NOTICE OF MEETINGS OF HOLDERS OF CERTAIN SECURED DEBT AND CERTAIN UNSECURED DEBT OF CONCORDIA INTERNATIONAL CORP.
AND
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF CONCORDIA INTERNATIONAL CORP.
To be held on June 19, 2018
MANAGEMENT INFORMATION CIRCULAR
with respect to, among other things, a proposed
PLAN OF ARRANGEMENT
and
RECAPITALIZATION TRANSACTION
These materials are important and require your immediate attention. They require shareholders and certain affected debtholders of Concordia International Corp. to make important decisions. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors. If you have any questions or require additional information with regard to the voting of your debt or your shares, please contact Kingsdale Advisors by: (i) telephone, toll-free in North America at 1-866-581-0506 or at 416-867-2272 outside of North America; or (ii) e-mail to corpaction@kingsdaleadvisors.com.
May 15, 2018

May 15, 2018

To the holders of:	the Secured Debt (as defined in the accompanying management information circular)

And to the holders of:	the Unsecured Debt (as defined in the accompanying management information circular)

And to the holders of:	common shares (“Common Shares”) of Concordia International Corp. (“Concordia”, the “Corporation”, “we” or “us”)
In September 2017, we announced Concordia’s new long-term growth strategy, known as the DELIVER strategy, which seeks to position the Corporation as a leading European “off-patent” medicines player. One of the key pillars of the DELIVER strategy involves realigning Concordia’s capital structure to create a financial foundation that can support Concordia’s long-term growth and provide Concordia with increased potential and flexibility to execute on the balance of the DELIVER strategy, in an effort to maximize value creation for Concordia and its stakeholders going forward.
As previously announced, since approximately June 2017, Concordia has been engaged in a comprehensive process to explore and evaluate potential transactional alternatives to optimize its capital structure. Concordia, with the assistance of its legal and financial advisors, has engaged in extensive discussions and consultations with holders of a significant amount of Concordia’s Secured Debt and Unsecured Debt that are subject to confidentiality agreements with the Corporation and their respective advisors. Based on Concordia’s strategic review efforts and its efforts with key stakeholders, we believe that the proposed series of transactions (collectively, the “Recapitalization Transaction”), as set out in greater detail in the accompanying management information circular (the “Information Circular”), represents the best available option to improve Concordia’s capital structure and provide it with a stronger financial foundation for future growth.
The Recapitalization Transaction is to be implemented pursuant to an arrangement pursuant to Section 192 of the Canada Business Corporations Act (the “Arrangement”), as more particularly set forth in the plan of arrangement attached as Appendix H to the Information Circular (the “Plan”), and as further described in the Information Circular. Capitalized terms that are not defined herein have the meanings ascribed thereto in the Information Circular.
The Recapitalization Transaction contemplates the following key elements regarding the Corporation’s Secured Debt:

a)
the Corporation’s Secured Debt in the aggregate principal amount of approximately $2.2 billion, plus accrued and unpaid interest, will be exchanged for: (i) cash in an amount equal to any outstanding accrued and unpaid interest up to the date the Arrangement is implemented (the “Effective Date”) (excluding any compound interest and based on the contractual non-default interest rates under the relevant Debt Documents (as defined in the accompanying Information Circular) and the outstanding principal amount of the applicable obligations under such Debt Documents, not reduced by any unamortized original issue discount), unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates) or amortization, as applicable, under the Secured Debt, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of proceedings under the Canada Business Corporations Act (the “CBCA Proceedings”)) in respect of the Secured Debt; (ii) cash in the amount of $500 million (the “Secured Debt Repayment Amount”); (iii) any Additional Cash Amount (as defined below); and (iv) new secured debt (the “New Senior Secured Debt”) comprised of new senior secured term loans (“New Senior Secured Term Loans”) and new senior secured notes (“New Senior Secured Notes”);

b)	each holder of Secured Debt (in its capacity as such, a “Secured Debtholder”) will receive its pro rata share of the New Senior Secured Debt in the form of either New Senior Secured Term Loans or New

Senior Secured Notes depending on the type of Secured Debt held by such Secured Debtholder, subject to holders of the Corporation’s existing secured term loans as of the record date of May 9, 2018 (the “Record Date”) having the right to elect on or before June 28, 2018 to receive all or a portion of their New Senior Secured Debt in respect of its Secured Term Loans (as defined in the accompanying Information Circular) in the form of New Senior Secured Notes, provided that any such elections may be subject to certain re-allocations to ensure that the principal amount of New Senior Secured Notes does not exceed $300 million in the aggregate and certain re-allocations to the extent that the New Senior Secured Notes are undersubscribed by elections made by holders of Secured Term Loans;

c)
Secured Debtholders that vote in favour of the Plan by the applicable deadline (or applicable transferees), as described further in the accompanying Information Circular, will be entitled to receive additional consideration in exchange for their Secured Debt in the form of cash equal to 5% of the principal amount of their Secured Debt as of the Distribution Record Date (as such term is defined in the accompanying Information Circular) that is voted in favour of the Plan by the applicable deadline (“Secured Debtholder Early Consent Cash Consideration”);

d)
if the aggregate amount of Secured Debtholder Early Consent Cash Consideration is less than $100 million, then an amount equal to the difference between $100 million and the amount of Secured Debtholder Early Consent Cash Consideration (the “Additional Cash Amount”) will be paid on a pro rata basis to each Secured Debtholder as consideration in exchange for their Secured Debt;

e)
the final principal amount of New Senior Secured Debt to be issued pursuant to the Recapitalization Transaction shall be in such amount that results in the aggregate consideration payable to Secured Debtholders pursuant to the Recapitalization Transaction (including the Secured Debt Repayment Amount and the Secured Debtholder Early Consent Cash Consideration but not including any Additional Cash Amount or the payment of accrued and unpaid interest) being equal to: (i) 93.3835% of the principal amount of Secured Debt owing to such Secured Debtholders if such Secured Debtholders are Early Consenting Secured Debtholders (taking into account their respective pro rata share of the Secured Debt Repayment Amount, the New Senior Secured Debt and the Secured Debtholder Early Consent Cash Consideration), and (ii) 88.3835% of the principal amount of Secured Debt owing to such Secured Debtholders if such Secured Debtholders are not Early Consenting Secured Debtholders (taking into account their respective pro rata share of the Secured Debt Repayment Amount and the New Senior Secured Debt). The Corporation expects the aggregate principal amount of the New Senior Secured Debt to be approximately $1.4 billion; and

f)
cash amounts to be paid to Secured Debtholders pursuant to the Plan in respect of Secured Debtholder Claims (as defined in the accompanying Information Circular) denominated in pounds sterling may be paid, at the election of Concordia, with the consent of the Majority Initial Consenting Secured Debtholders (as defined in the accompanying Information Circular), in U.S. dollars and/or pounds sterling.

The Recapitalization Transaction contemplates the following key elements regarding the Corporation’s Unsecured Debt:

a)
the Corporation’s Unsecured Debt in the aggregate principal amount of approximately $1.6 billion, plus accrued and unpaid interest, will be exchanged for: (i) new Limited Voting Shares (as such term is defined in the accompanying Information Circular) representing 7.97% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (subject to dilution as described in the accompanying Information Circular) and (ii) any Reallocated Unsecured Shares (as defined below);

b)
holders of Unsecured Debt (in their capacity as such, “Unsecured Debtholders”) that vote in favour of the Plan by the applicable deadline (or applicable transferees), as described further in the accompanying Information Circular, will be entitled to receive additional consideration in exchange for their Unsecured Debt in the form of new Limited Voting Shares equal to their pro rata share of a pool of Limited Voting Shares representing 3.99% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (the “Unsecured Early Consent Share Pool”) (subject to dilution as described in the accompanying Information Circular) (the “Unsecured Debtholder Early Consent Share Consideration”); and

c)
any shares in the Unsecured Early Consent Share Pool that are not issued as Unsecured Debtholder Early Consent Share Consideration (the “Reallocated Unsecured Shares”) will be issued to all Unsecured Debtholders on a pro rata basis as consideration in exchange for their Unsecured Debt.

For purposes of the Recapitalization Transaction, claims in respect of the Secured Debt and Unsecured Debt shall be calculated by reducing the applicable principal amounts by any unamortized original issue discount and not taking into account any make-whole, redemption or other premiums, and the claims in respect of the Secured Debt denominated in British Pounds shall be converted to U.S. Dollars based on the exchange rate on the day that is five business days prior to the anticipated implementation of the Recapitalization Transaction.
The Recapitalization Transaction contemplates that approximately $586.5 million will be raised by the issuance of new Limited Voting Shares representing in the aggregate 87.69% of the outstanding Limited Voting Shares (the “New Capital Raise”) immediately following the implementation of the Recapitalization Transaction (subject to dilution (the “MIP Dilution”) resulting from the Limited Voting Shares, options or other rights to acquire Limited Voting Shares to be issued pursuant to the Management Incentive Plan, which is defined and described below), the proceeds of which will be used towards payment of the Secured Debt Repayment Amount, the Additional Cash Amount (if any) and the Secured Debtholder Early Consent Cash Consideration to be paid as part of the consideration for the exchange of the Secured Debt. The New Capital Raise will be completed pursuant to a private placement (the “Private Placement”) from certain Secured Debtholders and certain Unsecured Debtholders (collectively, the “Private Placement Parties”) that have entered into a subscription agreement (the “Subscription Agreement”) as of May 1, 2018 with Concordia concurrently with executing a support agreement (the “Support Agreement”) as of May 1, 2018 with Concordia. As consideration for each Private Placement Party’s subscription commitment under the Subscription Agreement, each Private Placement Party earned upon the execution of the Subscription Agreement its pro rata share (based on its subscription commitment) of aggregate cash consideration equal to $44 million, subject to the terms of the Subscription Agreement.
Among other things, the Recapitalization Transaction also contemplates:

a)	the continuance of Concordia into the federal jurisdiction of Canada under the Canada Business Corporations Act (the “Continuance”) prior to the implementation of the Recapitalization Transaction;

b)
the issued and outstanding Common Shares will be consolidated (the “Share Consolidation”) on the basis of one Common Share for every 300 existing Common Shares, and such post-Share Consolidation Common Shares will be redesignated as Limited Voting Shares;

c)	the existing Common Shares and all new Limited Voting Shares issued pursuant to the Plan shall be subject to the MIP Dilution;

d)
any person having an Existing Equity Class Action Claim (as defined in the accompanying Information Circular) against Concordia, its direct or indirect subsidiaries, or any of their current or former officers and directors, will be irrevocably and forever limited to recovery in respect of such claim solely from the proceeds of the applicable insurance policies;

e)
other than the existing Common Shares and Existing Equity Class Action Claims, all other equity claims and interests in Concordia, including all options, warrants, rights or similar instruments and claims that may be advanced against the Corporation in respect of any such equity claims and interests in the future, will be terminated, cancelled, dismissed or enjoined or otherwise dealt with in a manner acceptable to the Majority Initial Consenting Debtholders (as defined in the accompanying Management Information Circular); and

f)
a management equity incentive plan (the “Management Incentive Plan”) for Concordia being implemented concurrently with the completion of the transactions contemplated in the Plan, which Management Incentive Plan shall be acceptable to Concordia and the Majority Initial Consenting Debtholders and will permit the granting of various types of equity awards, including stock options, share appreciation rights, restricted shares, restricted share units, deferred share units and other share-based awards as determined by Concordia’s board of directors (or the applicable compensation committee) following the Effective Date. The aggregate number of Limited Voting Shares that may be issued pursuant to the Management Incentive Plan shall not exceed 7.5% of the Limited Voting Shares outstanding upon implementation of the Recapitalization Transaction. Awards issuable under the Management Incentive Plan shall be determined by Concordia’s board of directors (or the applicable compensation committee) following the Effective Date.
As a result of the Recapitalization Transaction:

a)	Concordia will reduce its total debt by approximately $2.4 billion;

b)	Concordia will reduce its annual interest payments by approximately $172 million per year;

c)
Concordia’s existing shareholders will retain their Common Shares (which will be redesignated as Limited Voting Shares), subject to the Share Consolidation and the significant dilution resulting from the issuance of Limited Voting Shares pursuant to the Recapitalization Transaction, such that the existing Common Shares will represent approximately 0.35% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (subject to further dilution in respect of the MIP Dilution);

d)	other than as set out in (e) above, Concordia’s obligations to employees, suppliers and customers will not be affected and will continue to be satisfied by the Corporation in the ordinary course; and

e)	the Corporation’s realigned capital structure is expected to provide it with a stronger financial foundation to pursue its growth and other objectives under its DELIVER strategy.
The Recapitalization Transaction has the support of Secured Debtholders and Unsecured Debtholders holding, on an aggregate basis, approximately 76.6% and approximately 64.2% of the outstanding Secured Debt and Unsecured Debt as of the date hereof, respectively. These Debtholders have entered into the Support Agreement with Concordia pursuant to which they have agreed to vote in favour of the Arrangement.
Subject to the Support Agreement, Concordia intends to continue operating its business in the ordinary course while it pursues implementation of the Recapitalization Transaction.
In addition, the directors and officers of Concordia have agreed to vote all of their Common Shares in favour of the approval of the Arrangement.
MPA Morrison Park Advisors Inc. (“MPA”) has provided an opinion to Concordia’s board of directors, which opinion concludes that, as of the date thereof: (i) the Arrangement is fair, from a financial point of view, to the Corporation; (ii) the Secured Debtholders, the Unsecured Debtholders and the existing shareholders that are provided consideration under the Arrangement, respectively, would be in a better position, from a financial point of view, under the Arrangement than if the Corporation were liquidated; (iii) the consideration provided under the Arrangement to the Secured Debtholders is fair, from a financial point of view, to the Secured Debtholders; (iv) the consideration provided under the Arrangement to the Unsecured Debtholders is fair, from a financial point of view, to the Unsecured Debtholders; and (v) the consideration provided under the Arrangement to the existing shareholders is fair, from a financial point of view, to the existing shareholders.
After careful consideration and based on a number of factors, including the opinion of MPA, and after an extensive review of its alternatives, Concordia’s board of directors has determined that the Recapitalization Transaction is in the best interests of the Corporation and its stakeholders, and unanimously recommends that the Secured Debtholders, Unsecured Debtholders and holders of existing Common Shares vote in favour of the Arrangement.
Secured Debtholders will be asked to approve the Arrangement at the Secured Debtholders’ Meeting scheduled to be held at 10:00 a.m. (Toronto time) on June 19, 2018. Unsecured Debtholders will be asked to approve the Arrangement at the Unsecured Debtholders’ Meeting scheduled to be held at 10:30 a.m. (Toronto time) on June 19, 2018. Shareholders will be asked to approve the Continuance, the Arrangement and certain other matters described in the Information Circular at the Shareholders’ Meeting to be held at 11:00 a.m. (Toronto time) on June 19, 2018. These meetings (the “Meetings”) will be held at the offices of Goodmans LLP at Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario.

The Recapitalization Transaction and the Arrangement are being implemented pursuant to the Plan. The Corporation has the ability, to the extent certain milestones and conditions set out in the Support Agreement in respect of the CBCA Proceedings are not met or it is otherwise determined by the Corporation, the Majority Initial Consenting Debtholders and the Majority Private Placement Parties (as defined in the accompanying Information Circular), to advance the Recapitalization Transaction on substantially the same terms as described in the accompanying Information Circular, pursuant to any alternative proceedings commenced by the Corporation under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) (a “CCAA Proceeding”), to the extent consented to by the Majority Initial Consenting Debtholders and the Majority Private Placement Parties, or Chapter 11 of the United States Bankruptcy Code (a “Chapter 11 Process”), which will be supported by the Consenting Debtholders (as defined in the accompanying Information Circular) pursuant to the Support Agreement, subject to certain agreed milestones and certain other agreed terms. In order to be in the best position to efficiently advance the Chapter 11 Process, if applicable, Concordia is soliciting votes in respect of the Plan contemporaneously with soliciting votes in respect of a restructuring plan which would be implemented pursuant to the Chapter 11 Process, if applicable (a “Chapter 11 Plan”). To this end, attached to the Information Circular as Appendix N and Appendix O are a Chapter 11 Disclosure and Chapter 11 Plan, respectively. Debtholders eligible to submit votes in favour or against the Chapter 11 Plan are encouraged to closely review both the Chapter 11 Plan and Chapter 11 Disclosure, as well as the accompanying Information Circular and each of the Appendices thereto, including the Plan. Concordia expects to be in a position to complete and implement the Plan pursuant to the CBCA Proceedings; however, the contemporaneous solicitation of votes in respect of a Chapter 11 Plan ensures that the Corporation has the future ability to complete the Recapitalization Transaction under such an alternative implementation process if the Corporation elects to do so in the future. In accordance with the terms of the Interim Order (as described and defined in the accompanying Information Circular), a vote cast in favour of the Plan at either of the Meetings may also be counted in favour of a resolution or resolutions approving a CCAA plan of arrangement in any CCAA Proceedings that may be commenced by Concordia.
Pursuant to the Interim Order, Concordia may seek Court approval of the Plan whether or not the Arrangement is approved by shareholders at the Shareholders’ Meeting and notwithstanding whether the Shareholders’ Meeting is held.
Management of Concordia and Concordia’s board of directors believe that it is extremely important that the Recapitalization Transaction be approved and implemented in order to improve the Corporation’s capital structure, to support Concordia’s implementation of its DELIVER strategy and to best promote and preserve value for Concordia’s various stakeholders, in accordance with their relative priorities. We urge you to give serious attention to the Recapitalization Transaction and to support it in person or by proxy at the applicable Meeting(s) to be held on June 19, 2018. The current proposal is integral to our objectives of realigning Concordia’s capital structure, reducing Concordia’s debt obligations, and positioning Concordia for maximized future long-term growth, objectives to which management of Concordia and its board of directors are committed. We hope that we will receive your support.
We encourage you to vote on the matters set out in the Information Circular by following the voting instructions set out therein by the applicable deadline.
We thank you for your continued support of Concordia.

[signature page to follow.]

Yours truly,

<Signed> Jordan Kupinsky

Jordan Kupinsky
Non-Executive Chairman of the Board Concordia International Corp.
These materials are important and require your immediate attention. The transactions contemplated in the Recapitalization Transaction are complex. The accompanying Information Circular contains a description of the Recapitalization Transaction and a copy of the Plan, along with other information concerning Concordia to assist you in considering this matter. You are urged to review this information carefully. Should you have any questions or require assistance in understanding and evaluating how you will be affected by the proposed Recapitalization Transaction, please consult your legal, tax or other professional advisors.
If you have any questions or require additional information with regard to voting your debt or your shares, please contact our proxy solicitation and information agent, Kingsdale Advisors, by: (i) telephone, toll-free in North America at 1-866-581-0506 or at 416-867-2272 outside of North America; or (ii) e-mail to corpaction@kingsdaleadvisors.com.

IMPORTANT INFORMATION	V
General	v
Forward Looking Information and Statements	v
Alternative Implementation Process	ix
Trademarks	x
Market and Industry Data	x
NOTICE TO SECURITYHOLDERS IN THE UNITED STATES.	X
NOTICE TO SECURITYHOLDERS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA	XI
NOTICE TO SECURITYHOLDERS IN THE UNITED KINGDOM	XII
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	XII
PRESENTATION OF CERTAIN NON-IFRS FINANCIAL MEASURES	XII
EXCHANGE RATES	XIII
DOCUMENTS INCORPORATED BY REFERENCE	XIII
GLOSSARY OF TERMS	XV
NOTICE OF MEETING OF SECURED DEBTHOLDERS	XXXV
NOTICE OF MEETING OF UNSECURED DEBTHOLDERS	XXXVIII
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	XLI
SUMMARY	1
INFORMATION CONCERNING THE MEETINGS	10
General	10
Meetings	10
SOLICITATION OF PROXIES	10
APPOINTMENT OF PROXIES	11
SECURED DEBTHOLDER PROXIES	11
UNSECURED DEBTHOLDER PROXIES	11
SHAREHOLDER PROXIES	12
ENTITLEMENT TO VOTE AND ATTEND	12
REVOCATION OF PROXIES	12
VOTING OF PROXIES	13
NON-REGISTERED HOLDERS	13
QUORUM AND VOTING REQUIREMENTS	15
Secured Debtholders’ Meeting	15
Unsecured Debtholders’ Meeting	16
Shareholders’ Meeting	16
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	17
INTEREST OF MANAGEMENT AND OTHERS	18
QUESTIONS AND OTHER ASSISTANCE	18
BUSINESS OF THE SPECIAL MEETING OF SHAREHOLDERS	18
DESCRIPTION OF THE RECAPITALIZATION TRANSACTION	18
Continuance of Concordia from Ontario to Canada	18
Plan	21
Required Approvals for the Arrangement	27

- i -

Certain U.S. Securities Laws Matters	28
TSX Matters	29
Procedures	30
ARRANGEMENT STEPS	35
CONDITIONS PRECEDENT TO THE IMPLEMENTATION OF THE PLAN	39
BACKGROUND TO AND REASONS FOR THE RECAPITALIZATION TRANSACTION	39
MPA Opinion	42
Recommendation of the Board of Directors	45
EFFECT OF THE RECAPITALIZATION TRANSACTION	45
SUPPORT AGREEMENT	46
SUBSCRIPTION AGREEMENT	53
ALTERNATIVE IMPLEMENTATION PROCESS	56
CONCORDIA NEWCO	57
MANAGEMENT INCENTIVE PLAN	57
CERTAIN REGULATORY AND OTHER MATTERS RELATING TO THE RECAPITALIZATION TRANSACTION	57
United States	57
Canada	59
Stock Exchange Listing	59
Expenses	59
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET	59
CONCORDIA AFTER THE RECAPITALIZATION TRANSACTION	63
Share Capital	63
Principal Shareholders	63
PRICE RANGE AND TRADING VOLUME FOR THE EXISTING COMMON SHARES	67
LEGAL PROCEEDINGS	68
INCOME TAX CONSIDERATIONS	68
Certain Canadian Federal Income Tax Considerations	68
Holders Resident in Canada	69
Holders Not Resident in Canada	73
Certain United States Federal Income Tax Considerations	75
RISK FACTORS	82
Risks Relating to the Recapitalization Transaction	82
Risks Relating to the Non-Implementation of the Recapitalization Transaction	85
Risk Factors Related to the New Senior Secured Debt	85
Risk Factors Related to the Business and the Limited Voting Shares	94
Tax Risks	94
BUSINESS OF THE ANNUAL MEETING OF SHAREHOLDERS	94
Presentation of Financial Statements	94
Election of Directors	94
Re-Appointment of Auditor	95
Other Business	95
DIRECTOR NOMINEES OF CONCORDIA	96
STATEMENT OF BOARD OF DIRECTORS COMPENSATION	100
Outstanding Share-Based Awards and Option-Based Awards	102
Incentive Plan Awards – Value Vested or Earned During the Year	102
Interest of Informed Persons in Material Transactions	103
Corporate Cease Trade Orders or Bankruptcies	103

- ii -

Penalties and Sanctions	103
Indebtedness of Directors, Officers and Employees	104
STATEMENT OF EXECUTIVE COMPENSATION	104
Activities and Board/HRCC Decisions in 2017	104
Approach to Executive Compensation for 2018	105
COMPENSATION DISCUSSION AND ANALYSIS	106
Named Executive Officers for 2017	106
Approach to Executive Compensation	106
Executive Compensation Governance	107
Compensation Structure and Decision-Making Process	108
Compensation Risk	109
Clawback Policy	109
Independent Compensation Consultants	109
Compensation Benchmarking and Comparator Group	110
Components of Executive Compensation	111
Base Salary	112
Short-Term Incentive Program	113
Retention Program	114
Long-Term Incentives (Options and RSUs)	115
Benefits and Perquisites	117
Performance Graph	117
Summary Compensation Table	119
INCENTIVE PLAN AWARDS	121
Outstanding Share-Based Awards and Option-Based Awards	121
Incentive Plan Awards – Value Vested or Earned During the Year	121
Equity Compensation Plan Information	122
PENSION PLAN BENEFITS	122
TERMINATION AND CHANGE OF CONTROL BENEFITS	122
Executive Employment Agreements	123
SOP and LTIP Change of Control Provisions	126
Estimated Incremental Payment on Change of Control and/or Termination	127
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	127
Board of Directors	127
Summary of Director Qualifications and Expertise	128
Mandate of the Board of Directors	128
Meetings of the Board of Directors	129
Notes	129
Board Renewal and Term Limits	129
Independence of the Board	130
Independent Non-Executive Chairman	130
Committee Composition	130
Succession Planning	130
Selection of New Board Members	130
Assessments and Performance Reviews	131
Gender Diversity	131
Majority Voting for Board Elections	132
Orientation and Education	132
Code of Conduct	132
Committees of the Board	133
Position Descriptions	135
Disclosure, Securities Trading and Confidentiality Policy	135
Directors’ and Officers’ Liability Insurance	136
LEADERSHIP TRANSITION	136
ADDITIONAL INFORMATION	136

- iii -

DIRECTORS’ APPROVAL	137
CONSENT OF MPA MORRISON PARK ADVISORS INC.	138

- iv -

IMPORTANT INFORMATION
General
This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the Meetings and any adjournments or postponements thereof. No person has been authorized to give any information or make any representation in connection with the Recapitalization Transaction or any other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Recapitalization Transaction or the other matters set forth herein.
All summaries of, and references to, the Recapitalization Transaction in this Information Circular are qualified in their entirety by reference to the complete text of the Plan, a copy of which is attached as Appendix H to this Information Circular. You are urged to carefully read the full text of the Plan.
All information contained in this Information Circular is given as of May 15, 2018 unless otherwise specifically stated. All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.
Forward Looking Information and Statements
Certain statements contained in this Information Circular and the information incorporated herein by reference constitute “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities Laws (collectively, “forward-looking statements”), which are based upon the current internal expectations, estimates, projections, assumptions and beliefs of the Corporation’s management. Statements concerning the Corporation’s objectives, goals, strategies, intentions, plans, beliefs, assumptions, projections, predictions, expectations and estimates, and the business, operations, future financial performance and condition of the Corporation are forward-looking statements. This Information Circular uses words such as “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would”, “could”, “plan”, “create”, “designed”, “predict”, “project”, “seek”, “ongoing”, “increase”, “upside” and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of the Corporation’s management based on information currently available to them, and are based on assumptions and are subject to risks and uncertainties. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in or implied by the forward-looking statements. In addition, this Information Circular may contain forward-looking statements attributed to third-party industry sources.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other characterizations of future events or circumstances that constitute forward-looking statements will not occur. Such forward-looking statements in this Information Circular speak only as of the date of this Information Circular. Forward-looking statements in this Information Circular include, but are not limited to, statements with respect to:

•	the performance of the Corporation’s business and operations;

•	the timing of, and matters to be considered at, the meetings of Debtholders and Shareholders as well as with respect to voting at such meetings;

•	the future development of the Corporation, its growth strategy (including, but not limited to, its DELIVER strategy) and the timing thereof;

•	the Corporation’s future liquidity and financial capacity;

- v -

•	the Corporation’s ability to satisfy its financial obligations in future periods;

•	expectations regarding the Corporation’s ability to raise capital and/or restructure its capital structure;

•	the Corporation’s intention to reduce its debt and annual interest payments;

•	the Corporation’s intention to realign its capital structure and the timing thereof;

•	the Corporation’s filing with the Court;

•	failure to timely satisfy the conditions of the Recapitalization Transaction or to otherwise complete the Recapitalization Transaction;

•	the expected process for implementing the Recapitalization Transaction, including with respect to an Alternative Implementation Process;

•	the effect of the Recapitalization Transaction;

•	the Corporation’s corporate governance practices and policies;

•	the Corporation’s short term incentive program for employees in 2018; and

•	the Corporation’s obligations upon the termination of a named executive officer.
With respect to the forward-looking statements contained in this Information Circular, such statements are subject to certain risks, including those risks set forth below and in the “Risk Factors” section of this Information Circular and the “Risk Factors” section of the 2018 Annual Report, and the Corporation has made assumptions regarding, among other factors:

•	the ability of the Corporation to significantly reduce its debt and annual interest payments and the terms of any such reduction;

•	the ability of the Corporation to realign its capital structure and the timing thereof;

•	third parties respecting the Preliminary Interim Order or Interim Order under the CBCA Proceedings or not taking steps to violate or contest such order;

•
the ability of the Corporation to maintain its listings on the NASDAQ and/or TSX given the initial notification letter received from the NASDAQ, the current trading price of the Common Shares and the CBCA Proceedings;

•	alternatives available to the Corporation to strengthen the Corporation’s capital structure;

•	the ability of the Corporation to create a financial foundation for the Corporation that will be able to support its long-term growth;

•	the ability of the Corporation to achieve its financial goals including with respect to the nature of any agreement with its lenders;

•
the ability of the Corporation to operate in the ordinary course during the CBCA Proceedings, including with respect to satisfying obligations to service providers, suppliers, contractors and employees;

•	the CBCA Proceedings enabling the Corporation to stay defaults under its and its subsidiaries' agreements, including debt agreements;

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•	the ability of the Corporation to continue as a going concern;

•	the ability of the Corporation to continue to realize its assets and discharge its liabilities and commitments;

•	the Corporation’s future liquidity position, and access to capital, to fund ongoing operations and obligations (including debt obligations);

•	the ability of the Corporation to stabilize its business and financial condition;

•	the ability of the Corporation to implement and successfully achieve its business priorities;

•	the ability of the Corporation to execute its long-term growth strategy in a timely manner or at all;

•	the successful licensing of products to third parties or to the Corporation, as applicable, to market and distribute such products on terms favourable to the Corporation;

•	the ability of the Corporation to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements;

•	the ability of the Corporation to maintain key partnerships and licensing and partnering arrangements, now and in the future;

•	the ability of the Corporation to maintain its distribution networks and distribute its products effectively despite significant geographical expansion;

•	the general regulatory environment in which the Corporation operates, including the areas of taxation, environmental protection, consumer safety and health regulation;

•	the tax treatment of the Corporation and its subsidiaries and the materiality of legal and regulatory proceedings;

•	the timely receipt of any required regulatory approvals, including in respect of the Recapitalization Transaction;

•	the general economic, financial, market and political conditions impacting the industry and countries in which the Corporation operates;

•	the ability of the Corporation to sustain or increase profitability, fund its operations with existing capital and/or raise additional capital to fund its operations;

•	the ability of the Corporation to meet its financial forecasts and projections over the next twelve months and beyond;

•	the ability of the Corporation to acquire or in-license any necessary technology, products or businesses and effectively integrate such acquisitions or such in-licensed technology or products;

•	the development and clinical testing of products under development by the Corporation;

•	the ability of the Corporation to obtain necessary approvals for commercialization of the Corporation’s products from applicable regulatory authorities;

•	future currency exchange and interest rates;

•	reliance on third party contract manufacturers to manufacture the Corporation’s products on favourable terms;

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•	reliance on third party distributors to distribute the Corporation’s products on favourable terms;

•	reliance on development partners to develop the Corporation’s products;

•	the ability of the Corporation to generate sufficient cash flow from operations;

•	potential competition to the Corporation’s pharmaceutical products;

•	the availability of raw materials and finished products necessary for the Corporation’s products;

•	the impact of increasing competition;

•	the impact of the entry of competitive products, including the timing of the entry of such products in the market place;

•
the ability of the Corporation to obtain and retain qualified staff, equipment and services in a timely and efficient manner (particularly in light of the Corporation’s efforts to restructure its debt obligations);

•	the ability of the Corporation to maintain and enforce the protection afforded by any patents or other intellectual property rights;

•	the ability of the Corporation to conduct operations in a safe, efficient and effective manner;

•	the results of continuing and future safety and efficacy studies by industry and government agencies related to the Corporation’s products;

•	the ability of the Corporation to retain members of the senior management team, including but not limited to, the officers of the Corporation;

•	the ability of the Corporation to successfully market its products and services;

•
the impact of the United Kingdom referendum through which voters supported a withdrawal from the European Union. A significant portion of the Corporation’s business is in the United Kingdom pharmaceutical industry and a significant portion of the Corporation’s contract manufacturers are located in mainland Europe. The United Kingdom’s exit from the European Union could result in a number of developments, including, without limitation, regulatory changes in the pharmaceutical industry, cross border tariff and cost structure changes or loss of access to European Union global trade markets. Therefore, the United Kingdom’s exit from the European Union could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the United Kingdom’s exit from the European Union may result in a period of uncertainty while the terms of such exit are being negotiated; and

•
the Corporation’s operating results, financial condition and financial forecasts may fluctuate from period to period for a number of reasons, including as a result of events or occurrences disclosed in the Corporation’s public filings (including, without limitation, under the heading “Risk Factors” in this Information Circular and in the 2018 Annual Report). As a result, the Corporation believes that quarter-to-quarter comparisons of results from operations or financial forecasts, or any other similar period-to-period comparisons, should not be construed as reliable indicators of the Corporation’s future performance. The events or occurrences described in the Corporation’s public filings, including, without limitation, under the heading “Risk Factors” in this Information Circular and in the 2018 Annual Report, may cause the Corporation’s operating results and/or financial forecasts to fluctuate and such events or occurrences could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In any period, the Corporation’s results may be below the expectations of market analysts and investors, which could cause the trading price of the Corporation’s securities to decline.

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Forward-looking statements contained in this Information Circular are based on the key assumptions described herein. Readers are cautioned that such assumptions, although considered reasonable by the Corporation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided in this Information Circular as a result of numerous known and unknown risks and uncertainties and other factors. The Corporation cannot guarantee future results.
Risks related to forward-looking statements include those risks referenced herein and in the Corporation’s other filings with the Canadian Securities Regulators and the U.S. Securities and Exchange Commission. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this Information Circular include, but are not limited to, the risk factors described above and included under the heading “Risk Factors” in this Information Circular and under the heading “Risk Factors” in the 2018 Annual Report.
Forward-looking statements contained in this Information Circular are based on the Corporation’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change. Management has included the summary of assumptions and risks related to forward-looking statements included in this Information Circular for the purpose of assisting the reader in understanding management’s current views regarding those future outcomes. Readers are cautioned that this information may not be appropriate for other purposes. Readers are cautioned that the lists of assumptions and risk factors contained herein are not exhaustive. Neither the Corporation nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements contained herein.
Such forward-looking statements are made as of the date of this Information Circular and the Corporation disclaims any intention or obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.
The forward looking-statements contained in the documents incorporated by reference herein: (i) were made as of the dates stated therein and have not been updated except as modified or superseded by a subsequently filed document that is also incorporated by reference in this Information Circular; (ii) represent the Corporation’s views as of the date of such documents and should not be relied upon as representing the Corporation’s views as of any subsequent date; and (iii) are expressly qualified by this cautionary statement. While the Corporation anticipates that subsequent events and developments may cause its views to change, the Corporation specifically disclaims any intention or obligation to update forward looking-statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws.
All of the forward-looking statements made in this Information Circular or incorporated by reference herein are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments anticipated in or implied by such forward-looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation.
Actual results, performance or achievements could differ materially from those anticipated in or implied by any forward-looking statement in this Information Circular, and, accordingly, investors should not place undue reliance on any such forward-looking statement. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Corporation’s management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of the Corporation or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement contained in this Information Circular.
Alternative Implementation Process
The Recapitalization Transaction and the Arrangement are being implemented pursuant to the Plan. The Corporation has the ability, to the extent certain milestones and conditions set out in the Support Agreement in respect of the CBCA Proceedings are not met or it is otherwise determined by the Corporation, the Majority Initial Consenting Debtholders and the Majority Private Placement Parties, to advance the Recapitalization Transaction on substantially the same terms as described in this Information Circular, pursuant to a CCAA Proceeding, to the extent consented to by the Majority Initial Consenting Debtholders and the Majority Private Placement Parties, or a Chapter 11 Process, which will be supported by the Consenting Debtholders, subject to certain agreed milestones

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and certain other agreed terms. In order to be in the best position to efficiently advance the Chapter 11 Process, if applicable, Concordia is soliciting votes in respect of the Plan contemporaneously with soliciting votes in respect of a Chapter 11 Plan. To this end, attached hereto as Appendix N and Appendix O are a Chapter 11 Disclosure and Chapter 11 Plan, respectively. Debtholders eligible to submit votes in favor or against the Chapter 11 Plan are encouraged to closely review both the Chapter 11 Plan and Chapter 11 Disclosure, as well as this Information Circular and each of the Appendices hereto, including the Plan.
Trademarks
This Information Circular includes trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in this Information Circular may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Corporation or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in this Information Circular are the property of their respective owners.
Market and Industry Data
The market industry data contained in this Information Circular is based upon information from independent industry and other publications and Concordia’s management’s knowledge of, and experience in, the industry in which Concordia operates. None of the sources of market and industry data have provided any form of consultation, advice or counsel regarding any aspects of, or is in any way whatsoever associated with, the matters described herein (including any related transactions). Market and industry data is subject to variations and cannot be verified with complete certainty due to, among other things, limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process and the limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data are not guaranteed. Concordia has not independently verified any of the data from third party sources referred to in this Information Circular and has not considered the accuracy of the underlying assumptions relied upon by such sources.
NOTICE TO SECURITYHOLDERS IN THE UNITED STATES
THE SECURITIES ISSUABLE IN CONNECTION WITH THE RECAPITALIZATION TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES; NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE REGULATORY AUTHORITY PASSED UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The issuance and distribution of New Limited Voting Shares and New Senior Secured Notes under the Plan have not been registered under the 1933 Act. The Unsecured Debt Exchange Shares, Reallocated Unsecured Shares, Unsecured Debtholder Early Consent Shares and New Senior Secured Notes are being issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) thereof (and similar exemptions under applicable state securities laws) on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. Section 3(a)(10) of the 1933 Act exempts from the general requirement of registration under the 1933 Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear and receive timely notice thereof. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including: (i) the proposed issuance of Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and Unsecured Debtholder Early Consent Shares in exchange for the Unsecured Debt; and (ii) the proposed issuance of New Senior Secured Notes in exchange for part of the applicable Secured Debt. The Court entered the Interim Order on May 2, 2018 and, subject to, among other things, approval of the Arrangement by the Secured Debtholders, Unsecured Debtholders and Shareholders, a hearing on the fairness of the Plan will be held by the Court on June 26, 2018 at 8:30 a.m. (Toronto time), or such other time and/or date as may

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be approved by the Court; provided that, pursuant to the Interim Order, the Applicants may seek Court approval of the Plan whether or not the Arrangement is approved by Shareholders at the Shareholders’ Meeting.
All Voting Parties are entitled to appear and be heard at the hearing for the Final Order on the terms set out in the Interim Order. The Final Order will constitute the basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to: (i) the Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and Unsecured Debtholder Early Consent Shares to be issued and distributed to the Unsecured Debtholders; and (ii) the New Senior Secured Notes to be issued and distributed to applicable Secured Debtholders, in each case pursuant to the Plan. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “Description of the Recapitalization Transaction – Required Approvals for the Arrangement” and “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction” included herein.
The Private Placement Shares will not be registered under the 1933 Act, or the securities laws of any other jurisdiction. The offering of the Private Placement Shares is being made pursuant to an exemption from registration provided by the 1933 Act. Accordingly, holders of the Private Placement Shares may not transfer the Private Placement Shares in the absence of an effective registration statement under the 1933 Act or evidence acceptable to the Corporation and its counsel, which may include an opinion of counsel, that registration is not required. Private Placement Shares will be subject to the restrictions on transfer described below under “Description of the Recapitalization Transaction – Plan – U.S. Debtholders and Transfer Restrictions”. The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the 1934 Act. This Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Accordingly, the solicitation and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate laws and Canadian Securities Laws, and this Information Circular has been prepared solely in accordance with the disclosure requirements of Canada. Shareholders in the U.S. should be aware that these requirements may be different from those under U.S. corporate and securities laws relating to U.S. companies.
Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, which differ from U.S. GAAP in certain material respects, and are subject to Public Company Accounting Oversight Board auditing and auditor independence standards, and thus may not be comparable to financial statements and information of U.S. companies prepared in accordance with U.S. GAAP. See “Reporting Currencies and Accounting Principles”.
Secured Debtholders and Unsecured Debtholders should be aware that the purchase, sale or conversion of the securities and debt described herein may have tax consequences both in Canada and the U.S. See “Income Tax Considerations”. Each prospective investor should consult a tax advisor concerning the securities described herein.
The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Concordia is incorporated outside the U.S. and some or all of the officers and directors of Concordia and the experts named herein are residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the U.S. As a result, it may be difficult or impossible for holders of Concordia’s securities in the U.S. to effect service of process within the U.S. upon Concordia, its subsidiaries and their officers and directors and the experts named herein, or to realize against them, upon judgments of courts of the U.S. predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the U.S. In addition, holders of Concordia’s securities in the U.S. should not assume that the courts of Canada or any other non-U.S. jurisdiction: (i) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the U.S.; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the U.S. or “blue sky” laws of any state within the U.S. See “Risk Factors – Risks Relating to the Recapitalization Transaction”.
NOTICE TO SECURITYHOLDERS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA
In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (as defined below), no offer of Limited Voting Shares and New Senior Secured Notes issued and distributed under the Plan may be made to the public in that member state except:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

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(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(c)	under any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Limited Voting Shares and New Senior Secured Notes issued and distributed under the Plan will require Concordia to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this section, the expression an “offer to the public” in relation to any securities in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase the securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in any member state.
NOTICE TO SECURITYHOLDERS IN THE UNITED KINGDOM
In the United Kingdom, this Information Circular is only being distributed to and directed at persons that are: (i) existing creditors and shareholders falling within Article 43 (members and creditors of certain bodies corporate) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “FSMA Order”); (ii) investment professionals, falling within Article 19(5) of the FSMA Order; or (iii) high net worth entities and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2)(a) to (e) of the FSMA Order (each such person being referred to as a “relevant person”). This Information Circular is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
Except where otherwise indicated, all dollar amounts set forth in this Information Circular are in U.S. Dollars, the presentation currency used by the Corporation in its consolidated financial results.
In this Information Circular, unless otherwise stated, all references to percentages of Common Shares are expressed on a non-diluted basis.
The consolidated financial statements incorporated by reference in this Information Circular have been prepared in accordance with IFRS.
IFRS differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”) and, as such, the Corporation’s financial statements and the financial information derived therefrom may not be comparable to the financial statements and financial information of U.S. companies prepared in accordance with U.S. GAAP. As the SEC has adopted rules to accept, from foreign private issuers, such as the Corporation, financial statements prepared in accordance with IFRS without reconciliation to U.S. GAAP, this Information Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP, and of how those differences might affect the financial information presented herein.
PRESENTATION OF CERTAIN NON-IFRS FINANCIAL MEASURES
This Information Circular and the documents incorporated by reference herein make reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Corporation’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute to the Corporation’s financial statements reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, Adjusted Gross Profit, Adjusted Net Income and Adjusted EPS to provide investors with supplemental information of the Corporation’s operating performance and thus highlight trends in the Corporation’s core business that may not otherwise be apparent when

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relying solely on IFRS financial measures. Securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess Concordia’s ability to meet future debt service requirements, plan capital expenditures, and consider the business’ working capital requirements.
See the Corporation’s Management’s Discussion and Analysis of the financial condition and results of operations of Concordia for the year ended December 31, 2017 and for the three month period ended March 31, 2018 for the definitions and a reconciliation of EBITDA, Adjusted EBITDA, Adjusted Gross Profit, Adjusted Net Income and Adjusted EPS to the most directly comparable IFRS measures.
EXCHANGE RATES
The following table sets forth, for each of the periods indicated, the end-of-period noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one U.S. Dollar in exchange for one Canadian dollar, as quoted by Bloomberg. The noon exchange rate on May 15, 2018, as quoted by Bloomberg, for the conversion of U.S. Dollars to Canadian dollars, was $1.00 equals CDN$1.2867.

	Year Ended December 31,		Three Months Ended March 31,
	2017 (CDN$)	2016 (CDN$)	2018 (CDN$)	2017 (CDN$)
High	1.3745	1.4592	1.3095	1.3506
Low	1.2131	1.2546	1.2283	1.3005
Average	1.2981	1.3248	1.2648	1.3236
End of Period	1.2520	1.3425	1.2902	1.3321

The foregoing rates may differ from the actual rates used in the preparation of Concordia’s financial statements and other financial information appearing in this Information Circular. The Corporation’s inclusion of these exchange rates is not meant to suggest that the U.S. Dollar amounts actually represent such Canadian dollar amounts or that such amounts could have been converted into Canadian dollars at any particular rate, if at all.
The following table sets forth, for each of the periods indicated, the end-of-period noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one U.S. Dollar in exchange for one GBP, as quoted by Bloomberg. The noon exchange rate on May 15, 2018, as quoted by Bloomberg, for the conversion of U.S. Dollars to GBP, was $1.00 equals 0.7402 GBP.

	Year Ended December 31,		Three Months Ended March 31,
	2017 (GBP)	2016 (GBP)	2018 (GBP)	2017 (GBP)
High	0.8302	0.8228	0.7401	0.8302
Low	0.7366	0.6758	0.7010	0.7910
Average	0.7766	0.7409	0.7187	0.8070
End of Period	0.7395	0.8105	0.7132	0.7979

The foregoing rates may differ from the actual rates used in the preparation of Concordia’s financial statements and other financial information appearing in this Information Circular. The Corporation’s inclusion of these exchange rates is not meant to suggest that the U.S. Dollar amounts actually represent such GBP amounts or that such amounts could have been converted into GBP at any particular rate, if at all.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Information Circular from documents filed by Concordia with securities commissions or similar authorities in Canada and the United States. Copies of the documents incorporated herein by reference may be obtained upon request to Francesco Tallarico, Chief Legal Officer & Secretary at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9, and if applicable, after July 1, 2018, at 5770 Hurontario Street, Suite 310, Mississauga, Ontario L5R 3G5 and without charge to the Voting Parties, and are also available under the Corporation’s profile on the System for Electronic Document Analysis and

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Retrieval (“SEDAR”), at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.
The following documents of Concordia, filed with the various provincial securities commissions or similar regulatory authorities in Canada, are specifically incorporated into and form an integral part of this Information Circular:

(a)	the 2018 Annual Report;

(b)
the audited consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 and related notes, management’s report on internal controls over financial reporting, and the auditors’ report thereon;

(c)	the Management’s Discussion and Analysis of the financial conditions and results of operations of Concordia for the three and twelve month periods ended December 31, 2017 and 2016;

(d)	the unaudited interim financial statements as at March 31, 2018 and for the three month periods ended March 31, 2018 and 2017;

(e)	the Management’s Discussion and Analysis of the financial conditions and results of operations of Concordia as at March 31, 2018 and for the three month periods ended March 31, 2018 and 2017;

(f)	the Management Information Circular of Concordia dated May 8, 2017 with respect to the annual meeting of the Shareholders of Concordia held on June 9, 2017;

(g)	the Material Change Report dated October 24, 2017 relating to, among other things, announcement of the commencement of proceedings under the CBCA; and

(h)	the Material Change Report dated May 7, 2018 relating to, among other things, announcement of the Recapitalization Transaction.
Any annual information form, annual report, annual or interim financial statement and related management’s discussion and analysis, material change report (excluding confidential material change reports), business acquisition report, information circular, news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, or disclosure document filed pursuant to an undertaking to a Canadian securities regulatory authority by Concordia with any securities commission or similar regulatory authority in Canada subsequent to the date of this Information Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Information Circular, as well as any document so filed by Concordia which expressly states it is to be incorporated by reference in this Information Circular. These documents will be available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for the purposes of this Information Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded.

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GLOSSARY OF TERMS
Unless the context otherwise requires, when used in this Information Circular the following terms shall have the meanings set forth below. Words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders.
“1933 Act” means the United States Securities Act of 1933, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.
“1934 Act” means the United States Securities Exchange Act of 1934, as amended and now in effect and as it may be further amended from time to time prior to the Effective Date.
“2017 Peer Group” has the meaning ascribed thereto under the heading “Compensation Discussion and Analysis – Compensation Benchmarking and Comparator Group”.
“2018 Annual Report” means the Corporation’s Annual Report on Form 20-F dated March 8, 2018.
“7.00% Unsecured Notes” means the 7.00% Senior Unsecured Notes due 2023 issued under the 7.00% Unsecured Notes Indenture.
“7.00% Unsecured Notes Indenture” means the Indenture for the 7.00% Unsecured Notes dated April 21, 2015 by and among Concordia, the guarantors party thereto, and the 7.00% Unsecured Notes Trustee, as amended, modified and/or supplemented from time to time as of the date of the Plan.
“7.00% Unsecured Notes Trustee” means U.S. Bank National Association, in its capacity as indenture trustee under the 7.00% Unsecured Notes Indenture, and any successor thereof.
“9.50% Unsecured Notes” means the 9.50% Senior Unsecured Notes due 2022 issued under the 9.50% Unsecured Notes Indenture.
“9.50% Unsecured Notes Indenture” means the Indenture for 9.50% Unsecured Notes dated October 21, 2015 by and among Concordia, the guarantors party thereto, and the 9.50% Unsecured Notes Trustee, as amended, modified and/or supplemented from time to time as of the date of the Plan.
“9.50% Unsecured Notes Trustee” means U.S. Bank National Association, in its capacity as indenture trustee under the 9.50% Unsecured Notes Indenture, and any successor thereof.
“Additional Cash Amount” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Secured Debtholders”.
“Additional Released Parties” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Releases and Waivers”.
“Advisors” means, collectively, (i) the Initial Consenting Secured Debtholders Advisors and (ii) the Initial Consenting Unsecured Debtholders Advisors.
“Affected Equity” means all Existing Equity other than the Common Shares outstanding immediately prior to the Effective Date.
“Affected Equity Claim” means an equity claim (as defined in section 2(1) of the CCAA) in respect of Concordia, other than an Existing Equity Class Action Claim.
“Affiliate” means any related fund or account, subsidiary of same fund manager, managed by same investment manager or affiliated investment managers.
“Agents” means, collectively, the Secured Term Loan Agent and the Unsecured Equity Bridge Loan Agent.

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“allowable capital loss” has the meaning ascribed thereto under the heading “Income Tax Consideration – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.
“Alternative Implementation Process” has the meaning ascribed thereto under the heading “Support Agreement – Alternative Implementation Process”.
“AMCo” means Amdipharm Mercury Limited.
“AMCo Acquisition” means the acquisition of 100% of the outstanding shares of AMCo by the Corporation, through a wholly-owned subsidiary, from Cinven and certain other sellers pursuant to the terms of a share purchase agreement dated September 4, 2015, as amended.
“Applicants” means, collectively, Concordia and CHCL.
“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan, subject to any amendments or variations thereto made in accordance with the Support Agreement, the Arrangement Agreement and Section 9.6 of the Plan or made at the direction of the Court in the Final Order or otherwise, in any case with the consent of the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably.
“Arrangement Agreement” means the arrangement agreement dated May 1, 2018, among the Applicants, as it may be amended, modified and/or supplemented from time to time.
“Articles Amendments” means amendments to the articles of Concordia in connection with the Arrangement to reflect the Governance Terms, the redesignation of the Common Shares as Limited Voting Shares and such other terms and conditions as may be agreed to by Concordia and the Majority Private Placement Parties and which shall be appended as a schedule to the Plan.
“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement, in form and substance satisfactory to the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably, that are required to be filed with the CBCA Director in order for the Arrangement to become effective on the Effective Date.
“Articles of Continuance” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Continuance of Concordia from Ontario to Canada – The Continuance”.
“Audit Committee” means the audit committee established by the Board.
“August 2016 Swap” means the Secured Swap Confirmation entered into as of August 17, 2016 between the Secured Swap Lender and CIJL in accordance with the Secured Swap ISDA.
“Automated Tender Offer Program” means the Automated Tender Offer Program (ATOP) system operated by DTC.
“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York.
“BIA” has the meaning ascribed thereto under the heading “Risk Factors – Risk Factors Related to the New Senior Secured Debt – Canadian insolvency laws may impair the enforcement of remedies under the New Senior Secured Debt”.
“Board of Directors” or “Board” means the board of directors of Concordia.
“Broadridge” means, collectively, Broadridge Investor Communications Solutions, Canada and its counterpart in the U.S.
“Business Day” means any day, other than a Saturday, Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario, New York, New York and London, England.

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“Bybrook” means one or more funds for which Bybrook Capital LLP or its affiliates acts as investment manager, advisor or sub-advisor.
“Canadian Holder” has the meaning ascribed thereto under the heading “Income Tax Consideration – Holders Resident in Canada”.
“Canadian Securities Laws” means collectively, and, as the context may require, the applicable securities laws of each of the provinces of Canada, and the respective regulations and rules made under those securities laws together with all applicable published policy statements, instruments, blanket orders, and rulings of the Canadian securities commissions and all discretionary orders or rulings, if any, of the Canadian securities commissions and all discretionary orders or rulings, if any, of the Canadian securities commissions made in connection with the transactions contemplated by the Recapitalization Transaction together with applicable published policy statements of the Canadian Securities Administrators, as the context may require.
“Cash Collateral Account” has the meaning given to it in that certain Limited Consent, dated as of April 16, 2018, by and among Concordia, the Secured Term Loan Agent and the lenders party thereto.
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended.
“CBCA Conditions” has the meaning ascribed thereto under the heading “Support Agreement – Alternative Implementation Process”.
“CBCA Director” means the Director appointed under section 260 of the CBCA.
“CBCA Proceedings” means the proceedings commenced by the Applicants under the CBCA on October 20, 2017 in connection with the Plan.
“CCAA” means the Companies’ Creditors Arrangement Act and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date.
“CCAA Plan” means a restructuring plan which would be implemented pursuant to the CCAA Proceedings, if applicable.
“CCAA Proceedings” has the meaning ascribed thereto under the heading “Support Agreement – Alternative Implementation Process”.
“CCAA Timeline and Terms” has the meaning ascribed thereto under the heading “Support Agreement – Alternative Implementation Process”.
“CDS” means the CDS Clearing and Depository Services Inc. and its successors and assigns.
“CEO” has the meaning ascribed thereto under the heading “Compensation Discussion and Analysis”.
“Certificate of Arrangement” means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of Concordia and CHCL in accordance with section 262 of the CBCA.
“CFO” has the meaning ascribed thereto under the heading “Compensation Discussion and Analysis”.
“Chapter 11 Effective Date” has the meaning ascribed thereto under the heading “Support Agreement – Alternative Implementation Process”.
“Chapter 11 Plan” means a restructuring plan which would be implemented pursuant to the Chapter 11 Process, if applicable.
“Chapter 11 Process” has the meaning ascribed thereto under the heading “Support Agreement – Alternative Implementation Process”.

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“Chapter 11 Disclosure” means the supplementary disclosure, in the form attached as Appendix N to this Information Circular, which shall be the disclosure statement for the Chapter 11 Process.
“Chapter 11 Timeline and Terms” has the meaning ascribed thereto under the heading “Support Agreement – Alternative Implementation Process”.
“CHCL” means Concordia Healthcare (Canada) Limited.
“CIJL” means Concordia Investments (Jersey) Limited.
“Cinven” has the meaning ascribed thereto under the heading “Voting Shares and Principal Holders Thereof”.
“Cinven Agreement” has the meaning ascribed thereto under the heading “Voting Shares and Principal Holders Thereof”.
“Cinven Parties” has the meaning ascribed thereto under the heading “Voting Shares and Principal Holders Thereof”.
“Class A Special Shares” means the Class A special shares in the capital of Concordia to be issued to GSO having the rights and terms as contemplated by the Governance Terms.
“Class B Special Shares” means the Class B special shares in the capital of Concordia to be issued to Solus having the rights and terms as contemplated by the Governance Terms.
“Collateral Agents” means, collectively, Goldman Sachs Bank USA and U.S. Bank National Association in their capacities as collateral agents under the Secured Term Loan Agreement and the Secured Notes Indenture, respectively.
“COMI” has the meaning ascribed thereto under the heading “Risk Factors – Risk Factors Related to the New Senior Secured Debt – Canadian insolvency laws may impair the enforcement of remedies under the New Senior Secured Debt”.
“Common Shares” means common shares in the capital of Concordia, as such shares will be redesignated as Limited Voting Shares pursuant to the Articles Amendments on the Effective Date in accordance with the Plan.
“Concordia” or the “Corporation” means Concordia International Corp.
“Concordia Entities” or “Concordia Group” means Concordia and all of its direct and indirect subsidiaries.
“Concordia Newco” has the meaning ascribed thereto under the heading “Concordia Newco”.
“Consenting Debtholders” means, collectively, the Consenting Secured Debtholders and the Consenting Unsecured Debtholders.
“Consenting Secured Debtholders” means, collectively, the Secured Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement (or a joinder agreement thereto).
“Consenting Unsecured Debtholders” means, collectively, the Unsecured Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement (or a joinder agreement thereto).
“Consolidation Agent” means TSX Trust Company, or such other party as the Applicants and the Majority Initial Consenting Debtholder may agree, each acting reasonably.
“Continuance” means the continuation of Concordia from the OBCA to the CBCA pursuant to section 181 of the OBCA.

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“Continuance Resolution” means the special resolution of the shareholders approving the Continuance, the full text of which is set forth in Appendix C to this Information Circular.
“Court” means the Ontario Superior Court of Justice (Commercial List).
“Debt” means, collectively, the Secured Debt and the Unsecured Debt.
“Debt Documents” means, collectively, the Secured Debt Documents and the Unsecured Debt Documents, and “Debt Document” means any one of such documents.
“Debtholder Confidentiality Agreements” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction”.
“Debtholders” means, collectively, the Secured Debtholders and the Unsecured Debtholders.
“Debtholders Committees” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction”.
“Designated Offshore Securities Market” has the meaning given to that term in Rule 902 of Regulation S as promulgated by the United States Securities and Exchange Commission under the 1933 Act, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.
“Direct Registration System” means an electronic register of the New Limited Voting Shares, Class A Special Shares and Class B Special Shares, as applicable, maintained by a transfer agent selected by Concordia.
“Directors” has the meaning ascribed thereto under the heading “Business of the Annual Meeting of Shareholders – Election of Directors”.
“Dissent Rights” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Continuance of Concordia from Ontario to Canada – Dissent Rights”.
“Dissenting Shareholder” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Continuance of Concordia from Ontario to Canada – Dissent Rights”.
“Distribution Record Date” means a date to be determined by Concordia in consultation with the Trustees, the Agents and the Majority Initial Consenting Debtholders for purposes of distributions under the Plan, provided that in respect of the Secured Term Loans, the Secured Swap Instruments and the Unsecured Equity Bridge Loans, the Distribution Record Date shall be June 27, 2018 or such other date as determined by Concordia and the Majority Initial Consenting Debtholders, acting reasonably.
“Diversity Policy” has the meaning ascribed thereto under the heading “Statement of Corporate Governance Practices – Gender Diversity”.
“DSU” means the deferred share units granted by the Board or the HRCC, if authorized by the Board, under the terms of the LTIP.
“DTC” means the Depository Trust & Clearing Corporation and its successors and assigns.
“Early Consent Consideration” means, collectively, the Secured Debtholder Early Consent Cash Consideration and the Unsecured Debtholder Early Consent Shares.
“Early Consent Date” means 5:00 p.m. on June 6, 2018, or such later date as Concordia may determine.
“Early Consenting Debtholders” means, collectively, the Early Consenting Secured Debtholders and the Early Consenting Unsecured Debtholders.

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“Early Consenting Secured Debtholder” means a Secured Debtholder that (i) executes the Support Agreement or a Joinder Agreement (as defined in the Support Agreement) prior to the Early Consent Date and complies with all of its obligations under the Support Agreement in all material respects (including for certainty, and without limitation, voting in favour of the Plan prior to the Voting Deadline), other than a beneficial Noteholder, (ii) votes in favour of the Plan prior to the Early Consent Date, (iii) otherwise supports the Arrangement in a manner satisfactory to Concordia and the Majority Initial Consenting Debtholders, or (iv) any transferee of Secured Term Loans from a Person listed in (i)-(iii) above to the extent such transferee provides, on or prior to the Loan Transfer Evidence Deadline, evidence satisfactory to the Applicants and the Proxy and Information Agent, acting reasonably, that such Secured Term Loans transferred to such transferee were voted by the applicable holder of such Secured Term Loans on the Record Date in favour of the Secured Debtholders’ Arrangement Resolution on or prior to the Early Consent Date (or, in the case of a Secured Term Loan Lender that executes the Support Agreement or a Joinder Agreement prior to the Early Consent Date, the Voting Deadline) and that such vote was not withdrawn or changed (such Secured Term Loan Lender, an “Early Consenting Secured Term Loan Transferee”), and in each case that holds such Secured Debt as of the Distribution Record Date.
“Early Consenting Unsecured Debtholder” means an Unsecured Debtholder that (i) executes the Support Agreement or a Joinder Agreement (as defined in the Support Agreement) prior to the Early Consent Date and complies with all of its obligations under the Support Agreement in all material respects (including for certainty, and without limitation, voting in favour of the Plan prior to the Voting Deadline), other than a beneficial Noteholder, (ii) votes in favour of the Plan prior to the Early Consent Date, (iii) otherwise supports the Arrangement in a manner satisfactory to Concordia and the Majority Initial Consenting Debtholders, or (iv) any transferee of Unsecured Equity Bridge Loans from a Person listed in (i)-(iii) above to the extent such transferee provides, on or prior to the Loan Transfer Evidence Deadline, evidence satisfactory to the Applicants and the Proxy and Information Agent, acting reasonably, that such Unsecured Equity Bridge Loans transferred to such transferee were voted by the applicable holder of such Unsecured Equity Bridge Loans on the Record Date in favour of the Unsecured Debtholders’ Arrangement Resolution on or prior to the Early Consent Date (or, in the case of an Unsecured Equity Bridge Loan Lender that executes the Support Agreement or a Joinder Agreement prior to the Early Consent Date, the Voting Deadline) and that such vote was not withdrawn or changed (such Unsecured Equity Bridge Loan Lender, an “Early Consenting Unsecured Equity Bridge Loan Transferee”), and in each case that holds such Unsecured Debt as of the Distribution Record Date.
“EDGAR” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”.
“Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director.
“Effective Time” means a time on the Effective Date as the Applicants and the Majority Initial Consenting Debtholders may agree, each acting reasonably.
“Election Record Date” means 5:00 p.m. (Toronto time) on June 27, 2018, or such other date as the Applicants and the Majority Initial Consenting Debtholders may agree, acting reasonably.
“Equity Unsecured Bridge Loan Settlement” means the settlement and termination of the Two Year Equity Bridge Credit and Guaranty Agreement, as agreed to by Concordia and the lenders party thereto.
“Escrow Agent” means, collectively, Kingsdale Shareholder Services US LLC and Kingsdale Partners LP, or such other escrow agent as may be agreed by the parties to the Escrow Agreements.
“Escrow Agreements” means, collectively, the escrow agreements to be entered into by the Escrow Agent, the Applicants and the applicable Funding Private Placement Parties or agents or representatives on their behalves, in each case in connection with the Private Placement.
“EUR New Senior Secured Term Loan Electors” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Secured Debtholders”.
“EUR New Senior Secured Term Loans” means New Senior Secured Term Loans denominated in Euros.
“EUR/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to Euro exchange rate.

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“Existing Equity” means all Common Shares outstanding immediately prior to the Effective Date and all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor.
“Existing Equity Claims Relief” means an order of the Court, in form and substance satisfactory to Concordia and the Majority Private Placement Parties, each acting reasonably, that provides that from and after the Effective Date: (i) any Person having an Existing Equity Class Action Claim against Concordia or any of its current or former officers and/or directors shall only be permitted to continue its Existing Equity Class Action Claim to the point of determination of liability, if any, and seeking the enforcement of any judgement solely as against the Insurance Policies, to the extent available in respect of any such Existing Equity Class Action Claim; (ii) any such Person shall be irrevocably and forever limited solely to recovery from the proceeds of the Insurance Policies payable on behalf of Concordia or its directors and officers in respect of any such Existing Equity Class Action Claim; (iii) any such Person shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from the Corporation (including its subsidiaries) or any of their respective current or former officers and directors in respect of an Existing Equity Class Action Claim, other than enforcing such Person’s rights to be paid by the applicable insurer(s) from the proceeds of the applicable Insurance Policies; (iv) the foregoing shall not prejudice, compromise, release or otherwise affect any right or defence of any insurer in respect of an Insurance Policy; and (v) all equity claims (as such term is defined in section 2(1) of the CCAA) in respect of Concordia (including, for greater certainty, all such equity claims in respect of the Common Shares arising on or prior to the Effective Date) other than the Existing Equity Class Action Claims and all Existing Equity other than the Common Shares outstanding on the Effective Date immediately prior to the implementation of the Recapitalization Transaction, shall be terminated, cancelled, released, dismissed and enjoined pursuant to the Plan and the Final Order.
“Existing Equity Class Action Claims” means, collectively: (i) the claims asserted in the proceedings pending before the Ontario Superior Court of Justice under the title Ronald J. Valliere and Shauntelle Paul v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. CV-17-584809-00CP), (ii) the claims asserted in the proceedings pending before the Superior Court of Quebec under the title Robert Landry v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 500-06-000834-164), (iii) the claims asserted in the proceedings pending before the United States District Court for the Southern District of New York under the title Andrew Meyer, individually and On Behalf of All Others Similarly Situated v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 1:16-cv-06467), and (iv) any claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above.
“Exit Event” has the meaning ascribed thereto under the heading “Concordia after the Recapitalization Transaction – Governance Arrangements – Exit Event”.
“Exit Event Committee” has the meaning ascribed thereto under the heading “Concordia after the Recapitalization Transaction – Governance Arrangements – Exit Event”.
“Final Order” means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and the Plan, in form and substance satisfactory to the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably.
“Financial Statements” means the consolidated financial statements of the Corporation for the year ended December 31, 2017, including the auditor’s report thereon.
“FSMA Order” has the meaning ascribed thereto under the heading “Notice to Securityholders in the United Kingdom”.
“Forest” has the meaning ascribed thereto under the heading “Statement of Board of Directors Compensation – Penalties and Sanctions”.
“Form 54-101F7” has the meaning ascribed thereto under the heading “Non-Registered Holders”.
“FPI” has the meaning ascribed thereto under the heading “Statement of Board of Directors Compensation –Penalties and Sanctions”.

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“Funded Amounts” means the aggregate of all Private Placement Commitments (i) deposited with the Escrow Agent in accordance with the Subscription Agreement and not withdrawn from escrow in accordance with the Subscription Agreement and the Escrow Agreements prior to the Effective Date, or (ii) satisfied in such other manner as Concordia and the applicable Private Placement Party may agree in writing.
“Funding Private Placement Party” means a Private Placement Party that: (i) deposits its Private Placement Commitment with the Escrow Agent in accordance with the Subscription Agreement, or (ii) satisfies its Private Placement Commitment in such other manner as agreed to by Concordia and the applicable Private Placement Party in writing, and in each case is not a Terminated Private Placement Party.
“Funding Private Placement Party Shares” means, with respect to each Funding Private Placement Party, the number of Private Placement Shares that such Funding Private Placement Party has agreed to purchase from Concordia determined by dividing its Private Placement Commitment by the Issue Price.
“FX Date” means the date that is ten (10) days prior to the anticipated Effective Date, or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders.
“GBP” means pounds sterling.
“GBP Secured Term Loan” means the secured term loan issued to Concordia in the aggregate amount of £500 million pursuant to the Secured Term Loan Agreement.
“GBP/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to GBP exchange rate.
“GGA” has the meaning ascribed thereto under the heading “Compensation Discussion and Analysis – Independent Compensation Consultants”.
“Governance Term Sheet” means the Governance Term Sheet attached as Appendix Q to this Information Circular.
“Governance Terms” means the governance terms with respect to reorganized Concordia as set forth in the Governance Term Sheet and as otherwise may be agreed by Concordia and the Majority Private Placement Parties.
“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.
“GSO” means one or more funds for which GSO Capital Partners LP or its affiliates acts as investment manager, advisor or sub-advisor.
“Holders” has the meaning ascribed thereto under the heading “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.
“HRCC” means the Board’s human resources and compensation committee.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.
“In-Person Holder” has the meaning ascribed thereto under the heading “Non-Registered Holders”.
“Indemnified Persons” has the meaning ascribed thereto under the heading “Statement of Corporate Governance Practices – Directors’ and Officers’ Liability Insurance”.

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“Information Circular” means this management information circular, as it may be amended, modified and/or supplemented from time to time, subject to the terms of the Interim Order or other Order of the Court.
“Initial Consenting Debtholders” means, collectively, the Initial Consenting Secured Debtholders and the Initial Consenting Unsecured Debtholders.
“Initial Consenting Secured Debtholders” means, collectively, the Consenting Secured Debtholders that executed the Support Agreement on May 1, 2018, which are represented by the Initial Consenting Secured Debtholders Advisors as of May 1, 2018.
“Initial Consenting Secured Debtholders Advisors” means, collectively, Osler, Hoskin & Harcourt LLP and White & Case LLP, as legal advisors, and Houlihan Lokey Capital, Inc., as financial advisor, and Deloitte LLP, as tax advisor, to the Initial Consenting Secured Debtholders.
“Initial Consenting Unsecured Debtholders” means, collectively, the Consenting Unsecured Debtholders that executed the Support Agreement on May 1, 2018, which are represented by the Initial Consenting Unsecured Debtholders Advisors as of May 1, 2018.
“Initial Consenting Unsecured Debtholders Advisors” means, collectively, Bennett Jones LLP, Paul, Weiss Rifkind, Wharton & Garrison LLP, and Ashurst LLP, as legal advisors, and Greenhill & Co., LLC, as financial advisor, to the Initial Consenting Unsecured Debtholders.
“Insider” means “reporting insiders” as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions of the Canadian Securities Administrators.
“Insurance Policies” means, collectively, any insurance policy maintained by Concordia pursuant to which Concordia or any of its current or former directors or officers are insured.
“Interim Order” means the interim order of the Court in respect of the Applicants pursuant to the CBCA dated May 2, 2018, which, among other things, approves the calling of and the date for the Meetings, as such order may be amended from time to time in a manner acceptable to the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably.
“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary.
“Investor Rights Agreement” means an agreement to be entered into among Concordia and the Private Placement Parties with respect to certain governance and other arrangements and registration rights as contemplated by the Governance Terms, in form and substance satisfactory to Concordia, acting reasonably, and the Majority Private Placement Parties.
“IRS” means the U.S. Internal Revenue Service.
“Issue Price” means $13.69 per Limited Voting Share.
“L/C Issuer” has the meaning given to it in the Secured Term Loan Agreement.
“Law” means any law, statute, constitution, treaty, convention, code, injunction, order, decree, consent decree, judgment, rule, regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.
“Letter of Credit” has the meaning given to it in the Secured Term Loan Agreement.
“Letter of Transmittal” means the letter of transmittal for use by Registered Shareholders in respect of the Share Consolidation.

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“Limited Voting Shares” means limited voting shares in the capital of Concordia, having the rights and terms as contemplated by the Governance Terms and as may otherwise be agreed by Concordia and the Majority Private Placement Parties.
“Loan Transfer Evidence Deadline” means 5:00 p.m. on June 28, 2018, or such other date as determined by Concordia and the Majority Initial Consenting Secured Debtholders may agree, acting reasonably.
“LTI” has the meaning ascribed thereto under the heading “Compensation Discussion and Analysis – Long-Term Incentives (Options and RSUs)”.
“LTIP” means the Corporation’s long term incentive plan.
“Majority Initial Consenting Debtholders” means, collectively, the Majority Initial Consenting Secured Debtholders and the Majority Initial Consenting Unsecured Debtholders.
“Majority Initial Consenting Secured Debtholders” means the Initial Consenting Secured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Secured Debt held by all Initial Consenting Secured Debtholders, at the applicable time.
“Majority Initial Consenting Unsecured Debtholders” means the Initial Consenting Unsecured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Unsecured Debt held by all Initial Consenting Unsecured Debtholders, at the applicable time.
“Majority Private Placement Parties” means, at the relevant time, Remaining Private Placement Parties holding in the aggregate more than two-thirds (66⅔%) of the aggregate Private Placement Commitments of all Remaining Private Placement Parties under the Subscription Agreement.
“Management” means the management of the Corporation as of the date of this Information Circular.
“Management Incentive Plan” has the meaning ascribed thereto under the heading “Management Incentive Plan”.
“March 2018 MD&A” has the meaning ascribed thereto under the heading “Legal Proceedings”.
“Material Adverse Change” means any event, change, circumstance or effect occurring up to and including the closing of the Recapitalization Transaction that would reasonably be expected to be or become, individually or in the aggregate, materially adverse to the Corporation and its subsidiaries (taken as a whole), or which would materially impair the Corporation’s ability to perform its obligations under the Support Agreement or have a materially adverse effect on or prevent or materially delay the consummation of the transactions contemplated by the Support Agreement, provided that none of the following shall constitute a Material Adverse Change: (i) any change in applicable accounting standards; (ii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (iii) any change affecting any of the industries in which the Corporation operates, including changes in exchange rates or commodity prices; (iv) any natural disaster; (v) any change resulting from the execution, announcement, or performance of the Support Agreement, the Plan or any other related agreement and the consummation of the Recapitalization Transaction; (vi) any change in the market price or trading volume of any securities of the Corporation or any suspension of trading in securities generally on any securities exchange on which any securities of the Corporation trade, or the failure, in and of itself, of the Corporation to meet any internal or public projections, forecasts or estimates of revenues or earnings (provided that the underlying facts giving rise to or contributing to such change or failure may be taken into account in determining whether there has been a Material Adverse Change); or (vii) any action taken by the Corporation in accordance with the CBCA Proceedings, the Support Agreement or the Plan except in the cases of clauses (ii), (iii) or (iv), to the extent that the Corporation, taken as a whole, is disproportionately affected as compared with other participants in the industries in which the Corporation operates.
“Meetings” means, collectively: (i) the Secured Debtholders’ Meeting; (ii) the Unsecured Debtholders’ Meeting; and (iii) the Shareholders’ Meeting.

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“MIP Dilution” means dilution resulting from the Limited Voting Shares, options or other rights to acquire Limited Voting Shares to be issued pursuant to the Management Incentive Plan on or after the Effective Date.
“MPA” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction – MPA Opinion”.
“MPA Engagement Agreement” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction – MPA Opinion – Independence of MPA”.
“MPA Financial Analysis” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction – MPA Opinion – Approach to Fairness”.
“MPA Opinion” means the opinion of MPA dated May 15, 2018 and attached as Appendix K to this Information Circular.
“Named Executive Officers” or “NEOs” has the meaning ascribed thereto under the heading “Compensation Discussion and Analysis”.
“NASDAQ” means the NASDAQ Global Select Market®.
“NCGC” has the meaning ascribed thereto under the heading “Director Nominees of Concordia International Corp.”.
“New Limited Voting Shares” means, collectively, the Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares, the Unsecured Debtholder Early Consent Shares and the Funding Private Placement Party Shares.
“New Senior Secured Debt” means, collectively, the New Senior Secured Term Loans and the New Senior Secured Notes.
“New Senior Secured Debt Aggregate Principal Amount” means an amount equal to (i) (a) 93.3835% of the aggregate principal amount of the Secured Debtholder Claims held by the Early Consenting Secured Debtholders, less (b) the portion of the Secured Debt Repayment Amount paid to the Early Consenting Secured Debtholders, less (c) the aggregate Secured Debtholder Early Consent Cash Consideration paid to the Early Consenting Secured Debtholders, and the results of the foregoing divided by (ii) the fraction that the aggregate principal amount of the Secured Debtholder Claims held by the Early Consenting Secured Debtholders represents of the aggregate principal amount of all Secured Debtholder Claims held by all Secured Debtholders; provided that for the purposes of determining the principal amount of Secured Debtholder Claims in the foregoing formula, Secured Debt denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date.
“New Senior Secured Debt Guarantors” means certain of the Concordia Entities that shall guarantee the New Senior Secured Term Loans and New Senior Secured Notes and/or as may otherwise be agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably.
“New Senior Secured Notes” means the new senior secured notes to be issued by Concordia pursuant to the New Senior Secured Notes Indenture, which notes will be denominated in U.S. Dollars in a maximum aggregate principal amount of $300,000,000.
“New Senior Secured Notes Allocation Amount” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Secured Debtholders”.
“New Senior Secured Notes Election” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Secured Debtholders”.
“New Senior Secured Notes Election Deadline” means 5:00 p.m. on June 28, 2018, or such other date as the Applicants and the Majority Initial Consenting Secured Debtholders may agree, each acting reasonably.

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“New Senior Secured Notes Elector” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Secured Debtholders”.
“New Senior Secured Notes Elector Settlement Information” means such information as Concordia and/or its agent may reasonably request of a New Senior Secured Notes Elector in order to effect the delivery of such New Senior Secured Notes Elector’s New Senior Secured Notes in accordance with the Plan.
“New Senior Secured Notes Indenture” means the indenture to be entered into on the Effective Date by Concordia, the New Senior Secured Debt Guarantors, and the New Senior Secured Notes Trustee on the terms substantially as described in this Information Circular and/or as may otherwise be agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably, pursuant to which the New Senior Secured Notes will be issued.
“New Senior Secured Notes Trustee” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Secured Debtholders”.
“New Senior Secured Term Loan Agent” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Secured Debtholders”.
“New Senior Secured Term Loan Agreement” means the senior secured term loan agreement to be entered into (or deemed to be entered into, as applicable) on the Effective Date by Concordia, the New Senior Secured Debt Guarantors, the New Senior Secured Term Loan Agent and the New Senior Secured Term Loan Lenders on the terms substantially as described in this Information Circular and/or as may otherwise be agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably, pursuant to which the New Senior Secured Term Loans will be issued.
“New Senior Secured Term Loan Lender Information” means such information and documentation as the New Senior Secured Term Loan Agent may require from recipients of the New Senior Secured Term Loans in order to comply with any anti-money laundering, know your client, proceeds of crime and other applicable Laws, or any applicable customary policies or procedures of the New Senior Secured Term Loan Agent.
“New Senior Secured Term Loan Lenders” means those Secured Debtholders that receive New Senior Secured Term Loans on the Effective Date in accordance with the Plan.
“New Senior Secured Term Loans” means the new senior secured term loans to be issued pursuant to the New Senior Secured Term Loan Agreement, which term loans will be denominated in part in Euros and in part in U.S. Dollars in amounts as determined by Concordia with the consent of the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties.
“New Senior Secured Term Loans Currency Election” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Secured Debtholders”.
“New Senior Secured Term Loans Currency Election Deadline” means 5:00 p.m. on June 28, 2018, or such other date as the Applicants and the Majority Initial Consenting Secured Debtholders may agree, each acting reasonably.
“NI 45-102” has the meaning ascribed thereto under the heading “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – Canada”.
“NI 58-101” has the meaning ascribed thereto under the heading “Director Nominees of Concordia International Corp.”.
“Nominating Committee” has the meaning ascribed thereto under the heading “Concordia after the Recapitalization Transaction – Governance Arrangements”.
“Non-Elected EUR New Senior Secured Term Loans” means, if applicable, EUR New Senior Secured Term Loans in a principal amount equal to €300 million less the aggregate amount of EUR New Senior Secured Term Loans elected for by applicable Secured Debtholders in accordance with the Plan.

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“Non-Electing Secured Debtholder” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Secured Debtholders”.
“Non-Registered Holders” means, collectively, Shareholders and Noteholders who hold their Notes and/or Common Shares in the name of an Intermediary.
“Non-Resident Holder” has the meaning ascribed thereto under the heading “Income Tax Consideration – Holders Not Resident in Canada”.
“Noteholders” means, collectively, the holders of the Notes.
“Notes” means, collectively, the Secured Notes and the Unsecured Notes.
“Notices of Meetings” means, the Secured Debtholders’ Notice, the Unsecured Debtholders’ Notice and the Shareholders’ Notice.
“November 2016 Swap” means the Secured Swap Confirmation entered into as of November 8, 2016 between the Secured Swap Lender and CIJL in accordance with the Secured Swap ISDA.
“OBCA” means the Business Corporations Act (Ontario) and the regulations thereto, as now in effect and as it may be amended from time to time prior to the Effective Date.
“OBCA Director” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Continuance of Concordia from Ontario to Canada – The Continuance”.
“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document.
“OID” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Secured Debtholders”.
“Order” means any order entered by the Court in the CBCA Proceedings.
“Outside Date” means September 30, 2018, or such other date as the Applicants and the Majority Initial Consenting Debtholders may agree, each acting reasonably.
“Person” means an individual, a corporation, a partnership, a limited liability company, organization, trustee, executor, administrator, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.
“Petition Date” has the meaning ascribed thereto under the heading “Support Agreement – Alternative Implementation Process”.
“PFIC” means a Passive Foreign Investment Company, as more fully described under the heading “Income Tax Considerations – Certain United States Federal Income Tax Considerations – Ownership of Common Shares – Distributions with Respect to Common Shares”.
“Plan” means the plan of arrangement dated May 1, 2018 in the form and content of Appendix H to this Information Circular and any amendments, modifications or supplements thereto made in accordance with the terms thereof or made at the direction of the Court in the Final Order or otherwise with the consent of the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably.
“Plan Sponsor” has the meaning ascribed thereto under the heading “Concordia after the Recapitalization Transaction – Governance Arrangements”.

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“Preliminary Interim Order” means the Preliminary Interim Order granted by the Court on October 20, 2017 in the CBCA Proceedings, as may be amended by the Court.
“Private Placement” has the meaning ascribed thereto under the heading “Subscription Agreement”.
“Private Placement Commitment” means the respective amount of the Private Placement expressed as a dollar amount that each Private Placement Party agrees to subscribe for, as set forth in the Subscription Agreement (as may be adjusted from time to time in accordance with the terms of the Subscription Agreement).
“Private Placement Commitment Consideration” has the meaning ascribed thereto under the heading “Subscription Agreement”.
“Private Placement Parties” has the meaning ascribed thereto under the heading “Subscription Agreement”.
“Private Placement Pro Rata Share” means, as to any Funding Private Placement Party, the percentage that such Funding Private Placement Party’s Private Placement Commitment bears to the Total Offering Size.
“Private Placement Shares” has the meaning ascribed thereto under the heading “Subscription Agreement”.
“Prospectus Directive” has the meaning ascribed thereto under the heading “Notice to Securityholders in Member States of the European Economic Area”.
“Proxy and Information Agent” means Kingsdale Advisors.
“PwC” has the meaning ascribed thereto under the heading “Business of the Annual Meeting of Shareholders – Re-Appointment of Auditor”.
“PWP” means Perella Weinberg Partners LP.
“Reallocated Unsecured Shares” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Unsecured Debtholders”.
“Recapitalization Transaction” means, collectively: (i) the Continuance; (ii) the transactions contemplated by the Plan; and (iii) the implementation of the Management Incentive Plan.
“Recognition Provisions” has the meaning ascribed thereto under the heading “Risk Factors – Risk Factors Related to the New Senior Secured Debt – Canadian insolvency laws may impair the enforcement of remedies under the New Senior Secured Debt”.
“Record Date” means 5:00 p.m. on May 9, 2018.
“Registered Office Resolution” means the special resolution of the Shareholders approving the amendment of the articles of the Corporation to change the place of the registered office of the Corporation from 277 Lakeshore Rd. East, Suite 302, Oakville, ON L6J 1H9 to 5770 Hurontario Street, Suite 310, Mississauga, Ontario L5R 3G5, the full text of which is set forth in Appendix C to this Information Circular.
“Registered Shareholder” means a Shareholder as shown in the register maintained by or on behalf of Concordia for the Common Shares.
“Registration Rights Agreement” has the meaning ascribed thereto under the heading “Voting Shares and Principal Holders Thereof”.
“Regulation S” means Regulation S as promulgated by the SEC under the 1933 Act.
“Regulations” has the meaning ascribed thereto under the heading “Income Tax Consideration – Certain Canadian Federal Income Tax Considerations”.

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“Released Parties” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Releases and Waivers”.
“Remaining Private Placement Parties” means the Private Placement Parties that are not Terminated Private Placement Parties at the applicable time.
“Remaining Secured Debt” has the meaning ascribed thereto under the heading “Arrangement Steps”.
“Remaining Unsecured Debt” has the meaning ascribed thereto under the heading “Arrangement Steps”.
“Replacement Plan Sponsor” has the meaning ascribed thereto under the heading “Concordia after the Recapitalization Transaction – Governance Arrangements – Other Rights”.
“RESP” has the meaning ascribed thereto under the heading “Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.
“Revolving Lender” has the meaning ascribed thereto in the Secured Term Loan Agreement.
“Revolving Loan” means the $200 million secured revolving loan made available to Concordia pursuant to the Secured Term Loan Agreement.
“RDSP” has the meaning ascribed thereto under the heading “Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.
“RRIF” has the meaning ascribed thereto under the heading “Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.
“RRSP” has the meaning ascribed thereto under the heading “Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.
“RSUs” means the restricted share units granted by the Board or the HRCC, if authorized by the Board, under the terms of the LTIP.
“SEC” means the United States Securities and Exchange Commission.
“Secured Debt” means, collectively, the debt outstanding under the Secured Debt Documents.
“Secured Debt Documents” means, collectively, (i) the Secured Term Loan Agreement; (ii) the Secured Notes Indenture; (iii) the Secured Swap Instruments; and (iv) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing.
“Secured Debt Repayment Amount” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Secured Debtholders”.
“Secured Debtholder” means a holder of Secured Debt, in its capacity as such.
“Secured Debtholder Claims” means all Obligations in respect of the Secured Debt and the Secured Debt Documents; provided, however, that the total principal amount of the Secured Debtholder Claims with respect to the Secured Swap Instruments shall be in the amount of $114,431,046.
“Secured Debtholder Early Consent Cash Consideration” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Secured Debtholders”.
“Secured Debtholder Meeting Package” means, collectively, this Information Circular, the Secured Debtholders’ Notice, the Secured Debtholder Ballot-Proxy and, in the case of Secured Term Loan Lenders and the Secured Swap Lender, the Secured Term Loan Lender Election Form and the Secured Swap Lender Election Form, as applicable.

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“Secured Debtholder Pro Rata Share” means the percentage that the principal amount of Secured Debt held by a Secured Debtholder bears to the aggregate principal amount of all Secured Debt as at the Distribution Record Date, provided that for the purposes of determining the Secured Debtholder Pro Rata Share, (i) the principal amount of Secured Debt shall be determined in accordance with Section 3.1(f) of the Plan, and (ii) all Secured Debt denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date.
“Secured Debtholders’ Arrangement Resolution” means the resolution of the Secured Debtholders relating to the Arrangement to be considered at the Secured Debtholders’ Meeting, substantially in the form attached as Appendix A to this Information Circular.
“Secured Debtholders Committee” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction”.
“Secured Debtholders’ Meeting” means the meeting of the Secured Debtholders as of the Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the Secured Debtholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting.
“Secured Debtholders’ Notice” means the notice of the Secured Debtholders’ Meeting.
“Secured Noteholders” means the holders of the Secured Notes.
“Secured Notes” means the 9.00% First Lien Senior Secured Notes due 2022 issued under the Secured Notes Indenture.
“Secured Notes Indenture” means the Indenture for the Secured Notes dated October 13, 2016 by and among Concordia, the guarantors party thereto, and the Secured Notes Trustee, as amended, modified and/or supplemented from time to time as of the date of the Plan.
“Secured Notes Trustee” means U.S. Bank National Association, as Trustee and as Collateral Agent under the Secured Notes Indenture, and any successor thereof.
“Secured Swap Claim Amount” means the total principal amount of Secured Debtholder Claims with respect to the Secured Swap Instruments, which is equal to $114,431,046.
“Secured Swap Confirmations” means, collectively, the August 2016 Swap and the November 2016 Swap.
“Secured Swap Interest Settlement Agreement” means the Settlement Agreement entered into as of November 25, 2017 between Goldman Sachs International and Concordia.
“Secured Swap Instruments” means the Secured Swap ISDA and the Secured Swap Confirmations, as amended by the Secured Swap Interest Settlement Agreement.
“Secured Swap ISDA” means the International Swaps and Derivatives Association 2002 Master Agreement dated as of August 15, 2016, between the Secured Swap Lender and CIJL (as amended, or supplemented, together with all schedules, annexes and exhibits thereto).
“Secured Swap Lender” means Goldman Sachs International, the swap provider under the Secured Swap Instruments, and any permitted assignee.
“Secured Swap Lender Election Form” means the Secured Swap Lender Election Form, which form provides the Secured Swap Lender with the opportunity to make a New Senior Secured Term Loans Currency Election.
“Secured Term Loan Agent” means Goldman Sachs Bank USA, in its capacity as Administrative Agent and Collateral Agent under the Secured Term Loan Agreement and in any other capacity under the Secured Term Loan Agreement, and any successor thereof.

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“Secured Term Loan Agreement” means the Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the Secured Term Loan Agent, and the lenders and other parties thereto, as amended, modified and/or supplemented from time to time.
“Secured Term Loan Lender Election Form” means the Secured Term Loan Lender Election Form, which form provides each Secured Term Loan Lender with the opportunity to instruct Concordia (or its agent) whether such Secured Term Loan Lender wishes to make a New Senior Secured Notes Election and/or make a New Senior Secured Term Loans Currency Election.
“Secured Term Loan Lenders” means the lenders from time to time under the Secured Term Loan Agreement.
“Secured Term Loans” means the secured term loans issued and outstanding pursuant to the Secured Term Loan Agreement.
“Securities Order” has the meaning ascribed thereto under the heading “Statement of Board of Directors Compensation – Corporate Cease Trade Orders or Bankruptcies”.
“Securityholders” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction – MPA Opinion – Limitations”.
“SEDAR” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”.
“SEDI” has the meaning ascribed thereto under the heading “Voting Shares and Principal Holders Thereof”.
“Share Consolidation” means the consolidation of the issued and outstanding Common Shares on the basis of one Common Share for every 300 Common Shares outstanding immediately prior to the Effective Date, pursuant to the Plan.
“Share FMV” has the meaning ascribed thereto under the heading “Arrangement Steps”.
“Shareholder Meeting Package” means, collectively, this Information Circular, the Shareholders’ Notice, the form of Shareholder proxy, the form of Shareholder voting instruction form and a Letter of Transmittal.
“Shareholder Parties” has the meaning ascribed thereto under the heading “Concordia after the Recapitalization Transaction – Governance Arrangements”.
“Shareholders” means holders of Common Shares outstanding immediately prior to the Effective Date, in their capacities as such.
“Shareholders’ Arrangement Resolution” means the resolution of the holders of Common Shares as of the Record Date relating to the Arrangement to be considered at the Shareholders’ Meeting, substantially in the form attached as Appendix C to this Information Circular.
“Shareholders’ Meeting” means the annual and special meeting of the holders of Common Shares as of the Record Date to be called and held for the purpose of considering and voting on the matters set out in the Shareholders’ Notice pursuant to the Interim Order, as applicable, and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting.
“Shareholders’ Notice” means the notice of the Shareholders’ Meeting.
“Shareholders’ TSX MIP Resolution” means the resolution of the holders of Common Shares as of the Record Date approving the adoption of the Management Incentive Plan, the full text of which is set forth in Appendix C to this Information Circular.
“Solus” means one or more funds for which Solus Alternative Asset Management LP or its affiliates acts as investment manager, advisor or sub-advisor.

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“SOP” means the Corporation’s stock option plan.
“STIP” has the meaning ascribed thereto under the heading “Compensation Discussion and Analysis – Executive Compensation Governance”.
“Subordinated Promissory Note” means the Non-Negotiable Subordinated Promissory Note made by Concordia Healthcare Inc. in favour of Guillermo Herrera, dated December 20, 2013, or any permitted assignee thereof, as amended, modified and/or supplemented from time to time.
“Subordinated Promissory Noteholder” means Guillermo Herrera, in his capacity as stockholders’ representative and the holder of the Subordinated Promissory Note, or any permitted assignee thereof.
“Subscription Agreement” means the subscription agreement dated May 1, 2018 among Concordia and the Private Placement Parties, as it may be amended, modified and/or supplemented from time to time.
“Superior Transaction” has the meaning ascribed thereto under the heading “Support Agreement – Superior Transaction”.
“Support Agreement” means the support agreement (including all schedules attached thereto) among Concordia and the Consenting Debtholders dated May 1, 2018, as it may be amended, modified and/or supplemented from time to time.
“Tax Act” means the Income Tax Act (Canada), as amended.
“Tax Code” means the Internal Revenue Code of 1986, as amended.
“Tax Proposals” has the meaning ascribed thereto under the heading “Income Tax Consideration – Certain Canadian Federal Income Tax Considerations”.
“taxable capital gain” has the meaning ascribed thereto under the heading “Income Tax Consideration – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.
“Terminated Private Placement Party” means a Private Placement Party that (i) is a Defaulting Private Placement Party (as such term is defined in the Subscription Agreement), (ii) is a Non-Investing Private Placement Party (as such term is defined in the Subscription Agreement) or (iii) is an Objecting Private Placement Party (as such term is defined in the Subscription Agreement), in each case in respect of whom the Subscription Agreement is terminated.
“TFSA” has the meaning ascribed thereto under the heading “Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”.
“Total Offering Size” has the meaning ascribed thereto under the heading “Subscription Agreement”.
“Transfer Agents” means, collectively, TSX Trust Company and Continental Stock Transfer & Trust Company.
“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Tax Code.
“Trustees” means, collectively, the Secured Notes Trustee, the 7.00% Unsecured Notes Trustee and the 9.50% Unsecured Notes Trustee.
“TSX” means the Toronto Stock Exchange.
“TSX Conditional Listing Approval” means the conditional listing approval of the TSX in respect of the Limited Voting Shares issuable pursuant to the Recapitalization Transaction.
“Two Year Equity Bridge Credit and Guaranty Agreement” means the Two Year Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the

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administrative agent, and the lenders from time to time party thereto, as amended, modified and/or supplemented from time to time.
“Unsecured Debt” means, collectively, the debt outstanding under the Unsecured Debt Documents.
“Unsecured Debt Documents” means, collectively: (i) the 7.00% Unsecured Notes Indenture, (ii) the 9.50% Unsecured Notes Indenture, (iii) the Unsecured Equity Bridge Loan Agreement; (iv) the Subordinated Promissory Note; and (v) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing.
“Unsecured Debt Exchange Shares” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Unsecured Debtholders”.
“Unsecured Debtholder” means a holder of Unsecured Debt, in its capacity as such.
“Unsecured Debtholder Claims” means all Obligations in respect of the Unsecured Debt and the Unsecured Debt Documents.
“Unsecured Debtholder Early Consent Share Consideration” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Unsecured Debtholders”.
“Unsecured Debtholder Early Consent Shares” means 1.1923 Limited Voting Shares per $1,000 of principal amount of Unsecured Debtholder Claims held by an Early Consenting Unsecured Debtholder (including, for greater certainty, any Early Consenting Unsecured Equity Bridge Loan Transferee in respect of Unsecured Equity Bridge Loans transferred to it in accordance with this Plan) as of the Distribution Record Date and voted in favour of the Plan (i) by the Early Consent Date, or (ii) in the case of an Early Consenting Unsecured Debtholder that is party to the Support Agreement on or prior to the Early Consent Date (other than in respect of any Unsecured Notes it does not hold in registered form), by the Voting Deadline, subject to adjustment pursuant to the Plan.
“Unsecured Debtholder Meeting Package” means, collectively, this Information Circular, the Unsecured Debtholders’ Notice and the Unsecured Debtholder Ballot-Proxy.
“Unsecured Debtholder Pro Rata Share” means the percentage that the principal amount of Unsecured Debt plus accrued and unpaid interest thereon (calculated at the contractual non-default rate) held by an Unsecured Debtholder bears to the aggregate principal amount of all Unsecured Debt plus accrued and unpaid interest thereon (calculated at the contractual non-default rate) as at the Distribution Record Date.
“Unsecured Debtholder Share Registration Form” means the Unsecured Debtholder Share Registration Form to be distributed to Unsecured Equity Bridge Loan Lenders and the Subordinated Promissory Noteholder in order for them to provide registration and delivery instructions in respect of the Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and Unsecured Debtholder Early Consent Shares to which they are entitled under the Plan.
“Unsecured Debtholders’ Arrangement Resolution” means the resolution of the Unsecured Debtholders relating to the Arrangement to be considered at the Unsecured Debtholders’ Meeting, substantially in the form attached as Appendix B to this Information Circular.
“Unsecured Debtholders Committee” has the meaning ascribed thereto under the heading “Background to and Reasons for the Recapitalization Transaction”.
“Unsecured Debtholders’ Meeting” means the meeting of the Unsecured Debtholders as of the Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the Unsecured Debtholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting.
“Unsecured Debtholders’ Notice” means the notice of the Unsecured Debtholders’ Meeting.

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“Unsecured Early Consent Share Pool” has the meaning ascribed thereto under the heading “Description of the Recapitalization Transaction – Plan – Treatment of Unsecured Debtholders”.
“Unsecured Equity Bridge Loan Agent” means Wilmington Trust, National Association, as Administrative Agent under the Unsecured Equity Bridge Loan Agreement, and any successor thereof.
“Unsecured Equity Bridge Loan Agreement” means the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the Unsecured Equity Bridge Loan Agent, and the lenders party thereto, as amended, modified and/or supplemented from time to time.
“Unsecured Equity Bridge Loan Lenders” means the lenders from time to time under the Unsecured Equity Bridge Loan Agreement.
“Unsecured Equity Bridge Loans” means the loans issued under the Unsecured Equity Bridge Loan Agreement.
“Unsecured Noteholders” means the holders of the Unsecured Notes.
“Unsecured Notes” means, collectively, the 7.00% Unsecured Notes and the 9.50% Unsecured Notes.
“Unsecured Notes Trustees” means, collectively, the 7.00% Unsecured Notes Trustee and the 9.50% Unsecured Notes Trustee.
“U.S.” or “United States” means the “United States” as defined in Regulation S.
“U.S. Dollars” or “$” means the lawful currency of the United States of America.
“U.S. GAAP” has the meaning ascribed thereto under the heading “Reporting Currencies and Accounting Principles”.
“U.S. Holder” has the meaning ascribed thereto under the heading “Income Tax Considerations – Certain United States Federal Income Tax Considerations”.
“U.S. Securities Laws” means, collectively, the 1933 Act, 1934 Act and the rules and regulations of the SEC.
“USD New Senior Secured Term Loans” means New Senior Secured Term Loans denominated in U.S. Dollars, in an amount as determined by Concordia with the consent of the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties.
“USD Secured Term Loan” means the secured term loan issued to Concordia in the aggregate amount of $1.1 billion pursuant to the Secured Term Loan Agreement.
“Voting Deadline” means 5:00 p.m. on June 15, 2018, or such later date as may be agreed by Concordia and the Majority Initial Consenting Debtholders in the event that the Meetings are postponed or adjourned.
“Voting Parties” means, collectively, the Debtholders and Shareholders that are entitled to vote at the Secured Debtholders’ Meeting, the Unsecured Debtholders’ Meeting and/or the Shareholders’ Meeting, as applicable.
“WTW” has the meaning ascribed thereto under the heading “Statement of Executive Compensation – Activities and Board/HRCC Decisions in 2017”.

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CONCORDIA INTERNATIONAL CORP.
NOTICE OF MEETING OF SECURED DEBTHOLDERS
NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated May 2, 2018, a meeting (the “Secured Debtholders’ Meeting”) of holders (the “Secured Debtholders”) of debt (the “Secured Debt”) outstanding under: (i) the Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (“Concordia”), the guarantors party thereto, Goldman Sachs Bank USA, as Administrative Agent and Collateral Agent (the “Secured Term Loan Agent”), and the lenders from time to time party thereto (the “Secured Term Loan Lenders”); (ii) the Indenture for 9.000% First Lien Senior Secured Notes due 2022 (the “Secured Notes”) dated October 13, 2016 by and among Concordia, the guarantors party thereto, and U.S. Bank National Association, as Trustee and as Collateral Agent; (iii) the International Swaps and Derivatives Association 2002 Master Agreement dated as of August 15, 2016, between Goldman Sachs International (the “Secured Swap Lender”) and Concordia Investments (Jersey) Limited (the “ISDA”); (iv) the Secured Swap Confirmations entered into as of August 17, 2016 and November 8, 2016 between the Secured Swap Lender and Concordia Investments (Jersey) Limited in accordance with the ISDA; and (v) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing, will be held at the offices of Goodmans LLP at Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, on June 19, 2018 at 10:00 a.m. (Toronto time) for the following purposes:

1.
to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Secured Debtholders’ Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying management information circular dated May 15, 2018 (the “Information Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Information Circular; and

2.	to transact such further and other business as may properly come before the Secured Debtholders’ Meeting or the reconvening of any adjournment or postponement thereof.
AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the issuance of certain New Senior Secured Notes (as such term is defined in the accompanying Information Circular) to be issued pursuant to the Arrangement.
Additional information on the above matters can be found in the Information Circular.
The record date for entitlement to notice of the Secured Debtholders’ Meeting has been set by the Court as May 9, 2018 (the “Record Date”). Secured Debtholders entitled to vote at the Secured Debtholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Secured Debt owed to such registered Secured Debtholder as of the Record Date (for voting purposes, any Secured Debt denominated in GBP shall be converted into U.S. Dollars based on the U.S. Federal Reserve daily U.S. Dollar to GBP exchange rate in effect on the Record Date) in respect of the Secured Debtholders’ Arrangement Resolution and any other matters to be considered at the Secured Debtholders’ Meeting.
Subject to any further order of the Court, the Court has set the quorum for the Secured Debtholders’ Meeting at two or more persons entitled to vote at the Secured Debtholders’ Meeting present in person or represented by proxies.
The Information Circular, this notice (“Notice”), the form of Secured Debtholder Ballot-Proxy (the “Secured Debtholder Ballot-Proxy”) and, in the case of Secured Term Loan Lenders, the Secured Term Loan Lender Election Form, which form provides each such Secured Term Loan Lender with the opportunity to instruct Concordia (or its agent) whether it wishes to make a New Senior Secured Notes Election (as such term is defined in the accompanying Information Circular) and/or make a New Senior Secured Term Loans Currency Election (as such term is defined in the accompanying Information Circular) and, in the case of the Secured Swap Lender, the Secured Swap Lender Election Form, which form provides the Secured Swap Lender with the opportunity to make a New Senior Secured Term Loans Currency Election (collectively, the “Secured Debtholder Meeting Package”) are being distributed to Secured Debtholders as at the Record Date and are available online under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Secured Debtholders are reminded to review the Secured Debtholder Meeting Package before voting.

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If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Secured Debt and receive certain additional consideration described in the Information Circular (if applicable).
All Secured Debtholders are requested to vote in accordance with the instructions provided on the Secured Debtholder Ballot-Proxy using the applicable method, as set forth therein and described below. In order to cast a vote at the Secured Debtholders’ Meeting:

(a)
beneficial holders of the Secured Notes must submit to their respective Intermediaries at or prior to 5:00 p.m. (Toronto time) on June 15, 2018, or such later date as may be agreed by Concordia and the Majority Initial Consenting Debtholders (as such term is defined in the Information Circular) in the event that the Secured Debtholders’ Meeting is postponed or adjourned (the “Voting Deadline”) or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Secured Debtholder Ballot-Proxy (or such other documentation as the Intermediary may customarily request for purposes of obtaining voting instructions) (following which Intermediaries will complete and submit to the Proxy and Information Agent a master proxy on your behalf);

(b)
Secured Term Loan Lenders must submit to Broadridge, at or prior to the Voting Deadline, or such earlier deadline as Broadridge may advise, their duly completed Secured Debtholder Ballot-Proxy (or provide such other documentation or take such other action as Broadridge may customarily request for purposes of obtaining voting instructions); and

(c)
the Secured Swap Lender must submit to Kingsdale Advisors (the “Proxy and Information Agent”), at or prior to the Voting Deadline, or such earlier deadline as the Proxy and Information Agent may advise, its duly completed Secured Debtholder Ballot-Proxy, in each case in accordance with the instructions set forth in the Secured Debtholder Ballot-Proxy and any instructions provided by your Intermediary, the Proxy and Information Agent or Broadridge, as applicable.
Secured Debtholders that vote in favour of the Plan by the applicable deadline, as described further in the accompanying Information Circular, will be entitled to receive additional consideration in exchange for their Secured Debt in the form of cash equal to 5% of the principal amount of their Secured Debt as of the Record Date that is voted in favour of the Plan by the applicable deadline.
Secured Debtholders may attend the Secured Debtholders’ Meeting in person or may appoint another person as proxyholder. The Secured Debtholder Ballot-Proxy nominates Francesco Tallarico, Chief Legal Officer and Secretary of Concordia, or David Price, Chief Financial Officer of Concordia, and either one of them with full power of substitution as proxyholders. A Secured Debtholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the Secured Debtholder Ballot-Proxy and following the instructions contained therein. Secured Debtholders requiring assistance should contact the Proxy and Information Agent. Persons appointed as proxyholders need not be Secured Debtholders.
Subject to any further order of the Court, the Secured Debtholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Secured Debtholders entitled to vote at the Secured Debtholders’ Meeting and present in person or represented by proxy, voting together as a single class, at the Secured Debtholders’ Meeting. The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by holders of Concordia’s Unsecured Debt at a separate meeting, other approvals as may be required by the Court and the TSX, any applicable regulatory approvals and the approval of the Court. The matter is scheduled to be heard at the Court, located at 330 University Avenue, Toronto, Ontario, at 8:30 a.m. on June 26, 2018.

- xxxvi -

DATED at Toronto, Ontario this 15th day of May, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF CONCORDIA INTERNATIONAL CORP.
By:	<Signed> Jordan Kupinsky
Name: Jordan Kupinsky
Title: Non-Executive Chairman

- xxxvii -

CONCORDIA INTERNATIONAL CORP.
NOTICE OF MEETING OF UNSECURED DEBTHOLDERS
NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated May 2, 2018, a meeting (the “Unsecured Debtholders’ Meeting”) of, collectively, holders (the “Unsecured Debtholders”) of debt (the “Unsecured Debt”) outstanding under: (i) the Indenture for 7.000% Senior Unsecured Notes due 2023 (the “7.00% Unsecured Notes”) dated April 21, 2015 by and among Concordia International Corp. (“Concordia”), the guarantors party thereto, and U.S. Bank National Association, as Trustee; (ii) the Indenture for 9.500% Senior Unsecured Notes due 2022 (the “9.50% Unsecured Notes”) dated October 21, 2015 by and among Concordia, the guarantors party thereto, and U.S. Bank National Association, as Trustee; (iii) the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, Wilmington Trust, National Association, as Administrative Agent (the “Unsecured Equity Bridge Loan Agent”), and the lenders party thereto (the “Unsecured Equity Bridge Loan Lenders”); (iv) the Non-Negotiable Subordinated Promissory Note (the “Subordinated Promissory Note”) made by Concordia Healthcare Inc. in favour of Guillermo Herrera (the “Subordinated Promissory Noteholder”), dated December 20, 2013, as amended, modified and/or supplemented from time to time; and (v) all related documentation, including, without limitation, all guarantee documentation, related to the foregoing, will be held at the offices of Goodmans LLP at Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, on June 19, 2018 at 10:30 a.m. (Toronto time) for the following purposes:

1.
to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Unsecured Debtholders’ Arrangement Resolution”), the full text of which is set out in Appendix B to the accompanying management information circular dated May 15, 2018 (the “Information Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the CBCA, which Arrangement is more particularly described in the Information Circular; and

2.	to transact such further and other business as may properly come before the Unsecured Debtholders’ Meeting or the reconvening of any adjournment or postponement thereof.
AND NOTICE IS HEREBY GIVEN that the Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, with respect to the issuance of certain Limited Voting Shares (as such term is defined in the accompanying Information Circular) to be issued pursuant to the Arrangement.
Additional information on the above matters can be found in the Information Circular.
The record date for entitlement to notice of the Unsecured Debtholders’ Meeting has been set by the Court, as May 9, 2018 (the “Record Date”). Unsecured Debtholders entitled to vote at the Unsecured Debtholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Unsecured Debt owed to such registered Unsecured Debtholder as of the Record Date in respect of the Unsecured Debtholders’ Arrangement Resolution and any other matters to be considered at the Unsecured Debtholders’ Meeting. Notwithstanding the terms of this Notice, Concordia may elect to exclude the Subordinated Promissory Note from the Unsecured Debt for the purposes of the Arrangement and address the Subordinated Promissory Note in a manner acceptable to Concordia and the Majority Private Placement Parties (as such terms are defined in the Information Circular). Accordingly, the Subordinated Promissory Noteholder may not have a vote on the Unsecured Debtholders’ Arrangement Resolution.
Subject to any further order of the Court, the Court has set the quorum for the Unsecured Debtholders’ Meeting at two or more persons entitled to vote at the Unsecured Debtholders’ Meeting present in person or represented by proxies.
The Information Circular, this notice (“Notice”), the form of Unsecured Debtholder Ballot-Proxy (the “Unsecured Debtholder Ballot-Proxy”) (collectively, the “Unsecured Debtholder Meeting Package”) are being distributed to Unsecured Debtholders as at the Record Date and are available online under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unsecured Debtholders are reminded to review the Unsecured Debtholder Meeting Package before voting.

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If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Unsecured Debt and receive certain additional consideration described in the Information Circular (if applicable).
All Unsecured Debtholders are requested to vote in accordance with the instructions provided on the Unsecured Debtholder Ballot-Proxy using the applicable method, as set forth therein and described below. In order to cast a vote at the Unsecured Debtholders’ Meeting:

(a)
beneficial holders of the 7.00% Unsecured Notes and 9.50% Unsecured Notes must submit to their respective Intermediaries at or prior 5:00 p.m. (Toronto time) on June 15, 2018, or such later date as may be agreed by Concordia and the Majority Initial Consenting Debtholders (as defined in the Information Circular) in the event that the Unsecured Debtholders’ Meeting is postponed or adjourned (the “Voting Deadline”) or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Unsecured Debtholder Ballot-Proxy (or such other documentation as the Intermediary may customarily request for purposes of obtaining voting instructions) (following which Intermediaries will complete and submit to the Proxy and Information Agent a master proxy on your behalf);

(b)
Unsecured Equity Bridge Loan Lenders must submit to Broadridge, at or prior to the Voting Deadline, or such earlier deadline as Broadridge may advise, their duly completed Unsecured Debtholder Ballot-Proxy (or provide such other documentation or take such other action as Broadridge may customarily request for purposes of obtaining voting instructions); and

(c)
the Subordinated Promissory Noteholder must submit to Kingsdale Advisors (the “Proxy and Information Agent”), at or prior to the Voting Deadline, or such earlier deadline as the Proxy and Information Agent may advise, their duly completed Unsecured Debtholder Ballot-Proxy, in each case in accordance with the instructions set forth in the Unsecured Debtholder Ballot-Proxy and any instructions provided by your Intermediary, the Proxy and Information Agent or Broadridge, as applicable.
Early Consenting Unsecured Debtholders (as defined in the accompanying Information Circular), will be entitled to receive on implementation of the Arrangement additional consideration in exchange for their Unsecured Debt in the form of Limited Voting Shares (as defined in the accompanying Information Circular) equal to their Unsecured Debtholder Pro Rata Share (as defined in the accompanying Information Circular) of a pool of Limited Voting Shares representing 3.99% of the outstanding Limited Voting Shares immediately following the implementation of the Arrangement (subject to dilution as described in the Information Circular).
Unsecured Debtholders may attend the Unsecured Debtholders’ Meeting in person or may appoint another person as proxyholder. The Unsecured Debtholder Ballot-Proxy nominates Francesco Tallarico, Chief Legal Officer and Secretary of Concordia, or David Price, Chief Financial Officer of Concordia, and either one of them with full power of substitution as proxyholders. An Unsecured Debtholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the Unsecured Debtholder Ballot-Proxy and following the instructions contained therein. Unsecured Debtholders requiring assistance should contact the Proxy and Information Agent. Persons appointed as proxyholders need not be Unsecured Debtholders.
Subject to any further order of the Court, the Unsecured Debtholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Unsecured Debtholders entitled to vote at the Unsecured Debtholders’ Meeting and present in person or represented by proxy, voting together as a single class, at the Unsecured Debtholders’ Meeting. The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by holders of Concordia’s Secured Debt at a separate meeting, other approvals as may be required by the Court and the TSX, any applicable regulatory approvals and the approval of the Court. The matter is scheduled to be heard at the Court, located at 330 University Avenue, Toronto, Ontario, at 8:30 a.m. on June 26, 2018.

- xxxix -

DATED at Toronto, Ontario this 15th day of May, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF CONCORDIA INTERNATIONAL CORP.
By:	<Signed> Jordan Kupinsky
Name: Jordan Kupinsky
Title: Non-Executive Chairman

- xl -

CONCORDIA INTERNATIONAL CORP.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated May 2, 2018 an annual and special meeting (the “Shareholders’ Meeting”) of the holders (the “Shareholders”) of the common shares (the “Common Shares”) of Concordia International Corp. (“Concordia” or the “Corporation”) will be held at the offices of Goodmans LLP at Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, on June 19, 2018 at 11:00 a.m. (Toronto time) to, among other things:

1.
consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Continuance Resolution”) approving the continuance of Concordia into the federal jurisdiction of Canada under the Canada Business Corporations Act (the “CBCA”);

2.
consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Shareholders’ Arrangement Resolution”) approving an arrangement (the “Arrangement”) pursuant to Section 192 of the CBCA, which Arrangement is more particularly described in the accompanying management information circular dated May 15, 2018 (the “Information Circular”);

3.
consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Shareholders’ TSX MIP Resolution”) approving the adoption of a management incentive plan, which is more particularly described in the Information Circular;

4.
consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the amendment of the articles of the Corporation to change the place of the registered office of the Corporation from 277 Lakeshore Rd. East, Suite 302, Oakville, ON L6J 1H9 to 5770 Hurontario Street, Suite 310, Mississauga, Ontario L5R 3G5 (the “Registered Office Resolution”);

5.	receive the consolidated financial statements of the Corporation for the year ended December, 31, 2017, including the auditor’s report thereon;

6.	elect directors of the Corporation (the “Directors”) who will serve until the end of the next annual meeting of Shareholders or until their successors are elected or appointed;

7.	re-appoint the auditor of the Corporation for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor; and

8.	transact such further and other business as may properly come before the Shareholders’ Meeting or the reconvening of any adjournment or postponement thereof.
The full text of the resolutions set out in paragraphs 1 through 4 above are set forth in Appendix C to the Information Circular.
Concordia reserves the right, in its sole discretion, to withdraw the Continuance Resolution, the Shareholders’ Arrangement Resolution, and/or the Shareholders’ TSX MIP Resolution from being put before the Shareholders’ Meeting.
Additional information on the above matters can be found in the Information Circular.
The record date for entitlement to notice of the Shareholders’ Meeting is May 9, 2018 (the “Record Date”). At the Shareholders’ Meeting, each Shareholder as of the Record Date will have one vote for each Common Share held as at the Record Date.
Subject to any further order of the Court, the Court has set the quorum for the Shareholders’ Meeting at two or more persons entitled to vote at the Shareholders’ Meeting present in person or represented by proxy.
The Information Circular, this notice (“Notice”), the form of Shareholder proxy, the form of Shareholder voting instruction form and a letter of transmittal (collectively, the “Shareholder Meeting Package”) are being mailed to

- xli -

Shareholders of record as at the Record Date and are available online under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Shareholders are reminded to review the Shareholder Meeting Package before voting.
If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Common Shares.
All Shareholders are requested to vote in accordance with the instructions provided on the appropriate proxy or voting instruction form, as applicable, using one of the available methods. In order to be effective, proxies and voting instruction forms must be received by the Corporation’s transfer agent, prior to 5:00 p.m. (Toronto time) on June 15, 2018.
Registered holders of Common Shares can submit their proxy either by mail at 301-100 Adelaide Street West, Toronto ON M5H 4H1 or by facsimile at (416) 595-9593. Alternatively, registered holders of Common Shares may use the website at www.voteproxyonline.com to transmit their voting instructions. If you receive more than one proxy form because you own Common Shares registered in different names or addresses, each proxy form should be completed and returned. The deadline for the deposit of proxies may be waived by the chairman of the Shareholders’ Meeting at his sole discretion without notice.
If you receive these materials through an Intermediary, please complete and sign the materials in accordance with the instructions provided to you by such Intermediary.
Registered holders of Common Shares may attend the Shareholders’ Meeting in person or may appoint another person as proxyholder. The form of proxy accompanying the Information Circular nominates Francesco Tallarico, Chief Legal Officer and Secretary of Concordia, or David Price, Chief Financial Officer of Concordia, and either one of them with full power of substitution as proxyholders. A Shareholder may appoint another person as its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Shareholders.
Subject to any further order of the Court, the vote required to pass the Continuance Resolution and the Shareholders’ Arrangement Resolution is at least two-thirds (66⅔%) of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on each such resolution.
The Toronto Stock Exchange (“TSX”) regulates the issuance of listed securities, such as the issuance of new shares by the Corporation. The TSX will require securityholder approval in a number of instances, including: (i) where an issuance of listed securities will “materially affect control”; (ii) where the issuance of listed securities would exceed 25% of the issued and outstanding securities and the price at which listed securities are to be issued is less than the market price of the listed securities; and (iii) where the price per listed security will be lower than the discount to the market price permitted by the TSX. By voting in favour of the Shareholders’ Arrangement Resolution, Shareholders will also be voting in favour of the issuance of Limited Voting Shares, which (i) will materially affect control of the Corporation by creating a holding or holdings in excess of 20% of the Corporation’s voting securities; (ii) exceeds 25% of the outstanding Common Shares and are to be issued at a price that is less than the market price; and (iii) will be issued at a price per Limited Voting Share that is lower than the discount to the market price permitted by the TSX. The policies of the TSX require that the Shareholders’ Arrangement Resolution must be approved by a simple majority of the votes cast by “minority” Shareholders, namely all Shareholders except for any interested Shareholders, represented in person or by proxy and voted at the Shareholders’ Meeting. To the knowledge of the Corporation, the Private Placement Parties do not hold any Common Shares, therefore there are no interested Shareholders whose votes would be excluded.
Furthermore, in accordance with the policies of the TSX, a simple majority of votes cast by Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on the Shareholders TSX MIP Resolution must approve such resolution.
The vote required to pass the Registered Office Resolution is at least two-thirds (66⅔%) of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on such resolution.

- xlii -

The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by holders of Concordia’s Secured Debt and Unsecured Debt at separate meetings, other approvals as may be required by the Court and the TSX, any applicable regulatory approvals and the approval of the Court. The matter is scheduled to be heard at the Court, located at 330 University Avenue, Toronto, Ontario, at 8:30 a.m. on June 26, 2018. Pursuant to the Interim Order, Concordia may seek Court approval of the Arrangement whether or not the Arrangement is approved by Shareholders at the Shareholders’ Meeting and notwithstanding whether the Shareholders’ Meeting is held.
Any registered holder of Common Shares is entitled to be paid the fair value of their Common Shares in accordance with Section 185 of the OBCA if such Shareholder dissents to the Continuance Resolution and complies strictly with the requirements of Section 185 of the OBCA, and if the Continuance becomes effective. Only registered Shareholders may dissent. Persons who are beneficial owners of Common Shares registered in the name of an Intermediary who wish to dissent should be aware that only the registered owner is entitled to dissent. A registered Shareholder, such as a broker, who holds Common Shares as nominee for beneficial owners of Common Shares, some of whom wish to dissent, must exercise the dissent right on behalf of such beneficial owners with respect to the Common Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Common Shares covered by it. Details regarding the dissent right can be found in the accompanying Information Circular under “Description of the Recapitalization Transaction – Continuance of Concordia from Ontario to Canada – Dissent Rights”.

[signature page to follow.]

- xliii -

DATED at Toronto, Ontario this 15th day of May, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF CONCORDIA INTERNATIONAL CORP.
By:	<Signed> Jordan Kupinsky
Name: Jordan Kupinsky
Title: Non-Executive Chairman

- xliv -

SUMMARY
This summary highlights selected information from this Information Circular to help Secured Debtholders, Unsecured Debtholders and Shareholders understand the Recapitalization Transaction. Such parties should read this Information Circular carefully in its entirety to understand the terms of the Recapitalization Transaction as well as tax and other considerations that may be important to them in deciding whether to approve the Arrangement and certain related matters. Such parties should also pay special attention to the “Risk Factors” section of this Information Circular. The following summary is qualified in its entirety by reference to the detailed information contained or incorporated by reference in this Information Circular. Capitalized terms used herein, and not otherwise defined, have the meanings set forth under “Glossary of Terms”.
Concordia International Corp.
Concordia was incorporated pursuant to the provisions of the OBCA on January 20, 2010, under the name “Mercari Acquisition Corp.” The Corporation completed its initial public offering on May 6, 2010, and was listed on the TSX Venture Exchange (“TSX-V”) as a capital pool company and subsequently on the NEX board of the TSX-V (“NEX”) until it completed its qualifying transaction on December 20, 2013 (the “Qualifying Transaction”). On December 18, 2013, and prior to the completion of the Qualifying Transaction, the Corporation changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation Common Share for every 48.08 common shares existing immediately before the consolidation. The Common Shares were delisted from the NEX and listed for trading on the TSX under the symbol “CXR” on December 24, 2013. The Common Shares were listed for trading on the NASDAQ on June 29, 2015 under the symbol “CXRX”. On January 1, 2016, the Corporation completed a vertical amalgamation with its wholly-owned subsidiary Concordia Healthcare Inc. On June 27, 2016, the Corporation changed its name from “Concordia Healthcare Corp.” to “Concordia International Corp.”.
Prior to the Qualifying Transaction, the Corporation did not own any assets other than cash and had not conducted any active business operations. Since its incorporation and prior to the Qualifying Transaction, the principal activities of the Corporation consisted of the financing through its initial public offering and a non-brokered private placement of Common Shares completed during January 2013. As a result of the Qualifying Transaction and the completion of various acquisitions by the Corporation since 2013, the Corporation has become an international specialty pharmaceutical company owning a broad portfolio of branded and generic prescription products which are sold to wholesalers, hospitals and pharmacies in over 90 countries.
It is proposed as a special resolution to be considered by Shareholders at the Shareholders’ Meeting that Concordia continue under the CBCA for purposes of completing the Plan.
The registered and head office of the Corporation is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Corporation’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario, M5H 2T6.
Concordia Healthcare (Canada) Limited
CHCL is a corporation incorporated under the laws of Canada for the purposes of completing the Plan. CHCL has no operations or liabilities. It is a wholly-owned subsidiary of Concordia. The registered and head office CHCL is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.
The Meetings
Pursuant to the Interim Order, Concordia has called the Secured Debtholders’ Meeting and the Unsecured Debtholders’ Meeting to consider and, if deemed advisable, to pass, the Secured Debtholders’ Arrangement Resolution and the Unsecured Debtholders’ Arrangement Resolution, respectively. Pursuant to the Interim Order, Concordia has called the Shareholders’ Meeting to, among other things, consider and, if deemed advisable, to pass, the Continuance Resolution, the Shareholders’ Arrangement Resolution, the Shareholders’ TSX MIP Resolution and the Registered Office Resolution. The Meetings will be held at the following places, dates and times:

Meeting	Location	Time & Date	As set forth in
Secured Debtholders’ Meeting	The offices of Goodmans LLP at the Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario	10:00a.m. on June 19, 2018	Secured Debtholders’ Notice
Unsecured Debtholders’ Meeting		10:30 a.m. on June 19, 2018	Unsecured Debtholders’ Notice
Shareholders’ Meeting		11:00 a.m. on June 19, 2018	Shareholders’ Notice

Subject to any further order of the Court, pursuant to the Interim Order, a quorum at each of the Secured Debtholders’ Meeting, the Unsecured Debtholders’ Meeting and the Shareholders’ Meeting shall be two or more Persons entitled to vote at each Meeting, as applicable, present in person or represented by proxies.
Voting at the Meetings
Subject to any further order of the Court, pursuant to the Interim Order, those persons who are Secured Debtholders on the Record Date are entitled to attend and vote at the Secured Debtholders’ Meeting. Secured Debtholders entitled to vote at the Secured Debtholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Secured Debt owed to such registered Secured Debtholder as of the Record Date (for voting purposes, any Secured Debt denominated in GBP shall be converted into U.S. Dollars based on the U.S. Federal Reserve daily U.S. Dollar to GBP exchange rate in effect on the Record Date) in respect of the Secured Debtholders’ Arrangement Resolution and any other matters to be considered at the Secured Debtholders’ Meeting.
Subject to any further order of the Court, pursuant to the Interim Order, those persons who are Unsecured Debtholders on the Record Date are entitled to attend and vote at the Unsecured Debtholders’ Meeting. Unsecured Debtholders entitled to vote at the Unsecured Debtholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Unsecured Debt owed to such registered Unsecured Debtholder as of the Record Date in respect of the Unsecured Debtholders’ Arrangement Resolution and any other matters to be considered at the Unsecured Debtholders’ Meeting; provided that Concordia may, prior to the Effective Time, elect to exclude the Subordinated Promissory Note from the Unsecured Debt and address the Subordinated Promissory Note in a manner acceptable to Concordia and the Majority Private Placement Parties. Accordingly, the Subordinated Promissory Noteholder may not have a vote on the Unsecured Debtholders’ Arrangement Resolution.
Registered Shareholders as of the Record Date are entitled to attend and vote at the Shareholders’ Meeting. Shareholders will be entitled to one vote for each Common Share held as at the Record Date.
In-Person Holders should be appointed as their own representatives for such Meeting in accordance with the directions of their Intermediaries and Form 54-101F7. In-Person Holders can also write the name of someone else whom they wish to vote on their behalf at the applicable Meeting. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to vote on all matters that are presented at such Meeting, even if those matters are not set out in Form 54-101F7 or this Information Circular. By choosing to vote at a Meeting in person or appointing a proxyholder to attend in its place, an In-Person Holder’s voting instructions will not be executed or tabulated until the applicable Meeting. Accordingly, such In-Person Holder’s voting instructions will not have been properly delivered prior to the applicable deadline and such In-Person Holder will NOT be eligible to receive Early Consent Consideration. If, your intention is to support the Secured Debtholders’ Arrangement Resolution or the Unsecured Debtholders’ Arrangement Resolution, as applicable, and qualify for receipt of Early Consent Consideration, please provide your voting instructions well ahead of the applicable deadline.
Non-registered Debtholders who wish to appoint themselves or another person to attend the applicable Meeting on their behalf should complete the Secured Debtholder Ballot-Proxy or Unsecured Debtholder Ballot-Proxy, as applicable, and follow the return instructions included therein to ensure receipt by Kingsdale Advisors, the Proxy and Information Agent, prior to the applicable deadline. Debtholders who require assistance should contact the Proxy and Information Agent toll-free in North America at 1-866-581-0506 or collect call outside North America at 416-867-2272, or by email at corpaction@kingsdaleadvisors.com to request the necessary documentation required.
See “Entitlement to Vote and Attend” and “Non-Registered Holders”.

Securityholder Approvals
Subject to any further order of the Court, the Secured Debtholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Secured Debtholders present in person or represented by proxy, voting together as a single class at the Secured Debtholders’ Meeting and entitled to vote on the Secured Debtholders’ Arrangement Resolution.
Subject to any further order of the Court, the Unsecured Debtholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Unsecured Debtholders present in person or represented by proxy, voting together as a single class at the Unsecured Debtholders’ Meeting and entitled to vote on the Unsecured Debtholders’ Arrangement Resolution.
Subject to any further order of the Court, the vote required to pass the Continuance Resolution, the Registered Office Resolution and the Shareholders’ Arrangement Resolution is at least two-thirds (66⅔%) of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on each such resolution.
By voting in favour of the Shareholders’ Arrangement Resolution, Shareholders will also be voting in favour of the issuance of Limited Voting Shares, which (i) will materially affect control of the Corporation by creating a holding or holdings in excess of 20% of the Corporation’s voting securities; (ii) exceeds 25% of the outstanding Common Shares and are to be issued at a price that is less than the market price; and (iii) will be issued at a price per Limited Voting Share that is lower than the discount to the market price permitted by the TSX.
In accordance with the policies of the TSX, a simple majority of votes cast by Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on the Shareholders’ TSX MIP Resolution must approve such resolution.
See “Quorum and Voting Requirements”.
Required Approval for the Arrangement
The Arrangement requires approval by the Court. Prior to the mailing of this Information Circular, Concordia obtained the Interim Order providing for the calling and holding of the Secured Debtholders’ Meeting, the Unsecured Debtholders’ Meeting and the Shareholders’ Meeting, and other procedural matters. A copy of the Interim Order is attached hereto as Appendix M. The Notice of Application for the Final Order is attached hereto as Appendix L and forms part of this Information Circular.
The hearing in respect of the Final Order is currently scheduled to take place at 330 University Avenue, Toronto, Ontario at 8:30 a.m. on June 26, 2018. Pursuant to the Interim Order and subject to any further order of the Court, the only persons entitled to appear and be heard at such hearing shall be the Applicants, the CBCA Director, the Secured Debtholders, the Unsecured Debtholders, the Trustees, the Agents, the Shareholders and any person who served on the solicitors for the Applicants a Notice of Appearance no less than seven (7) days before the hearing in accordance with the Interim Order and the Rules of Civil Procedure, as well as their respective legal counsel.
At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Arrangement and the approval of: (i) the Secured Debtholders’ Arrangement Resolution by the Secured Debtholders at the Secured Debtholders’ Meeting; (ii) the Unsecured Debtholders’ Arrangement Resolution by the Unsecured Debtholders at the Unsecured Debtholders’ Meeting; and (iii) the Shareholders’ Arrangement Resolution by the Shareholders at the Shareholders’ Meeting. Pursuant to the Interim Order, Concordia may seek the Final Order even if the Shareholders’ Arrangement Resolution is not approved by the Shareholders at the Shareholders’ Meeting.
The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.
See “Description of the Recapitalization Transaction – Required Approvals for the Arrangement”.

Description of the Recapitalization Transaction
Continuance
Subject to Shareholder approval, prior to the hearing for the Final Order, it is anticipated that Concordia will continue from the jurisdiction of Ontario into the jurisdiction of Canada and be registered as a CBCA corporation. The Board believes that it is in the best interests of Concordia to continue into a CBCA corporation to effect the Plan pursuant to the CBCA.
At the Shareholders’ Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Continuance Resolution authorizing the Continuance, the full text of which is set out in Appendix C. In order to become effective, the Continuance must be approved by at least two-thirds (66⅔%) of all votes cast with respect to the Continuance Resolution by Shareholders, present in person or by proxy at the Shareholders’ Meeting.
The Recapitalization Transaction may be completed without the Continuance occurring. See “Concordia Newco” and “Support Agreement – Alternative Implementation Process”.
Any Registered Shareholder is entitled to be paid the fair value of such shares in accordance with Section 185 of the OBCA if the Shareholder dissents to the Continuance Resolution and complies strictly with the requirements of Section 185 of the OBCA, if such Continuance becomes effective. Only Registered Shareholders may dissent. Persons who are beneficial owners of Common Shares registered in the name of an Intermediary who wish to dissent should be aware that only the registered owner is entitled to dissent. A registered holder, such as a broker, who holds Common Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to the Common Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Common Shares covered by it.
Shareholders who may wish to dissent should seek legal advice, as failure to comply with the strict requirements set out in Section 185 of the OBCA may result in the loss or unavailability of any right to dissent. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time consuming and expensive process. Persons who are beneficial owners of Common Shares registered in the name of an Intermediary who wish to dissent should contact the Registered Shareholder for assistance with exercising the Dissent Rights.
See “Description of the Recapitalization Transaction – Continuance of Concordia from Ontario to Canada”.
Plan
The Recapitalization Transaction contemplates a series of steps leading to a realignment of Concordia’s capital structure. These steps include, among other things: (i) all Affected Equity shall be cancelled and extinguished for no consideration; (ii) the Share Consolidation; (iii) the Corporation will raise $586.5 million of new capital by way of the Private Placement, which will be used towards payment of the Secured Debt Repayment Amount, the Additional Cash Amount (if any) and the Secured Debtholder Early Consent Cash Consideration to be paid as part of the consideration for the exchange of the Secured Debt; (iv) the Corporation’s Secured Debt in the aggregate principal amount of approximately $2.2 billion, plus accrued and unpaid interest, will be exchanged for cash in an amount equal to any outstanding accrued and unpaid interest up to the Effective Date in respect of the Secured Debt (excluding any compound interest and based on the contractual non-default interest rates under the relevant Debt Documents and the outstanding principal amount of the applicable Obligations, not reduced by any unamortized original issue discount), unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates) or amortization, as applicable, under the Secured Debt, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of the CBCA Proceedings in respect of the Secured Debt, the Secured Debt Repayment Amount, any Additional Cash Amount, the New Senior Secured Debt and the Secured Debtholder Early Consent Cash Consideration; and (v) the Corporation’s Unsecured Debt in the aggregate principal amount of approximately $1.6 billion, plus accrued and unpaid interest, will be exchanged for new Limited Voting Shares representing 7.97% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction, the Reallocated Unsecured Shares and the Unsecured Debtholder Early Consent Shares (subject to the MIP Dilution).
See “Description of the Recapitalization Transaction – Plan”.

Affected Equity
Under the Plan, other than the existing Common Shares and the Existing Equity Class Action Claims, all other equity interests in Concordia, including, without limitation, all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor, shall be terminated and cancelled, and shall be deemed to be terminated and cancelled without the need for any repayment of capital thereof or any other liability, payment or compensation therefor and, for greater certainty, no holder of Affected Equity shall be entitled to receive any interest, dividends, premium or other payment in connection therewith.
See “Description of the Recapitalization Transaction – Affected Equity”.
Share Consolidation
The Plan provides for the Share Consolidation, pursuant to which the issued and outstanding Common Shares will be consolidated on the basis of one Common Share for every 300 Common Shares outstanding immediately prior to the Effective Date. Based on 51,283,800 Common Shares issued and outstanding on May 15, 2018, the Share Consolidation will reduce the number of issued and outstanding Common Shares to approximately 170,946 Common Shares (prior to the issuance of the Limited Voting Shares contemplated in the Recapitalization Transaction). No fractional Common Shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number of Common Shares. No compensation will be issued to Shareholders as a result of rounding down. No cash shall be paid for fractional shares. Any holders of 299 or fewer Common Shares prior to the date of the Share Consolidation will not receive any Common Shares as a result of the Share Consolidation. The Common Shares will be redesignated as Limited Voting Shares pursuant to the Articles Amendments.
Secured Debtholders, Unsecured Debtholders and Shareholders are being asked to approve the Arrangement, which includes the Share Consolidation, at the various Meetings.
Registered Shareholders will be required to complete, execute and return a Letter of Transmittal to the Consolidation Agent to receive their Limited Voting Shares following the Share Consolidation. The Letter of Transmittal must be accompanied by the certificate(s) representing your Common Shares and all other required documents. Following the Effective Date, the Consolidation Agent will issue and deliver Limited Voting Shares in accordance with your instructions in the Letter of Transmittal. A copy of the Letter of Transmittal is enclosed with a copy of this Information Circular or may be obtained upon request from the Consolidation Agent. See “Description of the Recapitalization Transaction – Procedures”.
Non-Registered Holders of Common Shares do not have to take any action to receive their Limited Voting Shares.
See “Description of the Recapitalization Transaction – Share Consolidation”.
Private Placement
$586.5 million will be raised by Concordia by way of the Private Placement from certain Initial Consenting Debtholders that entered into the Subscription Agreement concurrently with the execution of the Support Agreement as of May 1, 2018 with Concordia in consideration for new Limited Voting Shares representing, in the aggregate, 87.69% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (subject to the MIP Dilution). For a summary of the Subscription Agreement, see “Subscription Agreement”.
See “Description of the Recapitalization Transaction – Private Placement”.
Treatment of Secured Debtholders
Pursuant to the Plan, the Corporation’s Secured Debt in the aggregate principal amount of approximately $2.2 billion, plus accrued and unpaid interest, will be exchanged for: (i) cash in an amount equal to any outstanding accrued and unpaid interest up to the Effective Date in respect of the Secured Debt (excluding any compound interest and based on the contractual non-default interest rates under the relevant Debt Documents and the outstanding principal amount of the applicable Obligations, not reduced by any unamortized original issue discount), unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates) or amortization, as applicable, under the Secured Debt, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of the CBCA Proceedings; (ii) the Secured Debt Repayment Amount; (iii) any Additional Cash Amount; (iv) the New Senior Secured Debt; and (v) in respect of Secured Debt held by Early Consenting Secured Debtholders, Secured Debtholder Early Consent Cash Consideration. References to the principal amount of the Secured Debt or Secured Debtholder Claims herein refer to the principal amount reduced by any unamortized OID and excluding any make-whole premiums, redemption premiums or other similar premiums. The amount of unamortized original issue discount in respect of the Secured Debt shall be calculated on the basis as has been agreed to by Concordia and the Majority Initial Consenting Debtholders. The Secured Debtholder Claims denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date. Concordia has the right to elect, with the consent of the Majority Initial Consenting Secured Debtholders, to pay cash amounts that are to be paid to Secured Debtholders pursuant to the Plan in respect of the Secured Debtholder Claims denominated in GBP in U.S. Dollars and/or GBP.
See “Description of the Recapitalization Transaction – Treatment of Secured Debtholders”.
Treatment of Unsecured Debtholders
Pursuant to the Plan, the Corporation’s Unsecured Debt in the aggregate principal amount of approximately $1.6 billion, plus accrued and unpaid interest, will be exchanged for the Unsecured Debt Exchange Shares representing 7.97% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (subject to the MIP Dilution), and any Reallocated Unsecured Shares. Registered Unsecured Debtholders will receive 2.3846 Unsecured Debt Exchange Shares per $1,000 principal amount of Unsecured Debt held by them as at the Effective Date.
Early Consenting Unsecured Debtholders will be entitled to receive on implementation of the Recapitalization Transaction additional Limited Voting Shares as additional consideration in exchange for their Unsecured Debt equal to their Unsecured Debtholder Pro Rata Share of a pool of 1,946,831 post-Share Consolidation Limited Voting Shares, representing 3.99% of the outstanding Limited Voting Shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to the MIP Dilution). Registered Early Consenting Unsecured Debtholders will receive 1.1923 Limited Voting Shares per $1,000 principal amount of Unsecured Debt held by them as of the Distribution Record Date and voted in favour of the Plan by the Early Consent Date as Unsecured Debtholder Early Consent Share Consideration.

See “Description of the Recapitalization Transaction – Treatment of Unsecured Debtholders”.
Treatment of Shareholders
Pursuant to the Plan, Shareholders will retain their Common Shares (which will be redesignated as Limited Voting Shares), subject to the Share Consolidation and significant dilution resulting from the issuance of Limited Voting Shares pursuant to the Recapitalization Transaction, such that the existing Common Shares will represent approximately 0.35% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (subject to further dilution in respect of the MIP Dilution). See “Description of the Recapitalization Transaction – Plan – Affected Equity”. It is expected that Shareholders will not retain their Common Shares or receive any recovery in the event that the Corporation effectuates the Recapitalization Transaction by way of an Alternative Implementation Process. See “Alternative Implementation Process”.
See “Description of the Recapitalization Transaction – Treatment of Shareholders”.
U.S. Debtholders and Transfer Restrictions
The Limited Voting Shares and New Senior Secured Notes have not been and will not be registered under the 1933 Act, or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act.

See “Description of the Recapitalization Transaction – U.S. Debtholders and Transfer Restrictions” and “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – United States”.
Releases and Waivers
The Plan includes releases in connection with the implementation of the Recapitalization Transactions in favour of the Concordia Entities, the Trustees and Agents in any of their respective capacities under the applicable Debt Documents, the Administrative Agent under the Two Year Equity Bridge Credit and Guaranty Agreement, in each case including any predecessors in such capacity, the Early Consenting Debtholders, and each of the foregoing persons’ respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents, which, for certainty, include the Proxy and Information Agent, the Escrow Agent and the Advisors, as applicable. The Plan also includes releases for additional parties listed on Schedule “A” thereto, which persons, if any, have through conduct or otherwise provided the Concordia Entities (or any one of them) with consideration or value acceptable to Concordia and the Majority Private Placement Parties, each acting reasonably, and which have been consented to by the Majority Private Placement Parties.
See “Description of the Recapitalization Transaction – Releases and Waivers”.
Conditions Precedent to the Implementation of the Plan
The implementation of the Plan is conditional upon the fulfilment, satisfaction or waiver of a number of conditions precedent.
See “Conditions Precedent to Implementation of the Plan of Arrangement”.
Background to and Reasons for the Recapitalization Transaction
The Information Circular contains a summary of events leading up to the finalization of the Support Agreement and the Subscription Agreement between Concordia and applicable Secured Debtholders and Unsecured Debtholders as of May 1, 2018.
As a result of the Recapitalization Transaction:

a)	Concordia will reduce its total debt by approximately $2.4 billion;

b)	Concordia will reduce its annual interest payments by approximately $172 million per year;

c)
Concordia’s existing shareholders will retain their Common Shares (which will be redesignated as Limited Voting Shares), subject to the Share Consolidation and the significant dilution resulting from the issuance of Limited Voting Shares pursuant to the Recapitalization Transaction, such that the existing Common Shares will represent approximately 0.35% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (subject to further dilution in respect of the MIP Dilution);

d)	other than as described above, Concordia’s obligations to employees, suppliers and customers will not be affected and will continue to be satisfied by the Corporation in the ordinary course; and

e)	the Corporation’s realigned capital structure is expected to provide it with a stronger financial foundation to pursue its growth and other objectives under its DELIVER strategy.
See “Background to and Reasons for the Recapitalization Transaction” and “Effect of the Recapitalization Transaction”.
MPA Opinion
MPA has provided the MPA Opinion to the Board of Directors, which concludes that, as of the date thereof: (i) the Arrangement is fair, from a financial point of view, to the Corporation; (ii) the Secured Debtholders, the Unsecured

Debtholders and the existing Shareholders that are provided consideration under the Arrangement, respectively, would be in a better position, from a financial point of view, under the Arrangement than if the Corporation were liquidated; (iii) the consideration provided under the Arrangement to the Secured Debtholders is fair, from a financial point of view, to the Secured Debtholders; (iv) the consideration provided under the Arrangement to the Unsecured Debtholders is fair, from a financial point of view, to the Unsecured Debtholders; and (v) the consideration provided under the Arrangement to the existing Shareholders is fair, from a financial point of view, to the existing Shareholders.
The full text of the MPA Opinion is attached as Appendix K to this Information Circular. The MPA Opinion describes the scope of the review undertaken by MPA, the assumptions made by MPA, the limitations on the use of the MPA Opinion, and the basis of MPA’s fairness analysis for the purposes of the MPA Opinion, among other matters. The summary of the MPA Opinion set forth in this Information Circular is qualified in its entirety by reference to the full text of the MPA Opinion. MPA has provided its written consent to the inclusion of the MPA Opinion in this Information Circular. The MPA Opinion states that it may not be used or relied upon by any person other than the Board of Directors or for any other purpose without the express prior written consent of MPA.
See “Background to and Reasons for the Recapitalization Transaction – MPA Opinion”.
Recommendation of the Board of Directors
After careful consideration and based on a number of factors, including the MPA Opinion, and after an extensive review of its alternatives, Concordia’s Board of Directors has determined that the Recapitalization Transaction is in the best interests of the Corporation and its stakeholders, and unanimously recommends that the Secured Debtholders, Unsecured Debtholders and existing Shareholders vote in favour of the Arrangement. Future liquidity and operations of the Corporation are dependent on the ability of the Corporation to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Corporation does not complete the realignment of its capital structure through the CBCA Proceedings, it will be necessary to pursue other restructuring strategies. If the Recapitalization Transaction is not implemented pursuant to the Plan, the Corporation may effectuate the Recapitalization Transaction by way of an alternative implementation method or proceeding, including by way of an Alternative Implementation Process. See “Support Agreement – Alternative Implementation Process”. The Board of Directors also considered various factors discussed in the foregoing section entitled “Background to and Reasons for the Recapitalization Transaction”, including the necessity to realign Concordia’s capital structure in connection with pursuing the implementation of the DELIVER strategy. Further, the Board of Directors took note of the fact that it had received the Support Agreement from Debtholders holding approximately 72.1% and 64.2% of the outstanding principal amount of the Corporation’s Secured Debt and Unsecured Debt as at May 1, 2018, respectively, as of the date of their deliberations and the fact that Shareholders would retain their Common Shares (which will be redesignated as Limited Voting Shares), subject to the Share Consolidation and the dilution described herein. Finally, the Board of Directors considered the fact that the holders of existing Common Shares would likely receive no recovery at all in the event that the Corporation is required to pursue or implement the Recapitalization Transaction by way of an Alternative Implementation Process.
See “Background to and Reasons for the Recapitalization Transaction – Recommendation of the Board of Directors”.
Support Agreement
On May 1, 2018, Concordia, CHCL and certain other subsidiaries of Concordia entered into the Support Agreement with the Initial Consenting Debtholders, which collectively held approximately 72.1% of the Secured Debt and 64.2% of the Unsecured Debt as at May 1, 2018. Pursuant to the Support Agreement, and subject to the terms and conditions thereof, Initial Consenting Debtholders agreed to, among other things, vote (or cause to be voted) all of their Secured Debt, Unsecured Debt and Common Shares, as applicable, in favour of the Plan.
For a summary of the Support Agreement, see “Support Agreement”.

Income Tax Considerations
Canadian Income Tax Considerations
For a detailed description of the Canadian income tax consequences resulting from the Recapitalization Transaction, please refer to “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.
United States Income Tax Considerations
For a detailed description of the United States income tax consequences resulting from the Recapitalization Transaction, please refer to “Income Tax Considerations – Certain United States Federal Income Tax Considerations”.
Risk Factors
Securityholders should carefully consider the risk factors concerning the Recapitalization Transaction, non-implementation of the Recapitalization Transaction, the New Senior Secured Debt, the business of Concordia and the Common Shares, as well as tax risks, described under “Risk Factors”.

INFORMATION CONCERNING THE MEETINGS
General
This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of Management and the Board of Directors. No person has been authorized to give any information or to make any representations in connection with the Recapitalization Transaction other than those contained in this Information Circular and, if given or made, any such other information or representation should be considered as not having been authorized.
Meetings

Meeting	Location	Time & Date	As set forth in
Secured Debtholders’ Meeting	The offices of Goodmans LLP at the Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario	10:00a.m. on June 19, 2018	Secured Debtholders’ Notice
Unsecured Debtholders’ Meeting		10:30 a.m. on June 19, 2018	Unsecured Debtholders’ Notice
Shareholders’ Meeting		11:00 a.m. on June 19, 2018	Shareholders’ Notice

SOLICITATION OF PROXIES
Management and the Board of Directors are soliciting proxies for use at the Meetings. Proxies will be solicited by mail and may also be solicited personally or by telephone, e-mail or other electronic means by the Proxy and Information Agent, and by the directors, officers and/or employees of Concordia. Directors and officers of Concordia involved in the solicitation of proxies will not be specifically remunerated therefor.
Concordia has designated the individuals named on the enclosed form of proxy, Shareholder voting instruction form, Secured Debtholder Ballot-Proxy and Unsecured Debtholder Ballot-Proxy as persons whom Voting Parties may appoint as their proxyholders. If a Voting Party wishes to appoint an individual not named on the enclosed form of proxy to represent such Voting Party at a Meeting that the Voting Party is entitled to attend, such Voting Party may do so by crossing out the names on the enclosed form of proxy or ballot-proxy and inserting the name of that other individual in the blank space provided on the enclosed form of proxy or ballot-proxy. A proxyholder need not be a Voting Party. If the Voting Party is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney.
Concordia has retained Kingsdale Advisors as the Proxy and Information Agent to solicit proxies from Voting Parties and provide other related services in connection with the implementation of the Recapitalization Transaction and has agreed to pay a fee of CDN$117,500 for proxy solicitation services plus certain additional fees for other services provided. A Voting Party with any questions with regard to the procedures for voting or making elections, or completing a proxy form, a voting instruction form, ballot-proxy or other form provided in connection with the Meetings or Arrangement should contact the Proxy and Information Agent, toll-free in North America at 1-866-581-0506 or collect call outside North America at 416-867-2272, or by email at corpaction@kingsdaleadvisors.com.
Concordia has requested Intermediaries who hold Common Shares or Notes in their names to furnish this Information Circular and accompanying materials to the beneficial holders of the Common Shares and Notes and to request authority to deliver a proxy or ballot-proxy. Concordia has requested that Broadridge furnish this Information Circular and accompanying materials to the Secured Term Loan Lenders and Unsecured Equity Bridge Loan Lenders, and to request authority to deliver a ballot-proxy. The Corporation will reimburse the Intermediaries and Broadridge, as applicable, for the reasonable costs incurred in obtaining authorization to execute forms of proxy from their principals or beneficial owners.

APPOINTMENT OF PROXIES
The persons named in the enclosed form of proxy, Shareholder voting instruction form, Secured Debtholder Ballot-Proxy and Unsecured Debtholder Ballot-Proxy are directors and/or officers of the Corporation. Each Shareholder and Debtholder has the right to appoint a person, other than the persons designated by management in the forms of proxy, to represent such party at the applicable Meetings. A Shareholder or Debtholder giving a proxy can strike out the names of the management designees printed in the accompanying form of proxy or ballot-proxy and insert the name of another designated person in the space provided, or the Shareholder or Debtholder may complete another form of proxy appointment. A proxy designee need not be a Shareholder or Debtholder of the Corporation.
SECURED DEBTHOLDER PROXIES
All Secured Debtholders are requested to vote in accordance with the instructions provided on the Secured Debtholder Ballot-Proxy using the applicable method, as set forth therein and described below. In order to cast a vote at the Secured Debtholders’ Meeting:

(a)
beneficial holders of the Secured Notes must submit to their respective Intermediaries at or prior to the Voting Deadline, or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Secured Debtholder Ballot-Proxy (or such other documentation as the Intermediary may customarily request for purposes of obtaining voting instructions) (following which Intermediaries will complete and submit to the Proxy and Information Agent a master proxy on your behalf);

(b)
Secured Term Loan Lenders must submit to Broadridge, at or prior to the Voting Deadline, or such earlier deadline as Broadridge may advise, their duly completed Secured Debtholder Ballot-Proxy (or provide such other documentation or take such other action as Broadridge may customarily request for purposes of obtaining voting instructions); and

(c)
the Secured Swap Lender must submit to the Proxy and Information Agent, at or prior to the Voting Deadline, or such earlier deadline as the Proxy and Information Agent may advise, its duly completed Secured Debtholder Ballot-Proxy, in each case in accordance with the instructions set forth in the Secured Debtholder Ballot-Proxy and any instructions provided by your Intermediary, the Proxy and Information Agent or Broadridge, as applicable.
UNSECURED DEBTHOLDER PROXIES
All Unsecured Debtholders are requested to vote in accordance with the instructions provided on the Unsecured Debtholder Ballot-Proxy using the applicable method, as set forth therein and described below. In order to cast a vote at the Unsecured Debtholders’ Meeting:

(a)
beneficial holders of the Unsecured Notes must submit to their respective Intermediaries at or prior to the Voting Deadline or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Unsecured Debtholder Ballot-Proxy (or such other documentation as the Intermediary may customarily request for purposes of obtaining voting instructions) (following which Intermediaries will complete and submit to the Proxy and Information Agent a master proxy on your behalf);

(b)
Unsecured Equity Bridge Loan Lenders must submit to Broadridge, at or prior to the Voting Deadline, or such earlier deadline as Broadridge may advise, their duly completed Unsecured Debtholder Ballot-Proxy (or provide such other documentation or take such other action as Broadridge may customarily request for purposes of obtaining voting instructions); and

(c)
the Subordinated Promissory Noteholder must submit to the Proxy and Information Agent, at or prior to the Voting Deadline, or such earlier deadline as the Proxy and Information Agent may advise, its duly completed Unsecured Debtholder Ballot-Proxy, in each case in accordance with the instructions set forth in the Unsecured Debtholder Ballot-Proxy and any instructions provided by your Intermediary, the Proxy and Information Agent or Broadridge, as applicable.
SHAREHOLDER PROXIES
All Shareholders are requested to vote in accordance with the instructions provided on the appropriate proxy or Shareholder voting instruction form, using one of the available methods. In order to be effective, proxies or voting instruction forms must be received by the applicable Transfer Agent, prior to 5:00 p.m. (Toronto time) on June 15, 2018.
Registered holders of Common Shares can submit their proxy either by mail, facsimile or on-line transmission, as detailed in the form of proxy. If you receive more than one proxy form because you own Common Shares registered in different names or addresses, then each proxy form should be completed and returned. The deadline for the deposit of proxies may be waived by the chairman of the Shareholders’ Meeting at his sole discretion without notice.
ENTITLEMENT TO VOTE AND ATTEND
Subject to any further order of the Court, pursuant to the Interim Order, those persons who are Secured Debtholders on the Record Date are entitled to attend and vote at the Secured Debtholders’ Meeting; provided that beneficial Secured Noteholders shall be deemed to transfer their rights to vote on the Secured Debtholders’ Arrangement Resolution associated with their Secured Notes upon the transfer of their beneficial ownership of such Secured Notes to any transferee of such Secured Notes on or prior to the Voting Deadline, or such earlier date as the applicable Intermediary may advise. Secured Debtholders entitled to vote at the Secured Debtholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Secured Debt owed to such registered Secured Debtholder as of the Record Date (for voting purposes, any Secured Debt denominated in GBP shall be converted into U.S. Dollars based on the U.S. Federal Reserve daily U.S. Dollar to GBP exchange rate in effect on the Record Date) in respect of the Secured Debtholders’ Arrangement Resolution and any other matters to be considered at the Secured Debtholders’ Meeting.
Subject to any further order of the Court, pursuant to the Interim Order, those persons who are Unsecured Debtholders on the Record Date are entitled to attend and vote at the Unsecured Debtholders’ Meeting; provided that beneficial Unsecured Noteholders shall be deemed to transfer their rights to vote on the Unsecured Debtholders’ Arrangement Resolution associated with their Unsecured Notes upon the transfer of their beneficial ownership of such Unsecured Notes to any transferee of such Unsecured Notes on or prior to the Voting Deadline, or such earlier date as its Intermediary may advise. Unsecured Debtholders entitled to vote at the Unsecured Debtholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Unsecured Debt owed to such registered Unsecured Debtholder as of the Record Date in respect of the Unsecured Debtholders’ Arrangement Resolution and any other matters to be considered at the Unsecured Debtholders’ Meeting; provided that Concordia may, prior to the Effective Time, elect to exclude the Subordinated Promissory Note from the Unsecured Debt and address the Subordinated Promissory Note in a manner acceptable to Concordia and the Majority Private Placement Parties. Accordingly, the Subordinated Promissory Noteholder may not have a vote on the Unsecured Debtholders’ Arrangement Resolution.
Registered Shareholders as of the Record Date are entitled to attend and vote at the Shareholders’ Meeting. Shareholders will be entitled to one vote for each Common Share held as at the Record Date.
REVOCATION OF PROXIES
Subject to the Support Agreement, Debtholders shall be entitled to revoke their proxies and a revocation of the vote will be deemed to be made upon: (i) in respect of a change in vote by the Debtholder, providing new instructions to such beneficial Debtholder’s Intermediary, Broadridge or the Proxy and Information Agent, as applicable, at any time up to the Voting Deadline, which the Intermediary or Broadridge, as applicable, must then deliver to the Proxy and Information Agent prior to the Voting Deadline (or as soon as reasonably practicable thereafter); (ii) in respect of a withdrawal of a vote (meaning a switch to no vote made and no action taken) by a beneficial Debtholder, a written statement from such Debtholder indicating that it wishes to have its voting instructions revoked, which written statement must be included in the master proxy submitted by the applicable Intermediary pursuant to the Interim Order and received by the Proxy and Information Agent at any time up to the Voting Deadline and which withdrawal shall be forwarded to the Applicants upon receipt; and (iii) in any other manner permitted by the Applicants, each acting reasonably.
Any Registered Shareholder shall be entitled to revoke their proxies: (i) in accordance with subsections 110(4) and (4.1) of the OBCA; or (ii) in any other manner permitted by law.
VOTING OF PROXIES
The Common Shares and Debt represented by any valid proxy, Shareholder voting instruction form, Secured Debtholder Ballot-Proxy or Unsecured Debtholder Ballot-Proxy, as applicable, will be voted for, against or withheld from voting, as the case may be, in accordance with the specific instructions made by the Shareholder or Debtholder on any ballot that may be called for with respect to the applicable resolutions. In the absence of any such specific instructions, such Common Shares and Debt will be voted by the designated persons named by Management in the accompanying form of proxy:

1.	FOR the approval of the Continuance Resolution;

2.	FOR the approval of the Shareholders’ Arrangement Resolution;

3.	FOR the approval of the Shareholders’ TSX MIP Resolution;

4.	FOR the approval of the Registered Office Resolution;

5.	FOR the election of the Directors named in this Information Circular;

6.	FOR the reappointment of PwC as auditor of the Corporation and the authorization of the Directors to fix such auditor’s remuneration;

7.	FOR the approval of the Secured Debtholders’ Arrangement Resolution; and

8.	FOR the approval of the Unsecured Debtholders’ Arrangement Resolution.
The accompanying forms of proxy and ballot-proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in each of the Notices of Meetings and with respect to such other business or matters which may properly come before the Meetings or the reconvening of any adjournment(s) or postponement(s) thereof. As of the date of this Information Circular, the Corporation is not aware of any such amendments or variations or any other matters to be addressed at any of the Meetings.
NON-REGISTERED HOLDERS
Non-Registered Holders’ Common Shares and Notes are registered either:

(a)
in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Common Shares or Notes, as applicable (Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(b)	in the name of a depository such as DTC or CDS.
In accordance with Canadian Securities Laws and the Interim Order, Concordia has caused to be distributed copies of the Secured Debtholder Meeting Package, the Unsecured Debtholder Meeting Package and the Shareholder Meeting Package to DTC, CDS and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward these packages to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.
These securityholder materials are being sent to both registered holders of Secured Debt, Unsecured Debt and Common Shares, as well as Non-Registered Holders. If you are a Non-Registered Holder and Concordia or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.
Intermediaries will typically use a service company to forward the Secured Debtholder Meeting Package, the Unsecured Debtholder Meeting Package and the Shareholder Meeting Package. The majority of Intermediaries now delegate responsibility for obtaining shareholder instructions from clients to Broadridge. Broadridge typically mails a voting instruction form in lieu of the form of proxy. Non-Registered Holders are requested to vote in accordance with the instructions set forth in the voting instruction form. Broadridge will provide aggregate Shareholder voting instructions to the applicable Transfer Agent, which will tabulate the results for the Shareholders’ Meeting and provide appropriate instructions respecting the voting of Common Shares to be represented at the Shareholders’ Meeting or the reconvening of any adjournment(s) or postponement(s) thereof. Broadridge will provide aggregate voting instructions for applicable Debtholders to the Proxy and Information Agent, which will tabulate the results for the Secured Debtholders’ Meeting and the Unsecured Debtholders’ Meeting and provide appropriate instructions respecting the voting of Debt to be represented at such Meetings or the reconvening of any adjournment(s) or postponement(s) thereof. Intermediaries will provide aggregate Noteholder voting instructions to the Proxy and Information Agent through the submission of master proxies, which will tabulate the results for the applicable Meeting and provide appropriate instructions respecting the voting of Notes to be represented at the applicable Meetings or the reconvening of any adjournment(s) or postponement(s) thereof.
Applicable securities regulatory policy requires Intermediaries, on receipt of materials that seek voting instructions from Non-Registered Holders indirectly, to seek voting instructions from Non-Registered Holders in advance of meetings of securityholders on Form 54-101F7 – Request for Voting Instructions Made by Intermediary (“Form 54-101F7”). Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares or Notes, as applicable, are voted at the applicable Meeting or the reconvening of or any adjournment(s) or postponement(s) thereof. Often, the form of proxy supplied to a Non-Registered Holder by its broker is identical to the form of proxy provided to Registered Shareholders and registered Noteholders; however, its purpose is limited to instructing the Registered Shareholder or registered Noteholder how to vote on behalf of the Non-Registered Holder.
Concurrent with the distribution of the Secured Debtholder Meeting Package and the Unsecured Debtholder Meeting Package, DTC has caused to be delivered to its participant Intermediaries instructions related to aggregation of: (i) Secured Debtholder Ballot-Proxies; and (ii) Unsecured Debtholder Ballot-Proxies. Additionally, DTC, in accordance with its customary procedures, established: (i) a voluntary corporate action pursuant to the Automated Tender Offer Program or any similar program, which provides Non-Registered Holders of Secured Notes with the opportunity to elect to receive Secured Debtholder Early Consent Cash Consideration, subject to the terms of the Plan; and (ii) a voluntary corporate action pursuant to the Automated Tender Offer Program or any similar program, which provides Non-Registered Holders of Unsecured Notes with the opportunity to elect to receive Unsecured Debtholder Early Consent Shares, subject to the terms of the Plan. An election in the Automated Tender Offer Program or any similar program will not constitute a vote to be counted by the Proxy and Information Agent.
As described in further detail under the heading “Description of the Recapitalization Transaction – Procedures”, in order for a Debtholder to be eligible to receive the Secured Debtholder Early Consent Cash Consideration or Unsecured Debtholder Early Consent Shares, as applicable, a Debtholder must: (i) submit an instruction to vote its Debt in favour of the Secured Debtholders’ Arrangement Resolution or Unsecured Debtholders’ Arrangement Resolution, as applicable, prior to the applicable deadline; and (ii) not have withdrawn or changed such instructions prior to the Effective Date. A beneficial Noteholder that wishes to receive its applicable Early Consent Consideration must provide its voting instructions to its Intermediary in accordance with the instructions provided by such beneficial Noteholder’s Intermediary (or its agent) and must also instruct its Intermediary to make the appropriate early consent election prior to the Early Consent Date. NOTES IN RESPECT OF WHICH SUCH AN ELECTION HAS BEEN MADE THROUGH THE AUTOMATED TENDER OFFER PROGRAM OR SIMILAR PROGRAM WILL NO LONGER BE TRANSFERABLE BY THE NOTEHOLDER MAKING SUCH AN ELECTION UNLESS THE ELECTION IS WITHDRAWN.
Non-Registered Holders who wish to vote in person at a Meeting (an “In-Person Holder”) should be appointed as their own representatives for such Meeting in accordance with the directions of their Intermediaries and Form 54-101F7. In-Person Holders can also write the name of someone else whom they wish to vote on their behalf at the applicable Meeting. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to vote on all matters that are presented at such Meeting, even if those matters are not set out in Form 54-101F7 or this Information Circular. By choosing to vote at a Meeting in person or appointing a proxyholder to attend in its place, an In-Person Holder’s voting instructions will not be executed or tabulated until the applicable Meeting. Accordingly, such In-Person Holder’s voting instructions will not have been properly delivered prior to the applicable deadline and such In-Person Holder will NOT be eligible to receive Early Consent Consideration. If, your intention is to support the Secured Debtholders’ Arrangement Resolution or the Unsecured Debtholders’ Arrangement Resolution, as applicable, and qualify for receipt of Early Consent Consideration, please provide your voting instructions well ahead of the applicable deadline.
Non-registered Debtholders who wish to appoint themselves or another person to attend the applicable Meeting on their behalf should complete the Secured Debtholder Ballot-Proxy or Unsecured Debtholder Ballot-Proxy, as applicable, and follow the return instructions included therein to ensure receipt by Kingsdale Advisors, the Proxy and Information Agent, prior to the applicable deadline. Debtholders who require assistance should contact the Proxy and Information Agent toll-free in North America at 1-866-581-0506 or collect call outside North America at 416-867-2272, or by email at corpaction@kingsdaleadvisors.com to request the necessary documentation required.
QUORUM AND VOTING REQUIREMENTS
Secured Debtholders’ Meeting
As at March 31, 2018 and using a GBP/USD Exchange Rate in effect on March 31, 2018 of 1.4037, the aggregate principal amounts of Secured Debt outstanding are as follows:

Secured Debt	Outstanding Principal Amount
Secured Notes	$350.0 million
USD Secured Term Loan	$1,054.6 million
GBP Secured Term Loan	£479.4 million
Secured Swap Confirmations	$114.4 million
Total Outstanding Principal Amount	$2,191.9 million

Subject to any further order of the Court, pursuant to the Interim Order, those persons who are Secured Debtholders on the Record Date are entitled to attend and vote at the Secured Debtholders’ Meeting; provided that beneficial Secured Noteholders shall be deemed to transfer their rights to vote on the Secured Debtholders’ Arrangement Resolution associated with their Secured Notes upon the transfer of beneficial ownership of such Secured Notes to any transferee of such Secured Notes on or prior to the Voting Deadline, or such earlier date as the applicable Intermediary may advise. Secured Debtholders entitled to vote at the Secured Debtholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Secured Debt owed to such registered Secured Debtholder as of the Record Date (for voting purposes, any Secured Debt denominated in GBP shall be converted into U.S. Dollars based on the U.S. Federal Reserve daily U.S. Dollar to GBP exchange rate in effect on the Record Date) in respect of the Secured Debtholders’ Arrangement Resolution and any other matters to be considered at the Secured Debtholders’ Meeting.
Subject to any further order of the Court, pursuant to the Interim Order, a quorum at the Secured Debtholders’ Meeting shall be two or more Secured Debtholders entitled to vote at the Secured Debtholders’ Meeting and present in person or represented by proxies.
Subject to any further order of the Court, the Secured Debtholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Secured Debtholders present in person or represented by proxy, voting together as a single class at the Secured Debtholders’ Meeting and entitled to vote on the Secured Debtholders’ Arrangement Resolution.

Unsecured Debtholders’ Meeting
As at March 31, 2018 the aggregate principal amounts of Unsecured Debt outstanding are as follows:

Unsecured Debt	Outstanding Principal Amount
7.00% Unsecured Notes	$735.0 million
9.50% Unsecured Notes	$790.0 million
Unsecured Equity Bridge Loan	$100.8 million
Subordinated Promissory Note	$7.0 million
Total Outstanding Principal Amount	$1,632.8 million
Subject to any further order of the Court, pursuant to the Interim Order, those persons who are Unsecured Debtholders on the Record Date are entitled to attend and vote at the Unsecured Debtholders’ Meeting; provided that beneficial Unsecured Noteholders shall be deemed to transfer their rights to vote on the Unsecured Debtholders’ Arrangement Resolution associated with their Unsecured Notes upon the transfer of beneficial ownership of such Unsecured Notes to any transferee of such Unsecured Notes on or prior to the Voting Deadline, or such earlier date as its Intermediary may advise. Unsecured Debtholders entitled to vote at the Unsecured Debtholders’ Meeting will be entitled to one vote for each $1,000 principal amount of Unsecured Debt owed to such registered Unsecured Debtholder as of the Record Date in respect of the Unsecured Debtholders’ Arrangement Resolution and any other matters to be considered at the Unsecured Debtholders’ Meeting.
Subject to any further order of the Court, pursuant to the Interim Order, a quorum at the Unsecured Debtholders’ Meeting shall be two or more Unsecured Debtholders entitled to vote at the Unsecured Debtholders’ Meeting and present in person or represented by proxies.
Subject to any further order of the Court, the Unsecured Debtholders’ Arrangement Resolution must be passed by at least two-thirds (66⅔%) of the votes cast by the Unsecured Debtholders present in person or represented by proxy, voting together as a single class at the Unsecured Debtholders’ Meeting and entitled to vote on the Unsecured Debtholders’ Arrangement Resolution.
Shareholders’ Meeting
Subject to any further order of the Court, pursuant to the Interim Order, a quorum at the Shareholders’ Meeting is two or more holders of Common Shares present in person or represented by proxies.
Subject to any further order of the Court, the vote required to pass the Continuance Resolution and the Shareholders’ Arrangement Resolution is at least two-thirds (66⅔%) of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on each such resolution.
The TSX regulates the issuance of listed securities, such as the issuance of new shares by the Corporation. The TSX will require securityholder approval in a number of instances, including: (i) where an issuance of listed securities will “materially affect control”; (ii) where the issuance of listed securities would exceed 25% of the issued and outstanding securities and the price at which listed securities are to be issued is less than the market price of the listed securities; and (iii) where the price per listed security will be lower than the discount to the market price permitted by the TSX. By voting in favour of the Shareholders’ Arrangement Resolution, Shareholders will also be voting in favour of the issuance of Limited Voting Shares, which (i) will materially affect control of the Corporation by creating a holding or holdings in excess of 20% of the Corporation’s voting securities; (ii) exceeds 25% of the outstanding Common Shares and are to be issued at a price that is less than the market price; and (iii) will be issued at a price per Common Share that is lower than the discount to the market price permitted by the TSX. The policies of the TSX require that the Shareholders’ Arrangement Resolution must be approved by a simple majority of the votes cast by “minority” Shareholders, namely all Shareholders except for any interested Shareholders, represented in person or by proxy and voted at the Shareholders’ Meeting. To the knowledge of the Corporation, the Private Placement Parties do not hold any Common Shares, therefore there are no interested Shareholders whose votes would be excluded.

Furthermore, in accordance with the policies of the TSX, a simple majority of votes cast by Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on the Shareholders’ TSX MIP Resolution must approve such resolution.
The vote required to pass the Registered Office Resolution is at least two-thirds (66⅔%) of the votes cast by the Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on such resolution.
Pursuant to the OBCA, each Director nominee may be elected by a plurality of the votes cast by Shareholders present in person or represented by proxy. However, each nominee is to be elected in accordance with the majority voting policy that the Corporation has adopted. See “Statement of Corporate Governance – Majority Voting for Board Election”.
If a majority of the Common Shares represented at the Shareholders’ Meeting are withheld from voting for the appointment of PwC as the auditors of the Corporation, the Board will appoint another firm of chartered accountants based upon the recommendation of the Audit Committee.
The implementation of the Arrangement is subject to, among other things, the approval of the Arrangement by holders of Secured Debt and Unsecured Debt at separate meetings, other approvals as may be required by the Court and the TSX, any applicable regulatory approvals and the approval of the Court. Pursuant to the Interim Order, Concordia may seek Court approval of the Plan whether or not the Shareholders’ Arrangement Resolution is passed by Shareholders at the Shareholders’ Meeting and whether or not the Shareholders’ Meeting is held.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
As at May 15, 2018 the Corporation’s issued and outstanding voting shares consist of 51,283,800 Common Shares. Holders of Common Shares are entitled to one vote for each Common Share held on all matters to be considered and acted upon at the Shareholders’ Meeting or any adjournments or postponements thereof.
The Record Date is May 9, 2018. The Corporation will prepare a list of Shareholders of record at such time. Holders of Common Shares of the Corporation named on that list will be entitled to vote the Common Shares then registered in their name at the Shareholders’ Meeting.
To the knowledge of the directors and executive officers of the Corporation, the only person or company that beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of issued and outstanding voting securities of the Corporation as at May 15, 2018 is Cinven Capital Management (V) General Partner Limited (“Cinven”) and limited partnerships and other entities controlled by or acting jointly with Cinven (collectively, the “Cinven Parties”). Based on information available through the System for Electronic Disclosure by Insiders (“SEDI”), to the knowledge of the Corporation, as at May 1, 2018, Cinven beneficially owns, or controls or directs, directly or indirectly, 7,233,338 Common Shares representing approximately 14.1% of the issued and outstanding voting securities of the Corporation.
In connection with the AMCo Acquisition, the Cinven Parties received, as part of the purchase price for AMCo, 7,233,338 Common Shares representing approximately 14.23% of the outstanding Common Shares at the closing of the AMCo Acquisition (approximately 14.1% as at May 15, 2018). As a result, the Cinven Parties agreed to enter into a governance agreement with the Corporation on October 21, 2015 (the “Cinven Agreement”). The Cinven Agreement will terminate on the earlier of (i) the date upon which the Cinven Parties and their controlled affiliates no longer beneficially own at least 1% of the then outstanding Common Shares, and (ii) the date upon which any person completes any business combination or reorganization transaction where the Shareholders immediately prior to the completion of such transaction hold less than 50% of the equity securities in the capital of the entity resulting upon the completion of such transaction. Pursuant to the terms and provisions of the Cinven Agreement, the Cinven Parties have agreed to certain lock-up, standstill and transfer restrictions. The Cinven Parties are also able to appoint one nominee to stand for election to the Board. It is anticipated that the Cinven Agreement will be terminated as a result of the Recapitalization Transaction. See “Concordia after the Recapitalization Transaction – Principal Shareholders”.
In connection with the AMCo Acquisition, the Cinven Parties entered into a registration rights agreement with the Corporation on October 21, 2015 (the “Registration Rights Agreement”). Pursuant to the terms and provisions of the Registration Rights Agreement, the Corporation agreed to provide the Cinven Parties with a number of rights in respect of the Common Shares acquired by Cinven in connection with the AMCo Acquisition, including certain piggy-back rights, shelf registration rights and demand registration rights.
See “Concordia After the Recapitalization Transaction – Principal Shareholders”.
INTEREST OF MANAGEMENT AND OTHERS
Other than as disclosed elsewhere in this Information Circular, Management is not aware of any material interest, direct or indirect, of any director or officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation’s voting securities, or any associate or affiliate of such person in any transaction within the last financial year or in any proposed transaction or in connection with the Recapitalization Transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.
QUESTIONS AND OTHER ASSISTANCE
If you are a Shareholder or Debtholder and you have any questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please contact our Proxy and Information Agent, Kingsdale Advisors, using the contact details listed on the back page of this Information Circular.
BUSINESS OF THE SPECIAL MEETING OF SHAREHOLDERS
Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Continuance Resolution, the Shareholders’ Arrangement Resolution, the Shareholders’ TSX MIP Resolution and the Registered Office Resolution.
Prior to the hearing for the Final Order, it is anticipated that Concordia will continue into the federal jurisdiction of Canada under the CBCA. Thereafter, the Recapitalization Transaction will be effected pursuant to the steps contained in the Plan. See “Description of the Recapitalization Transaction – Plan”.
Concordia reserves the right, in its sole discretion, to withdraw the Continuance Resolution, the Shareholders’ Arrangement Resolution and/or the Shareholders’ TSX MIP Resolution from being put before the Shareholders’ Meeting. Pursuant to the Interim Order, Concordia may seek Court approval of the Plan whether or not the Shareholders’ Arrangement Resolution is passed by Shareholders at the Shareholders’ Meeting and whether or not the Shareholders’ Meeting is held.
DESCRIPTION OF THE RECAPITALIZATION TRANSACTION
Continuance of Concordia from Ontario to Canada
Subject to Shareholder approval, prior to the hearing for the Final Order, it is anticipated that Concordia will continue from the jurisdiction of Ontario into the jurisdiction of Canada and be registered as a CBCA corporation. The Board believes that it is in the best interests of Concordia to continue into a CBCA corporation to effect the Plan pursuant to the CBCA.
At the Shareholders’ Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Continuance Resolution authorizing the Continuance, the full text of which is set out in Appendix C. In order to become effective, the Continuance must be approved by at least two-thirds (66⅔%) of all votes cast with respect to the Continuance Resolution by Shareholders, present in person or by proxy at the Shareholders’ Meeting.
The Recapitalization Transaction may be completed without the Continuance occurring. See “Concordia Newco” and “Support Agreement – Alternative Implementation Process”.

The Continuance
The rights of Shareholders are currently governed, as to matters of corporate law, by the OBCA. Under the OBCA, a corporation may, if authorized by special resolution of its shareholders and the director appointed under the OBCA (the “OBCA Director”), apply under the CBCA for a certificate of continuance provided the corporation satisfies the OBCA Director that its proposed continuance in another jurisdiction will not adversely affect its creditors or shareholders. Accordingly, upon the issuance of a certificate of continuance in respect of the Corporation, the OBCA will cease to apply to the Corporation and the rights of Shareholders, as to matters of corporate law, will be governed by the CBCA.
The Board believes that the Continuance is in the best interests of the Corporation.
The proposed articles of continuance (the “Articles of Continuance”) of the Corporation are set out in Appendix D to this Information Circular. Upon the Continuance becoming effective, the Corporation’s authorized and issued share capital, as well as the terms and conditions attached thereto, will remain unaltered. The Board may determine not to proceed with the Continuance at any time before or after the holding of the Shareholders’ Meeting but prior to the issuance of a Certificate of Continuance, without further action on the part of Shareholders.
As a result of the Continuance it will be necessary for Concordia to adopt by-laws to govern the administration of the Corporation. The Continuance Resolution provides that the Corporation is authorized to approve and adopt the by-laws of the Corporation existing prior to the Continuance, with such technical amendments, deletions or alterations as may be considered necessary or advisable by any officer of the Corporation in order to ensure compliance and consistency with the provisions of the CBCA and any requirements of the CBCA Director.
As of the Effective Date, Concordia’s legal domicile will be Canada (CBCA), and Concordia will no longer be subject to the provisions of the OBCA.
By operation of law under the CBCA, as of the Effective Date, all of the assets, property, rights, liabilities and obligations of Concordia immediately prior to the Continuance will continue to be the assets, property, rights, liabilities and obligations of Concordia after the Continuance.
Comparison of Shareholder Rights under the OBCA and the CBCA
While it is not practical to summarize all aspects of the rights of shareholders as governed by the OBCA or the CBCA in this Information Circular, certain differences which the Corporation considers capable of affecting the rights of Shareholders are summarized in Appendix E to this Information Circular. The Corporation is of the view that the CBCA will provide Shareholders with substantively the same rights as are available to Shareholders under the OBCA, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions. The summary provided in this Information Circular is not an exhaustive review of the two statutes, and reference should be made to the full text of both statutes for particulars of the differences. Shareholders should consult their professional advisors with respect to the detailed provisions of the CBCA and their rights under it.
General Effects of Continuance
The Continuance does not create a new legal entity, nor will it prejudice or affect the continuity of the Corporation. The Continuance will not result in any change in the business of the Corporation. Under the CBCA, upon Continuance, the Corporation will continue to: (i) possess all the Corporation’s property, rights, privileges and franchises; (ii) be subject to all the liabilities, including civil, criminal or quasi-criminal and all contracts, disabilities and debts of the Corporation; (iii) be subject to the enforcement by or against the Corporation of a conviction, or ruling, order or judgment in favour of or against the Corporation; and (iv) be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against the Corporation. Furthermore, any Common Shares issued before the Continuance are deemed to have been issued in compliance with the CBCA and with the Articles of Continuance.
Dissent Rights
The following description of the dissent rights of the Shareholders (the “Dissent Rights”) is not a comprehensive statement of the procedures to be followed by a Registered Shareholder who dissents in respect of the Continuance

Resolution (a “Dissenting Shareholder”) and is qualified in its entirety by reference to the full text of Section 185 of the OBCA, which is attached to this Information Circular as Appendix F. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Section 185 of the OBCA. Failure to comply strictly with the provisions of Section 185 of the OBCA, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.
Any Registered Shareholder is entitled to be paid the fair value of such shares in accordance with Section 185 of the OBCA if the Shareholder dissents to the Continuance Resolution and complies strictly with the requirements of Section 185 of the OBCA, if such Continuance becomes effective. Only Registered Shareholders may dissent. Persons who are beneficial owners of Common Shares registered in the name of an Intermediary who wish to dissent should be aware that only the registered owner is entitled to dissent. A registered holder, such as a broker, who holds Common Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to the Common Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Common Shares covered by it.
A Shareholder is not entitled to dissent with respect to his, her or its Common Shares if he, she or it votes any of such shares in favour of any resolutions authorizing the Continuance.
A Dissenting Shareholder is required to send a written objection to the resolution to the Corporation at or prior to the Shareholders’ Meeting. A vote against the Continuance Resolution or an abstention does not constitute a written objection. Within 10 days after the Continuance Resolution is adopted by the Shareholders, the Corporation must notify the Dissenting Shareholder who is then required, within 20 days after receipt of such notice (or if he, she or it does not receive such notice, within 20 days after he, she or it learns of the adoption of the Continuance Resolution), to send to the Corporation a written notice containing his, her or its name and address, the number of Common Shares in respect of which he, she or it dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send to the Corporation the appropriate share certificate or certificates.
The Corporation shall, not later than seven days after the later of the day on which the actions approved by the Continuance Resolution become effective, or the day the Corporation receives the aforementioned demand for payment of fair value, make a written offer to pay such amount and shall pay for the Dissenting Shareholder’s Common Shares an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined, to the Dissenting Shareholder within 10 days following the date such offer is made, unless such offer is not accepted within 30 days of such date. Where the Corporation fails to make an offer or the Dissenting Shareholder fails to accept an offer, the Corporation may, within 50 days after the actions approved by the resolution are effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.
There is no obligation on the Corporation to apply to the court. If an application is made by either party, the Dissenting Shareholder will be entitled to be paid the amount fixed by the court which may be greater or less than the value of the Common Shares which the Dissenting Shareholder would have otherwise received under the Corporation’s written offer.
Shareholders who may wish to dissent should seek legal advice, as failure to comply with the strict requirements set out in Section 185 of the OBCA may result in the loss or unavailability of any right to dissent. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time consuming and expensive process. Persons who are beneficial owners of Common Shares registered in the name of an Intermediary who wish to dissent should contact the Registered Shareholder for assistance with exercising the Dissent Rights.
Address for Dissent Notices
All notices to the Corporation pursuant to Section 185 of the OBCA should be addressed to Francesco Tallarico, Chief Legal Officer & Secretary at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9 and, if applicable, after July 1, 2018 to 5770 Hurontario Street, Suite 310, Mississauga, Ontario L5R 3G5. The Board may elect not to proceed with the Continuance if any notices of dissent are received.

Plan
The Recapitalization Transaction contemplates a series of steps leading to a realignment of Concordia’s capital structure. These steps include, among other things: (i) all Affected Equity shall be cancelled and extinguished for no consideration; (ii) the Share Consolidation; (iii) the Corporation will raise $586.5 million of new capital by way of the Private Placement, which will be used towards payment of the Secured Debt Repayment Amount, the Additional Cash Amount (if any) and the Secured Debtholder Early Consent Cash Consideration to be paid as part of the consideration for the exchange of the Secured Debt; (iv); the Corporation’s Secured Debt in the aggregate principal amount of approximately $2.2 billion, plus accrued and unpaid interest, will be exchanged for cash in an amount equal to any outstanding accrued and unpaid interest up to the Effective Date in respect of the Secured Debt (excluding any compound interest and based on the contractual non-default interest rates under the relevant Debt Documents and the outstanding principal amount of the applicable Obligations, not reduced by any unamortized original issue discount), unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates) or amortization, as applicable, under the Secured Debt, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of the CBCA Proceedings in respect of the Secured Debt, the Secured Debt Repayment Amount, any Additional Cash Amount, the New Senior Secured Debt and the Secured Debtholder Early Consent Cash Consideration; and (v) the Corporation’s Unsecured Debt in the aggregate principal amount of approximately $1.6 billion, plus accrued and unpaid interest, will be exchanged for new Limited Voting Shares representing 7.97% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction, the Reallocated Unsecured Shares and the Unsecured Debtholder Early Consent Shares (subject to the MIP Dilution).
Affected Equity
Under the Plan, other than the existing Common Shares and the Existing Equity Class Action Claims, all other equity interests in Concordia, including, without limitation, all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor, shall be terminated and cancelled, and shall be deemed to be terminated and cancelled without the need for any repayment of capital thereof or any other liability, payment or compensation therefor and, for greater certainty, no holder of Affected Equity shall be entitled to receive any interest, dividends, premium or other payment in connection therewith. See “Description of the Recapitalization Transaction – Plan – Releases and Waivers”.
Share Consolidation
The Plan provides for the Share Consolidation, pursuant to which the issued and outstanding Common Shares will be consolidated on the basis of one Common Share for every 300 Common Shares outstanding immediately prior to the Effective Date. Based on 51,283,800 Common Shares issued and outstanding on May 15, 2018, the Share Consolidation will reduce the number of issued and outstanding Common Shares to approximately 170,946 Common Shares (prior to the issuance of the Limited Voting Shares contemplated in the Recapitalization Transaction). No fractional Common Shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Common Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number of Common Shares. No compensation will be issued to Shareholders as a result of rounding down. No cash shall be paid for fractional shares. Any holders of 299 or fewer Common Shares prior to the date of the Share Consolidation will not receive any Common Shares as a result of the Share Consolidation. The Common Shares will be redesignated as Limited Voting Shares pursuant to the Articles Amendments.
Secured Debtholders, Unsecured Debtholders and Shareholders are being asked to approve the Arrangement, which includes the Share Consolidation, at the various Meetings.
The Share Consolidation will (by itself) cause no change in the stated capital attributable to the Common Shares and will not materially affect the percentage ownership in Concordia by the Shareholders, subject to dilution based on the Limited Voting Shares to be issued in connection with the Recapitalization Transaction, even though such ownership would be represented by a lesser number of Common Shares on a post-consolidation basis.
No assurances can be given as to the effect of the Share Consolidation on the market price of the Common Shares. Specifically, no assurance can be given that if the Recapitalization Transaction is effected, the market price of the Common Shares will increase by the same multiple as the Share Consolidation ratio or result in a permanent increase in the market price, which possible results are dependent on various factors, many of which are beyond the control of Concordia.
Registered Shareholders will be required to complete, execute and return a Letter of Transmittal to the Consolidation Agent to receive their Limited Voting Shares following the Share Consolidation. The Letter of Transmittal must be accompanied by the certificate(s) representing your Common Shares and all other required documents. Following the Effective Date, the Consolidation Agent will issue and deliver Limited Voting Shares in accordance with your instructions in the Letter of Transmittal. A copy of the Letter of Transmittal is enclosed with a copy of this Information Circular or may be obtained upon request from the Consolidation Agent. See “Description of the Recapitalization Transaction – Procedures”.
Non-Registered Holders of Common Shares do not have to take any action to receive their Limited Voting Shares.
Private Placement
$586.5 million will be raised by Concordia by way of the Private Placement from certain Initial Consenting Debtholders that entered into the Subscription Agreement concurrently with the execution of the Support Agreement as of May 1, 2018 with Concordia in consideration for new Limited Voting Shares representing, in the aggregate, 87.69% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (subject to the MIP Dilution). The terms of the Subscription Agreement, including the corresponding funding timelines and consideration payable to the participants in the Private Placement, along with other material terms, are summarized below under “Subscription Agreement”.
Treatment of Secured Debtholders
Pursuant to the Plan, the Corporation’s Secured Debt in the aggregate principal amount of approximately $2.2 billion, plus accrued and unpaid interest, will be exchanged for: (i) cash in an amount equal to any outstanding accrued and unpaid interest up to the Effective Date in respect of the Secured Debt (excluding any compound interest and based on the contractual non-default interest rates under the relevant Debt Documents and the outstanding principal amount of the applicable Obligations, not reduced by any unamortized original issue discount), unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates) or amortization, as applicable, under the Secured Debt, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of the CBCA Proceedings; (ii) cash in the amount of $500 million (the “Secured Debt Repayment Amount”); (iii) any Additional Cash Amount; (iv) the New Senior Secured Debt; and (v) in respect of Secured Debt held by Early Consenting Secured Debtholders, Secured Debtholder Early Consent Cash Consideration. References to the principal amount of the Secured Debt or Secured Debtholder Claims herein refer to the principal amount reduced by any unamortized original issue discount (“OID”) and excluding any make-whole premiums, redemption premiums or other similar premiums. The amount of unamortized original issue discount in respect of the Secured Debt shall be calculated on the basis as has been agreed to by Concordia and the Majority Initial Consenting Debtholders. The Secured Debtholder Claims denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date. Concordia has the right to elect, with the consent of the Majority Initial Consenting Secured Debtholders, to pay cash amounts that are to be paid to Secured Debtholders pursuant to the Plan in respect of the Secured Debtholder Claims denominated in GBP in U.S. Dollars and/or GBP.
Subject to the terms of the Interim Order and the Plan, Early Consenting Secured Debtholders (including, for greater certainty, any Early Consenting Secured Term Loan Transferee in respect of Secured Term Loans transferred to it in accordacnce with the Plan) as of the Distribution Record Date that vote in favour of the Plan (i) by the Early Consent Date, or (ii) in the case of an Early Consenting Secured Debtholder that is party to the Support Agreement on or prior to the Early Consent Date (other than in respect of any Secured Notes it does not hold in registered form), by the Voting Deadline, will receive cash in an amount equal to 5% of the principal amount of Secured Debt held by such Early Consenting Secured Debtholder as of the Record Date in each case paid in exchange for its Secured Debtholder Claims in accordance with the Plan, provided that for the purpose of calculating the Secured Debtholder Early Consent Cash Consideration, Secured Debt denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date to the extent such Secured Debtholder Early Consent Cash Consideration is paid in U.S. Dollars (the “Secured Debtholder Early Consent Cash Consideration”).

If the aggregate amount of Secured Debtholder Early Consent Cash Consideration that becomes payable pursuant to the Recapitalization Transaction is less than $100 million, then an amount equal to the difference between $100 million and the amount of Secured Debtholder Early Consent Cash Consideration that becomes payable (the “Additional Cash Amount”) will be paid to each Secured Debtholder based on its Secured Debtholder Pro Rata Share as consideration in exchange for their Secured Debt.
Each Secured Debtholder will receive its New Senior Secured Debt in the form of New Senior Secured Term Loans and/or New Senior Secured Notes, as described below, in an aggregate principal amount equal to its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans.
The final principal amount of New Senior Secured Debt to be issued pursuant to the Recapitalization Transaction shall be in such amount that results in the aggregate consideration payable to Secured Debtholders pursuant to the Recapitalization Transaction (including the Secured Debt Repayment Amount and the Secured Debtholder Early Consent Cash Consideration but not including any Additional Cash Amount or the payment of accrued and unpaid interest) being equal to: (i) 93.3835% of the principal amount of Secured Debt owing to such Secured Debtholders if such Secured Debtholders are Early Consenting Secured Debtholders, and (ii) 88.3835% of the principal amount of Secured Debt owing to such Secured Debtholders if such Secured Debtholders are not Early Consenting Secured Debtholders. The Corporation expects the aggregate principal amount of the New Senior Secured Debt to be approximately $1.4 billion.
Each Secured Debtholder as of the Record Date will receive its portion of the New Senior Secured Debt in the form of either New Senior Secured Term Loans or New Senior Secured Notes as follows:

(a)	in respect of the Secured Debt held by such Secured Debtholder under the Secured Notes Indenture, its New Senior Secured Debt in the form of the New Senior Secured Notes; and

(b)
in respect of the Secured Debt held by such Secured Debtholder under the Secured Term Loan Agreement and/or the Secured Swap Instruments, its New Senior Secured Debt in the form of the New Senior Secured Term Loan, provided that each Secured Term Loan Lender as of the Record Date shall be entitled to elect (a “New Senior Secured Notes Election”) to receive all or a portion of its New Senior Secured Debt in respect of its Secured Term Loans in the form of New Senior Secured Notes by submitting a Secured Term Loan Lender Election Form to the Proxy and Information Agent in accordance with the instructions contained therein prior to the New Senior Secured Notes Election Deadline (or such earlier deadline as the Proxy and Information Agent may advise).
In the event that New Senior Secured Notes Elections are made such that the amount of New Senior Secured Notes elected for by Secured Term Loan Lenders (each such Secured Term Loan Lender, a “New Senior Secured Notes Elector”) would exceed $300,000,000 less the principal amount of New Senior Secured Notes to be issued to Secured Noteholders under the Plan (the “New Senior Secured Notes Allocation Amount”), each New Senior Secured Notes Elector shall be deemed to have made a partial election for the New Senior Secured Term Loan (on a pro rata basis based on the principal amount of New Senior Secured Notes elected for by such New Senior Secured Note Electors) in an amount which reduces the New Senior Secured Notes allocated to the Secured Debtholders in respect of their Secured Term Loans to an aggregate principal amount not exceeding the New Senior Secured Notes Allocation Amount.
In the event that New Senior Secured Notes Elections are made such that the New Senior Secured Notes elected for by Secured Term Loan Lenders would be less than the New Senior Secured Notes Allocation Amount, each Consenting Unsecured Debtholder that holds Secured Term Loans and that did not make a New Senior Secured Notes Election for all or any portion of its Secured Term Loans shall be deemed to have made a New Senior Secured Notes Election (and to be a New Senior Secured Notes Elector) (on a pro rata basis based on the principal amount of Secured Term Loans held by such Consenting Unsecured Debtholder) and the amount of New Senior Secured Term Loans to be issued to such Consenting Unsecured Debtholder shall be reduced on a corresponding basis such that the total principal amount of New Senior Secured Notes to be issued in respect of Secured Term Loans pursuant to the Plan is equal to the New Senior Secured Notes Allocation Amount; provided that no such Consenting Unsecured Debtholder shall receive in respect of its Secured Term Loans consideration in excess of 93.3835% of the principal amount of its Secured Term Loans (for certainty, including the Secured Debt Repayment Amount and Secured Debtholder Early Consent Cash Consideration, but not including the Additional Cash Amount).
In order to receive its New Senior Secured Notes under the Plan, a New Senior Secured Notes Elector must deliver to Concordia and/or the Proxy and Information Agent such information as Concordia and/or the Proxy and Information Agent may reasonably request of a New Senior Secured Notes Elector in order to effect the delivery of such New Senior Secured Notes Elector’s New Senior Secured Notes in accordance with the Plan. In the event that a New Senior Secured Notes Elector has not provided Concordia and/or the Proxy and Information Agent with such information at least three Business Days prior to the Effective Date, such New Senior Secured Notes Elector’s New Senior Secured Notes shall be issued to the Escrow Agent for the benefit of the New Senior Secured Notes Elector until such time as the it delivers the requisite information. New Senior Secured Notes Electors are encouraged to contact Kingsdale Advisors, the Proxy and Information Agent, for further information in this regard.
The New Senior Secured Term Loans will be denominated in both Euros and U.S. Dollars, in allocations as determined prior to the Effective Date. Each Secured Debtholder entitled to receive New Senior Secured Term Loans pursuant to the Plan, as of the Election Record Date, shall be entitled to elect (a “New Senior Secured Term Loans Currency Election”) to receive its New Senior Secured Term Loans as USD New Senior Secured Term Loans and/or EUR New Senior Secured Term Loans (in an amount determined based on the EUR/USD Exchange Rate on the FX Date) in the proportions specified by such Secured Debtholder by submitting its New Senior Secured Term Loans Currency Election to Concordia (or its agents) prior to the New Senior Secured Term Loans Currency Election Deadline, provided that:

(a)
if after the foregoing elections, the EUR New Senior Secured Term Loans exceed €400 million, then the Secured Debtholders that elected to receive all or a portion of their New Senior Secured Term Loans as EUR New Senior Secured Term Loans (the “EUR New Senior Secured Term Loan Electors”) shall be deemed to have made a partial election for USD New Senior Secured Term Loans (on a pro rata basis based on the principal amount of EUR New Senior Secured Term Loans elected for by such EUR New Senior Secured Term Loan Electors) in an amount which reduces the EUR New Senior Secured Term Loans to an aggregate principal amount not exceeding €400 million;

(b)
if after the foregoing elections, the EUR New Senior Secured Term Loans do not equal or exceed €300 million, then, any Secured Debtholder that fails to make such elections (each a “Non-Electing Secured Debtholder”), shall be deemed pursuant to the Plan to have elected to receive (i) its pro rata share (based on the principal amount of Secured Term Loans and/or Secured Swap Claim Amount, as applicable, held by such Non-Electing Secured Debtholder divided by the aggregate principal amount of Secured Term Loans and/or Secured Swap Claim Amount, as applicable, held by all Non-Electing Secured Debtholders) of the Non-Elected EUR New Senior Secured Term Loans, and (ii) any balance of its New Senior Secured Term Loans to be issued to such Secured Debtholder (if any) as USD New Senior Secured Term Loans; provided that no such Secured Debtholder shall receive in respect of its Secured Term Loans or Secured Swap Claim Amount, as applicable, consideration in excess of (i) 93.3835% of the principal amount of its Secured Term Loans or Secured Swap Claim Amount, as applicable (for certainty, including the Secured Debt Repayment Amount and Secured Debtholder Early Consent Cash Consideration, but not including the Additional Cash Amount) if such Secured Debtholder is an Early Consenting Secured Debtholder, or (ii) 88.3835% of the principal amount of its Secured Term Loans (for certainty, including the Secured Debt Repayment Amount, but not including the Additional Cash Amount) if such Secured Debtholder is not an Early Consenting Secured Debtholder; and

(c)
if after the foregoing elections, the EUR New Senior Secured Term Loans are equal to or exceed €300 million, then each Non-Electing Secured Debtholder shall be deemed pursuant to the Plan to have elected to receive its New Senior Secured Term Loans in USD New Senior Secured Term Loans in full.

Secured Debtholders that submit a New Senior Secured Term Loans Currency Election will not be able to change such election after the New Senior Secured Term Loans Currency Election Deadline.

Pursuant to the Plan, Concordia, the trustee under the New Senior Secured Notes Indenture (the “New Senior Secured Notes Trustee”, which shall be agreed to by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably) and the New Senior Secured Debt Guarantors shall enter into the New Senior Secured Notes Indenture together with all related documentation as agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably, on the Effective Date.
Pursuant to the Plan, Concordia, the agent under the New Senior Secured Term Loan Agreement (the “New Senior Secured Term Loan Agent”, which shall be agreed to by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably) and the New Senior Secured Debt Guarantors shall enter into, and the New Senior Secured Term Loan Lenders shall enter into or be deemed to enter into, the New Senior Secured Term Loan Agreement together with all related documentation as agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably, on the Effective Date.
The New Senior Secured Debt issued pursuant to the Plan will be issued in minimum increments of $1,000 in the case of New Senior Secured Debt issued in U.S. Dollars and €1,000 in the case of New Senior Secured Debt issued in Euros, and the amount of New Senior Secured Debt that each Secured Debtholder will be entitled to under the Plan shall in each case be rounded down to the nearest multiple of $1,000 and €1,000, respectively, without compensation therefore. All payments made pursuant to the Plan shall be made in minimum increments of $0.01 or £0.01, as applicable, and the amount of any payments to which a Person may be entitled to under the Plan shall be rounded down to the nearest multiple of $0.01 or £0.01, as applicable.
A description of the terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture pursuant to which they will be issued is set forth in Appendix I. A description of the New Senior Secured Term Loans and the New Senior Secured Term Loan Agreement pursuant to which the New Senior Secured Term Loans will be issued is set forth in Appendix J. Copies of the New Senior Secured Notes Indenture and the New Senior Secured Term Loan Agreement in substantially final form will be made available for review on Concordia’s website at www.concordiarx.com, under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Concordia will issue a press release once these documents have been posted for viewing.
The Plan provides that, notwithstanding anything else to the contrary therein, the transactions contemplated therein shall not affect, terminate or amend in any manner the rights of the Secured Term Loan Agent, any L/C Issuer or any Revolving Lender in respect of: (i) the Cash Collateral Account and the funds held therein; or (ii) any fees or other amounts owing to such parties in respect of the outstanding Letters of Credit, in each case unless otherwise agreed by Concordia, the Secured Term Loan Agent and the applicable L/C Issuer or Revolving Lenders.
Treatment of Unsecured Debtholders
Pursuant to the Plan, the Corporation’s Unsecured Debt in the aggregate principal amount of approximately $1.6 billion, plus accrued and unpaid interest, will be exchanged for an aggregate of 3,893,661 Limited Voting Shares (subject to adjustment pursuant to the Plan) (the “Unsecured Debt Exchange Shares”) representing 7.97% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (subject to the MIP Dilution), and any Reallocated Unsecured Shares. Registered Unsecured Debtholders will receive 2.3846 Unsecured Debt Exchange Shares per $1,000 principal amount of Unsecured Debt held by them as at the Effective Date.
Early Consenting Unsecured Debtholders will be entitled to receive on implementation of the Recapitalization Transaction additional Limited Voting Shares as additional consideration in exchange for their Unsecured Debt equal to their Unsecured Debtholder Pro Rata Share of a pool of 1,946,831 Limited Voting Shares, representing 3.99% of the outstanding Limited Voting Shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to the MIP Dilution) (the “Unsecured Early Consent Share Pool”) (the “Unsecured Debtholder Early Consent Share Consideration”). Registered Early Consenting Unsecured Debtholders will receive 1.1923 Limited Voting Shares per $1,000 principal amount of Unsecured Debt held by them as of the Distribution Record Date and voted in favour of the Plan by the Early Consent Date as Unsecured Debtholder Early Consent Share Consideration.

If less than 100% of the Unsecured Debt is voted in favour of the Plan by the Early Consent Date, then any remaining Limited Voting Shares in the Unsecured Early Consent Share Pool which are not issued as Unsecured Debtholder Early Consent Share Consideration (the “Reallocated Unsecured Shares”) will be issued to all holders of Unsecured Debt based on their Unsecured Debtholder Pro Rata Share as additional consideration for their Unsecured Debt.
No fractional Limited Voting Shares will be issued under the Plan and fractional share interests will not entitle the owner thereof to vote or to any rights of a holder of Limited Voting Shares. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional Limited Voting Shares pursuant to the Plan will be rounded down to the nearest whole number of Limited Voting Shares without compensation therefor.
The Plan provides that Concordia shall have the right at any time prior to the Effective Time to exclude the Subordinated Promissory Note from inclusion in the Unsecured Debt under the Plan and address the Subordinated Promissory Note in a manner otherwise acceptable to Concordia and the Majority Private Placement Parties.
Treatment of Shareholders
Pursuant to the Plan, Shareholders will retain their Common Shares (which will be redesignated as Limited Voting Shares), subject to the Share Consolidation and significant dilution resulting from the issuance of Limited Voting Shares pursuant to the Recapitalization Transaction, such that the existing Common Shares will represent approximately 0.35% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (subject to further dilution in respect of the MIP Dilution). See “Description of the Recapitalization Transaction – Plan – Affected Equity”. It is expected that Shareholders will not retain their Common Shares or receive any recovery in the event that the Corporation effectuates the Recapitalization Transaction by way of an Alternative Implementation Process. See “Alternative Implementation Process”.
U.S. Debtholders and Transfer Restrictions
The Limited Voting Shares and New Senior Secured Notes have not been and will not be registered under the 1933 Act, or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act. See “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – United States”.
Releases and Waivers
The Plan includes releases in connection with the implementation of the Recapitalization Transactions in favour of the Concordia Entities, the Trustees and Agents, the Administrative Agent under the Two Year Equity Bridge Credit and Guaranty Agreement, in each case including any predecessors in such capacity and, for all such entities (including predecessors), in any of their respective capacities under the applicable Debt Documents or the Two Year Equity Bridge Credit and Guaranty Agreement, the Early Consenting Debtholders, and each of the foregoing persons’ respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents, which, for certainty, include the Proxy and Information Agent, the Escrow Agent and the Advisors, as applicable (collectively, the “Released Parties”). The Plan also includes releases for additional parties listed on Schedule “A” thereto (the “Additional Released Parties”), which persons, if any, have through conduct or otherwise provided the Concordia Entities (or any one of them) with consideration or value acceptable to Concordia and the Majority Private Placement Parties, each acting reasonably, and which have been consented to by the Majority Private Placement Parties. The Plan contemplates providing the Court and those persons on the service list in the CBCA Proceedings with notice of any amendments, modifications, restatements or supplements to the list of Additional Released Parties on Schedule “A” to the Plan.

Pursuant to the Plan, the Released Parties and the Additional Released Parties will be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims (as defined in the Plan) of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Affected Equity Claims, the Two Year Equity Bridge Credit and Guaranty Agreement, the Equity Unsecured Bridge Loan Settlement, the Support Agreement, the Subscription Agreement, the Private Placement, the Plan, the CBCA Proceedings, the transactions contemplated under the Plan and any proceedings commenced with respect to or in connection with the Plan, and any other actions or matters related directly or indirectly to the foregoing. The Plan releases do not release any liabilities or claims attributable to any of such Released Parties’ or Additional Released Parties’ gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction, and the Released Parties and Additional Released Parties shall not be released from or in respect of any of their respective obligations under the Support Agreement, the Subscription Agreement, the Investor Rights Agreement, the Plan or any document ancillary to any of the foregoing.
The Plan does not release the Existing Equity Class Action Claims. Pursuant to the Plan, from and after the Effective Date, any Person having an Existing Equity Class Action Claim against Concordia or any of its current or former officers and/or directors shall only be permitted to continue its Existing Equity Class Action Claim to the point of determination of liability, if any, and shall only be permitted to seek the enforcement of any judgement solely as against the Insurance Policies, to the extent available and applicable in respect of any such Existing Equity Class Action Claim. Any such Person will be irrevocably and forever limited solely to recovery from the proceeds of the Insurance Policies payable on behalf of Concordia or its directors and officers in respect of any such Existing Equity Class Action Claim, and such Person shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the Concordia Entities or any of their respective current or former officers and directors in respect of an Existing Equity Class Action Claim, other than enforcing such Person’s rights to be paid by the insurer from the proceeds of the Insurance Policies. Nothing in the Plan prejudices, compromises, releases or otherwise affects any right or defence of any insurer in respect of the Insurance Policies.
Other than the existing Common Shares and the Existing Equity Class Action Claims, all other equity claims and interests in Concordia, including all options, warrants, rights or similar instruments and claims that may be advanced against the Corporation in respect of any such equity claims and interests in the future, shall be terminated, cancelled, dismissed or enjoined on the Effective Date, or otherwise dealt with in a manner acceptable to the Majority Initial Consenting Debtholders.
The Plan provides that, from and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of the Plan in its entirety. Without limiting the foregoing, pursuant to the Plan, all Persons shall be deemed to have waived any and all defaults or events of default, third party change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt or the Debt Documents, the Support Agreement, the Subscription Agreement, the Arrangement, the Arrangement Agreement, the Plan, the transactions contemplated thereunder and any proceedings commenced with respect to or in connection with the Plan and any and all amendments or supplements thereto. Pursuant to the Plan, any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Concordia Entities and their respective successors from performing their obligations under the Plan. Furthermore, the Plan provides that all Persons shall be deemed to have agreed that, if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and the Applicants and the provisions of the Plan, then the provisions of the Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly.
Required Approvals for the Arrangement
The Arrangement requires approval by the Court. Prior to the mailing of this Information Circular, Concordia obtained the Interim Order providing for the calling and holding of the Secured Debtholders’ Meeting, the Unsecured Debtholders’ Meeting and the Shareholders’ Meeting, and other procedural matters. A copy of the Interim Order is attached hereto as Appendix M. The Notice of Application for the Final Order is attached hereto as Appendix L and forms part of this Information Circular.
The hearing in respect of the Final Order is currently scheduled to take place at 330 University Avenue, Toronto, Ontario at 8:30 a.m. on June 26, 2018. Pursuant to the Interim Order and subject to any further order of the Court, the only persons entitled to appear and be heard at such hearing shall be the Applicants, the CBCA Director, the Secured Debtholders, the Unsecured Debtholders, the Trustees, the Agents, the Shareholders and any person who served on the solicitors for the Applicants a Notice of Appearance no less than seven (7) days before the hearing in accordance with the Interim Order and the Rules of Civil Procedure, as well as their respective legal counsel.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Arrangement and the approval of: (i) the Secured Debtholders’ Arrangement Resolution by the Secured Debtholders at the Secured Debtholders’ Meeting; (ii) the Unsecured Debtholders’ Arrangement Resolution by the Unsecured Debtholders at the Unsecured Debtholders’ Meeting; and (iii) the Shareholders’ Arrangement Resolution by the Shareholders at the Shareholders’ Meeting. Pursuant to the Interim Order, Concordia may seek the Final Order even if the Shareholders’ Arrangement Resolution is not approved by the Shareholders at the Shareholders’ Meeting.
The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.
Concordia has advised the Court that the Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares, the Unsecured Debtholder Early Consent Shares and the New Senior Secured Notes will be issued in reliance upon the exemption from registration under the 1933 Act provided by Section 3(a)(10) thereunder, upon the Court’s approval of the Arrangement. The Final Order, if granted, will constitute the basis for the exemption from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of: (i) the Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and Unsecured Debtholder Early Consent Shares to be issued to the Unsecured Debtholders; and (ii) the New Senior Secured Notes to be issued to applicable Secured Debtholders, in each case pursuant to the Plan. In order to rely on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof, the Court must determine, prior to approving the Final Order, that the terms and conditions of the conversion and exchange (as the case may be) of: (i) the Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares and the Unsecured Debtholder Early Consent Shares for the Remaining Unsecured Debt are fair to the Unsecured Debtholders; and (ii) the New Senior Secured Debt for a portion of the applicable Remaining Secured Debt is fair to the applicable Secured Debtholders. See “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – United States”.
Assuming the Final Order is granted and the other conditions to closing contained in the Plan are satisfied or waived, it is anticipated that the following will occur substantially simultaneously: (i) the various documents necessary to consummate the Recapitalization Transaction will be executed and delivered; (ii) Articles of Arrangement will be filed with the CBCA Director to give effect to the Plan; and (iii) the transactions provided for in the Plan and the Recapitalization Transaction will occur in the order indicated. See “Conditions Precedent to the Implementation of the Plan”. The Recapitalization Transaction is also subject to the approval of the TSX. See “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – Stock Exchange Listing”.
Subject to the foregoing, it is expected that the Effective Time will occur as soon as practicable after the requisite approvals have been obtained. Subject to the satisfaction or waiver of applicable conditions, the Recapitalization Transaction is expected to be completed by July 31, 2018.
Certain U.S. Securities Laws Matters
It is intended that the Arrangement shall be carried out such that the issuance and distribution of the Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares, the Unsecured Debtholder Early Consent Shares and the New Senior Secured Notes to the applicable Debtholders under the Plan qualifies in the United States for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) and applicable state securities laws in reliance upon similar exemptions under applicable state securities laws. In order to ensure the availability of the Section 3(a)(10) exemption, the Arrangement will be carried out on the following basis:

(a)	the Arrangement (including the exchange of Unsecured Debt for applicable Limited Voting Shares and of certain Secured Debt for New Senior Secured Notes) will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention to rely on the Section 3(a)(10) exemption prior to the Court hearing at which the Final Order will be sought;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement;

(d)	the Final Order will address the Arrangement being approved by the Court as being fair to the Secured Debtholders and the Unsecured Debtholders;

(e)
each Person to whom Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares, the Unsecured Debtholder Early Consent Shares and the New Senior Secured Notes shall be issued pursuant to the Arrangement shall be advised that such Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares, the Unsecured Debtholder Early Consent Shares and the New Senior Secured Notes have not been registered under the 1933 Act and shall be issued by the Corporation in reliance upon Section 3(a)(10) of the 1933 Act and, in the case of “affiliates” of the Corporation, shall be subject to certain restrictions on resale under U.S. Securities Laws, including Rule 144 under the 1933 Act;

(f)	the Final Order shall include a statement in the preamble to substantially the following effect:
“This Order is granted by the Court upon being advised that the Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of common shares and secured notes of the Corporation pursuant to the Plan of Arrangement.”;

(g)
each Secured Debtholder and Unsecured Debtholder will be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right;

(h)	there will be no improper impediments to the appearance by the Secured Debtholders and the Unsecured Debtholders at the Court hearing; and

(i)
the Interim Order specifies that each Secured Debtholder and Unsecured Debtholder will have the right to appear before the Court at the hearing on the Final Order so long as such Secured Debtholder or Unsecured Debtholder, as applicable, files and delivers a Notice of Appearance and satisfies the other requirements of the Court as provided in the Interim Order or otherwise.

TSX Matters
Pursuant to the Recapitalization Transaction, a total of 42,830,276 Limited Voting Shares (subject to adjustment in accordance with the Plan) will be issued pursuant to the Private Placement to the Private Placement Parties, being certain existing secured and unsecured debtholders of Concordia, at the Issue Price, equivalent to approximately $0.05 per share on a pre-Share Consolidation basis, representing a 90.1% discount to the closing price of the Common Shares of $0.46 per share on the NASDAQ prior to the announcement of the Recapitalization Transaction, for gross proceeds of $586.5 million. None of the Private Placement Parties are insiders of the Corporation.
In addition, a total of 5,840,492 (subject to adjustment in accordance with the Plan) Limited Voting Shares will be issued to Unsecured Debtholders at the Issue Price in satisfaction of outstanding Unsecured Debt in the aggregate principal amount of approximately $1.6 billion, plus accrued and unpaid interest.
As of May 15, 2018, the Corporation has 51,283,800 issued and outstanding Common Shares. The Recapitalization Transaction would increase the currently issued and outstanding Common Shares equivalent to 14,601,230,400 pre-Share Consolidation Common Shares, representing an increase of 28,471%.
After completion of the Recapitalization Transaction, the principal Shareholders will be: (i) GSO, which will own approximately 35.7% of the outstanding Limited Voting Shares; (ii) Solus, which will own approximately 17.2% of the outstanding Limited Voting Shares; and (iii) Bybrook, which will own approximately 14.0% of the outstanding Limited Voting Shares. These parties will be afforded certain rights following the Effective Date, as described under “Concordia after the Recapitalization Transaction – Governance Arrangements”.
By voting in favour of the Shareholders’ Arrangement Resolution, Shareholders will also be voting in favour of the issuance of Limited Voting Shares under the Private Placement, which: (i) will “materially affect control” of the Corporation by creating a holding or holdings in excess of 20% of the Corporation’s voting securities; (ii) exceeds 25% of the outstanding Common Shares and are to be issued at a price that is less than the market price; (iii) provides for the issuance of Limited Voting Shares at a price that is lower than the discount to the market price permitted by the TSX. Such approvals are required under Sections 604(a)(i) , 607(e) and 607(g)(i) of the TSX

Company Manual. The policies of the TSX require that the Shareholders’ Arrangement Resolution must be approved by a simple majority of the votes cast by “minority” Shareholders, namely all Shareholders except for any interested Shareholders, represented in person or by proxy and voted at the Shareholders’ Meeting. To the knowledge of the Corporation, the Private Placement Parties do not hold any Common Shares, therefore there are no interested Shareholders whose votes would be excluded.
Furthermore, in accordance with the policies of the TSX, a simple majority of votes cast by Shareholders present in person or represented by proxy at the Shareholders’ Meeting and entitled to vote on the Shareholders TSX MIP Resolution must approve such resolution.
Procedures
Registered Shareholders
A Letter of Transmittal for Registered Shareholders accompanies this Information Circular. If the Share Consolidation occurs, Registered Shareholders must properly complete, execute and return the Letter of Transmittal, together with the certificate(s) representing their Common Shares and any other relevant documents required by the instructions set out in the Letter of Transmittal, to the Consolidation Agent at one of the offices specified in the Letter of Transmittal, which documents must actually be received by the Consolidation Agent in order to receive Limited Voting Shares. Except as otherwise provided by the instructions in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an eligible institution as defined and set out in the Letter of Transmittal. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or securities transfer power of attorney guaranteed by the eligible institution. All questions as to form, validity and acceptance of any Common Shares deposited pursuant to the Share Consolidation will be determined by Concordia in its sole discretion. Registered Shareholders depositing Common Shares agree that such determination shall be final and binding.
Concordia reserves the absolute right to reject any and all deposits which Concordia determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Concordia reserves the absolute right to waive any defect or irregularity in the deposit of any Common Shares. There shall be no duty or obligation on Concordia, the Consolidation Agent or any other person to give notice of any defect or irregularity in any deposit of Common Shares and no liability shall be incurred by any of them for failure to give such notice. Concordia reserves the right to permit the procedure for the exchange of Common Shares pursuant to the Share Consolidation to be completed other than that as set out above. Unless otherwise directed in the Letter of Transmittal, the certificate representing the Limited Voting Shares to be issued in exchange for the pre-Share Consolidation Common Shares will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person who deposits Common Shares instructs the Consolidation Agent to hold the share certificate to be issued in exchange for the Common Shares for pick-up by checking the appropriate box in the Letter of Transmittal, certificates representing the Limited Voting Shares to be issued in exchange for the pre-Share Consolidation Common Shares will be forwarded by first class insured mail to the address supplied in the Letter of Transmittal. If no address is provided, certificates will be forwarded to the address of the person as shown on the applicable register of Concordia.
If the Share Consolidation occurs, certificates formerly representing Common Shares on a pre-Share Consolidation basis will represent Limited Voting Shares on a post-consolidation basis prior to the exchange of such certificates in accordance with a duly completed Letter of Transmittal.
Registered Shareholders who do not forward to the Consolidation Agent properly completed Letters of Transmittal (together with a certificate or certificates representing their Common Shares and all other required documents) will not receive the certificates representing the Limited Voting Shares which they are otherwise entitled and also will not be recorded on the registers of Limited Voting Shares until proper delivery is made.
Where a certificate representing Common Shares has been destroyed, lost or mislaid, the registered holder of that certificate should immediately complete the Letter of Transmittal as fully as possible and deliver it together with a letter describing the loss to the Consolidation Agent in accordance with instructions in the Letter of Transmittal.

Any use of the mail to transmit a certificate representing Common Shares and a related Letter of Transmittal is at the risk of the Shareholder. If these documents are mailed, it is recommended that registered mail, with (if applicable) return receipt requested, properly insured, be used. If required approvals of the Arrangement are not obtained, or if the Recapitalization Transaction is not otherwise completed, the certificates representing Common Shares received by the Consolidation Agent will be returned to the appropriate Shareholders.
Non-Registered Shareholders
Shareholders who hold their interests in Common Shares through CDS or DTC will receive their Limited Voting Shares through the facilities of CDS or DTC, as applicable. Delivery of Limited Voting Shares will be made through the facilities of CDS and DTC to CDS and DTC participants, as applicable, who in turn will deliver Limited Voting Shares to the beneficial holders thereof pursuant to standing instructions and customary practices.
Non-Registered Holders should contact that Intermediary for instructions and assistance in providing details of registration and delivery of Limited Voting Shares.
Secured Term Loan Lenders and Unsecured Equity Bridge Loan Lenders
Pursuant to the Interim Order, Secured Term Loan Lenders and Unsecured Equity Bridge Loan Lenders are required to submit to Broadridge, at or prior to the Voting Deadline, or such earlier deadline as Broadridge may advise, their duly completed Secured Debtholder Ballot-Proxy or Unsecured Debtholder Ballot-Proxy, as applicable (or provide such other documentation or take such other action as Broadridge may customarily request for purposes of obtaining voting instructions). In order to facilitate this process, from and after the Record Date, the Secured Term Loan Agent and the Unsecured Equity Bridge Loan Agent will not record transfers of the Secured Term Loans or the Unsecured Equity Bridge Loans, respectively.
Surrender and Cancellation of Notes
The Secured Notes are held by the Secured Notes Trustee as custodian for DTC (or its nominee) (as registered holder of the Secured Notes on behalf of the Secured Noteholders, subject to any Secured Notes which may be withdrawn from DTC and held in registered form by a Secured Noteholder). On the Effective Date, DTC and each other Person who holds Secured Notes in registered form on the Effective Date shall surrender, or cause the surrender of, the certificate(s) representing the Secured Notes to the Secured Notes Trustee for cancellation in exchange for the consideration payable to Secured Noteholders pursuant to the Plan.
The Unsecured Notes are held by the 7.00% Unsecured Notes Trustee and the 9.50% Unsecured Notes Trustee, in each case as custodian for DTC (or its nominee) (as sole registered holder of the Unsecured Notes on behalf of the Unsecured Noteholders). On the Effective Date, DTC shall surrender, or cause the surrender of, the certificate(s) representing the Unsecured Notes to the Unsecured Notes Trustees for cancellation in exchange for the consideration payable to Unsecured Noteholders pursuant to the Plan.
On the Effective Date, the Subordinated Promissory Noteholder shall surrender, or cause the surrender of, the Subordinated Promissory Note to the Corporation in exchange for the consideration payable to the Subordinated Promissory Noteholder pursuant to the Plan.
Issuances, Distributions and Payments to Debtholders
The issuances, distributions and payments to Debtholders contemplated in the Plan will be made as follows:

(a)
The delivery of the New Senior Secured Notes to be issued pursuant to the Plan shall be made by way of a global note issued in the name of DTC (or its nominee) in respect of the New Senior Secured Notes to be issued to Secured Debtholders that are entitled to receive New Senior Secured Notes under the Plan and who (i) are able to receive the New Senior Secured Notes through DTC as of the Distribution Record Date, or (ii) provide as part of their New Senior Secured Notes Elector Settlement Information, at least three (3) Business Days prior to the anticipated Effective Date or such other date as the Applicants may agree acting reasonably in consultation with the Proxy and Information Agent, the information required in order to receive their New Senior Secured Notes through DTC. Any Secured Term Loan Lender that elects and is entitled to receive

New Senior Secured Notes pursuant to the Plan and any Secured Noteholder that has withdrawn its Secured Notes from DTC and holds such Secured Notes in registered form shall receive its New Senior Secured Notes as follows: (x) if such Secured Term Loan Lender or Secured Noteholder provides as part of its New Senior Secured Notes Elector Settlement Information registration details for delivery of such New Senior Secured Notes in registered form, it will receive its New Senior Secured Notes in registered and certificated form, and (y) if such Secured Term Loan Lender or Secured Noteholder requests as part of its New Senior Secured Notes Elector Settlement Information delivery of its New Senior Secured Notes as part of the global note issued in the name of DTC (or its nominee) and has provided the information required for such delivery, through a deposit or withdrawal at custodian deposit to such Secured Term Loan Lender or Secured Noteholder, which deposit or withdrawal at custodian deposit must be (A) initiated by the DTC participant of such Secured Term Loan Lender, and (B) approved by the New Senior Secured Notes Trustee at the direction of the issuer. In the event that a New Senior Secured Notes Elector has not provided Concordia (or its agent) with its New Senior Secured Notes Elector Settlement Information at least three (3) Business Days prior to the anticipated Effective Date, such New Senior Secured Notes Elector’s New Senior Secured Notes shall be issued to the Proxy and Information Agent in the form of a separate global note for the benefit of the New Senior Secured Notes Elector until such time as the New Senior Secured Notes Elector provides its New Senior Secured Notes Elector Settlement Information.

(b)
The delivery of the New Senior Secured Term Loans (and any certificates or other evidence of holdings thereof) to be issued pursuant to the Plan shall be made in accordance with standing procedures in place with the New Senior Secured Term Loan Agent, and a register of holders of the New Senior Secured Term Loans will be maintained by the New Senior Secured Term Loan Agent. Each Secured Debtholder receiving New Senior Secured Term Loans shall be deemed to be a party to the New Senior Secured Term Loan Agreement as a lender thereunder. In the event that a New Senior Secured Term Loan Lender has not delivered its New Senior Secured Term Loan Lender Information to the New Senior Secured Term Loan Agent prior to the date that is five (5) Business Days prior to the expected Effective Date, such New Senior Secured Term Loan Lender’s New Senior Secured Term Loans shall be held by the New Senior Secured Term Loan Agent until such time as the New Senior Secured Term Loan Lender provides its New Senior Secured Term Loan Lender Information.

(c)
Payment of the Secured Debt Repayment Amount, any Additional Cash Amount and accrued interest owing in respect of the Secured Debt will be effected through delivery of the applicable portion of such amounts by Concordia (or the Escrow Agent on behalf of Concordia) and, in the case of subsections (i) or (ii) below, the allocation of such amounts in accordance with the Plan among the applicable Secured Term Loan Lenders and Secured Noteholders to:

(i)	the Secured Term Loan Agent for distribution to each of the applicable Secured Term Loan Lenders in accordance with the Secured Term Loan Agreement and customary practices;

(ii)	the Secured Notes Trustee for distribution to the Secured Noteholders in accordance with the Secured Notes Indenture and customary practices; and

(iii)	the Secured Swap Lender,
or in each case in such other manner as may be agreed by Concordia and the recipient of such payments in writing.

(d)
The payment by Concordia on the Effective Date of the Secured Debtholder Early Consent Cash Consideration to Early Consenting Secured Debtholders shall be effected through the delivery of the applicable portion of such amount by Concordia (or the Escrow Agent on behalf of Concordia) together with the allocation of such amounts in accordance with the Plan among the applicable Secured Debtholders:

(i)
in the case of Secured Debtholder Early Consent Cash Consideration payable to beneficial Secured Noteholders, through the facilities of DTC to Intermediaries who, in turn, will make delivery of such Secured Debtholder Early Consent Cash Consideration to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of such Intermediaries;

(ii)
in the case of Secured Debtholder Early Consent Cash Consideration payable to registered Secured Noteholders, to the Secured Notes Trustee for distribution to such registered Secured Noteholders pursuant to standing instructions and customary practices of the Secured Notes Trustee;

(iii)
in the case of Secured Debtholder Early Consent Cash Consideration payable to Secured Term Loan Lenders, to the Secured Term Loan Agent for distribution to the applicable Secured Term Loan Lenders in accordance with customary practices; and

(iv)	in the case of Secured Debtholder Early Consent Cash Consideration payable to the Secured Swap Lender, using such wire instructions or delivery instructions as are provided by the Secured Swap Lender, or in each case in such other manner as may be agreed by Concordia and the recipient of such payments in writing and provided that Concordia shall be entitled, at its election with the consent of the Majority Initial Consenting Secured Debtholders, acting reasonably, to pay to Secured Debtholders in respect of their Secured Term Loans denominated in GBP all or a portion of the Secured Debt Repayment Amount, the Additional Cash Amount and/or the Secured Debtholder Early Consent Cash Consideration in cash in U.S. Dollars and/or GBP.

(e)
The payment by Concordia (or its agent) on the Effective Date of the Private Placement Commitment Consideration to the Funding Private Placement Parties, unless otherwise agreed with Concordia and such a Funding Private Placement Party in writing, shall be made by Concordia (or the Escrow Agent on behalf of Concordia) to the applicable Advisors on behalf of the applicable Funding Private Placement Parties using such wire instructions or delivery instructions as are provided by the Advisors at least five (5) Business Days prior to the Effective Date.

(f)
Subject to paragraph (g) below, the delivery of Limited Voting Shares, the Class A Special Shares and the Class B Special Shares will be made either: (i) through the facilities of DTC to Intermediaries who, in turn, will make delivery of the Limited Voting Shares to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of DTC; or (ii) by providing Direct Registration System advices or confirmations in the name of the applicable recipient thereof (or its Intermediary) and registered electronically in Concordia’s records which will be maintained by the Transfer Agents.

(g)
Each Unsecured Equity Bridge Loan Lender and Subordinated Promissory Noteholder entitled to Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and/or Unsecured Debtholder Early Consent Shares, as applicable, shall be issued and delivered such Limited Voting Shares: (i) if such Unsecured Equity Bridge Loan Lender or Subordinated Promissory Noteholder delivers its Unsecured Debtholder Share Registration Form to Concordia in accordance with the instructions contained therein prior to the Distribution Record Date, in accordance with the instructions contained in its Unsecured Debtholder Share Registration Form, and (ii) if such Unsecured Equity Bridge Loan Lender or Subordinated Promissory Noteholder has not delivered its Unsecured Debtholder Share Registration Form to Concordia prior to the Distribution Record Date, in accordance with the name and address of such Unsecured Equity Bridge Loan Lender or Subordinated Promissory Noteholder contained on the books and records of the Unsecured Equity Bridge Loan Agent or Concordia, as applicable.

Early Consent Consideration
In order to be eligible to receive the Secured Debtholder Early Consent Cash Consideration, Secured Debtholders must continue to hold their Secured Debt on the Distribution Record Date and:

(a)	non-registered beneficial Secured Noteholders must:

(i)
submit to their Intermediaries on or prior to the Early Consent Date, or such earlier deadline as the Intermediaries may advise the applicable beneficial Secured Noteholders, their duly completed Secured Debtholder Ballot-Proxy (or such other documentation as the Intermediary may customarily request from a beneficial Secured Noteholder for purposes of properly obtaining its voting instructions), to permit their respective Intermediaries to duly complete and submit in a timely manner through a master proxy submitted to the Proxy and Information Agent, the beneficial Secured Noteholder’s voting preferences, as applicable, by the Early Consent Date, and such Secured Debtholder Ballot-Proxies must all instruct a vote in favour of the Secured Debtholders’ Arrangement Resolution;

(ii)
instruct their Intermediaries to make the appropriate election to consent early through the Automated Tender Offer Program or any similar program prior to the Early Consent Date (which, for the avoidance of doubt, will not constitute a vote); and

(iii)	not have withdrawn or changed such vote and such Automated Tender Offer Program election in favour of the Secured Debtholders’ Arrangement Resolution prior to the Effective Date.

(b)
the Secured Swap Lender must submit to the Proxy and Information Agent, and the Secured Term Loan Lenders must submit to Broadridge, on or prior to the Early Consent Date, or such earlier deadline as the Proxy and Information Agent or Broadridge, as applicable, may advise, a duly completed Secured Debtholder Ballot-Proxy pursuant to which such Secured Debtholders vote in favour of the Secured Debtholders’ Arrangement Resolution, which vote must not have been withdrawn or changed prior to the Effective Date.

In order to be eligible to receive the Unsecured Debtholder Early Consent Share Consideration, Unsecured Debtholders must continue to hold their Unsecured Debt on the Distribution Record Date and:

(a)	non-registered beneficial Unsecured Noteholders must:

(i)
submit to their Intermediaries on or prior to the Early Consent Date, or such earlier deadline as the Intermediaries may advise the applicable beneficial Unsecured Noteholders, their duly completed Unsecured Debtholder Ballot-Proxy (or such other documentation as the Intermediary may customarily request from a beneficial Unsecured Noteholder for purposes of properly obtaining its voting instructions), to permit their respective Intermediaries to duly complete and submit in a timely manner the beneficial Unsecured Noteholder’s voting preferences through a master proxy submitted to the Proxy and Information Agent, by the Early Consent Date, and Unsecured Debtholder Ballot-Proxies must all instruct a vote in favour of the Unsecured Debtholders’ Arrangement Resolution;

(ii)
instruct their Intermediaries to make the appropriate election to consent early through the Automated Tender Offer Program or any similar program prior to the Early Consent Date (which, for the avoidance of doubt, will not constitute a vote); and

(iii)	not have withdrawn or changed such vote and such Automated Tender Offer Program election in favour of the Unsecured Debtholders’ Arrangement Resolution prior to the Effective Date.

(b)
the Unsecured Equity Bridge Loan Lenders must submit to Broadridge, on or prior to the Early Consent Date, or such earlier deadline as Broadridge may advise, a duly completed Unsecured Debtholder Ballot-Proxy, pursuant to which such Unsecured Debtholders vote in favour of the Unsecured Debtholders’ Arrangement Resolution, which vote must not have been withdrawn or changed prior to the Effective Date.

(c)
the Subordinated Promissory Noteholder must submit to the Proxy and Information Agent, at or prior to the Early Consent Date, or such earlier deadline as the Proxy and Information Agent may advise, its duly completed Unsecured Debtholder Ballot-Proxy, pursuant to which the Subordinated Promissory Noteholder votes in favour of the Unsecured Debtholders’ Arrangement Resolution, which vote must not have been withdrawn or changed prior to the Effective Date.

Strict compliance with the requirements set forth under “Description of the Recapitalization Transaction – Procedures” concerning, among other things, the deposit and delivery of Common Shares and Limited Voting Shares, as applicable and requirements for ensuring Secured Debtholders and Unsecured Debtholders are eligible for Secured Debtholder Early Consent Cash Consideration and Unsecured Debtholder Early Consent Share Consideration, respectively, will be necessary.
Pursuant to the Interim Order, a notice of the Interim Order and the Recapitalization Transaction was published in the Globe and Mail (National Edition), the Financial Times and the Wall Street Journal on May 9, 2018, the full text of which is attached hereto as Appendix P.
ARRANGEMENT STEPS
Pursuant to the Plan, commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in the Plan (or in such other manner or order or at such other time or times as the Applicants and the Majority Initial Consenting Debtholders may agree, each acting reasonably), without any further act or formality required on the part of any Person, except as may be expressly provided in the Plan (provided nothing therein shall restrict or otherwise prohibit the Concordia Entities from completing certain other intercompany transactions prior to, concurrently with, or following the following transactions, provided such intercompany transactions are permitted under the Support Agreement or otherwise acceptable to the Majority Initial Consenting Debtholders):

(a)	All Affected Equity shall be terminated and cancelled for no consideration.

(b)
The Cinven Agreement shall be terminated and all rights thereunder shall be cancelled for no consideration, or shall be otherwise treated or addressed in a manner acceptable to Concordia and the Majority Private Placement Parties.

(c)
The existing Common Shares shall be, and shall be deemed to be, consolidated (the “Share Consolidation”) on the basis of one Common Share for every 300 Common Shares outstanding immediately prior to the Effective Time. Any fractional interests in the consolidated Common Shares will, without any further act or formality, be cancelled without payment of any consideration therefor. Notwithstanding any provision of the CBCA immediately following the completion of such consolidation, the stated capital of the Common Shares shall be equal to the stated capital of the Common Shares immediately prior to such consolidation.

(d)	The following shall occur concurrently:

(i)
the outstanding principal amount of each Secured Debtholder’s Secured Debt shall be forgiven, settled and extinguished to the extent such principal amount exceeds the aggregate of (A) its Secured Debtholder Pro Rata Share of the Secured Debt Repayment Amount; (B) its Secured Debtholder Pro Rata Share of the Additional Cash Amount; (C) the principal amount of the New Senior Secured Notes and/or New Senior Secured Term Loans to be issued to it in accordance with Section 5.3(j)(iv)(C) of the Plan; and (D) if the Secured Debtholder is an Early Consenting Secured Debtholder, its Secured Debtholder Early Consent Cash Consideration (the remaining principal amount of each

Secured Debtholder’s Secured Debt following such forgiveness, settlement and extinguishment being the “Remaining Secured Debt”). If a Secured Term Loan Lender holds Secured Term Loans denominated in GBP on the Effective Date or will receive EUR New Senior Secured Term Loans on the Effective Date, for the purposes of determining the Remaining Secured Debt in accordance with Section 5.3(d)(i) of the Plan such Secured Term Loans and/or EUR New Senior Secured Term Loans shall be converted to U.S. Dollars using the GBP/USD Exchange Rate or to Euros using the EUR/USD Exchange Rate on the Effective Date, as applicable;

(ii)
any and all accrued and unpaid interest outstanding in respect of the Secured Debt, if any, other than that interest which is paid pursuant to Section 5.3(j)(i) of the Plan, shall be forgiven, settled and extinguished for no consideration;

(iii)
the outstanding principal amount of each Unsecured Debtholder’s Unsecured Debt shall be forgiven, settled and extinguished to the extent such principal amount exceeds the amount by which (A) the aggregate of the fair market value on the Effective Date of (i) its Unsecured Debtholder Pro Rata Share of the Unsecured Debt Exchange Shares; (ii) its Unsecured Debtholder Pro Rata Share of the Reallocated Unsecured Shares; and (iii) if the Unsecured Debtholder is an Early Consenting Unsecured Debtholder, its Unsecured Debtholder Early Consent Shares (collectively, the “Share FMV”), exceeds (B) the amount of accrued and unpaid interest outstanding in respect of the Unsecured Debt held by such Unsecured Debtholder at the Effective Time (the remaining principal amount of each Unsecured Debtholder’s Unsecured Debt following such forgiveness, settlement and extinguishment, together with all accrued and unpaid interest outstanding thereon after Section 5.3(d)(iv) of the Plan, being the “Remaining Unsecured Debt”); and

(iv)
the accrued and unpaid interest owing to each Unsecured Debtholder shall be forgiven, settled and extinguished to the extent that such interest exceeds the Share FMV in respect of that Unsecured Debtholder.

(e)	Concordia’s authorized capital and provisions attaching to its shares shall be amended pursuant to the Articles Amendments.

(f)	The following shall occur concurrently:

(i)
Concordia shall become entitled to all Funded Amounts, including Funded Amounts deposited in escrow with the Escrow Agent pursuant to the Escrow Agreements, subject to Section 6.1 of the Plan, and the Escrow Agent shall be deemed instructed to release to Concordia the Funded Amounts held by the Escrow Agent;

(ii)
Concordia shall issue to each Funding Private Placement Party its Funding Private Placement Party Shares in consideration for its Funded Amount, and the Funding Private Placement Party Shares shall be duly authorized, validly issued, fully paid and non-assessable, and Concordia shall add an amount equal to the aggregate of the Funded Amounts to the stated capital in respect of the Limited Voting Shares;

(iii)
Concordia shall issue to GSO that number of Class A Special Shares as agreed to by Concordia and GSO, and the Class A Special Shares shall be duly authorized, validly issued, fully paid and non-assessable; and

(iv)
Concordia shall issue to Solus that number of Class B Special Shares as agreed to by Concordia and Solus, and the Class B Special Shares shall be duly authorized, validly issued, fully paid and non-assessable.

(g)	Concurrently with the step set forth in paragraph (f) above, in exchange for, and in full and final settlement of, the Remaining Unsecured Debt, Concordia shall deliver to each Unsecured Debtholder:

(i)	its Unsecured Debtholder Pro Rata Share of the Unsecured Debt Exchange Shares;

(ii)	its Unsecured Debtholder Pro Rata Share of the Reallocated Unsecured Shares; and

(iii)	if such Unsecured Debtholder is an Early Consenting Unsecured Debtholder, its Unsecured Debtholder Early Consent Shares,
and Concordia shall add an amount equal to the aggregate of the Share FMVs to the stated capital in respect of the Limited Voting Shares.

(h)	Concurrently with the delivery of the Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares and the Unsecured Debtholder Early Consent Shares as contemplated by the Plan:

(i)
the Unsecured Debtholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and such Unsecured Debtholder shall have no further right, title or interest in and to the Unsecured Debt or its Unsecured Debtholder Claim;

(ii)
the Unsecured Debt and the Unsecured Debt Documents shall be cancelled, provided that the Unsecured Debt Documents shall remain in effect solely to allow the applicable Trustees and Agents to make the distributions set forth in the Plan; and

(iii)
all security interests granted by any of the Concordia Entities in respect of the Subordinated Promissory Note shall be, and shall be deemed to be, released, discharged and extinguished pursuant to the Plan.

(i)
Concurrently with the steps set forth in paragraph (f) above, Concordia shall pay to each Funding Private Placement Party its Private Placement Pro Rata Share of the Private Placement Commitment Consideration, in accordance with Section 4.4 of the Plan.

(j)	Concurrently with the steps set forth in paragraph (f) above:

(i)
all accrued and unpaid interest outstanding in respect of the Secured Debt (calculated at the contractual non-default rate applicable under the relevant Secured Debt Document, not including any compound interest and based on the outstanding principal amount of the applicable Secured Debt (not reduced by any unamortized original issue discount), unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates, not including any compound interest) or amortization, as applicable, under the Secured Debt, on or prior to the Effective Date, in which case interest shall accrue at the default-rate for the period from such default until the Effective Date, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of the CBCA Proceedings) shall be paid by Concordia to the Secured Debtholders in cash;

(ii)
Concordia, the New Senior Secured Debt Guarantors and the New Senior Secured Notes Trustee shall enter into the New Senior Secured Notes Indenture together with all related documentation as agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably;

(iii)
Concordia, the New Senior Secured Debt Guarantors and the New Senior Secured Term Loan Agent shall enter into, and the New Senior Secured Term Loan Lenders shall enter into or be deemed to enter into, the New Senior Secured Term Loan Agreement together with all related documentation as agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably;

(iv)	in exchange for, and in full and final settlement of, the Remaining Secured Debt, Concordia shall pay to each Secured Debtholder:

(A)	its Secured Debtholder Pro Rata Share of the Secured Debt Repayment Amount, in accordance with Section 4.3 of the Plan;

(B)	its Secured Debtholder Pro Rata Share of the Additional Cash Amount, if any, in accordance with Section 4.3 of the Plan;

(C)
its New Senior Secured Debt in the form of New Senior Secured Term Loans and/or New Senior Secured Notes, as applicable in accordance with Section 3.1 of the Plan (as may be adjusted and/or allocated pursuant to Section 3.1 of the Plan), in an aggregate principal amount equal to its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans in accordance with Section 3.1 of the Plan, which New Senior Secured Debt shall be distributed in the manner described in Section 4.1 of the Plan; and

(D)	if such Secured Debtholder is an Early Consenting Secured Debtholder, its Secured Debtholder Early Consent Cash Consideration, in accordance with Section 4.3 of the Plan, provided that all consideration payable by Concordia to the Secured Swap Lender in consideration for the full and final settlement of its Secured Debtholder Claims under the Secured Swap Instruments shall be paid by Concordia on behalf of CIJL.

(k)
Except as set forth in Section 3.1(j)(ii) of the Plan, concurrently with the delivery of the Secured Debt Repayment Amount, the Additional Cash Amount, the New Senior Secured Debt and the Secured Debtholder Early Consent Cash Consideration as contemplated by the Plan:

(i)
the Secured Debtholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and such Secured Debtholder shall have no further right, title or interest in and to the Secured Debt or its Secured Debtholder Claim;

(ii)
the Secured Debt and the Secured Debt Documents shall be cancelled, provided that the Secured Debt Documents shall remain in effect solely to allow the applicable Trustees and Agents to make the distributions set forth in the Plan; and

(iii)
all security interests granted by any of the Concordia Entities in respect of the Secured Debt shall be, and shall be deemed to be, released, discharged and extinguished pursuant to the Plan, and the Collateral Agents shall be directed to file any and all documents necessary to effectuate the release of all liens or security interests created pursuant to the Secured Debt Documents in any and all applicable jurisdictions.

(l)	CHCL shall transfer all of its assets to Concordia in consideration for a non-interest bearing promissory note issued by Concordia in a principal amount equal to the value of the transferred assets.

(m)
Concordia shall pay in full in cash the outstanding reasonable and documented fees and expenses of the Advisors pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with the Advisors (except as such terms relate to the timing for payment of such reasonable and documented outstanding fees and expenses).

(n)	The releases referred to in the Plan shall become effective.

(o)	The Management Incentive Plan shall be deemed to be approved by the existing Shareholders and those persons receiving New Limited Voting Shares pursuant to the Plan.
CONDITIONS PRECEDENT TO THE IMPLEMENTATION OF THE PLAN
The implementation of the Plan is conditional upon the fulfillment, satisfaction or waiver (to the extent permitted under the Plan) of the following conditions precedent, in each case in accordance with the terms thereof:

(a)
the Court shall have granted the Final Order and the Final Order shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Applicants or the Majority Initial Consenting Debtholders, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired;

(b)	no Law shall have been passed and become effective, the effect of which makes the consummation of the Plan illegal or otherwise prohibited;

(c)	all conditions to implementation of the Plan set out in the Support Agreement shall have been satisfied or waived in accordance with their terms;

(d)	all conditions to implementation of the Plan set out in the Subscription Agreement shall have been satisfied or waived in accordance with their terms;

(e)
Concordia shall be a public company following the implementation of the Plan and the Limited Voting Shares shall be approved for trading on the TSX or on another Designated Offshore Securities Market acceptable to the Majority Private Placement Parties, subject only to receipt of customary final documentation; and

(f)	the Articles Amendments shall be in form and substance acceptable to the Applicants and the Majority Private Placement Parties.
BACKGROUND TO AND REASONS FOR THE RECAPITALIZATION TRANSACTION
The Concordia Group is a diverse, international specialty pharmaceutical company primarily focused on off-patent pharmaceutical products. The Concordia Group generates revenue through the sale of a diversified portfolio of more than 200 established, off-patent products in more than 90 countries.
In 2017, the Corporation engaged in a process to develop a comprehensive long-term growth strategy to address certain challenges facing the Concordia Group posed by the decline in its operating performance, high leverage and foreign exchange risks, in addition to business environment challenges in both the North American and international markets. In connection with the development and execution of its long-term growth strategy, as announced by the Corporation in a press release on June 21, 2017, Concordia engaged PWP to provide the Corporation with financial advisory services. These services include, but are not limited to, helping the Corporation explore and evaluate potential transactional alternatives, including initiatives to optimize its capital structure.
This process led to the development of a five-year strategic plan known as the DELIVER strategy. On September 6, 2017, the Corporation publicly disclosed details of the DELIVER strategy by posting a management presentation and fact sheet describing the DELIVER strategy on its website. The DELIVER strategy seeks to position the Corporation as a leading European specialty ‘off-patent’ medicines player. The acronym DELIVER stands for:
Drive Growth in the United Kingdom
Expand into Key European Markets
Level-set the U.S. Business
Increase the Product Pipeline
Vary Our Approach to Non-Core Markets
Extend Our Lean Operating Model and Further Build Our Talent
Realign the Capital Structure

The Corporation believes that achieving an improved capital structure through a significant reduction of its debt obligations is required in order to be in a position to effectively execute on its DELIVER strategy.
In the summer of 2017, the Corporation and its advisors commenced discussions and began working closely with: (i) an ad hoc committee of certain holders of Secured Debt (the “Secured Debtholders Committee”); (ii) an ad hoc committee of certain holders of Unsecured Debt, certain of which also held certain Secured Debt (the “Unsecured Debtholders Committee” and, together with the Secured Debtholders Committee, the “Debtholders Committees”); and (iii) each of the respective legal and financial advisors for the Debtholders Committees with a view to advancing a potential transaction to improve the Corporation’s capital structure.
On October 20, 2017, the Corporation and CHCL, its subsidiary, commenced the CBCA Proceedings in connection with seeking to advance a potential transaction on a consensual basis with the Secured Debtholders Committee and the Unsecured Debtholders Committee. On October 20, 2017, the Court granted a Preliminary Interim Order which provided, among other things, a stay of proceedings in favour of the Concordia Entities on the terms set out therein while the Corporation continued to advance a recapitalization transaction with the Debtholder Committees and their respective advisors, each of which had executed confidentiality agreements with the Corporation.
In connection with the Corporation’s efforts to realign its capital structure, and taking into consideration the stay of proceedings granted by the Preliminary Interim Order and on the expectation that the Unsecured Debt would be addressed as part of any recapitalization transaction, the Corporation elected to not make certain scheduled payments in respect of the Unsecured Debt. Any steps or actions in respect of such non-payment have been stayed pursuant to the Preliminary Interim Order.
The commencement of the CBCA Proceedings resulted in an event of default under the Secured Term Loan Agreement, the Secured Notes Indenture and the 9.50% Unsecured Notes Indenture and an event of termination under the Secured Swap Instruments, which defaults are subject to the stay of proceedings granted by the Court pursuant to the Preliminary Interim Order. In addition, as a result of the foregoing events of default, a cross default was triggered under the 7.00% Unsecured Notes Indenture and the Unsecured Equity Bridge Loan Agreement, however any demand for payment of this debt has also been stayed by the Preliminary Interim Order. On October 20, 2017, the Secured Swap Lender issued a notice of termination with an effective date of October 23, 2017. During the CBCA Proceedings, the Corporation has been and intends to continue to make interest payments on the Secured Swap Claim Amount.
On November 9, 2017, the Corporation entered into a settlement agreement with the lenders under the Two Year Equity Bridge Credit and Guaranty Agreement pursuant to which the equity bridge facility under such agreement was settled for a discounted amount of $13.44 million (the total outstanding principal at the time of settlement was $33.61 million). In addition, as part of the CBCA Proceedings, the Corporation has agreed to terminate the Revolving Loan that was not drawn at the time of the commencement of the CBCA Proceedings. The Corporation has continued, and intends to continue, to make scheduled, ordinary course interest (at contractual non-default rates not including any compounding interest) and amortization payments under its Secured Debt instruments, as applicable.
As part of the CBCA Proceedings, to further assist with advancing discussions regarding the terms of a potential Recapitalization Transaction and related due diligence matters, Concordia entered into confidentiality agreements (collectively, the “Debtholder Confidentiality Agreements”) with Secured Debtholders and Unsecured Debtholders in the Debtholder Committees. The Debtholders subject to the Debtholder Confidentiality Agreements received certain confidential information about the Corporation and attended multiple due diligence meetings, including in-person meetings in New York and in London with Concordia’s management team and advisors, and the legal and financial advisors of the Debtholder Committees in connection with advancing and negotiating the proposed Recapitalization Transaction. The Debtholder Confidentiality Agreements were subject to a number of amendments and extensions in connection with the development of the Recapitalization Transaction to provide for additional diligence information and to allow for additional time for the Corporation and the Debtholder Committees to advance and finalize the terms of the proposed Recapitalization Transaction. These discussions continued for an extended period of time in light of, among other things, the complexities and changing nature of the Corporation’s business and the pharmaceutical industry.

In connection with advancing the proposed Recapitalization Transaction, the Corporation’s financial advisor, PWP, also contacted 20 third parties to discuss providing a new money investment in relation to a recapitalization of the Corporation. Of these 20 parties, four parties executed confidentiality agreements with the Corporation for purposes of conducting due diligence on the Corporation and its businesses, assets and outstanding liabilities. Ultimately, none of these third parties entered into material negotiations with the Corporation concerning a new money investment for the Corporation, or made a new money investment proposal to the Corporation.
The extensive efforts of the Corporation and the Debtholder Committees, and their respective advisors, have resulted in the proposed Recapitalization Transaction on the terms incorporated into the Plan. The Recapitalization Transaction is the culmination of significant time and effort on behalf of the Debtholder Committees and Concordia, undertaken with a view to executing a Recapitalization Transaction that is beneficial to the Corporation and its various stakeholders, taking into account their relative priorities and the financial and economic circumstances of the Corporation. In connection with the negotiation and agreement of the proposed Recapitalization Transaction by the Corporation and the Debtholder Committees, Secured Debtholders and Unsecured Debtholders holding, on an aggregate basis, approximately 72.1% and 64.2% of the outstanding Secured Debt and Unsecured Debt as at May 1, 2018, respectively, have entered into the Support Agreement with Concordia pursuant to which they have agreed to vote in favour of the Arrangement. See “Support Agreement”. In addition, concurrently with the execution of the Support Agreement, Concordia also negotiated the terms of and entered into the Subscription Agreement. See “Subscription Agreement”.
The following is a summary of certain factors, among others, which the Board reviewed and considered in relation to the Recapitalization Transaction:

(a)	the Corporation’s current financial situation, including the Corporation’s unsustainable debt levels and significant interest costs;

(b)	the Corporation’s extensive review of potential alternatives;

(c)	the terms of the proposed Recapitalization Transaction;

(d)
Secured Debtholders and Unsecured Debtholders holding, on an aggregate basis, approximately 72.1% and 64.2% of the outstanding Secured Debt and Unsecured Debt as at May 1, 2018, respectively, having entered into the Support Agreement;

(e)	the Corporation’s goals of enhancing its capital structure to enable it to implement its long-term growth strategy, maintaining stability and preserving value for the Corporation’s stakeholders; and

(f)	the MPA Opinion.
After careful consideration of the above-noted factors and other factors following consultation with its financial advisors and outside legal counsel, Management and the Board of Directors believe that the Recapitalization Transaction, if implemented will have the following benefits to Concordia and its stakeholders:

(a)	Concordia will reduce its total debt by approximately $2.4 billion;

(b)	Concordia will reduce its annual interest payments by approximately $172 million per year;

(c)
Concordia’s existing Shareholders will retain their Common Shares (which will be redesignated as Limited Voting Shares), subject to the Share Consolidation and the dilution resulting from the issuance of Limited Voting Shares pursuant to the Recapitalization Transaction, such that the existing Common Shares will represent approximately 0.35% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (subject to the MIP Dilution);

(d)
other than the cancellation of Affected Equity, Concordia’s obligations to employees, suppliers and customers will not be affected and will continue to be satisfied by the Corporation in the ordinary course; and

(e)	the Corporation’s realigned capital structure will provide it with a stronger financial foundation to pursue its growth and other objectives under its DELIVER strategy.
If the Recapitalization Transaction is not implemented pursuant to the Plan, the Corporation may effectuate the Recapitalization Transaction by way of an alternative implementation method or proceeding, including by way of an Alternative Implementation Process. See “Support Agreement – Alternative Implementation Process”.
See “Risk Factors – Risks Relating to the Non-Implementation of the Recapitalization Transaction”.
MPA Opinion
MPA Morrison Park Advisors Inc. (“MPA”) has provided the MPA Opinion to the Board of Directors, which concludes that, as of the date thereof: (i) the Arrangement is fair, from a financial point of view, to the Corporation; (ii) the Secured Debtholders, the Unsecured Debtholders and the existing Shareholders that are provided consideration under the Arrangement, respectively, would be in a better position, from a financial point of view, under the Arrangement than if the Corporation were liquidated; (iii) the consideration provided under the Arrangement to the Secured Debtholders is fair, from a financial point of view, to the Secured Debtholders; (iv) the consideration provided under the Arrangement to the Unsecured Debtholders is fair, from a financial point of view, to the Unsecured Debtholders; and (v) the consideration provided under the Arrangement to the existing Shareholders is fair, from a financial point of view, to the existing Shareholders.
The full text of the MPA Opinion is attached as Appendix K to this Information Circular. The MPA Opinion describes the scope of the review undertaken by MPA, the assumptions made by MPA, the limitations on the use of the MPA Opinion, and the basis of MPA’s fairness analysis for the purposes of the MPA Opinion, among other matters. The summary of the MPA Opinion set forth in this Information Circular is qualified in its entirety by reference to the full text of the MPA Opinion. MPA has provided its written consent to the inclusion of the MPA Opinion in this Information Circular. The MPA Opinion states that it may not be used or relied upon by any person other than the Board of Directors or for any other purpose without the express prior written consent of MPA.
Assumptions
The MPA Opinion relies on various assumptions, including the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by Concordia.
The MPA Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of May 15, 2018 and the condition and prospects, financial and otherwise, of Concordia, its subsidiaries and other material interests as they were reflected in the information reviewed by MPA. In its analyses and in preparing the MPA Opinion, MPA made numerous judgments with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.
The Arrangement is subject to a number of conditions outside the control of any party involved in the Arrangement and MPA has assumed that all conditions to the completion of the Arrangement can be satisfied in due course and in a reasonable amount of time and all consents, permissions, exemptions or orders of regulatory authorities will be obtained, without adverse conditions or qualifications. MPA expressed no views as to the likelihood that the conditions with respect to the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the timeframe indicated in the documentation relating to the Arrangement.
Limitations
MPA conducted such financial analyses as it believed were appropriate in the circumstances in order to arrive at the MPA Opinion. However, MPA has not been engaged to provide and has not provided and opinion as to any matter not specifically addressed in the MPA Opinion. In particular, MPA has not provided, and the MPA Opinion should not be construed as:

(a)	an opinion as to the manner in which the classes of Secured Debtholders, Unsecured Debtholders and existing Shareholders (collectively, “Securityholders”) were constructed;

(b)
an opinion as to the fairness of the Arrangement to the holders of any other securities of, or claims against, the Corporation (including, without limitation, holders of options, restricted share units, deferred share units, warrants, equity claims and similar instruments or claims) other than the Securityholders;

(c)	a formal valuation or appraisal of the Corporation or any of its securities or assets or the securities or assets of the Corporation’s associates or affiliates;

(d)	an opinion as to the fairness of the process underlying the Arrangement;

(e)
an opinion concerning the future trading price of any of the securities of the Corporation, or of the securities of its associates or affiliates following completion of the Arrangement, including without limitation the New Senior Secured Debt (which MPA assumed for the purposes of its analyses to be valued at the par value of the New Senior Secured Debt);

(f)
an opinion as to the fairness of the Management Incentive Plan to the Corporation or any Securityholder of the Corporation (however, MPA has assumed that the terms of the Management Incentive Plan will be comparable to incentive plans provided by companies similar to the Corporation);

(g)
a recommendation to any Securityholder as to (i) whether or not the securities held by such Securityholder should be held or sold, or (ii) to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement;

(h)	an opinion of the merits of entering into the Arrangement or any alternative business strategy; or

(i)	a recommendation to the Board as to whether it should approve the Arrangement.
The MPA Opinion was prepared and provided solely for the use of the Board, and may not be used or relied upon by any other person without the prior approval of MPA. MPA is not a legal, tax or accounting expert and MPA expressed no opinion concerning any of these matters regarding the Arrangement. MPA did not, in connection with the MPA Opinion, assess any income tax consequences that any particular Securityholder or Concordia may face in connection with the Arrangement.
MPA excluded from its definition of consideration the potential value of the opportunity to participate in the Private Placement, which is being afforded to certain Securityholders of the Corporation. MPA expressed no opinion on the value, if any, of such opportunity.
Fairness Considerations
For the purposes of the MPA Opinion, MPA considered, among other things, the following matters:

(a)
The current industry and economic environment for Concordia is characterized by a number of challenges. These challenges include, among others, increased regulatory and legislative scrutiny with respect to the pricing of generic and specialty medicines products in North American and international markets, significant competition in the formulation, production, distribution and marketing of generic and specialty medicines products in both North American and international markets, the ultimate form and timing of the potential exit from the European Union by the United Kingdom and otherwise known as “Brexit”, and significant and continued payer consolidation and rationalization. These challenges have increased the risk profile of the Corporation and have contributed to a significant decline in the financial and operating performance of Concordia, which in turn have made Concordia’s current capital structure unsustainable;

(b)	The Arrangement, if completed:

(i)	provides Concordia with an improved capital structure, by reducing the total amount of debt outstanding; and

(ii)
reduces the risk that Concordia’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance the operating and capital expenditures necessary to execute its operating strategy and service, and ultimately repay, its debt;

(c)
MPA conducted a variety of financial analyses with respect to Concordia as a going concern, including comparable companies analysis, precedent transactions analysis and discounted cash flow analysis (the “MPA Financial Analysis”) and determined that:

(i)	Concordia’s implied pro forma enterprise value, after giving effect to the Arrangement, is within the range of going-concern values determined in the MPA Financial Analysis; and

(ii)
the consideration to be provided under the Arrangement is within the ranges of recoveries implied by the MPA Financial Analysis, in the case of the consideration provided under the Arrangement to the Secured Debtholders and the Unsecured Debtholders, and greater than the recovery implied by the MPA Financial Analysis, in the case of the consideration provided under the Arrangement for the existing Shareholders;

(d)
The Arrangement is the result of extensive negotiations among certain Secured Debtholders, certain Unsecured Debtholders, Concordia and their respective legal and financial advisors, each of whom had access to confidential information regarding Concordia;

(e)
Secured Debtholders holding not less than 72% of the Secured Debt, and Unsecured Debtholders holding not less than 64% of the Unsecured Debt, had executed the Support Agreement as of the date of the announcement of the Recapitalization Transaction;

(f)
Concordia has the opportunity, at this time, to effect a restructuring with the approval of the Secured Debtholders, the Unsecured Debtholders and the existing Shareholders in accordance with applicable law; and

(g)	MPA was advised that Concordia was not aware of any other feasible alternatives that are better than the Arrangement.
Additionally, MPA considered that a liquidation process would be likely to have a negative impact on the going concern enterprise value of Concordia, having regard to the following factors among others:

(a)	in a liquidation process, prospective buyers will be aware that the seller is compelled to sell the business or assets in an accelerated time frame;

(b)	a liquidation process is likely to have a negative impact on Concordia’s business as customers, suppliers and employees react to protect their interests; and

(c)
a liquidation process would give rise to significant incremental costs as new, senior secured “debtor in possession” financing may be required to post trade credit and fund the operations during the process. Additional legal and financial advisory costs would be incurred to implement the liquidation and engage in the associated legal proceedings. These costs would reduce Concordia’s value or would be recovered out of sale proceeds that would otherwise be available to the security holders of Concordia.

Independence of MPA
Pursuant to an engagement letter dated March 9, 2018 (the “MPA Engagement Agreement”), MPA was engaged by Concordia to provide the MPA Opinion and will receive fees for its services. Concordia has agreed to indemnify MPA in respect of certain matters relating to its engagement and MPA will be reimbursed for its reasonable out of pocket expenses. No portion of MPA’s fees is contingent upon the successful completion of the Arrangement.

Neither MPA nor any of its affiliated entities is an associated entity or affiliated entity or insider of Concordia, or its respective associates or affiliates. MPA is also independent of the parties who have entered into the Support Agreement with Concordia as of the date of the public announcement of the Support Agreement, as such parties have been identified to MPA by Goodmans LLP, counsel to Concordia.
As an independent investment banking advisory firm, MPA does not act on behalf of clients as a trader or underwriter of securities, although it may take principal positions on its own behalf from time to time. In the future, in the ordinary course of its business, MPA may provide investment banking services to Concordia or its respective associates or affiliates. Except as expressed in the MPA Opinion, there are no understandings, agreements or commitments between MPA and Concordia or any of its respective associates or affiliates with respect to any future business dealings.
Recommendation of the Board of DirectorsAfter careful consideration and based on a number of factors, including the MPA Opinion, and after an extensive review of its alternatives, Concordia’s Board of Directors has determined that the Recapitalization Transaction is in the best interests of the Corporation and its stakeholders, and unanimously recommends that the Secured Debtholders, Unsecured Debtholders and existing Shareholders vote in favour of the Arrangement. Future liquidity and operations of the Corporation are dependent on the ability of the Corporation to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Corporation does not complete the realignment of its capital structure through the CBCA Proceedings, it will be necessary to pursue other restructuring strategies. If the Recapitalization Transaction is not implemented pursuant to the Plan, the Corporation may effectuate the Recapitalization Transaction by way of an alternative implementation method or proceeding, including by way of an Alternative Implementation Process. See “Support Agreement – Alternative Implementation Process”. The Board of Directors also considered various factors discussed in the foregoing section entitled “Background to and Reasons for the Recapitalization Transaction”, including the necessity to realign Concordia’s capital structure in connection with pursuing the implementation of the DELIVER strategy. Further, the Board of Directors took note of the fact that it had received the Support Agreement from Debtholders holding approximately 72.1% and 64.2% of the outstanding principal amount of the Corporation’s Secured Debt and Unsecured Debt as at May 1, 2018, respectively, as of the date of their deliberations and the fact that Shareholders would retain their Common Shares, subject to the Share Consolidation and the dilution described herein. Finally, the Board of Directors considered the fact that the holders of existing Common Shares would likely receive no recovery at all in the event that the Corporation is required to pursue or implement the Recapitalization Transaction by way of an Alternative Implementation Process.
EFFECT OF THE RECAPITALIZATION TRANSACTION
The Recapitalization Transaction is expected to substantially improve the capital structure of Concordia by reducing the amount of outstanding total debt (including cross currency swap liabilities) by approximately $2.4 billion. With a realigned capital structure, Concordia will benefit from a reduction in the annual interest cost related to the Debt of approximately $172 million, as well as a stronger financial foundation that will support Concordia’s long-term growth. Management of Concordia believes that the Recapitalization Transaction is in the bests interests of Concordia and its stakeholders and will enable Concordia to continue to pursue and implement its DELIVER strategy.
The following unaudited pro forma consolidated financial information is presented for illustrative purposes only to show the effect of the Recapitalization Transaction on Concordia’s consolidated capital structure. It is not necessarily indicative of the Corporation’s financial position that would have occurred had the Recapitalization Transaction occurred on the dates presented in the unaudited pro forma consolidated financial information, or of the results expected in future periods.

	Actual as at March 31, 2018 ($ thousands)	Pro Forma as at March 31, 2018 ($ thousands)

Long-term debt, including current portion	3,703,357	1,413,550
Cross currency swap liability	114,431	-
Shareholders’ equity (deficit)	(1,977,056)	461,599
Total capitalization	1,840,732	1,875,149
Cash and cash equivalents	343,834	212,134
Ratios
Long-term debt to equity	NM(1)	3.06:1
Long-term debt as a percentage of total capitalization(2)	207%	75%
Notes:
(1)    Amount is Not Meaningful (NM) given net deficit position of shareholders equity in actual amounts reported as at March 31, 2018.
(2)    Ratio includes cross currency swap liability as at March 31, 2018 given it is a secured claim and liability of Concordia.

SUPPORT AGREEMENT
On May 1, 2018, Concordia, CHCL and certain other subsidiaries of Concordia entered into the Support Agreement with the Initial Consenting Debtholders, which collectively held approximately 72.1% of the Secured Debt and 64.2% of the Unsecured Debt as at May 1, 2018. As of the date hereof, the Recapitalization Transaction has the support of holders of approximately 76.6% of the Secured Debt and 64.2% of the Unsecured Debt.
The following is a summary of the principal terms of the Support Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Covenants
Pursuant to the Support Agreement, and subject to the terms and conditions thereof, Initial Consenting Debtholders agreed to, among other things:

(a)
vote (or cause to be voted) all of their Secured Debt, Unsecured Debt and Common Shares, as applicable, in favour of the Plan and against any matter or transaction that could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization Transaction or the Plan, as applicable, and to tender their respective proxies for any such vote;

(b)
not, directly or indirectly, sell, assign, lend, pledge, hypothecate, dispose or otherwise transfer any of their Secured Debt, Unsecured Debt and Common Shares or any rights or interests therein (or permit any of the foregoing with respect to any of their Secured Debt, Unsecured Debt and Common Shares) or enter into any agreement, arrangement or understanding in connection therewith except with the prior written consent of Concordia, subject to certain permitted exceptions;

(c)
not to take any action that is inconsistent, in any material respect, with its obligations under the Support Agreement or that would frustrate, hinder or delay the consummation of the Recapitalization Transaction and the Plan;

(d)
not propose, file, solicit, vote for or otherwise support any alternative offer, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Corporation that is inconsistent with the Recapitalization Transaction and the Plan, except with the prior written consent of the Corporation; and

(e)
support, and to instruct their respective Advisors to support all motions filed by the Corporation in the CBCA Proceedings that are consistent with and in furtherance of the Recapitalization Transaction and the Plan and, if requested by the Corporation, provide commercially reasonable assistance to the Corporation in obtaining any required regulatory approvals and/or required material third party approvals to effect the Recapitalization Transaction, in each case at the expense of the Corporation.

Pursuant to the Support Agreement, and subject to the terms and conditions thereof, Concordia agreed to, among other things, take all reasonable actions necessary to obtain any regulatory approvals for the Recapitalization Transaction and to achieve the following timeline (which timeline may be extended at any time as agreed by the Corporation and the Majority Initial Consenting Debtholders):

(a)	filing the application in the CBCA Proceedings seeking the Interim Order by no later than May 2, 2018;

(b)	obtain entry of the Interim Order by the Court by no later than May 2, 2018;

(c)	commence solicitation procedures with respect to the Plan on or before May 30, 2018;

(d)	the Plan shall have been approved by the Court pursuant to the Final Order by no later than August 17, 2018;

(e)	the Recapitalization Transaction shall have been implemented pursuant to the Plan on or prior to the Outside Date; and

(f)	comply with the CCAA Timeline and Terms and the Chapter 11 Timeline and Terms, if and as applicable.
Representations and Warranties
The parties to the Support Agreement made a number of customary representations and warranties regarding themselves, the Support Agreement and the Recapitalization Transaction.
Alternative Implementation Process
The Recapitalization Transaction and the Arrangement are being implemented pursuant to the Plan. Pursuant to the Support Agreement, the Corporation has the ability, to the extent that the CBCA Conditions are not satisfied by August 17, 2018 (or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders, acting reasonably) or it is otherwise determined by the Corporation, the Majority Initial Consenting Debtholders and the Majority Private Placement Parties that the Recapitalization Transaction shall not be implemented pursuant to the Plan for any reason, to advance the Recapitalization Transaction on substantially the same terms as described in this Information Circular, pursuant to any alternative proceedings commenced by the Corporation under the CCAA (a “CCAA Proceeding”), subject to the prior consent of the Majority Initial Consenting Debtholders and the Majority Private Placement Parties, in their sole discretion, or Chapter 11 of the United States Bankruptcy Code (a “Chapter 11 Process”), which will be supported by the Consenting Debtholders, provided that:

(a)
the Recapitalization Transaction shall be implemented on substantially the same terms as set forth in the Support Agreement and the Subscription Agreement, with any necessary amendments as the structure and implementation of the Recapitalization Transaction may reasonably require pursuant to the CCAA Proceedings or the Chapter 11 Process (each, an “Alternative Implementation Process”), as applicable, and as may be acceptable to Concordia, the Majority Initial Consenting Debtholders and the Majority Private Placement Parties, each acting reasonably, provided that provisions of the Recapitalization Transaction pertaining to releases shall be binding in connection with implementation of the Recapitalization Transaction pursuant to an Alternative Implementation Process;

(b)
(i) if the Majority Initial Consenting Debtholders and the Majority Private Placement Parties have agreed, in their sole and absolute discretion, to the implementation of the Recapitalization Transaction pursuant to the CCAA Proceedings and the Corporation complies with the CCAA Timeline and Terms, the Support Agreement shall remain in full force and effect pursuant to its terms; or (ii) if the Corporation commences the Chapter 11 Process and complies with the Chapter 11 Timeline and Terms, the Support Agreement shall remain in full force and effect pursuant to its terms; and

(c)
Concordia and the Initial Consenting Debtholders and their respective advisors shall work cooperatively in respect of all matters necessary to structure and implement the Recapitalization Transaction pursuant to the applicable Alternative Implementation Process.

The Support Agreement provides that the following actions will be completed within the following timeline (or such other dates as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably) and subject to the following conditions (which may be waived or amended as agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably):

(a)	Concordia shall commence solicitation of the Plan on or prior to May 30, 2018;

(b)
the Plan shall have been approved by the requisite majority of votes cast by Shareholders voting in person or by proxy at the Shareholders’ Meeting, as required pursuant to the Interim Order, or the Court shall approve the Plan pursuant to paragraph (c) below, notwithstanding whether or not such Shareholder approval has been obtained, provided that such approval by the Court does not result in (x) a change to the economics of the Plan or the consideration payable to the Secured Debtholders and the Unsecured Debtholders pursuant to the Plan, or (y) the loss of Concordia’s listing on the TSX or such other recognized securities exchange as may be acceptable to Concordia and the Majority Private Placement Parties;

(c)
the Final Order shall have been granted by no later than August 17, 2018, and the Final Order shall include the Existing Equity Claims Relief relating to the period prior to the Effective Date or such Existing Equity Claims Relief shall have otherwise been addressed by no later than August 17, 2018 in a manner satisfactory to Concordia and the Majority Private Placement Parties, in their reasonable discretion (paragraphs (b) and (c) collectively, the “CBCA Conditions”); and

(d)	the Recapitalization Transaction authorized pursuant to the Plan shall have been implemented on or prior to September 30, 2018.
Pursuant to the Support Agreement, the Corporation may implement the Recapitalization Transaction through the CCAA Proceedings subject to the terms therein, including that the Recapitalization Transaction is implemented on the following timeline and terms (the “CCAA Timeline and Terms”):

(a)
to the extent the Majority Initial Consenting Debtholders and the Majority Private Placement Parties, in their absolute and sole discretion, have consented to the implementation of the Recapitalization Transaction through the CCAA Proceedings, then the actions necessary to structure and implement the Recapitalization Transaction pursuant to a CCAA Plan in CCAA Proceedings will be completed on or by such dates agreed to by Concordia and the Majority Initial Consenting Debtholders;

(b)	Concordia shall commence the CCAA Proceedings and obtain an initial order in form acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably;

(c)
the Court shall approve the CCAA Plan pursuant to a sanction order in form acceptable to the Majority Initial Consenting Debtholders and the Majority Private Placement Parties, in their sole and absolute discretion;

(d)
the implementation of the Recapitalization Transaction shall have occurred on or prior a date agreed to by the Majority Initial Consenting Debtholders and the Majority Private Placement Parties, in their sole and absolute discretion; and

(e)	the Recapitalization Transaction to be implemented pursuant to the CCAA Plan may be modified as agreed by the Corporation and the Majority Initial Consenting Debtholders.
Pursuant to the Support Agreement, the Corporation may implement the Recapitalization Transaction through the Chapter 11 Process subject to the terms therein, including that the Recapitalization Transaction is implemented on the following timeline and terms (the “Chapter 11 Timeline and Terms”):

(a)	Concordia shall commence the Chapter 11 Process with the Bankruptcy Court by August 31, 2018 (the “Petition Date”);

(b)
Concordia shall file the Chapter 11 Disclosure, in the form attached as Appendix N to this Information Circular, and the Chapter 11 Plan, in the form attached as Appendix O to this Information Circular, on the Petition Date;

(c)
Concordia shall obtain an entry of an interim order by the Bankruptcy Court authorizing it to use cash collateral within five (5) days of the Petition Date, which shall contain customary stipulations between Concordia and the Secured Debtholders with respect to the Secured Debt and the following adequate protection provisions:

(i)
the current payment during the Chapter 11 Process of the reasonable fees and expenses of the Initial Consenting Secured Debtholders Advisors pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such advisors;

(ii)
the current payment of all reasonable and documented fees, expenses, indemnities and other amounts owing to the Secured Term Loan Agent including, without limitation, the current payment of all reasonable and documented professional fees and expenses owing to the Secured Term Loan Agent pursuant to Section 10.5 of the Secured Term Loan Agreement;

(iii)
the reasonable and documented fees, expenses and disbursements of the Secured Swap Lender (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Swap Lender, acting reasonably);

(iv)	customary superpriority claims and liens in favor of the secured parties under the Secured Debt Documents;

(v)	continued satisfaction on a timely basis of all reporting obligations under the Secured Term Loan Agreement, unless otherwise agreed to by the Secured Term Loan Agent and the Corporation;

(vi)
unless otherwise agreed to by the Majority Initial Consenting Unsecured Debtholders, the current payment during the Chapter 11 Process of the reasonable fees and expenses of the Initial Consenting Unsecured Debtholders Advisors in their capacity as advisors to certain Consenting Debtholders holding Secured Debt; and

(vii)
cash payments to the holders of Secured Debt (which payments Concordia shall pay on a monthly basis) in an amount equal to the sum of (a) current at contractual non-default rates accruing under the Secured Swap Interest Settlement Agreement or the applicable governing documents, determined in accordance with the Support Agreement; provided, however, that any payment of interest on a current basis during the Chapter 11 Process shall be subject to recharacterization as payments of principal to the extent of entry of a court order finding the holders of Secured Debt to be undersecured, plus (b) any fees and expenses accruing in respect of any Letters of Credit (as defined in the Secured Term Loan Agreement).

(d)	Concordia shall obtain an entry of a final order by the Bankruptcy Court authorizing it to use cash collateral within forty five (45) days of the Petition Date, which shall contain the adequate protection provisions substantially similar to those in the Interim Order; provided that with respect to the clauses (c) and (d), to the extent any applicable deadline set forth in the Support Agreement is extended, (i) the Corporation may seek to enter into debtor-in-possession financing that is on terms reasonably acceptable to the Corporation and the Majority Initial Consenting Debtholders, each acting reasonably and (ii) Majority Initial Consenting Debtholders may, each acting reasonably, request modifications to the adequate protection set forth in either the interim order or final order authorizing the use of cash collateral;

(e)	Concordia shall obtain entry of an order by the Bankruptcy Court approving the Chapter 11 Disclosure and confirming the Chapter 11 Plan on or prior to the date that is 60 days after the Petition Date;

(f)	the implementation of the Recapitalization Transaction (the “Chapter 11 Effective Date”) shall have occurred on or prior to the date that is 90 days after the Petition Date; and

(g)	the Recapitalization Transaction shall be modified as follows (and as further agreed by the Corporation and the Majority Initial Consenting Debtholders):

(i)
In full and final settlement of the Secured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees and security pertaining to the Secured Debt, and the cancellation of the Secured Debt Documents, each Secured Debtholder will become entitled to and shall receive on the Chapter 11 Effective Date: (i) payment in full, in cash, of post-petition interest at contractual non-default rates, unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates) or amortization, as applicable, under the Secured Debt, on or prior to the Chapter 11 Effective Date, in which case interest shall be paid at the default-rate for the period from such default until the Chapter 11 Effective Date, for certainty, without giving effect to any acceleration under the Secured Debt; (ii) its pro rata share of the Additional Cash Amount; (iii) its pro rata share of the New Senior Secured Debt, in the form of the New Senior Secured Term Loan and/or the New Senior Secured Notes, as applicable; and (iv) cash consideration equal to 5% of the principal amount (which shall be calculated by reducing such principal amount by any unamortized OID and excluding any make-whole premiums, redemption premiums or other similar premiums) of Secured Debt held by such Secured Debtholder. For certainty, the aggregate amount of consideration payable to Secured Debtholders under the Chapter 11 Plan shall equal 93.3835% of the principal amount of such Secured Debtholders’ Secured Debtholders Claims (for certainty reduced by any unamortized OID and excluding any make-whole premiums, redemption premiums or other similar premiums and not taking into account consideration pursuant to paragraph (iv) below).

(ii)
In full and final settlement of the Unsecured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees pertaining to the Unsecured Debt, and the cancellation of the Unsecured Debt Documents, each Unsecured Debtholder will become entitled to and shall receive on the Chapter 11 Effective Date its pro rata share of Limited Voting Shares representing 11.96% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (subject to the MIP Dilution).

(iii)
Concordia and the Majority Private Placement Parties may elect to exclude the Subordinated Promissory Note from the Unsecured Debt Documents and address the Subordinated Promissory Note in a manner acceptable to Concordia and the Majority Private Placement Parties.

(iv)
Unless otherwise agreed by the Majority Private Placement Parties, all Limited Voting Shares outstanding immediately prior to implementation of the Chapter 11 Plan shall be cancelled without any consideration therefor. Unless otherwise agreed by the Majority Private Placement Parties, each Secured Debtholder shall receive its pro rata share of such number of Limited Voting Shares as determined by the Majority Private Placement

Parties, acting reasonably, which shall in no case exceed 0.35% of the amount of outstanding Limited Voting Shares immediately following implementation of the Recapitalization Transaction (subject to MIP Dilution).

(v)	For the purposes of the Chapter 11 Plan, the definition of “Equity Claim” shall mean any ‘equity security’ as defined in section 101(16) of the United States Bankruptcy Code.

(vi)	The Additional Cash Amount shall not be payable in the Chapter 11 Process.

(vii)
Unless otherwise agreed by Concordia and the Majority Private Placement Parties, the Private Placement Parties shall not be entitled to apply the cash consideration amounts set out in sub-section (g)(i) above towards their Private Placement Commitments.

Concordia is completing a solicitation process in respect of the Chapter 11 Plan concurrently with the solicitation process in respect of the Plan. The Interim Order provides that, subject to the terms of the Support Agreement: (i) the provisions of the Interim Order relating to calling, holding and conduct of the applicable Meetings, the procedures for voting by Secured Debtholders and Unsecured Debtholders at the applicable Meeting, the elections by Secured Debtholders, the entitlement to additional consideration and any other similar matters shall continue to apply in proceedings commenced under the CCAA for purposes of implementing the Arrangement; (ii) any votes cast in favour of resolutions approving the Arrangement at the Secured Debtholders’ Meeting and the Unsecured Debtholders’ Meeting (whether in person or by proxy) may be counted in favour of a resolution or resolutions of the applicable Secured Debtholders and Unsecured Debtholders approving the Arrangement under a proceeding under the CCAA; and (iii) the Plan may serve as the form of plan of arrangement under the CCAA with any corresponding amendments agreed to by Concordia and the Majority Initial Consenting Debtholders in order for the Arrangement to be implemented pursuant to the CCAA. See “Alternative Implementation Process”.
Superior Transaction
The Support Agreement provides that, to the extent the Corporation receives a bona fide unsolicited written proposal, it is permitted to negotiate and enter into a transaction (a “Superior Transaction”) in respect of any such proposal, if following receipt of legal and financial advice and after consulting with the Advisors, and having regard to the extent of Secured Debtholder and Unsecured Debtholder support that may exist for any such Superior Transaction and the requisite Secured Debtholder and Unsecured Debtholder approvals that would be required to implement such Superior Transaction, the Board determines that such proposal: (i) would reasonably be expected to result in a transaction more favourable to the Corporation and its debtholders than the Recapitalization Transaction; (ii) such Superior Transaction will provide that the Secured Debtholders shall, in respect of their Secured Debt, be repaid the principal amount of the Secured Debt in full in cash plus any accrued interest (at the default rate from the date of the Preliminary Interim Order), and any fees and expenses payable to them as part of the Recapitalization Transaction; and (iii) such Superior Transaction will provide that the Unsecured Debtholders shall, in respect of their Unsecured Debt, receive consideration greater in value to that payable to them under the Plan and any fees and expenses payable to them as part of the Recapitalization Transaction.
Conditions
The Support Agreement stipulates that the following conditions, among others, must be satisfied or waived in accordance with the terms therein prior to the implementation of the Recapitalization Transaction:

(a)	the Plan shall have been approved by (i) the Court; and (ii) the requisite majority of affected creditors and, if applicable, Shareholders, as and to the extent required by the Court and the CBCA;

(b)
the Final Order (i) shall have been entered by the Court and (ii) shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Corporation or the Majority Initial Consenting Debtholders, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired;

(c)
the Plan and all Definitive Documents (as defined in the Support Agreement) shall be in form and substance acceptable to the Corporation and the Majority Initial Consenting Debtholders; provided that: (i) the Subscription Agreement shall be in form and substance acceptable to the Corporation and the Majority Private Placement Parties, acting reasonably, (ii) the Investor Rights Agreement shall be in form and substance acceptable to the Corporation and the Majority Private Placement Parties, and (iii) the New Senior Secured Debt shall be in form and substance acceptable to the Corporation, acting reasonably, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties;

(d)
all required stakeholder, regulatory, Court approvals, consents, waivers and filings required to be made by the Corporation and/or its subsidiaries, as applicable, shall have been obtained or made, as applicable, on terms satisfactory to the Corporation and the Majority Initial Consenting Debtholders, and copies of any and all such approvals, consents and/or waivers shall have been provided to the Advisors;

(e)
all filings that are required under applicable Laws in connection with the Recapitalization Transaction required to be made by the Corporation and/or its subsidiaries, as applicable, shall have been made and any material regulatory consents or approvals that are required in connection with the Recapitalization Transaction shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(f)
there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan that restrains, impedes or prohibits (or if granted would reasonably be expected to restrain, impede or prohibit), the Recapitalization Transaction or the Plan or any material part thereof or requires or purports to require a material variation of the terms of the Recapitalization Transaction;

(g)	the terms of the Management Incentive Plan shall be on the terms set out in the Support Agreement and as otherwise acceptable to Concordia and the Majority Initial Consenting Debtholders;

(h)	the CBCA Director shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the Plan; and

(i)	the Effective Date shall have occurred no later than the Outside Date.
Additionally, the Support Agreement provides that, subject to the terms and conditions thereof, Concordia shall have made all scheduled payments of interest (at contractual non-default rates not including any compounding interest, unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates not including any compounding interest) or amortization, as applicable, under the Secured Debt, on or prior to the Effective Date, in which case interest shall be paid at the default-rate for the period from such default until the Effective Date, for certainty, without giving effect to any acceleration under the Secured Debt) and amortization, as applicable, under the Secured Debt Documents owing, without giving effect to any acceleration under the Secured Debt as a result of the commencement of the CBCA Proceedings.
Termination
The Support Agreement may be terminated by the Majority Initial Consenting Secured Debtholders or the Majority Initial Consenting Unsecured Debtholders (in each case, provided that the Debt held by Breaching Debtholders (as defined in the Support Agreement) shall be excluded when determining whether the Majority Initial Consenting Secured Debtholders or the Majority Initial Consenting Unsecured Debtholders, as applicable, are entitled to so terminate) if, among other things, Concordia fails to meet any of the milestones set forth therein or publicly recommends, enters into a written agreement to pursue, or directly or indirectly proposes, supports, assists, solicits or files a motion or pleading seeking approval of a Superior Transaction. See “Support Agreement – Covenants” and “Support Agreement – Superior Transaction”.

The Support Agreement may be terminated by Concordia if, among other things, Concordia enters into an agreement supporting a Superior Transaction or the Recapitalization Transaction has not been completed by the Outside Date. Additionally, Concordia may terminate the Support Agreement if the Debtholders that are party thereto hold in the aggregate less than 66⅔% of the principal amount of outstanding Secured Debt or 50% of the principal amount of outstanding Unsecured Debt.
The Support Agreement will terminate automatically if, among other things, the CCAA Timeline and Terms or the Chapter 11 Timeline and Terms are not satisfied in the event of a CCAA Proceeding or Chapter 11 Process, if and as applicable, except to the extent that a waiver or extension has been provided by the Majority Initial Consenting Debtholders and/or the Majority Private Placement Parties, as applicable.
In addition, the Support Agreement may be terminated by mutual consent of all the parties thereto.
SUBSCRIPTION AGREEMENT
A total of $586.5 million, subject to reduction in accordance with the Subscription Agreement (the “Total Offering Size”) will be raised pursuant to a private placement (the “Private Placement”) from certain Debtholders who have entered into the Subscription Agreement with Concordia concurrently with executing a Support Agreement (collectively, and as such parties may be replaced or added from time to time in accordance with the Subscription Agreement, the “Private Placement Parties”).
The following is a summary of the principal terms of the Subscription Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a copy of which is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Pursuant to the Subscription Agreement, the Private Placement Parties will purchase Limited Voting Shares at the Issue Price representing, in the aggregate, 87.69% of the outstanding Limited Voting Shares (the “Private Placement Shares”) immediately following the implementation of the Recapitalization Transaction, subject to the MIP Dilution.
Pursuant to and subject to the terms of the Subscription Agreement, as consideration for the Private Placement Commitments, each Private Placement Party shall earn upon the execution of the Subscription Agreement its Private Placement Pro Rata Share of the aggregate cash consideration equal to $44.0 million (the “Private Placement Commitment Consideration”). Pursuant to the Subscription Agreement, Concordia funded an amount equal to the aggregate Private Placement Commitment Consideration into escrow. The Private Placement Commitment Consideration shall be payable to the Private Placement Parties on such terms and conditions as agreed to by Concordia and the Majority Private Placement Parties, in accordance with the Subscription Agreement and/or in the escrow agreement related to the Private Placement Commitment Consideration entered into by, among others, Concordia and the Advisors.
Subject to the terms of the Subscription Agreement, Concordia shall pay the Private Placement Commitment Consideration, free and clear of any withholding or deduction for any applicable taxes, if:

(a)	the Subscription Agreement has been terminated as to all parties thereto (subject to certain terms and exceptions);

(b)	the Effective Date of the Plan in accordance with the Support Agreement;

(c)	the Effective Date of a CCAA Plan, if applicable, in accordance with the Support Agreement; or

(d)	the Effective Date of a Chapter 11 Plan, if applicable, in accordance with the Support Agreement, provided that, notwithstanding the above, the Private Placement Commitment Consideration shall not be paid pursuant to paragraph (a) above prior to June 29, 2018 or such later date as agreed to by the Majority Private Placement Parties.

Representations and Warranties
The parties to the Subscription Agreement made a number of customary representations and warranties regarding themselves, the Subscription Agreement and the Private Placement.
Conditions
The Subscription Agreement stipulates that the obligations of the parties thereto to complete the Recapitalization Transaction are subject to, among other things, the satisfaction or waiver of the following conditions prior to the Effective Time:

(a)
all conditions precedent to the Recapitalization Transaction and implementation of the Plan shall have been satisfied or waived in accordance with the terms of the Plan, and Concordia and the Majority Private Placement Parties, or respective counsel on behalf of such parties, shall have provided written confirmation that such conditions have been satisfied or waived as of the Effective Date;

(b)
there shall not be any pending actions, orders, decrees, investigations or proceedings, including appeals and applications for review, in progress, or to the knowledge of the Corporation or the knowledge of the Private Placement Parties, threatened, by or before any Governmental Entity in Canada, the United States or otherwise, in relation to the Private Placement Shares or the Private Placement, any of which is reasonably likely to be successful and which operates to prevent or restrict the lawful distribution of such shares (which prevention or restriction is continuing);

(c)	there shall be no Withdrawn Commitments (as defined in the Subscription Agreement) which are not acquired or assumed or otherwise assigned or reduced in accordance with the Subscription Agreement;

(d)
the amounts funded in escrow in respect of the Private Placement shall, by no later than the Business Day prior to the Effective Date, equal the Total Offering Size (subject to any adjustments as agreed in writing by Concordia and the Majority Private Placement Parties); and

(e)
there shall not be in effect any decision, order or decree issued by a Governmental Entity pursuant to applicable Laws that prevents or materially restricts the transactions contemplated by the Subscription Agreement or the Plan.

Covenants
Subject to and in accordance with the terms and conditions of the Subscription Agreement, the Support Agreement and the Plan, Concordia agreed to, among other things:

(a)
take all action as may reasonably be required so that, as of the Effective Date, the Private Placement Shares shall be conditionally approved for listing on the TSX or another Designated Offshore Securities Market acceptable to the Majority Private Placement Parties, subject only to receipt of customary final documentation;

(b)	take all action as may reasonably be required so that, as of the Effective Date:

(i)
the Private Placement Shares shall be freely tradable under applicable Canadian Securities Laws (provided that the trade is not a “control distribution” as defined in Canadian Securities Laws, no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade, no extraordinary commission or consideration is paid to a Person in respect of the trade, and if the selling security holder is an insider or officer of the issuer, the selling security holder has no reasonable grounds to believe that the issuer is in default of Canadian Securities Laws);

(ii)	assuming that the holder of the Private Placement Shares is not Concordia, a distributor, any of their respective affiliates or any Person acting on behalf of any of the foregoing,

the Private Placement Shares shall be eligible for immediate resale on or through the facilities of the TSX or another Designated Offshore Securities Market acceptable to the Majority Private Placement Parties, pursuant to Rule 904 of Regulation S (subject to execution and delivery by the seller of a declaration in the form attached as Schedule B to the Subscription Agreement or such other form as Concordia and the seller may agree);

(iii)
Concordia shall enter into, and shall have permitted each Private Placement Party to enter into, the Investor Rights Agreement on the Effective Date, which shall be consistent with the Governance Term Sheet and in form and substance acceptable to Concordia, acting reasonably, and the Majority Private Placement Parties; and

(iv)
to the extent required, Concordia shall amend its articles of incorporation, by-laws and other organizational documents in form and substance acceptable to Concordia, acting reasonably, and the Majority Private Placement Parties, which shall be consistent with the Governance Term Sheet, subject to any approvals required by, and in accordance with, applicable Laws; and

(c)
use commercially reasonable efforts to the extent possible under applicable Laws to maintain (i) a listing on the TSX or another Designated Offshore Securities Market acceptable to the Majority Private Placement Parties, and (ii) its status as a reporting company in the United States under Section 12 of the Securities Exchange Act of 1934, as amended.

Lock-Up
The Subscription Agreement provides that the Private Placement Shares will be subject to a lock-up period of six (6) months from the Effective Date unless otherwise agreed by the Majority Private Placement Parties, acting reasonably. The Private Placement Parties may transfer the Private Placement Shares during such lock-up period in conjunction with: (i) a bona fide third party take-over bid made to all Shareholders of Concordia or similar acquisition transaction; (ii) sales or transfers to Affiliates of such Private Placement Party, which include certain permitted transferees of such Private Placement Party, in such Private Placement Party’s sole and absolute discretion, provided that any such Affiliate shall first execute a lock-up covering the remainder of the lock-up period, or (iii) sales or transfers to any other Private Placement Party or Persons who have been Consenting Debtholders prior to the Effective Date (provided that any such Persons who are not Private Placement Parties shall first execute a lock-up agreement covering the remainder of the lock-up period), subject to providing prior written notice to Concordia in accordance with the Subscription Agreement. In addition to this lock-up period, the Private Placement Shares issued pursuant to the Private Placement will be subject to the restrictions on transfer, resale and conversion described below under “Description of the Recapitalization Transaction – Plan – U.S. Debtholders and Transfer Restrictions”.
Assignment of Private Placement Commitments
The Private Placement Parties are not entitled to assign their Private Placement Commitments to any other entity or individual without the prior written consent of Concordia and the Majority Private Placement Parties. Notwithstanding the foregoing, and subject to applicable securities laws, the Private Placement Parties are entitled to assign their Private Placement Commitments to: (i) any Affiliate, in such Private Placement Party’s sole and absolute discretion; and (ii) any other Private Placement Party, subject to (a) providing prior written notice to Concordia at least three (3) Business Days prior to any such assignment and the Majority Private Placement Parties consulting with Concordia with respect to applicable securities law, stock exchange, regulatory and tax considerations, and after such consultation, (b) the prior written consent of the Majority Private Placement Parties, each acting reasonably taking into account any applicable securities law, stock exchange, regulatory and tax matters; provided that no such assignments by Private Placement Parties may be made in the period that is ten (10) Business Days prior to the Effective Date.

Termination
The Subscription Agreement may be terminated as to all parties thereto by the delivery to Concordia of a written notice by the Majority Private Placement Parties in the exercise of their sole discretion, upon the occurrence and, if applicable, continuation of, among other things, any of the following events:

(a)	the Corporation fails to meet the milestones prescribed therein (as such deadlines may be extended pursuant to the terms of the Support Agreement);

(b)
if Concordia, CHCL or any applicable Concordia subsidiaries enters into an agreement (including, without limitation, any agreement in principle, letter of intent, memorandum of understanding or definitive agreement) with respect to an alternative offer, restructuring, sale of assets, merger, workout, plan of arrangement or plan of reorganization other than the Plan that is not expressly permitted by the Subscription Agreement or the Support Agreement or with the prior written consent of the Majority Private Placement Parties;

(c)
if Concordia, CHCL or any applicable Concordia subsidiaries publicly recommends, enters into a written agreement to pursue, directly or indirectly proposes, supports, assists, solicits or files a motion or pleading seeking approval of, a Superior Transaction;

(d)
the amendment, modification or the filing of a pleading by any Concordia Party (as defined in the Subscription Agreement) seeking to amend or modify the terms of the Recapitalization Transaction or the Plan or any material document or order relating thereto, unless such amendment, modification or filing is acceptable to the Majority Private Placement Parties; or

(e)	the occurrence of a Material Adverse Change.
In addition, the Subscription Agreement may be terminated by mutual agreement between Concordia and the Majority Private Placement Parties.
ALTERNATIVE IMPLEMENTATION PROCESS
The Corporation has the ability, to the extent the CBCA Conditions are not satisfied pursuant to the Support Agreement by August 17, 2018 (or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably) or it is otherwise determined by Concordia, the Majority Initial Consenting Debtholders and the Majority Private Placement Parties that the Recapitalization Transaction shall not be implemented pursuant to the Plan in the CBCA Proceedings for any reason, to advance the Recapitalization Transaction: (i) pursuant to the CCAA Proceedings, to the extent consented to by the Majority Initial Consenting Debtholders and the Majority Private Placement Parties; or (ii) under the Chapter 11 Process, in each case, with the support of the Initial Consenting Debtholders subject to the satisfaction of the CCAA Timeline and Terms and the Chapter 11 Timeline and Terms, respectively. See “Support Agreement”.
In order to be in the best position to efficiently advance the Chapter 11 Process, if applicable, Concordia is soliciting votes in respect of the Plan contemporaneously with soliciting votes in respect of a Chapter 11 Process. Concordia intends to complete and implement the Plan pursuant to the CBCA Proceedings; however, the contemporaneous solicitation of votes in respect of a Chapter 11 Process ensures that the Corporation has the future ability to complete the Recapitalization Transaction under such an alternative implementation process if the Corporation elects to do so in the future.
The Interim Order provides that, subject to the terms of the Support Agreement: (i) the provisions of the Interim Order relating to calling, holding and conduct of the applicable Meetings, the procedures for voting by Secured Debtholders and Unsecured Debtholders at the applicable Meeting, the elections by Secured Debtholders, the entitlement to additional consideration and any other similar matters shall continue to apply in proceedings commenced under the CCAA for purposes of implementing the Arrangement; (ii) any votes cast in favour of resolutions approving the Arrangement at the Secured Debtholders’ Meeting and the Unsecured Debtholders’ Meeting (whether in person or by proxy) may be counted in favour of a resolution or resolutions of the applicable Secured Debtholders and Unsecured Debtholders approving the Arrangement under a proceeding under the CCAA; and (iii) the Plan may serve as the form of plan of arrangement under the CCAA with any corresponding amendments agreed to by Concordia and the Majority Initial Consenting Debtholders in order for the Arrangement to be implemented pursuant to the CCAA.
The Chapter 11 Disclosure and the Chapter 11 Plan are attached as Appendix N and Appendix O to this Information Circular, respectively.
In the event that the Corporation proceeds to implement the Recapitalization Transaction by way of an Alternative Implementation Process, there may be no recovery of any kind or amount available for the current Shareholders.
CONCORDIA NEWCO
The Corporation may, with the prior written consent of the Majority Initial Consenting Debtholders, as a step in the implementation of the Recapitalization Transaction, transfer its assets and liabilities to a separate entity (“Concordia Newco”), in which case Concordia Newco would be the entity that would implement the Recapitalization Transaction, including issuing the Limited Voting Shares, pursuant to the Plan, CCAA Plan or Chapter 11 Plan, as applicable, and assuming all of the rights and obligations of Concordia as part of the Recapitalization Transaction. In the event that the Recapitalization Transaction is implemented by Concordia Newco, rather than the Corporation, Shareholder approvals may not be required and the Continuance and the Share Consolidation may not occur.
MANAGEMENT INCENTIVE PLAN
At the Shareholders’ Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Shareholders’ TSX MIP Resolution approving the adoption of a new management equity incentive plan (the “Management Incentive Plan”) for Concordia being implemented concurrently with the completion of the transactions contemplated in the Plan. The Management Incentive Plan will permit the granting of various types of equity awards, including stock options, share appreciation rights, restricted shares, restricted share units, deferred share units and other share-based awards as determined by the Board of Directors of Concordia (or the applicable compensation committee) following the Effective Date. The aggregate number of Limited Voting Shares that may be issued pursuant to the Management Incentive Plan shall not exceed 7.5% of the Limited Voting Shares outstanding upon implementation of the Recapitalization Transaction. Awards issuable under the Management Incentive Plan shall be determined by the Board of Directors of Concordia (or the applicable compensation committee) following the Effective Date.
CERTAIN REGULATORY AND OTHER MATTERS RELATING TO THE RECAPITALIZATION TRANSACTION
United States
The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to Debtholders in the United States in respect of Limited Voting Shares and New Senior Secured Notes received pursuant to the Arrangement. The following discussion does not relate to the Private Placement Shares in respect of which readers should read “Description of the Recapitalization Transaction – Plan – Private Placement” and “Description of the Recapitalization Transaction – Plan – U.S. Debtholders and Transfer Restrictions”. All Debtholders are urged to consult with their own legal counsel to ensure that any subsequent resale of securities issued to them in connection with the Arrangement complies with applicable securities legislation.
The following discussion does not address the Canadian Securities Laws that will apply to the issuance to or the resale by Debtholders within Canada of securities of Concordia. Noteholders reselling their securities in Canada must comply with Canadian Securities Laws, as outlined below under “Certain Regulatory and Other Matters Relating to the Recapitalization Transaction – Canada”.

Exemption from the Registration Requirements of the 1933 Act
The issuance and distribution of Limited Voting Shares and New Senior Secured Notes under the Plan have not been registered under the 1933 Act. The Unsecured Debt Exchange Shares, Reallocated Unsecured Shares, Unsecured Debtholder Early Consent Shares and New Senior Secured Notes are being issued in reliance on the Section (3)(a)(10) exemption from registration on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected, and exemptions provided under the securities laws of each state of the United States in which applicable Secured Debtholders and Unsecured Debtholders reside. The Section 3(a)(10) exemption exempts from registration the distribution of a security that is issued in exchange for outstanding securities, claims or property interests where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the Unsecured Debt Exchange Shares, Reallocated Unsecured Share, Unsecured Debtholder Early Consent Shares and New Senior Secured Notes issued in connection with the Recapitalization Transaction.
Resales of Unsecured Debt Exchange Shares, Reallocated Unsecured Shares, Unsecured Debtholder Early Consent Shares and New Senior Secured Notes within the United States after the completion of the Arrangement
Persons who are not affiliates of Concordia after the Arrangement and who have not been affiliates of Concordia within 90 days of such date may resell the Unsecured Debt Exchange Shares, Reallocated Unsecured Shares, Unsecured Debtholder Early Consent Shares or New Senior Secured Notes that they receive in connection with the Arrangement in the United States without restriction under the 1933 Act. A Person who will be an “affiliate” of Concordia after the Recapitalization Transaction will be subject to certain restrictions on resale imposed by the 1933 Act. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.
Persons who are affiliates of Concordia after the Arrangement may not resell the Unsecured Debt Exchange Shares, Reallocated Unsecured Shares, Unsecured Debtholder Early Consent Shares or New Senior Secured Notes that they receive in connection with the Arrangement in the absence of registration under the 1933 Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S under the 1933 Act.
In general, under Rule 144, persons who are affiliates of Concordia after the Arrangement will be entitled to sell in the United States, the Unsecured Debt Exchange Shares, Reallocated Unsecured Shares, Unsecured Debtholder Early Consent Shares or New Senior Secured Notes that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed, during any three-month period, the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified requirements, restrictions on manner of sale, aggregation rules and the availability of current public information about Concordia. Persons who are affiliates of Concordia after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Concordia.
In general, under Regulation S, persons who are affiliates of Concordia solely by virtue of their status as an officer or director of Concordia may sell their Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and Unsecured Debtholder Early Consent Shares received in connection with the Arrangement outside the United States in an “offshore transaction” if neither the seller, an affiliate nor any person acting on its behalf engages in “directed selling efforts” in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered”. Also, under Regulation S, an “offshore transaction” includes an offer that is not made to a person in the United States where either (i) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States; or (ii) the transaction is executed in, on or through the facilities of a Designated Offshore

Securities Market (which would include a sale through the TSX if applicable). Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to a holder of such securities who is an affiliate of Concordia after the Arrangement other than by virtue of his or her status as an officer or director of Concordia.
Canada
The issuance of the Limited Voting Shares and the New Senior Secured Notes will be exempt from the prospectus and registration requirements under Canadian Securities Laws. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian Securities Laws, including statutory rights of rescission or damages, will not be available in respect of such new securities to be issued pursuant to the Recapitalization Transaction. The Limited Voting Shares and the New Senior Secured Notes issued pursuant to the Recapitalization Transaction will generally be “freely tradeable” under Canadian Securities Laws in force in Canada if the following conditions (as specified in National Instrument 45-102 – Resale of Securities) (“NI 45-102”) are satisfied: (i) the trade is not a “control distribution” (as defined in NI 45-102); (ii) no unusual effort is made to prepare the market or to create a demand for the shares that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an Insider or officer of the issuer, the selling shareholder has no reasonable grounds to believe that the issuer is in default of securities legislation.
Stock Exchange Listing
The Common Shares are currently listed on the TSX and the NASDAQ. Concordia has applied to the TSX for the required TSX Conditional Listing Approval for the Limited Voting Shares.
Expenses
The estimated fees, costs and expenses payable by Concordia in connection with the completion of the Recapitalization Transaction including, without limitation, financial advisory fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately $50.5 million.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
The following unaudited pro forma consolidated balance sheet is presented for illustrative purposes only to show the effect of the Recapitalization Transaction on Concordia’s consolidated capital structure. It is not necessarily indicative of the operating or financial results that would have occurred had the Recapitalization Transaction occurred on the dates presented in the unaudited pro forma consolidated balance sheet shown below, or of the results expected in future periods.
Concordia International Corp.
As at March 31, 2018
(in thousands of dollars)

	Actual as at March 31, 2018	Adjustments for Recapitalization	Pro Forma as at March 31, 2018
Assets
Current
Cash and cash equivalents	343,834	(131,700)	212,134
Accounts receivable	148,082	-	148,082
Inventory	70,480	-	70,480
Prepaid expenses	8,806	-	8,806
Income taxes recoverable	726	-	726
Other current assets	9,660	-	9,660
	581,588	(131,700)	449,888

Intangible assets	1,482,762	-	1,482,762
Goodwill	253,689	-	253,689
Fixed assets	3,612	-	3,612
Deferred income tax assets	2,975	-	2,975
Total Assets	2,324,626	(131,700)	2,192,926

Liabilities
Current
Accounts payable and accrued liabilities	255,906	(159,131)	96,775
Provisions	32,221	-	32,221
Income taxes payable	50,184	-	50,184
Current portion of long term debt	3,703,357	(3,703,357)	-
Current portion purchase consideration payable	6,986	(6,986)	-
Cross currency swap liability	114,431	(114,431)	-
	4,163,085	(3,983,905)	179,180

New Senior Secured Debt		1,413,550	1,413,550
Purchase consideration payable	1,822	-	1,822
Deferred income tax liabilities	136,610	-	136,610
Other liabilities	165	-	165
Total liabilities	4,301,682	(2,570,355)	1,731,327

Share Capital	1,283,100	622,492	1,905,592
Contributed surplus	54,012		54,012
Accumulated other comprehensive loss	(306,866)		(306,866)
Shareholders’ equity (deficit)	(3,007,302)	1,816,163	(1,191,139)
Total Shareholders’ Equity (Deficit)	(1,977,056)	2,438,655	461,599
Total Liabilities and Shareholders’ Equity	2,324,626	(131,700)	2,192,926
Notes to the Unaudited Pro Forma Consolidated Balance Sheet as at March 31, 2018

1.	Basis of presentation
The accompanying unaudited pro forma consolidated balance sheet of Concordia has been prepared by Management using the unaudited condensed interim consolidated balance sheet of the Corporation as at March 31, 2018. The unaudited pro forma consolidated balance sheet is presented for illustrative purposes only, and gives effect to the Recapitalization Transaction as if it had been effected on March 31, 2018. The accompanying unaudited pro forma consolidated balance sheet should be read in conjunction with the audited consolidated financial statements as at December 31, 2017 and 2016 and for the three years ended December 31, 2017, 2016 and 2015 and the unaudited condensed interim consolidated financial statements and related disclosures as at and for the three months ended March 31, 2018, incorporated by reference in this Information Circular.
The Recapitalization Transaction is subject to approvals required by the CBCA Proceedings. If the Recapitalization Transaction is approved and completed, it will be accounted for on the basis of all the events and circumstances on closing. The unaudited pro forma consolidated balance sheet is based on currently available information and certain assumptions Management believes are reasonable under the circumstances, as described in the notes to the unaudited pro forma consolidated balance sheet. The unaudited pro forma consolidated balance sheet is not intended to present or to be indicative of the actual financial position if the Recapitalization Transaction had been effected as at March 31, 2018. Some of these assumptions may not materialize and events and circumstances arising through to the actual date of the Recapitalization Transaction may be different from those assumed which may materially affect the amounts reported in the unaudited pro forma consolidated balance sheet. Additionally, the unaudited pro forma consolidated balance sheet does not intend to represent the Corporation’s financial position upon completion of the Recapitalization Transaction or the fair value of the assets and liabilities on completion of the Recapitalization Transaction. Furthermore, the unaudited pro forma consolidated balance sheet does not intend to represent the financial position of Concordia.

2.	The Recapitalization Transaction
The Recapitalization Transaction is expected to be implemented pursuant to the Arrangement pursuant to Section 192 of the CBCA.
The Recapitalization Transaction contemplates a series of steps leading to a realignment of Concordia’s capital structure. These steps include, among other things and as further described under “Arrangement Steps”:

a)	all Affected Equity shall be cancelled and extinguished for no consideration;

b)	the Share Consolidation;

c)
the Corporation will raise $586.5 million of new capital by way of the Private Placement, which will be used towards payment of the Secured Debt Repayment Amount, the Additional Cash Amount (if any) and the Secured Debtholder Early Consent Cash Consideration to be paid as part of the consideration for the exchange of the Secured Debt;

d)
the Corporation’s Secured Debt in the aggregate principal amount of approximately $2.2 billion, plus accrued and unpaid interest, will be exchanged for cash in an amount equal to any outstanding accrued and unpaid interest up to the Effective Date in respect of the Secured Debt (excluding any compound interest and based on the contractual non-default interest rates under the relevant Debt Documents and the outstanding principal amount of the applicable Obligations, not reduced by any unamortized original issue discount), unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates) or amortization, as applicable, under the Secured Debt, for certainty, without giving effect to any acceleration under the

Secured Debt that may have arisen from the commencement of the CBCA Proceedings in respect of the Secured Debt, the Secured Debt Repayment Amount, any Additional Cash Amount, the New Senior Secured Debt and the Secured Debtholder Early Consent Cash Consideration; and

e)
the Corporation’s Unsecured Debt in the aggregate principal amount of approximately $1.6 billion, plus accrued and unpaid interest, will be exchanged for new Limited Voting Shares representing 7.97% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction, the Reallocated Unsecured Shares and the Unsecured Debtholder Early Consent Shares (subject to the MIP Dilution).

3.	The New Senior Secured Debt
The New Senior Secured Debt is proposed to be comprised of the New Senior Secured Notes and the New Senior Secured Term Loans.
The New Senior Secured Notes are expected to have a principal amount of up to $300 million, bear interest at 8% per annum, which interest will be paid semi-annually, and have a six year term to maturity, with no required sinking fund or periodic principal amortization payments during that term.
The remaining principal will be comprised of the New Senior Secured Term Loans. The New Senior Secured Term Loans will be denominated in U.S. Dollars and Euros, where the principal amount denominated in Euros is expected to be not less than €300 million and not more than €400 million, with the remaining principal amount expected to be denominated in U.S. Dollars. The New Senior Secured Term Loans are expected to have a six year term to maturity, with annual principal amortization payments equal to 2% of the original principal amount, payable quarterly. Interest rates are expected to be calculated by reference to a benchmark floating interest rate, being LIBOR or EURIBOR plus an applicable margin, where the benchmark floating interest rate will not be less than 1%.
A description of the terms of the New Senior Secured Notes and the New Senior Secured Notes Indenture pursuant to which they will be issued is set forth in Appendix I. A description of the New Senior Secured Term Loans and the New Senior Secured Term Loan Agreement pursuant to which the New Senior Secured Term Loans will be issued is set forth in Appendix J.

4.	Private Placement
Cash proceeds of $586.5 million are contemplated to be raised by way of the Private Placement from participants who have entered into the Subscription Agreement with Concordia in consideration for the Private Placement Shares representing, in the aggregate, approximately 87.69% of the outstanding Limited Voting Shares immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution), which have been reflected as an addition to share capital net of the Private Placement Commitment Consideration.

5.	Accounts Payable and Accrued Liabilities
The reduction to accounts payable and accrued liabilities of $159.1 million relates to a reduction of accrued interest payable. The amount includes accrued interest payable to Secured Debtholders of $23.7 million to be settled in cash and $135.5 million relating to Unsecured Debtholders and other accelerated accrued interest (representing compound interest and based on the contractual non-default interest rates under the relevant Debt Documents), which is proposed to be extinguished as a result of the Recapitalization Transaction.

6.	Advisor Fees
Total fees estimated to be paid to the advisors of the Corporation, Secured Debtholders advisors and Unsecured Debtholders advisors of $50.5 million to complete the Recapitalization Transaction have been reflected as a part of the reduction of cash and cash equivalents and an increase to the deficit.

7.	Purchase Consideration
The adjustment to purchase consideration relates to the Subordinated Promissory Note. The principal amount of this note has been reflected as part of the adjustment and extinguishment of Unsecured Debtholders. The Subordinated
Promissory Note may be negotiated and settled by the Corporation prior to completion of the Recapitalization Transaction.

8.	Income Taxes
The above adjustments are not expected to have significant tax implications due to the Corporation’s available tax attributes (in respect of which the Corporation has not recorded a deferred tax asset) and expected tax position post implementation of the Recapitalization Transactions.

9.	Summary of Adjustments
The reduction in cash of $131.7 million includes the following:

Secured Debt Repayment Amount, including accrued interest	($523.7 million)
Additional Cash Amount	($100.0 million)
Private Placement proceeds	$586.5 million
Private Placement fee	($44.0 million)
Recapitalization Transaction advisor fees	($50.5 million)
Total reduction in cash	$131.7 million

The increase in share capital of $622.5 million includes the following:

Private Placement proceeds	$586.5 million
Private Placement fee	($44.0 million)
Equity issued to Unsecured Debtholders	$80.0 million
Total increase in share capital	$622.5 million

The reduction in deficit of $1,816.2 million includes the following:

Extinguishment of Unsecured Debt, including accrued interest	$1,672.6 million
Extinguishment of Secured Debt, including accelerated accrued default rate interest	$294.1 million
Additional Cash Amount	($100.0 million)
Recapitalization Transaction advisor fees	($50.5 million)
Total reduction in deficit	$1,816.2 million

CONCORDIA AFTER THE RECAPITALIZATION TRANSACTION
Share Capital
After the Recapitalization Transaction is implemented, the authorized capital of Concordia will consist of an unlimited number of Limited Voting Shares, Class A Special Shares and Class B Special Shares. On the Effective Date, approximately 48,841,714 Limited Voting Shares, along with that number of Class A Special Shares and Class B Special Shares as agreed to by Concordia and GSO and Solus, respectively, will be outstanding.
Pursuant to the Plan, Concordia may amend its articles on the Effective Date (including to provide for separate classes of Class A Special Shares and Class B Special Shares to be issued to GSO and Solus, respectively, as the Plan Sponsors) to reflect certain of the rights contemplated by the Governance Terms. See “Governance Arrangements” below. As a result of the issuance of such special shares to the Plan Sponsors, the Common Shares will be redesignated as Limited Voting Shares pursuant to the Plan. The articles of Concordia will also be amended to fix the number of Directors at seven.
A draft of the proposed amendments to the articles of Concordia and the Investor Rights Agreement, in substantially final form, will be made available for review on Concordia’s website at www.concordiarx.com, under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Concordia will issue a press release once these documents have been posted for viewing.
Principal Shareholders
To the knowledge of Management, after giving effect to the Recapitalization Transaction there will be no Persons who will beneficially own or exercise control or direction over, directly or indirectly, voting shares of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting shares of the Corporation, other than as indicated in the table below.

Name of Shareholder	Percentage of Limited Voting Shares as at the Effective Date upon Completion of the Arrangement
GSO(1)	35.7%
Solus(2)	17.2%
Bybrook	14.0%
Notes:

(1)	Following implementation of the Recapitalization Transaction, GSO will hold Class A Special Shares and Limited Voting Shares.

(2)	Following implementation of the Recapitalization Transaction, Solus will hold Class B Special Shares and Limited Voting Shares.

Pursuant to the Plan, the Cinven Agreement shall be terminated and all rights thereunder shall be cancelled for no consideration, or the Cinven Agreement shall be otherwise treated or addressed in a manner acceptable to Concordia and the Majority Private Placement Parties. See “Arrangement Steps”.
Governance Arrangements
Pursuant to the terms of the Subscription Agreement, on May 14, 2018, Private Placement Parties collectively holding at least 90% of the aggregate Private Placement Commitments agreed upon a Governance Term Sheet, which is attached hereto as Appendix Q, reflecting certain governance and other arrangements which will be implemented on the Effective Date through changes to the articles of Concordia and certain contractual arrangements among Concordia and the Private Placement Parties (including the Investor Rights Agreement). The material terms of these governance arrangements are summarized below. Provided that it holds at least 12.5% of the Limited Voting Shares from time to time, each of GSO and Solus will be considered a “Plan Sponsor” for purposes of the governance arrangements and the Plan Sponsors and the other Private Placement Parties will be considered “Shareholder Parties” for purposes of the governance arrangements, together with any other entity that acquires at least 5% of the Limited Voting Shares from another Shareholder Party in a single transaction by way of private agreement.

Board Nomination Rights
Pursuant to the governance arrangements, following the Effective Date, the Board shall consist of seven Directors as follows:

(a)	two Directors shall be appointed by each Plan Sponsor which holds at least 24.9% of the Limited Voting Shares;

(b)	one Director shall be appointed by each Plan Sponsor which holds at least 12.5% but less than 24.9% of the Limited Voting Shares;

(c)	one Director shall be the Chief Executive Officer of Concordia; and

(d)
the remaining Directors shall be independent for the purposes of the TSX Company Manual (for so long as the Corporation is listed on the TSX) and National Instrument 52-110 Audit Committees (for so long as the Corporation remains a reporting issuer in any jurisdiction in Canada); provided that:

(i)	the majority of such independent Directors shall have relevant experience in the industry in which the Corporation operates;

(ii)
at least two of the independent Directors elected by the holders of Limited Voting Shares shall be resident Canadian and a majority of the Board shall not be citizens or residents of the United States;

(iii)	one of the independent Directors shall require the support of a majority of the Nominating Committee (as described below) and both Plan Sponsors; and

(iv)	all remaining independent Directors shall require the support of a majority of the Nominating Committee and at least one of the Plan Sponsors.
For purposes of the above, the “Nominating Committee” will consist of each Shareholder Party that holds in excess of 7.5% of the Limited Voting Shares from time to time, each having a single vote.
Prior to the Effective Date, the initial independent Directors shall be nominated by the Nominating Committee, subject to items (d)(iii) and (iv) above, and be approved by the Shareholder Parties and any Initial Consenting Debtholders which will be shareholders of the Corporation following the Effective Date, holding a simple majority of the shares voted (determined on a pro forma basis as of the Effective Date). In the event of the resignation of an initial independent Director or the termination of an initial independent Director’s directorship within the 18 month period following the Effective Date, the replacement independent Director(s) shall be nominated by the Nominating Committee, subject to items (d)(iii) and (iv) above, and appointed by the Board. On and from the date falling 18 months after the Effective Date, any replacement independent Directors shall be nominated and appointed by the Board and shall serve until the next succeeding annual meeting of shareholders.
The re-election of each of the independent Directors shall, in all circumstances, be put to a shareholder vote at each annual general meeting of the Corporation. Any such vote shall pass with the support of a simple majority of the shares cast at the annual general meeting, subject to the Corporation’s majority voting policy.
A Director shall promptly resign from the Board upon the written request of the Plan Sponsor that appointed such Director and the Board shall forthwith appoint another Director designated by such Plan Sponsor to the Board. Pursuant to the governance arrangements, where a Plan Sponsor loses the right to appoint a Director, such Director(s) previously appointed by such Plan Sponsor shall promptly resign from the Board and any replacement Director shall be considered an independent Director.
The Chairman of the Board will be selected by the Board by majority vote and shall not have a casting vote in the event of any deadlock.
Exit Event
Subject to the prior consent of the Plan Sponsors, Shareholder Parties holding at least 33⅓% of the then outstanding Limited Voting Shares may request that the Board form a committee (the “Exit Event Committee”) to explore:

(a)	a sale of Limited Voting Shares or a merger, amalgamation, arrangement or other business combination, in each case resulting in a change of control; or

(b)	the sale of all or substantially all of the Concordia Group’s assets,
(either of which being an “Exit Event”).
The Exit Event Committee shall be comprised of the directors appointed by the Plan Sponsors and two of the independent Directors.
The articles of the Corporation will provide that an Exit Event shall occur if:

(a)	such Exit Event has been approved by a majority of the Board, including at least one independent Director; and

(b)	shareholders of the Corporation holding at least a majority of the Limited Voting Shares have consented in writing or have voted in favor of such Exit Event at a shareholder meeting.
All shareholders will be deemed to have waived any dissent rights that may otherwise be available to such shareholder in respect of such Exit Event.
Other Rights
Other rights granted pursuant to the governance arrangements include:

(a)
the right of the Shareholder Parties and/or any of their designated representatives to receive certain specified information in respect of the Concordia Group (subject to the confidentiality restrictions to be contained in the Investor Rights Agreement);

(b)	the right of the Shareholder Parties to customary pre-emptive participation rights with respect to any equity capital raises, subject to customary exceptions;

(c)	the requirement that, within the 24 month period following the Effective Date, the Corporation may not voluntarily delist its Limited Voting Shares from the TSX unless shareholders of the

Corporation holding at least 60% of the Limited Voting Shares have consented to the delisting in writing or at least 60% of the Limited Voting Shares voted at a shareholder meeting have voted in favour of the delisting;

(d)
the requirement that the Concordia Group may not enter into or effect a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions:

(i)
unless such transaction is approved by a majority of the Board entitled to vote on such transaction (which, for the avoidance of doubt, will not include any members of the Board appointed by a Plan Sponsor that is a related party to the transaction), including at least two independent Directors;

(ii)	if (A) the fair market value of the subject matter of, or the fair market value of the consideration for, the transaction exceeds $25 million, and (B) disinterested Shareholder
Parties holding a majority of the shares held by all disinterested Shareholder Parties have objected to such transaction within 10 days of written notice of such transaction from the Corporation; and

(iii)
provided that the above shall not apply in respect of any financing transaction which is broadly syndicated or offered up to all Shareholder Parties on a pro rata basis either prior to such financing being entered into or promptly thereafter;

(e)
the right of each Shareholder Party to customary tag-along rights on sales of 25% or more of the shares of the Corporation by any such party to an unaffiliated third party (other than in connection with a public distribution or an underwritten public offering);

(f)
the requirement that the Corporation may not effect any of the following transactions if each of the Plan Sponsors objects in writing and, at the time of such objection, the Plan Sponsors collectively own or control 30% or more of the outstanding Limited Voting Shares:

(i)	any incurrence of debt in excess of $100 million (subject to certain exceptions);

(ii)	the settlement or appeal by the Corporation or any of its subsidiaries of any material claim; or

(iii)	acquisitions, divestitures or mergers in excess of $100 million (which for greater certainty shall not include an Exit Event or other similar transaction involving the Corporation), provided that, solely for purposes of this requirement, if one of the Plan Sponsors ceases to qualify as a Plan Sponsor then the Shareholder Party that owns or controls the greatest number of Limited Voting Shares relative to all Shareholder Parties (which amount shall be not less than 12.5% of the outstanding Limited Voting Shares) (the “Replacement Plan Sponsor”) shall be entitled to the foregoing veto rights and, if there is only one Plan Sponsor, and such Plan Sponsor holds 30% or more of the outstanding Limited Voting Shares (and no other Shareholder Party qualifies as a “Replacement Plan Sponsor”), such Plan Sponsor will have the above veto rights. In addition, if a single Plan Sponsor or Replacement Plan Sponsor, as applicable, has notified the Corporation that it does not wish to receive information regarding a proposed transaction that requires its approval, such Plan Sponsor or Replacement Plan Sponsor, as applicable, shall be deemed to have objected to such transaction. If both Plan Sponsors have notified the Corporation that they do not wish to receive information regarding a proposed transaction that requires their approval, both Plan Sponsors shall be deemed to have approved such transaction;

(g)
the requirement that the Corporation may not enter into any transaction which could reasonably be expected to give rise to a material tax liability for a Plan Sponsor that materially disproportionately affects such Plan Sponsor relative to the other Shareholder Parties unless it has first obtained the consent of the affected Plan Sponsor;

(h)
the right of each Shareholder Party (or group thereof acting together) holding at least 7.5% of the Limited Voting Shares to customary demand rights in respect of a specified number of publicly registered, marketed, underwritten offerings, subject to certain customary restrictions; and

(i)
the right of each Shareholder Party (or group thereof acting together) holding at least 5% of the Limited Voting Shares to customary piggyback rights in respect of marketed, underwritten offerings by the Corporation or one of its shareholders, subject to certain customary restrictions.

The governance arrangements also require the Corporation to (1) delist its Limited Voting Shares from the NASDAQ promptly after the Effective Date, and (2) deregister its Limited Voting Shares under the 1934 Act as promptly as practicable after the Effective Date.
PRICE RANGE AND TRADING VOLUME FOR THE EXISTING COMMON SHARES
The following table shows the high and low sale prices of, and trading volumes for, the Common Shares as reported on the TSX for the periods indicated:

2017	High ($)	Low ($)	Volume
May	2.88	1.65	7,128,714
June	2.05	1.41	6,880,787
July	2.28	1.72	3,929,675
August	1.86	1.43	3,125,071
September	1.68	1.45	1,833,812
October	1.61	0.61	6,543,351
November	0.71	0.58	2,081,436
December	1.39	0.63	9,619,295
2018
January	1.10	0.80	4,481,314
February	0.94	0.72	1,702,437
March	0.88	0.61	1,893,289
April	0.67	0.59	833,719
May (to May 15)	0.60	0.32	4,151,315
The following table shows the high and low sale prices of, and trading volumes for, the Common Shares as reported on the NASDAQ for the periods indicated:

2017	High ($)	Low ($)	Volume
May	2.10	1.21	12,311,746
June	1.58	1.09	11,132,570
July	1.80	1.38	6,660,661
August	1.47	1.13	4,675,812
September	1.40	1.15	3,102,180
October	1.29	0.47	11,082,960
November	0.58	0.45	4,268,987
December	1.09	0.49	23,353,647
2018
January	0.89	0.63	6,448,855
February	0.75	0.58	2,058,412

2018	High ($)	Low ($)	Volume
March	0.70	0.47	2,479,219
April	0.54	0.45	1,422,518
May (to May 15)	0.47	0.2501	695,185
LEGAL PROCEEDINGS
Concordia is involved in various legal claims, which are described in the 2018 Annual Report under the heading “Legal Proceedings and Regulatory Matters” (pages 110 through 112) and the Corporation’s Management’s Discussion and Analysis for the three month periods ended March 31, 2018 and 2017 (the “March 2018 MD&A”) (pages 27 through 28). The 2018 Annual Report and March 2018 MD&A are incorporated by reference in this Information Circular and have been publicly filed on the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Voting Parties should review and carefully consider the legal proceedings set forth in the 2018 Annual Report and March 2018 MD&A and consider all other information contained therein and herein and in the Corporation’s other public filings.
INCOME TAX CONSIDERATIONS
The following summaries are of a general nature only, based on relevant law, published administrative rules and pronouncements, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and are not intended to be, nor should they be construed to be, legal or tax advice to any particular Voting Party. Consequently, Voting Parties are urged to consult a tax advisor for advice as to the tax considerations in respect of the Recapitalization Transaction having regard to their particular circumstances. These summaries assume that the Recapitalization Transaction will not be completed by Concordia Newco. See “Concordia Newco”.
Certain Canadian Federal Income Tax Considerations
The following is a summary of the principal Canadian federal income tax considerations arising in connection with the Recapitalization Transaction generally applicable to Debtholders and Shareholders (“Holders”) who, at all relevant times, for the purposes of the Tax Act: (i) deal at arm’s length with and are not affiliated with the Corporation; (ii) beneficially own their Debt and Common Shares (as applicable) including all entitlements to payments thereunder, and will beneficially own their Common Shares, Limited Voting Shares and/or New Senior Secured Debt (as applicable) including all entitlements to payments thereunder; (iii) hold their Debt and Common Shares (as applicable) and will hold their Common Shares, Limited Voting Shares and/or New Senior Secured Debt (as applicable) as capital property; and (iv) have not entered into or will not enter into, in respect of the Debt, Common Shares, Limited Voting Shares and New Senior Secured Debt as the case may be, a “synthetic disposition arrangement” or a “derivative forward agreement” for purposes of the Tax Act. The Debt, Common Shares, Limited Voting Shares or New Senior Secured Debt will generally be considered to be capital property of a Holder unless either the Holder holds (or will hold) such Debt, Common Shares, Limited Voting Shares or New Senior Secured Debt in the course of carrying on a business or the Holder has acquired such Debt, Common Shares, Limited Voting Shares or New Senior Secured Debt in a transaction or transactions considered to be an adventure or concern in the nature of trade.
This summary is based upon the current provisions of the Tax Act, the current regulations thereto (the “Regulations”) and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted as proposed. This summary does not otherwise take into account or anticipate any changes in Law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This summary is not intended to be, nor should it be construed as, legal or tax advice to any particular Holder. Holders are urged to consult a tax advisor concerning the tax consequences to them of the Recapitalization Transaction.
For purposes of the Tax Act, all amounts relevant in computing the income, taxable income and taxes payable by a Holder, including the cost and adjusted cost base of Limited Voting Shares and New Senior Secured Debt must be determined in Canadian dollars based on the exchange rate quoted by the Bank of Canada on the relevant date (or, if there is no such rate quoted for the relevant date, the closest preceding date for which such a rate is quoted) or such other rate of exchange that is acceptable to the Minister of National Revenue.
Holders Resident in Canada
The following discussion applies to a Holder who, for the purposes of the Tax Act, and at all relevant times, is or is deemed to be a resident of Canada (a “Canadian Holder”). Certain Canadian Holders whose Debt, Common Shares, Limited Voting Shares or New Senior Secured Debt might not otherwise qualify as capital property may, in certain circumstances, treat such Debt, Common Shares, Limited Voting Shares or New Senior Secured Debt (and all other “Canadian securities” as defined in the Tax Act) as capital property by making an irrevocable election pursuant to Subsection 39(4) of the Tax Act.
This portion of the summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market rules”; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; or (iv) that has made a functional currency reporting election under the Tax Act. Such Holders should consult a tax advisor having regard to their particular circumstances.
Additional considerations, not discussed herein, may be applicable to a Debtholder or Shareholder that, or that does not deal at arm’s length for purposes of Tax Act with a corporation resident in Canada that, is or becomes, as part of a series of transactions or events that includes the acquisition of Limited Voting Shares or New Senior Secured Debt, controlled by a non-resident corporation for the purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Debtholders or Shareholders should consult a tax advisor with respect to the Canadian income tax consequences to them of the transactions under the Arrangement.
Continuance
As part of the Recapitalization Transaction, the Corporation may continue from the OBCA to the CBCA. The Continuance will not give rise to a disposition of Common Shares or Debt for purposes of the Tax Act and no tax will be payable by a Canadian Holder on the Continuance.
Share Consolidation
A Canadian Holder of Common Shares will not generally realize a capital gain or a capital loss as a result of the Share Consolidation, and the aggregate adjusted cost base of the Common Shares received by a Canadian Holder on the Share Consolidation will be equal to the aggregate adjusted cost base of the Common Shares held by such Canadian Holder immediately prior to the Share Consolidation. Notwithstanding the foregoing, a Canadian Holder who does not receive any Common Shares or other consideration on the Share Consolidation will realize a capital loss equal to the adjusted cost base of such Canadian Holder’s Common Shares immediately prior to the Share Consolidation.
Articles Amendments
A Canadian Holder of Common Shares will not generally realize a capital gain or a capital loss as a result of the Articles Amendments, and the aggregate adjusted cost base of the Limited Voting Shares received by a Canadian Holder on the Articles Amendments will be equal to the aggregate adjusted cost base of the Common Shares held by such Canadian Holder immediately prior to the Articles Amendments.

Exchange of Unsecured Debt
A Canadian Holder of Unsecured Debt will be considered to have disposed of its Unsecured Debt in consideration for its share of the Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and, if such Holder is an Early Consenting Unsecured Debtholder, Unsecured Debtholder Early Consent Shares upon the exchange of such Unsecured Debt for such Limited Voting Shares on the Effective Date.
 Any Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will generally be required to include in its income for a taxation year the amount of interest accrued or deemed to accrue on the Unsecured Debt up to the Effective Date or that become receivable or was received by it on or before the Effective Date (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Any other Canadian Holder (including an individual) will be required to include in income for a taxation year any interest on the Unsecured Debt received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such interest was otherwise included in its income for the year or a preceding year. Where a Canadian Holder is required to include an amount in income on account of interest on the Unsecured Debt that accrues in respect of the period prior to the date of acquisition by such Canadian Holder, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income. Where a Canadian Holder is required to include an amount in income on account of interest on the Unsecured Debt, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income to the extent that such amount is forgiven and is not paid.

The principal amount of a Canadian Holder’s Unsecured Debt will be forgiven by the applicable Canadian Holder to the extent such principal amount exceeds the amount by which (i) the fair market value on the Effective Date of the Limited Voting Shares issued to such Canadian Holder on the exchange of the Unsecured Debt exceeds (ii) the amount of accrued and unpaid interest outstanding in respect of such Canadian Holder’s Unsecured Debt that is considered paid under the Arrangement through the issuance of Limited Voting Shares. A Canadian Holder will generally realize a capital loss equal to the adjusted cost base to the Canadian Holder of the portion of the Unsecured Debt which is forgiven. The portion of the principal amount of a Canadian Holder’s Unsecured Debt that is not so forgiven will be paid and satisfied by the delivery of the Limited Voting Shares to which the Canadian Holder is entitled. In general terms, a Canadian Holder will realize a capital gain (or capital loss) equal to the amount by which the Canadian Holder’s proceeds of disposition, less any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of its Remaining Unsecured Debt. A Canadian Holder’s proceeds of disposition of its Remaining Unsecured Debt upon the exchange for the Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and Unsecured Debtholder Early Consent Shares will be an amount equal to the fair market value (at the time of the exchange) of such Limited Voting Shares received by the Canadian Holder on the exchange, less the fair market value of any Limited Voting Shares received in respect of the payment of interest. The income tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.
A Canadian Holder will be considered to have acquired the Limited Voting Shares on the exchange at a cost equal to the fair market value of such Limited Voting Shares at the time of the exchange. The adjusted cost base to a Canadian Holder of Limited Voting Shares at a particular time will generally be determined by averaging the cost of such Limited Voting Shares with the adjusted cost base of any other Limited Voting Shares held by such Canadian Holder as capital property at that time.
Exchange of Secured Debt
As part of the Arrangement, all accrued and unpaid interest outstanding in respect of the Secured Debt up to the Effective Date will be paid in full. A Canadian Holder will be required to include all such interest in computing its income under the Tax Act for the taxation year in which the Effective Date occurs, to the extent such amount has not otherwise been included in income in a preceding taxation year, subject to the rules discussed above.
A Canadian Holder of Secured Debt will be considered to have disposed of its Secured Debt in consideration for its share of the New Senior Secured Debt, Secured Debt Repayment Amount, any Additional Cash Amount and, if such Holder is an Early Consenting Secured Debtholder, Secured Debtholder Early Consent Cash Consideration on the Effective Date. The principal amount of a Canadian Holder’s Secured Debt will be forgiven by the applicable Canadian Holder to the extent such principal amount exceeds the aggregate of the principal amount of the New

Senior Secured Debt to be received by it, its Secured Debtholder Early Consent Cash Consideration, its share of the Secured Debt Repayment Amount and any Additional Cash Amount. A Canadian Holder will generally realize a capital loss equal to the adjusted cost base to the Canadian Holder of the portion of the Secured Debt which is forgiven. The portion of the principal amount of a Canadian Holder’s Secured Debt that is not so forgiven will be paid and satisfied by the delivery of the New Senior Secured Debt, Secured Debt Repayment Amount, any Additional Cash Amount and Secured Debtholder Early Consent Cash Consideration to which the Canadian Holder is entitled. In general terms, a Canadian Holder will realize a capital gain (or capital loss) equal to the amount by which the Canadian Holder’s proceeds of disposition, less any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of its Remaining Secured Debt. A Canadian Holder’s proceeds of disposition of its Remaining Secured Debt upon the exchange for New Senior Secured Debt, Secured Debt Repayment Amount, any Additional Cash Amount and Secured Debtholder Early Consent Cash Consideration will be an amount equal to the aggregate of the fair market value (at the time of the exchange) of the New Senior Secured Debt, Secured Debt Repayment Amount, any Additional Cash Amount and Secured Debtholder Early Consent Cash Consideration received by the Canadian Holder on the exchange. Generally, a portion of any capital loss realized on the exchange of Secured Debt may be denied, equal to the loss otherwise determined multiplied by the portion that the fair market value of the New Senior Secured Debt received is of the aggregate of the Secured Debt Repayment Amount, any Additional Cash Amount, Secured Debtholder Early Consent Cash Consideration and the fair market value of the New Senior Secured Debt received. Secured Debtholders should consult a tax advisor with respect to any potential loss denial. The income tax treatment of capital gains (and capital losses) is generally described below under “Taxation of Capital Gains and Capital Losses”.
A Canadian Holder will be considered to have acquired the New Senior Secured Debt on the exchange at a cost equal to the fair market value of the New Senior Secured Debt at the time of the exchange, plus the amount of any denied loss realized on the disposition of the Secured Debt as described above.
Interest on New Senior Secured Debt
A Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year any interest on the New Senior Secured Debt that accrues to it or is deemed to accrue to it to the end of the year or that became receivable or was received by it before the end of the year (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Any other Canadian Holder (including an individual) will be required to include in income for a taxation year any interest on the New Senior Secured Debt received or receivable by the Canadian Holder in the year (depending on the method regularly followed by the Canadian Holder in computing income) except to the extent such interest was otherwise included in its income for the year or a preceding year.
Disposition of New Senior Secured Debt
On a disposition or deemed disposition of New Senior Secured Debt (including on redemption, repurchase for cancellation or repayment on maturity), a Canadian Holder will generally be required to include in computing income for the taxation year in which the disposition occurs the amount of any interest accrued or deemed to accrue to the date of such disposition or deemed disposition, or that become receivable or is received on or before the date of disposition, except to the extent that such interest has already been included in computing the Canadian Holder’s income for the year or a preceding year. Where the Canadian Holder has disposed of the New Senior Secured Debt for consideration equal to its fair market value, the Canadian Holder may be entitled to a deduction to the extent that the aggregate amount of interest included in computing the Canadian Holder’s income for the year of disposition or a previous year, exceeds amounts received or receivable in respect of such interest. Canadian Holders are advised to consult with their own tax advisors in these circumstances.
In general terms, a disposition or deemed disposition of New Senior Secured Debt will result in a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any amount included in the Canadian Holder’s income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of the New Senior Secured Debt immediately before the disposition. The income tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.

Dividends on Limited Voting Shares
Dividends and deemed dividends received on the Limited Voting Shares will be included in a Canadian Holder’s income for purposes of the Tax Act. Dividends received by a Canadian Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules provided for under the Tax Act. The Corporation may for these purposes designate all or a portion of such dividends as “eligible dividends”, which entitle the recipient to the enhanced dividend tax credit. A Canadian Holder that is a corporation will include such dividends received by it in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) is generally liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Limited Voting Shares to the extent such dividends are deductible in computing the Canadian Holder’s taxable income.
In certain circumstances, a taxable dividend received or deemed to be received by a Canadian Holder that is a corporation will be taxable as proceeds of disposition or a capital gain, rather than as a dividend. Canadian Holders that are corporations are urged to contact a tax advisor.
Disposition of Limited Voting Shares
Generally, a Canadian Holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of Limited Voting Shares equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of such Limited Voting Shares. The tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
In general, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year will be included in the Canadian Holder’s income in the year and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year is required to be deducted from taxable capital gains realized by the Canadian Holder in the year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back three years or forward indefinitely, subject to the rules in the Tax Act. The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition of a share may be reduced by the amount of dividends previously received or deemed to have been received by it on such share (or on a share for which the share has been substituted) subject to the rules in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or a trust.
Additional Refundable Tax
A Canadian Holder that is throughout the taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a tax, a portion of which may be refundable, on certain investment income including amounts in respect of interest and taxable capital gains.
Alternative Minimum Tax
A Canadian Holder that is an individual (other than certain trusts) may be subject to alternative minimum tax under the Tax Act if the Canadian Holder realizes capital gains or receives dividends on Limited Voting Shares.
Eligibility for Investment
Provided that they are listed on a designated stock exchange (which includes the TSX) at the relevant time, the Limited Voting Shares will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered disability savings plan (“RDSP”), registered education savings plan (“RESP”) and tax-free savings account (“TFSA”).

Notwithstanding that the Limited Voting Shares may be a qualified investment for a trust governed by a RRSP, RRIF, RDSP, RESP or TFSA, the holder of or annuitant under such plan will be subject to a penalty tax if such Limited Voting Shares are a “prohibited investment” under the Tax Act for such RRSP, RRIF, RDSP, RESP or TFSA. The Limited Voting Shares will generally not be a “prohibited investment” for a RRSP , RRIF, RDSP, RESP or TFSA unless the holder or subscriber of or annuitant under such plan has a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the Limited Voting Shares will generally not be a “prohibited investment” if they are “excluded property” as defined in the Tax Act.
Holders Not Resident in Canada
The following discussion applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times: (i) is not and is not deemed to be a resident of Canada; (ii) does not use or hold any Debt or Common Shares, and will not use or hold any New Senior Secured Debt, Common Shares or Limited Voting Shares in carrying on a business in Canada; (iii) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to which the Holder disposes of Debt or New Senior Secured Debt; and (iv) is not an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank that carries on a Canadian banking business (each, a “Non-Resident Holder”).
The following discussion is not applicable to a Non-Resident Holder that is a “specified shareholder” (as defined in subsection 18(5) the Tax Act) of the Corporation or that does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of the Corporation. Generally, for this purpose, a “specified shareholder” of a corporation is a shareholder that owns or is deemed to own, either alone or together with persons with which the shareholder does not deal at arm’s length for purposes of the Tax Act, shares of the capital stock of the corporation that either: (i) give such holders 25% or more of the votes that could be cast at an annual meeting of the shareholders; or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of the corporation’s capital stock. Such Non-Resident Holders should consult a tax advisor. This summary assumes that no interest paid on the Debt or New Senior Secured Debt will be in respect of a debt or other obligation to pay an amount to a person with whom the Corporation does not deal at arm’s length within the meaning of the Tax Act.
In general it is expected that and the following discussion assumes that the Common Shares and Limited Voting Shares, as applicable, will not constitute “taxable Canadian property” to any Non-Resident Holder. Provided that they are listed on a designated stock exchange (which includes the TSX) at the time of a disposition, Common Shares and Limited Voting Shares, as applicable, generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless at any time during the 60-month period immediately preceding that time: (i) 25% or more of the issued shares of any class of the capital stock of the Corporation were owned by or belonged to one or any combination of (A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder did not deal at arm’s length, and (C) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Common Shares or Limited Voting Shares, as applicable, was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) Canadian resource properties, (C) timber resource properties, or (D) options in respect of, interests in, or for civil Law rights in, any of the foregoing properties whether or not such property exists. However, a Non-Resident Holder’s Common Shares or Limited Voting Shares, as applicable, may be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.
Continuance
As part of the Recapitalization Transaction, the Corporation may continue from the OBCA to the CBCA. No tax will be payable by a Non-Resident Holder on the Continuance.
Share Consolidation
A Non-Resident Holder of Common Shares will not realize a capital gain or a capital loss for Canadian tax purposes as a result of the Share Consolidation.

Articles Amendments
A Non-Resident Holder of Common Shares will not realize a capital gain or a capital loss for Canadian tax purposes as a result of the Articles Amendments.
Exchange of Unsecured Debt
A Non-Resident Holder of Unsecured Notes will be considered to have disposed of its Unsecured Debt upon the exchange of such Unsecured Debt for Limited Voting Shares on the Effective Date. A Non-Resident Holder will not be subject to Canadian withholding tax or to any other tax under the Tax Act on any accrued and unpaid interest that is so paid in respect of the Unsecured Debt or otherwise on such proceeds received on the exchange of Unsecured Debt.
A Non-Resident Holder will be considered to have acquired any Limited Voting Shares at a cost equal to the fair market value of such Limited Voting Shares at the time of the exchange. The adjusted cost base to a Non-Resident Holder of Limited Voting Shares at a particular time will generally be determined by averaging the cost of such Limited Voting Shares with the adjusted cost base of any other Limited Voting Shares held by such Non-Resident Holder as capital property at that time.
Exchange of Secured Debt
A Non-Resident Holder of Secured Notes will be considered to have disposed of its Secured Notes upon the exchange of such Secured Notes for its share of the New Senior Secured Debt, Secured Debt Repayment Amount, any Additional Cash Amount and, if such Holder is an Early Consenting Secured Debtholder, its Secured Debtholder Early Consent Cash Consideration. A Non-Resident Holder will not be subject to Canadian withholding tax or to any other tax under the Tax Act on such proceeds received on the disposition of Secured Debt.
As part of the Arrangement, all accrued and unpaid interest outstanding in respect of the Secured Debt up to the Effective Date will be paid in full. A Non-Resident Holder will not be subject to Canadian withholding tax in respect of the accrued and unpaid interest that is paid in respect of the Secured Debt.
Interest on New Senior Secured Debt
A Non-Resident Holder will not be subject to Canadian withholding tax or to any other tax under the Tax Act in respect of amounts paid or credited, or deemed to have been paid or credited, by the Corporation as, on account or in lieu of, or in satisfaction of, interest on the New Senior Secured Debt.
Disposition of New Senior Secured Debt
On a disposition or deemed disposition of New Senior Secured Debt (including on redemption or repurchase for cancellation or repayment on maturity), a Non-Resident Holder will not be subject to tax under the Tax Act.
Dividends on Limited Voting Shares
Dividends paid or credited or deemed to be paid or credited on the Limited Voting Shares will be subject to non- resident withholding tax under the Tax Act at the rate of 25%, unless such rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and a country in which the Non-Resident Holder is resident.
Disposition of Limited Voting Shares
A disposition by a Non-Resident Holder of Limited Voting Shares will not be subject to tax under the Tax Act unless such Limited Voting Shares constitute “taxable Canadian property” to the Non-Resident Holder at the time of the disposition, and relief from taxation is not available under an applicable income tax treaty or convention between Canada and a country in which the Non-Resident Holder is resident.

Certain United States Federal Income Tax Considerations
The following summarizes certain U.S. federal income tax considerations arising in connection with the Recapitalization Transaction to U.S. Holders (as defined below) that are Voting Parties. This summary is provided for information purposes only and is based on the Tax Code, the Treasury Regulations, judicial authorities, and published administrative rules, rulings, and pronouncements of the IRS, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect.
For purposes of this summary, the term “U.S. Holder” means a Holder that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States; (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes; or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.
This summary addresses only those U.S. Holders that hold their Debt and Common Shares (as applicable) and will hold their Common Shares, Limited Voting Shares, and/or New Senior Secured Debt (as applicable) as capital assets within the meaning of the Tax Code. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of its particular facts and circumstances, or to certain types of U.S. Holders subject to special treatment under the Tax Code (for example, non-U.S. taxpayers, governmental entities and entities exercising governmental authority, banks and certain other financial institutions, broker-dealers, insurance companies, tax-exempt organizations, real estate investment trusts, regulated investment companies, small business investment companies, subchapter S corporations, persons holding Debt, Common Shares, Limited Voting Shares or New Senior Secured Debt as part of a hedge, straddle, constructive sale, conversion transaction, or other integrated transaction, U.S. Holders that are, or hold their Debt, Common Shares, Limited Voting Shares or New Senior Secured Debt through, a partnership or other pass-through entity, persons that have a functional currency other than the U.S. Dollar, dealers in securities or foreign currencies, employees of the Corporation, persons who received their Debt, Common Shares, Limited Voting Shares or New Senior Secured Debt pursuant to the exercise of an option or otherwise as compensation, and persons required to accelerate the recognition of any item of gross income with respect to their Debt or New Senior Secured Debt on an applicable financial statement). This summary does not address any aspects of state, local, or non-U.S. taxation, the Medicare tax imposed on certain net investment income, or U.S. federal taxation other than income taxation. Additionally, this summary does not address the U.S. federal income tax consequences to U.S. Holders that are unimpaired under the Recapitalization Transaction or to U.S. Holders that are not Voting Parties or entitled to receive or retain any property under the Recapitalization Transaction.
If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Debt, Common Shares, Limited Voting Shares or New Senior Secured Debt, the U.S. federal income tax consequences to the partners of such partnership will depend on the activities of the partnership and the status of the partners. A partnership considering participating in the Recapitalization Transaction should consult a tax advisor regarding the consequences to the partnership and its partners of the Recapitalization Transaction.
The U.S. federal income tax consequences of the Recapitalization Transaction are complex and are subject to significant uncertainties. This summary assumes that the various debt and other arrangements to which the Corporation is a party will be respected for U.S. federal income tax purposes in accordance with their form. A substantial amount of time may elapse between the date of this Information Circular and the receipt of a final distribution under the Recapitalization Transaction. Events occurring after the date of this Information Circular, such as additional tax legislation, court decisions, or administrative changes, could affect the U.S. federal income tax consequences of the Recapitalization Transaction. No ruling has been or will be sought from the IRS with respect to any of the tax aspects of the Recapitalization Transaction, and no opinion of counsel has been or will be obtained by the Corporation with respect thereto. No representations are being made regarding the particular tax consequences of the confirmation or implementation of the Recapitalization Transaction as to any U.S. Holder. This summary is not binding upon the IRS or other tax authorities. No assurance can be given that the IRS or another authority would not assert, or that a court would not sustain, a different position from any summarized herein. Accordingly, each U.S. Holder is strongly urged to consult a tax advisor regarding the U.S. federal, state, local, and non-U.S. tax consequences of the Recapitalization Transaction to such U.S. Holder.

Continuance
As part of the Recapitalization Transaction, the Corporation may continue from the OBCA to the CBCA. No tax should be payable by a U.S. Holder as a result of the Continuance.
Share Consolidation
The Share Consolidation should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize gain or loss upon the Share Consolidation. A U.S. Holder’s aggregate tax basis in the Common Shares received pursuant to the Share Consolidation should equal the aggregate tax basis of the Common Shares surrendered, and such U.S. Holder’s holding period in the Common Shares received should include the holding period in the Common Shares surrendered. U.S. Holders of Common Shares acquired on different dates and at different prices should consult a tax advisor regarding the allocation of the tax basis and holding period of such shares. Notwithstanding the foregoing, a U.S. Holder who does not receive any Common Shares or other consideration on the Share Consolidation should realize a capital loss equal to the aggregate tax basis of such U.S. Holder’s Common Shares immediately prior to the Share Consolidation, except that such loss should generally be disallowed under the “wash sale” rules of the Tax Code where a U.S. Holder purchases other substantially identical shares within 30 days before or after the Share Consolidation.
Exchange of Unsecured Debt
Pursuant to the Recapitalization Transaction, a U.S. Holder of Unsecured Debt will receive its share of the Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and, if such U.S. Holder is an Early Consenting Unsecured Debtholder, Unsecured Debtholder Early Consent Shares upon the exchange of its Unsecured Debt on the Effective Date.
The U.S. federal income tax consequences of the Recapitalization Transaction to a U.S. Holder of Unsecured Debt will depend on whether the Unsecured Debt is a “security” of the Corporation for U.S. federal income tax purposes. If the Unsecured Debt constitutes a security of the Corporation, the receipt of Limited Voting Shares in exchange for Unsecured Debt should be treated as a “recapitalization” for U.S. federal income tax purposes with the consequences described below in “Unsecured Debt – Recapitalization Treatment”. If, on the other hand, the Unsecured Debt does not constitute a security of the Corporation, then the receipt of Limited Voting Shares in exchange for Unsecured Debt should be treated as a fully taxable transaction, with the consequences described below in “Unsecured Debt – Fully Taxable Exchange”.
The term “security” is not defined in the Tax Code or in the Treasury Regulations issued thereunder and has not been clearly defined by judicial decisions. The determination of whether a particular debt obligation constitutes a “security” depends on an overall evaluation of the nature of the debt, including whether the holder of such debt obligation is subject to a material level of entrepreneurial risk and whether a continuing proprietary interest is intended or not. One of the most significant factors considered in determining whether a particular debt obligation is a security is its original term. In general, debt obligations issued with a weighted average maturity at issuance of less than five (5) years do not constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten (10) years or more constitute securities. U.S. Holders of Unsecured Debt are urged to consult a tax advisor regarding the appropriate status for U.S. federal income tax purposes of their Unsecured Debt.

(a)	Unsecured Debt – Recapitalization Treatment
In general, if the exchange of Unsecured Debt pursuant to the Recapitalization Transaction is a “recapitalization,” recognition of any gain or loss by the U.S. Holder is deferred. However, even within an otherwise tax-free recapitalization exchange, a U.S. Holder should have interest income to the extent of any exchange consideration treated as allocable to accrued but unpaid interest not previously included in income. See “Unsecured Debt – Distributions in Respect of Accrued But Unpaid Interest or OID” below.
A U.S. Holder’s aggregate tax basis in Limited Voting Shares received in the exchange should equal the U.S. Holder’s adjusted tax basis in its Unsecured Debt, increased by any interest income recognized in the exchange, and decreased by any deductions claimed in respect of any previously accrued but unpaid interest. The U.S. Holder’s holding period for any Limited Voting Shares received generally should include the U.S. Holder’s holding period in its Unsecured Debt, except that the holding period of any Limited Voting Shares treated as issued in respect of accrued but unpaid interest should begin on the day following the receipt of such Limited Voting Shares.

(b)	Unsecured Debt – Fully Taxable Exchange
In general, if the exchange of Unsecured Debt pursuant to the Recapitalization Transaction is a fully taxable exchange, the exchanging U.S. Holder should recognize gain or loss in an amount equal to the difference, if any, between (i) the aggregate fair market value of any Limited Voting Shares received in respect of its Unsecured Debt on the Effective Date (other than any exchange consideration treated as received in respect of its Unsecured Debt for accrued but unpaid interest or OID), and (ii) the U.S. Holder’s adjusted tax basis in the Unsecured Debt exchanged (other than any tax basis attributable to accrued but unpaid interest or OID). See “Unsecured Debt – Character of Gain or Loss” below. In addition, a U.S. Holder of Unsecured Debt should have interest income to the extent of any exchange consideration treated as allocable to accrued but unpaid interest not previously included in income. See “Unsecured Debt – Distributions in Respect of Accrued But Unpaid Interest or OID” below.
Generally, a U.S. Holder’s adjusted tax basis in Unsecured Debt should be equal to the cost of the Unsecured Debt to such U.S. Holder, increased by any OID previously included in income. If applicable, a U.S. Holder’s tax basis in Unsecured Debt also should be (i) increased by any market discount previously included in income by such U.S. Holder pursuant to an election to include market discount in gross income currently as it accrues, and (ii) reduced by any cash payments received on the Unsecured Debt other than payments of qualified stated interest, and by any amortizable bond premium that the U.S. Holder has previously deducted.
A U.S. Holder’s tax basis in any Limited Voting Shares received in respect of its Unsecured Debt on the Effective Date should equal the fair market value of such stock on the Effective Date. The U.S. Holder’s holding period in such stock received should begin on the day following the Effective Date.

(c)	Unsecured Debt – Character of Gain or Loss
Where gain or loss is recognized by a U.S. Holder, the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the U.S. Holder, whether the Unsecured Debt constitutes a capital asset in the hands of the U.S. Holder and how long it has been held, whether the Unsecured Debt was acquired at a market discount, and whether and to what extent the U.S. Holder previously claimed a bad debt deduction.
A U.S. Holder that purchased its Unsecured Debt from a prior holder at a “market discount” (relative to the principal amount of the Unsecured Debt at the time of acquisition) may be subject to the market discount rules of the Tax Code. In general, a debt instrument is considered to have been acquired with “market discount” if its holder’s adjusted tax basis in the debt instrument is less than (i) its stated principal amount or (ii) in the case of a debt instrument issued with OID, its adjusted issue price, in each case, by at least a de minimis amount. The de minimis amount is equal to 0.25% of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity. Generally, qualified stated interest is a stated amount of interest payable in cash at least annually.
Under these rules, any gain recognized on the exchange of Unsecured Debt (except to the extent such gain is attributable to accrued but unpaid interest) generally should be treated as ordinary income to the extent of the market discount accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant yield basis) during the U.S. Holder’s period of ownership, unless the U.S. Holder elected to include the market discount in income as it accrued. If a U.S. Holder of Unsecured Debt did not elect to include market discount in income as it accrued and, thus, under the market discount rules, was required to defer all or a portion of any deductions for interest on debt incurred or maintained to purchase or carry its Unsecured Debt, such deferred amounts would become deductible at the time of the exchange as long as the exchange is not a recapitalization exchange.
In the case of an exchange of Unsecured Debt that qualifies as a recapitalization, the Tax Code indicates that any accrued market discount in respect of the Unsecured Debt should not be currently includible in income under Treasury Regulations to be issued. However, such accrued market discount should carry over to any nonrecognition property received in exchange therefor (i.e., to the Limited Voting Shares received in the exchange). Any gain recognized by a U.S. Holder upon a subsequent disposition of such Limited Voting Shares would be treated as ordinary income to the extent of any accrued market discount not previously included in income. To date, specific Treasury Regulations implementing this rule have not been issued.

(d)	Unsecured Debt – Distributions in Respect of Accrued but Unpaid Interest or OID
Pursuant to the Recapitalization Transaction, distributions to a U.S. Holder of Unsecured Debt may be allocated first to accrued but unpaid interest of Unsecured Debt and then, to the extent the consideration exceeds the accrued but unpaid interest of Unsecured Debt, to the principal amount of Unsecured Debt. Alternatively, distributions to a U.S. Holder of Unsecured Debt may be allocated first to the principal amount of Unsecured Debt and then, to the extent the consideration exceeds the principal amount of Unsecured Debt, to the accrued but unpaid interest of Unsecured Debt. There is no assurance, however, that the IRS would respect either such allocation for U.S. federal income tax purposes.
In general, to the extent that any consideration received pursuant to the Recapitalization Transaction by a U.S. Holder of Unsecured Debt is treated as received in satisfaction of accrued interest during its holding period, such amount should be taxable to the U.S. Holder as interest income (if not previously included in the U.S. Holder’s gross income). Conversely, a U.S. Holder generally recognizes a deductible loss to the extent any accrued interest claimed or accrued OID was previously included in its gross income and is not paid in full. However, the IRS has privately ruled that a holder of a “security” of a corporate issuer, in an otherwise tax-free exchange, could not claim a current loss with respect to any accrued unpaid OID. Accordingly, it is also unclear whether, by analogy, a U.S. Holder of Unsecured Debt that does not constitute a security would be required to recognize a capital loss, rather than an ordinary loss, with respect to previously included OID that is not paid in full.
Exchange of Secured Debt
Pursuant to the Recapitalization Transaction, a U.S. Holder of Secured Debt will receive cash on account of accrued and unpaid interest outstanding in respect of the Secured Debt up to the Effective Date, its share of the New Senior Secured Debt, the Secured Debt Repayment Amount and any Additional Cash Amount and, if such U.S. Holder is an Early Consenting Secured Debtholder, the Secured Debtholder Early Consent Cash Consideration upon the exchange of its Secured Debt on the Effective Date. The Corporation intends to treat the exchange of Secured Debt as an “exchange” for U.S. federal income tax purposes.
The U.S. federal income tax consequences of the Recapitalization Transaction to a U.S. Holder of Secured Debt will depend on whether the Secured Debt and New Senior Secured Debt are “securities” of the Corporation for U.S. federal income tax purposes. If both Secured Debt and New Senior Secured Debt are securities of the Corporation, the receipt of New Senior Secured Debt in exchange for Secured Debt and cash should be treated as a “recapitalization” for U.S. federal income tax purposes with the consequences described below under “Secured Debt – Recapitalization Treatment”. If, on the other hand, the Secured Debt or New Senior Secured Debt does not constitute a security of the Corporation, then the receipt of New Senior Secured Debt in exchange for Secured Debt and cash should be treated as a fully taxable transaction, with the consequences described below under “Secured Debt – Fully Taxable Exchange”.
The meaning of the term “security” is described above under “Exchange of Unsecured Debt”.

(a)	Secured Debt – Recapitalization Treatment
In general, if the exchange of Secured Debt pursuant to the Recapitalization Transaction is a “recapitalization,” recognition of any gain or loss by the U.S. Holder is deferred. However, a U.S. Holder generally should recognize capital gain (but not loss), subject to the “market discount” rules discussed below in “Secured Debt – Character of Gain or Loss,” to the extent of the lesser of (i) the amount of gain realized (except to the extent such gain is attributable to accrued but unpaid interest) or (ii) the amount of cash received (except to the extent such cash is attributable to accrued but unpaid interest). See “Secured Debt – Fully Taxable Exchange” below for a determination of gain or loss realized. In addition, even within an otherwise tax-free recapitalization exchange, a U.S. Holder should have interest income to the extent of cash allocable to accrued but unpaid interest not previously included in income. See “Secured Debt – Distributions in Respect of Accrued But Unpaid Interest or OID” below.
A U.S. Holder’s aggregate tax basis in the New Senior Secured Debt received should equal such U.S. Holder’s aggregate adjusted tax basis in the Secured Debt exchanged therefor, increased by any gain recognized by the U.S.

Holder on the exchange (other than any gain attributable to interest income recognized in the exchange), and decreased by the amount of any cash received. The U.S. Holder’s holding period in the New Senior Secured Debt received should generally include its holding period in the Secured Debt exchanged therefor.

(b)	Secured Debt – Fully Taxable Exchange
In general, if the exchange of Secured Debt pursuant to the Recapitalization Transaction is a fully taxable exchange, the exchanging U.S. Holder should recognize gain or loss in an amount equal to the difference, if any, between (i) the aggregate fair market value of any New Senior Secured Debt, Secured Debt Repayment Amount, any Additional Cash Amount and, Secured Debtholder Early Consent Cash Consideration received in respect of its Secured Debt on the Effective Date (other than cash received in respect of its Secured Debt for accrued but unpaid interest or OID), and (ii) the U.S. Holder’s adjusted tax basis in the Secured Debt exchanged (other than any tax basis attributable to accrued but unpaid interest or OID). See “Secured Debt – Character of Gain or Loss” below. In addition, a U.S. Holder of Secured Debt should have interest income to the extent of cash allocable to accrued but unpaid interest not previously included in income. See “Secured Debt – Distributions in Respect of Accrued But Unpaid Interest or OID” below.
Generally, a U.S. Holder’s adjusted tax basis in its Secured Debt should be determined in the same manner as Unsecured Debt, as described above under “Unsecured Debt – Fully Taxable Exchange”.
A U.S. Holder’s tax basis in any New Senior Secured Debt received in respect of its Secured Debt on the Effective Date should equal the fair market value of such debt on the Effective Date. The U.S. Holder’s holding period in such debt received should begin on the day following the Effective Date.

(c)	Distributions in Respect of Accrued but Unpaid Interest or OID
A U.S. Holder of Secured Debt will receive cash in an amount on account of accrued and unpaid interest outstanding in respect of the Secured Debt up to the Effective Date.
Such amount should be taxable to the U.S. Holder as interest income (if not previously included in the U.S. Holder’s gross income). Conversely, a U.S. Holder generally recognizes a deductible loss to the extent any accrued interest claimed or accrued OID was previously included in its gross income and is not paid in full. However, the IRS has privately ruled that a holder of a “security” of a corporate issuer, in an otherwise tax-free exchange, could not claim a current loss with respect to any accrued unpaid OID. Accordingly, it is also unclear whether, by analogy, a U.S. Holder of Secured Debt that does not constitute a security would be required to recognize a capital loss, rather than an ordinary loss, with respect to previously included OID that is not paid in full.

(d)	Secured Debt – Character of Gain or Loss
The character of gain or loss recognized by a U.S. Holder of Secured Debt should be determined in the same manner as Unsecured Debt, as described above under “Unsecured Debt – Character of Gain or Loss”.
Ownership of New Senior Secured Debt

(a)	Interest on New Senior Secured Debt
Payments of interest on the New Senior Secured Debt generally should be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on the New Senior Secured Debt may be treated as income from sources outside the United States and may be “passive category income” which is treated separately from other income for purposes of computing the foreign tax credit allowable to a U.S. Holder for U.S. federal income tax purposes. Due to the complexity of the foreign tax credit rules, U.S. Holders should consult a tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

(b)	OID, Amortizable Bond Premium and Market Discount
If the principal amount of the New Senior Secured Debt exceeds the issue price of the New Senior Secured Debt by more than a statutorily defined de minimis amount the excess of the principal amount over the issue price should be treated as OID, which should be includible in income as it accrues (regardless of the U.S. Holder’s regular method of tax accounting) using a constant yield method.
If a U.S. Holder has an adjusted tax basis in its New Senior Secured Debt immediately after the exchange that exceeds the stated principal amount of the New Senior Secured Debt, the U.S. Holder should be considered to have amortizable bond premium equal to such excess. A U.S. Holder may elect to amortize this premium using a constant yield method over the term of the New Senior Secured Debt. If a U.S. Holder does not elect to amortize any bond premium and holds the New Senior Secured Debt to maturity, then, in general, such U.S. Holder should recognize a capital loss equal to the amount of such premium when the New Senior Secured Debt matures.
The New Senior Secured Debt should be treated as acquired at a market discount if the U.S. Holder’s initial tax basis in such New Senior Secured Debt is less than (i) its issue price, if the New Senior Secured Debt is issued with OID, or (ii) its principal amount, if the New Senior Secured Debt is not issued with OID, in each case by more than a de minimis amount for U.S. federal income tax purposes. Any gain recognized by a U.S. Holder upon a subsequent disposition (or repayment) of any such New Senior Secured Debt should be treated as ordinary income to the extent of any accrued market discount in respect of the New Senior Secured Debt not previously included in income. A U.S. Holder must recognize any accrued market discount in respect of the Secured Notes (not previously included in income by such U.S. Holder) as ordinary income on a subsequent disposition of the New Senior Secured Debt (regardless of whether the U.S. Holder has gain on the disposition). To date, specific Treasury Regulations implementing this rule have not been issued. Alternatively, a U.S. Holder may elect (with respect to the New Senior Secured Debt and all other market discount obligations acquired by the U.S. Holder after the first day of the first taxable year to which such election applies) to include market discount in income currently as it accrues. This election, once made, may only be revoked with the consent of the IRS. Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of the New Senior Secured Debt, unless a U.S. Holder elects to accrue market discount on the basis of a constant interest rate. Amounts includible in income as market discount generally are treated as ordinary interest income.

(c)	Sale, Exchange or other Taxable Disposition of New Senior Secured Debt
Upon a sale, exchange, redemption or other taxable disposition of the New Senior Secured Debt, a U.S. Holder generally should recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than any amounts attributable to accrued and unpaid interest, which amounts should be treated as ordinary income to the extent not previously included in income) and (ii) the U.S. Holder’s adjusted tax basis in the New Senior Secured Debt.
The adjusted tax basis of the New Senior Secured Debt generally should equal the U.S. Holder’s initial tax basis in the New Senior Secured Debt calculated as described above, increased by any OID and market discount included in income by the U.S. Holder with respect to the New Senior Secured Debt, and reduced by any premium amortized by such U.S. Holder with respect to the New Senior Secured Debt.
Except to the extent of any accrued market discount on the New Senior Secured Debt not previously included in income by the U.S. Holder, with respect to which any gain should be treated as ordinary income, gain or loss realized on the sale, exchange or other taxable disposition of New Senior Secured Debt should generally be capital gain or loss and should be long-term capital gain or loss if at the time of the sale, exchange or other taxable disposition the New Senior Secured Debt has been held by the U.S. Holder for more than one year. In general, long-term capital gains of a non-corporate U.S. Holder are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations. Any capital gain or loss recognized by a U.S. Holder on the sale or other disposition of New Senior Secured Debt may be considered as income from sources within the United States or loss allocable to income from sources within the United States. U.S. Holders should consult a tax advisor regarding the source of gain attributable to market discount.
Ownership of Limited Voting Shares

(a)	Distributions with Respect to Limited Voting Shares
Subject to the PFIC rules described below, a U.S. Holder may recognize, to the extent determined to be paid out of the Corporation’s current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions in respect of the Corporation’s Limited Voting Shares

(where such dividend income should include the amount withheld from the dividend on account of withholding tax). The Corporation does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution paid in respect of the Limited Voting Shares should generally be treated as a dividend for U.S. federal income tax purposes.
The amount of any dividend paid to a U.S. Holder in a currency other than U.S. Dollars (including the amount withheld from the dividend on account of withholding tax) should be includible in the U.S. Holder’s income in a U.S. Dollar value amount calculated by reference to the currency exchange rate between the U.S. Dollar and the currency received, which currency exchange rate is in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the currency so received is in fact converted into U.S. Dollars. A U.S. Holder may have a tax basis in the currency received equal to their U.S. Dollar value on the date of receipt. If the currency received is converted into U.S. Dollars on the date of receipt, the U.S. Holder may not be required to recognize a currency gain or loss. If the currency received is not converted into U.S. Dollars on the date of receipt, a U.S. Holder may recognize a currency gain or loss on a subsequent conversion or other disposition of the currency. Such gain or loss may be treated as U.S. source ordinary income or loss.
A distribution treated as “qualified dividend income” and received by certain U.S. Holders should be taxed at preferential rates, provided applicable holding period and certain other requirements are satisfied, including that the Corporation is not treated as a PFIC for the year of the distribution or for the prior taxable year. Any amount of such distribution treated as a dividend may not be eligible for the “dividends received” deduction ordinarily available to certain U.S. Holders.
A distribution in respect of the Corporation’s Limited Voting Shares that is treated as a dividend may constitute income from a source outside the United States and may be categorized for U.S. foreign tax credit purposes as “passive category income”. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for tax withheld, if any, from a distribution received in respect of the Limited Voting Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead be able to claim a deduction for such tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult their own tax adviser regarding the application of such rules.

(b)	Sale, Exchange or Other Taxable Disposition of Limited Voting Shares
Subject to the PFIC rules described below, upon a sale, exchange or other taxable disposition of a Limited Voting Share, a U.S. Holder may recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in a currency other than U.S. Dollars, its U.S. Dollar equivalent, where such U.S. Dollar equivalent is, for U.S. Holders that use the cash method and for electing U.S. Holders that use accrual method, generally determined by reference to the relevant currency exchange rate on the date of settlement of the sale, exchange or other taxable disposition) and the U.S. Holder’s tax basis of such Limited Voting Share. Such gain or loss should be a long-term capital gain or loss if the Limited Voting Share has been held for more than one year and should be short-term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss may be considered a U.S. source gain or loss for U.S. foreign tax credit purposes. A long-term capital gain realized by certain U.S. Holders may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to limitations.
The U.S. federal income tax considerations applicable to a U.S. Holder of Limited Voting Shares described in this Information Circular are applicable to all U.S. Holders of Limited Voting Shares, including U.S. Holders that acquire Limited Voting Shares in the Private Placement.

(c)	Passive Foreign Investment Company Rules
A foreign corporation for purposes of the Tax Code will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income”. For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. The determination as to whether the Corporation is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the Corporation’s operations and the mix, use and value of the Corporation’s assets, which values may be treated as changing for U.S. federal income tax purposes as the Corporation’s market capitalization changes. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its PFIC status or that the Corporation will not be a PFIC for any taxable year. If the Corporation were to be classified as a PFIC in any taxable year during which a U.S. Holder owns its Limited Voting Shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available to U.S. Holders of Limited Voting Shares that may mitigate some of the adverse consequences if the Corporation were to be treated as a PFIC. U.S. Holders should consult a tax advisor regarding the application of the PFIC rules to their investment in Limited Voting Shares and whether to make an election or protective election.

(d)	Controlled Foreign Corporations
If a U.S. Holder of Limited Voting Shares is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of the Corporation, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in the Concordia Group for U.S. federal income tax purposes. If the Concordia Group includes one or more U.S. subsidiaries, and such U.S. subsidiaries are regarded as entities that are separate from the Corporation for U.S. federal income tax purposes, certain of the Concordia Group’s non-U.S. subsidiaries may be treated as a CFC of such U.S. subsidiaries. A U.S. Holder that is a United
States shareholder of one or more CFCs of the Corporation (a “CFC Shareholder”) would be required to include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and certain “investments in U.S. property” of each CFC, if any, regardless of whether such CFC or the Corporation makes a distribution of cash or other property (and would be subject to certain other special rules that apply to a United States shareholder of a CFC). In addition, an individual that is a CFC Shareholder generally would not be allowed certain tax deductions or foreign tax credits that could be available to a CFC Shareholder that is a U.S. corporation. As a result, a CFC Shareholder could incur a tax liability as a result of the operations of the Corporation and its CFCs, and may not receive a distribution of cash or other property from the Corporation to satisfy such tax liability. A CFC Shareholder will also be required to comply with reporting obligations with respect to the Corporation’s CFCs. Failure to comply with reporting obligations may subject a CFC Shareholder to monetary penalties. The Corporation cannot provide any assurance that the Concordia Group will assist U.S. Holders by furnishing to any U.S. Holders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A U.S. Holder should consult a tax advisor regarding the potential application of these rules to an investment in the Limited Voting Shares.

(e)	Required Disclosure with Respect to Foreign Financial Assets
Certain U.S. Holders are required to report information relating to an interest in Limited Voting Shares, subject to exceptions (including an exception for Limited Voting Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Limited Voting Shares. U.S. Holders should consult a tax advisor regarding information reporting requirements relating to their ownership of Limited Voting Shares.
RISK FACTORS
In addition to the other information set forth and incorporated by reference in this Information Circular, Voting Parties should carefully review the following risk factors before deciding whether to approve the Recapitalization Transaction.
Risks Relating to the Recapitalization Transaction
The completion of the Recapitalization Transaction may not occur.
The Corporation will not complete the Recapitalization Transaction unless and until all conditions precedent to the Arrangement are satisfied or waived. See “Conditions Precedent to the Implementation of the Plan.” Even if the Recapitalization Transaction is completed, it may not be completed on the schedule described in this Information Circular. Accordingly, Debtholders participating in the Recapitalization Transaction may have to wait longer than expected to receive their entitlements under the Plan. In addition, if the Recapitalization Transaction is not completed on the schedule described in this Information Circular, the Corporation may incur additional expenses.

Potential effect of the Recapitalization Transaction.
There can be no assurance as to the effect of the announcement of the Recapitalization Transaction on Concordia’s relationships with its suppliers, customers, purchasers, contractors or lenders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Recapitalization Transaction, or the effect of the Recapitalization Transaction being completed under the CBCA or pursuant to another statutory procedure. To the extent that any of these events result in the tightening of payment or credit terms, increases in the price of supplied goods, or the loss of a major supplier, customer, purchaser, contractor or lender, or of multiple other suppliers, customers, purchasers, contractors or lenders, this could have a material adverse effect on Concordia’s business, financial condition, liquidity and results of operations. Similarly, current and prospective employees of the Corporation may experience uncertainty about their future roles with the Corporation until the Corporation’s strategies with respect to such employees are determined and announced. This may adversely affect the Corporation’s ability to attract or retain key employees in the period until the Arrangement is completed or thereafter. The risk, and material adverse effect, of such disruptions could be exacerbated by any delay in the consummation of the Arrangement or termination of the Support Agreement, the Subscription Agreement or the Arrangement Agreement.
The Recapitalization Transaction may not improve the financial condition of Concordia’s business.
Management believes that the Recapitalization Transaction will enhance Concordia’s liquidity and provide it with continued operating flexibility. However, such belief is based on certain assumptions, including, without limitation, that Concordia’s sales, suppliers, customers, purchasers and contractors will not be materially adversely affected while the Recapitalization Transaction is underway and that such sales and/or relationships will be stable or will improve following the completion of the Recapitalization Transaction in the increasingly competitive marketplace in which Concordia operates, that general economic conditions and the markets for Concordia’s products will remain stable or improve, as well as Concordia’s continued ability to manage costs. Should any of those assumptions prove false, the financial position of Concordia may be materially adversely affected and Concordia may not be able to pay its debts as they become due.
The Recapitalization Transaction will result in substantial dilution to current Shareholders.
The Recapitalization Transaction will result in the current Shareholders holding approximately 0.35% of the Limited Voting Shares of the Corporation, subject to the MIP Dilution.
Parties may make claims against the Concordia Entities despite the releases and waivers provided for in the Plan.
The Plan includes certain releases to become effective upon the implementation of the Recapitalization Transactions in favour of the Released Parties and the Additional Released Parties, as set out in the Plan. Furthermore, the Plan also provides that, from and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of the Plan in its entirety. Without limiting the foregoing, pursuant to the Plan, all Persons shall be deemed to have waived any and all defaults or events of default, change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt or the Debt Documents, the Support Agreement, the Subscription Agreement, the Arrangement, the Arrangement Agreement, the Plan, the transactions contemplated thereunder and any proceedings commenced with respect to or in connection with the Plan and any and all amendments or supplements thereto. Notwithstanding the foregoing, the Corporation may still be subject to legal actions with regards to such released claims and related matters. Such legal actions may be costly and could require the Corporation to defend such potential claims without recourse for legal costs incurred, even if the Corporation is successful.
The Debtholders and the Private Placement Parties receiving New Senior Secured Debt and Limited Voting Shares through the Plan might have difficulty enforcing civil liabilities against the Corporation in the United States and Canada.
The enforcement by the Debtholders and the Private Placement Parties of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Concordia is incorporated outside the United States, that some or all of its officers and directors and the experts named herein are residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States. As a result, it may be difficult or impossible for Debtholders and Private Placement Parties in the United States to effect service of process within the United States upon Concordia, most of its subsidiaries and their officers and directors and the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the United States. In addition, the Debtholders and the Private Placement Parties in the United States should not assume that the courts of Canada or any other non-U.S. jurisdiction: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the United States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the United States. In addition, awards of punitive damages in actions brought in Canada or elsewhere may be unenforceable in the U.S.
The enforcement by the Debtholders and the Private Placement Parties of civil liabilities under Canadian Securities Laws may be affected adversely by the fact that certain officers and directors named in this Information Circular are residents of countries other than Canada, and that a substantial portion of the assets of said persons are located outside Canada. As a result, it may be difficult or impossible for Debtholders and Private Placement Parties in
Canada to effect service of process within Canada upon those officers and directors, or to realize, against them, upon judgments of courts of Canada predicated upon civil liabilities under Canadian Securities Laws.
The Corporation will incur significant transaction-related costs in connection with the Arrangement, and the Corporation may have to pay various expenses even if the Arrangement is not completed.
The Corporation expects to incur a number of non-recurring costs associated with the Arrangement before, at, and after its closing. The Corporation will also incur transaction fees and costs (including the Private Placement Commitment Consideration that is earned on signing of the Subscription Agreement and that is payable in certain termination events). Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Corporation even if the Arrangement is not completed. If the Arrangement is not consummated, the Corporation will bear some or all of these costs without recognizing any of the anticipated benefits of the Arrangement.
The pending Arrangement may divert the attention of the Corporation’s management.
The pendency of the Arrangement could cause the attention of the Corporation’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with the Corporation. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Corporation regardless of whether the Arrangement is ultimately completed.
Following completion of the Arrangement and the issuance of Limited Voting Shares in the Private Placement, the Corporation may issue additional equity or debt securities, which could dilute the ownership in the Corporation of holders of Limited Voting Shares.
In the future the Corporation may issue additional securities to raise capital. The Corporation may also acquire interests in other companies by using a combination of cash and Limited Voting Shares or just Limited Voting Shares. The Corporation may also issue securities convertible into Limited Voting Shares, whether pursuant to the Management Incentive Plan or otherwise.
The Corporation may also attempt to increase its capital resources by making additional offerings of debt, including senior or subordinated notes. Because the Corporation’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, the Corporation cannot predict or estimate the amount, timing or nature of future offerings. Thus, holders of Limited Voting Shares bear the risk of future offerings reducing the market value of Limited Voting Shares.
The Corporation will have new significant Shareholders upon completion of the Recapitalization Transaction.
Upon completion of the Recapitalization Transaction, it is expected that GSO, Solus and Bybrook will hold approximately 35.7%, 17.2% and 14.0%, respectively, of the Limited Voting Shares, GSO will hold the Class A Special Shares and Solus will hold the Class B Special Shares. These parties may be able to significantly affect the outcome of important matters affecting Concordia that require Shareholder approval, including business combinations or other transactions that have been recommended for acceptance by Shareholders by the Board. It is possible that the interests of GSO, Solus or Bybrook may in some circumstances conflict with the Corporation’s interests and the interests of other Shareholders. In addition, such parties are in the business of making investments in other companies and may hold securities of, and may from time to time in the future acquire interests in, businesses that directly or indirectly compete with all or a portion of the Corporation’s business or the businesses of its suppliers. None of GSO, Solus or Bybrook have entered into any non-competition agreements with the Corporation, or provided any covenants not to compete with the Corporation under the Subscription Agreement or any other agreement.
Risks Relating to the Non-Implementation of the Recapitalization Transaction
Future liquidity and operations of the Corporation are dependent on the ability of the Corporation to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Corporation does not complete the realignment of its capital structure through the CBCA process described above, it will be necessary to pursue other restructuring strategies that could have a more negative effect on the Corporation. If the
Recapitalization Transaction is not implemented pursuant to the Plan, the Corporation may effectuate the Recapitalization Transaction by way of an alternative implementation method or proceeding, including by way of an Alternative Implementation Process, in which case Shareholders may not be entitled to receive any consideration or retain any of their Common Shares (See “Alternative Implementation Process”).
In the event that the Recapitalization Transaction is not implemented the Corporation’s total debt may not be reduced by approximately $2.4 billion and the associated reduction in debt service costs may not be achieved.
The financial statements incorporated by reference in this Information Circular have been prepared on a going concern basis, which asserts the Corporation has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the expected possible outcomes set forth in such financial statements. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of Concordia’s assets, liabilities, revenues, expenses and balance sheet classifications may be necessary.
Risk Factors Related to the New Senior Secured Debt
The New Senior Secured Term Loan Agreement and the New Senior Secured Notes Indenture will impose operating and financial restrictions, which may prevent Concordia from pursuing certain business opportunities and taking certain actions that may be potentially profitable or in Concordia’s best interests.
The operating and financial restrictions and covenants contained in the New Senior Secured Term Loan Agreement and the New Senior Secured Notes Indenture restrict, and future debt instruments may restrict, subject to certain important exceptions and qualifications, Concordia’s and Concordia’s subsidiaries’ ability to, among other things:

·	incur or guarantee additional indebtedness;

·	make certain investments;

·	grant or permit certain liens on assets;

·	enter into certain transactions with affiliates;

·	pay dividends or distributions on, or redemptions or repurchases of, shares of Concordia;

·	merge, consolidate or transfer assets; and

·	change the business of Concordia.
These covenants could adversely affect Concordia’s ability to finance Concordia’s future operations or capital needs, withstand a future downturn in Concordia’s business or the economy in general, engage in business activities, including future opportunities that may be in Concordia’s interest, and plan for or react to market conditions or otherwise execute Concordia’s business strategies. Concordia’s ability to comply with these covenants may be affected by events beyond Concordia’s control. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders or holders of such indebtedness could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. There is no guarantee that Concordia would be able to satisfy Concordia’s obligations if any of Concordia’s indebtedness is accelerated.
Concordia’s variable rate indebtedness subjects Concordia to interest rate risk, which could cause Concordia’s debt service obligations to increase significantly.
The New Senior Secured Term Loans have a variable rate of interest and expose Concordia to interest rate risk. If interest rates increase, Concordia’s debt service obligations on its variable rate indebtedness will increase and Concordia’s net income and cash flows, including cash available for servicing Concordia’s indebtedness, will correspondingly decrease.
Due to many factors beyond Concordia’s control, Concordia may not be able to generate sufficient cash to service all of its indebtedness and meet its other ongoing liquidity needs, and Concordia may be forced to take other actions to satisfy its obligations under its debt agreements, which actions may not be successful.
Concordia’s ability to make payments on, and to refinance, its indebtedness, and to fund planned capital expenditures will depend on Concordia’s ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond Concordia’s control. Concordia’s business may not generate sufficient cash flow from operations and Concordia’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable it to make payments in respect of its indebtedness. Furthermore, Concordia may not have future borrowings available in an amount sufficient to enable it to pay indebtedness, including the New Senior Secured Notes and New Senior Secured Term Loans, or to fund Concordia’s other liquidity needs.
In these circumstances, Concordia may need to refinance all or a portion of its indebtedness, including the New Senior Secured Notes and New Senior Secured Term Loans, on or before maturity. Any refinancing of its debt could be at higher interest rates and may require Concordia to comply with more onerous covenants, which could further restrict Concordia’s business operations. Concordia’s ability to refinance Concordia’s indebtedness or obtain additional financing will depend on, among other things:

·	Concordia’s financial condition at the time;

·	restrictions governing Concordia’s indebtedness, including those contained in the New Senior Secured Term Loan Agreement and the New Senior Secured Notes Indenture;

·	Concordia’s credit rating; and

·	the condition of the financial markets and the industry in which Concordia operates.
As a result, Concordia may not be able to refinance any of its indebtedness on commercially reasonable terms or at all. Without this refinancing, Concordia could be forced to sell assets, reduce or delay capital expenditures or seek additional equity capital to make up for any shortfall in Concordia’s payment obligations under unfavorable circumstances. The terms of the New Senior Secured Term Loan Agreement and New Senior Secured Notes Indenture limit Concordia’s ability to sell assets. In addition, Concordia may not be able to sell assets quickly enough or for sufficient amounts to enable Concordia to meet its obligations. Any failure to make scheduled payments of interest and principal on Concordia’s outstanding indebtedness when due would permit the holders of such indebtedness to declare an event of default and accelerate the indebtedness. This could result in the lenders enforcing against the assets securing the borrowings, and Concordia could be forced into bankruptcy or other insolvency proceedings. In addition, any failure to make payments of interest and principal on Concordia’s outstanding debt on a timely basis would likely result in a reduction of Concordia’s credit rating, which could harm Concordia’s ability to incur additional debt on acceptable terms and may materially adversely affect the price of Concordia’s debt securities.

Canadian insolvency laws may impair the enforcement of remedies under the New Senior Secured Debt.
The rights of holders of New Senior Secured Debt may be significantly impaired by the provisions of applicable Canadian bankruptcy, insolvency, corporate and other similar legislation. In Canada, insolvency proceedings are governed by three federal statutes, the principal two being the CCAA and the Bankruptcy and Insolvency Act (Canada) (“BIA”). The federal insolvency laws in Canada apply across the country and allow for either a liquidation type proceeding or a restructuring type proceeding. In addition, under federal insolvency laws and provincial rules of court (other than Quebec), secured creditors may appoint what is known as a “receiver” over the collateral of the debtor, in order to sell the debtor’s assets or manage the debtor’s business or otherwise realize on collateral. Notwithstanding that insolvency proceedings in Canada are governed by federal statute, in certain circumstances provincial and territorial laws will affect those proceedings (e.g., security laws, landlord rights, etc.). In addition, secured creditors may have recourse to self-help or court-supervised proceedings.
The powers of the court under Canadian insolvency laws have been exercised broadly to protect an insolvent debtor from actions taken by creditors and other parties. Accordingly, if Concordia were to become subject to proceedings pursuant to such Canadian insolvency legislation, following commencement and/or during such a proceeding, payments of the New Senior Secured Debt may be stayed or discontinued and holders of New Senior Secured Debt may be unable to exercise their rights under the New Senior Secured Notes Indenture or New Senior Secured Term Loan Agreement, as applicable, and holders of the New Senior Secured Debt may not be compensated for any delays in payments, if any, of principal, interest and costs. Claims of creditors may also be compromised pursuant to the terms of a restructuring plan approved by the requisite majorities of creditors.
In the context of a proceeding under the BIA or the CCAA, a trustee or monitor, as applicable, is also required to review asset transfers and transactions undertaken by the bankrupt or debtor, as applicable, within specified time periods prior to the initiation of the proceeding to determine if the bankrupt or debtor, as applicable, was engaged in any transfers at undervalue or preferences. In the case of transfers at undervalue, the review period is one year from the date of the initial bankruptcy event (or five years for non-arm’s length parties) and preferences are subject to review if they occurred within three months of the date of the initial bankruptcy event (or twelve months for non-arm’s length parties). Trustees or monitors, as applicable, creditors and other qualified stakeholders may also seek to void, set aside or otherwise challenge transactions under provincial and other federal legislation. The circumstances in which this may occur varies by Canadian jurisdiction and legislation, but generally the circumstances include situations where the transactions were undertaken (a) for conspicuously less than fair value, or (b) with the intent to defeat, delay or hinder creditors or others, or (c) at a time when the transferor was insolvent or rendered insolvent by the transaction, or (d) where the transferor unfairly disregarded the interests of creditors or other applicable stakeholders. In the event that such a transaction is determined to have occurred, the trustee or monitor, as applicable, or such creditor or other qualifying stakeholder may take steps to void or set aside the transaction and/or assert claims against the recipient of the assets.
If certain criteria are met, Concordia may file for insolvency proceedings in the United States. In the event of such a foreign insolvency proceeding, both the CCAA and the BIA allow a representative, authorized in a foreign proceeding in respect of a debtor, to seek recognition of the foreign insolvency proceeding in Canada. The CCAA and the BIA each provide for a slightly modified version of the UNCITRAL model insolvency protocol (collectively, the “Recognition Provisions”). The Recognition Provisions allow an authorized representative to apply for recognition of the foreign insolvency proceeding as either a “foreign main proceeding” or a “foreign non-main proceeding”. The determination of the type of proceeding is based upon the center of main interest (“COMI”) of the applicant. The COMI test is substantially similar to the test set out in the UNCITRAL model law and Chapter 15 of the United States Bankruptcy Code, with some variations. If the court determines that the foreign proceeding is a “foreign main proceeding,” the court must grant a stay of proceedings in Canada and may grant additional relief permitted under the CCAA, BIA or the United States Bankruptcy Code. If the court determines that the foreign proceeding is a “foreign non-main proceeding,” the court may, but is not required to, grant a stay of proceedings in Canada and any other relief permitted under the CCAA, BIA or the United States Bankruptcy Code. In the event of a recognition order being granted in respect of a foreign main proceeding, certain restrictions are imposed on the debtor company, including a restriction on selling assets in Canada unless the court approves such asset sale transaction. In the event that the foreign proceeding results in the approval of a restructuring plan, the Canadian court may grant such plan full force and recognition in Canada.
A U.S. bankruptcy filing may affect Concordia’s or the New Senior Secured Debt Guarantors’ ability to make payments to holders of New Senior Secured Debt and any payments made on the New Senior Secured Debt could be subject to avoidance with respect to payments made within 90 days prior (or potentially longer) to commencement of such case.
As noted above, United States bankruptcy law may apply to the New Senior Secured Debt and the guarantees (potentially in a case under either Chapter 7, Chapter 11 or Chapter 15 of the United States Bankruptcy Code). Upon a United States bankruptcy filing, Concordia and the New Senior Secured Debt Guarantors would be stayed from making any principal payments on the New Senior Secured Debt. Furthermore, if a bankruptcy case were to be commenced by or against Concordia or any New Senior Secured Debt Guarantor under the United States Bankruptcy Code, claims could be asserted (by Concordia as debtors-in-possession, by any bankruptcy trustee appointed, or a statutory creditors’ committee), with respect to any payments made on the New Senior Secured Debt or guarantees within 90 days prior to the commencement of such a case (or one year before commencement of a bankruptcy proceeding if the creditor that benefited from the payment is an “insider” under the United States Bankruptcy Code), that Concordia or the New Senior Secured Debt Guarantors were insolvent at the time any such payments were made and such payments enabled the recipients thereof to receive a greater return than they would in any hypothetical Chapter 7 liquidation, such that all or a portion of such payments, which could include repayments of amounts due under the New Senior Secured Debt or the guarantees, might be deemed to constitute avoidable preferences, under the United States Bankruptcy Code, and that such payments should therefore be avoided by the bankruptcy court and recovered from the recipients for the benefit of the entire bankruptcy estate. Also, in the event that Concordia was to become a debtor in a bankruptcy case seeking reorganization or other relief under the United States Bankruptcy Code, a delay and/or substantial reduction in payment under the New Senior Secured Debt may otherwise occur.
Concordia is a holding company that conducts substantially all of its operations through, and derives all of its operating income and cash flow from, its subsidiaries. Therefore, Concordia’s ability to make any required payment on the New Senior Secured Debt is dependent on the operations of and the distribution of funds from Concordia’s subsidiaries.
Concordia is a holding company conducting the business’ operations entirely through Concordia’s subsidiaries, and all of Concordia’s consolidated operating assets are held by Concordia’s subsidiaries. Accordingly, repayment of Concordia’s indebtedness, including the New Senior Secured Debt, will be dependent on the generation of cash flow by Concordia’s subsidiaries and their ability to make such cash available to Concordia, by dividend, debt repayment or otherwise. Concordia’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable Concordia to make payments in respect of Concordia’s indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit Concordia’s ability to obtain cash from Concordia’s subsidiaries. In the event that Concordia does not receive distributions from Concordia’s subsidiaries, Concordia may be unable to make required principal and interest payments on Concordia’s indebtedness, including the New Senior Secured Debt.
The insolvency laws of other applicable jurisdictions may not be as favorable to debtholders as the insolvency laws of the United States or those of another jurisdiction with which debtholders are familiar and may preclude debtholders from recovering payments under the New Senior Secured Debt.
Concordia and the New Senior Secured Debt Guarantors are organized or incorporated under the laws of multiple jurisdictions. In the event of a bankruptcy, insolvency or similar event, proceedings could be initiated in any of these or other relevant jurisdictions. The rights of holders of the New Senior Secured Debt will thus be subject to the laws of a number of jurisdictions, and it may be difficult to enforce such rights in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for enforcement of creditors’ rights. In addition, the bankruptcy, insolvency, administrative and other laws of Concordia’s and most of the non-U.S. New Senior Secured Debt Guarantors’ jurisdictions of organization or incorporation may be materially different from, or in conflict with, each other and those of the United States, including in the areas of rights of creditors, priority of governmental and other creditors, ability to obtain post-petition interest and duration of the proceeding. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s law should apply, adversely affect a debtholder’s ability to enforce its rights under the New Senior Secured Debt, guarantees or the collateral in these jurisdictions or limit any amounts that debtholders may receive.

U.S. and Canadian investors in the New Senior Secured Notes may have difficulty enforcing certain civil liabilities.
Canadian holders of the New Senior Secured Debt should be aware that certain officers and directors named in this Information Circular, are located outside of Canada and, as a result, it may not be possible for Canadian holders of the New Senior Secured Debt to effect service of process within Canada upon these persons. All or a substantial portion of the assets of these persons are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against such persons in Canada or to enforce a judgment obtained in Canadian courts against such persons outside of Canada.
U.S. holders of the New Senior Secured Debt should be aware that certain officers and directors named in this Information Circular are located outside the U.S. and, as a result, it may not be possible for U.S. holders of the New Senior Secured Debt to effect service of process within the U.S. upon these persons. There is doubt as to the enforceability in certain jurisdictions outside the United States of liabilities predicated solely upon U.S. federal or state securities laws against Concordia and certain of such directors, officers and experts who are not residents of the United States, in original actions or actions for enforcements of judgments of U.S. courts. All or a substantial portion of the assets of these persons are likely to be located outside of the U.S. and, as a result, it may not be possible to satisfy a judgment against such persons in the U.S. or to enforce a judgment obtained in U.S. courts against such persons outside of the U.S.
Future pledges of collateral or guarantees might be avoided by a trustee in bankruptcy.
The New Senior Secured Notes Indenture, the New Senior Secured Term Loan Agreement and the related security documents will require Concordia to grant liens on certain assets that Concordia or any New Senior Secured Debt Guarantor acquires after the Effective Date. Any future guarantee or additional lien in favor of the New Senior Secured Notes Trustee and the New Senior Secured Term Loan Agent, as applicable, for the benefit of the holders of the New Senior Secured Debt might be avoidable by the grantor (as debtor-in possession) or by its trustee in bankruptcy or other third parties if certain events or circumstances exist or occur. For instance, if the entity granting a future guarantee or additional lien was insolvent at the time of the grant and if such grant was made within 90 days before that entity commenced a bankruptcy proceeding (or one year before commencement of a bankruptcy proceeding if the creditor that benefited from the guarantee or lien is an “insider” under the United States Bankruptcy Code), and the granting of the future guarantee or additional lien enabled the holders of the New Senior Secured Debt to receive more than they would if the grantor were liquidated under Chapter 7 of the United States Bankruptcy Code, then such guarantee or lien could be avoided as a preferential transfer. Liens recorded or perfected after the issue date may be treated under bankruptcy law as if they were delivered to secure previously existing indebtedness. In bankruptcy proceedings commenced within 90 days of lien perfection (or one year for insiders), a lien given to secure previously existing indebtedness is materially more likely to be avoided as a preference by the bankruptcy court than if delivered and promptly recorded on the issue date. Accordingly, if Concordia or any New Senior Secured Debt Guarantor were to file for bankruptcy protection after the Effective Date and the liens had been perfected less than 90 days (or one year for insiders) before the commencement of such bankruptcy proceeding, the liens securing the New Senior Secured Debt may be particularly subject to challenge as a result of having been delivered after the issue date. To the extent that such challenge succeeded, the holders of the New Senior Secured Debt would lose the benefit of the security that the collateral was intended to provide.
There are circumstances other than repayment or discharge of the New Senior Secured Debt under which the collateral securing the New Senior Secured Debt and guarantees will be released automatically, without debtholder consent or the consent of the New Senior Secured Notes Trustee or the New Senior Secured Term Loan Agent, as applicable.
Under various circumstances, collateral securing the New Senior Secured Debt will be released automatically, including, among other circumstances:

·	in whole, upon satisfaction and discharge of the New Senior Secured Notes Indenture or New Senior Secured Term Loan Agreement;

·	in whole, upon payment in full of principal, interest and all other obligations on the New Senior Secured Debt; and

·	in whole or in part, with the consent of the requisite holders of the New Senior Secured Notes or New Senior Secured Term Loans, as applicable.
It may be difficult to realize the value of the collateral securing the New Senior Secured Debt.
No appraisal of the collateral has been made and the value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. Concordia cannot assure debtholders that the fair market value of the collateral as of the date of this Information Circular exceeds the principal amount of the New Senior Secured Debt secured thereby. The value of the assets pledged as collateral for the New Senior Secured Debt and the guarantees could be impaired in the future as a result of changing economic conditions, Concordia’s failure to implement Concordia’s business strategy, competition, unforeseen liabilities and other future events. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the New Senior Secured Debt. Any claim for the difference between the amount, if any, realized by holders of the New Senior Secured Debt from the sale of the collateral securing the New Senior Secured Debt and the guarantees and the obligations under the New Senior Secured Debt will rank equally in right of payment with all of Concordia’s other unsecured unsubordinated indebtedness and other obligations, including trade payables. Additionally, in the event that a bankruptcy or insolvency proceeding is commenced by or against Concordia, if the value of the collateral is less than the amount of principal and accrued and unpaid interest on the New Senior Secured Debt and any other senior secured obligations, interest may cease to accrue on the New Senior Secured Debt from and after the date such proceeding is commenced or initiated. Also, any attempt to repossess, or any other disposition of the collateral during a bankruptcy or insolvency proceeding would also require approval from the bankruptcy court (which may not be given under the circumstances or which the approval for could be delayed).
To the extent that third parties enjoy prior liens on the collateral securing the New Senior Secured Debt, to the extent permitted under the New Senior Secured Notes Indenture or the New Senior Secured Term Loan Agreement, as applicable, such third parties may have rights and remedies with respect to the collateral subject to such liens that, if exercised, could adversely affect the value of the collateral. Additionally, the terms of the New Senior Secured Notes Indenture and the New Senior Secured Term Loan Agreement allow Concordia to obtain, either in connection with or following the implementation of the Recapitalization Transaction, a secured first out revolver, ranking senior in priority to the New Senior Secured Debt. The New Senior Secured Notes Indenture and the New Senior Secured Term Loan Agreement do not require that Concordia maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Releases of collateral from the liens securing the New Senior Secured Debt will be permitted under certain circumstances.
Rights of the holders of the New Senior Secured Debt in the collateral may be adversely affected by the failure to perfect liens on certain collateral acquired in the future.
Applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. The New Senior Secured Notes Trustee or the New Senior Secured Term Loan Agent may not monitor, or Concordia may not inform the New Senior Secured Notes Trustee or the New Senior Secured Term Loan Agent of, the future acquisitions of property and rights that constitute collateral, and necessary action may not be taken to properly perfect the security interest in such after acquired collateral. Neither the New Senior Secured Notes Trustee nor the New Senior Secured Term Loan Agent has any obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in favor of the New Senior Secured Debt against third parties. In addition, as described further herein, even if the liens on collateral acquired in the future are properly perfected, such liens may potentially be avoidable as a preference in any bankruptcy or insolvency proceeding if such perfection occurs beyond certain prescribed period and under certain circumstances. See “Future pledges of collateral or guarantees might be avoided by a trustee in bankruptcy”.
The collateral is subject to casualty risks.
Although Concordia maintains insurance policies to insure against losses, there are certain losses that may be either uninsurable or not economically insurable, in whole or in part. As a result, it is possible that the insurance proceeds will not compensate Concordia fully for Concordia’s losses in the event of a catastrophic loss. If there is a total or partial loss of any of the pledged collateral, Concordia cannot assure debtholders that any insurance proceeds received by Concordia will be sufficient to satisfy all the secured obligations, including the New Senior Secured Debt.
Concordia will in most cases have control over the collateral, and the sale of particular assets by Concordia could reduce the pool of assets securing the New Senior Secured Debt and any future guarantees.
The security documents allow Concordia to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the New Senior Secured Debt and any future guarantees. For example, so long as no default or event of default under the New Senior Secured Notes Indenture or the New Senior Secured Term Loan Agreement would result therefrom, Concordia may, among other things, without any release or consent by the New Senior Secured Notes Trustee or the New Senior Secured Term Loan Agent, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness).
Security interests over certain collateral may not be in place by the Effective Date or may not be perfected by the Effective Date. Creation or perfection of such security interests after the Effective Date increases the risk that the liens granted by those security interests could be avoided.
Certain security interests in favor of the New Senior Secured Notes Trustee and the New Senior Secured Term Loan Agent may not be in place or perfected as of the date on which the Recapitalization Transaction closes. To the extent any liens on or security interests in the collateral securing the New Senior Secured Debt are not perfected on or prior to such date, Concordia will use its commercially reasonable efforts to have all such security interests perfected, to the extent required by the New Senior Secured Notes Indenture and the New Senior Secured Term Loan Agreement, within a period of time to be agreed between Concordia, the New Senior Secured Notes Trustee and the New Senior Secured Term Loan Agent. Under U.S. bankruptcy law, to the extent a security interest in certain collateral is granted or perfected more than 30 days following the Effective Date, that security interest would remain at risk of being avoided as a preferential transfer by the pledger (as debtor in possession) or by its trustee in bankruptcy if Concordia were to file for bankruptcy within 90 days after the grant or after perfection (or, under certain circumstances, one year).
In Canada, there are a number of remedies under federal and provincial legislation available to a trustee in bankruptcy, creditors of the debtor, a receiver, a monitor appointed in a CCAA proceeding, other court appointed officer and other interested parties to seek to set aside or void a future pledge of collateral for existing indebtedness.
Lien searches may not reveal all existing liens on the collateral.
Concordia cannot guarantee that the lien searches conducted on the collateral securing the New Senior Secured Debt or the guarantees will reveal all existing liens on such collateral. Any existing undiscovered lien could be significant, could be prior in ranking to the liens securing the New Senior Secured Debt or the guarantees and could have an adverse effect on the ability of the New Senior Secured Notes Trustee or the New Senior Secured Term Loan Agent to realize or foreclose upon such collateral. Certain statutory priority liens may also exist that cannot be discovered by lien searches.
Rights of the holders of the New Senior Secured Debt in the collateral securing the New Senior Secured Debt may be adversely affected by bankruptcy and insolvency proceedings and the holders of the New Senior Secured Debt may not be entitled to post-petition interest, fees, or expenses in any bankruptcy or insolvency proceeding.
The rights of the New Senior Secured Notes Trustee and the New Senior Secured Term Loan Agent to repossess and dispose of the collateral securing the New Senior Secured Notes and the New Senior Secured Term Loans, as applicable, upon acceleration is likely to be significantly impaired by, and at a minimum delayed by, U.S. bankruptcy law if U.S. bankruptcy proceedings are commenced by or against Concordia prior to or possibly even after either such party has repossessed and disposed of the collateral. Under the United States Bankruptcy Code, pursuant to the automatic stay imposed upon a bankruptcy filing, a secured creditor, such as the New Senior Secured Notes Trustee or the New Senior Secured Term Loan Agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without prior bankruptcy court approval (which may not be given under the circumstances). Moreover, U.S. bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection”. The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional or replacement security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of its collateral if the value of the collateral exceeds the debt it secures. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court, it is impossible to predict whether or when payments under the New Senior Secured Debt could be delayed following the commencement of a bankruptcy case (or the length of the delay in making any such payments), whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent the holders of the New Senior Secured Debt would be compensated for any delay in payment or loss of value of the collateral through the requirements of “adequate protection”.
Furthermore, in the event a U.S. bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the New Senior Secured Debt and any additional obligations secured by first priority liens, the holders of the New Senior Secured Debt would have “undersecured claims” as to any such deficiency. U.S. bankruptcy laws do not permit the payment or accrual of post-petition interest, costs, expenses and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case. Other consequences of a finding of under- collateralization would include, among other things, a lack of entitlement to receive “adequate protection” under U.S. bankruptcy laws with respect to the unsecured portion of the New Senior Secured Debt. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments could be recharacterized by a U.S. bankruptcy court as a reduction of the principal amount of the New Senior Secured Debt.
Similarly, in Canada, the right of the New Senior Secured Notes Trustee and the New Senior Secured Term Loan Agent to repossess and dispose of the collateral securing the New Senior Secured Notes and the New Senior Secured Term Loans, as applicable, upon acceleration is likely to be significantly impaired by Canadian bankruptcy and insolvency law if such proceedings are commenced by or against Concordia prior to or possibly even after either such party has repossessed and disposed of the collateral. Pursuant to the stay imposed in certain Canadian bankruptcy and insolvency proceedings, a secured creditor, such as a holder of New Senior Secured Notes or a holder of New Senior Secured Term Loans, as applicable, is prohibited from repossessing its security from a debtor, or from disposing of security from a debtor, without court approval. Moreover, certain Canadian bankruptcy and insolvency proceedings permit the debtor (or its trustee, receiver or similar representative) to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments. In view of the broad discretionary powers of the court in such proceedings, it is impossible to predict how long payments under the New Senior Secured Debt could be delayed following the commencement of such a proceeding, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent the holders of the New Senior Secured Debt would be compensated for any delay in payment or loss of value of the collateral or would recover the full amount owing to them. The payment or accrual of post-petition interest, costs and attorneys’ fees during the debtor’s bankruptcy or insolvency proceedings may not be permitted by the court.
There is currently no public market for the New Senior Secured Notes, and an active trading market may not develop for the New Senior Secured Notes. The failure of a market to develop for the New Senior Secured Notes could affect the liquidity and value of the New Senior Secured Notes.
The issuance of the New Senior Secured Notes will be a new issue of securities, and there is no existing market for the New Senior Secured Notes. An active market may not develop for the New Senior Secured Notes, and there can be no assurance as to the liquidity of any market that may develop for the New Senior Secured Notes. If an active market does not develop, the market price and liquidity of the New Senior Secured Notes may be adversely affected.
The liquidity of the trading market, if any, and future trading prices of the New Senior Secured Notes will depend on many factors, including, among other things, the number of holders thereof, prevailing interest rates, Concordia’s operating results, financial performance and prospects, the interest of securities dealers in making a market in the New Senior Secured Notes, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for high-yield debt has been subject to disruptions that have caused substantial fluctuations in the prices of these securities. The market for the New Senior

Secured Notes may be subject to similar disruptions that may adversely affect the value of the New Senior Secured Notes. In addition to the foregoing, subsequent to their initial issuance, the New Senior Secured Notes may trade at a discount depending on other factors that include, without limitation, prevailing interest rates, the market for similar securities, and Concordia’s performance.
The issuance of the New Senior Secured Notes has not been, and will not be, registered under applicable federal, provincial and state securities laws and accordingly the New Senior Secured Notes are not freely transferable.
The issuance of the New Senior Secured Notes has not been, and will not be, registered under Canadian Securities Laws or U.S. Securities Laws. Unless the issuance of the New Senior Secured Notes is so registered, they may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Canadian Securities Laws or U.S. Securities Laws. Concordia is relying on exemptions from the registration and/or prospectus qualification requirements under the laws of other jurisdictions where the New Senior Secured Notes are being offered and sold and, therefore, the New Senior Secured Notes may be transferred or resold by or to purchasers resident in or otherwise subject to the laws of those jurisdictions only in compliance with the laws of those jurisdictions, to the extent applicable.
Concordia may be unable to repay the New Senior Secured Debt at maturity.
At maturity, the entire outstanding principal amount of the New Senior Secured Debt, together with accrued and unpaid interest, will become due and payable. Concordia may not have the funds to fulfill these obligations or the ability to renegotiate these obligations. If, upon the applicable maturity dates, other arrangements prohibit Concordia from repaying the New Senior Secured Debt, Concordia could try to obtain waivers of such prohibitions from the lenders and holders under those arrangements, or Concordia could attempt to refinance the borrowings that contain the restrictions. In these circumstances, if Concordia was not able to obtain such waivers or refinance these borrowings, Concordia would be unable to repay the New Senior Secured Debt.
The New Senior Secured Notes will be held in book-entry form and, therefore, holders must rely on the procedures of the relevant clearing systems to exercise their rights and remedies.
Unless and until certificated New Senior Secured Notes are issued in exchange for book-entry interests in the New Senior Secured Notes, owners of the book-entry interests will not be considered owners or holders of the New Senior Secured Notes. Instead, DTC, or its nominee, will be the sole holder of the New Senior Secured Notes. Payments of distributions and other amounts on or in respect of the New Senior Secured Notes in global form will be made to the paying agent, which will make payments to DTC. Thereafter, such payments will be credited to DTC participants’ accounts that hold book-entry interests in the New Senior Secured Notes in global form and credited by such participants to indirect participants. Unlike holders of the New Senior Secured Notes themselves, owners of book-entry interests will not have the direct right to act upon Concordia’s solicitations for consents or requests for waivers or other actions from holders of the New Senior Secured Notes. Instead, if a holder owns a book-entry interest, such holder will be permitted to act only to the extent such holder has received appropriate proxies to do so from DTC or, if applicable, a participant. Concordia cannot assure holders that the procedures implemented for the granting of such proxies will be sufficient to enable holders to vote on any requested actions on a timely basis.
The New Senior Secured Notes will be issued in U.S. Dollars and the New Senior Secured Term Loans will be denominated in a mix of U.S. Dollars and Euros and there is no guarantee that Concordia will be able to effectively hedge the arising exchange rate risk.
The New Senior Secured Notes will be issued in U.S. Dollars and therefore Concordia will be exposed to fluctuations in the exchange rate between U.S., GBP and Canadian dollars, as well as the exchange rates between U.S. Dollars and other currencies in which Concordia earns its revenue. The New Senior Secured Term Loans will be denominated in a mix of U.S. Dollars and Euros, further exposing Concordia to fluctuations in the exchange rate between U.S. Dollars, GBP, Canadian dollars, Euros and other currencies in which Concordia earns its revenue. There is no guarantee that Concordia will be able to effectively hedge against any exchange rate risks associated with the foregoing.
Certain holders of a substantial amount of Concordia’s Limited Voting Shares will also hold a significant portion of the New Senior Secured Debt, and their interest may differ from the interests of the holders of the New Senior Secured Debt.

Upon consummation of the Recapitalization Transaction, certain holders of New Senior Secured Debt will hold a substantial amount of the Limited Voting Shares. As a result, their interests may not be aligned with other holders of the New Senior Secured Debt. If Concordia encounters financial difficulties or is unable to pay its debts as they mature, the interests of such holders may conflict with those of the other holders of the New Senior Secured Debt.
Risk Factors Related to the Business and the Limited Voting Shares
Certain risk factors relating to the business of the Corporation and the Common Shares, which, pursuant to the Plan will be redesignated as Limited Voting Shares, are contained in the 2018 Annual Report under the headings “Risk Factors – Risk Factors Related to the Business of the Company” (pages 17 through 39) and “Risk Factors – Risk Factors Related to the Common Shares” (pages 40 through 43). The 2018 Annual Report is incorporated by reference in this Information Circular and has been publicly filed on the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Voting Parties should review and carefully consider the risk factors set forth in the 2018 Annual Report and consider all other information contained therein and herein and in the Corporation’s other public filings before determining whether to vote in favour of the resolutions brought before the applicable Meeting(s).
By exchanging or converting Debt for Limited Voting Shares pursuant to the Recapitalization Transaction, Unsecured Debtholders will be changing the nature of their investment from debt to equity. Equity carries certain risks that are not applicable to debt. Unsecured Debtholders are provided a variety of contractual rights and remedies under the Unsecured Debt Documents. These rights will not be available to Unsecured Debtholders that become holders of Limited Voting Shares upon the Effective Date. Claims of Shareholders will be subordinated in priority to the claims of creditors in the event of an insolvency, winding up, or other distribution of the assets of Concordia.
Tax Risks
The tax laws of any applicable country, province, state or territory (including Canadian and United States federal income tax laws), and the administrative application and interpretation of such laws, are subject to change. Any change in the tax laws that are applicable to Concordia or the interests held by a Voting Party in Concordia, or the administrative application or interpretation of such laws, could have an adverse impact on such Voting Party’s interests in Concordia.
While Concordia is confident in its tax filing positions in connection with the Recapitalization Transaction, it has not sought or obtained from any tax authority advance confirmation of such positions (including an advance income tax ruling from the Canada Revenue Agency or a private letter ruling from the IRS), therefore it is possible that such positions may be successfully challenged by tax authorities, which could result in materially different tax consequences than anticipated. It is possible that the Canadian and/or United States tax authorities could take positions or adopt interpretations regarding the applicable tax consequences to Securityholders that differ from those set out in this Information Circular. Securityholders should consult their own tax advisors.
BUSINESS OF THE ANNUAL MEETING OF SHAREHOLDERS
Presentation of Financial Statements
Management, on behalf of the Board, will submit the Financial Statements to the Shareholders at the Shareholders’ Meeting, but no vote by the Shareholders with respect thereto is required or proposed to be taken in respect of the Financial Statements.
The Financial Statements placed before Shareholders were mailed to requesting Registered Shareholders, as well as requesting beneficial Shareholders on or about April 9, 2018 and are also available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Election of Directors
Under the articles of the Corporation, the Board is to consist of a minimum of three and a maximum of eleven directors of the Corporation (“Directors”). The number of Directors to be elected at the Shareholders’ Meeting is six. Pursuant to the OBCA, each nominee may be elected by a plurality of the votes cast by Shareholders present in person or represented by proxy. However, each nominee is to be elected in accordance with the majority voting policy that the Corporation has adopted. See “Statement of Corporate Governance – Majority Voting for Board Elections”.
Management does not contemplate that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Shareholders’ Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the persons designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee selected by the Board. Each Director elected will hold office until the next annual meeting of Shareholders, or until their respective successors are elected or appointed in accordance with applicable Law and the Corporation’s by-laws.
Re-Appointment of Auditor
At the Shareholders’ Meeting, Shareholders will be asked to re-appoint PricewaterhouseCoopers LLP (“PwC”), PwC Tower 18 York Street, Suite 2600, Toronto, Ontario, M5J 0B2, as the auditor of the Corporation to hold office until the close of the next annual meeting of Shareholders, based on the recommendation of the Audit Committee and the Board. PwC has been the auditor of the Corporation since June 25, 2015. PwC has advised the Corporation that they are independent within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and rules of the SEC.
If a majority of the Common Shares represented at the Shareholders’ Meeting are withheld from voting for the appointment of PwC as the auditors of the Corporation, the Board will appoint another firm of chartered accountants based upon the recommendation of the Audit Committee.
A summary of the external auditor service fees and billings paid or payable to Collins Barrow, LLP, the Corporation’s former external auditor (from January 21, 2010 to June 25, 2015) for services rendered in the fiscal year ended December 31, 2016 and a summary of the external auditor service fees and billings paid or payable to PwC, the Corporation’s current external auditor, in respect of the fiscal years ended December 31, 2016 and December 31, 2017, is set out below:

Firm	Fiscal Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
Collins Barrow LLP	2016	-	-	CDN$60,424(1)	CDN$43,314(2)	CDN$103,738
	2017	-	-	-	-	-
PwC(3)	2016	$2,079,486	$183,372(4)	-	$138,305(5)	$2,401,163
	2017	$2,322,728	-	$12,240(6)	-	$2,334,968

Notes:

(1)	The amount relates primarily to fees charged for assistance with tax compliance in the United States and Canada.

(2)
The amount relates primarily to fees charged in connection with the preparation of continuous disclosure documents; assistance with the preparation of U.S. securities regulatory filings; and assistance with the Corporation’s offering of the Secured Notes completed in October, 2016.

(3)	Fees paid to PwC, who were appointed as the auditor of the Corporation during the second quarter of 2015.

(4)
This amount relates to work involving an analysis of U.K. generally accepted accounting principles, a business acquisition report prepared in connection with the AMCo Acquisition and the offering memorandum prepared in connection with the Corporation’s offering of the Secured Notes completed in October 2016.

(5)	This amount relates to work involving the Corporation’s strategic review in 2016.

(6)	This amount relates to fees for tax compliance assistance.
Other Business
Management is not aware of any matter to come before the Shareholders’ Meeting other than the matters referred to in the Shareholders’ Notice. However, if any other matter properly comes before the Shareholders’ Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Shareholders’ Notice and with respect to other matters that properly may come before the Shareholders’ Meeting.

DIRECTOR NOMINEES OF CONCORDIA
Under the articles of the Corporation, the Board is to consist of a minimum of three and a maximum of eleven Directors. The number of Directors to be elected at the Shareholders’ Meeting is six. Pursuant to the OBCA, each nominee may be elected by a plurality of the votes cast by Shareholders present or represented by proxy. However, each nominee is to be elected in accordance with the majority voting policy that the Corporation has adopted. See “Statement of Corporate Governance Practices – Majority Voting for Board Elections”.
On the recommendation of the Nominating and Corporate Governance Committee of the Board (the “NCGC”), the Board has approved the nomination of the six individuals set forth below for election as Directors. Voting for the election of the six nominee Directors will be conducted on an individual basis. All of the six nominees for election at the Shareholders’ Meeting are currently Directors. All nominees have agreed to stand for election. In accordance with Governance Terms agreed upon by the Majority Private Placement Parties, it is anticipated that new Directors will be appointed on the Effective Date. See “Concordia After the Recapitalization Transaction – Governance Arrangements – Board Nomination Rights”.
The following disclosure sets out, as at the date of this Information Circular: (i) the names of nominees for election as Directors, and their residency; (ii) all major offices and positions with the Corporation each now holds; (iii) each nominee’s principal occupation, business or employment; (iv) the period of time during which each has been a Director; (v) the current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, and RSUs, DSUs and options credited to each nominee; and (vi) other current public board memberships and committees.
Common Shares beneficially owned, controlled or directed, directly or indirectly, as at May 15, 2018, is based upon information furnished to the Corporation by each individual Director or nominee and confirmed using SEDI, which is publicly available through the Internet at www.sedi.ca.
Management does not contemplate that any of the nominees will be unable to serve as a Director. If, as a result of circumstances not now contemplated, any nominee is unable to serve as a Director, the proxy will be voted for the election of such other person or persons as the Board may select. Each Director elected will hold office until the next annual meeting of Shareholders, or until their respective successors are elected or appointed in accordance with applicable law and the Corporation’s by-laws.
Management does not contemplate that any of the nominees will be unable to serve as a Director. If, as a result of circumstances not now contemplated, any nominee is unable to serve as a Director, the proxy will be voted for the election of such other person or persons as the Board may select. Each Director elected will hold office until the next annual meeting of Shareholders, or until their respective successors are elected or appointed in accordance with applicable law and the Corporation’s by-laws.

Doug Deeth – Independent Director (HRCC Chair)(1)(2) Oakville, Ontario, Canada(4) | Director since December 2013(5) | Age 70

Mr. Deeth is a partner with the law firm of Deeth Williams Wall LLP. He is the former President of the Intellectual Property Law section of the Canadian Bar Association, the current President of the International Federation of Intellectual Property Attorneys (FICPI) and has over 35 years of experience working with the pharmaceutical industry. Throughout most of his career Mr. Deeth has been extensively involved in product acquisition and licensing agreements in the pharmaceutical field. He was directly involved in almost all of the product and technology acquisition and license agreements of Biovail Corporation from its inception in 1987 until 2008. Mr. Deeth has been recognized in several international reviews as one of Canada’s leading intellectual property lawyers. He was a director of Trimel Pharmaceuticals Inc., and is on the board of IM Biotechnologies Inc. Mr. Deeth was admitted to the Bar of Ontario in 1976. He has a B.A.Sc. in Chemical Engineering from the University of Waterloo (1970) and an LL.B. from the University of Toronto (1974), and has taught, written and spoken extensively on intellectual property law. He has lectured at McMaster University, the University of Toronto and Osgoode Hall law schools and the McGill courses on Patent and Copyright Law.

Securities held as of December 31, 2017(6)
Shares (#)	11,539
DSUs (#)	5,208
RSUs (#)	-
Options (#)	100,000
Value of Securities	$10,947
Public Board Memberships (last five years)		Acerus Pharmaceuticals Corporation (f/k/a Trimel Pharmaceuticals Corporation)
2017 Annual Meeting (votes for):		94.28%

Rochelle Fuhrmann – Independent Director (Audit Committee Chair)(1)(7) Berkeley Heights, New Jersey, United States(4) | Director since June 2015(5) | Age 48

Ms. Fuhrmann currently focuses on Internal Audit and Enterprise Risk Management at Becton, Dickinson and Company (“BD”). She joined BD in 2015 as Chief Financial Officer of BD’s Life Sciences business. Prior to joining BD, she held the position of Chief Financial Officer of Amneal Pharmaceuticals LLC, a private generic pharmaceutical company, where she was responsible for the management of financial functions including accounting and financial reporting, corporate finance and treasury. From June 2006 through November 2013, Ms. Fuhrmann held positions of increasing responsibilities at Warner Chilcott plc, a specialty pharmaceuticals company listed on the NASDAQ, including most recently Senior Vice President, Finance, where she was responsible for the oversight and direction of corporate accounting and SEC reporting, tax, treasury, risk management and internal audit functions as well as investor relations. Prior to joining Warner Chilcott plc, Ms. Fuhrmann held various positions in accounting, finance and investor relations at AT&T Inc. Her career started at Coopers & Lybrand LLC (now PricewaterhouseCoopers LLP). Ms. Fuhrmann is a certified public accountant (inactive) and holds a B.Sc. degree in accounting from the University of Rhode Island.

Securities held as of December 31, 2017(6)
Shares (#)	6,217
DSUs (#)	5,208
RSUs (#)	-
Options (#)	-
Value of Securities	$7,503
Public Board Memberships (last five years)		None
2017 Annual Meeting (votes for):		96.01%

Itzhak Krinsky – Independent Director(1)(3) Ramat Hasharon, Israel(4) | Director since May 2017(5) | Age 65

Professor Itzhak Krinsky brings extensive global pharmaceutical, investment banking, and M&A experience to Concordia. He was with Teva Pharmaceutical Industries for more than 10 years. As Executive Vice President of Corporate Business Development, he led more than 30 M&A transactions for the company. In his most recent role, Mr. Krinsky served as Chairman of Teva Japan and Chairman of Teva South Korea, where he was responsible for overseeing Teva’s pharmaceutical businesses in both countries. In 2014, he was named by SCRIP as one of the top 100 Global Leaders in the Pharmaceutical Industry. Prior to joining Teva, Mr. Krinsky served as Managing Director at Deutsche Bank, the Silverfern Group and Trenwith Securities, LLC, investment banks in New York City. He holds a Bachelor and Master of Arts in Economics degrees from Tel Aviv University and a Doctorate in Economics from McMaster University.

Securities held as of December 31, 2017(6)
Shares (#)	-
DSUs (#)	3,472
RSUs (#)	-
Options (#)	-
Value of Securities	$2,269
Public Board Memberships (last five years)		Kamada Ltd.
2017 Annual Meeting (votes for):		96.22%

Jordan Kupinsky – Non-Executive Chairman and Independent Director (NCGC Chair)(1)(3)(7) Toronto, Ontario, Canada(4) | Director since December 2013(5) | Age 45

Mr. Kupinsky is the Non-Executive Chairman of the Board. Mr. Kupinsky is the President of Justley Capital Corporation, a private investment and advisory firm. From April 2008 through September 2016 Mr. Kupinsky was a partner with JJR Private Capital. For part of that time (January 2011 through July 2014), Mr. Kupinsky was also Managing Director with Windsor Private Capital, a private merchant banking firm. Mr. Kupinsky was a Vice President at Greenhill & Co., an independent global investment banking firm, listed on the NYSE, focused on mergers and acquisitions and financial restructuring from March 2006 to May 2008. Prior to joining Greenhill & Co., Mr. Kupinsky held the positions of Vice President of Corporate Development and General Counsel at Minacs Worldwide Inc., a publicly traded company on the TSX from July 2002 to February 2005. Mr. Kupinsky began his career practicing corporate and securities law at Torys LLP in Toronto (from 1997 to 1999) and was also an investment banking associate at Houlihan Lokey Howard & Zukin from 1999 to 2002. He holds a joint MBA and JD degree from the Schulich School of Business and Osgoode Hall Law School at York University. Mr. Kupinsky is currently a director of Atlas Financial Holdings Inc. Mr. Kupinsky has also served as a director of Perk Inc. and Xceed Mortgage Corporation.

Securities held as of December 31, 2017(6)
Shares (#)	62,438(8)
DSUs (#)	7,465
RSUs (#)	-
Options (#)	-
Value of Securities	$45,692
Public Board Memberships (last five years)
Atlas Financial Holdings Inc.; Perk Inc.; Xceed Mortgage Corp.;
Mira VII Acquisition Corp.; Mira IV Acquisition Corp. (now Profound Medical Corp.); WBIII Acquisition Corp.; WBII Acquisition Corp.;
Ferrum Americas Mining Inc. (now Toachi Mining Inc.)

2017 Annual Meeting (votes for):		93.66%

Francis (Frank) I. Perier, Jr. – Independent Director(1)(2)(7) Summit, New Jersey, United States(4) | Director since May 2017(5) | Age 58

Mr. Perier, Jr. has more than 18 years of experience in the pharmaceutical and healthcare industries, including senior roles at two major pharmaceutical companies. Most recently, he served as Chief Financial Officer of Forest Labs for 10 years, where he played a significant leadership role in the company’s multi-year growth initiative, in addition to overseeing multiple financial transactions. Prior to Forest Labs, Mr. Perier served in several senior financial positions at Bristol-Myers Squibb (BMS), including four years as Vice President of Finance, Planning, Business Development and Information Technology in the ConvaTec Division, where he was responsible for the execution of the company’s strategic plan and business objectives. Prior to his time at BMS, Mr. Perier served in multiple roles at Deloitte & Touche LLP from 1981 to 1996, most recently as partner. He holds a Master of Business Administration (MBA) from New York University’s Leonard N. Stern School of Business and a Bachelor of Science in Accounting from Villanova University. He is also a Certified Public Accountant.

Securities held as of December 31, 2017(6)
Shares (#)	-
DSUs (#)	3,472
RSUs (#)	-
Options (#)	-
Value of Securities	$2,269
Public Board Memberships (last five years)		None
2017 Annual Meeting (votes for):		96.35%

Patrick Vink – Independent Director(1)(2)(3) Etzelstrasse, Switzerland(4) | Director since March 2016(5) | Age 54

Patrick Vink is an advisor to life science companies. Mr. Vink is currently the Chairman of the board of directors of Acacia Pharma, the Chairman of NMD Pharma, a director of Spero Therapeutics Inc., Arch Biopartners, Inc., Santhera Pharmaceuticals Holding AG, and Targovax Oy. Previously, Mr. Vink was the Chairman of the board of directors of Micreos BV and Piqur AG. Mr. Vink served as Chief Operating Officer of Cubist Pharmaceuticals Inc. until its acquisition by Merck and Co in 2015. Previously Mr. Vink served as Senior Vice-President, Head of Global Institutional and Biologics Business at Mylan Inc., which he joined in 2008, establishing the company’s global hospital operations in Switzerland. Mr. Vink has held several leadership positions across the pharmaceutical industry, including head of global business franchise biopharmaceuticals for Novartis Sandoz; vice president for international business for Biogen Inc.; and head of worldwide marketing, cardiovascular and thrombosis for Sanofi-Synthelabo. Mr. Vink served as a member of the executive committee of the European Federation of Pharmaceutical Industries and Associations between 2013 and 2015. Mr. Vink graduated as a medical doctor from the University of Leiden, Netherlands in 1988 and obtained his MBA in 1991 at the University of Rochester.

Securities held as of December 31, 2017(6)
Shares (#)	-
DSUs (#)	5,208
RSUs (#)	-
Options (#)	-
Value of Securities	$3,404
Public Board Memberships (last five years)		Arch Biopartners Inc.; Santhera Pharmaceuticals Holding AG; Targovax Oy; Spero Therapeutics Inc.
2017 Annual Meeting (votes for):		96.39%
Notes:

(1)	Independent Director for purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

(2)	Member of the HRCC.

(3)	Member of the NCGC.

(4)	The information as to country and province or state or residence, and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

(5)
Each Director listed will hold his or her position as a Director of the Corporation until the next annual meeting of Shareholders or until his or her respective successor is elected or appointed in accordance with applicable Laws and the Corporation’s by-laws.

(6)
Securities beneficially owned, controlled or directed, directly or indirectly, as at December 31, 2017, is based upon information furnished to the Corporation by each individual Director or nominee and confirmed using SEDI. Values are at December 31, 2017.

(7)	Member of the Audit Committee.

(8)
50,432 of Mr. Kupinsky’s Common Shares are held indirectly through a family trust and registered in the name of Pride Partnership. Mr. Kupinsky also has indirect, beneficial ownership of 4,800 Common Shares which are registered in the name of Mr. Kupinsky’s wife, Ms. Nicky Cohen.

STATEMENT OF BOARD OF DIRECTORS COMPENSATION
Compensation arrangements for non-executive members of the Board are designed to fairly compensate Directors for their time, and to align with the competitive market to attract qualified and experienced directors. Key pillars of the Director compensation arrangements include:

(i)	Board compensation should be competitive to attract skilled and experience directors.
Compensation is set at a level that will attract experienced and skilled candidates and retain current Directors. The Corporation recognizes that there is significant competition for qualified directors and that directors must select their directorships wisely due to board limit restrictions being imposed by institutional Shareholders.

(ii)	Board compensation should align the interests of directors with those of the Shareholders.	The overall compensation package, including a mix of both cash and equity components align directors’ interests with those of Shareholders.
(iii)	Board compensation should be fair and reasonable.
The Corporation recognizes that directors need to be compensated fairly for their time and effort. The Corporation seeks to reward directors reasonably, reflecting the complexities, risks, skill set and value associated with being on the Board.

The Corporation has a fixed fee director compensation structure, under which additional fees are not provided to directors on a meeting-by-meeting basis. The Corporation has adopted the fixed fee approach based on the following:

·	Transparency to the Board, Shareholders and management.

·	Meeting attendance and preparation is expected, not rewarded.

·	Compensating for the role holistically, not the number of meetings held in a year.
Under the fixed fee model, the Corporation compensates specifically for the role and responsibilities of each individual Director. This is broken out by retainers for service on the Board and individual committees. For 2017, Director compensation had two components: cash retainers and equity-based awards.

(i)	Cash Retainer
An annual fixed Board retainer paid to non-executive Directors establishes the competitive foundation of the Director compensation program. Committee retainers are granted for both the committee chair as well as committee members and serve as additional compensation for the time and expertise required to serve on the different committees. For 2017, the Non-Executive Chairman received a premium on the cash retainer to account for increased responsibilities.

(ii)	Equity Award
An annual equity grant in the form of RSUs (DSUs as of 2017) is made to non-executive Directors to align their interests with the interests of Shareholders, to reinforce longer-term business performance and to remain market competitive. For 2018, the Board did not grant equity awards to non-executive directors, as a result of the commencement of the CBCA Proceedings.

Outlined in the table below is the 2017 Director compensation pay structure. In the first quarter of 2017, the HRCC reviewed the fee schedule and, based on advice from its compensation advisor, GGA, recommended that the Board approve amended Director fees for 2017, to reflect the significant erosion in the price of the Common Shares and the then current state of affairs of the Corporation.

·	Due to dilution concerns, and current Board Common Share ownership levels, the Board elected to shift the mix of compensation components to be more cash-based.

·	Held all Board committee fees constant for 2017.

·	Introduced compensation arrangements for the new Non-Executive Chairman role (which replaced the lead independent Director role).
Based on the recommendation of the HRCC, the Board approved compensation for Directors in 2017 as detailed in the table below:

Fee Description	Director Compensation for the Fiscal Year Ended 2017($)
	Cash Retainer	Cash Value of Equity Retainer(5)	Total Value
Non-Executive Chairman	157,500	14,161	171,661
Non-Executive Director(1)	105,000	9,879	114,879
Audit Committee Chair	20,000	—	20,000
Audit Committee Member(2)	10,000	—	10,000
HRCC Chair	15,000	—	15,000
HRCC Member(3)	10,000	—	10,000
NCGC Chair	10,000	—	10,000
NCGC Member(4)	5,000	—	5,000
Notes:

(1)	Other than the Non-Executive Chairman.

(2)	Other than the Audit Committee Chair.

(3)	Other than the HRCC Chair.

(4)	Other than the NCGC Chair.

(5)
In 2017, 7,465 DSUs were issued to the Non-Executive Chairman and 5,208 DSUs were issued to each Non-Executive Director with a value on the date of grant of $14,161 and $9,879, respectively (other than to Messrs. Krinsky and Perier – in respect of whom a pro rated amount of DSUs was issued to Messrs. Krinsky and Perier on June 9, 2017, as consideration for their services as directors from May 2017 to December 2017).

The table below sets out a summary of total compensation applicable to each non-executive member of the Board for the 2017 fiscal year. The fees earned by the Directors were awarded based upon the varying degrees of responsibility. The Corporation may also reimburse Directors for out-of-pocket expenses for, among other matters, attending meetings.

	Director Compensation for the Fiscal Year Ended 2017($)
Name and Principal Position(1)	Fees Earned	Share-based awards(1)	Option-based awards	Non-Equity Incentive Plan Compensation	Pension Value	All other compensation	Total compensation
Douglas Deeth	122,291	9,879	—	—	—	—	132,170
Rochelle Fuhrmann	126,373	9,879	—	—	—	—	136,252
Itzhak Krinsky(2)	72,726	4,516	—	—	—	—	77,242
Jordan Kupinsky	182,083	14,161	—	—	—	—	196,244
Francis (Frank) Perier, Jr.(2)	81,192	4,516	—	—	—	—	85,708
Patrick Vink	121,356	9,879	—	—	—	—	131,235
Notes:

(1)
Allan Oberman was the Chief Executive Officer and a Director of the Corporation until May 2, 2018, when the Corporation announced the termination of his employment. Mr. Oberman’s compensation information is set forth under the heading “Compensation Discussion and Analysis – Summary Compensation Table” below.

(2)	Messrs. Krinsky and Perier were appointed to the Board on May 3, 2017. The amount reflected in the “Fees Earned” and “Share-Based Awards” columns above is therefore lower than other Board members.

Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth the details of all outstanding option-based awards and share-based awards of the Corporation granted to the Directors that were granted before, and remain outstanding as at the end of, the most recently completed financial year, other than Directors who serve as Named Executive Officers. Pursuant to the Arrangement, all Affected Equity shall be terminated and cancelled for no consideration. See “Arrangement Steps”.

Option-Based Awards					Share-Based Awards(1)
Name(2)(3)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Douglas Deeth	100,000	$3.00	August 8, 2023	-	5,208	3,404	-
Rochelle Fuhrmann	-	-	-	-	5,208	3,404	-
Itzhak Krinsky	-	-	-	-	3,472	2,269	-
Jordan Kupinsky	-	-	-	-	7,465	4,879	-
Francis (Frank) Perier, Jr.	-	-	-	-	3,472	2,269	-
Patrick Vink	-	-	-	-	5,208	3,404	-
Notes:

(1)	On March 7, 2017, the Board approved the grant of 5,208 DSUs to each non-executive Director and 7,465 DSUs to Jordan Kupinsky, the Non-Executive Chairman of the Board.

(2)
Allan Oberman was the Chief Executive Officer and a Director until May 2, 2018, when the Corporation announced the termination of his employment. Mr. Oberman’s compensation information is set forth under the heading “Compensation Discussion and Analysis – Summary Compensation Table”.

(3)
Messrs. Krinsky and Perier were appointed to the Board on May 3, 2017. On June 9, 2017, a pro-rated amount of DSUs were issued to Messrs. Krinsky and Perier as consideration for their services as directors from May 2017 to December 2017.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets out the option-based, share-based and non-equity based incentive plan amounts vested or earned in 2017. Pursuant to the Arrangement, all Affected Equity shall be terminated and cancelled for no consideration. See “Arrangement Steps”.

Name(1)	Option-Based Awards – Value vested during the year ($)	Share-Based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Douglas Deeth	-	-	-
Rochelle Fuhrmann	-	-	-
Itzhak Krinsky	-	-	-
Jordan Kupinsky	-	-	-
Francis (Frank) Perier, Jr.	-	-	-
Patrick Vink	-	-	-
Notes:

(1)
Allan Oberman was the Chief Executive Officer and a Director of the Corporation until May 2, 2018, when the Corporation announced the termination of his employment. Mr. Oberman’s compensation information is set forth under the heading “Compensation Discussion and Analysis – Summary Compensation Table”.

Interest of Informed Persons in Material Transactions
Other than as disclosed below, since the commencement of the Corporation’s most recently completed financial year, the Corporation did not have any transactions, or any proposed transactions, with any “informed person” (as defined in applicable securities Laws), or any proposed Director of the Corporation, or any associate or affiliate of any informed person or proposed Director, who has a material interest or had a material interest, direct or indirect, which has materially affected or would materially affect the Corporation or any of its subsidiaries.
During 2017, the Corporation did not pay any legal fees or disbursements to Deeth Williams Wall LLP, 150 York St., Suite 400, Toronto, Ontario, M5H 3S5. Although, Mr. Deeth is a partner of Deeth Williams Wall LLP, Mr. Deeth has not personally received more than CDN$7,950 in direct compensation from the Corporation, or its subsidiaries, during any twelve-month period within the last three years and, as a result, Mr. Deeth is considered to be independent for purposes of NI 58-101.
Certain current employees of the Corporation’s International segment had an equity interest in the Corporation’s International segment at the time of its sale to the Corporation in October 2015. As a result, pursuant to the share purchase agreement entered into by the Corporation in connection with the acquisition of the Corporation’s International segment, these employees received a portion of the consideration paid by the Corporation to the sellers of the Corporation’s International segment (including the earnout consideration paid in December 2016 and February 2017, respectively). Messrs. Belk and Duncan received a portion of the consideration.
On October 13, 2017, two subsidiaries of Concordia, Concordia Pharmaceuticals (US), Inc. and Pinnacle Biologics, Inc., entered into an agreement with the Corporation’s former Chief Executive Officer, Allan Oberman, to guaranty payments due under Mr. Oberman’s employment agreement.
Corporate Cease Trade Orders or Bankruptcies
Other than as described below, to the knowledge of the Corporation none of the persons proposed for election as Directors nor any personal holding company owned or controlled by any of them: (i) are, as at the date of this Information Circular, or have been, within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (a “Securities Order”) that was issued while the proposed Director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to a Securities Order that was issued after the proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (ii) are, as at the date of this Information Circular, or have been within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) have, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.
Each of the persons proposed for election as Directors have been directors of the Corporation since the commencement of the CBCA Proceedings.
Penalties and Sanctions
Other than as disclosed herein, to the knowledge of the Corporation none of the persons proposed for election as Directors nor any personal holding company owned or controlled by any of them: (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the proposed Director.

Mr. Perier served as Executive Vice President-Finance and Chief Financial Officer of Forest Laboratories, Inc. (“Forest”), which is now part of Allergan plc, from September 2004 through October 2014. In September 2010, a subsidiary of Forest, Forest Pharmaceuticals, Inc. (“FPI”) resolved various investigations lead by the United States Department of Justice and the United States Attorney’s Office for the District of Massachusetts relating to past marketing, sales and other practices with respect to certain pharmaceutical products by entering into a plea agreement which included guilty pleas to a single felony charge (relating to misstatements by certain FPI employees to FDA inspectors during a plant inspection) and two strict-liability, no-intent misdemeanor charges (relating to various healthcare-related statutory violations). Neither misdemeanor charge included as an element false or deceptive conduct.
The settlement and pleas did not include any admissions or findings of wrongdoing by any Forest officer or director, including Mr. Perier.
Indebtedness of Directors, Officers and Employees
None of the Directors, executive officers or nominees for election as Directors or their respective associates is, or at any time since the beginning of the most recently completed fiscal year has been, indebted to the Corporation or any of its subsidiaries or is, or has been since the beginning of the most recently completed fiscal year, indebted to another entity where the Corporation or any of its subsidiaries provided a guarantee, support agreement, letter of credit or other similar arrangement in connection with such debt. There was no indebtedness as at May 15, 2018 to the Corporation or any of its subsidiaries, excluding routine indebtedness, owing by present and former officers, present Directors or nominees for election as Directors, or employees of the Corporation and any of its subsidiaries.
STATEMENT OF EXECUTIVE COMPENSATION
The HRCC has reviewed the following Compensation Discussion & Analysis and this Statement of Executive Compensation. Based on its review, the HRCC recommended to the Board, and the Board approved, that the following Compensation Discussion & Analysis and Statement of Executive Compensation be included in this Information Circular.
To our Shareholders:
On behalf of the Board and the HRCC, thank you for your continued support of Concordia. 2017 was a challenging and transitional year for the Corporation and the HRCC has navigated a series of important decisions related to human capital, corporate performance and executive rewards.
I can assure Shareholders at this time that the HRCC and Board takes all compensation-related matters very seriously, ensuring that the Corporation’s programs are able to attract, retain and motivate the talent that the Corporation requires to create stakeholder value. Based on the Corporation’s volatile performance over the last 4 years, the compensation program has changed, and will continue to change, while retaining a focus on pay for performance.
The HRCC encourages Shareholders to read the Compensation Discussion & Analysis, which includes a description of the HRCC’s process, decisions and rationale regarding the Corporation’s executive compensation for the Named Executive Officers of the Corporation in 2017.
Activities and Board/HRCC Decisions in 2017
The HRCC reviews NEO compensation packages at least annually to ensure that NEOs are being compensated in line with industry practices. To assist in executing its responsibilities, the HRCC engages qualified compensation advisors.
Since the beginning of 2017, the HRCC has engaged Willis Towers Watson (“WTW”), a compensation advisor with significant executive compensation experience. WTW is well qualified and represents the interests of Shareholders when working for the HRCC and the Board. All work conducted by WTW is pre-approved by the HRCC and WTW does not provide any non-Board approved services to the Corporation. The HRCC takes WTW’s reports and recommendations into consideration when assessing compensation structure and awards, but ultimately makes its own decisions and recommendations for the Board to approve.

During 2016 and 2017, and in order to retain experienced and qualified executives and employees, the HRCC and Board approved retention programs. In 2017, the HRCC and Board, with the advice of WTW, legal advisors and certain restructuring advisors, developed a retention program that the HRCC believes will retain key employees that have been, and continue to be, instrumental in the stabilization of the Corporation’s business operations and the efforts relating to the Recapitalization Transaction. Highlights of the retention program implemented in 2017 include:

·	Participants include executives and key employees representing less than 10% of the Corporation’s workforce;

·
Payments of an aggregate of approximately $9.1 million (less any amounts paid to participants on termination of employment as part of their severance entitlements) are due to be paid to participants in 2018. Payments are due for certain executive officers on the earlier of, or the closest payroll date thereafter, December 31, 2018, and in the event that the Recapitalization Transaction is completed earlier, such earlier date as the Board may determine in its sole discretion. For all other participants, payments are due on December 31, 2018;

·
Value of the retention awards were determined with reference to market practice among distressed organizations in Canada and the U.S. and Concordia’s compensation peer group representing the competitive market for executive talent;

·
Retention awards were issued in lieu of annual grants of long-term incentives for the 2017 and 2018 compensation years. Together with other pay elements, the total direct compensation for the NEOs is positioned below the median of North American industry peers; and

·
The 2017 retention program complements a retention program approved in 2016 that provided for the payment of an aggregate of approximately $4.8 million to participants, which payments were made (in part) during the calendar year 2017 with the balance to be paid on or about December 31, 2018. Other than Mr. Belk, payments to the NEOs under the 2016 retention program were made in full in 2017 (the balance of Mr. Belk’s retention payment under the 2016 retention program is due to be paid on or about December 31, 2018). The retention program approved in 2016 was put in place to retain key employees during a period where significant leadership changes had been made, and stabilization of the business was imperative.

Approach to Executive Compensation for 2018
For 2018, the Corporation, based on the approval of the HRCC and Board, has retained the core elements of its short term incentive program for NEOs, but has decided that individual and departmental performance will be rewarded through merit increases and promotions and will not be included in the short term incentive program bonus calculation. Instead, during 2018, corporate and divisional performance measures will be used for purposes of the short term incentive program. As a result, the annual bonus payment to NEOs in respect of the year ended December 31, 2018, is expected to be based on the Corporation’s achievement of revenue and EBITDA targets with a 2.5x multiplier being applied for exceeding or missing targets (to a maximum of 150% as further described in the Compensation Discussion & Analysis).
Yours truly,

<Signed> Doug Deeth
Doug Deeth HRCC Chair Concordia International Corp.

COMPENSATION DISCUSSION AND ANALYSIS
Named Executive Officers for 2017
For the purposes of this Information Circular:

·	“CEO” of the Corporation means each individual who served as Chief Executive Officer of the Corporation or acted in a similar capacity for any part of the most recently completed financial year;

·	“CFO” of the Corporation means each individual who served as Chief Financial Officer of the Corporation or acted in a similar capacity for any part of the most recently completed financial year; and

·
“Named Executive Officers” or “NEOs” means (i) CEO, (ii) CFO, (iii) each of the three most highly compensated executive officers of the Corporation, including any subsidiary of the Corporation, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Corporation or a subsidiary of the Corporation, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2017, the Corporation had the following Named Executive Officers:

Allan Oberman(1)	Chief Executive Officer and a Director
David Price(2)	Chief Financial Officer
Edward Borkowski(3)	Former Chief Financial Officer
Graeme Duncan(4)	President of Concordia’s International segment
Francesco Tallarico	Chief Legal Officer & Secretary
Karl Belk	Senior Vice President, Global Pharmaceutical Operations of Concordia’s

International segment
Notes:

(1)	Mr. Oberman was the Chief Executive Officer and a Director until May 2, 2018. Mr. Oberman was replaced by Graeme Duncan as Chief Executive Officer on an interim basis.

(2)	Mr. Price was appointed as Chief Financial Officer effective May 15, 2017.

(3)	Mr. Borkowski was the Chief Financial Officer until April 26, 2017. Mr. Borkowski was replaced by David Price.

(4)
Mr. Duncan and the Corporation entered into a separation and general release agreement effective March 8, 2018, which provides for June 30, 2018 as Mr. Duncan’s final date of employment with the Corporation. Until such time, the terms of Mr. Duncan’s employment agreement effective November 7, 2016 remain in force and, as and from May 2, 2018, are applicable to his service as interim Chief Executive Officer.

Approach to Executive Compensation
Concordia motivates executives to focus on the success of the Corporation by establishing a strong link between performance and compensation, while building equity ownership. At the same time, the Corporation ensures compensation is in line with market practices, so it can attract executive talent when needed, and keep and motivate the highly qualified and experienced team the Corporation has now and reward them appropriately. Concordia has adopted the following key principles:

Retention of Talent	Focus on retaining highly qualified and experienced executives who have a proven track record of performance.
Fair and Reasonable	Make sure compensation is fair, reasonable to Shareholders, and takes into consideration what comparable organizations are paying for similar positions.
Significant Variable Compensation	Make a significant portion of total compensation variable and link it to divisional and corporate goals and performance, as applicable.

Aligned with Shareholder Interests	Make an appropriate portion of total compensation equity based, further aligning the interests of executives and Shareholders.
Pay-for-Performance	Foster pay for performance in order to deliver long-term results for Shareholders and compensate executives competitively.
Long-term Focus	Emphasize long-term performance to better reflect the business and take the focus away from short-term performance that may not create long-term benefits and to mitigate risk.
Internal Equity	Maintain internal pay equity so executives in similar positions and locations are treated fairly.
Transparent	Make sure compensation is transparent to the NEOs and to Shareholders.
Flexible and Sustainable	Make sure compensation programs are flexible to adjust to changing business needs, competitive environments and market practices.
The Corporation aims to align pay with performance using a rigorous process. Concordia strives to achieve superior performance relative to its industry, and pay its executives at the same level. This motivates executives, rewards Shareholders, and helps keep the focus on the Corporation’s long-term success.
Executive Compensation Governance

What Concordia does

✓
Pay for performance. At least 50% of NEO compensation opportunities (excluding retention amounts) are variable and at-risk through the short and long term incentive programs. For 2017, equity incentives were not granted to all NEOs, and did not form a significant element of NEO compensation, given the current CBCA Proceedings and uncertainty around the value of equity as part of any Recapitalization Transaction.

✓
Relevant performance metrics. The Corporation reviews the performance metrics and expected performance levels for the Short-Term (Annual) Incentive Program (“STIP”) on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the Corporation’s business and ties payouts to positive performance for Shareholders.

✓
Annual review of peer group. The HRCC annually reviews the applicability of the compensation peer group for the NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the size and scope of the Corporation’s operations.

✓	Cap on short-term incentive awards. The maximum possible payout under the STIP for an NEO is 150% of target bonus opportunity.

✓
Threshold performance for STIP funding. Expectations before incentive payouts are made – Bonuses are not paid unless a threshold level of corporate and, as applicable, divisional, performance is achieved. For 2017 compensation, departmental and individual objectives were also considered.

✓	Benefits and perquisites. Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation.

✓	“Double trigger” change of control severance provisions for cash payments. “Double trigger” change of control provisions for cash payments based on amended executive agreements.

✓	Review of compensation risk. The HRCC monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.

✓	Employment agreements. The Corporation has entered into employment agreements with the NEOs to protect proprietary knowledge obtained while at the Corporation.

✓	Retention Bonuses. Provided in the current environment to ensure key employees and NEOs are retained and motivated to stabilize the business and progress the Recapitalization Transaction.

✓	Independent advice. The HRCC engaged WTW in 2017 to assist with topics relating to executive compensation and governance.

What Concordia does not do

✓	Transaction based bonus. Elimination of transaction-focused annual incentive awards.

✓
No hedging of securities. Directors and NEOs are prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Compensation Structure and Decision-Making Process
Concordia’s compensation process starts at the beginning of every year, when the Corporation assesses and confirms its philosophy, program guidelines and structure. At the end of every year, the Corporation assesses award compensation against performance. This includes corporate, divisional, departmental and individual performance reviews, as applicable, for the NEOs. For 2018, individual and departmental performance will be rewarded in the context of merit awards and promotional opportunities versus bonus compensation.

START OF THE YEAR
Review Structure	The HRCC reviews the Corporation’s overall compensation philosophy and structure for NEOs and recommends any changes to the Board for approval.
Confirm Peer Group
The HRCC reviews and confirms the peer group of companies the Corporation uses to: (i) compare its compensation structure and levels, and (ii) assess its performance when making compensation decisions.

Establish Performance Measures
The HRCC works with the CEO and the Non-Executive Chairman to develop performance measures and levels that will be used to assess corporate performance and determine annual bonus payouts for the NEOs, including the detailed business plan approved by the Board.

Assess Risk and Confirm Approach
The HRCC reviews the overall incentive plan design and the selected performance measures to: (i) consider potential payouts under different scenarios, (ii) ensure a balanced approach to risk, and (iii) make sure the Corporation’s decision-making process, incentive plans and compensation governance do not give executives incentive to take excessive risks or make inappropriate decisions.

MID YEAR AND END OF THE YEAR
Review Performance
The HRCC reviews corporate performance at mid-year and at the end of the year. The Board and/or the HRCC assess the performance of the NEOs throughout the year, during specific business reviews and Board committee meetings.
The CEO, in conjunction with the Non-Executive Chairman and HRCC, completes a review of each NEO’s individual performance (other than his own) against corporate and personal objectives and against targets.

Benchmark Compensation
An independent consultant prepares a comprehensive report that includes (i) market salary forecasts, (ii) compensation levels of the Corporation’s peer group at the 25th, 50th, and 75th percentiles, and (iii) a comparison of each NEO’s compensation, to determine the executive’s market position.

Review Past Compensation	The HRCC reviews historical pay for performance for the NEOs for the previous three years.
Determine Compensation Awards
The CEO reviews proposed compensation for each NEO (other than the CEO) using the Corporation’s pay for performance protocol, and recommends their annual bonuses, equity grants and the following year’s salary.

The HRCC reviews each executive’s annual performance, competitive positioning, past compensation and the recommendations from the CEO, and discusses total compensation based on performance, market practice and Board-approved compensation philosophy, consulting with the Corporation’s independent consultant.
The HRCC then recommends compensation for the CEO and other NEOs for approval by the Board.

The HRCC, and the Board, believe the above process to be one that is holistic in providing a great amount of market intelligence and data to the HRCC, while providing multiple touchpoints for the HRCC (and Board) to review compensation levels and corresponding performance to ensure the approach and awards remain appropriate and defensible.
Compensation Risk
The HRCC assesses the potential risks relating to the Corporation’s policies and practices for its employees, including those related to the Corporation’s executive compensation program. The HRCC considers the Corporation’s compensation policies and practices, identifies potential risks and considers mitigating factors. Periodically, and in any event at least annually, the HRCC reviews and discusses with management the relationship between the Corporation’s compensation policies and practices and its risk management, including the extent to which those policies and practices create risks for the Corporation. Based on this assessment, the HRCC determined that the Corporation’s policies and practices do not encourage excessive or unnecessary risk taking and are not reasonably likely to have a material adverse effect on the Corporation.
Clawback Policy
Given the current environment of the Corporation, and its focus on realigning its capital structure, the Corporation has deferred the implementation of a clawback policy. The Corporation intends, subject to the completion of the Recapitalization Transaction, to adopt a clawback policy prior to the next annual meeting of Shareholders.
Independent Compensation Consultants
The HRCC regularly reviews NEO compensation to ensure that NEOs are being compensated in line with industry practices. To assist in executing its responsibilities, the HRCC engages independent compensation advisors.
Since the middle of 2015, the HRCC had engaged Global Governance Advisors (“GGA”), an independent compensation advisor with significant executive compensation experience. GGA was independent of management, well qualified and represented the interests of Shareholders when working for the HRCC and the Board. All work conducted by GGA was pre-approved by the HRCC and GGA did not provide any non-Board approved services to the Corporation. The HRCC took GGA’s reports and recommendations into consideration when assessing compensation structure and awards, but ultimately made its own decisions and recommendations for the Board to approve.
Since the beginning of 2017, the HRCC has engaged WTW, a compensation advisor with significant executive compensation experience. WTW is well qualified and represents the interests of Shareholders when working for the HRCC and the Board. All work conducted by WTW is pre-approved by the HRCC and WTW does not provide any non-Board approved services to the Corporation. The HRCC takes WTW’s reports and recommendations into consideration when assessing compensation structure and awards, but ultimately makes its own decisions and recommendations for the Board to approve.
Fees for GGA’s services are set forth in the table below:

Year	2016	2017
Executive Compensation-related Fees	$114,141	$28,262
All Other Fees	-	-

During 2017 WTW’s services included:

•
providing independent executive and Director compensation advice (e.g. compensation philosophy, compensation research and data, performance management, comparator groups, competitive pay positioning, and pay mix);

•	educating the HRCC on emerging trends, best practices and incentive plan designs;

•	reviewing and advising on proposals for new compensation designs;

•	assistance in the preparation of this Information Circular;

•	assisting, reviewing and providing market data on the design of the Corporation’s retention programs; and

•	assisting with any other items that the HRCC requested.
Fees for WTW’s services are set forth in the table below:

Year	2017
Executive Compensation-related Fees	$238,190
All Other Fees	-
Compensation Benchmarking and Comparator Group
Due to the complexity associated with the Corporation’s business and the much larger size associated with several of the appropriate comparators for recruitment purposes, WTW recommended, and the Board agreed, that a holistic approach must be taken pertaining to the formation of the comparator group for compensation benchmarking purposes for 2017.
Although the market for CEO and senior executive talent is global, historical practice for compensation benchmarking has been to compare to North American industry peers. As the Corporation has grown, and its performance has not been in line with expectations for fiscal year 2017, the urgency to attract, recruit and retain talent has become imperative.
The availability of experienced senior executive leaders with specific sector experience of the depth and calibre necessary is limited. The Board recognizes that there are few publicly traded companies that are directly comparable to the Corporation’s scope of operations and thus the formation of the comparator group has historically considered:

Similar sector / industry – pharmaceuticals	Similar financial size and scope of operations	Similar external factors – regulatory oversight, market pressures, financial condition	Geographic scope – operations within and outside of North America	Reasonable disclosure and position matches for benchmarking
Understanding the limitations associated with any direct peer group, and the fluctuations that may occur from year to year, the HRCC also reviews compensation survey data for a broader industry international marketplace for similar-sized organizations. The survey data is incorporated within the benchmarking process to complement the custom industry-specific analysis of the comparator group and further equip the HRCC in setting appropriate compensation levels.
Comparator Group for 2017 Benchmarking
A review of the Corporation’s comparator group was undertaken during 2017, with the assistance of WTW. For 2017, WTW identified the following peer group for the Corporation, which the Board approved in 2017 (the “2017 Peer Group”).

2017 Peer Group
Aceto Corporation	Impax Laboratories, Inc.
Akorn Inc.	Jazz Pharmaceuticals PLC
Cambrex Corporation	Lannett Corporation, Inc.
Depomed, Inc.	Pacira Pharmaceuticals Inc.
Endo International plc	Prestige Brand Holdings Inc.
Hikma Pharmaceuticals PLC	The Medicines Corporation
For 2018, given the CBCA Proceedings and the turbulent period for the Corporation, several of the Corporation’s competitors and the pharmaceutical sector as a whole, no changes have been made to the comparator group.
Components of Executive Compensation
Each year, the HRCC is responsible for determining the Corporation’s compensation framework, which consisted of the following elements for 2017:

Total Compensation	=	Base Salary	+	Short Term Incentive	+	Retention Program	+	Long-term Incentive	+	Other Compensation

	Cash		Cash		Cash		Equity-based (Options and RSUs)		Indirect Compensation

Base Salary
·    Fixed component of compensation, which compensates executives for the level of responsibility, experience, and accountability required to be successful in their role.
·    Forms the basis for attracting talent, comparing compensation and remaining competitive with the market.
·    Fixed, and used to determine other elements of compensation and benefits.
·    Established at the beginning of the year considering the peer group and recommendations of the Corporation’s independent consultant.

Short-term Incentive
·    Consists of an at-risk cash bonus that is determined based on corporate, divisional, departmental and individual performance metrics, as applicable, aligned with the corporate business strategy.
·    Links pay to corporate, divisional, departmental and individual achievements, as applicable.
·    Variable, and paid in cash early in the following year based on prior year performance.
·    Bonuses are not paid unless a threshold level of performance is achieved.
·    Payments capped at 150% of Named Executive Officer’s target bonus opportunity.
·    For 2018, the Corporation, based on the approval of the HRCC and the Board, has retained the core elements of the STIP, but has decided that individual and departmental performance will be rewarded through merit increases and promotions and will not be included in the short-term incentive calculation. Instead, during 2018, corporate and divisional performance measures will be used for purposes of the STIP.

Retention Program
·    The Corporation, with the approval of the HRCC and the Board, implemented a retention award program in 2016 and 2017 to retain key employees and executive officers of the Corporation given the uncertainty facing the Corporation and the proposed Recapitalization Transaction. The retention program applies to less than 10% of the Corporation’s global workforce. The table under “Compensation Discussion and Analysis – Summary Compensation Table” reflects retention amounts paid to the NEOs during 2017 in respect of awards granted during 2016. This table also reflects pro rata accrued retention amounts earned in respect of awards granted during 2017, which are not payable until 2018.

Long-term Incentive
·    Historically, the Corporation has awarded key employees and senior management with long-term incentives, which are intended to provide a link between (executive) compensation and performance of the Corporation. These incentives also strengthen retention and reinforce alignment with shareholder value. Historically, options granted under the SOP and/or RSUs granted under the LTIP are granted each year to executives based on position level, individual performance, individual potential and market competitiveness. However, in light of the uncertainty facing the Corporation in 2017 and the CBCA Proceedings, the Corporation decided not to implement a formal LTI program in 2017. As a result, no share-based, long-term incentive awards were granted to NEOs during 2017, other than as disclosed below under “LTI Grants for 2017 Compensation”.

Other Compensation
Other elements of compensation, including benefits and perquisites, consistent with market typical practice for executive-level roles
·    Participation in the Corporation’s comprehensive group benefit plan.
·    Payment of ordinary course expenses.
·    Payment of professional dues.
·    Commuting expenses.
·    Reasonable relocation expenses.
·    Reasonable legal, accounting and other professional fees.
·    Pension contributions and costs related to income tax returns for certain NEOs.

Base Salary
For the current NEOs, base salaries were determined at the date of hire and adjusted over time based on promotions and / or annual reviews applying a number of factors including industry competition (including direct comparison of similar positions in the comparator group), relevant experience and individual performance.
Base salaries in 2017 were set at the levels outlined below. Given the Corporation’s performance in 2017, there were no increases to NEO salaries for 2018, with the exception of the Corporation’s CFO, who received a $40,000 salary increase in 2018 to provide the CFO with a market comparable salary to individuals serving in similar capacities at comparable companies.

Named Executive Officer (Position)	2017 Base Salary ($)	2018 Base Salary ($)
Allan Oberman (CEO and a Director)(1)	800,000	800,000
David Price (CFO)(2)	420,000	460,000
Edward Borkowski (Former CFO)(3)	166,667	N/A
Graeme Duncan (President of Concordia’s International segment)(4)(5)	520,275	520,275
Francesco Tallarico (Chief Legal Officer and Secretary)	420,000	420,000
Karl Belk (Senior Vice President, Global Pharmaceutical Operations of Concordia’s International segment)(4)	322,075	322,075
Notes:

(1)
All amounts paid to Mr. Oberman were paid in respect of his position as Chief Executive Officer and not in his position as a Director. Mr. Oberman was the Chief Executive Officer and a Director of the Corporation until May 2, 2018, when the Corporation announced the termination of his employment. Mr. Oberman was replaced by Graeme Duncan as Chief Executive Officer on an interim basis.

(2)
Mr. Price was appointed Chief Financial Officer effective May 15, 2017, and therefore salary paid in 2017 would have been pro rated for his period of employment. The table above represents base salary as if Mr. Price was appointed on January 1, 2017.

(3)
Mr. Borkowski was the Chief Financial Officer of the Corporation until April 26, 2017. With respect to his compensation, $1,774,135 of total compensation was paid to Mr. Borkowski in accordance with his severance agreement.

(4)	Compensation paid to Mr. Duncan and Mr. Belk is denominated in GBP and has been converted to USD at an average rate of 1.2883.

(5)
Mr. Duncan and the Corporation entered into a separation and general release agreement effective March 8, 2018, which provides for June 30, 2018 as Mr. Duncan’s final date of employment with the Corporation. Until such time, the terms of Mr. Duncan’s employment agreement effective November 7, 2016 remain in force and are applicable to his service as interim Chief Executive Officer.

Short-Term Incentive Program
Under the STIP design, participants are eligible to receive annual incentive compensation awards based on the achievement of pre-defined corporate, divisional, departmental and personal objectives, as applicable:

Actual STIP Award		Base Salary		Target Bonus Opportunity		Corporate/Division Performance
	=		X		X

			Expressed as % of Base Salary		Actual payout value capped at 150% of target

The target award is tiered by employee level and the percentage split between corporate, divisional and personal goals was similarly tiered by employee level for fiscal year 2017. Some employees would have also had departmental objectives for purposes of calculating their target awards for 2017. For fiscal year 2017, the percentage split between corporate performance and individual performance for NEOs was 80% and 20% of the target award opportunity, respectively, other than for Mr. Belk whose bonus calculation was based on 40% departmental performance, 40% corporate performance and 20% personal performance. The objectives of the STIP are to align individual contributions with the Corporation’s objectives, communicate key objectives which are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational results of the Corporation.
Under the STIP, exceeding corporate objectives can escalate the amount paid to an NEO for corporate performance to a maximum of 150%. Conversely, if the Corporation does not achieve the corporate objectives, the amount paid to the NEO for corporate performance can be reduced to zero. In 2017, there was no escalator mechanism under the STIP for exceeding personal objectives (i.e. the 20% of the NEO’s STIP award dependent on personal performance was not multiplied). Failure to achieve personal objectives could reduce the amount paid to the NEO for personal performance in 2017 to zero. The HRCC may, in its discretion, also include bonus achievement rewards relative to unforeseen matters or specific accomplishments during the year.
The table below summarizes the revenue and EBITDA performance targets for 2017 as defined at the beginning of that year. For each 1% change in performance relative to target, the short term incentive score changes by 2.5%. The Corporation achieved 80% of its corporate goal during 2017. In light of the CBCA Proceedings, the Corporation, with the approval of the HRCC and the Board, decided to apply the 80% result of the corporate goal as the achievement factor for elements of the bonus calculation that have departmental and/or personal achievement associated with them.

Measure	Weight	Performance Range			Actual Performance		STI Performance Score
		Threshold	Target	Maximum	$	% of Target
Revenue	32%	$330M	$660M	$990M	$625M	95%	90%
EBITDA	48%	$175M	$350M	$525M	$315M	90%	80%
Individual	20%	Personal objectives, unique to each role					80%
					Overall		83%

Applying the 80% of target score, short-term incentive awards for 2017 performance were as follows:

Named Executive Officer	Base Salary ($)	Target Bonus Opportunity (% of Salary)	Actual STIP Award ($) (80% of Target Bonus Opportunity)
Allan Oberman (1)	800,000	150	960,000
David Price (2)	420,000	100	336,000
Edward Borkowski (3)	166,667	100	-
Graeme Duncan (4)(5)	520,275	100	427,196
Francesco Tallarico	420,000	100	336,000
Karl Belk (4)	322,075	100	268,388
Notes:

(1)
All amounts paid to Mr. Oberman were paid in respect of his position as Chief Executive Officer and not in his position as a Director. Mr. Oberman was the Chief Executive Officer and a Director of the Corporation until May 2, 2018, when the Corporation announced the termination of his employment. Mr. Oberman was replaced by Graeme Duncan as Chief Executive Officer on an interim basis.

(2)
Mr. Price was appointed Chief Financial Officer effective May 15, 2017, and therefore salary paid in 2017 would have been pro rated for his period of employment. The table above represents base salary as if Mr. Price was appointed on January 1, 2017. Mr. Price’s base salary was increased to $460,000 in 2018.

(3)	Mr. Borkowski was the Chief Financial Officer of the Corporation until April 26, 2017.

(4)	Compensation paid to Mr. Duncan and Mr. Belk is denominated in GBP and has been converted to USD at a range of exchange rates from 1.2883 to 1.3425.

(5)
Mr. Duncan and the Corporation entered into a separation and general release agreement effective March 8, 2018, which provides for June 30, 2018 as Mr. Duncan’s final date of employment with the Corporation. Until such time, the terms of Mr. Duncan’s employment agreement effective November 7, 2016 remain in force and are applicable to his service as interim Chief Executive Officer.

(6)
Mr. Belk’s actual STIP award was calculated on the basis of the 80% of target score being applied to corporate performance (which represents 40% of Mr. Belk’s target bonus opportunity) and personal objectives (which represents 20% of Mr. Belk’s target bonus opportunity) and 80% of target score being applied to departmental objectives (which represents 40% of Mr. Belk’s target bonus opportunity).

For 2018, the Corporation, based on the approval of the HRCC and Board, has retained the core elements of the 2017 STIP, but has decided that individual and departmental performance will be rewarded through merit increases and promotions and would not be included in the STIP bonus calculation. Instead, during 2018, corporate and divisional performance measures will be used for purposes of the STIP. As a result, the annual bonus payment to employees in respect of the year ended December 31, 2018, is expected to be based on the Corporation’s achievement of revenue and EBITDA targets with a 2.5x multiplier being applied for exceeding or missing targets. For example, for every percentage point (1%) that the Corporation exceeds its revenue and EBITDA target, an employee’s target bonus opportunity will be increased by 2.5% (to a maximum of 150% as described above). Conversely, for each percentage point that the Corporation misses its revenue and EBITDA target, an employee’s target bonus opportunity will be decreased by 2.5%. A similar multiplier applies to employees that are awarded bonuses based on divisional performance achievements.
Retention Program
Given the business uncertainty and declining share price in 2017, the HRCC and Board approved a retention program in 2017 to retain executives and key employees who have been, and continue to be, instrumental in the stabilization of the Corporation’s business operations and the efforts relating to the Recapitalization Transaction. The HRCC and Board developed the retention program for 2017 with the advice of WTW, legal advisors and certain restructuring advisors. Highlights of the retention program implemented in 2017 include:

·	Participants include executives and key employees representing less than 10% of the Corporation’s workforce;

·
Value of the retention awards were determined with reference to market practice among distressed organizations in Canada and the U.S. and Concordia’s compensation peer group representing the competitive market for executive talent;

·
Retention awards were issued in lieu of annual grants of long-term incentives for the 2017 and 2018 compensation years. Together with other pay elements, the total direct compensation for the NEOs is positioned below the median of North American industry peers; and

·
Payments of an aggregate of approximately $9.1 million (less any amounts paid to participants on termination of employment as part of their severance entitlements) are due to be paid to participants in 2018. Payments are due for certain executive officers on the earlier of, or the closest payroll date thereafter, December 31, 2018, and in the event that the Recapitalization Transaction is completed earlier, such earlier date as the Board may determine in its sole discretion. For all other participants, payments are due on December 31, 2018.

Long-Term Incentives (Options and RSUs)
Historically, the Corporation has awarded key employees and senior management with long-term incentives (“LTI”) which are intended to provide a link between executive compensation and performance of the Corporation. These incentives also strengthen retention and reinforce alignment with shareholder value. Historically, options and/or RSUs were granted each year to executives based on position level, individual performance, individual potential and market competitiveness. However, in light of the uncertainty facing the Corporation in 2017 and the CBCA Proceedings, the Corporation decided not to implement a formal LTI program in 2017. As a result, no share based, long term incentive awards were granted to NEOs during 2017, other than in connection with new hires and/or amended employment contracts as described below under “LTI Grants for 2017 Compensation”.
Historically, the Board has generally adhered to the following principles, as applicable, in connection with annual LTI grants:

·	Granted at the discretion of the Board, upon initial employment and as part of annual compensation.

·	Previous grants and existing equity ownership levels are also taken into account when considering future grants of options and RSUs; and

·
For the purposes of the LTIP, the fair market value of a Common Share is the weighted average trading price of the Common Shares on the TSX for the five (5) trading days immediately preceding the vesting date in respect of RSUs.

The following general terms apply to each of the respective LTI equity vehicles:

Options	RSUs
· Seven to ten-year life · Vest as to one-third (1/3) on each of the first, second and third anniversary of the date of grant
·    Vesting is either (i) solely time-based or (ii) a combination of both performance-based and time-based
·    Time vesting: one-third (1/3) on each of the first, second and third anniversary of the date of grant
·    Performance vesting: in accordance with certain performance metrics
·    On vesting date the Corporation decides whether to settle in cash, Common Shares from treasury, or a combination thereof

Pursuant to the Arrangement, all Affected Equity shall be terminated and cancelled for no consideration. See “Arrangement Steps”.

LTI Grants for 2017 Compensation
The Corporation did not issue any share-based awards to employees or executive officers during 2017 other than in connection with inducements included in new employment contracts and amended employment contracts, as further described below.
Pursuant to Mr. Oberman’s employment contract, Mr. Oberman was entitled to an initial grant of 741,840 RSUs upon the commencement of his employment and a second grant of equity incentives with a value equal to $2.5 million. The first grant was issued on November 14, 2016. The second grant of 1,321,047 RSUs was approved by the Board on March 7, 2017. As Mr. Oberman was under a blackout period imposed by the Corporation at the time of the approval, these RSUs were not issued until March 17, 2017, twenty-four hours after the expiration of the then imposed blackout period. These RSUs are reflected in the table under “Compensation Discussion and Analysis – Summary Compensation Table”. RSUs were chosen to facilitate share ownership and direct alignment with the interests of the Shareholders through a transitional phase of the Corporation’s business strategy. Pursuant to the terms of Mr. Oberman’s separation and general release agreement with the Corporation dated May 2, 2018, Mr. Oberman agreed to forfeit all RSUs issued to him.
Pursuant to Mr. Price’s employment contract, Mr. Price was entitled to an initial grant of 33,000 RSUs upon the commencement of his employment. These RSUs were issued on May 15, 2017, and are reflected in the table under “Compensation Discussion and Analysis – Summary Compensation Table”. The RSUs issued to Mr. Price vest as to one-third on the first, second and third anniversary of the date of grant. RSUs were chosen to facilitate share ownership and direct alignment with the interests of the Shareholders through a transitional phase of the business strategy.
Pursuant to an amended and restated employment agreement, dated effective September 1, 2016, Mr. Belk was entitled to a grant of 20,000 RSUs, which amounts were approved by the Board on January 24, 2017. As Mr. Belk was under a blackout period imposed by the Corporation at the time of the approval, these RSUs were not issued until March 17, 2017, twenty-four hours after the expiration of the then imposed blackout period. These RSUs are reflected in the table under “Compensation Discussion and Analysis – Summary Compensation Table”. The RSUs issued to Mr. Belk vest as to one-third on the first, second and third anniversary of the date of grant. RSUs were chosen to facilitate share ownership and direct alignment with the interests of the Shareholders through a transitional phase of the Corporation’s business strategy.
Pursuant to an amended and restated employment agreement, dated November 7, 2016, Mr. Duncan was entitled to a grant of 33,000 RSUs, which amounts were approved by the Board on January 24, 2017. As Mr. Duncan was under a blackout period imposed by the Corporation at the time of the approval, these RSUs were not issued until March 17, 2017, twenty-four hours after the expiration of the then imposed blackout period. These RSUs are reflected in the table under “Compensation Discussion and Analysis – Summary Compensation Table”. Pursuant to the terms of Mr. Duncan’s separation and general release agreement with the Corporation, 13,134 of these RSUs are expected to vest ten (10) Business Days following June 30, 2018. The remaining 19,866 are expected to be canceled on June 30, 2018. RSUs were chosen by the Corporation to facilitate share ownership and direct alignment with the interests of the Shareholders through a transitional phase of the Corporation’s business strategy. As previously disclosed, on May 2, 2018, Mr. Duncan replaced Mr. Oberman as Chief Executive Officer on an interim basis.
Details of all equity awards to the NEOs for the fiscal year 2017 are provided in the table below, as well as the value of such awards as of December 31, 2017. Pursuant to the Arrangement, all Affected Equity shall be terminated and cancelled for no consideration. See “Arrangement Steps”.

Named Executive Officer (Position)	Option Grant ($)	RSU Grant ($)	Total LTIP ($)	LTIP on 12/31/2017
				Value ($)
Allan Oberman (Former CEO and Director)(1)	-	2,500,000	2,500,000	863,498
David Price (CFO)(2)	-	48,384	48,384	21,570
Edward Borkowski (Former CFO)(3)	-	-	-	-
Graeme Duncan (President of Concordia’s International segment)	-	62,450	62,450	21,570
Francesco Tallarico (Chief Legal Officer and Secretary)	-	-	-	-
Karl Belk (Senior Vice President, Global Pharmaceutical Operations of Concordia’s International segment)	-	37,848	37,848	13,073
Notes:

(1)	Mr. Oberman was the Chief Executive Officer and a Director until May 2, 2018. Mr. Oberman was replaced by Graeme Duncan as Chief Executive Officer on an interim basis.

(2)	Mr. Price was appointed as Chief Financial Officer effective May 15, 2017.

(3)	Mr. Borkowski was the Chief Financial Officer until April 26, 2017. Mr. Borkowski was replaced by David Price.

(4)
Mr. Duncan and the Corporation entered into a separation and general release agreement effective March 8, 2018, which provides for June 30, 2018 as Mr. Duncan’s final date of employment with the Corporation. Until such time, the terms of Mr. Duncan’s employment agreement effective November 7, 2016 remain in force and are applicable to his service as interim Chief Executive Officer.

Benefits and Perquisites
The Corporation offers limited benefits and perquisites, aligned with market competitive practice. Details of the benefits and perquisites provided to the NEOs are disclosed in the “All Other Compensation” column of the 2017 summary compensation table set forth in this Information Circular, including: health and dental coverage, various company-paid insurance plans, including disability and life insurance, and paid vacation. See “Compensation Discussion and Analysis – Summary Compensation Table”.
In general, the Corporation will only provide a specific perquisite when it provides competitive value and promotes retention of executives. The limited perquisites the Corporation provides to its NEOs may include a cellular telephone and computer equipment, commuting expenses, reasonable legal, accounting and other professional fees, housing and tuition (for minor dependents) allowances under special circumstances, reimbursement of certain tax related expenses, as well as payment of certain professional dues that are related directly to the performance of the executive’s functions.
Performance Graph
Compensation values reported in the 2017 summary compensation table under “Compensation Discussion and Analysis – Summary Compensation Table” include the fair value of long term incentive awards, calculated as of the grant date in compliance with disclosure requirements. As a result, the Corporation does expect strong correlation between disclosed compensation (as provided in the summary compensation table) and total Shareholder return; however, the actual realized value of compensation will be directly correlated with the Corporation’s performance over time.
Excluding the retention awards granted in 2016 and 2017, at least fifty percent (50%) of executive total compensation is provided in “at-risk”, variable pay elements. Short-term incentive awards are contingent upon achieving specific levels of annual performance; in the event minimum performance levels are not achieved there will be no funding of a short-term incentive. Long-term incentive awards, including options and RSUs, are directly tied to share price performance. In the event share price declines, the realized value of compensation from LTIs will also decrease, directly correlated with Shareholder value. Applying this pay-for-performance philosophy, the HRCC and Board believe the interests of NEOs are directly aligned with the interests of Shareholders. The HRCC and the Board, with advice from external consultants, including WTW, implemented retention programs in light of the uncertainty surrounding the Corporation and the CBCA Proceedings in order to retain and motivate NEOs and other key employees as the Corporation continues to proceed with the Recapitalization Transaction and stabilize its business.
The Corporation’s Common Shares were delisted from the NEX Stock Exchange and were listed for trading on the TSX under the symbol “CXR” on December 24, 2013. The Common Shares were listed for trading on the NASDAQ on June 29, 2015 under the symbol “CXRX”.
On December 1, 2017, the Corporation announced that it received an initial notification letter from NASDAQ’s Listing Qualifications Department notifying the Corporation that it had 180 days to regain compliance with the minimum bid price requirement set forth in NASDAQ’s continued listing rules. NASDAQ’s continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of thirty (30) consecutive Business Days or more. The Common Shares traded below a bid price of $1.00 for thirty (30) consecutive Business Days from October 17, 2017, to November 28, 2017. As a result, NASDAQ found that the Corporation did not meet the minimum bid price requirement. The Common Shares remain listed on NASDAQ and the Corporation has until May 29, 2018, to regain compliance with the minimum bid price requirement in order to maintain the listing. To regain compliance with the minimum bid price requirement, the Common Shares must have a closing bid price of at least $1.00 for a minimum of ten (10) consecutive Business Days.
The following graph shows the yearly change in the cumulative Shareholder total return on the Common Shares compared to the cumulative total return of the S&P/TSX Composite Index from the date upon which the Corporation’s Common Shares commenced trading on the TSX (December 24, 2013) to December 31, 2017, in each case assuming a CDN$100 investment on the commencement of, and reinvestment of distributions or dividends, as applicable, during the applicable period.

Value of CDN$100 Investment Since Initial Public Offering
(December 24, 2013 to December 31, 2017)

	Dec. 24, 2013	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2017
Concordia International Corp.(1)	$100	$125	$738	$898	$46	$13
S&P/TSX Composite Index (1)	$100	$100	$108	$96	$113	$120
Notes:

(1)	Total shareholder return collected from S&P Capital IQ.

Summary Compensation Table
The following table sets forth a summary of all compensation earned during the three most recently completed fiscal years ended December 31, 2017, 2016 and 2015 for the NEOs of the Corporation. Pursuant to the Arrangement, all Affected Equity shall be terminated and cancelled for no consideration. See “Arrangement Steps”.

Name and Principal Position	Year	Salary ($)	Share- based awards ($)(1)(2)	Option-based awards(9) ($)	Non-Equity Incentive plan compensation ($)		Pension Value ($)	Retention Program(7)	All other compensation ($)	Total compensation ($)
					Annual Incentive Plan[10] ($)	Long- Term Incentive Plan ($)
Allan Oberman(3) Chief Executive Officer and a Director	2017	800,000	2,500,000	-	960,000	-	-	1,884,223	26,514	6,170,737
	2016	116,667	2,103,027	-	-	-	-	-	25,000	2,244,694
	2015	-	-	-	-	-	-	-	-	-
David Price(4) Chief Financial Officer	2017	271,250	48,384	-	336,528	-	-	371,319	14,294	1,041,775
	2016	-	-	-	-	-	-	-	-	-
	2015	-	-	-	-	-	-	-	-	-
Edward Borkowski(5) Former Chief Financial Officer	2017	166,667	-	-	-	-	-	-	1,774,135	1,940,802
	2016	468,958	2,649,629	-	-	-	-	-	120,075	3,238,662
	2015	-	-	-	-	-	-	-	-	-
Graeme Duncan(6)(8)(11) President of Concordia’s International segment	2017	520,275	62,450	-	427,196	-	63,979	749,982	12,883	1,836,765
	2016	356,944	-	-	841,902	-	41,438	-	54,088	1,294,372
	2015	231,898	-	2,378,520	150,420	-	25,320	-	15,042	2,801,200
Francesco Tallarico Chief Legal Officer & Secretary	2017	420,000	-	-	338,994	-	-	580,470	3,072	1,342,536
	2016	420,000	1,446,910	-	-	-	-	-	3,013	1,869,923
	2015	305,329	2,254,331	-	944,000	-	-	-	22,218	3,525,878
Karl Belk(6)(11) Senior Vice President, Global Pharmaceutical Operations of Concordia’s International segment	2017	322,075	37,848	-	268,388	-	-	207,091	53,078	888,480
	2016	211,143	-	-	100,266	-	8,516	-	37,483	357,408
	2015	187,649	-	2,378,520	98,426	-	30,494	-	12,883	2,707,972

Notes:

(1)
The key terms associated with the RSUs granted in 2017 and 2016 (other than the RSUs discussed in Note 2, below) include a three year annual vesting provision and a grant price ranging between $1.47 to $2.83. The key terms associated with the RSUs granted in 2015 were vesting terms ranging from 6 months to 3 years and with a RSU grant price from CDN$81.88 to CDN$81.95. During 2015, the Corporation issued performance based RSUs (the “2015 PSUs”). There are two distinct and mutually exclusive performance conditions that the 2015 PSUs are subject to. 48,882 of the 2015 PSUs were granted to certain NEOs, of which one half or approximately 24,441 of such 2015 PSUs are subject to a market based vesting condition whereby a 15% target three year compounded annual growth rate of the Corporation’s common share price must be achieved from the market price on the effective grant date of the 2015 PSUs of CDN$81.88. None of these 2015 PSUs vest for performance below the 15% target. Additionally, where a 30% three year compounded annual growth rate is achieved, the number of 2015 PSUs vested at the end of the three year period would increase to 48,882. These 2015 PSUs have been valued using a Monte Carlo valuation model. Significant inputs to the model include: CDN$81.88 share price on date of grant, Geometric Brownian Motion volatility of 49.05% and a risk free rate of 1.2%. The other half of the 2015 PSUs are subject to a non-market based performance condition whereby the performance of certain acquired product rights from the portfolio of products acquired from Covis Pharma S.à r.l. must achieve a 3 year net contribution earnings target that was approved by the Board. None of these 2015 PSUs will vest for performance below the three year net contribution earnings target. Additionally, where performance is 10% or greater above the 3 year net contribution earnings target, the number of 2015 PSUs vested at the end of the three year period would increase to 48,882. As a result of the non-market based condition, the Corporation assesses the actual and forecasted performance at each reporting date compared to the net contribution earnings target to assess the likelihood of whether these 2015 PSUs will vest. As at December 31, 2017 no vesting or expense has been recorded with respect to these 2015 PSUs. For purposes of reporting a value for the 2015 PSUs that have a net contribution earnings target in the table above, a value of $53.44 has been used representing the value assigned to the 2015 PSUs granted on the same date with share performance conditions using the Monte Carlo valuation model.

(2)
Up to 485,000 RSUs were granted to certain NEOs on January 7, 2016 which were subsequently cancelled by the Board upon the exercise of its discretion to reduce the size of the awards. 570,722 RSUs were granted to certain NEOs on March 24, 2016, after the expiry of a blackout period (which expired on March 24, 2016), as yearly bonus entitlements for 2015 as well as in recognition of services rendered to the Corporation in completing the AMCo Acquisition and their continued service to the Corporation. Of those 570,722 RSUs, 336,504 RSUs were subsequently cancelled by the Board, and upon the termination of employment of the former Chief Executive Officer. The value of such RSUs is based on the closing market price of the Common Shares on the date of grant and such RSUs vest as to 1/3 on each of February 1, 2017, February 1, 2018 and February 1, 2019.

(3)
All amounts paid to Mr. Oberman were paid in respect of his position as Chief Executive Officer and not in his position as a Director. Mr. Oberman was the Chief Executive Officer and a Director until May 2, 2018, when the Corporation announced the termination of his employment. Mr. Oberman was replaced by Graeme Duncan on an interim basis. Upon termination, and pursuant to the terms of the separation and general release agreement effective May 2, 2018 between Mr. Oberman and the Corporation, Mr. Oberman received a total severance payment of approximately $7.7 million, plus the continuation of certain benefits.

(4)	Mr. Price was appointed as Chief Financial Officer on May 15, 2017 and, as a result, the salary reflects amounts paid to Mr. Price by the Corporation from May 15, 2017 through to December 31, 2017.

(5)
Mr. Borkowski was the Chief Financial Officer of the Corporation until April 26, 2017. With respect to his compensation, $1,774,135 of total compensation was paid to Mr. Borkowski in accordance with his severance agreement.

(6)	Compensation paid to Mr. Duncan and Mr. Belk is denominated in GBP and has been converted to USD at an average rate of 1.2883.

(7)
The “Retention Program” column includes amounts paid in 2017 and amounts that were accrued but not yet paid as at December 31, 2017. Retention payments payable in 2018 are payable on the earlier of, or the closest payroll date thereafter, December 31, 2018. Messrs. Price and Tallarico may be eligible, at the Board’s discretion, for an accelerated payment of the 2018 retention payment if the Recapitalization Transaction is successfully completed prior to December 31, 2018. See “Termination and Change of Control Benefits – Executive Employment Agreement”.

(8)
On March 8, 2018, the Corporation announced that it had entered into a separation and general release agreement with Mr. Duncan. The total severance payment paid or to be paid to Mr. Duncan is $2.5 million. The terms of the separation and general release agreement provide for June 30, 2018 as Mr. Duncan’s final date of employment with the Corporation. Until such time, the terms of Mr. Duncan’s employment agreement effective November 7, 2016 remain in force and are applicable to his service as interim Chief Executive Officer.

(9)
The option-based awards are based on the fair value of the option on the grant date for the covered financial year based on the Black – Scholes option pricing model. The Corporation chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. The key assumptions used for the valuation model for the 122,500 options granted to each of Mr. Duncan and Mr. Belk in 2015 were as follows: expected life of 4.5 years; 3 year vesting period; a risk free rate of 1.5%; a volatility rate of 71.4%; and an exercise price of $48.84.

(10)	Annual incentive plan compensation may include additional cash amounts granted in lieu of other contractual commitments.

(11)	Compensation paid to Mr. Duncan and Mr. Belk is denominated in GBP and has been converted to USD at a range of exchange rates from 1.2883 to 1.3425.

INCENTIVE PLAN AWARDS
Outstanding Share-Based Awards and Option-Based Awards
The following table sets out the value of all unexercised option-based and share-based awards for the NEOs outstanding as of December 31, 2017. Pursuant to the Arrangement, all Affected Equity shall be terminated and cancelled for no consideration. See “Arrangement Steps”.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price C($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of Common Shares or units of Common Shares that have not yet vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Allan Oberman(1)	—	—	—	—	2,062,887	1,348,800	—
David Price	—	—	—	—	33,000	21,570	—
Ed Borkowski(2)	—	—	—	—	—	—	—
Graeme Duncan(3)	122,500	48.84	December 11, 2022	—	33,000	21,570	—
Francesco Tallarico	—	—	—	—	72,223	47,208	—
Karl Belk	122,500	48.84	December 11, 2022	—	20,000	13,073	—
Notes:

(1)	Pursuant to the terms of Mr. Oberman’s separation and general release agreement with the Corporation, all RSUs held by Mr. Oberman were canceled effective as of his termination date.

(2)
63,599 RSUs held by Mr. Borkowski were canceled effective as of his termination date of April 26, 2017 and 31,798 RSUs held by Mr. Borkowski as of his termination date vested in accordance with the terms of the LTIP.

(3)
Pursuant to the terms of Mr. Duncan’s separation and general release agreement with the Corporation, 13,134 RSUs held by Mr. Duncan are expected to vest ten (10) Business Days following June 30, 2018. The remaining 19,866 are expected to be canceled on June 30, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets out the option-based, share-based and non-equity based incentive plan amounts vested or earned in 2017 and excludes amounts paid in 2017 that have been deferred pursuant to the terms of the non-equity based incentive plans. Pursuant to the Arrangement, all Affected Equity shall be terminated and cancelled for no consideration. See “Arrangement Steps”.

Name	Option-Based Awards – Value vested during the year ($)	Share-Based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Allan Oberman(1)	—	—	2,844,223
David Price(2)	—	—	707,847
Ed Borkowski(3)	—	—	—
Graeme Duncan(4)	—	—	1,177,178
Francesco Tallarico	—	—	919,464
Karl Belk	—	—	475,478
Notes:

(1)
On May 2, 2018, the Corporation announced that it had entered into a separation and general release agreement with Mr. Oberman. The total severance payment paid to Mr. Oberman was approximately $7.7 million, plus the continuation of certain benefits.

(2)	Mr. Price was appointed as Chief Financial Officer effective May 15, 2017.

(3)	Mr. Borkowski was appointed as Chief Financial Officer on August 12, 2016 and acted in that role until April 26, 2017.

(4)
Pursuant to the terms of Mr. Duncan's separation and general release agreement with the Corporation, 13,134 RSUs held by Mr. Duncan are expected to vest ten (10) Business Days following June 30, 2018. The remaining 19,866 are expected to be canceled on June 30, 2018.

Equity Compensation Plan Information
The following table sets out the equity compensation plan information as at December 31, 2017. Pursuant to the Arrangement, all Affected Equity shall be terminated and cancelled for no consideration. See “Arrangement Steps”.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)(1)
Equity compensation plans approved by Shareholders (SOP)(2)	1,555,000	30.88	607,951
Equity compensation plans approved by Shareholders (LTIP)(3)	2,404,430	N/A	125,281
Total	3,959,430	N/A	733,232
Notes:

(1)
Pursuant to the terms of the LTIP and the SOP, the total number of Common Shares which may be issued under both equity incentive plans, in the aggregate amount, is equal to 10% of the issued and outstanding Common Shares at any given time. In 2017, the Corporation re-allocated the securities available for issuance under the SOP and LTIP. As at May 1, 2018, there are 1,336,667 options available for issuance under the SOP and 2,388,378 RSUs and/or DSUs available for issuance under the LTIP. In addition, a further 436,617 securities would be available for issuance under the SOP and LTIP subject to the Corporation satisfying the requirements of the TSX for listing and reserving the underlying Common Shares.

(2)
In connection with the Corporation’s annual general and special meeting of Shareholders held on June 27, 2014, Shareholders approved an ordinary resolution to amend the SOP to change the plan from a “fixed” stock option plan to a “rolling” stock option plan. As of May 1, 2018, 1,336,667 options are outstanding under the SOP.

(3)
In connection with the Corporation’s annual general and special meeting of Shareholders held on June 27, 2014, Shareholders approved an ordinary resolution to adopt the LTIP. As of May 1, 2018, 2,358,345 RSUs and 30,033 DSUs are outstanding under the LTIP.

PENSION PLAN BENEFITS
Through subsidiaries, the Corporation contributes to separate defined contribution pension plans for employees in the United Kingdom, India and Ireland. None of the NEOs disclosed in this Information Circular are eligible to participate in the pension plans contributed to for employees in India or Ireland. The value of the Corporation’s contributions on behalf of Graeme Duncan and Karl Belk during 2017 has been provided in the table above under “Compensation Discussion and Analysis – Summary Compensation Table”.
TERMINATION AND CHANGE OF CONTROL BENEFITS
The Corporation has entered into employment agreements with each of the Named Executive Officers under which each NEO has agreed to continue to serve the Corporation in his current office and perform the duties of such office in accordance with the terms set out in his employment agreement. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Corporation including non-competition and non-solicitation covenants (which survive termination of an NEO’s termination for periods of 6 to 12 months per the terms of each NEO’s employment agreement), as well as non-disparagement (other than Mr. Belk) and non-disclosure covenants (which survive the termination of an NEO’s employment) and minimum notice periods in the event of the executive’s resignation. Pursuant to the terms of their employment agreements, the NEOs have agreed that damages alone would be an insufficient remedy for breach of these covenants and that the Corporation, in addition to all other remedies, shall be entitled as a matter of right to equitable relief, including temporary or permanent injunction, to restrain any such breach. In the event of termination of an NEO’s employment, other than for cause (as defined in the applicable employment agreements), the Corporation will provide such executive with working notice or severance pay or a combination of notice and severance. The following section outlines the significant terms of each of the NEOs’ employment agreements.

Executive Employment Agreements
Mr. Tallarico is party to an amended and restated employment agreement with the Corporation dated November 7, 2016, which continues for an indefinite term. Mr. Price is party to an employment agreement with the Corporation dated April 26, 2017, which continues for an indefinite term. Mr. Belk is party to an employment agreement with a subsidiary of the Corporation, Concordia International Rx (UK) Limited, dated May 14, 2013, as amended September 1, 2016, which continues for an indefinite term.
Mr. Duncan is party to an amended and restated employment agreement with a subsidiary of the Corporation, Concordia International Rx (UK) Limited, dated November 7, 2016. Pursuant to the terms of a separation and general release agreement effective March 8, 2018, Mr. Duncan stepped down as President of the Concordia International reportable operating segment. Pursuant to the terms of the separation and general release agreement, Mr. Duncan is entitled to receive a separation payment equal to approximately $2.5 million, subject to the terms and conditions of the separation and general release agreement. In addition, 13,134 RSUs held by Mr. Duncan are expected to vest ten (10) Business Days following June 30, 2018. Mr. Duncan’s remaining RSUs are expected to be canceled effective June 30, 2018. On May 2, 2018, Mr. Duncan was appointed interim CEO to replace Mr. Oberman and the terms of such employment are governed by Mr. Duncan’s amended and restated employment agreement dated November 7, 2016.
Mr. Borkowski was party to an employment agreement dated February 15, 2016 with a subsidiary of the Corporation, Pinnacle Biologics, Inc. Effective April 26, 2017, Mr. Borkowski’s employment with the Corporation ceased. Mr. Borkowski received a separation payment equal to approximately $1.8 million. In addition, 31,798 RSUs held by Mr. Borkowski’s vested on July 1, 2017. Mr. Borkowski’s remaining RSUs were canceled effective April 26, 2017.
Mr. Oberman was party to an employment agreement with the Corporation dated November 1, 2016, as amended December 5, 2016. Effective May 2, 2018, Mr. Oberman’s employment with the Corporation ceased. The total severance payment paid to Mr. Oberman was approximately $7.7 million, plus the continuation of certain benefits, all subject to the terms and conditions of a separation agreement and general release agreement between .Mr. Oberman and the Corporation. In addition, 2,062,887 RSUs held by Mr. Oberman were canceled effective May 2, 2018.
Termination upon Notice
Each of Messrs. Price and Tallarico may terminate his employment agreement upon providing the Corporation with three (3) months’ written notice. Mr. Belk may terminate his employment agreement upon providing the Corporation with six (6) months’ written notice. The Corporation retains the right (at its option) to accelerate the termination date set out in the written notice by notifying the executive that the Corporation will pay him an aggregate amount equal to:

	BELK	TALLARICO	PRICE
Base salary through to last day of notice period	✓	✓	✓
Pro rata target bonus accrued until the last day of the notice period	n/a	✓	n/a
Any bonus awarded but unpaid	n/a	n/a	n/a
Business expenses which have not been reimbursed	n/a	✓	✓
Value of unused vacation	n/a	✓	✓
Participation in benefit plan during notice period	n/a	✓	✓
Unvested options and RSUs	n/a	n/a	n/a

Termination Without Cause or for Good Reason
In the case that (a) the NEO terminates his employment agreement for good reason (as defined in certain NEO’s employment agreement), or (b) the Corporation terminates the NEO’s employment agreement without cause (as defined in each NEO’s respective employment agreement), the NEO shall be entitled to receive:

	BELK	TALLARICO	PRICE
Base salary payment	6 months	15 months	15 months
Annual target bonus payment	n/a	15 months	15 months
Pro rata target bonus accrued up to the date of termination	n/a	✓	n/a
Any bonus awarded but unpaid	n/a	n/a	✓
Business expenses which have not been reimbursed	n/a	✓	✓
Value of any unused vacation time	n/a	✓	✓
Continued benefits	n/a	12 months	12 months
Unvested options and RSUs	RSUs and stock options treated in accordance with the terms of the SOP and LTIP	Awards granted prior to November 7, 2017 will immediately vest. Awards granted thereafter will immediately vest on pro rata basis.	Immediately vest on pro rata basis
Retention payment due December 31, 2018 (if not already paid)	✓(1)	✓	✓
Notes:

(1)
A portion of Mr. Belk’s retention payment would be paid pro rata to the date of termination if earlier than December 31, 2018. Mr. Belk is only entitled to payment in the event of termination without cause.

Mr. Tallarico is entitled to a one-time retention payment equal to approximately $0.59 million payable on the earlier of, or the closest payroll date thereafter, December 31, 2018, and, in the event that the Recapitalization Transaction has been completed, such earlier date as the Board may determine in its sole discretion.
Mr. Price is entitled to a one-time retention payment equal to approximately $0.76 million payable on the earlier of, or the closest payroll date thereafter, December 31, 2018, and, in the event that the Recapitalization Transaction has been completed, such earlier date as the Board may determine in its sole discretion.
Mr. Belk is entitled to an aggregate retention payment equal to approximately $0.34 million payable on December 31, 2018, or the closest payroll date thereafter.
Termination for Cause
In the case that an NEO employment agreement is terminated for cause (as defined in each NEO’s employment agreement), the NEO’s employment with the Corporation shall end immediately and the NEO shall be entitled to:

	BELK	TALLARICO	PRICE
Base salary up to the date of termination	✓	✓	✓
Any bonus awarded but unpaid	n/a	n/a	n/a
Pro rata target bonus accrued up to the date of termination	n/a	✓	n/a
Business expenses which have not been reimbursed	n/a	✓	✓
Value of unused vacation	n/a	✓	✓
Any benefits to which he is entitled to and which are unpaid as of the date of termination	n/a	✓	✓
Unvested options and RSUs	n/a	n/a	n/a

Termination Due to Death
In the case that an NEO employment agreement is terminated due to death, the NEO’s employment with the Corporation shall end immediately and the NEO shall be entitled to:

	BELK	TALLARICO	PRICE
Base salary up to the date of termination	✓	✓	✓
Any bonus awarded but unpaid	n/a	n/a	n/a
Pro rata target bonus accrued up to the date of termination	n/a	✓	✓
Business expenses which have not been reimbursed	n/a	✓	✓
Value of unused vacation	n/a	✓	✓
Any benefits to which he is entitled to and which are unpaid as of the date of termination	n/a	✓	✓
Unvested options and RSUs	RSUs and stock options treated in accordance with the terms of the SOP and LTIP	Awards granted prior to November 7, 2017 will immediately vest. Awards granted thereafter will immediately vest on pro rata basis.	Immediately vest on pro rata basis
Termination Due to Disability
In the case that an NEO employment agreement is terminated due to the disability of the NEO (per the terms of each NEO’s employment agreement), the NEO’s employment with the Corporation shall be terminated and the NEO shall be entitled to:

	BELK	TALLARICO	PRICE
Base salary up to the date of termination	6 months	✓	✓
Any bonus awarded but unpaid	n/a	n/a	n/a
Pro rata target bonus accrued up to the date of termination	n/a	✓	✓
Business expenses which have not been reimbursed	n/a	✓	✓
Value of unused vacation	n/a	✓	✓
Any benefits to which he is entitled to and which are unpaid as of the date of termination	n/a	✓	✓
Unvested options and RSUs	RSUs and stock options treated in accordance with the terms of the SOP and LTIP	Awards granted prior to November 7, 2017 will immediately vest. Awards granted thereafter will immediately vest on pro rata basis.	Immediately vest on pro rata basis
Change of Control
If the employment of Messrs. Tallarico and Price are terminated, other than for cause, at any time within a period of twelve (12) months following a change of control (as defined in each NEO’s respective employment agreement) or employment is terminated, other than for cause or due to death, during the six (6) month period prior to a change of control if such termination was at the request of a third party or otherwise arose in anticipation of the change of control, then the entitlements of Messrs. Tallarico and Price are as set out in the table below. Mr. Belk does not have a change of control clause in his contract, but would be entitled to the same entitlements if he were terminated in connection with a change of control as he would be entitled to if he were terminated on a without cause basis. The table below assumes that the NEOs are terminated as a result of a change of control.

	BELK	TALLARICO	PRICE
Base salary payment	6 months	15 months	15 months
Annual target bonus payment	n/a	15 months	15 months
Pro rata target bonus accrued up to the date of termination	n/a	✓	n/a
Any bonus awarded but unpaid	n/a	n/a	✓
Business expenses which have not been reimbursed	n/a	✓	✓
Value of any unused vacation time	n/a	✓	✓
Continued benefits	n/a	12 months	12 months
Unvested options and RSUs	RSUs and stock options treated in accordance with the terms of the SOP and LTIP	Immediately vest	Immediately vest
Retention payments due December 31, 2018 (if not already paid)	✓	✓(1)	✓
Notes:

(1)	A portion of Mr. Belk’s retention payment would be paid pro rata to the date of termination if earlier than December 31, 2018.

SOP and LTIP Change of Control Provisions
SOP – Liquidity Event
Except as provided for in certain NEO employment agreements, in the case of a Liquidity Event (as defined in the SOP) and at the discretion of the Board, the Corporation shall (i) immediately prior to the completion of the Liquidity Event, exchange all or a portion of the options to purchase Common Shares for options (of substantially similar terms and value) to purchase shares in the capital of the acquirer or any corporation which results from an amalgamation, merger or similar transaction involving the Corporation in connection with the Liquidity Event; or (ii) cause to be paid or delivered an amount of cash or non-cash consideration per Common Share, as applicable, in respect of each of the Common Shares underlying any vested options immediately prior to the completion of the Liquidity Event, equal in value to the positive difference between the price per Common Share equal to the greater of the Market Price (as defined in the SOP) and the price paid by any third party purchaser and the applicable exercise price.
LTIP – Change of Control
Except as provided for in certain executive employment agreements, in the case of a Change of Control (as defined in the LTIP), at the sole discretion of the Board, the Corporation: (i) shall determine the adjustment price, if any, to the number and type of Common Shares (or other securities or other property) that thereafter shall be made the subject of and issuable as payment under outstanding RSUs or DSUs; (ii) shall determine the number and type of Common Shares (or other securities or other property) subject to and issuable as payment under outstanding RSUs or DSUs; (iii) shall determine the acquisition price with respect to the settlement or payment of any outstanding RSUs or DSUs; provided, however, that the number of Common Shares covered by any RSUs or DSUs or to which such RSUs or DSUs relate shall always be a whole number; and (iv) may convert or exchange for or into any other security or any other property or cash, any outstanding RSUs or DSUs that are still capable of being exercised, upon giving to any such RSU or DSU participant to whom such RSUs or DSUs have been granted at least thirty (30) days’ written notice of its intention to convert or exchange such RSUs or DSUs and, during such notice period, the RSUs and DSUs may be exercised by any such holder of RSUs or DSUs without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the RSUs or DSUs shall lapse and be canceled.
In addition to the foregoing, the Board or any company which is or would be the successor to the Corporation or which may issue securities in exchange for Common Shares upon the occurrence of a Change of Control may offer any RSU or DSU holder the opportunity to obtain new or replacement awards for securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares issuable under the outstanding RSUs and DSUs.

The Board may also, in its sole discretion, cancel any or all outstanding RSUs or DSUs and pay to the holders of any such RSUs or DSUs, in cash, the value of such RSUs and DSUs based upon the price per Common Shares received or to be received by other Shareholders in the event of a Change of Control.
Estimated Incremental Payment on Change of Control and/or Termination
The following table provides details regarding the estimated incremental payments by the Corporation to the NEOs indicated below under the above-described agreements in the event of: (i) termination upon notice; (ii) termination without cause or for good reason; (iii) termination with cause; (iv) termination upon death; (v) termination upon disability; (vi) termination upon change of control (as defined in the applicable employment agreements of the NEOs); (vii) Liquidity Event under the SOP; and (viii) Change of Control under the LTIP, assuming, in each case, that the event took place on December 31, 2017.

Event
	Termination Upon Notice	Termination without Cause or for Good Reason(4)	Termination with Cause	Termination Upon Death	Termination Upon Disability	Change of Control(1)	Change of Control (for purposes of LTIP and the SOP)(2)(3)
David Price
Severance	105,000	1,806,000	—	336,000	336,000	1,806,000	—
Deferred Compensation	—	8,305	—	8,305	8,305	21,570	21,570
Other Benefits	3,000	12,000	—	—	—	12,000	—
Total	108,000	1,826,305	0	344,305	344,305	1,839,570	21,570
Francesco Tallarico
Severance	546,000	1,974,000	336,000	336,000	336,000	1,974,000	—
Deferred Compensation	—	49,688	—	49,688	49,688	49,688	10,653
Other Benefits	3,000	12,000	—	—	—	12,000	—
Total	549,000	2,035,688	336,000	385,688	385,688	2,035,688	10,653
Karl Belk
Severance	161,038	498,538	—	—	161,038	337,500	—
Deferred Compensation	—	6,456	—	6,456	6,456	—	—
Other Benefits	—	—	—	—	—	—	—
Total	161,038	504,994	0	6,456	167,494	337,500	0
Notes:

(1)
This “Change of Control” column includes retention amounts payable to each NEO in connection with termination upon a change of control. Each of Messrs. Price and Tallarico have a change of control provision included in their employment agreements (as described above). This table provides amounts based on the assumption that the employee is terminated as a result of a change of control. Mr. Belk does not have a change of control provision in his contract. However, this table assumes the greatest amount payable to Mr. Belk (six (6) months payment in lieu of salary and fully accelerated payment of his retention awards) in the event his contract of employment was terminated in connection with a change of control.

(2)
The LTIP payment is calculated in accordance with clause 5.2.2 of the LTIP, which provides the Board with the discretion to cancel any or all outstanding awards of RSUs and pay to the holders of such awards, in cash, the value of such awards based upon the price per Common Share received or to be received by other Shareholders in the event of a Change of Control. The LTIP payment assumes a cash payment based on the closing price of the Common Shares on the TSX on December 30, 2017 (being CDN$0.82) the last trading day of 2017. The SOP also provides for payment of non-cash consideration in the event of a Liquidity Event (as defined in the SOP). The figures in the above table assume payment of cash consideration for options held by the optionees in the event of a Liquidity Event.

(3)
Amounts set forth under Change of Control (for purposes of the LTIP) have been translated using a US dollar to Canadian dollar exchange rate of 1:1.2545 (being the December 29, 2017 Bank of Canada noon rate).

(4)	Includes retention amounts payable to each NEO, as applicable, in connection with a termination without cause or good reason.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
The Board is currently comprised of six Directors. All of the Directors on the current Board are independent. In order to facilitate the exercise of independent judgment in carrying out its responsibilities, the Board will continue to hold in camera meetings of independent Directors after certain meetings of the Board (in particular, meetings relating to the review and approval of quarterly and annual financial statements and compensation related matters). The Board has concluded that all of the current Directors (Messrs. Kupinsky, Deeth, Perier, Krinsky, Vink and Ms. Fuhrmann) are independent from management of the Corporation for the purposes of NI 58-101.
Mr. Kupinsky is the Non-Executive Chairman of the Board. The Non-Executive Chairman’s responsibilities include leadership of the Board and its efficient and independent organization and operation.
Summary of Director Qualifications and Expertise
The Board has constituted the NCGC to annually conduct a self-assessment of the Board’s performance, an assessment of Board members and its committees, with each committee assessing its members, and to recommend to the Board nominees for appointment of new Directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise and skill sets are identified and individuals that possess the required experience and skills are contacted by the Non-Executive Chairman or the CEO. Prospective new Director nominees are interviewed by the Chair of the NCGC, the Non-Executive Chairman of the Board and the CEO and considered by the entire NCGC for recommendations to the Board as potential nominee Directors.
The matrix below illustrates the mix of experience, knowledge and understanding possessed by the members of the Board in the categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

	Douglas Deeth	Rochelle Fuhrmann	Itzhak Krinsky	Jordan Kupinsky	Frank Perier	Patrick Vink
Accounting		✓	✓		✓	✓
Corporate Finance / M&A		✓	✓	✓	✓	✓
Executive Leadership		✓	✓		✓	✓
Economics / Business	✓		✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓	✓	✓
Governance	✓	✓	✓	✓	✓	✓
Government / Regulatory
HR & Compensation	✓		✓	✓	✓	✓
Industry Experience	✓	✓	✓		✓	✓
International Business		✓	✓		✓	✓
Legal	✓			✓
Risk Management			✓		✓	✓
Strategic Planning	✓	✓	✓	✓	✓	✓
Mandate of the Board of Directors
The Board does not have a written mandate. The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation, and to act with a view towards the best interests of the Corporation. The Board is responsible for the oversight and review of:

·	the strategic planning process of the Corporation;

·	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

·	succession planning, including appointing, training and monitoring senior management;

·	a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

·	the integrity of the Corporation’s internal control and management information systems.
The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the HRCC and the NCGC.

The Board and the CEO have not developed a written position description for the CEO. The CEO reports to and is subject to the general direction of the Board pursuant to the CEO’s executive employment agreement. The CEO’s duties include overseeing the day-to-day operations of the Corporation, strategic planning and business development. As previously disclosed, the Corporation’s former CEO, Allan Oberman, was terminated on May 2, 2018 and Mr. Duncan replaced Mr. Oberman as CEO on an interim basis.
The Board has developed formal charters for each Committee. Copies of the Committee charters can be found on the Corporation’s website at www.concordiarx.com, which website is not incorporated by reference herein.
Meetings of the Board of Directors
The Board meets at least once each quarter, with additional meetings held when appropriate. Meetings of the Board may be held in person and by teleconference or other electronic means, as needed to discharge its responsibilities. Independent Directors meet in camera without non-independent Directors or Management present on an as-needed basis (particularly with respect to meetings related to the review and approval of quarterly and annual financial statements and compensation matters). Board members are expected to attend all Board meetings and meetings of committees on which they serve.
The following table provides the record of attendance of each member of the Board for all meetings of the Board and each committee, which were held since the beginning of the Corporation’s most recently completed financial year.

Director	Board Meetings		Audit Committee Meetings		HRCC Meetings		NCGC Meetings		Overall
	#	%	#	%	#	%	#	%	#	%
Douglas Deeth(1)	16/16	100	-	-	7/7	100	4/4	100	27/27	100
Rochelle Fuhrmann(2)	15/16	94	6/6	100	-	-	4/4	100	25/26	96
Itzhak Krinsky(3)	13/13	100	-	-	-	-	2/2	100	15/15	100
Jordan Kupinsky(4)	16/16	100	6/6	100	4/4	100	6/6	100	32/32	100
Allan Oberman(5)	15/16	94	-	-	-	-	-	-	15/16	94
Frank Perier(6)	13/13	100	2/2	100	3/3	100	-	-	18/18	100
Patrick Vink(7)	16/16	100	4/4	100	7/7	100	2/2	100	29/29	100
Notes

(1)	Mr. Deeth was a member of the NCGC up to and including June 9, 2017.

(2)	Ms. Fuhrmann was a member of the NCGC up to and including June 9, 2017.

(3)	Mr. Krinsky was appointed to the Board on May 3, 2017 and to the NCGC on June 9, 2017.

(4)	Mr. Kupinsky was a member of the HRCC up to and including June 9, 2017.

(5)
Mr. Oberman recused himself from a Board meeting held on August 14, 2017 as the only item of business was the discussion and approval of a key employee retention program. As the former CEO, Mr. Oberman was a participant in the key employee retention program. On May 2, 2018, Mr. Oberman resigned from his position as a Director concurrently with the termination of his employment.

(6)	Mr. Perier was appointed to the Board on May 3, 2017 and each of the Audit Committee and the HRCC on June 9, 2017.

(7)	Mr. Vink was a member of the Audit Committee up to and including June 9, 2017 and was appointed to the NCGC on June 9, 2017.

Board Renewal and Term Limits
The Corporation has not adopted a formal policy on Director term limits. It has been the Corporation’s practice to elect Directors on an annual basis to hold office until a successor is appointed or until the conclusion of the next annual meeting of Shareholders. Management believes that the current approach allows the Corporation to undergo Board renewal as necessary. In addition, the Corporation relies on its current director nominee selection process, as well as the Corporation’s various policies (as described below), when selecting Director nominees for election to the Board on an annual basis.

Independence of the Board
For the purposes of NI 58-101, an “independent director” is a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. In determining whether a particular Director is an “independent director” or a “non-independent director”, the Board considers the factual circumstances of each Director in the context of these guidelines.
The Board is currently comprised of six (6) members, all of whom are “independent directors” for the purposes of NI 58-101.
Independent Non-Executive Chairman
The Non-Executive Chairman is independent and responsible for the management, development and effective functioning of the Board and provides leadership in every aspect of its work. The Non-Executive Chairman’s key responsibilities include setting the Board meeting agenda in consultation with the CEO and chairing all Board meetings. In the absence of the Non-Executive Chairman, one of the other independent directors will assume the responsibilities of the Non-Executive Chairman. The Non-Executive Chairman provides leadership to the Directors and ensures the Board is independent from management. The Non-Executive Chairman and each committee can also engage outside consultants without consulting management. This helps ensure they receive independent advice as they feel necessary.
Committee Composition
There are currently three (3) standing committees of the Board: (a) the Audit Committee, (b) the HRCC, and (c) the NCGC. All three committees are comprised solely of independent directors.
Committee chairs are responsible for the effective organization and operation of the relevant committee he or she chairs and is required to provide leadership in discharging the mandate set out in the committee charter. The chair also acts as primary liaison between the relevant committee and the Corporation’s management where necessary. The chair of each committee reports directly to the Board.
The Board intends to review the composition of the Audit Committee, HRCC and the NCGC subsequent to the annual meeting of the shareholders of the Corporation. Any changes in membership of the committees will be disclosed by the Corporation at the appropriate time.
Succession Planning
The NCGC and HRCC (with the advice of the Chief Executive Officer) have primary oversight of succession planning for senior management, the performance of the CEO, and the CEO’s assessments of the other senior officers. The Board, as a whole, conducts in-depth reviews of succession options relating to senior management positions.
The independent directors participate in the assessment of the CEO’s performance every year. The Board considers and, where necessary, approves NEO appointments.
Selection of New Board Members
The NCGC considers candidates for Board membership who are suggested by members of the committee, other Board members, members of management and Shareholders as well as outside consultants retained specifically for the purpose of identifying Board candidates. Once the NCGC has identified prospective nominees for directorship, the Board is responsible for selecting such candidates. The NCGC seeks to identify Director candidates with solid business and other appropriate experience and expertise, having regard to the nature of the Corporation’s business and the current composition of the Board, and commitment to devoting the time and attention necessary to fulfill their duties to the Corporation.
In addition to the factors to be considered pursuant to the Diversity Policy (defined below under the heading “Gender Diversity”), the NCGC considers the following general factors in evaluating a prospective candidate to the

Board, which include (i) the extent to which the candidate will enhance the objective of having Directors with diverse viewpoints, and (ii) backgrounds, experience, expertise, skills and other demographics of Director candidates. The Corporation believes that the backgrounds and qualifications of its Directors, considered as a group, should provide a mix of skills, experience, and knowledge, which will ensure that the Board is able to continue to fulfill its responsibilities. The NCGC also considers the independence of Directors and proposed Directors. The Corporation has not adopted a formal policy on term limits for its Directors, as it believes the current process used by the NCGC in selecting appropriate nominees for election to the Board on an annual basis ensures that the Board undergoes regular renewal, as necessary.
Assessments and Performance Reviews
The Board, in consultation with the NCGC, on an annual basis, receives a recommendation from the NCGC for assessing the performance and effectiveness of the Board, its committees and the individual Directors. In order to facilitate this, the NCGC is responsible for developing and recommending to the Board a process for assessing criteria that considers the solicitation and receipt of comments from any Directors and the competencies and skills each Director is expected to bring to the Board.
Each individual committee and the Board, in the assessment process overseen by the NCGC (as described above), assesses its own performance and that of the individual Directors of which each is comprised, as well as each committee’s own respective charter.
Gender Diversity
The Corporation has adopted a policy regarding diversity on the Board, in executive office positions and in the employee pool generally (the “Diversity Policy”), which addresses the selection of Directors, officers and employees. The objective of the Diversity Policy is to set out the Corporation’s approach to diversity on the Board, in NEO positions and in the employee pool generally.
The Corporation recognizes that a diverse workforce will promote an inclusive work culture, enhance innovation, increase productivity, and that a diverse workforce is important to achieving the Corporation’s vision of ensuring patients continue to have access to high-quality, established and niche medicines. The Corporation is therefore committed to promoting an environment that embraces diversity and reflects the Corporation’s current core values of integrity, openness, global teamwork, entrepreneurship and decision making.
The Corporation is committed to achieving the following through the Diversity Policy:

·	upholding a merit-based appointment process by accessing a broad pool of diverse candidates; and

·	recruitment and retention of a diverse workforce by promotion of programs that assist in the development of a broader pool of skilled and experienced employees.
The Corporation recognizes that gender diversity is a significant component of diversity and acknowledges the important role that women, with appropriate and relevant skills and experience, play in contributing to the Corporation’s stewardship and management. The NCGC has been directed to search for qualified persons to serve on the Board. Progress toward achieving diversity on the Board as well as the effectiveness of the Diversity Policy will be reviewed periodically. Although the Corporation does not currently have a female NEO (and the percentage of female NEOs is therefore 0%), female candidates are regularly considered for such positions, as well as for positions on the Board. The Board currently has one woman (representing approximately 14% of the Board), Ms. Fuhrmann, who is also a current member and the chair of the Audit Committee. The Corporation has not adopted targets (for the purposes of NI 58-101) regarding female representation on the Board and in senior management positions due to the relatively short history of the Corporation’s business and given the recent CBCA Proceedings. Furthermore, the Corporation believes promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for Director in light of the needs of the Board without focusing on a single diversity characteristic. The Corporation has been and remains committed to diversity and believes that diversity enhances both the quality and effectiveness of the Corporation’s performance and is an important aspect to effective corporate governance.
A copy of the Disclosure Policy can be found on the Corporation’s website at www.concordiarx.com, which website is not incorporated by reference herein.

Majority Voting for Board Elections
The Corporation has adopted a written policy requiring that in an uncontested annual general or special meeting of Shareholders set for the election of Directors, any nominee who does not receive at least a majority (50% + 1 vote) of votes cast “for” his or her election will immediately tender a resignation to the Non-Executive Chairman following such meeting of Shareholders, effective upon acceptance by the Board. The NCGC will consider the offer of resignation and, except in exceptional circumstances, will recommend that the Board accept the resignation. The Board will make its decision and announce it in a press release within ninety (90) days following the applicable annual or special meeting of Shareholders, including the reasons for rejecting the resignation, if applicable. A Director who tenders his or her resignation will not participate in any meeting of the Board to consider whether or not his or her resignation shall be accepted.
A copy of the majority voting policy can be found on the Corporation’s website at www.concordiarx.com, which is not incorporated by reference herein.
Orientation and Education
The NCGC develops, recommends and oversees the Board’s orientation program for new Directors. This program is designed to assist new Directors to understand the role of the Board and its committees, the contribution individual directors are expected to make to the Corporation (including the commitment of time and energy that the Corporation expects) and the nature and operation of the Corporation’s business. In addition, new Directors are oriented to the roles of the Board, individual Directors and the business and affairs of the Corporation through discussions with the Corporation’s management and the incumbent directors and by periodic presentations from senior management on major business, industry and competitive issues. Management, along with Board advisors, provide information to the Board and its committees as necessary to keep the Directors up-to-date with corporate governance requirements and best practices, the Corporation and its business and the environment in which it operates, as well as developments concerning the responsibilities of Directors.
The Board currently does not provide continuing education for its Directors. The Directors are encouraged to attend industry and governance related education sessions independently to ensure they are abreast of emerging trends impacting the Corporation. By using a Board composed of experienced professionals with a wide range of financial and pharmaceutical expertise, the Corporation ensures that the Board operates effectively and efficiently.
Code of Conduct
The Board has adopted a written Code of Conduct that has been adopted by, or is applicable to, all Directors, officers and employees of the Corporation, as well as consultants and contract workers who perform work on behalf of the Corporation. The Code of Conduct constitutes written standards that are designed to promote integrity and to deter wrongdoing. In particular, the Code of Conduct addresses the following issues:

·    equal opportunity employment
·    discrimination and harassment
·    substance abuse
·    compliance with laws, rules and regulations (including insider trading laws)
·    the acceptance of gifts
·    conflicts of interest
·    outside business activities and employment

·    protection and proper use of corporate assets and opportunities
·    confidentiality of corporate information
·    fair dealing with Shareholders
·    record retention and documentation
·    social media use
·    disclosure of breaches of the Code of Conduct
·    reporting of any illegal or unethical behaviour

Interested parties may request a copy of the Code of Conduct by writing to Francesco Tallarico, Chief Legal Officer & Secretary, at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9, and, if applicable, after July 1, 2018 at 5770 Hurontario Street, Suite 310, Mississauga, Ontario L5R 3G5 or may obtain a copy from the Corporation’s website at www.concordiarx.com, which website is not incorporated by reference herein.
Each person to whom the Code of Conduct is applicable must provide a signed acknowledgment to the Corporation indicating that he or she is responsible for complying with the Code of Conduct. Furthermore, in keeping with the whistleblower policy contained within the Code of Conduct, employees are encouraged to report any instance of non-compliance with the Code of Conduct or applicable laws and regulations with their supervisor or, if appropriate, the Chief Executive Officer or Chief Financial Officer of the Corporation. The Board periodically reviews the Corporation’s policies, including the Code of Conduct and may revise and update the Code of Conduct on an annual basis. All new directors, officers and employees of the Corporation and any subsidiaries, as well as certain consultants and contract workers who perform work on behalf of the Corporation, are advised of the Code of Conduct and its importance.
The Corporation is established under and is therefore governed by the provisions of the OBCA. Pursuant to the OBCA, a Director or officer of the Corporation must disclose in writing or by requesting that it be entered in the minutes of meetings of the Board, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the Director or officer: (i) is a party to the contract or transaction; (ii) is a Director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (iii) has a material interest in a party to the contract or transaction. The interested Director cannot vote on any resolution to approve the contract or transaction, subject to certain limited exceptions.
Committees of the Board
Audit Committee
The Audit Committee is currently comprised of three Directors of the Corporation, Ms. Fuhrmann, (Chair) and Messrs. Perier, Jr. and Kupinsky, all of whom are independent and financially literate for purposes of National Instrument 52-110 – Audit Committees. Each member of the Audit Committee is independent of management of the Corporation and is financially literate in that each has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The relevant education and experience of each member of the Audit Committee is provided above, under the heading “Statement of Corporate Governance Practices – Summary of Director Qualifications and Expertise”.
During the financial year ended December 31, 2017, one other individual was a member of the Audit Committee. Mr. Vink was a member of the Audit Committee at the beginning of the financial year ended December 31, 2017 but vacated the position on June 9, 2017. Mr. Vink was replaced by Mr. Frank Perier, Jr. upon Mr. Perier, Jr.’s election to the Board by the Corporation’s Shareholders.
The Audit Committee will, from time to time, implement and oversee procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. In this regard, the Corporation has established a whistleblower policy, which is contained within the Corporation’s Code of Conduct. The mandate of the Audit Committee is set out in the written Charter of the Audit Committee. A copy of the Audit Committee Charter is available on the Corporation’s website at www.concordiarx.com, which website is not incorporated by reference herein.
See “Business of the Annual Meeting of Shareholders – Re-Appointment of the Auditor” for a summary of the external auditor service fees and billings paid or payable to the Corporation’s external auditors in respect of the last two fiscal years ended December 31.
Human Resources and Compensation Committee
The HRCC is currently comprised of three Directors, Messrs. Deeth (Chair), Perier Jr. and Vink. During the financial year ended December 31, 2017, one other individual was a member of the HRCC. Mr. Kupinsky was a member of the HRCC at the beginning of the financial year ended December 31, 2017 but vacated the position on June 9, 2017. Mr. Kupinsky was replaced by Mr. Frank Perier, Jr. upon Mr. Perier, Jr.’s election to the Board by the Corporation’s Shareholders. Each member of the HRCC is independent of management of the Corporation. The members of the Committee are appointed annually by the Board, and each member of the Committee serves at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. The relevant education and experience of each member of the HRCC is provided above, under the heading “Statement of Corporate Governance Practices – Summary of Director Qualifications and Expertise” in this Information Circular.

The members of the HRCC have the following (i) direct experience relevant to their responsibilities on the HRCC in determining executive compensation and (ii) skills and experience that enable the HRCC to make decisions on the suitability of the Corporation’s compensation policies and practices:

·
Mr. Deeth has been involved in setting performance based compensation at both large and small law firms over the course of his career. While on the board of directors of Trimel Pharmaceuticals Corporation (currently Acerus Pharmaceuticals Corporation), he was involved in setting compensation levels for senior officers of that company. While on the Board, he has worked closely with outside compensation consultants to become familiar with compensation levels and trends within peer groups in the Corporation’s industry and to determine compensation structures that best align the interests of management with those of the Corporation’s shareholders;

·
Mr. Perier, Jr. has significant experience as an executive officer within the pharmaceutical industry. Most recently he served as Chief Financial Officer of Forest Labs. In this role, Mr. Perier, Jr. had direct exposure to compensation and human resources related matters, including making recommendations with respect to compensation matters, as well as approving compensation packages; and

·
Mr. Vink has more than two decades of executive experience in various roles overseeing global businesses within the pharmaceutical industry, being based in multiple countries in Europe and the United States. Most recently he served as Chief Operating Officer of Cubist Pharmaceuticals Inc. In these roles Mr. Vink had broad exposure to compensation and human resources related matters, including making recommendations on compensation matters to executive committees and boards as well as approving executive compensation packages. He has significant experience working with external compensation consultants in North America and in Europe. Mr. Vink also currently serves on the boards of a number of companies where he is actively involved in executive compensation matters as well as compensation policy and practices development.

Although the HRCC is comprised entirely of independent directors, any recommendations of the HRCC must be approved by the Board to ensure an objective process for determining the compensation of the Corporation’s Directors and executive officers.
A copy of the HRCC Charter can be found on the Corporation’s website at www.concordiarx.com, which website is not incorporated by reference herein. To fulfil its responsibilities and duties in developing the Corporation’s approach to compensation issues, the HRCC shall:

·	Review and approve corporate goals and objectives relevant to compensation of the CEO and evaluate the performance of the CEO in light of these corporate goals and objectives;

·
Review corporate goals and objectives relevant to compensation of the executive officers (other than the CEO), and other direct reports of the CEO, as approved by the CEO and receive a report annually from the CEO of the performance of those executive officers and other direct reports against such corporate goals and objectives;

·
Ensure that the Corporation’s security-based compensation plans and all amendments to such plans which require the approval of the Corporation’s shareholders are approved by the Board and by the Corporation’s shareholders, as may be required;

·	Approve and evaluate performance measures for executive incentive plans;

·	Review and monitor the status of compliance with the Corporation’s share ownership guidelines, if any; and

·
Review any proposed disclosure of executive compensation. Without limiting the foregoing, annually review any report on executive compensation (including any discussion or analysis thereof) and recommend to the Board that it be included in the Corporation’s annual report, management information circular or other documents prepared for an annual meeting of the Corporation’s shareholders.
To motivate achievement of the Corporation’s priorities and in order to retain key members of management, the HRCC, on behalf of the Board, reviews the Corporation’s executive compensation framework and makes recommendations to the Board from time to time. In response to feedback from Shareholders and proxy advisors such as Institutional Shareholder Services and Glass Lewis, the Board and the HRCC are committed to improving the overall governance and disclosure of the Corporation’s executive compensation program.
Nominating and Corporate Governance Committee
The Board has established the NCGC, which is currently comprised of three members, Messrs. Kupinsky (Chair), Vink and Krinsky. The relevant education and experience of each member of the NCGC is provided above, under “Statement of Corporate Governance Practices – Summary of Director Qualifications”. All of the NCGC members are independent for purposes of NI 58-101.
The NCGC oversees the Corporation’s approach to corporate governance matters. A copy of the NCGC’s Charter can be found on the Corporation’s website at www.concordiarx.com, which website is not incorporated by reference herein.
The mandate of the NCGC includes:

·	identifying qualified individuals to serve as members of the Board, including incumbent directors;

·	recommending candidates for election or re-election, including persons to fill newly created director positions or Board vacancies;

·	recommending directors for committee membership;

·	leading the Board in its annual self-evaluation;

·	orienting and developing Board members; and

·	developing and monitoring the Corporation’s corporate governance guidelines.
Any recommendation made by the NCGC is presented to the Board for approval to ensure additional oversight of the process.
Position Descriptions
The Board has not developed written position descriptions for the Non-Executive Chairman or the chairs of the committees of the Board. The responsibilities of the Non-Executive Chairman include leadership of the Board and its efficient organization and operation.
Each committee chair is responsible for the effective organization and operation of the relevant committee he or she chairs and is required to provide leadership in discharging the mandate set out in the committee charter. The chair also acts as primary liaison between the relevant committee and the Corporation’s management where necessary. The chair of each committee reports directly to the Board.
Disclosure, Securities Trading and Confidentiality Policy
The Board has adopted a Disclosure, Securities Trading and Confidentiality Policy designed to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the public in accordance with all applicable legal and regulatory requirements. It is applicable to all directors, officers and employees of the Corporation. The Disclosure, Securities Trading and Confidentiality Policy prohibits selective disclosure of material information regarding the Corporation or its business. In addition, the Disclosure, Securities Trading and Confidentiality Policy addresses securities trading matters, and provides for trading blackout periods and quiet periods.

Directors’ and Officers’ Liability Insurance
The Corporation annually renews and purchases insurance coverage for directors’ and officers’ liability. The current policy term was extended in December 2017 for six months and therefore has an eighteen month policy period (December 19, 2016 to June 19, 2018) and total premium of approximately $3,036,815. This insurance covers directors’ and officers’ liability for an aggregate limit as set forth in the policy. The policy provides for deductibles ranging from $500,000 to $1,000,000 depending upon the nature of the claim. There is no deductible for any claim made by a director or officer when indemnification has not been granted. This premium is paid entirely by the Corporation. The Corporation also has in place director and officer indemnity agreements with certain of its directors and executive officers.
The Corporation indemnifies directors and officers of the Corporation (“Indemnified Persons”) for the full amount of any cost reasonably incurred by an Indemnified Person in connection with any proceeding that may be made or asserted against or affect an Indemnified Person or in which an Indemnified Person is required by law to participate or in which an Indemnified Person participates at the request of the Corporation or in which an Indemnified Person chooses to participate (based on the Indemnified Person’s reasonable belief that he or she may be subsequently named in that proceeding or any proceeding related to it) if it relates to, arises from or is based on an Indemnified Person’s service in an indemnified capacity.
LEADERSHIP TRANSITION
As previously announced, Graeme Duncan was appointed interim CEO of Concordia, effective May 2, 2018. Mr. Duncan has succeeded Concordia’s former CEO, Allan Oberman,. The Board of Directors intends to announce a permanent CEO at, or soon after, the potential completion of the Recapitalization Transaction.
ADDITIONAL INFORMATION
Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A comprehensive description of the Corporation and its business, as well as a summary of risk factors applicable to the Corporation and its business are set out in the 2018 Annual Report, dated March 8, 2018. Copies of the 2018 Annual Report, the Corporation’s annual financial statements and the related management’s discussion and analysis, and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year are available to anyone, upon request to Francesco Tallarico, Chief Legal Officer & Secretary at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9, and, if applicable, after July 1, 2018 at 5770 Hurontario Street, Mississauga, Ontario L5R 3G5 and without charge to Shareholders, and are also available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

DIRECTORS’ APPROVAL
The contents of this Information Circular and its sending to Shareholders and Debtholders have been approved by the Board.
Dated at Toronto, Ontario, this 15th day of May, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF CONCORDIA INTERNATIONAL CORP.
By:	<Signed> Jordan Kupinsky
Name: Jordan Kupinsky
Title: Non-Executive Chairman

CONSENT OF MPA MORRISON PARK ADVISORS INC.
We refer to the Information Circular relating to meetings of Secured Debtholders, Unsecured Debtholders and existing Shareholders to consider, among other things, an arrangement under the Canada Business Corporations Act.
We hereby consent to the inclusion of a summary and the complete text of our opinion: (i) concerning the fairness of the Arrangement, from a financial point of view, to Concordia; and (ii) issued pursuant to Innovation, Science and Economic Development Canada’s Policy Statement 15.1 (the “MPA Opinion”) in the Information Circular, and to the references therein to our firm name and to the MPA Opinion and to the filing of the MPA Opinion with the Ontario Superior Court of Justice (Commercial List).

<signed> “MPA Morrison Park Advisors Inc.”
MPA Morrison Park Advisors Inc.
Toronto, Canada
May 15, 2018

APPENDIX A
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
SECURED DEBTHOLDERS’ ARRANGEMENT RESOLUTION
“BE IT RESOLVED, that:

1.
the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Concordia International Corp. (the “Corporation”) and Concordia Healthcare (Canada) Limited (“CHCL”) as more particularly described and set forth in the Plan of Arrangement set forth in Appendix H to the management information circular of the Corporation dated May 15, 2018 (the “Information Circular”), be and is hereby authorized, approved and adopted;

2.
the Plan of Arrangement, as it has been or may be amended, modified or supplemented in accordance with the Plan of Arrangement, is hereby authorized, approved and adopted. For greater certainty, in the event that the CBCA Conditions are not satisfied by August 17, 2018 (or such other date as may be agreed by the Corporation and the Majority Initial Consenting Debtholders), and the Majority Initial Consenting Debtholders and Majority Private Placement Parties consent to the Corporation implementing the Recapitalization Transactions pursuant to CCAA Proceedings (as the foregoing capitalized terms are defined in the Information Circular), the Plan of Arrangement is hereby approved with such amendments as agreed to by the Corporation and the Majority Initial Consenting Debtholders in order to implement the Arrangement pursuant to the Companies’ Creditors Arrangement Act (Canada);

3.
the arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated May 1, 2018 between the Corporation and CHCL, set forth in Appendix G to the Information Circular, is hereby authorized and approved and the action of the directors of the Corporation in approving the Arrangement Agreement and the Arrangement and the actions of the directors of the Corporation in executing and delivering the Arrangement Agreement and causing the performance by the Corporation of its obligations thereunder, is hereby ratified, authorized and approved;

4.
notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice (Commercial List), the board of directors of the Corporation, without further notice to, or approval of, the securityholders and/or debtholders of the Corporation, are hereby authorized and empowered to: (i) amend the Arrangement Agreement, the Support Agreement (as such term is defined in the Information Circular), the Subscription Agreement (as such term is defined in the Information Circular) or the Plan of Arrangement, to the extent permitted by their respective terms; and (ii) subject to the terms of the Arrangement Agreement, the Support Agreement, the Subscription Agreement and the Plan of Arrangement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

5.
any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

6.	notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice, to revoke this special resolution.”

A-1

B
APPENDIX B
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
UNSECURED DEBTHOLDERS’ ARRANGEMENT RESOLUTION
“BE IT RESOLVED, that:

1.
the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Concordia International Corp. (the “Corporation”) and Concordia Healthcare (Canada) Limited (“CHCL”) as more particularly described and set forth in the Plan of Arrangement set forth in Appendix H to the management information circular of the Corporation dated May 15, 2018 (the “Information Circular”), be and is hereby authorized, approved and adopted;

2.
the Plan of Arrangement, as it has been or may be amended, modified or supplemented in accordance with the terms therein, is hereby authorized, approved and adopted. For greater certainty, in the event that the CBCA Conditions are not satisfied by August 17, 2018 (or such other date as may be agreed by the Corporation and the Majority Initial Consenting Debtholders), and the Majority Initial Consenting Debtholders and Majority Private Placement Parties consent to the Corporation implementing the Recapitalization Transactions pursuant to CCAA Proceedings (as the foregoing capitalized terms are defined in the Information Circular), the Plan of Arrangement is hereby approved with such amendments as agreed to by the Corporation and the Majority Initial Consenting Debtholders in order to implement the Arrangement pursuant to the Companies’ Creditors Arrangement Act (Canada);

3.
the arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated May 1, 2018 between the Corporation and CHCL, set forth in Appendix G to the Information Circular, is hereby authorized and approved and the action of the directors of the Corporation in approving the Arrangement Agreement and the Arrangement and the actions of the directors of the Corporation in executing and delivering the Arrangement Agreement and causing the performance by the Corporation of its obligations thereunder, is hereby ratified, authorized and approved;

4.
notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice (Commercial List), the board of directors of the Corporation, without further notice to, or approval of, the securityholders and/or debtholders of the Corporation, are hereby authorized and empowered to: (i) amend the Arrangement Agreement, the Support Agreement (as such term is defined in the Information Circular), the Subscription Agreement (as such term is defined in the Information Circular) or the Plan of Arrangement, to the extent permitted by their respective terms; and (ii) subject to the terms of the Arrangement Agreement, the Support Agreement, the Subscription Agreement and the Plan of Arrangement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

5.
any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

6.	notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice, to revoke this special resolution.”

B-1

C
APPENDIX C
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
SHAREHOLDERS’ RESOLUTIONS
Continuance Resolution
“BE IT RESOLVED, as a special resolution that:

1.
Concordia International Corp. (the “Corporation”) make an application to the Director (the “CBCA Director”) appointed under the Canada Business Corporations Act (the “CBCA”) for a certificate of continuance continuing the Corporation as a corporation to which the CBCA applies and in connection therewith make an application to the Director (the “OBCA Director”) appointed under the Business Corporations Act (Ontario) (the “OBCA”) for authorization to apply for a certificate of continuance under the CBCA and for a certificate of discontinuance under the OBCA;

2.
the articles of continuance of the Corporation shall be in the form attached as Appendix “D” to the management information circular of the Corporation dated May 15, 2018 (the “Information Circular”), with such technical amendments, deletions or alterations as may be considered necessary or advisable by any officer of the Corporation in order to ensure compliance with the provisions of CBCA, as the same may be amended, and the requirements of the CBCA Director thereunder;

3.
subject to the issuance of such certificate of continuance by the CBCA Director and the OBCA Director providing a certificate of discontinuance, and without affecting the validity of the incorporation or existence of the Corporation by and under its articles or of any act done thereunder, the Corporation is authorized to approve and adopt, in substitution for the existing articles of the Corporation, the articles of continuance attached as Appendix “D” to the Information Circular, with any amendments, deletions or alterations made pursuant to paragraph 2;

4.
subject to the issuance of such certificate of continuance by the CBCA Director and the OBCA Director providing a certificate of discontinuance, the Corporation is authorized to approve and adopt the by-laws of the Corporation existing prior to the issuance of such certificates, with such technical amendments, deletions or alterations as may be considered necessary or advisable by any officer of the Corporation in order to ensure compliance and consistency with the provisions of the CBCA and any requirements of the CBCA Director;

5.
the board of directors of the Corporation is authorized, in its sole discretion, to abandon the application for a certificate of continuance continuing the Corporation as a corporation to which the CBCA applies, or determine not to proceed with the continuance, without further approval of the shareholders of the Corporation any time prior to the endorsement by the CBCA Director of a certificate of continuance; and

6.
any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this special resolution and the matters authorized hereby including, without limitation, the execution and filing of articles of continuance and any forms prescribed or contemplated by the CBCA with the CBCA Director and the execution and filing with the OBCA Director of an application to continue in another jurisdiction and evidence of the continuation under CBCA and delivery of such documents or instruments and the taking of any such actions necessary for the OBCA Director to issue a certificate of discontinuance under the OBCA.”

Shareholders’ Arrangement Resolution
“BE IT RESOLVED, as a special resolution that:

1.
the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of the Corporation and Concordia Healthcare (Canada) Limited (“CHCL”) as more particularly described and set forth in the Plan of Arrangement set forth in Appendix H to the Information Circular be and is hereby authorized, approved and adopted;

2.
the arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated May 1, 2018 between the Corporation and CHCL, set forth in Appendix G to the Information Circular, is hereby authorized and approved and the action of the directors of the Corporation in approving the Arrangement Agreement and the Arrangement and the actions of the directors of the Corporation in executing and delivering the Arrangement Agreement and causing the performance by the Corporation of its obligations thereunder, is hereby ratified, authorized and approved;

3.
notwithstanding the passing of this special resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice (Commercial List), the board of directors of the Corporation, without further notice to, or approval of, the securityholders of the Corporation, are hereby authorized and empowered to: (i) amend the Arrangement Agreement, the Support Agreement (as such term is defined in the Information Circular), the Subscription Agreement (as such term is defined in the Information Circular) or the Plan of Arrangement, to the extent permitted by their respective terms; and (ii) subject to the terms of the Arrangement Agreement, the Support Agreement, the Subscription Agreement and the Plan of Arrangement, to determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

4.
in connection with the Arrangement, the issuance of limited voting shares of the Corporation, which: (i) will materially affect control of the Corporation by creating a holding or holdings in excess of 20% of the Corporation’s voting securities; (ii) exceeds 25% of the issued and outstanding equity securities and are to be issued at a price that is less than the market price; and (iii) will be issued at a price per share that is lower than the discount to the market price permitted by the Toronto Stock Exchange, is hereby approved;

5.
any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

6.
notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice, but subject to the Subscription Agreement, the Support Agreement and the Plan of Arrangement to revoke this special resolution.”

Shareholders’ TSX MIP Resolution
“BE IT RESOLVED, as an ordinary resolution that:

1.	the management equity incentive plan (the “Management Incentive Plan”) of the Corporation, as described in the Information Circular, be and the same is hereby approved and adopted;

2.
the maximum number of limited voting shares which may be reserved and set aside for issue under the Management Incentive Plan shall not exceed 7.5% of the limited voting shares outstanding upon implementation of the recapitalization transaction described in the Information Circular;

3.	the board of directors of the Corporation be authorized to revoke this resolution before it is acted upon without requiring further approval of the shareholders of the Corporation in that regard; and

4.
any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to perform all such acts and deeds and things and execute, under the corporate seal of the Corporation or otherwise, deliver and file all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

Registered Office Resolution
“BE IT RESOLVED, as a special resolution that:

1.
the articles of the Corporation be and they are hereby amended to change the place in which the registered office of the Corporation is situated from 277 Lakeshore Rd. East, Suite 302, Oakville, ON L6J 1H9 to 5770 Hurontario Street, Suite 310, Mississauga, Ontario L5R 3G5;

2.
any one director or officer be and is hereby authorized to send to the Director appointed under the OBCA articles of amendment of the Corporation in the prescribed form, and any one or more directors are hereby authorized to prepare, execute and file articles of amendment in the prescribed form in order to give effect to this special resolution, and to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution; and

3.	notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice, to revoke this special resolution.”

D
APPENDIX D
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
ARTICLES OF CONTINUANCE

D-1

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Canada Business Corporations Act **(CBCA)**

FORM 11
ARTICLES OF CONTINUANCE
(Section 187)

1 - Corporate name

Concordia International Corp.

2 - The province or territory in Canada where the registered office is situated (do not indicate the full address)

Ontario

3 - The classes and any maximum number of shares that the corporation is authorized to issue

The Corporation is authorized to issue an unlimited number of shares of one class designated as common shares.

4 - Restrictions, if any, on share transfers

None.

5 - Minimum and maximum number of directors (for a fixed number of directors, indicate the same number in both boxes)

Minimum number 3 **Maximum number** 11

6 - Restrictions, if any, on the business the corporation may carry on

There are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.

7 a) - If change of name effected, previous name

n/a

7 b) - Details of incorporation

Formed in Ontario by Articles of Amalgamation dated January 1, 2016.

8 - Other provisions, if any

None

9 - Declaration

I hereby certify that I am a director or an authorized officer of the corporation continuing into the CBCA.

Print name	Signature

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

ISED-ISDE 3247E (2016/11) Page 1 of 2

Canada

E

APPENDIX E
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
COMPARISON OF SHAREHOLDER RIGHTS
CBCA
While it is not practical to summarize all aspects of the rights of shareholders as governed by the OBCA or the CBCA in this Information Circular, certain differences which the Corporation considers could affect the rights of Shareholders, are set forth below. The Corporation is of the view that the CBCA will provide Shareholders with substantively the same rights as are available to Shareholders under the OBCA, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions. This summary is not an exhaustive review of the two statutes, and reference should be made to the full text of both statutes for particulars of the differences. Shareholders should consult their professional advisors with respect to the detailed provisions of the CBCA and their rights under it.
Shareholder Proposals
Both the OBCA and the CBCA provide for shareholder proposals. Under the OBCA, any registered or beneficial owner of shares entitled to be voted at a meeting may submit shareholder proposals relating to matters that the shareholder wishes to raise at a shareholders’ meeting. To submit a proposal under the CBCA, however, the registered or beneficial owner of shares must either: (i) have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of a least $2,000, or (ii) have the support of persons who have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.
Fundamental Change
Compared to the CBCA, the OBCA contains a slightly narrower range of “fundamental changes” which require the approval of at least two-thirds (66⅔%) of all shareholder votes cast. The CBCA also provides that each share of an amalgamating corporation carries the right to vote in respect of an amalgamation whether or not it otherwise carries the right to vote. Under the OBCA, the holders of a class or series of shares of an amalgamating corporation not otherwise entitled to vote are only entitled to vote on an amalgamation if they are affected in any of the manners listed in section 170 of the OBCA. Under both the OBCA and the CBCA, dissent and appraisal rights follow the right to vote on an amalgamation.
Director Residency Requirements
Under both the OBCA and the CBCA, subject to certain exceptions, at least 25% of a corporation’s directors must be resident Canadians, which in the case of the CBCA must also be met at each valid meeting of the directors. The OBCA does not require that a minimum of 25% of the directors at each meeting of the directors be resident Canadians. As well, under both statutes, where a corporation has less than four directors, at least one director shall be a resident Canadian.
Independent Directors
Under the OBCA, at least one third of the members of the board of directors of an offering corporation cannot be officers or employees of the corporation or its affiliates. Under the CBCA, the requirement is that at least two of the directors of the corporation not be officers or employees of the corporation or its affiliates.
Quorum of Directors’ Meetings
Both the CBCA and OBCA state that quorum of directors’ meetings consists of a majority of directors or the minimum number of directors required by the articles.

Place of Directors’ Meetings
The OBCA provides that, unless a corporation’s by-laws provide otherwise, its directors may meet at any place. Under the CBCA, the directors may meet at any place within or outside of Canada stipulated in the by-laws, unless the articles or by-laws stipulate otherwise.
Registered Office
The OBCA requires that a corporation’s head office be located in Ontario at the location specified in the articles of incorporation and that it may be relocated to a different municipality or geographic township only by special resolution. The CBCA provides that a corporation’s registered head office may be located in any province in Canada and may be changed within such province without approval of the shareholders or amendment to the articles.
Corporate Records
The OBCA and related Ontario statutes require records to be kept in Ontario. The CBCA permits corporate and accounting records to be kept outside of Canada, although there are still requirements to keep records and books of account within Canada under the Tax Act and other statutes administered by the Minister of National Revenue. The CBCA does requires companies to provide access to their records kept outside Canada at a location in Canada, by computer terminal or other technology.
Access to Information
Shareholders under the CBCA have a right of access to the minutes of meetings at which directors make mandatory disclosure of material interests in transactions and contracts that involve the corporation. There is no similar provision in the OBCA.
Notice of Shareholders’ Meetings
Under the OBCA, a public corporation must give notice of a meeting of shareholders not less than 21 days and not more than 50 days before the meeting. Under the CBCA, such notice must be provided not less than 21 days and not more than 60 days before the meeting.
Place of Shareholders’ Meetings
Under the OBCA, subject to the corporation’s articles of incorporation and any unanimous shareholder agreement, a shareholders’ meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine. Under the CBCA, a shareholders’ meeting may be held at any place in Canada, or at a place outside Canada if such place is specified in the articles of the corporation or if all the shareholders entitled to vote at the meeting agree to a meeting at such place outside Canada.
Notice of a Derivative Action
Under the OBCA, a complainant is not required to give notice to the directors of a corporation of the complainant’s intention to make an application to the court to bring a derivative action if all of the directors of a corporation or its subsidiaries are defendants in the action. Under the CBCA, a condition precedent to a complainant bringing a derivative action is that the complainant has given at least 14 days’ notice to the directors of a corporation or the corporation’s subsidiaries of the complainant’s intention to make an application to the court to bring such a derivative action.
Oppression Remedy
The OBCA allows a court to grant relief where an act or omission effects or threatens to effect a result that is oppressive or unfairly disregards the interests of a shareholder. The CBCA allows a court to grant relief where an act or omission effects a result that is oppressive, unfairly prejudicial or unfairly disregards the interests of a shareholder (that is, it must be more than merely threatened).

Short-Selling
The OBCA contains no prohibition against short selling. Under the CBCA, insiders of a distributing corporation are prohibited from short selling any securities of a corporation if the insider selling the security does not own or has not fully paid for the security to be sold.

F
APPENDIX F
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
SECTION 185 OF THE OBCA
Rights of dissenting shareholders
185 (1)     Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or
Note: On a day to be named by proclamation of the Lieutenant Governor, subsection 185 (1) of the Act is amended by striking out “or” at the end of clause (d) and by adding the following clauses: (See: 2017, c. 20, Sched. 6, s. 24)

(d.1)	be continued under the Co-operative Corporations Act under section 181.1;

(d.2)	be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent.
Idem
(2)     If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6).
One class of shares
(2.1)     The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception
(3)     A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.
Shareholder’s right to be paid fair value
(4)     In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.
No partial dissent
(5)     A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection
(6)     A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.
Idem
(7)     The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).
Notice of adoption of resolution
(8)     The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.
Idem
(9)     A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.
Demand for payment of fair value
(10)     A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.
Certificates to be sent in
(11)     Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
Idem
(12)     A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.
Endorsement on certificate
(13)     A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.
Rights of dissenting shareholder
(14)     On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)
the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).
Same
(14.1)     A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Same
(14.2)     A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).
Offer to pay
(15)     A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)
a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
Idem
(16)     Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.
Idem
(17)     Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
Application to court to fix fair value
(18)     Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.
Idem
(19)     If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.
Idem
(20)     A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).
Costs
(21)     If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders
(22)     Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.
Parties joined
(23)     All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.
Idem
(24)     Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.
Appraisers
(25)     The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
Final order
(26)     The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).
Interest
(27)     The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
Where corporation unable to pay
(28)     Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem
(29)     Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem
(30)     A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.
Court order
(31)     Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).
Commission may appear
(32)     The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

G
APPENDIX G
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
ARRANGEMENT AGREEMENT

G-1

Executed Version

ARRANGEMENT AGREEMENT
THIS ARRANGEMENT AGREEMENT is made as of the 1st day of May, 2018 (the “Agreement”).
AMONG:
CONCORDIA INTERNATIONAL CORP., a corporation incorporated under the laws of the province of Ontario
(“Concordia”)
– and –
CONCORDIA HEALTHCARE (CANADA) LIMITED, a corporation incorporated under the laws of Canada
(“CHCL”)
RECITALS:
A.    Concordia and CHCL intend to apply to the Ontario Superior Court of Justice (Commercial List) (the “Court”) for an order approving the arrangement (the “Arrangement”), pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”), as set forth in the plan of arrangement (as may be amended, modified and/or supplemented in accordance with its terms, the “Plan of Arrangement”) a copy of which is attached hereto as Schedule “A”; and
B.    Concordia and CHCL (collectively, the “Parties”) wish to enter into this Agreement to formalize certain matters relating to the foregoing and other matters relating to the Plan of Arrangement;
NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as follows:
Article 1
INTERPRETATION

1.01	Definitions
All capitalized terms not defined in this Agreement shall have the meaning ascribed to them in the Plan of Arrangement.

1.02	Interpretation Not Affected by Headings
The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03	Article References
Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.04	Incorporation of Schedules
The following schedules are incorporated into and form an integral part of this Agreement:
Schedule A    –    Plan of Arrangement

1.05	Extended Meanings
Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.06	Date for any Action
In the event that any date on which any action required to be taken hereunder by any of the Parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.07	Entire Agreement
This Agreement, together with the schedules attached hereto, constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.08	Governing Law
This Agreement will be governed by, interpreted and enforced in accordance with the laws of the province of Ontario and the federal laws of Canada.
Article 2
THE ARRANGEMENT

2.01	Arrangement
As soon as reasonably practicable or in accordance with the timing contemplated under the Support Agreement, Concordia and CHCL shall apply to the Court pursuant to Section 192 of the CBCA for an order approving the Arrangement and in connection with such application shall:

(a)	forthwith proceed with and diligently prosecute an application for the Final Order; and

(b)
subject to obtaining the approvals contemplated in the Plan of Arrangement and such other conditions precedent to the implementation of the Arrangement (as set out herein, in the Plan of Arrangement, the Support Agreement and the Subscription Agreement), take steps necessary to submit the Arrangement to the Court and apply for the Final Order.

Subject to the fulfillment or waiver of the conditions set forth herein (including, for certainty, the Plan of Arrangement) and in the Support Agreement and Subscription Agreement, the Parties shall deliver to the CBCA Director, immediately following fulfillment or waiver, as applicable, of such conditions, articles of arrangement and such other documents as may be required to give effect to the Arrangement.
Article 3
COVENANTS

3.01	General Covenants
Each Party covenants with the other Party that it will, subject to the terms and conditions of the Support Agreement and Subscription Agreement:

(a)
make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of the Plan of Arrangement and to give effect to the transactions contemplated therein, both prior to and following the Effective Date;

(b)	use all reasonable efforts to cause each of the conditions precedent set forth in Section 5.01 hereof which are within its control to be satisfied on or before the Effective Date; and

(c)	not take any action that would be knowingly contrary with the transactions contemplated by this Agreement and the Plan of Arrangement.

3.02	Additional Covenants of the Parties
Each Party further covenants and agrees that it will, as applicable and subject to the terms and conditions of the Support Agreement and Subscription Agreement:
(a)    submit the Arrangement to the Court and apply for the Final Order;
(b)    perform the obligations and take the actions required to be performed by it under this Agreement, the Plan of Arrangement, the Support Agreement and the Subscription Agreement, and do all such other acts and things as may be necessary, or within the reasonable discretion of such Party desirable, and within its power and control in order to carry out and give effect to the transactions contemplated by this Agreement, the Plan of Arrangement, the Support

Agreement and the Subscription Agreement, including (without limitation) using all reasonable efforts to:

(i)	effect the issuances, deliveries and payments set forth in Sections 4.1 to 4.4 of the Plan of Arrangement;

(ii)	carry out the Effective Date transactions set forth in Section 5.3 of the Plan of Arrangement;

(iii)	obtain the approvals provided for in the Interim Order;

(iv)	obtain the Final Order; and

(v)	obtain such other material consents, approvals and/or waivers as are necessary for the implementation of the Arrangement;

(c)
upon issuance of the Final Order and subject to the conditions precedent in Article 5 hereof and Section 8.1 of the Plan of Arrangement, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the CBCA Director in accordance with the CBCA; and

(d)	file such materials, together with other disclosure materials required to be filed in accordance with applicable corporate and securities laws, in a timely and expeditious manner.
Article 4
REPRESENTATIONS AND WARRANTIES

4.01	Representations and Warranties of the Parties
Each Party represents and warrants to the other Party as follows, and acknowledges that the other Party is relying upon such representations and warranties:
(a)    such Party is an entity duly formed and validly existing under the laws of the jurisdiction where it was formed and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b)
the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby do not and will not, to the best of the knowledge of the officers and employees of such Party who have been involved in the discussions concerning the Plan of Arrangement:

(i)	result in any violation of the provisions of the articles or by-laws or similar organizational documents of such Party; and

(ii)
violate or conflict with any judgment, order, statute, law, ordinance, rule or regulation applicable to such Party or any of its properties or assets, except, in the case for violations or conflicts that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on such Party’s ability to execute and deliver this Agreement and to consummate the transactions contemplated hereby; and

(c)
the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors or applicable governance committee of such Party and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms.

Article 5
CONDITIONS PRECEDENT

5.01	Mutual Conditions Precedent
The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which (that are in favour of the Parties) may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)	the conditions precedent set out in in the Support Agreement shall have been fulfilled, satisfied or waived pursuant to the terms of the Support Agreement;

(b)	the conditions precedent set out in the Subscription Agreement shall have been fulfilled, satisfied or waived pursuant to the terms of the Subscription Agreement;

(c)	the conditions precedent set out in Article 8.1 of the Plan of Arrangement shall have been fulfilled, satisfied or waived pursuant to the terms of the Plan of Arrangement; and

(d)	the Parties shall have taken all necessary corporate actions and proceedings in connection with, and in order to give effect to, the Plan of Arrangement.
Article 6
NOTICES

6.01	Notices
Any notices or communication to be made or given hereunder shall be in writing (including by e-mail) and be made or given by the person making or giving it or by any agent of such person authorized for that purpose by personal delivery, by prepaid courier delivery or by e-mail addressed to the respective Parties as follows:
If to Concordia or CHCL:
Concordia International Corp.
277 Lakeshore Rd E., Suite 302
Oakville, ON
L6J 1H9

Attention:	Francesco Tallarico, Chief Legal Officer & Secretary
Email:    Francesco.Tallarico@concordiarx.com
with a copy to:
Goodmans LLP
333 Bay Street, Suite 3400
Toronto, ON
M5H 2S7

Attention:	Robert J. Chadwick, Brendan O’Neill and Caroline Descours

Email:	rchadwick@goodmans.ca boneill@goodmans.ca cdescours@goodmans.ca or to such other address as any Party may from time to time notify the others in accordance with this Section 6.01. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by e-mail and any notice or other communication given or made by prepaid mail within the five Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. All such notices and communications so given or made shall be deemed to have been received, in the case of notice by e-mail or by personal delivery prior to 5:00 p.m. (local time) on a Business Day, when received or if received after 5:00 p.m. (local time) on a Business Day or at any time on a non-Business Day, on the next following Business Day and, in the case of notice mailed as aforesaid, on the fifth Business Day following the date on which such notice or other communication is mailed.
Article 7
AMENDMENT

7.01	Amendments
This Agreement may, at any time and from time to time, but not later than the Effective Date, be amended in any respect whatsoever by written agreement of the Parties hereto without, subject to applicable law, the Support Agreement and the Subscription Agreement, further notice to or authorization on the part of their respective securityholders.

7.02	Termination
This Agreement shall be terminated if an agreement to terminate it is executed and delivered by all Parties, subject to the Support Agreement and the Subscription Agreement.
Article 8
GENERAL

8.01	Binding Effect
This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

8.02	No Assignment
No Party may assign its rights or obligations under this Agreement without the consent of the other Party.

8.03	Equitable Remedies
All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the Court.

8.04	Severability
If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

8.05	Time of Essence
Time shall be of the essence in respect of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

CONCORDIA INTERNATIONAL CORP.

Per: ______________________________
Name:
Title:

CONCORDIA HEALTHCARE (CANADA) LIMITED

Per: ______________________________
Name:
Title:

Signature Page to Arrangement Agreement

APPENDIX
PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE
CANADA BUSINESS CORPORATIONS ACT
[See Appendix H to Information Circular]

G-2

H
APPENDIX H
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

H-1

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION 1
1.1 Definitions 1
1.2 Certain Rules of Interpretation 21
1.3 Governing Law 22
1.4 Currency 22
1.5 Date for Any Action 22
1.6 Time 22

ARTICLE 2 PRIVATE PLACEMENT 22
2.1 Issuance of Private Placement Shares 22

ARTICLE 3 TREATMENT OF AFFECTED PARTIES 23
3.1 Treatment of Secured Debtholders 23
3.2 Treatment of Unsecured Debtholders 27
3.3 Treatment of Existing Equity Holders 28

ARTICLE 4 ISSUANCES, DISTRIBUTIONS AND PAYMENTS 29
4.1 Delivery of New Senior Secured Debt 29
4.2 Delivery of New Limited Voting Shares, Class A Special Shares and Class B Special Shares 30
4.3 Delivery of Payments to Secured Debtholders 31
4.4 Delivery of Private Placement Commitment Consideration 32
4.5 No Liability in respect of Deliveries 33
4.6 Surrender and Cancellation of Notes 33
4.7 Application of Plan Distributions 34
4.8 Withholding Rights 34

ARTICLE 5 IMPLEMENTATION 34
5.1 Corporate Authorizations 34
5.2 Fractional Interests 34
5.3 Effective Date Transactions 35

ARTICLE 6 RELEASE OF FUNDS FROM ESCROW 40
6.1 Release of Funds from Escrow 40

ARTICLE 7 RELEASES 40
7.1 Release of Released Parties 40
7.2 Additional Released Parties 41
7.3 Injunctions 41
7.4 Existing Equity Class Action Claims 41

ARTICLE 8 CONDITIONS PRECEDENT AND IMPLEMENTATION 42
8.1 Conditions to Plan Implementation 42
8.2 Waiver of Conditions 42

(i)

8.3 Effectiveness.....42

ARTICLE 9 GENERAL.....43
9.1 Deemed Consents, Waivers and Agreements.....43
9.2 Waiver of Defaults.....43
9.3 Compliance with Deadlines and Elections.....44
9.4 Paramountcy.....44
9.5 Deeming Provisions.....44
9.6 Modification of Plan.....44
9.7 Notices.....45
9.8 Different Capacities.....47
9.9 Consent of Majority Initial Consenting Debtholders and Majority Private Placement Parties.....47
9.10 Further Assurances.....48

(ii)

I
APPENDIX I
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
NEW SENIOR SECURED NOTES

I-1

NEW SENIOR SECURED NOTES
SUMMARY OF TERMS AND CONDITIONS
Set forth below is a summary of the principal terms and conditions for the New Senior Secured Notes. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Recapitalization Transaction—Summary of Principal Terms and Conditions attached to the Support Agreement.

PARTIES
Issuer:	The Borrower under the New Senior Secured Term Facility (the “Issuer”).
Guarantors:	The Guarantors under the New Senior Secured Term Facility.
Trustee and Collateral Agent:	[_________] will act as trustee and collateral agent (in such capacities, the “Trustee”).
New Senior Secured Notes Holders:
Secured Debtholders which receive New Senior Secured Notes (as defined below) in connection with the Recapitalization Transaction and, subject to applicable securities laws, transferees thereof (collectively, the “New Senior Secured Notes Holders”).

TYPE AND AMOUNT OF NEW SENIOR SECURED NOTES
Type and Amount:
A new issue of senior secured notes in an aggregate principal amount of $300 million (the “New Senior Secured Notes”), which shall be issued or distributed in connection with the Recapitalization Transaction in a single series of notes on the Effective Date and denominated in USD.

Interest Rate:	8.00%.
Interest Payment Dates:	Semi-annually.
Maturity:	The sixth anniversary of the Effective Date.
Ranking:
The New Senior Secured Notes and related guarantees will rank pari passu in right of payment with all of the Issuer’s and the Guarantors’ existing and future senior indebtedness (including the New Senior Secured Term Loans and indebtedness under the Revolving Facility); provided, that the Revolving Facility may provide for “super-priority” status under customary terms, including a “first-out” basis in the Collateral waterfall provision.

Collateral:
The New Senior Secured Notes and related guarantees will be secured by the same collateral securing the New Senior Secured Term Loans on a pari passu basis with the New Senior Secured Term Loans. See “Collateral” of Schedule D-1 (“New Senior

Secured Term Facility—Summary of Terms and Conditions”) for a description of the collateral that will secure the New Senior Secured Notes and the terms related thereto, which terms are incorporated by reference herein, mutatis mutandis.

Intercreditor Arrangements:
The lien priority, relative rights and other creditors’ rights matters in respect of the New Senior Secured Term Facility, the New Senior Secured Notes and the Revolving Facility will be set forth in the Intercreditor Agreement, which shall be reasonably satisfactory to the Issuer, the Trustee and the New Senior Secured Notes Holders holding the Applicable Voting Percentage (as defined below) (the “Required Consenting Holders”). For the avoidance of doubt, the Intercreditor Agreement will, among other things, (a) allow additional first lien indebtedness permitted to be incurred pursuant to any New Senior Secured Incremental Term Facility and/or any New Senior Secured Incremental Equivalent Debt and/or otherwise in accordance with the terms of the Term Loan Definitive Documentation and the New Senior Secured Notes Definitive Documentation (as defined below) and (b) allow permitted refinancing indebtedness in respect of any of the foregoing (including, in the case of the New Senior Secured Term Facility, in the form of Refinancing Facilities).
In addition and subject to the Intercreditor Agreement, the New Senior Secured Notes Definitive Documentation will authorize and require the Trustee to enter into any Acceptable Intercreditor Arrangement which allows (at the Issuer’s option) additional debt that is permitted to be incurred and secured under the New Senior Secured Notes Definitive Documentation to be secured by a lien on the Collateral that is pari passu with or junior to the lien on the Collateral securing the New Senior Secured Notes so long as the Administrative Agent enters into such Acceptable Intercreditor Arrangement and the holders of the New Senior Secured Notes are not adversely treated thereunder as compared to the New Senior Secured Term Lenders.

REDEMPTIONS; OFFERS TO REPURCHASE
Optional Redemptions:
Except as set forth below, the New Senior Secured Notes will be non-callable until the second anniversary of the Effective Date. The Issuer (at its option) may redeem all or any portion of the New Senior Secured Notes at par plus accrued interest plus a premium equal to (i) 2% of the aggregate principal amount of such New Senior Secured Notes to be redeemed on or after the second anniversary of the Effective Date and (ii) 1% of the aggregate principal amount of such New Senior Secured Notes to be redeemed on or after the third anniversary of the Effective Date. The Issuer (at its option) may redeem all or any portion of the New

Senior Secured Notes at par plus accrued interest (without any premium) on or after the fourth anniversary of the Effective Date.
Prior to the second anniversary of the Effective Date, the Issuer (at its option) may redeem up to 40% of the New Senior Secured Notes with the proceeds from certain equity offerings at a redemption price equal to par plus accrued interest plus a premium equal to 8.00% of the aggregate principal amount of such New Senior Secured Notes to be redeemed.
Prior to the second anniversary of the Effective Date, the Issuer (at its option) may redeem the New Senior Secured Notes, in whole or in part at any time and from time to time, at a make-whole price based on U.S. Treasury notes with a maturity closest to the first anniversary of the Effective Date plus 50 basis points, plus accrued interest to the redemption date.
The New Senior Secured Notes Indenture will provide that any redemption and notice of redemption (other than in connection with a defeasance or satisfaction and discharge of the New Senior Secured Notes Indenture) may, at the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent (including the consummation of a debt financing, an equity offering or other corporate transaction). If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition and, if applicable, shall state that, at the Issuer’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed. In addition, the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another person designated by the Issuer in such notice; provided, that any such payment or performance occurs in accordance with the New Senior Secured Notes Indenture and no such designation shall relieve the Issuer from making such payment or performing such obligations if such other person so designated shall fail to do the same in accordance with the New Senior Secured Notes Indenture.

Mandatory Redemptions:	None.
Tax Redemption:	Substantially the same as the Existing Indenture (as defined below).
Offers to Purchase:	The Issuer shall be required to make an offer to repurchase the New Senior Secured Notes at par plus accrued interest with (i)

100% of the net cash proceeds in excess of $25 million in any fiscal year of any non-ordinary course sale or other disposition of assets (other than the North American Assets or a Material Disposition) consummated by the Issuer or any Restricted Subsidiary or as a result of casualty or condemnation (subject to the right of the Issuer to apply such proceeds to a Permitted Reinvestment within 12 months following receipt (or if the Issuer or its Restricted Subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period), in each case, with carve-outs and exceptions consistent with the New Senior Secured Notes Documentation Considerations and (ii) 100% of the net cash proceeds from (x) any non-ordinary course sale or other disposition of the North American Assets or (y) a Material Disposition consummated by the Issuer or any Restricted Subsidiary (subject, in the case of clauses (x) and (y), to the right of the Issuer to reinvest up to 50% of such proceeds as a Permitted Reinvestment within 12 months following receipt (or if the Issuer or its Restricted Subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period)), in each case, with carve-outs and exceptions consistent with the New Senior Secured Notes Documentation Considerations; provided, that an offer to purchase pursuant to this clause (ii) shall only be required to be made in the event net cash proceeds exceed $5 million (in which event, 100% of such net cash proceeds shall be required to be applied); provided further, that, to the extent required by the documentation governing such other indebtedness, the Issuer may apply the net cash proceeds thereof ratably (based on the outstanding principal amounts thereof) to such offer to repurchase the New Senior Secured Notes and the prepayment of the New Senior Secured Term Loans and any other indebtedness that is secured on a pari passu basis with the New Senior Secured Notes and the New Senior Secured Term Loans.
If the Issuer determines in good faith that any such offer to repurchase the New Senior Secured Notes (i) in the case of any such offer to repurchase attributable to any subsidiary, would violate or conflict with any local law (e.g., financial assistance, corporate benefit, thin capitalization, capital maintenance and similar legal principles, restrictions on upstreaming of cash intra group and the fiduciary and statutory duties of the directors of the relevant Restricted Subsidiaries), (ii) would require the Issuer or any Restricted Subsidiary to incur a material and adverse tax liability (including any withholding tax) if such amount were repatriated to the Issuer as a dividend or (iii) in the case of any such offer to repurchase attributable to any joint venture, would violate any organizational document of such joint venture (or any relevant shareholders’ or similar agreement), in each case, if the amount subject to the relevant offer to repurchase were upstreamed or transferred to the Issuer as a distribution or dividend (any amount limited as set forth in clauses (i) through (iii) of this paragraph, a “Restricted Amount”), the amount of the relevant offer to repurchase shall be reduced by the Restricted Amount; provided, that (A) in the case of any Restricted Amount arising under the circumstances described in clause (i) or (ii) above, the Issuer shall use commercially reasonable efforts to take all actions required by applicable law to permit the repatriation of the relevant amounts to the Issuer and (B) if the circumstance giving rise to any Restricted Amount ceases to exist within 365 days following the end of the event giving rise to the relevant offer to repurchase, the relevant Restricted Subsidiary shall promptly repatriate or distribute the amount that no longer constitutes a Restricted Amount to the Issuer for application to such an offer to repurchase the New Senior Secured Notes and the prepayment of the New Senior Secured Term Loans as required above promptly following the date on which the relevant circumstance ceases to exist; it being understood and agreed that following the expiration of the 365-day period referenced above, the relevant Restricted Subsidiary may retain any Restricted Amount, and no such offer to repurchase shall be required in respect thereof; provided, that in no event shall any Restricted Amount be used to increase the Cumulative Credit.
The Issuer shall be required to make an offer to repurchase the New Senior Secured Notes at 101% of the aggregate principal amount thereof plus accrued interest upon the occurrence of a “Change of Control” on terms substantially the same as the Existing Indenture, except that the definition of the term “Change of Control” shall have the meaning set forth for such term in Annex II attached to Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”).

CERTAIN CONDITIONS
DOCUMENTATION
New Senior Secured Notes Definitive Documentation:
The indenture that will govern the New Senior Secured Notes (“New Senior Secured Notes Indenture,” together with all other definitive documentation related to the New Senior Secured Notes, collectively, the “New Senior Secured Notes Definitive Documentation”) shall be substantially the same as that certain Indenture, dated as of October 13, 2016 (the “Existing Indenture”), by and among Concordia International Corp., the guarantors party thereto and U.S. Bank National Association, as trustee and as collateral agent, which Existing Indenture governs the Issuer’s

9.000% First Lien Senior Secured Notes Due 2022 but modified (1) to reflect the express terms and conditions set forth herein and (2) as otherwise agreed by the Issuer and the Required Consenting Holders; it being understood and agreed that the New Senior Secured Notes Definitive Documentation shall:
(a)    contain only those redemptions, affirmative, financial and negative covenants (including affirmative covenants relating to offers to repurchase the New Senior Secured Notes as a result of asset sales) and events of default expressly set forth in this Term Sheet, in each case, applicable to the Issuer and its Restricted Subsidiaries, which shall be subject to standards, qualifications, thresholds, exceptions for materiality and/or otherwise and “baskets,” grace and cure periods, in each case, consistent (where applicable) with the New Senior Secured Notes Documentation Considerations (it being understood that certain baskets, exceptions and thresholds that are subject to a monetary cap shall also include a Builder Component); and
(b)    (i) give due regard to the operational and strategic requirements of the Issuer and its Restricted Subsidiaries in light of their consolidated capital structure, size, industry and practices (including, without limitation, the leverage profile and projected free cash flow generation of the Issuer and its Restricted Subsidiaries), in each case, after giving effect to the Recapitalization Transaction and (ii) be based upon the Existing Indenture and related notes documentation; provided, that the affirmative covenants (including affirmative covenants relating to offers to repurchase the New Senior Secured Notes as a result of asset sales) and negative covenants (other than the Merger Covenant (as defined below)) will be based upon the Existing Credit Agreement (this clause (b), together with the immediately preceding clause (a), collectively, the “New Senior Secured Notes Documentation Considerations”).
Notwithstanding anything to the contrary herein, to the extent that the New Senior Secured Notes Definitive Documentation requires (a) compliance with any financial ratio or test, (b) the absence of any default or event of default (or any type of default or event of default) or (c) compliance with any cap expressed as a percentage of Consolidated Adjusted EBITDA or Consolidated Total Assets, in each case, as a condition to the consummation of any transaction in connection with any acquisition (including the incurrence of any indebtedness) or similar investment that is not subject to any financing condition, the determination of whether the relevant condition is satisfied may be made, at the election of the Issuer, either (i) at the time of the execution of the definitive agreement with respect to the relevant acquisition or (ii) at the time the relevant acquisition is consummated, in either case, after giving effect to the acquisition and any related indebtedness on a pro forma basis.
Affirmative Covenants:
Limited to the items set forth in Section 1 of Annex II attached to Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”), which affirmative covenants are incorporated by reference herein, mutatis mutandis.

Negative Covenants:
Limited to (i) the items set forth in Section 2 of Annex II attached to Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”), which negative covenants are incorporated by reference herein, mutatis mutandis, and (ii) a merger covenant (the “Merger Covenant”) substantially the same as the one set forth in Section 5.01 of the Existing Indenture; provided, that (a) the New Senior Secured Notes Definitive Documentation shall provide that a change of the Issuer or any successor thereof (or the jurisdiction of the Issuer or any such successor) shall be permitted on a basis to be agreed, which basis shall take into consideration, inter alia, the jurisdiction of the Issuer or any such successor and applicable tax considerations which arise therefrom and (b) Section 5.01(a)(3) of the Existing Indenture shall be replaced with the following: “(3) immediately after giving effect to any such transaction or series of transactions on a Pro Forma Basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Total Net Leverage Ratio of the Company (or the Surviving Entity, if the Company is not continuing) would (x) not exceed 6.50:1.00 or (y) be equal to or less than such ratio for the Company immediately prior to such transaction or series of transactions;”.

Events of Default:	Substantially the same as the Existing Indenture.
Defeasance and Discharge Provisions:	Substantially the same as the Existing Indenture.
Modifications and
Substantially the same as the Existing Indenture; provided, that New Senior Secured Notes Indenture will provide that, notwithstanding anything to the contrary set forth in Section 316(a) of the Trust Indenture Act of 1939 (the provisions of which shall be excluded by the New Senior Secured Notes Indenture), (i) in determining whether the New Senior Secured Notes Holders of the required principal amount of New Senior Secured Notes have concurred in any request, demand, authorization, notice, direction, amendment, supplement, waiver or consent, New Senior Secured

Consents:
Notes owned of record or beneficially by the Issuer or any affiliate thereof (other than any Plan Sponsor) shall be considered as though they are not outstanding and (ii) in determining whether the Trustee shall be protected in relying on any such request, demand, authorization, notice, direction, amendment, supplement, waiver or consent, only New Senior Secured Notes owned by the Issuer or any such affiliate which the Trustee knows are so owned shall be considered as though they are not outstanding.
“Applicable Voting Percentage” means at any time (x) if at such time the New Senior Secured Notes held in the aggregate by the Plan Sponsors constitute more than 27.5% of the aggregate principal amount of the New Senior Secured Notes outstanding at such time, 66.66%, and (y) at any other time (so long as the Plan Sponsors have notified the Trustee that the holdings of the Plan Sponsors in the aggregate constitute less than 27.5% of the aggregate principal amount of the New Senior Secured Notes outstanding at such time), 50.1%; provided, that the consent of the New Senior Secured Notes Holders holding at least 85.0% of the aggregate principal amount of the New Senior Secured Notes outstanding shall be required with respect to (i) any increase in the maximum principal amount of the Revolving Facility from that permitted under the New Senior Secured Notes Definitive Documentation in effect on the Effective Date, (ii) the subordination of the liens on Collateral securing the New Senior Secured Notes to liens securing any other indebtedness or any increase in the amount of indebtedness that is permitted to rank senior to the liens of the New Senior Secured Notes Holders or (iii) release of all or substantially all of the Collateral from the liens of the New Senior Secured Notes Holders (provided that such percentage shall be reduced to 66.66% at any time the Applicable Voting Percentage is 50.1%). Each Plan Sponsor shall be required to promptly provide to the Trustee notice of the aggregate principal amount of the New Senior Secured Notes held by such Plan Sponsor and its affiliates upon any change in the amount of such holdings and, if such notice results in a change in the Applicable Voting Percentage, the Trustee shall notify the Issuer of any such change in the Applicable Voting Percentage. The Trustee shall be entitled to rely on all such notices absent manifest error.

Governing Law and Forum:
New York; provided, that, any New Senior Secured Notes Definitive Documentation that governs any security interest in and/or lien on any Collateral will be governed by the laws of the jurisdiction in which such security interest and/or lien is intended to be created and/or perfected (subject to the terms hereof).

J
APPENDIX J
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
NEW SENIOR SECURED TERM LOANS

J-1

NEW SENIOR SECURED TERM FACILITY
SUMMARY OF TERMS AND CONDITIONS
Set forth below is a summary of the principal terms and conditions for the New Senior Secured Term Facility. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Term Sheet for the Recapitalization Transaction (the “Recapitalization Transaction Term Sheet”) attached to the Support Agreement.

PARTIES
Borrower:	Concordia International Corp. (in such capacity, the “Borrower”).
Guarantors:
Same as the Existing Credit Agreement (as defined below), with all obligations of the Borrower under the New Senior Secured Term Facility and, at the Borrower’s option, under any currency, interest rate protection or other hedging agreement (other than Excluded Swap Obligations (as defined below)) (a “Secured Hedging Agreement”) and any cash management arrangement (a “Secured Cash Management Arrangement”), in each case entered into with a New Senior Secured Term Lender (as defined below) and/or the Administrative Agent (as defined below) or any person that is an affiliate of a New Senior Secured Term Lender and/or the Administrative Agent at the time the relevant transaction is entered into (collectively, the “Borrower Obligations”) will be unconditionally guaranteed on a senior basis (a “Guaranty”) by each of the Borrower’s wholly-owned Restricted Subsidiaries other than (a) Unrestricted Subsidiaries (as defined below), (b) immaterial subsidiaries subject to thresholds to be consistent with the Existing Credit Agreement (“Immaterial Subsidiaries”), (c) any not-for-profit subsidiary, captive insurance subsidiary and/or special purpose entity used for permitted securitization facilities, if any, (d) any subsidiary to the extent that the burden or cost of providing such Guaranty outweighs the benefit afforded thereby as reasonably determined by the Administrative Agent and the Borrower, (e) any subsidiary acquired by the Borrower that, at the time of the relevant acquisition, is an obligor in respect of assumed indebtedness permitted by the Term Loan Definitive Documentation to the extent (and for so long as) the documentation governing the applicable assumed indebtedness prohibits such subsidiary from providing a Guaranty; provided that the relevant restriction was not entered into in contemplation of the relevant acquisition, (f) any Subsidiary the provision of a Guaranty by which would result in material adverse tax consequences as determined by the Borrower in consultation with the Administrative Agent and/or (g) any subsidiary that is prohibited by applicable law, rule, regulation or contract from providing a Guaranty or which would require governmental (including regulatory) consent, approval, license or authorization to provide a Guaranty (unless such consent, approval, license or authorization has been received) (collectively, the “Guarantors”; the Borrowers and the Guarantors, collectively, the “Loan Parties”).

For purposes of the Term Loan Definitive Documentation, (a) “Restricted Subsidiary” means any existing or future direct or indirect subsidiary of the Borrower other than any Unrestricted Subsidiary (as defined below), and (b) “Excluded Swap Obligation” means any obligation under any Secured Hedging Agreement if and to the extent that all or a portion of the Guaranty of the relevant Guarantor, or the grant by the relevant Guarantor of a security interest to secure such obligation is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the relevant Guarantor’s failure to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the relevant Guaranty or security interest becomes effective.

Notwithstanding the foregoing, any Restricted Subsidiary of the Borrower that is not otherwise required to provide a Guaranty and domiciled in an Acceptable Guarantor Jurisdiction (as defined below) (or any other jurisdiction as agreed by the Administrative Agent and the Required Lenders) may elect to provide a Guaranty and become a Guarantor and a Loan Party for all purposes under the Term Loan Definitive Documentation (any such Restricted Subsidiary, a “Discretionary Guarantor”), subject to the provision of any information reasonably requested by the Administrative Agent for purposes of its ongoing compliance obligations under applicable “know your customer” rules and regulations, including the PATRIOT Act, and the execution and delivery of all applicable Term Loan Definitive Documentation.

Administrative Agent and Collateral Agent:	[●] will act as the sole and exclusive administrative agent and collateral agent for the New Senior Secured Term Lenders (as defined below) (in such capacities, the “Administrative Agent”).
New Senior Secured Term Loan Lenders:
Secured Debtholders which receive New Senior Secured Term Loans in connection with the Recapitalization Transaction (collectively, and together with any person that becomes a lender by assignment as set forth under the heading “Assignments and Participations” below, the “New Senior Secured Term Lenders”).

TYPE AND AMOUNT OF NEW SENIOR SECURED TERM FACILITY
New Senior Secured Term Facility:
Type and Amount:
A New Senior Secured Term facility (the “New Senior Secured Term Facility”) in an aggregate principal amount to be determined based on mechanisms in the Recapitalization Transaction Term Sheet, including adjustments outlined therein (the loans thereunder, the “New Senior Secured Term Loans”), which shall be issued or distributed in connection with the Recapitalization Transaction on the Closing Date.

Repayments and prepayments of the New Senior Secured Term Loans may not be re-borrowed.
Maturity:	The New Senior Secured Term Loans will mature on the date which is 6 years following the Closing Date (the “New Senior Secured Term Loan Maturity Date”)
Amortization:
Commencing on the last day of the first full fiscal quarter ending after the Closing Date, the New Senior Secured Term Loans will be repayable in equal quarterly installments of 2.00% per annum of the original principal amount of the New Senior Secured Term Loans.

New Senior Secured Incremental Term Facility:
The Borrower will have the right, from time to time, on one or more occasions, to add one or more incremental term facilities and/or increase the New Senior Secured Term Facility (each, a “New Senior Secured Incremental Term Facility”) on terms and conditions agreed by the Borrower and the relevant New Senior Secured Incremental Term Facility lenders in an aggregate outstanding principal amount not to exceed an unlimited amount so long as, after giving effect to the relevant New Senior Secured Incremental Term Facility, (1) if such New Senior Secured Incremental Term Facility is secured by a lien on the Collateral that is pari passu with the lien on the Collateral securing the New Senior Secured Term Facility, the Secured Net Leverage Ratio (as defined below) does not exceed 5.00:1.00 or (2) if such New Senior Secured Incremental Term Facility is secured by a lien that is junior to the lien on the Collateral securing New Senior Secured Term Facility, is secured by a lien on assets other than the Collateral or is unsecured, the Total Net Leverage Ratio (as defined below) does not exceed 6.50:1.00, in each case, calculated on a pro forma basis, including the application of the proceeds thereof (without “netting” the cash proceeds of the applicable New Senior Secured Incremental Term Facility to the Borrower); provided, that, at the time of the addition thereof:

(i)    No default or event of default exists or shall exist after giving effect to such New Senior Secured Incremental Term Facility; provided that if the primary purpose of proceeds of such loans incurred under the New Senior Secured Incremental Term Facility is to finance a Limited Condition Transaction

(as defined below) then the foregoing shall be limited to no default or event of default on the date of signing the definitive documentation for such transaction and no payment or bankruptcy default on the date of incurrence;

(ii) any New Senior Secured Incremental Term Facility will have a final maturity date no earlier than the then-existing New Senior Secured Term Loan Maturity Date;

(iii)    the weighted average life to maturity applicable to each New Senior Secured Incremental Term Facility shall not be shorter than the weighted average life to maturity of the then-existing New Senior Secured Term Facility;

(iv)    the interest rate applicable to any New Senior Secured Incremental Term Facility will be determined by the Borrower and the lenders providing such New Senior Secured Incremental Term Facility and, in the case of any New Senior Secured Incremental Term Facility that is pari passu with the New Senior Secured Term Loans funded on the Closing Date (the “New Senior Secured Term Loans”) in right of payment and with respect to security, such interest rate will not be more than 0.50% higher than the corresponding interest rate applicable to the New Senior Secured Term Loans unless the interest rate margin with respect to the New Senior Secured Term Loans is adjusted to be equal to the interest rate with respect to the relevant New Senior Secured Incremental Term Facility, minus, 0.50%; provided that this clause (iv) shall only be effective until the date that is 48 months after the Closing Date; provided, further, that in determining the applicable interest rate: (A) underwriting, OID, commitment or upfront fees or similar fees paid by the Borrower in connection with such New Senior Secured Incremental Term Facility or the New Senior Secured Term Loans payable by the Borrower generally to all of the lenders of such incremental indebtedness (based on a 4-year average life to maturity) shall be included, (B) any amendment to the Applicable Margin on the New Senior Secured Term Loans that became effective after the Closing Date but prior to the time of the addition of such New Senior Secured Incremental Term Facility shall be included, (C) if the New Senior Secured Term Loans or such New Senior Secured Incremental Term Facility includes any “LIBOR”, “EURIBOR” or “ABR” interest rate floor, and the Published LIBO Rate or ABR on the applicable date of determination is less than such “LIBOR”,

“EURIBOR” or ABR interest rate floor, the resulting difference will be equated to interest margin for purposes of this clause (iii) (this clause (iii), the “MFN Provision”);

(v)    any New Senior Secured Incremental Term Facility (A) may rank pari passu or junior in right of payment and pari passu or junior with respect to security with the other New Senior Secured Term Facility or may be unsecured (subject, as applicable, to the Intercreditor Agreement or an intercreditor agreement the terms of which are reasonably satisfactory to the Administrative Agent (any such intercreditor arrangements, “Acceptable Intercreditor Arrangements”)), (B) if secured, may not be secured by any assets other than Collateral and (C) if guaranteed, may not be guaranteed by any person which is not a Loan Party;

(vi)    except as otherwise provided above (including with respect to margin, pricing, maturity and/or fees), the terms of any New Senior Secured Incremental Term Facility, if not substantially consistent with the terms of the New Senior Secured Term Facility, shall be reasonably satisfactory to the Administrative Agent (it being understood that (A) any New Senior Secured Incremental Term Facility that is pari passu with the New Senior Secured Term Facility in right of payment and with respect to security shall share ratably in any prepayment in respect of the New Senior Secured Term Facility unless the Borrower and the lenders in respect of such New Senior Secured Incremental Term Facility elect lesser payments and (B) the terms of any New Senior Secured Incremental Term Facility shall not be more favourable to the lenders in respect of such New Senior Secured Incremental Term Facility in any respect (including through the addition of a financial covenant) unless such terms only apply after the termination of the New Senior Secured Term Facility or the Term Loan Definitive Documentation is amended such that the New Senior Secured Term Lenders receive the benefit of the more favourable terms);

(vii)    any New Senior Secured Incremental Term Facility that is an increase in loans under an existing tranche of New Senior Secured Term Loans shall be on the same terms (including maturity date and interest rates) and pursuant to the same documentation (other than the amendment evidencing such New Senior Secured Incremental Term Facility) applicable to such tranche of New Senior Secured Term Loans; and

(viii) any New Senior Secured Incremental Term Facility incurred prior to January 1, 2019 may only be incurred to finance Permitted Acquisitions (as defined below).

Any New Senior Secured Incremental Term Facility may be provided by existing New Senior Secured Term Lenders or, subject to the reasonable consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed), other persons who become New Senior Secured Term Lenders in connection therewith if such consent would be required under the heading “Assignments and Participations” below for assignments or participations of New Senior Secured Term Loans or commitments, as applicable, to the relevant person; provided, that (a) no existing New Senior Secured Term Lender will be obligated to provide any such New Senior Secured Incremental Term Facility and (b) the ability of any Affiliated Lender (as defined below) to provide any part of any New Senior Secured Incremental Term Facility will be subject to the relevant restrictions applicable to Affiliated Lenders described under the heading “Assignments and Participations” below.

The proceeds of any New Senior Secured Incremental Term Facility may be used by the Borrower and its subsidiaries for working capital and other general corporate purposes, including the financing of Permitted Acquisitions and other investments and any other use not prohibited by the Term Loan Definitive Documentation.

To the extent the proceeds of any New Senior Secured Incremental Term Facility are intended to be applied to finance an acquisition that is permitted under the Term Loan Definitive Documentation, the availability thereof shall, if agreed by the lenders providing such New Senior Secured Incremental Term Facility, be subject to customary “SunGard” or other applicable “certain funds” conditionality provisions, subject to clause (i) above.

As used herein, (a) “Secured Net Leverage Ratio” will be defined, as of any date of determination, as the ratio of (i) Consolidated Total Debt that is secured by the Collateral on a pari passu basis, net of unrestricted cash and cash equivalents of the Borrower and its Restricted Subsidiaries in excess of the Base Amount (as defined below) on such date of determination, to (ii) Consolidated Adjusted EBITDA and (b) “Total Net Leverage Ratio” will be defined, as of any date of determination, as the ratio of (i) Consolidated Total Debt, net of unrestricted cash and cash equivalents of the Borrower and its Restricted Subsidiaries in excess of the Base Amount on such date of determination, to (ii) Consolidated Adjusted EBITDA.

“Base Amount” shall mean (x) $50 million prior to the third anniversary of the Closing Date and (y) thereafter, $0.
For purposes of the Term Loan Definitive Documentation, “Consolidated Adjusted EBITDA” means the Consolidated Net Income (to be defined in a manner consistent with Documentation

Considerations) of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period for which financial statements are available:

(a)    increased, in each case to the extent deducted (and not added back) in Consolidated Net Income, and in each case, without duplication with any other item described in this clause (a) or any item excluded pursuant to the definition of Consolidated Net Income, by:

(i)    provision for Taxes based on income or profits or capital, including state, provincial, franchise, excise and similar Taxes and foreign withholding Taxes of such Person paid or accrued, including any penalties and interest relating to any Tax examinations; plus

(ii) consolidated interest expense for such period; plus

(iii)    depreciation, amortization and other non-cash charges or expenses (including any reserves, write-downs or write-offs) of such Person for such period (except to the extent that such non-cash charges are reserved for cash charges to be taken in the future); plus

(iv)    extraordinary, non-recurring or exceptional losses, charges and expenses actually paid during such period (including, without limitation, losses, charges and expenses attributable to (a) the Competition & Markets Authority (“CMA”) investigation (or settlement) and (b) any litigation (or settlement) connected with matters which are the subject of the current CMA investigation); plus

(v)    fees, charges and expenses relating to the Recapitalization Transaction to the extent paid prior to or within 6 months after the Closing Date (including, without limitation, any financial advisory fees, filing fees, accounting fees, legal fees and other similar advisory and consulting fees and related out-of-pocket expenses and other fees, but excluding, however, any interest or principal paid in cash in relation to or in connection with amounts due under the Existing Credit Agreement and related loan documentation); plus

(vi)    expenses, costs and charges related to restructuring, or relocation actually incurred in such period; provided that the aggregate amount added back pursuant to this clause (vi) for expenses, costs and charges related to restructuring for any four Fiscal Quarter period shall not exceed 6% of Consolidated Adjusted EBITDA in any Fiscal Year (it being understood that relocation costs shall not be subject to this proviso); plus

(vii) expenses, costs and charges related to severance actually incurred in such period; plus
(viii) expenses, costs and charges related to Permitted Acquisitions after the Closing Date actually incurred in such period; plus

(ix)    losses, charges and expenses relating to asset dispositions or the sale or other disposition of any Equity Interests (to be defined in a manner consistent with Documentation Considerations) of any Person, in each case to the extent permitted by this Agreement, other than in the ordinary course of business, as determined in good faith by an Authorized Officer (to be defined in a manner consistent with Documentation Considerations) of the Borrower; plus

(x)    losses, charges and expenses attributable to disposed or discontinued operations and losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations, in all cases other than in the ordinary course of business; plus

(xi) losses, charges and expenses attributable to the early extinguishment or conversion of Indebtedness, Hedge Agreements or other derivative instruments (including premiums paid); plus

(xii)    charges, expenses and fees actually incurred and paid in cash in such period, including financial advisory, accounting, auditor, legal and other consulting and advisory fees and any Canadian Securities Administrator, SEDAR, U.S. Securities and Exchange Commission (“SEC”), SEC Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) or other filing fees and expenses, or any amortization thereof, in connection with any equity offering, merger, amalgamation, recapitalization, asset disposition, incurrence or repayment of Indebtedness, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction undertaken but not completed) and any non-recurring charges and expenses (including nonrecurring merger or amalgamation expenses) incurred as a result of any such transaction, provided that, any such charges, expenses and fees are paid prior to or within 3 months of such transaction; plus

(xiii) the amount of cost savings and cost synergies projected by the Borrower in good faith to be realized in connection with any Permitted Acquisition after the

Closing Date (which cost savings or cost synergies shall be subject only to certification in reasonable detail by an Authorized Officer of the Borrower and shall be calculated on a pro forma basis as though such cost savings or synergies had been realized on the first day of the relevant period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or cost synergies are reasonably identifiable and factually supportable, (B) are expected to be realized (in the good faith determination of the Borrower) within twelve (12) months after the date of such Permitted Acquisition, (C) no cost savings or cost synergies shall be added to the extent duplicative of any expenses or charges otherwise added back to Consolidated Adjusted EBITDA through another pro forma adjustment for such period, and (C) the aggregate amount added back pursuant to this clause (xii) for any four Fiscal Quarter period shall not exceed 10.0% of Consolidated Adjusted EBITDA prior to accounting for adjustments pursuant to clauses (a)(iv) above through this clause (a)(xiii);

(b) decreased (in each case to the extent added in Consolidated Net Income), by (without duplication):
(i) extraordinary, non-recurring or exceptional gains during such period; plus
(ii) net unrealized gains on Hedge Agreements and any net after tax gain or income from the early extinguishment of Indebtedness; plus
(iii) gains relating to asset dispositions or the sale or other disposition of any Equity Interests of any Person other than in the ordinary course of business; plus
(iv) cash payments during such period on account of accruals on or reserves added to Consolidated Adjusted EBITDA pursuant to clause (a) above; plus

(v)    non-cash gains, excluding any non-cash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated Adjusted EBITDA for any prior period.

Refinancing Facility:
The Borrower shall have the right to refinance and/or replace its New Senior Secured Term Loans (and loans under any New Senior Secured Incremental Term Facility) in whole or in part with (x) one or more new term facilities (each, a “Refinancing Facility” or the “Refinancing Facilities”) under the Term Loan Definitive Documentation with the consent of the Borrower and the institutions providing such Refinancing Facility and/or (y) one or more series of notes or loans, in the case of each of clauses (x) and (y), that may be pari passu with or junior to the remaining portion of the New Senior Secured Term Facility in right of payment and/or security and/or be unsecured (such notes or loans, the “Refinancing Notes”); provided, that (a) any Refinancing Facility or issuance of Refinancing Notes that is pari passu with or junior to the remaining portion of the New Senior Secured Term Facility with respect to security or subordinated to the remaining portion of the New Senior Secured Term Facility in right of payment shall be subject to Acceptable Intercreditor Arrangements, (b) no Refinancing Facility or issuance of Refinancing Notes shall mature prior to the latest maturity date of the New Senior Secured Term Facility being refinanced or replaced, and in the case of the New Senior Secured Term Facility, no Refinancing Facility or issuance of Refinancing Notes shall have a shorter weighted average life to maturity than the New Senior Secured Term Loans being refinanced or replaced, (c) any Refinancing Facility or issuance of Refinancing Notes shall have pricing (including interest, fees and premiums), optional prepayment and redemption terms as may be agreed to by the Borrower and the lenders or holders party thereto, (d) if any such Refinancing Facility or issuance of Refinancing Notes is secured, it may not be secured by any assets other than the Collateral, (e) if any such Refinancing Facility or issuance of Refinancing Notes is guaranteed, it may not be guaranteed by any person other than the applicable Loan Parties, (f) the other terms and conditions (excluding those referenced in clauses (a) through (e) above) of such Refinancing Facility or issuance of Refinancing Notes shall not be more favorable (taken as a whole and as reasonably determined by the Borrower) to the lenders providing such Refinancing Facility or the holders of such Refinancing Notes than those applicable to the New Senior Secured Term Loans or commitments being refinanced or replaced (except for covenants or other provisions applicable only to periods after the latest final maturity date of the New Senior Secured Term Loans or commitments existing at the time of such refinancing or replacement), (g) except to the extent otherwise permitted under the Term Loan Definitive Documentation, the aggregate principal amount of any Refinancing Facility or any issuance of Refinancing Notes shall not exceed the aggregate principal amount of indebtedness and commitments being refinanced or replaced therewith, plus interest, premiums, fees and expenses and (h) any Refinancing Facility that is pari passu with the New Senior Secured Term Facility in right of payment and security shall share ratably in any voluntary or mandatory prepayment of the New Senior Secured Term Loans unless the Borrower and the lenders in respect of such Refinancing Facility elect lesser payments.

CERTAIN PAYMENT PROVISIONS
Interest Rates and Fees:	As set forth on Annex I hereto.
Optional Prepayments and	New Senior Secured Term Loans may be prepaid and commitments

Commitment Reductions:
may be reduced, in whole or in part, without premium or penalty (except as described under the heading “Prepayment Fee” below), in minimum amounts to be agreed, at the option of the Borrower at any time upon 1 business day’s (or, in the case of a prepayment of Eurodollar Loans (as defined on Annex I hereto), 3 business days’) prior notice, subject to reimbursement of the New Senior Secured Term Lenders’ redeployment costs in the case of a prepayment of Eurodollar Loans prior to the last day of the relevant interest period.

Optional prepayments of the New Senior Secured Term Loans shall be applied to the installments of the New Senior Secured Term Loans as directed by the Borrower (or in the absence of direction from the Borrower, in the direct order of maturity).

Prepayment Fee:
Any Repricing Transaction (as defined below) consummated prior to the date that is 12 months after the Closing Date will be subject to a prepayment premium of 1.00% on the principal amount of the New Senior Secured Term Loans prepaid or, in the case of any amendment, the principal amount of the relevant New Senior Secured Term Loans outstanding immediately prior to (and subject to) such amendment (including the principal amount of any New Senior Secured Term Loans of any Lender which are required to be assigned in accordance with the “yank-a-bank” provisions set forth in the Term Loan Definitive Documentation as a result of such Lender’s failure to consent to such amendment).

For purposes of the Term Loan Definitive Documentation, “Repricing Transaction” means the refinancing or repricing of all or any portion of the New Senior Secured Term Loans the primary purpose of which is to reduce the all-in-yield applicable to the New Senior Secured Term Loans (x) with the proceeds of senior secured term loans that are incurred by any Loan Party or (y) in connection with any amendment to the Term Loan Definitive Documentation, in either case, (i) having or resulting in an effective interest rate (to be calculated in a manner consistent with that set forth above in the MFN Provision) as of the date of such refinancing or repricing that is (and not by virtue of any fluctuation in any “base” rate) less than the effective interest rate applicable to the New Senior Secured Term Loans immediately prior to such refinancing or repricing and (ii) in the case of a refinancing of the New Senior Secured Term Loans, the proceeds of which are used to repay, in whole or in part, outstanding New Senior Secured Term Loans, but excluding, in any such case, any refinancing or repricing of New Senior Secured Term Loans in connection with any initial public offering or “change of control” transaction.

Mandatory Prepayments:	The following amounts shall be applied to prepay the New Senior Secured Term Loans, in each case with carve-outs and exceptions consistent with the Documentation Considerations:
(a) 100% of the net cash proceeds of any incurrence by the Borrower or any of its Restricted Subsidiaries of debt that is (i)

not permitted under the Term Loan Definitive Documentation or (ii) incurred pursuant to a Refinancing Facility or an issuance of Refinancing Notes;

(b)    100% of the net cash proceeds in excess of $25 million in any fiscal year of any non-ordinary course sale or other disposition of assets (other than the North American Assets (as defined below) or a Material Disposition (as defined below)) consummated by the Borrower or any Restricted Subsidiary or as a result of casualty or condemnation (subject to the right of the Borrower to apply such proceeds to (x) restore, rebuild, repair, construct, improve, replace or otherwise acquire assets useful in the Borrower’s or its subsidiaries’ business, in each case to the extent constituting a capital expenditure or (y) consummate a Permitted Acquisition (each of (x) and (y), a “Permitted Reinvestment”) within 12 months following receipt (or if the Borrower or its subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period)); and
(c)    100% of the net cash proceeds from (x) any non-ordinary course sale or other disposition of the Borrower’s North American product portfolio consisting of branded products (which, for the avoidance of doubt, shall not include (i) Pinnacle Biologics, Inc. (“Pinnacle”), (ii) any assets owned by Pinnacle or its subsidiaries or (iii) the Photofrin intellectual property of Pinnacle owned by Concordia Labs Inc. or Concordia Laboratories Inc. S.a R.L) and authorized generic contracts (the “North American Assets”) or (y) sales and other dispositions (or series of related dispositions) in excess of $100 million (a “Material Disposition”) consummated by the Borrower or any Restricted Subsidiary (subject, in the case of clauses (x) and (y), to the right of the Borrower to reinvest up to 50% of such proceeds as a Permitted Reinvestment within 12 months following receipt (or if the Borrower or its subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period)); provided that a mandatory prepayment pursuant to this clause (c) shall only be required to be paid in the event net cash proceeds exceed $5 million (in which event, 100% of such net cash proceeds shall be required to be applied).

Mandatory prepayments of the New Senior Secured Term Loans shall be applied to the installments thereof as directed by the Borrower (or in the absence of direction from the Borrower, to remaining instalments of principal on a pro rata basis); provided, that the Term Loan Definitive Documentation will provide that, in the case of any mandatory prepayment in respect of any asset sale or casualty or condemnation event, to the extent required by the documentation governing such other indebtedness, the Borrower may apply the net cash proceeds thereof ratably (based on the outstanding principal amounts thereof) to the payment of the New Senior Secured Term Loans and any other indebtedness that is secured on a pari passu basis with the New Senior Secured Term Loans; provided that any amount that is offered to prepay any such other indebtedness and is not accepted by the holders of such indebtedness shall be applied to prepay the New Senior Secured Term Loans.

If the Borrower determines in good faith that any prepayment described under clause (b) and (c) above (i) in the case of any prepayment attributable to any Subsidiary, would violate or conflict with any local law (e.g., financial assistance, corporate benefit, thin capitalization, capital maintenance and similar legal principles, restrictions on upstreaming of cash intra group and the fiduciary and statutory duties of the directors of the relevant subsidiaries), (ii) would require the Borrower or any Restricted Subsidiary to incur a material and adverse tax liability (including any withholding tax) if such amount were repatriated to the Borrower as a dividend or (iii) in the case of any prepayment attributable to any joint venture, would violate any organizational document of such joint venture (or any relevant shareholders’ or similar agreement), in each case if the amount subject to the relevant prepayment were upstreamed or transferred to the Borrower as a distribution or dividend (any amount limited as set forth in clauses (i) through (iii) of this paragraph, a “Restricted Amount”), the amount of the relevant prepayment shall be reduced by the Restricted Amount; provided that (A) in the case of any Restricted Amount arising under the circumstances described in clause (i) or (ii) above, the Borrower shall use commercially reasonable efforts to take all actions required by applicable law to permit the repatriation of the relevant amounts to the Borrower and (B) if the circumstance giving rise to any Restricted Amount ceases to exist within 365 days following the end of the event giving rise to the relevant prepayment, the relevant Restricted Subsidiary shall promptly repatriate or distribute the amount that no longer constitutes a Restricted Amount to the Borrower for application to the New Senior Secured Term Loans as required above promptly following the date on which the relevant circumstance ceases to exist; it being understood and agreed that following the expiration of the 365-day period referenced above, the relevant Restricted Subsidiary may retain any Restricted Amount, and no prepayment shall be required in respect thereof; provided that in no event shall any Restricted Amount be used to increase the Cumulative Credit (as defined below).

Any New Senior Secured Term Lender (each a “Declining Lender”) may elect not to accept any mandatory prepayment, but in the case of clause (a) above, solely to the extent the relevant prepayment does not represent a refinancing of the New Senior Secured Term Loans.

COLLATERAL	Same as in the Existing Credit Agreement, but in any event subject to the provisions of the immediately following paragraphs, the

Borrower Obligations and the obligations of each other Loan Party under its Guaranty shall be secured by a perfected first-priority security interest (subject to permitted liens and other exceptions to be set forth in the Term Loan Definitive Documentation, including, without limitation, liens expressly permitted to exist on the Closing Date pursuant to the Recapitalization Transaction and otherwise set forth below) in substantially all of such Loan Party’s tangible and intangible assets (including, without limitation, a pledge of the capital stock of each Loan Party’s direct subsidiaries (subject to the following sentence) (the “Collateral”).

Notwithstanding the foregoing, the Collateral will exclude:
(a) all leasehold real property,
(b) all fee-owned real property with a fair market value (as reasonably estimated by the Borrower) of equal to or less than $10 million,

(c)    pledges and security interests (including in respect of partnerships, joint ventures and other non-wholly-owned entities) to the extent prohibited by law or agreements containing anti-assignment provisions not overridden by the UCC, PPSA or other applicable law,

(d)    any lease, license or other agreement or any property subject to a purchase money security interest, Capital Lease Obligation (to be defined in a manner consistent with Documentation Considerations) or similar arrangements permitted hereunder, the property subject thereto, any insurance in respect thereof, any management or operating agreement with respect thereto and deposits made in respect thereof and all rights in relation to any of the foregoing, in each case, to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement, purchase money, capital lease or a similar arrangement or create a right of termination in favor of any other party thereto (other than a Loan Party),

(e)    (1) equity interests which constitute margin stock, (2) equity interests in Unrestricted Subsidiaries and (3) equity interests in any person other than wholly-owned subsidiaries to the extent the granting of a security interest is not permitted by law or the terms of such subsidiary’s organizational, shareholders, acquisition, joint venture or governance documents (including as a result of minority ownership) or would trigger termination pursuant to any “change of control” or similar provision,

(f)    assets the grant or perfection of a security interest in which would result in material and adverse tax consequences as reasonably determined by the Borrower in consultation with the Administrative Agent,

(g)    any property or asset the grant or perfection of a security interest in which would require governmental consent, approval, license or authorization (unless such consent, approval, license or authorization has been obtained), after giving effect to any applicable anti-assignment provision of the UCC, PPSA or other applicable law and other than proceeds thereof to the extent that the assignment of the same is effective under the UCC, PPSA or other applicable law notwithstanding such consent or restriction,

(h)    any “intent-to-use” trademark applications prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable law,

(i)    motor vehicles and other assets subject to certificates of title (unless otherwise capable of perfection by filing a financing statement under the PPSA or UCC or similar filing in any applicable jurisdiction), letter of credit rights with an individual face amount not exceeding $5,000,000 (except to the extent constituting a support obligation for other Collateral as to which perfection of the security interest in such other Collateral is accomplished by the filing of a UCC or PPSA financing statement (or similar filing in any applicable jurisdiction) and commercial tort claims with a value of less than $5 million,

(j)    deposit accounts, securities accounts, commodities accounts, futures accounts and other similar accounts of any Loan Party (A) used for the sole purpose of funding (1) payroll, healthcare and other employee wage and benefit accounts, (2) tax accounts (including without limitation, sales tax accounts), (3) escrow, defeasance, discharge and redemption accounts permitted hereunder and (4) fiduciary and trust accounts, and, in the case of sub-clauses (1) through (4), the funds or other property held in or maintained in any such account, (B) that are zero-balance accounts, (C) except to the extent a security interest therein can be perfected by filing under the UCC, PPSA or other applicable law or the jurisdiction of any Loan Party, accounts in jurisdictions other than in the jurisdiction of organization of the applicable granting Loan Party, the United States or any state thereof, Canada or any province or territory thereof, the United Kingdom, Australia, Jersey, Ireland, Luxembourg, the Netherlands, New Zealand, Sweden or Switzerland (collectively, the “Acceptable Guarantor Jurisdictions”) and (D) accounts other than those described in the preceding clauses (A) through (C) with respect to which the average daily balance of the funds maintained on deposit therein does not exceed $5,000,000 at any time, except to the extent a security interest therein can be perfected by filing under the UCC, PPSA or other applicable law, and
(k) other assets (and categories thereof) to be agreed consistent with the Documentation Considerations or otherwise reasonably satisfactory to the Administrative Agent and the Borrower.
Notwithstanding anything to the contrary contained herein:
(a) no Loan Party shall be required to grant a security interest in any asset or perfect a security interest in any Collateral to the extent:

(i)    the cost, burden, difficulty or consequence of obtaining or perfecting a security interest therein outweighs the benefit of the security afforded thereby as reasonably determined by the Borrower and the Administrative Agent or

(ii)    the grant or perfection of a security interest in such asset would (A) be prohibited by enforceable anti-assignment provisions of any contract or applicable law, (B) violate the terms of any contract (in each case, after giving effect to the applicable anti-assignment provisions of the UCC, PPSA or other applicable law) or any applicable law or (C) trigger termination of any contract pursuant to any “change of control” or similar provision; it being understood that the Collateral shall include any proceeds and/or receivables arising out of any asset described in this clause (ii) to the extent the assignment of such proceeds or receivables is expressly deemed effective under the UCC, PPSA or other applicable law notwithstanding the relevant prohibition, violation or termination right,

(b)    no action outside of the United States, United Kingdom, Canada, Australia, New Zealand or other jurisdiction where a Loan Party is organized will be required in order to create or perfect any security interest in any asset of any Loan Party that is located outside of such jurisdiction, and no non-US, United Kingdom, Canadian, Australian, New Zealand or European Union law security or pledge agreements shall be required with respect to the assets of any Loan Party,

(c) any required mortgage will be permitted to be delivered after the Closing Date,
(d) no Loan Party shall be required to seek any landlord lien waiver, estoppel, warehouseman waiver or other collateral access or similar letter or agreement,
(e) the following Collateral shall not be required to be perfected (except to the extent that perfection may be achieved by the filing of a UCC or PPSA financing statement): (i) assets requiring perfection through control agreements or other control arrangements, including in respect of any deposit, securities or commodities accounts (other than control of pledged capital stock and material intercompany notes to the extent otherwise required above); (ii) vehicles and any other assets subject to certificates of title (except to the extent that perfection may be achieved by the filing of a UCC or PPSA financing statement), (iii) letter of credit rights (except to the extent that perfection may be achieved by the filing of a UCC or PPSA financing statement) and (iv) capital stock of (A) any Immaterial Subsidiary and/or (B) any person that is not a subsidiary, which, if a subsidiary, would constitute an Immaterial Subsidiary,

(f) the guaranty and security documents (the “Security Documents”) will contain such other exceptions and qualifications as the Borrower and the New Senior Secured Term Lenders may reasonably agree.
The New Senior Secured Term Facility will be senior in right of payment and secured on a first priority basis with respect to the Collateral (as defined below).

The lien priority, relative rights and other creditors’ rights matters in respect of the New Senior Secured Term Facility, the New Senior Secured Notes and the Revolving Facility (as defined in Annex II attached hereto) will be set forth in a customary intercreditor agreement (the “Intercreditor Agreement”), which shall be reasonably satisfactory to the Borrower and the Administrative Agent. For the avoidance of doubt, the Intercreditor Agreement will, among other things, (a) allow additional first lien indebtedness permitted to be incurred pursuant to any New Senior Secured Incremental Term Facility and/or any New Senior Secured Incremental Equivalent Debt and/or otherwise in accordance with the terms of the Term Loan Definitive Documentation and (b) allow permitted refinancing indebtedness in respect of any of the foregoing (including, in the case of the New Senior Secured Term Facility, in the form of Refinancing Facilities).

In addition, and subject, to the Intercreditor Agreement, the Term Loan Definitive Documentation will authorize and require the Administrative Agent to enter into any Acceptable Intercreditor Arrangement which allows (at the Borrower’s option) additional debt that is permitted under the New Senior Secured Term Facility to be incurred and secured under the Term Loan Definitive Documentation to be secured by a lien on the Collateral that is pari passu with or junior to the lien on the Collateral securing the New Senior Secured Term Facility.

CERTAIN CONDITIONS
DOCUMENTATION
Term Loan Definitive Documentation:
The definitive financing documentation for the New Senior Secured Term Facility (including the Intercreditor Agreement, the “Term Loan Definitive Documentation”), shall be based on the Borrower’s Existing Credit Agreement, dated as of October 21, 2015, by and among, among others, the Borrower, the Subsidiaries party thereto, the lenders party thereto, and Goldman Sachs Bank USA, as administrative agent and collateral agent (the “Existing Credit Agreement”), and shall contain the terms and conditions set forth herein and such other terms as the Borrower and the New Senior Secured Term Lenders may agree; it being understood and agreed that the Term Loan Definitive Documentation shall:

(a) contain only those mandatory prepayments, representations and warranties, affirmative, financial and negative covenants and events of default expressly set forth in this Term Sheet, in each case, applicable to the Borrower and its Restricted Subsidiaries, which shall be subject to standards, qualifications, thresholds, exceptions for materiality and/or otherwise and “baskets,” grace and cure periods, in each case, consistent (where applicable) with the Documentation Considerations (it being understood that certain baskets, exceptions and thresholds that are subject to a monetary cap shall also include a “builder” component based on a percentage of Consolidated Adjusted Assets (except as specifically provided in the Term Sheet) (a “Builder Component”)); and

(b) (i) give due regard to the operational and strategic requirements of the Borrower and its Restricted Subsidiaries in light of their consolidated capital structure, size, industry and practices (including, without limitation, the leverage profile and projected free cash flow generation of the Borrower and its Restricted Subsidiaries), in each case, after giving effect to the Transactions and (ii) be based upon the Existing Credit Agreement and related credit documentation (this clause (b), together with the immediately preceding clause (a), collectively, the “Documentation Considerations”).

Notwithstanding anything to the contrary herein, to the extent that the Term Loan Definitive Documentation requires (a) compliance with any financial ratio or test, (b) the absence of any default or event of default (or any type of default or event of default) or (c) compliance with any cap expressed as a percentage of Consolidated Adjusted EBITDA or Consolidated Total Assets (, in each case as a condition to the consummation of any transaction in connection with any acquisition (including the incurrence of any indebtedness) or similar investment that is not subject to any financing condition (a “Limited Condition Transaction”), the determination of whether the relevant condition is satisfied may be made, at the election of the Borrower, either (i) at the time of the execution of the definitive agreement with respect to the relevant acquisition or (ii) at the time the relevant acquisition is consummated, in either case after giving effect to the acquisition and any related indebtedness on a pro forma basis.
Capital Lease Obligations which would have been characterized as operating leases in accordance with IFRS as of the Closing Date shall be treated as operating leases.

Representations and Warranties:
Limited to the following: organizational existence; organizational power and authority; due authorization, execution and delivery of the Term Loan Definitive Documentation; enforceability of the Term Loan Definitive Documentation; no conflicts of the Term Loan Definitive Documentation with applicable law, organizational documents or contractual obligations; financial statements (including pro forma financial statements and projections); no Material Adverse Effect (as defined below) as of the Closing Date; capitalization of subsidiaries as of the Closing Date; compliance with law (including, without limitation, (i) GDPR, (ii) FCPA, (iii) UK Bribery Act 2010 (UKBA), (iv) OFAC, (v) the PATRIOT Act, and (vi) Corruption of Foreign Public Officials Act (Canada), Criminal Code (Canada), the Special Economic Measures Act (Canada), the Regulations Establishing a List of Entities made under subsection 83.05(1) of the Criminal Code (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada), the United Nations Al-Qaida and Taliban Regulations, the Freezing Assets of Corrupt Foreign Officials Act, and Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, “Canadian Anti-Corruption and Sanctions Laws”), and, (vii) to the extent applicable, other anti-terrorism laws, anti-money laundering laws, “know your customer” requirements and laws and measures related to export control and sanctioned persons and activities (including, but not limited to, export control and sanctions laws and measures imposed by the United States, the European Union or its Member States, or the United Kingdom)); governmental approvals and consents, (as such approvals and consents pertain to the Term Loan Definitive Documentation); ERISA and labor matters; pension matters; environmental matters; litigation; ownership of property (including intellectual property); insurance; taxes; Federal Reserve margin regulations; Investment Company Act; accuracy of disclosure as of the Closing Date; solvency (to be defined in a manner to be agreed) of the Borrower and its Restricted Subsidiaries, taken as a whole, on the Closing Date; and the creation, validity, perfection and priority of security interests. Representations and warranties will be subject to Material Adverse Effect qualifiers consistent with those contained in the Existing Credit Agreement.

“Material Adverse Effect” means any event, effect or matter which is reasonably likely to have a material adverse effect on: (i) the consolidated business, assets or financial condition of the Borrower and its Restricted Subsidiaries, taken as a whole, (ii) the ability of the Borrower and its Restricted Subsidiaries, taken as a whole, to perform its payment obligations under any of the Finance Documents, (iii) the rights and remedies of the Administrative Agent, the New Senior Secured Term Lenders and the other Secured Parties or (iv) the validity or enforceability of the Security Documents in any way which is materially adverse to the interests of the New Senior Secured Term Lenders under the Term Loan Definitive Documentation taken as a whole and if capable of remedy, is not remedied within 20 business days of the earlier of the Borrower becoming aware of the relevant event or circumstance or being given notice of the same by the Administrative Agent.

Affirmative Covenants:	Limited to the items set forth in Section 1 of Annex II attached hereto.
Negative Covenants:	Limited to the items set forth in Section 2 of Annex II attached hereto, and applicable to the Borrower and its Restricted Subsidiaries.
Events of Default:	Limited to the items set forth in Section 3 of Annex II attached hereto.
Voting:
Amendments and waivers of the Term Loan Definitive Documentation will require the approval of non-defaulting New Senior Secured Term Lenders holding at least the Applicable Voting Percentage (as defined below) (the “Required Lenders”), except that:

(a) the consent of each New Senior Secured Term Lender directly and adversely affected thereby (but not the Required Lenders) shall be required with respect to:
(i) any reduction in the principal amount of any First Lien Loan or scheduled amortization payment owed to such New Senior Secured Term Lender,

(ii)    any extension of the final maturity of any New Senior Secured Term Loan owed to such New Senior Secured Term Lender or the due date of any interest or fee payment or any scheduled amortization payment in respect of any New Senior Secured Term Loan owed to such New Senior Secured Term Lender (in each case, other than any extension for administrative convenience as agreed by the Administrative Agent),

(iii)    any reduction in the rate of interest (other than any waiver of default interest) or the amount of any fees owed to such New Senior Secured Term Lender (it being understood that any change in any definition applicable to any ratio used in the calculation of such rate of interest or fees (including any component definition) shall not constitute a reduction in any rate of interest or any fee),

(iv) any increase in the amount (other than with respect to

any New Senior Secured Incremental Term Facility to which such New Senior Secured Term Lender has agreed) of such New Senior Secured Term Lender’s commitment (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment shall not constitute an increase of any commitment of any New Senior Secured Term Lender),

(v)    any extension of the expiry date of such New Senior Secured Term Lender’s commitment (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment shall not constitute an extension of any commitment of any New Senior Secured Term Lender),

(vi)    any modification to the pro rata sharing of payment provisions except as otherwise provided by the Term Loan Definitive Documentation,
(vii)    re-tranching the New Senior Secured Term Facility,
(viii)    change the coin or currency in which the principal of any New Senior Secured Term Loan (or interest payable thereon) is payable, and

(ix) any change to the “waterfall” provisions of the Term Loan Definitive Documentation, except as otherwise provided by the Term Loan Definitive Documentation;
(b) the consent of 100% of the New Senior Secured Term Lenders shall be required with respect to:
(i) any reduction of any voting percentage set forth in the definition of “Required Lenders”,
(ii) any release of all or substantially all of the Collateral (other than in accordance with the Term Loan Definitive Documentation),

(iii)    any release of all or substantially all of the value of the Guaranty (other than in accordance with the Term Loan Definitive Documentation);
(iv)    any introduction of a new senior ranking tranche of New Senior Secured Term Loans;

(c)    the consent of 85.0% of the New Senior Secured Term Lenders shall be required with respect to (i) any increase in the maximum principal amount of the Revolving Facility (as defined below) from that permitted under the Term Loan Definitive Documentation in effect on the Closing Date or (ii) the subordination of the liens on Collateral securing the New

Senior Secured Term Facility to liens securing any other indebtedness or any increase in the amount of indebtedness that is permitted to rank senior to the liens of the New Senior Secured Term Lenders (provided that such percentage shall be reduced to 66.66% at any time the Applicable Voting Percentage is 50.1%); and
(d)    the consent of the Administrative Agent will be required with respect to modifications of the Term Loan Definitive Documentation which affect the rights and duties of the Administrative Agent.

“Applicable Voting Percentage” means at any time (x) if at such time the New Senior Secured Term Loans held in the aggregate by the Plan Sponsors (as defined below) constitute greater than 27.5% of the New Senior Secured Term Loans outstanding at such time, 66.66%, and (y) at any other time (so long as the Plan Sponsors have notified the Administrative Agent for further notification to the Lenders that the Plan Sponsors in the aggregate hold less than 27.5% of the New Senior Secured Term Loans outstanding at such time), 50.1%. Each Plan Sponsor shall be required to promptly provide to the Administrative Agent notice of the aggregate principal amount of the New Senior Secured Term Loans held by such Plan Sponsor and its affiliates upon any change in the amount of such holdings (which notice may be provided in an annex to the applicable assignment and assumption agreement, which annex shall only be delivered to the Administrative Agent, and not to the counterparty) and if such notice results in a change in the Applicable Voting Percentage, then the Administrative Agent shall notify the other New Senior Secured Term Lenders and the Borrower of any such change in the Applicable Voting Percentage.  The Administrative Agent shall be entitled to rely on all such notices provided they are absent manifest error.

“Plan Sponsor” means any party which owns, directly or indirectly, 5% or more of the outstanding voting common stock of the Borrower after giving effect to the Recapitalization Transaction on the Closing Date, and in each case, controlled affiliates thereof.

Modifications to provisions regarding pro rata payments or sharing of payments, in each case, in connection with loan buy-back or similar programs, “amend and extend” transactions or the addition of one or more tranches of debt (which may, but are not required to be new money tranches) and the like not otherwise contemplated hereby shall only require approval of the Required Lenders, and non-pro rata distributions, payments and commitment reductions will be permitted in connection with any such loan buy-back or similar programs, amend and extend transactions or new tranches of debt and as contemplated hereby.

The Term Loan Definitive Documentation will contain provisions to permit the amendment and extension and/or replacement of the New Senior Secured Term Facility (including any New Senior Secured Incremental Term Facility), which may be provided by existing New

Senior Secured Term Lenders or, subject to the reasonable consent of the Administrative Agent and each Issuing Lender if required under the heading “Assignments and Participations” below, other persons who become New Senior Secured Term Lenders in connection therewith, in each case without the consent of any other New Senior Secured Term Lender.

The Term Loan Definitive Documentation will permit the Administrative Agent and the Borrower to enter into one or more amendments thereto to incorporate the provisions of any New Senior Secured Incremental Term Facility made available without any New Senior Secured Term Lender’s consent, so long as the purpose of such amendment is solely to incorporate the appropriate provisions for such New Senior Secured Incremental Term Facility in the Term Loan Definitive Documentation.

The Term Loan Definitive Documentation will contain provisions allowing the Borrower to replace a New Senior Secured Term Lender or terminate the commitment of a New Senior Secured Term Lender and prepay such New Senior Secured Term Lender’s outstanding New Senior Secured Term Loans under one or more of the New Senior Secured Term Facility (as the Borrower shall elect) in connection with amendments and waivers requiring the consent of all New Senior Secured Term Lenders or of all New Senior Secured Term Lenders directly affected thereby (so long as the Required Lenders or a majority of the relevant group of affected New Senior Secured Term Lenders, as the case may be, consent), increased costs, taxes, etc. and “defaulting” or insolvent New Senior Secured Term Lenders.

The Term Loan Definitive Documentation shall provide that a change of the Borrower (or the jurisdiction thereof) shall be permitted on a basis to be agreed, which basis shall take into consideration, inter alia, the jurisdiction of the Borrower and applicable tax considerations which arise therefrom.

Defaulting Lenders:
The Term Loan Definitive Documentation shall contain customary limitations on and protections with respect to “defaulting” New Senior Secured Term Lenders, including, but not limited to, non-payment/escrow of amounts owed to any such defaulting New Senior Secured Term Lender to secure its obligations and exclusion for purposes of voting for so long as such New Senior Secured Term Lender is a “defaulting” New Senior Secured Term Lender.

Assignments and Participations:
The New Senior Secured Term Lenders will be permitted to assign all or a portion of their New Senior Secured Term Loans and commitments to any person (other than to (a) any Disqualified Institution (to be defined in a manner consistent with Documentation Considerations; provided that the identity of Disqualified Institutions (other than competitors) shall be provided prior to the execution of the Recapitalization Transaction Term Sheet) (provided that the list of Disqualified Institutions (other than any “reasonably identifiable affiliate” (on the basis of such affiliate’s name) included in the definition of “Disqualified Institution”) is permitted to be made available to any New Senior Secured Term Lender who specifically requests a copy thereof), (b) any natural person and (c) except as otherwise provided herein, the Borrower or any affiliate thereof) with the consent of (i) the Borrower (not to be unreasonably withheld or delayed), unless (x) a payment or bankruptcy (with respect to the Borrower) event of default has occurred and is continuing, or (y) solely in the case of the New Senior Secured Term Loans, such assignment is to a New Senior Secured Term Lender, an affiliate of a New Senior Secured Term Lender or an Approved Fund (as defined below); provided that the Borrower shall be deemed to have consented to any assignment unless it has objected thereto by delivering written notice to the Administrative Agent within 10 business days after receipt of a request for consent thereto and (ii) the Administrative Agent (not to be unreasonably withheld or delayed). Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another New Senior Secured Term Lender, an affiliate of a New Senior Secured Term Lender or an Approved Fund), the minimum assignment amount shall be $1.0 million in the case of any New Senior Secured Term Loan unless otherwise agreed by the Borrower and the Administrative Agent (or, in each case, if less, all of the relevant New Senior Secured Term Lender’s remaining loans and commitments of the applicable class). The Administrative Agent shall receive a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent) in connection with all assignments.

The New Senior Secured Term Lenders shall also have the right to sell participations in their New Senior Secured Term Loans to other persons (other than (a) any Disqualified Institution (provided that the list of Disqualified Institutions (other than any “reasonably identifiable affiliate” (on the basis of such affiliate’s name) included in the definition of “Disqualified Institution”) is made available to any New Senior Secured Term Lender who specifically requests a copy thereof), (b) any natural person and/or (c) any Affiliated Lender)). Participants shall have the same benefits as the New Senior Secured Term Lenders with respect to yield protection and increased cost provisions subject to customary limitations and restrictions. Voting rights of participants shall be limited to those matters set forth in clauses (a) and (b) of the first paragraph under “Voting” with respect to which the affirmative vote of the New Senior Secured Term Lender from which it purchased its participation would be required.

Pledges of New Senior Secured Term Loans in accordance with applicable law shall be permitted without restriction other than to Disqualified Institutions (provided that the list of Disqualified

Institutions (other than any “reasonably identifiable affiliate” (on the basis of such affiliate’s name) included in the definition of “Disqualified Institution”) is made available to any New Senior Secured Term Lender who specifically requests a copy thereof).

“Approved Fund” means, with respect to any New Senior Secured Term Lender, any person (other than a natural person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities and is administered, advised or managed by (i) such New Senior Secured Term Lender, (ii) an affiliate of such New Senior Secured Term Lender or (iii) an entity or an affiliate of an entity that administers, advises or manages such New Senior Secured Term Lender.

The Term Loan Definitive Documentation shall provide that New Senior Secured Term Loans may be purchased by and assigned to (a) any Non-Debt Fund Affiliate (as defined below) and/or (b) the Borrower and/or any subsidiary of the Borrower (the persons in clauses (a) and (b) above collectively, but excluding any Debt Fund Affiliate, “Affiliated Lenders”) on a non-pro rata basis through Dutch auctions open to all New Senior Secured Term Lenders holding New Senior Secured Term Loans on a pro rata basis in accordance with customary procedures to be agreed and/or open market purchases, notwithstanding any consent requirements set forth above; provided, that (i) no Affiliated Lender shall be required to make a representation that, as of the date of any such purchase and assignment, it is not in possession of MNPI with respect to the Borrower and/or any subsidiary thereof and/or any of their respective securities, (ii) New Senior Secured Term Loans (including term loans under any New Senior Secured Incremental Term Facility) owned or held by Affiliated Lenders shall be disregarded in the determination of any Required Lender vote (and such New Senior Secured Term Loans shall be deemed to be voted pro rata to the non-Affiliated Lenders), (iii) New Senior Secured Term Loans (including term loans under any New Senior Secured Incremental Term Facility) owned or held by Affiliated Lenders shall not, in the aggregate, exceed 50% of the aggregate outstanding New Senior Secured Term Facility at any time (after giving effect to any substantially simultaneous cancellation thereof), (iv) subject to exceptions to be agreed, no Affiliated Lender, solely in its capacity as such, shall be permitted to attend any “lender-only” conference calls or meetings or receive any related “lender-only” information, (v) in the case of any Dutch auction or open market purchase conducted by the Borrower or any of their Restricted Subsidiaries, no default or event of default may be continuing at the time of acceptance of bids for the relevant Dutch auction or the entry into a binding agreement with respect to the relevant open market purchase, as the case may be, (vi) any New Senior Secured Term Loans acquired by the Borrower or any of their Restricted Subsidiaries shall be immediately extinguished and irrevocably cancelled to the extent permitted by applicable law, (vii) no proceeds of the Revolving Facility shall fund any such purchase by the Borrower or any of its subsidiaries and (viii) the relevant Affiliated Lender and the assigning or purchasing New Senior Secured Term Lender shall have executed a customary “affiliated lender assignment and assumption” agreement.

In any bankruptcy or similar proceeding, no Affiliated Lender shall have any right to vote its interest in respect of any New Senior Secured Term Loan (it being understood that its interest will be deemed to be voted in the same proportion as the vote of non-Affiliated Lenders on the relevant matter), except to the extent that any plan of reorganization or other arrangement with respect to which the relevant vote is sought proposes to treat the interest of the relevant Affiliated Lender in such New Senior Secured Term Loan in a manner that is less favorable to such Affiliated Lender than the proposed treatment of New Senior Secured Term Loans held by other New Senior Secured Term Lenders.

Notwithstanding the foregoing, (a) the Term Loan Definitive Documentation shall permit (but not require) any Non-Debt Fund Affiliate to contribute any assigned New Senior Secured Term Loans to the Borrower or any their subsidiaries for purposes of cancelling such New Senior Secured Term Loans, (b) each Affiliated Lender shall have the right to vote on any amendment, modification, waiver or consent that would require the vote of all New Senior Secured Term Lenders or the vote of all New Senior Secured Term Lenders directly and adversely affected thereby and (c) no amendment, modification, waiver or consent shall affect any Affiliated Lender (in its capacity as a New Senior Secured Term Lender) in a manner that is disproportionate to the effect on any New Senior Secured Term Lender of the same class or that would deprive such Affiliated Lender of its pro rata share of any payments to which it is entitled.

In addition, the Term Loan Definitive Documentation shall provide that New Senior Secured Term Loans may be purchased by and assigned to any Debt Fund Affiliate, notwithstanding any consent requirements set forth above through (a) Dutch auctions open to all relevant New Senior Secured Term Lenders on a pro rata basis in accordance with customary procedures and/or (b) open market purchases on a non-pro rata basis; provided, that for any Required Lender vote, Debt Fund Affiliates may not, in the aggregate, account for more than 49.9% of the amounts included in determining whether the Required Lenders have consented to the relevant amendment, waiver or other action. The provisions of the second preceding paragraph shall not apply to any Debt Fund Affiliate, and each New Senior Secured Term Lender shall be permitted to assign or participate all or a portion of such New Senior Secured Term Lender’s New Senior Secured Term Loans to any Debt Fund Affiliate without regard to the foregoing provisions (but subject to the proviso set forth in the immediately preceding sentence).

“Non-Debt Fund Affiliate” means any affiliate of the Borrower
(other than a natural person) other than a Debt Fund Affiliate.

“Debt Fund Affiliate” means any affiliate of a Permitted Holder (other than a natural person, the Borrower or any of their subsidiaries) that is a bona fide debt fund or investment vehicle that is primarily engaged in, or advises (or whose general partner or manager advises (as appropriate)) funds or other investment vehicles that are primarily engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit or securities in the ordinary course and with respect to which no personnel making investment decisions in respect of such affiliate are engaged in making investment decisions with respect to the equity investment in the Borrower and its Restricted Subsidiaries.

Provisions Applicable to the Plan Sponsors
Notwithstanding anything to the contrary herein, (i) restrictions on assignments and participations to Disqualified Institutions or required consent of the Borrower to, any assignment or participation, as applicable, will not be applicable to assignments or participations by the Plan Sponsors (as defined below) to the extent made prior to the first anniversary of the Closing Date, and (ii) restrictions on voting by, or the amount of holdings of, Affiliated Lenders or Debt Fund Affiliates set forth above, shall not apply to the Plan Sponsors or Debt Fund Affiliates thereof.

Successor Administrative Agent:
The Administrative Agent may resign or, if it is a “defaulting lender” or an affiliate thereof, be removed by the Required Lenders, or be removed by the Borrower, in each case (a) upon 10 days’ notice by the applicable party and (b) subject to the appointment of a successor administrative agent (although if no successor administrative agent is appointed within 30 days, such resignation will still be effective). The successor agent shall be a commercial bank or trust company and unless a payment or bankruptcy (with respect to the Borrower) event of default has occurred and is continuing, shall be reasonably acceptable to the Borrower.

Yield Protection and Taxes:
The Term Loan Definitive Documentation will contain customary provisions (a) protecting the New Senior Secured Term Lenders against increased costs or loss of yield resulting from changes in reserve, capital adequacy and other requirements of law (provided that (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in the case of each of clauses (i) and (ii), be deemed to constitute a change in requirements of law, regardless of the date enacted, adopted, issued, or implemented but solely to the extent the relevant increased costs or loss of yield would have been included if they had been imposed under applicable increased cost provisions), in each case, subject to customary limitations and exceptions (it being understood that requests for payments on account of increased costs resulting from market disruption shall be limited to circumstances generally affecting the banking market and when the Required Lenders have made a request therefor) and (b) indemnifying the New Senior Secured Term Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto.

The Term Loan Definitive Documentation will contain a customary tax gross up, it being understood that the gross up obligations shall not apply to withholding taxes imposed as a result of the failure to comply with the requirements of current Sections 1471 through 1474 of the Internal Revenue Code (or any amended or successor provisions that are substantively comparable and not materially more onerous to comply with), and any current or future regulation promulgated thereunder or guidance or interpretation issued pursuant thereto, consistent with the Documentation Considerations.

The Term Loan Definitive Documentation will (a) contain provisions regarding the timing for asserting a claim in respect of yield protection and/or taxes and (b) require that each New Senior Secured Term Lender asserting any such claim certify to the Borrower that it is generally requiring reimbursement for the relevant amounts (including in respect of taxes) from similarly situated borrowers under comparable syndicated credit facilities.

Expenses and Indemnification:
The Borrower will pay (a) all reasonable and documented out-of-pocket expenses of the Administrative Agent incurred on or after the Closing Date within 30 days of a written demand therefor, together with backup documentation supporting such reimbursement request, associated with the syndication of the New Senior Secured Term Facility and the preparation, execution, delivery and administration of the Term Loan Definitive Documentation and any amendment or waiver with respect thereto (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of U.S. and Canadian counsel to the Administrative Agent, and, if reasonably necessary, of one local counsel in any relevant local jurisdiction to such persons, taken as a whole) and (b) all reasonable and documented out-of-pocket expenses of the Administrative Agent within 30 days of a written demand therefor, together with backup documentation supporting such reimbursement request (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one U.S. or one Canadian counsel to the Administrative Agent, taken as a whole, solely in the case of an actual or potential conflict of interest, one additional counsel to all affected persons, taken as a whole, and, if necessary, of one local counsel in any relevant jurisdiction to such persons, taken as a whole, and, solely in the case of an actual or potential conflict of interest, one local counsel in any relevant jurisdiction to all affected persons, taken as a whole) in connection with the enforcement of the Term Loan Definitive Documentation.

The Administrative Agent and the New Senior Secured Term Lenders and their respective affiliates and controlling persons (and their respective directors, officers, employees, partners, agents, advisors and other representatives) (each, an “indemnified person”) will be indemnified for and held harmless against, any losses, claims, damages, liabilities or expenses (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one U.S. and one Canadian counsel to all indemnified persons taken as a whole and, solely in the case of an actual or potential conflict of interest, one additional counsel to each similarly situated group of affected indemnified persons taken as a whole, and, if reasonably necessary, one local counsel in any relevant jurisdiction to all indemnified persons, taken as a whole, and solely in the case of any such actual or potential conflict of interest, one additional local counsel to each similarly situated group of affected indemnified persons, taken as a whole, in each relevant jurisdiction) incurred in respect of the New Senior Secured Term Facility or the use or the proposed use of proceeds thereof, except to the extent they arise from the gross negligence, bad faith or willful misconduct of, or material breach of the Term Loan Definitive Documentation by, such indemnified person, in each case as determined by a final, non-appealable judgment of a court of competent jurisdiction or any dispute solely among the indemnified persons (other than any claims against an indemnified person in its capacity as the Administrative Agent) and that does not arise out of any act or omission of the Borrower or any of its subsidiaries. Notwithstanding the foregoing, each indemnified person shall be obligated to refund and return any and all amounts paid by the Borrower to such indemnified person for fees, expenses or damages to the extent such indemnified person is not entitled to payment of such amounts in accordance with the terms hereof.

Governing Law and Forum:
New York; provided, that, any Term Loan Definitive Documentation that governs any security interest in and/or lien on any Collateral will be governed by the laws of the jurisdiction in which such security interest and/or lien is intended to be created and/or perfected (subject to the terms hereof).

Counsel to the Administrative Agent and the New Senior Secured Term Lenders:	[__].

Annex I to Appendix J
INTEREST AND CERTAIN FEES

Interest Rate Options:
The Borrower may elect that the New Senior Secured Term Loans comprising each borrowing bear interest at a rate per annum equal to (a) the ABR (as defined below) plus the Applicable Margin (as defined below), (b) the Eurodollar Rate (as defined below) plus the Applicable Margin or (c) EURIBOR (as defined below) plus the Applicable Margin.

As used herein:

“ABR” means the highest of (a) the rate of interest publicly announced by the Administrative Agent as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (b) the federal funds effective rate from time to time plus 0.50% per annum, (c) the 1-month Published LIBOR Rate (as defined below) plus 1.00% per annum and (d) in the case of New Senior Secured Term Loans, 1.00% per annum.

“ABR Loans” means New Senior Secured Term Loans bearing interest based upon the ABR. ABR Loans will be made available on same day notice.
“Applicable Margin” means New Senior Secured Term Loans (A) in USD, (i) 4.50% in the case of ABR Loans and (ii) 5.50% in the case of Eurodollar Loans and EURIBOR Loans, and (B) in Euros, 5.25%.

“EURIBOR” means EURIBOR (to be defined on a basis reasonably acceptable to the Administrative Agent) for the applicable interest period on the date of determination; provided, that EURIBOR shall be no less than 1.00%.

“EURIBOR Loans” means New Senior Secured Term Loans bearing interest based upon EURIBOR.
“Eurodollar Loans” means New Senior Secured Term Loans bearing interest based upon the Eurodollar Rate.

“Eurodollar Rate” means the higher of (a) rate for eurodollar deposits for a period equal to 1, 2, 3, 6, or, if available to all relevant affected New Senior Secured Term Lenders, 12 months or a shorter period (as selected by the Borrower) appearing on Reuters Screen LIBOR01 Page (or otherwise on the Reuters screen) (the “Published LIBOR Rate”) (as adjusted for statutory reserve requirements for eurocurrency liabilities) and (b) 1.00%.

Interest Payment Dates:	In the case of ABR Loans, quarterly in arrears.
In the case of Eurodollar Loans, on the last day of each relevant interest period and, in the case of any interest period longer than 3 months, on each successive date 3 months after the first day of such interest period.

In the case of EURIBOR Loans, on the last day of each relevant interest period and, in the case of any interest period longer than 3 months, on each successive date 3 months after the first day of such interest period.

Default Rate:
At any time when a payment event of default (with respect to any principal, interest, premium or fees) under the New Senior Secured Term Facility exists, the relevant overdue amounts shall bear interest, to the fullest extent permitted by law, at 2.00% per annum above the rate then borne by (in the case of principal) such borrowings or (in the case of interest) the borrowings to which such overdue amount relates.

Rate and Fee Basis:
All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest payable on which is then based on the Prime Rate) for actual days elapsed.

Interest Act (Canada)
For purposes of the Interest Act (Canada), where in the Term Loan Definitive Documentation a rate of interest is to be calculated on the basis of a year of 360, 365 or 366 days, as applicable, the yearly rate of interest to which the rate is equivalent is the rate multiplied by the number of days in the year for which the calculation is made and divided by 360, 365 or 366, as applicable. The rates of interest under the Term Loan Definitive Documentation shall be nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under the Term Loan Definitive Documentation.

Annex II to Appendix J
COVENANT AND EVENT OF DEFAULT ANNEX

Affirmative Covenants:
Limited to the following: delivery of (a) annual (i) audited financial statements within 90 days of the end of each fiscal year (accompanied by an opinion of an independent accounting firm that is not subject to (A) a “going concern” qualification (other than a “going concern” qualification resulting from the maturity of any Credit Facility within 12 months of the relevant audit opinion or the breach or anticipated breach of any financial covenant or (B) a qualification as to the scope of the relevant audit) and (ii) management’s discussion and analysis, (b) (i) quarterly unaudited financial statements and (ii) management’s discussion and analysis (for each of the first 3 fiscal quarters of each fiscal year) within 45 days, (c) an annual budget within 90 days of the end of each fiscal year, (d) officers’ certificates and other information reasonably requested by the Administrative Agent, (e) quarterly lender calls, (f) notices of default and events that would reasonably be expected to have a Material Adverse Effect, (g) maintenance of books and records; (h) maintenance of existence; compliance with laws (including (i) ERISA and environmental laws and (ii) OFAC, FCPA, UKBA, Canadian Anti-Corruption and Sanctions Laws, and the PATRIOT Act and, to the extent applicable, other anti-terrorism laws, anti-bribery and corruption laws, anti-money laundering laws and laws and measures related to export control and sanctioned persons and activities (including, but not limited to, export control and sanctions laws and measures imposed by the United States, the European Union or its Member States, or the United Kingdom)), (i) maintenance of property and insurance, (j) payment of taxes, (k) right of the Administrative Agent to inspect property and books and records (subject, absent a continuing event of default, to frequency and cost reimbursement limitations), (l) commercially reasonable efforts to maintain public ratings (but not specific ratings), (m) designation of Unrestricted Subsidiaries, (n) use of proceeds, (o) with respect to any Loan Party subject to European Insolvency Regulation, change its centre of main interest, (p) Companies Act 2014, Ireland, (q) GDPR and (r) further assurances on guaranty and Collateral matters (including, without limitation, with respect to additional guarantees and security interests in after-acquired property), subject to the parameters set forth under “COLLATERAL” in Schedule D-1.

The foregoing affirmative covenants shall apply to the Borrower and its Restricted Subsidiaries, and shall be subject to Material Adverse Effect exceptions consistent with the Documentation Considerations.

Negative Covenants:	Limited to the following and applicable to the Borrower and its Restricted Subsidiaries:

(a) indebtedness (including guarantee obligations in respect of indebtedness), with exceptions for, among other things,

(i)    purchase money indebtedness and Capital Lease Obligations in an aggregate outstanding principal amount not to exceed, at the time of incurrence of such indebtedness (and after giving effect thereto), the greater of (i) $29,000,000 and (ii) 1.25% of Consolidated Total Assets (to be defined in a manner consistent with the Definitive Documentation);

(ii)    indebtedness existing on the Closing Date (A) expressly permitted pursuant to the Recapitalization Transaction or (B) with a principal amount of less than $100,000, and, in each case, any refinancing indebtedness incurred to refinance any such indebtedness (the “Permitted Surviving Debt”);

(iii)    other Indebtedness of the Borrower or any Restricted Subsidiary secured on a pari passu or junior Lien basis with respect to the Liens securing the obligations or on an unsecured basis; provided, that

(A)    in the case of indebtedness secured on a pari passu or senior basis (including the Revolving Facility), the Secured Net Leverage Ratio (calculated on a pro forma basis) as of the end of the most recently completed four consecutive fiscal quarters of the Borrower ending on or before such date for which financial statements have been delivered (the “Test Period”) is not greater than 5.00:1.00, and

(B)    in the case of indebtedness secured on a junior basis or secured by assets other than the Collateral or unsecured indebtedness, the Total Net Leverage Ratio (calculated on a pro forma basis) as of the end of the most recent Test Period is not greater than 6.50:1.00, provided further that, in the case of any indebtedness incurred under this clause (iii), (1) such indebtedness shall not mature prior to the date that is 91 days after the Maturity Date of the New Senior Secured Term Loans or have a Weighted Average Life to Maturity less than the Weighted Average Life to Maturity of the New Senior Secured Term Loans plus 91 days, (2) such indebtedness shall not have mandatory prepayment, redemption or offer to purchase events more onerous than those set forth in herein except to the extent applying to periods solely after the Maturity Date of New Senior Secured Term Loans outstanding hereunder, (3) the other terms and conditions of such indebtedness reflect market terms and conditions at the time of incurrence or issuance of such indebtedness, (4) to the extent (x) any such indebtedness incurred is secured by a lien on the Collateral or (y) the aggregate principal amount of any such indebtedness is in excess of $25,000,000 and such indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such indebtedness is incurred or issued subject to an Intercreditor Agreement, (5) if any such Indebtedness is secured on a pari passu basis with respect to the liens securing the obligations, then such indebtedness shall be in the form of notes or other debt securities in each case and (6) prior to January 1, 2019, such indebtedness may only be incurred to finance Permitted Acquisitions and (ii) any refinancing indebtedness incurred in respect thereof;

(iv)    indebtedness of the Borrower and the other Loan Parties under a revolving facility which may provide for “super-priority” status under customary terms, including a “first-out” basis in the Collateral waterfall provision, in an aggregate principal amount of up to the greater of (x) $150 million at any time outstanding or (y) 50% of Consolidated Adjusted EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250 million (the “Revolving Facility”), the proceeds of which shall not be used to fund any acquisitions, joint ventures, minority investments or investments in Unrestricted Subsidiaries, ;

(v)    indebtedness owed to (including obligations in respect of letters of credit or bank guarantees, or similar instruments for the benefit of) any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance pursuant to reimbursement or indemnification obligations to such Person, in each case, in the ordinary course of business; provided that, upon the incurrence of indebtedness with respect to reimbursement obligations regarding workers’ compensation claims, such obligations are reimbursed not later than sixty (60) days following such incurrence;

(vi) indebtedness incurred in connection with any Refinancing Facility and/or in connection with any Refinancing Notes;

(vii)    intercompany debt without limitation; provided, that (A) loans made (and guarantees provided) by Loan Parties to (or in favor of) Restricted Subsidiaries that are not Loan Parties will be subject to the Investment covenant described below, (B) the aggregate principal amount of such indebtedness incurred pursuant to this subclause (vii) by a Restricted Subsidiary that is not a Loan Party owing to a Loan Party and investments by Loan Parties in Restricted Subsidiaries that are not Loan Parties and will not become a Loan Party in connection with the incurrence of the Investment covenant below, shall not exceed in the aggregate the greater of (x) $58,000,000 and (y) 2.50% of Consolidated Total Assets, (C) to the extent the aggregate principal amount of any such indebtedness is in excess of $25,000,000 and such indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such indebtedness is incurred or issued subject to an Intercreditor Agreement and (D) the obligation of any Loan Party to repay any loan made by any Restricted Subsidiary that is not a Loan Party shall be subject to customary subordination provisions;

(viii)    indebtedness assumed in connection with any acquisition permitted under the Term Loan Definitive Documentation so long as (A) the relevant indebtedness was not incurred in contemplation of the relevant acquisition, (B) no event of default then exists or would result therefrom and (C) after giving effect to the assumption of such indebtedness and such acquisition on a pro forma basis as of the last day of the most recent fiscal quarter of the Borrower for which financial statements have been made available, the Total Net Leverage Ratio (calculated on a pro forma basis) (x) does not exceed 6.50:1.00 or (y) would be equal to or less than immediately prior to such assumption of Indebtedness and such Permitted Acquisition;

(ix)    indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management treasury services in the ordinary course of business,

(x)    indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations, including (A) those incurred to secure health, safety and environmental obligations and (B) performance guarantees of suppliers, customers, franchisees and licensees of the Borrower and its Restricted Subsidiaries;

(xi)    guarantees (A) by the Borrower or any Loan Party of any indebtedness of the Borrower or any Loan Party permitted to be incurred, (B) by the Borrower or any Loan Party of indebtedness otherwise permitted hereunder of any Restricted Subsidiary that is not a Loan Party to the extent such guarantees are permitted by the Investment covenant below and (C) by any Restricted Subsidiary of the Borrower that is not a Loan Party of indebtedness of another Restricted Subsidiary of the Borrower that is not a Loan Party permitted to be incurred under this Agreement; provided that guarantees by the Borrower or any Loan Party under this clause (xi) of any other indebtedness of a Person that is subordinated to other indebtedness of such Person shall be expressly subordinated to the obligations on terms not less favorable to the New Senior Secured Term Lenders than the subordination terms applicable to such other indebtedness;

(xii) indebtedness incurred in connection with any acquisition permitted under the Term Loan Definitive Documentation so long as after giving effect pro forma effect thereto:

(A)    if such indebtedness is secured on a pari passu basis, the Secured Net Leverage Ratio (calculated on a pro forma basis) as of the end of the most recent Test Period does not exceed the greater of (1) 5.00:1.00 and (2) the Secured Net Leverage Ratio as of the last day of the then-most recently completed fiscal quarter (it being understood and agreed that any such debt that is incurred by any Loan Party in the form of term loans that are pari passu with the New Senior Secured Term Loans in right of payment and with respect to security shall be subject to a “most favored nation” pricing adjustment on the same terms as those set forth in the MFN Provision),

(B) if such indebtedness is secured on a junior basis, is secured by assets other than the Collateral, or is unsecured, the Total Net Leverage Ratio does not exceed the greater of (1) 6.50:1.00 and (2) the Total Net Leverage Ratio as of the last day of the then-most recently completed fiscal quarter,
(this clause (xii), the “Incurred Acquisition Debt Basket”);

(xiii)    indebtedness arising from agreements of the Borrower or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), in each case, incurred or assumed in connection, and substantially simultaneously with, or prior to and for the purpose of consummating, any acquisition permitted under the Term Loan Definitive Documentation or other investment or the disposition of any business, assets or a subsidiary not otherwise prohibited, other than guarantees of indebtedness for borrowed money incurred for the purpose of financing such acquisition or other investment or the acquisition of such business, assets or subsidiary;

(xiv)    any secured or unsecured notes or loans issued or borrowed in lieu of loans under the New Senior Secured Incremental Term Facility (so long as the applicable conditions to borrowing loans under the New Senior Secured Incremental Term Facility would have been satisfied) (any such notes or loans, “New Senior Secured Incremental Equivalent Debt”) and any permitted refinancing indebtedness in respect thereof; it being understood that (A) the New Senior Secured Term Facility shall not be subject to a “most favored nation” pricing adjustment as a result of the issuance or incurrence of any New Senior Secured Incremental Equivalent Debt (other than New Senior Secured Incremental Equivalent Debt consisting of syndicated term loans that are pari passu with the New Senior Secured Term Loans in right of payment and security), and (B) the requirements set forth in clause (v)(B) under the heading “New Senior Secured Incremental Term Facility” shall not apply to any New Senior Secured Incremental Equivalent Debt (it being understood and agreed that the terms and conditions of such New Senior Secured Incremental Equivalent Debt subject to clause (v)(B) under the heading “New Senior Secured Incremental Term Facility” (excluding, for the avoidance of doubt, margin, pricing, maturity and/or fees) of the relevant New Senior Secured Incremental Equivalent Debt may not be more favorable (taken as a whole and as reasonably determined by the Borrower) to the lenders providing such New Senior Secured Incremental Equivalent Debt than those applicable to the analogous New Senior Secured Term Facility (except for covenants or other provisions applicable only to periods after the latest final maturity date of the relevant New Senior Secured Term Facility existing at the time of the implementation of such New Senior Secured Incremental Equivalent Debt) or, other than in the case of New Senior Secured Incremental Equivalent Debt consisting of term loans that are pari passu with the New Senior Secured Term Loans in right of payment and security, such terms may be current market terms for the applicable type of indebtedness);

(xv) indebtedness incurred in connection with (A) Secured Hedging Agreements permitted under the Term Loan Definitive Documentation and (B) Secured Cash Management Arrangements;
(xvi) indebtedness arising pursuant to appeal bonds or similar instruments required in connection with judgments that do not result in a default or Event of Default;
(xvii) indebtedness consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(xviii)    indebtedness in an aggregate amount not exceeding the aggregate gross amount of “qualified” capital contributions (made in cash or which are converted into cash) and proceeds of Permitted Equity issuances (other than proceeds of Permitted Equity issuances that are applied in reliance on the Cumulative Credit) by the Borrower (or any direct or indirect parent company) after the Closing Date that are not otherwise applied;

(xix)    indebtedness of the Borrower and the Restricted Subsidiaries incurred under overdraft facilities (including, but not limited to, intraday, automated clearing house and purchasing card services) extended by one or more financial institutions and established for the Borrower’s and the Restricted Subsidiaries’ ordinary course of operations;

(xx)    indebtedness in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and trade letters of credit (other than obligations in respect of other indebtedness) in each case, incurred in the ordinary course of business;

(xxi)    unsecured indebtedness in respect of obligations to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services incurred in the ordinary course of business and not in connection with the borrowing of money or any Hedge Agreements;

(xxii) indebtedness representing deferred compensation to employees, directors or consultants incurred in the ordinary course of business;

(xxiii)    indebtedness consisting of promissory notes issued to current or former officers, directors and employees, or their respective estates or family members, in each case, to finance the purchase or redemption of Equity Interests of the Borrower permitted by the Investments covenant below;

(xxiv)    indebtedness consisting of obligations under deferred compensation or other similar arrangements incurred by such Person in connection with any acquisition permitted under the Term Loan Definitive Documentation or any other Investment permitted hereunder;

(xxv) guarantees of any lease permitted hereunder of real property entered into by the Borrower or any Restricted Subsidiary;
(xxvi) [reserved];

(xxvii)    indebtedness in an aggregate amount equal to 100% of the net cash proceeds received by the Borrower from the issuance or sale of its Equity Interests (other than disqualified stock) after the Closing Date excluding any equity interests issued or capital contribution made on or prior to the Closing Date;

(xxviii)    a general debt basket in an aggregate outstanding principal amount not to exceed the greater of (x) $40,500,000 and (y) 1.75% of Consolidated Total Assets; provided that, to the extent the aggregate principal amount of any such indebtedness is in excess of $25,000,000 and such indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such indebtedness is incurred or issued subject to an Intercreditor Agreement;

(xxix) indebtedness of any Restricted Subsidiary that is not a

Loan Party under any working capital or similar line of credit in an aggregate outstanding principal amount not to exceed an amount to be agreed;
(xxx) solely with respect to the New Senior Secured Term Loans, the New Senior Secured Notes, including any Refinancing Facility incurred in respect thereof;

(xxxi)    solely with respect to the New Senior Secured Notes, the New Senior Secured Term Loans, including any New Senior Secured Incremental Term Facility and any Refinancing Facility incurred in respect thereof;

(xxxii)    all premium (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in subclauses (i) through (xxviii) above;

provided that any such indebtedness incurred by Restricted Subsidiaries that are not Loan Parties pursuant to clauses (iii), (iv), (vi), (xii), (xiv), (xviii), (xxvii) and (xxviii) above, shall not exceed an aggregate principal amount outstanding equal to the greater of (i) $58,000,000 and (ii) 2.5% of Consolidated Total Assets;

(b) liens, with exceptions for, among other things,

(i)    (A) any lien created under the Definitive Documentation (including, without limitation, liens created under the collateral documents securing obligations in respect of Hedge Agreements to the extent such obligations constitute obligations secured pursuant to the collateral documents), any lien created under the Definitive Documentation evidencing any other indebtedness permitted under clause (vi) of the indebtedness covenant above, and (B) liens securing any Refinancing Facility and/or issuance of Refinancing Notes,

(ii)    liens in respect of taxes that (x) are being contested in good faith and are subject to appropriate reserves to the extent required under IFRS, or (y) the non-payment of which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect,

(iii) [reserved],
(iv) any lien securing Indebtedness permitted by clause (xix) of the indebtedness covenant above or Refinancing indebtedness in respect thereof

(v)    liens securing (A) Permitted Surviving Debt and (B) liens existing on the Closing Date securing property or assets having a fair market value not to exceed $1,000,000 individually, and $5,000,000 in the aggregate and, in each case, any modifications, replacements, renewals or extensions thereof,

(vi) [reserved],

(vii)    subject, if applicable, to Acceptable Intercreditor Arrangements, liens securing debt incurred in reliance on the Incurred Acquisition Debt Basket, subject to the applicable conditions set forth therein,

(viii)    liens securing pari passu or junior lien Indebtedness permitted pursuant to clause (iii) of the debt covenant above; provided that (i) in the case of junior lien indebtedness, such liens rank junior to the liens on the Collateral securing the obligations (but may not be secured by any assets that are not Collateral) and (ii) in each case, the beneficiaries thereof (or an agent on their behalf), shall have entered into an Intercreditor Agreement or other intercreditor arrangements reasonably acceptable to the Administrative Agent;

(ix) [reserved];
(x) liens for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in compliance with clause (j) of the “Affirmative Covenants” above;

(xi)    liens imposed by law (including landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like liens) arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Borrower or any Restricted Subsidiary shall have set aside on its books reserves in accordance with IFRS;

(xii)    (i) pledges and deposits and other liens made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation, un‑ employment insurance and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (ii) pledges and deposits and other liens securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance;

(xiii)    deposits and other liens to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capital Lease Obligations), statutory obligations, surety and appeal bonds, performance and return of money bonds, bids, leases, government contracts, trade contracts, agreements with public utilities, customs duties, and other obligations of a like nature (including letters of credit in lieu of any such bonds or to support the issuance thereof) incurred by the Borrower or any Restricted Subsidiary in the ordinary course of business that do not materially and adversely affect the conduct of the business of the Borrower and its Restricted Subsidiaries taken as a whole, including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(xiv)    zoning restrictions, survey exceptions and such matters as an accurate survey would disclose, easements, trackage rights, leases (other than Capital Lease Obligations), licenses, special assessments, rights-of-way covenants, conditions, restrictions and declarations on or agreements with respect to the use of real property, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business and title defects or irregularities that, in the aggregate, do not interfere in any material respect with the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

(xv)    liens securing indebtedness permitted to be incurred pursuant to any sale and lease-back transactions so long as such liens attach only to the property to which such Indebtedness relates (or accessions to such property and proceeds thereof);

(xvi) liens securing judgments that do not constitute an Event of Default under clause (ix) of Events of Default, below;
(xvii) liens in favor of the Borrower or any Restricted Subsidiary;

(xviii)    liens on property existing at the time of a Permitted Acquisition thereof by the Borrower or any Restricted Subsidiary of the Borrower; provided that such liens were not incurred in contemplation of or in connection with such Permitted Acquisition and do not extend to any property other than the property so acquired by the Borrower or the Restricted Subsidiary;

(xix)    any security interest or set-off arrangements entered into by the Borrower or any of its subsidiaries in the ordinary course of its banking arrangements which arise from the general banking conditions (algemene bankvoorwaarden);

(xx) any interest or title of a lessor or sublessor under any leases or subleases entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(xxi)    liens that are contractual rights of set-off, off-set or recourse to account balances (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts or cash pooling arrangements (including with respect to any joint and several liability provisions in relation thereto) of the Borrower or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower and the Restricted Subsidiaries, (iii) relating to debit card or other payment services or (iv) relating to purchase orders and other agreements (other than Indebtedness for borrowed money) entered into with customers in the ordinary course of business;

(xxii) liens arising by virtue of any statutory or common law provisions or similar provisions applicable in foreign jurisdictions relating to banker’s liens, rights of set-off or similar rights;

(xxiii)    liens securing obligations in respect of trade-related letters of credit, trade-related bank guarantees or similar trade-related obligations permitted under clause (xx) of the debt covenant above, and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit, bank guarantees or similar obligations and the proceeds and products thereof;

(xxiv)    leases or subleases, licenses or sublicenses granted to or from others in the ordinary course of business and not interfering in any material and adverse respect with the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

(xxv) liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(xxvi)    liens on the assets of a subsidiary of the Borrower that is not a Loan Party that secure obligations of a subsidiary of the Borrower that is not a Loan Party permitted to be incurred under the debt covenants above; provided that such liens secure obligations in an aggregate principal or other amount outstanding at any time not exceeding the greater of (x) 23,000,000 and (y) 1.0% of Consolidated Total Assets;

(xxvii) set-off and early termination rights under Hedge Agreements;

(xxviii)    (i) liens solely on any cash earnest money deposits made by the Borrower or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder and (ii) liens on the proceeds of Indebtedness in favor of the lenders or holders of such Indebtedness and their agents or representatives pending the application of such proceeds to a Permitted Acquisition or other Investment permitted hereunder or any refinancing;

(xxix) liens arising out of consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;
(xxx) liens securing insurance premium financing arrangements, provided that such liens are limited to the applicable unearned insurance premiums;
(xxxi) liens securing Hedge Agreements and submitted for clearing in accordance with applicable law;
(xxxii) liens arising from precautionary UCC financing statements or similar or analogous financing statements in any jurisdiction;

(xxxiii)    liens arising from the right of distress enjoyed by landlords or lessors or liens otherwise granted to landlords or lessors, in either case, to secure the payment of arrears of rent in respect of leased properties;

(xxxiv) [reserved];

(xxxv)    deemed trusts or other liens that are unregistered and that secure amounts that are not yet due and payable and delinquent in respect of unpaid wages, vacation pay, employee or non-resident withholding tax source deductions, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, unemployment insurance, pension fund obligations and realty taxes;

(xxxvi)    liens on Equity Interests of any joint venture or Unrestricted Subsidiary (i) securing obligations of such joint venture or Unrestricted Subsidiary, as the case may be, or (ii) pursuant to the relevant joint venture agreement or arrangement;

(xxxvii) liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (iii) of the definition thereof;

(xxxviii)    liens securing the Borrower’s or its subsidiaries’ obligations in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, accessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course;

(xxxix) liens securing obligations under any Secured Hedge Agreements or Secured Cash Management Agreements;

(xl)    licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property granted to others (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or any of the Restricted Subsidiaries;

(xli)    liens securing Indebtedness permitted to be incurred pursuant to clause (i) of the debt covenants above; provided that (i) such liens attach concurrently with or within 270 days after the acquisition, installation, repair or improvement (as applicable) of the property subject to such liens, (ii) such liens do not at any time encumber any property other than the property financed by such Indebtedness, replacements thereof and additions and accessions to such property, the proceeds and the products thereof, customary security deposits and insurance and (iii) with respect to Capital Lease Obligations, such liens do not at any time extend to or cover any assets (except for additions and accessions to such assets, replacements and products thereof, customary security deposits and insurance) other than the assets subject to such Capital Lease Obligations; provided, further, that individual financings of equipment provided by one creditor may be cross-collateralized to other financings of equipment provided by such creditor;

(xlii)    liens securing Indebtedness permitted by clause (a)(viii) above may be secured by Liens on the newly acquired assets or assets of the newly acquired subsidiary; provided that such Indebtedness was not created in contemplation of the acquisition of such assets or subsidiary by the Borrower or any Restricted Subsidiary; provided, further, that the Senior Secured Net Leverage Ratio on a Pro Forma Basis is no greater than 5.00:1.00; and

(xliii)    liens securing Indebtedness or other obligations in an aggregate principal or other amount outstanding at any time not exceeding the greater of (x) $40,500,000 and (y) 1.75% of Consolidated Total Assets.

(c) mergers, consolidations and sales of assets, with exceptions for, among others:

(i)    any Restricted Subsidiary may be merged or consolidated or amalgamated with or into the Borrower or any Restricted Subsidiary; provided that (A) in the case of a merger, amalgamation or consolidation involving (x) the Borrower, the Borrower shall be the continuing or surviving Person or (y) an Additional Borrower, such Additional Borrower shall be the continuing or surviving Person and (B) in the case of a merger, amalgamation or consolidation involving any other Loan Party, either (x) such Loan Party shall be the continuing or surviving Person or the continuing or surviving Person shall be or become a Loan Party or (y) such transaction shall be treated as an Investment;

(ii)    sales or other dispositions among the Borrower and its Restricted Subsidiaries or by and among Restricted Subsidiaries (upon voluntary liquidation or otherwise); provided that any such sale or disposition by a Loan Party to a Person that is not a Loan Party shall be (A) for fair market value or (B) treated as an Investment;

(iii)    the liquidation or dissolution of any Restricted Subsidiary or change in form of entity of any Restricted Subsidiary if (A) the Borrower determines in good faith that such liquidation, dissolution or change in form is (1) in the best interests of the

 Borrower and its Restricted Subsidiaries, taken as a whole, and (2) either the Borrower or a Restricted Subsidiary receives any assets of such dissolved or liquidated Restricted Subsidiary; provided that in the case of a dissolution or liquidation of a Loan Party that results in a distribution of assets to a subsidiary that is not a Loan Party, such distribution shall be treated as an Investment and shall be subject to the restrictions under clause (e) below and (3) any merger, amalgamation, dissolution, liquidation or consolidation, the purpose of which is to effect (A) a sale or disposition otherwise permitted under this clause (c) (other than clause (ii) above or this clause (iii)); provided, further, in the case of a change in the form of entity of any Restricted Subsidiary that is a Loan Party, after such change, the security interests of the Collateral Agent and the Secured Parties in the Collateral of such Loan Party shall remain in full force and effect and be perfected to the same extent as prior to such change or (B) an Investment permitted under clause (e) below;

(iv)    (x) sales or leases of inventory in the ordinary course of business, (y) the leasing or subleasing of real property in the ordinary course of business and (z) leases, subleases, assignments, licenses, cross-licenses and sublicenses of assets in the ordinary course of business to third persons not interfering in any material respect with the business of the Borrower or any of its Restricted Subsidiaries;

(v) disposals of surplus, obsolete, damaged, used or worn out property or other property that is no longer useful;
(vi) dispositions of Cash Equivalents;
(vii) dispositions, mergers, amalgamations, consolidations or conveyances that constitute liens, Investments or Restricted Payments permitted hereby;

(viii)    sales or other dispositions of any assets of the Borrower or any Restricted Subsidiary for fair market value; provided that at least 75.0% of the consideration for such sale or disposition shall consist of (x) cash and Cash Equivalents, (y) any securities, notes, Equity Interests or other obligations received by the Borrower or any such Restricted Subsidiary from such transferee that are converted by the Borrower or such Restricted Subsidiary into cash within 180 days of their receipt, to the extent of the cash received in that conversion, and (z) any Designated Non-Cash Consideration received by the

 Borrower or any such Restricted Subsidiary in such sale or other disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not to exceed $35,000,000 at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, in each case, shall be deemed to be Cash Equivalents; provided that to the extent provided therein, the net cash proceeds of any sale or disposition permitted pursuant to this clause (viii) shall be subject to the “MANDATORY PREPAYMENTS” in Schedule D-1;

(ix)    to the extent that (A) the relevant property or assets are exchanged for credit against the purchase price of similar replacement property or (B) the proceeds of the relevant sale or disposition are promptly applied to the purchase price of such replacement property, so long as the exchange, sale or disposition is made for fair value and on an arm’s length basis for like property or assets; provided that upon the consummation thereof, in the case of any Loan Party, the Administrative Agent has a perfected lien on the replacement property having the same priority as any lien held on the property or assets so exchanged, sold or disposed;

(x)    dispositions of Investments in joint ventures to the extent required by, or made pursuant to, contractual buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(xi) sales, discounting or forgiveness of accounts receivable in the ordinary course of business or in connection with the collection or compromise thereof;

(xii)    dispositions and/or terminations of leases, subleases, licenses or sublicenses (including the provision of software under an open source license), which (i) are in the ordinary course of business, (ii) do not materially interfere with the business of the Borrower and its Restricted Subsidiaries taken as a whole or (iii) relate to closed facilities or closed storage or distribution centers or the discontinuation of any product line;

(xiii)    (i) the expiration of any option agreement in respect of real or personal property and (ii) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims in the ordinary course of business;

(xiv) transfers of property subject to a Casualty Event upon receipt of Net Cash Proceeds of such Casualty Event;

(xv)    sales of non-core assets acquired in connection with an acquisition permitted hereunder and sales of real estate assets acquired in an acquisition permitted hereunder which, within 30 days of the date of the acquisition, are designated in writing to the Administrative Agent as being held for sale and not for the continued operation of the Borrower or any of the Restricted Subsidiaries or any of their respective businesses;

(xvi)    substantially contemporaneous exchanges or swaps, including transactions covered by Section 1031 of the Internal Revenue Code, of property or assets so long as the exchange or swap is made for fair value and on an arm’s length basis for like property or assets and not to exceed $10,000,000 in the aggregate; provided that upon the consummation of such exchange or swap, in the case of any Loan Party, the Administrative Agent has a perfected lien having the same priority as any lien held on the property or assets so exchanged or swapped;

(xvii)    (A) licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property (including in connection with distribution, license and supply agreements) granted to or from others (or expiration or termination of any of the foregoing) in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries, (B) the sale or disposal of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, which are in the ordinary course of business or, in the reasonable good faith determination of the Borrower, are uneconomical, negligible, or not material to the conduct of the business of the Borrower and the Restricted Subsidiaries taken as a whole, and (C) the abandonment, cancellation or lapse of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, in each case, in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries;
(xviii) terminations of Hedge Agreements; and
(xix) sales or dispositions of Equity Interests or debt or other securities of or in Unrestricted Subsidiaries.
(d) dividends or distributions on, or redemptions or repurchases of, the capital stock of the Borrower (“Restricted Payments”), with exceptions for, among other things,
(i) the Borrower may make Restricted Payments payable solely in Qualified Stock (to be defined in a manner consistent with the Definitive Documentation) of the Borrower;
(ii) any Restricted Subsidiary of the Borrower may declare and pay cash dividends to the Borrower or to any Loan Party of which it is a subsidiary;
(iii) as expressly provided by the Recapitalization Transaction Term Sheet;

(iv)    the Borrower may repurchase Equity Interests of the Borrower upon exercise of options or warrants if such Equity Interests represents all or a portion of the exercise price of such options or warrants and/or amounts on account of required withholding taxes and brokerage fees with respect to such options as part of a “cashless” exercise;

(v)    dividend adjustments and repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities or the vesting of restricted stock units or deferred stock units (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement);

(vi)    so long as no event of default exists or would result therefrom, payments for the repurchase of Equity Interests of the Borrower held by any present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or family member thereof) as a result of the exercise by such Person of employee stock options or the vesting of restricted stock units or deferred stock units, in an amount not to exceed $10,000,000 in a Fiscal Year;

(vii) [reserved];

(viii) [reserved]; and

(ix)    from and after January 1, 2019, the Borrower may make Restricted Payments with any portion of the Cumulative Credit if, at the time such Restricted Payment is made, no Event of Default shall have occurred and be continuing or would result therefrom and after giving effect to such Restricted Payments on a pro forma basis, (i) the Secured Net Leverage Ratio shall not exceed 4.00:1.00 and (ii) the Total Net Leverage Ratio shall not exceed 4.50:1.00 (this clause (ix), the “Incurrence-Based Restricted Payment Basket”),

(e) investments, loans and advances (“Investments”), with exceptions for, among other things,
(i) Investments made in accordance with the terms of binding agreements existing on the Closing Date;
(ii) [reserved];
(iii) [reserved];

(iv)    Investments in a joint venture, when taken together with all other Investments made pursuant to this clause (iv) that are at the time outstanding, not to exceed $25,000,000 at any one time outstanding;

(v) Cash Equivalents and Investments that were Cash Equivalents when made;
(vi) Investments arising out of the receipt by the Borrower or any Restricted Subsidiary of non-cash consideration for the sale or other disposition of assets permitted under clause (c) above;

(vii)    loans and advances to officers, directors, employees or consultants of the Borrower or any Restricted Subsidiary (A) not to exceed in the aggregate $5,000,000 at any time outstanding, (B) for reasonable and customary business and related travel, entertainment, relocation and analogous ordinary business purposes, or (C) in respect of payroll payments and expenses in the ordinary course of business;

(viii)    accounts receivable, security deposits and prepayments arising and trade credit granted in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors and any prepayments and other credits to suppliers made in the ordinary course of business;
(ix) Hedge Agreements not entered into for speculative purposes;
(x) Investments existing on, or contractually committed as of, the Closing Date as expressly provided by the Recapitalization Transaction Term Sheet;
(xi) Investments resulting from pledges and deposits referred to in the corresponding liens covenant above;
(xii) solely with respect to the New Senior Secured Term Loans, repurchases of the New Senior Secured Notes in each case permitted hereunder;
(xiii) Investments constituting Permitted Acquisitions;

(xiv)    Investments of the Borrower in any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary in connection and substantially concurrently with such Investment and of any Restricted Subsidiary in the Borrower or in any other Restricted Subsidiary or any entity that becomes a Restricted Subsidiary in connection and substantially concurrently with such Investment; provided that the aggregate principal amount of such Investments (including intercompany loans and other Investments) made pursuant to this clause (xiv) by Loan Parties in Restricted Subsidiaries that are not Loan Parties and will not become a Loan Party in connection with the incurrence of such Investment, when aggregated with Indebtedness incurred by Restricted Subsidiaries that are not Loan Parties owing to a Loan Party pursuant to subclause (vii)(B) of the debt covenant above and acquisitions of Persons that do not become Loan Parties pursuant to clause (xiii) above, shall not exceed the greater of (x) $58,000,000 and (y) 2.50% of Consolidated Total Assets;

(xv) any actions permitted by the Support Agreement as expressly provided by the Recapitalization Transaction Term Sheet;

(xvi)    Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, customers, distributors and suppliers, or Investments acquired by the Borrower or any Restricted Subsidiary as a result of a foreclosure by the Borrower or any of the Restricted Subsidiaries with respect to any secured Investments or other transfer of title with respect to any secured

Investment in default;

(xvii)    Investments of a Restricted Subsidiary acquired after the Closing Date or of an entity merged into, or amalgamated or consolidated with, the Borrower or merged into or amalgamated or consolidated with a Restricted Subsidiary in accordance with the merger covenant above after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence or had been committed to be made on the date of such acquisition, merger or consolidation;

(xviii) Investments in exchange for Equity Interests of the Borrower;

(xix)    guarantees by the Borrower or any Restricted Subsidiary of obligations that do not constitute Indebtedness and are not otherwise prohibited hereunder, in each case, entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(xx)    Investments consisting of the redemption, purchase, repurchase or retirement of any Equity Interests permitted under the Restricted Payments covenant; provided that any such Investments shall constitute a utilization of the applicable provision or provisions (without double counting) under the Restricted Payments covenant;

(xxi)    Investments in the ordinary course of business consisting of UCC Article 3 endorsements for collection or deposit and UCC Article 4 customary trade arrangements with customers and foreign law equivalent interests;

(xxii) advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Borrower or any Restricted Subsidiary;

(xxiii)    Investments by the Borrower or any Restricted Subsidiaries, if the Borrower or any Restricted Subsidiary would otherwise be permitted to make a Restricted Payment pursuant to clause (d)(ix) above in such amount (provided that the amount of any such Investment shall also be deemed to be a Restricted Payment for all purposes herein);

(xxiv) acquisitions by any Loan Party of Investments evidencing obligations owed by one or more officers or other employees of the Borrower, such Loan Party or its subsidiaries in connection with such officer’s or employee’s acquisition of Equity Interests of the Borrower, so long as no cash is actually advanced in connection with the acquisition of any such obligations;

(xxv) guarantees permitted under the debt covenant above (except to the extent such guarantee is expressly subject to this clause (e));

(xxvi)    Investments consisting of the licensing, sublicensing, covenants not to sue, releases or other rights under intellectual property (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries;

(xxvii)    Investments consisting of purchases and acquisitions of inventory, supplies, goods, materials and equipment or purchases of contract rights or leases, in each case, in the ordinary course of business;

(xxviii)    Investments consisting of purchases and acquisitions of intellectual property in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries;

(xxix)    Investments in assets useful in the business of the Borrower and any of its Restricted Subsidiaries made with the proceeds of any Reinvestment Deferred Amount or Below Threshold Asset Sale Proceeds (each to be defined in a manner consistent with Documentation Considerations); provided that if the underlying Asset Sale or Casualty Event (each to be defined in a manner consistent with Documentation Considerations) was with respect to the Borrower or a Guarantor, then such Investment shall be consummated by the Borrower or a Guarantor;

(xxx)    Investments in the New Senior Secured Term Loans and other permitted Indebtedness of the Borrower and its Restricted Subsidiaries, in each case, solely (i) to the extent permitted hereunder and under the definitive documentation governing any such other permitted indebtedness and (ii) consummated in accordance with the terms and conditions set forth in the assignment provisions of the Term Loan Definitive Documentation or pursuant to the corresponding provisions of the definitive documentation governing any such other permitted

Indebtedness, as applicable;

(xxxi)    other Investments by the Borrower or any Restricted Subsidiary; provided that, after giving effect to such Investment, the aggregate amount of all Investments made pursuant to this subclause (xxxi) (valued at the time of the making thereof, and without giving effect to any write-downs or write-offs thereof) shall not exceed the greater of (x) $58,000,000 and (y) 2.50% of Consolidated Total Assets; and

(xxxii)    from and after January 1, 2019, so long as no Event of Default has occurred and is continuing, and after giving effect to any such Investment on a pro forma basis, (i) the Secured Net Leverage Ratio shall not exceed 4.00:1.00 and (ii) the Total Net Leverage Ratio shall not exceed 4.75:1.00, Investments made with any portion of the Cumulative Credit.

(f)    make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of any Indebtedness of the Borrower or any Restricted Subsidiary that is (x) expressly subordinate to the Obligations (to be defined in a manner consistent with Documentation Considerations), (y) unsecured or secured by a Lien that is junior to the Lien securing the Collateral or (z) any Refinancing Indebtedness (to be defined in a manner consistent with Documentation Considerations) in respect of (x) and (y) (clauses (x), (y) and (z), each, a “Junior Financing”; provided, however that any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination in respect of any Junior Financing except for (a) Refinancing Indebtedness, (b) payments of regularly scheduled interest, and, to the extent this Agreement is then in effect, principal on the scheduled maturity date of any Junior Financing, (c) the conversion of any Junior Financing to Equity Interests (other than disqualified stock) of the Borrower, (d) from and after January 1, 2019, so long as no Event of Default has occurred and is continuing or would result therefrom, payments or distributions in respect of Junior Financings prior to their scheduled maturity (1) in an aggregate amount not to exceed the greater of (x) 23,000,000 and (y) 1.0% of Consolidated Total Assets or (2) made with any portion of the Cumulative Credit, subject to compliance with (i) a Secured Net Leverage Ratio of 4.00:1.00 and (ii) a Total Net Leverage Ratio of 4.75:1.00 after giving effect to such payment or distribution on a pro forma basis and (e) payments or distributions in amounts that would otherwise have been permitted to be made as Restricted Payments; provided that any such prepayment shall constitute a utilization of the applicable Restricted Payment capacity;
(g) burdensome agreements (i.e., negative pledge clauses with respect to the Collateral and limitations on dividends and other distributions by Restricted Subsidiaries);
(h) changes in business;

(i)    transactions with affiliates in excess of $5,000,000 in the aggregate, with exceptions to permit, among others, transactions among the Borrower, its Restricted Subsidiaries and/or any joint venture in which the Borrower or any Restricted Subsidiary holds an equity interest (provided that the exceptions set forth in clauses 6.6(b)(11)(B) and (13) in Existing Credit Agreement shall not be included in the Term Loan Definitive Documentation);

(j) sale and lease-back transactions that do not at any time exceed $5,000,000 and the liens in respect thereof are otherwise permitted;
(k) changes in fiscal year; provided that, the Borrower may change its fiscal year once, subject to customary conditions;
(l) creation, contribution to or maintenance of any Canadian pension plan (other than the Canada Pension Plan) which provides for defined benefits; and
(m) amendments of the organizational documents of the Loan Parties that are materially adverse to the New Senior Secured Term Lenders.

The limitations on Investments and Restricted Payments referenced above shall be subject to a carve-out in the amount of a building basket (the “Cumulative Credit”) (to be defined in a manner consistent with Documentation Considerations; provided that, in lieu of an amount equal to excess cash flow increasing the Cumulative Credit, such amount will be based on 50% of Consolidated Net Income).

The Term Loan Definitive Documentation will permit the Borrower and its Restricted Subsidiaries to make acquisitions, directly or indirectly (including in one transaction or a series of related transactions), of all or substantially all the assets of, or all the Equity Interests (other than directors’ qualifying shares or shares issued to foreign nationals) in, or merger or consolidation or amalgamation with, a person or division or line of business of a person or franchisee rights, assets or operations (each, a “Permitted Acquisition”) (or any subsequent investment made in a person, division, line of business or franchisee rights, assets or operations previously acquired in a Permitted Acquisition), if immediately after giving effect thereto: (a) no Event of Default shall have occurred and be continuing or would result therefrom, (b) before and after giving effect to such acquisition on a pro forma basis the Total Net Leverage Ratio will not be greater than (x) the Total Net Leverage Ratio immediately prior to giving effect to such acquisition or (y) 6.50:1.00, (c) all transactions related thereto shall be consummated in all material respects in accordance with applicable laws, (d) any Loan Party making such acquisition and any person acquired in such acquisition comply with clause (r) of “Affirmative Covenants” above, (e) a substantial portion of the property acquired (or a substantial portion of the property of the person acquired) thereby shall be used or useful in the same or a related line of business of the Borrower and its subsidiaries (or any reasonable expansions or extensions thereof) and (f) the aggregate consideration funded by a Loan Party for any and all such acquisitions of any person that is not and will not become a Loan Party concurrently with or reasonably promptly following such acquisition shall not, when aggregated with Investments made pursuant to clause (e)(xiv) above and Indebtedness incurred by Restricted Subsidiaries that are not Loan Parties owing to a Loan Party pursuant to clause (a)(vii)(B) above, exceed the greater of (i) $58,000,000 and (ii) 2.5% of Consolidated Total Assets (the “Non-Loan Party Limitation”); provided that if greater than 80% of the assets or Consolidated Adjusted EBITDA being acquired in any Permitted Acquisition is generated by entities that will become Loan Parties concurrently with or reasonably promptly following such Permitted Acquisition, assets being acquired by Loan Parties or any combination of the foregoing, such Investment shall not reduce the Non-Loan Party Limitation.

The Term Loan Definitive Documentation will contain provisions pursuant to which, subject to customary limitations on Investments in Unrestricted Subsidiaries, the Borrower will be permitted to designate (or re-designate) any existing or subsequently acquired or organized Restricted Subsidiary as an “unrestricted subsidiary” (each, an “Unrestricted Subsidiary”) and designate (or re-designate, so long as all debt, liens, and investments held by such Unrestricted Subsidiary are tested at the time of re-designation) any such Unrestricted Subsidiary as a Restricted Subsidiary. Unrestricted Subsidiaries (and the sale of any equity interests therein or assets thereof) will not be subject to the mandatory prepayment, representations and warranties, affirmative or negative covenants or event of default provisions of the Term Loan Definitive Documentation, and the results of operations and indebtedness of Unrestricted Subsidiaries will not be taken into account for purposes of determining compliance with any financial ratio set forth in the Term Loan Definitive Documentation. For the avoidance of doubt, any designation of a Restricted Subsidiary as an Unrestricted Subsidiary may be permitted so long as (i) no default or Event of Default has occurred and is continuing or would result therefrom, (ii) such subsidiary comprises no more than 5% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of designation, (iii) after giving effect to such designation, all Unrestricted Subsidiaries comprise, in the aggregate, no more than 10% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of designation and (iv) such subsidiary is not an Additional Borrower (to be defined in a manner consistent with Documentation Considerations); provided that such designation shall be deemed an investment in such Unrestricted Subsidiary in an amount equal to the fair market value of such subsidiary at the time of designation provided, further, that (i) no Loan Party may be designated as an Unrestricted Subsidiary (unless such Loan Party ceases to be a Loan Party in accordance with the terms of the Credit Documentation in connection with such designation), (ii) no material Intellectual Property may be transferred to any Unrestricted Subsidiary and (iii) no Restricted Subsidiary which holds any material Intellectual Property may be designated as an Unrestricted Subsidiary (it being understood that an Unrestricted Subsidiary may subsequently develop intellectual property or purchase material intellectual property from a third party).

Financial Maintenance Covenant:	None.
Events of Default:
Limited to the following: (i) material inaccuracy of representations and warranties, (ii) nonpayment of principal when due, (iii) nonpayment of interest, fees or other amounts after a five (5) business day grace period, (iv) violation of negative covenants (with customary grace periods), (v) violation of other covenants (subject to certain grace periods), (vi) cross-default and cross-acceleration to other material debt, (vii) change of control, (viii) bankruptcy and insolvency events of the Borrower and any material subsidiary, (ix) material judgments, (x) certain customary ERISA or pension events, and (xi) actual or asserted invalidity by the Loan Parties of any Term Loan Definitive Financing Document.

The definition of “change of control” will be triggered if (i) any person or group (other than (x) any employee benefit plan and/or person acting as the trustee, agent or other fiduciary administrator, and (y) any Permitted Holders or group of Permitted Holders) acquires more than 50% of the outstanding voting common stock of the Borrower or (ii) a sale of all or substantially all of the assets of the Borrower occurs; provided that a sale of the North American Assets shall not trigger a “change of control” for the purposes of this clause (ii).

“Permitted Holders” will be defined to include (a) the Plan Sponsors and (b) any person or entity with which the Plan Sponsors and management form a “group” (within the meaning of the federal securities laws) so long as, in the case of this clause (b), the Plan Sponsors beneficially own more than 50% of the relevant voting stock beneficially owned by such group.

K
APPENDIX K
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
MPA OPINION

K-1

MPA Morrison Park Advisors

May 15, 2018

The Board of Directors of
Concordia International Corp.

To the Board of Directors:

MPA Morrison Park Advisors Inc. ("MPA") understands that Concordia International Corp. (the "Company") intends to pursue a recapitalization transaction in accordance with a support agreement (the "Support Agreement") entered into with certain security holders, including a term sheet attached thereto (the "Term Sheet"). It is proposed that the recapitalization transaction be implemented by way of an arrangement (the "Arrangement") pursuant to a plan of arrangement (the "Plan") under Section 192 of the *Canada Business Corporations Act* (the "CBCA").

All dollar amounts in this document are stated in U.S. dollars, unless otherwise stated.

MPA understands that the Arrangement provides for, among other things:

- Holders of Secured Debt (the "Secured Debtholders") of the Company, consisting of secured term loans, senior secured notes and secured swap instruments with a total principal amount of approximately $2.2 billion, will collectively exchange their secured debtholder claims for a combination of cash and new senior secured debt. The principal amount of new senior secured debt will be an amount which provides early consenting Secured Debtholders with consideration (taking into account the amount of Secured Debtholder cash pay-down and early consent cash consideration, but not including the payment of accrued and unpaid interest or any additional cash amount) equal to 93.3835% of the principal amount of Secured Debt, and if such Secured Debtholder is not an early consenting Secured Debtholder, 88.3835% of the principal amount of such Secured Debt owing to such non-early consenting Secured Debtholder (with the principal amount in either case being adjusted for an amount on account of unamortized original issue discount);

- Holders of Unsecured Debt (the "Unsecured Debtholders") of the Company with a total principal amount of approximately $1.6 billion, will collectively exchange their unsecured debtholders claims for limited voting shares of the Company. The total amount of limited voting shares of the Company to be provided as consideration to the Unsecured Debtholders will consist of a pool of approximately 8% of the limited voting shares of the Company immediately following implementation of the Arrangement to be provided to Unsecured Debtholders on a pro rata basis, and a pool of approximately 4% of the limited voting shares of the Company immediately following implementation of the Arrangement to be provided to early consenting Unsecured Debtholders on a pro rata basis (with any unallocated shares under the latter pool to be provided to all Unsecured Debtholders on a pro rata basis), subject to dilution resulting from the common shares retained by the Existing Shareholders pursuant to the Plan (which will be redesignated as limited voting shares) and dilution resulting from the limited voting shares, option or rights to acquire limited voting shares issued pursuant to the Management Incentive Plan;

- The Company will raise $586.5 million pursuant to a private placement (the "Private Placement") under which certain Secured Debtholders and Unsecured Debtholders will purchase, in the aggregate, limited voting shares of the Company equal to approximately 88% of the limited voting shares immediately following implementation of the Arrangement, subject to dilution resulting from the common shares retained by the Existing Shareholders pursuant to the Plan and dilution resulting from the limited voting shares, options or rights to acquire limited voting shares issued pursuant to the Management Incentive Plan. The net proceeds from the Private Placement will be used by the Company as part of the consideration to reduce its existing approximately $2.2 billion of Secured Debt such that, following implementation of the Arrangement, the Company's total Secured Debt will be reduced to approximately $1.4 billion;

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MPA Morrison Park Advisors Inc. First Canadian Place, 100 King Street West, Suite 2540, Toronto, Ontario M5X 1E1

MPA Morrison Park Advisors

- The Company's total debt will be reduced by approximately $2.4 billion and annual cash interest expense will be reduced by approximately $172 million.

MPA further understands that resolutions in respect of the Arrangement must be passed, in each case, by the affirmative vote of at least 66 2/3% of the votes cast by each of the Secured Debtholders, the Unsecured Debtholders and the Existing Shareholders, provided that the Company may seek final approval of the Arrangement by the Court whether or not the Existing Shareholders approve the applicable arrangement resolution.

MPA further understands that pursuant to the Support Agreement, certain Secured Debtholders and Unsecured Debtholders will agree, among other things, to support and vote in favour of the Arrangement.

The foregoing description of the Arrangement is subject in its entirety to the definitive documents and the management information circular (the "Information Circular"). The Information Circular will be distributed to the Secured Debtholders, the Unsecured Debtholders and the Existing Shareholders (the Existing Shareholders, together with the Secured Debtholders and the Unsecured Debtholders, are referred to as the "Security Holders") in connection with the Company seeking their approval of the Arrangement. Defined terms not specifically defined herein are as defined in the Information Circular.

The Company has engaged MPA to provide the following opinions (any one of which, an "Opinion" and collectively, the "Opinions"):

(i) an opinion as to the fairness, from a financial point of view, to the Company of the Arrangement (the "Fairness Opinion"); and

(ii) an opinion (the "CBCA Opinion") as to whether (x) the Secured Debtholders, Unsecured Debtholders and Existing Shareholders, respectively, provided consideration under the Arrangement, would be in a better position, from a financial point of view, under the Arrangement, than if the Company were liquidated; and (y) the consideration provided under the Arrangement to the Secured Debtholders, Unsecured Debtholders and Existing Shareholders is fair, from a financial point of view, to such Security Holders, respectively.

Engagement of MPA

Pursuant to an engagement letter dated March 9, 2018 (the "Engagement"), MPA was engaged by the Company to provide the Opinions and will receive fees for its services. MPA has been indemnified by the Company in respect of certain matters relating to its Engagement and will be reimbursed for its reasonable out of pocket expenses. No portion of MPA's fees is contingent upon the successful completion of the Arrangement.

Credentials of MPA

MPA is an independent, partner-owned, Canadian investment banking advisory firm which specializes in providing financial advisory services to corporations and governments. MPA and its professionals have extensive experience in preparing fairness opinions. The Opinions expressed herein represent the opinions of MPA as of the date hereof and the form and content herein have been approved by a group of MPA's directors and officers, each of whom is experienced in mergers and acquisitions, divestitures, valuations and fairness opinions.

Independence of MPA

MPA confirms that (i) neither MPA nor any of its affiliated entities is an associated entity or affiliated entity or insider of the Company, or its respective associates or affiliates; (ii) prior to the date hereof, it has not been engaged as financial advisor to the Company; and,

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MPA Morrison Park Advisors Inc. First Canadian Place, 100 King Street West, Suite 2540, Toronto, Ontario M5X 1E1

MPA Morrison Park Advisors

(iii) during the term of its Engagement, MPA will not be engaged by the Company as a financial advisor in respect of the Arrangement (other than the Engagement) or any other matter.

Scope of Review

In connection with the Opinions, MPA reviewed, considered and relied upon (without attempting to verify independently the completeness, accuracy or fair presentation thereof) or carried out, amongst other things, the following:

- drafts, in substantially final form, of the Plan and the Information Circular;
- the Support Agreement (including the Term Sheet);
- the Subscription Agreement governing the Private Placement;
- the affidavit sworn May 2, 2018 by the Chief Financial Officer of the Company in respect of the Arrangement;
- court materials in respect of the Court application in respect of the Arrangement;
- Motion Record for the motion for the Preliminary Interim Order dated October 20, 2017;
- audited consolidated financial statements of the Company for the years ended and as at December 31, 2017 and 2016, and the associated management's discussion and analysis;
- the Company's current capitalization by class of Security Holder;
- corporate documentation including an organizational chart of the Company and its affiliates;
- Board materials dated March 7, April 19 and April 30, 2018;
- certain publicly available information relating to the business, operations, financial condition and trading history of the Company and other selected public companies MPA considered relevant, including the Company's publicly filed annual information form;
- the terms and conditions of the New Senior Secured Debt, comprised of the New Senior Secured Term Loans and the New Senior Secured Notes;
- documents contained in an electronic data room used in support of the Company's review of various alternatives to improve its capital structure, including a financial model prepared by the Company;
- discussions with senior management of the Company regarding the past and current operations and financial condition and prospects of the Company and other matters relevant to the Opinions;

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MPA Morrison Park Advisors Inc. First Canadian Place, 100 King Street West, Suite 2540, Toronto, Ontario M5X 1E1

MPA Morrison Park Advisors

- discussions with the financial advisors to the Company regarding the processes conducted by them in respect of strategic and financial alternatives available to the Company and other matters relevant to the Opinions;
- discussions with the financial advisors to the Secured Debtholders and Unsecured Debtholders, respectively, in respect of matters relating to the Arrangement;
- information regarding participation in the Private Placement;
- management presentation materials prepared by the Company and its financial advisors in respect of the Company;
- data regarding comparable companies and precedent transactions for companies operating in the generic and specialty pharmaceutical sector which MPA considered relevant to the Opinions;
- other information prepared by the Company which MPA considered relevant for the purposes of completing the Opinions;
- representations contained in an officer's certificate addressed to MPA, signed by the Chief Financial Officer of the Company as to, amongst other things, the completeness and accuracy of the information upon which the Opinions are based (the "Certificate");
- discussions with legal counsel to the Company and board of directors of the Company (the "Board"); and
- such other corporate, industry and financial market information, investigations, reports and analyses as MPA considered relevant in the circumstances.

MPA had full access to and the cooperation of the Company and its advisors and was not, to the best of its knowledge, denied access to any information requested by MPA.

Prior Valuations

The Company has represented to MPA that there have not been any prior valuations of the Company or its material assets or its securities in the past 24-month period.

Assumptions and Limitations

In accordance with the terms of its engagement, MPA has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations (including those representations contained in the Certificate) obtained by it from public sources or provided by the Company or any of its subsidiaries or their respective directors, officers, employees, consultants, advisors and representatives (collectively, the "Information"). The Opinions are conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of its professional judgment, MPA has not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

MPA has assumed that the forecasts, projections, estimates and budgets of the Company provided to us and used in our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of senior management as to matters covered thereby.

The Chief Financial Officer of the Company has represented to MPA in the Certificate, amongst other things, that as of the date hereof, (i) the Company has no information or knowledge of any facts not public or otherwise specifically provided to MPA relating to the Company or any of its subsidiaries or affiliates which would reasonably be expected to affect materially the Opinions; (ii) the written data provided to MPA by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates in connection with the Arrangement is true and accurate in all material respects and no additional material, data or information would be required to make the data provided to MPA by the Company not misleading in light of the circumstances in which it was prepared; and, (iii) any

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MPA Morrison Park Advisors Inc. First Canadian Place, 100 King Street West, Suite 2540, Toronto, Ontario M5X 1E1

MPA Morrison Park Advisors

portions of the data provided to MPA which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of the Company, are (or were at the time of preparation) reasonable in the circumstances.

The Arrangement is subject to a number of conditions outside the control of any party involved in the Arrangement and MPA has assumed that all conditions to the completion of the Arrangement can be satisfied in due course and in a reasonable amount of time and all consents, permissions, exemptions or orders of regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering the Opinions, MPA expresses no views as to the likelihood that the conditions with respect to the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the timeframe indicated in the Arrangement documentation. MPA has also assumed that the final form of the Plan and Information Circular will not differ in any material respect from the drafts that MPA reviewed.

MPA conducted such financial analyses as it believed were appropriate in the circumstances in order to arrive at its Opinions. However, MPA has not been engaged to provide and has not provided an opinion as to any matter not specifically addressed in the Opinions. In particular, MPA has not provided, and this letter should not be construed as: (i) an opinion as to the manner in which the classes of Security Holders were constructed; (ii) an opinion as to the fairness of the Arrangement to the holders of any other securities of, or claims against, the Company (including, without limitation, holders of options, restricted share units, deferred share units, warrants, equity claims and similar instruments or claims) other than the Security Holders; (iii) a formal valuation or appraisal of the Company or any of its securities or assets or the securities or assets of the Company's associates or affiliates; (iv) an opinion as to the fairness of the process underlying the Arrangement; (v) an opinion concerning the future trading price of any of the securities of the Company, or of the securities of its associates or affiliates following completion of the Arrangement, including without limitation the New Senior Secured Debt (which MPA assumed for the purposes of its analyses to be valued at the par value of the New Senior Secured Debt); (vi) an opinion as to the fairness of the Management Incentive Plan to the Company or any security holder of the Company (however, MPA has assumed that the terms of the Management Incentive Plan will be comparable to incentive plans provided by companies similar to the Company); (vii) a recommendation to any Security Holder as to whether or not the securities held by such Security Holder should be held, or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement; or (viii) an opinion of the merits of entering into the Arrangement or any alternative business strategy. The Opinions are not intended to be and do not constitute a recommendation to the Board as to whether it should approve the Arrangement.

The Opinions are provided as of the date hereof, and MPA disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting an Opinion of which it may become aware after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting an Opinion after the date hereof, MPA reserves the right to change, modify or withdraw the Opinion.

The Opinions have been prepared and provided solely for the use of the Board, and may not be used or relied upon by any other person without the prior approval of MPA. Except for the inclusion of the Opinions in their entirety and a summary thereof (in a form acceptable to us) in the Information Circular, the Company's press release announcing the Arrangement, and the Court materials filed by the Company in connection with the Arrangement, the Opinions are not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

MPA is not a legal, tax or accounting expert and MPA expresses no opinion concerning any of these matters regarding the Arrangement. MPA did not, in connection with the Opinions, assess any income tax consequences that any particular Security Holder or the Company may face in connection with the Arrangement.

MPA has based the Opinions upon a variety of factors. Accordingly, MPA believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by MPA, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinions. The preparation of an opinion is a complex process and is not

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MPA Morrison Park Advisors Inc. First Canadian Place, 100 King Street West, Suite 2540, Toronto, Ontario M5X 1E1

MPA Morrison Park Advisors

necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Definition of Consideration

For the purposes of the Opinions, based on information provided by the Company, MPA defined the consideration to be provided under the Arrangement to consist of:

- For the Secured Debtholders, the aggregate of the Secured Debt Repayment Amount, the Secured Debtholder Early Consent Cash Consideration, any Additional Cash Amount and the New Senior Secured Debt, assessed at its par value (collectively, the "Secured Debtholder Consideration");

- For the Unsecured Debtholders, an aggregate of approximately 12% of the limited voting shares of the Company immediately following implementation of the Arrangement, consisting of Unsecured Debt Exchange Shares (representing approximately 8% of the limited voting shares), the Unsecured Debtholder Early Consent Share Pool (representing approximately 4% of the limited voting shares) and any Reallocated Unsecured Shares (collectively, the "Unsecured Debtholder Consideration"); and

- For the Existing Shareholders, the common shares currently being held by such holders (to be redesignated as limited voting shares), which are being retained and not extinguished under the Arrangement (the "Existing Shareholder Consideration").

Fairness Opinion

Fairness Opinion Considerations

In arriving at the Fairness Opinion, MPA did not attribute any particular weight to any consideration, but rather made qualitative judgments based upon its experience in rendering such opinions and on prevailing circumstances, including current market conditions and overall financial analyses. Further, the Fairness Opinion addresses the Arrangement as a whole, and not any particular element of the Arrangement.

The assessment of fairness, from a financial point of view, must be determined in the context of the particular transaction. In preparing the Fairness Opinion, MPA relied upon and considered the discussions, documents and materials referred to under "Scope of Review", reviewed with senior management of the Company and its advisors feasible alternatives available to the Company, and considered, among other things, the following matters:

- the Arrangement, if completed:

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MPA Morrison Park Advisors Inc. First Canadian Place, 100 King Street West, Suite 2540, Toronto, Ontario M5X 1E1

MPA Morrison Park Advisors

(The above considerations, the "Fairness Opinion Considerations").

Fairness Opinion Conclusion

Based upon and subject to the foregoing, MPA is of the Opinion that the Arrangement is fair, from a financial point of view, to the Company.

CBCA Opinion

Terms of Reference

Innovation, Science and Economic Development Canada's Policy Statement 15.1 – "Policy Concerning Arrangements Under Section 192 of the CBCA" dated January 4, 2010 provides certain guidelines regarding opinions to be obtained from a financial adviser where a corporation seeks to implement a plan of arrangement pursuant to Section 192 of the CBCA. In that context, you have asked us to provide the CBCA Opinion.

CBCA Opinion Considerations

In arriving at the CBCA Opinion, MPA did not attribute any particular weight to any consideration, but rather made qualitative judgments based upon its experience in rendering such opinions and on prevailing circumstances, including current market conditions

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and overall financial analyses. Further, the CBCA Opinion addresses the Arrangement as a whole, and not any particular element of the Arrangement.

The assessment of the position of a security holder or fairness to a security holder, from a financial point of view, must be determined in the context of the particular transaction. In preparing the CBCA Opinion, MPA relied upon and considered the discussions, documents and materials referred to under "Scope of Review", reviewed with senior management of the Company and its advisors feasible alternatives available to the Company, and considered, among other things, the following matters:

CBCA Opinion Conclusion

Based upon and subject to the foregoing, MPA is of the Opinion that:

(i) the Secured Debtholders, the Unsecured Debtholders and the Existing Shareholders provided the Secured Debtholder Consideration, the Unsecured Debtholder Consideration and the Existing Shareholder Consideration, respectively, would be in a better position, from a financial point of view, under the Arrangement than if the Company were liquidated;

Yours very truly,

MPA Morrison Park Advisors Inc.

MPA MORRISON PARK ADVISORS INC.

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MPA Morrison Park Advisors Inc. First Canadian Place, 100 King Street West, Suite 2540, Toronto, Ontario M5X 1E1

L
APPENDIX L
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
NOTICE OF APPLICATION

L-1

notice to the parties listed below and any other party that properly submits a notice of appearance in accordance with the following paragraph.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the Applicants' lawyer or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicants' lawyer or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing, or as otherwise ordered by the Court.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date October 20, 2017

Issued by ______________________ Natasha Brown Registrar
Local registrar

Address of court office: 330 University Avenue
Toronto, Ontario M5G 1E7

TO: **THE DIRECTOR UNDER THE CANADA BUSINESS CORPORATIONS ACT**
Compliance & Policy Directorate
Corporations Canada, Industry Canada
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue West
Ottawa, ON, K1A 0C8

AND TO: **GOLDMAN SACHS BANK USA, Administrative Agent and Collateral Agent for the Secured Term Loans, Administrative Agent for the Equity Unsecured Bridge Loan, Administrative Agent for the Extended Unsecured Bridge Loan**
200 West Street, 16th Floor
New York, NY, 10282
Attention: SBD Operations
Email: gs-sbdagency-borrowernotices@ny.email.gs.com

AND TO: **U.S. BANK NATIONAL ASSOCIATION, Trustee and Collateral Agent for the Secured Notes, Trustee for the 9.50% Unsecured Notes, Trustee for the 7.00% Unsecured Notes**
13737 Noel Road, Suite 800
Dallas, Texas, 75240
For the Secured Notes and 9.50% Unsecured Notes
Attention: Damien Daley
Email: damien.daley@usbank.com
For the 7.00% Unsecured Notes
Attention: Global Corporate Trust Services
Fax: (972) 581-1660

AND TO: **OSLER, HOSKIN & HARCOURT LLP, Advisors to an ad hoc committee of secured debtholders**
100 King Street West, Suite 6200
Toronto, Ontario, M5X 1B8
Attention: Marc Wasserman / Martino Calvaruso
Email: mwasserman@osler.com / mcalvaruso@osler.com

AND TO: **BENNETT JONES LLP, Advisors to an ad hoc committee of unsecured debtholders**
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario, M5X 1A4
Attention: Kevin Zych / Sean Zweig
Email: zychk@bennettjones.com / zweigs@bennettjones.com

AND TO: **DAVIS POLK & WARDWELL, Counsel to Goldman Sachs Bank USA in its capacity as Administrative Agent for the Secured Term Loans, Equity Unsecured Bridge Loan and Extended Unsecured Bridge Loan**
450 Lexington Avenue
New York, NY, 10017
Attention: Damian Schaible
Email: damian.schaible@davispolk.com

APPLICATION

1. **THE APPLICANTS MAKE AN APPLICATION FOR:**

a) a preliminary interim order (the "**Preliminary Interim Order**") pursuant to section 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "**CBCA**") in connection with a proposed arrangement (the "**Arrangement**") with respect to Concordia International Corp. ("**CIC**") and Concordia Healthcare (Canada) Limited ("**CHCL**" and, together with CIC, the "**Applicants**") and involving the direct and indirect subsidiaries listed on Schedule "A" to this Notice of Application (the "**Subsidiary Guarantors**", and together with the Applicants, the "**Company**"), including a stay of proceedings;

b) an interim order pursuant to section 192(4) of the CBCA to address the calling, holding and conducting of meetings of the affected stakeholders to consider the Arrangement and other related relief (an "**Interim Order**");

c) a final order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA (a "**Final Order**"); and

d) such further and other relief as this Court may deem just.

2. **THE GROUNDS FOR THE APPLICATION ARE:**

a) CHCL is a corporation governed by the CBCA;

b) CIC is a corporation incorporated under the *Business Corporations Act*, R.S.O. 1990, c-B.16, as amended, and it is expected that in connection with the Arrangement, CIC will be continued under the CBCA in advance of the Applicants returning to the Court for a final order approving the Arrangement;

c) it is expected that, in connection with the Arrangement, CIC and CHCL will amalgamate;

d) the Subsidiary Guarantors are corporations established under the laws of the jurisdictions indicated in Schedule "A" to this Notice of Application;

e) the Applicants wish to effect fundamental changes in the nature of an arrangement under the provisions of the CBCA;

f) all statutory requirements under section 192 of the CBCA have been or will have been satisfied by the hearing of the within Application;

g) it is not practicable for the Applicants to effect the Arrangement under any other provision of the CBCA;

h) the Application has been put forward in good faith and is in the best interests of the Applicants and the stakeholders of the Applicants;

i) the requested provisions of the Preliminary Interim Order relating to a stay of proceedings are within the scope of subsection 192(4) of the CBCA and are reasonable in the circumstances;

j) the directions set forth in the Preliminary Interim Order (if granted), the Interim Order (if granted), and the requisite approval of the affected stakeholders will be followed and obtained by the hearing of the within Application;

k) this Notice of Application and the Preliminary Interim Order (if granted) will be sent to all of those listed in this Notice of Application;

l) certain of the debtholders and shareholders of the Company are resident outside of Ontario and will be served pursuant to the terms of any Preliminary Interim Order or other order for advice and directions granted by this Court and rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure;

m) rules 1.04, 1.05, 3.02, 14.05, 17.02, 37, 38 and 39 of the *Rules of Civil Procedure*;

n) section 192 of the CBCA; and

o) such further and other grounds as counsel may advise and this Court may permit.

3. **THE FOLLOWING DOCUMENTARY EVIDENCE** will be used at the hearing of the Application:

a) the affidavit of David Price sworn October 19, 2017, and the exhibits thereto;

b) any further affidavits to be sworn on behalf of the Applicants, with exhibits thereto, in connection with a motion for an Interim Order and a motion for a Final Order;

c) such further and other material as counsel may advise and this Court may permit.

October 20, 2017

GOODMANS LLP
Barristers & Solicitors
333 Bay Street, Suite 3400
Toronto, Canada M5H 2S7

Robert J. Chadwick (LSUC#: 35165K)
rchadwick@goodmans.ca

Brendan O'Neill (LSUC#: 43331J)
boneill@goodmans.ca

Caroline Descours (LSUC#: 58251A)
cdescours@goodmans.ca

Ryan Baulke (LSUC#: 66189O)
rbaulke@goodmans.ca

Tel: (416) 979-2211
Fax: (416) 979-1234

Lawyers for the Applicants

SCHEDULE "A"

SUBSIDIARY GUARANTORS

1. Concordia Laboratories Inc., S.a.R.L. – Luxembourg
2. Concordia Pharmaceuticals Inc., S.a.R.L. – Luxembourg
3. Concordia Investments (Jersey) Limited – Jersey
4. Concordia Financing (Jersey) Limited – Jersey
5. Amdipharm Holdings S.a.R.L. – Luxembourg
6. Amdipharm AG – Switzerland
7. Amdipharm B.V. – Netherlands
8. Amdipharm Limited – Ireland
9. Amdipharm Mercury Holdco UK Limited – United Kingdom
10. Amdipharm Mercury UK Ltd. – United Kingdom
11. Concordia Holdings (Jersey) Limited – Jersey
12. Amdipharm Mercury International Limited – Jersey
13. Concordia Investment Holdings (UK) Limited – United Kingdom
14. Mercury Pharma Group Limited – United Kingdom
15. Concordia International Rx (UK) Limited – United Kingdom
16. Abcur AB – Sweden
17. Mercury Pharmaceuticals Limited – United Kingdom
18. Focus Pharma Holdings Limited – United Kingdom
19. Focus Pharmaceuticals Limited – United Kingdom
20. Mercury Pharma (Generics) Limited– United Kingdom
21. Mercury Pharmaceuticals (Ireland) Limited – Ireland
22. Mercury Pharma International Limited – Ireland

Court File No. CV-17-584836-00CL

Applicants

*ONTARIO*
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

# NOTICE OF APPLICATION

GOODMANS LLP
Barristers & Solicitors
333 Bay Street, Suite 3400
Toronto, Canada M5H 2S7

**Robert J. Chadwick** LSUC#: 35165K
rchadwick@goodmans.ca
**Brendan O'Neill** LSUC#: 43331J
boneill@goodmans.ca
**Caroline Descours** LSUC#: 58251A
cdescours@goodmans.ca
**Ryan Baulke** LSUC#: 66189O
rbaulke@goodmans.ca

Tel: (416) 979-2211
Fax: (416) 979-1234

Lawyers for the Applicants

M
APPENDIX M
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
INTERIM ORDER

M-1

Court File No. CV-17-584836-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE REGIONAL	)	WEDNESDAY, THE 2ND
	)	
SENIOR JUSTICE MORAWETZ	)	DAY OF MAY, 2018

AMENDED INTERIM ORDER

THIS MOTION made by Concordia International Corp. ("**Concordia**") and Concordia Healthcare (Canada) Limited (together with Concordia, the "**Applicants**"), for an interim order for advice and directions pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, (the "**CBCA**") was heard this day at 161 Elgin St., Ottawa, Ontario.

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ON READING the Notice of Motion, the Notice of Application issued on October 20, 2017, the affidavit of David Price sworn October 19, 2017 and the affidavit of David Price sworn May 2, 2018 (the "**May Price Affidavit**"), including the plan of arrangement (the "**Plan of Arrangement**") substantially in the form attached as Appendix H to the draft Management Information Circular of the Applicants (the "**Information Circular**") which is attached as Exhibit C to the May Price Affidavit, and on hearing the submissions of counsel for the Applicants, the Initial Consenting Secured Debtholders, the Initial Consenting Unsecured Debtholders, the Secured Term Loan Agent, the Trustees, the Secured Swap Lender and those other parties present, and on being advised that the Director appointed under the CBCA (the "**Director**") does not consider it necessary to appear.

Definitions

1. **THIS COURT ORDERS** that capitalized terms used and not specifically defined herein shall have the meanings ascribed to them in the Information Circular or the Plan of Arrangement, as applicable.

Service

2. **THIS COURT ORDERS** that the requirement for service of the Notice of Motion is hereby dispensed with and that this Motion is properly returnable today.

The Meetings

3. **THIS COURT ORDERS** that the Applicants are permitted to call, hold and conduct a separate meeting in connection with the Arrangement for each of (i) the Secured Debtholders, (ii) the Unsecured Debtholders, and (iii) the Existing Shareholders, in each case to be held at

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the offices of Goodmans LLP located at 333 Bay Street, Suite 3400, Toronto, Ontario, as follows:

a) the meeting of the Secured Debtholders as of the Record Date (as defined below) (the "**Secured Debtholders' Meeting**") shall be held at 10:00 a.m. (Toronto time) on June 19, 2018, in order for the Secured Debtholders to consider, and if determined advisable, pass a resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the "**Secured Debtholders' Arrangement Resolution**");

b) the meeting of the Unsecured Debtholders as of the Record Date (the "**Unsecured Debtholders' Meeting**" and, together with the Secured Debtholders' Meeting, the "**Debtholders' Meetings**") shall be held at 10:30 a.m. (Toronto time) on June 19, 2018, in order for the Unsecured Debtholders to consider, and if determined advisable, pass a resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the "**Unsecured Debtholders' Arrangement Resolution**");

c) the meeting of the Existing Shareholders as of the Record Date (the "**Shareholders' Meeting**", and together with the Debtholders' Meetings, the "**Meetings**") shall be held at 11:00 a.m. (Toronto time) on June 19, 2018, in order for the Existing Shareholders to consider, and if determined advisable, pass a resolution authorizing, adopting and approving, with or without variation (i) the Continuance (the "**Continuance Resolution**"), (ii) the issuance of the New Common Shares (the "**Shareholders' TSX Issuance Resolution**") (iii) the

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institution and adoption of the Management Incentive Plan (the "**Shareholders' TSX MIP Resolution**"), and (iv) the Arrangement and the Plan of Arrangement (the "**Shareholders' Arrangement Resolution**", together with the Continuance Resolution, the Shareholders' TSX Issuance Resolution and the Shareholders' TSX MIP Resolution, the "**Shareholders' Resolutions**", and the Shareholders' Resolutions together with the Secured Debtholders' Arrangement Resolution and the Unsecured Debtholders' Arrangement Resolution, the "**Resolutions**"). For greater certainty, nothing in this Interim Order shall prohibit Concordia from holding its annual meeting of shareholders concurrently with the Shareholders' Meeting, and nothing herein shall restrict or prohibit Concordia from proceeding with its annual meeting of shareholders in the event of a postponement or adjournment of the Shareholders' Meeting.

4. **THIS COURT ORDERS** that the Debtholders' Meetings shall be called, held and conducted in accordance with the CBCA, the rulings and directions of the Chair, this Interim Order and the applicable notices of the Meetings which accompany the Information Circular (the "**Notices of Meetings**"), subject to what may be provided hereafter and subject to further order of this Court.

5. **THIS COURT ORDERS** that the Shareholders' Meeting shall be called, held and conducted in accordance with the *Business Corporations Act* R.S.O. 1990, c B.16 (the "**OBCA**"), the by-laws of Concordia, the rulings and directions of the Chair, this Interim Order and the applicable Notice of Meeting, subject to what may be provided hereafter and subject to further order of this Court.

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6. **THIS COURT ORDERS** that the record date for determination of the Secured Debtholders, Unsecured Debtholders and Existing Shareholders entitled to notice of, and to vote at, the Meetings shall be 5:00 p.m. (Toronto time) on May 9, 2018 (the "**Record Date**"), and the record date for (a) determination of the Secured Term Loan Lenders entitled to make a New Senior Secured Notes Election, and (b) determination of the Secured Term Loan Lenders and Secured Swap Lender entitled to make a New Senior Secured Term Loans Currency Election shall be 5:00 p.m. (Toronto time) on June 27, 2018, or such other date as the Applicants and the Majority Initial Consenting Debtholders may agree acting reasonably, in each case subject to the terms of this Interim Order.

7. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Secured Debtholders' Meeting shall be:

a) the Secured Debtholders as of the Record Date, or their authorized proxyholders, and their respective advisors, including the advisors to the Consenting Secured Debtholders;

b) the officers, directors, auditors and advisors of the Applicants;

d) the Director; and

e) other persons who may receive the permission of the Chair of the Secured Debtholders' Meeting,

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and the Consenting Unsecured Debtholders and their advisors shall be entitled to attend and observe at the Secured Debtholders' Meeting.

8. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Unsecured Debtholders' Meeting shall be:

a) the Unsecured Debtholders as of the Record Date, or their authorized proxyholders, and their respective advisors, including the advisors to the Consenting Unsecured Debtholders;

b) the officers, directors, auditors and advisors of the Applicants;

d) the Director; and

e) other persons who may receive the permission of the Chair of the Unsecured Debtholders' Meeting,

and the Consenting Secured Debtholders and their advisors shall be entitled to attend and observe at the Unsecured Debtholders' Meeting.

9. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Shareholders' Meeting shall be:

a) the Existing Shareholders as of the Record Date, or their authorized proxyholders, and their respective advisors;

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b) the officers, directors, auditors and advisors of the Applicants;

c) the Director; and

d) other persons who may receive the permission of the Chair of the Shareholders' Meeting,

10. **THIS COURT ORDERS** that the Applicants may transact such other business at the Meetings as is contemplated in the Information Circular, or as may otherwise be properly brought before the Meetings.

Chair and Quorum

11. **THIS COURT ORDERS** that the Chair of each of the Meetings shall be determined by the Applicants and that the quorum at each of the Secured Debtholders' Meeting, the Unsecured Debtholders' Meeting and the Shareholders' Meeting shall be satisfied if two or more persons entitled to vote at such Secured Debtholders' Meeting, Unsecured Debtholders' Meeting or Shareholders' Meeting, respectively, are present, in person or represented by proxy, at the outset of such Secured Debtholders' Meeting, Unsecured Debtholders' Meeting or Shareholders' Meeting, respectively.

Amendments to the Arrangement and Plan

12. **THIS COURT ORDERS** that the Applicants are authorized to make, subject to the terms of paragraph 13 below, the Support Agreement, the Subscription Agreement and the Plan of Arrangement, such amendments, modifications or supplements to the Arrangement and the

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Plan of Arrangement as they may determine without any additional notice to the Secured Debtholders, the Unsecured Debtholders or the Existing Shareholders, or others entitled to receive notice under paragraphs 17 and 24 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Secured Debtholders, Unsecured Debtholders and Existing Shareholders at the Meetings and shall be the subject of the applicable Resolutions. Amendments, modifications or supplements to the Arrangement and Plan of Arrangement may be made following the Meetings, but shall be subject to the terms of the Support Agreement, the Subscription Agreement and Plan of Arrangement and, if appropriate, further direction by this Court at the hearing for the final order approving the Arrangement (the "**Final Order**").

13. **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 12, above, would, if disclosed, reasonably be expected to affect a Secured Debtholder's, Unsecured Debtholder's or Existing Shareholder's decision to vote for or against the applicable Resolution, notice of such amendment, modification or supplement shall be distributed prior to the relevant Meeting, by press release, newspaper advertisement, prepaid ordinary mail, e-mail, or by the method most reasonably practicable in the circumstances, as the Applicants may determine, provided that the Applicants shall provide notice of such amendment, modification or supplement to the Trustees and Agents.

Information Circular

14. **THIS COURT ORDERS** that the Applicants are authorized, subject to the Support Agreement and the Subscription Agreement, to make such amendments, revisions and/or supplements to the draft Information Circular as they may determine and the Information

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Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 17 and 24 hereof.

Adjournments and Postponements

15. **THIS COURT ORDERS** that the Applicants are authorized, if they deem advisable in consultation with the Majority Initial Consenting Debtholders, and subject to the terms of the Support Agreement, to adjourn or postpone one or more of the Meetings on one or more occasions, without the necessity of first convening such Meetings or first obtaining any vote of the Secured Debtholders, Unsecured Debtholders or Existing Shareholders, as applicable, respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Applicants may determine is appropriate in the circumstances.

16. **THIS COURT ORDERS** that any adjournment or postponement of one or more of the Meetings shall not have the effect of modifying the Record Date for persons entitled to receive notice of or vote at such Meetings. At any subsequent reconvening of an adjourned or postponed Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convened Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of such adjourned or postponed Meeting.

Notice of Debtholders' Meetings and Debtholder Solicitation Process

17. **THIS COURT ORDERS** that, to effect notice of the Secured Debtholders' Meeting and the Unsecured Debtholders' Meeting, the Applicants shall send the Information Circular

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(including the applicable Notice of Meeting, the Notice of Application and this Interim Order), as well as:

a) for the Secured Debtholders (i) the Secured Debtholder proxy and the form of the Secured Debtholder Voting Information Form (including any electronic version thereof for use by DTC, CDS and/or Broadridge (as defined below)) (the "**Secured Debtholder VIF**"), which Secured Debtholder VIF shall provide a Secured Debtholder (and, in the case of a Secured Noteholder, the beneficial Secured Noteholder) with the opportunity to instruct Concordia (or its agents), and in the case of a Secured Noteholder, its Intermediary (as defined below), how it wishes to vote its Secured Debt at the Secured Debtholders' Meeting (the "**Secured Debtholder Instructions**"), (ii) in the case of Secured Term Loan Lenders, the form of New Senior Secured Notes Election Form (the "**New Senior Secured Notes Election Form**"), which New Senior Secured Notes Election Form shall provide a Secured Term Loan Lender with the opportunity to instruct Concordia (or its agent) whether it wishes to make a New Senior Secured Notes Election, and (iii) in the case of the Secured Term Loan Lenders and the Secured Swap Lender, the form of New Senior Secured Term Loans Currency Election Form (the "**New Senior Secured Term Loans Currency Election Form**"), which New Senior Secured Term Loans Currency Election Form shall provide a Secured Term Loan Lender and a Secured Swap Lender with the opportunity to instruct Concordia (or its agent) how it wishes to make a New Senior Secured Term Loans Currency Election (collectively, and together with, subject to the Support Agreement, such amendments or additional

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documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order, the "**Secured Debtholder Meeting Package**");

b) for the Unsecured Debtholders, the Unsecured Debtholder proxy and the form of Unsecured Debtholder Voting Information Form (including any electronic version thereof for use by DTC, CDS and/or Broadridge) (the "**Unsecured Debtholder VIF**") (collectively, and together with, subject to the Support Agreement, such amendments or additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order, the "**Unsecured Debtholder Meeting Package**", and together with the Secured Debtholder Meeting Package, the "**Debtholder Meeting Packages**"), which Unsecured Debtholder VIF shall provide an Unsecured Debtholder (and, in the case of an Unsecured Noteholder, the beneficial Unsecured Noteholder) with the opportunity to instruct Concordia (or its agents), and in the case of an Unsecured Noteholder, its Intermediary, how it wishes to vote its Unsecured Debt at the Unsecured Debtholders' Meeting (the "**Unsecured Debtholder Instructions**" and, together with the Secured Debtholder Instructions, the "**Debtholder Instructions**"),

in each case to Kingsdale Advisors (the "**Proxy and Information Agent**") for distribution in accordance with this Interim Order. For the avoidance of doubt, all Debtholder Meeting Packages and all other communications or documents to be sent pursuant to this Interim Order shall be distributed by or on behalf of the Applicants.

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18. **THIS COURT ORDERS** that, as soon as practicable after the Record Date, the Secured Term Loan Agent and the Unsecured Equity Bridge Loan Agent (collectively, the "**Agents**") shall provide or cause to be provided to the Proxy and Information Agent a list (the "**Secured Term Loan Lenders List**" and the "**Unsecured Equity Bridge Loan Lenders List**", respectively) showing the names, e-mail addresses and such other contact information as the Applicants or the Proxy and Information Agent may reasonably request, in each case that is reasonably available to the applicable Agent in the ordinary course of business, of all of the registered Secured Term Loan Lenders and Unsecured Equity Bridge Loan Lenders, respectively, and the principal amount of Secured Debt and Unsecured Debt held by each Secured Term Loan Lender and Unsecured Equity Bridge Loan Lender under the Secured Term Loan Credit Agreement and Unsecured Equity Bridge Loan Agreement, respectively, as of the Record Date.

19. **THIS COURT ORDERS** that, as soon as practicable after the Record Date, each of the 7.00% Unsecured Notes Trustee, the 9.50% Unsecured Notes Trustee and the Secured Notes Trustee (collectively, the "**Trustees**") shall request, and promptly upon receipt shall provide, or cause to be provided, to the Applicants and the Proxy and Information Agent a list showing the names and addresses of all persons who are participants (each, an "**Intermediary**") holding the Secured Notes and/or the Unsecured Notes in the clearing, settlement and depositary systems operated by DTC and/or CDS (as applicable) and the principal amount of Secured Notes and Unsecured Notes, as applicable, held by each Intermediary as of the Record Date (the "**Intermediaries Lists**").

20. **THIS COURT ORDERS** that, upon receipt by the Proxy and Information Agent of the Intermediaries Lists, the Proxy and Information Agent shall send a Secured Debtholder

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Meeting Package (excluding the New Senior Secured Notes Election Form and the New Senior Secured Term Loans Currency Election Form) and an Unsecured Debtholder Meeting Package to each of DTC and CDS who are the sole registered holders of the Secured Notes and the Unsecured Notes and shall, through the facilities of CDS, DTC, Broadridge Investor Communication Solutions, Canada, a subsidiary of Broadridge Financial Solutions, Inc. ("**Broadridge**"), and any other applicable proxy mailing service providers, provide, or cause to be provided, in a timely manner and in accordance with customary practices, one Secured Debtholder Meeting Package (excluding the New Senior Secured Notes Election Form and the New Senior Secured Term Loans Currency Election Form) and one Unsecured Debtholder Meeting Package to each beneficial Secured Noteholder and beneficial Unsecured Noteholder (collectively, the "**Noteholders**"), respectively, that has an account (directly or indirectly through an agent or custodian) with the Intermediaries.

21. **THIS COURT ORDERS** that each Intermediary shall take any and all reasonable action required to assist any beneficial Noteholder which has an account (directly or through an agent or custodian) with such Intermediary in returning to the Intermediary its Secured Debtholder Instructions and Unsecured Debtholder Instructions, as applicable, or such other documentation (or electronic instructions) as the Intermediary may customarily request from a beneficial Noteholder for purposes of enabling it to vote at the applicable Meeting and to deliver its Debtholder Instructions.

22. **THIS COURT ORDERS** that concurrently with the mailing of the Debtholder Meeting Packages as contemplated in paragraph 20 above, DTC and CDS shall, in accordance with their customary procedures:

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a) cause to be delivered through the Intermediaries to each beneficial Secured Noteholder an electronic version of the Secured Debtholder VIF and establish a voluntary corporate action pursuant to DTC's Automated Tender Offer Program or any similar program which provides each beneficial Secured Noteholder with the opportunity to submit its Secured Debtholder Instructions; and

b) cause to be delivered through the Intermediaries to each beneficial Unsecured Noteholder an electronic version of DTC's Unsecured Debtholder VIF and establish a voluntary corporate action pursuant to the Automated Tender Offer Program or any similar program which provides each beneficial Unsecured Noteholders with the opportunity to submit its Unsecured Debtholder Instructions.

23. **THIS COURT ORDERS** that, as soon as practicable after receipt of the Debtholder Meeting Packages pursuant to paragraph 17 above, the Proxy and Information Agent shall send, or cause to be sent, by pre-paid ordinary or first-class mail, recognized courier service, e-mail or such other means as the Applicants may determine, in consultation with the Proxy and Information Agent, Broadridge and the applicable Trustees and Agents, are reasonable in the circumstances as follows:

a) a Secured Debtholder Meeting Package (excluding the New Senior Secured Notes Election Form and the New Senior Secured Term Loans Currency Election Form) to the Secured Notes Trustee and an Unsecured Debtholder Meeting Package to each of the 7.00% Unsecured Notes Trustee and the 9.50% Unsecured Notes Trustee;

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b) sufficient copies of the Secured Debtholder Meeting Packages to Broadridge to provide one Secured Debtholder Meeting Package to each Secured Term Loan Lender as at the Record Date, and Broadridge shall, through its customary procedures (which may include distribution through e-mail or electronic download), distribute one Secured Debtholder Meeting Package to each Secured Term Loan Lender as of the Record Date;

c) sufficient copies of the Unsecured Debtholder Meeting Packages to Broadridge to provide one Unsecured Debtholder Meeting Package to each lender under the Unsecured Equity Bridge Loan Agreement (the "**Unsecured Equity Bridge Loan Lenders**") as of the Record Date, and Broadridge shall, through its customary procedures (which may include electronic distribution), distribute one Unsecured Debtholder Meeting Package to each Unsecured Equity Bridge Loan Lender as of the Record Date;

d) a Secured Debtholder Meeting Package (excluding the New Senior Secured Notes Election Form) to the Secured Swap Lender to the address or other contact information in the books and records of the Applicants for the Secured Swap Lender; and

e) an Unsecured Debtholder Meeting Package to the Subordinated Promissory Noteholder to the address or other contact information in the books and records of the Applicants for the Subordinated Promissory Noteholder,

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and Concordia and the Proxy and Information Agent shall post electronic copies of the Debtholder Meeting Packages on their respective websites, all in accordance with this Interim Order.

Notice of Shareholders' Meeting and Proxy Solicitation Process

24. **THIS COURT ORDERS** that, in order to effect notice of the Shareholders' Meeting, the Applicants shall send the Information Circular (including the applicable Notice of Meeting, the Notice of Application and this Interim Order), the form of proxy and the Letter of Transmittal, along with, subject to the Support Agreement, such amendments or additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order (collectively, the "**Shareholder Meeting Packages**"), to:

a) the registered Existing Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

i) by pre-paid ordinary or first-class mail at the addresses of the Existing Shareholders as they appear on the books and records of Concordia, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Concordia;

ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

17

iii) by facsimile or electronic transmission to any Existing Shareholder, who is identified to the satisfaction of Concordia, who requests such transmission in writing and, if required by Concordia, who is prepared to pay the charges for such transmission;

b) the non-registered beneficial Existing Shareholders by providing sufficient copies of the Shareholder Meeting Packages to Intermediaries (or their agents) in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

c) the respective directors and auditors of the Applicants, and to the Director, by delivery in person, by recognized courier service, by pre-paid ordinary mail, first-class mail, facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and, for the avoidance of doubt, all Shareholder Meeting Packages and all other communications or documents to be sent pursuant to this Interim Order shall be distributed by or on behalf of the Applicants.

25. **THIS COURT ORDERS** that accidental failure or omission by the Applicants, the Proxy and Information Agent, CDS, DTC, Broadridge, any other applicable proxy mailing service providers, the Intermediaries, the Trustees, the Agents or any other person referenced in this Interim Order to give notice of the Meetings or to distribute the Debtholder Meeting Packages or the Shareholder Meeting Packages to any person entitled by this Interim Order to receive notice or the applicable package, or any failure or omission to give such notice or

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deliver such package as a result of events beyond the reasonable control of the Applicants, or the non-receipt of such notice or non-delivery of such package shall not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at each of the Meetings. If any such failure or omission is brought to the attention of the Proxy and Information Agent or the Applicants, the Proxy and Information Agent and the Applicants shall use their reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

26. **THIS COURT ORDERS** that in the event of a postal strike, lockout or event that prevents, delays, or otherwise interrupts mailing or delivery of the Debtholder Meeting Packages pursuant to paragraphs 17 to 23 of this Interim Order or the distribution of the Shareholder Meeting Packages pursuant to paragraph 24 of this Interim Order, the issuance of a press release containing the details of the date, time and place of the Meetings, steps that may be taken by Secured Debtholders, Unsecured Debtholders and Existing Shareholders, as applicable, to deliver or transmit proxies, and that the Information Circular will be provided by electronic mail or by courier upon request made by a Secured Debtholder, Unsecured Debtholder or Existing Shareholder, will be deemed good and sufficient service upon the Secured Debtholders, Unsecured Debtholders and Existing Shareholders of the Meeting Packages and shall be deemed to satisfy the requirements of Section 135 of the CBCA and Section 96 of the OBCA.

27. **THIS COURT ORDERS** that distribution of the Debtholder Meeting Packages pursuant to paragraphs 17 to 23 of this Interim Order and the distribution of the Shareholder Meeting Packages pursuant to paragraph 24 of this Interim Order shall constitute notice of the Meetings and the Record Date and good and sufficient service of the within Application upon

19

the persons described in paragraphs 17 and 24 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Debtholder Meeting Packages or the Shareholder Meeting Packages or any portion thereof need be made, or notice given or other material served in respect of these proceedings, the Meetings and/or the Record Date to such persons or to any other persons (whether pursuant to the CBCA, OBCA or otherwise), except to the extent required by paragraph 13 above.

Amendments to the Meetings Packages

28. **THIS COURT ORDERS** that, subject to the terms of the Support Agreement and the Subscription Agreement, the Applicants are hereby authorized to make such amendments, revisions or supplements to the Debtholder Meeting Packages and/or Shareholder Meeting Packages as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order ("**Additional Information**"), and that notice of such Additional Information may, subject to paragraph 13, be distributed in accordance with paragraphs 17 to 24, above, or by such other the method most reasonably practicable in the circumstances, as the Applicants may determine.

Early Consent Consideration

29. **THIS COURT ORDERS** that in order to be eligible to receive any Secured Debtholder Early Consent Cash Consideration or Unsecured Debtholder Early Consent Shares (together, the "**Early Consent Consideration**"), as applicable, beneficial Noteholders:

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Noteholders, (i) their Debtholder Instructions, as applicable, and (ii) their duly completed proxy or voting information form, as applicable (or such other documentation as the Intermediary may customarily request from a beneficial Noteholder for purposes of properly obtaining its voting instructions), to permit their respective Intermediary to duly complete and submit in a timely manner through the electronic systems and facilities of CDS and/or DTC, and through a Master Proxy submitted to the Proxy and Information Agent, the beneficial Noteholder's voting preferences, as applicable, by the Early Consent Date, and such Debtholder Instructions and proxy or voting information form, as applicable, must all instruct a vote in favour of the applicable Resolution; and

b) must not have withdrawn or changed their Debtholder Instructions prior to the Effective Date,

and the Intermediaries shall verify the holdings of the Secured Notes and Unsecured Notes, as applicable, as at the Early Consent Date of the beneficial Noteholders that submit their Debtholder Instructions in accordance with this paragraph 29 and shall provide such holdings information, together with a detailed registration report and Master Proxy of the Secured Debtholder Instructions, Unsecured Debtholder Instructions and all other applicable voting instructions received by such Intermediary to the Proxy and Information Agent by the Early Consent Date; provided, however, that a registered Noteholder that is party to the Support Agreement on the Effective Date and that voted in favour of the applicable Resolution by the Voting Deadline shall be eligible to receive its applicable Early Consent Consideration.

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30. **THIS COURT ORDERS** that in order to be eligible to receive the applicable Early Consent Consideration,

b) the Subordinated Promissory Noteholder and the Secured Swap Lender must each submit to the Proxy and Information Agent,

on or prior to the Early Consent Date, or such earlier deadline as the Proxy and Information Agent or Broadridge, as applicable, may advise, their Debtholder Instructions, as applicable, by way of a duly completed proxy and duly completed Secured Debtholder VIF or Unsecured Debtholder VIF (or, in the case of the Secured Term Loan Lenders and the Unsecured Equity Bridge Loan Lenders, by providing such other documentation or taking such other action as Broadridge may customarily request for the purposes of properly obtaining voting instructions), as applicable, pursuant to which such Secured Debtholders and Unsecured Debtholders submit their Secured Debtholder Instructions and Unsecured Debtholder Instructions, respectively, and (i) such Secured Debtholder Instructions and Unsecured Debtholder Instructions must all instruct a vote in favour of the applicable Resolution, and (ii) such Secured Debtholder Instructions and Unsecured Debtholder Instructions must not have been withdrawn or changed prior to the Effective Date. Broadridge shall provide reports of the Secured Debtholder Instructions, Unsecured Debtholder Instructions and all other applicable voting instructions received by it from the Secured Term Loan Lenders and the Unsecured Equity Bridge Loan Lenders, as applicable, to the Proxy and Information Agent by the Early Consent Date; provided, however, that the Secured Term Loan Lenders, the Secured Swap Lender, the

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Unsecured Equity Bridge Loan Lenders and the Subordinated Promissory Noteholder that are party to the Support Agreement on the Effective Date and that voted in favour of the applicable Resolution by the Voting Deadline shall be eligible to receive the applicable Early Consent Consideration. The Proxy and Information Agent shall, using the Secured Term Loan Lenders List and the Unsecured Term Loan Lenders List, verify the holdings of the Secured Debt and Unsecured Debt, as applicable, of the Secured Term Loan Lenders and the Unsecured Equity Bridge Loan Lenders that submit their Secured Debtholder Instructions and Unsecured Debtholder Instructions in accordance with this paragraph 30 as soon as practicable after receipt of such reports from Broadridge.

30A. **THIS COURT ORDERS** that, in respect of any Secured Debtholder or Unsecured Debtholder that acquires Secured Term Loans or Unsecured Equity Bridge Loans following the Record Date (a "**Post Record Date Purchaser**"), in order to be eligible to receive the applicable Early Consent Consideration, such Post Record Date Purchaser shall be required to provide evidence satisfactory to the Applicants and the Proxy and Information Agent, acting reasonably, that the Secured Term Loans or Unsecured Equity Bridge Loans, as applicable, purchased by the Post Record Date Purchaser were voted by the applicable holder of such Secured Term Loans or Unsecured Equity Bridge Loans as of the Record Date in favour of the applicable Resolution on or prior to the Early Consent Date (or in the case of a party to the Support Agreement, the Voting Deadline) pursuant to the terms of this Interim Order and that such vote was not withdrawn or changed. For greater certainty, in order for any Secured Debtholder or Unsecured Debtholder to be eligible to receive the applicable Early Consent Consideration, it must satisfy the applicable requirements under the Plan of Arrangement (as such Plan of Arrangement may be amended pursuant to the terms of this Interim Order).

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Voting by VIFs and Proxies

31. **THIS COURT ORDERS** that the Applicants are authorized to use the forms of proxy and voting instructions forms, including the Secured Debtholder VIF and Unsecured Debtholder VIF, along with, subject to the Support Agreement, such amendments and additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order. The Applicants are authorized, at their expense, to solicit proxies, directly or through their officers, directors or employees, and through the Proxy and Information Agent, Broadridge and such other agents or representatives as the Applicants may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine. The Applicants may waive generally, in their discretion, the time limits set out in the Information Circular for the deposit or revocation of proxies and/or the delivery of completed proxies, as applicable, if the Applicants deem it advisable to do so.

32. **THIS COURT ORDERS** that if not otherwise cast in accordance with paragraphs 29 and 30 above, in order to cast a vote at the applicable Meeting:

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documentation as the Intermediary may customarily request from such Noteholder for purposes of properly obtaining their voting instructions);

b) the Secured Term Loan Lenders and the Unsecured Equity Bridge Loan Lenders must submit to Broadridge, at or prior to the Voting Deadline, or such reasonable earlier deadline as Broadridge may advise the Unsecured Equity Bridge Loan Lenders and the Secured Term Loan Lenders, as applicable, their duly completed proxy or voting information form, as applicable (or such other documentation as Broadridge may customarily request from such Unsecured Equity Bridge Loan Lenders and Secured Term Loan Lenders, as applicable, for purposes of properly obtaining their voting instructions), and Broadridge shall provide the proxies and voting instructions received from Secured Term Loan Lenders and Unsecured Equity Bridge Loan Lenders, together with summary reports thereof, to the Proxy and Information Agent as soon as practicable following the Voting Deadline; and

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33. **THIS COURT ORDERS** that (i) each Intermediary shall verify the holdings of the Secured Debt and Unsecured Debt, as applicable, of the Debtholders that submit their duly completed proxies to such Intermediary pursuant to paragraphs 29 to 32 above, and shall provide such holdings information and voting instructions to the Proxy and Information Agent by the Voting Deadline, and (ii) the Proxy and Information Agent shall verify the holdings of the Secured Debt and Unsecured Debt, as applicable, as set forth in the reports of voting instructions delivered by Broadridge to the Proxy and Information Agent in accordance with paragraph 32(b) above.

34. **THIS COURT ORDERS** that in order to cast its vote at the Shareholders' Meeting, the Existing Shareholders must submit, or cause to be submitted, to the Transfer Agent by the Voting Deadline, their duly completed proxies in accordance with the instructions contained therein. The Transfer Agent shall provide the proxies received from Existing Shareholders together with a summary thereof to the Proxy and Information Agent as soon as practicable following the Voting Deadline.

35. **THIS COURT ORDERS** that, notwithstanding paragraphs 33 and 34, the Applicants shall have the discretion to accept for voting purposes any duly completed proxy or voting information form, as applicable, filed at the applicable Meeting prior to the commencement of such Meeting and the Applicants are hereby authorized to use reasonable discretion as to the adequacy of compliance with respect to the manner in which any proxy or voting information form is completed and executed, or electronically submitted, and may waive strict compliance with the requirements in connection with the requirements in connection with the deadlines imposed in connection therewith.

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properly brought before the Secured Debtholders' Meeting, shall be those Secured Debtholders as at the Record Date, provided that beneficial Secured Noteholders shall be deemed to transfer their rights to vote on the Secured Debtholders' Arrangement Resolution, attend the Secured Debtholders' Meeting and make the Secured Debtholder Instructions associated with their Secured Notes upon any transfer of beneficial ownership of such Secured Notes to any transferee of such Secured Notes on or prior to the Voting Deadline or such earlier date as its Intermediary may advise, (ii) on the Unsecured Debtholders' Arrangement Resolution, or such other business as may be properly brought before the Unsecured Debtholders' Meeting, shall be those Unsecured Debtholders as at the Record Date, provided that beneficial Unsecured Noteholders shall be deemed to transfer their rights to vote on the Unsecured Debtholders' Arrangement Resolution and to attend the Unsecured Debtholders' Meeting associated with their Unsecured Notes upon the transfer of beneficial ownership of such Unsecured Notes to any transferee of such Unsecured Notes on or prior to the Voting Deadline or such earlier date as its Intermediary may advise, and (iii) on the Shareholders' Resolutions, or such other business as may be properly brought before the Shareholders' Meeting, shall be the Existing Shareholders as at the Record Date. Illegible votes, spoiled votes, defective votes and abstentions in respect of any ballot(s) conducted at the applicable Meeting shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the applicable Resolution.

40. **THIS COURT ORDERS** that votes shall be taken at each of (i) the Secured Debtholders' Meeting in respect of the Secured Debtholders' Arrangement Resolution and any other items of business affecting the Applicants properly brought before such Meeting and (ii) the Unsecured Debtholders' Meeting in respect of the Unsecured Debtholders' Arrangement

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Resolution and any other items of business affecting the Applicants properly brought before such Meeting on the basis of one vote per US$1,000 of principal amount of Secured Debt or Unsecured Debt, as applicable, owing to the applicable registered Debtholder as at the Record Date.

41. **THIS COURT ORDERS** that for the purposes of determining the principal amount of Secured Debt entitled to vote at the Secured Debtholders' Meeting, any Secured Debt denominated in GBP shall be converted to US Dollars based on the U.S. Federal Reserve daily US Dollar to GBP exchange rate in effect on the Record Date.

42. **THIS COURT ORDERS** that votes shall be taken at the Shareholders' Meeting in respect of the Shareholders' Resolutions and in respect of matters properly brought before the Shareholders' Meeting on the basis of one vote per Common Share owned as at the Record Date.

43. **THIS COURT ORDERS** that in order for the Plan of Arrangement to be considered to have been approved at each Meeting, subject to further Order of this Court, (i) the Secured Debtholders' Arrangement Resolution must be passed, with or without variation, at the Secured Debtholders' Meeting by an affirmative vote of at least two-thirds (66⅔%) of the votes cast in respect of the Secured Debtholders' Arrangement Resolution at the Secured Debtholders' Meeting in person or by proxy by the Secured Debtholders, (ii) the Unsecured Debtholders' Arrangement Resolution must be passed, with or without variation, at the Unsecured Debtholders' Meeting by an affirmative vote of at least two-thirds (66⅔%) of the votes cast in respect of the Unsecured Debtholders' Arrangement Resolution at the Unsecured Debtholders' Meeting in person or by proxy by the Unsecured Debtholders, and (iii) the Shareholders'

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Arrangement Resolution must be passed, with or without variation, at the Shareholders' Meeting by an affirmative vote of at least two-thirds (66⅔%) of the votes cast in respect of the Shareholders' Arrangement Resolution at the Shareholders' Meeting in person or by proxy by the Existing Shareholders; provided, however, that nothing herein shall restrict the Applicants from seeking approval by the Court of the Final Order in the event that the Shareholders' Arrangement Resolution is not passed in accordance with this paragraph 43. The votes set out in subparagraphs (i) and (ii) above shall be sufficient to authorize the Applicants, the Proxy and Information Agent and the Trustees and Agents to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular, as it may be amended, revised and/or supplemented pursuant to the terms of this Interim Order or further Order of the Court, without the necessity of any further approval by the Secured Debtholders, Unsecured Debtholders and Existing Shareholders, subject only to final approval of the Arrangement by this Court and the satisfaction or waiver of the conditions to the Plan of Arrangement pursuant to its terms, including those set forth in the Support Agreement and the Subscription Agreement pursuant to their terms.

New Senior Secured Notes Elections

44. **THIS COURT ORDERS** that in order for a Secured Term Loan Lender to make a New Senior Secured Notes Election as contemplated by the Plan of Arrangement, a Secured Term Loan Lender will be required to deliver a duly completed and validly executed New Senior Secured Notes Election Form to the Proxy and Information Agent prior to the New Senior Secured Notes Election Deadline in accordance with the instructions contained therein, this Interim Order and the Plan of Arrangement. The Applicants shall, in their discretion, have

30

the right to accept a New Senior Secured Notes Election Form after the New Senior Secured Notes Election Deadline and otherwise waive any deficiencies with respect to a New Senior Secured Notes Election Form. All elections made pursuant to any New Senior Secured Notes Election Forms duly submitted pursuant to this paragraph 44, and any potential re-allocations of such elections, shall be governed by the terms of the Plan of Arrangement.

New Senior Secured Term Loans Currency Elections

45. **THIS COURT ORDERS** that in order for a Secured Term Loan Lender or Secured Swap Lender to make a New Senior Secured Term Loans Currency Election as contemplated by the Plan of Arrangement, a Secured Term Loan Lender or Secured Term Loan Lender will be required to deliver a duly completed and validly executed New Senior Secured Term Loans Currency Election Form to the Proxy and Information Agent prior to the New Senior Secured Term Loans Currency Election Deadline in accordance with the instructions contained therein, this Interim Order and the Plan of Arrangement. The Applicants shall, in their discretion, have the right to accept a New Senior Secured Term Loans Currency Election Form after the New Senior Secured Term Loans Currency Election Deadline and otherwise waive any deficiencies with respect to a New Senior Secured Term Loans Currency Election Form. All elections made pursuant to any New Senior Secured Term Loans Currency Election Forms duly submitted pursuant to this paragraph 45, and any potential re-allocations of such elections, shall be governed by the terms of the Plan of Arrangement.

Hearing of Application for Approval of the Arrangement

46. **THIS COURT ORDERS** that following the Meetings the Applicants may apply to this Court for final approval of the Arrangement (the "**Final Order Application**"); provided that

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notwithstanding the foregoing, the Applicants shall not be required to hold the Shareholders' Meeting in order to seek final approval of the Arrangement at the Final Order Application.

47. **THIS COURT ORDERS** that, promptly following the granting of this Interim Order, the Applicants shall issue a press release concerning the granting of the Interim Order and a summary of the proposed terms of the Arrangement to be considered at the Meetings and the Final Order Application, and related relief to be sought at the Final Order Application.

48. **THIS COURT ORDERS** that, following the granting of this Interim Order, the Applicants shall cause a notice concerning the granting of the Interim Order and the relief to be sought at the Final Order Application to be published in The Globe and Mail (National Edition), The Financial Times, and the Wall Street Journal by no later than 5:00 p.m. on May 9, 2018, or such later date as the Applicants and the Majority Initial Consenting Debtholders may agree, which notice shall be substantially in the form attached at Appendix P to the Information Circular.

49. **THIS COURT ORDERS** that, following the granting of this Interim Order, the Applicants shall provide notice of the Final Order Application to all counsel representing the plaintiffs in each of the Existing Equity Class Action Claims by providing such persons with a copy of the Notice of Application , the motion record in respect of this Interim Order, a copy of this Interim Order, by no later than 5:00 p.m. on May 9, 2018, or such later date as the Applicants and the Majority Initial Consenting Debtholders may agree, and shall also provide such counsel with a copy of the Information Circular once finalized and distributed by the Applicants pursuant to paragraphs 17 to 24.

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50. **THIS COURT ORDERS** that the (i) distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraph 17 to 24, and (ii) the additional actions described in paragraphs 47, 48 and 49 above, shall constitute good and sufficient service of the Notice of Application, this Interim Order and the Final Order Application on all interested persons and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 51 below.

51. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for the Applicants as soon as reasonably practicable, and, in any event, no less than four (4) days before the hearing of the Final Order Application at the following addresses:

with a copy to the Service List in these proceedings.

52. **THIS COURT ORDERS** that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i) the Applicants;

ii) the Director;

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iii) the Secured Debtholders;

iv) the Unsecured Debtholders;

v) the Trustees and Agents;

vi) the Existing Shareholders;

vii) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure;* and

viii) their respective legal counsel, including for certainty, counsel for the Consenting Secured Debtholders and counsel for the Consenting Unsecured Debtholders.

53. **THIS COURT ORDERS** that any materials to be filed by the Applicants in support of the Final Order Application may be filed up to one day prior to the hearing of the Application without further order of this Court.

54. **THIS COURT ORDERS** that in the event the Final Order Application does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons on the service list in this proceeding or who served and filed a Notice of Appearance in accordance with paragraph 51 shall be entitled to be given notice of the adjourned date.

Other Proceedings

55. **THIS COURT ORDERS** that, notwithstanding anything to the contrary herein, neither the terms of this Interim Order nor the Applicants being a party to, or the Subsidiary Guarantors being involved in, these proceedings shall prejudice or preclude the Applicants and any of the Subsidiary Guarantors from commencing cases under the *Companies' Creditors*

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Arrangement Act, R.S.C. 1985, c. C-36, as amended (the "**CCAA**"), chapter 11 of the United States Bankruptcy Code, 11. U.S.C. §§ 101 *et* seq., or their equivalents in other jurisdictions, or from undertaking any other steps or processes related thereto.

57. **THIS COURT ORDERS** that, in the event of any termination of the Support Agreement or the Subscription Agreement in accordance with their respective terms, such termination shall be effective notwithstanding the stay of proceedings contained in paragraph 2 of the Preliminary Interim Order.

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Trustees and Agents

58. **THIS COURT ORDERS** that the Trustees and Agents are authorized and directed to take all such actions as set out in this Order and each of the Trustees and Agents shall incur no liability as a result of carrying out the provisions of this Order and the taking of all actions incidental hereto, including in connection with the preparation of the Secured Term Loan Lenders List, the Unsecured Equity Bridge Loan Lenders List and the Intermediaries List, as applicable, save and except for any gross negligence or wilful misconduct on its part.

Variance

59. **THIS COURT ORDERS** that, subject to the terms of the Support Agreement and the Subscription Agreement, the Applicants shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

Precedence

60. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Secured Debt or the Unsecured Debt, the Information Circular, the provisions of the OBCA, the provisions of the CBCA or any of the articles or by-laws of the Applicants, this Interim Order shall govern.

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Foreign Proceedings

61. **THIS COURT ORDERS** that the Applicants (or either of them) are hereby authorized and empowered, but not required, to act as the foreign representative (the "**Foreign Representative**") in respect of the within proceedings for the purpose of having these proceedings recognized and approved in a jurisdiction outside of Canada.

62. **THIS COURT ORDERS** that the Foreign Representative is hereby authorized to apply for foreign recognition and approval of these proceedings, as necessary, in any jurisdiction outside of Canada, including in the United States pursuant to chapter 15 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532.

Extra-Territorial Assistance

63. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

[signature] RSJ.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO:

MAY 1 6 2018

PER / PAR: NB

Court File No: CV-17-584836-00CL

***ONTARIO***
**SUPERIOR COURT OF JUSTICE-COMMERCIAL LIST**

Proceeding commenced at Toronto

**AMENDED INTERIM ORDER**

**GOODMANS LLP**
Barristers & Solicitors
333 Bay Street, Suite 3400
Toronto, Canada M5H 2S7

**Robert J. Chadwick** LSO#: 35165K
rchadwick@goodmans.ca
**Brendan O'Neill** LSO#: 43331J
boneill@goodmans.ca
**Caroline Descours** LSO#: 58251A
cdescours@goodmans.ca
**Ryan Baulke** LSO#: 66189O
rbaulke@goodmans.ca
**Loren Cohen** LSO#: 73473L
lcohen@goodmans.ca

Tel: (416) 979-2211
Fax: (416) 979-1234

Lawyers for the Applicants

6820696

N
APPENDIX N
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
CHAPTER 11 DISCLOSURE

N-1

SUPPLEMENT TO PLAN OF ARRANGEMENT INFORMATION
CIRCULAR WITH RESPECT TO DISCLOSURES FOR JOINT
PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION OF
CONCORDIA INTERNATIONAL CORP., ET AL.,
PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

Dated: May 15, 2018
THIS SOLICITATION (THE "SOLICITATION") OF VOTES IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF THE JOINT PREPACKAGED PLAN OF REORGANIZATION OF CONCORDIA INTERNATIONAL CORP. AND CERTAIN OF ITS AFFILIATES (THE "CHAPTER 11 PLAN") PRIOR TO THE FILING OF ANY VOLUNTARY CASES UNDER CHAPTER 11 OF TITLE 11 OF THE UNITED STATES CODE (THE "BANKRUPTCY CODE"). THE DEBTORS ARE CURRENTLY PARTY TO CERTAIN CANADIAN LAW PROCEEDINGS RELATED TO THE RESTRUCTURING OF THE DEBTORS’ FUNDED DEBT (THE "CBCA PROCEEDINGS"), AND WILL COMMENCE CASES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE ONLY IN THE EVENT THE DEBTORS DEEM SUCH CHAPTER 11 CASES TO BE APPROPRIATE, AS AN ALTERNATIVE TO THE CBCA PLAN. THE PACKAGE CONTAINING THIS SUPPLEMENT AND CHAPTER 11 PLAN (THE "SOLICITATION PACKAGE") ALSO CONTAINS THE CBCA INFORMATION CIRCULAR AND CBCA PLAN (EACH AS DEFINED HEREIN). BECAUSE NO CHAPTER 11 CASES HAVE YET BEEN COMMENCED, THIS SUPPLEMENT (AS DEFINED HEREIN) HAS NOT BEEN APPROVED BY ANY BANKRUPTCY COURT AS CONTAINING "ADEQUATE INFORMATION" WITHIN THE MEANING OF SECTION 1125(A) OF THE BANKRUPTCY CODE. FOLLOWING THE COMMENCEMENT OF ANY CHAPTER 11 CASES, IF APPLICABLE, THE DEBTORS EXPECT TO SEEK PROMPTLY AN ORDER OF THE BANKRUPTCY COURT (1) APPROVING THIS SUPPLEMENT AS HAVING CONTAINED "ADEQUATE INFORMATION," (2) APPROVING THE SOLICITATION AS HAVING BEEN IN COMPLIANCE WITH SECTIONS 1125 AND 1126 OF THE BANKRUPTCY

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The Debtors and the last four digits of their taxpayer identification numbers (as applicable) are as follows: Abcur AB (3957); Amdipharm AG (2506); Amdipharm B.V. (0296); Amdipharm Holdings S.à r.l. (7870); Amdipharm Limited (596L); Amdipharm Mercury Holdco UK Limited (7620); Amdipharm Mercury International Limited (7544); Amdipharm Mercury UK Limited (6243); Concordia Financing (Jersey) Limited (1782); Concordia Holdings (Jersey) Limited (1781); Concordia International Corp. (0002); Concordia International Rx (UK) Limited (3377); Concordia Investment Holdings (UK) Limited (0050); Concordia Investments (Jersey) Limited (1783); Concordia Laboratories Inc., S.à r.l. (1483); Concordia Pharmaceuticals Inc., S.à r.l. (1181); Focus Pharma Holdings Limited (0755); Focus Pharmaceuticals Limited (5120); Mercury Pharma (Generics) (3122); Mercury Pharma Group Limited (0945); Mercury Pharma International Limited (2958); Mercury Pharmaceuticals (Ireland) Limited (288E); and Mercury Pharmaceuticals Limited (0311).  The address of the Debtors’ corporate headquarters is 277 Lakeshore Road East, Suite 302, Oakville, Ontario L6J1H9.

2
Capitalized terms used in this Supplement, but not defined herein, have the meanings ascribed to them in the Chapter 11 Plan. Furthermore, the terms of the Chapter 11 Plan described in this Supplement are a summary and for informational purposes only. Nothing in this Supplement shall modify or amend the terms of the Chapter 11 Plan. In the event of a conflict or inconsistency between the summary in this Supplement and the terms of the Chapter 11 Plan, the terms of the Chapter 11 Plan shall govern.

CODE, AND (3) CONFIRMING THE CHAPTER 11 PLAN DESCRIBED HEREIN. THE INFORMATION IN THIS SUPPLEMENT IS SUBJECT TO CHANGE. THIS SUPPLEMENT IS NOT AN OFFER TO SELL ANY SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY ANY SECURITIES.

THE VOTING DEADLINE TO ACCEPT OR REJECT THE CBCA PLAN AND THE CHAPTER 11 PLAN OF REORGANIZATION IS 5:00 P.M. PREVAILING EASTERN TIME ON JUNE 15, 2018 UNLESS EXTENDED BY THE DEBTORS, WITH THE CONSENT OF THE REQUIRED CONSENTING CREDITORS (AS DEFINED BELOW) (THE "VOTING DEADLINE"). THE RECORD DATE FOR DETERMINING WHETHER A HOLDER OF AN IMPAIRED CLAIM IS ENTITLED TO VOTE ON THE CHAPTER 11 PLAN IS MAY 9, 2018 (THE "VOTING RECORD DATE").

RECOMMENDATION BY THE DEBTORS
EACH OF THE DEBTORS SUPPORT BOTH THE CHAPTER 11 PLAN AND THE CBCA PLAN AND EACH DEBTOR BELIEVES THAT THE COMPROMISES CONTEMPLATED UNDER EACH ARE FAIR AND EQUITABLE, MAXIMIZE THE VALUE OF EACH DEBTOR’S ESTATE, AND PROVIDE THE BEST RECOVERY TO CLAIM HOLDERS. THE CHAPTER 11 PLAN AND THE CBCA PLAN HAVE BEEN PROPOSED AFTER A CAREFUL CONSIDERATION OF ALL REASONABLE RESTRUCTURING ALTERNATIVES, AND AT THIS TIME EACH DEBTOR BELIEVES THAT THE CHAPTER 11 PLAN AND THE CBCA PLAN AND THE RELATED TRANSACTIONS REPRESENT THE BEST ALTERATIVE FOR ACCOMPLISHING THE DEBTORS’ OVERALL RESTRUCTURING OBJECTIVES. DESPITE THE RISKS INHERENT IN THE CHAPTER 11 PLAN AND THE CBCA PLAN, AS DESCRIBED HEREIN AND IN THE CBCA INFORMATION CIRCULAR, THE DEBTORS BELIEVE THAT THE CHAPTER 11 PLAN AND THE CBCA PLAN ARE IN THE BEST INTERESTS OF STAKEHOLDERS WHEN COMPARED TO ALL REASONABLE ALTERNATIVES. EACH OF THE DEBTORS THEREFORE STRONGLY RECOMMENDS THAT ALL HOLDERS OF CLAIMS WHOSE VOTES ARE BEING SOLICITED SUBMIT BALLOTS TO ACCEPT THE CHAPTER 11 PLAN AND THE CBCA PLAN BY RETURNING THEIR BALLOTS SO AS TO BE ACTUALLY RECEIVED BY THE CANADIAN AGENT (DEFINED BELOW) NOT LATER THAN JUNE 15, 2018 AT 5:00 P.M. PREVAILING EASTERN TIME PURSUANT TO THE INSTRUCTIONS SET FORTH HEREIN AND ON THE BALLOTS. AS OF MAY 15, 2018, HOLDERS OF APPROXIMATELY 76.6% IN OUTSTANDING PRINCIPAL AMOUNT OF SECURED DEBT CLAIMS (DEFINED HEREIN) AND, HOLDERS OF APPROXIMATELY 64.2% IN OUTSTANDING PRINCIPAL AMOUNT OF UNSECURED DEBT CLAIMS (DEFINED HEREIN) ENTITLED TO VOTE ON THE CHAPTER 11 PLAN AND THE CBCA PLAN HAVE ALREADY COMMITTED TO VOTE IN FAVOR OF THE CHAPTER 11 PLAN AND THE CBCA PLAN SUBJECT, IN EACH CASE, TO THE TERMS AND CONDITIONS OF THE RESTRUCTURING SUPPORT AGREEMENT.

HOLDERS OF CLAIMS SHOULD CAREFULLY REVIEW EACH OF THE CHAPTER 11 PLAN, THE CBCA PLAN, THIS SUPPLEMENT, AND THE CBCA INFORMATION CIRCULAR.
HOLDERS OF CLAIMS SHOULD NOT CONSTRUE THE CONTENTS OF THIS SUPPLEMENT OR THE CBCA INFORMATION CIRCULAR AS PROVIDING ANY LEGAL, BUSINESS, FINANCIAL, OR TAX ADVICE AND SHOULD CONSULT WITH THEIR OWN ADVISORS BEFORE CASTING A VOTE WITH RESPECT TO THE CHAPTER 11 PLAN AND THE CBCA PLAN.
THE SOLICITATION OF VOTES ON THE CHAPTER 11 PLAN IS BEING MADE PURSUANT TO SECTION 4(A)(2) AND REGULATION D OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND ONLY FROM HOLDERS OF CLAIMS WHO ARE ACCREDITED INVESTORS AS DEFINED IN RULE 501 OF THE SECURITIES ACT. IF YOU ARE NOT AN ACCREDITED INVESTOR, YOUR VOTE WILL NOT BE COUNTED. EACH HOLDER OF CLAIMS THAT MAY BE ENTITLED TO VOTE TO ACCEPT THE CHAPTER 11 PLAN WILL BE REQUIRED TO CERTIFY ON ITS BALLOT WHETHER IT IS AN ACCREDITED INVESTOR. EACH HOLDER OF A CLAIM WILL RECEIVE THE CONSIDERATION APPLICABLE TO ITS VOTING CLASS UNDER THE CHAPTER 11 PLAN, WHICH MAY INCLUDE NEW SENIOR SECURED NOTES OR CIC COMMON SHARES, IRRESPECTIVE OF WHETHER SUCH HOLDER IS AN ACCREDITED INVESTOR.
THIS SOLICITATION PACKAGE HAS BEEN PREPARED PURSUANT TO SECTIONS 1125 AND 1126 OF THE BANKRUPTCY CODE AND BANKRUPTCY RULE 3016(B). THE SECURITIES TO BE ISSUED ON OR AFTER THE EFFECTIVE DATE WILL NOT HAVE BEEN THE SUBJECT OF A REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) UNDER THE SECURITIES ACT OR ANY SECURITIES REGULATORY AUTHORITY OF ANY U.S. STATE UNDER APPLICABLE U.S. STATE SECURITIES LAW (COLLECTIVELY, THE “BLUE SKY LAWS”). THE PREPETITION SOLICITATION OF VOTES ON THE CHAPTER 11 PLAN IS BEING MADE IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY SECTION 4(A)(2) AND/OR REGULATION D OF THE SECURITIES ACT. AFTER THE PETITION DATE, THE DEBTORS WILL RELY ON SECTION 1145(A) OF THE BANKRUPTCY CODE, AND TO THE EXTENT SECTION 1145(A) IS EITHER NOT PERMITTED OR NOT APPLICABLE, SECTION 4(A)(2) AND/OR REGULATION D OF THE SECURITIES ACT AND SIMILAR BLUE SKY LAWS PROVISIONS, TO EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND BLUE SKY LAWS THE OFFER, ISSUANCE AND DISTRIBUTION OF NEW SECURITIES UNDER THE CHAPTER 11 PLAN. NEITHER THE SOLICITATION NOR THIS SOLICITATION PACKAGE CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED.

THE CHAPTER 11 PLAN AND THE CBCA PLAN HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION AND NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN, THE CBCA INFORMATION CIRCULAR, THE CHAPTER 11 PLAN OR THE CBCA PLAN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. NEITHER THE SOLICITATION NOR THIS SUPPLEMENT CONSTITUTES AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED.
EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN, ALL INFORMATION CONTAINED HEREIN OR IN THE CBCA INFORMATION CIRCULAR HAS BEEN PROVIDED BY THE DEBTORS. NO INDEPENDENT AUDITOR OR ACCOUNTANT HAS REVIEWED OR APPROVED THE FINANCIAL PROJECTIONS OR THE LIQUIDATION ANALYSIS HEREIN. THE FINANCIAL PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, NECESSARILY WERE BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY UNCERTAIN AND MAY BE BEYOND THE CONTROL OF THE DEBTORS’ MANAGEMENT. IMPORTANT FACTORS THAT MAY AFFECT ACTUAL RESULTS AND CAUSE THE MANAGEMENT FORECASTS NOT TO BE ACHIEVED INCLUDE, BUT ARE NOT LIMITED TO, RISKS AND UNCERTAINTIES RELATING TO THE DEBTORS’ BUSINESSES (INCLUDING THEIR ABILITY TO ACHIEVE STRATEGIC GOALS, OBJECTIVES, AND TARGETS OVER APPLICABLE PERIODS), INDUSTRY PERFORMANCE, THE REGULATORY ENVIRONMENT, GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER FACTORS. THE DEBTORS CAUTION THAT NO REPRESENTATIONS CAN BE MADE AS TO THE ACCURACY OF THESE PROJECTIONS OR TO THEIR ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE FORECASTS OR THAT THE FORECASTED RESULTS WILL BE ACHIEVED. THEREFORE, THE FINANCIAL PROJECTIONS MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER ASSURANCE THAT THE ACTUAL RESULTS WILL OCCUR.
THE DEBTORS HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR ADVICE, OR TO MAKE ANY REPRESENTATION, IN CONNECTION WITH THE CHAPTER 11 PLAN, THE CBCA PLAN, THE CBCA INFORMATION CIRCULAR OR THIS SUPPLEMENT.
THE STATEMENTS CONTAINED IN THIS SUPPLEMENT AND THE CBCA INFORMATION CIRCULAR ARE MADE AS OF THE DATE HEREOF UNLESS OTHERWISE SPECIFIED. THE TERMS OF THE CHAPTER 11 PLAN AND THE CBCA PLAN GOVERN IN THE EVENT OF ANY INCONSISTENCY WITH THIS SUPPLEMENT OR THE CBCA INFORMATION CIRCULAR, AS APPLICABLE.
THE INFORMATION IN THIS SUPPLEMENT AND THE CBCA INFORMATION CIRCULAR IS BEING PROVIDED SOLELY FOR PURPOSES OF VOTING TO ACCEPT OR REJECT THE CHAPTER 11 PLAN AND THE CBCA PLAN OR

OBJECTING TO CONFIRMATION. NOTHING IN THIS SUPPLEMENT OR THE CBCA INFORMATION CIRCULAR MAY BE USED BY ANY PARTY FOR ANY OTHER PURPOSE.
THE DEBTORS ARE UNDER NO DUTY TO UPDATE OR SUPPLEMENT THIS SUPPLEMENT OR THE CBCA INFORMATION CIRCULAR. THE BANKRUPTCY COURT’S APPROVAL OF THIS SUPPLEMENT OR THE CBCA INFORMATION CIRCULAR DOES NOT CONSTITUTE A GUARANTEE OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN OR THEREIN OR THE BANKRUPTCY COURT’S ENDORSEMENT OF THE MERITS OF THE CHAPTER 11 PLAN. UNLESS OTHERWISE SPECIFIED, THE STATEMENTS AND FINANCIAL INFORMATION CONTAINED IN THIS SUPPLEMENT OR THE CBCA INFORMATION CIRCULAR HAVE BEEN MADE AS OF THE DATE HEREOF OR THE DATE OF THE CBCA INFORMATION CIRCULAR AS APPLICABLE. HOLDERS OF CLAIMS OR INTERESTS REVIEWING THIS SUPPLEMENT OR THE CBCA INFORMATION CIRCULAR SHOULD NOT ASSUME THAT THERE HAVE BEEN NO CHANGES IN THE FACTS SET FORTH IN THIS SUPPLEMENT OR THE CBCA INFORMATION CIRCULAR SUBSEQUENT TO THE DATE OF THIS SUPPLEMENT OR THE CBCA INFORMATION CIRCULAR. NO HOLDER OF A CLAIM OR INTEREST SHOULD RELY ON ANY INFORMATION, REPRESENTATIONS, OR INDUCEMENTS THAT ARE NOT CONTAINED IN, OR ARE INCONSISTENT WITH, THE INFORMATION CONTAINED IN THIS SUPPLEMENT, THE CBCA INFORMATION CIRCULAR, THE PLAN, OR THE DOCUMENTS ATTACHED THERETO. THIS SUPPLEMENT AND/OR THE CBCA INFORMATION CIRCULAR DO NOT CONSTITUTE LEGAL, BUSINESS, FINANCIAL, OR TAX ADVICE AND HOLDERS OF A CLAIM OR INTEREST SHOULD CONSULT WITH THEIR OWN ADVISORS. ADDITIONALLY, AS THIS SUPPLEMENT AND THE CBCA INFORMATION CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE BANKRUPTCY COURT, THE SEC, OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE UNDER BLUE SKY LAWS OR ANY OTHER JURISDICTION. THE DEBTORS ARE SOLICITING ACCEPTANCES TO THE CHAPTER 11 PLAN PRIOR TO COMMENCING ANY CASES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE.
THIS SUPPLEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE BASED ON VARIOUS ESTIMATES AND ASSUMPTIONS. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO INHERENT UNCERTAINTIES AND TO A WIDE VARIETY OF SIGNIFICANT BUSINESS, ECONOMIC, AND COMPETITIVE RISKS, INCLUDING, BUT NOT LIMITED TO, THOSE SUMMARIZED HEREIN. SEE THE RISK FACTORS DESCRIBED HEREIN, IN THE INFORMATION CIRCULAR, AND IN THE REPORTS FILED BY CIC (AS DEFINED HEREIN) WITH THE SEC. WHEN USED IN THIS SUPPLEMENT, THE WORDS “ANTICIPATE,” “BELIEVE,” “ESTIMATE,” “WILL,” “MAY,” “INTEND,” AND “EXPECT” AND SIMILAR EXPRESSIONS GENERALLY IDENTIFY FORWARD-LOOKING STATEMENTS. ALTHOUGH THE DEBTORS BELIEVE THAT THEIR PLANS, INTENTIONS, AND EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, THEY CANNOT BE

SURE THAT THEY WILL BE ACHIEVED. THESE STATEMENTS ARE ONLY PREDICTIONS AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE OR RESULTS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY A FORWARD-LOOKING STATEMENT. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE DEBTORS OR PERSONS OR ENTITIES ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS SET FORTH IN THIS SUPPLEMENT. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. EXCEPT AS REQUIRED BY LAW, THE DEBTORS EXPRESSLY DISCLAIM ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

NOTWITHSTANDING ANY RIGHTS OF APPROVAL PURSUANT TO THE RESTRUCTURING SUPPORT AGREEMENT OR OTHERWISE AS TO THE FORM OR SUBSTANCE OF THIS SUPPLEMENT, THE PLAN OR ANY OTHER DOCUMENT RELATING TO THE RESTRUCTURING TRANSACTIONS CONTEMPLATED THEREUNDER, NEITHER THE CONSENTING DEBTHOLDERS, NOR THEIR RESPECTIVE REPRESENTATIVES, MEMBERS, FINANCIAL OR LEGAL ADVISORS OR AGENTS, HAS INDEPENDENTLY VERIFIED THE INFORMATION CONTAINED HEREIN OR TAKES ANY RESPONSIBILITY THEREFOR AND NONE OF THE FOREGOING ENTITIES OR PERSONS MAKES ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER CONCERNING THE INFORMATION CONTAINED HEREIN.
ALL EXHIBITS TO THE SUPPLEMENT ARE INCORPORATED INTO AND ARE A PART OF THIS SUPPLEMENT AS IF SET FORTH IN FULL HEREIN.

THE DEBTORS ARE FURNISHING THIS SUPPLEMENT TO EACH MEMBER OF A VOTING CLASS (DEFINED HEREIN) THAT IS IMPAIRED UNDER THE CHAPTER 11 PLAN. THIS SUPPLEMENT AND THE CBCA INFORMATION CIRCULAR ARE TO BE USED BY EACH RECIPIENT SOLELY IN CONNECTION WITH HIS, HER, OR ITS EVALUATION OF THE CHAPTER 11 PLAN AND THE CBCA PLAN, AND USE OF THIS SUPPLEMENT OR THE CBCA INFORMATION CIRCULAR FOR ANY OTHER PURPOSE IS NOT AUTHORIZED.

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	J.	Liquidation Under Chapter 7	32
	K.	The Bankruptcy Court May Find the Solicitation of Acceptances Inadequate	32
	L.	There is Risk of Termination of the RSA	33
	M.	There is Risk of Termination of the Subscription Agreement	33
	N.	The Bankruptcy Court May Dismiss Some or All of the Chapter 11 Cases	33
	O.	The Debtors May Seek to Amend, Waive, Modify, or Withdraw the Chapter 11 Plan at Any Time Prior to Confirmation	34
	P.	Certain Tax Consequences of the Chapter 11 Plan Raise Unsettled and Complex Legal Issues and Involve Various Factual Determinations	34

VIII.	SOLICITATION AND VOTING PROCEDURES		34
	A.	Voting Status of Each Class	34
	B.	Classes Entitled to Vote	35
	C.	Certain Factors to Be Considered Prior to Voting	35
	D.	Voting Procedures	36

IX.	STATUTORY REQUIREMENTS FOR CONFIRMATION OF THE CHAPTER 11 PLAN		41
	A.	The Confirmation Hearing	41
	B.	Confirmation Standards	41
	C.	Liquidation Analysis	43
	D.	Financial Feasibility	44
	E.	Acceptance by Impaired Classes	44
	F.	Confirmation Without Acceptance by All Impaired Classes	45

X.	ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE CHAPTER 11 PLAN		46
	A.	Continuation of the Bankruptcy Cases	47
	B.	Sale of Substantially all of the Debtors' Assets Under Bankruptcy Code Section 363	47
	C.	Alternative Plans of Reorganization	47
	D.	Liquidation Under Chapter 7 or Chapter 11	48

XI.	CERTAIN SECURITIES LAW MATTERS		48
	A.	Registration Exemption	48
	B.	Resales of Chapter 11 Plan Securities; Definition of Underwriter	50

XII.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES		51

XIII.	RECOMMENDATION		51

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EXHIBITS3
EXHIBIT A    Chapter 11 Plan of Reorganization
EXHIBIT B    Liquidation Analysis
EXHIBIT C    Organizational Structure
EXHIBIT D    Governance Term Sheet

[3]	Each Exhibit is incorporated herein by reference.

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I.	INTRODUCTION

A.	Dual Solicitation
Concordia International Corp. ("CIC") is currently party to certain Canadian law proceedings commenced on October 20, 2017 under the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended (the "CBCA", and the proceedings thereunder, the "CBCA Proceedings") before the Ontario Superior Court of Justice Commercial List. Concurrently herewith, CIC is soliciting votes in respect of a plan of arrangement under the CBCA (the "CBCA Plan"). The Solicitation Package containing this Supplement and the Chapter 11 Plan also contains the CBCA Plan and the management information circular dated May 15, 2018 related thereto (the "CBCA Information Circular"). Subject to obtaining all requisite approvals, and the satisfaction of all applicable creditors, the Debtors intend to implement the CBCA Plan. In the event that the Debtors deem the commencement of the Chapter 11 Cases necessary, the Debtors will commence the Chapter 11 Cases and seek approval of the Chapter 11 Plan and this Supplement, as an alternative to the CBCA Plan.

B.	Restructuring Overview
In the event that the Debtors do not implement the CBCA Plan, CIC and certain of its affiliates intend to become chapter 11 debtors and debtors in possession (collectively, "Concordia", the "Company" or the "Debtors") in chapter 11 cases to be commenced (the "Chapter 11 Cases") for that purpose, if applicable, and submit this Supplement (the "Supplement") in connection with the solicitation of votes on the Chapter 11 Plan, a copy of which is attached hereto as Exhibit A. If the Debtors determine to commence the Chapter 11 Cases, the Debtors would commence the Chapter 11 Cases in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court").
After extensive discussions with certain members of an ad hoc group of Secured Debtholders (the "Secured Ad Hoc Group") and an ad hoc group of Unsecured Debtholders (the "Unsecured Ad Hoc Group", and, together with the Secured Ad Hoc Group, the "Restructuring Support Parties"), Concordia reached an agreement (the "Restructuring Support Agreement") with the Secured Debtholders holding over 76% in amount of the Secured Debt Claims and Unsecured Debtholders holding over 64% in amount of the Unsecured Debt Claims regarding the terms of a series of restructuring transactions that will de-lever Concordia's balance sheet and, upon emergence, position Concordia to deliver on its long-term growth strategy. Since commencing discussions with their creditors, the Debtors successfully have worked to document the restructuring transactions contemplated by the Restructuring Support Agreement, resulting in, among other things, the CBCA Plan and the CBCA Information Circular, and in the alternative, the Chapter 11 Plan and this Supplement.

[4]	While certain members of the Unsecured Ad Hoc Group hold Secured Debt, the Unsecured Ad Hoc Group is primarily composed of holders of the Company's Unsecured Debt.
[5]	Secured Debtholder and Unsecured Debtholder numbers as of May 15, 2018.

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Similar to the CBCA Plan, as described in the CBCA Information Circular, the Chapter 11 Plan contemplates a balance sheet restructuring, as set forth in the Chapter 11 Plan and described herein (the "Restructuring"). Under the CBCA Plan and the Chapter 11 Plan, all Claims of customers, suppliers, and employees will be unimpaired by the Chapter 11 Cases (except for any options, deferred share units, and/or restricted share units held by employees), and will be satisfied in full in the ordinary course of business. The consensual terms embodied in the Restructuring Support Agreement, and to be implemented pursuant to the Restructuring, preserve value by enabling the Debtors to avoid protracted and expensive litigation that would delay the Debtors' emergence from the CBCA proceeding or the Chapter 11 Cases (if the Debtors were to commence the Chapter 11 Cases). As described more fully herein, the Restructuring provides for a substantial reduction of Concordia's existing funded debt by approximately $2.4 billion and a reduction of Concordia's annual debt service obligations by $172 million. In addition, the Restructuring provides for a Private Placement capital raise to fund recoveries under the CBCA Plan and the Chapter 11 Plan. Finally, the Restructuring contemplates a New Secured Revolver to provide the Reorganized Debtors with additional liquidity upon emergence.
WHO IS ENTITLED TO VOTE: Under the Bankruptcy Code, only holders of claims or interests in "impaired" Classes are entitled to vote on the Chapter 11 Plan (unless, for reasons discussed in more detail below, such holders are deemed to reject the Chapter 11 Plan pursuant to section 1126(g) of the Bankruptcy Code). Under section 1124 of the Bankruptcy Code, a class of claims or interests is deemed to be "impaired" unless (i) the Chapter 11 Plan leaves unaltered the legal, equitable, and contractual rights to which such claim or interest entitles the holder thereof or (ii) notwithstanding any legal right to an accelerated payment of such claim or interest, the Chapter 11 Plan, among other things, cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or interest as it existed before the default.
There are two creditor groups entitled to vote on the Chapter 11 Plan whose votes are being solicited: (a) Class 3, the Secured Debt Claims, and (b) Class 4, the Unsecured Debt Claims (the “Voting Classes”). This Solicitation is being made prior to the Petition Date pursuant to Section 4(a)(2) and/or Regulation D of the Securities Act, and, with respect to holders of Noteholder Claims (defined below), only “Accredited Investors” are being solicited. The term “Accredited Investor” as used herein shall have the same meaning as that term is defined in Rule 501 of Regulation D, 17 C.F.R. § 230.501(a), promulgated under the Securities Act of 1933, 15 U.S.C. §§ 77a-77aa.
THE CHAPTER 11 PLAN PROVIDES THAT HOLDERS OF IMPAIRED CLAIMS WHO SUBMIT A BALLOT TO REJECT THE CHAPTER 11 PLAN BUT DO NOT OPT OUT OF THE RELEASE PROVISIONS OF THE CHAPTER 11 PLAN ARE DEEMED TO HAVE GRANTED THE RELEASES THEREIN. IF HOLDERS OF IMPAIRED CLAIMS ABSTAIN FROM VOTING, THEY WILL BE DEEMED TO HAVE ACCEPTED THE RELEASES.
The following table summarizes (i) the treatment of Claims and Interests under the Chapter 11 Plan, (ii) which Classes are impaired by the Chapter 11 Plan, (iii) which Classes are entitled to vote on the Chapter 11 Plan, and (iv) the estimated recoveries for holders of Claims

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and Interests. The table is qualified in its entirety by reference to the full text of the Chapter 11 Plan.

Class	Claim or Interest (Estimated % Recovery Under the Chapter 11 Plan	Treatment	Impaired or Unimpaired/ Entitlement to Vote on the Chapter 11 Plan
1	Priority Non-Tax Claims (100%)
On the Effective Date, or as soon as reasonably practicable thereafter, unless the holder of a Priority Non-Tax Claim and the Debtors agree to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and exchange for each Allowed Priority Non-Tax Claim, each holder of an Allowed Priority Non-Tax Claim shall either (i) have its Priority Non-Tax Claim Reinstated and rendered Unimpaired, or (ii) receive payment in Cash in an amount equal to such Allowed Priority Non-Tax Claim as soon as practicable after the later of (i) the Effective Date and (ii) thirty (30) days after the date when such Priority Non-Tax Claim becomes an Allowed Priority Non-Tax Claim.
Unimpaired/No (Presumed to accept)
2	Other Secured Claims (100%)
On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that a holder of an Allowed Other Secured Claim and the Debtors agree to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and exchange for each Allowed Other Secured Claim, each holder of an Allowed Other Secured Claim shall: (i) have its Allowed Other Secured Claim Reinstated and rendered Unimpaired, (ii) receive Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim, if such interest is required to be paid pursuant to sections 506(b) and/or 1129(a)(9) of the Bankruptcy Code, as soon as practicable after the later of (a) the Effective Date, and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim, or (iii) receive the Collateral securing its Allowed Other Secured Claim as soon as practicable after the later of (a) the Effective Date and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim.
Unimpaired/No (Presumed to accept)
3	Secured Debt Claims (92.7%)
On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that a holder of an Allowed Secured Debt Claim and the Debtors agree to less favorable treatment, each holder of an Allowed Secured Debt Claim shall receive, in full and final satisfaction, settlement, release, and discharge of and in exchange for such Allowed Secured Debt Claim: (i) its Pro Rata Share of (a) Cash in an amount
Impaired/Yes

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Based on claim consisting of the “Total Secured Recourse Debt” (as listed in the table in Section II.B herein) and default portion of accrued interest; amounts are net of unamortized original issue discount. Excluding the default portion of accrued interest, the estimated recovery is 93.4%.

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Class	Claim or Interest (Estimated % Recovery Under the Chapter 11 Plan)	Treatment	Impaired or Unimpaired/ Entitlement to Vote on the Chapter 11 Plan

equal to $500,000,000.00 in the aggregate and (b) Cash in an amount equal to 5% of the principal amount of the Secured Debt Claims (in each case, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums, or other similar premiums as of the Petition Date) (collectively, the “Cash Pay-Down”); (ii) its Pro Rata Share of the aggregate amount of accrued and unpaid interest (calculated as if such interest has accrued through the Effective Date at the contractual non-default rate, if any, as of the Petition Date under the applicable Secured Debt Document and excluding any compound interest) outstanding under the Secured Term Loan Agreement, the 9.00% Secured Notes Indenture, the Swap Agreement, and/or subject to the Subordination and Postponement Agreement and the Secured Debt Documents, the Subordinated Promissory Note, to the extent applicable to such holder’s Claim and to the extent not previously paid; (iii) (a) a holder of a Secured Debt Claim arising under or in connection with the Secured Term Loan Agreement, the Swap Agreement, or subject to the Subordination and Postponement Agreement and the Secured Debt Documents, the Subordinated Promissory Note (each a “New Senior Secured Term Loans Eligible Claim”) shall receive its Pro Rata Share of the New Senior Secured Debt in the form of the New Senior Secured Term Loans and/or the New Senior Secured Notes, subject to the allocations and election process set forth in Article V.F of the Chapter 11 Plan; and (b) a holder of a Secured Debt Claim arising under or in connection with the 9.00% Secured Notes Indenture shall receive its Pro Rata Share of the New Senior Secured Notes, subject to the allocations and election process set forth in Article V.F of the Chapter 11 Plan; and (iv) subject to the consent of the Majority Private Placement Parties in order to effectuate the Restructuring Transactions in accordance with the Restructuring Support Agreement, its Pro Rata Share of the Secured Debtholder Equity Distribution.

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For the avoidance of doubt, (a) holders of Claims arising under the Secured Term Loan Agreement shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest calculated as if such interest has accrued through the Effective Date at the contract non-default rate as of the Petition Date provided for in the Secured Term Loan Agreement and excluding any compound interest, (b) holders of Claims arising under the 9.00% Secured Notes Indenture shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest calculated as if such interest has accrued through the Effective Date at the contract non-default rate as of the Petition Date provided for in the 9.00% Secured Notes Indenture and excluding any compound interest, (c) holders of claims arising under the Swap Agreement shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest calculated as if such interest has accrued through the Effective Date at the contract non-default rate as of the Petition Date provided for in the Swap Agreement and excluding any compound interest, and (d) subject to the Subordination and Postponement Agreement and the Secured Debt Documents, holders of claims arising under the Subordinated Promissory Note shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest, if any, calculated as if such interest has accrued through the Effective Date at the contract rate provided for in the Subordinated Promissory Note and excluding any compound interest, if any.

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Class	Claim or Interest (Estimated % Recovery Under the Chapter 11 Plan)	Treatment	Impaired or Unimpaired/ Entitlement to Vote on the Chapter 11 Plan
Rata Share of the Secured Debtholder Equity Distribution.
4	Unsecured Debt Claims (4.6%)
On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that the holder of such Allowed Unsecured Debt Claim and the Debtors agree to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Unsecured Debt Claim, each holder of an Allowed Unsecured Debt Claim shall receive its Pro Rata Share of 12% of the New CIC Shares as of the Effective Date, subject to dilution on account of the Management Incentive Plan and the Secured Debtholder Equity Distribution (if any).
Impaired/Yes
5	General Unsecured Claims (100%)
On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that the holder of such Allowed General Unsecured Claim and the Debtors agree to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and exchange for each Allowed General Unsecured Claim, each holder of an Allowed General Unsecured Claim shall either (i) have its Allowed General Unsecured Claim Reinstated and rendered Unimpaired, or (ii) receive Cash in an amount equal to such Allowed General Unsecured Claim.
Unimpaired/No (Presumed to accept)
6	Intercompany Claims (0%/100%)
On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that a holder of an Intercompany Claim and the Debtors agree to less favorable treatment, each holder of an Intercompany Claim shall either have its Claim Reinstated and rendered Unimpaired or cancelled and rendered Impaired in the Debtors’ discretion, with the consent of the Majority Private Placement Parties. On and after the Effective Date, the Debtors and the Reorganized Debtors will be permitted to transfer funds between and among themselves as they determine to be necessary or appropriate to enable the Reorganized Debtors to satisfy their obligations under the Chapter 11 Plan. Except as set forth in the Chapter 11 Plan, any changes to intercompany account balances resulting from such transfers will be accounted for and settled in accordance with the Debtors’ historical intercompany account settlement practices.
Unimpaired or Impaired/No (Presumed to accept or deemed to reject)
7	Intercompany Equity Interests	On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that a holder of an Intercompany Equity Interest and the Debtors agree to less	Unimpaired or Impaired/No (Presumed to accept

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Based on the implied value of the New CIC Shares derived from the terms of the Private Placement and on a claim consisting of “Total Unsecured Recourse Debt” (as listed in the table in Section II.B herein), accrued interest at contractual rate, and default portion of accrued interest. The foregoing does not reflect a formal valuation of the Debtors and any such valuation may result in materially different recoveries.

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Class	Claim or Interest (Estimated % Recovery Under the Chapter 11 Plan)	Treatment	Impaired or Unimpaired/ Entitlement to Vote on the Chapter 11 Plan
(0%/ 100%)
favorable treatment, all Allowed Intercompany Equity Interests shall either be Reinstated and rendered Unimpaired or cancelled and rendered Impaired in the Debtors’ discretion, with the consent of the Majority Private Placement Parties. To the extent Reinstated, the Intercompany Equity Interests are Unimpaired solely to preserve the Debtors’ corporate structure and holders of those Interests shall not otherwise receive or retain any property on account of such Interests. Further, to the extent Reinstated, the Intercompany Equity Interests shall be Reinstated for the ultimate benefit of the holders of the New CIC Shares, and in exchange for the Debtors’ and Reorganized Debtors’ agreement under the Chapter 11 Plan to make certain distributions to the holders of Allowed Claims. For the avoidance of doubt, subject to the Restructuring Transactions, to the extent Reinstated pursuant to the Chapter 11 Plan, on and after the Effective Date, all Intercompany Equity Interests shall be owned by the same Reorganized Debtor that corresponds with the Debtor that owned such Intercompany Equity Interests prior to the Effective Date.
or deemed to reject)
8	CIC Equity Interests (0%)
On the Effective Date, CIC Equity Interests shall be cancelled and discharged and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and holders of CIC Equity Interests shall receive no distribution on account of such CIC Equity Interests.
Impaired/No (Deemed to reject)

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WHERE TO FIND ADDITIONAL INFORMATION: CIC currently files annual reports with, and furnishes other information to, the SEC. Materials that CIC has filed with the SEC may be read and copied at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. Further information about the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, information statements and other information regarding CIC. Additionally, CIC posts quarterly results to its company website. Copies of any document filed with the SEC may be obtained by visiting the SEC website at http://www.sec.gov and performing a search under the "Company Filings" link. Copies of the Company's quarterly financial results can be obtained by visiting the "Investors" section of the Company's website at http://concordiarx.com/investors/ and navigating the "Downloads" section. Each of the following filings and documents, including without limitation any Risk Factors set forth therein, is incorporated as if fully set forth herein and is a part of this Supplement. Later information filed with the SEC or posted to the Company's website that updates information in the filings incorporated by reference will update and supersede that information:

•	Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on March 8, 2018.

•	Management's Discussion and Analysis for Concordia's consolidated operating results and cash flows for the years ended December 31, 2017 and 2016, posted to the Company's website on March 8, 2018.
CIC also posts documents filed with Canadian securities regulators on the SEDAR website at http://sedar.com.

9	Only financial data or projections posted to the Company's website (and not the website itself) shall be incorporated by reference herein.

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II.	OVERVIEW OF THE DEBTORS' OPERATIONS AND CAPITAL STRUCTURE

A.	Overview of the Debtors' Business
Concordia is an international specialty pharmaceutical company, specializing in the acquisition, licensing, and development of off-patent prescription medicine products, and generating revenue through the sale of a diversified portfolio of more than 200 products in over 90 countries. CIC is the ultimate parent company of dozens of domestic and foreign subsidiaries. This includes Debtor and non-Debtor subsidiaries and affiliates that operate throughout the world, including in the United States, Canada, Europe, India, Australia, New Zealand, and Papua New Guinea. A copy of the Debtors' organizational chart is attached hereto as Exhibit C.
Concordia does not own or operate manufacturing facilities. Instead, Concordia operates through a business model that focuses on the registration and regulatory maintenance of acquired and in-licensed products, with products being manufactured through an out-sourced manufacturing network of third-party contract manufacturing organizations ("CMOs"). This structure allows Concordia to avoid fixed manufacturing infrastructure costs and provides the Company with an efficient and variable cost structure.
Concordia has two operating segments: (i) the Company's international pharmaceutical segment selling branded and generic prescription products that are sold to wholesalers, hospitals and pharmacies in over 90 countries ("Concordia International"), and (ii) the Company's North American legacy pharmaceutical segment, which also includes its orphan drugs business ("Concordia North America"). The Company is headquartered in Oakville, Ontario and operates a Centre of Excellence in Mumbai, India. Concordia International and Concordia North America receive additional business support from the Company's Centre of Excellence in Mumbai, India.

B.	Capital Structure
Concordia's capital structure consists primarily of the CIC Equity Interests, the Secured Term Loans, the 9.00% Secured Notes, Claims arising under the Swap Agreement (the “Secured FX Swaps”), the Subordinated Promissory Note (which is subject to the Subordination and Postponement Agreement and the Secured Debt Documents), the Extended Unsecured Bridge Loan, the 9.50% Unsecured Notes and the 7.00% Unsecured Notes (collectively, the "Funded Debt" and the documents governing the Funded Debt, collectively, the "Debt Documents"). As of the Petition Date, the Debtors' Funded Debt obligations are as follows:

	Principal Amount Outstanding ($ millions)	Interest Rate	Maturity
Secured Debt
Secured Term Loan (USD Facility)	1,055	L+4.25%	Oct-2021

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	Principal Amount Outstanding ($ millions)	Interest Rate	Maturity
Secured Term Loan (GBP Facility)	673	L + 5.0%	Oct-2021
9.00% Secured Notes	350	9.0%	Apr-2022
Subordinated Secured Promissory Note	7	N/A	Dec-2023
Secured FX Swaps	114	L+4.25%	Apr-2022 and Apr-2023
Total Secured Recourse Debt	$2,199
Unsecured Funded Debt
Extended Unsecured Bridge Loan	101	11.5%	Oct-2022
9.50% Unsecured Notes	790	9.5%	Oct-2022
7.00% Unsecured Notes	735	7.0%	Apr-2023
Total Unsecured Recourse Debt	$1,626
Total Funded Debt	$3,824
As of March 31, 2018, the Company had cash on hand in the amount of approximately $343.8 million.

1.	Secured Term Loans
CIC is the borrower under the Secured Term Loan Agreement with the other Debtors, as guarantors thereunder, the lenders party thereto from time to time, Goldman Sachs Bank USA, as administrative agent and collateral agent (the "Secured Term Loan Agent") and the parties thereto. Pursuant to the Secured Term Loan Agreement, the Secured Term Loan Lenders agreed to provide the Secured Term Loans to CIC in aggregate amounts of $1.1 billion in one tranche (the "USD Secured Term Loans") and £500 million in another tranche (the "GBP Secured Term Loans"), the Revolving Lenders agree to make available to CIC a secured revolving loan facility

10	As of the conversion rate on April 20, 2018.
11
After the Secured FX Swaps were terminated (as discussed below), pursuant to a letter agreement between the Swap Lender (as defined below) and CIC, CIC agreed to pay interest at a rate equal to the rate of interest due on account of the USD Facility of the Secured Term Loan.

12	Interest rate increased from 9.5% to 11.5% , as this facility was not repaid prior to October 2017.

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in the aggregate principal amount of up to $200 million (the "Revolving Facility"),and the L/C Issuers agreed to issue certain Letters of Credit for the account of CIC or its subsidiaries.
All obligations under the Secured Term Loans, the Revolving Facility and the Letters of Credit are secured by a first priority security interest in the assets of the Debtors, with the exception of certain Excluded Property (as defined in the Secured Term Loan Agreement). As of March 31, 2018, there was $1.055 billion of principal amount of USD Secured Term Loans, plus accrued and unpaid interest, costs and fees, and approximately £479.4 million of principal amount of GBP Secured Term Loans, plus accrued and unpaid interest, costs and fees, outstanding under the Secured Term Loan Agreement, as well as Letters of Credit in the amount set forth in footnote 13 hereof. Effective as of the commencement of the CBCA Proceedings, commitments under the Revolving Facility were terminated. Pursuant to the Limited Consent, the Cash Collateral Account has been established with respect to the outstanding Letters of Credit, as applicable.

2.	9.00% Secured Notes
CIC is the issuer of the 9.00% Secured Notes issued pursuant to the term of the 9.00% Secured Notes Indenture, with the other Debtors as guarantors thereunder, and U.S. Bank National Association, as the 9.00% Secured Notes Indenture Trustee. Pursuant to the 9.00% Secured Notes Indenture, CIC issued $350 million of the 9.00% Secured Notes due April 1, 2022.
The 9.00% Secured Notes are guaranteed by the Debtors (other than CIC) and are secured by the same or substantially the same first priority security interests in the assets of the Debtors that secure the Secured Term Loans.
The Debtors, the Secured Term Loan Agent and the 9.00% Notes Indenture Trustee are party to an intercreditor agreement dated October 13, 2016 (the "Intercreditor Agreement"). The Intercreditor Agreement provides that the Secured Term Loan Lenders and the holders of the 9.00% Secured Notes (collectively, the "Secured Noteholders") will share ratably on any proceeds generated from the collateral securing the Secured Term Loans and the 9.00% Secured Notes.

3.	Secured Swap Instruments
The majority of the Company's long-term debt obligations are denominated in USD other than the GBP Secured Term Loans. On August 17, 2016, Concordia Investments Jersey Limited ("CIJL") entered into a cross-currency swap (the "August 2016 Swap") under the 2002 Master ISDA Agreement dated August 15, 2016 (the "Secured Swap ISDA") between Goldman Sachs International (the "Swap Lender") and CIJL in order to reduce the Company's exposure to exchange rate fluctuations between GBP and USD on certain repayments of its long-term debt agreements. The August 2016 Swap has a principal amount of $382 million and a maturity date of April 15, 2023.

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As of March 31, 2018, there were Euro denominated letters of credit totaling €689,942.01, Australian dollar denominated letters of credit totaling A$1,000,000.00, and British Pounds denominated letters of credit totaling £400,000.00.

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On November 3, 2016, CIJL entered into a cross-currency swap (the "November 2016 Swap" and, together with the August 2016 Swap, the "Secured Swap Confirmations" and collectively with the Secured Term Loans and the 9.00% Secured Notes, the "Secured Debt") under the Secured Swap ISDA in order to reduce the Company's exposure to exchange rate fluctuations associated with the 9.00% Secured Notes. The November 2016 Swap has a principal amount of $350 million and a maturity date of April 1, 2022, being the same as the maturity on the 9.00% Secured Notes.
The Secured Swap Confirmations are guaranteed by the Debtors and secured by the same first priority security interests in the assets of the Debtors that secure the Secured Term Loans and the 9.00% Secured Notes. On October, 20, 2017, as a result of the Company commencing the CBCA Proceedings, the Swap Lender informed the Company that the Secured Swap Confirmations were terminated, effective October 23, 2017, pursuant to the Secured Swap ISDA. The principal amount of the Swap Lenders’ claim shall be in the amount of USD $114,431,046, which amount shall apply for all purposes in the CBCA Proceedings and the Chapter 11 Cases. Payment of such claim has been stayed by the CBCA Proceedings.

4.	Subordinated Promissory Note
On December 20, 2013, Concordia Healthcare Inc. ("CHI") (a former subsidiary of CIC, which has since been amalgamated into CIC) issued the Subordinated Promissory Note in the amount of $10 million in favor of Guillermo Herrera, as representative of the Stockholders of Pinnacle Biologics Inc. ("Pinnacle") as part of Concordia's acquisition of Pinnacle. The Subordinated Promissory Note is secured by a pledge of all assets of CHI, which security pledge is subordinated to the security interests granted in respect of the Secured Term Loans and the 9.00% Secured Notes.
There is currently $7 million in outstanding principal under the Subordinated Promissory Note. The principal of the Subordinated Promissory Note is payable on December 20 of each year in $1 million installments. The holder of the Subordinated Promissory Note agreed to defer the installment payment due on December 20, 2017 until May 31, 2018. Any distributions received under the Chapter 11 Plan on account of the Subordinated Promissory Note shall be subject to the terms of the Subordination and Postponement Agreement and the Secured Debt Documents.

5.	Unsecured Bridge Loan
On October 21, 2015, CIC, as borrower, entered into the Extended Unsecured Bridge Loan Agreement with the other Debtors, as guarantors, Goldman Sachs Bank USA, as administrative agent, and the lenders (the "Unsecured Bridge Loan Lenders") and other parties thereto, pursuant to which the Unsecured Bridge Loan Lenders made the Extended Unsecured Bridge Loan available to CIC. Wilmington Trust, National Association has since succeeded Goldman Sachs Bank USA as administrative agent.
The Extended Unsecured Bridge Loan matures on October 21, 2022. Interest on the Extended Unsecured Bridge Loan is 9.5% per annum for the first two years from issuance (i.e. October 21, 2017), payable quarterly in arrears. Because the Extended Unsecured Bridge Loan

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was not repaid on or prior to October 21, 2017, the interest rate has increased to 11.5% per annum.
The Extended Unsecured Bridge Loan is an unsecured obligation of CIC and its affiliated Debtors and is effectively pari passu with the 9.50% Unsecured Notes and the 7.00% Unsecured Notes (together, the “Unsecured Notes”). On December 18, 2015, CIC repaid $33.75 million of the Extended Unsecured Bridge Loan. As of October 19, 2017, there was approximately $100.83 million outstanding under the Extended Unsecured Bridge Loan, plus accrued and unpaid interest. On October 23, 2017 approximately $2.5 million in interest was due and payable under the Extended Unsecured Bridge Loan. Prior to instituting the CBCA Proceedings, the Company elected not to pay the interest due under the Extended Unsecured Bridge Loan.

6.	Unsecured Notes

(a)	7.00% Unsecured Notes
CIC is the issuer under the 7.00% Unsecured Notes issued pursuant to the term of the 7.00% Unsecured Notes Indenture, with the other Debtors as guarantors, and U.S. Bank National Association as the 7.00% Unsecured Notes Indenture Trustee. Pursuant to the 7.00% Unsecured Notes Indenture, CIC issued $735 million of the 7.00% Unsecured Notes due April 15, 2023.
The 7.00% Unsecured Notes are guaranteed by the Debtors (other than CIC) and are unsecured obligations that rank senior in right of payment to all of CIC's and the Debtors' (other than CIC) subordinated indebtedness (which subordinated indebtedness, for clarity, does not include the Extended Unsecured Bridge Loan, which rank pari passu with the Unsecured Notes).
On October 16, 2017 (the first business day following October 15, 2017), approximately $26 million of interest became due and payable under the 7.00% Unsecured Notes. The Company elected to not pay this interest as part of its ongoing reorganization efforts. Any actions to enforce this payment have been stayed under the CBCA Proceedings.

(b)	9.50% Unsecured Notes
CIC is the issuer of the 9.50% Unsecured Notes issued pursuant to the terms of the 9.50% Unsecured Notes Indenture, with the other Debtors as guarantors, and U.S. Bank National Association, as the 9.50% Unsecured Notes Indenture Trustee. Pursuant to the 9.50% Unsecured Notes Indenture, CIC issued $790 million of the 9.50% Unsecured Notes due October 21, 2022. The holders of the Unsecured Notes are referred to collectively as the "Unsecured Noteholders", and together with the Unsecured Bridge Loan Lenders, the "Unsecured Debtholders."
The 9.50% Unsecured Notes are guaranteed by the Debtors (other than CIC) and are unsecured obligations that rank senior in right of payment to all of CIC’s and the Debtors’ (other than CIC’s) subordinated indebtedness. On December 15, 2017, approximately $38 million in interest became due under the 9.50% Unsecured Notes. During the course of CBCA Proceedings, the Company elected not to pay the interest due under the 9.50% Unsecured Notes Indenture. Any actions to enforce this payment have been stayed under the CBCA Proceedings.

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7.	CIC Equity Interests
The authorized capital of CIC consists of an unlimited number of common shares (the "CIC Equity Interests"). The CIC Equity Interests are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "CXR" and the NASDAQ Global Select Market (the "NASDAQ") under the symbol "CXRX." As of April 12, 2018, there were 51,283,547 CIC Equity Interests issued and outstanding. Cinven is CIC's largest shareholder, holding approximately 14% of the issued and outstanding CIC Equity Interests as a result of the CIC Equity Interests issued to Cinven as part of Concordia's Acquisition of Amdipharm Mercury Limited.
CIC is named as a defendant in certain class action lawsuits filed in the State of New York against Concordia and certain of its former executive officers and directors, which have been consolidated into a single case.  The complaints in these suits relate to Concordia’s August 12, 2016 press release whereby Concordia revised its 2016 guidance.  The complaints allege that Concordia issued false and misleading statements to investors and/or failed to disclose that the Company was experiencing a substantial increase in market competition against its drug Donnatal, among other products, and that, as a result, its financial results would suffer and it would be forced to suspend its dividend.  The complaints allege that as a result, Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at the relevant times.
CIC is also named as a defendant in certain class action lawsuits filed in the Quebec and Ontario against Concordia and certain of its former executive officers a former director, alleging that Concordia failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company’s business model, growth platforms, pro forma revenues and dividend payments in certain disclosures from March 23, 2016 to August 11, 2016 (collectively with the class action lawsuits filed in the State of New York, the “Existing Equity Class Actions”). The Existing Equity Class Actions in Ontario and Quebec have not been certified, nor has leave to bring a statutory claim under securities legislation been granted.

III.	EVENTS LEADING TO THE CHAPTER 11 FILINGS

A.	Increased Competition and Industry Changes
In recent years, the Debtors have faced increased pressure on their respective businesses as a result of increasing competition and new entrants into the market. Additionally, Concordia North America's primary customer base is comprised of wholesalers and retail drug chains who have undergone, and continue to undergo, significant consolidation. This consolidation has led to additional purchasing leverage for these groups and pricing pressure on Concordia North America.

B.	Regulatory Matters
The Debtors have faced certain regulatory challenges in recent years, and are currently subject to certain ongoing regulatory investigations being conducted by the United Kingdom Competition and Markets Authority (the "CMA"). The CMA has commenced investigations into various matters in relation to the United Kingdom pharmaceutical sector. Concordia

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International is part of four investigations. The CMA has been in the process of information gathering and analysis and the Company has cooperated with the investigations. During the pendency of the CBCA Proceedings, the CMA has closed some investigations, while it has opted to continue others and issue statement of objections where the CMA has indicated that it considers that a competition infringement may have occurred. For additional information, see CIC’s Form 20-F for the fiscal year ended December 31, 2018.

C.	Strategic Alternative Review, Commencement of the CBCA Proceedings, and Agreement with Restructuring Support Parties
Recognizing that a near-term solution to their imminent liquidity constraints may not be achievable without the support of their major creditors, the Debtors sought external strategic advice and assistance from Perella Weinberg Partners LP ("Perella") as their financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden") and Goodmans LLP ("Goodmans") as their legal advisors. The advisors were retained to assist the Debtors with exploring strategic alternatives to their current liquidity situation in a manner that would maximize value for all stakeholders. The Debtors' management team has been diligently focused on preserving liquidity and reducing operating and corporate costs to align their business with the current market environment.
For information about Concordia's evaluation of strategic alternatives, the development of the Restructuring, the commencement of the CBCA Proceedings, and the development and entry into of the Restructuring Support Agreement, see “Background to and Reasons for the Recapitalization Transaction” in the CBCA Information Circular.

IV.	THE POTENTIAL CHAPTER 11 CASES
The Debtors intend to implement the Restructuring through the CBCA Plan. In the event that the Debtors determine to commence the Chapter 11 Cases, the Debtors anticipate filing voluntary petitions for relief under chapter 11 of the Bankruptcy Code. To facilitate the efficient and expeditious implementation of the Chapter 11 Plan through the Chapter 11 Cases, the Debtors would seek to have the Chapter 11 Cases assigned to the same bankruptcy judge and administered jointly.
As of any bankruptcy filing, all actions and proceedings against the Debtors and all acts to obtain property from the Debtors would be stayed under section 362 of the Bankruptcy Code. The Debtors would continue to operate their business and manage their property as debtors in possession under sections 1107(a) and 1108 of the Bankruptcy Code. The Debtors would expect to proceed expeditiously through the Chapter 11 Cases. To facilitate the Chapter 11 Cases and to minimize disruption to their operations, the Debtors would file motions seeking the relief detailed below. Such relief, if granted, will assist in the administration of the Chapter 11 Cases. There can be no assurance, however, that the Court would grant any or all of the relief sought.
Commencing the Chapter 11 Cases would likely enable the Debtors to implement a financial restructuring on the terms set forth in the Restructuring Support Agreement and the Chapter 11 Plan with little to no disruption of the Debtors' business.

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A.	Expected Timetable of the Chapter 11 Case
The Debtors anticipate that, if the Chapter 11 Cases are commenced, the hearing to consider the adequacy of the Supplement and confirmation of the Chapter 11 Plan will occur within 30 to 45 days after the Petition Date. There can be no assurance, however, that the Bankruptcy Court would permit the Chapter 11 Cases to proceed as expeditiously as anticipated. Assuming that the Chapter 11 Plan is confirmed, the Chapter 11 Plan provides that the Effective Date would be the first Business Day on which all conditions to the Chapter 11 Plan's effectiveness (as set forth in the Chapter 11 Plan) have been satisfied or waived.

B.	Approval of Solicitation Procedures and Scheduling of Confirmation Hearing
In the event that the Debtors commence the Chapter 11 Cases, the Debtors intend to file a motion (the "Scheduling and Solicitation Motion") on the Petition Date requesting that the Court enter an order (a) scheduling a combined Confirmation Hearing to consider, among other things, approval of the adequacy of the Supplement and confirmation of the Chapter 11 Plan, (b) approving the form, manner, and sufficiency of the notice of the commencement of the Chapter 11 Case and Confirmation Hearing, (c) establishing a deadline and procedures for objections to the Supplement and the Chapter 11 Plan, and (d) approving the Solicitation Procedures. The Debtors intend to seek the earliest possible date permitted by the applicable rules and the Court's calendar for the combined Confirmation Hearing.

C.	Assumption of the Restructuring Support Agreement
If the Debtors commence the Chapter 11 Cases, the Debtors, to the extent requested by the Required Consenting Creditors, may file a motion requesting that the Bankruptcy Court authorize the Debtors to assume the Restructuring Support Agreement. The assumption of the Restructuring Support Agreement is likely to only occur in the event it is determined during the Chapter 11 Cases that such assumption is necessary to facilitate implementation of the Restructuring.

D.	Significant First-Day Motions
Recognizing that any interruption of the Debtors' business, even for a short period, could negatively impact customer and vendor relationships and the Debtors' goodwill, revenue, and profits, which would be detrimental to the value of the Debtors' estates, the Debtors intend, upon commencement of the Chapter 11 Cases, if applicable, to file certain typical substantive and procedural motions (the "First-Day Motions") authorizing the Debtors to continue operating their businesses in the ordinary course. These motions would include motions to use cash collateral in business operations, continue the Debtors' cash management practices, continue the Debtors' customer programs, pay employees, independent contractors, and temporary workers, and pay various business expenses such as utilities, trade claims, and insurance in the ordinary course. The First-Day Motions are designed to facilitate a smooth transition into chapter 11 and ease the strain on the Debtors' business as a consequence of the filing of the Chapter 11 Cases. There is no guarantee that the Court will grant any or all of the requested relief.

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V.	THE CHAPTER 11 PLAN OF REORGANIZATION
A copy of the Chapter 11 Plan is attached hereto as Exhibit A.

A.	Chapter 11 Plan’s Releases, Injunction and Related Provisions

1.	Releases by the Debtors
Pursuant to section 1123(b) of the Bankruptcy Code and to the fullest extent allowed by applicable law, and except as otherwise specifically provided in the Chapter 11 Plan or the Confirmation Order, for good and valuable consideration, the adequacy of which is hereby confirmed and includes the service of the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Chapter 11 Plan, on and after the Effective Date, the Released Parties are deemed expressly, conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged by the Debtors, the Reorganized Debtors, and the Estates, each on behalf of itself and its predecessors, successors, and assigns, subsidiaries, affiliates, current and former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, from any and all claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative claims or Causes of Action, asserted or assertable on behalf of the Debtors, the Reorganized Debtors, the Estates, the holder of any Claim, or any other Person or Entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that the Debtors, the Reorganized Debtors, or the Estates ever had, now has, or hereafter can, shall, or may have, or would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Person, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts and the negotiation, formulation or preparation of any transactions or documents in connection therewith, the Debtors’ intercompany transactions, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by the Chapter 11 Plan, the business or contractual arrangements and any other transaction or other arrangement between any Debtor, Reorganized Debtor, or Estate and any Releasing Party, the CBCA Proceedings, the Chapter 11 Cases, the pursuit of confirmation of the Chapter 11 Plan, the Restructuring Transactions, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, or preparation of the Chapter 11 Plan, the Disclosure Statement, the Definitive Documents, the Restructuring Support Agreement, the Subscription Agreement, the Investor Rights Agreement, the Private Placement Documents, the Exit Revolver Documents, the New Senior Secured Debt Documents, the Secured Debt Documents, the Unsecured Debt Documents, the Extended Unsecured Bridge Loan Agreement, the Equity Unsecured Bridge Loan Settlement, the Plan Supplement or related agreements, instruments or other documents created or entered into before or

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during the Chapter 11 Cases, the distribution of securities pursuant to the Chapter 11 Plan, or upon any other act or omission, transaction, agreement, event or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing; provided, however, that nothing in Article VIII.B of the Chapter 11 Plan shall be construed to release any party or entity from gross negligence, fraud, or willful misconduct, as determined by a Final Order; provided, further, that notwithstanding any language to the contrary contained in this Supplement, the Chapter 11 Plan, and/or the Confirmation Order, no provision shall preclude the SEC from enforcing its police and regulatory powers. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Chapter 11 Plan, any of the Restructuring Transactions, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Chapter 11 Plan.
Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtors Release, which includes by reference each of the related provisions and definitions contained in the Chapter 11 Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtors Release is: (1) in exchange for the good and valuable consideration provided by the Released Parties; (2) a good faith settlement and compromise of the Claims released by the Debtors Release; (3) in the best interests of the Debtors and all holders of Claims and Interests; (4) fair, equitable, and reasonable; (5) given and made after due notice and opportunity for hearing; and (6) a bar to any of the Debtors, the Reorganized Debtors, or the Debtors’ Estates asserting any Claim or Cause of Action released pursuant to the Debtors’ Release.

2.	Release By Holders of Claims and Interests
On and after the Effective Date, to the fullest extent allowed by applicable law, and except as otherwise specifically provided in the Chapter 11 Plan or the Confirmation Order, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed and includes the obligations of the Debtors under the Chapter 11 Plan and the contributions of the Released Parties to facilitate and implement that Chapter 11 Plan, each Releasing Party shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Debtors, the Reorganized Debtors, their Estates, and the Released Parties from any and all claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims, asserted or assertable on behalf of a Debtor, the Estates, the holder of any Claim, or any other Person or Entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that such Person or Entity ever had, now has, or hereafter can, shall, or may have, or would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Person or Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts and the negotiation, formulation or preparation of any transactions or documents in connection therewith, the Debtors’ intercompany transactions, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the

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purchase, sale, or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, including any tender rights provided under any applicable law, rule, or regulation, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by the Chapter 11 Plan, the business or contractual arrangements and any other transaction or other arrangement between any Debtor or Estate and any Releasing Party, the CBCA Proceedings, the Chapter 11 Cases, the pursuit of confirmation of the Chapter 11 Plan, the Restructuring Transactions, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, or preparation of the Chapter 11 Plan, this Supplement, the Definitive Documents, the Restructuring Support Agreement, the Subscription Agreement, the Investor Rights Agreement, the Private Placement Documents, the Exit Revolver Documents, the New Senior Secured Debt Documents, the Secured Debt Documents, the Unsecured Debt Documents, the Extended Unsecured Bridge Loan Agreement, the Equity Unsecured Bridge Loan Settlement, the Plan Supplement or related agreements, instruments or other documents created or entered into before or during the Chapter 11 Cases, the distribution of Securities pursuant to the Chapter 11 Plan, or upon any other act or omission, transaction, agreement, event or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing; provided, however, that nothing in Article VIII.C of the Chapter 11 Plan shall be construed to release any party or entity from gross negligence, fraud, or willful misconduct, as determined by a Final Order. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Chapter 11 Plan, any of the Restructuring Transactions, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Chapter 11 Plan.
Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained in the Chapter 11 Plan, and further, shall constitute the Bankruptcy Court’s finding that the Third-Party Release is: (1) consensual; (2) essential to Confirmation of the Chapter 11 Plan; (3) given in exchange for the good and valuable consideration provided by the Released Parties; (4) a good faith settlement and compromise of the Claims released by the Third-Party Release; (5) in the best interests of the Debtors and all holders of Claims and Interests; (6) fair, equitable, and reasonable; (7) given and made after due notice and opportunity for hearing; and (8) a bar to any of the Releasing Parties asserting any Claim or Cause of Action released pursuant to the Third-Party Release.

3.	Exculpation
Except as otherwise specifically provided in the Chapter 11 Plan, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from, any Exculpated Claim, obligation, claims, cause of action or liability for any Exculpated Claim, except for gross negligence, fraud, or willful misconduct (to the extent such duty is imposed by applicable non-bankruptcy law) as determined by a Final Order, but in all respects such Persons or Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Chapter

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11 Plan. The Debtors and the Reorganized Debtors and, to the extent applicable, the other Exculpated Parties (and each of their respective Affiliates, agents, directors, officers, employees, advisors and attorneys) have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of the Chapter 11 Plan securities pursuant to the Chapter 11 Plan, and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Chapter 11 Plan or such distributions made pursuant to the Chapter 11 Plan. For the avoidance of doubt, this exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any other applicable law or rules protecting such Exculpated Parties from liability.

4.	Discharge of Claims and Termination of Interests
Except as otherwise provided in the Chapter 11 Plan, and effective as of the Effective Date: (i) the rights afforded in the Chapter 11 Plan and the treatment of all Claims and Interests in the Chapter 11 Plan will be in exchange for and in complete satisfaction, settlement, discharge, and release of all Claims and Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtors or any of their assets, property, or Estates; (ii) the Chapter 11 Plan will bind all holders of Claims and Interests, notwithstanding whether any such holders were solicited under the Chapter 11 Plan, abstained from voting to accept or reject the Chapter 11 Plan, or voted to reject the Chapter 11 Plan; (iii) all Claims and Interests will be satisfied, discharged, and released in full, and the Debtors’ liability with respect thereto will be extinguished completely, including any liability of the kind specified under section 502(g) of the Bankruptcy Code; and (iv) except as otherwise expressly provided for in the Chapter 11 Plan, all entities will be precluded from asserting against, derivatively on behalf of, or through, the Debtors, the Debtors’ Estates, the Reorganized Debtors, each of their successors and assigns, and each of their assets and properties, any other Claims or Interests based upon any documents, instruments or any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date.

5.	Injunction
FROM AND AFTER THE EFFECTIVE DATE, ALL PERSONS ARE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER, ANY CAUSE OF ACTION RELEASED OR TO BE RELEASED PURSUANT TO THE CHAPTER 11 PLAN OR THE CONFIRMATION ORDER.
FROM AND AFTER THE EFFECTIVE DATE, TO THE EXTENT OF THE RELEASES AND EXCULPATION GRANTED IN ARTICLE VIII OF THE CHAPTER 11 PLAN, THE RELEASING PARTIES SHALL BE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER AGAINST THE RELEASED PARTIES AND THEIR ASSETS AND PROPERTIES, AS THE CASE MAY BE, ANY SUIT, CAUSE OF ACTION, OR OTHER PROCEEDING, ON ACCOUNT OF OR RESPECTING ANY CLAIM, DEMAND, LIABILITY, OBLIGATION, DEBT, RIGHT, CAUSE OF ACTION, INTEREST, OR REMEDY RELEASED OR TO BE RELEASED PURSUANT TO ARTICLE VIII OF THE CHAPTER 11 PLAN OR THE CONFIRMATION ORDER

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EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE CHAPTER 11 PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE CHAPTER 11 PLAN, ALL PERSONS WHO HAVE HELD, HOLD, OR MAY HOLD CLAIMS, OR INTERESTS THAT HAVE BEEN RELEASED OR DISCHARGED PURSUANT TO ARTICLE VIII OF THE CHAPTER 11 PLAN OR ARE SUBJECT TO EXCULPATION PURSUANT TO ARTICLE VIII OF THE CHAPTER 11 PLAN ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS: (1) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR INTERESTS; (2) ENFORCING, ATTACHING, COLLECTING, OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE, OR ORDER AGAINST SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (3) CREATING, PERFECTING, OR ENFORCING ANY ENCUMBRANCE OF ANY KIND AGAINST SUCH RELEASED PARTIES OR AGAINST THE PROPERTY OR ESTATES OF SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; (4) ASSERTING ANY RIGHT OF SETOFF, SUBROGATION, OR RECOUPMENT OF ANY KIND AGAINST ANY OBLIGATION DUE FROM THE DEBTORS, THE REORGANIZED DEBTORS, OR AGAINST THE PROPERTY OR INTERESTS IN PROPERTY OF THE DEBTORS OR THE REORGANIZED DEBTORS ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS; AND (5) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS OR INTERESTS RELEASED, SETTLED, OR DISCHARGED PURSUANT TO THE CHAPTER 11 PLAN.
THE RIGHTS AFFORDED IN THE CHAPTER 11 PLAN AND THE TREATMENT OF ALL CLAIMS AND INTERESTS IN THE CHAPTER 11 PLAN SHALL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION OF ALL CLAIMS AND INTERESTS OF ANY NATURE WHATSOEVER, INCLUDING ANY INTEREST ACCRUED ON CLAIMS FROM AND AFTER THE PETITION DATE, AGAINST THE DEBTORS OR ANY OF THEIR ASSETS, PROPERTIES, OR ESTATES. ON THE EFFECTIVE DATE, ALL SUCH CLAIMS SHALL BE FULLY RELEASED AND DISCHARGED, AND THE INTERESTS SHALL BE CANCELLED.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR IN THE CHAPTER 11 PLAN OR IN OBLIGATIONS ISSUED PURSUANT HERETO FROM AND AFTER THE EFFECTIVE DATE, ALL CLAIMS SHALL BE FULLY RELEASED AND DISCHARGED, AND ALL INTERESTS SHALL BE CANCELLED, AND THE DEBTORS’ LIABILITY WITH RESPECT THERETO SHALL BE EXTINGUISHED COMPLETELY, INCLUDING ANY LIABILITY OF THE KIND SPECIFIED UNDER SECTION 502(G) OF THE BANKRUPTCY CODE.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE CHAPTER 11 PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS

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ISSUED PURSUANT TO THE CHAPTER 11 PLAN, ALL PERSONS SHALL BE PRECLUDED FROM ASSERTING AGAINST THE DEBTORS, THEIR ESTATES, THE REORGANIZED DEBTORS, EACH OF THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AND EACH OF THEIR ASSETS AND PROPERTIES, AND EACH OF THE RELEASED PARTIES, ANY OTHER CLAIMS OR INTERESTS BASED UPON ANY DOCUMENTS, INSTRUMENTS, OR ANY ACT OR OMISSION, TRANSACTION, OR OTHER ACTIVITY OF ANY KIND OR NATURE THAT OCCURRED BEFORE THE EFFECTIVE DATE.

6.	Release of Liens
Except as otherwise expressly provided in the Chapter 11 Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Chapter 11 Plan, including the Exit Revolver Documents and the New Senior Secured Debt Documents, on the Effective Date and concurrently with the applicable distributions made pursuant to the Chapter 11 Plan and the effectiveness of the Exit Revolver Documents and the New Senior Secured Debt Documents, all mortgages, deeds of trust, Liens, pledges, and other security interests against any property of the Debtor’s Estate shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, and other security interests shall revert to the Reorganized Debtor and each of its successors and assigns.

B.	Restructuring Expenses
The Restructuring Expenses shall be Allowed Administrative Expenses without the need for any application to the Bankruptcy Court. On or promptly after the Effective Date, the Debtors or the Reorganized Debtors, as applicable, shall pay in full in Cash all outstanding Restructuring Expenses not previously paid pursuant to an order of the Bankruptcy Court (or otherwise) in accordance with the terms of the applicable engagement letters entered into or acknowledged by the Debtors or other applicable contractual arrangements, including, for the avoidance of doubt, any fees and expenses or other obligations owed to the Initial Consenting Creditors Advisors and the Secured Swap Lender’s advisors, the Agents’ Fees and Expenses, and the Indenture Trustees’ Fees and Expenses, whether arising prepetition or postpetition and that are outstanding on the Effective Date, without the need for any application or notice to or approval by the Bankruptcy Court, without in any way affecting or diminishing (a) the rights of any of the Indenture Trustees to exercise its Indenture Trustee Charging Lien against distributions under the Chapter 11 Plan to holders of the 9.00% Secured Notes, the 7.00% Unsecured Notes or the 9.50% Unsecured Notes, as applicable, with respect to any unpaid Indenture Trustees’ Fees and Expenses, or (b) the rights or authority of the Secured Term Loan Agent to make distributions in connection with the Chapter 11 Plan in accordance with the terms of the Secured Term Loan Agreement and the other Credit Documents, including any applicable payment priorities thereunder. Restructuring Expenses invoiced after the Effective Date, covering (i) the period prior to or on the Effective Date and (ii) in the case of Agents’ Fees and Expenses and Indenture Trustees’ Fees and Expenses, the period after the Effective Date, shall in each case be paid promptly by the Reorganized Debtors following receipt of invoices therefor in accordance with the Restructuring Support Agreement (as applicable), the terms of the applicable documents giving rise to such rights, and the Chapter 11 Plan; provided, however, that (x) any Person seeking payment of Restructuring Expenses in accordance with the terms of the

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Chapter 11 Plan shall submit all invoices for such Restructuring Expenses reasonably promptly to the Debtors or Reorganized Debtors and the Initial Consenting Creditors Advisors and (y) the Debtors or Reorganized Debtors and the Majority Private Placement Parties shall have seven (7) days to object to such fees and expenses prior to payment of such fees and expenses and any such objection shall be subject to adjudication by the Bankruptcy Court (to the extent parties are unable to resolve any such objection on a consensual basis).

VI.	FINANCIAL INFORMATION AND PROJECTIONS

A.	Consolidated Condensed Projected Financial Information
The Debtors believe that the Chapter 11 Plan is feasible as required by section 1129(a)(11) of the Bankruptcy Code, because confirmation is not likely to be followed by liquidation or the need for further financial reorganization of the Debtors or any successor to the Debtors. In connection with the planning and development of a plan of reorganization and for purposes of determining whether the Chapter 11 Plan will satisfy this feasibility standard, the Debtors have analyzed their ability to satisfy their financial obligations while maintaining sufficient liquidity and capital resources.
In connection with the Supplement, the Debtors' senior management team ("Management") prepared financial projections (the "Projections") for fiscal years 2018 through 2022 (the "Projection Period"). The Projections are based on a number of assumptions made by Management with respect to the future performance of the Reorganized Debtors' operations.
The Debtors do not, as a matter of course, publish their business plans or strategies, projections or anticipated financial position. Accordingly, the Debtors do not anticipate that they will, and disclaim any obligation to, furnish updated business plans or Projections to holders of Claims or other parties in interest after the Confirmation Date, or to include such information in documents required to be filed with the SEC or otherwise make such information public, unless required to do so by the SEC or other regulatory bodies. In connection with the planning and development of the Chapter 11 Plan, the Projections were prepared by the Debtors, with the assistance of their professionals, to present the anticipated impact of the Chapter 11 Plan. The Projections assume that the Chapter 11 Plan will be implemented in accordance with its stated terms. The Projections are based on forecasts of key economic variables and may be significantly impacted by a variety of other factors. Consequently, the estimates and assumptions underlying the Projections are inherently uncertain and are subject to material business, economic, and other uncertainties. Therefore, such Projections, estimates, and assumptions are not necessarily indicative of current values or future performance, which may be significantly less or more favorable than set forth herein. The Projections included herein were last updated in December 2017. The Projections should be read in conjunction with the significant assumptions, qualifications, and notes set forth below.
THESE FINANCIAL PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC OR GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS FOR PREPARATION AND PRESENTATION OF PROSPECTIVE FINANCIAL INFORMATION.

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ALTHOUGH MANAGEMENT HAS PREPARED THE PROJECTIONS IN GOOD FAITH AND BELIEVES THE ASSUMPTIONS TO BE REASONABLE, THE DEBTORS AND THE REORGANIZED DEBTORS CAN PROVIDE NO ASSURANCE THAT SUCH ASSUMPTIONS WILL BE REALIZED. AS DESCRIBED IN DETAIL IN THE SUPPLEMENT, A VARIETY OF RISK FACTORS COULD AFFECT THE REORGANIZED DEBTORS' FINANCIAL RESULTS AND MUST BE CONSIDERED. ACCORDINGLY, ANY REVIEW OF THE PROJECTIONS SHOULD TAKE INTO ACCOUNT THE RISK FACTORS SET FORTH IN THE SUPPLEMENT AND THE ASSUMPTIONS DESCRIBED HEREIN, INCLUDING ALL RELEVANT QUALIFICATIONS AND FOOTNOTES.
MOREOVER, THE PROJECTIONS CONTAIN CERTAIN STATEMENTS THAT ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS, AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE DEBTORS, INCLUDING THE IMPLEMENTATION OF THE CHAPTER 11 PLAN, THE CONTINUING AVAILABILITY OF SUFFICIENT BORROWING CAPACITY OR OTHER FINANCING TO FUND OPERATIONS, ACHIEVING OPERATING EFFICIENCIES, EXISTING AND FUTURE GOVERNMENTAL REGULATIONS AND ACTIONS OF GOVERNMENTAL BODIES, INDUSTRY-SPECIFIC RISK FACTORS, AND OTHER MARKET AND COMPETITIVE CONDITIONS, INCLUDING WITHOUT LIMITATION THOSE SET FORTH IN CIC'S ANNUAL REPORT ON FORM 20-F FILED WITH SEC ON MARCH 8, 2018. HOLDERS OF CLAIMS AND INTERESTS ARE CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE MADE AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS, AND THE DEBTORS UNDERTAKE NO OBLIGATION TO UPDATE ANY SUCH STATEMENTS. THE PROJECTIONS, WHILE PRESENTED WITH NUMERICAL SPECIFICITY, ARE NECESSARILY BASED ON A VARIETY OF ESTIMATES AND ASSUMPTIONS WHICH, THOUGH CONSIDERED REASONABLE BY THE DEBTORS, MAY NOT BE REALIZED AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, INDUSTRY, REGULATORY, LEGAL, MARKET, AND FINANCIAL UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE REORGANIZED DEBTORS' CONTROL. THE DEBTORS CAUTION THAT NO REPRESENTATIONS CAN BE MADE OR ARE MADE AS TO THE ACCURACY OF THE PROJECTIONS OR TO THE REORGANIZED DEBTORS' ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL BE INCORRECT. MOREOVER, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE DEBTORS PREPARED THESE PROJECTIONS MAY BE DIFFERENT FROM THOSE ASSUMED, OR, ALTERNATIVELY, MAY HAVE BEEN UNANTICIPATED, AND THUS THE OCCURRENCE OF THESE EVENTS MAY AFFECT FINANCIAL RESULTS IN A MATERIALLY ADVERSE OR MATERIALLY BENEFICIAL MANNER. EXCEPT AS OTHERWISE PROVIDED IN THE CHAPTER 11 PLAN OR THIS SUPPLEMENT, THE DEBTORS AND REORGANIZED DEBTORS, AS APPLICABLE, DO NOT INTEND AND UNDERTAKE NO OBLIGATION TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE HEREOF OR TO

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REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. THEREFORE, THE PROJECTIONS MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. IN DECIDING WHETHER TO VOTE TO ACCEPT OR REJECT THE CHAPTER 11 PLAN, HOLDERS OF CLAIMS MUST MAKE THEIR OWN DETERMINATIONS AS TO THE REASONABLENESS OF SUCH ASSUMPTIONS AND THE RELIABILITY OF THE PROJECTIONS AND SHOULD CONSULT WITH THEIR OWN ADVISERS.

B.	Assumptions With Respect to the Financial Projections
(a)    Methodology. Management developed a business plan for the Projection Period based on current and projected market conditions in which the Company operates.
(b)    Sales. The Company realizes revenue across two key segments: International and North America. The growth in net revenue during the Projection Period is primarily driven by strategic opportunities identified by Management in the International segment.
(c)    Cost of Goods Sold. Cost of Goods Sold are estimates based on historical realized costs and the anticipated near-term and longer-term margin profile.
(d)    Selling, General and Administrative, and Development Expenses. Selling, General and Administrative Costs ("SG&A") and Development expenses are primarily comprised of senior management and other personnel costs, rent, insurance, audit and other professional fees and corporate overhead necessary to manage the business and comply with public company reporting and other regulatory requirements. Projected SG&A and Development expenses are based on current development plans, and includes certain adjustments for cost reduction initiatives.
(e)    Capital Structure. The Projections assume that the Company's capital structure post-emergence will consist of approximately $1.4 billion of total debt, including approximately $1.1 billion of Senior Secured Term Loan and $300 million of Senior Secured Notes.

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C.	Summary Financial Projections[14]

VII.	RISK FACTORS TO BE CONSIDERED[15]
PRIOR TO VOTING TO ACCEPT OR REJECT THE CHAPTER 11 PLAN, ALL HOLDERS OF CLAIMS THAT ARE IMPAIRED AND ENTITLED TO VOTE SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH HEREIN, AS WELL AS ALL OTHER INFORMATION SET FORTH OR OTHERWISE REFERENCED IN THIS SUPPLEMENT. ALTHOUGH THESE RISK FACTORS ARE MANY, THESE FACTORS SHOULD NOT BE REGARDED AS CONSTITUTING THE ONLY RISKS PRESENT IN CONNECTION WITH CONCORDIA'S BUSINESS OR THE CHAPTER 11 PLAN AND ITS IMPLEMENTATION.
As noted above, there can be no guarantee that the assumptions, estimates, and projections underlying the Chapter 11 Plan will continue to be accurate or valid at any time after the date hereof. This section of the Supplement explains that there are certain risk factors that each voting holder of a Claim should consider in determining whether to vote to accept or reject the Chapter 11 Plan. Accordingly, each holder of a Claim who is entitled to vote on the Chapter 11 Plan should read and carefully consider the following factors, as well as the other information set forth in this Supplement and the Solicitation Package (and the documents delivered together herewith and/or incorporated by reference herein), before deciding whether to vote to accept or to reject the Chapter 11 Plan.

14	Projections are in millions of dollars and calculated as of March 31, 2018.
15	Additional risk factors can be found in the CBCA Information Circular.

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A.	General
The Chapter 11 Plan sets forth the means for satisfying the Claims against and Interests in each of the Debtors. Certain Claims are not expected to be paid in full. Nevertheless, the reorganization of the Debtors' business and operations under the proposed Chapter 11 Plan avoids the potentially adverse impact of the likely increased delays and costs associated with a chapter 7 liquidation of the Debtors. The Chapter 11 Plan has been proposed after a careful consideration of all reasonable restructuring alternatives. Despite the risks inherent in the Chapter 11 Plan, as described herein, the Debtors believe that the Chapter 11 Plan is in the best interests of Creditors when compared to all reasonable alternatives. The following provides a summary of various important considerations and risk factors associated with the Chapter 11 Plan; however, it is not exhaustive. In considering whether to vote to accept or reject the Chapter 11 Plan, holders of Claims entitled to vote on the Chapter 11 Plan should read and carefully consider the factors set forth below, as well as all other information set forth or otherwise referenced or incorporated by reference in this Supplement.

B.	Risk Factors Related to the Debtors' Business

1.	Certain Regulatory Risks
Beginning in 2016, the CMA commenced investigations in relation to the UK pharmaceutical sector. The CMA has been in the process of information gathering and analysis and the Company has cooperated with the investigations. During the pendency of the CBCA Proceedings, the CMA has closed some investigations, while it has opted to continue others and issue statement of objections where the CMA has indicated that it considers that a competition infringement may have occurred. Regulatory investigations are costly and have, and will continue to, divert the attention of management and other key personnel from Concordia's business and operations.
Further, following certain recent negative publicity surrounding the pricing of pharmaceutical drugs and an emphasis on healthcare reform in the U.S. and the UK, the Company's ability to control the pricing of its products could be at risk. Current or future U.S. laws, UK laws or the laws applicable in other jurisdictions where Concordia sells its products, may regulate, limit or otherwise influence the prices of pharmaceutical drugs, which could adversely affect the revenues generated by Concordia's products. Government mandated price reductions and/or other controls may be implemented to force price cuts by pharmaceutical companies on certain products. If price cuts are mandated, Concordia may experience significant declines in revenues and profitability which could have a materially adverse effect on Concordia's business, financial condition and results of operations.

2.	Risks Related to Generic Competition
A significant number of the products sold by Concordia have no exclusivity protection via patent or data exclusivity rights or are protected by patents or regulatory exclusivity periods that will be expiring in the near future. These products represent a significant amount of Concordia's revenue. Without exclusivity protection, competitors face fewer barriers in introducing competing products. Upon the expiration or loss of patent protection for Concordia's

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products, or upon the "at-risk" launch (despite pending patent infringement litigation against the generic product) by a generic competitor of a generic version of Concordia's products (which may be sold at significantly lower prices than Concordia's products), Concordia could lose a significant portion of sales of that product in a very short period.
If sales of Concordia's products were to increase substantially, competitors may be more likely to develop generic formulations that compete directly with Concordia's products. The introduction of competing products (including generic products) could have a material adverse effect on Concordia's business, financial condition and results of operations.
These competitive pressures have negatively impacted, and may continue to negatively impact, Concordia's business, financial condition and results of operations, and Concordia may not be able to address these impacts or competitive pressures in a timely manner or at all. In addition, these competitive pressures have resulted in Concordia having to take significant impairments on its assets. Concordia may be required to take additional impairments on its assets in the event that these conditions continue to affect Concordia's business, financial condition and operations.

C.	Potential Adverse Effects of Chapter 11
Although the Debtors will seek to make their stay in chapter 11 as brief as possible and to obtain relief from the Bankruptcy Court so as to minimize any potential disruption to their business operations, it is possible that the commencement of the Chapter 11 Cases could materially adversely affect the relationship among the Debtors, customers, employees, vendors and service providers.

D.	Chapter 11 Plan May Not Be Accepted
There can be no assurance that the requisite acceptances to confirm the Chapter 11 Plan will be obtained. Thus, while the Debtors believe the Chapter 11 Plan is confirmable under the standards set forth in Bankruptcy Code section 1129, there is no guarantee that the Chapter 11 Plan will be accepted by the requisite Classes entitled to vote on the Chapter 11 Plan.

E.	Certain Bankruptcy Considerations
Even if all voting Impaired Classes vote in favor of the Chapter 11 Plan, and even if with respect to any Impaired Class deemed to have rejected the Chapter 11 Plan the requirements for "cramdown" (discussed in more detail herein) are met, the Bankruptcy Court, which, as a court of equity, may exercise substantial discretion, may choose not to confirm the Chapter 11 Plan. Bankruptcy Code section 1129 requires, among other things, a showing that confirmation of the Chapter 11 Plan will not be followed by liquidation or the need for further financial reorganization of the Debtors, and that the value of distributions to dissenting holders of Claims and Interests will not be less than the value such holder would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code. Although the Debtors believe that the Chapter 11 Plan will meet such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

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With respect to Impaired classes of Claims that do not accept the Chapter 11 Plan, the Debtors may seek to cramdown the Chapter 11 Plan on such Impaired rejecting classes pursuant to Bankruptcy Code section 1129(b). Section 1129(b) of the Bankruptcy Code requires that the plan of reorganization be fair and equitable and not discriminate unfairly with respect to such classes. There can be no assurances that the Bankruptcy Court will conclude that the feasibility test and other requirements of section 1129 of the Bankruptcy Code have been met with respect to the Chapter 11 Plan. If and when the Chapter 11 Plan is filed, there can be no assurances that modifications to the Chapter 11 Plan would not be required for Confirmation, or that such modifications would not require a re-solicitation of votes on the Chapter 11 Plan.
The Bankruptcy Court could fail to approve this Supplement and determine that the votes in favor of the Chapter 11 Plan should be disregarded. The Debtors then would be required to recommence the solicitation process, which would include re-filing a plan of reorganization and disclosure statement. Typically, this process involves a 60- to 90-day period and includes a Bankruptcy Court hearing with respect to the required approval of a disclosure statement, followed (after Bankruptcy Court approval) by solicitation of claim and interest holder votes for the plan of reorganization, followed by a confirmation hearing at which the Bankruptcy Court will determine whether the requirements for confirmation have been satisfied, including the requisite claims and interest holder acceptances.

F.	Risk Factors Related to the New CIC Shares Issued Under the Chapter 11 Plan.

1.	Reorganized CIC is under no obligation to declare or pay any dividends or other distributions on account of the New CIC Shares.
Reorganized CIC is under no obligation to declare or pay any dividends or other distributions on account of the New CIC Shares. The determination regarding the payment of dividends or other distributions will be made by its Board of Directors and will depend on a number of business and other factors deemed relevant by the Board of Directors. Consequently, a holder's only ability to recognize a return on the New CIC Shares may be through the sale of its New CIC Shares, and the ability to sell the shares of New CIC Shares may be limited.

2.	The Reorganized Debtors' operations might not be profitable after the Effective Date, which could have an adverse impact on the value of the New CIC Shares.
The Reorganized Debtors' operating performance may be affected by, among other things, regulatory changes, economic conditions, industry competition and changes, and instability in the financial markets. Additional information about the risk associated with the Reorganized Debtors' business can be found in CIC's public filings.

3.	In the event of future issuances of New CIC Shares substantial dilution may occur.
The shares of New CIC Shares will be subject to dilution as a result of issuances under the Management Incentive Plan. Subject to approval by a majority of the board of directors of Reorganized CIC, Reorganized CIC may issue additional shares of New CIC Shares or other

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equity securities after the consummation of the Chapter 11 Plan, which may result in further dilution to the shares of New CIC Shares.

4.	Reorganized CIC will be a holding company and, as a result, it will be dependent on its subsidiaries for its cash flows and ability to meet its obligations.
Reorganized CIC's principal assets will consist of the shares of capital stock or other equity instruments of its subsidiaries and, accordingly, its cash flows and ability to meet its obligations will be dependent upon the earnings of its subsidiaries and the payment of such earnings to Reorganized CIC in the form of dividends, distributions, loans, or otherwise, and repayment of loans or advances from Reorganized CIC. These subsidiaries will be separate and distinct legal entities and will have no obligation (other than any existing contractual obligations, which may be suspended or altered in the Chapter 11 Cases) to provide Reorganized CIC with funds for its payment obligations or the payment of dividends or other distributions to holders of equity securities of Reorganized CIC. Other than certain required tax distributions and distributions of "available cash" required under the governing documents of Reorganized CIC and permitted by law, any decision by a subsidiary to provide Reorganized CIC with funds for its payment obligations will depend on, among other things, the subsidiary's results of operations, financial condition, cash requirements, contractual restrictions (including covenants in its existing and future debt agreements), applicable law, and other factors. To the extent Reorganized CIC may be a creditor with recognized claims against any of its subsidiaries, Reorganized CIC's claims would still be subject to the prior claims of such subsidiary's creditors to the extent that they are secured or senior to those held by Reorganized CIC. Further, the rights of holders of the equity securities of Reorganized CIC, including holders of shares of New CIC Shares, are subordinated to the rights of creditors of Reorganized CIC and its subsidiaries as discussed below.

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5.
If a holder of Chapter 11 Plan Securities is an underwriter (as defined in Section 1145 of the Bankruptcy Code), such Chapter 11 Plan Securities may not be resold absent an effective registration statement under the Securities Act or pursuant to an applicable exemption therefrom.

In reliance upon section 1145 of the Bankruptcy Code, the issuance of the Chapter 11 Plan securities will not be registered under the Securities Act, and the issuance will be deemed to be a public offering. Accordingly, the Chapter 11 Plan securities may be resold without registration under the Securities Act, unless the holder is a controlling person within the meaning of the Securities Act or is otherwise an "underwriter" with respect to such securities, as that term is defined in section 1145 of the Bankruptcy Code. If the holder is a controlling person within the meaning of the Securities Act or is otherwise such an "underwriter" with respect to such securities, such securities may not be offered or resold under the Securities Act absent an effective registration statement under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act. There can be no assurances that any such exemption would be available and any such exemption, if available, may impose volume, manner of sale or other restrictions on the sale of the Chapter 11 Plan securities. Any such transfers would also be subject to the risk described above, "the ability to transfer shares of New CIC Shares may be limited by the absence of an active trading market."

6.	Loss of Listed Status of Concordia's Equity Could Result in Negative Tax Consequences
Concordia’s after-tax cash flow from operations may be materially reduced if its principal class of shares fails to remain listed on a public exchange in the United States or Canada and fail to (i) achieve a more than de minimus level of trading for a specified number of days; and (ii) achieve more than a prescribed volume of trading, in each case, in a given year during which such shares are listed on the relevant exchange.
Should CIC be unable to either maintain its current listed status on the TSX or NASDAQ, or fail to obtain such listing in respect of the New CIC Shares, Concordia's after-tax cash flow from operations may be materially reduced.

G.	Bankruptcy-Specific Risk Factors That Could Negatively Impact the Debtors' Business

1.	The Debtors are subject to the risks and uncertainties associated with the Chapter 11 Cases.
For the duration of the Chapter 11 Cases, the Debtors' operations and its ability to execute its business strategy will be subject to risks and uncertainties associated with bankruptcy. These risks include:

•	the Debtors' ability to continue as a going concern;

•	the Debtors' ability to obtain Bankruptcy Court approval with respect to motions filed in the Chapter 11 Cases from time to time;

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•
the Debtors' ability to develop, prosecute, confirm and consummate the proposed Chapter 11 Plan outlined in the Restructuring Support Agreement or any other plan of reorganization with respect to the Chapter 11 Cases;

•
the ability of third parties to seek and obtain court approval to terminate or shorten the exclusivity period for the Debtors to propose and confirm a plan of reorganization, to appoint a United States Trustee, or to convert the Chapter 11 Cases to chapter 7 cases;

•	the Debtors' ability to retain key vendors or secure alternative supply sources;

•	the Debtors' ability to obtain and maintain normal payment and other terms with vendors and service providers;

•	the Debtors' ability to maintain contracts that are critical to its operations;

•	the Debtors' ability to attract, motivate, and retain management; and

•	the Debtors' ability to fund and execute their business plan.

2.	The Debtors' business could suffer from a long and protracted restructuring.
The Debtors' future results are dependent upon the successful confirmation and implementation of a plan of reorganization. Failure to obtain this approval in a timely manner could adversely affect its operating results, as its ability to obtain financing to fund operations may be harmed by protracted bankruptcy proceedings. If a liquidation or protracted reorganization were to occur, there is a significant risk that the value of the Debtors' enterprise would be substantially eroded to the detriment of all stakeholders. Even once a plan of reorganization is approved and implemented, the Debtors' operating results may be adversely affected by the possible reluctance of prospective lenders, customers, or vendors to do business with a company that recently emerged from bankruptcy proceedings.

H.	Classification and Treatment of Claims and Interests
Bankruptcy Code section 1122 requires that the Chapter 11 Plan classify Claims against, and Interests in, the Debtors. The Bankruptcy Code also provides that the Chapter 11 Plan may place a Claim or Interest in a particular Class only if such Claim or Interest is substantially similar to the other Claims or Interests of such Class. The Debtors believe that all Claims and Interests have been appropriately classified in the Chapter 11 Plan.
To the extent that the Bankruptcy Court finds that a different classification is required for the Chapter 11 Plan to be confirmed, the Debtors would seek (i) to modify the Chapter 11 Plan to provide for whatever classification might be required for confirmation and (ii) to use the acceptances received from any Creditor pursuant to this solicitation for the purpose of obtaining the approval of the Class or Classes of which such Creditor ultimately is deemed to be a member. Any such reclassification of Creditors, although subject to the notice and hearing requirements of

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the Bankruptcy Code, could adversely affect the Class in which such Creditor was initially a member, or any other Class under the Chapter 11 Plan, by changing the composition of such Class and the vote required for approval of the Chapter 11 Plan. There can be no assurance that the Bankruptcy Court, after finding that a classification was inappropriate and requiring a reclassification, would approve the Chapter 11 Plan based upon such reclassification. Except to the extent that modification of classification in the Chapter 11 Plan requires resolicitation, the Debtors will, in accordance with the Bankruptcy Code and the Bankruptcy Rules, seek a determination by the Bankruptcy Court that acceptance of the Chapter 11 Plan of any holder of Claims pursuant to this solicitation will constitute a consent to the Chapter 11 Plan's treatment of such holder regardless of the Class as to which such holder is ultimately deemed to be a member.
The Bankruptcy Code also requires that the Chapter 11 Plan provide the same treatment for each Claim or Interest of a particular Class unless the holder of a particular Claim or Interest agrees to a less favorable treatment of its Claim or Interest. The Debtors believe that the Chapter 11 Plan complies with the requirement of equal treatment. To the extent that the Bankruptcy Court finds that the Chapter 11 Plan does not satisfy such requirement, the Bankruptcy Court could deny confirmation of the Chapter 11 Plan.
Issues or disputes relating to classification and/or treatment could result in a delay in the confirmation and consummation of the Chapter 11 Plan and could increase the risk that the Chapter 11 Plan will not be consummated.

I.	Conditions Precedent to Consummation of the Chapter 11 Plan
The Chapter 11 Plan provides for certain conditions that must be satisfied (or waived) prior to the Effective Date. As of the date of this Supplement, there can be no assurance that any or all of the conditions in the Chapter 11 Plan will be satisfied (or waived). Accordingly, even if the Chapter 11 Plan is confirmed by the Bankruptcy Court, there can be no assurance that the Chapter 11 Plan will be consummated and the Restructuring completed.

J.	Liquidation Under Chapter 7
If no plan can be confirmed, the Debtors' Chapter 11 Cases may be converted to a case under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be elected or appointed to liquidate the assets of the Debtors for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effects that chapter 7 liquidation would have on the recoveries of holders of Claims and the Debtors' Liquidation Analysis is described herein and attached hereto as Exhibit B.

K.	The Bankruptcy Court May Find the Solicitation of Acceptances Inadequate
Usually, votes to accept or reject a plan of reorganization are solicited after the filing of a petition commencing a chapter 11 case. Nevertheless, a debtor may solicit votes prior to the commencement of a chapter 11 case in accordance with sections 1125(g) and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b). Sections 1125(g) and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b) require that:

•	Solicitation comply with applicable non-bankruptcy law;

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•	The plan of reorganization be transmitted to substantially all creditors and other interest holders entitled to vote; and

•	The time prescribed for voting is not unreasonably short.
In addition, Bankruptcy Rule 3018(b) provides that a holder of a claim or interest who has accepted or rejected a plan before the commencement of the case under the Bankruptcy Code will not be deemed to have accepted or rejected the plan if the court finds after notice and a hearing that the plan was not transmitted in accordance with reasonable solicitation procedures. Section 1126(b) of the Bankruptcy Code provides that a holder of a claim or interest that has accepted or rejected a plan before the commencement of a case under the Bankruptcy Code is deemed to have accepted or rejected the plan if (i) the solicitation of such acceptance or rejection was in compliance with applicable non-bankruptcy law, rule or regulation governing the adequacy of disclosure in connection with such solicitation or (ii) there is no such law, rule, or regulation, and such acceptance or rejection was solicited after disclosure to such holder of adequate information (as defined by section 1125(a) of the Bankruptcy Code). While the Debtors believe that the requirements of sections 1125(g) and 1126(b) of the Bankruptcy Code and Bankruptcy Rule 3018(b) will be met, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

L.	There is Risk of Termination of the RSA
To the extent that events giving rise to termination of the Restructuring Support Agreement occur, the Restructuring Support Agreement may terminate prior to the Confirmation or consummation of the Chapter 11 Plan, which could result in the loss of support for the Plan by important creditor constituencies. Any such loss of support could adversely affect the Debtors’ ability to confirm and consummate the Chapter 11 Plan.

M.	There is Risk of Termination of the Subscription Agreement
To the extent that events giving rise to termination of the Subscription Agreement occur, the Subscription Agreement may terminate prior to the Confirmation or consummation of the Chapter 11 Plan, which could result in the loss of the means to implement the Restructuring Transactions contemplated by the Chapter 11 Plan. Any termination of the Subscription Agreement could adversely affect the Debtors’ ability to confirm and consummate the Chapter 11 Plan.

N.	The Bankruptcy Court May Dismiss Some or All of the Chapter 11 Cases
Certain parties in interest may contest the Debtors’ authority to commence and/or prosecute the Chapter 11 Cases. If, pursuant to any such proceeding, the Bankruptcy Court finds that some or all of the Debtors could not commence the Chapter 11 Cases for any reason, the Debtors may be unable to consummate the transactions contemplated by the Restructuring Support Agreement and the Chapter 11 Plan. If some or all of the Chapter 11 Cases are dismissed, the Debtors may be forced to cease operations due to insufficient funding and/or liquidate their business in another forum to the detriment of all parties in interest.

O.	The Debtors May Seek to Amend, Waive, Modify, or Withdraw the Chapter 11 Plan at Any Time Prior to Confirmation

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The Debtors, reserve the right, in accordance with the Bankruptcy Code, and the Bankruptcy Rules, and consistent with the terms of the Chapter 11 Plan and the Restructuring Support Agreement, to amend the terms of the Chapter 11 Plan or waive any conditions thereto if and to the extent such amendments or waivers are necessary or desirable to consummate the Chapter 11 Plan. The potential impact of any such amendment or waiver on the holders of Claims and Interests cannot presently be foreseen but may include a change in the economic impact of the Chapter 11 Plan on some or all of the proposed Classes or a change in the relative rights of such Classes. All holders of Claims and Interests will receive notice of such amendments or waivers required by applicable law and the Bankruptcy Court. If, after receiving sufficient acceptances, but prior to Confirmation of the Chapter 11 Plan, the Debtors seek to modify the Chapter 11 Plan, the previously solicited acceptances will be valid only if (1) all classes of adversely affected creditors and interest holders accept the modification in writing, or (2) the Bankruptcy Court determines, after notice to designated parties, that such modification was de minimis or purely technical or otherwise did not adversely change the treatment of holders of accepting Claims and Interests or is otherwise permitted by the Bankruptcy Code.

P.	Certain Tax Consequences of the Chapter 11 Plan Raise Unsettled and Complex Legal Issues and Involve Various Factual Determinations
Some of the material consequences of the Chapter 11 Plan regarding income taxes raise unsettled and complex legal issues, and also involve factual determinations, that raise additional uncertainties. The Debtors cannot ensure that the IRS or any other governmental taxing body will not take a contrary view and no ruling from the IRS has been or will be sought regarding the tax consequences described in the CBCA Information Circular, see “Income Tax Considerations.” In addition, the Debtors cannot ensure that the IRS or any other governmental taxing body will not challenge various positions the debtors have taken, or intend to take, with respect to various tax issues, or that a court would not sustain such a challenge.

VIII.	SOLICITATION AND VOTING PROCEDURES

A.	Voting Status of Each Class
Under the Bankruptcy Code, holders of Claims are entitled to vote if their contractual rights are Impaired by the Chapter 11 Plan and they are receiving a distribution under the Chapter 11 Plan. Creditors are not entitled to vote if their contractual rights are Unimpaired by the Chapter 11 Plan or if they will receive no distribution of property under the Chapter 11 Plan. The following table sets forth which Classes of Claims will or will not be entitled to vote on the Chapter 11 Plan:

Class	Claim or Interest	Status	Voting Rights
1	Priority Non-Tax Claims	Unimpaired	No (Presumed to accept)
2	Other Secured Claims	Unimpaired	No (Presumed to accept)
3	Secured Debt Claims	Impaired	Yes

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Class	Claim or Interest	Status	Voting Rights
4	Unsecured Debt Claims	Impaired	Yes
5	General Unsecured Claims	Unimpaired	No (Presumed to accept)
6	Intercompany Claims	Unimpaired/Impaired	Not Entitled to Vote
7	Intercompany Equity Interests	Unimpaired/Impaired	Not Entitled to Vote
8	CIC Equity Interests	Impaired	No (Deemed to reject)

B.	Classes Entitled to Vote
The following Classes are the only Classes of Claims entitled to vote to accept or reject the Chapter 11 Plan:

Class	Claim or Interest	Status
3	Secured Debt Claims	Impaired
4	Unsecured Debt Claims	Impaired
If your Claim or Interest is not included in any of these Classes, you are not entitled to vote and you will not receive a Solicitation Package. If you are a holder of a Claim in one or more of the Voting Classes, you should read your ballot(s) and carefully follow the instructions included in the ballot(s) that the Debtors, or the Canadian Agent on behalf of the Debtors, otherwise provided to you. If you are a holder of a Claim in more than one of the Voting Classes, you will receive a ballot for each such Claim.
Under the Bankruptcy Code, acceptance of a plan of reorganization by a Class of Claims is determined by calculating the number and the amount of Claims voting to accept, based on the actual total Allowed Claims voting on the Chapter 11 Plan. Acceptance by a Class requires more than one-half (1/2) of the number of total Allowed Claims in the Class to vote in favor of the Chapter 11 Plan and at least two-thirds (2/3) in dollar amount of the total Allowed Claims in the Class to vote in favor of the Chapter 11 Plan.

C.	Certain Factors to Be Considered Prior to Voting
There are a variety of factors that all holders of Claims entitled to vote on the Chapter 11 Plan should consider prior to voting to accept or reject the Chapter 11 Plan. These factors may impact recoveries under the Chapter 11 Plan and include, among other things:

•
unless otherwise specifically indicated, the financial information contained herein has not been audited and is based on an analysis of data available at the time of the preparation of the Chapter 11 Plan and this Supplement;

•
although the Debtors believe that the Chapter 11 Plan complies with all applicable provisions of the Bankruptcy Code, the Debtors can neither assure such compliance nor that the Bankruptcy Court will confirm the Chapter 11 Plan;

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•	the Debtors will request Confirmation without the acceptance of all Impaired Classes in accordance with section 1129(b) of the Bankruptcy Code; and

•	any delays of either Confirmation or consummation could result in, among other things, increased Administrative Claims and Fee Claims.
While these factors could affect distributions available to holders of Allowed Claims under the Chapter 11 Plan, the occurrence or impact of such factors will not necessarily affect the validity of the vote of the Voting Classes or necessarily require a re-solicitation of the votes of holders of Claims in the Voting Classes.

D.	Voting Procedures
The Debtors retained Epiq Bankruptcy Solutions, LLC ("Epiq" or the "Tabulation Agent") to, among other things, act as the Debtors' agent in connection with the tabulation of votes to accept or reject the Chapter 11 Plan.

1.	Simultaneous Solicitation of CBCA Plan and Chapter 11 Plan
As discussed herein, the Debtors are soliciting votes in respect of both the CBCA Plan and the Chapter 11 Plan. Holders of Claims entitled to vote to accept or reject both the Chapter 11 Plan and CBCA Plan must vote separately in respect of the Chapter 11 Plan and the CBCA Plan—although voting items with respect to both the Chapter 11 Plan and the CBCA Plan will be included in the same ballot-proxy form in the Solicitation Package (the "Ballot-Proxy" and, collectively, "Ballot-Proxies").
IMPORTANT NOTE: In order to streamline the voting process for holders of Secured Debt Claims and Unsecured Debt Claims, a single, unified package will be sent by the Debtors’ Canadian agent, Kingsdale Advisors ("Kingsdale" or the "Canadian Agent"). Ballot-Proxies and master Ballot-Proxies (the "Master Ballot-Proxies") must be returned to the Canadian Agent by the Voting Deadline, in accordance with the instructions included therein, even if the holder is only voting with respect to the Chapter 11 Plan. The Canadian Agent will forward copies of all Ballot-Proxies and Master Ballot-Proxies to the Tabulation Agent, and the Tabulation Agent will conduct the official tabulation of Ballot-Proxies and Master Ballot-Proxies in connection with the Chapter 11 Plan (whereas the Canadian Agent will conduct the tabulation of Ballot-Proxies and Master Ballot-Proxies with respect to the CBCA Plan and process any election instructions with respect thereto). A summary of the different roles is provided in the chart below:

Plan and Feature	Agent	Role
CBCA Plan Voting and Tabulation	Kingsdale	Canadian Agent will distribute all materials and RECEIVE all Ballot-Proxies and Master Ballot-Proxies and will conduct the tabulation with respect to the CBCA Plan.
CBCA Plan Elections	Kingsdale	Canadian Agent will process any election instructions with respect to the CBCA Plan

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Plan and Feature	Agent	Role
Chapter 11 Plan Voting	Kingsdale	Canadian Agent will distribute all Solicitation Packages and RECEIVE all Ballot-Proxies and Master Proxies and will forward copies to the Tabulation Agent.
Chapter 11 Plan Tabulation	Epiq	Tabulation Agent will prepare the formal certification of Chapter 11 Plan votes after receiving copies of Ballot-Proxies and Master Ballot-Proxies from the Canadian Agent.

2.	Voting Record Date
The Voting Record Date in respect of the Chapter 11 Plan is May 9, 2018. The Voting Record Date is the date for determining (i) which holder of Claims are entitled to vote to accept or reject the Chapter 11 Plan and receive the Solicitation Package and (ii) whether Claims have been properly assigned or transferred to an assignee under Bankruptcy Rule 3001(e) such that the assignee can vote as the holder of a Claim. The Voting Record Date and all of the Debtors' solicitation and voting procedures shall apply to all of the Debtors' Creditors and other parties in interest. The Voting Record Date applies to both the CBCA Plan vote and the Chapter 11 Plan vote.

3.	Distribution of Solicitation Packages
Under the Chapter 11 Plan, holders of Claims in Class 3 and Class 4 are entitled to vote to accept or reject the Chapter 11 Plan. As such, the Debtors are providing Solicitation Packages to record holders of Secured Debt Claims and Unsecured Debt Claims.
Holders of Secured Noteholder Claims and Unsecured Debt Claims attributable to the 7.00% Unsecured Notes and the 9.50% Unsecured Notes (such claims, collectively, the "Unsecured Noteholder Claims" and, holders of the Secured Debt Claims attributable to the Secured Notes (the "Secured Noteholder Claims" and, together with the Unsecured Noteholder Claims, the "Noteholder Claims") may hold their Claims through a broker, banker, nominee (or a proxy holder or agent) (each of the foregoing, a "Nominee"). If record holders of Noteholder Claims are Nominees that do not hold Noteholder Claims for their own account, such Nominees must provide copies of the Solicitation Package to their customers that are the holders thereof as of the Voting Record Date. Any holder of Unsecured Noteholder Claims who has not received a ballot should contact his, her, or its Nominee or the Tabulation Agent.
At least one (1) Business Day before the Chapter 11 Plan objection deadline, the Debtors intend to file the Plan Supplement. If the Plan Supplement is updated or otherwise modified, such modified or updated documents will be made available on the Debtors’ restructuring website. The Debtors will not serve copies of the Plan Supplement; however, parties may obtain a copy of the Plan Supplement from the Tabulation Agent at however, parties may obtain a copy of the Plan Supplement from the Tabulation Agent by emailing tabulation@epiqsystems.com and referencing “CIC Plan Supplement” in the subject line.

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4.	General Voting Instructions
In order for the holder of a Claim in the Voting Classes to have such holder's Ballot-Proxy counted as a vote to accept or reject the Chapter 11 Plan, such holder's Ballot-Proxy, must be properly completed, executed, and delivered in accordance with the instructions included in the Ballot-Proxy. Ballot-Proxies with respect to Noteholder Claims must be returned to the Nominee, and the Nominee must return a Master Ballot-Proxy to the Canadian Agent by the Voting Deadline, as defined below. Ballot-Proxies with respect to Secured Term Loans and Master Ballot-Proxies with respect to Noteholder Claims may be returned by: (i) first class mail; (ii) courier; or (iii) personal delivery to the Canadian Agent, so that such Ballot-Proxy or Master Ballot-Proxy is actually received by the Canadian Agent prior to 5 p.m. Prevailing Eastern Time on June 15, 2018 (the "Voting Deadline"). It is important that the holders follow the specific instructions provided on such holder's Ballot-Proxy and should provide all of the information requested by the Ballot-Proxy. Holders of Noteholder Claims should complete and return all Ballot-Proxies received as directed by the holder’s Nominee. The applicable Indenture Trustee will not vote on behalf of its respective holders. The Ballot-Proxies include a certification that the voting holder of such Claims is an Accredited Investor and Ballot-Proxies should only be submitted by investors who meet the income or net worth requirements of the SEC for an Accredited Investor. Ballot-Proxies received from any beneficial holder of a Noteholder Claim that is not an Accredited Investor will not be counted.
BALLOTS RECEIVED FROM ANY BENEFICIAL HOLDER OF A NOTEHOLDER CLAIM THAT IS NOT AN ACCREDITED INVESTOR WILL NOT BE COUNTED.

5.	Chapter 11 Plan Voting Instructions Only
The remainder of this Article VIII relates only to the voting of Claims in respect of the Chapter 11 Plan. For instructions on voting claims in connection with the CBCA Plan, see the CBCA Information Circular.
IF A BALLOT-PROXY IS RECEIVED AFTER THE VOTING DEADLINE, IT WILL NOT BE COUNTED WITH RESPECT TO THE CHAPTER 11 PLAN UNLESS THE DEBTORS DETERMINE OTHERWISE IN THEIR SOLE AND ABSOLUTE DISCRETION. IF YOU HOLD NOTEHOLDER CLAIMS THROUGH A NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS PROVIDED BY YOUR NOMINEE FOR RETURNING YOUR BENEFICIAL HOLDER BALLOT-PROXY. UNLESS OTHERWISE INSTRUCTED BY YOUR NOMINEE, PLEASE RETURN YOUR BENEFICIAL HOLDER BALLOT-PROXY TO YOUR NOMINEE OR YOUR VOTE WILL NOT BE COUNTED.
ANY BALLOT-PROXY THAT IS PROPERLY EXECUTED BY THE HOLDER OF A CLAIM BUT THAT DOES NOT CLEARLY INDICATE AN ACCEPTANCE OR REJECTION OF THE CHAPTER 11 PLAN OR ANY BALLOT-PROXY THAT INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE CHAPTER 11 PLAN WILL NOT BE COUNTED FOR PURPOSES OF ACCEPTING OR REJECTING THE CHAPTER 11 PLAN.

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EACH HOLDER OF A CLAIM MUST VOTE ALL OF ITS CLAIMS WITHIN A PARTICULAR CLASS EITHER TO ACCEPT OR REJECT THE CHAPTER 11 PLAN AND MAY NOT SPLIT SUCH VOTES. BY SIGNING AND RETURNING A BALLOT-PROXY, EACH HOLDER OF A CLAIM WILL CERTIFY TO THE BANKRUPTCY COURT AND THE DEBTORS THAT NO OTHER BALLOT-PROXIES WITH RESPECT TO SUCH CLAIM HAVE BEEN CAST.
IT IS IMPORTANT TO FOLLOW THE SPECIFIC INSTRUCTIONS PROVIDED ON EACH BALLOT-PROXY, AS APPLICABLE, WHEN SUBMITTING A VOTE.
IF YOU ARE A HOLDER OF A CLAIM ENTITLED TO VOTE ON THE CHAPTER 11 PLAN AND YOU DID NOT RECEIVE A BALLOT-PROXY, OR IF YOU RECEIVED A DAMAGED BALLOT-PROXY, OR YOU LOST YOUR BALLOT-PROXY, PLEASE CONTACT THE CANADIAN AGENT AT 1-866-581-0506, OR AT CORPACTION@KINGSDALEADVISORS.COM. QUESTIONS FOR THE TABULATION AGENT MAY BE DIRECTED TO EPIQ AT TABULATION@EPIQSYSTEMS.COM (PLEASE REFERENCE "CIC TABULATION" IN THE SUBJECT LINE).

6.	Beneficial Holders of Noteholder Claims
A beneficial holder holding Noteholder Claims in "street name" through a Nominee may vote on the Chapter 11 Plan in the following way:

•
Complete and sign the enclosed beneficial holder Ballot-Proxy. Return the beneficial holder Ballot-Proxy to your Nominee as promptly as possible and in sufficient time to allow such Nominee to process your instructions and return a completed Master Ballot-Proxy to the Canadian Agent by the Voting Deadline. If no self-addressed, postage-paid envelope was enclosed for this purpose, contact your Nominee.

Any beneficial holder Ballot-Proxy returned to a Nominee by a holder will not be counted for purposes of acceptance or rejection of the Chapter 11 Plan until such Nominee properly completes and delivers to the Canadian Agent a Master Ballot-Proxy casting the vote of such holder.
If any holder owns the Noteholder Claims through more than one Nominee, such holder may receive multiple mailings containing Ballot-Proxies. The holder should execute a separate Ballot-Proxy for each block of the Noteholder Claims that it holds through any particular Nominee and return each beneficial holder ballot to the respective Nominee in accordance with the instructions provided by the Nominee. Holders who execute multiple Ballot-Proxies with respect to the Noteholder Claims in a single class held through more than one Nominee must indicate on each Ballot-Proxy the names of all such other Nominees and the additional amounts of such Noteholder Claims so held and voted.
Each holder of Noteholder Claims, by providing instructions to be included on a Master Ballot-Proxy (or Ballot-Proxy that has been validated by the Nominee) will be confirming that (i) such holder or legal and financial advisors acting on its behalf has had the opportunity to ask questions of and receive answers from the Debtors concerning the terms of the Chapter 11 Plan,

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the business of the Debtors and other related matters, (ii) the Debtors have made available to such holder or its agents all documents and information relating to the Chapter 11 Plan and related matters reasonably requested by or on behalf of such holder, and (iii) except for information provided by the Debtors in writing, and by its own agents, such holder has not relied on any statements made or other information received from any person with respect to the Chapter 11 Plan.
Each holder of Noteholder Claims, by providing instructions to be included on a Master Ballot-Proxy (or Ballot-Proxy that has been validated by the Nominee) by submitting a Ballot-Proxy, also acknowledges that the securities being offered and distributed pursuant to the Chapter 11 Plan are not being offered pursuant to a registration statement filed with the SEC and represents that any such securities will be acquired for its own account and not with a view to any distribution of such interests in violation of the Securities Act.
Holders of Noteholder claims against the Debtors who do not return a Ballot-Proxy in accordance with the procedures set forth herein will be deemed to consent to the releases set forth in Article VIII of the Chapter 11 Plan as of the Effective Date of the Chapter 11 Plan.

7.	Nominees
A Nominee that, on the Voting Record Date, is the record holder of the Noteholder Claims for one or more holders can obtain the votes of the holders of such Noteholder Claims, consistent with customary practices for obtaining the votes of securities held in "street name," in the way described below in this Section VIII.D.7.
A Nominee is to obtain the votes of holders by forwarding to the holders the unsigned Ballot-Proxies, together with the Supplement, a pre-addressed, postage-paid return envelope provided by, and addressed to, the Nominee, and other materials requested to be forwarded. Each such holder must then indicate his, her, or its vote on the Ballot-Proxy, complete the information requested on the Ballot-Proxy, review the certifications contained on the Ballot-Proxy, execute the Ballot-Proxy, and return it to the Nominee. After collecting the Ballot-Proxies, the Nominee should, in turn, complete a Master Ballot-Proxy compiling the votes and other information from the Ballot-Proxies, execute the Master Ballot-Proxy, and deliver the Master Ballot-Proxy to the Canadian Agent so that it is RECEIVED by the Canadian Agent on or before the Voting Deadline. All beneficial holder ballots returned by holders should either be forwarded to the Canadian Agent (along with the Master Ballot-Proxy) or retained by Nominees for inspection for at least one year from the Voting Deadline. Each Nominee should advise its eligible holders to return their Ballot-Proxies to the Nominee by a date calculated by the Nominee to allow it to prepare and return the Master Ballot-Proxy to the Canadian Agent so that it is received by the Canadian Agent on or before the Voting Deadline.

8.	Miscellaneous
All Ballot-Proxies must be signed by the holder of record of the Noteholder Claim, as applicable, or any person who has obtained a properly completed Ballot-Proxy from the record holder of the Noteholder Claim, as applicable, on such date. For purposes of voting to accept or reject the Chapter 11 Plan, the holders of the Noteholder Claims will be deemed to be the

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"holders" of the claims represented by such Noteholder Claims. An otherwise properly executed Ballot-Proxy (other than a Master Ballot-Proxy casting multiple votes) that attempts to partially accept and partially reject the Chapter 11 Plan will likewise not be counted. If you cast more than one Ballot-Proxy voting the same Claim(s) before the Voting Deadline, the last valid Ballot-Proxy received on or before the Voting Deadline will be deemed to reflect your intent, and thus, to supersede any prior Ballot-Proxy. If you cast ballots received by the Canadian Agent on the same day, but which are voted inconsistently, such ballots will not be counted.
The Ballot-Proxies voted by holders should reflect the principal amount of such holder's Claim; however, when tabulating votes with respect to Noteholder Claims, the Tabulation Agent may adjust the amount of such holder's Noteholder Claim by multiplying the principal amount by a factor that reflects all amounts accrued prior to the Voting Record Date, including, without limitation, interest.
Except as provided below, unless the Ballot-Proxy is timely submitted to the Canadian Agent before the Voting Deadline together with any other documents required by such ballot, the Debtors may, in their sole discretion, reject such ballot as invalid, and therefore decline to utilize it in connection with seeking confirmation of the Chapter 11 Plan.

9.	Fiduciaries and Other Representatives
If a Ballot-Proxy is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another acting in a fiduciary or representative capacity, such person should indicate such capacity when signing and, if requested, must submit proper evidence satisfactory to the Debtors of authority to so act. Authorized signatories should submit the separate Ballot-Proxy of each holder for whom they are voting.

IX.	STATUTORY REQUIREMENTS FOR CONFIRMATION OF THE CHAPTER 11 PLAN
The following is a brief summary of the confirmation process. Holders of Claims and Interests are encouraged to review the relevant provisions of the Bankruptcy Code and to consult with their own advisors.

A.	The Confirmation Hearing
Bankruptcy Code section 1128(a) provides that the Bankruptcy Court, after notice, may conduct the Confirmation Hearing to consider Confirmation of the Chapter 11 Plan. Bankruptcy Code section 1128(b) provides that any party in interest may object to confirmation of the Chapter 11 Plan.

B.	Confirmation Standards
The following requirements must be satisfied under Bankruptcy Code section 1129(a) before the Bankruptcy Court may confirm a plan of reorganization.

1.	The Chapter 11 Plan complies with the applicable provisions of the Bankruptcy Code.

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2.	The proponents of the Chapter 11 Plan have complied with the applicable provisions of the Bankruptcy Code.

3.	The Chapter 11 Plan has been proposed in good faith and not by any means forbidden by law.

4.
Any payment made or to be made by the proponent, by a Debtor, or by a person issuing securities or acquiring property under a Chapter 11 Plan, for services or for costs and expenses in or in connection with the Chapter 11 Cases, in connection with the Chapter 11 Plan and incident to the Chapter 11 Cases, has been approved by, or is subject to the approval of, the Bankruptcy Court as reasonable.

5.
The proponent of the Chapter 11 Plan has disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Chapter 11 Plan, as a director, officer, or voting trustee of the Debtors, an Affiliate of the Debtors participating in a joint Chapter 11 Plan with a Debtor or a successor to a Debtor under the Chapter 11 Plan, and the appointment to, or continuance in, such office of such individual is consistent with the interests of Creditors and holder of Interests and with public policies.

6.	The proponent of the Chapter 11 Plan has disclosed the identity of any insider that will be employed or retained by the Reorganized Debtors and the nature of any compensation for such insider.

7.	Any governmental regulatory commission with jurisdiction, after confirmation, over the rates of the Debtor has approved any rate change provided for in the Chapter 11 Plan.

8.
With respect to each holder within an Impaired Class of Claims or Interests, each such holder (i) has accepted the Chapter 11 Plan or (ii) will receive or retain under the Chapter 11 Plan on account of such Claim or Interest property of value, as of the Effective Date of the Chapter 11 Plan, that is not less than the amount that such holder would so receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on such date.

9.
With respect to each Class of Claims or Interests, such Class (i) has accepted the Chapter 11 Plan or (ii) is Unimpaired under the Chapter 11 Plan; provided, however, that if the Chapter 11 Plan is rejected by an Impaired Class, the Chapter 11 Plan may be confirmed if it "does not discriminate unfairly" and is "fair and equitable" as to such Class, is feasible, and is in the "best interests" of holders of Claims and Interests that are Impaired under the Chapter 11 Plan.

10.	Except to the extent that the holder of a particular Claim has agreed to a different treatment of such Claim, the Chapter 11 Plan provides that:

A.	with respect to a Claim of a kind specified in Bankruptcy Code sections 507(a)(2) or 507(a)(3), on the Effective Date of the Chapter 11 Plan, the

42

holder of the Claim will receive on account of such Claim Cash equal to     the Allowed amount of such Claim, unless otherwise agreed;

B.
with respect to a Class of Claim of the kind specified in Bankruptcy Code     sections 507(a)(1), 507(a)(4), 507(a)(5), 507(a)(6), or 507(a)(7), each     holder of a Claim of such Class will receive (i) if such Class has accepted     the Chapter 11 Plan, deferred Cash payments of a value, on the Effective     Date of the Chapter 11 Plan, equal to the Allowed amount of such Claim     or (ii) if such Class has not accepted the Chapter 11 Plan, Cash on the     Effective Date of the Chapter 11 Plan equal to the Allowed amount of     such Claim; and

C.
with respect to a Priority Tax Claim of a kind specified in Bankruptcy     Code section 507(a)(8), the holder of such Claim will receive on account     of such claim deferred Cash payments, over a period not exceeding five     years after the date of the order for relief, of a value, as of the Effective     Date of the Chapter 11 Plan, equal to the Allowed amount of such     Claim.

11.
If a Class of Claims is Impaired under the Chapter 11 Plan, at least one Class of Claims that is Impaired under the Chapter 11 Plan has accepted the Chapter 11 Plan, determined without including any acceptance of the Chapter 11 Plan by any insider.

12.
Confirmation of the Chapter 11 Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Debtors or any successor to the Debtors under the Chapter 11 Plan, unless such liquidation or reorganization is proposed in the Chapter 11 Plan.

13.
All fees payable under section 1930 of title 28, as determined by the Bankruptcy Court at the hearing on confirmation of the Chapter 11 Plan, have been paid or the Chapter 11 Plan provides for the payment of all such fees on the Effective Date of the Chapter 11 Plan.

14.
The Chapter 11 Plan provides that following the Effective Date of the Chapter 11 Plan, subject to the Reorganized Debtors' rights, if any, under applicable non-bankruptcy law, unless otherwise ordered by the Bankruptcy Court, the Reorganized Debtors shall continue to pay all retiree benefits, as that term is defined in Bankruptcy Code section 1114, at the level established under subsection (e)(1)(B) or (g) of section 1114 of the Bankruptcy Code, at any time prior to confirmation, for the duration of the period the debtor has obligated itself to provide such benefits.

C.	Liquidation Analysis
As described above, Bankruptcy Code section 1129(a)(7) requires that each holder of an Impaired Claim or Interest either (i) accept the Chapter 11 Plan or (ii) receive or retain under the Chapter 11 Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code.

43

Based on the Liquidation Analysis attached hereto as Exhibit B, the Debtors believe that the value of any distributions if the Chapter 11 Cases were converted to cases under chapter 7 of the Bankruptcy Code would be no greater than the value of distributions under the Chapter 11 Plan.

D.	Financial Feasibility
Bankruptcy Code section 1129(a)(11) requires that a debtor demonstrate that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Chapter 11 Plan meets this requirement, the Debtors have analyzed their ability to meet their obligations under the Chapter 11 Plan. The Debtors believe that the Chapter 11 Plan meets the feasibility requirement set forth in Bankruptcy Code section 1129(a)(11). As part of this analysis, the Debtors prepared the Projections, which, together with the assumptions on which they are based, are set forth in Article VI of this Supplement. Based on such Projections, the Debtors believe that they will be able to make all payments required under the Chapter 11 Plan. Therefore, the Debtors believe that confirmation and consummation of the Chapter 11 Plan is not likely to be followed by liquidation or the need for further reorganization.
THE PROJECTIONS, INCLUDING THE UNDERLYING ASSUMPTIONS, SHOULD BE CAREFULLY REVIEWED IN EVALUATING THE CHAPTER 11 PLAN. WHILE MANAGEMENT BELIEVES THE ASSUMPTIONS UNDERLYING THE PROJECTIONS, WHEN CONSIDERED ON AN OVERALL BASIS, ARE REASONABLE IN LIGHT OF CURRENT CIRCUMSTANCES AND EXPECTATIONS, NO ASSURANCE CAN BE GIVEN THAT THE PROJECTIONS WILL BE REALIZED. THE DEBTORS MAKE NO REPRESENTATION OR WARRANTY AS TO THE ACCURACY OF THE FINANCIAL PROJECTIONS.
The Projections have not been examined or compiled by independent accountants. The Debtors make no representation as to their ability to achieve the projected results. Many of the assumptions on which the projections are based are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtors and their management. All holders of Claims that are entitled to vote to accept or reject the Chapter 11 Plan are urged to examine carefully all of the assumptions on which the Projections are based in connection with their evaluation of the Chapter 11 Plan.

E.	Acceptance by Impaired Classes
The Bankruptcy Code also requires, as a condition to confirmation, that each Class of Claims or Interests that is Impaired but still receives distributions under the Chapter 11 Plan vote to accept the Chapter 11 Plan, unless the Debtors can "cramdown" such Classes, as described below. A Class that is Unimpaired is presumed to have accepted the Chapter 11 Plan and, therefore, solicitation of acceptances with respect to such Class is not required. A Class is Impaired unless the Chapter 11 Plan leaves unaltered the legal, equitable, and contractual rights to which the Claim or Interest entitles the holder of such Claim or Interest, or the Debtors cure any default and reinstate the original terms of the obligation.

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Under Bankruptcy Code sections 1126(c) and 1126(d) and except as otherwise provided in Bankruptcy Code section 1126(e): (i) an Impaired Class of Claims has accepted the Chapter 11 Plan if the holders of at least two-thirds in dollar amount and more than half in number of the voting Allowed Claims have voted to accept the Chapter 11 Plan and (ii) an Impaired Class of Interests has accepted the Chapter 11 Plan if the holders of at least two-thirds in amount of the Allowed Interests of such Class actually voting have voted to accept the plan.

F.	Confirmation Without Acceptance by All Impaired Classes
Bankruptcy Code section 1129(b) allows the Bankruptcy Court to confirm the Chapter 11 Plan, even if the Chapter 11 Plan has not been accepted by all Impaired Classes, provided that the Chapter 11 Plan has been accepted by at least one Impaired Class entitled to vote, without counting the vote of any insider, as defined in Bankruptcy Code section 101(31). Bankruptcy Code section 1129(b) permits the Debtors to confirm the Chapter 11 Plan, notwithstanding the failure of any Impaired Class to accept the Chapter 11 Plan, in a procedure commonly known as "cramdown," so long as the Chapter 11 Plan "does not discriminate unfairly" and is "fair and equitable" as to each Impaired Class that has not accepted the Chapter 11 Plan.

1.	No Unfair Discrimination
A plan "does not discriminate unfairly" if (i) the legal rights of a nonaccepting class are treated in a manner that is consistent with the treatment of other classes whose legal rights are similar to those of the nonaccepting class and (ii) no class receives payments in excess of that which it is legally entitled to receive for its claims or interests. The test does not require that the treatment be the same or equivalent, but that such treatment be "fair."
The Debtors do not believe the Chapter 11 Plan discriminates unfairly against any Impaired Class of Claims or Interests. The Debtors believe the Chapter 11 Plan and the treatment of all Classes of Claims and Interests under the Chapter 11 Plan satisfy the foregoing requirements for nonconsensual confirmation.

2.	Fair and Equitable Treatment
With respect to a dissenting class of claims or interests, the "fair and equitable" standard requires that a plan provide that either the claims or interests in each class received everything to which they are legally entitled or, with respect to unsecured claims, that classes junior in priority to the class receive nothing.
The Bankruptcy Code establishes different "fair and equitable" tests for holders of secured claims, unsecured claims, and interests, which may be summarized as follows:

(a)	Secured Claims
Either (i) each holder of a claim in an impaired class of secured claims retains its liens securing its secured claim and it receives on account of its secured claim deferred cash payments having a present value equal to the amount of its allowed secured claim, (ii) each holder of a claim in an impaired class of secured claims realizes the indubitable equivalent of its allowed secured claim, or (iii) the property securing the claim is sold free and clear of liens, with such

45

liens to attach to the proceeds and the treatment of such liens on proceeds as provided in clause (i) or (ii) of this subparagraph.

(b)	Unsecured Claims
Either (i) each holder of a claim in an impaired class of unsecured claims receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the chapter 11 plan, subject to the applicability of the judicial doctrine of contributing new value.

(c)	Interests
Either (i) each holder of an equity interest in an impaired class of interests will receive or retain under the chapter 11 plan property of a value equal to the greater of (a) the fixed liquidation preference or redemption price, if any, of such stock or (b) the value of the stock or (ii) the holders of interests that are junior to the stock will not receive any property under the chapter 11 plan, subject to the applicability of the judicial doctrine of contributing new value.
The Debtors believe that the distributions provided under the Chapter 11 Plan satisfy the "fair and equitable" requirements of the Bankruptcy Code. Certain Classes of Claims and Interests may receive no distribution under the Chapter 11 Plan and would therefore conclusively be deemed to reject the Chapter 11 Plan. Accordingly, the Debtors would seek to confirm the Chapter 11 Plan under Bankruptcy Code 1129(b) with respect to such Classes. In addition, although the Chapter 11 Plan is predicated on the substantial support of certain of the Debtors' creditor constituencies, the Debtors reserve the right to seek confirmation of the Chapter 11 Plan under Bankruptcy Code section 1129(b) if one or more voting Impaired Classes votes to reject the Chapter 11 Plan.

X.	ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE CHAPTER 11 PLAN
The Debtors believe that the Chapter 11 Plan and the CBCA Plan afford holders of Claims and Interests the potential for the greatest realization on the Debtors' assets and, therefore, is in the best interests of such holders. If the Chapter 11 Plan is not confirmed, however, the theoretical alternatives include: (i) continuation of the pending Chapter 11 Cases; (ii) sale of the Debtors' assets under Bankruptcy Code section 363; (iii) alternative plan or plans of reorganization; or (iv) liquidation of the Debtors under chapter 7 or chapter 11 of the Bankruptcy Code.

46

A.	Continuation of the Bankruptcy Cases
If the Debtors commence and remain in chapter 11, they could continue to operate their business and manage their properties as debtors in possession, but they would remain subject to the restrictions imposed by the Bankruptcy Code. It is not clear whether the Debtors could survive as a going concern in protracted chapter 11 cases. In particular, the Debtors could have difficulty gaining access to sufficient liquidity to allow them to continue their operations as a going concern.

B.	Sale of Substantially all of the Debtors' Assets Under Bankruptcy Code Section 363
In lieu of the present Chapter 11 Plan, the Debtors could sell substantially all of their assets to a buyer under Bankruptcy Code section 363. A section 363 sale would leave a residual estate consisting of the proceeds of the sale and any excluded assets and unassumed liabilities. Following the sale, the Debtors would remain in chapter 11 to administer this residual estate and distribute proceeds to Creditors pursuant to a chapter 11 plan of liquidation or a liquidation pursuant to chapter 7 of the Bankruptcy Code.
The Debtors believe that the Chapter 11 Plan and the CBCA Plan represent a superior structure than a sale under Bankruptcy Code section 363. The Debtors believe the Chapter 11 Plan provides recoveries equal to or greater than what Creditors would likely achieve in a section 363 sale, but with the advantages of greater efficiency and greater certainty as to outcome. In particular, an asset sale is unlikely to be a value maximizing proposition. Given the compressed time frame for a sale of the Debtors' assets, such a sale would likely produce a lower recovery for creditors than they would otherwise obtain through confirmation of a plan. Indeed, the Debtors' Chapter 11 Plan accounts for and enables Creditors to share in the potentially materially greater future value of the Debtors. While the Debtors believe that a section 363 sale remains a viable restructuring option in the event the Chapter 11 Plan is not confirmed, the Debtors maintain that the Chapter 11 Plan is, for the reasons set forth above, in the best interests of Creditors.

C.	Alternative Plans of Reorganization
If the Chapter 11 Plan is not confirmed, the Debtors, or, after the expiration of the Debtors' exclusive period in which to propose and solicit a reorganization plan, any other party in interest in the Chapter 11 Cases, could propose a different plan or plans. Additionally, until the Chapter 11 Plan is consummated, subject to certain conditions, the Debtors may determine to withdraw the Chapter 11 Plan and propose and solicit different reorganization plans. Any such plans proposed by the Debtors or others might involve either a reorganization and continuation of the Debtors' business, or an orderly liquidation of its assets, or a combination of both.
Although alternative plans of reorganization are possible, the present Chapter 11 Plan is the result of a thorough assessment of restructuring alternatives undertaken in consultation with key stakeholders. Accordingly, the Debtors believe the prospect of an alternative plan of reorganization that delivers greater value to economic stakeholders is remote.

47

D.	Liquidation Under Chapter 7 or Chapter 11
If no plan is confirmed, the Chapter 11 Cases, if commenced, may be converted to cases under chapter 7 of the Bankruptcy Code. In chapter 7 cases, a trustee or trustees would be appointed to liquidate the assets of the Debtors. It is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective holder of Claims or Interests.
However, the Debtors believe that Creditors would lose the materially higher going concern value if the Debtors were forced to liquidate. In addition, the Debtors believe that in liquidation under chapter 7, before Creditors received any distribution, additional administrative expenses involved in the appointment of a trustee or trustees and attorneys, accountants, and other professionals to assist such trustees would cause a substantial diminution in the value of the Estate. The assets available for distribution to Creditors would be reduced by such additional expenses and by claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of operations and the failure to realize the greater going concern value of the Debtors' assets.
The Debtors may also be liquidated under a chapter 11 plan. In a liquidation under chapter 11, the Debtors' assets could be sold in an orderly fashion over a more extended period of time than in a liquidation under chapter 7. Thus, a chapter 11 liquidation might result in larger recoveries than a chapter 7 liquidation, but the delay in distributions could result in lower present values received and higher administrative costs. Because a trustee is not required in a chapter 11 case, expenses for professional fees could be lower than in a chapter 7 case, in which a trustee must be appointed. As with a chapter 7 liquidation, though, the Debtors believe that Creditors would lose the materially higher going concern value if the Debtors were forced to liquidate under a chapter 11 plan.
The Liquidation Analysis attached hereto as Exhibit B illustrates the recoveries the Debtors anticipate in a liquidation scenario. The Liquidation Analysis is premised upon a hypothetical liquidation in a chapter 7 case. In the Liquidation Analysis, the Debtors have taken into account the nature, status, and underlying value of their assets, the ultimate realizable value of their assets, and the extent to which such assets are subject to liens and security interests. The likely form of any liquidation in a chapter 7 proceeding would be the sale of individual assets. Based on this analysis, it is likely that a chapter 7 liquidation of the Debtors' assets would produce less value for distribution to each class of Creditors than that recoverable under the Chapter 11 Plan.

XI.	CERTAIN SECURITIES LAW MATTERS
With respect to Noteholder Claims, the Solicitation is being made prior to the Petition Date pursuant to Section 4(a)(2) of and/or Regulation D under the Securities Act, and, with respect to holders of Noteholder Claims, only Accredited Investors are being solicited.

A.	Registration Exemption
The Debtors are relying on exemptions from the registration requirements of the Securities Act, including section 4(a)(2) and Regulation D thereof, to exempt the offer of the

48

New Senior Secured Notes and the New CIC Shares that may be deemed to be made pursuant to the prepetition solicitation of votes on the Chapter 11 Plan. To ensure that the prepetition solicitation is exempt from the registration requirements of the Securities Act, the Ballot-Proxies include a certification that the voting holder of such Claims is an Accredited Investor.
The Debtors will rely on section 1145(a) of the Bankruptcy Code, to the extent permitted, to exempt from registration under the Securities Act and Blue Sky Laws the offer, issuance, and distribution of the New Senior Secured Notes and the New CIC Shares under the Chapter 11 Plan. Section 1145 of the Bankruptcy Code provides that the registration requirements of section 5 of the Securities Act (and any applicable state Blue Sky Laws) shall not apply to the offer or sale of stock, options, warrants, or other securities by a debtor if: (x) the offer or sale occurs under a plan of reorganization; (y) the recipients of the securities hold a claim against, an interest in, or claim for administrative expense against, the debtor; and (z) the securities are issued in exchange for a claim against or interest in a debtor or are issued principally in such exchange and partly for cash and property. To the extent section 1145(a) is either not permitted or not applicable, the Debtors will rely on section 4(a)(2) and/or Regulation D of the Securities Act and similar Blue Sky Laws provisions.
In reliance upon these exemptions, the offer, issuance and distribution of the New Senior Secured Notes and the New CIC Shares will not be registered under the Securities Act, any applicable state Blue Sky Laws or the securities laws of any other jurisdiction.
The Debtors believe that the issuance of the New Senior Secured Notes and the New CIC Shares to holders of Allowed Claims in Class 3 and Class 4, as applicable, will be covered by section 1145 of the Bankruptcy Code unless the holder is an “underwriter” (as discussed below) with respect to such securities, as that term is defined in 1145 of the Bankruptcy Code. Accordingly, New Senior Secured Notes and New CIC Shares issued pursuant to section 1145 of the Bankruptcy Code may generally be resold without registration under the Securities Act or other U.S. federal securities laws. In addition, the New Senior Secured Notes and New CIC Shares governed by section 1145 of the Bankruptcy Code generally may be able to be resold without registration under applicable state Blue Sky Laws pursuant to various exemptions provided by the respective Blue Sky Laws of those states; however, the availability of such exemptions cannot be known unless individual state Blue Sky Laws are examined. Recipients of the New Senior Secured Notes and New CIC Shares are advised to consult with their own legal advisors as to the availability and applicability of section 1145 of the Bankruptcy Code to the New Senior Secured Notes and the New CIC Shares and any other potential exemption from registration under the Securities Act or applicable state Blue Sky Laws in any given instance and as to any applicable requirements or conditions to such availability.
The New CIC Shares issued in connection with the Private Placement will be issued without registration under the Securities Act pursuant to an exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act, and as a result, will be “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act. Recipients of such New CIC Shares are advised to consult with their own legal advisors as to the availability of any exemption from registration under the Securities Act and any applicable state Blue Sky Law.

49

B.	Resales of Chapter 11 Plan Securities; Definition of Underwriter
If the holder of the Chapter 11 Plan securities is an underwriter, the Chapter 11 Plan securities will be "restricted securities" and may not be resold under the Securities Act and applicable state Blue Sky Law absent an effective registration statement under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 promulgated thereunder. Section 1145(b)(1) of the Bankruptcy Code defines an "underwriter" as one who, except with respect to "ordinary trading transactions" of an entity that is not an "issuer," (A) purchases a claim against, interest in, or claim for an administrative expense in the case concerning, the debtor, if such purchase is with a view to distribution of any security received or to be received in exchange for such a claim or interest; (B) offers to sell securities offered or sold under a plan for the holders of such securities; (C) offers to buy securities offered or sold under a plan from the holders of such securities, if such offer to buy is (i) with a view to distribution of such securities and (ii) under an agreement made in connection with the plan, with the consummation of the plan, or with the offer or sale of securities under the plan; or (D) is an issuer of the securities within the meaning of section 2(a)(11) of the Securities Act. In addition, a Person who receives a fee in exchange for purchasing an issuer's securities could also be considered an underwriter within the meaning of section 2(a)(11) of the Securities Act.
The definition of an "issuer" for purposes of whether a Person is an underwriter under section 1145(b)(1)(D) of the Bankruptcy Code, by reference to section 2(a)(11) of the Securities Act, includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer. The reference to "issuer," as used in the definition of "underwriter" contained in section 2(a)(11), is intended to cover "controlling persons" of the issuer of the securities. "Control," as defined in Rule 405 of the Securities Act, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. Accordingly, an officer or director of a reorganized debtor or its successor under a plan of reorganization may be deemed to be a "controlling person" of such debtor or successor, particularly if the management position or directorship is coupled with ownership of a significant percentage of the reorganized debtor's or its successor's voting securities. Ownership and control of 10% of the voting securities of an issuer can generally be used as a guidepost of presumptive control, but a determination of control will depend on the particular facts and circumstances of each case. If the issuance of the Chapter 11 Plan securities is not pursuant to Section 1145(b)(1) of the Bankruptcy Code, any resale of such securities must either be pursuant to an effective registration statement, an exemption therefrom or in a transaction not subject thereto. Under certain circumstances, holders of Chapter 11 Plan securities who are deemed to be "underwriters" may be entitled to resell their Chapter 11 Plan securities pursuant to the limited safe harbor resale provisions of Rule 144. Generally, Rule 144 would permit the public sale of securities received by such person if current information regarding the issuer is publicly available and if volume limitations, manner of sale requirements and certain other conditions are met. Whether any particular Person would be deemed to be an "underwriter" (including whether such Person is a "controlling person") with respect to the Chapter 11 Plan securities would depend upon various facts and circumstances applicable to that Person. Accordingly, the Debtors express no view whether any Person would be deemed an "underwriter" with respect to the Chapter 11 Plan securities. In view of the complex nature of the

50

question of whether a particular Person may be an "underwriter," the Debtors make no representations concerning the right of any Person to freely resell Chapter 11 Plan securities. Accordingly, the Debtors recommend that potential recipients of Chapter 11 Plan securities consult their own counsel concerning their ability to freely trade such securities without compliance with the federal and state securities laws.

XII.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
For information about certain United States federal income tax consequences related to the Restructuring Transaction, see “Income Tax Considerations”, the CBCA Information Circular.

XIII.	RECOMMENDATION
In the opinion of the Debtors, the Chapter 11 Plan and the CBCA Plan are preferable to all other available alternatives and provide for a larger distribution to the Debtors' creditors than would otherwise result in any other scenario. Accordingly, the Debtors recommend that holders of Claims entitled to vote on the Chapter 11 Plan vote to accept the Chapter 11 Plan and support confirmation of the Chapter 11 Plan.

Dated: May 15, 2018	CONCORDIA INTERNATIONAL CORP.,
on behalf of itself and all other Debtors

By:	/s/ Francesco Tallarico
	Name:	Francesco Tallarico
	Title:	Chief Legal Officer &
Secretary

51

Exhibit A
Chapter 11 Plan of Reorganization

A-1

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK

In re: CONCORDIA INTERNATIONAL CORP., et al., Debtors.(1)	: : : : : : :	Chapter 11 Case No. 18-[•] (•)

JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION OF CONCORDIA INTERNATIONAL CORP., ET AL., PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE
Paul D. Leake, Esq.
Shana A. Elberg, Esq.
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM, LLP
Four Times Square
New York, New York 10036-6522
Telephone: (212) 735-3000
Fax: (212) 735-2000

-and-

Carl T. Tullson, Esq.
155 N. Wacker Dr.
Chicago, Illinois 60606-1720
Telephone: (312) 407-0700
Fax: (312) 407-0411

Proposed Counsel for Debtors and Debtors in Possession
Dated: May 15, 2018
______________________

1
The Debtors and the last four digits of their taxpayer identification numbers (as applicable) are as follows: Abcur AB (3957); Amdipharm AG (2506); Amdipharm B.V. (0296); Amdipharm Holdings S.à r.l. (7870); Amdipharm Limited (596L); Amdipharm Mercury Holdco UK Limited (7620); Amdipharm Mercury International Limited (7544); Amdipharm Mercury UK Limited (6243); Concordia Financing (Jersey) Limited (1782); Concordia Holdings (Jersey) Limited (1781); Concordia International Corp. (0002); Concordia International Rx (UK) Limited (3377); Concordia Investment Holdings (UK) Limited (0050); Concordia Investments (Jersey) Limited (1783); Concordia Laboratories Inc., S.à r.l. (1483); Concordia Pharmaceuticals Inc., S.à r.l. (1181); Focus Pharma Holdings Limited (0755); Focus Pharmaceuticals Limited (5120); Mercury Pharma (Generics) (3122); Mercury Pharma Group Limited (0945); Mercury Pharma International Limited (2958); Mercury Pharmaceuticals (Ireland) Limited (288E); and Mercury Pharmaceuticals Limited (0311).  The address of the Debtors’ corporate headquarters is 277 Lakeshore Road East, Suite 302, Oakville, Ontario L6J1H9.

Article I DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF TIME AND GOVERNING LAW		1
A.	Defined Terms	1
B.	Rules of Interpretation; Application of Definitions and Rules of Construction	23
C.	Governing Law	24
D.	Reference to Monetary Figures	24
E.	Computation of Time	24
Article II ADMINISTRATIVE EXPENSE CLAIMS, FEE CLAIMS, AND PRIORITY CLAIMS		25
A.	Administrative Expense Claims	25
B.	Fee Claims	25
C.	Priority Tax Claims	26
Article III CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS		27
A.	Classification in General	27
B.	Summary of Classification	27
C.	Treatment of Claims and Interests	27
D.	Special Provision Governing Unimpaired Claims	32
Article IV ACCEPTANCE REQUIREMENTS; EFFECT OF REJECTION BY ONE OR MORE CLASSES OF CLAIMS		32
A.	Impaired Classes to Vote on Plan	32
B.	Acceptance by Class of Creditors	32
C.	Cramdown	32
Article V MEANS FOR IMPLEMENTATION OF THE PLAN		33
A.	Non-Substantive Consolidation	33
B.	Operations Between the Confirmation Date and Effective Date	33
C.	Private Placement	33
D.	Restructuring Transactions	33
E.	Exit Revolver	35
F.	New Senior Secured Debt	35
G.	Issuance of Securities	38
H.	Exemption from Registration Requirements	39
I.	SEC Reporting Requirements and Listing of New CIC Shares	39
J.	Cancellation of Notes, Agreements, Certificates, and Instruments	40
K.	Governance Documents and Corporate Existence	41
L.	Reorganized Debtors’ Boards of Directors and Officers	41
M.	Management Incentive Plan	41
N.	Corporate Action	42
O.	Effectuating Documents; Further Transactions	42
P.	Vesting of Assets in the Reorganized Debtors	42
Q.	Section 1146 Exemption from Certain Taxes and Fees	43
R.	Preservation of Causes of Action	43
S.	Restructuring Expenses	44

i

T.	Plan Supplement, Other Documents and Orders and Consents Required under the Restructuring Support Agreement	45
Article VI TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES		45
A.	Assumption of Executory Contracts and Unexpired Leases	45
B.	Assignment of Executory Contracts or Unexpired Leases	46
C.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases	47
D.	Reservation of Rights	48
E.	D&O Liability Insurance Policies and D&O Indemnification Provisions	48
F.	Insurance Policies	48
G.	Contracts and Leases Entered Into After the Petition Date	49
H.	Nonoccurrence of the Effective Date	49
Article VII DISTRIBUTIONS UNDER THE PLAN		49
A.	Procedures for Treating Disputed Claims	49
B.	Allowed Claims and Interests	50
C.	Surrender of Cancelled Instruments or Securities	53
D.	Allocation of Distributions Between Principal and Unpaid Interest	53
E.	Currency	53
F.	Claims Paid or Payable by Third Parties	54
Article VIII SETTLEMENT, RELEASE, INJUNCTION AND RELATED PROVISIONS		55
A.	Compromise and Settlement of Claims, Interests and Controversies	55
B.	Releases by the Debtors	55
C.	Releases by Holders of Claims and Interests	56
D.	Exculpation	58
E.	Discharge of Claims and Termination of Interests	58
F.	Injunction	58
G.	Term of Injunctions or Stays	60
H.	Release of Liens	60
Article IX CONDITIONS PRECEDENT TO THE EFFECTIVE DATE		61
A.	Conditions Precedent to the Effective Date	61
B.	Waiver of Conditions	62
C.	Substantial Consummation	62
D.	Effect of Failure of Conditions	62
Article X MODIFICATION, REVOCATION OR WITHDRAWAL OF THE PLAN		63
A.	Modification and Amendments	63
B.	Effect of Confirmation on Modifications	63
C.	Revocation or Withdrawal of the Plan	63
Article XI RETENTION OF JURISDICTION		64
Article XII MISCELLANEOUS PROVISIONS		66
A.	Immediate Binding Effect	66
B.	Additional Documents	66
C.	Dissolution of any Statutory Committee	66
D.	Reservation of Rights	66
E.	Successors and Assigns	66
F.	Notices	67
G.	Entire Agreement	70
H.	Severability of Plan Provisions	70

ii

I.	Exhibits	70
J.	Votes Solicited in Good Faith	70
K.	Closing of the Chapter 11 Cases	70
L.	Conflicts	71
M.	Waiver or Estoppel	71

iii

TABLE OF EXHIBITS

Exhibit A: Restructuring Support Agreement

iv

INTRODUCTION
Each of Concordia International Corp.; Abcur AB; Amdipharm AG; Amdipharm B.V.; Amdipharm Holdings S.à r.l.; Amdipharm Limited; Amdipharm Mercury Holdco UK Limited; Amdipharm Mercury International Limited; Amdipharm Mercury UK Limited; Concordia Financing (Jersey) Limited; Concordia Holdings (Jersey) Limited; Concordia International Rx (UK) Limited; Concordia Investment Holdings (UK) Limited; Concordia Investments (Jersey) Limited; Concordia Laboratories Inc., S.à r.l.; Concordia Pharmaceuticals Inc., S.à r.l.; Focus Pharma Holdings Limited; Focus Pharmaceuticals Limited; Mercury Pharma (Generics) Limited; Mercury Pharma Group Limited; Mercury Pharma International Limited; Mercury Pharmaceuticals (Ireland) Limited; and Mercury Pharmaceuticals Limited (each, a “Debtor” and, collectively, the “Debtors”) respectfully propose this joint prepackaged chapter 11 plan of reorganization pursuant to section 1121(a) of the Bankruptcy Code. Capitalized terms used herein shall have the meanings set forth in Article I.A.

Reference is made to the Disclosure Statement, distributed contemporaneously herewith, for a discussion of (i) the history, business, and operations of the Debtors and their subsidiaries, (ii) a summary of the treatment under the Plan, and (iii) certain related matters, including risk factors relating to the consummation of this Plan. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, the Debtors reserve the right to alter, amend, modify, revoke, or withdraw this Plan prior to its substantial consummation in accordance with the Restructuring Support Agreement.
ALL HOLDERS OF CLAIMS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN ARE ENCOURAGED TO READ THE PLAN, THE ACCOMPANYING DISCLOSURE STATEMENT, AND THEIR RESPECTIVE EXHIBITS IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.
Article I

DEFINED TERMS, RULES OF INTERPRETATION,
COMPUTATION OF TIME AND GOVERNING LAW
A.    Defined Terms
Unless the context otherwise requires, the following terms shall have the following meanings when used in capitalized form:
1.    “7.00% Unsecured Notes” means the 7.00% Senior Unsecured Notes due 2023 issued under the 7.00% Unsecured Notes Indenture.
2.    “7.00% Unsecured Notes Claims” means any Claim arising under or in connection with the 7.00% Unsecured Notes.
3.    “7.00% Unsecured Notes Indenture” means the Indenture for the 7.00% Senior Unsecured Notes due 2023 dated April 21, 2015, by and among CIC, the guarantors party

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thereto, and the 7.00% Unsecured Notes Indenture Trustee, as amended, restated, supplemented or otherwise modified from time to time.
4.    “7.00% Unsecured Notes Indenture Trustee” means U.S. Bank National Association and/or its duly appointed successor, in its capacity as indenture trustee under the 7.00% Unsecured Notes Indenture.
5.    “9.00% Secured Notes” means the 9.00% Senior Secured Notes due 2022 issued under the 9.00% Secured Notes Indenture.
6.    “9.00% Secured Notes Claims” means any Claim arising under or in connection with the 9.00% Secured Notes.
7.    “9.00% Secured Notes Indenture” means the Indenture for the 9.00% Secured Notes due 2022 dated April 1, 2022, by and among CIC, the guarantors party thereto, and the 9.00% Secured Notes Indenture Trustee, as amended, restated, supplemented or otherwise modified from time to time.
8.    “9.00% Secured Notes Indenture Trustee” means U.S. Bank National Association and/or its duly appointed successor, in its capacity as indenture trustee under the 9.00% Secured Notes Indenture.
9.    “9.50% Unsecured Notes” means the 9.50% Senior Unsecured Notes due 2022 issued under the 9.50% Unsecured Notes Indenture.
10.    “9.50% Unsecured Notes Claims” means any Claim arising under or in connection with the 9.50% Unsecured Notes.
11.    “9.50% Unsecured Notes Indenture” means the Indenture for the 9.50% Senior Unsecured Notes due 2022 dated October 21, 2015, by and among CIC, the guarantors party thereto, and the 9.50% Unsecured Notes Indenture Trustee, as amended, restated, supplemented or otherwise modified from time to time.
12.    “9.50% Unsecured Notes Indenture Trustee” means U.S. Bank National Association and/or its duly appointed successor, in its capacity as indenture trustee under the 9.50% Unsecured Notes Indenture.
13.    “Administrative Expense Claim” means a Claim for payment of costs and expenses of administration pursuant to sections 503(b), 507(a)(2), 507(b) or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred on or after the Petition Date and through the Effective Date of preserving the Estates and operating the businesses of the Debtors; (b) Fee Claims for the period commencing on the Petition Date and through the Effective Date; (c) all fees and charges assessed against the Estates pursuant to chapter 123 of title 28 of the United States Code, 28 U.S.C. §§ 1–4001; (d) all requests for compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b)(3), (4) and (5) of the Bankruptcy Code; (e) the Restructuring Expenses; (f) the Private Placement Commitment Consideration (to the extent due and owing

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after the Petition Date under the Subscription Agreement); and (h) all other Claims entitled to administrative claim status pursuant to an order of the Bankruptcy Court.
14.    “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code.
15.    “Agents’ Fees and Expenses” means the reasonable and documented fees, expenses, and disbursements, and the indemnity claims, in each case whether incurred or arising prior to or after the Petition Date and prior to or (in connection with the implementation of this Plan or the cancellation and discharge of the Secured Term Loan Agreement or the Extended Unsecured Bridge Loan Agreement, as applicable) after the Effective Date, of (i) the Secured Term Loan Agent, including, without limitation, the reasonable and documented fees, expenses, and disbursements of attorneys, advisors, or agents reasonably retained or utilized by the Secured Term Loan Agent, in each case in accordance with the Secured Term Loan Agreement, and (ii) the Extended Unsecured Bridge Loan Agent (or its predecessor, as applicable), including, without limitation, the reasonable and documented fees, expenses, and disbursements of attorneys, advisors, or agents reasonably retained or utilized by the Extended Unsecured Bridge Loan Agent (or its predecessor, as applicable), in each case in accordance with the Extended Unsecured Bridge Loan Agreement (or the Successor Agent Agreement, as applicable).
16.    “Allowed” means, with respect to a Claim or Interest within a particular Class, an Allowed Claim or Allowed Interest (or any portion thereof) that has been (a) allowed by a Final Order of the Bankruptcy Court, (b) allowed pursuant to the terms of this Plan, (c) allowed by agreement between the holder of such Claim and the Debtors or Reorganized Debtors (and to the extent required under the Restructuring Support Agreement, with the consent of the Required Consenting Creditors), or (d) allowed by a Final Order of a court in which such Claim could have been determined, resolved or adjudicated if the Chapter 11 Cases had not been commenced; provided, however, that, notwithstanding anything herein to the contrary, by treating a Claim as an “Allowed Claim” or an Interest as an “Allowed Interest,” the Debtors do not waive their rights to contest the amount and validity of such Claim or Interest to the extent it is disputed, contingent or unliquidated, including in the manner and venue in which such Claim or Interest would have been determined, resolved or adjudicated if the Chapter 11 Cases had not been commenced; and provided, further that the amount of any Allowed Claim or Allowed Interest shall be determined in accordance with the Bankruptcy Code, including sections 502(b), 503(b) and 506 of the Bankruptcy Code. An Allowed Claim (i) includes a disputed Claim to the extent such Claim becomes Allowed after the Effective Date and (ii) shall be net of any valid setoff exercised with respect to such Claim pursuant to the provisions of the Bankruptcy Code and applicable law. Unless otherwise specified herein, in section 506(b) of the Bankruptcy Code or by Final Order of the Bankruptcy Court, “Allowed Claim” shall not, for purposes of distributions under the Plan, include interest on such Claim accruing from and after the Petition Date.
17.    “Amended Organizational Documents” means the forms of certificates of incorporation, certificates of formation, limited liability company agreements, partnership agreements, or other forms of organizational documents and bylaws for the Reorganized Debtors, consistent with the Governance Term Sheet and otherwise acceptable in all material respects to the Debtors. To the extent such Amended Organizational Documents reflect material changes to the Debtors’ existing forms of organizational documents and bylaws, substantially final forms of such Amended Organizational Documents will be included in the Plan

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Supplement. For the avoidance of doubt, the Amended Organizational Documents shall be (i) consistent in all material respect with the terms and conditions set forth in the Restructuring Support Agreement and the Governance Term Sheet, and (ii) in form and substance acceptable to the Majority Private Placement Parties.
18.    “Assumed Agreement” means an Executory Contract or Unexpired Lease which has been assumed by the Debtors.
19.    “Avoidance Actions” means any and all actual or potential Claims and Causes of Action to avoid a transfer of property or an obligation incurred by the Debtors arising under Chapter 5 of the Bankruptcy Code, including, sections 544, 545, 547, 548, 549, 550, 551, and 553(b) of the Bankruptcy Code.
20.    “Ballot” means the form ballot-proxy distributed to each holder of a Claim in an Impaired Class entitled to vote on the Plan on which to indicate its acceptance or rejection of the Plan and, if applicable, such other elections as may be made thereon.
21.    “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101-1532, as amended from time to time.
22.    “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York having jurisdiction over the Chapter 11 Cases or any other court having jurisdiction over the Chapter 11 Cases, including, to the extent of the withdrawal of any reference under 28 U.S.C. § 157, the United States District Court for the Southern District of New York.
23.    “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as applicable to the Chapter 11 Cases, promulgated under section 2075 of title 28 of the United States Code, 28 U.S.C. §§ 1–4001, as well as the general and local rules of the Bankruptcy Court.
24.    “Business Day” means any day, other than a Saturday, Sunday or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).
25.    “Cash” means legal tender of the United States of America.
26.    “Cash Collateral Account” has the meaning ascribed to such term in the Limited Consent.
27.    “Cash Collateral Order” means, collectively, the interim order authorizing the use of prepetition collateral and cash collateral and granting adequate protection and the final order granting such relief.
28.    “Cash Pay-Down” has the meaning ascribed to such term in Article III.C.3.c.i.
29.    “Causes of Action” means any action, proceeding, agreement, claim, cause of action, controversy, demand, right, action, Lien, indemnity, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, license and franchise of any kind

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or character whatsoever, known, unknown, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on, or after the Petition Date, in contract or in tort, in law or in equity or pursuant to any other theory of law. Causes of Action also include: (a) any right of setoff, counterclaim or recoupment and any claim on contracts or for breaches of duties imposed by law or in equity; (b) the right to object to Claims or Interests; (c) any claim pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) any claim or defense including fraud, mistake, duress and usury and any other defenses set forth in section 558 of the Bankruptcy Code; (e) any state law preferential or fraudulent transfer or other avoidance claim, and (f) any Avoidance Action.
30.    “CBCA Proceedings” means the proceedings commenced by Concordia pursuant to the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended before the Ontario Superior Court of Justice (Commercial List).
31.    “Chapter 11 Cases” means the above-captioned chapter 11 cases commenced by the Debtors.
32.    “CIC” means Concordia International Corp., a corporation organized under the laws of Ontario (f/k/a Concordia Healthcare Corp.).
33.    “CIC Equity Interest” means an Interest in CIC and Section 510(b) Claims.
34.    “CIJL” means Concordia Investments (Jersey) Limited.
35.    “Cinven” means Cinven Capital Management (V) General Partner Limited.
36.    “Cinven Parties” means Cinven and the limited partnerships and other entities controlled by or acting jointly with Cinven.
37.    “Claim” has the meaning set forth in section 101(5) of the Bankruptcy Code.
38.    “Claims Objection Deadline” means the first Business Day that is the later of (a) ninety (90) days after the Effective Date or (b) such later date the Bankruptcy Court may establish upon a motion by the Debtors or Reorganized Debtors, which motion may be approved without a hearing and without notice to any party.
39.    “Class” means any group of Claims or Interests classified as set forth in Article III of the Plan pursuant to sections 1122 and 1123(a)(1) of the Bankruptcy Code.
40.    “Collateral” means any property, or interest in property, of the Estate subject to a Lien to secure the payment or performance of a Claim, which Lien has not been avoided or is not subject to avoidance under the Bankruptcy Code or is otherwise invalid under the Bankruptcy Code or applicable law.
41.    “Concordia” means CIC and its affiliated Debtors.
42.    “Confirmation” means the entry of the Confirmation Order on the docket of

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the Chapter 11 Case.
43.    “Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.
44.    “Confirmation Hearing” means the hearing(s) held before the Bankruptcy Court under section 1128 of the Bankruptcy Code at which the Debtors seek entry of the Confirmation Order.
45.    “Confirmation Order” means an order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code, and approving the Disclosure Statement and Solicitation Materials, which order shall be acceptable to the Debtors and the Required Consenting Creditors.
46.    “Consenting Secured Debtholders” means, collectively, the Secured Debtholders that have executed and remain, at the relevant time, subject to the Restructuring Support Agreement or a Joinder Agreement thereto.
47.    “Consenting Unsecured Debtholder Notes Election Pro Rata Share” means, with respect to each Consenting Unsecured Debtholder that holds Secured Term Loans, the percentage that such Consenting Unsecured Debtholder’s principal amount of Non-Elected Secured Term Loans bears to the total principal amount of Non-Elected Secured Term Loans held by all Consenting Unsecured Debtholders.
48.    “Consenting Unsecured Debtholders” means, collectively, the Unsecured Debtholders that have executed and remain, at the relevant time, subject to the Restructuring Support Agreement or a Joinder Agreement thereto.
49.    “Credit Documents” has the meaning ascribed to such term in the Secured Term Loan Agreement.
50.    “Cure” means the payment of Cash by the Debtors, or the distribution of other property or other action (as the parties may agree or the Bankruptcy Court may order), as necessary to cure defaults under an Executory Contract or Unexpired Lease of the Debtors that the Debtors may assume under section 365(a) of the Bankruptcy Code.
51.    “D&O Indemnification Provisions” means each of the Debtors’ indemnification provisions, agreements, or obligations in place as of the Petition Date, whether in the bylaws, certificate of incorporation, or other formation and organizational documents, board resolutions or employment contracts, or otherwise, for the current and former directors, officers, members, employees, attorneys, other professionals and agents of the Debtors.
52.    “D&O Liability Insurance Policies” means all unexpired insurance policies (including any “tail policy”) of any of the Debtors for directors’, managers’ and officers’ liability.

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53.     “Debtor” or “Debtors” has the meaning set forth in the introductory paragraph of the Plan.
54.    “Debtors in Possession” means the Debtors in their capacity as debtors in possession in the Chapter 11 Cases pursuant to sections 1101, 1107(a), and 1108 of the Bankruptcy Code.
55.    “Debtors Release” means the releases set forth in Article VIII.B of the Plan.
56.    “Definitive Documents” has the meaning set forth in the Restructuring Support Agreement.
57.    “Designated Offshore Securities Market” has the meaning given to that term in Rule 902 of Regulation S as promulgated by the United States Securities and Exchange Commission under the Securities Act, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.
58.    “Direct Registration System” means an electronic register of the New CIC Shares maintained by a transfer agent selected by Concordia
59.    “Disbursing Agent” means any Entity acting in its capacity as an agent to make or facilitate distributions pursuant to the Plan under Article VII of the Plan (including, without limitation, any Debtor, Reorganized Debtor, the Secured Term Loan Agent, the Secured Swap Lender, the Indenture Trustees, or the Extended Unsecured Bridge Loan Agent, as applicable).
60.    “Disclosure Statement” means the disclosure statement for the Plan, in the form of the Supplement to Plan of Arrangement Information Circular with Respect to Disclosures for Joint Prepackaged Chapter 11 Plan of Reorganization of Concordia International Corp., et al., Pursuant to Chapter 11 of the Bankruptcy Code, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code.
61.    “Distribution Date” means the date occurring as soon as practicable on or after the Effective Date, on which the Disbursing Agent first makes distributions to holders of Allowed Claims as provided in Article VII of the Plan and any date thereafter on which the Disbursing Agent makes distributions to holders of Allowed Claims as provided in Article VII of the Plan.
62.    “Distribution Record Date” means the record date for purposes of making distributions under the Plan, other than with respect to public securities, which date shall be the Confirmation Date or such other date as designated in an order of the Bankruptcy Court. Distributions with respect to public securities shall be made in accordance with Article VII.C of the Plan; provided that the Distribution Record Date with respect to any (a) Secured Debt Claim arising under or in connection with the Secured Term Loan Agreement or the Swap Agreement, or (b) Unsecured Debt Claim arising under or in connection with the Extended Unsecured Bridge Loan Agreement shall be 5:00 p.m. (prevailing Eastern time) on June 27, 2018, or such other date as may be agreed to by the Debtors and the Required Consenting Creditors.
63.    “DTC” means The Depository Trust Company, its nominee, Cede & Co., or any Affiliates thereof.

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64.    “Effective Date” means the first Business Day after the Confirmation Date on which all provisions, terms, and conditions specified in Article IX.A have been satisfied or waived pursuant to Article IX.B.
65.    “Entity” shall have the meaning set forth in section 101(15) of the Bankruptcy Code.
66.    “Equity Unsecured Bridge Loan Settlement” means the settlement and termination of the Two Year Equity Bridge Credit and Guaranty Agreement, as agreed to by Concordia and the lenders party thereto.
67.    “Estate” means, as to each Debtor, the estate created for the Debtor upon the commencement of its Chapter 11 Case pursuant to sections 301 and 541 of the Bankruptcy Code.
68.    “EUR New Senior Secured Term Loans” means the New Senior Secured Term Loans denominated in Euros.
69.    “EUR New Senior Secured Term Loans Allocation Amount” means €300 million.
70.    “EUR New Senior Secured Term Loans Deficiency” means the amount by which the aggregate New Senior Secured Term Loans Currency Elections for EUR New Senior Secured Term Loans made in accordance with Article V.F.3 (expressed as a Euro dollar amount) is less than the EUR New Senior Secured Term Loans Allocation Amount, if applicable.
71.    “EUR New Senior Secured Term Loans Election Amount” has the meaning ascribed to such term in Article V.F.3.
72.    “EUR New Senior Secured Term Loans Elector” has the meaning ascribed to such term in Article V.F.3.
73.    “EUR New Senior Secured Term Loans Elector Excess” means the amount by which the aggregate New Senior Secured Term Loans Currency Elections for EUR New Senior Secured Term Loans made in accordance with Article V.F.3 (expressed as a Euro dollar amount) exceeds the EUR New Senior Secured Term Loans Maximum Amount, if applicable.
74.    “EUR New Senior Secured Term Loans Elector Pro Rata Share” means, with respect to each EUR New Senior Secured Term Loans Elector, the percentage that the principal amount of EUR New Senior Secured Term Loans such EUR New Senior Secured Term Loans Elector has elected to receive in accordance with Article V.F.3 (expressed as a Euro dollar amount) bears to the total principal amount of EUR New Senior Secured Term Loans that all EUR New Senior Secured Term Loans Electors have elected to receive in accordance with Article V.F.3 (expressed as a Euro dollar amount).
75.    “EUR New Senior Secured Term Loans Maximum Amount” means €400 million.
76.    “EUR/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to Euro exchange rate.

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77.    “Euros” means euros.
78.    “Excluded Releasing Party” shall mean the holders of Impaired Claims (solely in such capacity) who (i) have been deemed to reject the Plan, or (ii) have voted to reject the Plan and have checked the box on the applicable Ballot indicating that they opt to not grant the third-party releases provided in the Plan; provided that, for the avoidance of doubt, entities that are Excluded Releasing Parties in their capacities as holders of Impaired Claims but are Released Parties or Exculpated Parties in one or more other capacities shall not be excluded as Released Parties or Exculpated Parties in such other capacities.
79.    “Exculpated Claim” means any Cause of Action or any Claim related to any act or omission derived from, based upon, related to, or arising from the Debtors’ in or out-of-court restructuring efforts, the CBCA Proceedings, the Chapter 11 Cases, the marketing process, formulation, preparation, dissemination, negotiation, or filing of the Disclosure Statement, the Plan, the Restructuring Support Agreement, the Definitive Documents, the Subscription Agreement, Investor Rights Agreement, Private Placement Documents, or any contract, instrument, release or other agreement or document created or entered into in connection with any of the foregoing, the pursuit of Confirmation, the administration and implementation of the Plan, including: (a) the issuance of the New CIC Shares; (b) the execution, delivery, and performance of the Exit Revolver Documents and the New Senior Secured Debt Documents and any other Definitive Documents; and (c) the distribution of property under the Plan or any other agreement under the Plan; provided further that the foregoing shall not be deemed to release, affect, or limit any of the rights and obligations of the Exculpated Parties from, or exculpate the Exculpated Parties with respect to, any of the Exculpated Parties’ obligations or covenants arising under the Confirmation Order, the Plan, the Exit Revolver Agreement, and the Definitive Documents, and any contracts, instruments, releases, and other agreements or documents delivered in connection with, or contemplated by, the foregoing that are in effect on the Effective Date.
80.    “Exculpated Party” means, other than any Excluded Releasing Party, each of the following, solely in its capacity as such: (a) the Debtors, (b) the Reorganized Debtors, (c) any statutory committee appointed in these Chapter 11 Cases; (d) Goldman (in all of its capacities under the Secured Term Loan Agreement, including without limitation, as Secured Term Loan Agent, and in all its capacities under each of the Extended Unsecured Bridge Loan Agreement and the Two Year Equity Bridge Credit and Guaranty Agreement, including without limitation, as the predecessor administrative agent); (e) the Indenture Trustees; (f) the parties to the Restructuring Support Agreement (or any Joinder Agreement thereto); (g) the administrative agent under the Exit Revolver; (h) the lenders under the Exit Revolver; (i) members of the Secured Ad Hoc Group; (j) members of the Unsecured Ad Hoc Group; (k) the Private Placement Parties; (l) the Disbursing Agents; (m) Extended Unsecured Bridge Loan Agent; and (n) with respect to each of the foregoing Entities in clauses (a) through (m), such Entity and its current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, and assigns, subsidiaries, and each of their respective current and former equity holders, officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment advisors, investment bankers, investment managers, consultants, representatives, and

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other professionals, each solely in their capacity as such; provided, however, that notwithstanding anything to the contrary herein, none of the Cinven Parties shall be an Exculpated Party under this Plan.
81.    “Exculpation” means the exculpation provision set forth in Article VIII.D hereof.
82.    “Executory Contract” means a contract to which any of the Debtors are a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.
83.    “Existing Equity Class Action Claims” means, collectively, (i) the Claims asserted in the proceedings pending before the Ontario Superior Court of Justice under the title Ronald J. Valliere and Shauntelle Paul v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. CV-17-584809-00CP), (ii) the Claims asserted in the proceedings pending before the Superior Court of Quebec under the title Robert Landry v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 500-06-000834-164), (iii) the Claims asserted in the proceedings pending before the United States District Court for the Southern District of New York under the title Andrew Meyer, individually and On Behalf of All Others Similarly Situated v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 1:16-cv-06467), and (iv) any Claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above.
84.    “Exit Revolver” means a secured first out revolver ranking senior in priority to the New Senior Secured Debt, which the Reorganized Debtors shall have the option to obtain, with the consent of the Majority Private Placement Parties, either in connection with or following the implementation of the Restructuring Transactions, of up to the greater of (i) $150 million or (ii) 50% of LTM EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250 million. The Exit Revolver shall have the benefit of substantially the same guarantees and security as the New Senior Secured Debt. For purposes of this Plan, any provisions that apply to the Exit Revolver shall only apply if and to the extent the Exit Revolver is executed.
85.    “Exit Revolver Agreement” means that certain credit agreement, dated on or about the Effective Date (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof) providing for the issuance of the Exit Revolver, which credit agreement may be the New Senior Secured Term Loans Credit Agreement.
86.    “Exit Revolver Documents” means, collectively, the Exit Revolver Agreement and the other documentation that will govern the terms of the Exit Revolver, including without limitation all guarantee and security documentation related thereto, each of which shall be consistent with the terms of the Restructuring Support Agreement and on terms acceptable to the Debtors or Reorganized Debtors, as applicable, and the Majority Private Placement Parties.
87.    “Extended Unsecured Bridge Loan” means the senior unsecured extended equity bridge loan facility in the principal amount of $135 million pursuant to the Extended Unsecured Bridge Loan Agreement.

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88.    “Extended Unsecured Bridge Loan Agent” means Wilmington Trust, National Association, as administrative agent under the Extended Unsecured Bridge Loan Agreement.
89.    “Extended Unsecured Bridge Loan Agreement” means that certain Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, CIC, the guarantors party thereto, Wilmington Trust, National Association, as administrative agent, and the lenders party thereto, pursuant to which the parties entered into the Extended Unsecured Bridge Loan, as amended, modified and/or supplemented from time to time.
90.    “Fee Claim” means a Claim for professional services rendered or costs incurred on or after the Petition Date through the Effective Date by professional Persons retained by the Debtors or any statutory committee appointed in the Chapter 11 Cases, if any, by an order of the Bankruptcy Court pursuant to sections 327, 328, 329, 330, 331, 503(b), or 1103 of the Bankruptcy Code in the Chapter 11 Cases.
91.    “Fee Claims Escrow Account” means the account established on the Effective Date pursuant to Article II.
92.    “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court or other court of competent jurisdiction, with respect to the relevant subject matter that has not been reversed, stayed, modified or amended and is in full force and effect, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought or the new trial, reargument or rehearing shall have been denied, resulted in no modification of such order or has otherwise been dismissed with prejudice; provided, however, that no order shall fail to be a Final Order solely due to the possibility that a motion pursuant to section 502(j) of the Bankruptcy Code, Rules 59 or 60 of the Federal Rules of Civil Procedure, or Bankruptcy Rule 9024 may be filed with respect to such order.
93.    “FX Date” means the date that is ten (10) Business Days prior to the anticipated Effective Date, or such other date as may be agreed upon by CIC and the Required Consenting Creditors.
94.    “GBP” means pound sterling.
95.    “GBP/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to GBP exchange rate.
96.    “General Unsecured Claims” means any Claim against any Debtor, unless such Claim is: (a) an Intercompany Claim, (b) an Administrative Expense Claim, (c) a Priority Tax Claim, (d) a Priority Non-Tax Claim, (e) a Section 510(b) Claim, (f) an Other Secured Claim, (g) a Secured Debt Claim, (h) an Unsecured Debt Claim, (i) based on any Intercompany Equity Interest, or (j) based on CIC Equity Interests.
97.    “Goldman” means Goldman Sachs Bank USA.

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98.    “Governance Term Sheet” means that certain governance term sheet (including any schedules, annexes, and exhibits attached thereto), attached as Exhibit D to the Disclosure Statement and incorporated herein by reference, as may be amended, supplemented, amended, and restated or otherwise modified from time to time in accordance with the terms of the Subscription Agreement, which shall be acceptable to the Debtors and the Majority Private Placement Parties.
99.    “Impaired” means, when used in reference to a Claim or an Interest, a Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.
100.    “Impaired Class” means a Class that is impaired within the meaning of section 1124 of the Bankruptcy Code.
101.    “Indenture Trustee Charging Lien” means any Lien or other priority in payment arising prior to the Effective Date to which any of the Indenture Trustees is entitled, pursuant to the 9.00% Secured Notes Indenture, the 7.00% Unsecured Notes Indenture or the 9.50% Unsecured Notes Indenture, as applicable, against distributions to be made to the holders of the 9.00% Secured Notes, the 7.00% Unsecured Notes or the 9.50% Unsecured Notes, as applicable, for payment of the Indenture Trustees’ Fees and Expenses of the 7.00% Unsecured Notes Indenture Trustee, the 9.00% Secured Notes Indenture Trustee, and the 9.50% Unsecured Notes Indenture Trustee, as applicable.
102.    “Indenture Trustees” means the 7.00% Unsecured Notes Indenture Trustee, the 9.00% Secured Notes Indenture Trustee, and the 9.50% Unsecured Notes Indenture Trustee.
103.    “Indenture Trustees’ Fees and Expenses” means the compensation, fees, expenses, disbursements, and indemnity claims of the Indenture Trustees in accordance with, as applicable, the 9.00% Secured Notes Indenture, the 7.00% Unsecured Notes Indenture, or the 9.50% Unsecured Notes Indenture, including the reasonable and documented fees, expenses and disbursements of attorneys, advisors, or agents retained or utilized by the Indenture Trustees, whether prior to or after the Petition Date and prior to or (in connection with the implementation of this Plan or the cancellation and discharge of the 9.00% Secured Notes and the 9.00% Secured Notes Indenture, the 7.00% Unsecured Notes and the 7.00% Unsecured Notes Indenture, or the 9.50% Unsecured Notes and the 9.50% Unsecured Notes Indenture, as applicable) after the Effective Date.
104.    “Initial Consenting Creditors Advisors” means the Initial Consenting Secured Debtholders Advisors and the Initial Consenting Unsecured Debtholders Advisors.
105.    “Initial Consenting Secured Debtholders” means, collectively, the Consenting Secured Debtholders that executed the Restructuring Support Agreement on May 1, 2018 and are represented by the Initial Consenting Secured Debtholders Advisors as of May 1, 2018.
106.    “Initial Consenting Secured Debtholders Advisors” means, collectively, Osler, Hoskin & Harcourt LLP and White & Case LLP, as legal advisors, Houlihan Lokey Capital, Inc., as financial advisor, Deloitte LLP, as tax advisors, to the Initial Consenting Secured Debtholders.

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107.    “Initial Consenting Unsecured Debtholders” means, collectively, the Consenting Unsecured Debtholders that executed the Restructuring Support Agreement on May 1, 2018 and are represented by the Initial Consenting Unsecured Debtholders Advisors as of May 1, 2018.
108.    “Initial Consenting Unsecured Debtholders Advisors” means, collectively, Paul, Weiss Rifkind, Wharton & Garrison LLP, Bennett Jones LLP and Ashurst LLP, as legal advisors, and Greenhill & Co., LLC, as financial advisor, to the Initial Consenting Unsecured Debtholders.
109.    “Intercompany Claim” means any Claim held by a Debtor or Non-Debtor Affiliate against a Debtor or Non-Debtor Affiliate.
110.    “Intercompany Equity Interest” means, other than CIC Equity Interests, any Interest in a Debtor held by another Debtor.
111.    “Interest” means (a) any capital stock (including common stock and preferred stock), limited liability company interest, partnership interest, equity security (as defined in section 101(16) of the Bankruptcy Code) or other ownership, beneficial or profits interest of any Debtor, and (b) any option, warrant, security, stock appreciation right, phantom unit, incentive, commitment, call, redemption right, repurchase right or other agreement, arrangement or right of any kind that is convertible into, exercisable or exchangeable for, or otherwise permits any Person to acquire, any capital stock (including common stock and preferred stock), limited liability company interest, partnership interest or other equity security or other ownership, beneficial or profits interest of any Debtor (whether or not arising under or in connection with any employment agreement), including any Claim against the Debtors that is subject to subordination pursuant to section 510(b) of the Bankruptcy Code arising from or related to any of the foregoing.
112.    “Investor Rights Agreement” means that certain agreement among CIC and the Private Placement Parties with respect to certain governance and other arrangements and registration rights, which shall be (i) consistent in all material respects with the terms and conditions set forth in the Restructuring Support Agreement and Governance Term Sheet, and (ii) contain such other terms and conditions as may be acceptable to the Debtors and the Majority Private Placement Parties.
113.    “Joinder Agreement” means a joinder agreement, in the form appended at Schedule E of the Restructuring Support Agreement, pursuant to which a holder of the Secured Debt or the Unsecured Debt agrees, among other things, to be bound by and subject to the terms of the Restructuring Support Agreement and thereby become a Consenting Secured Debtholder or a Consenting Unsecured Debtholder, as applicable.
114.    “L/C Issuer” has the meaning ascribed to such term in the Secured Term Loan Agreement.
115.    “Letter of Credit” has the meaning ascribed to such term in the Secured Term Loan Agreement.

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116.    “Letter of Credit Fee” has the meaning ascribed to such term in the Secured Term Loan Agreement.
117.    “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.
118.    “Limited Consent” means that certain Limited Consent, dated as of April 16, 2018, by and among CIC, the Secured Term Loan Agent, and the Revolving Lenders party thereto.
119.    “Majority Initial Consenting Secured Debtholders” means, collectively, Initial Consenting Secured Debtholders holding, in the aggregate, not less than half (50%) of the aggregate principal amount of Secured Debt held by all Initial Consenting Secured Debtholders.
120.    “Majority Initial Consenting Unsecured Debtholders” means, collectively, Initial Consenting Unsecured Debtholders holding, in the aggregate, not less than half (50%) of the aggregate principal amount of Unsecured Debt held by all Initial Consenting Unsecured Debtholders.
121.    “Majority Private Placement Parties” means the Private Placement Parties holding, in the aggregate, more than two-thirds (66.67%) of the aggregate Private Placement Commitments under the Subscription Agreement.
122.    “Management Incentive Plan” means the management incentive plan described in Article V.M, which shall be implemented on or after the Effective Date and which shall be consistent with the terms of the Restructuring Support Agreement and on terms acceptable to the Debtors or the Reorganized Debtors and, if finalized prior to or on the Effective Date, the Required Consenting Creditors.
123.    “Management Incentive Plan Agreements” means the agreements that will govern the terms of the Management Incentive Plan, which shall (i) be consistent in all material respect with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors or the Reorganized Debtors and the Required Consenting Creditors, as applicable.
124.    “NASDAQ” means the Nasdaq Global Select Market.
125.    “New Board” means Reorganized CIC’s initial board of directors as of the Effective Date. The New Board shall consist of seven (7) directors that shall be appointed in accordance with the terms of the Governance Term Sheet.
126.    “New CIC Articles” means the amended articles of incorporation of Reorganized CIC, the form of which shall be included in the Plan Supplement.
127.    “New CIC Shares” means the limited voting shares of Reorganized CIC authorized pursuant to the Plan, the New CIC Articles, and the Management Incentive Plan.
128.    “New Senior Secured Debt” means, collectively, the New Senior Secured Term Loans and the New Senior Secured Notes.

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129.    “New Senior Secured Debt Aggregate Principal Amount” such principal amount of the New Senior Secured Debt that shall result in Secured Debtholders receiving aggregate consideration under the Plan in an amount equal to 93.3835% of the principal amount of the Secured Debt Claims (reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums, or other similar premiums) taking into account the Cash Pay-Down.
130.    “New Senior Secured Debt Documents” means, collectively, the New Senior Secured Term Loans Documents and the New Senior Secured Notes Documents.
131.    “New Senior Secured Notes” means the new senior secured notes issued by the Reorganized Debtors on the Effective Date pursuant to the Plan. The New Senior Secured Notes shall (i) be consistent in all material respects with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors or the Reorganized Debtors, the Majority Initial Consenting Secured Debtholders, and the Majority Private Placement Parties, each acting reasonably. The principal amount of the New Senior Secured Notes shall not exceed $300 million and the aggregate principal amount of the New Senior Secured Notes and the New Senior Secured Term Loans shall collectively be equal to the New Senior Secured Debt Aggregate Principal Amount.
132.     “New Senior Secured Notes Allocation Amount” shall have the meaning ascribed to such term in Article V.F.2.
133.    “New Senior Secured Notes Deficiency” means the amount by which the aggregate New Senior Secured Notes Elections made in accordance with this Plan (expressed as a dollar amount) is less than the New Senior Secured Notes Allocation Amount, if applicable.
134.    “New Senior Secured Notes Documents” means, collectively, the New Senior Secured Notes Indenture, any guarantee, security or collateral agreement, deed of trust, mortgage, certificate, instrument, exhibit, schedule, related agreement, and other documentation entered into in connection with the New Senior Secured Notes or any obligations thereunder, each of which shall (i) be consistent in all material respects with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors or the Reorganized Debtors, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably.
135.    “New Senior Secured Notes Election” shall have the meaning ascribed to such term in Article V.F.2.
136.    “New Senior Secured Notes Indenture” means that certain indenture, dated on or about the Effective Date (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof) providing for the issuance of the New Senior Secured Notes, which indenture shall (i) be consistent in all material respects with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors or the Reorganized Debtors, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably.

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137.    “New Senior Secured Term Loans” means the new senior secured term loans incurred by the Reorganized Debtors on the Effective Date pursuant to the Plan. The New Senior Secured Term Loans shall (i) be consistent in all material respects with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors, the Majority Initial Consenting Secured Debtholders, and the Majority Private Placement Parties, each acting reasonably. The aggregate principal amount of the New Senior Secured Notes and the New Senior Secured Term Loans shall collectively be equal to the New Senior Secured Debt Aggregate Principal Amount. The New Senior Secured Term Loans will be denominated in part in Euros and in part in U.S. Dollars in amounts as determined by the Debtors or the Reorganized Debtors with the consent of the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably.
138.     “New Senior Secured Term Loans Credit Agreement” means that certain credit agreement, dated on or about the Effective Date (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof) providing for the issuance of the New Senior Secured Term Loans, which credit agreement shall (i) be consistent in all material respect with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors or the Reorganized Debtors, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably.
139.    “New Senior Secured Term Loans Currency Election” has the meaning ascribed to such term in Article V.F.3.
140.    “New Senior Secured Term Loans Currency Election Deadline” means 5:00 p.m. on June 28, 2018, or such other date as CIC and the Majority Initial Consenting Secured Debtholders may agree, each acting reasonably.
141.    “New Senior Secured Term Loans Documents” means, collectively, the New Senior Secured Term Loans Credit Agreement, any guarantee, security or collateral agreement, deed of trust, mortgage, certificate, instrument, exhibit, schedule, related agreement, and other documentation entered into in connection with the New Senior Secured Term Loans or any obligations thereunder, each of which shall (i) be consistent in all material respect with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors or the Reorganized Debtors, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably.
142.    “New Senior Secured Term Loan Eligible Debt” means the Secured Term Loans and the Swap Agreement.
143.    “New Senior Secured Term Loans Eligible Claim” has the meaning ascribed to such term in Article III.C.3.c.iii.

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144.    “Non-Currency Elected Secured Debt” means New Senior Secured Term Loan Eligible Debt held by a Secured Debtholder in respect of which a New Senior Secured Term Loans Currency Election has not been made in accordance with the terms herein.
145.    “Non-Currency Electing Pro Rata Share” means, with respect to each Non-Currency Electing Secured Debtholder, the percentage that such Non-Currency Electing Secured Debtholder’s principal amount of Non-Currency Elected Secured Debt bears to the total principal amount of Non-Currency Elected Secured Debt held by all Non-Currency Electing Secured Debtholders.
146.    “Non-Currency Electing Secured Debtholder” has the meaning ascribed to such term in Article V.F.3.
147.    “Non-Debtor Affiliate” means any Affiliate of the Debtors that is not a Debtor.
148.    “Non-Elected Secured Term Loans” means Secured Term Loans held by a Consenting Unsecured Debtholder in respect of which a New Senior Secured Notes Election has not been made in accordance with this Plan.
149.    “Other Secured Claims” means any Secured Claim against a Debtor other than a Secured Debt Claim.
150.    “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.
151.    “Petition Date” means the date on which each of the Debtors filed its respective petition for relief commencing the Chapter 11 Cases.
152.    “Plan” means this Joint Prepackaged Chapter 11 Plan of Reorganization of Concordia International Corp., et al., including the Plan Supplement, all exhibits, appendices and schedules thereto (including any appendices, exhibits, schedules, and supplements to the Plan that are contained in the Plan Supplement, which are incorporated herein by reference, in either present form or as may be further amended, restated, supplemented, or otherwise modified from time to time in accordance with the Bankruptcy Code and the Bankruptcy Rules, in each case reasonably acceptable to the Debtors and Required Consenting Creditors.
153.    “Plan Currency” means the mixture of Cash, New Senior Secured Debt, and New CIC Shares to be distributed to holders of Allowed Claims pursuant to the Plan.
154.    “Plan Supplement” means the compilation of documents and forms of documents, schedules and exhibits to the Plan to be filed by the Debtors and in each case reasonably acceptable to the Debtors and the Required Consenting Creditors (unless a party’s consent is not otherwise required in accordance with this Plan or the Restructuring Support Agreement, in which case such document(s) need not be reasonably satisfactory to such party), including any exhibits and appendices to the Plan to the extent not already appended and attached, to be filed by the Debtors no later than one (1) Business Day prior to the Plan objection deadline or such later date as may be approved by the Bankruptcy Court on notice to parties in interest, including the following, as applicable: (a) the New Senior Secured Debt Documents; (b) the Amended Organizational Documents; (c) a list of retained Causes of Action; (d) the Investor Rights

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Agreement; (e) the Subscription Agreement, and (f) a disclosure of the members of the New Board. The Debtors shall have the right to amend the documents contained in, and exhibits to, the Plan Supplement through the Effective Date subject to the Restructuring Support Agreement
155.    “Priority Non-Tax Claims” means any Claim accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than (a) an Administrative Expense Claim or (b) a Priority Tax Claim.
156.    “Priority Tax Claim” means any Claim of a governmental unit, as defined in section 101(27) of the Bankruptcy Code, of the kind specified in section 507(a)(8) of the Bankruptcy Code.
157.    “Private Placement” means the private placement pursuant to which the Private Placement Parties will commit to purchase (severally and not jointly) 88.0% (subject to dilution on account of the Management Incentive Plan and the Secured Debtholder Equity Distribution, if any) of the New CIC Shares, upon the terms and conditions set forth in the Subscription Agreement.
158.    “Private Placement Commitment” has the meaning ascribed to such term in Article V.C.
159.    “Private Placement Commitment Consideration” means Cash in the amount of $44,000,000, earned and payable to the Private Placement Parties pursuant to the Subscription Agreement, as may be adjusted pursuant to the terms of the Subscription Agreement.
160.    “Private Placement Documents” means, collectively, the documents necessary for effectuating the Private Placement.
161.    “Private Placement Parties” means those Persons who are party to the Subscription Agreement and who have agreed to purchase (severally and not jointly) New CIC Shares pursuant to the Private Placement in accordance with the terms of the Subscription Agreement (as such parties may be replaced or as additional parties may agree to be bound by the Subscription Agreement from time to time in accordance with the Subscription Agreement).
162.    “Pro Rata Share” means, as applicable, the proportion that an Allowed Claim or Allowed Interest in a particular Class bears to the aggregate amount of all Allowed Claims or Allowed Interests in that respective Class, or the proportion that all Allowed Claims or Allowed Interests in a particular Class bear to the aggregate amount of Allowed Claims or Allowed Interests in such Class and other Classes entitled to share in the same recovery under the Plan.
163.    “Professional” means an Entity: (a) employed in the Chapter 11 Cases pursuant to a Final Order in accordance with sections 327, 363, or 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Effective Date pursuant to (i) sections 327, 328, 329, 330, or 331 of the Bankruptcy Code or (ii) an order entered by the Bankruptcy Court authorizing such retention, or (b) for which compensation and reimbursement has been Allowed by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

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164.    “Proof of Claim” means any proof of Claim filed against any of the Debtors in the Chapter 11 Cases.
165.    “Reinstate,” “Reinstated” or “Reinstatement” means with respect to Claims and Interests, that the Claim or Interest shall be rendered not Impaired in accordance with section 1124 of the Bankruptcy Code.
166.    “Released Party” means each of the following solely in its capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) any statutory committee appointed in these Chapter 11 Cases; (d) Goldman (in all of its capacities under the Secured Term Loan Agreement, including without limitation, as Secured Term Loan Agent, and in all of its capacities under each of the Extended Unsecured Bridge Loan Agreement and the Two Year Equity Bridge Credit and Guaranty Agreement, including without limitation, as the predecessor administrative agent); (e) the Indenture Trustees; (f) the parties to the Restructuring Support Agreement (or any Joinder Agreement thereto); (g) members of the Secured Ad Hoc Group; (h) members of the Unsecured Ad Hoc Group; (i) the Private Placement Parties; (j) the Disbursing Agents; and (k) with respect to each of the foregoing Entities in clauses (a) through (j), such Entity and its current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, and assigns, subsidiaries, and each of their respective current and former equity holders, officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment advisors, investment bankers, investment managers, consultants, representatives, and other professionals, each solely in their capacity as such; provided, however, that any Person or Entity that is an Excluded Releasing Party shall not be a “Released Party”; provided, further, that notwithstanding anything to the contrary herein, none of the Cinven Parties shall be a Released Party under this Plan.
167.    “Releasing Party” means each of the following solely in its capacity as such: (a) Goldman (in its capacity as administrative agent and collateral agent under the Secured Term Loan Agreement); (b) the Indenture Trustees, (c) the parties to the Restructuring Support Agreement (or any Joinder Agreement thereto); (d) all holders of Impaired Claims other than the Excluded Releasing Parties; (e) all holders of Unimpaired Claims; (f) members of the Secured Ad Hoc Group; (g) members of the Unsecured Ad Hoc Group; and (h) with respect to the foregoing Entities in clauses (a) and (g), such Entity and its current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, and assigns, subsidiaries, and each of their respective current and former equity holders, officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment advisors, investment bankers, investment managers, consultants, representatives, and other professionals, each solely in their capacity as such. To the extent a Person or Entity is an Excluded Releasing Party with respect to one or more Claims or Interests but is a Releasing Party with respect to one or more Claims or Interests, then such Person or Entity shall be a Releasing Party with respect to all Claims and Interests.

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168.    “Reorganized” means, with respect to the Debtors, any Debtor or any successor thereto, by merger, consolidation or otherwise, on or after the Effective Date.
169.    “Required Consenting Creditors” means each of the Majority Initial Consenting Secured Debtholders and the Majority Initial Consenting Unsecured Debtholders.
170.    “Restructuring Expenses” means, (a) subject to the terms of the Restructuring Support Agreement, as applicable: (i) the reasonable and documented fees and expenses of the Initial Consenting Creditors Advisors, in each case pursuant to the terms and conditions of applicable fee arrangements entered into by CIC and the respective advisor; (ii) the Indenture Trustees’ Fees and Expenses; (iii) the Agents’ Fees and Expenses; (iv) the reasonable and documented fees, expenses, and disbursements payable (including, without limitation, the reasonable and documented fees, expenses, and disbursements of the counsel, advisors, or agents) to the Swing Line Lender (as defined in the Secured Term Loan Agreement) and the L/C Issuers pursuant to the terms of the Secured Term Loan Agreement, provided that any amounts payable to the L/C Issuers as Restructuring Expenses shall be in addition to, and without limitation of, any L/C Issuer’s rights to payment of fees and expenses pursuant to Article V.J of this Plan, Section 2.3(j) of the Secured Term Loan Agreement, the Limited Consent, and any other applicable Credit Documents; and (v) the reasonable and documented fees, expenses, and disbursements of the Secured Swap Lender pursuant to the terms of the Swap Agreement, including, without limitation, the reasonable and documented fees, expenses, and disbursements of the counsel, advisors, or agents reasonably retained or utilized by the Secured Swap Lender.
171.    “Restructuring Support Agreement” means that certain Restructuring Support Agreement, dated as of May 1, 2018, by and among the Debtors and the parties listed thereon (or that executed joinder agreements thereto), annexed to the Plan as Exhibit A, including all exhibits, appendices, schedules or annexes thereto, as may be amended in accordance with its terms.
172.    “Restructuring Transactions” shall have the meaning set forth in Article V.D.
173.    “Revolving Lender” has the meaning ascribed to such term in the Secured Term Loan Agreement.
174.    “Section 510(b) Claim” means any Claim against any Debtor that is subject to section 510(b) of the Bankruptcy Code, including, for the avoidance of doubt, the Existing Equity Class Action Claims.
175.    “Secured” means, when referring to a Claim: (a) secured by a Lien on property in which the applicable Estate has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a court order, or that is subject to setoff pursuant to section 553 of the Bankruptcy Code, in each case, to the extent of the value of the creditor’s interest in such Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code, or (b) otherwise Allowed pursuant to the Plan as a Claim that is Secured.
176.    “Secured Ad Hoc Group” means the ad hoc group of holders of Concordia’s secured debt, represented by White & Case LLP and Osler, Hoskin & Harcourt LLP.

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177.    “Secured Debt” means, collectively, the debt outstanding under the Secured Debt Documents.
178.    “Secured Debt Claim” means a Claim arising under or in connection with the Secured Debt Documents; provided, that the total principal amount of the Secured Debt Claim pursuant to the Swap Agreement shall be $114,431,046.00.
179.    “Secured Debt Documents” means, collectively, (i) the Secured Term Loan Agreement; (ii) the 9.00% Secured Notes Indenture; (iii) the Swap Agreement; (iv) the Subordinated Promissory Note; and (v) all related documentation, including, without limitation, all guarantee and security documentation and any intercreditor or subordination agreements, related to the foregoing.
180.    “Secured Debtholder Equity Distribution” means the aggregate amount of New CIC Shares, subject to dilution on account of the Management Incentive Plan, that, as of the Effective Date, equals an amount reasonably determined by the Majority Private Placement Parties, which shall in no case exceed 0.35% of the New CIC Shares issued and outstanding on the Effective Date, which shall be distributed to the Secured Debtholders unless otherwise agreed by the Majority Private Placement Parties.
181.    “Secured Debtholder Pro Rata Share” means the percentage that the principal amount of Secured Debt held by a Secured Debtholder bears to the aggregate principal amount of all Secured Debt as of the Distribution Record Date (in each case, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums, or other similar premiums as of the Petition Date), provided that for the purposes of determining the Secured Debtholder Pro Rata Share, all Secured Debt denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date.
182.    “Secured Debtholders” means, collectively, the holders of the Secured Debt, in their capacity as such.
183.    “Secured Swap Lender” means Goldman Sachs International, the swap provider under the Swap Agreement, and any permitted assignee.
184.    “Secured Term Loan” means the secured term loans issued and outstanding pursuant to the Secured Term Loan Agreement
185.    “Secured Term Loan Agent” means Goldman, in its capacity as Administrative and Collateral Agent under the Secured Term Loan Agreement.
186.    “Secured Term Loan Agreement” means the Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, CIC, the guarantors party thereto, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders and other parties thereto, as amended, modified and/or supplemented from time to time.
187.    “Securities Act” means the Securities Act of 1933, as amended.

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188.    “Solicitation Materials” means, collectively, the solicitation materials with respect to the Plan.
189.    “Subordinated Promissory Note” means the Non-Negotiable Subordinated Secured Promissory Note made by Concordia Healthcare Inc. (n/k/a CIC) in favor of Guillermo Herrera, dated December 20, 2013; provided, that any distributions received under the Plan on account of the Subordinated Promissory Note shall be subject to the terms of the Subordination and Postponement Agreement and the Secured Debt Documents.
190.    “Subordination and Postponement Agreement” means, the Subordination and Postponement Agreement, dated as of October 14, 2015, by and among Goldman, Guillermo Herrera, and Concordia Healthcare Inc. (n/k/a CIC).
191.    “Subscription Agreement” means that certain Subscription Agreement, dated May 1, 2018, by and among CIC, Concordia Healthcare (Canada) Limited, the Subsidiary Guarantors, and the Private Placement Parties, as may be amended or modified from time to time in accordance with its terms.
192.    “Subsidiary Guarantors” means, collectively, Concordia Laboratories Inc., S.a.R.L., Concordia Pharmaceuticals Inc., S.a.R.L.,     Concordia Investments (Jersey) Limited, Concordia Financing (Jersey) Limited, Amdipharm Holdings S.a.R.L., Amdipharm AG, Amdipharm B.V., Amdipharm Limited, Amdipharm Mercury Holdco UK Limited, Amdipharm Mercury UK Ltd., Concordia Holdings (Jersey) Limited, Amdipharm Mercury International Limited, Concordia Investment Holdings (UK) Limited, Mercury Pharma Group Limited, Concordia International Rx (UK) Limited, Abcur AB, Mercury Pharmaceuticals Limited, Focus Pharma Holdings Limited, Focus Pharmaceuticals Limited, Mercury Pharma (Generics) Limited, Mercury Pharmaceuticals (Ireland) Limited and Mercury Pharma International Limited.
193.    “Successor Agent Agreement” means the Successor Agent Agreement, dated as of November 7, 2017, by and among the Extended Unsecured Bridge Loan Agent, Goldman, CIC, and the lenders party thereto.
194.    “Swap Agreement” means, collectively, (i) the International Swaps and Derivatives Association 2002 Master Agreement dated as of August 15, 2016 (as amended or supplemented, together with all schedules, annexes, and exhibits thereto), between Goldman Sachs International and CIJL (the “ISDA”); (ii) the Swap Confirmations entered into as of August 17, 2016 and November 8, 2016 between Goldman Sachs International and CIJL in accordance with the ISDA, as amended, modified, and/or supplemented from time to time; and (iii) the Secured Swap Settlement Agreement entered into as of November 25, 2017 between Goldman Sachs International and CIC, as amended, modified, and/or supplemented from time to time. For purposes of this Plan, the aggregate principal amount of Secured Debt Claims pursuant to the Swap Agreement shall be $114,431,046.00.
195.    “Third-Party Release” means the releases set forth in Article VIII.C of the Plan.
196.    “TSX” means the Toronto Stock Exchange.

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197.    “Two Year Equity Bridge Credit and Guaranty Agreement” means the Two Year Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, CIC (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, the administrative agent, and the lenders from time to time party thereto, as amended, modified and/or supplemented from time to time.
198.    “Unexpired Lease” means a lease to which any of the Debtors are a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.
199.    “Unimpaired” means any Claim or Interest that is not designated as Impaired.
200.    “Unsecured Ad Hoc Group” means the ad hoc group of holders of Concordia’s unsecured debt, represented by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Ashurst LLP, Bennett Jones LLP.
201.    “Unsecured Debt” means, collectively, the debt outstanding under the Unsecured Debt Documents.
202.    “Unsecured Debt Claims” means, collectively, the 7.00% Unsecured Notes Claims, the 9.50% Unsecured Notes Claims, and any Claims arising under or in connection with the Extended Unsecured Bridge Loan Agreement.
203.     “Unsecured Debt Documents” means, collectively: (i) the 7.00% Unsecured Notes Indenture; (ii) the 9.50% Unsecured Notes Indenture; (iii) the Extended Unsecured Bridge Loan Agreement; and (iv) all related documentation, including, without limitation, all guarantee documentation, related to the foregoing.
204.    “Unsecured Debtholders” means, collectively, the holders of the Unsecured Debt, in their capacity as such.
205.    “U.S. Dollars” or “$” means the lawful currency of the United States of America.
206.    “U.S. Trustee” means the United States Trustee for the Southern District of New York.
207.    “USD New Senior Secured Term Loans” means the New Senior Secured Term Loans denominated in U.S. Dollars, in an amount as determined by Concordia with the consent of the Required Consenting Creditors and the Majority Private Placement Parties.
208.    “Voting Deadline” means 5:00 p.m. (prevailing Eastern time) on June 15, 2018, or such other date as may be agreed upon by CIC and the Required Consenting Creditors.
B.    Rules of Interpretation; Application of Definitions and Rules of Construction
Unless otherwise specified, all section or exhibit references in the Plan are to the respective section in, or exhibit to, the Plan, as the same may be amended, waived, or modified from time to time. The words “herein,” “hereof,” “hereto,” “hereunder,” and other words of similar import refer to the Plan as a whole and not to any particular section, subsection, or clause

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contained therein. The headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions hereof. For purposes herein: (1) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neutral gender shall include the masculine, feminine, and the neutral gender; (2) any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (3) unless otherwise specified, all references herein to “Articles” or “Sections” are references to Articles or Sections hereof or hereto; (4) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (5) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be; and (6) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, and shall be deemed to be followed by the words “without limitation.”
C.    Governing Law
Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated, the laws of the State of New York, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction and implementation of the Plan, any agreements, documents, instruments or contracts executed or entered into in connection with the Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control); provided, however, that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, shall be governed by the laws of the jurisdiction of incorporation of the Debtors or Reorganized Debtors, as applicable.
D.    Reference to Monetary Figures
All references in the Plan to monetary figures shall refer to the legal tender of the United States of America, unless otherwise expressly provided.
E.    Computation of Time
Unless otherwise specifically stated herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein. If the date on which a transaction may occur pursuant to the Plan shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day.

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ARTICLE II

ADMINISTRATIVE EXPENSE CLAIMS, FEE CLAIMS, AND PRIORITY CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III and shall have the following treatment:

A.    Administrative Expense Claims

Except to the extent that a holder of an Allowed Administrative Expense Claim agrees to different treatment, each holder of an Allowed Administrative Expense Claim (other than an Administrative Expense Claim that is a Fee Claim) shall receive, in full and final satisfaction, settlement, release, and discharge of and exchange for such Claim, Cash in an amount equal to such Allowed Administrative Expense Claim on, or as soon thereafter as is reasonably practicable, the later of (a) the Effective Date and (b) the first Business Day after the date that is thirty (30) calendar days after the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim; provided, however, that Restructuring Expenses invoiced prior to the Effective Date shall be paid on or before the Effective Date in accordance with Article V.S hereof; provided, further, that Allowed Administrative Expense Claims (other than Fee Claims) representing liabilities incurred in the ordinary course of business by the Debtors, as Debtors in Possession, shall be paid by the Debtors or the Reorganized Debtors in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any course of dealing or agreements governing, instruments evidencing, or other documents relating to such transactions. All statutory fees due and payable under 28 U.S.C. § 1930(a) prior to the Effective Date shall be paid by the Debtors. On and after the Effective Date, the Reorganized Debtors shall pay any and all such fees when due and payable, and shall file with the Bankruptcy Court quarterly reports in a form reasonably acceptable to the U.S. Trustee. Each Debtor shall remain obligated to pay quarterly fees to the U.S. Trustee until the earliest of that particular Debtor’s case being closed, dismissed, or converted to a case under Chapter 7 of the Bankruptcy Code. Except as otherwise provided in the Plan, nothing under the Plan will affect the Debtors’ rights in respect of any Administrative Expense Claims, including all rights in respect of legal and equitable defenses to or setoffs or recoupments against any such Administrative Expense Claims, including the right to Cure any arrearages or defaults that may exist with respect to contracts to be assumed under the Plan.
B.    Fee Claims

1.	Final Fee Applications
All requests for compensation or reimbursement of Fee Claims pursuant to final fee applications shall be filed and served on the Reorganized Debtors, counsel to the Reorganized Debtors, the U.S. Trustee, and such other entities who are designated by the Bankruptcy Rules, the Confirmation Order, or other order of the Bankruptcy Court, no later than sixty (60) days after the Effective Date, unless otherwise agreed by the Debtors or the Reorganized Debtors, as applicable. Holders of Fee Claims that are required to file and serve applications for final allowance of their Fee Claims that do not file and serve such applications by the required

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deadline shall be forever barred from asserting such Claims against the Debtors, Reorganized Debtors, or their respective properties, and such Fee Claims shall be deemed discharged as of the Effective Date. Objections to any Fee Claims must be filed and served on the Reorganized Debtors, counsel to the Reorganized Debtors, and the requesting party no later than thirty (30) days after the filing of the final applications for compensation or reimbursement (unless otherwise agreed by the party requesting compensation of a Fee Claim).

2.	Fee Claims Escrow Account
On the Effective Date, the Reorganized Debtors shall establish the Fee Claims Escrow Account in an amount equal to all Fee Claims of Professionals outstanding as of the Effective Date. The Fee Claims Escrow Account may be an interest-bearing account. Amounts held in the Fee Claims Escrow Account shall not constitute property of the Reorganized Debtors; however, in the event there is a remaining balance in the Fee Claims Escrow Account following payment to all holders of Allowed Fee Claims under the Plan, any such amounts shall be returned to the Reorganized Debtors

3.	Post-Confirmation Date Fees and Expenses
The Debtors or the Reorganized Debtors shall pay in Cash the reasonable legal, professional, or other fees and expenses incurred by the Debtors’ Professionals on and after the Confirmation Date, in the ordinary course of business, and without any further notice to or action, order, or approval of the Bankruptcy Court, provided, however, that (i) the Debtors’ Professionals shall promptly submit all invoices for such fees and expenses to the Initial Consenting Creditors Advisors and (ii) the Required Consenting Creditors shall have ten (10) days to object to such fees and expenses prior to payment of such fees and expenses and any such objection shall be subject to adjudication by the Bankruptcy Court (to the extent unable to be resolved consensually) in order to assess the reasonableness of the fees and/or expenses subject to dispute. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and Professionals may be employed and paid in the ordinary course of business without any further notice to, or action, order, or approval of, the Bankruptcy Court.
C.    Priority Tax Claims
Except to the extent that a holder of an Allowed Priority Tax Claim agrees to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code and, for the avoidance of doubt, holders of Allowed Priority Tax Claims will receive interest on such Allowed Priority Tax Claims after the Effective Date in accordance with sections 511 and 1129(a)(9)(C) of the Bankruptcy Code. To the extent any Allowed Priority Tax Claim is not due and owing on the Effective Date, such Claim shall be paid in accordance with the terms of any agreement between the Debtors and the holder of such Claim, or as may be due and payable under applicable non-bankruptcy law, or in the ordinary course of business.

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ARTICLE III
CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS
A.    Classification in General
A Claim or Interest is placed in a particular Class for all purposes, including voting, confirmation, and distribution under the Plan and under sections 1122 and 1123(a)(1) of the Bankruptcy Code; provided that a Claim or Interest is placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest in that Class and such Allowed Claim or Allowed Interest has not been satisfied, released, or otherwise settled prior to the Effective Date.
B.    Summary of Classification
The following table designates the Classes of Claims against and Interests in each of the Debtors and specifies which of those Classes are (a) Impaired or Unimpaired by the Plan, (b) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code, and (c) deemed to accept or reject the Plan. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims, Fee Claims, and Priority Tax Claims have not been classified. The classification of Claims and Interests set forth herein shall apply separately to each of the Debtors. All of the potential Classes for the Debtors are set forth herein. Certain of the Debtors may not have holders of Claims or Interests in a particular Class or Classes, and such Classes shall be treated as set forth in Article III.C of the Plan.

Class	Designation	Treatment	Entitled to Vote
1	Priority Non-Tax Claims	Unimpaired	No (Presumed to accept)
2	Other Secured Claims	Unimpaired	No (Presumed to accept)
3	Secured Debt Claims	Impaired	Yes
4	Unsecured Debt Claims	Impaired	Yes
5	General Unsecured Claims	Unimpaired	No (Presumed to accept)
6	Intercompany Claims	Impaired / Unimpaired	Not Entitled to Vote
7	Intercompany Equity Interests	Impaired / Unimpaired	Not Entitled to Vote
8	CIC Equity Interests	Impaired	No (Deemed to reject)
C.    Treatment of Claims and Interests

1.	Class 1 – Priority Non-Tax Claims.
a.    Impairment and Voting. Class 1 is Unimpaired by the Plan. Each holder of an Allowed Priority Non-Tax Claim is not entitled to vote to accept or reject the Plan and shall be conclusively presumed to have accepted the Plan pursuant to 1126(f) of the Bankruptcy Code.
b.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, unless the holder of a Priority Non-Tax Claim and the Debtors agree to less favorable

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treatment, in full and final satisfaction, settlement, release, and discharge of and exchange for each Allowed Priority Non-Tax Claim, each holder of an Allowed Priority Non-Tax Claim shall either (i) have its Priority Non-Tax Claim Reinstated and rendered Unimpaired, or (ii) receive payment in Cash in an amount equal to such Allowed Priority Non-Tax Claim as soon as practicable after the later of (i) the Effective Date and (ii) thirty (30) days after the date when such Priority Non-Tax Claim becomes an Allowed Priority Non-Tax Claim.

2.	Class 2 – Other Secured Claims.
a.    Impairment and Voting. Class 2 is Unimpaired by the Plan. Each holder of an Allowed Other Secured Claim is not entitled to vote to accept or reject the Plan and shall be conclusively presumed to have accepted the Plan pursuant to 1126(f) of the Bankruptcy Code.
b.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that a holder of an Allowed Other Secured Claim and the Debtors agree to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and exchange for each Allowed Other Secured Claim, each holder of an Allowed Other Secured Claim shall: (i) have its Allowed Other Secured Claim Reinstated and rendered Unimpaired, (ii) receive Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim, if such interest is required to be paid pursuant to sections 506(b) and/or 1129(a)(9) of the Bankruptcy Code, as soon as practicable after the later of (a) the Effective Date, and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim, or (iii) receive the Collateral securing its Allowed Other Secured Claim as soon as practicable after the later of (a) the Effective Date and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim.

3.	Class 3 – Secured Debt Claims.
a.    Allowance. The Secured Debt Claims are Allowed Claims in the aggregate amount of all outstanding principal, interest and other obligations due under the Secured Term Loan Agreement, the 9.00% Secured Notes Indenture, the Swap Agreement, and subject to the Subordination and Postponement Agreement and the Secured Debt Documents, the Subordinated Promissory Note, including those arising after the Petition Date (in each case, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums, or other similar premiums as of the Petition Date).
b.    Impairment and Voting. Class 3 is Impaired by the Plan. Each holder of an Allowed Secured Debt Claim is entitled to vote to accept or reject the Plan.
c.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that a holder of an Allowed Secured Debt Claim and the Debtors agree to less favorable treatment, each holder of an Allowed Secured Debt Claim shall receive, in full and final satisfaction, settlement, release, and discharge of and in exchange for such Allowed Secured Debt Claim:

(i)	its Pro Rata Share of (a) Cash in an amount equal to $500,000,000.00 in the aggregate and (b) Cash in an amount equal to 5% of the principal

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amount of the Secured Debt Claims (in each case, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums, or other similar premiums as of the Petition Date) (collectively, the “Cash Pay-Down”);

(ii)
its Pro Rata Share of the aggregate amount of accrued and unpaid interest (calculated as if such interest has accrued through the Effective Date at the contractual non-default rate, if any, as of the Petition Date under the applicable Secured Debt Document and excluding any compound interest) outstanding under the Secured Term Loan Agreement, the 9.00% Secured Notes Indenture, the Swap Agreement, and/or subject to the Subordination and Postponement Agreement and the Secured Debt Documents, the Subordinated Promissory Note, to the extent applicable to such holder’s Claim and to the extent not previously paid; for the avoidance of doubt, (a) holders of Claims arising under the Secured Term Loan Agreement shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest calculated as if such interest has accrued through the Effective Date at the contract non-default rate as of the Petition Date provided for in the Secured Term Loan Agreement and excluding any compound interest, (b) holders of Claims arising under the 9.00% Secured Notes Indenture shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest calculated as if such interest has accrued through the Effective Date at the contract non-default rate as of the Petition Date provided for in the 9.00% Secured Notes Indenture and excluding any compound interest, (c) holders of claims arising under the Swap Agreement shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest calculated as if such interest has accrued through the Effective Date at the contract non-default rate as of the Petition Date provided for in the Swap Agreement and excluding any compound interest, and (d) subject to the Subordination and Postponement Agreement and the Secured Debt Documents, holders of claims arising under the Subordinated Promissory Note shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest, if any, calculated as if such interest has accrued through the Effective Date at the contract rate provided for in the Subordinated Promissory Note and excluding any compound interest, if any;

(iii)
(a) a holder of a Secured Debt Claim arising under or in connection with the Secured Term Loan Agreement, the Swap Agreement, or subject to the Subordination and Postponement Agreement and the Secured Debt Documents, the Subordinated Promissory Note (each a “New Senior Secured Term Loans Eligible Claim”) shall receive its Pro Rata Share of the New Senior Secured Debt in the form of the New Senior Secured Term Loans and/or the New Senior Secured Notes, subject to the allocations and election process set forth in Article V.F herein; and (b) a holder of a Secured Debt Claim arising under or in connection with the 9.00% Secured Notes Indenture shall receive its Pro Rata Share of the

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New Senior Secured Notes, subject to the allocations and election process set forth in Article V.F herein; and

(iv)
subject to the consent of the Majority Private Placement Parties in order to effectuate the Restructuring Transactions in accordance with the Restructuring Support Agreement, its Pro Rata Share of the Secured Debtholder Equity Distribution.

4.	Class 4– Unsecured Debt Claims.
a.    Allowance. The Unsecured Debt Claims are Allowed Claims in the aggregate amount of all outstanding principal and interest and other obligations due under the 7.00% Unsecured Notes Indenture, the 9.50% Unsecured Notes Indenture, and the Extended Unsecured Bridge Loan Agreement, including those arising after the Petition Date.
b.    Impairment and Voting. Class 4 is Impaired by the Plan. Each holder of an Allowed Unsecured Debt Claim is entitled to vote to accept or reject the Plan.
c.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that the holder of such Allowed Unsecured Debt Claim and the Debtors agree to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Unsecured Debt Claim, each holder of an Allowed Unsecured Debt Claim shall receive its Pro Rata Share of 12% of the New CIC Shares as of the Effective Date, subject to dilution on account of the Management Incentive Plan and the Secured Debtholder Equity Distribution (if any).

5.	Class 5 – General Unsecured Claims.
a.    Impairment and Voting. Class 5 is Unimpaired by the Plan. Each holder of an Allowed General Unsecured Claim is not entitled to vote to accept or reject the Plan and shall be conclusively presumed to have accepted the Plan pursuant to 1126(f) of the Bankruptcy Code.
b.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that the holder of such Allowed General Unsecured Claim and the Debtors agree to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and exchange for each Allowed General Unsecured Claim, each holder of an Allowed General Unsecured Claim shall either (i) have its Allowed General Unsecured Claim Reinstated and rendered Unimpaired, or (ii) receive Cash in an amount equal to such Allowed General Unsecured Claim.

6.	Class 6 – Intercompany Claims.
a.    Impairment and Voting. Class 6 is either (1) Unimpaired by the Plan, in which case the holders of such Allowed Intercompany Claims in Class 6 shall be conclusively presumed to have accepted the Plan pursuant to 1126(f) of the Bankruptcy Code, or (2) Impaired by the Plan and not receiving any distribution, in which case the holders of such Allowed Intercompany Claims in Class 6 are conclusively deemed to have rejected the Plan pursuant

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to 1126(g) of the Bankruptcy Code. Therefore, each holder of an Allowed Intercompany Claim in Class 6 will not be entitled to vote to accept or reject the Plan.
b.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that a holder of an Intercompany Claim and the Debtors agree to less favorable treatment, each holder of an Intercompany Claim shall either have its Claim Reinstated and rendered Unimpaired or cancelled and rendered Impaired in the Debtors’ discretion, with the consent of the Majority Private Placement Parties. On and after the Effective Date, the Debtors and the Reorganized Debtors will be permitted to transfer funds between and among themselves as they determine to be necessary or appropriate to enable the Reorganized Debtors to satisfy their obligations under the Plan. Except as set forth herein, any changes to intercompany account balances resulting from such transfers will be accounted for and settled in accordance with the Debtors’ historical intercompany account settlement practices.

7.	Class 7 – Intercompany Equity Interests.
a.    Impairment and Voting. Class 7 is either (1) Unimpaired by the Plan, in which case the holders of such Allowed Intercompany Equity Interests in Class 7 shall be conclusively presumed to have accepted the Plan pursuant to 1126(f) of the Bankruptcy Code, or (2) Impaired by the Plan and not receiving any distribution, in which case the holders of such Allowed Intercompany Equity Interests in Class 7 are conclusively deemed to have rejected the Plan pursuant to 1126(g) of the Bankruptcy Code. Therefore, each holder of an Allowed Intercompany Equity Interest in Class 7 will not be entitled to vote to accept or reject the Plan.
b.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that a holder of an Intercompany Equity Interest and the Debtors agree to less favorable treatment, all Allowed Intercompany Equity Interests shall either be Reinstated and rendered Unimpaired or cancelled and rendered Impaired in the Debtors’ discretion, with the consent of the Majority Private Placement Parties. To the extent Reinstated, the Intercompany Equity Interests are Unimpaired solely to preserve the Debtors’ corporate structure and holders of those Interests shall not otherwise receive or retain any property on account of such Interests. Further, to the extent Reinstated, the Intercompany Equity Interests shall be Reinstated for the ultimate benefit of the holders of the New CIC Shares, and in exchange for the Debtors’ and Reorganized Debtors’ agreement under the Plan to make certain distributions to the holders of Allowed Claims. For the avoidance of doubt, subject to the Restructuring Transactions, to the extent Reinstated pursuant to the Plan, on and after the Effective Date, all Intercompany Equity Interests shall be owned by the same Reorganized Debtor that corresponds with the Debtor that owned such Intercompany Equity Interests prior to the Effective Date.

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8.	Class 8 – CIC Equity Interests.
a.    Impairment and Voting. Class 8 is Impaired by the Plan. Notwithstanding the foregoing, each holder of a CIC Equity Interest is conclusively deemed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.
b.    Distribution. On the Effective Date, CIC Equity Interests shall be cancelled and discharged and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and holders of CIC Equity Interests shall receive no distribution on account of such CIC Equity Interests.
D.    Special Provision Governing Unimpaired Claims
Except as otherwise provided in the Plan, nothing under the Plan will affect the Debtors’ rights in respect of any Unimpaired Claims, including all rights in respect of legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claims, including the right to Cure any arrearages or defaults that may exist with respect to contracts to be assumed under the Plan.
ARTICLE IV

ACCEPTANCE REQUIREMENTS; EFFECT OF REJECTION BY ONE OR MORE CLASSES OF CLAIMS
A.    Impaired Classes to Vote on Plan
Each holder of a Claim or Interest in an Impaired Class, not otherwise deemed to have rejected the Plan, shall be entitled to vote separately to accept or reject the Plan. The Claims included in Classes 3 and 4 are Impaired and entitled to vote to accept or reject the Plan. By operation of law, Classes 1, 2, 5, 6, and 7 are deemed to have accepted the Plan and are not entitled to vote, and Class 8 is deemed to have rejected the Plan and is not entitled to vote.
B.    Acceptance by Class of Creditors
An Impaired Class of holders of Claims shall have accepted the Plan if the Plan is accepted by at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of the Allowed Claims of such Class that have voted to accept or reject the Plan.
C.    Cramdown
The Debtors intend to undertake to have the Bankruptcy Court confirm the Plan pursuant to section 1129(b) of the Bankruptcy Code because Class 8 (CIC Equity Interests) is Impaired and deemed to reject the Plan. In the event that any Impaired Class of Claims fails to accept the Plan in accordance with section 1129(a) of the Bankruptcy Code, the Debtors reserve the right to request that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy Code as to such Class.

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ARTICLE V

MEANS FOR IMPLEMENTATION OF THE PLAN
A.    Non-Substantive Consolidation
On the Effective Date, the Debtors’ Estates shall not be deemed to be consolidated for purposes of the Plan. The Plan constitutes a separate plan proposed by each Debtor within the meaning of section 1121 of the Bankruptcy Code. Any Claims against one or more of the of the Debtors based upon a guaranty, indemnity, co-signature, surety, or otherwise, of Claims against another Debtor shall be treated as separate and distinct Claims against the Estates of the respective Debtors and shall be entitled to the treatment provided for under the Plan’s provisions concerning distributions.
B.    Operations Between the Confirmation Date and Effective Date
During the period from the Confirmation Date through and until the Effective Date, the Debtors may continue to operate their businesses as Debtors in Possession.
C.    Private Placement
On the Effective Date, the Debtors shall consummate the Private Placement pursuant to the Subscription Agreement and Private Placement Documents. Pursuant to the Private Placement, the Private Placement Parties shall be obligated to purchase (severally and not jointly), in the aggregate, 88.0% (subject to dilution on account of the Management Incentive Plan and the Secured Debtholder Equity Distribution, if any) of the New CIC Shares for an aggregate purchase price of $586.5 million, on the terms and conditions set forth in the Subscription Agreement. The respective amount of the Private Placement that each Private Placement Party agrees to subscribe for shall be set out in the Subscription Agreement (each, a “Private Placement Commitment,” and collectively, the “Private Placement Commitments”). Subject to and in accordance with the Subscription Agreement, as consideration for the Private Placement Parties’ respective Private Placement Commitment, each Private Placement Party shall earn upon the execution of the Subscription Agreement and shall be entitled to receive, on the Effective Date or as otherwise provided in the Subscription Agreement, its Pro Rata Share (based on its Private Placement Commitment) of the Private Placement Commitment Consideration.
For the avoidance of doubt, any New CIC Shares purchased by the Private Placement Parties pursuant to the Subscription Agreement shall be solely on account of the new money provided in the Private Placement and not on account of any purchaser’s Secured Debt Claims or Unsecured Debt Claims.
D.    Restructuring Transactions
On or as soon as reasonably practicable after the Effective Date, the Reorganized Debtors, in each case, shall take such actions as may be or become necessary or appropriate to effectuate any transaction described in, approved by, contemplated by, or necessary to effectuate, the Plan (the “Restructuring Transactions”), in each case subject to the terms and conditions of

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the Restructuring Support Agreement and the Subscription Agreement, including (i) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, financing, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of the Plan, Plan Supplement, and Definitive Documents that satisfy the applicable requirements of applicable law and any other terms to which the applicable parties agree, (ii) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan, Plan Supplement, and Definitive Documents, (iii) the filing of the Amended Organizational Documents, and other appropriate certificates or articles of reincorporation, merger, consolidation, conversion, or dissolution pursuant to the law of the applicable jurisdiction, (iv) the execution and delivery of the documents included in the Plan Supplement or contemplated by the Restructuring Support Agreement, as applicable, including but not limited to, the New Senior Secured Debt Documents and the Exit Revolver Documents, (v) the issuance of securities, all of which shall be authorized and approved in all respects in each case without further action being required under applicable law, regulation, order, or rule, (vi) such other transactions that are required to effectuate the Restructuring Transactions in the most tax efficient manner, including mergers, consolidations, restructurings, conversions, dispositions, transfers, formations, organizations, dissolutions or liquidations, and (vii) all other actions that the Reorganized Debtors, the Required Consenting Creditors, and/or the Majority Private Placement Parties (as applicable in light of such parties respective rights under the Restructuring Support Agreement) determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law, subject, in each case, to the Amended Organizational Documents.
In connection with the distributions provided under this Plan, all consideration payable to the Secured Swap Lender in consideration for the full and final settlement of its Secured Debt Claim under the Swap Agreement shall be paid by CIC for and on behalf of CIJL.
Without limiting the foregoing, on the Effective Date, the following Restructuring Transactions shall be effectuated:
(i)    Exit Revolver and New Senior Secured Debt. Except as expressly set forth in Article V.E and Article V.F below, the Debtors obligations under the Secured Term Loan Agreement, the 9.00% Secured Notes Indenture, the Swap Agreement, and the Subordinated Promissory Note shall be discharged, and the Reorganized Debtors shall enter into the Exit Revolver (as defined below) and the New Senior Secured Debt, as set forth below in Article V.E and Article V.F of the Plan, respectively.
(ii)    Equitization of Unsecured Debt. The Debtors or Reorganized Debtors shall distribute 12% of the New CIC Shares to the holders of Unsecured Debt Claims (subject to dilution on account of the Management Incentive Plan and the Secured Debtholder Equity Distribution) and the Unsecured Debt shall be cancelled (subject to Article V.J) and all of the Debtors’ obligations under the Unsecured Debt Documents shall be discharged.

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E.    Exit Revolver
On or around the Effective Date, the Reorganized Debtors shall enter into the Exit Revolver Agreement and any other documents necessary or appropriate to satisfy the conditions to the effectiveness of the Exit Revolver. Upon Confirmation of the Plan, the Debtors shall be authorized, without the need for any further corporate action or without further action by the Debtors or Reorganized Debtors, as applicable, to enter into, and perform under, the Exit Revolver Agreement and any other documents or instruments necessary or appropriate to satisfy the conditions to effectiveness of the Exit Revolver. The Exit Revolver shall have the benefit of substantially the same guarantees and security as the New Senior Secured Debt.
Confirmation of the Plan shall be deemed approval of the Exit Revolver and the Exit Revolver Documents, as applicable, and all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein, and authorization of the Reorganized Debtors to enter into and execute the Exit Revolver Documents as may be required to effectuate the treatment afforded by the Exit Revolver. On the Effective Date, all of the Liens and security interests to be granted in accordance with the Exit Revolver Documents (a) shall be deemed to be granted, (b) shall be legal, binding, and enforceable Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the Exit Revolver Documents, (c) shall be deemed perfected on the Effective Date, subject only to such Liens and security interests as may be permitted under the Exit Revolver Documents, and (d) shall not be subject to recharacterization or equitable subordination for any purposes whatsoever and shall not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any applicable non-bankruptcy law. The Reorganized Debtors and the persons and entities granted such Liens and security interests shall be authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such Liens and security interests under the provisions of the applicable state, federal, or other law that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.
F.    New Senior Secured Debt
1. New Senior Secured Term Loans and New Senior Secured Notes
On the Effective Date the Reorganized Debtors shall enter into New Senior Secured Debt Documents, which will set forth the terms of the New Senior Secured Debt. Confirmation of the Plan shall be deemed approval of the New Senior Secured Debt and the New Senior Secured Debt Documents, as applicable, and all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein, and authorization of the Reorganized Debtors to enter into and execute the New Senior Secured Debt Documents and such other documents as may be required to effectuate the

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treatment afforded by the New Senior Secured Debt. On the Effective Date, all of the Liens and security interests to be granted in accordance with the New Senior Secured Debt Documents (a) shall be deemed to be granted, (b) shall be legal, binding, and enforceable Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the New Senior Secured Debt Documents, (c) shall be deemed perfected on the Effective Date, subject only to such Liens and security interests as may be permitted under the New Senior Secured Debt Documents, and (d) shall not be subject to recharacterization or equitable subordination for any purposes whatsoever and shall not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any applicable non-bankruptcy law. The Reorganized Debtors and the persons and entities granted such Liens and security interests shall be authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such Liens and security interests under the provisions of the applicable state, federal, or other law that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.
2. New Senior Secured Notes Election
In connection with the distributions afforded under this Plan to the holders of Class 3 Claims (Secured Debt Claims), the Pro Rata Share of the New Senior Secured Debt distributed to such holders shall be subject to the right of certain holders of Class 3 Claims that hold Claims arising under the Secured Term Loan Agreement to elect, on or prior to the Voting Deadline, to receive all or a portion of its Pro Rata Share of the New Senior Secured Debt in the form of New Senior Secured Notes rather than the New Senior Secured Term Loans (the “New Senior Secured Notes Election”); provided, however, that the aggregate principal amount of the New Senior Secured Notes distributed in connection with such election shall not exceed the amount (“New Senior Secured Notes Allocation Amount”) equal to $300 million less the principal amount of the New Senior Secured Notes allocated to the holders of Allowed 9.00% Secured Notes Claims.
In the event the New Senior Secured Notes become oversubscribed by holders of Secured Debt Claims that hold Claims arising under the Secured Term Loan Agreement (the “Class 3 Electors”) pursuant to the New Senior Secured Notes Election (such that the elections of the Class 3 Electors total more than the New Senior Secured Notes Allocation Amount), such Class 3 Electors shall be deemed to have made a partial election for the New Senior Secured Term Loans (on a pro-rata basis based on the principal amount of Secured Term Loan debt held by such Class 3 Elector) in an amount which reduces the aggregate New Senior Secured Notes allocated under the New Senior Secured Notes Election to an aggregate principal amount not exceeding the New Senior Secured Notes Allocation Amount.
In the event that the New Senior Secured Notes Elections are made such that the amount of New Senior Secured Notes elected would be less than the New Senior Secured Notes Allocation Amount, each Consenting Unsecured Debtholder that holds Secured Term Loans and that did not elect to receive New Senior Secured Notes, pursuant to the New Senior Secured Notes Election, for all or any portion of its Secured Term Loans shall be deemed to have made a

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New Senior Secured Notes Election (and to be a Class 3 Elector) in respect of its Secured Term Loans in an amount equal to its Consenting Unsecured Debtholder Notes Election Pro Rata Share of the New Senior Secured Notes Deficiency such that the total principal amount of New Senior Secured Notes to be issued to the Class 3 Electors (in such capacity) in respect of Secured Term Loans pursuant to this Plan is equal to the New Senior Secured Notes Allocation Amount, and the amount of New Senior Secured Term Loans that would otherwise have been issued to such Consenting Unsecured Debtholder shall be reduced by an amount equal to its Consenting Unsecured Debtholder Notes Election Pro Rata Share of the New Senior Secured Notes Deficiency; provided, however, that no such Consenting Unsecured Debtholder shall receive, in respect of its Secured Term Loans, New Senior Secured Debt in an aggregate principal amount in excess of its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans and, the total principal amount of New Senior Secured Notes to be issued to Class 3 Electors may be less than the New Senior Secured Notes Allocation Amount as a result of such maximum.
3. New Senior Secured Term Loans Currency Election
Each Secured Debtholder entitled to receive New Senior Secured Term Loans pursuant to Article III.C.3.c.iii shall be entitled to elect (its “New Senior Secured Term Loans Currency Election”) to receive its New Senior Secured Term Loans as USD New Senior Secured Term Loans and/or EUR New Senior Secured Term Loans (in an amount determined based on the EUR/USD Exchange Rate on the FX Date) in the proportions specified by such Secured Debtholder (the amount of EUR New Senior Secured Term Loans elected by a Secured Debtholder pursuant to New Senior Secured Term Loans Currency Election, the “EUR New Senior Secured Term Loans Election Amount”) by submitting its New Senior Secured Term Loans Currency Election to Concordia (or its agents) prior to the New Senior Secured Term Loans Currency Election Deadline, subject to the following terms and conditions. Each Secured Debtholder entitled to receive New Senior Secured Term Loans and that did not make a New Senior Secured Term Loans Currency Election (a “Non-Currency Electing Secured Debtholder”) shall be deemed to have elected to receive USD New Senior Secured Term Loans (subject to certain adjustments set forth below).
In the event that New Senior Secured Term Loans Currency Elections are made such that the aggregate principal amount of EUR New Senior Secured Term Loans elected for by Secured Debtholders pursuant to foregoing paragraph (each such Secured Debtholder, a “EUR New Senior Secured Term Loans Elector”) would exceed the EUR New Senior Secured Term Loans Maximum Amount, each EUR New Senior Secured Term Loans Elector shall be deemed to have made a partial election to receive USD New Senior Secured Term Loans in respect of the New Senior Secured Term Loans it is entitled to receive pursuant to this Plan in an amount equal to its EUR New Senior Secured Term Loans Elector Pro Rata Share of the EUR New Senior Secured Term Loans Elector Excess and its EUR New Senior Secured Term Loans Election Amount shall be reduced on a corresponding basis such that the total principal amount of all EUR New Senior Secured Term Loans to be issued pursuant to this Plan is equal to the EUR New Senior Secured Term Loans Allocation Amount.

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In the event that New Senior Secured Term Loans Currency Elections are made such that the aggregate principal amount of EUR New Senior Secured Term Loans elected for by EUR New Senior Secured Term Loans Electors pursuant to this Article V.F.3 would be less than the EUR New Senior Secured Term Loans Allocation Amount, each Non-Currency Electing Secured Debtholder shall be deemed to have made a New Senior Secured Term Loans Currency Election in respect of the New Senior Secured Term Loans to which it is entitled to receive pursuant to Article III.C.3.c.iii in an amount equal to its Non-Currency Electing Pro Rata Share of the EUR New Senior Secured Term Loans Deficiency and shall be deemed to receive the balance of its New Senior Secured Term Loans (if any) as USD New Senior Secured Term Loans; provided that no such Non-Currency Electing Secured Debtholder shall receive, in respect of its New Senior Secured Term Loans Eligible Claim, New Senior Secured Debt in an aggregate principal amount in excess of its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans and, the total principal amount of EUR New Senior Secured Term Loans may be less than the EUR New Senior Secured Term Loans Allocation Amount as a result of such maximum.
G.    Issuance of Securities
All of the CIC Equity Interests shall be cancelled as of the Effective Date and, subject to the Restructuring Transactions, Reorganized CIC shall issue the New CIC Shares pursuant to the Subscription Agreement and to holders of Claims entitled receive the New CIC Shares pursuant to the Plan. Subject to and in accordance with the Amended Organizational Documents, the issuance of the New CIC Shares by Reorganized CIC is authorized without the need for any further corporate action or any further action by the Debtors, the Reorganized Debtors, or Reorganized CIC, as applicable. The Amended Organizational Documents shall authorize the issuance and distribution on the Effective Date of the New CIC Shares to the Disbursing Agent for the benefit of holders of Claims in accordance with Article III of the Plan. All of the New CIC Shares issued under the Plan shall be duly authorized, validly issued, fully paid, and non-assessable, and shall be subject to the terms and conditions of the Amended Organizational Documents.
Each distribution and issuance referred to in Article V and Article VII hereof shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance. On or before the Distribution Date, Reorganized CIC shall issue the New CIC Shares for distribution pursuant to the provisions hereof. All securities to be issued shall be deemed issued as of the Effective Date regardless of the date on which they are actually distributed.
Except as provided below, the Debtors intend for the New CIC Shares distributed under the Plan to be issued in book-entry form through the Direct Registration System of the transfer agent and the facilities of DTC, and for the ownership interest of each registered holder of such New CIC Shares, and transfer of ownership interests therein, to be recorded on the records of the

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transfer agent and for the ownership interest of each beneficial holder of such New CIC Shares to be reflected in the records of the direct and indirect DTC participants.
H.    Exemption from Registration Requirements
To the extent provided in section 1145 of the Bankruptcy Code and under applicable nonbankruptcy law, the offer, issuance, and distribution under the Plan of the securities included in the Plan Currency will be exempt from registration under the Securities Act, all rules and regulations promulgated thereunder, and any state Blue Sky Law.
The New CIC Shares issued in connection with the Private Placement will be issued without registration under the Securities Act pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) and/or Regulation D of the Securities Act, and as a result, will be “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act. Recipients of such New CIC Shares are advised to consult with their own legal advisors as to the availability of any exemption from registration under the Securities Act and any applicable state Blue Sky Law.
Notwithstanding anything to the contrary, no entity (including, for the avoidance of doubt, DTC) shall be entitled to a legal opinion regarding the validity of any transaction contemplated by the Plan, including, for the avoidance of doubt, whether the New CIC Shares are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services. DTC shall be required to accept and conclusively rely upon the Plan or Confirmation Order in lieu of a legal opinion regarding whether the New CIC Shares are exempt from registration and/or meet eligibility requirements for DTC book-entry delivery, settlement, and depository services.
I.    SEC Reporting Requirements and Listing of New CIC Shares
As of the date hereof, CIC is a reporting company under the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(a) -78(qq).
Further, as of the date hereof, CIC’s common shares are publicly listed on the NASDAQ (under the symbol “CXRX”) and the TSX (under the symbol “CXR”). CIC intends to remain listed following the Petition Date on the TSX or on another Designated Offshore Securities Market acceptable to the Majority Private Placement Parties, the Reorganized Debtors intend to continue such TSX listing (or listing on another Designated Offshore Securities Market) in respect of the New CIC Shares, and the Required Consenting Creditors have agreed to provide CIC with sufficient time and cooperation to take the necessary steps to comply with all applicable TSX (or other Designated Offshore Securities Market) requirements, as shall be reasonably agreed between CIC and the Required Consenting Creditors, in order for CIC to maintain such TSX listing (or listing on another Designated Offshore Securities Market) and for the Reorganized Debtors to be able to continue such listing upon the Effective Date. In the event CIC loses its TSX listing prior to the Effective Date, the Required Consenting Creditors have agreed to support CIC’s good faith efforts to become relisted on the TSX (or listed on another Designated Offshore Securities Market), and CIC will use commercially reasonable efforts to

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comply with the TSX (or other Designated Offshore Securities Market) listing requirements while delisted, subject to the terms and conditions of the Plan.
J.    Cancellation of Notes, Agreements, Certificates, and Instruments
Unless otherwise provided for herein, on the Effective Date, all promissory notes, stock, instruments, indentures, bonds, agreements, certificates or other documents evidencing, giving rise to, or governing any Secured Debt Claims and Unsecured Debt Claims against the Debtors and the CIC Equity Interests shall be deemed cancelled and shall represent only the right, if any, to participate in the distributions to be made pursuant to the Plan. The obligations of the Debtors thereunder or in any way related thereto shall be fully released, terminated, extinguished and discharged and, with respect to the CIC Equity Interests, retired and thereafter cease to exist, in each case without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or any requirement of further action, vote or other approval or authorization by any Person.
Notwithstanding the foregoing, any provision in any document, instrument, lease, or other agreement that causes or effectuates, or purports to cause or effectuate, a default, termination, waiver, or other forfeiture of, or by, the Debtors or their Interests, as a result of the cancellations, terminations, satisfaction, releases, or discharges provided for in this Article V.J and Article VIII herein shall be deemed null and void and shall be of no force and effect. Nothing contained herein shall be deemed to cancel, terminate, release, or discharge the obligation of the Debtors or any of their counterparties under any Executory Contract or Unexpired Lease to the extent such Executory Contract or Unexpired Lease has been assumed by the Debtors pursuant to a Final Order of the Bankruptcy Court or hereunder.
Notwithstanding anything to the contrary herein:

i.
The transactions contemplated by this Plan shall not affect, terminate or amend in any manner the rights of the Secured Term Loan Agent, any L/C Issuer or any Revolving Lender in respect of (1) the Cash Collateral Account and the funds held therein or (2) any fees (including any Letter of Credit Fees) or other amounts owing to such parties in respect of the outstanding Letters of Credit, in each case unless otherwise agreed by CIC, the Secured Term Loan Agent and the applicable L/C Issuer or Revolving Lenders.

ii.
On and after the Effective Date all duties and responsibilities of the Secured Term Loan Agent arising under or related to the Secured Term Loan Agreement shall be discharged except to the extent required in order to effectuate this Plan. For the avoidance of doubt and notwithstanding the foregoing, nothing contained in this Plan shall in any way limit or affect the standing of the Secured Term Loan Agent to appear and be heard by the Bankruptcy Court in the Chapter 11 Cases or any related proceedings before any court of competent jurisdiction, in the United States, Canada or elsewhere, on and after the Effective Date.

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K.    Governance Documents and Corporate Existence
Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, on the Effective Date, each of the Debtors shall continue to exist after the Effective Date as the Reorganized Debtors in accordance with the applicable laws of the respective jurisdictions in which they are incorporated and pursuant to the Amended Organizational Documents.
L.    Reorganized Debtors’ Boards of Directors and Officers
Prior to the Confirmation Hearing in accordance with section 1129(a)(5) of the Bankruptcy Code, the Debtors shall disclose the composition of each board of directors or managers of a Reorganized Debtor, as applicable, and, to the extent applicable, the officers of each Reorganized Debtor.
Except to the extent that a member of the board of directors or a manager, as applicable, of a Debtor continues to serve as a director or manager of such Debtor on and after the Effective Date, the members of the board of directors or managers of each Debtor prior to the Effective Date, in their capacities as such, shall have no continuing obligations to the Reorganized Debtors on or after the Effective Date and each such director or manager will be deemed to have resigned or shall otherwise cease to be a director or manager of the applicable Debtor on the Effective Date. Commencing on the Effective Date, each of the directors and managers of each of the Reorganized Debtors shall be elected and serve pursuant to the terms of the applicable organizational documents of such Reorganized Debtor and may be replaced or removed in accordance with such organizational documents.
Except as otherwise provided in the Plan Supplement, the officers of the respective Reorganized Debtors immediately before the Effective Date, as applicable, shall serve as the initial officers of each of the respective Reorganized Debtors on and after the Effective Date and in accordance with any employment agreement with the Reorganized Debtors and applicable nonbankruptcy law. After the Effective Date, the selection of officers of the Reorganized Debtors shall be as provided by their respective organizational documents.
M.    Management Incentive Plan
Upon or following the Effective Date, the Reorganized Debtors shall adopt a long-term Management Incentive Plan for Reorganized CIC consistent with the terms set forth in the Restructuring Support Agreement, which provides for a pool of no more than 7.5% of the New CIC Shares (on a fully diluted basis) that will be allocated by the New Board. The Management Incentive Plan will permit the granting of various types of equity awards, including stock options, share appreciation rights, restricted shares, restricted share units, deferred share units, and other share-based awards. Awards, and the vesting thereof, issuable under the Management Incentive Plan shall be determined by the New Board (or the applicable compensation committee) upon or following the Effective Date.

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N.    Corporate Action
Upon the Effective Date or as soon thereafter as is reasonably practicable, all actions contemplated by the Plan shall be deemed authorized and approved in all respects, including, as applicable: (1) selection of the directors, managers, and officers of the Reorganized Debtors, including the appointment of the New Board; (2) the entry into the Exit Revolver and the New Senior Secured Debt and the execution, delivery, and filing of the Exit Revolver Documents and the New Senior Secured Debt Documents; (3) the implementation of the Restructuring Transactions; and (4) all other actions contemplated by the Plan (whether to occur before, on or after the Effective Date). All matters provided for in the Plan involving the corporate structure of the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the directors or officers of the Debtors or the Reorganized Debtors.
On or (as applicable) before the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors, as applicable, shall be authorized and directed to issue, execute, and deliver the agreements, documents, securities, certificates of incorporation, operating agreements, and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtors. The authorizations and approvals contemplated by this Article V shall be effective notwithstanding any requirements under nonbankruptcy law.
O.    Effectuating Documents; Further Transactions
On and after the Effective Date, the Reorganized Debtors and the officers and members of the board of directors thereof are authorized to issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan, the Exit Revolver, the New Senior Secured Debt, and the securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization or consents except for those expressly required pursuant to the Plan or Restructuring Support Agreement.
P.    Vesting of Assets in the Reorganized Debtors
Except as otherwise provided in the Plan or any agreement, instrument or other document incorporated therein, on the Effective Date, all property in each Estate and all Causes of Action (except those released pursuant to the releases by the Debtors provided by Article VIII.B hereof) shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances. On and after the Effective Date, except as otherwise provided in the Plan, the Reorganized Debtors may operate their businesses and may use, acquire or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

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Q.    Section 1146 Exemption from Certain Taxes and Fees
To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to a Reorganized Debtor or to any other Person) of property under the Plan (including the Restructuring Transactions) or pursuant to: (a) the issuance, distribution, transfer, or exchange of any debt, equity security, or other interest in the Debtors or the Reorganized Debtors; (b) the creation, modification, consolidation, termination, refinancing, and/or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (c) the making, assignment, or recording of any lease or sublease; (d) the grant of collateral as security for any or all of the Exit Revolver and New Senior Secured Debt, as applicable; or (e) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan (including the Restructuring Transactions), shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forego the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(c) of the Bankruptcy Code, shall forego the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.
R.    Preservation of Causes of Action
In accordance with section 1123(b) of the Bankruptcy Code, and except where such Causes of Action have been expressly released (including, for the avoidance of doubt, pursuant to the releases by the Debtors provided by Article VIII.B hereof), the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Person may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against them. Except with respect to Causes of Action as to which the Debtors or Reorganized Debtors have released any Person on or before the Effective Date (including pursuant to the releases by the Debtors (provided by Article VIII.B hereof) or otherwise), the Debtors or Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Person, except as otherwise expressly provided in

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the Plan. Unless any Causes of Action against a Person are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches, shall apply to such Causes of Action upon, after or as a consequence of the Confirmation or consummation of the Plan. For the avoidance of doubt, in no instance will any Cause of Action preserved pursuant to this Article V.R include any Claim or Cause of Action with respect to, or against, a Released Party.
In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action preserved pursuant to the first paragraph of this Article V.R that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The applicable Reorganized Debtor, through its authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action, or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order, or approval of the Bankruptcy Court.
S.    Restructuring Expenses
The Restructuring Expenses shall be Allowed Administrative Expenses without the need for any application to the Bankruptcy Court. On or promptly after the Effective Date, the Debtors or the Reorganized Debtors, as applicable, shall pay in full in Cash all outstanding Restructuring Expenses not previously paid pursuant to an order of the Bankruptcy Court (or otherwise) in accordance with the terms of the applicable engagement letters entered into or acknowledged by the Debtors or other applicable contractual arrangements, including, for the avoidance of doubt, any fees and expenses or other obligations owed to the Initial Consenting Creditors Advisors and the Secured Swap Lender’s advisors, the Agents’ Fees and Expenses, and the Indenture Trustees’ Fees and Expenses, whether arising prepetition or postpetition and that are outstanding on the Effective Date, without the need for any application or notice to or approval by the Bankruptcy Court, without in any way affecting or diminishing (a) the rights of any of the Indenture Trustees to exercise its Indenture Trustee Charging Lien against distributions under this Plan to holders of the 9.00% Secured Notes, the 7.00% Unsecured Notes or the 9.50% Unsecured Notes, as applicable, with respect to any unpaid Indenture Trustees’ Fees and Expenses, or (b) the rights or authority of the Secured Term Loan Agent to make distributions in connection with this Plan in accordance with the terms of the Secured Term Loan Agreement and the other Credit Documents, including any applicable payment priorities thereunder. Restructuring Expenses invoiced after the Effective Date, covering (i) the period prior to or on the Effective Date and (ii) in the case of Agents’ Fees and Expenses and Indenture Trustees’ Fees and Expenses, the period after the Effective Date, shall in each case be paid promptly by the Reorganized Debtors following receipt of invoices therefor in accordance with the Restructuring Support Agreement (as applicable), the terms of the applicable documents giving rise to such rights, and this Plan; provided, however, that (x) any Person seeking payment of Restructuring Expenses in accordance with the terms of this Plan shall submit all invoices for such Restructuring Expenses reasonably promptly to the Debtors or Reorganized Debtors and the

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Initial Consenting Creditors Advisors and (y) the Debtors or Reorganized Debtors and the Majority Private Placement Parties shall have seven (7) days to object to such fees and expenses prior to payment of such fees and expenses and any such objection shall be subject to adjudication by the Bankruptcy Court (to the extent parties are unable to resolve any such objection on a consensual basis).
T.    Plan Supplement, Other Documents and Orders and Consents Required under the Restructuring Support Agreement
So long as the Restructuring Support Agreement has not been terminated, the documents to be filed as part of the Plan Supplement and the other documents and orders referenced herein, or otherwise to be executed in connection with the transactions contemplated hereunder, shall be subject to the consents and the approval rights of the Required Consenting Creditors and/or Majority Private Placement Parties, as applicable, as set forth in the Restructuring Support Agreement. To the extent that there is any inconsistency between the Restructuring Support Agreement, on the one hand, and the Plan, on the other hand, as to such consents and the approval rights and the Restructuring Support Agreement has not been validly terminated as to all parties thereto, then the consents and the approval rights required in the Restructuring Support Agreement shall govern. For the avoidance of doubt, the consent and approval rights of the Required Consenting Creditors and/or Majority Private Placement Parties, as applicable, set forth in the Restructuring Support Agreement with respect to the form and substance of this Plan, the Plan Supplement, and any other Definitive Documents, including any amendments, restatements, supplements, or other modifications to such documents, and any consents, waivers, or other deviations under or from any such documents, shall be incorporated herein by this reference (including to the applicable definitions in Article I hereof) and fully enforceable as if stated in full herein.
ARTICLE VI

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES
A.    Assumption of Executory Contracts and Unexpired Leases
Except as otherwise provided herein, each Executory Contract and Unexpired Lease not previously assumed, assumed and assigned, or rejected shall be deemed assumed, without the need for any further notice to or action, order, or approval of the Bankruptcy Court, as of the Effective Date under section 365 of the Bankruptcy Code. The respective Cure amount for each Executory Contract and Unexpired Lease assumed pursuant to this Plan shall be deemed to be $0 unless, at least fourteen (14) days prior to the Confirmation Hearing, the Debtors serve upon the counterparty to such assumed Executory Contract or Unexpired Lease a notice that provides for a Cure amount other than $0. Any objection by counterparties to such Executory Contracts and Unexpired Leases to the proposed Cure amount (whether it is $0 or such other amount stated in the notice provided by the Debtors) must be filed, served and actually received by the Debtors at least seven (7) days prior to the Confirmation Hearing. Any counterparty to an Executory Contract and Unexpired Lease that fails to object timely to the proposed assumption or Cure amount will be deemed to have consented to such assumption and Cure amount. Any applicable Cure amounts will be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by

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payment of the Cure amount in Cash on or promptly after the Effective Date or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree with the Debtors. The Confirmation Order will constitute an order of the Bankruptcy Court approving the above-described assumptions, as of the Effective Date, pursuant to sections 365 and 1123 of the Bankruptcy Code. The assumption of Executory Contracts and Unexpired Leases hereunder may include the assignment of certain such contracts to Affiliates.
Without amending or altering any prior order of the Bankruptcy Court approving the assumption or rejection of any Executory Contract or Unexpired Lease, entry of the Confirmation Order by the Bankruptcy Court will constitute approval of such assumptions and rejections pursuant to sections 365(a) and 1123 of the Bankruptcy Code. All Assumed Agreements shall remain in full force and effect for the benefit of the Reorganized Debtors, and be enforceable by the Reorganized Debtors in accordance with their terms notwithstanding any provision in such Assumed Agreement that prohibits, restricts or conditions such assumption, assignment or transfer. Any provision in the Assumed Agreements that purports to declare a breach or default based in whole or in part on commencement or continuance of these Chapter 11 Cases is hereby deemed unenforceable. Any provision of any agreement or other document that permits a Person to terminate or modify an agreement or to otherwise modify the rights of the Debtors based on the filing of the Chapter 11 Cases or the financial condition of the Debtors shall be unenforceable. To the extent any provision in any Executory Contract or Unexpired Lease assumed or assumed and assigned pursuant to the Plan (including any “change of control” provision) restricts or prevents, or purports to restrict or prevent, or is breached or deemed breached by, the Reorganized Debtors’ assumption or assumption and assignment of such Executory Contract or Unexpired Lease, then such provision will be deemed modified such that the transactions contemplated by the Plan will not entitle the non-Debtor party thereto to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto. Each Executory Contract and Unexpired Lease assumed pursuant to this Article VI of the Plan will revest in and be fully enforceable by the Reorganized Debtors in accordance with its terms, except as modified by the provisions of the Plan, any order of the Bankruptcy Court authorizing and providing for its assumption, or applicable law.
Except as otherwise provided herein or agreed to by the Debtors and the applicable counterparty, each assumed Executory Contract or Unexpired Lease shall include all modifications, amendments, supplements, restatements, or other agreements related thereto, and all rights related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests. Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease or the validity, priority, or amount of any Claims that may arise in connection therewith.
B.    Assignment of Executory Contracts or Unexpired Leases
In the event of an assignment of an Executory Contract or Unexpired Lease (other than an assignment to a Reorganized Debtor or Non-Debtor Affiliate), at least fourteen (14) days prior to the Confirmation Hearing, the Debtors will serve upon counterparties to such Executory Contracts and Unexpired Leases, a notice of the proposed assumption and assignment, which

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will: (a) list the applicable Cure amount, if any; (b) identify the party to which the Executory Contract or Unexpired Lease will be assigned; (c) describe the procedures for filing objections thereto; and (d) explain the process by which related disputes will be resolved by the Bankruptcy Court; additionally, the Debtors will file with the Bankruptcy Court a list of such Executory Contracts and Unexpired Leases to be assigned and the proposed Cure amounts. Any applicable Cure amounts will be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the Cure amount in Cash on or promptly after the Effective Date or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree with the Debtors.
Any objection by a counterparty to an Executory Contract or Unexpired Lease to a proposed assignment or any related Cure amount must be filed, served and actually received by the Debtors at least seven (7) days prior to the Confirmation Hearing. Any counterparty to an Executory Contract and Unexpired Lease that fails to object timely to the proposed assignment or Cure amount will be deemed to have consented to such assignment of its Executory Contract or Unexpired Lease. The Confirmation Order will constitute an order of the Bankruptcy Court approving any proposed assignments of Executory Contracts or Unexpired Leases pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date.
In the event of a dispute regarding (a) the amount of any Cure payment, (b) the ability of any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assigned, or (c) any other matter pertaining to assignment, the applicable Cure payments required by section 365(b)(1) of the Bankruptcy Code will be made following the entry of a Final Order or orders resolving the dispute and approving the assignment. If an objection to assignment or Cure amount is sustained by the Bankruptcy Court, the Reorganized Debtors in their sole option, may elect to reject such Executory Contract or Unexpired Lease in lieu of assuming and assigning it.
C.    Cure of Defaults for Assumed Executory Contracts and Unexpired Leases
Any monetary defaults under each Executory Contract and Unexpired Lease to be assumed pursuant to the Plan will be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash as and when due in the ordinary course or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree with the Debtors.
Any objection by a counterparty to an Executory Contract or Unexpired Lease to a proposed assumption must be filed, served and actually received by the Debtors at least seven (7) days prior to the Confirmation Hearing. Any counterparty to an Executory Contract and Unexpired Lease that fails to object timely to the proposed assumption will be deemed to have assented and will be deemed to have forever released and waived any objection to the proposed assumption other than with respect to any alleged Cure amount, which may be asserted at any time. In the event of a dispute regarding (1) the amount of any payments to Cure a default, (2) the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed, or (3) any other matter pertaining to

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assumption, the Cure payments required by section 365(b)(1) of the Bankruptcy Code will be made following the entry of a Final Order or orders resolving the dispute and approving the assumption. If an objection to Cure is sustained by the Bankruptcy Court, the Debtors or Reorganized Debtors, as applicable, in their sole option, may elect to reject such Executory Contract or Unexpired Lease in lieu of assuming it.
Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise and full payment of any applicable Cure pursuant to this Article VI.C shall result in the full release and satisfaction of any Cures, Claims, or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time prior to the effective date of assumption. Any and all Proofs of Claim based upon Executory Contracts or Unexpired Leases that have been assumed in the Chapter 11 Cases, including pursuant to the Confirmation Order, and for which any Cure has been fully paid pursuant to this Article VI.C, shall be deemed disallowed and expunged as of the Effective Date without the need for any objection thereto or any further notice to or action, order, or approval of the Bankruptcy Court.
D.    Reservation of Rights
Neither the exclusion nor inclusion of any contract or lease in the Plan Supplement, as applicable, nor anything contained in the Plan, shall constitute an admission by the Debtor that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. In the event a written objection is filed with the Court as to whether a contract or lease is executory or unexpired, the right of the Debtor or the Reorganized Debtor to move to assume or reject such contract or lease shall be extended until the date that is forty-five (45) days after the entry of a Final Order by the Court determining that the contract or lease is executory or unexpired, in which case the deemed assumptions and rejections provided for in the Plan shall not apply to such contract or lease.
E.    D&O Liability Insurance Policies and D&O Indemnification Provisions
Notwithstanding anything herein to the contrary, as of the Effective Date, the D&O Liability Insurance Policies and D&O Indemnification Provisions belonging or owed to directors, officers, and employees of the Debtors (or the Estates) who served or were employed at any time by the Debtors shall be deemed to be, and shall be treated as though they are, Executory Contracts and the Debtors shall assume (and assign to the Reorganized Debtors if necessary to continue the D&O Liability Insurance Policies in full force) all of the D&O Liability Insurance Policies and D&O Indemnification Provisions pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the Debtors’ foregoing assumption of each of the D&O Liability Insurance Policies and D&O Indemnification Provisions.
F.    Insurance Policies
Notwithstanding anything in the Plan to the contrary, all of the Debtors’ insurance policies and any agreements, documents, or instruments relating thereto, are treated as and

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deemed to be Executory Contracts under the Plan. On the Effective Date, pursuant to section 365(a) of the Bankruptcy Code, the Debtors shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments related thereto, including all D&O Liability Insurance Policies (including tail coverage liability insurance). Entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the Reorganized Debtors’ assumption of all such insurance policies, including the D&O Liability Insurance Policies. Notwithstanding anything to the contrary contained in the Plan, Confirmation of the Plan shall not discharge, impair, or otherwise modify any indemnity obligations assumed by the foregoing assumption of insurance policies, including the D&O Liability Insurance Policies, and each such indemnity obligation will be deemed and treated as an Executory Contract that has been assumed by the Reorganized Debtors under the Plan as to which no Proof of Claim need be filed, and shall survive the Effective Date.
G.    Contracts and Leases Entered Into After the Petition Date
Contracts and leases entered into after the Petition Date by any Debtor will be performed by the applicable Debtor or Reorganized Debtor in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order.
H.    Nonoccurrence of the Effective Date
In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code, unless such deadline(s) have expired.
ARTICLE VII

DISTRIBUTIONS UNDER THE PLAN
A.    Procedures for Treating Disputed Claims
(i)    Filing Proofs of Claim. Neither holders of Claims nor the Indenture Trustees, including for the avoidance of doubt the Secured Debtholders and Unsecured Debtholders, need to file Proofs of Claim with the Bankruptcy Court. Any and all Proofs of Claim shall be deemed expunged from the claims register on the Effective Date without any further notice to or action, order, or approval of the Bankruptcy Court and the Claim on which such Proof of Claim was filed shall be determined, resolved, or adjudicated, as the case may be, in the manner as if the Chapter 11 Cases had not been commenced and shall survive the Effective Date as if the Chapter 11 Cases had not been commenced.
(ii)    Disputed Claims. If the Debtors dispute any Claim as to which no Proof of Claim has been filed, such dispute shall be determined, resolved, or adjudicated, as the case may be, in a manner as if the Chapter 11 Cases had not been commenced; provided, however, that the Reorganized Debtors may elect to object under section 502 of the Bankruptcy Code to any Proof of Claim filed by or on behalf of a holder of a Claim.

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(iii)    Objections to Claims. In the event a party files a Proof of Claim with the Bankruptcy Court, the Debtors, the Reorganized Debtors, and any other party in interest shall be entitled to object to such Claims. Any objections to Claims other than General Unsecured Claims shall be filed and served by the Claims Objection Deadline.
B.    Allowed Claims and Interests
(i)    Distributions Generally. The applicable Disbursing Agent shall make all distributions under the Plan to the appropriate holders of Allowed Claims in accordance with the terms of the Plan. Notwithstanding anything to the contrary herein: (a) distributions to holders of Allowed Secured Debt Claims on account of the Secured Term Loan Agreement shall be made to or at the direction of the Secured Term Loan Agent in accordance with the terms of the Secured Term Loan Agreement and other Credit Documents, provided that distributions of New Senior Secured Debt to holders of Allowed Secured Debt Claims on account of the Secured Term Loan Agreement shall be made at the direction of the Secured Term Loan Agent in accordance with the terms of the Secured Term Loan Agreement and other Credit Documents; and (b) distributions to holders of Allowed Secured Debt Claims on account of the Swap Agreement shall be made to or at the direction of the Secured Swap Lender; provided, in each case, that the Debtors shall provide the applicable Disbursing Agent with written instructions for the allocation of any distributions among the applicable holders of Allowed Claims. A Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties, and all reasonable fees and expenses incurred by such Disbursing Agents shall be reimbursed by the Reorganized Debtors in accordance with Article VII.B(vi) of this Plan. The Reorganized Debtors shall cooperate in good faith with the applicable Disbursing Agent (if other than the Reorganized Debtors) to comply with the reporting and withholding requirements outlined in Article VII.B.xiii of the Plan. The Debtors, the Reorganized Debtors, and the Disbursing Agent, as applicable, shall not incur any liability whatsoever on account of any distributions under the Plan.
(ii)    Delivery of Distributions to Indenture Trustees. Except as otherwise reasonably requested by the 9.00% Secured Notes Indenture Trustee, the 7.00% Unsecured Notes Indenture Trustee, and the 9.50% Unsecured Notes Indenture Trustee, as applicable, all distributions under the Plan to holders of the 9.00% Secured Notes, the 7.00% Unsecured Notes, or the 9.50% Unsecured Notes shall be made, respectively, to, or by the Disbursing Agent at the direction of, the 9.00% Secured Notes Indenture Trustee, the 7.00% Unsecured Notes Indenture Trustee, and the 9.50% Unsecured Notes Indenture Trustee. As soon as practicable in accordance with the requirements set forth in this Article VII, the Indenture Trustees, as applicable, shall arrange to deliver such distributions to or on behalf of such holders of the 9.00% Secured Notes, the 7.00% Unsecured Notes or the 9.50% Unsecured Notes, subject to each Indenture Trustee’s Indenture Trustee Charging Lien, and regardless of whether such distributions are made by the applicable Indenture Trustee, the Disbursing Agent at the direction of the applicable Indenture Trustee or by some other Person in accordance with this Article VII, the Indenture Trustee Charging Lien of each Indenture Trustee shall attach to the property to be distributed in the same manner as if such distributions were made through such Indenture Trustee. The Indenture Trustees shall have no duties or responsibilities relating to any form of distribution that is not DTC eligible and the Debtors or the Reorganized Debtors, as applicable, shall seek the cooperation of DTC so that any distribution on account of a Secured Debt Claim or

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Unsecured Debt Claim that is held in the name of, or by a nominee of, DTC, shall be made through the facilities of DTC on the Effective Date or as soon as practicable thereafter.
(iii)    Distribution Record Date. As of the close of business on the Distribution Record Date, the various transfer registers for each of the Classes of Claims as maintained by the Debtors or their respective agents, shall be deemed closed, and there shall be no further changes in the record holders of any of the Claims. The Debtors or the Reorganized Debtors shall have no obligation to recognize any transfer of Claims occurring on or after the Distribution Record Date. In addition, with respect to payment of any Cure amounts or disputes over any Cure amounts, neither the Debtors nor the Disbursing Agent shall have any obligation to recognize or deal with any party other than the non-Debtor party to the applicable Executory Contracts and Unexpired Leases as of the Distribution Record Date, even if such non-Debtor party has sold, assigned, or otherwise transferred its Claim for a Cure amount.
(iv)    Date of Distributions. Except as otherwise provided in the Plan, any distributions and deliveries to be made under the Plan shall be made on the Effective Date or as otherwise determined in accordance with the Plan, including the treatment provisions of Article III of the Plan, or as soon as practicable thereafter; provided that the Reorganized Debtors may implement periodic Distribution Dates to the extent they determine them to be appropriate.
(v)    Rights and Powers of Disbursing Agent.
A Disbursing Agent shall be empowered to (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties hereunder, (ii) make all distributions contemplated hereby, and (iii) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof. For the avoidance of doubt, each Disbursing Agent shall be exculpated and released pursuant to Article VIII.B, Article VIII.C and Article VIII.D of this Plan.
(vi)    Expenses of Disbursing Agents. The Reorganized Debtors shall promptly reimburse each applicable Disbursing Agent for any reasonable fees and expenses (including the reasonable fees and expenses of its counsel and agents) incurred in connection with the implementation of the Plan, including but not limited to, making distributions pursuant to and in accordance with the Plan.
(vii)    No Postpetition Interest on Claims. Except as specifically provided for in the Plan, the Cash Collateral Order, or any other order of the Bankruptcy Court granting adequate protection, no Claims, Allowed or otherwise (including Administrative Expense Claims), shall be entitled, under any circumstances, to receive any interest, dividends, or accruals, on the distributions provided for in the Plan, regardless of whether such distributions are delivered on or at any time after the Effective Date.
(viii)    Delivery of Distributions. Subject to Bankruptcy Rule 9010 and Article VII.B.i hereof, the Debtors or the Reorganized Debtors shall make all distributions to applicable holders of Allowed Claims to the applicable Disbursing Agent together with written instructions for the allocation of such distributions among the applicable holders of Allowed Claims, and the

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applicable Disbursing Agent shall transmit such distributions to the applicable holders of Allowed Claims in accordance with such written instructions. In the event that any distribution to any holder is returned as undeliverable, no further distributions shall be made to such holder unless and until such Disbursing Agent is notified in writing of such holder’s then-current address, at which time all currently-due, missed distributions shall be made to such holder as soon as reasonably practicable thereafter without interest, dividends, or accruals. Nothing herein shall require a Disbursing Agent to attempt to locate holders of undeliverable distributions and, if located, assist such holders in complying with Article VII of the Plan.
(ix)    Unclaimed Property. Undeliverable or unclaimed distributions shall remain in the possession of the Debtors or Reorganized Debtors, as applicable, until such time as a distribution becomes deliverable or holder accepts distribution, or such distribution reverts back to the Debtors or Reorganized Debtors, as applicable, and shall not be supplemented with any interest, dividends, or other accruals of any kind. Such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of 180 days from the date of distribution. After such date, all unclaimed property or interest in property shall revert to the Reorganized Debtors, and the Claim of any other holder to such property or interest in property shall be discharged and forever barred.
(x)    Time Bar to Cash Payments. Checks issued by the Disbursing Agent in respect of Allowed Claims shall be null and void if not negotiated within 180 days after the date of issuance thereof. Thereafter, the amount represented by such voided check shall irrevocably revert to the Reorganized Debtors, and any Claim in respect of such voided check shall be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary. Requests for re-issuance of any check shall be made to the Disbursing Agent by the holder of the Allowed Claim to whom such check was originally issued.
(xi)    Manner of Payment under Plan. Except as otherwise specifically provided in the Plan, at the option of the Debtors or the Reorganized Debtors, as applicable, any Cash payment to be made hereunder may be made by a check or wire transfer or as otherwise required or provided in applicable agreements or customary practices of the Debtors.
(xii)    Fractional Stock. Except as otherwise specifically provided in the Plan, no fractional New CIC Shares shall be issued or distributed pursuant to the Plan. If any distributions of New CIC Shares pursuant to the Plan would result in the issuance of a fractional share of a New CIC Share that is not a whole number, then the number of New CIC Shares to be issued in respect of such distribution will be calculated to one decimal place and rounded up or down to the closest whole share (with a half share or greater rounded up and less than a half share rounded down). The total number of New CIC Shares to be distributed in connection with the Plan shall be adjusted as necessary to account for the rounding provided for in this Article VII.B.xii. No consideration shall be provided in lieu of fractional shares that are rounded down. Fractional shares of New CIC Shares, as applicable, that are not distributed in accordance with this Article VII.B.xii shall be cancelled.
(xiii)    Setoffs. The Debtors and the Reorganized Debtors, as applicable, may, but shall not be required to, setoff or recoup against any Claim, and any distribution to be made on account of such Claim, any and all claims, rights, and Causes of Action of any nature

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whatsoever that the Debtors or the Reorganized Debtors may have against the holder of such Claim pursuant to the Bankruptcy Code or applicable nonbankruptcy law; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by a Debtor or a Reorganized Debtor or its successor of any claims, rights, or Causes of Action that a Debtor or Reorganized Debtor or its successor or assign may possess against the holder of such Claim.
(xiv)    Withholding and Reporting Requirements. In connection with the Plan and all instruments issued in connection therewith, the Disbursing Agent shall comply with all applicable withholding and reporting requirements imposed by any federal, state, or local taxing authority, and all distributions under the Plan shall be subject to any such withholding or reporting requirements. Notwithstanding the above, each holder of an Allowed Claim or Interest that is to receive a distribution under the Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution. Any party issuing any instrument or making any distribution under the Plan has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to such issuing or disbursing party for payment of any such tax obligations.
C.    Surrender of Cancelled Instruments or Securities
As a condition precedent to receiving any distribution pursuant to the Plan on account of an Allowed Claim evidenced by the instruments, securities, notes, or other documentation canceled pursuant to Article V.J of the Plan (and, for the avoidance of doubt, subject, in all respects, to subsections (i) through (ii) thereof), the holder of such Claim will tender any applicable instruments, securities, notes, or other documentation evidencing such Claim (or a sworn affidavit identifying the instruments, securities, notes, or other documentation formerly held by such holder and certifying that they have been lost), to the Reorganized Debtors or another applicable Disbursing Agent unless waived in writing by the Debtors or the Reorganized Debtors, as applicable.
D.    Allocation of Distributions Between Principal and Unpaid Interest
To the extent that any Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall be allocated on the Debtors’ books and records between principal and interest as is agreed to by the Debtors and the Required Consenting Creditors.  Such agreement shall be filed as part of the Plan Supplement.
E.    Currency
Except as otherwise provided in the Plan or Bankruptcy Court order, as of the Effective Date, any Claim asserted in currency other than U.S. dollars shall be automatically deemed converted to the equivalent U.S. dollar value using the exchange rate as of the Business Day immediately prior to the Effective Date at 4:00 p.m. prevailing Eastern Time, mid-range spot rate of exchange for the applicable currency as published in the next The Wall Street Journal, National Edition following the Effective Date. For the avoidance of doubt, this shall apply to

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certain of the Debtors’ debt obligations under the Secured Term Loan that are denominated in GBP.
F.     Claims Paid or Payable by Third Parties
(i)    Claims Paid by Third Parties. A Claim shall be correspondingly reduced, and the applicable portion of such Claim shall be disallowed without an objection to such Claim having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the holder of such Claim receives a payment on account of such Claim from a party that is not a Debtor or Reorganized Debtor; provided, however, that the Debtors shall provide twenty-one (21) days’ notice to the holder prior to any disallowance of such Claim during which period the holder may object to such disallowance, and if the parties cannot reach an agreed resolution, the matter shall be decided by the Bankruptcy Court. Subject to the last sentence of this paragraph, to the extent a holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such holder shall, within fourteen (14) days of receipt thereof, repay or return the distribution to the Reorganized Debtors to the extent the holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan. The failure of such holder to timely repay or return such distribution shall result in the holder owing the Reorganized Debtors annualized interest at the federal judgment rate on such amount owed for each Business Day after the fourteen‑day grace period specified above until the amount is repaid.
(ii)    Claims Payable by Insurance Carriers. No distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. To the extent that one or more of the Debtors’ insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, the applicable portion of such Claim may be expunged without a Claim objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court; provided, however, that the Debtors shall provide twenty-one (21) days’ notice to the holder of such Claim prior to any disallowance of such Claim during which period the holder may object to such disallowance, and if the parties cannot reach an agreed resolution, the matter shall be decided by the Bankruptcy Court.
(iii)    Applicability of Insurance Policies. Except as otherwise provided in the Plan, distributions to holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy. Notwithstanding anything to the contrary contained herein (including Article VIII), nothing contained in the Plan shall constitute or be deemed a release, settlement, satisfaction, compromise, or waiver of any Cause of Action that the Debtors or any other Entity may hold against any other Entity, including insurers, under any policies of insurance or applicable indemnity, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

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ARTICLE VIII

SETTLEMENT, RELEASE, INJUNCTION AND RELATED PROVISIONS
A.    Compromise and Settlement of Claims, Interests and Controversies
As set forth herein, the Plan embodies an overall negotiated settlement of numerous Claims and issues pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan. Except with respect to the Causes of Action retained pursuant to Article V.R of the Plan, the provisions of the Plan shall constitute a good faith compromise of all Claims, Interests and controversies relating to the contractual, legal and subordination rights that a holder of a Claim or Interest may have with respect to any Impaired Allowed Claim or Interest, or any distribution to be made on account of such Impaired Allowed Claim or Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates and holders of Claims and Interests and is fair, equitable and reasonable. In accordance with the provisions of the Plan, without any further notice to or action, order or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against them and Causes of Action against other Persons.
B.    Releases by the Debtors
Pursuant to section 1123(b) of the Bankruptcy Code and to the fullest extent allowed by applicable law, and except as otherwise specifically provided in the Plan or the Confirmation Order, for good and valuable consideration, the adequacy of which is hereby confirmed and includes the service of the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan, on and after the Effective Date, the Released Parties are deemed expressly, conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged by the Debtors, the Reorganized Debtors, and the Estates, each on behalf of itself and its predecessors, successors, and assigns, subsidiaries, affiliates, current and former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, from any and all claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative claims or Causes of Action, asserted or assertable on behalf of the Debtors, the Reorganized Debtors, the Estates, the holder of any Claim, or any other Person or Entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that the Debtors, the Reorganized Debtors, or the Estates ever had, now has, or hereafter can, shall, or may have, or would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Person, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts and the negotiation, formulation or preparation of any transactions or documents in connection therewith, the Debtors’ intercompany

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transactions, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by the Plan, the business or contractual arrangements and any other transaction or other arrangement between any Debtor, Reorganized Debtor, or Estate and any Releasing Party, the CBCA Proceedings, the Chapter 11 Cases, the pursuit of confirmation of the Plan, the Restructuring Transactions, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, or preparation of the Plan, the Disclosure Statement, the Definitive Documents, the Restructuring Support Agreement, the Subscription Agreement, the Investor Rights Agreement, the Private Placement Documents, the Exit Revolver Documents, the New Senior Secured Debt Documents, the Secured Debt Documents, the Unsecured Debt Documents, the Extended Unsecured Bridge Loan Agreement, the Equity Unsecured Bridge Loan Settlement, the Plan Supplement or related agreements, instruments or other documents created or entered into before or during the Chapter 11 Cases, the distribution of securities pursuant to the Plan, or upon any other act or omission, transaction, agreement, event or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing; provided, however, that nothing in this Article VIII.B shall be construed to release any party or entity from gross negligence, fraud, or willful misconduct, as determined by a Final Order; provided, further, that notwithstanding any language to the contrary contained in the Disclosure Statement, the Plan, and/or the Confirmation Order, no provision shall preclude the U.S. Securities and Exchange Commission from enforcing its police and regulatory powers. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any of the Restructuring Transactions, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan.
Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtors Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtors Release is: (1) in exchange for the good and valuable consideration provided by the Released Parties; (2) a good faith settlement and compromise of the Claims released by the Debtors Release; (3) in the best interests of the Debtors and all holders of Claims and Interests; (4) fair, equitable, and reasonable; (5) given and made after due notice and opportunity for hearing; and (6) a bar to any of the Debtors, the Reorganized Debtors, or the Debtors’ Estates asserting any Claim or Cause of Action released pursuant to the Debtors’ Release.
C.    Releases by Holders of Claims and Interests
On and after the Effective Date, to the fullest extent allowed by applicable law, and except as otherwise specifically provided in the Plan or the Confirmation Order, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed and includes the obligations of the Debtors under the Plan and the contributions of the Released Parties to facilitate and implement that Plan, each Releasing Party shall be

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deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Debtors, the Reorganized Debtors, their Estates, and the Released Parties from any and all claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims, asserted or assertable on behalf of a Debtor, the Estates, the holder of any Claim, or any other Person or Entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that such Person or Entity ever had, now has, or hereafter can, shall, or may have, or would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Person or Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts and the negotiation, formulation or preparation of any transactions or documents in connection therewith, the Debtors’ intercompany transactions, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the purchase, sale, or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, including any tender rights provided under any applicable law, rule, or regulation, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by the Plan, the business or contractual arrangements and any other transaction or other arrangement between any Debtor or Estate and any Releasing Party, the CBCA Proceedings, the Chapter 11 Cases, the pursuit of confirmation of the Plan, the Restructuring Transactions, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, or preparation of the Plan, the Disclosure Statement, the Definitive Documents, the Restructuring Support Agreement, the Subscription Agreement, the Investor Rights Agreement, the Private Placement Documents, the Exit Revolver Documents, the New Senior Secured Debt Documents, the Secured Debt Documents, the Unsecured Debt Documents, the Extended Unsecured Bridge Loan Agreement, the Equity Unsecured Bridge Loan Settlement, the Plan Supplement or related agreements, instruments or other documents created or entered into before or during the Chapter 11 Cases, the distribution of Securities pursuant to the Plan, or upon any other act or omission, transaction, agreement, event or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing; provided, however, that nothing in this Article VIII.C shall be construed to release any party or entity from gross negligence, fraud, or willful misconduct, as determined by a Final Order Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any of the Restructuring Transactions, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan.
Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Third-Party Release is: (1) consensual; (2) essential to Confirmation of the Plan; (3) given in exchange for the good and valuable consideration provided by the Released Parties; (4) a good faith settlement and compromise of the Claims released by the Third-Party Release; (5) in the best interests of the Debtors and all holders of Claims and Interests; (6) fair, equitable, and reasonable;

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(7) given and made after due notice and opportunity for hearing; and (8) a bar to any of the Releasing Parties asserting any Claim or Cause of Action released pursuant to the Third-Party Release.
D.    Exculpation
Except as otherwise specifically provided in the Plan, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from, any Exculpated Claim, obligation, claims, cause of action or liability for any Exculpated Claim, except for gross negligence, fraud, or willful misconduct (to the extent such duty is imposed by applicable non-bankruptcy law) as determined by a Final Order, but in all respects such Persons or Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Debtors and the Reorganized Debtors and, to the extent applicable, the other Exculpated Parties (and each of their respective Affiliates, agents, directors, officers, employees, advisors and attorneys) have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of the Plan securities pursuant to the Plan, and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan. For the avoidance of doubt, this exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any other applicable law or rules protecting such Exculpated Parties from liability.
E.    Discharge of Claims and Termination of Interests
Except as otherwise provided in the Plan, and effective as of the Effective Date: (i) the rights afforded herein and the treatment of all Claims and Interests herein will be in exchange for and in complete satisfaction, settlement, discharge, and release of all Claims and Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtors or any of their assets, property, or Estates; (ii) the Plan will bind all holders of Claims and Interests, notwithstanding whether any such holders were solicited under the Plan, abstained from voting to accept or reject the Plan, or voted to reject the Plan; (iii) all Claims and Interests will be satisfied, discharged, and released in full, and the Debtors’ liability with respect thereto will be extinguished completely, including any liability of the kind specified under section 502(g) of the Bankruptcy Code; and (iv) except as otherwise expressly provided for in the Plan, all entities will be precluded from asserting against, derivatively on behalf of, or through, the Debtors, the Debtors’ Estates, the Reorganized Debtors, each of their successors and assigns, and each of their assets and properties, any other Claims or Interests based upon any documents, instruments or any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date.
F.    Injunction
FROM AND AFTER THE EFFECTIVE DATE, ALL PERSONS ARE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY

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MANNER, ANY CAUSE OF ACTION RELEASED OR TO BE RELEASED PURSUANT TO THE PLAN OR THE CONFIRMATION ORDER.
FROM AND AFTER THE EFFECTIVE DATE, TO THE EXTENT OF THE RELEASES AND EXCULPATION GRANTED IN THIS ARTICLE VIII, THE RELEASING PARTIES SHALL BE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER AGAINST THE RELEASED PARTIES AND THEIR ASSETS AND PROPERTIES, AS THE CASE MAY BE, ANY SUIT, CAUSE OF ACTION, OR OTHER PROCEEDING, ON ACCOUNT OF OR RESPECTING ANY CLAIM, DEMAND, LIABILITY, OBLIGATION, DEBT, RIGHT, CAUSE OF ACTION, INTEREST, OR REMEDY RELEASED OR TO BE RELEASED PURSUANT TO THIS ARTICLE VIII OR THE CONFIRMATION ORDER
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS WHO HAVE HELD, HOLD, OR MAY HOLD CLAIMS, OR INTERESTS THAT HAVE BEEN RELEASED OR DISCHARGED PURSUANT TO THIS ARTICLE VIII OR ARE SUBJECT TO EXCULPATION PURSUANT TO THIS ARTICLE VIII ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS: (1) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR INTERESTS; (2) ENFORCING, ATTACHING, COLLECTING, OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE, OR ORDER AGAINST SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR INTERESTS; (3) CREATING, PERFECTING, OR ENFORCING ANY ENCUMBRANCE OF ANY KIND AGAINST SUCH RELEASED PARTIES OR AGAINST THE PROPERTY OR ESTATES OF SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR INTERESTS; (4) ASSERTING ANY RIGHT OF SETOFF, SUBROGATION, OR RECOUPMENT OF ANY KIND AGAINST ANY OBLIGATION DUE FROM THE DEBTORS, THE REORGANIZED DEBTORS, OR AGAINST THE PROPERTY OR INTERESTS IN PROPERTY OF THE DEBTORS OR THE REORGANIZED DEBTORS ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR INTERESTS; AND (5) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR INTERESTS RELEASED, SETTLED, OR DISCHARGED PURSUANT TO THE PLAN.
THE RIGHTS AFFORDED IN THE PLAN AND THE TREATMENT OF ALL CLAIMS, AND INTERESTS HEREIN SHALL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION OF ALL CLAIMS, AND INTERESTS OF ANY NATURE WHATSOEVER, INCLUDING ANY INTEREST ACCRUED ON CLAIMS FROM AND AFTER THE PETITION DATE, AGAINST THE DEBTORS OR ANY OF THEIR ASSETS, PROPERTIES, OR ESTATES. ON THE EFFECTIVE DATE, ALL SUCH CLAIMS SHALL

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BE FULLY RELEASED AND DISCHARGED, AND THE INTERESTS SHALL BE CANCELLED.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR HEREIN OR IN OBLIGATIONS ISSUED PURSUANT HERETO FROM AND AFTER THE EFFECTIVE DATE, ALL CLAIMS SHALL BE FULLY RELEASED AND DISCHARGED, AND ALL INTERESTS SHALL BE CANCELLED, AND THE DEBTORS’ LIABILITY WITH RESPECT THERETO SHALL BE EXTINGUISHED COMPLETELY, INCLUDING ANY LIABILITY OF THE KIND SPECIFIED UNDER SECTION 502(G) OF THE BANKRUPTCY CODE.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS SHALL BE PRECLUDED FROM ASSERTING AGAINST THE DEBTORS, THEIR ESTATES, THE REORGANIZED DEBTORS, EACH OF THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AND EACH OF THEIR ASSETS AND PROPERTIES, AND EACH OF THE RELEASED PARTIES, ANY OTHER CLAIMS OR INTERESTS BASED UPON ANY DOCUMENTS, INSTRUMENTS, OR ANY ACT OR OMISSION, TRANSACTION, OR OTHER ACTIVITY OF ANY KIND OR NATURE THAT OCCURRED BEFORE THE EFFECTIVE DATE.
G.    Term of Injunctions or Stays
Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and existing on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.
H.    Release of Liens
Except as otherwise expressly provided in the Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, including the Exit Revolver Documents and the New Senior Secured Debt Documents, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan and the effectiveness of the Exit Revolver Documents and the New Senior Secured Debt Documents, all mortgages, deeds of trust, Liens, pledges, and other security interests against any property of the Debtor’s Estate shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, and other security interests shall revert to the Reorganized Debtor and each of its successors and assigns.

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ARTICLE IX

CONDITIONS PRECEDENT TO THE EFFECTIVE DATE
A.    Conditions Precedent to the Effective Date
The following are conditions precedent to the Effective Date, unless such conditions have been waived pursuant to the provisions of Article IX.B:
1.    (a) The Restructuring Support Agreement shall not have been terminated as to all parties in accordance with the terms thereof, and such Restructuring Support Agreement shall be in full force and effect, and (b) all conditions to closing set forth in the Restructuring Support Agreement shall have been satisfied or waived in accordance with its terms.
2.    (a) The Subscription Agreement shall not have been terminated as to all parties in accordance with the terms thereof, and such Subscription Agreement shall be in full force and effect, and (b) all conditions to closing set forth in the Subscription Agreement shall have been satisfied or waived in accordance with its terms.
3.    The Confirmation Order (a) shall be in form and substance consistent with the Restructuring Support Agreement and acceptable to the Debtors, the Required Consenting Creditors, and the Majority Private Placement Parties, (b) shall approve the Disclosure Statement with respect to the Plan as containing adequate information within the meaning of section 1125 of the Bankruptcy Code, (c) shall include a finding by the Bankruptcy Court that the New CIC Shares to be issued on account of the Unsecured Debt Claims and Secured Debtholder Equity Distribution (if any) on the Effective Date will be authorized and exempt from registration under applicable securities law pursuant to section 1145 of the Bankruptcy Code, and (d) shall approve entry into the Exit Revolver, the New Senior Secured Term Loans, and the New Senior Secured Notes as provided in Article V of the Plan.
4.    (a) The Confirmation Order shall have been entered by the Bankruptcy Court and (b) such order shall have become a Final Order that has not been stayed or modified or vacated;
5.    The Plan and the Plan Supplement, including any schedules, documents, supplements and exhibits thereto shall be in form and substance consistent with the Restructuring Support Agreement and acceptable to the Debtors, the Required Consenting Creditors, and the Majority Private Placement Parties, as applicable, and consistent with the other provisions of this Plan.
6.    The Definitive Documents shall be in form and substance consistent with the Restructuring Support Agreement and acceptable to the Required Consenting Creditors and the Majority Private Placement Parties, as applicable, and consistent with the other provisions of this Plan.
7.    All governmental and material third party approvals and consents, including Bankruptcy Court approval, that are necessary to implement the Restructuring Transactions shall have been obtained, not be subject to unfulfilled conditions, and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by

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any competent authority that would restrain, prevent, or otherwise impose materially adverse conditions on such transactions.
8.    The Reorganized Debtors shall have executed and delivered the New Senior Secured Debt Documents, and all conditions precedent to effectiveness of the New Senior Secured Term Loans and New Senior Secured Notes, other than any conditions related to the occurrence of the Effective Date, shall have been satisfied or waived in accordance with the terms thereof.
9.    All conditions precedent to the issuance of the New CIC Shares other than any conditions related to the occurrence of the Effective Date, shall have occurred.
10.    The Debtors shall have executed and delivered to the Private Placement Parties the Investor Rights Agreement.
11.    The Reorganized Debtors shall have at least $200 million in Cash on hand immediately following the Effective Date; provided that such Cash on hand amount may be adjusted in accordance with the terms of the Restructuring Support Agreement.
12.    The fees and expenses of the Initial Consenting Creditors Advisors shall have been paid in full in Cash in accordance with the Restructuring Support Agreement and the applicable fee arrangements entered into by the Debtors and such advisors, whether incurred prior to or during the pendency of the Chapter 11 Cases, provided that the Initial Consenting Creditors Advisors shall have provided the Debtors with invoices for all such fees and expenses at least three (3) Business Days prior to the Effective Date.
13.    All actions, documents, certificates, and agreements necessary to implement this Plan shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable governmental units in accordance with applicable laws.
B.    Waiver of Conditions
The Debtors may, with the consent of the Required Consenting Creditors and the Majority Private Placement Parties (each not to be unreasonably withheld), waive the conditions to Confirmation of the Plan and to consummation of the Plan set forth in this Article IX at any time without leave of or order of the Bankruptcy Court and without any formal action.
C.    Substantial Consummation
“Substantial consummation” of the Plan, as defined in section 1101(2) of the Bankruptcy Code, shall be deemed to occur on the Effective Date.
D.    Effect of Failure of Conditions
If the Effective Date of the Plan does not occur, the Plan will be null and void in all respects and nothing contained in the Plan or the Disclosure Statement will: (a) constitute a waiver or release of any claims by or Claims against or Interests in the Debtors; (b) prejudice in any manner the rights of the Debtors, any holders, or any other Entity; (c) constitute an

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allowance of any Claim or Interest; or (d) constitute an admission, acknowledgment, offer or undertaking by the Debtors, any holders of Claims or Interests, or any other Entity in any respect.
ARTICLE X

MODIFICATION, REVOCATION OR WITHDRAWAL OF THE PLAN
A.    Modification and Amendments
Subject to the limitations contained in the Plan, and subject to the terms of the Restructuring Support Agreement, (i) the Debtors reserve the right in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order, including amendments or modifications to satisfy section 1129(b) of the Bankruptcy Code, and (ii) after entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as the case may be, may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code. Notwithstanding the foregoing, the Confirmation Order shall authorize the Debtors or the Reorganized Debtors, as the case may be, with the consent of the Required Consenting Creditors, to make appropriate technical adjustments, remedy any defect or omission, or reconcile any inconsistencies in the Plan, the documents included in the Plan Supplement, any and all exhibits to the Plan, and/or the Confirmation Order, as may be necessary to carry out the purposes and effects of the Plan, provided, however, that such action does not materially and adversely affect the treatment of holders of Allowed Claims or Interests pursuant to the Plan.
B.    Effect of Confirmation on Modifications
Entry of a Confirmation Order shall mean that all modifications or amendments to the Plan occurring after the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or re-solicitation under Bankruptcy Rule 3019.
C.    Revocation or Withdrawal of the Plan
The Debtors reserve the right, subject to the Restructuring Support Agreement, to revoke or withdraw the Plan before the Confirmation Date. If the Debtors revoke or withdraw the Plan, or if the Confirmation Date or the Effective Date of the Plan does not occur, the Plan, any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Interest or Class of Claims or Interests), the assumption or rejection of Executory Contracts, Unexpired Leases or benefit plans effected by the Plan, any release, Exculpation, or indemnification provided for in the Plan, and any document or agreement executed pursuant to the Plan shall be null and void. In such event, nothing contained herein, and no acts taken in preparation for consummation of the Plan shall be deemed to constitute a waiver or release of any Claims by or against or Interests in the Debtors or any other Person, to prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors, or to constitute an admission of any sort by the Debtors or any other Person.

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ARTICLE XI

RETENTION OF JURISDICTION
Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases and all matters arising out of or related to the Chapter 11 Cases and the Plan including jurisdiction to:
1.    allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Administrative Expense Claim and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims;
2.    decide and resolve all matters related to the granting and denying, in whole or in part, of any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;
3.    resolve any matters related to the assumption, assignment or rejection of any Executory Contract or Unexpired Lease to which any Debtor is party or with respect to which any Debtor or Reorganized Debtor may be liable and to adjudicate and, if necessary, liquidate, any Claims arising therefrom, including those matters related to any amendment to this Plan after the Effective Date to add Executory Contracts or Unexpired Leases to the list of Executory Contracts and Unexpired Leases to be assumed;
4.    ensure that distributions to holders of Allowed Claims are accomplished pursuant to the provisions of the Plan;
5.    adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;
6.    adjudicate, decide, or resolve any and all matters related to any Cause of Action;
7.    adjudicate, decide, or resolve any and all matters related to section 1141 of the Bankruptcy Code;
8.    resolve any avoidance or recovery actions under sections 105, 502(d), 542 through 551 and 553 of the Bankruptcy Code;
9.    resolve any cases, controversies, suits, disputes, or Causes of Action that may arise in connection with the consummation, interpretation or enforcement of the Plan or any Person’s obligations incurred in connection with the Plan;
10.    issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person with consummation or enforcement of the Plan;

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11.    resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the discharge, releases, injunctions, exculpations, indemnifications and other provisions contained in Article VIII hereof and enter such orders as may be necessary or appropriate to implement such releases, injunctions and other provisions;
12.    resolve any cases, controversies, disputes, or Causes of Action with respect to the repayment or return of distributions and the recovery of additional amounts owed by the holder of a Claim or Interest for amounts not timely repaid pursuant to Article VII hereof;
13.    enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;
14.    adjudicate any and all disputes arising from or relating to distributions under the Plan;
15.    adjudicate any and all objections or disputes relating to the payment of post-Confirmation Date fees and expenses incurred by the Debtors’ Professionals on or after the Confirmation Date;
16.    consider any modifications of the Plan, cure any defect or omission, or reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;
17.    hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan or the Confirmation Order, including disputes arising under agreements, documents, or instruments executed in connection with the Plan;
18.    hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;
19.    hear and determine all disputes involving the existence, nature or scope of the Debtors’ discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred before or after the Effective Date;
20.    determine any other matters that may arise in connection with or related to the Plan, the Disclosure Statement, the Plan Supplement, or the Confirmation Order;
21.    enforce all orders previously entered by the Bankruptcy Court;
22.    hear any other matter not inconsistent with the Bankruptcy Code; and
23.    enter an order or final decree concluding or closing the Chapter 11 Cases.
The Plan shall not modify the jurisdictional provisions of the Exit Revolver Documents, the New Senior Secured Debt Documents, the Amended Organizational Documents for any of the Reorganized Debtors, the Management Incentive Plan Agreements, and any documents set forth in the Plan Supplement. Notwithstanding anything herein to the contrary, on and after the Effective Date, the Bankruptcy Court’s retention of jurisdiction pursuant to the Plan shall not

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govern the enforcement or adjudication of any rights or remedies with respect to or as provided in the Exit Revolver Documents or the New Senior Secured Debt Documents, and the jurisdictional provisions of such documents shall control.
ARTICLE XII

MISCELLANEOUS PROVISIONS
A.    Immediate Binding Effect
Subject to Article IX hereof, and notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062, as of the Effective Date, the terms of the Plan and the Plan Supplement shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized Debtors, and any and all holders of Claims or Interests (irrespective of whether such Claims or Interests are deemed to have accepted the Plan), all Persons that are parties to or are subject to the settlements, compromises, releases, discharges and injunctions described in the Plan, each Person acquiring property under the Plan, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors.
B.    Additional Documents
On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Debtors or Reorganized Debtors, as applicable, and all holders of Claims receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.
C.    Dissolution of any Statutory Committee
On the Effective Date, any statutory committee formed in connection with the Chapter 11 Cases shall dissolve automatically and all members thereof shall be released and discharged from all rights, duties and responsibilities arising from or related to the Chapter 11 Cases.
D.    Reservation of Rights
The Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the Plan, any statement or provision contained in the Plan, or any action taken or not taken by any Debtor with respect to the Plan, the Disclosure Statement, or any Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the holders of Claims or Interests before the Effective Date.
E.    Successors and Assigns
The rights, benefits and obligations of any Person named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or

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assign, Affiliate, officer, director, manager, agent, representative, attorney, beneficiaries or guardian, if any, of each Person.
F.    Notices
All notices, requests, and demands to or upon the Debtors to be effective shall be in writing (including by electronic or facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

1.	if to the Debtors or the Reorganized Debtors:

Concordia International Corp. 277 Lakeshore Road E. Suite 302 Oakville, Ontario L6J 1H9 Attn: Francesco Tallarico, Esq. Tel: (905) 842-5150 Fax: (905) 842-5154 Email: Francesco.Tallarico@concordiarx.com

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Attn: Paul D. Leake, Esq.
         Shana A. Elberg, Esq.
Tel.: (212) 735-3000
Fax.: (212) 735-2000
Email: Paul.Leake@skadden.com
            Shana.Elberg@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Suite 2700
Chicago, Illinois 60606
Attn: Carl T. Tullson, Esq.
Tel.: (312) 407-0379
Fax.: (312) 827-9436
Email: carl.tullson@skadden.com

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and

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7
Attn: Robert J. Chadwick, Esq., Brendan O’Neill, Esq., and Caroline Descours, Esq.
Tel: (416) 979-2211
Fax: (416) 979-1234
Email: Rchadwick@goodmans.ca
           Boneill@goodmans.ca
           Cdescours@goodmans.ca

2.	if to any of the Consenting Secured Debtholders:

White & Case LLP
1221 Avenue of the Americas
New York, NY
10020
Attention: Thomas E Lauria, Esq. and Harrison Denman, Esq.
Email: tlauria@whitecase.com
            hdenman@whitecase.com
and
5 Old Broad Street
London, UK
EC2N 1DW
Tel.: (416) 362-2111
Fax.:  (416) 862-6666
Attention: Christian Pilkington, Esq. and Ben Davies, Esq.
Email: cpilkington@whitecase.com
           bdavies@whitecase.com
and
Osler, Hoskin & Harcourt LLP
100 King Street West, Suite 6200
Toronto, Ontario
M5X 1B8

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Attn: Marc Wasserman, Esq. & Martino Calvaruso, Esq. Tel.: (416) 362-2111 Fax.: (416) 862-6666 Email: mwasserman@osler.com mcalvaruso@osler.com

3.	if to any of the Consenting Unsecured Debtholders:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY
10019-6064
Attn: Andrew N. Rosenberg, Esq. and Jacob A. Adlerstein, Esq.
Tel.:    (212) 373-3000
Fax.:   (212)757-3990
Email: arosenberg@paulweiss.com
                         jadlerstein@paulweiss.com

and

Ashurst LLP
5 Appold Street
London, UK
EC2A 2AG
Attn: Giles Boothman, Esq. and Amrit Khosa, Esq.
Email: giles.boothman@ashurst.com
           amrit.khosa@ashurst.com

and

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 130
Toronto, Ontario
M5X 1A4
Attn: Kevin Zych, Esq. and Sean Zweig, Esq.
Email: zychk@bennettjones.com
           zweigs@bennettjones.com

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G.    Entire Agreement
Except as otherwise indicated, the Plan, and the Plan Supplement supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings and representations on such subjects, all of which have become merged and integrated into the Plan.
H.    Severability of Plan Provisions
If, before Confirmation of the Plan, any term or provision of the Plan is held by the Bankruptcy Court or any other court exercising jurisdiction to be invalid, void, or unenforceable, the Bankruptcy Court or other court exercising jurisdiction shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation. Notwithstanding the foregoing, if any provision of the Plan is materially altered or rendered unenforceable, the Plan shall not be confirmed without the written consent of the Debtors and the Required Consenting Creditors.
I.    Exhibits
All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are filed, copies of such exhibits and documents shall be available at the Bankruptcy Court’s website at https://ecf.nysb.uscourts.gov or at the website of http://dm.epiq11.com/[●].
J.    Votes Solicited in Good Faith
Upon entry of the Confirmation Order, the Debtors and, to the extent applicable, the Exculpated Parties, will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code and any applicable non-bankruptcy law, and pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and their respective Affiliates, agents, representatives, members, principals, shareholders, officers, directors, employees, advisors and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale and purchase of Plan securities offered and sold under the Plan, and, therefore, will have no liability for the violation of any applicable law, rule or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale or purchase of the New CIC Shares offered and sold under the Plan.
K.    Closing of the Chapter 11 Cases
After an Estate has been fully administered, the Reorganized Debtors shall promptly seek authority from the Bankruptcy Court to close the applicable Chapter 11 Case in accordance with the Bankruptcy Code and the Bankruptcy Rules.

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L.    Conflicts
Except as set forth in the Plan, to the extent that any provision of the Disclosure Statement or any other order (other than the Confirmation Order) referenced in the Plan (or any exhibits, schedules, appendices, supplements, or amendments to any of the foregoing), conflict with or are in any way inconsistent with any provision of the Plan, the Plan shall govern and control; provided, however, that if there is a conflict between this Plan and a Plan Supplement document, the Plan Supplement document shall govern and control. For the avoidance of doubt, in the event of any inconsistency between this Plan (including the Plan Supplement) and the Confirmation Order, the Confirmation Order shall govern.
After the Effective Date, the Debtors may, in their sole discretion, notify Entities that, in order to continue receiving documents pursuant to Bankruptcy Rule 2002, such Entities must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Debtors are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Persons who have filed such renewed requests.
M.     Waiver or Estoppel
Each holder of a Claim or an Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Interest should be Allowed in a certain amount, in a certain priority, secured or not subordinated by virtue of an agreement made with the Debtors or their counsel, or any other Entity, if such agreement was not disclosed in the Plan, the Disclosure Statement, the Restructuring Support Agreement, or papers filed with the Bankruptcy Court prior to the Confirmation Date.
Dated: May 15, 2018
Respectfully submitted,
Concordia International Corp., on behalf of itself and each of the other Debtors
By: /s/ David Price
Name: David Price
Title: Chief Financial Officer

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EXHIBIT A
TO THE JOINT PREPACKAGED CHAPTER 11 PLAN
OF CONCORDIA INTERNATIONAL CORP., ET AL.
RESTRUCTURING SUPPORT AGREEMENT

For the Restructuring Support Agreement, See Exhibit A of the Chapter 11 Plan, Found In Appendix O of the CBCA Information Circular

Exhibit B
Liquidation Analysis

B-1

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LIQUIDATION ANALYSIS

I.	Overview
In order for a chapter 11 plan to be confirmed, a bankruptcy court must find that the plan is in the “best interests” of all holders of claims and interests that are impaired by the plan and that have not accepted the plan. Often called the “best interests” test, section 1129(a)(7) of the Bankruptcy Code1 requires the Bankruptcy Court to find that each holder of an Impaired Claim or Interest either (i) has accepted the Plan or (ii) will receive under the Plan property of a value, as of the Effective Date, that is not less than the value that such holder would recover if the Debtors were liquidated under chapter 7 of the Bankruptcy Code. Accordingly, asset values discussed herein may be different than amounts referred to in the Plan. The analysis (the “Liquidation Analysis”) is based upon certain assumptions discussed herein and in the Disclosure Statement.
NEITHER THE DEBTORS NOR THEIR ADVISORS MAKE ANY REPRESENTATIONS OR WARRANTIES REGARDING THE ACCURACY OF THE ESTIMATES AND ASSUMPTIONS CONTAINED HEREIN, OR A CHAPTER 7 TRUSTEE’S (THE “TRUSTEE”) ABILITY TO ACHIEVE FORECASTED RESULTS. IN THE EVENT THAT THESE CHAPTER 11 CASES ARE CONVERTED TO A CHAPTER 7 LIQUIDATION, ACTUAL RESULTS COULD VARY MATERIALLY FROM THE ESTIMATES AND PROJECTIONS SET FORTH IN THIS LIQUIDATION ANALYSIS.

II.	Underlying Assumptions and Disclaimer
This Liquidation Analysis was prepared in connection with the filing of the Disclosure Statement and Plan. The Debtors have prepared this Liquidation Analysis based on a hypothetical liquidation under chapter 7 of the Bankruptcy Code. The determination of the costs of, and proceeds from, the hypothetical liquidation of the Debtors’ assets in a chapter 7 case is an uncertain process involving the extensive use of estimates and assumptions that, although considered reasonable by the Debtors, are inherently subject to significant business, economic, and competitive uncertainties and contingencies beyond the control of the Debtors, their management and their advisors. Inevitably, some assumptions in the Liquidation Analysis may not materialize in an actual chapter 7 liquidation, and unanticipated events and circumstances could affect the ultimate results in an actual chapter 7 liquidation.
The Plan consists of 23 separate chapter 11 plans—one Plan for each of the Debtors that will emerge as a reorganized entity. The Liquidation Analysis, accordingly, does not substantively consolidate any of the Debtors’ estates. That being said, while the Liquidation Analysis was prepared on a legal entity basis, it is also summarized into an aggregated report.
This Liquidation Analysis presents the Debtors’ determination of hypothetical liquidation value of their business if a Trustee were appointed and charged with winding down each Debtor’s estate. Under a chapter 7 liquidation, it is assumed that the Trustee would sell all of the Debtors’ major assets or surrender them to the respective lien holders, and the proceeds generated (the “Liquidation Proceeds”), net of liquidation related costs, would then be distributed to holders of Claims in accordance with applicable law.

1
Capitalized term used herein but not otherwise defined shall have the meaning ascribed to such term in the Joint Prepackaged Chapter 11 Plan of Reorganization of Concordia International Corp., et al., Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”).

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The Liquidation Analysis assumes conversion of the Debtors’ chapter 11 cases to chapter 7 liquidation cases. Upon conversion, it is assumed that the Bankruptcy Court would appoint the Trustee to oversee the liquidation of the Debtors’ estates. As a baseline, the Liquidation Analysis used each Debtor’s unaudited assets and liabilities as of March 31, 2018, and then, as set forth herein, (a) the Debtors' forecasted balance of cash and cash equivalents and Secured Debt Claims were adjusted on a pro-forma basis taking into account the payment of accrued unpaid interest on the Secured Debt Claims as of March 31, 2018 to reflect and be consistent with the Claim amounts as shown in the Plan recovery analysis, and (b) the book values of certain assets and liabilities were adjusted, where appropriate, to reflect various probable offsets or adjustments deemed to be a more accurate predictor of value in a liquidation scenario. The Liquidation Analysis assumes that the Trustee does not possess the operational expertise or capability to continue to operate a global pharmaceuticals operation efficiently or safely for the extended period required to conduct a going-concern sale process. As a result, the Liquidation Analysis assumes the Trustee would shut down operations and commence an orderly liquidation on an expedited basis.
THE LIQUIDATION ANALYSIS IS NOT INTENDED AND SHOULD NOT BE USED FOR ANY OTHER PURPOSE THAN EXPLAINED ABOVE. THE LIQUIDATION ANALYSIS DOES NOT PURPORT TO BE A VALUATION OF THE DEBTORS’ ASSETS AS A GOING CONCERN, AND THERE MAY BE A SIGNIFICANT DIFFERENCE BETWEEN THE LIQUIDATION ANALYSIS AND THE VALUES THAT MAY BE REALIZED IN AN ACTUAL LIQUIDATION. THIS ANALYSIS ASSUMES “LIQUIDATION VALUES” BASED ON THE DEBTORS’ BUSINESS JUDGEMENT IN CONSULTATION WITH THE DEBTORS’ ADVISORS. WHILE THE DEBTORS MAKE NO ASSURANCES, IT IS POSSIBLE THAT PROCEEDS RECEIVED FROM GOING CONCERN SALE(S) OF THE DEBTORS’ ASSETS OR BUSINESS UNITS WOULD BE MORE THAN A HYPOTHETICAL LIQUIDATION VALUE, THE COSTS ASSOCIATED WITH THE SALE(S) WOULD BE LESS, FEWER CLAIMS WOULD BE ASSERTED AGAINST THE BANKRUPTCY ESTATES AND/OR CERTAIN ORDINARY COURSE CLAIMS WOULD BE ASSUMED BY THE BUYER OF THE DEBTORS’ BUSINESS. THE UNDERLYING FINANCIAL INFORMATION IN THE LIQUIDATION ANALYSIS WAS NOT COMPILED OR EXAMINED BY ANY INDEPENDENT ACCOUNTANTS. NEITHER THE DEBTORS NOR THEIR ADVISORS MAKE ANY REPRESENTATION OR WARRANTY THAT THE ACTUAL RESULTS WOULD OR WOULD NOT APPROXIMATE THE ESTIMATES AND ASSUMPTIONS REPRESENTED IN THE LIQUIDATION ANALYSIS. ACTUAL RESULTS COULD VARY MATERIALLY.

III.	Summary Notes to this Liquidation Analysis

1.	The Liquidation Analysis Depends on Estimates and Assumptions

The determination of the Liquidation Proceeds, and costs of the liquidation of the Debtors’ assets (the “Liquidation Costs”), is an uncertain process involving the extensive use of estimates and assumptions that, although considered reasonable by the Debtors, are inherently subject to significant business and economic uncertainties and contingencies beyond the control of the Debtors. Inevitably, some assumptions in the Liquidation Analysis may not materialize in an actual chapter 7 liquidation, and unanticipated events and circumstances could affect the ultimate results in an actual chapter 7 liquidation. The Debtors prepared the Liquidation Analysis for the sole purpose of establishing a reasonable good-faith estimate of the Liquidation Proceeds that would be generated if the Debtors’ assets were liquidated in accordance with chapter 7 of the Bankruptcy Code upon conversion of these chapter 11 Cases. The Liquidation Analysis is not intended and should not be used for any other purpose. The underlying financial information in the Liquidation Analysis was not compiled or examined by any independent accountants. Accordingly, while deemed reasonable based on the facts currently available, neither the Debtors nor their advisors make

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any representations or warranties that the actual results would or would not approximate the estimates and assumptions set forth in this Liquidation Analysis.

2.	Estimates of Claims

In preparing the Liquidation Analysis, the Debtors estimated Allowed Claims based on a review of their books and records as of March 31, 2018. The Liquidation Analysis also includes estimates for Claims that could be asserted and Allowed in a chapter 7 liquidation, including Administrative Claims, employee-related obligations, runoff costs (as detailed herein), the Trustee’s fees and expenses (the “Trustee Fees”), and other Allowed Claims. However, it should be noted that this Liquidation Analysis does not attempt to estimate any possible future Claims associated with the CMA investigation or unfavorable ruling from the HMRC. To date, the Bankruptcy Court has not estimated or otherwise fixed the total amount of Allowed Claims. For purposes of the Liquidation Analysis, the Debtors have estimated the amount of Allowed Claims and provided ranges of projected recoveries based on certain assumptions. Therefore, the Debtors’ estimates of Allowed Claims set forth in the Liquidation Analysis should not be relied upon for any purpose other than considering the hypothetical distributions of proceeds from the liquidation of the Debtors’ assets (the “Liquidation Distributions”). Nothing contained in the Liquidation Analysis is intended to be or constitutes a concession or admission by the Debtors. The actual amount of Allowed Claims in the chapter 11 Cases could materially differ from the estimated amounts set forth in the Liquidation Analysis.

3.	Conversion and Appointment of a Trustee

Upon conversion, it is assumed that the Trustee would be appointed to oversee the liquidation of the Debtors’ estates. As a baseline, the Liquidation Analysis used each Debtor’s unaudited assets and liabilities as of March 31, 2018, and then, as set forth herein, (i) the Debtors' forecasted balance of cash and cash equivalents and Secured Debt Claims were adjusted on a pro-forma basis taking into account the payment of accrued unpaid interest on the Secured Debt Claims as of March 31, 2018 to reflect and be consistent with the Claim amounts as shown in the Plan recovery analysis and (ii) the book values of certain assets and liabilities were adjusted, where appropriate, to reflect various probable offsets or adjustments deemed to be a more accurate predictor of value in a liquidation scenario. These unaudited estimates are derived from each Debtor’s financial statements or more recent financial information, where available. The Debtors do not believe the use of such estimates will result in a material change to the Liquidation Distributions and Claim holders’ recoveries in a chapter 7 scenario.

4.	Liquidation Process

The Liquidation Analysis assumes a liquidation of all of the Debtors’ assets, including (a) cash and equivalents, (b) accounts receivable, (c) inventories, (d) property, plant and equipment, (e) intellectual property and (f) other assets. The Liquidation Analysis assumes that the Trustee does not possess the operational expertise or capability to continue to operate a global pharmaceutical operation efficiently or safely for the extended period required to conduct a going concern sale process. Both the sale of marketable assets and the orderly

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liquidation of the intellectual property of the Debtors’ estates are assumed to occur over a period of three to six months and that as part of the liquidation process, Marketing Authorizations are not terminated and the Debtors are able to transfer its current CMO contracts. These activities are assumed to take place concurrently.

5.	Factors Considered in Valuing Hypothetical Liquidation Proceeds

Factors that could negatively impact the recoveries set forth in the Liquidation Analysis, include, but are not limited to: (a) turnover of key personnel; (b) challenging economic conditions; (c) delays in the liquidation process; (d) loss of market share to key competitors for certain generic drugs; (e) termination of Marketing Authorizations by regulatory bodies due to insolvency proceeding; (f) termination of CMO contracts limiting the Debtors ability to transfer said contracts; (g) the impact of future claims associated with the CMA investigation or unfavorable ruling from the HMRC; and (h) possible negative impacts from the new NHS Act that could affect the consideration received for the UK intellectual property. These factors may limit the amount of the Liquidation Proceeds available to the Trustee.

6.	Waterfall and Recovery Range

The Liquidation Analysis assumes that the Liquidation Proceeds will be reasonably available to the Trustee. After deducting the Liquidating Costs, including the Trustee Fees and the fees and expenses of the Trustee’s retained professionals, the Trustee would allocate net Liquidation Proceeds to holders of Claims and Interests at each Debtor entity in accordance with the priority scheme set forth in section 726 of the Bankruptcy Code. The Liquidation Analysis estimates Liquidation Distributions in the high and low recovery percentages for Claims and Interests upon the Trustee’s application of the Liquidation Proceeds. As a starting point, the Debtors used the unaudited March 31, 2018 financial statements as a proxy for expected asset values upon conversion (unless otherwise noted) and made pro-forma adjustments to those values (a) to reflect and be consistent with the Claim amounts as shown in the Plan recovery analysis and (b) to reflect, where appropriate, various probable offsets or adjustments deemed to be a more accurate predictor of value in a liquidation scenario. While the Debtors expect to continue to incur obligations in the ordinary course of business until the conversion (which obligations have not been reflected herein), the ultimate inclusion of such additional obligations is not expected to materially change the results of the Liquidation Analysis. The Liquidation Analysis does not reflect any potential recoveries that might be realized by the Trustee’s potential pursuit of any potential preference, fraudulent transfer or other litigation or avoidance actions. The Debtors have worked with their advisors to estimate ranges of recoveries as provided in this Liquidation Analysis. These ranges are estimates and should not be relied upon by any party. The Debtors do not provide assurance of any recovery in a chapter 7 scenario.

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IV.	Summary of Liquidation Analysis

| USD Million | Note | Book Value Q1 2018 | Pro-Forma Value Q1 2018 | Hypothetical Recovery % Low | Hypothetical Recovery % High | Hypothetical Recovery $ Low | Hypothetical Recovery $ High | Hypothetical Midpoint Recovery $ | Hypothetical Midpoint Recovery % |
|---|---|---|---|---|---|---|---|---|---|
| Cash And Marketable Securities | 1.A | 312.5 | 288.8 | 100.00% | 100.00% | 288.8 | 288.8 | 288.8 | 100.00% |
| Accounts Receivable - US | 1.B | 40.6 | 16.3 | 70.00% | 85.00% | 11.4 | 13.9 | 12.7 | 77.50% |
| Accounts Receivable - International | 1.B | 88.6 | 88.6 | 70.00% | 85.00% | 62.0 | 75.3 | 68.7 | 77.50% |
| Taxes Receivable | 1.C | 20.0 | 20.0 | 0.00% | 0.00% | - | - | - | 0.00% |
| Intercompany Receivable | 1.D | 156.0 | - | 0.00% | 0.00% | - | - | - | 0.00% |
| Inventory - Raw Materials | 1.E | 12.9 | 12.9 | 80.00% | 100.00% | 10.3 | 12.9 | 11.6 | 90.00% |
| Inventory - WIP | 1.E | 9.0 | 9.0 | 80.00% | 100.00% | 7.2 | 9.0 | 8.1 | 90.00% |
| Inventory - Finished Goods | 1.E | 45.6 | 45.6 | 80.00% | 100.00% | 36.5 | 45.6 | 41.1 | 90.00% |
| Prepaid Expenses & Other | 1.F | 18.3 | 18.3 | 10.00% | 20.00% | 1.8 | 3.7 | 2.7 | 15.00% |
| Property, Plant & Equipment, Net | 1.G | 1.8 | 1.8 | 10.00% | 20.00% | 0.2 | 0.4 | 0.3 | 15.00% |
| Intangible Assets - Product Rights | 1.H | 1,374.8 | 1,374.8 | 63.50% | 83.50% | 873.1 | 1,148.1 | 1,010.6 | 73.50% |
| Intangible Assets - Other | 1.I | 93.9 | 93.9 | 0.00% | 0.00% | - | - | - | 0.00% |
| Intangible Assets - Goodwill | 1.J | 253.7 | 253.7 | 0.00% | 0.00% | - | - | - | 0.00% |
| Investments in Subs – Restricted | 1.K | 5,701.8 | 8.6 | 100.00% | 100.00% | 8.6 | 8.6 | 8.6 | 100.00% |
| Investments in Subs – Unrestricted | 1.K | - | 48.0 | 100.00% | 100.00% | 48.0 | 48.0 | 48.0 | 100.00% |
| Deferred taxes | 1.L | (2.3) | 1.4 | 0.00% | 0.00% | - | - | - | 0.00% |
| Other | | - | 1.1 | 0.00% | 0.00% | - | - | - | 0.00% |
| **Total Assets** | | **8,127.2** | **2,282.9** | **59.05%** | **72.46%** | **1,348.0** | **1,654.2** | **1,501.1** | **65.75%** |
| **Administrative And Priority Claims:** | | | | | | | | | |
| Chapter 7 Trustee Fees | 2.A | | | | | (31.8) | (20.5) | (26.1) | |
| Chapter 7 Professional Fees | 2.A | | | | | (21.0) | (10.5) | (15.8) | |
| Runoff Costs | 2.A | | | | | (18.0) | (9.0) | (13.5) | |
| Priority Claim - Pre-Liquidation Professional Fees | 3.A | | | | | (4.0) | (3.0) | (3.5) | |
| Priority Tax Claims | 3.B | | | | | (69.5) | (69.5) | (69.5) | |
| **Total Administrative And Priority Claims** | | | | | | **(144.2)** | **(112.4)** | **(128.3)** | |
| **Net Proceeds Available For Distribution** | | | | | | **1,203.7** | **1,541.7** | **1,372.7** | |
| **Net Proceeds Breakdown** | | | | | | | | | |
| **Secured Claim Proceeds** | | | | | | | | | |
| Gross Estimated Proceeds Available For Distribution - For Secureds | | | | | | 1,300.0 | 1,606.2 | 1,453.1 | |
| Less: Administrative And Priority Claims - Secured Allocation | | | | | | (72.1) | (41.7) | (56.9) | |
| Less: Priority Tax Claims - Secured Allocation | | | | | | (66.3) | (67.0) | (66.7) | |
| **Net Proceeds Available For Distribution - Secureds** | | | | | | **1,161.6** | **1,497.5** | **1,329.5** | |
| **Unsecured Claim Proceeds** | | | | | | | | | |
| Gross Estimated Proceeds Available For Distribution - Unsecureds | | | | | | 48.0 | 48.0 | 48.0 | |
| Less: Administrative And Priority Claims - Unsecured Allocation | | | | | | (2.7) | (1.2) | (2.0) | |
| Less: Priority Tax Claims - Unsecured Allocation | | | | | | (3.1) | (2.4) | (2.8) | |
| **Net Proceeds Available For Distribution - Unsecureds** | | | | | | **42.2** | **44.3** | **43.2** | |
| **Net Proceeds Available For Distribution** | | | | | | **1,203.7** | **1,541.7** | **1,372.7** | |

**II. DISTRIBUTION OF PROCEEDS**

**Payment Of Secured Claims**

| **1st Lien Secured Claims** | | Book Value | Pro-Forma Value | Low | High | Low | High | $ | % |
|---|---|---|---|---|---|---|---|---|---|
| GBP Term Loan | 3.C | 676.6 | 669.0 | 53.23% | 68.63% | 356.1 | 459.1 | 407.6 | 60.93% |
| USD Term Loan | 3.C | 1,049.2 | 1,048.6 | 53.23% | 68.63% | 558.2 | 719.6 | 638.9 | 60.93% |
| 9.0% Senior 2022 Notes | 3.C | 365.6 | 350.0 | 53.23% | 68.63% | 186.3 | 240.2 | 213.3 | 60.93% |
| Asserted Swap Claim | 3.C | 114.4 | 114.4 | 53.23% | 68.63% | 60.9 | 78.5 | 69.7 | 60.93% |
| 1st Lien Deficiency Claims | | | | | | 22.6 | 23.3 | 22.9 | |
| **Total 1st Lien Secured Claims** | | **2,205.7** | **2,182.0** | **54.27%** | **69.70%** | **1,184.1** | **1,520.7** | **1,352.4** | **61.98%** |
| **Excess Proceeds Available For Payment Of 2nd Lien Claims** | | | | | | - | - | - | |
| **2nd Lien Secured Claims** | | | | | | | | | |
| Purchase Consideration Payable | 3.D | 8.4 | 7.0 | 0.00% | 0.00% | - | - | - | 0.00% |
| **Excess Proceeds Available For Payment Of General Unsecured Claims** | | | | | | - | - | - | |
| **Total Proceeds Available For Payment Of General Unsecured Claims** | | | | | | **19.8** | **21.0** | **20.3** | |

**Payment Of General Unsecured Claims**

| | | Book Value | Pro-Forma Value Low | Pro-Forma Value High | Low | High | Low | High | $ | % |
|---|---|---|---|---|---|---|---|---|---|---|
| **Unsecured Debt** | | | | | | | | | | |
| Extended Bridge Loan | 3.E | 109.4 | 109.4 | 109.4 | 1.12% | 1.20% | 1.2 | 1.3 | 1.3 | 1.16% |
| 7.0% Unsecured 2023 Notes | 3.E | 785.3 | 785.3 | 785.3 | 1.12% | 1.20% | 8.8 | 9.4 | 9.1 | 1.16% |
| 9.5% Unsecured 2022 Notes | 3.E | 850.8 | 850.8 | 850.8 | 1.12% | 1.20% | 9.6 | 10.2 | 9.9 | 1.16% |
| **Total Unsecured Debt** | | **1,745.6** | **1,745.6** | **1,745.6** | **1.12%** | **1.20%** | **19.8** | **21.0** | **20.3** | **1.16%** |
| **Other Unsecured Claims** | | | | | | | | | | |
| Purchase Consideration Payable Deficiency Claim | 3.F | 8.4 | 7.0 | 7.0 | 0.00% | 0.00% | - | - | - | 0.00% |
| Pre-Petition Accounts Payable | 3.F | 94.7 | 95.8 | 95.8 | 0.00% | 0.00% | 0.0 | 0.0 | 0.0 | 0.00% |
| Other | 3.F | 67.6 | 0.4 | 0.4 | 0.00% | 0.00% | - | - | - | 0.00% |
| **Total Other Unsecured Claims** | | **170.7** | **103.2** | **103.2** | **0.00%** | **0.00%** | **0.0** | **0.0** | **0.0** | **0.00%** |
| **Total General Unsecured Claims** | | | **1,848.8** | **1,848.8** | **1.08%** | **1.14%** | **19.8** | **21.0** | **20.3** | **1.10%** |
| **Proceeds Available To Shareholders** | | | | | | | - | - | - | |

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V.	Detailed Assumptions

As a baseline, the Liquidation Analysis used each of the Debtors’ unaudited assets and liabilities as of March 31, 2018, and then, as set forth herein, (i) the Debtors’ forecasted balance of cash and cash equivalents and Secured Debt Claims were adjusted on a pro-forma basis taking into account the payment of accrued unpaid interest on the Secured Debt Claims as of March 31, 2018 to reflect and be consistent with the Claim amounts as shown in the Plan recovery analysis, and (ii) the book values of certain assets and liabilities were adjusted, where appropriate, to reflect various probable offsets or adjustments deemed to be a more accurate predictor of value in a liquidation scenario.

1.	Proceeds from Liquidation of Assets

A.	Cash and Marketable Securities

The Liquidation Value for the Debtors is based on book cash as of March 31, 2018, adjusted for accrued unpaid interest of the Secured Debt Claims as of March 31, 2018. The Liquidation Analysis assumes that operations during the liquidation period would not generate additional cash available for distribution except for net proceeds from the disposition of non-cash assets. All cash and cash equivalents are assumed to be fully recoverable, however the recovery of balances in some locations would likely be impacted by withholding tax liabilities, which has not been contemplated for purposes of this analysis.

B.	Accounts Receivable

The analysis of accounts receivable assumes that the Trustee would retain certain existing staff to handle an aggressive collection effort for outstanding receivable balances for the entities undergoing liquidation. For purposes of this Liquidation Analysis, the Liquidation Values of trade accounts receivable and other receivables were estimated based on geographic region.

In North America, the Debtors record provisions for chargebacks related to the VA and PHS programs, returns from wholesalers, rebates owed to Medicaid, inventory management allowances owed to wholesalers, and other copays and discounts. These provisions totaled approximately $24 million as of March 31, 2018. Liquidation values were estimated to range from 70% to 85% of book value net of these provisions, to account for the impact of aged receivables and potential set-offs or other claims asserted by customers.

For trade receivables generated through the Debtors’ international operations, Liquidation Values were estimated to range from 70% to 85% of net book value to account for aged receivables and potential set-off or other claims asserted by customers.

Collections from the liquidation of the Debtors’ accounts receivable may be further impacted as customers potentially offset damage claims relating to contract

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rejections against the Debtors’ trade accounts receivable. These claims are difficult to estimate and no attempt to estimate them has been undertaken for this Liquidation Analysis.

C.	Tax Receivable

Tax receivable relates to potential taxes to be recovered by certain Debtors. This tax receivable is estimated, in part, based on tax return filing positions expected to be taken, but for which tax returns have not yet been prepared and/or filed. As such, the amount may be subject to adjustments based on actual information available at time of preparing and filing such tax returns. Given the estimate and uncertainty around the receivable and treatment by the relevant tax authority in a chapter 7 liquidation, a zero recovery has been assumed.

D.	Intercompany Receivables & Receivables from Affiliates

Intercompany receivables and receivables from affiliates reflect balances due from various entities, including both amounts owed from one Debtor entity to another Debtor entity, as well as amounts owed from non-Debtor entities to Debtor entities.

Intercompany receivables and receivables from affiliates owed from one Debtor entity to another Debtor entity are assumed to result in no net recovery because such claims would be treated as general unsecured claims and there would be no (or only de minimis) recoveries for unsecured claims.

This Liquidation Analysis does not assume any potential recovery from the collection of intercompany receivables and receivables from affiliates owed from non-Debtor entities to Debtor entities. However, the analysis includes the equity value of non-Debtor entities as discussed in K – Investments in Subsidiaries (below).

E.	Inventories

Inventories consist of the raw materials used in the production of pharmaceuticals, work in process inventory, and finished goods. As of March 31, 2018, inventories consisted of approximately 66% finished goods, approximately 13% work in process, and approximately 21% raw materials. The analysis assumes that inventory would be liquidated in conjunction with the related intellectual property. Due to the low book value relative to the eventual selling price of pharmaceuticals, the Liquidation Values were estimated to range from 80% to 100% of net book value (net of the provisions recorded for excess and obsolete inventory).

F.	Prepaid Expenses and Other

Prepaid expenses and other current assets primarily consist of deposits/advances for inventory purchases, funds advanced for work on clinical trials, prepaid insurance, prepaid rent, and other miscellaneous items. This Liquidation Analysis assumes a

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Liquidation Value of 10% to 20% of the net book values, as the vast majority of these balances either cannot be easily monetized or do not carry an actual cash value.

G.	Property, Plant & Equipment, Net

Property, plant and equipment (net) consists of buildings, leasehold improvements, computers, office furniture. This Liquidation Analysis assumes a Liquidation Value of 10% to 20% of the net book values due to the difficulty of liquidating these types of assets in a compressed timeframe.

H.	Intangible Assets – Product Rights

Intangible assets, including product rights, consist of value attributable to product rights and know how. This Liquidation Analysis assumes that the following factors could adversely impact the net proceeds from the sale of these assets in a liquidation: (a) short time period for the sale process run by the Trustee; (b) possible discounts buyers would require due to limited due diligence period; (c) the risk of maintaining contractual relationships with CMOs; and (d) the uncertainty around the ability to transfer Marketing Authorizations efficiently, among others.

For intangible assets associated with the international operations, the analysis assumes a Liquidation Value of 65% to 85% of book value due to the factors outlined above, as well as the unknown claims arising from the CMA investigation or unfavorable ruling from the HMRC and the unknown potential impacts of the NHS Act.

For intangible assets associated with the North American operations, this Liquidation Analysis assumes a recovery range of 60% to 80% of book value due to the factors outlined above and the more challenging competitive landscape in North America as compared to the Debtors’ international operations.

I.	Intangible Assets – Other

This category consists of value attributable to distributor and supplier relationships, internally generated intangible assets, and software.

This Liquidation Analysis assumes that the value of these assets would only be realized in a sale of the business as a going concern, and are not assumed to generate material value in a liquidation scenario.

J.	Intangible Assets - Goodwill

Goodwill is assumed to carry no value at liquidation.

8 | Page

Privileged & Confidential
For Discussion Purposes
Subject to FRE 408

K.	Investment in Subsidiaries

Investments in Subsidiaries consist of two primary components: (a) investment in 7 restricted non-debtor subsidiaries, and (b) investment in 19 unrestricted non-debtor subsidiaries.

The equity of restricted non-debtor subsidiaries is 100% pledged to the holders of Secured Debt Claims and totaled $9 million as of March 31, 2018.

The equity of unrestricted non-debtor subsidiaries is unencumbered. The analysis assumes that the equity value of these subsidiaries provides recovery for unsecured creditors, which was $48 million as of March 31, 2018.

Equity was calculated excluding goodwill, intercompany receivables/payables, and investments in subsidiaries.

L.	Deferred Taxes Recoverable

Deferred Taxes Recoverable are assumed to carry no value at liquidation.
.

2.	Estimated Costs

A.	Costs Associated with Liquidation

Trustee Fees

The Trustee Fees include those fees associated with the appointment of a Trustee in accordance with section 326 of the Bankruptcy Code. Trustee fees are estimated based on historical experience in other chapter 7 cases and are assumed to range from 1.5% to 3.0% of the asset proceeds, excluding cash and equivalents.

Chapter 7 Professional Fees

Chapter 7 professional fees include the cost of legal counsel, financial advisors, accountants and other professionals retained by a Trustee. This analysis assumes that professional fees would range from $10.5 million to $21.0 million, based on an estimate of $3.5 million per month during the primary liquidation phase (three months in the higher case scenario and six months in the lower case scenario).

Runoff Costs

The runoff costs assume that all employees remain on staff for 90 days following the conversion to liquidation to prepare for a liquidation process. A certain level of corporate staff is assumed to be retained over the liquidation period to assist the Trustee and its advisors to realize the projected liquidation values and assist the trustee to maintain the Debtors’ books and records and ongoing estate affairs. These

9 | Page

Privileged & Confidential
For Discussion Purposes
Subject to FRE 408

resources are assumed to diminish over time as the assets are liquidated or otherwise disposed of.

Transaction costs (such as those associated with brokers or liquidator fees) related to the liquidation of fixed assets and intangibles are not included as a separate cost of the liquidation process, but rather are incorporated within the expected recovery rates on different asset categories.

3.	Distribution of Proceeds

A.	Superpriority “Pre-Liquidation Professional Fee” Claims

Pursuant to various orders approving the retention of professionals, as issued by the Bankruptcy Court (the “Pre-Liquidation Professional Fees”), professional fees accrued prior to conversion of the Debtors’ chapter 11 cases are entitled to payment. The Pre-Liquidation Professional Fees are assumed to be paid out in their entirety after the Liquidation Costs of the chapter 7 estates.

The Pre-Liquidation Professional Fees included within this Liquidation Analysis reflect the potential estimate of the accrued and unpaid balances prior to a chapter 7 conversion. This analysis assumes that accrued and unpaid balances prior to a chapter 7 conversion would range from approximately $3 million to $4 million.

B.	Priority Tax Claims

This Liquidation Analysis assumes that the accrued tax amount of $69.5 million as of March 31, 2018 would be asserted at the Debtors where there are accruals and is assumed to be paid out in its entirety.

C.	Secured Lender Claims

For purposes of the Liquidation Analysis, it has been assumed that the Secured Debt Claims are related to the aggregate principal amount outstanding, net of any unamortized OID, plus accrued default interest. The pro forma balances reflect the payment of accrued unpaid interest on the Secured Debt Claims as of March 31, 2018. Additionally, the outstanding balances related to the Debtors’ swap obligations are considered to be a Secured Debt Claim.

All Liquidation Proceeds are assumed to be distributed for the benefit of the Secured Debt Claims, excluding the equity value of unrestricted subsidiaries, which is assumed to be distributed for the benefit of holders of Unsecured Notes Claims and General Unsecured Claims (including any deficiency claims arising in connection with the Secured Debt Claims).

The Liquidation Distributions are assumed to be net of Trustee Fees, professional fees, and runoff costs, which are allocated primarily to the Secured Debt Claims based on the pro rata split of Liquidation Proceeds realized from (a) the Debtors’

10 | Page

Privileged & Confidential
For Discussion Purposes
Subject to FRE 408

encumbered assets, and (b) unencumbered assets (i.e., the equity value of unrestricted subsidiaries).

D.	Purchase Consideration Payable

For purposes of this Liquidation Analysis, it has been assumed that claims arising under the Subordinated Promissory Note at certain Debtors are based on the fair value estimation as per the Company’s financial statements.

E.	Unsecured Notes Claims

For purposes of the Liquidation Analysis, it has been assumed that Unsecured Debt Claims are the face amount of the Claims, net of any unamortized OID and/or debt issuance costs as of the Petition Date, plus accrued interest as of March 31, 2018.

F.	Other General Unsecured Claims

General Unsecured Claims for purposes of the Liquidation Analysis include the deficiency claim of the purchase consideration payable, trade claims, and other accrued liabilities as of March 31, 2018.

Other general unsecured claims are asserted at each legal entity and receive a ratable share of the recovery of that legal entity. There are minimal unencumbered assets at the legal entities with other general unsecured claims, which results in minimal recoveries on an individual debtor and aggregated basis.

It is assumed that in a liquidation scenario, all executory contracts would be rejected. The full extent of damages to be paid out has not been estimated for purposes of this analysis due to the difficulty of estimating such claims.

11 | Page

Exhibit C
Organizational Structure

C-1

Exhibit D
Governance Term Sheet

D-1

GOVERNANCE TERM SHEET

1. PARTIES
Company	Concordia International Corp.
Company Group	The Company and its subsidiaries from time to time.
GSO	Funds managed, advised or sub-advised by GSO Capital Partners LP.
Nominating Committee
Means a committee consisting of each Shareholder Party that holds in excess of 7.5% of the Common Shares of the Company from time to time. Each Shareholder Party on the Nominating Committee shall have a single vote.

Plan Sponsors	GSO (provided GSO holds at least 12.5% of the Common Shares of the Company) and Solus (provided Solus holds at least 12.5% of the Common Shares of the Company).
Private Placement Parties
The Private Placement Parties (as defined in the Subscription Agreement), other than the Plan Sponsors. For the avoidance of doubt, where GSO or Solus ceases to qualify as a Plan Sponsor, it shall automatically become a Private Placement Party.

Shareholder Parties
The Plan Sponsors, the Private Placement Parties, and any other entity that acquires at least 5% of the Common Shares of the Company from another Shareholder Party in a single transaction by way of private agreement and is already a party or agrees to become a party to the Investor Rights Agreement.

Solus	Funds managed, advised or sub-advised by Solus Alternative Asset Management LP.
New Shareholders	Means any Initial Consenting Debtholder which will be a shareholder of the Company following the Effective Date.
2. DOCUMENTATION
Investor Rights Agreement
Each Shareholder Party shall be a party to an Investor Rights Agreement with the Company. The Investor Rights Agreement will include the terms set out in this Term Sheet. Any Shareholder Party that together with its affiliates owns less than 2.5% of the outstanding Common Shares of the Company may terminate the Investor Rights Agreement solely with respect to itself at any time following the Lock-Up Period (as defined below).
Company’s Articles	Certain of the rights granted to the Shareholder Parties in this Term Sheet shall be included in the articles of the Company.
3. BOARD STRUCTURE
Board Nomination Rights
The board of directors of the Company (the “Board”) shall consist of 7 directors, as described below.
The Board shall be comprised of the following individuals:
(i)    2 directors shall be appointed by each Plan Sponsor which holds at least 24.9% of the Common Shares of the Company;
(ii)    1 director shall be appointed by each Plan Sponsor which holds at least 12.5% but less than 24.9% of the Common Shares of the Company;
(iii)    1 director shall be the CEO of the Company; and
(iv)    the remaining directors (each an “Independent Director”) shall be independent for the purposes of the TSX Company Manual (for so long as the Company is listed on the TSX) and National Instrument 52-110 Audit Committees (for so long as the Company remains a reporting issuer in any jurisdiction in Canada). The majority of the Independent Directors shall have relevant experience in the industry in which the Company operates.

Nomination of Independent Directors
One of the Independent Directors shall require the support of (i) a majority of the Nominating Committee, and (ii) both Plan Sponsors.
All remaining Independent Directors shall require the support of (i) a majority of the Nominating Committee, and (ii) at least one of the Plan Sponsors.

Approval of the Initial Independent Directors	Prior to the Effective Date, the initial Independent Directors shall be nominated by the Nominating Committee (in the manner described above in “Nomination of Independent

1	Plan Sponsor board appointment rights to be effected by way of golden shares to be included in the articles of the Company.

Directors”) and be approved by the Shareholder Parties and New Shareholders holding a simple majority of the shares voted (determined on a pro forma basis as of the Effective Date).
Independent Directors Following the Effective Date
In the event of a resignation of an Initial Independent Director or the termination of an Initial Independent Director’s directorship within the 18 month period following the Effective Date, the replacement Independent Director(s) (each a “Replacement Independent Director”) shall be nominated by the Nominating Committee (in the manner described above in “Nomination of Independent Directors”) and appointed by the Board.
On and from the date falling 18 months after the Effective Date, any Replacement Independent Directors shall be nominated and appointed by the Board and serve until the next succeeding annual meeting of shareholders.
The re-election of each of the Independent Directors shall be put to a shareholder vote at each Annual General Meeting. Any such vote shall pass with the support of a simple majority of the shares cast at the Annual General Meeting, subject to the Company’s Majority Voting Policy.

Residency Requirements	At least two of the Independent Directors elected by the holders of Common Shares shall be resident Canadians and a majority of the board shall not be citizens or residents of the United States.
Director Resignation
Where a Plan Sponsor loses the right to appoint a director, such director(s) previously appointed by such Plan Sponsor shall promptly resign from the Board. Any replacement director shall be considered an Independent Director.
A director shall promptly resign from the Board upon the written request of the Plan Sponsor who appointed such director and the Board shall forthwith appoint another director designated by such Plan Sponsor to the Board.

Chairman	The Chairman will be selected by the board by majority vote. The Chairman shall not have a casting vote in the event of any deadlock.
4. INFORMATION RIGHTS

Information Rights
In addition to, and to the extent not inconsistent with, any information rights granted to shareholders of the Company by applicable law, the Shareholder Parties and/or any of their designated representatives shall have information rights in respect of the following matters, subject to the confidentiality restrictions in the Investor Rights Agreement:
(i)    Company books and records;
(ii)    Monthly management accounts;
(iii)    Annual budget;
(iv)    Details of any material claim (including in relation to the investigations currently being undertaken by the UK Competition and Markets Authority (the “CMA”); and
(v)    Information provided to any secured creditor or bondholder of the Company.
Further, the Company shall on request of any Shareholder Party provide to such person information regarding the financial condition, assets and operations of the Company Group and/or any member of the Company Group as such shareholder (as applicable) may reasonably request, provided that such request shall not unreasonably interfere with the operations of the Company Group.
Any Shareholder Party may determine not to receive any of the foregoing information.

5. EXIT EVENT
Exit Event
Means (i) a sale of Common Shares of the Company or a merger, amalgamation, arrangement or other business combination, in each case resulting in a change of control or (ii) the sale of all or substantially all of the Company Group’s assets.

Exit Event Committee
Subject to the prior consent of the Plan Sponsors, Shareholder Parties holding at least 33 1/3% of the then outstanding Common Shares of the Company may request that the Board of Directors form a sub‐committee to explore an Exit Event (the “Exit Event Committee”). Such Exit Event Committee shall be mandated to communicate with, and actively market the Company to, prospective investors. The Exit Event Committee shall be comprised of the following members:

(i)    The directors appointed by the Plan Sponsors; and
(ii)    Two of the Independent Directors.
Nothing herein shall restrict the ability of the Board to solicit or pursue an Exit Event on its own initiative in the absence of having first received a request to form an Exit Event Committee; provided that in the event an Exit Event Committee is formed during such time, the Board shall be entitled to continue soliciting and pursuing the Exit Event through the Exit Event Committee.

Exit Mechanics
The articles of the Company will provide that an Exit Event shall occur if:
(a) such Exit Event has been approved by a majority of the Board, including at least one Independent Director; and
(b) shareholders of the Company holding at least a majority of the Common Shares of the Company have consented in writing or have voted in favor of such Exit Event at a shareholder meeting.
All shareholders are deemed to have waived any dissent rights that may otherwise be available to such shareholder in respect of such Exit Event.

6. OTHER RIGHTS
Preemption Rights	The Shareholder Parties shall be entitled to customary preemptive participation rights with respect to any equity capital raises, subject to customary exceptions.
Delisting Rights
Within the 24 month period following the Effective Date, the Company may not voluntarily delist its Common Shares from the Toronto Stock Exchange unless shareholders of the Company holding at least 60% of the Common Shares of the Company have consented in writing or at least 60% of the Common Shares of the Company voted at a shareholder meeting have voted in favor of the delisting. Thereafter, any voluntary delisting shall be subject to applicable TSX rules.

Related Party Transactions	The Company Group may not enter into or effect a "related party transaction" (as defined in Multilateral Instrument 61-101): (a) unless such transaction is approved by a majority of the

 Board entitled to vote on such transaction (which, for the avoidance of doubt, will not include any members of the Board appointed by the Plan Sponsor that is the related party to the transaction), including at least two Independent Directors; and
(b) if (i) the fair market value of the subject matter of, or the fair market value of the consideration for, the transaction, exceeds $25 million, and (ii) disinterested Shareholder Parties holding a majority of the shares held by all disinterested Shareholder Parties have objected to such transaction within 10 days of written notice of such transaction from the Company, provided that the above shall not apply in respect of any financing transaction which is (i) broadly syndicated, or (ii) offered up to all Shareholder Parties on a pro-rata basis either prior to such financing being entered into or promptly thereafter.

Tag Rights
Each Shareholder Party shall have customary tag-along rights on sales of 25% or more of shares of the Company by any Shareholder Party to an unaffiliated third party (other than in connection with a public distribution or an underwritten public offering).

Veto Rights – Plan Sponsors
The Company may not effect any of the following if (a) each of the Plan Sponsors object in writing, and (b) at the time of such objection, the Plan Sponsors collectively own or control 30% or more of the outstanding Common Shares:
(i)    any incurrence of debt in excess of $100 million (other than the Revolving Facility);
(ii)    the settlement or appeal by the Company or any of its subsidiaries of any material claim (including any in relation to the ongoing CMA investigation);
or
(iii)    acquisitions, divestitures or mergers in excess of $100 million (which for greater certainty shall not include any Exit Event or other similar transaction involving the Company).
The Company shall notify the Plan Sponsors of any proposal to do any of the foregoing at least 10 days prior to the effective date of such event.
If a single Plan Sponsor has notified the Company that it does not wish to receive information regarding a proposed transaction that requires its approval, such Plan Sponsor shall be deemed to have objected to such transaction.
If both Plan Sponsors have notified the Company that they do not wish to receive information regarding a proposed transaction that requires their approval, both Plan Sponsors shall be deemed to have approved such transaction.
If one of the Plan Sponsors ceases to be a Plan Sponsor, then the Shareholder Party that owns or controls the greatest number of Common Shares relative to all Shareholder Parties, which amount shall not be less than 12.5% of the total outstanding Common Shares, shall be considered a "Plan Sponsor" solely for the purpose of this section "Veto Rights – Plan Sponsors".
For greater certainty, if (a) there is only one Plan Sponsor and such Plan Sponsor holds 30% or more of the outstanding Common Shares, and (b) no Shareholder Party qualifies as a "Plan Sponsor" under the foregoing paragraph, such Plan Sponsor will have the veto rights described above.

Veto Rights – Tax
The Company may not enter into any transaction which could reasonably be expected to give rise to a material tax liability for a Plan Sponsor that materially disproportionately affects such Plan Sponsor relative to other Shareholder Parties unless it has first obtained the consent of the affected Plan Sponsor.

7. TRANSFERS
Lock-Up Arrangements
The shares purchased in the Private Placement will be subject to a lock-up period of 6 months following the Effective Date (the “Lock-up Period”), subject to such exceptions as set forth in the Subscription Agreement and such other exceptions as may be agreed upon by the Private Placement Parties, the Plan Sponsors and the Company. For greater certainty, the Common Shares acquired upon exchange of unsecured debt in connection with the recapitalization transaction shall not be subject to any lock-up period.

Transfers by Shareholder Parties
Shares to be freely transferrable, subject to applicable securities laws restrictions and, in the case of the Common Shares purchased in the Private Placement, restrictions on transfer during the Lock-up Period.

Registration Rights	Each Shareholder Party (or group of Shareholder Parties acting together) holding at least 7.5% of the Common Shares of the Company will be entitled to customary demand rights in respect of a specified number of publicly registered, marketed, underwritten offerings.
Customary piggyback rights in respect of marketed, underwritten offerings by the Company or one of its shareholders shall be available to each Shareholder Party (or group of affiliated Shareholder Parties acting together) holding at least 5% of the Common Shares, subject to customary restrictions.
The registration rights provided to the Shareholder Parties shall be subject to customary terms including restrictions on the number of demand registrations per year, the size of the offering and the number of Common Shares that may be sold pursuant to such demand registrations, in each case as appropriate for the Company’s circumstances.

8. OTHER
Deregistration in U.S.	The Company shall (1) delist its Common Shares from the Nasdaq promptly, and (2) deregister its Common Shares under the Securities Exchange Act of 1934 as promptly as practicable.
Confidentiality	Customary provisions to apply to confidential information received pursuant to the Investor Rights Agreement.
Governing Law of the Investor Rights Agreement	Ontario law.

O
APPENDIX O
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
CHAPTER 11 PLAN

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK

In re: CONCORDIA INTERNATIONAL CORP., et al., Debtors.(1)	: : : : : : :	Chapter 11 Case No. 18-[•] (•)

JOINT PREPACKAGED CHAPTER 11 PLAN OF REORGANIZATION OF CONCORDIA INTERNATIONAL CORP., ET AL., PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE
Paul D. Leake, Esq.
Shana A. Elberg, Esq.
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM, LLP
Four Times Square
New York, New York 10036-6522
Telephone: (212) 735-3000
Fax: (212) 735-2000

-and-

Carl T. Tullson, Esq.
155 N. Wacker Dr.
Chicago, Illinois 60606-1720
Telephone: (312) 407-0700
Fax: (312) 407-0411

Proposed Counsel for Debtors and Debtors in Possession
Dated: May 15, 2018
______________________

1
The Debtors and the last four digits of their taxpayer identification numbers (as applicable) are as follows: Abcur AB (3957); Amdipharm AG (2506); Amdipharm B.V. (0296); Amdipharm Holdings S.à r.l. (7870); Amdipharm Limited (596L); Amdipharm Mercury Holdco UK Limited (7620); Amdipharm Mercury International Limited (7544); Amdipharm Mercury UK Limited (6243); Concordia Financing (Jersey) Limited (1782); Concordia Holdings (Jersey) Limited (1781); Concordia International Corp. (0002); Concordia International Rx (UK) Limited (3377); Concordia Investment Holdings (UK) Limited (0050); Concordia Investments (Jersey) Limited (1783); Concordia Laboratories Inc., S.à r.l. (1483); Concordia Pharmaceuticals Inc., S.à r.l. (1181); Focus Pharma Holdings Limited (0755); Focus Pharmaceuticals Limited (5120); Mercury Pharma (Generics) (3122); Mercury Pharma Group Limited (0945); Mercury Pharma International Limited (2958); Mercury Pharmaceuticals (Ireland) Limited (288E); and Mercury Pharmaceuticals Limited (0311).  The address of the Debtors’ corporate headquarters is 277 Lakeshore Road East, Suite 302, Oakville, Ontario L6J1H9.

O-1

Article I DEFINED TERMS, RULES OF INTERPRETATION, COMPUTATION OF TIME AND GOVERNING LAW		1
A.	Defined Terms	1
B.	Rules of Interpretation; Application of Definitions and Rules of Construction	23
C.	Governing Law	24
D.	Reference to Monetary Figures	24
E.	Computation of Time	24
Article II ADMINISTRATIVE EXPENSE CLAIMS, FEE CLAIMS, AND PRIORITY CLAIMS		25
A.	Administrative Expense Claims	25
B.	Fee Claims	25
C.	Priority Tax Claims	26
Article III CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS		27
A.	Classification in General	27
B.	Summary of Classification	27
C.	Treatment of Claims and Interests	27
D.	Special Provision Governing Unimpaired Claims	32
Article IV ACCEPTANCE REQUIREMENTS; EFFECT OF REJECTION BY ONE OR MORE CLASSES OF CLAIMS		32
A.	Impaired Classes to Vote on Plan	32
B.	Acceptance by Class of Creditors	32
C.	Cramdown	32
Article V MEANS FOR IMPLEMENTATION OF THE PLAN		33
A.	Non-Substantive Consolidation	33
B.	Operations Between the Confirmation Date and Effective Date	33
C.	Private Placement	33
D.	Restructuring Transactions	33
E.	Exit Revolver	35
F.	New Senior Secured Debt	35
G.	Issuance of Securities	38
H.	Exemption from Registration Requirements	39
I.	SEC Reporting Requirements and Listing of New CIC Shares	39
J.	Cancellation of Notes, Agreements, Certificates, and Instruments	40
K.	Governance Documents and Corporate Existence	41
L.	Reorganized Debtors’ Boards of Directors and Officers	41
M.	Management Incentive Plan	41
N.	Corporate Action	42
O.	Effectuating Documents; Further Transactions	42
P.	Vesting of Assets in the Reorganized Debtors	42
Q.	Section 1146 Exemption from Certain Taxes and Fees	43
R.	Preservation of Causes of Action	43
S.	Restructuring Expenses	44

i

T.	Plan Supplement, Other Documents and Orders and Consents Required under the Restructuring Support Agreement	45
Article VI TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES		45
A.	Assumption of Executory Contracts and Unexpired Leases	45
B.	Assignment of Executory Contracts or Unexpired Leases	46
C.	Cure of Defaults for Assumed Executory Contracts and Unexpired Leases	47
D.	Reservation of Rights	48
E.	D&O Liability Insurance Policies and D&O Indemnification Provisions	48
F.	Insurance Policies	48
G.	Contracts and Leases Entered Into After the Petition Date	49
H.	Nonoccurrence of the Effective Date	49
Article VII DISTRIBUTIONS UNDER THE PLAN		49
A.	Procedures for Treating Disputed Claims	49
B.	Allowed Claims and Interests	50
C.	Surrender of Cancelled Instruments or Securities	53
D.	Allocation of Distributions Between Principal and Unpaid Interest	53
E.	Currency	53
F.	Claims Paid or Payable by Third Parties	54
Article VIII SETTLEMENT, RELEASE, INJUNCTION AND RELATED PROVISIONS		55
A.	Compromise and Settlement of Claims, Interests and Controversies	55
B.	Releases by the Debtors	55
C.	Releases by Holders of Claims and Interests	56
D.	Exculpation	58
E.	Discharge of Claims and Termination of Interests	58
F.	Injunction	58
G.	Term of Injunctions or Stays	60
H.	Release of Liens	60
Article IX CONDITIONS PRECEDENT TO THE EFFECTIVE DATE		61
A.	Conditions Precedent to the Effective Date	61
B.	Waiver of Conditions	62
C.	Substantial Consummation	62
D.	Effect of Failure of Conditions	62
Article X MODIFICATION, REVOCATION OR WITHDRAWAL OF THE PLAN		63
A.	Modification and Amendments	63
B.	Effect of Confirmation on Modifications	63
C.	Revocation or Withdrawal of the Plan	63
Article XI RETENTION OF JURISDICTION		64
Article XII MISCELLANEOUS PROVISIONS		66
A.	Immediate Binding Effect	66
B.	Additional Documents	66
C.	Dissolution of any Statutory Committee	66
D.	Reservation of Rights	66
E.	Successors and Assigns	66
F.	Notices	67
G.	Entire Agreement	70
H.	Severability of Plan Provisions	70

I.	Exhibits	70
J.	Votes Solicited in Good Faith	70
K.	Closing of the Chapter 11 Cases	70
L.	Conflicts	71
M.	Waiver or Estoppel	71

TABLE OF EXHIBITS

Exhibit A: Restructuring Support Agreement

INTRODUCTION
Each of Concordia International Corp.; Abcur AB; Amdipharm AG; Amdipharm B.V.; Amdipharm Holdings S.à r.l.; Amdipharm Limited; Amdipharm Mercury Holdco UK Limited; Amdipharm Mercury International Limited; Amdipharm Mercury UK Limited; Concordia Financing (Jersey) Limited; Concordia Holdings (Jersey) Limited; Concordia International Rx (UK) Limited; Concordia Investment Holdings (UK) Limited; Concordia Investments (Jersey) Limited; Concordia Laboratories Inc., S.à r.l.; Concordia Pharmaceuticals Inc., S.à r.l.; Focus Pharma Holdings Limited; Focus Pharmaceuticals Limited; Mercury Pharma (Generics) Limited; Mercury Pharma Group Limited; Mercury Pharma International Limited; Mercury Pharmaceuticals (Ireland) Limited; and Mercury Pharmaceuticals Limited (each, a “Debtor” and, collectively, the “Debtors”) respectfully propose this joint prepackaged chapter 11 plan of reorganization pursuant to section 1121(a) of the Bankruptcy Code. Capitalized terms used herein shall have the meanings set forth in Article I.A.

Reference is made to the Disclosure Statement, distributed contemporaneously herewith, for a discussion of (i) the history, business, and operations of the Debtors and their subsidiaries, (ii) a summary of the treatment under the Plan, and (iii) certain related matters, including risk factors relating to the consummation of this Plan. Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, the Debtors reserve the right to alter, amend, modify, revoke, or withdraw this Plan prior to its substantial consummation in accordance with the Restructuring Support Agreement.
ALL HOLDERS OF CLAIMS ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN ARE ENCOURAGED TO READ THE PLAN, THE ACCOMPANYING DISCLOSURE STATEMENT, AND THEIR RESPECTIVE EXHIBITS IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.
Article I

DEFINED TERMS, RULES OF INTERPRETATION,
COMPUTATION OF TIME AND GOVERNING LAW
A.    Defined Terms
Unless the context otherwise requires, the following terms shall have the following meanings when used in capitalized form:
1.    “7.00% Unsecured Notes” means the 7.00% Senior Unsecured Notes due 2023 issued under the 7.00% Unsecured Notes Indenture.
2.    “7.00% Unsecured Notes Claims” means any Claim arising under or in connection with the 7.00% Unsecured Notes.
3.    “7.00% Unsecured Notes Indenture” means the Indenture for the 7.00% Senior Unsecured Notes due 2023 dated April 21, 2015, by and among CIC, the guarantors party

1

thereto, and the 7.00% Unsecured Notes Indenture Trustee, as amended, restated, supplemented or otherwise modified from time to time.
4.    “7.00% Unsecured Notes Indenture Trustee” means U.S. Bank National Association and/or its duly appointed successor, in its capacity as indenture trustee under the 7.00% Unsecured Notes Indenture.
5.    “9.00% Secured Notes” means the 9.00% Senior Secured Notes due 2022 issued under the 9.00% Secured Notes Indenture.
6.    “9.00% Secured Notes Claims” means any Claim arising under or in connection with the 9.00% Secured Notes.
7.    “9.00% Secured Notes Indenture” means the Indenture for the 9.00% Secured Notes due 2022 dated April 1, 2022, by and among CIC, the guarantors party thereto, and the 9.00% Secured Notes Indenture Trustee, as amended, restated, supplemented or otherwise modified from time to time.
8.    “9.00% Secured Notes Indenture Trustee” means U.S. Bank National Association and/or its duly appointed successor, in its capacity as indenture trustee under the 9.00% Secured Notes Indenture.
9.    “9.50% Unsecured Notes” means the 9.50% Senior Unsecured Notes due 2022 issued under the 9.50% Unsecured Notes Indenture.
10.    “9.50% Unsecured Notes Claims” means any Claim arising under or in connection with the 9.50% Unsecured Notes.
11.    “9.50% Unsecured Notes Indenture” means the Indenture for the 9.50% Senior Unsecured Notes due 2022 dated October 21, 2015, by and among CIC, the guarantors party thereto, and the 9.50% Unsecured Notes Indenture Trustee, as amended, restated, supplemented or otherwise modified from time to time.
12.    “9.50% Unsecured Notes Indenture Trustee” means U.S. Bank National Association and/or its duly appointed successor, in its capacity as indenture trustee under the 9.50% Unsecured Notes Indenture.
13.    “Administrative Expense Claim” means a Claim for payment of costs and expenses of administration pursuant to sections 503(b), 507(a)(2), 507(b) or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred on or after the Petition Date and through the Effective Date of preserving the Estates and operating the businesses of the Debtors; (b) Fee Claims for the period commencing on the Petition Date and through the Effective Date; (c) all fees and charges assessed against the Estates pursuant to chapter 123 of title 28 of the United States Code, 28 U.S.C. §§ 1–4001; (d) all requests for compensation or expense reimbursement for making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b)(3), (4) and (5) of the Bankruptcy Code; (e) the Restructuring Expenses; (f) the Private Placement Commitment Consideration (to the extent due and owing

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after the Petition Date under the Subscription Agreement); and (h) all other Claims entitled to administrative claim status pursuant to an order of the Bankruptcy Court.
14.    “Affiliate” has the meaning set forth in section 101(2) of the Bankruptcy Code.
15.    “Agents’ Fees and Expenses” means the reasonable and documented fees, expenses, and disbursements, and the indemnity claims, in each case whether incurred or arising prior to or after the Petition Date and prior to or (in connection with the implementation of this Plan or the cancellation and discharge of the Secured Term Loan Agreement or the Extended Unsecured Bridge Loan Agreement, as applicable) after the Effective Date, of (i) the Secured Term Loan Agent, including, without limitation, the reasonable and documented fees, expenses, and disbursements of attorneys, advisors, or agents reasonably retained or utilized by the Secured Term Loan Agent, in each case in accordance with the Secured Term Loan Agreement, and (ii) the Extended Unsecured Bridge Loan Agent (or its predecessor, as applicable), including, without limitation, the reasonable and documented fees, expenses, and disbursements of attorneys, advisors, or agents reasonably retained or utilized by the Extended Unsecured Bridge Loan Agent (or its predecessor, as applicable), in each case in accordance with the Extended Unsecured Bridge Loan Agreement (or the Successor Agent Agreement, as applicable).
16.    “Allowed” means, with respect to a Claim or Interest within a particular Class, an Allowed Claim or Allowed Interest (or any portion thereof) that has been (a) allowed by a Final Order of the Bankruptcy Court, (b) allowed pursuant to the terms of this Plan, (c) allowed by agreement between the holder of such Claim and the Debtors or Reorganized Debtors (and to the extent required under the Restructuring Support Agreement, with the consent of the Required Consenting Creditors), or (d) allowed by a Final Order of a court in which such Claim could have been determined, resolved or adjudicated if the Chapter 11 Cases had not been commenced; provided, however, that, notwithstanding anything herein to the contrary, by treating a Claim as an “Allowed Claim” or an Interest as an “Allowed Interest,” the Debtors do not waive their rights to contest the amount and validity of such Claim or Interest to the extent it is disputed, contingent or unliquidated, including in the manner and venue in which such Claim or Interest would have been determined, resolved or adjudicated if the Chapter 11 Cases had not been commenced; and provided, further that the amount of any Allowed Claim or Allowed Interest shall be determined in accordance with the Bankruptcy Code, including sections 502(b), 503(b) and 506 of the Bankruptcy Code. An Allowed Claim (i) includes a disputed Claim to the extent such Claim becomes Allowed after the Effective Date and (ii) shall be net of any valid setoff exercised with respect to such Claim pursuant to the provisions of the Bankruptcy Code and applicable law. Unless otherwise specified herein, in section 506(b) of the Bankruptcy Code or by Final Order of the Bankruptcy Court, “Allowed Claim” shall not, for purposes of distributions under the Plan, include interest on such Claim accruing from and after the Petition Date.
17.    “Amended Organizational Documents” means the forms of certificates of incorporation, certificates of formation, limited liability company agreements, partnership agreements, or other forms of organizational documents and bylaws for the Reorganized Debtors, consistent with the Governance Term Sheet and otherwise acceptable in all material respects to the Debtors. To the extent such Amended Organizational Documents reflect material changes to the Debtors’ existing forms of organizational documents and bylaws, substantially final forms of such Amended Organizational Documents will be included in the Plan

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Supplement. For the avoidance of doubt, the Amended Organizational Documents shall be (i) consistent in all material respect with the terms and conditions set forth in the Restructuring Support Agreement and the Governance Term Sheet, and (ii) in form and substance acceptable to the Majority Private Placement Parties.
18.    “Assumed Agreement” means an Executory Contract or Unexpired Lease which has been assumed by the Debtors.
19.    “Avoidance Actions” means any and all actual or potential Claims and Causes of Action to avoid a transfer of property or an obligation incurred by the Debtors arising under Chapter 5 of the Bankruptcy Code, including, sections 544, 545, 547, 548, 549, 550, 551, and 553(b) of the Bankruptcy Code.
20.    “Ballot” means the form ballot-proxy distributed to each holder of a Claim in an Impaired Class entitled to vote on the Plan on which to indicate its acceptance or rejection of the Plan and, if applicable, such other elections as may be made thereon.
21.    “Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101-1532, as amended from time to time.
22.    “Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York having jurisdiction over the Chapter 11 Cases or any other court having jurisdiction over the Chapter 11 Cases, including, to the extent of the withdrawal of any reference under 28 U.S.C. § 157, the United States District Court for the Southern District of New York.
23.    “Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, as applicable to the Chapter 11 Cases, promulgated under section 2075 of title 28 of the United States Code, 28 U.S.C. §§ 1–4001, as well as the general and local rules of the Bankruptcy Court.
24.    “Business Day” means any day, other than a Saturday, Sunday or “legal holiday” (as defined in Bankruptcy Rule 9006(a)).
25.    “Cash” means legal tender of the United States of America.
26.    “Cash Collateral Account” has the meaning ascribed to such term in the Limited Consent.
27.    “Cash Collateral Order” means, collectively, the interim order authorizing the use of prepetition collateral and cash collateral and granting adequate protection and the final order granting such relief.
28.    “Cash Pay-Down” has the meaning ascribed to such term in Article III.C.3.c.i.
29.    “Causes of Action” means any action, proceeding, agreement, claim, cause of action, controversy, demand, right, action, Lien, indemnity, guaranty, suit, obligation, liability, damage, judgment, account, defense, offset, power, privilege, license and franchise of any kind

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or character whatsoever, known, unknown, contingent or non-contingent, matured or unmatured, suspected or unsuspected, liquidated or unliquidated, disputed or undisputed, secured or unsecured, assertable directly or derivatively, whether arising before, on, or after the Petition Date, in contract or in tort, in law or in equity or pursuant to any other theory of law. Causes of Action also include: (a) any right of setoff, counterclaim or recoupment and any claim on contracts or for breaches of duties imposed by law or in equity; (b) the right to object to Claims or Interests; (c) any claim pursuant to section 362 or chapter 5 of the Bankruptcy Code; (d) any claim or defense including fraud, mistake, duress and usury and any other defenses set forth in section 558 of the Bankruptcy Code; (e) any state law preferential or fraudulent transfer or other avoidance claim, and (f) any Avoidance Action.
30.    “CBCA Proceedings” means the proceedings commenced by Concordia pursuant to the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended before the Ontario Superior Court of Justice (Commercial List).
31.    “Chapter 11 Cases” means the above-captioned chapter 11 cases commenced by the Debtors.
32.    “CIC” means Concordia International Corp., a corporation organized under the laws of Ontario (f/k/a Concordia Healthcare Corp.).
33.    “CIC Equity Interest” means an Interest in CIC and Section 510(b) Claims.
34.    “CIJL” means Concordia Investments (Jersey) Limited.
35.    “Cinven” means Cinven Capital Management (V) General Partner Limited.
36.    “Cinven Parties” means Cinven and the limited partnerships and other entities controlled by or acting jointly with Cinven.
37.    “Claim” has the meaning set forth in section 101(5) of the Bankruptcy Code.
38.    “Claims Objection Deadline” means the first Business Day that is the later of (a) ninety (90) days after the Effective Date or (b) such later date the Bankruptcy Court may establish upon a motion by the Debtors or Reorganized Debtors, which motion may be approved without a hearing and without notice to any party.
39.    “Class” means any group of Claims or Interests classified as set forth in Article III of the Plan pursuant to sections 1122 and 1123(a)(1) of the Bankruptcy Code.
40.    “Collateral” means any property, or interest in property, of the Estate subject to a Lien to secure the payment or performance of a Claim, which Lien has not been avoided or is not subject to avoidance under the Bankruptcy Code or is otherwise invalid under the Bankruptcy Code or applicable law.
41.    “Concordia” means CIC and its affiliated Debtors.
42.    “Confirmation” means the entry of the Confirmation Order on the docket of

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the Chapter 11 Case.
43.    “Confirmation Date” means the date upon which the Bankruptcy Court enters the Confirmation Order on the docket of the Chapter 11 Cases within the meaning of Bankruptcy Rules 5003 and 9021.
44.    “Confirmation Hearing” means the hearing(s) held before the Bankruptcy Court under section 1128 of the Bankruptcy Code at which the Debtors seek entry of the Confirmation Order.
45.    “Confirmation Order” means an order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code, and approving the Disclosure Statement and Solicitation Materials, which order shall be acceptable to the Debtors and the Required Consenting Creditors.
46.    “Consenting Secured Debtholders” means, collectively, the Secured Debtholders that have executed and remain, at the relevant time, subject to the Restructuring Support Agreement or a Joinder Agreement thereto.
47.    “Consenting Unsecured Debtholder Notes Election Pro Rata Share” means, with respect to each Consenting Unsecured Debtholder that holds Secured Term Loans, the percentage that such Consenting Unsecured Debtholder’s principal amount of Non-Elected Secured Term Loans bears to the total principal amount of Non-Elected Secured Term Loans held by all Consenting Unsecured Debtholders.
48.    “Consenting Unsecured Debtholders” means, collectively, the Unsecured Debtholders that have executed and remain, at the relevant time, subject to the Restructuring Support Agreement or a Joinder Agreement thereto.
49.    “Credit Documents” has the meaning ascribed to such term in the Secured Term Loan Agreement.
50.    “Cure” means the payment of Cash by the Debtors, or the distribution of other property or other action (as the parties may agree or the Bankruptcy Court may order), as necessary to cure defaults under an Executory Contract or Unexpired Lease of the Debtors that the Debtors may assume under section 365(a) of the Bankruptcy Code.
51.    “D&O Indemnification Provisions” means each of the Debtors’ indemnification provisions, agreements, or obligations in place as of the Petition Date, whether in the bylaws, certificate of incorporation, or other formation and organizational documents, board resolutions or employment contracts, or otherwise, for the current and former directors, officers, members, employees, attorneys, other professionals and agents of the Debtors.
52.    “D&O Liability Insurance Policies” means all unexpired insurance policies (including any “tail policy”) of any of the Debtors for directors’, managers’ and officers’ liability.

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53.     “Debtor” or “Debtors” has the meaning set forth in the introductory paragraph of the Plan.
54.    “Debtors in Possession” means the Debtors in their capacity as debtors in possession in the Chapter 11 Cases pursuant to sections 1101, 1107(a), and 1108 of the Bankruptcy Code.
55.    “Debtors Release” means the releases set forth in Article VIII.B of the Plan.
56.    “Definitive Documents” has the meaning set forth in the Restructuring Support Agreement.
57.    “Designated Offshore Securities Market” has the meaning given to that term in Rule 902 of Regulation S as promulgated by the United States Securities and Exchange Commission under the Securities Act, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.
58.    “Direct Registration System” means an electronic register of the New CIC Shares maintained by a transfer agent selected by Concordia
59.    “Disbursing Agent” means any Entity acting in its capacity as an agent to make or facilitate distributions pursuant to the Plan under Article VII of the Plan (including, without limitation, any Debtor, Reorganized Debtor, the Secured Term Loan Agent, the Secured Swap Lender, the Indenture Trustees, or the Extended Unsecured Bridge Loan Agent, as applicable).
60.    “Disclosure Statement” means the disclosure statement for the Plan, in the form of the Supplement to Plan of Arrangement Information Circular with Respect to Disclosures for Joint Prepackaged Chapter 11 Plan of Reorganization of Concordia International Corp., et al., Pursuant to Chapter 11 of the Bankruptcy Code, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code.
61.    “Distribution Date” means the date occurring as soon as practicable on or after the Effective Date, on which the Disbursing Agent first makes distributions to holders of Allowed Claims as provided in Article VII of the Plan and any date thereafter on which the Disbursing Agent makes distributions to holders of Allowed Claims as provided in Article VII of the Plan.
62.    “Distribution Record Date” means the record date for purposes of making distributions under the Plan, other than with respect to public securities, which date shall be the Confirmation Date or such other date as designated in an order of the Bankruptcy Court. Distributions with respect to public securities shall be made in accordance with Article VII.C of the Plan; provided that the Distribution Record Date with respect to any (a) Secured Debt Claim arising under or in connection with the Secured Term Loan Agreement or the Swap Agreement, or (b) Unsecured Debt Claim arising under or in connection with the Extended Unsecured Bridge Loan Agreement shall be 5:00 p.m. (prevailing Eastern time) on June 27, 2018, or such other date as may be agreed to by the Debtors and the Required Consenting Creditors.
63.    “DTC” means The Depository Trust Company, its nominee, Cede & Co., or any Affiliates thereof.

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64.    “Effective Date” means the first Business Day after the Confirmation Date on which all provisions, terms, and conditions specified in Article IX.A have been satisfied or waived pursuant to Article IX.B.
65.    “Entity” shall have the meaning set forth in section 101(15) of the Bankruptcy Code.
66.    “Equity Unsecured Bridge Loan Settlement” means the settlement and termination of the Two Year Equity Bridge Credit and Guaranty Agreement, as agreed to by Concordia and the lenders party thereto.
67.    “Estate” means, as to each Debtor, the estate created for the Debtor upon the commencement of its Chapter 11 Case pursuant to sections 301 and 541 of the Bankruptcy Code.
68.    “EUR New Senior Secured Term Loans” means the New Senior Secured Term Loans denominated in Euros.
69.    “EUR New Senior Secured Term Loans Allocation Amount” means €300 million.
70.    “EUR New Senior Secured Term Loans Deficiency” means the amount by which the aggregate New Senior Secured Term Loans Currency Elections for EUR New Senior Secured Term Loans made in accordance with Article V.F.3 (expressed as a Euro dollar amount) is less than the EUR New Senior Secured Term Loans Allocation Amount, if applicable.
71.    “EUR New Senior Secured Term Loans Election Amount” has the meaning ascribed to such term in Article V.F.3.
72.    “EUR New Senior Secured Term Loans Elector” has the meaning ascribed to such term in Article V.F.3.
73.    “EUR New Senior Secured Term Loans Elector Excess” means the amount by which the aggregate New Senior Secured Term Loans Currency Elections for EUR New Senior Secured Term Loans made in accordance with Article V.F.3 (expressed as a Euro dollar amount) exceeds the EUR New Senior Secured Term Loans Maximum Amount, if applicable.
74.    “EUR New Senior Secured Term Loans Elector Pro Rata Share” means, with respect to each EUR New Senior Secured Term Loans Elector, the percentage that the principal amount of EUR New Senior Secured Term Loans such EUR New Senior Secured Term Loans Elector has elected to receive in accordance with Article V.F.3 (expressed as a Euro dollar amount) bears to the total principal amount of EUR New Senior Secured Term Loans that all EUR New Senior Secured Term Loans Electors have elected to receive in accordance with Article V.F.3 (expressed as a Euro dollar amount).
75.    “EUR New Senior Secured Term Loans Maximum Amount” means €400 million.
76.    “EUR/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to Euro exchange rate.

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77.    “Euros” means euros.
78.    “Excluded Releasing Party” shall mean the holders of Impaired Claims (solely in such capacity) who (i) have been deemed to reject the Plan, or (ii) have voted to reject the Plan and have checked the box on the applicable Ballot indicating that they opt to not grant the third-party releases provided in the Plan; provided that, for the avoidance of doubt, entities that are Excluded Releasing Parties in their capacities as holders of Impaired Claims but are Released Parties or Exculpated Parties in one or more other capacities shall not be excluded as Released Parties or Exculpated Parties in such other capacities.
79.    “Exculpated Claim” means any Cause of Action or any Claim related to any act or omission derived from, based upon, related to, or arising from the Debtors’ in or out-of-court restructuring efforts, the CBCA Proceedings, the Chapter 11 Cases, the marketing process, formulation, preparation, dissemination, negotiation, or filing of the Disclosure Statement, the Plan, the Restructuring Support Agreement, the Definitive Documents, the Subscription Agreement, Investor Rights Agreement, Private Placement Documents, or any contract, instrument, release or other agreement or document created or entered into in connection with any of the foregoing, the pursuit of Confirmation, the administration and implementation of the Plan, including: (a) the issuance of the New CIC Shares; (b) the execution, delivery, and performance of the Exit Revolver Documents and the New Senior Secured Debt Documents and any other Definitive Documents; and (c) the distribution of property under the Plan or any other agreement under the Plan; provided further that the foregoing shall not be deemed to release, affect, or limit any of the rights and obligations of the Exculpated Parties from, or exculpate the Exculpated Parties with respect to, any of the Exculpated Parties’ obligations or covenants arising under the Confirmation Order, the Plan, the Exit Revolver Agreement, and the Definitive Documents, and any contracts, instruments, releases, and other agreements or documents delivered in connection with, or contemplated by, the foregoing that are in effect on the Effective Date.
80.    “Exculpated Party” means, other than any Excluded Releasing Party, each of the following, solely in its capacity as such: (a) the Debtors, (b) the Reorganized Debtors, (c) any statutory committee appointed in these Chapter 11 Cases; (d) Goldman (in all of its capacities under the Secured Term Loan Agreement, including without limitation, as Secured Term Loan Agent, and in all its capacities under each of the Extended Unsecured Bridge Loan Agreement and the Two Year Equity Bridge Credit and Guaranty Agreement, including without limitation, as the predecessor administrative agent); (e) the Indenture Trustees; (f) the parties to the Restructuring Support Agreement (or any Joinder Agreement thereto); (g) the administrative agent under the Exit Revolver; (h) the lenders under the Exit Revolver; (i) members of the Secured Ad Hoc Group; (j) members of the Unsecured Ad Hoc Group; (k) the Private Placement Parties; (l) the Disbursing Agents; (m) Extended Unsecured Bridge Loan Agent; and (n) with respect to each of the foregoing Entities in clauses (a) through (m), such Entity and its current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, and assigns, subsidiaries, and each of their respective current and former equity holders, officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment advisors, investment bankers, investment managers, consultants, representatives, and

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other professionals, each solely in their capacity as such; provided, however, that notwithstanding anything to the contrary herein, none of the Cinven Parties shall be an Exculpated Party under this Plan.
81.    “Exculpation” means the exculpation provision set forth in Article VIII.D hereof.
82.    “Executory Contract” means a contract to which any of the Debtors are a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.
83.    “Existing Equity Class Action Claims” means, collectively, (i) the Claims asserted in the proceedings pending before the Ontario Superior Court of Justice under the title Ronald J. Valliere and Shauntelle Paul v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. CV-17-584809-00CP), (ii) the Claims asserted in the proceedings pending before the Superior Court of Quebec under the title Robert Landry v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 500-06-000834-164), (iii) the Claims asserted in the proceedings pending before the United States District Court for the Southern District of New York under the title Andrew Meyer, individually and On Behalf of All Others Similarly Situated v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 1:16-cv-06467), and (iv) any Claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above.
84.    “Exit Revolver” means a secured first out revolver ranking senior in priority to the New Senior Secured Debt, which the Reorganized Debtors shall have the option to obtain, with the consent of the Majority Private Placement Parties, either in connection with or following the implementation of the Restructuring Transactions, of up to the greater of (i) $150 million or (ii) 50% of LTM EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250 million. The Exit Revolver shall have the benefit of substantially the same guarantees and security as the New Senior Secured Debt. For purposes of this Plan, any provisions that apply to the Exit Revolver shall only apply if and to the extent the Exit Revolver is executed.
85.    “Exit Revolver Agreement” means that certain credit agreement, dated on or about the Effective Date (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof) providing for the issuance of the Exit Revolver, which credit agreement may be the New Senior Secured Term Loans Credit Agreement.
86.    “Exit Revolver Documents” means, collectively, the Exit Revolver Agreement and the other documentation that will govern the terms of the Exit Revolver, including without limitation all guarantee and security documentation related thereto, each of which shall be consistent with the terms of the Restructuring Support Agreement and on terms acceptable to the Debtors or Reorganized Debtors, as applicable, and the Majority Private Placement Parties.
87.    “Extended Unsecured Bridge Loan” means the senior unsecured extended equity bridge loan facility in the principal amount of $135 million pursuant to the Extended Unsecured Bridge Loan Agreement.

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88.    “Extended Unsecured Bridge Loan Agent” means Wilmington Trust, National Association, as administrative agent under the Extended Unsecured Bridge Loan Agreement.
89.    “Extended Unsecured Bridge Loan Agreement” means that certain Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, CIC, the guarantors party thereto, Wilmington Trust, National Association, as administrative agent, and the lenders party thereto, pursuant to which the parties entered into the Extended Unsecured Bridge Loan, as amended, modified and/or supplemented from time to time.
90.    “Fee Claim” means a Claim for professional services rendered or costs incurred on or after the Petition Date through the Effective Date by professional Persons retained by the Debtors or any statutory committee appointed in the Chapter 11 Cases, if any, by an order of the Bankruptcy Court pursuant to sections 327, 328, 329, 330, 331, 503(b), or 1103 of the Bankruptcy Code in the Chapter 11 Cases.
91.    “Fee Claims Escrow Account” means the account established on the Effective Date pursuant to Article II.
92.    “Final Order” means, as applicable, an order or judgment of the Bankruptcy Court or other court of competent jurisdiction, with respect to the relevant subject matter that has not been reversed, stayed, modified or amended and is in full force and effect, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the order or judgment could be appealed or from which certiorari could be sought or the new trial, reargument or rehearing shall have been denied, resulted in no modification of such order or has otherwise been dismissed with prejudice; provided, however, that no order shall fail to be a Final Order solely due to the possibility that a motion pursuant to section 502(j) of the Bankruptcy Code, Rules 59 or 60 of the Federal Rules of Civil Procedure, or Bankruptcy Rule 9024 may be filed with respect to such order.
93.    “FX Date” means the date that is ten (10) Business Days prior to the anticipated Effective Date, or such other date as may be agreed upon by CIC and the Required Consenting Creditors.
94.    “GBP” means pound sterling.
95.    “GBP/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to GBP exchange rate.
96.    “General Unsecured Claims” means any Claim against any Debtor, unless such Claim is: (a) an Intercompany Claim, (b) an Administrative Expense Claim, (c) a Priority Tax Claim, (d) a Priority Non-Tax Claim, (e) a Section 510(b) Claim, (f) an Other Secured Claim, (g) a Secured Debt Claim, (h) an Unsecured Debt Claim, (i) based on any Intercompany Equity Interest, or (j) based on CIC Equity Interests.
97.    “Goldman” means Goldman Sachs Bank USA.

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98.    “Governance Term Sheet” means that certain governance term sheet (including any schedules, annexes, and exhibits attached thereto), attached as Exhibit D to the Disclosure Statement and incorporated herein by reference, as may be amended, supplemented, amended, and restated or otherwise modified from time to time in accordance with the terms of the Subscription Agreement, which shall be acceptable to the Debtors and the Majority Private Placement Parties.
99.    “Impaired” means, when used in reference to a Claim or an Interest, a Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.
100.    “Impaired Class” means a Class that is impaired within the meaning of section 1124 of the Bankruptcy Code.
101.    “Indenture Trustee Charging Lien” means any Lien or other priority in payment arising prior to the Effective Date to which any of the Indenture Trustees is entitled, pursuant to the 9.00% Secured Notes Indenture, the 7.00% Unsecured Notes Indenture or the 9.50% Unsecured Notes Indenture, as applicable, against distributions to be made to the holders of the 9.00% Secured Notes, the 7.00% Unsecured Notes or the 9.50% Unsecured Notes, as applicable, for payment of the Indenture Trustees’ Fees and Expenses of the 7.00% Unsecured Notes Indenture Trustee, the 9.00% Secured Notes Indenture Trustee, and the 9.50% Unsecured Notes Indenture Trustee, as applicable.
102.    “Indenture Trustees” means the 7.00% Unsecured Notes Indenture Trustee, the 9.00% Secured Notes Indenture Trustee, and the 9.50% Unsecured Notes Indenture Trustee.
103.    “Indenture Trustees’ Fees and Expenses” means the compensation, fees, expenses, disbursements, and indemnity claims of the Indenture Trustees in accordance with, as applicable, the 9.00% Secured Notes Indenture, the 7.00% Unsecured Notes Indenture, or the 9.50% Unsecured Notes Indenture, including the reasonable and documented fees, expenses and disbursements of attorneys, advisors, or agents retained or utilized by the Indenture Trustees, whether prior to or after the Petition Date and prior to or (in connection with the implementation of this Plan or the cancellation and discharge of the 9.00% Secured Notes and the 9.00% Secured Notes Indenture, the 7.00% Unsecured Notes and the 7.00% Unsecured Notes Indenture, or the 9.50% Unsecured Notes and the 9.50% Unsecured Notes Indenture, as applicable) after the Effective Date.
104.    “Initial Consenting Creditors Advisors” means the Initial Consenting Secured Debtholders Advisors and the Initial Consenting Unsecured Debtholders Advisors.
105.    “Initial Consenting Secured Debtholders” means, collectively, the Consenting Secured Debtholders that executed the Restructuring Support Agreement on May 1, 2018 and are represented by the Initial Consenting Secured Debtholders Advisors as of May 1, 2018.
106.    “Initial Consenting Secured Debtholders Advisors” means, collectively, Osler, Hoskin & Harcourt LLP and White & Case LLP, as legal advisors, Houlihan Lokey Capital, Inc., as financial advisor, Deloitte LLP, as tax advisors, to the Initial Consenting Secured Debtholders.

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107.    “Initial Consenting Unsecured Debtholders” means, collectively, the Consenting Unsecured Debtholders that executed the Restructuring Support Agreement on May 1, 2018 and are represented by the Initial Consenting Unsecured Debtholders Advisors as of May 1, 2018.
108.    “Initial Consenting Unsecured Debtholders Advisors” means, collectively, Paul, Weiss Rifkind, Wharton & Garrison LLP, Bennett Jones LLP and Ashurst LLP, as legal advisors, and Greenhill & Co., LLC, as financial advisor, to the Initial Consenting Unsecured Debtholders.
109.    “Intercompany Claim” means any Claim held by a Debtor or Non-Debtor Affiliate against a Debtor or Non-Debtor Affiliate.
110.    “Intercompany Equity Interest” means, other than CIC Equity Interests, any Interest in a Debtor held by another Debtor.
111.    “Interest” means (a) any capital stock (including common stock and preferred stock), limited liability company interest, partnership interest, equity security (as defined in section 101(16) of the Bankruptcy Code) or other ownership, beneficial or profits interest of any Debtor, and (b) any option, warrant, security, stock appreciation right, phantom unit, incentive, commitment, call, redemption right, repurchase right or other agreement, arrangement or right of any kind that is convertible into, exercisable or exchangeable for, or otherwise permits any Person to acquire, any capital stock (including common stock and preferred stock), limited liability company interest, partnership interest or other equity security or other ownership, beneficial or profits interest of any Debtor (whether or not arising under or in connection with any employment agreement), including any Claim against the Debtors that is subject to subordination pursuant to section 510(b) of the Bankruptcy Code arising from or related to any of the foregoing.
112.    “Investor Rights Agreement” means that certain agreement among CIC and the Private Placement Parties with respect to certain governance and other arrangements and registration rights, which shall be (i) consistent in all material respects with the terms and conditions set forth in the Restructuring Support Agreement and Governance Term Sheet, and (ii) contain such other terms and conditions as may be acceptable to the Debtors and the Majority Private Placement Parties.
113.    “Joinder Agreement” means a joinder agreement, in the form appended at Schedule E of the Restructuring Support Agreement, pursuant to which a holder of the Secured Debt or the Unsecured Debt agrees, among other things, to be bound by and subject to the terms of the Restructuring Support Agreement and thereby become a Consenting Secured Debtholder or a Consenting Unsecured Debtholder, as applicable.
114.    “L/C Issuer” has the meaning ascribed to such term in the Secured Term Loan Agreement.
115.    “Letter of Credit” has the meaning ascribed to such term in the Secured Term Loan Agreement.

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116.    “Letter of Credit Fee” has the meaning ascribed to such term in the Secured Term Loan Agreement.
117.    “Lien” has the meaning set forth in section 101(37) of the Bankruptcy Code.
118.    “Limited Consent” means that certain Limited Consent, dated as of April 16, 2018, by and among CIC, the Secured Term Loan Agent, and the Revolving Lenders party thereto.
119.    “Majority Initial Consenting Secured Debtholders” means, collectively, Initial Consenting Secured Debtholders holding, in the aggregate, not less than half (50%) of the aggregate principal amount of Secured Debt held by all Initial Consenting Secured Debtholders.
120.    “Majority Initial Consenting Unsecured Debtholders” means, collectively, Initial Consenting Unsecured Debtholders holding, in the aggregate, not less than half (50%) of the aggregate principal amount of Unsecured Debt held by all Initial Consenting Unsecured Debtholders.
121.    “Majority Private Placement Parties” means the Private Placement Parties holding, in the aggregate, more than two-thirds (66.67%) of the aggregate Private Placement Commitments under the Subscription Agreement.
122.    “Management Incentive Plan” means the management incentive plan described in Article V.M, which shall be implemented on or after the Effective Date and which shall be consistent with the terms of the Restructuring Support Agreement and on terms acceptable to the Debtors or the Reorganized Debtors and, if finalized prior to or on the Effective Date, the Required Consenting Creditors.
123.    “Management Incentive Plan Agreements” means the agreements that will govern the terms of the Management Incentive Plan, which shall (i) be consistent in all material respect with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors or the Reorganized Debtors and the Required Consenting Creditors, as applicable.
124.    “NASDAQ” means the Nasdaq Global Select Market.
125.    “New Board” means Reorganized CIC’s initial board of directors as of the Effective Date. The New Board shall consist of seven (7) directors that shall be appointed in accordance with the terms of the Governance Term Sheet.
126.    “New CIC Articles” means the amended articles of incorporation of Reorganized CIC, the form of which shall be included in the Plan Supplement.
127.    “New CIC Shares” means the limited voting shares of Reorganized CIC authorized pursuant to the Plan, the New CIC Articles, and the Management Incentive Plan.
128.    “New Senior Secured Debt” means, collectively, the New Senior Secured Term Loans and the New Senior Secured Notes.

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129.    “New Senior Secured Debt Aggregate Principal Amount” such principal amount of the New Senior Secured Debt that shall result in Secured Debtholders receiving aggregate consideration under the Plan in an amount equal to 93.3835% of the principal amount of the Secured Debt Claims (reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums, or other similar premiums) taking into account the Cash Pay-Down.
130.    “New Senior Secured Debt Documents” means, collectively, the New Senior Secured Term Loans Documents and the New Senior Secured Notes Documents.
131.    “New Senior Secured Notes” means the new senior secured notes issued by the Reorganized Debtors on the Effective Date pursuant to the Plan. The New Senior Secured Notes shall (i) be consistent in all material respects with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors or the Reorganized Debtors, the Majority Initial Consenting Secured Debtholders, and the Majority Private Placement Parties, each acting reasonably. The principal amount of the New Senior Secured Notes shall not exceed $300 million and the aggregate principal amount of the New Senior Secured Notes and the New Senior Secured Term Loans shall collectively be equal to the New Senior Secured Debt Aggregate Principal Amount.
132.     “New Senior Secured Notes Allocation Amount” shall have the meaning ascribed to such term in Article V.F.2.
133.    “New Senior Secured Notes Deficiency” means the amount by which the aggregate New Senior Secured Notes Elections made in accordance with this Plan (expressed as a dollar amount) is less than the New Senior Secured Notes Allocation Amount, if applicable.
134.    “New Senior Secured Notes Documents” means, collectively, the New Senior Secured Notes Indenture, any guarantee, security or collateral agreement, deed of trust, mortgage, certificate, instrument, exhibit, schedule, related agreement, and other documentation entered into in connection with the New Senior Secured Notes or any obligations thereunder, each of which shall (i) be consistent in all material respects with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors or the Reorganized Debtors, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably.
135.    “New Senior Secured Notes Election” shall have the meaning ascribed to such term in Article V.F.2.
136.    “New Senior Secured Notes Indenture” means that certain indenture, dated on or about the Effective Date (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof) providing for the issuance of the New Senior Secured Notes, which indenture shall (i) be consistent in all material respects with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors or the Reorganized Debtors, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably.

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137.    “New Senior Secured Term Loans” means the new senior secured term loans incurred by the Reorganized Debtors on the Effective Date pursuant to the Plan. The New Senior Secured Term Loans shall (i) be consistent in all material respects with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors, the Majority Initial Consenting Secured Debtholders, and the Majority Private Placement Parties, each acting reasonably. The aggregate principal amount of the New Senior Secured Notes and the New Senior Secured Term Loans shall collectively be equal to the New Senior Secured Debt Aggregate Principal Amount. The New Senior Secured Term Loans will be denominated in part in Euros and in part in U.S. Dollars in amounts as determined by the Debtors or the Reorganized Debtors with the consent of the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably.
138.     “New Senior Secured Term Loans Credit Agreement” means that certain credit agreement, dated on or about the Effective Date (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof) providing for the issuance of the New Senior Secured Term Loans, which credit agreement shall (i) be consistent in all material respect with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors or the Reorganized Debtors, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably.
139.    “New Senior Secured Term Loans Currency Election” has the meaning ascribed to such term in Article V.F.3.
140.    “New Senior Secured Term Loans Currency Election Deadline” means 5:00 p.m. on June 28, 2018, or such other date as CIC and the Majority Initial Consenting Secured Debtholders may agree, each acting reasonably.
141.    “New Senior Secured Term Loans Documents” means, collectively, the New Senior Secured Term Loans Credit Agreement, any guarantee, security or collateral agreement, deed of trust, mortgage, certificate, instrument, exhibit, schedule, related agreement, and other documentation entered into in connection with the New Senior Secured Term Loans or any obligations thereunder, each of which shall (i) be consistent in all material respect with the terms and conditions set forth in the Restructuring Support Agreement, and (ii) contain such other terms and conditions as may be agreed to by the Debtors or the Reorganized Debtors, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably.
142.    “New Senior Secured Term Loan Eligible Debt” means the Secured Term Loans and the Swap Agreement.
143.    “New Senior Secured Term Loans Eligible Claim” has the meaning ascribed to such term in Article III.C.3.c.iii.

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144.    “Non-Currency Elected Secured Debt” means New Senior Secured Term Loan Eligible Debt held by a Secured Debtholder in respect of which a New Senior Secured Term Loans Currency Election has not been made in accordance with the terms herein.
145.    “Non-Currency Electing Pro Rata Share” means, with respect to each Non-Currency Electing Secured Debtholder, the percentage that such Non-Currency Electing Secured Debtholder’s principal amount of Non-Currency Elected Secured Debt bears to the total principal amount of Non-Currency Elected Secured Debt held by all Non-Currency Electing Secured Debtholders.
146.    “Non-Currency Electing Secured Debtholder” has the meaning ascribed to such term in Article V.F.3.
147.    “Non-Debtor Affiliate” means any Affiliate of the Debtors that is not a Debtor.
148.    “Non-Elected Secured Term Loans” means Secured Term Loans held by a Consenting Unsecured Debtholder in respect of which a New Senior Secured Notes Election has not been made in accordance with this Plan.
149.    “Other Secured Claims” means any Secured Claim against a Debtor other than a Secured Debt Claim.
150.    “Person” has the meaning set forth in section 101(41) of the Bankruptcy Code.
151.    “Petition Date” means the date on which each of the Debtors filed its respective petition for relief commencing the Chapter 11 Cases.
152.    “Plan” means this Joint Prepackaged Chapter 11 Plan of Reorganization of Concordia International Corp., et al., including the Plan Supplement, all exhibits, appendices and schedules thereto (including any appendices, exhibits, schedules, and supplements to the Plan that are contained in the Plan Supplement, which are incorporated herein by reference, in either present form or as may be further amended, restated, supplemented, or otherwise modified from time to time in accordance with the Bankruptcy Code and the Bankruptcy Rules, in each case reasonably acceptable to the Debtors and Required Consenting Creditors.
153.    “Plan Currency” means the mixture of Cash, New Senior Secured Debt, and New CIC Shares to be distributed to holders of Allowed Claims pursuant to the Plan.
154.    “Plan Supplement” means the compilation of documents and forms of documents, schedules and exhibits to the Plan to be filed by the Debtors and in each case reasonably acceptable to the Debtors and the Required Consenting Creditors (unless a party’s consent is not otherwise required in accordance with this Plan or the Restructuring Support Agreement, in which case such document(s) need not be reasonably satisfactory to such party), including any exhibits and appendices to the Plan to the extent not already appended and attached, to be filed by the Debtors no later than one (1) Business Day prior to the Plan objection deadline or such later date as may be approved by the Bankruptcy Court on notice to parties in interest, including the following, as applicable: (a) the New Senior Secured Debt Documents; (b) the Amended Organizational Documents; (c) a list of retained Causes of Action; (d) the Investor Rights

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Agreement; (e) the Subscription Agreement, and (f) a disclosure of the members of the New Board. The Debtors shall have the right to amend the documents contained in, and exhibits to, the Plan Supplement through the Effective Date subject to the Restructuring Support Agreement
155.    “Priority Non-Tax Claims” means any Claim accorded priority in right of payment under section 507(a) of the Bankruptcy Code, other than (a) an Administrative Expense Claim or (b) a Priority Tax Claim.
156.    “Priority Tax Claim” means any Claim of a governmental unit, as defined in section 101(27) of the Bankruptcy Code, of the kind specified in section 507(a)(8) of the Bankruptcy Code.
157.    “Private Placement” means the private placement pursuant to which the Private Placement Parties will commit to purchase (severally and not jointly) 88.0% (subject to dilution on account of the Management Incentive Plan and the Secured Debtholder Equity Distribution, if any) of the New CIC Shares, upon the terms and conditions set forth in the Subscription Agreement.
158.    “Private Placement Commitment” has the meaning ascribed to such term in Article V.C.
159.    “Private Placement Commitment Consideration” means Cash in the amount of $44,000,000, earned and payable to the Private Placement Parties pursuant to the Subscription Agreement, as may be adjusted pursuant to the terms of the Subscription Agreement.
160.    “Private Placement Documents” means, collectively, the documents necessary for effectuating the Private Placement.
161.    “Private Placement Parties” means those Persons who are party to the Subscription Agreement and who have agreed to purchase (severally and not jointly) New CIC Shares pursuant to the Private Placement in accordance with the terms of the Subscription Agreement (as such parties may be replaced or as additional parties may agree to be bound by the Subscription Agreement from time to time in accordance with the Subscription Agreement).
162.    “Pro Rata Share” means, as applicable, the proportion that an Allowed Claim or Allowed Interest in a particular Class bears to the aggregate amount of all Allowed Claims or Allowed Interests in that respective Class, or the proportion that all Allowed Claims or Allowed Interests in a particular Class bear to the aggregate amount of Allowed Claims or Allowed Interests in such Class and other Classes entitled to share in the same recovery under the Plan.
163.    “Professional” means an Entity: (a) employed in the Chapter 11 Cases pursuant to a Final Order in accordance with sections 327, 363, or 1103 of the Bankruptcy Code and to be compensated for services rendered prior to or on the Effective Date pursuant to (i) sections 327, 328, 329, 330, or 331 of the Bankruptcy Code or (ii) an order entered by the Bankruptcy Court authorizing such retention, or (b) for which compensation and reimbursement has been Allowed by the Bankruptcy Court pursuant to section 503(b)(4) of the Bankruptcy Code.

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164.    “Proof of Claim” means any proof of Claim filed against any of the Debtors in the Chapter 11 Cases.
165.    “Reinstate,” “Reinstated” or “Reinstatement” means with respect to Claims and Interests, that the Claim or Interest shall be rendered not Impaired in accordance with section 1124 of the Bankruptcy Code.
166.    “Released Party” means each of the following solely in its capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) any statutory committee appointed in these Chapter 11 Cases; (d) Goldman (in all of its capacities under the Secured Term Loan Agreement, including without limitation, as Secured Term Loan Agent, and in all of its capacities under each of the Extended Unsecured Bridge Loan Agreement and the Two Year Equity Bridge Credit and Guaranty Agreement, including without limitation, as the predecessor administrative agent); (e) the Indenture Trustees; (f) the parties to the Restructuring Support Agreement (or any Joinder Agreement thereto); (g) members of the Secured Ad Hoc Group; (h) members of the Unsecured Ad Hoc Group; (i) the Private Placement Parties; (j) the Disbursing Agents; and (k) with respect to each of the foregoing Entities in clauses (a) through (j), such Entity and its current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, and assigns, subsidiaries, and each of their respective current and former equity holders, officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment advisors, investment bankers, investment managers, consultants, representatives, and other professionals, each solely in their capacity as such; provided, however, that any Person or Entity that is an Excluded Releasing Party shall not be a “Released Party”; provided, further, that notwithstanding anything to the contrary herein, none of the Cinven Parties shall be a Released Party under this Plan.
167.    “Releasing Party” means each of the following solely in its capacity as such: (a) Goldman (in its capacity as administrative agent and collateral agent under the Secured Term Loan Agreement); (b) the Indenture Trustees, (c) the parties to the Restructuring Support Agreement (or any Joinder Agreement thereto); (d) all holders of Impaired Claims other than the Excluded Releasing Parties; (e) all holders of Unimpaired Claims; (f) members of the Secured Ad Hoc Group; (g) members of the Unsecured Ad Hoc Group; and (h) with respect to the foregoing Entities in clauses (a) and (g), such Entity and its current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, and assigns, subsidiaries, and each of their respective current and former equity holders, officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment advisors, investment bankers, investment managers, consultants, representatives, and other professionals, each solely in their capacity as such. To the extent a Person or Entity is an Excluded Releasing Party with respect to one or more Claims or Interests but is a Releasing Party with respect to one or more Claims or Interests, then such Person or Entity shall be a Releasing Party with respect to all Claims and Interests.

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168.    “Reorganized” means, with respect to the Debtors, any Debtor or any successor thereto, by merger, consolidation or otherwise, on or after the Effective Date.
169.    “Required Consenting Creditors” means each of the Majority Initial Consenting Secured Debtholders and the Majority Initial Consenting Unsecured Debtholders.
170.    “Restructuring Expenses” means, (a) subject to the terms of the Restructuring Support Agreement, as applicable: (i) the reasonable and documented fees and expenses of the Initial Consenting Creditors Advisors, in each case pursuant to the terms and conditions of applicable fee arrangements entered into by CIC and the respective advisor; (ii) the Indenture Trustees’ Fees and Expenses; (iii) the Agents’ Fees and Expenses; (iv) the reasonable and documented fees, expenses, and disbursements payable (including, without limitation, the reasonable and documented fees, expenses, and disbursements of the counsel, advisors, or agents) to the Swing Line Lender (as defined in the Secured Term Loan Agreement) and the L/C Issuers pursuant to the terms of the Secured Term Loan Agreement, provided that any amounts payable to the L/C Issuers as Restructuring Expenses shall be in addition to, and without limitation of, any L/C Issuer’s rights to payment of fees and expenses pursuant to Article V.J of this Plan, Section 2.3(j) of the Secured Term Loan Agreement, the Limited Consent, and any other applicable Credit Documents; and (v) the reasonable and documented fees, expenses, and disbursements of the Secured Swap Lender pursuant to the terms of the Swap Agreement, including, without limitation, the reasonable and documented fees, expenses, and disbursements of the counsel, advisors, or agents reasonably retained or utilized by the Secured Swap Lender.
171.    “Restructuring Support Agreement” means that certain Restructuring Support Agreement, dated as of May 1, 2018, by and among the Debtors and the parties listed thereon (or that executed joinder agreements thereto), annexed to the Plan as Exhibit A, including all exhibits, appendices, schedules or annexes thereto, as may be amended in accordance with its terms.
172.    “Restructuring Transactions” shall have the meaning set forth in Article V.D.
173.    “Revolving Lender” has the meaning ascribed to such term in the Secured Term Loan Agreement.
174.    “Section 510(b) Claim” means any Claim against any Debtor that is subject to section 510(b) of the Bankruptcy Code, including, for the avoidance of doubt, the Existing Equity Class Action Claims.
175.    “Secured” means, when referring to a Claim: (a) secured by a Lien on property in which the applicable Estate has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a court order, or that is subject to setoff pursuant to section 553 of the Bankruptcy Code, in each case, to the extent of the value of the creditor’s interest in such Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code, or (b) otherwise Allowed pursuant to the Plan as a Claim that is Secured.
176.    “Secured Ad Hoc Group” means the ad hoc group of holders of Concordia’s secured debt, represented by White & Case LLP and Osler, Hoskin & Harcourt LLP.

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177.    “Secured Debt” means, collectively, the debt outstanding under the Secured Debt Documents.
178.    “Secured Debt Claim” means a Claim arising under or in connection with the Secured Debt Documents; provided, that the total principal amount of the Secured Debt Claim pursuant to the Swap Agreement shall be $114,431,046.00.
179.    “Secured Debt Documents” means, collectively, (i) the Secured Term Loan Agreement; (ii) the 9.00% Secured Notes Indenture; (iii) the Swap Agreement; (iv) the Subordinated Promissory Note; and (v) all related documentation, including, without limitation, all guarantee and security documentation and any intercreditor or subordination agreements, related to the foregoing.
180.    “Secured Debtholder Equity Distribution” means the aggregate amount of New CIC Shares, subject to dilution on account of the Management Incentive Plan, that, as of the Effective Date, equals an amount reasonably determined by the Majority Private Placement Parties, which shall in no case exceed 0.35% of the New CIC Shares issued and outstanding on the Effective Date, which shall be distributed to the Secured Debtholders unless otherwise agreed by the Majority Private Placement Parties.
181.    “Secured Debtholder Pro Rata Share” means the percentage that the principal amount of Secured Debt held by a Secured Debtholder bears to the aggregate principal amount of all Secured Debt as of the Distribution Record Date (in each case, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums, or other similar premiums as of the Petition Date), provided that for the purposes of determining the Secured Debtholder Pro Rata Share, all Secured Debt denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date.
182.    “Secured Debtholders” means, collectively, the holders of the Secured Debt, in their capacity as such.
183.    “Secured Swap Lender” means Goldman Sachs International, the swap provider under the Swap Agreement, and any permitted assignee.
184.    “Secured Term Loan” means the secured term loans issued and outstanding pursuant to the Secured Term Loan Agreement
185.    “Secured Term Loan Agent” means Goldman, in its capacity as Administrative and Collateral Agent under the Secured Term Loan Agreement.
186.    “Secured Term Loan Agreement” means the Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, CIC, the guarantors party thereto, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders and other parties thereto, as amended, modified and/or supplemented from time to time.
187.    “Securities Act” means the Securities Act of 1933, as amended.

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188.    “Solicitation Materials” means, collectively, the solicitation materials with respect to the Plan.
189.    “Subordinated Promissory Note” means the Non-Negotiable Subordinated Secured Promissory Note made by Concordia Healthcare Inc. (n/k/a CIC) in favor of Guillermo Herrera, dated December 20, 2013; provided, that any distributions received under the Plan on account of the Subordinated Promissory Note shall be subject to the terms of the Subordination and Postponement Agreement and the Secured Debt Documents.
190.    “Subordination and Postponement Agreement” means, the Subordination and Postponement Agreement, dated as of October 14, 2015, by and among Goldman, Guillermo Herrera, and Concordia Healthcare Inc. (n/k/a CIC).
191.    “Subscription Agreement” means that certain Subscription Agreement, dated May 1, 2018, by and among CIC, Concordia Healthcare (Canada) Limited, the Subsidiary Guarantors, and the Private Placement Parties, as may be amended or modified from time to time in accordance with its terms.
192.    “Subsidiary Guarantors” means, collectively, Concordia Laboratories Inc., S.a.R.L., Concordia Pharmaceuticals Inc., S.a.R.L.,     Concordia Investments (Jersey) Limited, Concordia Financing (Jersey) Limited, Amdipharm Holdings S.a.R.L., Amdipharm AG, Amdipharm B.V., Amdipharm Limited, Amdipharm Mercury Holdco UK Limited, Amdipharm Mercury UK Ltd., Concordia Holdings (Jersey) Limited, Amdipharm Mercury International Limited, Concordia Investment Holdings (UK) Limited, Mercury Pharma Group Limited, Concordia International Rx (UK) Limited, Abcur AB, Mercury Pharmaceuticals Limited, Focus Pharma Holdings Limited, Focus Pharmaceuticals Limited, Mercury Pharma (Generics) Limited, Mercury Pharmaceuticals (Ireland) Limited and Mercury Pharma International Limited.
193.    “Successor Agent Agreement” means the Successor Agent Agreement, dated as of November 7, 2017, by and among the Extended Unsecured Bridge Loan Agent, Goldman, CIC, and the lenders party thereto.
194.    “Swap Agreement” means, collectively, (i) the International Swaps and Derivatives Association 2002 Master Agreement dated as of August 15, 2016 (as amended or supplemented, together with all schedules, annexes, and exhibits thereto), between Goldman Sachs International and CIJL (the “ISDA”); (ii) the Swap Confirmations entered into as of August 17, 2016 and November 8, 2016 between Goldman Sachs International and CIJL in accordance with the ISDA, as amended, modified, and/or supplemented from time to time; and (iii) the Secured Swap Settlement Agreement entered into as of November 25, 2017 between Goldman Sachs International and CIC, as amended, modified, and/or supplemented from time to time. For purposes of this Plan, the aggregate principal amount of Secured Debt Claims pursuant to the Swap Agreement shall be $114,431,046.00.
195.    “Third-Party Release” means the releases set forth in Article VIII.C of the Plan.
196.    “TSX” means the Toronto Stock Exchange.

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197.    “Two Year Equity Bridge Credit and Guaranty Agreement” means the Two Year Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, CIC (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, the administrative agent, and the lenders from time to time party thereto, as amended, modified and/or supplemented from time to time.
198.    “Unexpired Lease” means a lease to which any of the Debtors are a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.
199.    “Unimpaired” means any Claim or Interest that is not designated as Impaired.
200.    “Unsecured Ad Hoc Group” means the ad hoc group of holders of Concordia’s unsecured debt, represented by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Ashurst LLP, Bennett Jones LLP.
201.    “Unsecured Debt” means, collectively, the debt outstanding under the Unsecured Debt Documents.
202.    “Unsecured Debt Claims” means, collectively, the 7.00% Unsecured Notes Claims, the 9.50% Unsecured Notes Claims, and any Claims arising under or in connection with the Extended Unsecured Bridge Loan Agreement.
203.     “Unsecured Debt Documents” means, collectively: (i) the 7.00% Unsecured Notes Indenture; (ii) the 9.50% Unsecured Notes Indenture; (iii) the Extended Unsecured Bridge Loan Agreement; and (iv) all related documentation, including, without limitation, all guarantee documentation, related to the foregoing.
204.    “Unsecured Debtholders” means, collectively, the holders of the Unsecured Debt, in their capacity as such.
205.    “U.S. Dollars” or “$” means the lawful currency of the United States of America.
206.    “U.S. Trustee” means the United States Trustee for the Southern District of New York.
207.    “USD New Senior Secured Term Loans” means the New Senior Secured Term Loans denominated in U.S. Dollars, in an amount as determined by Concordia with the consent of the Required Consenting Creditors and the Majority Private Placement Parties.
208.    “Voting Deadline” means 5:00 p.m. (prevailing Eastern time) on June 15, 2018, or such other date as may be agreed upon by CIC and the Required Consenting Creditors.
B.    Rules of Interpretation; Application of Definitions and Rules of Construction
Unless otherwise specified, all section or exhibit references in the Plan are to the respective section in, or exhibit to, the Plan, as the same may be amended, waived, or modified from time to time. The words “herein,” “hereof,” “hereto,” “hereunder,” and other words of similar import refer to the Plan as a whole and not to any particular section, subsection, or clause

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contained therein. The headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions hereof. For purposes herein: (1) in the appropriate context, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neutral gender shall include the masculine, feminine, and the neutral gender; (2) any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that the referenced document shall be substantially in that form or substantially on those terms and conditions; (3) unless otherwise specified, all references herein to “Articles” or “Sections” are references to Articles or Sections hereof or hereto; (4) the rules of construction set forth in section 102 of the Bankruptcy Code shall apply; (5) any term used in capitalized form herein that is not otherwise defined but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to that term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be; and (6) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, and shall be deemed to be followed by the words “without limitation.”
C.    Governing Law
Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless otherwise specifically stated, the laws of the State of New York, without giving effect to the principles of conflict of laws, shall govern the rights, obligations, construction and implementation of the Plan, any agreements, documents, instruments or contracts executed or entered into in connection with the Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreement shall control); provided, however, that corporate governance matters relating to the Debtors or the Reorganized Debtors, as applicable, shall be governed by the laws of the jurisdiction of incorporation of the Debtors or Reorganized Debtors, as applicable.
D.    Reference to Monetary Figures
All references in the Plan to monetary figures shall refer to the legal tender of the United States of America, unless otherwise expressly provided.
E.    Computation of Time
Unless otherwise specifically stated herein, the provisions of Bankruptcy Rule 9006(a) shall apply in computing any period of time prescribed or allowed herein. If the date on which a transaction may occur pursuant to the Plan shall occur on a day that is not a Business Day, then such transaction shall instead occur on the next succeeding Business Day.

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ARTICLE II

ADMINISTRATIVE EXPENSE CLAIMS, FEE CLAIMS, AND PRIORITY CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests set forth in Article III and shall have the following treatment:

A.    Administrative Expense Claims

Except to the extent that a holder of an Allowed Administrative Expense Claim agrees to different treatment, each holder of an Allowed Administrative Expense Claim (other than an Administrative Expense Claim that is a Fee Claim) shall receive, in full and final satisfaction, settlement, release, and discharge of and exchange for such Claim, Cash in an amount equal to such Allowed Administrative Expense Claim on, or as soon thereafter as is reasonably practicable, the later of (a) the Effective Date and (b) the first Business Day after the date that is thirty (30) calendar days after the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim; provided, however, that Restructuring Expenses invoiced prior to the Effective Date shall be paid on or before the Effective Date in accordance with Article V.S hereof; provided, further, that Allowed Administrative Expense Claims (other than Fee Claims) representing liabilities incurred in the ordinary course of business by the Debtors, as Debtors in Possession, shall be paid by the Debtors or the Reorganized Debtors in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any course of dealing or agreements governing, instruments evidencing, or other documents relating to such transactions. All statutory fees due and payable under 28 U.S.C. § 1930(a) prior to the Effective Date shall be paid by the Debtors. On and after the Effective Date, the Reorganized Debtors shall pay any and all such fees when due and payable, and shall file with the Bankruptcy Court quarterly reports in a form reasonably acceptable to the U.S. Trustee. Each Debtor shall remain obligated to pay quarterly fees to the U.S. Trustee until the earliest of that particular Debtor’s case being closed, dismissed, or converted to a case under Chapter 7 of the Bankruptcy Code. Except as otherwise provided in the Plan, nothing under the Plan will affect the Debtors’ rights in respect of any Administrative Expense Claims, including all rights in respect of legal and equitable defenses to or setoffs or recoupments against any such Administrative Expense Claims, including the right to Cure any arrearages or defaults that may exist with respect to contracts to be assumed under the Plan.
B.    Fee Claims

1.	Final Fee Applications
All requests for compensation or reimbursement of Fee Claims pursuant to final fee applications shall be filed and served on the Reorganized Debtors, counsel to the Reorganized Debtors, the U.S. Trustee, and such other entities who are designated by the Bankruptcy Rules, the Confirmation Order, or other order of the Bankruptcy Court, no later than sixty (60) days after the Effective Date, unless otherwise agreed by the Debtors or the Reorganized Debtors, as applicable. Holders of Fee Claims that are required to file and serve applications for final allowance of their Fee Claims that do not file and serve such applications by the required

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deadline shall be forever barred from asserting such Claims against the Debtors, Reorganized Debtors, or their respective properties, and such Fee Claims shall be deemed discharged as of the Effective Date. Objections to any Fee Claims must be filed and served on the Reorganized Debtors, counsel to the Reorganized Debtors, and the requesting party no later than thirty (30) days after the filing of the final applications for compensation or reimbursement (unless otherwise agreed by the party requesting compensation of a Fee Claim).

2.	Fee Claims Escrow Account
On the Effective Date, the Reorganized Debtors shall establish the Fee Claims Escrow Account in an amount equal to all Fee Claims of Professionals outstanding as of the Effective Date. The Fee Claims Escrow Account may be an interest-bearing account. Amounts held in the Fee Claims Escrow Account shall not constitute property of the Reorganized Debtors; however, in the event there is a remaining balance in the Fee Claims Escrow Account following payment to all holders of Allowed Fee Claims under the Plan, any such amounts shall be returned to the Reorganized Debtors

3.	Post-Confirmation Date Fees and Expenses
The Debtors or the Reorganized Debtors shall pay in Cash the reasonable legal, professional, or other fees and expenses incurred by the Debtors’ Professionals on and after the Confirmation Date, in the ordinary course of business, and without any further notice to or action, order, or approval of the Bankruptcy Court, provided, however, that (i) the Debtors’ Professionals shall promptly submit all invoices for such fees and expenses to the Initial Consenting Creditors Advisors and (ii) the Required Consenting Creditors shall have ten (10) days to object to such fees and expenses prior to payment of such fees and expenses and any such objection shall be subject to adjudication by the Bankruptcy Court (to the extent unable to be resolved consensually) in order to assess the reasonableness of the fees and/or expenses subject to dispute. Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and Professionals may be employed and paid in the ordinary course of business without any further notice to, or action, order, or approval of, the Bankruptcy Court.
C.    Priority Tax Claims
Except to the extent that a holder of an Allowed Priority Tax Claim agrees to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Priority Tax Claim, each holder of such Allowed Priority Tax Claim shall be treated in accordance with the terms set forth in section 1129(a)(9)(C) of the Bankruptcy Code and, for the avoidance of doubt, holders of Allowed Priority Tax Claims will receive interest on such Allowed Priority Tax Claims after the Effective Date in accordance with sections 511 and 1129(a)(9)(C) of the Bankruptcy Code. To the extent any Allowed Priority Tax Claim is not due and owing on the Effective Date, such Claim shall be paid in accordance with the terms of any agreement between the Debtors and the holder of such Claim, or as may be due and payable under applicable non-bankruptcy law, or in the ordinary course of business.

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ARTICLE III
CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS
A.    Classification in General
A Claim or Interest is placed in a particular Class for all purposes, including voting, confirmation, and distribution under the Plan and under sections 1122 and 1123(a)(1) of the Bankruptcy Code; provided that a Claim or Interest is placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim or Interest is an Allowed Claim or Allowed Interest in that Class and such Allowed Claim or Allowed Interest has not been satisfied, released, or otherwise settled prior to the Effective Date.
B.    Summary of Classification
The following table designates the Classes of Claims against and Interests in each of the Debtors and specifies which of those Classes are (a) Impaired or Unimpaired by the Plan, (b) entitled to vote to accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code, and (c) deemed to accept or reject the Plan. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims, Fee Claims, and Priority Tax Claims have not been classified. The classification of Claims and Interests set forth herein shall apply separately to each of the Debtors. All of the potential Classes for the Debtors are set forth herein. Certain of the Debtors may not have holders of Claims or Interests in a particular Class or Classes, and such Classes shall be treated as set forth in Article III.C of the Plan.

Class	Designation	Treatment	Entitled to Vote
1	Priority Non-Tax Claims	Unimpaired	No (Presumed to accept)
2	Other Secured Claims	Unimpaired	No (Presumed to accept)
3	Secured Debt Claims	Impaired	Yes
4	Unsecured Debt Claims	Impaired	Yes
5	General Unsecured Claims	Unimpaired	No (Presumed to accept)
6	Intercompany Claims	Impaired / Unimpaired	Not Entitled to Vote
7	Intercompany Equity Interests	Impaired / Unimpaired	Not Entitled to Vote
8	CIC Equity Interests	Impaired	No (Deemed to reject)
C.    Treatment of Claims and Interests

1.	Class 1 – Priority Non-Tax Claims.
a.    Impairment and Voting. Class 1 is Unimpaired by the Plan. Each holder of an Allowed Priority Non-Tax Claim is not entitled to vote to accept or reject the Plan and shall be conclusively presumed to have accepted the Plan pursuant to 1126(f) of the Bankruptcy Code.
b.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, unless the holder of a Priority Non-Tax Claim and the Debtors agree to less favorable

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treatment, in full and final satisfaction, settlement, release, and discharge of and exchange for each Allowed Priority Non-Tax Claim, each holder of an Allowed Priority Non-Tax Claim shall either (i) have its Priority Non-Tax Claim Reinstated and rendered Unimpaired, or (ii) receive payment in Cash in an amount equal to such Allowed Priority Non-Tax Claim as soon as practicable after the later of (i) the Effective Date and (ii) thirty (30) days after the date when such Priority Non-Tax Claim becomes an Allowed Priority Non-Tax Claim.

2.	Class 2 – Other Secured Claims.
a.    Impairment and Voting. Class 2 is Unimpaired by the Plan. Each holder of an Allowed Other Secured Claim is not entitled to vote to accept or reject the Plan and shall be conclusively presumed to have accepted the Plan pursuant to 1126(f) of the Bankruptcy Code.
b.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that a holder of an Allowed Other Secured Claim and the Debtors agree to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and exchange for each Allowed Other Secured Claim, each holder of an Allowed Other Secured Claim shall: (i) have its Allowed Other Secured Claim Reinstated and rendered Unimpaired, (ii) receive Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim, if such interest is required to be paid pursuant to sections 506(b) and/or 1129(a)(9) of the Bankruptcy Code, as soon as practicable after the later of (a) the Effective Date, and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim, or (iii) receive the Collateral securing its Allowed Other Secured Claim as soon as practicable after the later of (a) the Effective Date and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim.

3.	Class 3 – Secured Debt Claims.
a.    Allowance. The Secured Debt Claims are Allowed Claims in the aggregate amount of all outstanding principal, interest and other obligations due under the Secured Term Loan Agreement, the 9.00% Secured Notes Indenture, the Swap Agreement, and subject to the Subordination and Postponement Agreement and the Secured Debt Documents, the Subordinated Promissory Note, including those arising after the Petition Date (in each case, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums, or other similar premiums as of the Petition Date).
b.    Impairment and Voting. Class 3 is Impaired by the Plan. Each holder of an Allowed Secured Debt Claim is entitled to vote to accept or reject the Plan.
c.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that a holder of an Allowed Secured Debt Claim and the Debtors agree to less favorable treatment, each holder of an Allowed Secured Debt Claim shall receive, in full and final satisfaction, settlement, release, and discharge of and in exchange for such Allowed Secured Debt Claim:

(i)	its Pro Rata Share of (a) Cash in an amount equal to $500,000,000.00 in the aggregate and (b) Cash in an amount equal to 5% of the principal

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amount of the Secured Debt Claims (in each case, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums, or other similar premiums as of the Petition Date) (collectively, the “Cash Pay-Down”);

(ii)
its Pro Rata Share of the aggregate amount of accrued and unpaid interest (calculated as if such interest has accrued through the Effective Date at the contractual non-default rate, if any, as of the Petition Date under the applicable Secured Debt Document and excluding any compound interest) outstanding under the Secured Term Loan Agreement, the 9.00% Secured Notes Indenture, the Swap Agreement, and/or subject to the Subordination and Postponement Agreement and the Secured Debt Documents, the Subordinated Promissory Note, to the extent applicable to such holder’s Claim and to the extent not previously paid; for the avoidance of doubt, (a) holders of Claims arising under the Secured Term Loan Agreement shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest calculated as if such interest has accrued through the Effective Date at the contract non-default rate as of the Petition Date provided for in the Secured Term Loan Agreement and excluding any compound interest, (b) holders of Claims arising under the 9.00% Secured Notes Indenture shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest calculated as if such interest has accrued through the Effective Date at the contract non-default rate as of the Petition Date provided for in the 9.00% Secured Notes Indenture and excluding any compound interest, (c) holders of claims arising under the Swap Agreement shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest calculated as if such interest has accrued through the Effective Date at the contract non-default rate as of the Petition Date provided for in the Swap Agreement and excluding any compound interest, and (d) subject to the Subordination and Postponement Agreement and the Secured Debt Documents, holders of claims arising under the Subordinated Promissory Note shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest, if any, calculated as if such interest has accrued through the Effective Date at the contract rate provided for in the Subordinated Promissory Note and excluding any compound interest, if any;

(iii)
(a) a holder of a Secured Debt Claim arising under or in connection with the Secured Term Loan Agreement, the Swap Agreement, or subject to the Subordination and Postponement Agreement and the Secured Debt Documents, the Subordinated Promissory Note (each a “New Senior Secured Term Loans Eligible Claim”) shall receive its Pro Rata Share of the New Senior Secured Debt in the form of the New Senior Secured Term Loans and/or the New Senior Secured Notes, subject to the allocations and election process set forth in Article V.F herein; and (b) a holder of a Secured Debt Claim arising under or in connection with the 9.00% Secured Notes Indenture shall receive its Pro Rata Share of the

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New Senior Secured Notes, subject to the allocations and election process set forth in Article V.F herein; and

(iv)
subject to the consent of the Majority Private Placement Parties in order to effectuate the Restructuring Transactions in accordance with the Restructuring Support Agreement, its Pro Rata Share of the Secured Debtholder Equity Distribution.

4.	Class 4– Unsecured Debt Claims.
a.    Allowance. The Unsecured Debt Claims are Allowed Claims in the aggregate amount of all outstanding principal and interest and other obligations due under the 7.00% Unsecured Notes Indenture, the 9.50% Unsecured Notes Indenture, and the Extended Unsecured Bridge Loan Agreement, including those arising after the Petition Date.
b.    Impairment and Voting. Class 4 is Impaired by the Plan. Each holder of an Allowed Unsecured Debt Claim is entitled to vote to accept or reject the Plan.
c.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that the holder of such Allowed Unsecured Debt Claim and the Debtors agree to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Unsecured Debt Claim, each holder of an Allowed Unsecured Debt Claim shall receive its Pro Rata Share of 12% of the New CIC Shares as of the Effective Date, subject to dilution on account of the Management Incentive Plan and the Secured Debtholder Equity Distribution (if any).

5.	Class 5 – General Unsecured Claims.
a.    Impairment and Voting. Class 5 is Unimpaired by the Plan. Each holder of an Allowed General Unsecured Claim is not entitled to vote to accept or reject the Plan and shall be conclusively presumed to have accepted the Plan pursuant to 1126(f) of the Bankruptcy Code.
b.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that the holder of such Allowed General Unsecured Claim and the Debtors agree to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and exchange for each Allowed General Unsecured Claim, each holder of an Allowed General Unsecured Claim shall either (i) have its Allowed General Unsecured Claim Reinstated and rendered Unimpaired, or (ii) receive Cash in an amount equal to such Allowed General Unsecured Claim.

6.	Class 6 – Intercompany Claims.
a.    Impairment and Voting. Class 6 is either (1) Unimpaired by the Plan, in which case the holders of such Allowed Intercompany Claims in Class 6 shall be conclusively presumed to have accepted the Plan pursuant to 1126(f) of the Bankruptcy Code, or (2) Impaired by the Plan and not receiving any distribution, in which case the holders of such Allowed Intercompany Claims in Class 6 are conclusively deemed to have rejected the Plan pursuant

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to 1126(g) of the Bankruptcy Code. Therefore, each holder of an Allowed Intercompany Claim in Class 6 will not be entitled to vote to accept or reject the Plan.
b.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that a holder of an Intercompany Claim and the Debtors agree to less favorable treatment, each holder of an Intercompany Claim shall either have its Claim Reinstated and rendered Unimpaired or cancelled and rendered Impaired in the Debtors’ discretion, with the consent of the Majority Private Placement Parties. On and after the Effective Date, the Debtors and the Reorganized Debtors will be permitted to transfer funds between and among themselves as they determine to be necessary or appropriate to enable the Reorganized Debtors to satisfy their obligations under the Plan. Except as set forth herein, any changes to intercompany account balances resulting from such transfers will be accounted for and settled in accordance with the Debtors’ historical intercompany account settlement practices.

7.	Class 7 – Intercompany Equity Interests.
a.    Impairment and Voting. Class 7 is either (1) Unimpaired by the Plan, in which case the holders of such Allowed Intercompany Equity Interests in Class 7 shall be conclusively presumed to have accepted the Plan pursuant to 1126(f) of the Bankruptcy Code, or (2) Impaired by the Plan and not receiving any distribution, in which case the holders of such Allowed Intercompany Equity Interests in Class 7 are conclusively deemed to have rejected the Plan pursuant to 1126(g) of the Bankruptcy Code. Therefore, each holder of an Allowed Intercompany Equity Interest in Class 7 will not be entitled to vote to accept or reject the Plan.
b.    Distribution. On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that a holder of an Intercompany Equity Interest and the Debtors agree to less favorable treatment, all Allowed Intercompany Equity Interests shall either be Reinstated and rendered Unimpaired or cancelled and rendered Impaired in the Debtors’ discretion, with the consent of the Majority Private Placement Parties. To the extent Reinstated, the Intercompany Equity Interests are Unimpaired solely to preserve the Debtors’ corporate structure and holders of those Interests shall not otherwise receive or retain any property on account of such Interests. Further, to the extent Reinstated, the Intercompany Equity Interests shall be Reinstated for the ultimate benefit of the holders of the New CIC Shares, and in exchange for the Debtors’ and Reorganized Debtors’ agreement under the Plan to make certain distributions to the holders of Allowed Claims. For the avoidance of doubt, subject to the Restructuring Transactions, to the extent Reinstated pursuant to the Plan, on and after the Effective Date, all Intercompany Equity Interests shall be owned by the same Reorganized Debtor that corresponds with the Debtor that owned such Intercompany Equity Interests prior to the Effective Date.

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8.	Class 8 – CIC Equity Interests.
a.    Impairment and Voting. Class 8 is Impaired by the Plan. Notwithstanding the foregoing, each holder of a CIC Equity Interest is conclusively deemed to have rejected the Plan and is not entitled to vote to accept or reject the Plan.
b.    Distribution. On the Effective Date, CIC Equity Interests shall be cancelled and discharged and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and holders of CIC Equity Interests shall receive no distribution on account of such CIC Equity Interests.
D.    Special Provision Governing Unimpaired Claims
Except as otherwise provided in the Plan, nothing under the Plan will affect the Debtors’ rights in respect of any Unimpaired Claims, including all rights in respect of legal and equitable defenses to or setoffs or recoupments against any such Unimpaired Claims, including the right to Cure any arrearages or defaults that may exist with respect to contracts to be assumed under the Plan.
ARTICLE IV

ACCEPTANCE REQUIREMENTS; EFFECT OF REJECTION BY ONE OR MORE CLASSES OF CLAIMS
A.    Impaired Classes to Vote on Plan
Each holder of a Claim or Interest in an Impaired Class, not otherwise deemed to have rejected the Plan, shall be entitled to vote separately to accept or reject the Plan. The Claims included in Classes 3 and 4 are Impaired and entitled to vote to accept or reject the Plan. By operation of law, Classes 1, 2, 5, 6, and 7 are deemed to have accepted the Plan and are not entitled to vote, and Class 8 is deemed to have rejected the Plan and is not entitled to vote.
B.    Acceptance by Class of Creditors
An Impaired Class of holders of Claims shall have accepted the Plan if the Plan is accepted by at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of the Allowed Claims of such Class that have voted to accept or reject the Plan.
C.    Cramdown
The Debtors intend to undertake to have the Bankruptcy Court confirm the Plan pursuant to section 1129(b) of the Bankruptcy Code because Class 8 (CIC Equity Interests) is Impaired and deemed to reject the Plan. In the event that any Impaired Class of Claims fails to accept the Plan in accordance with section 1129(a) of the Bankruptcy Code, the Debtors reserve the right to request that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy Code as to such Class.

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ARTICLE V

MEANS FOR IMPLEMENTATION OF THE PLAN
A.    Non-Substantive Consolidation
On the Effective Date, the Debtors’ Estates shall not be deemed to be consolidated for purposes of the Plan. The Plan constitutes a separate plan proposed by each Debtor within the meaning of section 1121 of the Bankruptcy Code. Any Claims against one or more of the of the Debtors based upon a guaranty, indemnity, co-signature, surety, or otherwise, of Claims against another Debtor shall be treated as separate and distinct Claims against the Estates of the respective Debtors and shall be entitled to the treatment provided for under the Plan’s provisions concerning distributions.
B.    Operations Between the Confirmation Date and Effective Date
During the period from the Confirmation Date through and until the Effective Date, the Debtors may continue to operate their businesses as Debtors in Possession.
C.    Private Placement
On the Effective Date, the Debtors shall consummate the Private Placement pursuant to the Subscription Agreement and Private Placement Documents. Pursuant to the Private Placement, the Private Placement Parties shall be obligated to purchase (severally and not jointly), in the aggregate, 88.0% (subject to dilution on account of the Management Incentive Plan and the Secured Debtholder Equity Distribution, if any) of the New CIC Shares for an aggregate purchase price of $586.5 million, on the terms and conditions set forth in the Subscription Agreement. The respective amount of the Private Placement that each Private Placement Party agrees to subscribe for shall be set out in the Subscription Agreement (each, a “Private Placement Commitment,” and collectively, the “Private Placement Commitments”). Subject to and in accordance with the Subscription Agreement, as consideration for the Private Placement Parties’ respective Private Placement Commitment, each Private Placement Party shall earn upon the execution of the Subscription Agreement and shall be entitled to receive, on the Effective Date or as otherwise provided in the Subscription Agreement, its Pro Rata Share (based on its Private Placement Commitment) of the Private Placement Commitment Consideration.
For the avoidance of doubt, any New CIC Shares purchased by the Private Placement Parties pursuant to the Subscription Agreement shall be solely on account of the new money provided in the Private Placement and not on account of any purchaser’s Secured Debt Claims or Unsecured Debt Claims.
D.    Restructuring Transactions
On or as soon as reasonably practicable after the Effective Date, the Reorganized Debtors, in each case, shall take such actions as may be or become necessary or appropriate to effectuate any transaction described in, approved by, contemplated by, or necessary to effectuate, the Plan (the “Restructuring Transactions”), in each case subject to the terms and conditions of

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the Restructuring Support Agreement and the Subscription Agreement, including (i) the execution and delivery of appropriate agreements or other documents of merger, consolidation, restructuring, financing, conversion, disposition, transfer, dissolution, or liquidation containing terms that are consistent with the terms of the Plan, Plan Supplement, and Definitive Documents that satisfy the applicable requirements of applicable law and any other terms to which the applicable parties agree, (ii) the execution and delivery of appropriate instruments of transfer, assignment, assumption, or delegation of any asset, property, right, liability, debt, or obligation on terms consistent with the terms of the Plan, Plan Supplement, and Definitive Documents, (iii) the filing of the Amended Organizational Documents, and other appropriate certificates or articles of reincorporation, merger, consolidation, conversion, or dissolution pursuant to the law of the applicable jurisdiction, (iv) the execution and delivery of the documents included in the Plan Supplement or contemplated by the Restructuring Support Agreement, as applicable, including but not limited to, the New Senior Secured Debt Documents and the Exit Revolver Documents, (v) the issuance of securities, all of which shall be authorized and approved in all respects in each case without further action being required under applicable law, regulation, order, or rule, (vi) such other transactions that are required to effectuate the Restructuring Transactions in the most tax efficient manner, including mergers, consolidations, restructurings, conversions, dispositions, transfers, formations, organizations, dissolutions or liquidations, and (vii) all other actions that the Reorganized Debtors, the Required Consenting Creditors, and/or the Majority Private Placement Parties (as applicable in light of such parties respective rights under the Restructuring Support Agreement) determine to be necessary or appropriate, including making filings or recordings that may be required by applicable law, subject, in each case, to the Amended Organizational Documents.
In connection with the distributions provided under this Plan, all consideration payable to the Secured Swap Lender in consideration for the full and final settlement of its Secured Debt Claim under the Swap Agreement shall be paid by CIC for and on behalf of CIJL.
Without limiting the foregoing, on the Effective Date, the following Restructuring Transactions shall be effectuated:
(i)    Exit Revolver and New Senior Secured Debt. Except as expressly set forth in Article V.E and Article V.F below, the Debtors obligations under the Secured Term Loan Agreement, the 9.00% Secured Notes Indenture, the Swap Agreement, and the Subordinated Promissory Note shall be discharged, and the Reorganized Debtors shall enter into the Exit Revolver (as defined below) and the New Senior Secured Debt, as set forth below in Article V.E and Article V.F of the Plan, respectively.
(ii)    Equitization of Unsecured Debt. The Debtors or Reorganized Debtors shall distribute 12% of the New CIC Shares to the holders of Unsecured Debt Claims (subject to dilution on account of the Management Incentive Plan and the Secured Debtholder Equity Distribution) and the Unsecured Debt shall be cancelled (subject to Article V.J) and all of the Debtors’ obligations under the Unsecured Debt Documents shall be discharged.

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E.    Exit Revolver
On or around the Effective Date, the Reorganized Debtors shall enter into the Exit Revolver Agreement and any other documents necessary or appropriate to satisfy the conditions to the effectiveness of the Exit Revolver. Upon Confirmation of the Plan, the Debtors shall be authorized, without the need for any further corporate action or without further action by the Debtors or Reorganized Debtors, as applicable, to enter into, and perform under, the Exit Revolver Agreement and any other documents or instruments necessary or appropriate to satisfy the conditions to effectiveness of the Exit Revolver. The Exit Revolver shall have the benefit of substantially the same guarantees and security as the New Senior Secured Debt.
Confirmation of the Plan shall be deemed approval of the Exit Revolver and the Exit Revolver Documents, as applicable, and all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein, and authorization of the Reorganized Debtors to enter into and execute the Exit Revolver Documents as may be required to effectuate the treatment afforded by the Exit Revolver. On the Effective Date, all of the Liens and security interests to be granted in accordance with the Exit Revolver Documents (a) shall be deemed to be granted, (b) shall be legal, binding, and enforceable Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the Exit Revolver Documents, (c) shall be deemed perfected on the Effective Date, subject only to such Liens and security interests as may be permitted under the Exit Revolver Documents, and (d) shall not be subject to recharacterization or equitable subordination for any purposes whatsoever and shall not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any applicable non-bankruptcy law. The Reorganized Debtors and the persons and entities granted such Liens and security interests shall be authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such Liens and security interests under the provisions of the applicable state, federal, or other law that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.
F.    New Senior Secured Debt
1. New Senior Secured Term Loans and New Senior Secured Notes
On the Effective Date the Reorganized Debtors shall enter into New Senior Secured Debt Documents, which will set forth the terms of the New Senior Secured Debt. Confirmation of the Plan shall be deemed approval of the New Senior Secured Debt and the New Senior Secured Debt Documents, as applicable, and all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, and expenses provided for therein, and authorization of the Reorganized Debtors to enter into and execute the New Senior Secured Debt Documents and such other documents as may be required to effectuate the

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treatment afforded by the New Senior Secured Debt. On the Effective Date, all of the Liens and security interests to be granted in accordance with the New Senior Secured Debt Documents (a) shall be deemed to be granted, (b) shall be legal, binding, and enforceable Liens on, and security interests in, the collateral granted thereunder in accordance with the terms of the New Senior Secured Debt Documents, (c) shall be deemed perfected on the Effective Date, subject only to such Liens and security interests as may be permitted under the New Senior Secured Debt Documents, and (d) shall not be subject to recharacterization or equitable subordination for any purposes whatsoever and shall not constitute preferential transfers or fraudulent conveyances under the Bankruptcy Code or any applicable non-bankruptcy law. The Reorganized Debtors and the persons and entities granted such Liens and security interests shall be authorized to make all filings and recordings, and to obtain all governmental approvals and consents necessary to establish and perfect such Liens and security interests under the provisions of the applicable state, federal, or other law that would be applicable in the absence of the Plan and the Confirmation Order (it being understood that perfection shall occur automatically by virtue of the entry of the Confirmation Order and any such filings, recordings, approvals, and consents shall not be required), and will thereafter cooperate to make all other filings and recordings that otherwise would be necessary under applicable law to give notice of such Liens and security interests to third parties.
2. New Senior Secured Notes Election
In connection with the distributions afforded under this Plan to the holders of Class 3 Claims (Secured Debt Claims), the Pro Rata Share of the New Senior Secured Debt distributed to such holders shall be subject to the right of certain holders of Class 3 Claims that hold Claims arising under the Secured Term Loan Agreement to elect, on or prior to the Voting Deadline, to receive all or a portion of its Pro Rata Share of the New Senior Secured Debt in the form of New Senior Secured Notes rather than the New Senior Secured Term Loans (the “New Senior Secured Notes Election”); provided, however, that the aggregate principal amount of the New Senior Secured Notes distributed in connection with such election shall not exceed the amount (“New Senior Secured Notes Allocation Amount”) equal to $300 million less the principal amount of the New Senior Secured Notes allocated to the holders of Allowed 9.00% Secured Notes Claims.
In the event the New Senior Secured Notes become oversubscribed by holders of Secured Debt Claims that hold Claims arising under the Secured Term Loan Agreement (the “Class 3 Electors”) pursuant to the New Senior Secured Notes Election (such that the elections of the Class 3 Electors total more than the New Senior Secured Notes Allocation Amount), such Class 3 Electors shall be deemed to have made a partial election for the New Senior Secured Term Loans (on a pro-rata basis based on the principal amount of Secured Term Loan debt held by such Class 3 Elector) in an amount which reduces the aggregate New Senior Secured Notes allocated under the New Senior Secured Notes Election to an aggregate principal amount not exceeding the New Senior Secured Notes Allocation Amount.
In the event that the New Senior Secured Notes Elections are made such that the amount of New Senior Secured Notes elected would be less than the New Senior Secured Notes Allocation Amount, each Consenting Unsecured Debtholder that holds Secured Term Loans and that did not elect to receive New Senior Secured Notes, pursuant to the New Senior Secured Notes Election, for all or any portion of its Secured Term Loans shall be deemed to have made a

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New Senior Secured Notes Election (and to be a Class 3 Elector) in respect of its Secured Term Loans in an amount equal to its Consenting Unsecured Debtholder Notes Election Pro Rata Share of the New Senior Secured Notes Deficiency such that the total principal amount of New Senior Secured Notes to be issued to the Class 3 Electors (in such capacity) in respect of Secured Term Loans pursuant to this Plan is equal to the New Senior Secured Notes Allocation Amount, and the amount of New Senior Secured Term Loans that would otherwise have been issued to such Consenting Unsecured Debtholder shall be reduced by an amount equal to its Consenting Unsecured Debtholder Notes Election Pro Rata Share of the New Senior Secured Notes Deficiency; provided, however, that no such Consenting Unsecured Debtholder shall receive, in respect of its Secured Term Loans, New Senior Secured Debt in an aggregate principal amount in excess of its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans and, the total principal amount of New Senior Secured Notes to be issued to Class 3 Electors may be less than the New Senior Secured Notes Allocation Amount as a result of such maximum.
3. New Senior Secured Term Loans Currency Election
Each Secured Debtholder entitled to receive New Senior Secured Term Loans pursuant to Article III.C.3.c.iii shall be entitled to elect (its “New Senior Secured Term Loans Currency Election”) to receive its New Senior Secured Term Loans as USD New Senior Secured Term Loans and/or EUR New Senior Secured Term Loans (in an amount determined based on the EUR/USD Exchange Rate on the FX Date) in the proportions specified by such Secured Debtholder (the amount of EUR New Senior Secured Term Loans elected by a Secured Debtholder pursuant to New Senior Secured Term Loans Currency Election, the “EUR New Senior Secured Term Loans Election Amount”) by submitting its New Senior Secured Term Loans Currency Election to Concordia (or its agents) prior to the New Senior Secured Term Loans Currency Election Deadline, subject to the following terms and conditions. Each Secured Debtholder entitled to receive New Senior Secured Term Loans and that did not make a New Senior Secured Term Loans Currency Election (a “Non-Currency Electing Secured Debtholder”) shall be deemed to have elected to receive USD New Senior Secured Term Loans (subject to certain adjustments set forth below).
In the event that New Senior Secured Term Loans Currency Elections are made such that the aggregate principal amount of EUR New Senior Secured Term Loans elected for by Secured Debtholders pursuant to foregoing paragraph (each such Secured Debtholder, a “EUR New Senior Secured Term Loans Elector”) would exceed the EUR New Senior Secured Term Loans Maximum Amount, each EUR New Senior Secured Term Loans Elector shall be deemed to have made a partial election to receive USD New Senior Secured Term Loans in respect of the New Senior Secured Term Loans it is entitled to receive pursuant to this Plan in an amount equal to its EUR New Senior Secured Term Loans Elector Pro Rata Share of the EUR New Senior Secured Term Loans Elector Excess and its EUR New Senior Secured Term Loans Election Amount shall be reduced on a corresponding basis such that the total principal amount of all EUR New Senior Secured Term Loans to be issued pursuant to this Plan is equal to the EUR New Senior Secured Term Loans Allocation Amount.

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In the event that New Senior Secured Term Loans Currency Elections are made such that the aggregate principal amount of EUR New Senior Secured Term Loans elected for by EUR New Senior Secured Term Loans Electors pursuant to this Article V.F.3 would be less than the EUR New Senior Secured Term Loans Allocation Amount, each Non-Currency Electing Secured Debtholder shall be deemed to have made a New Senior Secured Term Loans Currency Election in respect of the New Senior Secured Term Loans to which it is entitled to receive pursuant to Article III.C.3.c.iii in an amount equal to its Non-Currency Electing Pro Rata Share of the EUR New Senior Secured Term Loans Deficiency and shall be deemed to receive the balance of its New Senior Secured Term Loans (if any) as USD New Senior Secured Term Loans; provided that no such Non-Currency Electing Secured Debtholder shall receive, in respect of its New Senior Secured Term Loans Eligible Claim, New Senior Secured Debt in an aggregate principal amount in excess of its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans and, the total principal amount of EUR New Senior Secured Term Loans may be less than the EUR New Senior Secured Term Loans Allocation Amount as a result of such maximum.
G.    Issuance of Securities
All of the CIC Equity Interests shall be cancelled as of the Effective Date and, subject to the Restructuring Transactions, Reorganized CIC shall issue the New CIC Shares pursuant to the Subscription Agreement and to holders of Claims entitled receive the New CIC Shares pursuant to the Plan. Subject to and in accordance with the Amended Organizational Documents, the issuance of the New CIC Shares by Reorganized CIC is authorized without the need for any further corporate action or any further action by the Debtors, the Reorganized Debtors, or Reorganized CIC, as applicable. The Amended Organizational Documents shall authorize the issuance and distribution on the Effective Date of the New CIC Shares to the Disbursing Agent for the benefit of holders of Claims in accordance with Article III of the Plan. All of the New CIC Shares issued under the Plan shall be duly authorized, validly issued, fully paid, and non-assessable, and shall be subject to the terms and conditions of the Amended Organizational Documents.
Each distribution and issuance referred to in Article V and Article VII hereof shall be governed by the terms and conditions set forth in the Plan applicable to such distribution or issuance and by the terms and conditions of the instruments evidencing or relating to such distribution or issuance, which terms and conditions shall bind each Entity receiving such distribution or issuance. On or before the Distribution Date, Reorganized CIC shall issue the New CIC Shares for distribution pursuant to the provisions hereof. All securities to be issued shall be deemed issued as of the Effective Date regardless of the date on which they are actually distributed.
Except as provided below, the Debtors intend for the New CIC Shares distributed under the Plan to be issued in book-entry form through the Direct Registration System of the transfer agent and the facilities of DTC, and for the ownership interest of each registered holder of such New CIC Shares, and transfer of ownership interests therein, to be recorded on the records of the

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transfer agent and for the ownership interest of each beneficial holder of such New CIC Shares to be reflected in the records of the direct and indirect DTC participants.
H.    Exemption from Registration Requirements
To the extent provided in section 1145 of the Bankruptcy Code and under applicable nonbankruptcy law, the offer, issuance, and distribution under the Plan of the securities included in the Plan Currency will be exempt from registration under the Securities Act, all rules and regulations promulgated thereunder, and any state Blue Sky Law.
The New CIC Shares issued in connection with the Private Placement will be issued without registration under the Securities Act pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) and/or Regulation D of the Securities Act, and as a result, will be “restricted securities” within the meaning of Rule 144 promulgated under the Securities Act. Recipients of such New CIC Shares are advised to consult with their own legal advisors as to the availability of any exemption from registration under the Securities Act and any applicable state Blue Sky Law.
Notwithstanding anything to the contrary, no entity (including, for the avoidance of doubt, DTC) shall be entitled to a legal opinion regarding the validity of any transaction contemplated by the Plan, including, for the avoidance of doubt, whether the New CIC Shares are exempt from registration and/or eligible for DTC book-entry delivery, settlement, and depository services. DTC shall be required to accept and conclusively rely upon the Plan or Confirmation Order in lieu of a legal opinion regarding whether the New CIC Shares are exempt from registration and/or meet eligibility requirements for DTC book-entry delivery, settlement, and depository services.
I.    SEC Reporting Requirements and Listing of New CIC Shares
As of the date hereof, CIC is a reporting company under the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(a) -78(qq).
Further, as of the date hereof, CIC’s common shares are publicly listed on the NASDAQ (under the symbol “CXRX”) and the TSX (under the symbol “CXR”). CIC intends to remain listed following the Petition Date on the TSX or on another Designated Offshore Securities Market acceptable to the Majority Private Placement Parties, the Reorganized Debtors intend to continue such TSX listing (or listing on another Designated Offshore Securities Market) in respect of the New CIC Shares, and the Required Consenting Creditors have agreed to provide CIC with sufficient time and cooperation to take the necessary steps to comply with all applicable TSX (or other Designated Offshore Securities Market) requirements, as shall be reasonably agreed between CIC and the Required Consenting Creditors, in order for CIC to maintain such TSX listing (or listing on another Designated Offshore Securities Market) and for the Reorganized Debtors to be able to continue such listing upon the Effective Date. In the event CIC loses its TSX listing prior to the Effective Date, the Required Consenting Creditors have agreed to support CIC’s good faith efforts to become relisted on the TSX (or listed on another Designated Offshore Securities Market), and CIC will use commercially reasonable efforts to

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comply with the TSX (or other Designated Offshore Securities Market) listing requirements while delisted, subject to the terms and conditions of the Plan.
J.    Cancellation of Notes, Agreements, Certificates, and Instruments
Unless otherwise provided for herein, on the Effective Date, all promissory notes, stock, instruments, indentures, bonds, agreements, certificates or other documents evidencing, giving rise to, or governing any Secured Debt Claims and Unsecured Debt Claims against the Debtors and the CIC Equity Interests shall be deemed cancelled and shall represent only the right, if any, to participate in the distributions to be made pursuant to the Plan. The obligations of the Debtors thereunder or in any way related thereto shall be fully released, terminated, extinguished and discharged and, with respect to the CIC Equity Interests, retired and thereafter cease to exist, in each case without further notice to or order of the Bankruptcy Court, act or action under applicable law, regulation, order, or rule or any requirement of further action, vote or other approval or authorization by any Person.
Notwithstanding the foregoing, any provision in any document, instrument, lease, or other agreement that causes or effectuates, or purports to cause or effectuate, a default, termination, waiver, or other forfeiture of, or by, the Debtors or their Interests, as a result of the cancellations, terminations, satisfaction, releases, or discharges provided for in this Article V.J and Article VIII herein shall be deemed null and void and shall be of no force and effect. Nothing contained herein shall be deemed to cancel, terminate, release, or discharge the obligation of the Debtors or any of their counterparties under any Executory Contract or Unexpired Lease to the extent such Executory Contract or Unexpired Lease has been assumed by the Debtors pursuant to a Final Order of the Bankruptcy Court or hereunder.
Notwithstanding anything to the contrary herein:

i.
The transactions contemplated by this Plan shall not affect, terminate or amend in any manner the rights of the Secured Term Loan Agent, any L/C Issuer or any Revolving Lender in respect of (1) the Cash Collateral Account and the funds held therein or (2) any fees (including any Letter of Credit Fees) or other amounts owing to such parties in respect of the outstanding Letters of Credit, in each case unless otherwise agreed by CIC, the Secured Term Loan Agent and the applicable L/C Issuer or Revolving Lenders.

ii.
On and after the Effective Date all duties and responsibilities of the Secured Term Loan Agent arising under or related to the Secured Term Loan Agreement shall be discharged except to the extent required in order to effectuate this Plan. For the avoidance of doubt and notwithstanding the foregoing, nothing contained in this Plan shall in any way limit or affect the standing of the Secured Term Loan Agent to appear and be heard by the Bankruptcy Court in the Chapter 11 Cases or any related proceedings before any court of competent jurisdiction, in the United States, Canada or elsewhere, on and after the Effective Date.

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K.    Governance Documents and Corporate Existence
Except as otherwise provided in the Plan or any agreement, instrument, or other document incorporated in the Plan or the Plan Supplement, on the Effective Date, each of the Debtors shall continue to exist after the Effective Date as the Reorganized Debtors in accordance with the applicable laws of the respective jurisdictions in which they are incorporated and pursuant to the Amended Organizational Documents.
L.    Reorganized Debtors’ Boards of Directors and Officers
Prior to the Confirmation Hearing in accordance with section 1129(a)(5) of the Bankruptcy Code, the Debtors shall disclose the composition of each board of directors or managers of a Reorganized Debtor, as applicable, and, to the extent applicable, the officers of each Reorganized Debtor.
Except to the extent that a member of the board of directors or a manager, as applicable, of a Debtor continues to serve as a director or manager of such Debtor on and after the Effective Date, the members of the board of directors or managers of each Debtor prior to the Effective Date, in their capacities as such, shall have no continuing obligations to the Reorganized Debtors on or after the Effective Date and each such director or manager will be deemed to have resigned or shall otherwise cease to be a director or manager of the applicable Debtor on the Effective Date. Commencing on the Effective Date, each of the directors and managers of each of the Reorganized Debtors shall be elected and serve pursuant to the terms of the applicable organizational documents of such Reorganized Debtor and may be replaced or removed in accordance with such organizational documents.
Except as otherwise provided in the Plan Supplement, the officers of the respective Reorganized Debtors immediately before the Effective Date, as applicable, shall serve as the initial officers of each of the respective Reorganized Debtors on and after the Effective Date and in accordance with any employment agreement with the Reorganized Debtors and applicable nonbankruptcy law. After the Effective Date, the selection of officers of the Reorganized Debtors shall be as provided by their respective organizational documents.
M.    Management Incentive Plan
Upon or following the Effective Date, the Reorganized Debtors shall adopt a long-term Management Incentive Plan for Reorganized CIC consistent with the terms set forth in the Restructuring Support Agreement, which provides for a pool of no more than 7.5% of the New CIC Shares (on a fully diluted basis) that will be allocated by the New Board. The Management Incentive Plan will permit the granting of various types of equity awards, including stock options, share appreciation rights, restricted shares, restricted share units, deferred share units, and other share-based awards. Awards, and the vesting thereof, issuable under the Management Incentive Plan shall be determined by the New Board (or the applicable compensation committee) upon or following the Effective Date.

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N.    Corporate Action
Upon the Effective Date or as soon thereafter as is reasonably practicable, all actions contemplated by the Plan shall be deemed authorized and approved in all respects, including, as applicable: (1) selection of the directors, managers, and officers of the Reorganized Debtors, including the appointment of the New Board; (2) the entry into the Exit Revolver and the New Senior Secured Debt and the execution, delivery, and filing of the Exit Revolver Documents and the New Senior Secured Debt Documents; (3) the implementation of the Restructuring Transactions; and (4) all other actions contemplated by the Plan (whether to occur before, on or after the Effective Date). All matters provided for in the Plan involving the corporate structure of the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the directors or officers of the Debtors or the Reorganized Debtors.
On or (as applicable) before the Effective Date, the appropriate officers of the Debtors or the Reorganized Debtors, as applicable, shall be authorized and directed to issue, execute, and deliver the agreements, documents, securities, certificates of incorporation, operating agreements, and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtors. The authorizations and approvals contemplated by this Article V shall be effective notwithstanding any requirements under nonbankruptcy law.
O.    Effectuating Documents; Further Transactions
On and after the Effective Date, the Reorganized Debtors and the officers and members of the board of directors thereof are authorized to issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan, the Exit Revolver, the New Senior Secured Debt, and the securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization or consents except for those expressly required pursuant to the Plan or Restructuring Support Agreement.
P.    Vesting of Assets in the Reorganized Debtors
Except as otherwise provided in the Plan or any agreement, instrument or other document incorporated therein, on the Effective Date, all property in each Estate and all Causes of Action (except those released pursuant to the releases by the Debtors provided by Article VIII.B hereof) shall vest in each respective Reorganized Debtor, free and clear of all Liens, Claims, charges, or other encumbrances. On and after the Effective Date, except as otherwise provided in the Plan, the Reorganized Debtors may operate their businesses and may use, acquire or dispose of property and compromise or settle any Claims, Interests, or Causes of Action without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules.

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Q.    Section 1146 Exemption from Certain Taxes and Fees
To the fullest extent permitted by section 1146(a) of the Bankruptcy Code, any transfers (whether from a Debtor to a Reorganized Debtor or to any other Person) of property under the Plan (including the Restructuring Transactions) or pursuant to: (a) the issuance, distribution, transfer, or exchange of any debt, equity security, or other interest in the Debtors or the Reorganized Debtors; (b) the creation, modification, consolidation, termination, refinancing, and/or recording of any mortgage, deed of trust, or other security interest, or the securing of additional indebtedness by such or other means; (c) the making, assignment, or recording of any lease or sublease; (d) the grant of collateral as security for any or all of the Exit Revolver and New Senior Secured Debt, as applicable; or (e) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan (including the Restructuring Transactions), shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, regulatory filing or recording fee, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forego the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. All filing or recording officers (or any other Person with authority over any of the foregoing), wherever located and by whomever appointed, shall comply with the requirements of section 1146(c) of the Bankruptcy Code, shall forego the collection of any such tax or governmental assessment, and shall accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.
R.    Preservation of Causes of Action
In accordance with section 1123(b) of the Bankruptcy Code, and except where such Causes of Action have been expressly released (including, for the avoidance of doubt, pursuant to the releases by the Debtors provided by Article VIII.B hereof), the Reorganized Debtors shall retain and may enforce all rights to commence and pursue, as appropriate, any and all Causes of Action, whether arising before or after the Petition Date, including any actions specifically enumerated in the Plan Supplement, and the Reorganized Debtors’ rights to commence, prosecute, or settle such Causes of Action shall be preserved notwithstanding the occurrence of the Effective Date. The Reorganized Debtors may pursue such Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors. No Person may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against them. Except with respect to Causes of Action as to which the Debtors or Reorganized Debtors have released any Person on or before the Effective Date (including pursuant to the releases by the Debtors (provided by Article VIII.B hereof) or otherwise), the Debtors or Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Person, except as otherwise expressly provided in

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the Plan. Unless any Causes of Action against a Person are expressly waived, relinquished, exculpated, released, compromised, or settled in the Plan or a Bankruptcy Court order, the Reorganized Debtors expressly reserve all Causes of Action, for later adjudication, and, therefore, no preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches, shall apply to such Causes of Action upon, after or as a consequence of the Confirmation or consummation of the Plan. For the avoidance of doubt, in no instance will any Cause of Action preserved pursuant to this Article V.R include any Claim or Cause of Action with respect to, or against, a Released Party.
In accordance with section 1123(b)(3) of the Bankruptcy Code, any Causes of Action preserved pursuant to the first paragraph of this Article V.R that a Debtor may hold against any Entity shall vest in the Reorganized Debtors. The applicable Reorganized Debtor, through its authorized agents or representatives, shall retain and may exclusively enforce any and all such Causes of Action. The Reorganized Debtors shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action, or to decline to do any of the foregoing, without the consent or approval of any third party or any further notice to or action, order, or approval of the Bankruptcy Court.
S.    Restructuring Expenses
The Restructuring Expenses shall be Allowed Administrative Expenses without the need for any application to the Bankruptcy Court. On or promptly after the Effective Date, the Debtors or the Reorganized Debtors, as applicable, shall pay in full in Cash all outstanding Restructuring Expenses not previously paid pursuant to an order of the Bankruptcy Court (or otherwise) in accordance with the terms of the applicable engagement letters entered into or acknowledged by the Debtors or other applicable contractual arrangements, including, for the avoidance of doubt, any fees and expenses or other obligations owed to the Initial Consenting Creditors Advisors and the Secured Swap Lender’s advisors, the Agents’ Fees and Expenses, and the Indenture Trustees’ Fees and Expenses, whether arising prepetition or postpetition and that are outstanding on the Effective Date, without the need for any application or notice to or approval by the Bankruptcy Court, without in any way affecting or diminishing (a) the rights of any of the Indenture Trustees to exercise its Indenture Trustee Charging Lien against distributions under this Plan to holders of the 9.00% Secured Notes, the 7.00% Unsecured Notes or the 9.50% Unsecured Notes, as applicable, with respect to any unpaid Indenture Trustees’ Fees and Expenses, or (b) the rights or authority of the Secured Term Loan Agent to make distributions in connection with this Plan in accordance with the terms of the Secured Term Loan Agreement and the other Credit Documents, including any applicable payment priorities thereunder. Restructuring Expenses invoiced after the Effective Date, covering (i) the period prior to or on the Effective Date and (ii) in the case of Agents’ Fees and Expenses and Indenture Trustees’ Fees and Expenses, the period after the Effective Date, shall in each case be paid promptly by the Reorganized Debtors following receipt of invoices therefor in accordance with the Restructuring Support Agreement (as applicable), the terms of the applicable documents giving rise to such rights, and this Plan; provided, however, that (x) any Person seeking payment of Restructuring Expenses in accordance with the terms of this Plan shall submit all invoices for such Restructuring Expenses reasonably promptly to the Debtors or Reorganized Debtors and the

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Initial Consenting Creditors Advisors and (y) the Debtors or Reorganized Debtors and the Majority Private Placement Parties shall have seven (7) days to object to such fees and expenses prior to payment of such fees and expenses and any such objection shall be subject to adjudication by the Bankruptcy Court (to the extent parties are unable to resolve any such objection on a consensual basis).
T.    Plan Supplement, Other Documents and Orders and Consents Required under the Restructuring Support Agreement
So long as the Restructuring Support Agreement has not been terminated, the documents to be filed as part of the Plan Supplement and the other documents and orders referenced herein, or otherwise to be executed in connection with the transactions contemplated hereunder, shall be subject to the consents and the approval rights of the Required Consenting Creditors and/or Majority Private Placement Parties, as applicable, as set forth in the Restructuring Support Agreement. To the extent that there is any inconsistency between the Restructuring Support Agreement, on the one hand, and the Plan, on the other hand, as to such consents and the approval rights and the Restructuring Support Agreement has not been validly terminated as to all parties thereto, then the consents and the approval rights required in the Restructuring Support Agreement shall govern. For the avoidance of doubt, the consent and approval rights of the Required Consenting Creditors and/or Majority Private Placement Parties, as applicable, set forth in the Restructuring Support Agreement with respect to the form and substance of this Plan, the Plan Supplement, and any other Definitive Documents, including any amendments, restatements, supplements, or other modifications to such documents, and any consents, waivers, or other deviations under or from any such documents, shall be incorporated herein by this reference (including to the applicable definitions in Article I hereof) and fully enforceable as if stated in full herein.
ARTICLE VI

TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES
A.    Assumption of Executory Contracts and Unexpired Leases
Except as otherwise provided herein, each Executory Contract and Unexpired Lease not previously assumed, assumed and assigned, or rejected shall be deemed assumed, without the need for any further notice to or action, order, or approval of the Bankruptcy Court, as of the Effective Date under section 365 of the Bankruptcy Code. The respective Cure amount for each Executory Contract and Unexpired Lease assumed pursuant to this Plan shall be deemed to be $0 unless, at least fourteen (14) days prior to the Confirmation Hearing, the Debtors serve upon the counterparty to such assumed Executory Contract or Unexpired Lease a notice that provides for a Cure amount other than $0. Any objection by counterparties to such Executory Contracts and Unexpired Leases to the proposed Cure amount (whether it is $0 or such other amount stated in the notice provided by the Debtors) must be filed, served and actually received by the Debtors at least seven (7) days prior to the Confirmation Hearing. Any counterparty to an Executory Contract and Unexpired Lease that fails to object timely to the proposed assumption or Cure amount will be deemed to have consented to such assumption and Cure amount. Any applicable Cure amounts will be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by

45

payment of the Cure amount in Cash on or promptly after the Effective Date or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree with the Debtors. The Confirmation Order will constitute an order of the Bankruptcy Court approving the above-described assumptions, as of the Effective Date, pursuant to sections 365 and 1123 of the Bankruptcy Code. The assumption of Executory Contracts and Unexpired Leases hereunder may include the assignment of certain such contracts to Affiliates.
Without amending or altering any prior order of the Bankruptcy Court approving the assumption or rejection of any Executory Contract or Unexpired Lease, entry of the Confirmation Order by the Bankruptcy Court will constitute approval of such assumptions and rejections pursuant to sections 365(a) and 1123 of the Bankruptcy Code. All Assumed Agreements shall remain in full force and effect for the benefit of the Reorganized Debtors, and be enforceable by the Reorganized Debtors in accordance with their terms notwithstanding any provision in such Assumed Agreement that prohibits, restricts or conditions such assumption, assignment or transfer. Any provision in the Assumed Agreements that purports to declare a breach or default based in whole or in part on commencement or continuance of these Chapter 11 Cases is hereby deemed unenforceable. Any provision of any agreement or other document that permits a Person to terminate or modify an agreement or to otherwise modify the rights of the Debtors based on the filing of the Chapter 11 Cases or the financial condition of the Debtors shall be unenforceable. To the extent any provision in any Executory Contract or Unexpired Lease assumed or assumed and assigned pursuant to the Plan (including any “change of control” provision) restricts or prevents, or purports to restrict or prevent, or is breached or deemed breached by, the Reorganized Debtors’ assumption or assumption and assignment of such Executory Contract or Unexpired Lease, then such provision will be deemed modified such that the transactions contemplated by the Plan will not entitle the non-Debtor party thereto to terminate such Executory Contract or Unexpired Lease or to exercise any other default-related rights with respect thereto. Each Executory Contract and Unexpired Lease assumed pursuant to this Article VI of the Plan will revest in and be fully enforceable by the Reorganized Debtors in accordance with its terms, except as modified by the provisions of the Plan, any order of the Bankruptcy Court authorizing and providing for its assumption, or applicable law.
Except as otherwise provided herein or agreed to by the Debtors and the applicable counterparty, each assumed Executory Contract or Unexpired Lease shall include all modifications, amendments, supplements, restatements, or other agreements related thereto, and all rights related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests. Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease or the validity, priority, or amount of any Claims that may arise in connection therewith.
B.    Assignment of Executory Contracts or Unexpired Leases
In the event of an assignment of an Executory Contract or Unexpired Lease (other than an assignment to a Reorganized Debtor or Non-Debtor Affiliate), at least fourteen (14) days prior to the Confirmation Hearing, the Debtors will serve upon counterparties to such Executory Contracts and Unexpired Leases, a notice of the proposed assumption and assignment, which

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will: (a) list the applicable Cure amount, if any; (b) identify the party to which the Executory Contract or Unexpired Lease will be assigned; (c) describe the procedures for filing objections thereto; and (d) explain the process by which related disputes will be resolved by the Bankruptcy Court; additionally, the Debtors will file with the Bankruptcy Court a list of such Executory Contracts and Unexpired Leases to be assigned and the proposed Cure amounts. Any applicable Cure amounts will be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the Cure amount in Cash on or promptly after the Effective Date or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree with the Debtors.
Any objection by a counterparty to an Executory Contract or Unexpired Lease to a proposed assignment or any related Cure amount must be filed, served and actually received by the Debtors at least seven (7) days prior to the Confirmation Hearing. Any counterparty to an Executory Contract and Unexpired Lease that fails to object timely to the proposed assignment or Cure amount will be deemed to have consented to such assignment of its Executory Contract or Unexpired Lease. The Confirmation Order will constitute an order of the Bankruptcy Court approving any proposed assignments of Executory Contracts or Unexpired Leases pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date.
In the event of a dispute regarding (a) the amount of any Cure payment, (b) the ability of any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assigned, or (c) any other matter pertaining to assignment, the applicable Cure payments required by section 365(b)(1) of the Bankruptcy Code will be made following the entry of a Final Order or orders resolving the dispute and approving the assignment. If an objection to assignment or Cure amount is sustained by the Bankruptcy Court, the Reorganized Debtors in their sole option, may elect to reject such Executory Contract or Unexpired Lease in lieu of assuming and assigning it.
C.    Cure of Defaults for Assumed Executory Contracts and Unexpired Leases
Any monetary defaults under each Executory Contract and Unexpired Lease to be assumed pursuant to the Plan will be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash as and when due in the ordinary course or on such other terms as the parties to such Executory Contracts or Unexpired Leases may otherwise agree with the Debtors.
Any objection by a counterparty to an Executory Contract or Unexpired Lease to a proposed assumption must be filed, served and actually received by the Debtors at least seven (7) days prior to the Confirmation Hearing. Any counterparty to an Executory Contract and Unexpired Lease that fails to object timely to the proposed assumption will be deemed to have assented and will be deemed to have forever released and waived any objection to the proposed assumption other than with respect to any alleged Cure amount, which may be asserted at any time. In the event of a dispute regarding (1) the amount of any payments to Cure a default, (2) the ability of the Reorganized Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the Executory Contract or Unexpired Lease to be assumed, or (3) any other matter pertaining to

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assumption, the Cure payments required by section 365(b)(1) of the Bankruptcy Code will be made following the entry of a Final Order or orders resolving the dispute and approving the assumption. If an objection to Cure is sustained by the Bankruptcy Court, the Debtors or Reorganized Debtors, as applicable, in their sole option, may elect to reject such Executory Contract or Unexpired Lease in lieu of assuming it.
Assumption of any Executory Contract or Unexpired Lease pursuant to the Plan or otherwise and full payment of any applicable Cure pursuant to this Article VI.C shall result in the full release and satisfaction of any Cures, Claims, or defaults, whether monetary or nonmonetary, including defaults of provisions restricting the change in control or ownership interest composition or other bankruptcy-related defaults, arising under any assumed Executory Contract or Unexpired Lease at any time prior to the effective date of assumption. Any and all Proofs of Claim based upon Executory Contracts or Unexpired Leases that have been assumed in the Chapter 11 Cases, including pursuant to the Confirmation Order, and for which any Cure has been fully paid pursuant to this Article VI.C, shall be deemed disallowed and expunged as of the Effective Date without the need for any objection thereto or any further notice to or action, order, or approval of the Bankruptcy Court.
D.    Reservation of Rights
Neither the exclusion nor inclusion of any contract or lease in the Plan Supplement, as applicable, nor anything contained in the Plan, shall constitute an admission by the Debtor that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. In the event a written objection is filed with the Court as to whether a contract or lease is executory or unexpired, the right of the Debtor or the Reorganized Debtor to move to assume or reject such contract or lease shall be extended until the date that is forty-five (45) days after the entry of a Final Order by the Court determining that the contract or lease is executory or unexpired, in which case the deemed assumptions and rejections provided for in the Plan shall not apply to such contract or lease.
E.    D&O Liability Insurance Policies and D&O Indemnification Provisions
Notwithstanding anything herein to the contrary, as of the Effective Date, the D&O Liability Insurance Policies and D&O Indemnification Provisions belonging or owed to directors, officers, and employees of the Debtors (or the Estates) who served or were employed at any time by the Debtors shall be deemed to be, and shall be treated as though they are, Executory Contracts and the Debtors shall assume (and assign to the Reorganized Debtors if necessary to continue the D&O Liability Insurance Policies in full force) all of the D&O Liability Insurance Policies and D&O Indemnification Provisions pursuant to section 365(a) of the Bankruptcy Code. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the Debtors’ foregoing assumption of each of the D&O Liability Insurance Policies and D&O Indemnification Provisions.
F.    Insurance Policies
Notwithstanding anything in the Plan to the contrary, all of the Debtors’ insurance policies and any agreements, documents, or instruments relating thereto, are treated as and

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deemed to be Executory Contracts under the Plan. On the Effective Date, pursuant to section 365(a) of the Bankruptcy Code, the Debtors shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments related thereto, including all D&O Liability Insurance Policies (including tail coverage liability insurance). Entry of the Confirmation Order will constitute the Bankruptcy Court’s approval of the Reorganized Debtors’ assumption of all such insurance policies, including the D&O Liability Insurance Policies. Notwithstanding anything to the contrary contained in the Plan, Confirmation of the Plan shall not discharge, impair, or otherwise modify any indemnity obligations assumed by the foregoing assumption of insurance policies, including the D&O Liability Insurance Policies, and each such indemnity obligation will be deemed and treated as an Executory Contract that has been assumed by the Reorganized Debtors under the Plan as to which no Proof of Claim need be filed, and shall survive the Effective Date.
G.    Contracts and Leases Entered Into After the Petition Date
Contracts and leases entered into after the Petition Date by any Debtor will be performed by the applicable Debtor or Reorganized Debtor in the ordinary course of its business. Accordingly, such contracts and leases (including any assumed Executory Contracts and Unexpired Leases) will survive and remain unaffected by entry of the Confirmation Order.
H.    Nonoccurrence of the Effective Date
In the event that the Effective Date does not occur, the Bankruptcy Court shall retain jurisdiction with respect to any request to extend the deadline for assuming or rejecting Unexpired Leases pursuant to section 365(d)(4) of the Bankruptcy Code, unless such deadline(s) have expired.
ARTICLE VII

DISTRIBUTIONS UNDER THE PLAN
A.    Procedures for Treating Disputed Claims
(i)    Filing Proofs of Claim. Neither holders of Claims nor the Indenture Trustees, including for the avoidance of doubt the Secured Debtholders and Unsecured Debtholders, need to file Proofs of Claim with the Bankruptcy Court. Any and all Proofs of Claim shall be deemed expunged from the claims register on the Effective Date without any further notice to or action, order, or approval of the Bankruptcy Court and the Claim on which such Proof of Claim was filed shall be determined, resolved, or adjudicated, as the case may be, in the manner as if the Chapter 11 Cases had not been commenced and shall survive the Effective Date as if the Chapter 11 Cases had not been commenced.
(ii)    Disputed Claims. If the Debtors dispute any Claim as to which no Proof of Claim has been filed, such dispute shall be determined, resolved, or adjudicated, as the case may be, in a manner as if the Chapter 11 Cases had not been commenced; provided, however, that the Reorganized Debtors may elect to object under section 502 of the Bankruptcy Code to any Proof of Claim filed by or on behalf of a holder of a Claim.

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(iii)    Objections to Claims. In the event a party files a Proof of Claim with the Bankruptcy Court, the Debtors, the Reorganized Debtors, and any other party in interest shall be entitled to object to such Claims. Any objections to Claims other than General Unsecured Claims shall be filed and served by the Claims Objection Deadline.
B.    Allowed Claims and Interests
(i)    Distributions Generally. The applicable Disbursing Agent shall make all distributions under the Plan to the appropriate holders of Allowed Claims in accordance with the terms of the Plan. Notwithstanding anything to the contrary herein: (a) distributions to holders of Allowed Secured Debt Claims on account of the Secured Term Loan Agreement shall be made to or at the direction of the Secured Term Loan Agent in accordance with the terms of the Secured Term Loan Agreement and other Credit Documents, provided that distributions of New Senior Secured Debt to holders of Allowed Secured Debt Claims on account of the Secured Term Loan Agreement shall be made at the direction of the Secured Term Loan Agent in accordance with the terms of the Secured Term Loan Agreement and other Credit Documents; and (b) distributions to holders of Allowed Secured Debt Claims on account of the Swap Agreement shall be made to or at the direction of the Secured Swap Lender; provided, in each case, that the Debtors shall provide the applicable Disbursing Agent with written instructions for the allocation of any distributions among the applicable holders of Allowed Claims. A Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties, and all reasonable fees and expenses incurred by such Disbursing Agents shall be reimbursed by the Reorganized Debtors in accordance with Article VII.B(vi) of this Plan. The Reorganized Debtors shall cooperate in good faith with the applicable Disbursing Agent (if other than the Reorganized Debtors) to comply with the reporting and withholding requirements outlined in Article VII.B.xiii of the Plan. The Debtors, the Reorganized Debtors, and the Disbursing Agent, as applicable, shall not incur any liability whatsoever on account of any distributions under the Plan.
(ii)    Delivery of Distributions to Indenture Trustees. Except as otherwise reasonably requested by the 9.00% Secured Notes Indenture Trustee, the 7.00% Unsecured Notes Indenture Trustee, and the 9.50% Unsecured Notes Indenture Trustee, as applicable, all distributions under the Plan to holders of the 9.00% Secured Notes, the 7.00% Unsecured Notes, or the 9.50% Unsecured Notes shall be made, respectively, to, or by the Disbursing Agent at the direction of, the 9.00% Secured Notes Indenture Trustee, the 7.00% Unsecured Notes Indenture Trustee, and the 9.50% Unsecured Notes Indenture Trustee. As soon as practicable in accordance with the requirements set forth in this Article VII, the Indenture Trustees, as applicable, shall arrange to deliver such distributions to or on behalf of such holders of the 9.00% Secured Notes, the 7.00% Unsecured Notes or the 9.50% Unsecured Notes, subject to each Indenture Trustee’s Indenture Trustee Charging Lien, and regardless of whether such distributions are made by the applicable Indenture Trustee, the Disbursing Agent at the direction of the applicable Indenture Trustee or by some other Person in accordance with this Article VII, the Indenture Trustee Charging Lien of each Indenture Trustee shall attach to the property to be distributed in the same manner as if such distributions were made through such Indenture Trustee. The Indenture Trustees shall have no duties or responsibilities relating to any form of distribution that is not DTC eligible and the Debtors or the Reorganized Debtors, as applicable, shall seek the cooperation of DTC so that any distribution on account of a Secured Debt Claim or

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Unsecured Debt Claim that is held in the name of, or by a nominee of, DTC, shall be made through the facilities of DTC on the Effective Date or as soon as practicable thereafter.
(iii)    Distribution Record Date. As of the close of business on the Distribution Record Date, the various transfer registers for each of the Classes of Claims as maintained by the Debtors or their respective agents, shall be deemed closed, and there shall be no further changes in the record holders of any of the Claims. The Debtors or the Reorganized Debtors shall have no obligation to recognize any transfer of Claims occurring on or after the Distribution Record Date. In addition, with respect to payment of any Cure amounts or disputes over any Cure amounts, neither the Debtors nor the Disbursing Agent shall have any obligation to recognize or deal with any party other than the non-Debtor party to the applicable Executory Contracts and Unexpired Leases as of the Distribution Record Date, even if such non-Debtor party has sold, assigned, or otherwise transferred its Claim for a Cure amount.
(iv)    Date of Distributions. Except as otherwise provided in the Plan, any distributions and deliveries to be made under the Plan shall be made on the Effective Date or as otherwise determined in accordance with the Plan, including the treatment provisions of Article III of the Plan, or as soon as practicable thereafter; provided that the Reorganized Debtors may implement periodic Distribution Dates to the extent they determine them to be appropriate.
(v)    Rights and Powers of Disbursing Agent.
A Disbursing Agent shall be empowered to (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties hereunder, (ii) make all distributions contemplated hereby, and (iii) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof. For the avoidance of doubt, each Disbursing Agent shall be exculpated and released pursuant to Article VIII.B, Article VIII.C and Article VIII.D of this Plan.
(vi)    Expenses of Disbursing Agents. The Reorganized Debtors shall promptly reimburse each applicable Disbursing Agent for any reasonable fees and expenses (including the reasonable fees and expenses of its counsel and agents) incurred in connection with the implementation of the Plan, including but not limited to, making distributions pursuant to and in accordance with the Plan.
(vii)    No Postpetition Interest on Claims. Except as specifically provided for in the Plan, the Cash Collateral Order, or any other order of the Bankruptcy Court granting adequate protection, no Claims, Allowed or otherwise (including Administrative Expense Claims), shall be entitled, under any circumstances, to receive any interest, dividends, or accruals, on the distributions provided for in the Plan, regardless of whether such distributions are delivered on or at any time after the Effective Date.
(viii)    Delivery of Distributions. Subject to Bankruptcy Rule 9010 and Article VII.B.i hereof, the Debtors or the Reorganized Debtors shall make all distributions to applicable holders of Allowed Claims to the applicable Disbursing Agent together with written instructions for the allocation of such distributions among the applicable holders of Allowed Claims, and the

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applicable Disbursing Agent shall transmit such distributions to the applicable holders of Allowed Claims in accordance with such written instructions. In the event that any distribution to any holder is returned as undeliverable, no further distributions shall be made to such holder unless and until such Disbursing Agent is notified in writing of such holder’s then-current address, at which time all currently-due, missed distributions shall be made to such holder as soon as reasonably practicable thereafter without interest, dividends, or accruals. Nothing herein shall require a Disbursing Agent to attempt to locate holders of undeliverable distributions and, if located, assist such holders in complying with Article VII of the Plan.
(ix)    Unclaimed Property. Undeliverable or unclaimed distributions shall remain in the possession of the Debtors or Reorganized Debtors, as applicable, until such time as a distribution becomes deliverable or holder accepts distribution, or such distribution reverts back to the Debtors or Reorganized Debtors, as applicable, and shall not be supplemented with any interest, dividends, or other accruals of any kind. Such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of 180 days from the date of distribution. After such date, all unclaimed property or interest in property shall revert to the Reorganized Debtors, and the Claim of any other holder to such property or interest in property shall be discharged and forever barred.
(x)    Time Bar to Cash Payments. Checks issued by the Disbursing Agent in respect of Allowed Claims shall be null and void if not negotiated within 180 days after the date of issuance thereof. Thereafter, the amount represented by such voided check shall irrevocably revert to the Reorganized Debtors, and any Claim in respect of such voided check shall be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary. Requests for re-issuance of any check shall be made to the Disbursing Agent by the holder of the Allowed Claim to whom such check was originally issued.
(xi)    Manner of Payment under Plan. Except as otherwise specifically provided in the Plan, at the option of the Debtors or the Reorganized Debtors, as applicable, any Cash payment to be made hereunder may be made by a check or wire transfer or as otherwise required or provided in applicable agreements or customary practices of the Debtors.
(xii)    Fractional Stock. Except as otherwise specifically provided in the Plan, no fractional New CIC Shares shall be issued or distributed pursuant to the Plan. If any distributions of New CIC Shares pursuant to the Plan would result in the issuance of a fractional share of a New CIC Share that is not a whole number, then the number of New CIC Shares to be issued in respect of such distribution will be calculated to one decimal place and rounded up or down to the closest whole share (with a half share or greater rounded up and less than a half share rounded down). The total number of New CIC Shares to be distributed in connection with the Plan shall be adjusted as necessary to account for the rounding provided for in this Article VII.B.xii. No consideration shall be provided in lieu of fractional shares that are rounded down. Fractional shares of New CIC Shares, as applicable, that are not distributed in accordance with this Article VII.B.xii shall be cancelled.
(xiii)    Setoffs. The Debtors and the Reorganized Debtors, as applicable, may, but shall not be required to, setoff or recoup against any Claim, and any distribution to be made on account of such Claim, any and all claims, rights, and Causes of Action of any nature

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whatsoever that the Debtors or the Reorganized Debtors may have against the holder of such Claim pursuant to the Bankruptcy Code or applicable nonbankruptcy law; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by a Debtor or a Reorganized Debtor or its successor of any claims, rights, or Causes of Action that a Debtor or Reorganized Debtor or its successor or assign may possess against the holder of such Claim.
(xiv)    Withholding and Reporting Requirements. In connection with the Plan and all instruments issued in connection therewith, the Disbursing Agent shall comply with all applicable withholding and reporting requirements imposed by any federal, state, or local taxing authority, and all distributions under the Plan shall be subject to any such withholding or reporting requirements. Notwithstanding the above, each holder of an Allowed Claim or Interest that is to receive a distribution under the Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution. Any party issuing any instrument or making any distribution under the Plan has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to such issuing or disbursing party for payment of any such tax obligations.
C.    Surrender of Cancelled Instruments or Securities
As a condition precedent to receiving any distribution pursuant to the Plan on account of an Allowed Claim evidenced by the instruments, securities, notes, or other documentation canceled pursuant to Article V.J of the Plan (and, for the avoidance of doubt, subject, in all respects, to subsections (i) through (ii) thereof), the holder of such Claim will tender any applicable instruments, securities, notes, or other documentation evidencing such Claim (or a sworn affidavit identifying the instruments, securities, notes, or other documentation formerly held by such holder and certifying that they have been lost), to the Reorganized Debtors or another applicable Disbursing Agent unless waived in writing by the Debtors or the Reorganized Debtors, as applicable.
D.    Allocation of Distributions Between Principal and Unpaid Interest
To the extent that any Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall be allocated on the Debtors’ books and records between principal and interest as is agreed to by the Debtors and the Required Consenting Creditors.  Such agreement shall be filed as part of the Plan Supplement.
E.    Currency
Except as otherwise provided in the Plan or Bankruptcy Court order, as of the Effective Date, any Claim asserted in currency other than U.S. dollars shall be automatically deemed converted to the equivalent U.S. dollar value using the exchange rate as of the Business Day immediately prior to the Effective Date at 4:00 p.m. prevailing Eastern Time, mid-range spot rate of exchange for the applicable currency as published in the next The Wall Street Journal, National Edition following the Effective Date. For the avoidance of doubt, this shall apply to

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certain of the Debtors’ debt obligations under the Secured Term Loan that are denominated in GBP.
F.     Claims Paid or Payable by Third Parties
(i)    Claims Paid by Third Parties. A Claim shall be correspondingly reduced, and the applicable portion of such Claim shall be disallowed without an objection to such Claim having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court, to the extent that the holder of such Claim receives a payment on account of such Claim from a party that is not a Debtor or Reorganized Debtor; provided, however, that the Debtors shall provide twenty-one (21) days’ notice to the holder prior to any disallowance of such Claim during which period the holder may object to such disallowance, and if the parties cannot reach an agreed resolution, the matter shall be decided by the Bankruptcy Court. Subject to the last sentence of this paragraph, to the extent a holder of a Claim receives a distribution on account of such Claim and receives payment from a party that is not a Debtor or a Reorganized Debtor on account of such Claim, such holder shall, within fourteen (14) days of receipt thereof, repay or return the distribution to the Reorganized Debtors to the extent the holder’s total recovery on account of such Claim from the third party and under the Plan exceeds the amount of such Claim as of the date of any such distribution under the Plan. The failure of such holder to timely repay or return such distribution shall result in the holder owing the Reorganized Debtors annualized interest at the federal judgment rate on such amount owed for each Business Day after the fourteen‑day grace period specified above until the amount is repaid.
(ii)    Claims Payable by Insurance Carriers. No distributions under the Plan shall be made on account of an Allowed Claim that is payable pursuant to one of the Debtors’ insurance policies until the holder of such Allowed Claim has exhausted all remedies with respect to such insurance policy. To the extent that one or more of the Debtors’ insurers agrees to satisfy in full or in part a Claim (if and to the extent adjudicated by a court of competent jurisdiction), then immediately upon such insurers’ agreement, the applicable portion of such Claim may be expunged without a Claim objection having to be filed and without any further notice to or action, order, or approval of the Bankruptcy Court; provided, however, that the Debtors shall provide twenty-one (21) days’ notice to the holder of such Claim prior to any disallowance of such Claim during which period the holder may object to such disallowance, and if the parties cannot reach an agreed resolution, the matter shall be decided by the Bankruptcy Court.
(iii)    Applicability of Insurance Policies. Except as otherwise provided in the Plan, distributions to holders of Allowed Claims shall be in accordance with the provisions of any applicable insurance policy. Notwithstanding anything to the contrary contained herein (including Article VIII), nothing contained in the Plan shall constitute or be deemed a release, settlement, satisfaction, compromise, or waiver of any Cause of Action that the Debtors or any other Entity may hold against any other Entity, including insurers, under any policies of insurance or applicable indemnity, nor shall anything contained herein constitute or be deemed a waiver by such insurers of any defenses, including coverage defenses, held by such insurers.

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ARTICLE VIII

SETTLEMENT, RELEASE, INJUNCTION AND RELATED PROVISIONS
A.    Compromise and Settlement of Claims, Interests and Controversies
As set forth herein, the Plan embodies an overall negotiated settlement of numerous Claims and issues pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided pursuant to the Plan. Except with respect to the Causes of Action retained pursuant to Article V.R of the Plan, the provisions of the Plan shall constitute a good faith compromise of all Claims, Interests and controversies relating to the contractual, legal and subordination rights that a holder of a Claim or Interest may have with respect to any Impaired Allowed Claim or Interest, or any distribution to be made on account of such Impaired Allowed Claim or Interest. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of the compromise or settlement of all such Claims, Interests and controversies, as well as a finding by the Bankruptcy Court that such compromise or settlement is in the best interests of the Debtors, their Estates and holders of Claims and Interests and is fair, equitable and reasonable. In accordance with the provisions of the Plan, without any further notice to or action, order or approval of the Bankruptcy Court, after the Effective Date, the Reorganized Debtors may compromise and settle Claims against them and Causes of Action against other Persons.
B.    Releases by the Debtors
Pursuant to section 1123(b) of the Bankruptcy Code and to the fullest extent allowed by applicable law, and except as otherwise specifically provided in the Plan or the Confirmation Order, for good and valuable consideration, the adequacy of which is hereby confirmed and includes the service of the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan, on and after the Effective Date, the Released Parties are deemed expressly, conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged by the Debtors, the Reorganized Debtors, and the Estates, each on behalf of itself and its predecessors, successors, and assigns, subsidiaries, affiliates, current and former officers, directors, principals, shareholders, members, partners, employees, agents, advisory board members, financial advisors, attorneys, accountants, investment bankers, consultants, representatives, management companies, fund advisors and other professionals, from any and all claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative claims or Causes of Action, asserted or assertable on behalf of the Debtors, the Reorganized Debtors, the Estates, the holder of any Claim, or any other Person or Entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that the Debtors, the Reorganized Debtors, or the Estates ever had, now has, or hereafter can, shall, or may have, or would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Person, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts and the negotiation, formulation or preparation of any transactions or documents in connection therewith, the Debtors’ intercompany

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transactions, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by the Plan, the business or contractual arrangements and any other transaction or other arrangement between any Debtor, Reorganized Debtor, or Estate and any Releasing Party, the CBCA Proceedings, the Chapter 11 Cases, the pursuit of confirmation of the Plan, the Restructuring Transactions, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, or preparation of the Plan, the Disclosure Statement, the Definitive Documents, the Restructuring Support Agreement, the Subscription Agreement, the Investor Rights Agreement, the Private Placement Documents, the Exit Revolver Documents, the New Senior Secured Debt Documents, the Secured Debt Documents, the Unsecured Debt Documents, the Extended Unsecured Bridge Loan Agreement, the Equity Unsecured Bridge Loan Settlement, the Plan Supplement or related agreements, instruments or other documents created or entered into before or during the Chapter 11 Cases, the distribution of securities pursuant to the Plan, or upon any other act or omission, transaction, agreement, event or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing; provided, however, that nothing in this Article VIII.B shall be construed to release any party or entity from gross negligence, fraud, or willful misconduct, as determined by a Final Order; provided, further, that notwithstanding any language to the contrary contained in the Disclosure Statement, the Plan, and/or the Confirmation Order, no provision shall preclude the U.S. Securities and Exchange Commission from enforcing its police and regulatory powers. Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any of the Restructuring Transactions, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan.
Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Debtors Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Debtors Release is: (1) in exchange for the good and valuable consideration provided by the Released Parties; (2) a good faith settlement and compromise of the Claims released by the Debtors Release; (3) in the best interests of the Debtors and all holders of Claims and Interests; (4) fair, equitable, and reasonable; (5) given and made after due notice and opportunity for hearing; and (6) a bar to any of the Debtors, the Reorganized Debtors, or the Debtors’ Estates asserting any Claim or Cause of Action released pursuant to the Debtors’ Release.
C.    Releases by Holders of Claims and Interests
On and after the Effective Date, to the fullest extent allowed by applicable law, and except as otherwise specifically provided in the Plan or the Confirmation Order, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed and includes the obligations of the Debtors under the Plan and the contributions of the Released Parties to facilitate and implement that Plan, each Releasing Party shall be

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deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Debtors, the Reorganized Debtors, their Estates, and the Released Parties from any and all claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims, asserted or assertable on behalf of a Debtor, the Estates, the holder of any Claim, or any other Person or Entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that such Person or Entity ever had, now has, or hereafter can, shall, or may have, or would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Person or Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts and the negotiation, formulation or preparation of any transactions or documents in connection therewith, the Debtors’ intercompany transactions, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the purchase, sale, or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, including any tender rights provided under any applicable law, rule, or regulation, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by the Plan, the business or contractual arrangements and any other transaction or other arrangement between any Debtor or Estate and any Releasing Party, the CBCA Proceedings, the Chapter 11 Cases, the pursuit of confirmation of the Plan, the Restructuring Transactions, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, or preparation of the Plan, the Disclosure Statement, the Definitive Documents, the Restructuring Support Agreement, the Subscription Agreement, the Investor Rights Agreement, the Private Placement Documents, the Exit Revolver Documents, the New Senior Secured Debt Documents, the Secured Debt Documents, the Unsecured Debt Documents, the Extended Unsecured Bridge Loan Agreement, the Equity Unsecured Bridge Loan Settlement, the Plan Supplement or related agreements, instruments or other documents created or entered into before or during the Chapter 11 Cases, the distribution of Securities pursuant to the Plan, or upon any other act or omission, transaction, agreement, event or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing; provided, however, that nothing in this Article VIII.C shall be construed to release any party or entity from gross negligence, fraud, or willful misconduct, as determined by a Final Order Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Plan, any of the Restructuring Transactions, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Plan.
Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Third-Party Release is: (1) consensual; (2) essential to Confirmation of the Plan; (3) given in exchange for the good and valuable consideration provided by the Released Parties; (4) a good faith settlement and compromise of the Claims released by the Third-Party Release; (5) in the best interests of the Debtors and all holders of Claims and Interests; (6) fair, equitable, and reasonable;

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(7) given and made after due notice and opportunity for hearing; and (8) a bar to any of the Releasing Parties asserting any Claim or Cause of Action released pursuant to the Third-Party Release.
D.    Exculpation
Except as otherwise specifically provided in the Plan, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from, any Exculpated Claim, obligation, claims, cause of action or liability for any Exculpated Claim, except for gross negligence, fraud, or willful misconduct (to the extent such duty is imposed by applicable non-bankruptcy law) as determined by a Final Order, but in all respects such Persons or Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan. The Debtors and the Reorganized Debtors and, to the extent applicable, the other Exculpated Parties (and each of their respective Affiliates, agents, directors, officers, employees, advisors and attorneys) have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation and distribution of the Plan securities pursuant to the Plan, and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan. For the avoidance of doubt, this exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any other applicable law or rules protecting such Exculpated Parties from liability.
E.    Discharge of Claims and Termination of Interests
Except as otherwise provided in the Plan, and effective as of the Effective Date: (i) the rights afforded herein and the treatment of all Claims and Interests herein will be in exchange for and in complete satisfaction, settlement, discharge, and release of all Claims and Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtors or any of their assets, property, or Estates; (ii) the Plan will bind all holders of Claims and Interests, notwithstanding whether any such holders were solicited under the Plan, abstained from voting to accept or reject the Plan, or voted to reject the Plan; (iii) all Claims and Interests will be satisfied, discharged, and released in full, and the Debtors’ liability with respect thereto will be extinguished completely, including any liability of the kind specified under section 502(g) of the Bankruptcy Code; and (iv) except as otherwise expressly provided for in the Plan, all entities will be precluded from asserting against, derivatively on behalf of, or through, the Debtors, the Debtors’ Estates, the Reorganized Debtors, each of their successors and assigns, and each of their assets and properties, any other Claims or Interests based upon any documents, instruments or any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date.
F.    Injunction
FROM AND AFTER THE EFFECTIVE DATE, ALL PERSONS ARE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY

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MANNER, ANY CAUSE OF ACTION RELEASED OR TO BE RELEASED PURSUANT TO THE PLAN OR THE CONFIRMATION ORDER.
FROM AND AFTER THE EFFECTIVE DATE, TO THE EXTENT OF THE RELEASES AND EXCULPATION GRANTED IN THIS ARTICLE VIII, THE RELEASING PARTIES SHALL BE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER AGAINST THE RELEASED PARTIES AND THEIR ASSETS AND PROPERTIES, AS THE CASE MAY BE, ANY SUIT, CAUSE OF ACTION, OR OTHER PROCEEDING, ON ACCOUNT OF OR RESPECTING ANY CLAIM, DEMAND, LIABILITY, OBLIGATION, DEBT, RIGHT, CAUSE OF ACTION, INTEREST, OR REMEDY RELEASED OR TO BE RELEASED PURSUANT TO THIS ARTICLE VIII OR THE CONFIRMATION ORDER
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS WHO HAVE HELD, HOLD, OR MAY HOLD CLAIMS, OR INTERESTS THAT HAVE BEEN RELEASED OR DISCHARGED PURSUANT TO THIS ARTICLE VIII OR ARE SUBJECT TO EXCULPATION PURSUANT TO THIS ARTICLE VIII ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS: (1) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR INTERESTS; (2) ENFORCING, ATTACHING, COLLECTING, OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE, OR ORDER AGAINST SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR INTERESTS; (3) CREATING, PERFECTING, OR ENFORCING ANY ENCUMBRANCE OF ANY KIND AGAINST SUCH RELEASED PARTIES OR AGAINST THE PROPERTY OR ESTATES OF SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR INTERESTS; (4) ASSERTING ANY RIGHT OF SETOFF, SUBROGATION, OR RECOUPMENT OF ANY KIND AGAINST ANY OBLIGATION DUE FROM THE DEBTORS, THE REORGANIZED DEBTORS, OR AGAINST THE PROPERTY OR INTERESTS IN PROPERTY OF THE DEBTORS OR THE REORGANIZED DEBTORS ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR INTERESTS; AND (5) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR INTERESTS RELEASED, SETTLED, OR DISCHARGED PURSUANT TO THE PLAN.
THE RIGHTS AFFORDED IN THE PLAN AND THE TREATMENT OF ALL CLAIMS, AND INTERESTS HEREIN SHALL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION OF ALL CLAIMS, AND INTERESTS OF ANY NATURE WHATSOEVER, INCLUDING ANY INTEREST ACCRUED ON CLAIMS FROM AND AFTER THE PETITION DATE, AGAINST THE DEBTORS OR ANY OF THEIR ASSETS, PROPERTIES, OR ESTATES. ON THE EFFECTIVE DATE, ALL SUCH CLAIMS SHALL

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BE FULLY RELEASED AND DISCHARGED, AND THE INTERESTS SHALL BE CANCELLED.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR HEREIN OR IN OBLIGATIONS ISSUED PURSUANT HERETO FROM AND AFTER THE EFFECTIVE DATE, ALL CLAIMS SHALL BE FULLY RELEASED AND DISCHARGED, AND ALL INTERESTS SHALL BE CANCELLED, AND THE DEBTORS’ LIABILITY WITH RESPECT THERETO SHALL BE EXTINGUISHED COMPLETELY, INCLUDING ANY LIABILITY OF THE KIND SPECIFIED UNDER SECTION 502(G) OF THE BANKRUPTCY CODE.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS SHALL BE PRECLUDED FROM ASSERTING AGAINST THE DEBTORS, THEIR ESTATES, THE REORGANIZED DEBTORS, EACH OF THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AND EACH OF THEIR ASSETS AND PROPERTIES, AND EACH OF THE RELEASED PARTIES, ANY OTHER CLAIMS OR INTERESTS BASED UPON ANY DOCUMENTS, INSTRUMENTS, OR ANY ACT OR OMISSION, TRANSACTION, OR OTHER ACTIVITY OF ANY KIND OR NATURE THAT OCCURRED BEFORE THE EFFECTIVE DATE.
G.    Term of Injunctions or Stays
Unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays in effect in the Chapter 11 Cases pursuant to sections 105 or 362 of the Bankruptcy Code or any order of the Bankruptcy Court, and existing on the Confirmation Date (excluding any injunctions or stays contained in the Plan or the Confirmation Order) shall remain in full force and effect until the Effective Date. All injunctions or stays contained in the Plan or the Confirmation Order shall remain in full force and effect in accordance with their terms.
H.    Release of Liens
Except as otherwise expressly provided in the Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, including the Exit Revolver Documents and the New Senior Secured Debt Documents, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan and the effectiveness of the Exit Revolver Documents and the New Senior Secured Debt Documents, all mortgages, deeds of trust, Liens, pledges, and other security interests against any property of the Debtor’s Estate shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, and other security interests shall revert to the Reorganized Debtor and each of its successors and assigns.

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ARTICLE IX

CONDITIONS PRECEDENT TO THE EFFECTIVE DATE
A.    Conditions Precedent to the Effective Date
The following are conditions precedent to the Effective Date, unless such conditions have been waived pursuant to the provisions of Article IX.B:
1.    (a) The Restructuring Support Agreement shall not have been terminated as to all parties in accordance with the terms thereof, and such Restructuring Support Agreement shall be in full force and effect, and (b) all conditions to closing set forth in the Restructuring Support Agreement shall have been satisfied or waived in accordance with its terms.
2.    (a) The Subscription Agreement shall not have been terminated as to all parties in accordance with the terms thereof, and such Subscription Agreement shall be in full force and effect, and (b) all conditions to closing set forth in the Subscription Agreement shall have been satisfied or waived in accordance with its terms.
3.    The Confirmation Order (a) shall be in form and substance consistent with the Restructuring Support Agreement and acceptable to the Debtors, the Required Consenting Creditors, and the Majority Private Placement Parties, (b) shall approve the Disclosure Statement with respect to the Plan as containing adequate information within the meaning of section 1125 of the Bankruptcy Code, (c) shall include a finding by the Bankruptcy Court that the New CIC Shares to be issued on account of the Unsecured Debt Claims and Secured Debtholder Equity Distribution (if any) on the Effective Date will be authorized and exempt from registration under applicable securities law pursuant to section 1145 of the Bankruptcy Code, and (d) shall approve entry into the Exit Revolver, the New Senior Secured Term Loans, and the New Senior Secured Notes as provided in Article V of the Plan.
4.    (a) The Confirmation Order shall have been entered by the Bankruptcy Court and (b) such order shall have become a Final Order that has not been stayed or modified or vacated;
5.    The Plan and the Plan Supplement, including any schedules, documents, supplements and exhibits thereto shall be in form and substance consistent with the Restructuring Support Agreement and acceptable to the Debtors, the Required Consenting Creditors, and the Majority Private Placement Parties, as applicable, and consistent with the other provisions of this Plan.
6.    The Definitive Documents shall be in form and substance consistent with the Restructuring Support Agreement and acceptable to the Required Consenting Creditors and the Majority Private Placement Parties, as applicable, and consistent with the other provisions of this Plan.
7.    All governmental and material third party approvals and consents, including Bankruptcy Court approval, that are necessary to implement the Restructuring Transactions shall have been obtained, not be subject to unfulfilled conditions, and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by

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any competent authority that would restrain, prevent, or otherwise impose materially adverse conditions on such transactions.
8.    The Reorganized Debtors shall have executed and delivered the New Senior Secured Debt Documents, and all conditions precedent to effectiveness of the New Senior Secured Term Loans and New Senior Secured Notes, other than any conditions related to the occurrence of the Effective Date, shall have been satisfied or waived in accordance with the terms thereof.
9.    All conditions precedent to the issuance of the New CIC Shares other than any conditions related to the occurrence of the Effective Date, shall have occurred.
10.    The Debtors shall have executed and delivered to the Private Placement Parties the Investor Rights Agreement.
11.    The Reorganized Debtors shall have at least $200 million in Cash on hand immediately following the Effective Date; provided that such Cash on hand amount may be adjusted in accordance with the terms of the Restructuring Support Agreement.
12.    The fees and expenses of the Initial Consenting Creditors Advisors shall have been paid in full in Cash in accordance with the Restructuring Support Agreement and the applicable fee arrangements entered into by the Debtors and such advisors, whether incurred prior to or during the pendency of the Chapter 11 Cases, provided that the Initial Consenting Creditors Advisors shall have provided the Debtors with invoices for all such fees and expenses at least three (3) Business Days prior to the Effective Date.
13.    All actions, documents, certificates, and agreements necessary to implement this Plan shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable governmental units in accordance with applicable laws.
B.    Waiver of Conditions
The Debtors may, with the consent of the Required Consenting Creditors and the Majority Private Placement Parties (each not to be unreasonably withheld), waive the conditions to Confirmation of the Plan and to consummation of the Plan set forth in this Article IX at any time without leave of or order of the Bankruptcy Court and without any formal action.
C.    Substantial Consummation
“Substantial consummation” of the Plan, as defined in section 1101(2) of the Bankruptcy Code, shall be deemed to occur on the Effective Date.
D.    Effect of Failure of Conditions
If the Effective Date of the Plan does not occur, the Plan will be null and void in all respects and nothing contained in the Plan or the Disclosure Statement will: (a) constitute a waiver or release of any claims by or Claims against or Interests in the Debtors; (b) prejudice in any manner the rights of the Debtors, any holders, or any other Entity; (c) constitute an

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allowance of any Claim or Interest; or (d) constitute an admission, acknowledgment, offer or undertaking by the Debtors, any holders of Claims or Interests, or any other Entity in any respect.
ARTICLE X

MODIFICATION, REVOCATION OR WITHDRAWAL OF THE PLAN
A.    Modification and Amendments
Subject to the limitations contained in the Plan, and subject to the terms of the Restructuring Support Agreement, (i) the Debtors reserve the right in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order, including amendments or modifications to satisfy section 1129(b) of the Bankruptcy Code, and (ii) after entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as the case may be, may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code. Notwithstanding the foregoing, the Confirmation Order shall authorize the Debtors or the Reorganized Debtors, as the case may be, with the consent of the Required Consenting Creditors, to make appropriate technical adjustments, remedy any defect or omission, or reconcile any inconsistencies in the Plan, the documents included in the Plan Supplement, any and all exhibits to the Plan, and/or the Confirmation Order, as may be necessary to carry out the purposes and effects of the Plan, provided, however, that such action does not materially and adversely affect the treatment of holders of Allowed Claims or Interests pursuant to the Plan.
B.    Effect of Confirmation on Modifications
Entry of a Confirmation Order shall mean that all modifications or amendments to the Plan occurring after the solicitation thereof are approved pursuant to section 1127(a) of the Bankruptcy Code and do not require additional disclosure or re-solicitation under Bankruptcy Rule 3019.
C.    Revocation or Withdrawal of the Plan
The Debtors reserve the right, subject to the Restructuring Support Agreement, to revoke or withdraw the Plan before the Confirmation Date. If the Debtors revoke or withdraw the Plan, or if the Confirmation Date or the Effective Date of the Plan does not occur, the Plan, any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Interest or Class of Claims or Interests), the assumption or rejection of Executory Contracts, Unexpired Leases or benefit plans effected by the Plan, any release, Exculpation, or indemnification provided for in the Plan, and any document or agreement executed pursuant to the Plan shall be null and void. In such event, nothing contained herein, and no acts taken in preparation for consummation of the Plan shall be deemed to constitute a waiver or release of any Claims by or against or Interests in the Debtors or any other Person, to prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors, or to constitute an admission of any sort by the Debtors or any other Person.

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ARTICLE XI

RETENTION OF JURISDICTION
Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases and all matters arising out of or related to the Chapter 11 Cases and the Plan including jurisdiction to:
1.    allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Interest, including the resolution of any request for payment of any Administrative Expense Claim and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims;
2.    decide and resolve all matters related to the granting and denying, in whole or in part, of any applications for allowance of compensation or reimbursement of expenses to Professionals authorized pursuant to the Bankruptcy Code or the Plan;
3.    resolve any matters related to the assumption, assignment or rejection of any Executory Contract or Unexpired Lease to which any Debtor is party or with respect to which any Debtor or Reorganized Debtor may be liable and to adjudicate and, if necessary, liquidate, any Claims arising therefrom, including those matters related to any amendment to this Plan after the Effective Date to add Executory Contracts or Unexpired Leases to the list of Executory Contracts and Unexpired Leases to be assumed;
4.    ensure that distributions to holders of Allowed Claims are accomplished pursuant to the provisions of the Plan;
5.    adjudicate, decide, or resolve any motions, adversary proceedings, contested or litigated matters and any other matters, and grant or deny any applications involving a Debtor that may be pending on the Effective Date;
6.    adjudicate, decide, or resolve any and all matters related to any Cause of Action;
7.    adjudicate, decide, or resolve any and all matters related to section 1141 of the Bankruptcy Code;
8.    resolve any avoidance or recovery actions under sections 105, 502(d), 542 through 551 and 553 of the Bankruptcy Code;
9.    resolve any cases, controversies, suits, disputes, or Causes of Action that may arise in connection with the consummation, interpretation or enforcement of the Plan or any Person’s obligations incurred in connection with the Plan;
10.    issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person with consummation or enforcement of the Plan;

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11.    resolve any cases, controversies, suits, disputes, or Causes of Action with respect to the discharge, releases, injunctions, exculpations, indemnifications and other provisions contained in Article VIII hereof and enter such orders as may be necessary or appropriate to implement such releases, injunctions and other provisions;
12.    resolve any cases, controversies, disputes, or Causes of Action with respect to the repayment or return of distributions and the recovery of additional amounts owed by the holder of a Claim or Interest for amounts not timely repaid pursuant to Article VII hereof;
13.    enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;
14.    adjudicate any and all disputes arising from or relating to distributions under the Plan;
15.    adjudicate any and all objections or disputes relating to the payment of post-Confirmation Date fees and expenses incurred by the Debtors’ Professionals on or after the Confirmation Date;
16.    consider any modifications of the Plan, cure any defect or omission, or reconcile any inconsistency in any Bankruptcy Court order, including the Confirmation Order;
17.    hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan or the Confirmation Order, including disputes arising under agreements, documents, or instruments executed in connection with the Plan;
18.    hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;
19.    hear and determine all disputes involving the existence, nature or scope of the Debtors’ discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred before or after the Effective Date;
20.    determine any other matters that may arise in connection with or related to the Plan, the Disclosure Statement, the Plan Supplement, or the Confirmation Order;
21.    enforce all orders previously entered by the Bankruptcy Court;
22.    hear any other matter not inconsistent with the Bankruptcy Code; and
23.    enter an order or final decree concluding or closing the Chapter 11 Cases.
The Plan shall not modify the jurisdictional provisions of the Exit Revolver Documents, the New Senior Secured Debt Documents, the Amended Organizational Documents for any of the Reorganized Debtors, the Management Incentive Plan Agreements, and any documents set forth in the Plan Supplement. Notwithstanding anything herein to the contrary, on and after the Effective Date, the Bankruptcy Court’s retention of jurisdiction pursuant to the Plan shall not

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govern the enforcement or adjudication of any rights or remedies with respect to or as provided in the Exit Revolver Documents or the New Senior Secured Debt Documents, and the jurisdictional provisions of such documents shall control.
ARTICLE XII

MISCELLANEOUS PROVISIONS
A.    Immediate Binding Effect
Subject to Article IX hereof, and notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062, as of the Effective Date, the terms of the Plan and the Plan Supplement shall be immediately effective and enforceable and deemed binding upon the Debtors, the Reorganized Debtors, and any and all holders of Claims or Interests (irrespective of whether such Claims or Interests are deemed to have accepted the Plan), all Persons that are parties to or are subject to the settlements, compromises, releases, discharges and injunctions described in the Plan, each Person acquiring property under the Plan, and any and all non-Debtor parties to Executory Contracts and Unexpired Leases with the Debtors.
B.    Additional Documents
On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The Debtors or Reorganized Debtors, as applicable, and all holders of Claims receiving distributions pursuant to the Plan and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.
C.    Dissolution of any Statutory Committee
On the Effective Date, any statutory committee formed in connection with the Chapter 11 Cases shall dissolve automatically and all members thereof shall be released and discharged from all rights, duties and responsibilities arising from or related to the Chapter 11 Cases.
D.    Reservation of Rights
The Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Order. None of the Plan, any statement or provision contained in the Plan, or any action taken or not taken by any Debtor with respect to the Plan, the Disclosure Statement, or any Plan Supplement shall be or shall be deemed to be an admission or waiver of any rights of any Debtor with respect to the holders of Claims or Interests before the Effective Date.
E.    Successors and Assigns
The rights, benefits and obligations of any Person named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or

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assign, Affiliate, officer, director, manager, agent, representative, attorney, beneficiaries or guardian, if any, of each Person.
F.    Notices
All notices, requests, and demands to or upon the Debtors to be effective shall be in writing (including by electronic or facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

1.	if to the Debtors or the Reorganized Debtors:

Concordia International Corp. 277 Lakeshore Road E. Suite 302 Oakville, Ontario L6J 1H9 Attn: Francesco Tallarico, Esq. Tel: (905) 842-5150 Fax: (905) 842-5154 Email: Francesco.Tallarico@concordiarx.com

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Attn: Paul D. Leake, Esq.
         Shana A. Elberg, Esq.
Tel.: (212) 735-3000
Fax.: (212) 735-2000
Email: Paul.Leake@skadden.com
            Shana.Elberg@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Suite 2700
Chicago, Illinois 60606
Attn: Carl T. Tullson, Esq.
Tel.: (312) 407-0379
Fax.: (312) 827-9436
Email: carl.tullson@skadden.com

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and

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7
Attn: Robert J. Chadwick, Esq., Brendan O’Neill, Esq., and Caroline Descours, Esq.
Tel: (416) 979-2211
Fax: (416) 979-1234
Email: Rchadwick@goodmans.ca
           Boneill@goodmans.ca
           Cdescours@goodmans.ca

2.	if to any of the Consenting Secured Debtholders:

White & Case LLP
1221 Avenue of the Americas
New York, NY
10020
Attention: Thomas E Lauria, Esq. and Harrison Denman, Esq.
Email: tlauria@whitecase.com
            hdenman@whitecase.com
and
5 Old Broad Street
London, UK
EC2N 1DW
Tel.: (416) 362-2111
Fax.:  (416) 862-6666
Attention: Christian Pilkington, Esq. and Ben Davies, Esq.
Email: cpilkington@whitecase.com
           bdavies@whitecase.com
and
Osler, Hoskin & Harcourt LLP
100 King Street West, Suite 6200
Toronto, Ontario
M5X 1B8

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Attn: Marc Wasserman, Esq. & Martino Calvaruso, Esq. Tel.: (416) 362-2111 Fax.: (416) 862-6666 Email: mwasserman@osler.com mcalvaruso@osler.com

3.	if to any of the Consenting Unsecured Debtholders:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY
10019-6064
Attn: Andrew N. Rosenberg, Esq. and Jacob A. Adlerstein, Esq.
Tel.:    (212) 373-3000
Fax.:   (212)757-3990
Email: arosenberg@paulweiss.com
                         jadlerstein@paulweiss.com

and

Ashurst LLP
5 Appold Street
London, UK
EC2A 2AG
Attn: Giles Boothman, Esq. and Amrit Khosa, Esq.
Email: giles.boothman@ashurst.com
           amrit.khosa@ashurst.com

and

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 130
Toronto, Ontario
M5X 1A4
Attn: Kevin Zych, Esq. and Sean Zweig, Esq.
Email: zychk@bennettjones.com
           zweigs@bennettjones.com

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G.    Entire Agreement
Except as otherwise indicated, the Plan, and the Plan Supplement supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings and representations on such subjects, all of which have become merged and integrated into the Plan.
H.    Severability of Plan Provisions
If, before Confirmation of the Plan, any term or provision of the Plan is held by the Bankruptcy Court or any other court exercising jurisdiction to be invalid, void, or unenforceable, the Bankruptcy Court or other court exercising jurisdiction shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation. Notwithstanding the foregoing, if any provision of the Plan is materially altered or rendered unenforceable, the Plan shall not be confirmed without the written consent of the Debtors and the Required Consenting Creditors.
I.    Exhibits
All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. After the exhibits and documents are filed, copies of such exhibits and documents shall be available at the Bankruptcy Court’s website at https://ecf.nysb.uscourts.gov or at the website of http://dm.epiq11.com/[●].
J.    Votes Solicited in Good Faith
Upon entry of the Confirmation Order, the Debtors and, to the extent applicable, the Exculpated Parties, will be deemed to have solicited votes on the Plan in good faith and in compliance with the Bankruptcy Code and any applicable non-bankruptcy law, and pursuant to section 1125(e) of the Bankruptcy Code, the Debtors and their respective Affiliates, agents, representatives, members, principals, shareholders, officers, directors, employees, advisors and attorneys will be deemed to have participated in good faith and in compliance with the Bankruptcy Code in the offer, issuance, sale and purchase of Plan securities offered and sold under the Plan, and, therefore, will have no liability for the violation of any applicable law, rule or regulation governing the solicitation of votes on the Plan or the offer, issuance, sale or purchase of the New CIC Shares offered and sold under the Plan.
K.    Closing of the Chapter 11 Cases
After an Estate has been fully administered, the Reorganized Debtors shall promptly seek authority from the Bankruptcy Court to close the applicable Chapter 11 Case in accordance with the Bankruptcy Code and the Bankruptcy Rules.

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L.    Conflicts
Except as set forth in the Plan, to the extent that any provision of the Disclosure Statement or any other order (other than the Confirmation Order) referenced in the Plan (or any exhibits, schedules, appendices, supplements, or amendments to any of the foregoing), conflict with or are in any way inconsistent with any provision of the Plan, the Plan shall govern and control; provided, however, that if there is a conflict between this Plan and a Plan Supplement document, the Plan Supplement document shall govern and control. For the avoidance of doubt, in the event of any inconsistency between this Plan (including the Plan Supplement) and the Confirmation Order, the Confirmation Order shall govern.
After the Effective Date, the Debtors may, in their sole discretion, notify Entities that, in order to continue receiving documents pursuant to Bankruptcy Rule 2002, such Entities must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002. After the Effective Date, the Debtors are authorized to limit the list of Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Persons who have filed such renewed requests.
M.     Waiver or Estoppel
Each holder of a Claim or an Interest shall be deemed to have waived any right to assert any argument, including the right to argue that its Claim or Interest should be Allowed in a certain amount, in a certain priority, secured or not subordinated by virtue of an agreement made with the Debtors or their counsel, or any other Entity, if such agreement was not disclosed in the Plan, the Disclosure Statement, the Restructuring Support Agreement, or papers filed with the Bankruptcy Court prior to the Confirmation Date.
Dated: May 15, 2018
Respectfully submitted,
Concordia International Corp., on behalf of itself and each of the other Debtors
By: /s/ David Price
Name: David Price
Title: Chief Financial Officer

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EXHIBIT A
TO THE JOINT PREPACKAGED CHAPTER 11 PLAN
OF CONCORDIA INTERNATIONAL CORP., ET AL.
RESTRUCTURING SUPPORT AGREEMENT

Execution Version

SUPPORT AGREEMENT
WHEREAS, this support agreement (the “Support Agreement”), dated as of May 1, 2018, sets out the agreement among (i) Concordia International Corp. (“Concordia” or the “Company”), (ii) each of the subsidiaries listed on Schedule A hereto (collectively, the “Subsidiary Guarantors” and each a “Subsidiary Guarantor”) and (iii) each of the other signatories to this Support Agreement (or a Joinder Agreement (as defined herein)) that is a Consenting Debtholder (as defined herein) regarding a recapitalization transaction (the “Recapitalization Transaction”) in respect of the Company, the Subsidiary Guarantors and Concordia Healthcare (Canada) Limited (“CHCL” and collectively, with Concordia and the Subsidiary Guarantors, the “Concordia Parties” and each a “Concordia Party”), as more fully described in the recapitalization term sheet attached as Schedule C (the “Term Sheet”, with the terms of the Recapitalization Transaction set out therein and herein being, collectively, the “Recapitalization Transaction Terms”), which Recapitalization Transaction Terms are to form the basis of the Recapitalization Transaction to be implemented pursuant to (i) the plan of arrangement (the “CBCA Plan”) to be filed by the Company in the proceedings commenced by Concordia and CHCL under the Canada Business Corporations Act (the “CBCA”) before the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) on October 20, 2017 (the “CBCA Proceedings”), or alternatively (ii) pursuant to an Alternative Implementation Process (as hereinafter defined) in accordance with the terms of this Support Agreement.
AND WHEREAS, capitalized terms used but not otherwise defined in the main body of this Support Agreement have the meanings given to them in Schedule B.
NOW THEREFORE, each Concordia Party and each Consenting Debtholder (each a “Party” and collectively, the “Parties”) hereby agree as follows:

1.	Recapitalization Transaction
The Recapitalization Transaction Terms as agreed among the Parties are set forth in this Support Agreement, the Term Sheet and the CBCA Plan, which Term Sheet and CBCA Plan are incorporated herein and made a part of this Support Agreement. In the case of a conflict between the provisions contained in the main body of this Support Agreement and the Term Sheet, the provisions of the main body of this Support Agreement shall govern. In the case of a conflict between the provisions contained in this Support Agreement or the Term Sheet and the CBCA Plan, the terms of the CBCA Plan shall govern.

2.	Representations and Warranties of the Consenting Debtholders
Each Consenting Debtholder, severally and not jointly, hereby represents and warrants to each Concordia Party (and acknowledges that each Concordia Party is relying on such representations and warranties) that:

(a)
except as otherwise disclosed by such Consenting Debtholder to the Company in writing on or prior to the date of this Support Agreement, it is either the sole beneficial owner of, or has the sole voting and investment discretion over:

(i)
Secured Debt in the aggregate principal amount(s) set forth on its signature page to this Support Agreement (collectively, the “Relevant Secured Debt”, the Relevant Secured Debt, together with all obligations owing in respect of the Relevant Secured Debt, including accrued and unpaid interest and any other amount that such Consenting Debtholder is entitled to claim in respect of the Relevant Secured Debt pursuant to the Secured Debt Documents or otherwise, its “Total Secured Debt”), and no other Secured Debt (except as set forth herein);

(ii)
Unsecured Debt in the aggregate principal amount(s) set forth on its signature page to this Support Agreement (collectively, the “Relevant Unsecured Debt”, the Relevant Unsecured Debt, together with all obligations owing in respect of the Relevant Unsecured Debt, including accrued and unpaid interest and any other amount that such Consenting Debtholder is entitled to claim in respect of the Relevant Unsecured Debt pursuant to the Unsecured Debt Documents or otherwise, its “Total Unsecured Debt”), and no other Unsecured Debt (except as set forth herein); and

(iii)	that number of Existing Shares set forth on its signature page to this Support Agreement (the “Relevant Shares”), and no other Existing Shares (except as set forth herein);

(b)	it has the authority to vote or direct the voting of its Relevant Debt and Relevant Shares;

(c)
it: (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied in such analysis or decision on any Person other than its own independent advisors;

(d)
this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by the other Parties, this Support Agreement constitutes the legal, valid and binding obligation of such Consenting Debtholder, enforceable against such Consenting Debtholder in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(e)
it is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization and has all approvals necessary to execute and deliver this Support Agreement and to perform its obligations hereunder;

(f)	except as contemplated by this Support Agreement or otherwise disclosed by such Consenting Debtholder to the Company in writing on or prior to the date of this

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Support Agreement, it has not deposited any of its Relevant Debt or Relevant Shares into a voting trust, or granted (or permitted to be granted) any proxies or powers of attorney or attorney in fact, or entered into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Debt or Relevant Shares, or caused any of its Relevant Debt or Relevant Shares to become subject to any liens, charges, encumbrances or similar restrictions, where such trust, grant, agreement, understanding, arrangement, lien, charge, encumbrance or similar restriction would reasonably be expected to restrict in any material manner the ability of such Consenting Debtholder to comply with its obligations under this Support Agreement, including the obligations in Section 4; and

(g)
it is an “accredited investor” or “qualified institutional buyer” within the meaning of the rules of the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, and the regulations promulgated thereunder, as modified by The Dodd-Frank Wall Street Reform and Consumer Protection Act.

3.	Representations and Warranties of the Concordia Parties
Each Concordia Party (except if the representation is explicitly applicable to the Company only) jointly and severally represents and warrants to each Consenting Debtholder (and each Concordia Party acknowledges that each Consenting Debtholder is relying upon such representations and warranties) that:

(a)
the Concordia Board and the board of directors of CHCL and each Subsidiary Guarantor has (i) approved the transactions contemplated by the Recapitalization Transaction, and (ii) determined that such transactions are in the best interest of the Company, CHCL and each Subsidiary Guarantor, as applicable;

(b)
it: (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied in such analysis or decision on any Person other than its own independent advisors;

(c)
this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by each of the other Parties, this Support Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(d)
it is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation and it has all requisite corporate power and corporate capacity to enter into this Support Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby;

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(e)
except as disclosed in the Disclosure Letter, there is no proceeding, claim or investigation pending before any Governmental Entity, or, to the Knowledge of the Company, threatened against it or any of its properties that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Change;

(f)
except for the Recapitalization Transaction or as disclosed in the Disclosure Letter, no order has been made, petition presented or resolution passed for the winding up of or appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of it and no analogous procedure has been commenced in any jurisdiction;

(g)
the execution and delivery of this Support Agreement by it and satisfaction of the obligations hereunder, and the completion of the transactions contemplated herein do not and will not (i) subject to obtaining all requisite approvals required pursuant to the CBCA Plan, violate or conflict in any material respect with any Law applicable to it or any of its property or assets or (ii) result (with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, by-laws or other constating documents or, except as disclosed in the Disclosure Letter, under any Material Contract to which it is a party;

(h)
all financial information that has been provided or made available to the Consenting Debtholders, their affiliates or their respective Advisors by the Company or the Company’s financial advisors, has been prepared in good faith (and in the case of any financial statements forming part of such financial information, in accordance with the IFRS) and fairly reflects in all material respects as of the dates thereof, its financial condition and the results of its operations;

(i)
except as disclosed in the Disclosure Letter, there has not been (i) any Material Adverse Change; (ii) any material transaction to which any Concordia Party is a party outside the ordinary course of business; (iii) any material change in the capital or outstanding liabilities of the Concordia Parties (taken as a whole); or (iv) any material change report relating to the Concordia Parties filed on a confidential basis with any securities commission that remains confidential;

(j)
except as disclosed in the Disclosure Letter, it and its directors, officers and employees have and are conducting its business in material compliance with all applicable Laws (including any Laws regarding the environment and all permits, licenses and other authorizations which are required thereunder) and it has not received any notice or been otherwise advised to the effect that, or has otherwise been advised that, it, its directors, officers or employees are not in material compliance with such Laws (including any Laws regarding the environment and all permits, licenses and other authorizations which are required thereunder);

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(k)
except as disclosed in the Information or the Disclosure Letter, it has no material liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) other than liabilities incurred in the ordinary course of business;

(l)
except as disclosed in the Disclosure Letter, there is not now pending or, to the Knowledge of the Company, threatened against it nor has it received notice in respect of, any claim, potential claim, litigation, action, suit, arbitration or other proceeding by or before any Governmental Entity, which would be reasonably likely to result in, individually or in the aggregate, a Material Adverse Change;

(m)
except as disclosed in the Disclosure Letter, since December 31, 2017, there has not been any resignation or termination of any of the Key Personnel, or any increase in the rate of compensation payable or to become payable by Concordia or any of its direct or indirect subsidiaries or affiliates to any of the Key Personnel (other than standard increases in connection with general, regularly-scheduled reviews consistent with past practice in respect of employees other than the top five highest paid employees of the Concordia Parties), and there has been no loan made to, no grant of security nor guarantee to, nor the payment, grant or accrual of any Bonus Payments to, any Key Personnel;

(n)
except as disclosed in the Disclosure Letter, there are no “change of control” payments or similar payments or compensation that would be payable to any of its Key Personnel as a result of the implementation of the transactions contemplated by this Support Agreement and the Recapitalization Transaction;

(o)
since September 1, 2017, there have been no changes to the compensation for the top ten highest paid employees of the Concordia Parties and their direct and indirect subsidiaries and affiliates from their compensation as disclosed in the Disclosure Letter and no Concordia Party or any of their respective direct or indirect subsidiaries or affiliates have agreed to any, or become obligated to pay any, Bonus Payments or other entitlements to such employees (except in accordance with the terms of existing employment agreements, bonus, incentive or retention plans or arrangements);

(p)
all employment Contracts (including any extensions, supplements, amendments or other documents relating thereto) for the Key Personnel are disclosed in the Disclosure Letter and are in full force and effect;

(q)
the financial statements issued by the Company on or after January 1, 2017 fairly reflect in all material respects as of the dates thereof, the consolidated financial condition of the Company and the results of its operations for the periods covered thereby and have been prepared in accordance with IFRS and, since December 31, 2017 there has been no material adverse change in the consolidated financial condition of the Company or its properties, assets, condition or undertakings;

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(r)	except as disclosed in the Information or the Disclosure Letter, there is no material litigation or other claims commenced or, to the Knowledge of the Company, threatened in writing against it;

(s)
to the Knowledge of the Company, it has: (i) filed all material tax and information returns, declarations, remittances and filings which are required to be filed and all such returns, declarations, remittances and filings are complete in all material respects and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading; (ii) paid or made provision for payment of all taxes which are due and payable (except for de minimis payments or provisions); and (iii) provided adequate reserves (in accordance with IFRS) for the payment of any material tax, the payment of which is being contested;

(t)
it has complied with its public reporting obligations under applicable securities Laws in all material respects and all documents filed by the Company with the relevant securities regulators: (i) complied with all applicable securities Laws in all material respects; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(u)
(i) all of the Material Contracts to which it is a party are valid, binding and enforceable against it in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors or general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity); and (ii) except as otherwise contemplated by this Support Agreement and the transactions and proceedings contemplated hereby, there is no existing (or threatened in writing) breach, default or dispute with respect to, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a breach or default by it under, any of the Material Contracts to which it is a party (with the exception of the Secured Debt Documents and the Unsecured Debt Documents);

(v)	the Company has not adopted or approved any shareholder rights plan that remains in effect;

(w)
Concordia is authorized to issue an unlimited number of common shares, of which 51,283,800 shares are issued and outstanding, and Concordia has no other capital stock authorized or issued and outstanding, other than 2,358,345 unvested restricted share units, 30,033 unvested deferred share units and 1,336,667 stock options outstanding; and, other than the foregoing, there are no outstanding options, warrants, convertible securities or rights of any kind to purchase or otherwise acquire capital stock or other securities of the Company;

(x)	no order halting or suspending trading in securities of the Company or prohibiting the sale of such securities has been issued to and is outstanding against the

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Company, and to the Knowledge of the Company, no investigations or proceedings for such purpose are pending or threatened;

(y)
to the Knowledge of the Company, none of (i) the Concordia Parties or (ii) any of their respective directors, officers, employees, or any agent of the Concordia Parties that will act in any capacity in connection with this Support Agreement, is a Sanctioned Person. None of the Concordia Parties will use the proceeds received by any of them from any transaction contemplated by this Support Agreement to fund or facilitate any activities of any Sanctioned Person; and the operations of the Concordia Parties are being conducted in compliance in all material respects with Anti-Corruption Laws and Export Controls;

(z)
the Disclosure Letter contains a true and complete list of all the Insurance Policies. The Insurance Policies are in full force and effect and shall be in full force and effect following the consummation of the transactions contemplated by this Support Agreement. Except as disclosed in the Disclosure Letter, it has not received any written notice of cancellation of, material premium increase with respect to, or material alteration of coverage under, any of any Insurance Policies. All premiums due on the Insurance Policies have either been paid or, if due and payable prior to the Effective Date, will be paid before the Effective Date in accordance with the payment terms of each Insurance Policy. All such Insurance Policies (i) are valid and binding in accordance with their terms and (ii) have not been subject to any lapse in coverage. There are no claims related to its business pending under any Insurance Policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. It is not in default under, and has not otherwise failed to comply with, in any material respect, any provision contained in any Insurance Policy. To the Knowledge of the Company, the Insurance Policies are sufficient for compliance with all applicable Laws and contracts to which it is a party or by which it is bound; and

(aa)
there is no commitment, agreement or understanding ,whether explicit or implicit, between the Concordia Parties or any of their respective Affiliates or related parties, on one hand, and any Private Placement Party or any of its Affiliates or related parties, on the other hand, that would provide or entitle any Private Placement Party or any of its Affiliates or related parties to receive, directly or indirectly, any benefit or other consideration (financial or otherwise) in connection the Recapitalization Transaction, including, without limitation, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits, regardless of the existence of any offsetting costs, other than the consideration described in the Term Sheet, as amended from time to time in accordance with this Agreement, and none of the Concordia Parties or any of their respective Affiliates or related parties will enter into any such commitment, agreement or understanding while this Agreement remains in effect.

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4.	Consenting Debtholders’ Covenants and Agreements
Subject to, and in consideration of, the matters set forth in Section 5 below, each Consenting Debtholder (severally and not jointly) hereby acknowledges, covenants and agrees:

(a)	to the Recapitalization Transaction Terms and the implementation of same pursuant to the CBCA Proceedings in accordance with the terms of this Support Agreement and the Milestones;

(b)	not to, directly or indirectly, from the date hereof to the date this Support Agreement is terminated:

(i)
sell, assign, lend, pledge, hypothecate, dispose or otherwise transfer (in each case, “Transfer”) any of its Relevant Debt or Relevant Shares or any rights or interests therein (or permit any of the foregoing with respect to any of its Relevant Debt or Relevant Shares) or enter into any agreement, arrangement or understanding in connection therewith except with the prior written consent of Concordia, provided that each Consenting Debtholder may, subject to applicable securities Laws, without the consent of Concordia, Transfer some or all of its Relevant Debt or Relevant Shares to: (I) any other fund managed by the Consenting Debtholder (or an Affiliate) for which the Consenting Debtholder (or such Affiliate) has the voting and investment discretion, including discretionary authority to manage or administer funds and continues to exercise investment and voting authority with respect to the transferred Relevant Debt or Relevant Shares and such Consenting Debtholder (or such Affiliate) shall continue to be bound by this Support Agreement in respect of any such Relevant Debt or Relevant Shares, (II) any other Consenting Debtholder, in which event, (x) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Support Agreement in respect of such transferred Relevant Debt or Relevant Shares, and (y) the transferee shall be bound by the terms of this Support Agreement in respect of such transferred Relevant Debt or Relevant Shares, and (III) any other Person provided that in the case of any such Transfer pursuant to this clause (III), such Person has executed a Joinder Agreement with respect to the transferred Relevant Debt or Relevant Shares, in which event, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Support Agreement in respect of such transferred Relevant Debt or Relevant Share; or

(ii)
except as contemplated by this Support Agreement, deposit any of its Relevant Debt or Relevant Shares into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Debt or Relevant Shares if such trust, grant, agreement, understanding or arrangement would in any manner restrict the

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ability of the Consenting Debtholder to comply with its obligations under this Support Agreement, including the obligations in this Section 4;
provided that notwithstanding anything herein to the contrary: (A) a Consenting Debtholder may Transfer its Relevant Debt or Relevant Shares to an entity that is acting in its capacity as a Qualified Marketmaker (as defined below) without the requirement that the Qualified Marketmaker become a Consenting Debtholder; provided that (I) such Qualified Marketmaker must Transfer such right, title, or interest in such Relevant Debt or Relevant Shares within five (5) Business Days after its receipt thereof to a transferee that is or becomes (by executing a Joinder Agreement in accordance with this Support Agreement) a Consenting Debtholder at the time of such Transfer, (II) the transferor Consenting Debtholder shall be solely responsible for the Qualified Marketmaker’s failure to comply with the requirements of this Section 4(b), and (III) any Transfer that does not comply with the terms and procedures set forth herein shall be deemed void ab initio and the Company (on behalf of the Concordia Parties) and each of the Consenting Debtholders shall have the right to enforce the voiding of such Transfer; and (B) after the date hereof, to the extent that a Consenting Debtholder acquires Additional Debt or Additional Shares acting in its capacity as a Qualified Marketmaker, it may Transfer any right, title or interest in such Additional Debt or Additional Shares without the requirement that the transferee be or become a Consenting Debtholder. For these purposes, a “Qualified Marketmaker” means an entity that (x) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against the Concordia Parties (including debt securities or other debt) or enter with customers into long and short positions in claims against the Concordia Parties (including debt securities or other debt), in its capacity as a dealer or market maker in such claims against the Concordia Parties, and (y) is in fact regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt);

(c)
not to take any action that is inconsistent, in any material respect, with its obligations under this Support Agreement or that would frustrate, hinder or delay the consummation of the Recapitalization Transaction and the CBCA Plan; provided that nothing in this Support Agreement shall restrict, limit, prohibit, or preclude, in any manner not inconsistent with its obligations under this Support Agreement, any of the Consenting Debtholders from (A) appearing in Court with respect to any motion, application, or other documents filed by the Concordia Parties and objecting to, or commenting upon, the relief requested therein, (B) enforcing any rights under this Support Agreement, including any consent or approval rights set forth herein, or (C) contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Support Agreement, or exercising any rights or remedies reserved herein;

(d)	to vote (or cause to be voted) all of its Relevant Debt and Relevant Shares, as applicable:

9

(i)
in favour of the approval, consent, ratification and adoption of the CBCA Plan (and any actions required in furtherance thereof) and the Chapter 11 Plan under any potential Chapter 11 Process, the solicitation of which is to be conducted by Concordia concurrent with its solicitation of votes in respect of the CBCA Plan, in each case in accordance with the terms herein; and

(ii)
against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization Transaction or the CBCA Plan, as applicable, and that it shall tender its proxy for any such vote in compliance with any deadlines set forth in the Interim Order;

(e)
not to propose, file, solicit, vote for or otherwise support any alternative offer, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Company, including any proceeding under the CBCA, other legislation or otherwise, that is inconsistent with the Recapitalization Transaction and the CBCA Plan, except with the prior written consent of the Company;

(f)
to support, and to instruct their respective Advisors to support all motions filed by the Company in the CBCA Proceedings that are consistent with and in furtherance of the Recapitalization Transaction and the CBCA Plan and, if requested by the Company, provide commercially reasonable assistance to the Company in obtaining any required regulatory approvals and/or required material third party approvals to effect the Recapitalization Transaction, in each case at the expense of the Company;

(g)
subject to Sections 14 and 16 hereof, to allow the Company, in good faith cooperation with the Consenting Debtholders, to disclose the existence and factual details of this Support Agreement with respect to any public disclosure, including, without limitation, press releases and court materials, and the filing of this Support Agreement on SEDAR and/or EDGAR and with the Court in connection with the CBCA Proceedings; and

(h)
that this Support Agreement shall in no way be construed to preclude a Consenting Debtholder from acquiring additional Secured Debt or Unsecured Debt (collectively, “Additional Debt”) or Existing Shares (“Additional Shares”) that are not otherwise subject to this Support Agreement; provided, however, that any and all such Additional Debt and Additional Shares shall automatically and immediately upon acquisition by a Consenting Debtholder be deemed to constitute Relevant Secured Debt or Relevant Unsecured Debt, as applicable (and together with all accrued and unpaid interest and any other amount that such Consenting Debtholder is entitled to claim in respect of such Additional Debt

10

shall be deemed to constitute Relevant Debt) and Relevant Shares, respectively, of the Consenting Debtholder hereunder subject to the terms of this Support Agreement, and to the extent such acquisition is for Additional Debt and/or Additional Shares in excess of 5% of such Consenting Debtholder’s Relevant Debt or Relevant Shares immediately prior to such acquisition, the Consenting Debtholder hereby agrees to provide written notice to the Company advising of (i) the acquisition by the Consenting Debtholder of Additional Debt or Additional Shares, (ii) the principal amount of Additional Debt or the number of Additional Shares acquired by the Consenting Debtholder, as applicable, and (iii) the date of such acquisition, reasonably promptly following any such acquisition.

5.	Concordia Parties’ Covenants and Agreements
Subject to, and in consideration of, the matters set forth in Section 4 above, each Concordia Party (jointly and severally) acknowledges, covenants and agrees:

(a)	to the Recapitalization Transaction Terms;

(b)
to pursue the completion of the Recapitalization Transaction in good faith by way of the CBCA Plan on the timetable set forth herein, and not to take any action that is inconsistent with the terms of this Support Agreement;

(c)
that the Company shall file the CBCA Plan on a timely basis consistent with the terms and conditions of this Support Agreement, recommend to any Person entitled to vote on the CBCA Plan that they vote to approve the CBCA Plan and take all reasonable actions necessary to obtain any regulatory approvals for the Recapitalization Transaction and to achieve the following timeline with respect to the CBCA Proceedings (which timeline may be extended at any time as agreed by the Company and the Majority Initial Consenting Debtholders):

(i)	filing the application in the CBCA Proceedings seeking the Interim Order by no later than May 2, 2018;

(ii)	obtain entry of the Interim Order by the Ontario Court by no later than May 2, 2018;

(iii)	commence solicitation procedures with respect to the CBCA Plan on or before May 30, 2018;

(iv)	the CBCA Plan shall have been approved by the Ontario Court pursuant to the Final Order by no later than August 17, 2018;

(v)	the Recapitalization Transaction shall have been implemented pursuant to the CBCA Plan on or prior to the Outside Date; and

(vi)	comply with the timelines and terms set forth in Schedule F and Schedule G, as applicable.

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(d)
to provide draft copies of all motions or applications and other documents with respect to the Recapitalization Transaction and the CBCA Plan that the Company intends to file with the Court in connection with the CBCA Proceedings to the Advisors at least three (3) Business Days prior to the date when the Company intends to file or otherwise disseminate such documents (or, where circumstances make it impracticable to allow for three (3) Business Days’ review, with as much opportunity for review and comment as is practically possible in the circumstances, but in no event less than two (2) Business Days’ review unless otherwise agreed by the Majority Initial Consenting Debtholders), and all such filings and other documents submitted to the Court shall be in a form consistent with this Support Agreement and the Term Sheet and otherwise acceptable to the Majority Initial Consenting Debtholders, acting reasonably;

(e)
to not, without the prior written consent of the Majority Initial Consenting Debtholders, amend, modify, replace, terminate, repudiate, disclaim or waive any rights under or in respect of (i) its Material Contracts (other than as expressly required by such Material Contracts, by this Support Agreement or in the ordinary course of performing their obligations under such Material Contracts) in any manner that would reasonably be expected to be material, or (ii) this Support Agreement (except as permitted by the terms hereof);

(f)	to promptly notify the Advisors of any claims threatened or brought against it which may impede or delay the consummation of the Recapitalization Transaction or the CBCA Plan;

(g)
to not, without the prior written consent of the Majority Initial Consenting Debtholders, enter into or agree to any settlement, settlement proposal, commitment, commitment proposal or otherwise settle (i) any outstanding claim, litigation, proceeding or action in excess of $500,000 in the aggregate, or (ii) with any regulatory authority or Governmental Entity (including, for greater certainty, the UK Competition and Markets Authority) in respect of any investigation into any Concordia Party;

(h)
to promptly notify the Advisors if, at any time before the Effective Time, it becomes aware that any material application for a regulatory approval or any other material order, registration, consent, filing, ruling, exemption or approval under applicable laws contains a statement which is materially inaccurate or incomplete or of information that otherwise requires an amendment or supplement to such application, and the Company shall co-operate in the preparation of such amendment or supplement as required;

(i)
to be liable to and to indemnify and hold harmless the Consenting Debtholders and their respective subsidiaries and affiliates, and their respective officers, directors, employees, advisors, legal counsel and agents (each an “Indemnified Party”) from and against any and all liabilities, claims, actions, proceedings, losses (other than indirect loss), costs, damages and expenses of any kind (including, without limitation, the reasonable costs of defending against any of the

12

foregoing, but excluding any and all liabilities, claims, actions, proceedings, losses, costs, damages and expenses of any kind that are attributable to gross negligence, fraud, willful misconduct, breach of applicable Law or this Support Agreement of or, by any Indemnified Party as determined by the final, non-appealable judgment of a court of competent jurisdiction) to which any Indemnified Party may become subject or may suffer or incur in any way in relation to or arising from a breach by any Concordia Party of any of its obligations, covenants, representations or warranties hereunder, and, to the extent that such claims arise directly or indirectly in connection with the CBCA Plan, the Recapitalization Transaction or any proceedings commenced with respect to the CBCA Plan or the Recapitalization Transaction, any other claim, litigation, investigation, actions or matters related directly or indirectly to the CBCA Plan or the Recapitalization Transaction, regardless of whether any Indemnified Party is a party thereto and whether or not the transactions contemplated hereby are consummated, and to reimburse each Indemnified Party promptly upon demand for all documented legal and other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein);

(j)
to not: (i) materially increase compensation or severance entitlements or other benefits payable (including, for greater certainty, Bonus Payments) to Key Personnel, including by way of a key employee incentive plan, (ii) materially increase compensation or severance entitlements or other benefits payable (including, for greater certainty, Bonus Payments) to all or substantially all of the employees of the Concordia Parties or any of their respective direct or indirect subsidiaries or affiliates, or (iii) take or omit to take any action (A) that would entitle any person to any bonus, lump sum, change of control, severance, retention or other payment any time prior to the last date that such person would be entitled to receive such payment in accordance with a binding written agreement with the Company (entered into prior to the date hereof or otherwise as required in accordance with applicable Law) or (B) to otherwise secure or guarantee any such payment;

(k)
to comply with the terms and covenants of the Secured Debt Documents other than any terms and covenants that may be breached: (i) as a result of (A) the commencement and/or continuation of the CBCA Proceedings; and (B) the pursuit of the Recapitalization Transaction, including the entering into of any related documents, as specifically contemplated by this Support Agreement; or (ii) pursuant to the terms of the Preliminary Interim Order;

(l)
except with the prior written consent of the Majority Initial Consenting Debtholders, to operate its business in the ordinary course of business, having regard to its current financial condition and to not enter into, amend or terminate any Material Contract;

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(m)
to not, except with the prior written consent of the Majority Initial Consenting Debtholders, enter into any agreement for any acquisition or divestiture by the Company or any of its direct or indirect subsidiaries or affiliates of any of its assets or business with a purchase price that exceeds $5 million;

(n)
except with the prior written consent of the Majority Initial Consenting Debtholders, or as specifically permitted by this Support Agreement and the Recapitalization Transaction, to not: (i) prepay, redeem prior to maturity, defease, repurchase or make other prepayments in respect of any non-revolving indebtedness; (ii) other than in the ordinary course of business (including, without limitation, the cash collateral agreements described in the Disclosure Letter) consistent with past practice, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness of any kind whatsoever; (iii) create, incur, assume or otherwise cause or suffer to exist or become effective any new lien, charge, mortgage, hypothec or security interest of any kind whatsoever on, over or against any of their assets or property (except for any lien, charge, mortgage, hypothec or security interest that is incurred in the ordinary course of business and that is not material); or (iv) except in connection with the ordinary cash management procedures between the Company and its direct and indirect subsidiaries and affiliates or any intercompany dividends or distributions made that are consistent with past practice, declare or pay any dividends or distributions on or in respect of any shares in the Company or any of its direct or indirect subsidiaries or affiliates or redeem, retract, purchase or acquire any of such shares, provided that no such dividends or distributions shall be made to an entity that is not subject to the security interests held by the Secured Debtholders;

(o)
(i) to promptly notify the Advisors of any resignation of, or leave of absence taken by, any Key Personnel; and (ii) to not, without the prior written consent of the Majority Initial Consenting Debtholders, such consent not to be unreasonably withheld, (A) remove or take any action towards removing any Key Personnel or (B) appoint any individual who would constitute Key Personnel or take any action towards replacing any Key Personnel;

(p)	to promptly notify the Advisors upon becoming aware of any claims threatened in writing or brought against it in excess of $5 million in the aggregate;

(q)
to promptly notify the Advisors of (i) any event, condition, or development that has resulted in the inaccuracy or breach of any representation or warranty, covenant or agreement contained in this Support Agreement made by or to be complied with by any Concordia Party in any material respect; or (ii) any material change in any of the information provided by or on behalf of the Concordia Parties to the Consenting Debtholders or the Advisors in connection with the transactions contemplated by this Support Agreement, the Recapitalization Transaction or the CBCA Plan; provided that with respect to the foregoing, if an Advisor reasonably determines that such notification should be provided to the Consenting Debtholders, such Advisor may provide such notification to the

14

Consenting Debtholders, with the Company’s prior written consent, not to be unreasonably withheld; provided further that if such notification provided by the Advisor to the Consenting Debtholders is reasonably determined by the Consenting Debtholder, based on advice from its Advisors and in consultation with the Company and its advisors, to include material non-public information, such information shall be publicly disclosed by the Company upon the written request of such Advisor within two (2) Business Days. In the event that the Company fails to disclose such information in accordance with the preceding sentence or any Consenting Debtholder believes, acting reasonably, that such information restricts it from purchasing or selling securities of the Company without violating applicable securities laws, then the Company hereby agrees that such Consenting Debtholder may publicly disclose such information through a press release or other means; provided that, such Consenting Debtholder shall first provide a draft of any such proposed disclosure to the Company at least two (2) Business Days prior to such disclosure and any such disclosure shall reflect the reasonable comments of the Company that such Consenting Debtholder deems appropriate in its good faith discretion;

(r)
to not, except pursuant to the CBCA Plan, amalgamate, consolidate with or merge into, transfer or sell all, substantially all, or a material portion of their assets to, another entity, or change the nature of its business or its corporate or capital structure;

(s)
to provide, upon reasonable request and with reasonable prior notice, the Advisors with reasonable access to the books and records of the Company and their subsidiaries and affiliates (other than books or records that are subject to solicitor-client privilege or other type of privilege, as applicable) for review in connection with the Recapitalization Transaction, in each case in accordance with, and only to the extent permitted or required by, the terms of any confidentiality agreements with the Company;

(t)
the Company shall use commercially reasonable efforts to the extent possible under applicable Laws to maintain a listing on a Designated Offshore Securities Market and its status as a reporting company in the United Stated under Section 12 of the Securities Exchange Act of 1934;

(u)
the Company agrees to use commercially reasonable efforts to cause the registrar and transfer agent to remove any legend on a share certificate required by the U.S. Securities Act to permit sales made in reliance on Rule 904 of Regulation S upon delivery of a signed declaration in form attached as Schedule B to the Subscription Agreement, along with any other documents reasonably requested by the registrar or the transfer agent, and the Company agrees to implement similar procedures for any shares held through the Canadian Depository for Securities or the Depositary Trust Company;

(v)	to not, except (i) as permitted by this Support Agreement; or (ii) with the prior written consent of the Majority Initial Consenting Debtholders, commence,

15

consummate an agreement to commence, make, solicit, assist, initiate, encourage, facilitate, propose, file, initiate any discussions or negotiations regarding any alternative offer, restructuring, liquidation, workout or plan of compromise or arrangement, reorganization under Chapter 11, the CBCA, other legislation or otherwise;

(w)
to the extent deemed necessary or advisable by the Company, with the prior written consent of the Majority Consenting Private Placement Parties, or to the extent deemed necessary or advisable by the Majority Consenting Private Placement Parties, acting reasonably, the Concordia Parties will commence recognition proceedings in respect of the CBCA Plan under applicable foreign Laws to obtain a recognition or equivalent order (including an enforcement order) in respect of the CBCA Plan under such applicable foreign Laws, subject to all filings, pleadings, motions and orders made in any such proceeding being in form and substance acceptable to Majority Consenting Private Placement Parties, and provided that, any permissions and waivers that apply to the CBCA Proceedings in accordance with this Support Agreement, shall apply equally to any such recognition proceedings;

(x)
to the extent that the Company (acting reasonably) consults with the Private Placement Parties under the Subscription Agreement and resolves to convert certain of the Company's direct or indirect U.S. incorporated subsidiaries into a limited liability company which at all times will be treated as a disregarded entity for US tax purposes, then the Company shall, using commercially reasonable efforts, convert such direct or indirect subsidiaries into Delaware limited liability companies prior to the Effective Date;

(y)
to pay in full in cash the reasonable and documented fees and expenses of (i) the Advisors in accordance with the terms of their respective agreements with the Company; and (ii) Osler, Hoskin & Harcourt LLP, White & Case LLP, Bennett Jones LLP, Paul, Weiss Rifkind, Wharton & Garrison LLP and Ashurst LLP within six (6) Business Days following the date of execution of this Support Agreement in accordance with any outstanding invoices issued in connection with services rendered to any Initial Consenting Debtholder prior to the date hereof; and

(z)
that the total principal amount of the claims in respect of the Swap Agreement forming part of the Secured Debtholder Claims shall be in the amount of USD$114,431,046, which amount shall apply for all purposes in the CBCA Proceedings and any Alternative Implementation Processes.

6.	Negotiation of Documents

(a)
Subject to the terms and conditions of this Support Agreement, the Parties shall reasonably cooperate with each other and shall coordinate their activities (to the extent practicable) in respect of (i) the timely satisfaction of conditions with respect to the effectiveness of the Recapitalization Transaction and the CBCA

16

Plan as set forth herein and therein and otherwise ancillary thereto, (ii) all matters concerning the implementation of the Recapitalization Transaction and the CBCA Plan as set forth herein and therein and otherwise ancillary thereto, and (iii) the pursuit and support of the Recapitalization Transaction and the CBCA Plan. Furthermore, subject to the terms and conditions of this Support Agreement, each of the Parties shall take such actions as may be reasonably necessary to carry out the purposes and intent of this Support Agreement, including making and filing any required regulatory filings, in each case at the expense of the Company.

(b)
Subject to the terms and conditions of this Support Agreement, to the extent the Support Agreement has not been terminated in accordance with its terms, each Party hereby covenants and agrees (i) to reasonably cooperate and negotiate in good faith, and consistent with this Support Agreement, the Definitive Documents and all ancillary documents relating thereto, as applicable, and (ii) to the extent it is a party thereto, to execute, deliver and perform its obligations under such documents.

7.	Alternative Implementation Process

(a)
In the event that the CBCA Conditions are not satisfied in accordance with their terms on or prior to August 17, 2018 (or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably), or it is otherwise determined by Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties that the Recapitalization Transaction shall not be implemented pursuant to the CBCA Plan in the CBCA Proceedings for any reason, then:

(i)
to the extent that, within three (3) Business Days of the CBCA Conditions not being satisfied, Concordia sends a written notice to the Advisors requesting that the Concordia Parties implement the Recapitalization Transaction through the CCAA Proceedings and, only to the extent that within three (3) Business Days of receipt of such request, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties each consent in writing to such request, such consent being in their sole and absolute discretion, the Concordia Parties may elect to implement the Recapitalization Transaction pursuant to CCAA Proceedings before the Ontario Court in accordance with the terms and timeline set forth herein and in Schedule F hereto; or

(ii)
the Concordia Parties may elect to implement the Recapitalization Transaction through Chapter 11 Process before the Bankruptcy Court in accordance with the terms and timeline set forth herein and in Schedule G hereto.

(b)	In the event that the Company commences the CCAA Proceedings or the Chapter 11 Process (collectively, the “Alternative Implementation Processes” and each

17

an “Alternative Implementation Process”) in accordance with Section 7(a) above, then:

(i)
the Recapitalization Transaction shall be implemented on substantially the same terms as set forth in this Support Agreement, the Term Sheet, the CBCA Plan and the Subscription Agreement, with any necessary amendments as the structure and implementation of the Recapitalization Transaction may reasonably require pursuant to an Alternative Implementation Process and as Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties may agree, each acting reasonably, and in accordance with the terms and timelines contained in Schedule F or Schedule G, as applicable;

(ii)	all references to the “CBCA Plan” contained herein shall be interpreted to mean a CCAA Plan or Chapter 11 Plan, as applicable;

(iii)	all references to the “CBCA Proceedings” contained herein shall be interpreted to mean the CCAA Proceedings or the Chapter 11 Process, as applicable;

(iv)
all references to the “Interim Order” contained herein shall be interpreted to mean such order of the applicable Court in the Alternative Implementation Process calling for meetings of the Secured Debtholders and the Unsecured Debtholders, to consider and vote in respect of the Recapitalization Transaction, as applicable or approving the adequacy of the Disclosure Statement with respect to a Chapter 11 Plan and the related solicitation materials and procedures;

(v)
all references to the “Court” contained herein shall be interpreted to mean the court having jurisdiction in the Alternative Implementation Process, being the Ontario Court or the Bankruptcy Court, as applicable;

(vi)
all references to the “Final Order” contained herein shall be interpreted to mean the order of the Court having jurisdiction in the Alternative Implementation Process approving the plan of compromise and arrangement or the plan of reorganization, as applicable, in the Alternative Implementation Process; and

(vii)	except as modified by this Section 7, the obligations of the Parties under this Support Agreement shall apply mutatis mutandis in the context of the Alternative Implementation Process.

(c)
Any and all votes with respect to the Recapitalization Transaction shall be binding to the extent the Company implements the Recapitalization Transaction through the CBCA Proceedings or the Chapter 11 Process in accordance with this Support Agreement. Any and all such votes shall not be binding to the extent the Company implements the Recapitalization Transaction pursuant to the CCAA unless the Majority Initial Consenting Debtholders and the Majority Consenting

18

Private Placement Parties have each granted prior written consent in their sole and absolute discretion to the commencement of the CCAA Proceedings in accordance with this Section 7. To the extent the Support Agreement terminates in accordance with its terms, then any and all such votes shall not be binding in any restructuring and shall be deemed withdrawn.

8.	Conditions to the Consenting Debtholders’ Support Obligations
Notwithstanding anything to the contrary contained in this Support Agreement and without limiting any other rights of the Consenting Debtholders hereunder, each Consenting Debtholder’s obligation to vote in favour of the CBCA Plan pursuant to Section 4(d)(i) hereof, shall be subject to the satisfaction of the following conditions, each of which may be waived, in whole or in part, by the Majority Initial Consenting Debtholders (provided that such conditions shall not be enforceable by a Consenting Debtholder, if any failure to satisfy such conditions results primarily from an action, error or omission by or within the control of such Consenting Debtholder, seeking enforcement):

(a)	each Concordia Party shall have executed this Support Agreement and delivered its signature page hereto to the Consenting Debtholders in accordance with Section 17(s);

(b)
the CBCA Plan and all Definitive Documents shall be in form and substance acceptable to the Majority Initial Consenting Debtholders; provided that: (A) the Subscription Agreement shall be in form and substance acceptable to the Company and the Majority Consenting Private Placement Parties, each acting reasonably, (B) the Governance Agreement shall be in form and substance acceptable to the Majority Consenting Private Placement Parties, and (C) the New Senior Secured Debt shall be in form and substance acceptable to the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties;

(c)
all orders made and judgments rendered by any competent court of law and all rulings and decrees of any competent regulatory body, agent or official in respect of the CBCA Proceedings and the Recapitalization Transaction shall be satisfactory to Majority Initial Consenting Debtholders;

(d)
the Interim Order, the CBCA Plan, the proposed Final Order in respect of the CBCA Plan, and all other materials filed by or on behalf of the Company in the CBCA Proceedings shall have been filed (and, if applicable, issued) in form and substance acceptable to the Majority Initial Consenting Debtholders;

(e)
each Concordia Party shall have complied in all material respects with each covenant and obligation in this Support Agreement that is to be performed on or before the date that is three (3) Business Days prior to the Voting Deadline (subject to any agreed upon extension of the Milestones set out herein);

19

(f)
there shall not exist or have occurred any Material Adverse Change from and after the date of this Support Agreement (or before the date of this Support Agreement if not disclosed in the Disclosure Letter);

(g)
the board of directors of each Subsidiary Guarantor shall have approved any guarantees required by the Recapitalization Transaction Terms in respect of the New Senior Secured Term Loan and the New Senior Secured Notes in form and substance acceptable to the Majority Initial Consenting Debtholders, the Company, and the relevant entity approving such guarantee, as applicable, each acting reasonably;

(h)
the representations and warranties of each Concordia Party set forth in this Support Agreement shall continue to be true and correct in all material respects (except for those representations and warranties which expressly include a materiality standard, which shall be true and correct in all respects giving effect to such materiality standard) at and as of the date hereof and at and as of the Effective Date (except to the extent such representations and warranties are by their terms given as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of such date), except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Support Agreement;

(i)
there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application (other than a frivolous or vexatious application by a Person other than a Governmental Entity) shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction that restrains, impedes or prohibits (or if granted could reasonably be expected to restrain, impede or inhibit) the Recapitalization Transaction or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction;

(j)
the Company shall have made all scheduled payments of interest (at non-default rates unless otherwise contemplated by the Term Sheet) and amortization, as applicable, under the Secured Debt Documents, for certainty, without giving effect to any acceleration under the Secured Debt;

(k)	all actions taken by the Concordia Parties in furtherance of the Recapitalization Transaction and the CBCA Plan shall be consistent in all material respects with this Support Agreement; and

(l)	each Concordia Party shall have provided the Advisors with a certificate signed by an officer of such Concordia Party certifying compliance with the terms of this Section 8 as of the Voting Deadline.

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9.	Conditions to the Recapitalization Transaction

(a)
The Recapitalization Transaction shall be subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the mutual benefit of the Concordia Parties, on the one hand, and the Consenting Debtholders, on the other hand, and may be waived in whole or in part jointly by the Company on behalf of the Concordia Parties and the Majority Initial Consenting Debtholders (provided that such conditions shall not be enforceable by any Concordia Party or a Consenting Debtholder, as the case may be, if any failure to satisfy such conditions results primarily from an action, error or omission by or within the control of the Party seeking enforcement):

(i)	the CBCA Plan shall have been approved by (A) the Court; and (B) the requisite majority of affected creditors and, if applicable, shareholders, as and to the extent required by the Court and the CBCA;

(ii)
the Final Order (A) shall have been entered by the Court and (B) shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Company or the Majority Initial Consenting Debtholders, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired;

(iii)
the CBCA Plan and all Definitive Documents shall be in form and substance acceptable to the Company and the Majority Initial Consenting Debtholders; provided that: (A) the Subscription Agreement shall be in form and substance acceptable to the Company and the Majority Consenting Private Placement Parties, each acting reasonably, (B) the Governance Agreement shall be in form and substance acceptable to the Company, acting reasonably, and the Majority Consenting Private Placement Parties, and (C) the New Senior Secured Debt shall be in form and substance acceptable to the Company, acting reasonably, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties;

(iv)
all disclosure documents (including the Information Circular), solicitation forms with respect to the CBCA Proceedings and the Chapter 11 Process and press releases in respect of the Recapitalization Transaction shall be in form and substance acceptable to the Company and the Majority Initial Consenting Debtholders, each acting reasonably; provided that, nothing herein shall prevent a Party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable Law;

(v)
all required stakeholder, regulatory, Court approvals, consents, waivers and filings required to be made by the Concordia Parties shall have been obtained or made, as applicable, on terms satisfactory to the Company and the Majority Initial Consenting Debtholders, and copies of any and all

21

such approvals, consents and/or waivers shall have been provided to the Advisors;

(vi)
all filings that are required under applicable Laws in connection with the Recapitalization Transaction required to be made by the Concordia Parties shall have been made and any material regulatory consents or approvals that are required in connection with the Recapitalization Transaction shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(vii)
there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the CBCA Plan that restrains, impedes or prohibits (or if granted would reasonably be expected to restrain, impede or prohibit), the Recapitalization Transaction or the CBCA Plan or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction Terms;

(viii)	the terms of the Management Incentive Plan shall be on the terms set out in the Term Sheet and as otherwise acceptable to Concordia and the Majority Initial Consenting Debtholders;

(ix)	the Director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the CBCA Plan; and

(x)	the Effective Date shall have occurred no later than the Outside Date.

(b)
The obligation of the Concordia Parties to complete the Recapitalization Transaction and the other transactions contemplated hereby are subject to Section 11 hereof and to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the benefit of the Concordia Parties and may be waived, in whole or in part, by the Company on behalf of the Concordia Parties (provided that such conditions shall not be enforceable by the Concordia Parties if any failure to satisfy such conditions results primarily from an action, error or omission by or within the control of any Concordia Party):

(i)	the Consenting Debtholders shall have complied in all material respects with each covenant and obligation in this Support Agreement that is to be performed by them on or before the Effective Date;

(ii)
the representations and warranties of the Consenting Debtholders set forth in this Support Agreement shall be true and correct in all material respects(except for those representations and warranties which expressly include a materiality standard, which shall be true and correct in all

22

respects giving effect to such materiality standard) at and as of the date hereof and at and as of the Effective Date with the same force and effect as if made at and as of such date, except (A) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date and (B) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Support Agreement; and

(iii)
each of the conditions set forth Sections 7(a) and 7(c) of the Subscription Agreement shall have been satisfied or waived (other than those conditions which by their terms are to be satisfied or can be validly waived at the Effective Time).

(c)
The obligations of the Consenting Debtholders to complete the Recapitalization Transaction and the other transactions contemplated hereby and the consummation of the Recapitalization Transaction are subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the benefit of the Consenting Debtholders and may be waived, in whole or in part, by the Majority Initial Consenting Debtholders (provided that such conditions shall not be enforceable by the Consenting Debtholders if any failure to satisfy such conditions results solely from an action, error or omission by or within the control of the Consenting Debtholder seeking enforcement):

(i)
the Company shall have (A) achieved the Milestones on or before the applicable dates set forth herein, and (B) complied in all material respects with each covenant and obligation in this Support Agreement and the Subscription Agreement that is to be performed by them on or before the Effective Date;

(ii)
the representations and warranties of the Concordia Parties set forth in this Support Agreement shall be true and correct in all material respects as of the Effective Date with the same force and effect as if made at and as of such date, except (A) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date and (B) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Support Agreement;

(iii)
the Final Order, the CBCA Plan, the other Definitive Documents and all orders made and judgments rendered by any competent court of law, and all rulings and decrees of any competent regulatory body, agent or official in relation to the CBCA shall be in form and substance satisfactory to the Majority Initial Consenting Debtholders; provided that: (A) the Subscription Agreement shall be in form and substance acceptable to the Company and the Majority Consenting Private Placement Parties, each acting reasonably, (B) the Governance Agreement shall be in form and substance acceptable to the Company, acting reasonably, and the Majority

23

Consenting Private Placement Parties, and (C) the New Senior Secured Debt shall be in form and substance acceptable to the Company, acting reasonably, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties;

(iv)
all actions taken by the Concordia Parties in furtherance of the Recapitalization Transaction and the CBCA Plan shall be consistent in all material respects with the CBCA Plan and this Support Agreement;

(v)
there shall not exist or have occurred any Material Adverse Change from and after the date of this Support Agreement (or before the date of this Support Agreement if not disclosed in the Disclosure Letter);

(vi)	the composition and size of the Concordia Board as of the Effective Date shall be satisfactory to the Majority Consenting Private Placement Parties;

(vii)
the Company shall have made all scheduled payments of interest (at non-default rates unless otherwise contemplated by the Term Sheet) and amortization, as applicable, under the Secured Debt Documents, for certainty, without giving effect to any acceleration under the Secured Debt;

(viii)
the board of directors of each Subsidiary Guarantor shall have approved any guarantees required by the Recapitalization Transaction Terms in respect of the New Senior Secured Term Loan and New Senior Secured Notes in form and substance acceptable to the Majority Initial Consenting Debtholders, the Company, and the relevant entity approving such guarantee, as applicable, each acting reasonably;

(ix)	there shall have been no appointment of any new Key Personnel, unless such appointment, including its terms, is on terms satisfactory to the Majority Initial Consenting Debtholders, acting reasonably;

(x)
the reasonable and documented outstanding fees and expenses of the Advisors shall have been paid in full in cash in accordance with their agreements with the Company, provided that the Advisors shall have provided the Company with invoices for all such fees and expenses at least three (3) Business Days prior to the Effective Date;

(xi)
following the implementation of the CBCA Plan, Concordia shall (A) be a company incorporated under the CBCA or such other corporate statute as may be agreed by the Company, acting reasonably, and the Majority Consenting Private Placement Parties and (B) remain a public company and (i) any common shares issued as part of the Recapitalization Transaction (“New Common Shares”) shall be freely tradable under applicable Canadian Securities Laws (provided that the trade is not a “control distribution” as defined in Canadian Securities Laws, no unusual effort is made to prepare the market or to create a demand for the security

24

that is the subject of the trade, no extraordinary commission or consideration is paid to a person or company in respect of the trade, and if the selling security holder is an insider or officer of the issuer, the selling security holder has no reasonable grounds to believe that the issuer is in default of Canadian Securities Laws), (ii) the New Common Shares (other than the Private Placement Shares) shall be freely transferable under applicable U.S. Securities Laws (other than by “affiliates” as defined in Rule 144 under the U.S. Securities Act (or persons that have been “affiliates” (as so defined) within 90 days of the Effective Date)), and (iii) all common shares of Concordia (including, for greater certainty, the New Common Shares) shall be conditionally approved for trading on the TSX or on another Designated Offshore Securities Market acceptable to the Majority Consenting Private Placement Parties, subject only to receipt of customary final documentation;

(xii)	the Subscription Agreement shall be in full force and effect and shall not have been terminated with respect to all parties thereto in accordance with its terms;

(xiii)
all securities of the Company and any affiliated or related entities that are to be formed in connection with the Recapitalization Transaction, when issued and delivered, shall be duly authorized, validly issued and fully paid and non-assessable;

(xiv)
the Company shall have executed and delivered the Governance Agreement in form and substance acceptable to the Company, acting reasonably, and the Majority Consenting Private Placement Parties and all governance matters involving Concordia shall be satisfactory to the Majority Consenting Private Placement Parties;

(xv)
the Company shall not have less than $200 million in cash on hand immediately following the Effective Time, provided that (A) the Company shall be entitled to add back all professional fees incurred in connection with the Recapitalization Transaction for the purposes of determining its cash on hand in accordance with this Section 9(c)(xv), (B) to the extent that the economic terms of the Recapitalization Transaction are amended or varied, the $200 million threshold shall be adjusted on a corresponding basis, and (C) the $200 million threshold shall be adjusted to account for any demonstrable adverse business effects on the Concordia Entities that may arise or result from the commencement of an Alternative Implementation Process; provided that, the Company shall for purposes of this section have not less than $175 million in cash on hand immediately following the applicable effective date following any adjustments on account of subclause (C) above;

(xvi)	each of the conditions set forth Sections 7(a) and 7(b) of the Subscription Agreement shall have been satisfied or waived (other than those

25

conditions which by their terms are to be satisfied or can be validly waived at the Effective Time);

(xvii)
to the extent that recognition proceedings have been commenced pursuant to Section 5(w), the Concordia Parties shall have obtained, where available, the applicable recognition or equivalent orders sought in any such proceedings; and

(xviii)	each Concordia Party shall have provided the Advisors with a certificate signed by an officer of such Concordia Party certifying compliance with the terms of this Section 9 as of the Effective Date.

10.	Releases
The Parties agree that there shall be usual and customary releases in connection with the implementation of the Recapitalization Transaction under the CBCA Proceedings to be effective as of the Effective Date (the “Releases”) pursuant to the CBCA Plan and the Final Order. The Releases shall provide, inter alia, that Concordia and all of its direct and indirect subsidiaries, the Consenting Debtholders, the Trustees and Agents, and each of the foregoing Persons’ respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents (collectively, the “Released Parties”) shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of Released Party’s gross negligence, fraud or willful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Existing Equity, the Secured Debt, the Secured Debt Documents, the Unsecured Debt, the Unsecured Debt Documents, the Two Year Equity Bridge Credit and Guaranty Agreement, the Unsecured Debt Settlement, the Recapitalization Transaction, the CBCA Plan, the CBCA Proceedings, this Support Agreement, the Subscription Agreement and any of the transactions contemplated herein, and any other actions or matters related directly or indirectly to the foregoing, provided that the Released Parties shall not be released from or in respect of any of their respective obligations under this Support Agreement, the Subscription Agreement, the CBCA Plan, or any document ancillary to the foregoing.

11.	Superior Transaction

(a)
Except as otherwise expressly provided in this Section 11 or with the prior written consent of the Majority Initial Consenting Debtholders, the Concordia Parties shall not, and shall not cause or allow any other subsidiaries or affiliates, agents or representatives to, directly or indirectly, commence, consummate an agreement to commence, make, seek, solicit, assist, initiate, encourage, facilitate, propose, file, support, or initiate any discussions or negotiations regarding any alternative offer, restructuring, sale of assets, merger, workout, plan of arrangement or plan of reorganization other than the CBCA Plan.

26

(b)
Notwithstanding Section 11(a) or any other provision of this Support Agreement, to the extent the Company receives a bona fide unsolicited written proposal, it is permitted to negotiate and enter into a transaction (a “Superior Transaction”) in respect of any such proposal, if following receipt of legal and financial advice and after consulting with the Advisors, and having regard to the extent of Secured Debtholder and Unsecured Debtholder support that may exist for any such Superior Transaction and the requisite Secured Debtholder and Unsecured Debtholder approvals that would be required to implement such Superior Transaction, the Concordia Board determines that such proposal (a) would reasonably be expected to result in a transaction more favourable to the Company and its debtholders than the Recapitalization Transaction, (b) such Superior Transaction will provide that the Secured Debtholders shall, in respect of their Secured Debt, be repaid the principal amount of the Secured Debt in full in cash plus any accrued interest (at the default rate from the date of the Preliminary Interim Order), and any fees and expenses payable to them as part of the Recapitalization Transaction, and (c) such Superior Transaction will provide that the Unsecured Debtholders shall, in respect of their Unsecured Debt, receive consideration greater in value to that payable to them under the CBCA Plan and any fees and expenses payable to them as part of the Recapitalization Transaction. The Company shall, as soon as practicable, and in any event, within 48 hours, notify the Advisors (orally at first and then in writing) if it receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Superior Transaction, of such alternative inquiry, proposal or offer, including the identity of the Person making such inquiry, proposal or offer and the material terms and conditions thereof and copies of all material or substantive documents received in respect of, from or on behalf of any such Person. The Company shall keep the Advisors promptly and fully informed of the status of developments and discussions and negotiations with respect to such inquiry or offer, including any material changes, modifications or other amendments thereto.

(c)
If at any time following the execution of this Support Agreement and prior to the Final Order having been obtained, the Company receives a request for material non-public information, or to enter into discussions, from a Person that proposes to the Company an unsolicited bona fide written proposal that did not result from a breach of this Agreement (and which has not been withdrawn) and the Company determines, in good faith after consultation with its outside financial and legal advisors, that such proposal constitutes or could reasonably be expected to constitute or lead to a Superior Transaction (disregarding, for the purposes of such determination, any due diligence access condition to which such proposal is subject), then, and only in such case, the Company may:

(i)
provide the Person making such proposal with, or access to, information regarding the Company and its subsidiaries, but only to the extent that the Advisors had previously been, or are concurrently, provided with, or access to, the same information; and/or

27

(ii)	enter into, participate in, facilitate and maintain discussion or negotiations with, and otherwise cooperate with or assist, the Person making such proposal with respect to such proposal, if, and only if:

(iii)	the Company has entered into a confidentiality agreement on market terms that will preserve the confidentiality of information provided by the Company if the alternative proposal does not proceed; and

(iv)	the Company has been, and continues to be, in compliance in all material respects with this Section 11.

(d)
Prior to termination of this Support Agreement, including pursuant to Section 12, the Company shall not enter into any agreement with respect to a Superior Transaction other than the confidentiality agreement set out above.

12.	Termination

(a)
This Support Agreement (and, for certainty, any Joinder Agreement) may be terminated by the Majority Initial Consenting Secured Debtholders (provided that, the Secured Debt held by any Breaching Debtholders shall be excluded when determining whether the Majority Initial Consenting Secured Debtholders are entitled to terminate this Support Agreement pursuant to this Section 12(a)), in their sole discretion, by providing written notice to the Company in accordance with Section 17(s) hereof:

(i)	if the Company fails to meet any of the Milestones on or before the applicable dates set forth herein;

(ii)
if any Concordia Party publicly recommends, enters into a written agreement to pursue, or directly or indirectly proposes, supports, assists, solicits or files a motion or pleading seeking approval of, a Superior Transaction or breaches the terms of Section 11 herein;

(iii)
if any Concordia Party takes any action materially inconsistent with this Support Agreement or fails to comply with, or defaults in the performance or observance of, in all material respects, any term, condition, covenant or agreement set forth in this Support Agreement that, if capable of being cured, is not cured within three (3) Business Days after receipt of written notice of such failure or default;

(iv)
if any representation, warranty or acknowledgement of any Concordia Party made in this Support Agreement shall prove untrue in any material respect as of the date when made that, if capable of being cured, is not cured within three (3) Business Days after receipt of written notice of such failure or default;

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(v)
upon the issuance of any preliminary or final decision, order or decree by a Governmental Entity, the making of an application to any Governmental Entity, or the commencement of an action or investigation by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the CBCA Plan, which restrains, prohibits or materially impedes the Recapitalization Transaction or the CBCA Plan;

(vi)
if the CBCA Proceedings (other than to comply with Section 7 hereof) or the Alternative Implementation Process, as applicable, are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed with respect to any Concordia Party, unless such appointment is made with the prior written consent of the Majority Initial Consenting Debtholders;

(vii)
the amendment or modification of, the filing of a motion or pleading by any Concordia Party seeking to amend or modify, the Recapitalization Transaction Terms or the CBCA Plan or any material document or order relating thereto, unless such amendment, modification, or filing is acceptable to the Majority Initial Consenting Debtholders;

(viii)
if any Concordia Party files a motion or pleading seeking an order disallowing, subordinating, avoiding or recharacterizing claims or interests held by any Consenting Debtholder in respect of the Secured Debt;

(ix)
(i) any of the conditions set forth in Section 8 are not satisfied or waived by the Voting Deadline or (ii) any of the conditions set forth in Section 9 are not satisfied or waived by the Outside Date;

(x)	if any court of competent jurisdiction has entered a final non-appealable judgment or order declaring this Support Agreement or any material portion thereof to be unenforceable; or

(xi)	if the Recapitalization Transaction has not been completed and/or the CBCA Plan has not been implemented by the Outside Date, in each case unless the event giving rise to the termination right is waived or cured in accordance with the terms hereof.

(b)
This Support Agreement (and, for certainty, any Joinder Agreement) may be terminated by the Majority Initial Consenting Unsecured Debtholders (provided that, the Unsecured Debt held by any Breaching Debtholders shall be excluded when determining whether the Majority Initial Consenting Unsecured Debtholders are entitled to terminate this Support Agreement pursuant to this Section 12(b)), in their sole discretion, by providing written notice to the Company in accordance with Section 17(s) hereof:

(i)	if the Company fails to meet any of the Milestones on or before the applicable dates set forth herein;

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(ii)
if any Concordia Party publicly recommends, enters into a written agreement to pursue, or directly or indirectly proposes, supports, assists, solicits or files a motion or pleading seeking approval of, a Superior Transaction or breaches the terms of Section 11 herein;

(iii)
if any Concordia Party takes any action materially inconsistent with this Support Agreement or fails to comply with, or defaults in the performance or observance of, in all material respects, any term, condition, covenant or agreement set forth in this Support Agreement that, if capable of being cured, is not cured within three (3) Business Days after receipt of written notice of such failure or default;

(iv)
if any representation, warranty or acknowledgement of any Concordia Party made in this Support Agreement shall prove untrue in any material respect as of the date when made that, if capable of being cured, is not cured within three (3) Business Days after receipt of written notice of such failure or default;

(v)
upon the issuance of any preliminary or final decision, order or decree by a Governmental Entity, the making of an application to any Governmental Entity, or the commencement of an action or investigation by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the CBCA Plan, which restrains, prohibits or materially impedes the Recapitalization Transaction or the CBCA Plan;

(vi)
if the CBCA Proceedings (other than to comply with Section 7 hereof) or the Alternative Implementation Process, as applicable, are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed with respect to any Concordia Party, unless such appointment is made with the prior written consent of the Majority Initial Consenting Debtholders;

(vii)
the amendment or modification of, the filing of a motion or pleading by any Concordia Party seeking to amend or modify, the Recapitalization Transaction Terms or the CBCA Plan or any material document or order relating thereto, unless such amendment, modification, or filing is acceptable to the Majority Initial Consenting Debtholders;

(viii)
if any Concordia Party files a motion or pleading seeking an order disallowing, subordinating, avoiding or recharacterizing claims or interests held by any Consenting Debtholder in respect of the Unsecured Debt;

(ix)
(i) any of the conditions set forth in Section 8 are not satisfied or waived by the Voting Deadline or (ii) any of the conditions set forth in Section 9 are not satisfied or waived by the Outside Date;

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(x)	if any court of competent jurisdiction has entered a final non-appealable judgment or order declaring this Support Agreement or any material portion thereof to be unenforceable; or

(xi)	if the Recapitalization Transaction has not been completed and/or the CBCA Plan has not been implemented by the Outside Date, in each case unless the event giving rise to the termination right is waived or cured in accordance with the terms hereof.

(c)
This Support Agreement may be terminated by the Company on behalf of the Concordia Parties, by providing written notice to the Consenting Debtholders in accordance with Section 17(s) hereof, provided that the Company is not in default hereunder, upon the occurrence and continuation of any of the following events:

(i)	if at any time the Consenting Debtholders that are party to this Support Agreement hold in the aggregate less than 66 2/3% of the principal amount of outstanding Secured Debt;

(ii)	if at any time the Consenting Debtholders that are party to this Support Agreement hold in the aggregate less than 50% of the principal amount of outstanding Unsecured Debt;

(iii)	if Concordia enters into an agreement supporting a Superior Transaction as permitted under Section 11 hereof;

(iv)
upon the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the CBCA Plan, which restrains, impedes or prohibits the Recapitalization Transaction or the CBCA Plan; or

(v)	if the Recapitalization Transaction has not been completed and/or the CBCA Plan has not been implemented by the Outside Date.

(d)
This Support Agreement may be terminated by the Company on behalf of the Concordia Parties as to a breaching Consenting Debtholder (the “Breaching Debtholder”) only, by providing written notice to such Breaching Debtholder in accordance with Section 17(s) hereof, in exercise of its sole discretion and provided that the Concordia Parties are not in default hereunder, upon the occurrence and continuation of any of the following events:

(i)
if such Breaching Debtholder has taken any action inconsistent with this Support Agreement or failed to comply with, or defaulted in the performance or observance of, in all material respects, any term, condition, covenant or agreement set for in this Support Agreement that, if capable of being cured, is not cured within five (5) Business Days after receipt of written notice of such failure or default; or

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(ii)	any representation, warranty or acknowledgement of such Breaching Debtholder made in this Support Agreement shall prove untrue in any material respect as of the date when made, and the Breaching Debtholder shall thereupon no longer be a Consenting Debtholder.

(e)
In the event of any waiver, change, modification, or amendment to this Support Agreement that disparately and adversely affects the recoveries or treatment of such Consenting Debtholder compared to the recoveries or treatment set forth in the Term Sheet (other than in proportion to the amount of Relevant Debt or Relevant Shares held by such Consenting Debtholder), then any Consenting Debtholder that objects to such waiver, change, modification or amendment may, within five (5) Business Days of receiving notice of such waiver, change, modification or amendment, terminate such Consenting Debtholder’s obligations under this Support Agreement upon five (5) Business Days’ notice to the other Parties hereto and shall thereupon no longer be a Consenting Debtholder.

(f)	This Support Agreement may be terminated at any time by mutual written consent of the Company and the Majority Initial Consenting Debtholders.

(g)	This Support Agreement shall terminate automatically:

(i)	on the Effective Date upon implementation of the CBCA Plan;

(ii)
upon the commencement of a CCAA Proceeding without having obtained the prior written consent of each of the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties;

(iii)	on the date the Subscription Agreement ceases to be in full force and effect or has been terminated with respect to all parties thereto in accordance with its terms;

(iv)
on August 31, 2018, to the extent the CBCA Conditions have not been satisfied and the Company has not commenced the CCAA Proceedings or the Chapter 11 Process, in each case, in accordance with Section 7 herein; or

(v)
to the extent applicable, upon the failure to satisfy any Milestone set forth in Schedule F and Schedule G except to the extent any such Milestone has been waived or extended by the Majority Initial Consenting Debtholders and/or the Majority Consenting Private Placement Parties, as applicable.

(h)
The Concordia Parties hereby consent to the termination of this Support Agreement if terminated in accordance with Sections 12(a), 12(b) or 12(g) (except for 12(g)(i)) herein and hereby waive any application of the stay of proceedings granted in the CBCA Proceedings (or, for greater certainty, any stay of proceedings granted in the CCAA Proceedings or the automatic stay of

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proceedings in effect upon the filing of any Chapter 11 Process) on any such termination.

13.	Effect of Termination

(a)
Subject to paragraph 13(c) below, this Support Agreement, upon its termination, shall be of no further force and effect, and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings, covenants, and agreements under or related to this Support Agreement, and each Party shall have the rights and remedies that it would have had it not entered into this Support Agreement and shall be entitled to take all actions, whether with respect to the Recapitalization Transaction or otherwise, that it would have been entitled to take had it not entered into this Support Agreement. Upon the termination of this Support Agreement, any and all votes submitted in respect of the CBCA Plan will be deemed to be withdrawn and shall have no effect in any other restructuring proceeding involving the Concordia Parties.

(b)	Each Party shall be responsible and shall remain liable for any breach of this Support Agreement by such Party occurring prior to the termination of this Support Agreement.

(c)
Notwithstanding the termination of this Support Agreement pursuant to Section 12, the agreements and obligations of the Parties in Sections 5(i), 5(y) (solely with respect to any fees and expenses incurred on or prior to the date of such termination), 5(z), 14 and 17 hereof shall survive such termination and shall continue in full force and effect for the benefit of the Parties in accordance with the terms hereof. Upon the occurrence of any termination of this Support Agreement, any and all votes, consents and proxies tendered by any Consenting Debtholder prior to such termination shall be deemed, for all purposes, to be withdrawn, and null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Recapitalization Transaction, this Support Agreement, an Alternative Implementation Process, or otherwise.

14.	Confidentiality
Notwithstanding anything to the contrary in this Support Agreement, no information with respect to the principal amount of Relevant Secured Debt or Relevant Unsecured Debt or the number of Relevant Shares held or managed by any individual Consenting Debtholder or the identity of any individual Consenting Debtholder shall be disclosed by the Company or any of its direct or indirect subsidiaries or affiliates, without the prior written consent of each such Consenting Debtholder, provided, however, that such information may be disclosed: (A) to the directors, executives, senior management, auditors, employees, financial advisors and legal advisors (collectively, its “Representatives”) of the Company and its affiliates, provided that each such Representative (i) needs to know such information for purposes of the Recapitalization Transaction, (ii) is informed of this confidentiality provision and the confidential nature

33

of such information, and (iii) agrees to act in accordance with the terms of this confidentiality provision; and (B) in response to, and to the extent required (as determined by the Company following advice of the Company’s legal counsel) by applicable Law, by any stock exchange rules on which its securities or those of any of its affiliates are traded, by any Governmental Entity or by any subpoena or other legal process, including, without limitation, by any court of competent jurisdiction or applicable rules, regulations or procedures of a court of competent jurisdiction; provided that, if it or any of its Representatives is required to disclose the identity or specific holdings of the Consenting Debtholder in the manner set out in the preceding sentence, the Company shall provide the applicable Consenting Debtholder with prompt written notice of any such requirement (including a written copy of the proposed disclosure), to the extent legally permissible, and the Company shall reasonably cooperate with such Consenting Debtholder (at such Consenting Debtholder’s sole expense) in seeking a protective order or other appropriate remedy or waiver of compliance with such requirement; provided further that: (x) the principal amount of Relevant Secured Debt, Relevant Unsecured Debt and the number of Relevant Shares held collectively by all Consenting Debtholders in the aggregate from time to time may be set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Company, all in form and substance satisfactory to the Company and the Majority Initial Consenting Debtholders, each acting reasonably, (y) the Company may disclose the identity of a Consenting Debtholder in any action to enforce the Term Sheet and/or this Support Agreement against such Consenting Debtholder (and only to the extent necessary to enforce the Term Sheet and/or this Support Agreement against such Consenting Debtholder), and (z) the Company may disclose in any of its proxy circulars the identity of, and number of Relevant Shares held by, a Consenting Debtholder that holds 10% of more of the Existing Shares to the extent required by applicable securities laws (as determined by the Company following advice of the Company’s legal counsel and in consultation with the Advisors).

15.	Further Assurances

(a)
Subject to the terms and conditions of this Support Agreement, each Party shall take all such actions as are commercially reasonable, deliver to the other Parties such further information and documents and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Support Agreement, to accomplish the purpose of this Support Agreement or to assure to the other Party the benefits of this Support Agreement, including, the consummation of the Recapitalization Transaction in all cases at the expense of the Concordia Parties.

(b)
Each Party hereby agrees to execute any authorization or direction reasonably required by any trustee or agent under any Secured Debt Document or Unsecured Debt Document in order for such trustee or agent to release the guarantees and security granted by any Concordia Party under such Secured Debt Document or Unsecured Debt Document; provided that, such authorization or direction is in form and substance satisfactory to the Company and the Majority Initial

34

Consenting Debtholders, each acting reasonably; and provided further that, no Consenting Debtholder shall be required to grant any indemnity in connection with any such authorization or direction.

16.	Public Announcements
All public announcements made in respect of the Recapitalization Transaction shall be made solely by the Company, provided that such public announcements shall be in form and substance acceptable to the Majority Initial Consenting Debtholders and the Company, each acting reasonably. Notwithstanding the foregoing, nothing herein shall prevent a party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable Law.

17.	Miscellaneous

(a)
Notwithstanding anything herein to the contrary, this Support Agreement applies only to each Consenting Debtholder’s Relevant Debt and Relevant Shares (including any Additional Debt and Additional Shares in accordance with Section 4(h) hereof) and to each Consenting Debtholder solely with respect to its legal and/or beneficial ownership of, or its investment and voting discretion over, its Relevant Debt and Relevant Shares (including any Additional Debt and Additional Shares in accordance with Section 4(h) hereof), and not, for greater certainty, to any securities, loans or obligations that may be held by any client of such Consenting Debtholder whose funds or accounts are managed by such Consenting Debtholder where those funds or accounts are not otherwise subject to this Support Agreement (including, for greater certainty, where such funds or accounts become subject pursuant to any Transfer permitted under Section 4(b)(i)) hereof and, without limiting the generality of the foregoing, shall not apply to:

(i)
any securities, loans or other obligations that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within, or fund, account of, a Consenting Debtholder or any affiliated entity of such Consenting Debtholder: (A) that has not been involved in and is not acting at the direction of or with knowledge of the Company’s affairs provided by any Person involved in the Recapitalization Transaction discussions; (B) that is on the other side of an information firewall with respect to the officers, partners and employees of such Consenting Debtholder who have been working on the Recapitalization Transaction and is not acting at the direction of or with knowledge of the Company’s affairs provided by any officers, partners and employees of such Consenting Debtholder who have been working on the Recapitalization Transaction or (C) disclosed by such Consenting Debtholder to the Company in writing on or prior to the date of this Support Agreement;

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(ii)	any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Debtholder, including accounts or funds managed by the Consenting Debtholder; or

(iii)	any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Debtholder that are not managed or administered by the Consenting Debtholder.

(b)
Subject to Section 17(a) hereof, nothing in this Support Agreement is intended to preclude a Consenting Debtholder from engaging in any securities transactions, subject to (i) compliance with applicable securities Laws and (ii) the agreements set forth herein with respect to the Consenting Debtholder’s Relevant Debt or Relevant Shares.

(c)	The headings in this Support Agreement are for reference only and shall not affect the meaning or interpretation of this Support Agreement.

(d)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(e)
This Support Agreement (including the Term Sheet and the other schedules attached to this Support Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof; provided, however, that this Support Agreement does not alter or supersede any confidentiality or non-disclosure agreement between the Company and any of the Consenting Debtholders and/or their Advisors. No prior history, pattern or practice of sharing confidences among or between the Parties shall in any way affect or negate this understanding and agreement.

(f)
Unless as expressly otherwise set forth herein, this Support Agreement may be modified, amended, waived or supplemented as to any matter in writing (which may include e-mail) by the Company (on behalf of the Concordia Parties) and the Majority Initial Consenting Debtholders; provided that (a) any modification, amendment, waiver or change to the terms of this Section 17(f) shall require the prior written consent of each Consenting Debtholder; (b) any modification, amendment, waiver, or change to the definition of “Consenting Debtholder” shall require the prior written consent of each Consenting Debtholder; (c) any modification, amendment, waiver or change to the definition of “Majority Initial Consenting Unsecured Debtholder” shall require the prior written consent of each Initial Consenting Unsecured Debtholder; (d) any modification, amendment, waiver or change to the definition of “Majority Initial Consenting Secured Debtholder” shall require the prior written consent of each Initial Consenting Secured Debtholder; (e) any modification, amendment, waiver or change to the definition of “Majority Initial Consenting Debtholder” shall require the prior written consent of each Initial Consenting Secured Debtholder and each Initial

36

Consenting Unsecured Debtholder; (f) any modification, amendment, waiver or change to the definition of “Majority Consenting Private Placement Parties” shall require the prior written consent of each Private Placement Party; and (g) any modification, amendment, waiver or change to (i) the amount of the Obligations in respect of the Swap Agreement, (ii) Section 5(z) or (iii) the treatment of the Secured Debtholder Claims in respect of the Swap Agreement (if different than the treatment afforded to other Secured Debtholder Claims) shall require the prior written consent of the Secured Swap Lender.

(g)
No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(h)
The Concordia Parties shall be entitled to rely on written confirmation (which may include email) from the Advisors, on behalf of the Consenting Debtholders that they represent, that the Majority Initial Consenting Debtholders have agreed, waived, consented to or approved a particular matter pursuant to this Support Agreement. The Consenting Debtholders shall be entitled to rely on written confirmation from Goodmans LLP (which may include email) that the Company has agreed, waived, consented to or approved a particular matter pursuant to this Support Agreement.

(i)
No Party shall have any responsibility by virtue of this Support Agreement for any trading by any other entity. No prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this Support Agreement.

(j)
The Parties hereto acknowledge that this Support Agreement does not constitute an agreement, arrangement, or understanding with respect to acting together for the purpose of acquiring, holding, voting, or disposing of any equity securities of Concordia and the Consenting Debtholders do not constitute a “group” within the meaning of Rule 13d-5 under the U.S. Securities Exchange Act of 1934, as amended. Nothing contained herein or in any agreement contemplated hereby and no action taken by any Consenting Debtholder pursuant to this Support Agreement shall be deemed to constitute or to create a presumption by any of the Parties that the Consenting Debtholders are in any way acting in concert or as a “group” (or a joint venture, partnership or association), and no Concordia Party will assert any such claim with respect to such obligations or the transactions contemplated by this Support Agreement, and each Concordia Party acknowledges that none of the Consenting Debtholders are acting in concert or as a group with respect to such obligations or the transactions contemplated by this Support Agreement. Each Concordia Party acknowledges and each Consenting Debtholder confirms that it has independently participated in the negotiation of the transactions contemplated under this Support Agreement with the advice of counsel and advisors. For the avoidance of doubt, the Concordia Parties make this acknowledgement in connection with any actions taken by the Consenting

37

Debtholders in furtherance of the Recapitalization Transaction, including the negotiation of the Definitive Documentation.

(k)
In connection with any matter requiring approval, agreement, consent, waiver, request or other action of the Majority Initial Consenting Debtholders, the Majority Initial Consenting Secured Debtholders, or the Majority Initial Consenting Unsecured Debtholders under this Support Agreement, there is no requirement or obligation that such Parties agree among themselves with respect thereto and there is no agreement among such Parties with respect thereto. In connection with any such approval, agreement, consent, waiver, request or other action of the Majority Initial Consenting Debtholders, the Majority Initial Consenting Secured Debtholders, or the Majority Initial Consenting Unsecured Debtholders, each Party may, through its Advisors, confirm such approval, agreement, consent, waiver, request or other action. In connection with an approval, agreement, consent or waiver of the Majority Initial Consenting Debtholders, the Majority Initial Consenting Secured Debtholders, or the Majority Initial Consenting Unsecured Debtholders hereunder, Concordia will solicit such approval, agreement, consent or waiver independently from each Party or its Advisors.

(l)
It is understood and agreed that none of the Consenting Debtholders has any duty of trust or confidence in any form with any other Party or any creditors or other stakeholders of any Concordia Party and, except as expressly provided in this Support Agreement, there are no agreements, commitments or undertakings by, among or between any of them with respect to the subject matter hereof.

(m)
Any date, time or period referred to in this Support Agreement shall be of the essence except to the extent to which the Company (on behalf of the Concordia Parties) and the Majority Initial Consenting Debtholders agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(n)	The agreements, representations and obligations of the Consenting Debtholders under this Support Agreement are, in all respects, several and not joint and several.

(o)
This Support Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and all actions or proceedings arising out of or relating to this Support Agreement shall be heard and determined exclusively in the courts of the Province of Ontario (except in the event that the Chapter 11 Process are commenced in accordance with Section 7, in which case the Bankruptcy Court shall have non-exclusive jurisdiction to hear all such actions or proceedings).

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(p)
It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Support Agreement and each non-breaching Party shall be entitled, in addition to any other remedy that may be available under applicable law, to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of such obligations, without the necessity of proving the inadequacy of money damages as a remedy. Each Party hereby waives any requirement for the security or posting of any bond in connection with such remedies.

(q)
Unless expressly stated otherwise herein, this Support Agreement is intended to solely bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors, administrators and representatives. No other person or entity shall be a third party beneficiary hereof.

(r)
Except as otherwise set forth in Section 4(b), no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Support Agreement without the prior written consent of the other Parties hereto.

(s)
All notices, requests, consents and other communications hereunder to any Party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by facsimile, internationally-recognized overnight courier or email. All notices required or permitted hereunder shall be deemed effectively given: (i) upon personal delivery to the Party to be notified, (ii) when sent by facsimile or email if sent during normal business hours of the recipient, if not, then on the next Business Day of the recipient; or (iii) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All deliveries required or permitted hereunder shall be deemed effectively made: (A) upon personal delivery to the Party receiving the delivery; (B) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt; or (C) upon receipt of delivery in accordance with instructions given by the Party receiving the delivery. Any Party may change the address to which notice should be given to such Party by providing written notice to the other Parties hereto of such change. The address, facsimile and email for each of the Parties shall be as follows:

(i)	If to the Company or the Concordia Parties at:
Concordia International Corp.
c/o Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7

Attention:	Robert J. Chadwick, Brendan O’Neill and Caroline Descours

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Facsimile:     416.979.1234

Email:	rchadwick@goodmans.ca
boneill@goodmans.ca
cdescours@goodmans.ca

with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, 10036-6522

Attention:	Paul D. Leake, Shana A. Elberg and Carl T. Tullson
Facsimile:    212.735.2000

Email:	paul.leake@skadden.com shana.elberg@skadden.com carl.tullson@skadden.com

(ii)	If to one or more of the Initial Consenting Secured Debtholders at:
The address set forth for each applicable Initial Consenting Secured Debtholder on its signature page to this Support Agreement, with a required copy (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP
100 King Street West, Suite 6200
Toronto, Ontario
M5X 1B8

Attention:	Marc Wasserman, Michael De Lellis and Martino Calvaruso
Facsimile:     416.862.6666
Email:         mwasserman@osler.com
mdelellis@osler.com
mcalvaruso@osler.com

with a copy to:
White & Case LLP
5 Old Broad Street
London, UK
EC2N 1DW

Attention:	Christian Pilkington and Ben Davies

Facsimile:	+44 20 7532 1001

Email:	cpilkington@whitecase.com
bdavies@whitecase.com

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and

1221 Avenue of the Americas
New York, NY
10020

Attention:	Thomas E Lauria and Harrison Denman

Facsimile:	212.354.8113

Email:	tlauria@whitecase.com

hdenman@whitecase.com

(iii)	If to one or more of the Initial Consenting Unsecured Debtholders at:
The address set forth for each applicable Initial Consenting Unsecured Debtholder on its signature page to this Support Agreement, with a required copy (which shall not be deemed notice) to:

Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 130
Toronto, ON
M5X 1A4

Attention:     Kevin Zych and Sean Zweig
Facsimile:     416.863.1716
Email:         zychk@bennettjones.com
zweigs@bennettjones.com

with a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY
10019-6064

Attention:	Andrew N. Rosenberg and Jacob A. Adlerstein

Facsimile:	212.492.0142

Email:	arosenberg@paulweiss.com
jadlerstein@paulweiss.com

and with a copy to:

Ashurst LLP
5 Appold Street
London, UK
EC2A 2AG

Attention:     Giles Boothman and Amrit Khosa

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Facsimile:    +44.20.7638.1112
Email:        giles.boothman@ashurst.com
amrit.khosa@ashurst.com

(t)
If any term, provision, covenant or restriction of this Support Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions, including terms, covenants and restrictions, of this Support Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Support Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(u)
Except as explicitly provided for herein, and notwithstanding any termination of this Support Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of any Consenting Debtholder or any Concordia Party to protect and preserve its rights, remedies and interests (including, with respect to the Consenting Debtholders, their claims against the Concordia Parties), and each Party fully reserves any and all of its rights. Nothing herein shall be deemed an admission of any kind.

(v)	This Support Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.
[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, each of the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

CONCORDIA INTERNATIONAL CORP.
Per:	(signed) “David Price”
Name: David Price
Title: Chief Financial Officer

CONCORDIA HEALTHCARE (CANADA) LIMITED
Per:	(signed) “David Price”
Name: David Price
Title: Director

CONCORDIA INVESTMENTS (JERSEY) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

CONCORDIA FINANCING (JERSEY) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

CONCORDIA PHARMACEUTICALS INC., S.A R.L
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

Signature Page to Support Agreement

CONCORDIA LABORATORIES INC., S.A R.L
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

AMDIPHARM HOLDINGS S.A R.L
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

AMDIPHARM AG
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

AMDIPHARM B.V.
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

AMDIPHARM LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

AMDIPHARM MERCURY HOLDCO UK LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

Signature Page to Support Agreement

AMDIPHARM MERCURY UK LTD
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

CONCORDIA HOLDINGS (JERSEY) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

AMDIPHARM MERCURY INTERNATIONAL LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

MERCURY PHARMA GROUP LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

CONCORDIA INTERNATIONAL RX (UK) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

Signature Page to Support Agreement

ABCUR AB
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

MERCURY PHARMACEUTICALS LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

FOCUS PHARMA HOLDINGS LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

FOCUS PHARMACEUTICALS LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

MERCURY PHARMA (GENERICS) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

MERCURY PHARMACEUTICALS (IRELAND) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

Signature Page to Support Agreement

MERCURY PHARMA INTERNATIONAL LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

Signature Page to Support Agreement

IN WITNESS WHEREOF, the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Consenting Debtholder:	[Redacted in accordance with Section 14 of this Support Agreement]
	By:	[Redacted]
Name:
Title:

Jurisdiction of residence for legal purposes:		[Redacted]
Email:		[Redacted]
Address:		[Redacted]

Debt Documents	Principal Amount	Custodian or DTC Participant, if applicable
Term Loan Facilities issued October 21, 2015	[Redacted]	[Redacted]
Extended Bridge Loans issued October 21, 2015	[Redacted]	[Redacted]
7.00% Senior Unsecured Notes due 2023	[Redacted]	[Redacted]
9.50% Senior Unsecured Notes due 2022	[Redacted]	[Redacted]
9.00% First Lien Senior Secured Notes due 2022	[Redacted]	[Redacted]
Swap Agreement	[Redacted]	[Redacted]

Common Shares	Number of Shares	Custodian or DTC Participant, if applicable
[Redacted]	[Redacted]	[Redacted]

Signature Page to Support Agreement

SCHEDULE A
Subsidiary Guarantors

Concordia Investments (Jersey) Limited
Concordia Financing (Jersey) Limited
Concordia Pharmaceuticals Inc., S.a R.L
Concordia Laboratories Inc., S.a R.L
Amdipharm Holdings S.A R.L
Amdipharm AG
Amdipharm B.V.
Amdipharm Limited
Amdipharm Mercury Holdco UK Limited
Amdipharm Mercury UK Ltd
Concordia Holdings (Jersey) Limited
Amdipharm Mercury International Limited
Concordia Investment Holdings (UK) Limited
Mercury Pharma Group Limited
Concordia International Rx (UK) Limited
Abcur AB
Mercury Pharmaceuticals Limited
Focus Pharma Holdings Limited
Focus Pharmaceuticals Limited
Mercury Pharma (Generics) Limited
Mercury Pharmaceuticals (Ireland) Limited
Mercury Pharma International Limited

SCHEDULE B
DEFINITIONS

“7.00% Unsecured Notes Indenture” means the Indenture for 7.00% Senior Unsecured Notes dated April 21, 2015 by and among Concordia, the guarantors party thereto, and the 7.00% Unsecured Notes Trustee, as amended, modified and/or supplemented from time to time.

“7.00% Unsecured Notes Trustee” means U.S. Bank National Association, in its capacity as trustee under the 7.00% Unsecured Notes Indenture, and any successor thereof.

“9.50% Unsecured Notes” means the 9.50% Unsecured Notes due 2022 issued under the 9.50% Unsecured Notes Indenture.

“9.50% Unsecured Notes Indenture” means the Indenture for 9.50% Senior Unsecured Notes dated October 21, 2015 by and among Concordia, the guarantors party thereto, and the 9.50% Unsecured Notes Trustee, as amended, modified and/or supplemented from time to time.

“9.50% Unsecured Notes Trustee” means U.S. Bank National Association, in its capacity as trustee under the 9.50% Unsecured Notes Indenture, and any successor thereof.

“Additional Cash Amount” has the meaning given to it in the Term Sheet.

“Additional Debt” has the meaning given to it in Section 4(h).

“Additional Shares” has the meaning given to it in Section 4(h).

“Advisors” means, collectively, (i) the Initial Consenting Secured Debtholders Advisors and (ii) the Initial Consenting Unsecured Debtholders Advisors.

“Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agents” has the meaning given to it in the Term Sheet.

“Alternative Implementation Process” and “Alternative Implementation Processes” has the meaning given to it in Section 7(b).

“Anti-Corruption Laws” means all applicable laws, rules, and regulations of any applicable jurisdiction from time to time relating to anti-bribery, anti-corruption, or improper payments, including the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, and the Corruption of Foreign Public Officials Act (Canada).

“Bankruptcy Court” means United States Bankruptcy Court for the Southern District of New York.

“Bonus Payments” means all bonus payments, retention payments, incentive compensation payments, service award payments, or other similar payments payable by any of Concordia or any of its direct and indirect subsidiaries or affiliates to any of Concordia’s or its direct and indirect subsidiaries’ or affiliates’ current or past directors, officers, employees or senior managers, in connection with the transactions contemplated by this Support Agreement or otherwise.

“Breaching Debtholder” has the meaning given to it in Section 12(d).

“Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday, on which banks are open for business in Toronto, Ontario.

“Canadian Securities Commissions” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces of Canada.

“Canadian Securities Laws” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces of Canada, and the respective regulations and rules made under those securities laws together with all applicable policy statements, instruments, blanket orders and rulings of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Support Agreement together with applicable published policy statements of the Canadian Securities Administrators, as the context may require.

“Cash Pay-down” has the meaning given to it in the Term Sheet.

“CBCA” has the meaning given to it in the preamble hereto.

“CBCA Conditions” means that (a) the Shareholder Approval shall have been obtained, or the Ontario Court shall approve the CBCA Plan pursuant to sub-paragraph (b) below, notwithstanding that the Shareholder Approval has not been obtained, provided that such approval by the Ontario Court does not result in (x) a change to the economics of the CBCA Plan or the consideration payable to the Secured Debtholders and the Unsecured Debtholders pursuant to the CBCA Plan, or (y) the loss of Concordia’s listing on the TSX or such other recognized securities exchange as may be acceptable to Concordia and the Majority Consenting Private Placement Parties; and (b) the CBCA Plan shall have been approved by the Ontario Court pursuant to the Final Order by no later than August 17, 2018, and the Final Order shall include the Existing Equity Claims Relief or the Equity Claims relating to the period prior to the Effective Date shall have otherwise been addressed in a manner satisfactory to Concordia and the Majority Consenting Private Placement Parties by no later than August 17, 2018 (or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably).

“CBCA Plan” has the meaning given to it in the preamble hereto.

“CBCA Proceedings” has the meaning given to it in the preamble hereto.

“CCAA” means the Companies’ Creditors Arrangement Act (Canada).

“CCAA Plan” means a plan of compromise and arrangement under the CCAA.

“CCAA Proceedings” has the meaning given to it in the Term Sheet.

“Chapter 11” means Chapter 11 of Title 11 of the United States Code.

“Chapter 11 Plan” means a restructuring plan of reorganization under Chapter 11.

“Chapter 11 Process” has the meaning given to it in the Term Sheet.

“CHCL” has the meaning given to it in the preamble hereto.

“Company” has the meaning given to it in the preamble hereto.

“Concordia” has the meaning given to it in the preamble hereto.

“Concordia Board” means the board of directors of Concordia.

“Concordia Parties” has the meaning given to it in the preamble hereto.

“Consenting Debtholders” means, collectively, the Consenting Secured Debtholders and the Consenting Unsecured Debtholders.

“Consenting Secured Debtholders” means the Secured Debtholders that have executed and remain, at the relevant time, subject to this Support Agreement or a Joinder Agreement hereto.

“Consenting Unsecured Debtholders” means the Unsecured Debtholders that have executed and remain, at the relevant time, subject to this Support Agreement or a Joinder Agreement hereto.

“Contracts” means all agreements, contracts, leases (whether for real or personal property), purchase orders, undertakings, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, obligations and commitments to which a Person is a party or by which a Person or any of its assets are bound or affected, whether written or oral.

“Court” means the Ontario Court or the Bankruptcy Court, as applicable.

“Definitive Documents” means all definitive agreements, court materials and other material documents in connection with the Recapitalization Transaction and the CBCA Proceedings

and/or an Alternative Implementation Process (as applicable) and any and all amendments, modifications or supplements relating to any of the foregoing, including, without limitation and as applicable, this Support Agreement, the Subscription Agreement, the Governance Agreement, the CBCA Plan, the Interim Order, the Final Order, the order containing the Existing Equity Claims Relief, the New Senior Secured Debt, and all material applications, motions, pleadings, orders, rulings and other documents filed by the Company with the Court in the CBCA Proceedings or an Alternative Implementation Process (as applicable), the Information Circular and any other material documentation required in connection with the meetings of the Secured Debtholders and the Unsecured Debtholders, and if required, shareholders and all other material transaction documents relating to the Recapitalization Transaction and the CBCA Plan (including any new (or amended) articles of incorporation, by-laws and other constating documents of the Company).

“Designated Offshore Securities Market” has the meaning given to that term in Rule 902 of Regulation S.

“Disclosure Letter” means the disclosure letter delivered by the Company to the Consenting Debtholders concurrently with the execution of this Support Agreement.

“Disclosure Statement” has the meaning given to it in Schedule G.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval System.

“Effective Date” means the date on which the Recapitalization Transaction is implemented pursuant to the CBCA Plan, or, if an Alternative Implementation Process is commenced in accordance with Section 7, the date as specified in Schedule F or Schedule G, as applicable.

“Effective Time” means the effective time of the CBCA Plan on the Effective Date.

“Equity Claim” means an equity claim (as defined in section 2(1) of the CCAA) in respect of Concordia.

“Existing Equity” means all Existing Shares and all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor.

“Existing Equity Claims Relief” has the meaning given to it in the Term Sheet.

“Existing Shares” means all existing common shares of Concordia on the Effective Date immediately prior the implementation of the Recapitalization Transaction.

“Existing Shares Dilution” has the meaning given to it in the Term Sheet.

“Export Controls” means all applicable laws, rules and regulations of any applicable jurisdiction controlling export and re-export of items, including the U.S. Export Administration Regulations and EU Dual-Use Regulation (Council Regulation 428/2009, as amended), including related UK and EU Member State laws, rules and regulations.

“Final Order” means a final order of the Court pursuant to the CBCA that, inter alia, approves the CBCA Plan.

“Governance Agreement” means that certain agreement among the Company and the Private Placement Parties with respect to certain governance matters and registration rights.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Indemnified Party” has the meaning given to it in Section 5(i).

“Information” means all information set forth or incorporated in Concordia’s public disclosure documents filed on SEDAR since January 1, 2017 and publicly available prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosures of risks or other matters included in any “forward-looking statements”, disclaimers or other statements that are cautionary, predictive or forward-looking in nature).

“Information Circular” means the notice of the meetings of Secured Debtholders, Unsecured Debtholders and shareholders for purposes of voting on the CBCA Plan, and accompanying management information circular in respect of the CBCA Plan, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent by the Company to securityholders in connection with the Recapitalization Transaction and the CBCA Plan, which Information Circular shall include the pre-packaged Chapter 11 plan of reorganization.

“Initial Consenting Debtholders” means, collectively, the Initial Consenting Secured Debtholders and the Initial Consenting Unsecured Debtholders.

“Initial Consenting Secured Debtholders” means, collectively, the Consenting Secured Debtholders that executed this Support Agreement on May 1, 2018 and are represented by the Initial Consenting Secured Debtholders Advisors as of the date hereof.

“Initial Consenting Secured Debtholders Advisors” means, collectively, Osler, Hoskin & Harcourt LLP and White & Case LLP, as legal advisors, Houlihan Lokey Capital, Inc., as financial advisor, Deloitte LLP, as tax advisor, to the Initial Consenting Secured Debtholders.

“Initial Consenting Unsecured Debtholders” means, collectively, the Consenting Unsecured Debtholders that executed this Support Agreement on May 1, 2018 and are represented by the Initial Consenting Unsecured Debtholders Advisors as of the date hereof.

“Initial Consenting Unsecured Debtholders Advisors” means, collectively, Paul, Weiss Rifkind, Wharton & Garrison LLP, Bennett Jones LLP, and Ashurst LLP, as legal advisors, and Greenhill & Co., LLC, as financial advisor, to the Initial Consenting Unsecured Debtholders.

“Insurance Policies” means, collectively, the current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workplace safety and insurance, workers compensation, vehicle, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Concordia Parties, including any insurance policies of Concordia available to pay insured claims in respect of Concordia or its current or former directors and officers.

“Interim Order” means an interim order of the Ontario Court pursuant to the CBCA that, inter alia, approves the calling for separate meetings of the Secured Debtholders and the Unsecured Debtholders, and if required, shareholders, to consider and vote on the CBCA Plan.

“Joinder Agreement” means a joinder agreement, in the form appended hereto at Schedule E, pursuant to which a Secured Debtholder or Unsecured Debtholder agrees, among other things, to be bound by and subject to the terms of this Support Agreement and thereby may become Consenting Debtholder.

“Key Personnel” means, collectively (i) members of senior management, including senior executive officers, of each Concordia Party and each of their direct and indirect subsidiaries or affiliates, (ii) members of the board of directors of each Concordia Party and each of their direct and indirect subsidiaries or affiliates, and (iii) the other officers or employees of each Concordia Party and each of their direct and indirect subsidiaries or affiliates earning a salary of $200,000 or more per annum.

“Knowledge of the Company” and similar phrases means the knowledge of any of the Chief Executive Officer of Concordia, the Chief Financial Officer of Concordia and the Chief Legal Officer and Secretary of Concordia after having made reasonable inquiry of appropriate and relevant internal persons at the applicable Concordia Parties, and any applicable documentation (which for greater certainty shall exclude this Support Agreement), and shall include the knowledge that such Persons would reasonably be expected to have if such reasonable inquiries were made.

“Law” or “Laws” means any law, statute, constitution, treaty, convention, code, injunction, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, the European Union and its Member States, or the United Kingdom, or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.

“Majority Consenting Private Placement Parties” has the meaning given to it in the Term Sheet.

“Majority Initial Consenting Debtholders” means, each of (i) the Majority Initial Consenting Secured Debtholders and (ii) the Majority Initial Consenting Unsecured Debtholders.

“Majority Initial Consenting Secured Debtholders” means, collectively, Initial Consenting Secured Debtholders holding in aggregate not less than half (50%) of the aggregate principal amount of Secured Debt held by all Initial Consenting Secured Debtholders.

“Majority Initial Consenting Unsecured Debtholders” means, collectively, Initial Consenting Unsecured Debtholders holding in aggregate not less than half (50%) of the aggregate principal amount of Unsecured Debt held by all Initial Consenting Unsecured Debtholders.

“Management Incentive Plan” means the new management incentive plan to be entered into in connection with the CBCA Plan, on such terms as agreed to among the Company and the Majority Initial Consenting Debtholders.

“Material Adverse Change” means any event, change, circumstance or effect occurring up to and including the closing of the Recapitalization Transaction that would reasonably be expected to be or become, individually or in the aggregate, materially adverse to the Company and its subsidiaries (taken as a whole), or which would materially impair the Company’s ability to perform its obligations under this Support Agreement or have a materially adverse effect on or prevent or materially delay the consummation of the transactions contemplated by this Support Agreement, provided that none of the following shall constitute a Material Adverse Change: (a) any change in applicable accounting standards; (b) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (c) any change affecting any of the industries in which the Company operates, including changes in exchange rates or commodity prices; (d) any natural disaster; (e) any change resulting from the execution, announcement, or performance of the Term Sheet, this Support Agreement, the CBCA Plan or any other related agreement and the consummation of the Recapitalization Transaction; (f) any change in the market price or trading volume of any securities of the Company or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade, or the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the underlying facts giving rise to or contributing to such change or failure may be taken into account in determining whether there has been a Material Adverse Change); or (g) any action taken by the Company in accordance with the CBCA Proceedings, Term Sheet, this Support Agreement or the CBCA Plan except in the cases of clauses (b), (c) or (d), to the extent that the Company, taken as a whole, is disproportionately affected as compared with other participants in the industries in which the Company operates.

“Material Contract” means each Contract and other instrument or document (including any amendment to any of the foregoing) of the Company or any of its direct or indirect subsidiaries or affiliates:

i.	with any of the Key Personnel or with any affiliate of the Company or any of its direct or indirect subsidiaries or affiliates;

ii.
that in any way purports to materially restrict the business activity of the Company or any of its direct or indirect subsidiaries or affiliates or to limit the freedom of the Company or any of its direct or indirect subsidiaries or affiliates to engage in any line of business or to compete with any Person or in any geographic area or to hire or retain any Person in any material respect;

iii.	that is material to the businesses of the Company and its direct or indirect subsidiaries, taken as a whole; and

iv.	any other Contract, if a breach of such Contract could reasonably be expected to result in a Material Adverse Change.
“Milestones” means those milestones set forth in Section 5(c) hereof or the timelines applicable to an Alternative Implementation Process in accordance with Section 7 as set forth in Schedule F and Schedule G (as the same may be amended pursuant to the terms of this Support Agreement).
“MIP Dilution” has the meaning given to it in the Term Sheet.

“New Common Shares” has the meaning given to it in Section 9(c)(xi).
“New Senior Secured Debt” means, collectively, the New Senior Secured Term Loan and the New Senior Secured Notes.

“New Senior Secured Notes” has the meaning given to it in the Term Sheet.

“New Senior Secured Term Loan” has the meaning given to it in the Term Sheet.

“Obligations” has the meaning given to it in the Term Sheet.

“Ontario Court” has the meaning given to it in the preamble hereto.

“Outside Date” means: (i) in respect of the CBCA Proceedings, September 30, 2018; (ii) in respect of the CCAA Proceedings commenced in accordance with Section 7, on a date agreed to by the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion, or (iii) in respect of the Chapter 11 Process commenced in accordance with Section 7, 90 days after the Petition Date, each as applicable, or, in any case, such other date as the Company and the Majority Initial Consenting Debtholders may agree.

“Party” or “Parties” has the meaning given to it in the preamble hereto.

“Person” means an individual, a corporation, a partnership, a limited liability company, organization, trustee, executor, administrator, a trust, an unincorporated association, a

Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Petition Date” has the meaning given to in Schedule G.

“Preliminary Interim Order” means the Preliminary Interim Order granted by the Ontario Court on October 20, 2017 in the CBCA Proceedings, as may be amended by the Ontario Court.

“Private Placement Commitments” has the meaning given to it in the Term Sheet.

“Private Placement Parties” has the meaning given to it in the Term Sheet.

“Private Placement Shares” has the meaning given to it in the Term Sheet.

“Pro-Rata Share” has the meaning given to it in the Term Sheet.

“Recapitalization Transaction” has the meaning given to it in the preamble hereto.

“Recapitalization Transaction Terms” has the meaning given to it in the preamble hereto.

“Regulation S” means Regulation S as promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

“Released Parties” has the meaning given to it in Section 10.

“Releases” has the meaning given to it in Section 10.

“Relevant Debt” means, collectively, all Relevant Secured Debt, Total Secured Debt, Relevant Unsecured Debt and/or Total Unsecured Debt held by a Consenting Debtholder.

“Relevant Secured Debt” has the meaning given to it in Section 2(a)(i).

“Relevant Shares” has the meaning given to it in Section 2(a)(iii).

“Relevant Unsecured Debt” has the meaning given to it in Section 2(a)(ii).

“Representatives” has the meaning given to it in Section 14.

“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or by the United Nations Security Council, the

Canadian government, the European Union, any European Union Member State, or Her Majesty’s Treasury of the United Kingdom, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).

“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, Canadian government, the European Union, any European Union Member State, or Her Majesty’s Treasury of the United Kingdom.

“Secured Debt” means, collectively, the debt outstanding under the Secured Debt Documents.

“Secured Debt Documents” means, collectively: (i) the Secured Term Loan Agreement; (ii) the Indenture for 9.000% First Lien Senior Secured Notes Due 2022 dated October 13, 2016 by and among Concordia International Corp., the guarantors party thereto, and U.S. Bank National Association, as Trustee and as Collateral Agent; (iii) the Swap Agreement; and (iv) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing.

“Secured Debtholder Claims” has the meaning given to it in the Term Sheet.

“Secured Debtholders” means, collectively, the holders of the Secured Debt, in their capacity as such.

“Secured Notes Indenture” means the Indenture for 9.00% First Lien Senior Secured Notes dated October 13, 2016 by and among Concordia, the guarantors party thereto, and the Secured Notes Trustee, as amended, modified and/or supplemented from time to time.

“Secured Notes Trustee” means U.S. Bank National Association, as Trustee and as Collateral Agent under the Secured Notes Indenture, and any successor thereof.

“Secured Swap Lender” means Goldman Sachs International, the swap provider under the Swap Agreement, and any permitted assignee.

“Secured Swap Settlement Agreement” means the Settlement Agreement entered into as of November 25, 2017 between Goldman Sachs International and Concordia.

“Secured Term Loan Agent” has the meaning given to it in the Term Sheet.

“Secured Term Loan Agreement” means the Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, Goldman Sachs Bank USA, as Administrative Agent and Collateral Agent, and the lenders party thereto.

“SEDAR” means the System for Electronics Document Analysis and Retrieval.

“Shareholder Approval” means the approval of the CBCA Plan by the requisite majority of votes cast by holders of Existing Shares, voting in person or by proxy at the shareholders’ meeting held pursuant to the Interim Order, as required pursuant to the Interim Order.

“Subordinated Promissory Note” means the Non-Negotiable Subordinated Secured Promissory Note made by Concordia Healthcare Inc. in favor of Guillermo Herrera, dated December 20, 2013.

“Subscription Agreement” has the meaning given to it in the Term Sheet.

“Subsidiary Guarantors” has the meaning given to it in the preamble hereto.

“Superior Transaction” has the meaning given to it in Section 11.

“Support Agreement” has the meaning given to it in the preamble hereto.

“Swap Agreement” means, collectively, (i) the International Swaps and Derivatives Association 2002 Master Agreement dated as of August 15, 2016 (as amended or supplemented, together with all schedules, annexes and exhibits thereto), between Goldman Sachs International and Concordia Investments (Jersey) Limited (the “ISDA”); and (ii) the Swap Confirmations entered into as of August 17, 2016 and November 8, 2016 between Goldman Sachs International and Concordia Investments (Jersey) Limited in accordance with the ISDA, each as modified by the Secured Swap Settlement Agreement.

“Term Sheet” has the meaning given to it in the preamble hereto.

“Total Secured Debt” has the meaning given to it in Section 2(a)(i).

“Total Unsecured Debt” has the meaning given to it in Section 2(a)(ii).

“Transfer” has the meaning given to it in Section 4(b)(i).

“Trustees” means, collectively, the Secured Notes Trustee, the 7.00% Unsecured Notes Trustee, and the 9.50% Unsecured Notes Trustee.

“TSX” means the Toronto Stock Exchange.

“Two Year Equity Bridge Credit and Guaranty Agreement” means the Two Year Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, the administrative agent, and the lenders from time to time party thereto.

“Unsecured Debt” means, collectively, the debt outstanding under the Unsecured Debt Documents.

“Unsecured Debt Documents” means, collectively: (i) the Indenture for 7.000% Senior Unsecured Notes Due 2023 dated April 21, 2015 by and among Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, and U.S. Bank National Association, as Trustee; (ii) the Indenture for 9.500% Senior Unsecured Notes Due 2022 dated October 21, 2015 by and among Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, and U.S. Bank National Association, as Trustee; (iii) the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, Wilmington Trust, National Association, as Administrative Agent, and the lenders party thereto; (iv) the Subordinated Promissory Note; and (v) all related documentation, including, without limitation, all guarantee documentation, related to the foregoing; provided that the Company may elect to exclude the Subordinated Promissory Note from the Unsecured Debt Documents and address the Subordinated Promissory Note in a manner otherwise acceptable to the Company and the Majority Consenting Private Placement Parties.

“Unsecured Debt Settlement” means the settlement and termination of the Two Year Equity Bridge Credit and Guaranty Agreement, as agreed to by Concordia and the lenders party thereto as of November 10, 2017.

“Unsecured Debtholder Claims” has the meaning given to it in the Term Sheet.

“Unsecured Debtholders” means, collectively, the holders of the Unsecured Debt, in their capacity as such.

“Unsecured Equity Bridge Loan Agent” means Wilmington Trust, National Association, as Administrative Agent under the Unsecured Equity Bridge Loan Agreement, and any successor thereof.

“Unsecured Equity Bridge Loan Agreement” means the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the Unsecured Equity Bridge Loan Agent, and the lenders party thereto, as amended, modified and/or supplemented from time to time.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

“U.S. Securities Commission” means the United States Securities and Exchange Commission.

“U.S. Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the U.S. Securities Act, the U.S. Securities Exchange Act of 1934, as amended, the rules and regulations of the U.S. Securities Commission, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the rules of the NASDAQ.

“Voting Deadline” means the date on which votes are due in respect of the CBCA Plan, as established by the Interim Order in the CBCA Proceedings or an order to be entered in the Alternative Implementation Process, as the same may be amended by the order of the Court or by the Company with the prior written consent the Majority Initial Consenting Debtholders.

SCHEDULE C
TERM SHEET
[Attached]

CONCORDIA INTERNATIONAL CORP.
RECAPITALIZATION TRANSACTION
SUMMARY OF PRINCIPAL TERMS AND CONDITIONS
This term sheet, dated as of May 1, 2018 (including the schedules attached hereto, the “Term Sheet”), describes the principal terms on which Concordia International Corp. (“Concordia”, and collectively with Concordia Healthcare (Canada) Limited (“CHCL”) and Concordia’s guarantor subsidiaries set forth on Schedule A hereto, the “Company”) and the Consenting Debtholders (as defined below) will complete a series of transactions in connection with certain indebtedness of the Company, consistent and in accordance with the terms and conditions set forth in this Term Sheet (collectively, the “Recapitalization Transaction”). Subject to the terms of the Support Agreement (as defined below), the Recapitalization Transaction will be effectuated pursuant to a restructuring plan (the “Plan”) to be implemented (i) pursuant to the proceedings commenced by Concordia and CHCL under the Canada Business Corporations Act (the “CBCA”) before the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) on October 20, 2017 (the “CBCA Proceedings”), or (ii) in the event the Plan is not implemented pursuant to the CBCA Proceedings and subject to the terms and conditions set out in the Support Agreement and this Term Sheet, pursuant to an Alternative Implementation Process (as defined below).1 Capitalized terms used in this Term Sheet and not otherwise defined shall have the meanings set out in Section VII of this Term Sheet.
This Term Sheet and the information contained herein is strictly private and confidential and is not to be disclosed in any manner whatsoever without the prior written consent of Concordia. This Term Sheet is for discussion and settlement purposes only and is subject to the provisions of Rule 408 of the Federal Rules of Evidence and other similar applicable state and federal rules of the United States and similar Canadian rules and laws. This Term Sheet is not an offer with respect to any securities or a solicitation of votes with respect to a Plan. This Term Sheet shall not be construed as (i) an offer capable of acceptance, (ii) a binding agreement of any kind, (iii) a commitment to enter into, or offer to enter into, any agreement, or (iv) an agreement to file any restructuring plan or commence any restructuring proceedings or consummate any transaction or to vote for or otherwise support any restructuring plan. This Term Sheet is subject to, among other things, negotiation and execution of definitive documentation.
Notwithstanding the foregoing paragraph, it is intended that this Term Sheet would be appended to the definitive Support Agreement to be executed by Concordia and the Consenting Debtholders and filed by Concordia, together with the form of Support Agreement, on SEDAR and EDGAR, and, if applicable, filed, together with the form of Support Agreement, with the applicable Court in connection with the CBCA Proceedings or an Alternative Implementation Process, as applicable.

1
This Term Sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions with respect to the transactions referred to herein, which transactions will be entered into on the basis of mutually satisfactory definitive documentation after, among other things, receipt of necessary internal and external approvals.

I. RECAPITALIZATION TRANSACTION
Exchange of Secured Debt and Extinguishment of Secured Debtholder Claims
On the date of implementation of the Recapitalization Transaction (the “Effective Date”), all Obligations in respect of the Secured Debt and the Secured Debt Documents (collectively, the “Secured Debtholder Claims”) as of the Effective Date shall be irrevocably exchanged for:
(i)    cash in the amount equal to the aggregate amount of accrued and unpaid interest (calculated at the contract non-default rate or default rate, as applicable pursuant to the section titled “Determination of Claim Amounts”) outstanding on the Secured Debt as of the Effective Date;
(ii)    cash in the amount of $500 million (the “Cash Pay-down”);
(iii)    any Additional Cash Amount (as defined below);
(iv)    the New Senior Secured Term Loan and the New Senior Secured Notes (together, the “New Senior Secured Debt”); and
(v)    any Secured Debtholder Early Consent Cash Consideration (as defined below) to which any Early Consenting Secured Debtholders (as defined below) may become entitled as provided for herein.
In full and final settlement of the Secured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees and security pertaining to the Secured Debt, and the cancellation of the Secured Debt Documents (or amendment and restatement as provided for herein), each Secured Debtholder will become entitled to and shall receive:
(A)    cash in the amount equal to the amount of accrued and unpaid interest (calculated at the contract non-default rate or default rate, as applicable pursuant to the section titled “Determination of Claim Amounts”) outstanding as of the Effective Date on the Secured Debt held by such Secured Debtholder as of the Effective Date;
(B)    its Pro-Rata Share of the Cash Pay-down and of any

 Additional Cash Amount;
(C)    its Pro-Rata Share of the New Senior Secured Debt, in the form of the New Senior Secured Term Loan and/or the New Senior Secured Notes, subject to the allocations set out below; and
(D)    if such Secured Debtholder is an Early Consenting Secured Debtholder, its Secured Debtholder Early Consent Cash Consideration.
Cash amounts to be paid to Secured Debtholders pursuant to the Plan in respect of Secured Debtholder Claims denominated in GBP may be paid, at the election of Concordia, with the consent of the Majority Initial Consenting Secured Debtholders, in US dollars and/or GBP.
The aggregate amount of consideration payable to Secured Debtholders under the Plan shall equal (i) in respect of Secured Debtholders that are Early Consenting Secured Debtholders, subject to the terms hereof, an amount that is equal to (x) 93.3835% of the principal amount of such Secured Debtholders’ Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) taking into account their respective Pro-Rata Share of the Cash Pay-down and the New Senior Secured Debt and their applicable Secured Debtholder Early Consent Cash Consideration, plus (y) their respective Pro-Rata Share of any Additional Cash Amount, and (ii) in respect of Secured Debtholders that are not Early Consenting Secured Debtholders, an amount that is equal to (x) 88.3835% of the principal amount of such Secured Debtholders’ Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) taking into account their respective Pro-Rata Share of the Cash Pay-down and the New Senior Secured Debt, plus (y) their respective Pro-Rata Share of any Additional Cash Amount.
Each Secured Debtholder as of a record date determined by Concordia and the Majority Initial Consenting Debtholders (the “Record Date”) shall receive in respect of its Pro-Rata Share of the New Senior Secured Debt to be received on the Effective Date:
(i)    in respect of the Secured Debt held by such Secured Debtholder under the Secured Notes Indenture (the

“Secured Notes Debt”), its Pro-Rata Share of the New Senior Secured Debt in the form of the New Senior Secured Notes; and
(ii)    in respect of the Secured Debt held by such Secured Debtholder under the Secured Term Loan Agreement and/or the Swap Agreement, its Pro-Rata Share of the New Senior Secured Debt in the form of the New Senior Secured Term Loan; provided, however, that each Secured Debtholder under the Secured Term Loan Agreement shall have the right, in respect of its Secured Debt under the Secured Term Loan Agreement (the “Secured Term Loan Debt”), to elect on or prior to the voting deadline for the Plan to receive all or a portion of its Pro-Rata Share of the New Senior Secured Debt in respect of its Secured Term Loan Debt in the form of New Senior Secured Notes. The aggregate principal amount of New Senior Secured Notes available for election pursuant to this paragraph (ii) shall not exceed the amount equal to $300 million less the principal amount of the New Senior Secured Notes allocated to the Secured Debtholders in respect of the Secured Notes Debt in paragraph (i) above (such amount, the “New Senior Secured Notes Allocation Amount”).
In the event that the New Senior Secured Notes become oversubscribed (such that the elections of the New Senior Secured Note Electors (as defined below) total more than the New Senior Secured Notes Allocation Amount) by Secured Debtholders who, in respect of their respective Secured Term Loan Debt, elect to receive all or a portion of their Pro-Rata Share of the New Senior Secured Debt in the form of New Senior Secured Notes pursuant to paragraph (ii) above (the “New Senior Secured Note Electors”), such New Senior Secured Notes Electors shall be deemed to have made a partial election for the New Senior Secured Term Loan (on a pro-rata basis based on the principal amount of New Senior Secured Notes elected for by such New Senior Secured Note Electors) in an amount which reduces the New Senior Secured Notes allocated to the Secured Debtholders in respect of their Secured Term Loan Debt to an aggregate principal amount not exceeding the New Senior Secured Notes Allocation Amount.

In the event the New Senior Secured Notes become undersubscribed (such that the elections of the New Senior Secured Note Electors total less than the New Senior Secured Notes Allocation Amount), Initial Consenting Unsecured Debtholders who are parties to the Support Agreement and hold any Secured Term Loan Debt shall be deemed pursuant to the Plan to have elected to receive on a pro-rata basis (based on the principal amount of Secured Term Loan Debt held by each such Initial Consenting Unsecured Debtholder divided by the aggregate principal amount of Secured Term Loan Debt held by all such Initial Consenting Unsecured Debtholders) any excess amount of New Senior Secured Notes as consideration with respect to their holdings of Secured Term Loan Debt (with a corresponding reduction in the amount of the New Senior Secured Term Loan such Initial Consenting Unsecured Debtholders would have otherwise been entitled to receive pursuant hereto); provided that no such Initial Consenting Unsecured Debtholder shall receive in respect of its Secured Term Loan Debt consideration in excess of 93.3835% of the principal amount of its Secured Term Loan Debt (for certainty, including the Cash Pay-down and Secured Debtholder Early Consent Cash Consideration, but not including the Additional Cash Amount).
By the voting deadline for the Plan, with respect to the New Senior Secured Term Loans that each Secured Debtholder shall receive in accordance with the above paragraphs, each Secured Debtholder shall have the right to elect to receive: (i) a percentage of its New Senior Secured Term Loans to be issued to such Secured Debtholder as EUR New Senior Secured Term Loans (based on the EUR/USD Exchange Rate on the FX Date) (with the aggregate of such elected amounts, the “Elected EUR New Senior Secured Term Loan Amount”), and (ii) a percentage of its New Senior Secured Term Loans to be issued to such Secured Debtholder as USD New Senior Secured Term Loans; provided that:
(i)    if after the foregoing elections, the EUR New Senior Secured Term Loans exceed €400 million, then the Secured Debtholders that elected to receive all or a portion of their New Senior Secured Term Loans as EUR New Senior Secured Term Loans (the “EUR New Senior Secured Term Loan Electors”) shall be deemed to have made a partial election for USD New Senior Secured Term Loans (on a pro-rata basis based on the principal amount of EUR New Senior Secured Term Loans elected for by such EUR New Senior Secured Term Loan Electors) in an amount which reduces the EUR New Senior Secured Term Loans to an aggregate principal amount not exceeding €400 million;
(ii)    if after the foregoing elections, the EUR New Senior Secured Term Loans do not equal or exceed €300 million, then, any Secured Debtholder that fails to make such elections (each a “Non-Electing Secured Debtholder”), shall be deemed pursuant to the Plan to have elected to receive (i) its pro rata share (based on the principal amount of Secured Term Loan Debt and/or Secured Swap Claim Amount, as applicable, held by such Non-Electing Secured Debtholder divided by the aggregate principal amount of Secured Term Loan Debt and/or Secured Swap Claim Amount, as applicable, held by all Non-Electing Secured Debtholders) of the Non-Elected EUR New Senior Secured Term Loans, and (ii) any balance of its New Senior Secured Term Loans to be issued to such Secured Debtholder (if any) as USD New Senior Secured Term Loans; provided that no such Secured Debtholder shall receive in respect of its Secured Term Loan Debt consideration in excess of (i) 93.3835% of the principal amount of its Secured Term Loan Debt (for certainty, including the Cash Pay-down and Secured Debtholder Early Consent Cash Consideration, but not including the Additional Cash Amount) if such Secured Debtholder is an Early Consenting Secured Debtholder, or (ii) 88.3835% of the principal amount of its Secured Term Loan Debt (for certainty, including the Cash Pay-down, but not including the Additional Cash Amount) if such Secured Debtholder is not an Early Consenting Secured Debtholder; and
(iii)    if after the foregoing elections, the EUR New Senior Secured Term Loans are equal to or exceed €300 million, then each Non-Electing Secured Debtholder shall be deemed pursuant to the Plan to have elected to receive its New Senior Secured Term Loans in USD New Senior Secured Term

Loans in full.
Exchange of Unsecured Debt and Extinguishment of Unsecured Debtholder Claims
On the Effective Date, all Obligations in respect of the Unsecured Debt and the Unsecured Debt Documents (collectively the “Unsecured Debtholder Claims”) as of the Effective Date shall be irrevocably exchanged for:
(i)    common shares of Concordia representing 7.97% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution) (the “Unsecured Debt Exchange Shares”);
(ii)    any Reallocated Unsecured Shares (as defined below); and
(iii)    any Unsecured Debtholder Early Consent Shares (as defined below) to which any Early Consenting Unsecured Debtholders (as defined below) may become entitled as provided for herein.
In full and final settlement of the Unsecured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees pertaining to the Unsecured Debt, and the cancellation of the Unsecured Debt Documents, each Unsecured Debtholder will become entitled to and shall receive:
(A)    its Pro-Rata Share of the Unsecured Debt Exchange Shares;
(B)    its Pro-Rata Share of any Reallocated Unsecured Shares; and
(C)    if such Unsecured Debtholder is an Early Consenting Unsecured Debtholder, its Unsecured Debtholder Early Consent Shares.

Determination of Claim Amounts
The portions of the Secured Debtholder Claims and the Unsecured Debtholder Claims comprised of outstanding and unpaid interest shall be determined excluding any compound interest, and based on the contractual non-default interest rate applicable under the relevant Debt Documents and the outstanding principal amount of the applicable Obligations (not reduced by any unamortized original issue discount); provided that nothing in this Term Sheet shall constitute a waiver of any Secured Debtholder’s right to receive default rate interest: (i) to the extent that there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates) or amortization, as applicable, under the Secured Debt, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of the CBCA Proceedings or an Alternative Implementation Process, as applicable, or (ii) in the event that the Recapitalization Transaction does not occur.
The principal amount of the Secured Debtholder Claims shall be determined based on the principal amount of such Obligations, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums. The amount of Secured Debtholder Claims denominated in GBP shall be determined by converting the amount in GBP to US dollars based on the applicable exchange rate on the applicable date(s) as agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably; except that the Company shall have the right to elect, with the consent of the Majority Initial Consenting Secured Debtholders, to pay cash amounts that are to be paid to Secured Debtholders pursuant to the Plan in respect of Secured Debtholder Claims denominated in GBP in US dollars and/or GBP.
The amount of unamortized original issue discount in respect of the Secured Debt shall be calculated on the basis as has been agreed to by Concordia and the Majority Initial Consenting Debtholders prior to the execution of the Support Agreement.
The total principal amount of Secured Debtholder Claims under the Swap Agreement shall be USD$114,431,046 (the “Secured Swap Claim Amount”), which amount shall apply for all purposes in the CBCA Proceedings and any Alternative Implementation Process.

Private Placement
As part of the Recapitalization Transaction, certain parties (collectively, the “Private Placement Parties”) shall enter into a subscription agreement (the “Subscription Agreement”) concurrently with the execution of the Support Agreement pursuant to which the Private Placement Parties shall agree to purchase, in the aggregate, new common shares of Concordia equal to 87.69% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution) (the “Private Placement Shares”) in exchange for the aggregate amount of $586.5 million pursuant to a private placement (the “Private Placement”).
The amount of the Private Placement that each Private Placement Party agrees to subscribe for shall be set out in the Subscription Agreement (collectively, the “Private Placement Commitments”). As consideration for its Private Placement Commitment pursuant to the Subscription Agreement, each Private Placement Party shall earn upon the execution of the Subscription Agreement cash consideration equal to its pro rata share (based on its Private Placement Commitment) of $44 million (the “Private Placement Commitment Consideration”), subject to the terms of the Subscription Agreement. Within four (4) business days of the execution of the Subscription Agreement, Concordia or one of its subsidiaries shall fund an amount equal to the aggregate Private Placement Commitment Consideration into escrow, subject to terms and conditions acceptable to Concordia and the Majority Consenting Private Placement Parties. The Private Placement Commitment Consideration shall be payable to the Private Placement Parties on such terms and conditions as agreed to by Concordia and the Majority Consenting Private Placement Parties, as provided for in the Subscription Agreement and/or in an escrow agreement agreed to by Concordia and the Majority Consenting Private Placement Parties.
The proceeds from the Private Placement shall be used as part of the consideration for the exchange of the Secured Debtholder Claims described under the section titled “Exchange of Secured Debt and Extinguishment of Secured Debtholder Claims”. The Private Placement will be implemented as part of the Recapitalization Transaction pursuant to the Plan.
The Private Placement Parties shall not be entitled to assign their Private Placement Commitments to any other entity or individual without the prior written consent of Concordia and the Majority Consenting Private Placement Parties. Notwithstanding the foregoing, and subject to applicable securities laws, the Private Placement Parties will be entitled to assign their Private Placement Commitments to (a) any Affiliate, in such Private Placement Party’s sole and absolute discretion, and (b) any other Private Placement Party, subject to (i) providing prior written notice to Concordia at least three (3) business days prior to any such assignment and the Majority Consenting Private Placement Parties consulting with Concordia with respect to applicable securities law, stock exchange, regulatory and tax considerations, and after such consultation (ii) the prior written consent of the Majority

Consenting Private Placement Parties, acting reasonably taking into account any applicable securities law, stock exchange, regulatory and tax matters; provided that no such assignments by Private Placement Parties may be made in the period that is ten (10) business days prior to the Effective Date.
In the event that the Subscription Agreement is terminated only with respect to a Private Placement Party (but otherwise remains in place with respect to the other parties), such Private Placement Party’s Private Placement Commitment (and the corresponding Private Placement Commitment Consideration) shall be reallocated and/or reduced pursuant to the Subscription Agreement.
The Private Placement Shares will be subject to a lock-up period of six (6) months from the Effective Date unless otherwise agreed by the Majority Consenting Private Placement Parties. The Private Placement Parties may transfer the Private Placement Shares during such lock-up period to one or more (i) Affiliates, in such Private Placement Party’s sole and absolute discretion, and (ii) other Private Placement Parties or Persons who had been Consenting Debtholders prior to the Effective Date, subject to providing prior written notice to Concordia at least three (3) business days prior to any such assignment and consulting with Concordia with respect to applicable securities law, stock exchange, regulatory and tax considerations.
The Subscription Agreement and the terms therein shall be acceptable to Concordia and the Majority Consenting Private Placement Parties. The Private Placement shall be structured to comply with applicable securities laws.

Early Consent Consideration
Each Early Consenting Secured Debtholder shall be entitled to receive, on the Effective Date pursuant to the Plan, additional cash consideration equal to 5% of the principal amount (which shall be calculated by reducing such principal amount by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) of Secured Debt held by such Early Consenting Secured Debtholder as of the Record Date and voted in favour of the Plan (i) by the Early Consent Date, or (ii) in the case of an Early Consenting Secured Debtholder that is party to the Support Agreement (other than in respect of any Secured Notes it does not hold in registered form), by the voting deadline for the Plan (“Secured Debtholder Early Consent Cash Consideration”) as additional consideration for its Secured Debtholder Claims as described in the section titled

“Exchange of Secured Debt and Extinguishment of Secured Debtholder Claims”.
To the extent that the Secured Debtholder Early Consent Cash Consideration that becomes payable under the Plan is less than $100 million, an amount of cash equal to the difference between $100 million and the aggregate amount of Secured Debtholder Early Consent Cash Consideration that becomes payable under the Plan (the “Additional Cash Amount”) shall be paid on a Pro-Rata Basis to each Secured Debtholder on the Effective Date pursuant to the Plan.
Each Early Consenting Unsecured Debtholder shall be entitled to receive, on the Effective Date pursuant to the Plan, additional consideration in the form of new common shares of Concordia equal to its Pro-Rata Share of the Unsecured Debtholder Early Consent Share Pool (the “Unsecured Debtholder Early Consent Shares”, and together with the Secured Debtholder Early Consent Cash Consideration, the “Early Consent Consideration”) as additional consideration for its Unsecured Debtholder Claims. The “Unsecured Debtholder Early Consent Share Pool” shall be comprised of new common shares of Concordia equal to 3.99% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution). Any common shares from the Unsecured Debtholder Early Consent Share Pool not issued as Unsecured Debtholder Early Consent Shares (the “Reallocated Unsecured Shares”) shall be issued to Unsecured Debtholders on a Pro-Rata Basis as additional consideration for their Unsecured Debtholder Claims as described in the section titled “Exchange of Unsecured Debt and Extinguishment of Unsecured Debtholder Claims”.

Dilution
The Unsecured Debt Exchange Shares, Unsecured Debtholder Early Consent Share Pool and Private Placement Shares shall be subject to MIP Dilution. The Existing Shares to be retained by Existing Shareholders shall be subject to MIP Dilution.

II. TREATMENT OF OTHER CLAIMS AND INTERESTS PURSUANT TO THE RECAPITALIZATION TRANSACTION
Priority Claims	All priority claims, if any, required to be satisfied in accordance with applicable law shall be unaffected by the Recapitalization Transaction and shall be paid or satisfied in the ordinary course.
Tax Claims	Any claims on account of tax liabilities shall be unaffected by the Recapitalization Transaction.
Employee Obligations
All obligations to employees of the Company as of the Effective Date (whether for salary, wages, retention payments pursuant to retention agreements, benefits, severance or otherwise) shall be unaffected by the Recapitalization Transaction, provided that changes to employment arrangements necessary to reflect the new Management Incentive Plan will be made.

Trade Debt	The trade debt obligations of the Company shall be unaffected by the Recapitalization Transaction and shall be paid or satisfied in the ordinary course of business.
Existing Equity
The holders of the Existing Shares shall retain their common shares (subject to a share consolidation pursuant to the Plan), which common shares which will represent 0.35% of the outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction (subject to MIP Dilution).

III. IMPLEMENTATION OF RECAPITALIZATION TRANSACTION
Implementation
Subject to the terms of the Support Agreement and this Term Sheet, the Recapitalization Transaction shall be implemented pursuant to the Plan in the CBCA Proceedings, and, as may be determined by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably, recognized pursuant to recognition proceedings in applicable jurisdictions.
Subject to the terms of the Support Agreement and this Term Sheet, proceeding with the Recapitalization Transaction under the CBCA Proceedings shall not prejudice or preclude the Company from proceeding with the Recapitalization Transaction pursuant to proceedings under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C- 36, as amended (“CCAA Proceedings”), to the extent consented to by the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, or chapter 11 of the United States Bankruptcy Code, 11. U.S.C. §§ 101 et

seq. (“Chapter 11 Process”, and collectively with the CCAA Proceedings, each an “Alternative Implementation Process”).
CBCA Timeline and Conditions
The actions necessary to structure and implement the Recapitalization Transaction pursuant to the Plan in the CBCA Proceedings will be completed within the following timeline (or such other dates as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably) and subject to the following conditions (which may be waived or amended as agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably):
(a)    the Support Agreement shall be executed by Concordia and the Initial Consenting Debtholders on or prior to May 1, 2018;
(b)    Concordia shall have obtained an interim order under the CBCA containing, among other things, provisions for the mailing of a CBCA information circular and the Plan, and the calling and holding of necessary meetings of security holders to vote on the Plan (the “Interim Order”) on or prior to May 2, 2018, provided that the CBCA information circular shall be in form and substance satisfactory to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably;
(c)    Concordia shall commence solicitation of the Plan on or prior to May 30, 2018;
(d)    the Plan shall have been approved by the requisite majority of votes cast by Existing Shareholders, voting in person or by proxy at the shareholders’ meeting held pursuant to the Interim Order, as required pursuant to the Interim Order (the “Shareholder Approval”), or the Ontario Court shall approve the Plan pursuant to paragraph (e) below, notwithstanding whether or not the Shareholder Approval has been obtained, provided that such approval by the Ontario Court does not result in (x) a change to the economics of the Plan or the consideration payable to the Secured Debtholders and the Unsecured Debtholders pursuant to the Plan, or (y) the loss of Concordia’s listing on the TSX or such other recognized securities exchange as may be acceptable to Concordia and the Majority Consenting Private Placement Parties;
(e)    the Plan shall have been approved by the Ontario Court

 pursuant to a final order acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably (the “Final Order”) by no later than August 17, 2018, and the Final Order shall include the Existing Equity Claims Relief or the Equity Claims relating to the period prior to the Effective Date shall have otherwise been addressed by no later than August 17, 2018 in a manner satisfactory to Concordia and the Majority Consenting Private Placement Parties, in their reasonable discretion (paragraphs (d) and (e) collectively, the “CBCA Conditions”); and
(f)    the Recapitalization Transaction authorized pursuant to the Plan shall have been implemented on or prior to September 30, 2018.

Concordia Newco
Concordia shall have the right, with the prior written consent of the Majority Initial Consenting Debtholders, as a step in the implementation of the Recapitalization Transaction, to transfer its assets and liabilities to a separate entity (“Concordia Newco”) and Concordia Newco would be the entity that would implement the Recapitalization Transaction on the terms hereof, including issuing the New Common Shares (as defined below), pursuant to the Plan and assume all of the rights and obligations of Concordia as part of the Recapitalization Transaction.

IV. ALTERNATIVE IMPLEMENTATION PROCESS
Alternative Implementation Process
If the CBCA Conditions are not satisfied pursuant to the terms of the Support Agreement and this Term Sheet by August 17, 2018 (or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably), or it is otherwise determined by Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties that the Recapitalization Transaction shall not be implemented pursuant to the Plan in the CBCA Proceedings for any reason, then:
(a)    to the extent that, within three (3) business days of the CBCA Conditions not being satisfied, Concordia sends a written notice to the Initial Consenting Debtholders Advisors requesting that the Company implement the Recapitalization Transaction through the CCAA Proceedings and, within three (3) business days of receipt of such request, the Majority Initial Consenting Debtholders and the Majority Consenting Private

Placement Parties consent to such request, such consent being in their sole and absolute discretion, then the Company may elect to implement the Recapitalization Transaction pursuant to CCAA Proceedings on the timeline and terms set out in Schedule B hereto (the “CCAA Timeline and Terms”) and the other terms set forth herein; or
(b)    the Company may elect to implement the Recapitalization Transaction through the Chapter 11 Process on the timeline and terms set out in Schedule C hereto (the “Chapter 11 Timeline and Terms”) and the other terms set forth herein, provided that, in the event the Company does not implement the Plan (i) pursuant to the CCAA Proceedings, after obtaining the consent of the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in accordance with the CCAA Timeline and Terms, or (ii) pursuant to the Chapter 11 Process in accordance with the Chapter 11 Timeline and Terms, as applicable, and subject to the terms of this Term Sheet and the Support Agreement, the Support Agreement shall automatically terminate.
The CBCA information circular shall include the pre-packaged chapter 11 plan which shall be in form and substance satisfactory to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably.
Concordia’s solicitation process shall include a solicitation of binding votes in respect of the Plan for purposes of implementing the Plan through the CBCA Proceedings, through the CCAA Proceedings or through the Chapter 11 Process, in all respects subject to the terms of this Term Sheet and the Support Agreement. Any and all votes with respect to the Recapitalization Transaction shall be binding to the extent the Company implements the Recapitalization Transaction through the CBCA Proceedings or the Chapter 11 Process in accordance with this Term Sheet and the Support Agreement. Any and all such votes shall not be binding to the extent the Company implements the Recapitalization Transaction pursuant to the CCAA unless the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties have granted their prior written consent in their sole and absolute discretion in accordance with this Term Sheet and the Support Agreement. To the extent the Support Agreement terminates in accordance with its terms, then any and all such votes shall not be binding in any restructuring and shall be deemed withdrawn.
Implementation pursuant to an Alternative Implementation Process
If the CBCA Conditions are not satisfied pursuant to the terms of the Support Agreement and this Term Sheet by August 17, 2018 (or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders, acting reasonably), or it is otherwise determined by Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties that the Recapitalization Transaction shall not be implemented pursuant to the Plan in the CBCA Proceedings for any reason, and the Company elects to implement the Plan through (i) the CCAA Proceedings, subject to the prior consent of the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion, or (ii) the Chapter 11 Process, then, the Recapitalization Transaction shall be implemented on the terms set forth herein, the Support Agreement and the Subscription Agreement and in accordance with the CCAA Timeline and Terms or the Chapter 11 Timeline and Terms, as applicable. In addition:
(a)    the Recapitalization Transaction shall be implemented on substantially the same terms as set forth herein, the Support Agreement and the Subscription Agreement, with any necessary amendments as the structure and implementation of the Recapitalization Transaction may reasonably require pursuant to an Alternative Implementation Process and as may be acceptable to Concordia, the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, each acting reasonably. Without in any way limiting the generality of the foregoing, the provisions in this Term Sheet pertaining to the Releases (as defined below) shall be binding in connection with the implementation of the Recapitalization Transaction pursuant to an Alternative Implementation Process;
(b)    (i) if the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties have agreed, in their sole and absolute discretion, to the implementation of the Recapitalization Transaction pursuant to CCAA Proceedings and the Company complies with the CCAA Timeline and Terms, the Support Agreement shall remain in full force and effect pursuant to its terms, or (ii) if the Company commences the Chapter 11

Process and complies with the Chapter 11 Timeline and Terms, the Support Agreement shall remain in full force and effect pursuant to its terms; and
(c)    Concordia and the Initial Consenting Debtholders and their respective advisors shall work cooperatively in respect of all matters necessary to structure and implement the Recapitalization Transaction pursuant to the applicable Alternative Implementation Process.

V. SUPPORT AGREEMENT
Support Agreement
A support agreement containing terms and conditions of the Recapitalization Transaction acceptable to Concordia and the Initial Consenting Debtholders will be entered into with Concordia by each of the Initial Consenting Debtholders and such other Debtholders who sign such support agreement or a Joinder Agreement (collectively, the “Support Agreement”).

VI. OTHER TERMS AND CONDITIONS OF THE RECAPITALIZATION TRANSACTION
Termination Right
Concordia and the Consenting Debtholders shall have the right to terminate the Support Agreement (including, for certainty, any Joinder Agreements) and to not proceed with the Recapitalization Transaction upon the occurrence of any termination events agreed to and included in the Support Agreement.

New Secured Revolver
The Company shall be entitled to obtain, either in connection with or following the implementation of the Recapitalization Transaction, a secured first out revolver (the “New Secured Revolver”), ranking senior in priority to the New Senior Secured Debt, of up to the greater of (i) $150 million or (ii) 50% of LTM EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250 million. The New Secured Revolver shall have the benefit of substantially the same guarantees and security as the New Senior Secured Debt. The New Senior Secured Term Loan shall prohibit the use of the proceeds of the New Secured Revolver to fund acquisitions.
The Company and the Majority Initial Consenting Secured Debtholders will work in good faith to negotiate an intercreditor agreement on standard terms in respect of the New Senior Secured Debt and the New Secured Revolver.

CHCL Transaction
As part of the Recapitalization Transaction and the Plan, CHCL will transfer all or substantially all of its assets to Concordia in consideration for a non-interest bearing promissory note issued by Concordia in a principal amount equal to the value of the transferred assets.

New Common Shares
On the Effective Date, Concordia shall issue such aggregate number of Unsecured Debt Exchange Shares, Reallocated Unsecured Shares, Unsecured Debtholder Early Consent Shares, and Private Placement Shares (collectively, the “New Common Shares”) as shall be agreed upon by Concordia and the Majority Consenting Private Placement Parties such that the total number of outstanding common shares of Concordia as at the Effective Date reflects the terms of this Term Sheet and is acceptable to Concordia and the Majority Consenting Private Placement Parties, each acting reasonably.

Consolidation of Existing Shares
The Existing Shares (or the Existing Shares together with the New Common Shares) may be consolidated (and any fractional shares cancelled for no consideration) such that the total number of outstanding common shares of Concordia as at the Effective Date is acceptable to Concordia and the Majority Consenting Private Placement Parties, each acting reasonably.

Fractional Securities
No fractional securities will be issued. Any fractional securities that would otherwise have been issued shall be rounded down to the nearest whole number, with no additional consideration being provided in respect of the rounding down of such fractional securities.

Listing and Trading
Concordia shall remain a Canadian public company following the implementation of the Recapitalization Transaction and the common shares of restructured Concordia (including the Existing Shares and the New Common Shares) shall be listed for trading on a recognized securities exchange.

Company Advisors
Concordia shall pay the reasonable fees and expenses of the legal and financial advisors to the Company pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such advisors; provided that, such fees and expenses shall be satisfactory to the Majority Consenting Private Placement Parties, acting reasonably.

Debtholders’ Advisors	Concordia shall pay in cash in full the reasonable fees and expenses of the following legal and financial advisors: (a) the Initial Consenting Secured Debtholders Advisors, and (b) the

Initial Consenting Unsecured Debtholders Advisors, in each case pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such advisors in connection with the Recapitalization Transaction.

Agent and Trustee Fees and Expenses
Concordia shall pay in cash in full (i) the Agents’ Fees and Expenses, (ii) the Trustees’ Fees and Expenses, (iii) the reasonable and documented fees and expenses payable to the L/C Issuers and Swing Line Lender (each as defined in the Secured Term Loan Agreement) pursuant to the terms of the Secured Term Loan Agreement, and (iv) the reasonable and documented fees, expenses and disbursements of the Secured Swap Lender (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Swap Lender, acting reasonably).
Notwithstanding anything else to the contrary in this Term Sheet, the Recapitalization Transactions shall not affect the rights of the Secured Term Loan Agent or any L/C Issuer in respect of the Cash Collateral Account (as defined in that certain Limited Consent, dated as of April 16, 2018, by and among Concordia International Corp., the Secured Term Loan Agent and the lenders party thereto) or the funds held therein, unless otherwise agreed by the Company, the Secured Term Loan Agent and the L/C Issuer for the outstanding Letters of Credit (as defined in the Secured Term Loan Agreement).

Releases
There shall be usual and customary releases in connection with the implementation of the Recapitalization Transaction to be effective as of the Effective Date (the “Releases”) which shall, at a minimum, provide that Concordia and its direct and indirect subsidiaries, the Consenting Debtholders, the Agents, the Trustees and the foregoing parties’ respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents (the “Released Parties”) shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of such Released Parties’ gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Existing Equity, the Two Year Equity Bridge Credit and Guaranty Agreement, the Equity

Unsecured Bridge Loan Settlement, the Support Agreement, the Subscription Agreement, the Recapitalization Transaction, the Plan, the CBCA Proceedings, any Alternative Implementation Process, or the actions or transactions contemplated herein, or any other actions or matters related directly or indirectly to the foregoing, provided that the Released Parties shall not be released from or in respect of any of their respective obligations under the Support Agreement, the Subscription Agreement, the Plan or any document ancillary to any of the foregoing.
Concordia shall have the right, subject to the prior written consent of the Majority Initial Consenting Debtholders, to release other parties pursuant to the Releases, provided that any such additional Releases provide the Company with value, as acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably.

Definitive Documentation
The parties will work in good faith to negotiate, execute and deliver definitive documentation (the “Definitive Documentation”) necessary to implement the Recapitalization Transaction in accordance with the terms set out in this Term Sheet and in form and substance acceptable to Concordia and the Majority Initial Consenting Debtholders, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties, as applicable, each acting reasonably.
At the request of any Initial Consenting Secured Debtholder, acting reasonably, Concordia shall incorporate language to the Plan or the Final Order to ensure that the exchange of the Secured Debtholder Claims contemplated pursuant to the Recapitalization Transaction and the Plan shall be deemed to be an amendment and restatement of the Secured Debt Documents as part of the completion of the Recapitalization Transaction in the CBCA Proceedings.

Tax Considerations
Subject to the terms hereof, the Recapitalization Transaction shall be structured in a tax efficient manner for the Company, including to preserve favourable tax attributes to the extent practicable, which structure shall be acceptable to the Company, and reasonably acceptable to the Majority Consenting Private Placement Parties.

Management Incentive Plan
The Recapitalization Transaction shall provide for a management equity incentive plan (the “Management Incentive Plan”) acceptable to Concordia and the Majority Initial Consenting Debtholders. The Management Incentive Plan will permit the granting of various types of equity awards, including stock options, share appreciation rights, restricted shares, restricted share units, deferred share units and other share-based awards as determined by the board of directors of Concordia (or the applicable compensation committee) following the Effective Date. The aggregate number of common shares that may be issued pursuant to the Management Incentive Plan shall not exceed 7.5% of the common shares of Concordia outstanding upon implementation of the Recapitalization Transaction.  Awards issuable under the Management Incentive Plan shall be determined by the Board of Directors of Concordia (or the applicable compensation committee) following the Effective Date.

Change of Control
Any change of control or other termination provisions contained in any material third party contracts with Concordia (for certainty, not including employment agreements) that may result in the termination of such material contract and/or a material payment by Concordia to another party as a result of the completion of the Recapitalization Transaction shall be addressed in a manner acceptable to Concordia and the Majority Consenting Private Placement Parties, each acting reasonably.

Governance	Governance matters shall be agreed to by Concordia, acting reasonably, and the Majority Consenting Private Placement Parties as part of the Definitive Documentation.
D&O Indemnification and Insurance
All existing directors and officers insurance coverage and indemnification obligations shall be unaffected by the Recapitalization Transaction and shall continue in effect pursuant to their applicable terms, and shall not be cancelled, terminated or amended in any manner that would decrease or eliminate the benefit provided thereby to any officer, manager, or director.

Other Conditions and Approvals
The Recapitalization Transaction shall be subject to approvals and conditions as are agreed to and included in the Support Agreement and other Definitive Documentation, including, without limitation, those customary for transactions of this nature, including, without limitation, court approval, applicable stakeholder approval as may be determined by the applicable Court, and any applicable stock exchange and other regulatory approvals, as applicable.

Public Announcements
All public announcements in respect of the Recapitalization Transaction shall be made solely by Concordia, provided that any such public announcements shall be in form and substance acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably, and provided further that nothing shall prevent a party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable law, subject to any applicable confidentiality agreement(s).

No Admission	Nothing in this Term Sheet is or shall be deemed to be an admission of any kind.
Currency	All amounts in this Term Sheet are in U.S. dollars unless otherwise stated.
Notices
All notices, requests, consents and other communications hereunder shall be contained in a written instrument and may be delivered in person or sent by internationally-recognized overnight courier or email.

VII. DEFINITIONS
Affiliate	“Affiliate” means any related fund or account, subsidiary of same fund manager, managed by same investment manager or affiliated investment managers.
Agents	“Agents” means, collectively, the Secured Term Loan Agent and the Unsecured Equity Bridge Loan Agent.
Agents’ Fees and Expenses
“Agents’ Fees and Expenses” means (i) the compensation, the reasonable and documented fees, expenses and disbursements, and the indemnity claims of the Secured Term Loan Agent, in each case in accordance with the Secured Term Loan Agreement, including without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Term Loan Agent, acting reasonably, whether prior to or after the public announcement of the Recapitalization Transaction and prior to the Effective Date, in each case in accordance with the Secured Term Loan Agreement, and (ii) the compensation, the reasonable and documented fees, expenses and disbursements, and the indemnity claims of the Unsecured Equity Bridge Loan Agent, in each case in accordance with the Unsecured Equity Bridge Loan Agreement, including without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Unsecured Equity Bridge Loan Agent, acting reasonably, whether prior to or after the public announcement of the Recapitalization Transaction and prior to the Effective Date, in each case in accordance with the Unsecured Equity Bridge Loan

Agreement.
Bankruptcy Court	“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York.
Consenting Debtholders	“Consenting Debtholders” means, collectively, the Consenting Secured Debtholders and the Consenting Unsecured Debtholders.
Consenting Secured Debtholders	“Consenting Secured Debtholders” means, collectively, the Secured Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement or a Joinder Agreement thereto.
Consenting Unsecured Debtholders	“Consenting Unsecured Debtholders” means, collectively, the Unsecured Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement or a Joinder Agreement thereto.
Court	“Court” means the Ontario Court or the Bankruptcy Court, as applicable.
Debt	“Debt” means, collectively, the Secured Debt and the Unsecured Debt.
Debt Documents	“Debt Documents” means, collectively, the Secured Debt Documents and the Unsecured Debt Documents.
Debtholders	“Debtholders” means, collectively, the Secured Debtholders and the Unsecured Debtholders.
Early Consent Date	“Early Consent Date” means June 6, 2018, or such later date as Concordia may determine.
Early Consenting Secured Debtholder
“Early Consenting Secured Debtholder” means a Secured Debtholder that (i) executes the Support Agreement or a Joinder Agreement prior to the Early Consent Date and complies with all of its obligations under the Support Agreement in all material respects (including for certainty, and without limitation, voting in favour of the Plan prior to the voting deadline), other than a beneficial Noteholder, or (ii)  votes in favour of the Plan prior to the Early Consent Date, or (iii) otherwise supports the Plan in a manner satisfactory to Concordia and the Majority Initial Consenting Debtholders.

Early Consenting Unsecured Debtholder	“Early Consenting Unsecured Debtholder” means an Unsecured Debtholder that (i) executes the Support Agreement or a Joinder

Agreement prior to the Early Consent Date and complies with all of its obligations under the Support Agreement in all material respects (including for certainty, and without limitation, voting in favour of the Plan prior to the voting deadline), other than a beneficial Noteholder, or (ii)  votes in favour of the Plan prior to the Early Consent Date, or (iii) otherwise supports the Plan in a manner satisfactory to Concordia and the Majority Initial Consenting Debtholders.

Equity Claim	“Equity Claim” means an equity claim (as defined in section 2(1) of the Companies’ Creditors Arrangement Act) in respect of Concordia.
Equity Unsecured Bridge Loan Settlement	“Equity Unsecured Bridge Loan Settlement” means the settlement and termination of the Two Year Equity Bridge Credit and Guaranty Agreement, as agreed to by Concordia and the lenders party thereto.
EUR/USD Exchange Rate	“EUR/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to Euro exchange rate.
EUR New Senior Secured Term Loans	“EUR New Senior Secured Term Loans” means New Senior Secured Term Loans denominated in Euros.
Existing Equity	“Existing Equity” means all Existing Shares and all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor.
Existing Equity Claims Relief
“Existing Equity Claims Relief” means an order of the Ontario Court, in form and substance satisfactory to Concordia and the Majority Consenting Private Placement Parties, each acting reasonably, that provides that from and after the Effective Date: (i) any Person having an Existing Equity Class Action Claim against Concordia or any of its current or former officers and/or directors shall only be permitted to continue its Existing Equity Class Action Claim to the point of determination of liability, if any, and seeking the enforcement of any judgement solely as against the Insurance Policies, to the extent available in respect of any such Existing Equity Class Action Claim; (ii) any such Person shall be irrevocably and forever limited solely to recovery from the proceeds of the Insurance Policies payable on behalf of Concordia or its directors and officers in respect of any such Existing Equity Class Action Claim; (iii) any such Person shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from the Company (including its subsidiaries) or any of their respective current or former officers and directors in respect of an Existing Equity Class Action Claim, other than enforcing such Person’s rights to be paid by the applicable insurer(s) from the proceeds of the applicable Insurance Policies; (iv) the foregoing shall not prejudice, compromise, release or otherwise affect any right or defence of any insurer in respect of an Insurance Policy; and (v) all Equity Claims (including, for greater certainty, all Equity Claims in respect of the Existing Shares arising on or prior to the Effective Date) other than the Existing Equity Class Action Claims and all Existing Equity other than the Existing Shares shall be terminated, cancelled, released, dismissed and enjoined pursuant to the Plan and the Final Order.

Existing Equity Class Action Claims
“Existing Equity Class Action Claims” means, collectively, (i) the claims asserted in the proceedings pending before the Ontario Superior Court of Justice under the title Ronald J. Valliere and Shauntelle Paul v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. CV-17-584809-00CP), (ii) the claims asserted in the proceedings pending before the Superior Court of Quebec under the title Robert Landry v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 500-06-000834-164), (iii) the claims asserted in the proceedings pending before the United States District Court for the Southern District of New York under the title Andrew Meyer, individually and On Behalf of All Others Similarly Situated v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 1:16-cv-06467), and (iv) any claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above

Existing Shareholders	“Existing Shareholders” means holders of the Existing Shares.
Existing Shares	“Existing Shares” means all existing common shares of Concordia on the Effective Date immediately prior to the implementation of the Recapitalization Transaction.
Existing Shares Dilution	“Existing Shares Dilution” means dilution resulting from Existing Shareholders retaining their Existing Shares pursuant to the Plan, subject to the share consolidation pursuant to the Plan.
FX Date	“FX Date” means the date that is ten (10) days prior to the anticipated Effective Date, or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders.
Governmental Entity	“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

Initial Consenting Debtholders	“Initial Consenting Debtholders” means, collectively, the Initial Consenting Secured Debtholders and the Initial Consenting Unsecured Debtholders.
Initial Consenting Debtholders Advisors	“Initial Consenting Debtholders Advisors” means, collectively, the Initial Consenting Secured Debtholders Advisors and the Initial Consenting Unsecured Debtholders Advisors.
Initial Consenting Secured Debtholders
“Initial Consenting Secured Debtholders” means, collectively, the Consenting Secured Debtholders that executed the Support Agreement on May 1, 2018, which are represented by the Initial Consenting Secured Debtholders Advisors as of May 1, 2018.

Initial Consenting Secured Debtholders Advisors
“Initial Consenting Secured Debtholders Advisors” means, collectively, Osler, Hoskin & Harcourt LLP and White & Case LLP, as legal advisors, Houlihan Lokey Capital, Inc., as financial advisor, and Deloitte LLP, as tax advisor, to the Initial Consenting Secured Debtholders.

Initial Consenting Unsecured Debtholders
“Initial Consenting Unsecured Debtholders” means, collectively, the Consenting Unsecured Debtholders that executed the Support Agreement on May 1, 2018, which are represented by the Initial Consenting Unsecured Debtholders Advisors as of May 1, 2018.

Initial Consenting Unsecured Debtholders Advisors
“Initial Consenting Unsecured Debtholders Advisors” means, collectively, Paul, Weiss Rifkind, Wharton & Garrison LLP, Bennett Jones LLP, and Ashurst LLP, as legal advisors, and Greenhill & Co., LLC, as financial advisor, to the Initial Consenting Unsecured Debtholders.

Insurance Policies	“Insurance Policies” means, collectively, the insurance policies of Concordia that are available to pay insured claims in respect of Concordia or its current or former directors and officers.
Joinder Agreement	“Joinder Agreement” means a joinder agreement, the form of which will be appended to the form of the Support Agreement, pursuant to which a Secured Debtholder or Unsecured Debtholder agrees, among other things, to be bound by and subject to the terms of the Support Agreement and thereby become a Consenting Secured Debtholder or a Consenting Unsecured Debtholder, as applicable.
Majority Consenting Private Placement Parties
“Majority Consenting Private Placement Parties” means Private Placement Parties holding in aggregate more than two-thirds (66.67%) of the aggregate Private Placement Commitments under the Subscription Agreement.

Majority Initial Consenting Debtholders	“Majority Initial Consenting Debtholders” means, collectively, (i) the Majority Initial Consenting Secured Debtholders, and (ii) the Majority Initial Consenting Unsecured Debtholders.
Majority Initial Consenting Secured Debtholders
“Majority Initial Consenting Secured Debtholders” means Initial Consenting Secured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Secured Debt held by all Initial Consenting Secured Debtholders.

Majority Initial Consenting Unsecured Debtholders
“Majority Initial Consenting Unsecured Debtholders” means Initial Consenting Unsecured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Unsecured Debt held by all Initial Consenting Unsecured Debtholders.

MIP Dilution	“MIP Dilution” means dilution resulting from the issuance of any common shares, options or other rights to acquire common shares issued pursuant to the Management Incentive Plan.
New Senior Secured Debt Aggregate Principal Amount
“New Senior Secured Debt Aggregate Principal Amount” means such principal amount of the New Senior Secured Debt that shall result in Secured Debtholders receiving aggregate consideration under the Plan in an amount equal to 93.3835% of the principal amount of the Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) taking into account the Cash Pay-down and the Secured Debtholder Early Consent Cash Consideration (but not taking into account any Additional Cash Amount), and assuming as part of such calculation that Secured Debtholders that are not Early Consenting Secured Debtholders receive the Secured Debtholder Early Consent Cash Consideration that they would have been entitled to under the Plan if they were Early Consenting Secured Debtholders.

New Senior Secured	“New Senior Secured Notes” means the new senior secured notes

Notes
issued by Concordia on the Effective Date pursuant to the Plan (which New Senior Secured Notes shall be issued pursuant to a new secured notes indenture or, at the election of the Majority Initial Consenting Secured Debtholders, pursuant to an amendment and restatement of the Secured Notes Indenture). The New Senior Secured Notes shall have the terms and conditions set out in Schedule D-2 hereto, and/or such other terms and conditions as may be agreed to by Concordia, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties, each acting reasonably; provided, however, that such terms shall include limited covenants. The principal amount of the New Senior Secured Notes shall not exceed $300 million and the aggregate principal amount of the New Senior Secured Notes and the New Senior Secured Term Loan shall collectively be equal to the New Senior Secured Debt Aggregate Principal Amount.

New Senior Secured Term Loan
“New Senior Secured Term Loan” means the new senior secured term loan issued by Concordia on the Effective Date pursuant to the Plan (which New Senior Secured Term Loan shall be issued pursuant to a new secured term loan agreement or, at the election of the Majority Initial Consenting Secured Debtholders, pursuant to an amendment and restatement of the Secured Term Loan Agreement). The New Senior Secured Term Loan shall have the terms and conditions set out in Schedule D-1 hereto, and/or such other terms and conditions as may be agreed to by Concordia, the Majority Initial Consenting Secured Debtholders and the Majority Consenting Private Placement Parties, each acting reasonably; provided, however, that such terms shall include limited covenants. The aggregate principal amount of the New Senior Secured Notes and the New Senior Secured Term Loan shall collectively be equal to the New Senior Secured Debt Aggregate Principal Amount.

Non-Elected EUR New Senior Secured Term Loans
“Non-Elected EUR New Senior Secured Term Loans” means, if applicable, EUR New Senior Secured Term Loans in a principal amount equal to €300 million less the Elected EUR New Senior Secured Term Loan Amount.

Noteholder
“Noteholder” means a holder of (i) 9.000% First Lien Senior Secured Notes due 2022 issued under the Secured Notes Indenture, (ii) 7.000% Senior Unsecured Notes due 2023 issued under the 7.000% Unsecured Notes Indenture, or (iii) 9.500% Senior Unsecured Notes due 2022 issued under the 9.500% Unsecured Notes Indenture, as applicable.

Obligations
“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document.

Person
“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

Preliminary Interim Order	“Preliminary Interim Order” means the Preliminary Interim Order granted by the Ontario Court on October 20, 2017 in the CBCA Proceedings, as may be amended by the Ontario Court.
Pro-Rata Share and Pro-Rata Basis
“Pro-Rata Share” and “Pro-Rata Basis” shall be determined as follows:
(i)    in respect of an Unsecured Debtholder, based on the principal amount of Unsecured Debt, plus accrued and unpaid interest thereon (calculated at the contractual non-default rate), held by such Unsecured Debtholder as at the Record Date, divided by the aggregate principal amount of Unsecured Debt, plus accrued and unpaid interest thereon (calculated at the contractual non-default rate), as at the Record Date;
(ii)    in respect of a Secured Debtholder, based on the principal amount of the applicable Secured Debt, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums, held by such Secured Debtholder as at the Record Date, divided by the aggregate principal amount of the applicable Secured Debt, reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums, as at the Record Date (subject to converting Secured Debt denominated in GBP to US dollars based on the applicable exchange rate on the FX Date); and
(iii)    in respect of an Early Consenting Unsecured

 Debtholder in respect of the Unsecured Debtholder Early Consent Shares, based on the principal amount of Unsecured Debt, plus accrued and unpaid interest thereon (calculated at the contractual non-default rate), held by such Early Consenting Unsecured Debtholder as at the Record Date and voted in favour of the Plan (i) by the Early Consent Date, or (ii) in the case of an Early Consenting Unsecured Debtholder that is party to the Support Agreement (other than in respect of any Unsecured Notes it does not hold in registered form), by the voting deadline for the Plan, divided by the aggregate principal amount of Unsecured Debt, plus accrued and unpaid interest thereon (calculated at the contractual non-default rate), as at the Record Date.

Secured Debt	“Secured Debt” means, collectively, the debt outstanding under the Secured Debt Documents.
Secured Debt Documents
“Secured Debt Documents” means, collectively: (i) the Secured Term Loan Agreement; (ii) the Secured Notes Indenture; (iii) the Swap Agreement; and (iv) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing.

Secured Debtholders	“Secured Debtholders” means, collectively, the holders of the Secured Debt, in their capacity as such.
Secured Notes Indenture
“Secured Notes Indenture” means the Indenture for 9.000% First Lien Senior Secured Notes Due 2022 dated October 13, 2016 by and among Concordia International Corp., the guarantors party thereto, and the Secured Notes Trustee.

Secured Notes Trustee	“Secured Notes Trustee” means U.S. Bank National Association, as Trustee and as Collateral Agent under the Secured Notes Indenture.
Secured Term Loan Agent	“Secured Term Loan Agent” means Goldman Sachs Bank USA, as Administrative Agent and Collateral Agent under the Secured Term Loan Agreement.
Secured Term Loan Agreement
“Secured Term Loan Agreement” means the Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, Goldman Sachs Bank USA, as

Administrative Agent and Collateral Agent, and the lenders and the other parties thereto.
Subordinated Promissory Note	“Subordinated Promissory Note” means the Non-Negotiable Subordinated Secured Promissory Note made by Concordia Healthcare Inc. in favor of Guillermo Herrera, dated December 20, 2013.
“Secured Swap Lender”	means Goldman Sachs International, the swap provider under the Secured Swap Instruments, and any permitted assignee;
Swap Agreement
“Swap Agreement” means, collectively, (i) the International Swaps and Derivatives Association 2002 Master Agreement dated as of August 15, 2016, between Goldman Sachs International and Concordia Investments (Jersey) Limited (the “ISDA”); (ii) the Swap Confirmations entered into as of August 17, 2016 and November 8, 2016 between Goldman Sachs International and Concordia Investments (Jersey) Limited in accordance with the ISDA; and (iii) the Settlement Agreement entered into as of November 25, 2017 between Goldman Sachs International and Concordia.

Trustees	“Trustees” means, collectively, the Secured Notes Trustee and the Unsecured Notes Trustees.
Trustees’ Fees and Expenses
“Trustees’ Fees and Expenses” means the compensation, the reasonable and documented fees, expenses and disbursements, and the indemnity claims of the Trustees, in each case in accordance with, as applicable, the Secured Notes Indenture, the 7.000% Unsecured Notes Indenture or the 9.500% Unsecured Notes Indenture, including without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Trustees, acting reasonably, whether prior to or after the public announcement of the Recapitalization Transaction and prior to the Effective Date, in each case in accordance with, as applicable, the Secured Notes Indenture, the 7.000% Unsecured Notes Indenture or the 9.500% Unsecured Notes Indenture.

TSX	“TSX” means the Toronto Stock Exchange.
Two Year Equity Bridge Credit and Guaranty Agreement
“Two Year Equity Bridge Credit and Guaranty Agreement” means the Two Year Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, the administrative agent, and the lenders from time to time party thereto.
Unsecured Debt	“Unsecured Debt” means, collectively, the debt outstanding under the Unsecured Debt Documents.
Unsecured Debt Documents
“Unsecured Debt Documents” means, collectively: (i) the Indenture for 7.000% Senior Unsecured Notes Due 2023 dated April 21, 2015 by and among Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, and U.S. Bank National Association, as Trustee (the “7.000% Unsecured Notes Indenture”); (ii) the Indenture for 9.500% Senior Unsecured Notes Due 2022 dated October 21, 2015 by and among Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, and U.S. Bank National Association, as Trustee (the “9.500% Unsecured Notes Indenture”); (iii) the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia International Corp. (f/k/a Concordia Healthcare Corp.), the guarantors party thereto, Wilmington Trust, National Association, as Administrative Agent, and the lenders party thereto; (iv) the Subordinated Promissory Note; and (v) all related documentation, including, without limitation, all guarantee documentation, related to the foregoing; provided that Concordia may elect to exclude the Subordinated Promissory Note from the Unsecured Debt Documents and address the Subordinated Promissory Note in a manner acceptable to Concordia and the Majority Consenting Private Placement Parties.

Unsecured Debtholders	“Unsecured Debtholders” means, collectively, the holders of the Unsecured Debt, in their capacity as such.
Unsecured Equity Bridge Loan Agent	“Unsecured Equity Bridge Loan Agent” means Wilmington Trust, National Association, as Administrative Agent under the Unsecured Equity Bridge Loan Agreement.
Unsecured Equity Bridge Loan Agreement
“Unsecured Equity Bridge Loan Agreement” means the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the Unsecured Equity Bridge Loan Agent, and the lenders party thereto.

Unsecured Notes Trustees
“Unsecured Notes Trustees” means, collectively, (i) U.S. Bank National Association, in its capacity as trustee under the 7.000% Unsecured Notes Indenture, and (ii) U.S. Bank National Association, in its capacity as trustee under the 9.500% Unsecured

Notes Indenture.
USD New Senior Secured Term Loans	“USD New Senior Secured Term Loans” means New Senior Secured Term Loans denominated in U.S. dollars.

Schedule A
List of Subsidiary Guarantors of Concordia International Corp.

Concordia Investments (Jersey) Limited
Concordia Financing (Jersey) Limited
Concordia Pharmaceuticals Inc., S.a R.L
Concordia Laboratories Inc., S.a R.L
Amdipharm Holdings S.A R.L
Amdipharm AG
Amdipharm B.V.
Amdipharm Limited
Amdipharm Mercury Holdco UK Limited
Amdipharm Mercury UK Ltd
Concordia Holdings (Jersey) Limited
Amdipharm Mercury International Limited
Concordia Investment Holdings (UK) Limited
Mercury Pharma Group Limited
Concordia International Rx (UK) Limited
Abcur AB
Mercury Pharmaceuticals Limited
Focus Pharma Holdings Limited
Focus Pharmaceuticals Limited
Mercury Pharma (Generics) Limited
Mercury Pharmaceuticals (Ireland) Limited
Mercury Pharma International Limited

Schedule B
CCAA Timeline and Terms

1.
To the extent the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their absolute and sole discretion, have consented to the implementation of the Recapitalization Transaction through the CCAA Proceedings, then the actions necessary to structure and implement the Recapitalization Transaction pursuant to the Plan in CCAA Proceedings will be completed on or by such dates agreed to by Concordia and the Majority Initial Consenting Debtholders:

(a)	Concordia shall commence the CCAA Proceedings and obtain an initial order in form acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably;

(b)
the Ontario Court shall approve the Plan pursuant to a sanction order in form acceptable to the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion; and

(c)
the Effective Date shall have occurred on or prior to a date agreed to by the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion.

2.	The Recapitalization Transaction to be implemented pursuant to the Plan in CCAA Proceedings may be modified as agreed by the Company and the Majority Initial Consenting Debtholders.

Schedule C
Chapter 11 Timeline and Terms

1.
The actions necessary to structure and implement the Recapitalization Transaction pursuant to the Plan in a Chapter 11 Process will be completed within the following timeline (or such other dates as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably):

(a)	Concordia shall commence the Chapter 11 Process with the Bankruptcy Court by August 31, 2018 (the “Petition Date”);

(b)
Concordia shall file the disclosure statement for the Plan (the “Disclosure Statement”) and the Plan, in forms acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably, on the Petition Date;

(c)
Concordia shall obtain an entry of an interim order by the Bankruptcy Court authorizing it to use cash collateral within five (5) days of the Petition Date, which shall contain customary stipulations between Concordia and the Secured Debtholders with respect to the Secured Debt and the following adequate protection provisions:

(i)
the current payment during the Chapter 11 Process of the reasonable fees and expenses of the Initial Consenting Secured Debtholders Advisors pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such advisors;

(ii)
the current payment of all reasonable and documented fees, expenses, indemnities and other amounts owing to the Secured Term Loan Agent including, without limitation, the current payment of all reasonable and documented professional fees and expenses owing to the Secured Term Loan Agent pursuant to Section 10.5 of the Secured Term Loan Agreement;

(iii)
the reasonable and documented fees, expenses and disbursements of the Secured Swap Lender (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Swap Lender, acting reasonably);

(iv)	customary superpriority claims and liens in favor of the secured parties under the Secured Debt Documents;

(v)	continued satisfaction on a timely basis of all reporting obligations under the Secured Term Loan Agreement, unless otherwise agreed to by the Secured Term Loan Agent and the Company;

(vi)	unless otherwise agreed to by the Majority Initial Consenting Unsecured Debtholders, the current payment during the Chapter 11 Process of the reasonable fees and expenses of the Initial Consenting Unsecured Debtholders Advisors in their capacity as advisors to certain Consenting Debtholders holding Secured Debt; and

(vii)
cash payments to the holders of Secured Debt (which payments Concordia shall pay on a monthly basis) in an amount equal to the sum of (a) current non-default interest or default interest accruing under the applicable governing documents, as applicable, determined in accordance with the section titled “Determination of Claim Amounts”; provided, however, that any payment of interest on a current basis during the Chapter 11 Process shall be subject to recharacterization as payments of principal to the extent of entry of a court order finding the holders of Secured Debt to be undersecured, plus (b) any fees and expenses accruing in respect of any Letters of Credit (as defined in the Secured Term Loan Agreement).

(d)
Concordia shall obtain an entry of a final order by the Bankruptcy Court authorizing it to use cash collateral within forty five (45) days of the Petition Date, which shall contain the adequate protection provisions substantially similar to those in the interim order; provided that with respect to the clauses (c) and (d) hereof, to the extent any deadline set forth in Schedule C is extended, (i) the Company may seek to enter into debtor-in-possession financing that is on terms reasonably acceptable to the Company and the Majority Initial Consenting Debtholders, each acting reasonably and (ii) the Majority Initial Consenting Debtholders may, acting reasonably, request modifications to the adequate protection set forth in either the interim or final order authorizing the use of cash collateral; provided further, that in the event the Recapitalization Transaction does not occur, the Secured Debtholders and Unsecured Debtholders reserve all rights with respect to (i) the Company’s ability to enter into debtor-in-possession financing and (ii) any adequate protection in connection with the use of cash collateral and/or debtor-in-possession financing;

(e)	Concordia shall obtain entry of an order by the Bankruptcy Court approving the Disclosure Statement and confirming the Plan on or prior to the date that is 60 days after the Petition Date; and

(f)	the Effective Date shall have occurred on or prior to the date that is 90 days after the Petition Date.

2.
The Recapitalization Transaction to be implemented pursuant to the Plan in a Chapter 11 Process shall be modified as follows (and as further agreed by the Company and the Majority Initial Consenting Debtholders):

(a)
In full and final settlement of the Secured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees and security pertaining to the Secured Debt, and the cancellation of the Secured Debt Documents, each Secured Debtholder will become entitled to and shall receive on the Effective Date: (i) payment in full, in cash, of post-petition interest at the non-default rate or default rate, as applicable under the section titled “Determination of Claim Amounts”, in respect of the Secured Debt held by such Secured Debtholder, (ii) its Pro-Rata Share of the Cash Pay-down; (iii) its Pro-Rata Share of the New Senior Secured Debt, in the form of the New Senior Secured Term Loan and/or the New Senior Secured Notes, subject to the allocations set out in the Term Sheet, and (iv) cash consideration equal to 5% of the principal amount (which shall be calculated by reducing such principal amount by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) of Secured Debt held by such Secured Debtholder. For certainty, the aggregate amount of consideration payable to Secured Debtholders under the Plan shall equal 93.3835% of the principal amount of such Secured Debtholders’ Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums and not taking into account consideration pursuant to Section 2(d) of this Schedule C).

(b)
In full and final settlement of the Unsecured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees pertaining to the Unsecured Debt, and the cancellation of the Unsecured Debt Documents, each Unsecured Debtholder will become entitled to and shall receive on the Effective Date its Pro Rata Share of common shares of Concordia representing 12% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution and any Existing Shares Dilution or dilution resulting from the issuance of common shares to Secured Debtholders in accordance with Section 2(d) of this Schedule C, as applicable).

(c)
Concordia and the Majority Consenting Private Placement Parties may elect to exclude the Subordinated Promissory Note from the Unsecured Debt Documents and address the Subordinated Promissory Note in a manner acceptable to Concordia and the Majority Consenting Private Placement Parties.

(d)
Unless otherwise agreed by the Majority Consenting Private Placement Parties, all Existing Shares shall be cancelled without any consideration therefor. Unless otherwise agreed by the Majority Consenting Private Placement Parties, each Secured Debtholder shall receive its Pro-Rata Share of such number of common shares of Concordia as determined by the Majority Consenting Private Placement Parties, acting reasonably, which shall in no case exceed 0.35% of the amount of outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction (subject to MIP Dilution).

(e)	The definition of “Equity Claim” shall mean any ‘equity security’ as defined in section 101(16) of the Bankruptcy Code.

(f)	The Additional Cash Amount shall not be payable in the Chapter 11 Process.

(g)
Unless otherwise agreed by Concordia and the Majority Consenting Private Placement Parties, the Private Placement Parties shall not be entitled to apply the cash consideration amounts set out in sub-sections 2(a)(ii) and (iv) towards their Private Placement Commitments.

SCHEDULE D-1
NEW SENIOR SECURED TERM FACILITY
SUMMARY OF TERMS AND CONDITIONS
Set forth below is a summary of the principal terms and conditions for the New Senior Secured Term Facility. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Term Sheet for the Recapitalization Transaction (the “Recapitalization Transaction Term Sheet”) to which this Schedule D-1 is attached or on Schedule D-2 (including the Annexes hereto and thereto) attached thereto.

PARTIES
Borrower:	Concordia International Corp. (in such capacity, the “Borrower”).
Guarantors:
Same as the Existing Credit Agreement (as defined below), with all obligations of the Borrower under the New Senior Secured Term Facility and, at the Borrower’s option, under any currency, interest rate protection or other hedging agreement (other than Excluded Swap Obligations (as defined below)) (a “Secured Hedging Agreement”) and any cash management arrangement (a “Secured Cash Management Arrangement”), in each case entered into with a New Senior Secured Term Lender (as defined below) and/or the Administrative Agent (as defined below) or any person that is an affiliate of a New Senior Secured Term Lender and/or the Administrative Agent at the time the relevant transaction is entered into (collectively, the “Borrower Obligations”) will be unconditionally guaranteed on a senior basis (a “Guaranty”) by each of the Borrower’s wholly-owned Restricted Subsidiaries other than (a) Unrestricted Subsidiaries (as defined below), (b) immaterial subsidiaries subject to thresholds to be consistent with the Existing Credit Agreement (“Immaterial Subsidiaries”), (c) any not-for-profit subsidiary, captive insurance subsidiary and/or special purpose entity used for permitted securitization facilities, if any, (d) any subsidiary to the extent that the burden or cost of providing such Guaranty outweighs the benefit afforded thereby as reasonably determined by the Administrative Agent and the Borrower, (e) any subsidiary acquired by the Borrower that, at the time of the relevant acquisition, is an obligor in respect of assumed indebtedness permitted by the Term Loan Definitive Documentation to the extent (and for so long as) the documentation governing the applicable assumed indebtedness prohibits such subsidiary from providing a Guaranty; provided that the relevant restriction was not entered into in contemplation of the relevant acquisition, (f) any Subsidiary the provision of a Guaranty by which would result in material adverse tax consequences as determined by the Borrower in consultation with the Administrative Agent and/or (g) any subsidiary that is prohibited by applicable law, rule, regulation or contract from providing a Guaranty or which would require governmental (including regulatory) consent, approval, license or authorization to provide a Guaranty (unless such consent, approval, license or authorization has been received) (collectively, the “Guarantors”; the

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Borrowers and the Guarantors, collectively, the “Loan Parties”).

For purposes of the Term Loan Definitive Documentation, (a) “Restricted Subsidiary” means any existing or future direct or indirect subsidiary of the Borrower other than any Unrestricted Subsidiary (as defined below), and (b) “Excluded Swap Obligation” means any obligation under any Secured Hedging Agreement if and to the extent that all or a portion of the Guaranty of the relevant Guarantor, or the grant by the relevant Guarantor of a security interest to secure such obligation is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of the relevant Guarantor’s failure to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the relevant Guaranty or security interest becomes effective.

Notwithstanding the foregoing, any Restricted Subsidiary of the Borrower that is not otherwise required to provide a Guaranty and domiciled in an Acceptable Guarantor Jurisdiction (as defined below) (or any other jurisdiction as agreed by the Administrative Agent and the Required Lenders) may elect to provide a Guaranty and become a Guarantor and a Loan Party for all purposes under the Term Loan Definitive Documentation (any such Restricted Subsidiary, a “Discretionary Guarantor”), subject to the provision of any information reasonably requested by the Administrative Agent for purposes of its ongoing compliance obligations under applicable “know your customer” rules and regulations, including the PATRIOT Act, and the execution and delivery of all applicable Term Loan Definitive Documentation.

Administrative Agent and Collateral Agent:	[●] will act as the sole and exclusive administrative agent and collateral agent for the New Senior Secured Term Lenders (as defined below) (in such capacities, the “Administrative Agent”).
New Senior Secured Term Loan Lenders:
Secured Debtholders which receive New Senior Secured Term Loans in connection with the Recapitalization Transaction (collectively, and together with any person that becomes a lender by assignment as set forth under the heading “Assignments and Participations” below, the “New Senior Secured Term Lenders”).

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TYPE AND AMOUNT OF NEW SENIOR SECURED TERM FACILITY
New Senior Secured Term Facility:
Type and Amount:
A New Senior Secured Term facility (the “New Senior Secured Term Facility”) in an aggregate principal amount to be determined based on mechanisms in the Recapitalization Transaction Term Sheet, including adjustments outlined therein (the loans thereunder, the “New Senior Secured Term Loans”), which shall be issued or distributed in connection with the Recapitalization Transaction on the Closing Date.

Repayments and prepayments of the New Senior Secured Term Loans may not be re-borrowed.
Maturity:	The New Senior Secured Term Loans will mature on the date which is 6 years following the Closing Date (the “New Senior Secured Term Loan Maturity Date”)
Amortization:
Commencing on the last day of the first full fiscal quarter ending after the Closing Date, the New Senior Secured Term Loans will be repayable in equal quarterly installments of 2.00% per annum of the original principal amount of the New Senior Secured Term Loans.

New Senior Secured Incremental Term Facility:
The Borrower will have the right, from time to time, on one or more occasions, to add one or more incremental term facilities and/or increase the New Senior Secured Term Facility (each, a “New Senior Secured Incremental Term Facility”) on terms and conditions agreed by the Borrower and the relevant New Senior Secured Incremental Term Facility lenders in an aggregate outstanding principal amount not to exceed an unlimited amount so long as, after giving effect to the relevant New Senior Secured Incremental Term Facility, (1) if such New Senior Secured Incremental Term Facility is secured by a lien on the Collateral that is pari passu with the lien on the Collateral securing the New Senior Secured Term Facility, the Secured Net Leverage Ratio (as defined below) does not exceed 5.00:1.00 or (2) if such New Senior Secured Incremental Term Facility is secured by a lien that is junior to the lien on the Collateral securing New Senior Secured Term Facility, is secured by a lien on assets other than the Collateral or is unsecured, the Total Net Leverage Ratio (as defined below) does not exceed 6.50:1.00, in each case, calculated on a pro forma basis, including the application of the proceeds thereof (without “netting” the cash proceeds of the applicable New Senior Secured Incremental Term Facility to the Borrower); provided, that, at the time of the addition thereof:

(i)No default or event of default exists or shall exist after giving effect to such New Senior Secured Incremental Term Facility; provided that if the primary purpose of proceeds of such loans incurred under the New Senior Secured Incremental Term Facility is to finance a Limited Condition Transaction (as defined below) then

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the foregoing shall be limited to no default or event of default on the date of signing the definitive documentation for such transaction and no payment or bankruptcy default on the date of incurrence;
(ii)    any New Senior Secured Incremental Term Facility will have a final maturity date no earlier than the then-existing New Senior Secured Term Loan Maturity Date;

(iii)    the weighted average life to maturity applicable to each New Senior Secured Incremental Term Facility shall not be shorter than the weighted average life to maturity of the then-existing New Senior Secured Term Facility;

(iv)    the interest rate applicable to any New Senior Secured Incremental Term Facility will be determined by the Borrower and the lenders providing such New Senior Secured Incremental Term Facility and, in the case of any New Senior Secured Incremental Term Facility that is pari passu with the New Senior Secured Term Loans funded on the Closing Date (the “New Senior Secured Term Loans”) in right of payment and with respect to security, such interest rate will not be more than 0.50% higher than the corresponding interest rate applicable to the New Senior Secured Term Loans unless the interest rate margin with respect to the New Senior Secured Term Loans is adjusted to be equal to the interest rate with respect to the relevant New Senior Secured Incremental Term Facility, minus, 0.50%; provided that this clause (iv) shall only be effective until the date that is 48 months after the Closing Date; provided, further, that in determining the applicable interest rate: (A) underwriting, OID, commitment or upfront fees or similar fees paid by the Borrower in connection with such New Senior Secured Incremental Term Facility or the New Senior Secured Term Loans payable by the Borrower generally to all of the lenders of such incremental indebtedness (based on a 4-year average life to maturity) shall be included, (B) any amendment to the Applicable Margin on the New Senior Secured Term Loans that became effective after the Closing Date but prior to the time of the addition of such New Senior Secured Incremental Term Facility shall be included, (C) if the New Senior Secured Term Loans or such New Senior Secured Incremental Term Facility includes any “LIBOR”, “EURIBOR” or “ABR” interest rate floor, and the Published LIBO Rate or ABR on the applicable date of determination is less than such “LIBOR”, “EURIBOR” or ABR interest rate floor, the resulting

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difference will be equated to interest margin for purposes of this clause (iii) (this clause (iii), the “MFN Provision”);

(v)    any New Senior Secured Incremental Term Facility (A) may rank pari passu or junior in right of payment and pari passu or junior with respect to security with the other New Senior Secured Term Facility or may be unsecured (subject, as applicable, to the Intercreditor Agreement or an intercreditor agreement the terms of which are reasonably satisfactory to the Administrative Agent (any such intercreditor arrangements, “Acceptable Intercreditor Arrangements”)), (B) if secured, may not be secured by any assets other than Collateral and (C) if guaranteed, may not be guaranteed by any person which is not a Loan Party;

(vi)    except as otherwise provided above (including with respect to margin, pricing, maturity and/or fees), the terms of any New Senior Secured Incremental Term Facility, if not substantially consistent with the terms of the New Senior Secured Term Facility, shall be reasonably satisfactory to the Administrative Agent (it being understood that (A) any New Senior Secured Incremental Term Facility that is pari passu with the New Senior Secured Term Facility in right of payment and with respect to security shall share ratably in any prepayment in respect of the New Senior Secured Term Facility unless the Borrower and the lenders in respect of such New Senior Secured Incremental Term Facility elect lesser payments and (B) the terms of any New Senior Secured Incremental Term Facility shall not be more favourable to the lenders in respect of such New Senior Secured Incremental Term Facility in any respect (including through the addition of a financial covenant) unless such terms only apply after the termination of the New Senior Secured Term Facility or the Term Loan Definitive Documentation is amended such that the New Senior Secured Term Lenders receive the benefit of the more favourable terms);

(vii)    any New Senior Secured Incremental Term Facility that is an increase in loans under an existing tranche of New Senior Secured Term Loans shall be on the same terms (including maturity date and interest rates) and pursuant to the same documentation (other than the amendment evidencing such New Senior Secured Incremental Term Facility) applicable to such tranche of New Senior Secured Term Loans; and

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(viii) any New Senior Secured Incremental Term Facility incurred prior to January 1, 2019 may only be incurred to finance Permitted Acquisitions (as defined below).

Any New Senior Secured Incremental Term Facility may be provided by existing New Senior Secured Term Lenders or, subject to the reasonable consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed), other persons who become New Senior Secured Term Lenders in connection therewith if such consent would be required under the heading “Assignments and Participations” below for assignments or participations of New Senior Secured Term Loans or commitments, as applicable, to the relevant person; provided, that (a) no existing New Senior Secured Term Lender will be obligated to provide any such New Senior Secured Incremental Term Facility and (b) the ability of any Affiliated Lender (as defined below) to provide any part of any New Senior Secured Incremental Term Facility will be subject to the relevant restrictions applicable to Affiliated Lenders described under the heading “Assignments and Participations” below.

The proceeds of any New Senior Secured Incremental Term Facility may be used by the Borrower and its subsidiaries for working capital and other general corporate purposes, including the financing of Permitted Acquisitions and other investments and any other use not prohibited by the Term Loan Definitive Documentation.

To the extent the proceeds of any New Senior Secured Incremental Term Facility are intended to be applied to finance an acquisition that is permitted under the Term Loan Definitive Documentation, the availability thereof shall, if agreed by the lenders providing such New Senior Secured Incremental Term Facility, be subject to customary “SunGard” or other applicable “certain funds” conditionality provisions, subject to clause (i) above.

As used herein, (a) “Secured Net Leverage Ratio” will be defined, as of any date of determination, as the ratio of (i) Consolidated Total Debt that is secured by the Collateral on a pari passu basis, net of unrestricted cash and cash equivalents of the Borrower and its Restricted Subsidiaries in excess of the Base Amount (as defined below) on such date of determination, to (ii) Consolidated Adjusted EBITDA and (b) “Total Net Leverage Ratio” will be defined, as of any date of determination, as the ratio of (i) Consolidated Total Debt, net of unrestricted cash and cash equivalents of the Borrower and its Restricted Subsidiaries in excess of the Base Amount on such date of determination, to (ii) Consolidated Adjusted EBITDA.

“Base Amount” shall mean (x) $50 million prior to the third anniversary of the Closing Date and (y) thereafter, $0.
For purposes of the Term Loan Definitive Documentation, “Consolidated Adjusted EBITDA” means the Consolidated Net Income (to be defined in a manner consistent with Documentation

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Considerations) of the Borrower and its Restricted Subsidiaries determined on a consolidated basis for such period for which financial statements are available:

(a)    increased, in each case to the extent deducted (and not added back) in Consolidated Net Income, and in each case, without duplication with any other item described in this clause (a) or any item excluded pursuant to the definition of Consolidated Net Income, by:

(i)    provision for Taxes based on income or profits or capital, including state, provincial, franchise, excise and similar Taxes and foreign withholding Taxes of such Person paid or accrued, including any penalties and interest relating to any Tax examinations; plus

(ii) consolidated interest expense for such period; plus

(iii)    depreciation, amortization and other non-cash charges or expenses (including any reserves, write-downs or write-offs) of such Person for such period (except to the extent that such non-cash charges are reserved for cash charges to be taken in the future); plus

(iv)    extraordinary, non-recurring or exceptional losses, charges and expenses actually paid during such period (including, without limitation, losses, charges and expenses attributable to (a) the Competition & Markets Authority (“CMA”) investigation (or settlement) and (b) any litigation (or settlement) connected with matters which are the subject of the current CMA investigation); plus

(v)    fees, charges and expenses relating to the Recapitalization Transaction to the extent paid prior to or within 6 months after the Closing Date (including, without limitation, any financial advisory fees, filing fees, accounting fees, legal fees and other similar advisory and consulting fees and related out-of-pocket expenses and other fees, but excluding, however, any interest or principal paid in cash in relation to or in connection with amounts due under the Existing Credit Agreement and related loan documentation); plus

(vi)    expenses, costs and charges related to restructuring, or relocation actually incurred in such period; provided that the aggregate amount added back pursuant to this clause (vi) for expenses, costs and charges related to restructuring for any four Fiscal Quarter period shall not exceed 6% of Consolidated Adjusted EBITDA in any Fiscal Year (it being understood that relocation costs shall not be subject to this proviso); plus

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(vii) expenses, costs and charges related to severance actually incurred in such period; plus
(viii) expenses, costs and charges related to Permitted Acquisitions after the Closing Date actually incurred in such period; plus

(ix)    losses, charges and expenses relating to asset dispositions or the sale or other disposition of any Equity Interests (to be defined in a manner consistent with Documentation Considerations) of any Person, in each case to the extent permitted by this Agreement, other than in the ordinary course of business, as determined in good faith by an Authorized Officer (to be defined in a manner consistent with Documentation Considerations) of the Borrower; plus

(x)    losses, charges and expenses attributable to disposed or discontinued operations and losses, charges and expenses related to the disposal of disposed, abandoned, closed or discontinued operations, in all cases other than in the ordinary course of business; plus

(xi) losses, charges and expenses attributable to the early extinguishment or conversion of Indebtedness, Hedge Agreements or other derivative instruments (including premiums paid); plus

(xii)    charges, expenses and fees actually incurred and paid in cash in such period, including financial advisory, accounting, auditor, legal and other consulting and advisory fees and any Canadian Securities Administrator, SEDAR, U.S. Securities and Exchange Commission (“SEC”), SEC Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) or other filing fees and expenses, or any amortization thereof, in connection with any equity offering, merger, amalgamation, recapitalization, asset disposition, incurrence or repayment of Indebtedness, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction undertaken but not completed) and any non-recurring charges and expenses (including nonrecurring merger or amalgamation expenses) incurred as a result of any such transaction, provided that, any such charges, expenses and fees are paid prior to or within 3 months of such transaction; plus

(xiii) the amount of cost savings and cost synergies projected by the Borrower in good faith to be realized in connection with any Permitted Acquisition after the

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Closing Date (which cost savings or cost synergies shall be subject only to certification in reasonable detail by an Authorized Officer of the Borrower and shall be calculated on a pro forma basis as though such cost savings or synergies had been realized on the first day of the relevant period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or cost synergies are reasonably identifiable and factually supportable, (B) are expected to be realized (in the good faith determination of the Borrower) within twelve (12) months after the date of such Permitted Acquisition, (C) no cost savings or cost synergies shall be added to the extent duplicative of any expenses or charges otherwise added back to Consolidated Adjusted EBITDA through another pro forma adjustment for such period, and (C) the aggregate amount added back pursuant to this clause (xii) for any four Fiscal Quarter period shall not exceed 10.0% of Consolidated Adjusted EBITDA prior to accounting for adjustments pursuant to clauses (a)(iv) above through this clause (a)(xiii);

(b) decreased (in each case to the extent added in Consolidated Net Income), by (without duplication):
(i) extraordinary, non-recurring or exceptional gains during such period; plus
(ii) net unrealized gains on Hedge Agreements and any net after tax gain or income from the early extinguishment of Indebtedness; plus
(iii) gains relating to asset dispositions or the sale or other disposition of any Equity Interests of any Person other than in the ordinary course of business; plus
(iv) cash payments during such period on account of accruals on or reserves added to Consolidated Adjusted EBITDA pursuant to clause (a) above; plus

(v)    non-cash gains, excluding any non-cash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated Adjusted EBITDA for any prior period.

Refinancing Facility:
The Borrower shall have the right to refinance and/or replace its New Senior Secured Term Loans (and loans under any New Senior Secured Incremental Term Facility) in whole or in part with (x) one or more new term facilities (each, a “Refinancing Facility” or the “Refinancing Facilities”) under the Term Loan Definitive Documentation with the consent of the Borrower and the institutions

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 providing such Refinancing Facility and/or (y) one or more series of notes or loans, in the case of each of clauses (x) and (y), that may be pari passu with or junior to the remaining portion of the New Senior Secured Term Facility in right of payment and/or security and/or be unsecured (such notes or loans, the “Refinancing Notes”); provided, that (a) any Refinancing Facility or issuance of Refinancing Notes that is pari passu with or junior to the remaining portion of the New Senior Secured Term Facility with respect to security or subordinated to the remaining portion of the New Senior Secured Term Facility in right of payment shall be subject to Acceptable Intercreditor Arrangements, (b) no Refinancing Facility or issuance of Refinancing Notes shall mature prior to the latest maturity date of the New Senior Secured Term Facility being refinanced or replaced, and in the case of the New Senior Secured Term Facility, no Refinancing Facility or issuance of Refinancing Notes shall have a shorter weighted average life to maturity than the New Senior Secured Term Loans being refinanced or replaced, (c) any Refinancing Facility or issuance of Refinancing Notes shall have pricing (including interest, fees and premiums), optional prepayment and redemption terms as may be agreed to by the Borrower and the lenders or holders party thereto, (d) if any such Refinancing Facility or issuance of Refinancing Notes is secured, it may not be secured by any assets other than the Collateral, (e) if any such Refinancing Facility or issuance of Refinancing Notes is guaranteed, it may not be guaranteed by any person other than the applicable Loan Parties, (f) the other terms and conditions (excluding those referenced in clauses (a) through (e) above) of such Refinancing Facility or issuance of Refinancing Notes shall not be more favorable (taken as a whole and as reasonably determined by the Borrower) to the lenders providing such Refinancing Facility or the holders of such Refinancing Notes than those applicable to the New Senior Secured Term Loans or commitments being refinanced or replaced (except for covenants or other provisions applicable only to periods after the latest final maturity date of the New Senior Secured Term Loans or commitments existing at the time of such refinancing or replacement), (g) except to the extent otherwise permitted under the Term Loan Definitive Documentation, the aggregate principal amount of any Refinancing Facility or any issuance of Refinancing Notes shall not exceed the aggregate principal amount of indebtedness and commitments being refinanced or replaced therewith, plus interest, premiums, fees and expenses and (h) any Refinancing Facility that is pari passu with the New Senior Secured Term Facility in right of payment and security shall share ratably in any voluntary or mandatory prepayment of the New Senior Secured Term Loans unless the Borrower and the lenders in respect of such Refinancing Facility elect lesser payments.

CERTAIN PAYMENT PROVISIONS
Interest Rates and Fees:	As set forth on Annex I hereto.
Optional Prepayments and	New Senior Secured Term Loans may be prepaid and commitments

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Commitment Reductions:
may be reduced, in whole or in part, without premium or penalty (except as described under the heading “Prepayment Fee” below), in minimum amounts to be agreed, at the option of the Borrower at any time upon 1 business day’s (or, in the case of a prepayment of Eurodollar Loans (as defined on Annex I hereto), 3 business days’) prior notice, subject to reimbursement of the New Senior Secured Term Lenders’ redeployment costs in the case of a prepayment of Eurodollar Loans prior to the last day of the relevant interest period.
Optional prepayments of the New Senior Secured Term Loans shall be applied to the installments of the New Senior Secured Term Loans as directed by the Borrower (or in the absence of direction from the Borrower, in the direct order of maturity).

Prepayment Fee:
Any Repricing Transaction (as defined below) consummated prior to the date that is 12 months after the Closing Date will be subject to a prepayment premium of 1.00% on the principal amount of the New Senior Secured Term Loans prepaid or, in the case of any amendment, the principal amount of the relevant New Senior Secured Term Loans outstanding immediately prior to (and subject to) such amendment (including the principal amount of any New Senior Secured Term Loans of any Lender which are required to be assigned in accordance with the “yank-a-bank” provisions set forth in the Term Loan Definitive Documentation as a result of such Lender’s failure to consent to such amendment).

For purposes of the Term Loan Definitive Documentation, “Repricing Transaction” means the refinancing or repricing of all or any portion of the New Senior Secured Term Loans the primary purpose of which is to reduce the all-in-yield applicable to the New Senior Secured Term Loans (x) with the proceeds of senior secured term loans that are incurred by any Loan Party or (y) in connection with any amendment to the Term Loan Definitive Documentation, in either case, (i) having or resulting in an effective interest rate (to be calculated in a manner consistent with that set forth above in the MFN Provision) as of the date of such refinancing or repricing that is (and not by virtue of any fluctuation in any “base” rate) less than the effective interest rate applicable to the New Senior Secured Term Loans immediately prior to such refinancing or repricing and (ii) in the case of a refinancing of the New Senior Secured Term Loans, the proceeds of which are used to repay, in whole or in part, outstanding New Senior Secured Term Loans, but excluding, in any such case, any refinancing or repricing of New Senior Secured Term Loans in connection with any initial public offering or “change of control” transaction.

Mandatory Prepayments:	The following amounts shall be applied to prepay the New Senior Secured Term Loans, in each case with carve-outs and exceptions consistent with the Documentation Considerations:
(a) 100% of the net cash proceeds of any incurrence by the Borrower or any of its Restricted Subsidiaries of debt that is (i)

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not permitted under the Term Loan Definitive Documentation or (ii) incurred pursuant to a Refinancing Facility or an issuance of Refinancing Notes;

(b)    100% of the net cash proceeds in excess of $25 million in any fiscal year of any non-ordinary course sale or other disposition of assets (other than the North American Assets (as defined below) or a Material Disposition (as defined below)) consummated by the Borrower or any Restricted Subsidiary or as a result of casualty or condemnation (subject to the right of the Borrower to apply such proceeds to (x) restore, rebuild, repair, construct, improve, replace or otherwise acquire assets useful in the Borrower’s or its subsidiaries’ business, in each case to the extent constituting a capital expenditure or (y) consummate a Permitted Acquisition (each of (x) and (y), a “Permitted Reinvestment”) within 12 months following receipt (or if the Borrower or its subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period)); and
(c)    100% of the net cash proceeds from (x) any non-ordinary course sale or other disposition of the Borrower’s North American product portfolio consisting of branded products (which, for the avoidance of doubt, shall not include (i) Pinnacle Biologics, Inc. (“Pinnacle”), (ii) any assets owned by Pinnacle or its subsidiaries or (iii) the Photofrin intellectual property of Pinnacle owned by Concordia Labs Inc. or Concordia Laboratories Inc. S.a R.L) and authorized generic contracts (the “North American Assets”) or (y) sales and other dispositions (or series of related dispositions) in excess of $100 million (a “Material Disposition”) consummated by the Borrower or any Restricted Subsidiary (subject, in the case of clauses (x) and (y), to the right of the Borrower to reinvest up to 50% of such proceeds as a Permitted Reinvestment within 12 months following receipt (or if the Borrower or its subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period)); provided that a mandatory prepayment pursuant to this clause (c) shall only be required to be paid in the event net cash proceeds exceed $5 million (in which event, 100% of such net cash proceeds shall be required to be applied).

Mandatory prepayments of the New Senior Secured Term Loans shall be applied to the installments thereof as directed by the Borrower (or in the absence of direction from the Borrower, to remaining instalments of principal on a pro rata basis); provided, that the Term Loan Definitive Documentation will provide that, in the case of any mandatory prepayment in respect of any asset sale or casualty or condemnation event, to the extent required by the documentation governing such other indebtedness, the Borrower

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may apply the net cash proceeds thereof ratably (based on the outstanding principal amounts thereof) to the payment of the New Senior Secured Term Loans and any other indebtedness that is secured on a pari passu basis with the New Senior Secured Term Loans; provided that any amount that is offered to prepay any such other indebtedness and is not accepted by the holders of such indebtedness shall be applied to prepay the New Senior Secured Term Loans.
If the Borrower determines in good faith that any prepayment described under clause (b) and (c) above (i) in the case of any prepayment attributable to any Subsidiary, would violate or conflict with any local law (e.g., financial assistance, corporate benefit, thin capitalization, capital maintenance and similar legal principles, restrictions on upstreaming of cash intra group and the fiduciary and statutory duties of the directors of the relevant subsidiaries), (ii) would require the Borrower or any Restricted Subsidiary to incur a material and adverse tax liability (including any withholding tax) if such amount were repatriated to the Borrower as a dividend or (iii) in the case of any prepayment attributable to any joint venture, would violate any organizational document of such joint venture (or any relevant shareholders’ or similar agreement), in each case if the amount subject to the relevant prepayment were upstreamed or transferred to the Borrower as a distribution or dividend (any amount limited as set forth in clauses (i) through (iii) of this paragraph, a “Restricted Amount”), the amount of the relevant prepayment shall be reduced by the Restricted Amount; provided that (A) in the case of any Restricted Amount arising under the circumstances described in clause (i) or (ii) above, the Borrower shall use commercially reasonable efforts to take all actions required by applicable law to permit the repatriation of the relevant amounts to the Borrower and (B) if the circumstance giving rise to any Restricted Amount ceases to exist within 365 days following the end of the event giving rise to the relevant prepayment, the relevant Restricted Subsidiary shall promptly repatriate or distribute the amount that no longer constitutes a Restricted Amount to the Borrower for application to the New Senior Secured Term Loans as required above promptly following the date on which the relevant circumstance ceases to exist; it being understood and agreed that following the expiration of the 365-day period referenced above, the relevant Restricted Subsidiary may retain any Restricted Amount, and no prepayment shall be required in respect thereof; provided that in no event shall any Restricted Amount be used to increase the Cumulative Credit (as defined below).

Any New Senior Secured Term Lender (each a “Declining Lender”) may elect not to accept any mandatory prepayment, but in the case of clause (a) above, solely to the extent the relevant prepayment does not represent a refinancing of the New Senior Secured Term Loans.

COLLATERAL	Same as in the Existing Credit Agreement, but in any event subject to the provisions of the immediately following paragraphs, the

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Borrower Obligations and the obligations of each other Loan Party under its Guaranty shall be secured by a perfected first-priority security interest (subject to permitted liens and other exceptions to be set forth in the Term Loan Definitive Documentation, including, without limitation, liens expressly permitted to exist on the Closing Date pursuant to the Recapitalization Transaction and otherwise set forth below) in substantially all of such Loan Party’s tangible and intangible assets (including, without limitation, a pledge of the capital stock of each Loan Party’s direct subsidiaries (subject to the following sentence) (the “Collateral”).
Notwithstanding the foregoing, the Collateral will exclude:

(a) all leasehold real property,
(b) all fee-owned real property with a fair market value (as reasonably estimated by the Borrower) of equal to or less than $10 million,

(c)    pledges and security interests (including in respect of partnerships, joint ventures and other non-wholly-owned entities) to the extent prohibited by law or agreements containing anti-assignment provisions not overridden by the UCC, PPSA or other applicable law,

(d)    any lease, license or other agreement or any property subject to a purchase money security interest, Capital Lease Obligation (to be defined in a manner consistent with Documentation Considerations) or similar arrangements permitted hereunder, the property subject thereto, any insurance in respect thereof, any management or operating agreement with respect thereto and deposits made in respect thereof and all rights in relation to any of the foregoing, in each case, to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement, purchase money, capital lease or a similar arrangement or create a right of termination in favor of any other party thereto (other than a Loan Party),

(e)    (1) equity interests which constitute margin stock, (2) equity interests in Unrestricted Subsidiaries and (3) equity interests in any person other than wholly-owned subsidiaries to the extent the granting of a security interest is not permitted by law or the terms of such subsidiary’s organizational, shareholders, acquisition, joint venture or governance documents (including as a result of minority ownership) or would trigger termination pursuant to any “change of control” or similar provision,

(f)    assets the grant or perfection of a security interest in which would result in material and adverse tax consequences as reasonably determined by the Borrower in consultation with the Administrative Agent,

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(g)    any property or asset the grant or perfection of a security interest in which would require governmental consent, approval, license or authorization (unless such consent, approval, license or authorization has been obtained), after giving effect to any applicable anti-assignment provision of the UCC, PPSA or other applicable law and other than proceeds thereof to the extent that the assignment of the same is effective under the UCC, PPSA or other applicable law notwithstanding such consent or restriction,

(h)    any “intent-to-use” trademark applications prior to the filing of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable law,

(i)    motor vehicles and other assets subject to certificates of title (unless otherwise capable of perfection by filing a financing statement under the PPSA or UCC or similar filing in any applicable jurisdiction), letter of credit rights with an individual face amount not exceeding $5,000,000 (except to the extent constituting a support obligation for other Collateral as to which perfection of the security interest in such other Collateral is accomplished by the filing of a UCC or PPSA financing statement (or similar filing in any applicable jurisdiction) and commercial tort claims with a value of less than $5 million,

(j)    deposit accounts, securities accounts, commodities accounts, futures accounts and other similar accounts of any Loan Party (A) used for the sole purpose of funding (1) payroll, healthcare and other employee wage and benefit accounts, (2) tax accounts (including without limitation, sales tax accounts), (3) escrow, defeasance, discharge and redemption accounts permitted hereunder and (4) fiduciary and trust accounts, and, in the case of sub-clauses (1) through (4), the funds or other property held in or maintained in any such account, (B) that are zero-balance accounts, (C) except to the extent a security interest therein can be perfected by filing under the UCC, PPSA or other applicable law or the jurisdiction of any Loan Party, accounts in jurisdictions other than in the jurisdiction of organization of the applicable granting Loan Party, the United States or any state thereof, Canada or any province or territory thereof, the United Kingdom, Australia, Jersey, Ireland, Luxembourg, the Netherlands, New Zealand, Sweden or Switzerland (collectively, the “Acceptable Guarantor Jurisdictions”) and (D) accounts other than those described in the preceding clauses (A) through (C) with respect to which the average daily balance of the funds maintained on deposit therein does not exceed $5,000,000 at any time, except to the extent a security interest therein can be perfected by filing

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under the UCC, PPSA or other applicable law, and
(k) other assets (and categories thereof) to be agreed consistent with the Documentation Considerations or otherwise reasonably satisfactory to the Administrative Agent and the Borrower.
Notwithstanding anything to the contrary contained herein:
(a) no Loan Party shall be required to grant a security interest in any asset or perfect a security interest in any Collateral to the extent:

(i)    the cost, burden, difficulty or consequence of obtaining or perfecting a security interest therein outweighs the benefit of the security afforded thereby as reasonably determined by the Borrower and the Administrative Agent or

(ii)    the grant or perfection of a security interest in such asset would (A) be prohibited by enforceable anti-assignment provisions of any contract or applicable law, (B) violate the terms of any contract (in each case, after giving effect to the applicable anti-assignment provisions of the UCC, PPSA or other applicable law) or any applicable law or (C) trigger termination of any contract pursuant to any “change of control” or similar provision; it being understood that the Collateral shall include any proceeds and/or receivables arising out of any asset described in this clause (ii) to the extent the assignment of such proceeds or receivables is expressly deemed effective under the UCC, PPSA or other applicable law notwithstanding the relevant prohibition, violation or termination right,

(b)    no action outside of the United States, United Kingdom, Canada, Australia, New Zealand or other jurisdiction where a Loan Party is organized will be required in order to create or perfect any security interest in any asset of any Loan Party that is located outside of such jurisdiction, and no non-US, United Kingdom, Canadian, Australian, New Zealand or European Union law security or pledge agreements shall be required with respect to the assets of any Loan Party,

(c) any required mortgage will be permitted to be delivered after the Closing Date,
(d) no Loan Party shall be required to seek any landlord lien waiver, estoppel, warehouseman waiver or other collateral access or similar letter or agreement,
(e) the following Collateral shall not be required to be perfected (except to the extent that perfection may be achieved by the

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filing of a UCC or PPSA financing statement): (i) assets requiring perfection through control agreements or other control arrangements, including in respect of any deposit, securities or commodities accounts (other than control of pledged capital stock and material intercompany notes to the extent otherwise required above); (ii) vehicles and any other assets subject to certificates of title (except to the extent that perfection may be achieved by the filing of a UCC or PPSA financing statement), (iii) letter of credit rights (except to the extent that perfection may be achieved by the filing of a UCC or PPSA financing statement) and (iv) capital stock of (A) any Immaterial Subsidiary and/or (B) any person that is not a subsidiary, which, if a subsidiary, would constitute an Immaterial Subsidiary,

(f) the guaranty and security documents (the “Security Documents”) will contain such other exceptions and qualifications as the Borrower and the New Senior Secured Term Lenders may reasonably agree.
The New Senior Secured Term Facility will be senior in right of payment and secured on a first priority basis with respect to the Collateral (as defined below).

The lien priority, relative rights and other creditors’ rights matters in respect of the New Senior Secured Term Facility, the New Senior Secured Notes and the Revolving Facility (as defined in Annex II attached hereto) will be set forth in a customary intercreditor agreement (the “Intercreditor Agreement”), which shall be reasonably satisfactory to the Borrower and the Administrative Agent. For the avoidance of doubt, the Intercreditor Agreement will, among other things, (a) allow additional first lien indebtedness permitted to be incurred pursuant to any New Senior Secured Incremental Term Facility and/or any New Senior Secured Incremental Equivalent Debt and/or otherwise in accordance with the terms of the Term Loan Definitive Documentation and (b) allow permitted refinancing indebtedness in respect of any of the foregoing (including, in the case of the New Senior Secured Term Facility, in the form of Refinancing Facilities).

In addition, and subject, to the Intercreditor Agreement, the Term Loan Definitive Documentation will authorize and require the Administrative Agent to enter into any Acceptable Intercreditor Arrangement which allows (at the Borrower’s option) additional debt that is permitted under the New Senior Secured Term Facility to be incurred and secured under the Term Loan Definitive Documentation to be secured by a lien on the Collateral that is pari passu with or junior to the lien on the Collateral securing the New Senior Secured Term Facility.

CERTAIN CONDITIONS

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DOCUMENTATION
Term Loan Definitive Documentation:
The definitive financing documentation for the New Senior Secured Term Facility (including the Intercreditor Agreement, the “Term Loan Definitive Documentation”), shall be based on the Borrower’s Existing Credit Agreement, dated as of October 21, 2015, by and among, among others, the Borrower, the Subsidiaries party thereto, the lenders party thereto, and Goldman Sachs Bank USA, as administrative agent and collateral agent (the “Existing Credit Agreement”), and shall contain the terms and conditions set forth herein and such other terms as the Borrower and the New Senior Secured Term Lenders may agree; it being understood and agreed that the Term Loan Definitive Documentation shall:

(a) contain only those mandatory prepayments, representations and warranties, affirmative, financial and negative covenants and events of default expressly set forth in this Term Sheet, in each case, applicable to the Borrower and its Restricted Subsidiaries, which shall be subject to standards, qualifications, thresholds, exceptions for materiality and/or otherwise and “baskets,” grace and cure periods, in each case, consistent (where applicable) with the Documentation Considerations (it being understood that certain baskets, exceptions and thresholds that are subject to a monetary cap shall also include a “builder” component based on a percentage of Consolidated Adjusted Assets (except as specifically provided in the Term Sheet) (a “Builder Component”)); and

(b) (i) give due regard to the operational and strategic requirements of the Borrower and its Restricted Subsidiaries in light of their consolidated capital structure, size, industry and practices (including, without limitation, the leverage profile and projected free cash flow generation of the Borrower and its Restricted Subsidiaries), in each case, after giving effect to the Transactions and (ii) be based upon the Existing Credit Agreement and related credit documentation (this clause (b), together with the immediately preceding clause (a), collectively, the “Documentation Considerations”).

Notwithstanding anything to the contrary herein, to the extent that the Term Loan Definitive Documentation requires (a) compliance with any financial ratio or test, (b) the absence of any default or event of default (or any type of default or event of default) or (c) compliance with any cap expressed as a percentage of Consolidated Adjusted EBITDA or Consolidated Total Assets (, in each case as a condition to the consummation of any transaction in connection with any acquisition (including the incurrence of any indebtedness) or similar investment that is not subject to any financing condition (a “Limited Condition Transaction”), the determination of whether the relevant condition is satisfied may be made, at the election of the Borrower, either (i) at the time of the execution of the definitive agreement with respect to the relevant acquisition or (ii) at the time the relevant acquisition is consummated, in either case after giving effect to the acquisition and any related indebtedness on a pro forma

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basis. Capital Lease Obligations which would have been characterized as operating leases in accordance with IFRS as of the Closing Date shall be treated as operating leases.
Representations and Warranties:
Limited to the following: organizational existence; organizational power and authority; due authorization, execution and delivery of the Term Loan Definitive Documentation; enforceability of the Term Loan Definitive Documentation; no conflicts of the Term Loan Definitive Documentation with applicable law, organizational documents or contractual obligations; financial statements (including pro forma financial statements and projections); no Material Adverse Effect (as defined below) as of the Closing Date; capitalization of subsidiaries as of the Closing Date; compliance with law (including, without limitation, (i) GDPR, (ii) FCPA, (iii) UK Bribery Act 2010 (UKBA), (iv) OFAC, (v) the PATRIOT Act, and (vi) Corruption of Foreign Public Officials Act (Canada), Criminal Code (Canada), the Special Economic Measures Act (Canada), the Regulations Establishing a List of Entities made under subsection 83.05(1) of the Criminal Code (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada), the United Nations Al-Qaida and Taliban Regulations, the Freezing Assets of Corrupt Foreign Officials Act, and Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, “Canadian Anti-Corruption and Sanctions Laws”), and, (vii) to the extent applicable, other anti-terrorism laws, anti-money laundering laws, “know your customer” requirements and laws and measures related to export control and sanctioned persons and activities (including, but not limited to, export control and sanctions laws and measures imposed by the United States, the European Union or its Member States, or the United Kingdom)); governmental approvals and consents, (as such approvals and consents pertain to the Term Loan Definitive Documentation); ERISA and labor matters; pension matters; environmental matters; litigation; ownership of property (including intellectual property); insurance; taxes; Federal Reserve margin regulations; Investment Company Act; accuracy of disclosure as of the Closing Date; solvency (to be defined in a manner to be agreed) of the Borrower and its Restricted Subsidiaries, taken as a whole, on the Closing Date; and the creation, validity, perfection and priority of security interests. Representations and warranties will be subject to Material Adverse Effect qualifiers consistent with those contained in the Existing Credit Agreement.

“Material Adverse Effect” means any event, effect or matter which is reasonably likely to have a material adverse effect on: (i) the consolidated business, assets or financial condition of the Borrower and its Restricted Subsidiaries, taken as a whole, (ii) the ability of the Borrower and its Restricted Subsidiaries, taken as a whole, to perform its payment obligations under any of the Finance Documents, (iii) the rights and remedies of the Administrative

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 Agent, the New Senior Secured Term Lenders and the other Secured Parties or (iv) the validity or enforceability of the Security Documents in any way which is materially adverse to the interests of the New Senior Secured Term Lenders under the Term Loan Definitive Documentation taken as a whole and if capable of remedy, is not remedied within 20 business days of the earlier of the Borrower becoming aware of the relevant event or circumstance or being given notice of the same by the Administrative Agent.

Affirmative Covenants:	Limited to the items set forth in Section 1 of Annex II attached hereto.
Negative Covenants:	Limited to the items set forth in Section 2 of Annex II attached hereto, and applicable to the Borrower and its Restricted Subsidiaries.
Events of Default:	Limited to the items set forth in Section 3 of Annex II attached hereto.
Voting:
Amendments and waivers of the Term Loan Definitive Documentation will require the approval of non-defaulting New Senior Secured Term Lenders holding at least the Applicable Voting Percentage (as defined below) (the “Required Lenders”), except that:

(a) the consent of each New Senior Secured Term Lender directly and adversely affected thereby (but not the Required Lenders) shall be required with respect to:
(i) any reduction in the principal amount of any First Lien Loan or scheduled amortization payment owed to such New Senior Secured Term Lender,

(ii)    any extension of the final maturity of any New Senior Secured Term Loan owed to such New Senior Secured Term Lender or the due date of any interest or fee payment or any scheduled amortization payment in respect of any New Senior Secured Term Loan owed to such New Senior Secured Term Lender (in each case, other than any extension for administrative convenience as agreed by the Administrative Agent),

(iii)    any reduction in the rate of interest (other than any waiver of default interest) or the amount of any fees owed to such New Senior Secured Term Lender (it being understood that any change in any definition applicable to any ratio used in the calculation of such rate of interest or fees (including any component definition) shall not constitute a reduction in any rate of interest or any fee),

(iv) any increase in the amount (other than with respect to any New Senior Secured Incremental Term Facility to which such New Senior Secured Term Lender has

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agreed) of such New Senior Secured Term Lender’s commitment (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment shall not constitute an increase of any commitment of any New Senior Secured Term Lender),

(v)    any extension of the expiry date of such New Senior Secured Term Lender’s commitment (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment shall not constitute an extension of any commitment of any New Senior Secured Term Lender),

(vi)    any modification to the pro rata sharing of payment provisions except as otherwise provided by the Term Loan Definitive Documentation,
(vii)    re-tranching the New Senior Secured Term Facility,
(viii)    change the coin or currency in which the principal of any New Senior Secured Term Loan (or interest payable thereon) is payable, and

(ix) any change to the “waterfall” provisions of the Term Loan Definitive Documentation, except as otherwise provided by the Term Loan Definitive Documentation;
(b) the consent of 100% of the New Senior Secured Term Lenders shall be required with respect to:
(i) any reduction of any voting percentage set forth in the definition of “Required Lenders”,
(ii) any release of all or substantially all of the Collateral (other than in accordance with the Term Loan Definitive Documentation),

(iii)    any release of all or substantially all of the value of the Guaranty (other than in accordance with the Term Loan Definitive Documentation);
(iv)    any introduction of a new senior ranking tranche of New Senior Secured Term Loans;

(c)    the consent of 85.0% of the New Senior Secured Term Lenders shall be required with respect to (i) any increase in the maximum principal amount of the Revolving Facility (as defined below) from that permitted under the Term Loan Definitive Documentation in effect on the Closing Date or (ii) the subordination of the liens on Collateral securing the New Senior Secured Term Facility to liens securing any other indebtedness or any increase in the amount of indebtedness

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that is permitted to rank senior to the liens of the New Senior Secured Term Lenders (provided that such percentage shall be reduced to 66.66% at any time the Applicable Voting Percentage is 50.1%); and
(d)    the consent of the Administrative Agent will be required with respect to modifications of the Term Loan Definitive Documentation which affect the rights and duties of the Administrative Agent.

“Applicable Voting Percentage” means at any time (x) if at such time the New Senior Secured Term Loans held in the aggregate by the Plan Sponsors (as defined below) constitute greater than 27.5% of the New Senior Secured Term Loans outstanding at such time, 66.66%, and (y) at any other time (so long as the Plan Sponsors have notified the Administrative Agent for further notification to the Lenders that the Plan Sponsors in the aggregate hold less than 27.5% of the New Senior Secured Term Loans outstanding at such time), 50.1%. Each Plan Sponsor shall be required to promptly provide to the Administrative Agent notice of the aggregate principal amount of the New Senior Secured Term Loans held by such Plan Sponsor and its affiliates upon any change in the amount of such holdings (which notice may be provided in an annex to the applicable assignment and assumption agreement, which annex shall only be delivered to the Administrative Agent, and not to the counterparty) and if such notice results in a change in the Applicable Voting Percentage, then the Administrative Agent shall notify the other New Senior Secured Term Lenders and the Borrower of any such change in the Applicable Voting Percentage.  The Administrative Agent shall be entitled to rely on all such notices provided they are absent manifest error.

“Plan Sponsor” means any party which owns, directly or indirectly, 5% or more of the outstanding voting common stock of the Borrower after giving effect to the Recapitalization Transaction on the Closing Date, and in each case, controlled affiliates thereof.

Modifications to provisions regarding pro rata payments or sharing of payments, in each case, in connection with loan buy-back or similar programs, “amend and extend” transactions or the addition of one or more tranches of debt (which may, but are not required to be new money tranches) and the like not otherwise contemplated hereby shall only require approval of the Required Lenders, and non-pro rata distributions, payments and commitment reductions will be permitted in connection with any such loan buy-back or similar programs, amend and extend transactions or new tranches of debt and as contemplated hereby.

The Term Loan Definitive Documentation will contain provisions to permit the amendment and extension and/or replacement of the New Senior Secured Term Facility (including any New Senior Secured Incremental Term Facility), which may be provided by existing New

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Senior Secured Term Lenders or, subject to the reasonable consent of the Administrative Agent and each Issuing Lender if required under the heading “Assignments and Participations” below, other persons who become New Senior Secured Term Lenders in connection therewith, in each case without the consent of any other New Senior Secured Term Lender.

The Term Loan Definitive Documentation will permit the Administrative Agent and the Borrower to enter into one or more amendments thereto to incorporate the provisions of any New Senior Secured Incremental Term Facility made available without any New Senior Secured Term Lender’s consent, so long as the purpose of such amendment is solely to incorporate the appropriate provisions for such New Senior Secured Incremental Term Facility in the Term Loan Definitive Documentation.

The Term Loan Definitive Documentation will contain provisions allowing the Borrower to replace a New Senior Secured Term Lender or terminate the commitment of a New Senior Secured Term Lender and prepay such New Senior Secured Term Lender’s outstanding New Senior Secured Term Loans under one or more of the New Senior Secured Term Facility (as the Borrower shall elect) in connection with amendments and waivers requiring the consent of all New Senior Secured Term Lenders or of all New Senior Secured Term Lenders directly affected thereby (so long as the Required Lenders or a majority of the relevant group of affected New Senior Secured Term Lenders, as the case may be, consent), increased costs, taxes, etc. and “defaulting” or insolvent New Senior Secured Term Lenders.

The Term Loan Definitive Documentation shall provide that a change of the Borrower (or the jurisdiction thereof) shall be permitted on a basis to be agreed, which basis shall take into consideration, inter alia, the jurisdiction of the Borrower and applicable tax considerations which arise therefrom.

Defaulting Lenders:
The Term Loan Definitive Documentation shall contain customary limitations on and protections with respect to “defaulting” New Senior Secured Term Lenders, including, but not limited to, non-payment/escrow of amounts owed to any such defaulting New Senior Secured Term Lender to secure its obligations and exclusion for purposes of voting for so long as such New Senior Secured Term Lender is a “defaulting” New Senior Secured Term Lender.

Assignments and Participations:
The New Senior Secured Term Lenders will be permitted to assign all or a portion of their New Senior Secured Term Loans and commitments to any person (other than to (a) any Disqualified Institution (to be defined in a manner consistent with Documentation Considerations; provided that the identity of Disqualified Institutions (other than competitors) shall be provided prior to the execution of the Recapitalization Transaction Term Sheet) (provided that the list of Disqualified Institutions (other than any “reasonably identifiable

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affiliate” (on the basis of such affiliate’s name) included in the definition of “Disqualified Institution”) is permitted to be made available to any New Senior Secured Term Lender who specifically requests a copy thereof), (b) any natural person and (c) except as otherwise provided herein, the Borrower or any affiliate thereof) with the consent of (i) the Borrower (not to be unreasonably withheld or delayed), unless (x) a payment or bankruptcy (with respect to the Borrower) event of default has occurred and is continuing, or (y) solely in the case of the New Senior Secured Term Loans, such assignment is to a New Senior Secured Term Lender, an affiliate of a New Senior Secured Term Lender or an Approved Fund (as defined below); provided that the Borrower shall be deemed to have consented to any assignment unless it has objected thereto by delivering written notice to the Administrative Agent within 10 business days after receipt of a request for consent thereto and (ii) the Administrative Agent (not to be unreasonably withheld or delayed). Non-pro rata assignments shall be permitted. In the case of partial assignments (other than to another New Senior Secured Term Lender, an affiliate of a New Senior Secured Term Lender or an Approved Fund), the minimum assignment amount shall be $1.0 million in the case of any New Senior Secured Term Loan unless otherwise agreed by the Borrower and the Administrative Agent (or, in each case, if less, all of the relevant New Senior Secured Term Lender’s remaining loans and commitments of the applicable class). The Administrative Agent shall receive a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent) in connection with all assignments.

The New Senior Secured Term Lenders shall also have the right to sell participations in their New Senior Secured Term Loans to other persons (other than (a) any Disqualified Institution (provided that the list of Disqualified Institutions (other than any “reasonably identifiable affiliate” (on the basis of such affiliate’s name) included in the definition of “Disqualified Institution”) is made available to any New Senior Secured Term Lender who specifically requests a copy thereof), (b) any natural person and/or (c) any Affiliated Lender)). Participants shall have the same benefits as the New Senior Secured Term Lenders with respect to yield protection and increased cost provisions subject to customary limitations and restrictions. Voting rights of participants shall be limited to those matters set forth in clauses (a) and (b) of the first paragraph under “Voting” with respect to which the affirmative vote of the New Senior Secured Term Lender from which it purchased its participation would be required.

Pledges of New Senior Secured Term Loans in accordance with applicable law shall be permitted without restriction other than to Disqualified Institutions (provided that the list of Disqualified Institutions (other than any “reasonably identifiable affiliate” (on the basis of such affiliate’s name) included in the definition of

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“Disqualified Institution”) is made available to any New Senior Secured Term Lender who specifically requests a copy thereof).

“Approved Fund” means, with respect to any New Senior Secured Term Lender, any person (other than a natural person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities and is administered, advised or managed by (i) such New Senior Secured Term Lender, (ii) an affiliate of such New Senior Secured Term Lender or (iii) an entity or an affiliate of an entity that administers, advises or manages such New Senior Secured Term Lender.

The Term Loan Definitive Documentation shall provide that New Senior Secured Term Loans may be purchased by and assigned to (a) any Non-Debt Fund Affiliate (as defined below) and/or (b) the Borrower and/or any subsidiary of the Borrower (the persons in clauses (a) and (b) above collectively, but excluding any Debt Fund Affiliate, “Affiliated Lenders”) on a non-pro rata basis through Dutch auctions open to all New Senior Secured Term Lenders holding New Senior Secured Term Loans on a pro rata basis in accordance with customary procedures to be agreed and/or open market purchases, notwithstanding any consent requirements set forth above; provided, that (i) no Affiliated Lender shall be required to make a representation that, as of the date of any such purchase and assignment, it is not in possession of MNPI with respect to the Borrower and/or any subsidiary thereof and/or any of their respective securities, (ii) New Senior Secured Term Loans (including term loans under any New Senior Secured Incremental Term Facility) owned or held by Affiliated Lenders shall be disregarded in the determination of any Required Lender vote (and such New Senior Secured Term Loans shall be deemed to be voted pro rata to the non-Affiliated Lenders), (iii) New Senior Secured Term Loans (including term loans under any New Senior Secured Incremental Term Facility) owned or held by Affiliated Lenders shall not, in the aggregate, exceed 50% of the aggregate outstanding New Senior Secured Term Facility at any time (after giving effect to any substantially simultaneous cancellation thereof), (iv) subject to exceptions to be agreed, no Affiliated Lender, solely in its capacity as such, shall be permitted to attend any “lender-only” conference calls or meetings or receive any related “lender-only” information, (v) in the case of any Dutch auction or open market purchase conducted by the Borrower or any of their Restricted Subsidiaries, no default or event of default may be continuing at the time of acceptance of bids for the relevant Dutch auction or the entry into a binding agreement with respect to the relevant open market purchase, as the case may be, (vi) any New Senior Secured Term Loans acquired by the Borrower or any of their Restricted Subsidiaries shall be immediately extinguished and irrevocably cancelled to the extent permitted by applicable law, (vii) no proceeds of the Revolving Facility shall fund any such purchase by the

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Borrower or any of its subsidiaries and (viii) the relevant Affiliated Lender and the assigning or purchasing New Senior Secured Term Lender shall have executed a customary “affiliated lender assignment and assumption” agreement.

In any bankruptcy or similar proceeding, no Affiliated Lender shall have any right to vote its interest in respect of any New Senior Secured Term Loan (it being understood that its interest will be deemed to be voted in the same proportion as the vote of non-Affiliated Lenders on the relevant matter), except to the extent that any plan of reorganization or other arrangement with respect to which the relevant vote is sought proposes to treat the interest of the relevant Affiliated Lender in such New Senior Secured Term Loan in a manner that is less favorable to such Affiliated Lender than the proposed treatment of New Senior Secured Term Loans held by other New Senior Secured Term Lenders.

Notwithstanding the foregoing, (a) the Term Loan Definitive Documentation shall permit (but not require) any Non-Debt Fund Affiliate to contribute any assigned New Senior Secured Term Loans to the Borrower or any their subsidiaries for purposes of cancelling such New Senior Secured Term Loans, (b) each Affiliated Lender shall have the right to vote on any amendment, modification, waiver or consent that would require the vote of all New Senior Secured Term Lenders or the vote of all New Senior Secured Term Lenders directly and adversely affected thereby and (c) no amendment, modification, waiver or consent shall affect any Affiliated Lender (in its capacity as a New Senior Secured Term Lender) in a manner that is disproportionate to the effect on any New Senior Secured Term Lender of the same class or that would deprive such Affiliated Lender of its pro rata share of any payments to which it is entitled.

In addition, the Term Loan Definitive Documentation shall provide that New Senior Secured Term Loans may be purchased by and assigned to any Debt Fund Affiliate, notwithstanding any consent requirements set forth above through (a) Dutch auctions open to all relevant New Senior Secured Term Lenders on a pro rata basis in accordance with customary procedures and/or (b) open market purchases on a non-pro rata basis; provided, that for any Required Lender vote, Debt Fund Affiliates may not, in the aggregate, account for more than 49.9% of the amounts included in determining whether the Required Lenders have consented to the relevant amendment, waiver or other action. The provisions of the second preceding paragraph shall not apply to any Debt Fund Affiliate, and each New Senior Secured Term Lender shall be permitted to assign or participate all or a portion of such New Senior Secured Term Lender’s New Senior Secured Term Loans to any Debt Fund Affiliate without regard to the foregoing provisions (but subject to the proviso set forth in the immediately preceding sentence).

“Non-Debt Fund Affiliate” means any affiliate of the Borrower

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(other than a natural person) other than a Debt Fund Affiliate.
“Debt Fund Affiliate” means any affiliate of a Permitted Holder (other than a natural person, the Borrower or any of their subsidiaries) that is a bona fide debt fund or investment vehicle that is primarily engaged in, or advises (or whose general partner or manager advises (as appropriate)) funds or other investment vehicles that are primarily engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit or securities in the ordinary course and with respect to which no personnel making investment decisions in respect of such affiliate are engaged in making investment decisions with respect to the equity investment in the Borrower and its Restricted Subsidiaries.

Provisions Applicable to the Plan Sponsors
Notwithstanding anything to the contrary herein, (i) restrictions on assignments and participations to Disqualified Institutions or required consent of the Borrower to, any assignment or participation, as applicable, will not be applicable to assignments or participations by the Plan Sponsors (as defined below) to the extent made prior to the first anniversary of the Closing Date, and (ii) restrictions on voting by, or the amount of holdings of, Affiliated Lenders or Debt Fund Affiliates set forth above, shall not apply to the Plan Sponsors or Debt Fund Affiliates thereof.

Successor Administrative Agent:
The Administrative Agent may resign or, if it is a “defaulting lender” or an affiliate thereof, be removed by the Required Lenders, or be removed by the Borrower, in each case (a) upon 10 days’ notice by the applicable party and (b) subject to the appointment of a successor administrative agent (although if no successor administrative agent is appointed within 30 days, such resignation will still be effective). The successor agent shall be a commercial bank or trust company and unless a payment or bankruptcy (with respect to the Borrower) event of default has occurred and is continuing, shall be reasonably acceptable to the Borrower.

Yield Protection and Taxes:
The Term Loan Definitive Documentation will contain customary provisions (a) protecting the New Senior Secured Term Lenders against increased costs or loss of yield resulting from changes in reserve, capital adequacy and other requirements of law (provided that (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in the case of each of clauses (i) and (ii), be deemed to constitute a change in requirements of law, regardless of the date enacted, adopted, issued, or implemented but solely to the extent the relevant increased costs or loss of yield would have been included if

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they had been imposed under applicable increased cost provisions), in each case, subject to customary limitations and exceptions (it being understood that requests for payments on account of increased costs resulting from market disruption shall be limited to circumstances generally affecting the banking market and when the Required Lenders have made a request therefor) and (b) indemnifying the New Senior Secured Term Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan on a day other than the last day of an interest period with respect thereto.

The Term Loan Definitive Documentation will contain a customary tax gross up, it being understood that the gross up obligations shall not apply to withholding taxes imposed as a result of the failure to comply with the requirements of current Sections 1471 through 1474 of the Internal Revenue Code (or any amended or successor provisions that are substantively comparable and not materially more onerous to comply with), and any current or future regulation promulgated thereunder or guidance or interpretation issued pursuant thereto, consistent with the Documentation Considerations.

The Term Loan Definitive Documentation will (a) contain provisions regarding the timing for asserting a claim in respect of yield protection and/or taxes and (b) require that each New Senior Secured Term Lender asserting any such claim certify to the Borrower that it is generally requiring reimbursement for the relevant amounts (including in respect of taxes) from similarly situated borrowers under comparable syndicated credit facilities.

Expenses and Indemnification:
The Borrower will pay (a) all reasonable and documented out-of-pocket expenses of the Administrative Agent incurred on or after the Closing Date within 30 days of a written demand therefor, together with backup documentation supporting such reimbursement request, associated with the syndication of the New Senior Secured Term Facility and the preparation, execution, delivery and administration of the Term Loan Definitive Documentation and any amendment or waiver with respect thereto (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of U.S. and Canadian counsel to the Administrative Agent, and, if reasonably necessary, of one local counsel in any relevant local jurisdiction to such persons, taken as a whole) and (b) all reasonable and documented out-of-pocket expenses of the Administrative Agent within 30 days of a written demand therefor, together with backup documentation supporting such reimbursement request (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one U.S. or one Canadian counsel to the Administrative Agent, taken as a whole, solely in the case of an actual or potential conflict of interest, one additional counsel to all affected persons, taken as a whole, and, if necessary, of one local counsel in any relevant jurisdiction to such persons, taken as a whole, and, solely in the case of an actual or

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potential conflict of interest, one local counsel in any relevant jurisdiction to all affected persons, taken as a whole) in connection with the enforcement of the Term Loan Definitive Documentation.

The Administrative Agent and the New Senior Secured Term Lenders and their respective affiliates and controlling persons (and their respective directors, officers, employees, partners, agents, advisors and other representatives) (each, an “indemnified person”) will be indemnified for and held harmless against, any losses, claims, damages, liabilities or expenses (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one U.S. and one Canadian counsel to all indemnified persons taken as a whole and, solely in the case of an actual or potential conflict of interest, one additional counsel to each similarly situated group of affected indemnified persons taken as a whole, and, if reasonably necessary, one local counsel in any relevant jurisdiction to all indemnified persons, taken as a whole, and solely in the case of any such actual or potential conflict of interest, one additional local counsel to each similarly situated group of affected indemnified persons, taken as a whole, in each relevant jurisdiction) incurred in respect of the New Senior Secured Term Facility or the use or the proposed use of proceeds thereof, except to the extent they arise from the gross negligence, bad faith or willful misconduct of, or material breach of the Term Loan Definitive Documentation by, such indemnified person, in each case as determined by a final, non-appealable judgment of a court of competent jurisdiction or any dispute solely among the indemnified persons (other than any claims against an indemnified person in its capacity as the Administrative Agent) and that does not arise out of any act or omission of the Borrower or any of its subsidiaries. Notwithstanding the foregoing, each indemnified person shall be obligated to refund and return any and all amounts paid by the Borrower to such indemnified person for fees, expenses or damages to the extent such indemnified person is not entitled to payment of such amounts in accordance with the terms hereof.

Governing Law and Forum:
New York; provided, that, any Term Loan Definitive Documentation that governs any security interest in and/or lien on any Collateral will be governed by the laws of the jurisdiction in which such security interest and/or lien is intended to be created and/or perfected (subject to the terms hereof).

Counsel to the Administrative Agent and the New Senior Secured Term Lenders:	[__].

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Annex I to Schedule D-1
INTEREST AND CERTAIN FEES

Interest Rate Options:
The Borrower may elect that the New Senior Secured Term Loans comprising each borrowing bear interest at a rate per annum equal to (a) the ABR (as defined below) plus the Applicable Margin (as defined below), (b) the Eurodollar Rate (as defined below) plus the Applicable Margin or (c) EURIBOR (as defined below) plus the Applicable Margin.

As used herein:

“ABR” means the highest of (a) the rate of interest publicly announced by the Administrative Agent as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (b) the federal funds effective rate from time to time plus 0.50% per annum, (c) the 1-month Published LIBOR Rate (as defined below) plus 1.00% per annum and (d) in the case of New Senior Secured Term Loans, 1.00% per annum.

“ABR Loans” means New Senior Secured Term Loans bearing interest based upon the ABR. ABR Loans will be made available on same day notice.
“Applicable Margin” means New Senior Secured Term Loans (A) in USD, (i) 4.50% in the case of ABR Loans and (ii) 5.50% in the case of Eurodollar Loans and EURIBOR Loans, and (B) in Euros, 5.25%.

“EURIBOR” means EURIBOR (to be defined on a basis reasonably acceptable to the Administrative Agent) for the applicable interest period on the date of determination; provided, that EURIBOR shall be no less than 1.00%.

“EURIBOR Loans” means New Senior Secured Term Loans bearing interest based upon EURIBOR.
“Eurodollar Loans” means New Senior Secured Term Loans bearing interest based upon the Eurodollar Rate.

“Eurodollar Rate” means the higher of (a) rate for eurodollar deposits for a period equal to 1, 2, 3, 6, or, if available to all relevant affected New Senior Secured Term Lenders, 12 months or a shorter period (as selected by the Borrower) appearing on Reuters Screen LIBOR01 Page (or otherwise on the Reuters screen) (the “Published LIBOR Rate”) (as adjusted for statutory reserve requirements for eurocurrency liabilities) and (b) 1.00%.

Interest Payment Dates:	In the case of ABR Loans, quarterly in arrears.
In the case of Eurodollar Loans, on the last day of each relevant interest period and, in the case of any interest period longer than 3

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months, on each successive date 3 months after the first day of such interest period.
In the case of EURIBOR Loans, on the last day of each relevant interest period and, in the case of any interest period longer than 3 months, on each successive date 3 months after the first day of such interest period.

Default Rate:
At any time when a payment event of default (with respect to any principal, interest, premium or fees) under the New Senior Secured Term Facility exists, the relevant overdue amounts shall bear interest, to the fullest extent permitted by law, at 2.00% per annum above the rate then borne by (in the case of principal) such borrowings or (in the case of interest) the borrowings to which such overdue amount relates.

Rate and Fee Basis:
All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest payable on which is then based on the Prime Rate) for actual days elapsed.

Interest Act (Canada)
For purposes of the Interest Act (Canada), where in the Term Loan Definitive Documentation a rate of interest is to be calculated on the basis of a year of 360, 365 or 366 days, as applicable, the yearly rate of interest to which the rate is equivalent is the rate multiplied by the number of days in the year for which the calculation is made and divided by 360, 365 or 366, as applicable. The rates of interest under the Term Loan Definitive Documentation shall be nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under the Term Loan Definitive Documentation.

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Annex II to Schedule D-1
COVENANT AND EVENT OF DEFAULT ANNEX

Affirmative Covenants:
Limited to the following: delivery of (a) annual (i) audited financial statements within 90 days of the end of each fiscal year (accompanied by an opinion of an independent accounting firm that is not subject to (A) a “going concern” qualification (other than a “going concern” qualification resulting from the maturity of any Credit Facility within 12 months of the relevant audit opinion or the breach or anticipated breach of any financial covenant or (B) a qualification as to the scope of the relevant audit) and (ii) management’s discussion and analysis, (b) (i) quarterly unaudited financial statements and (ii) management’s discussion and analysis (for each of the first 3 fiscal quarters of each fiscal year) within 45 days, (c) an annual budget within 90 days of the end of each fiscal year, (d) officers’ certificates and other information reasonably requested by the Administrative Agent, (e) quarterly lender calls, (f) notices of default and events that would reasonably be expected to have a Material Adverse Effect, (g) maintenance of books and records; (h) maintenance of existence; compliance with laws (including (i) ERISA and environmental laws and (ii) OFAC, FCPA, UKBA, Canadian Anti-Corruption and Sanctions Laws, and the PATRIOT Act and, to the extent applicable, other anti-terrorism laws, anti-bribery and corruption laws, anti-money laundering laws and laws and measures related to export control and sanctioned persons and activities (including, but not limited to, export control and sanctions laws and measures imposed by the United States, the European Union or its Member States, or the United Kingdom)), (i) maintenance of property and insurance, (j) payment of taxes, (k) right of the Administrative Agent to inspect property and books and records (subject, absent a continuing event of default, to frequency and cost reimbursement limitations), (l) commercially reasonable efforts to maintain public ratings (but not specific ratings), (m) designation of Unrestricted Subsidiaries, (n) use of proceeds, (o) with respect to any Loan Party subject to European Insolvency Regulation, change its centre of main interest, (p) Companies Act 2014, Ireland, (q) GDPR and (r) further assurances on guaranty and Collateral matters (including, without limitation, with respect to additional guarantees and security interests in after-acquired property), subject to the parameters set forth under “COLLATERAL” in Schedule D-1.

The foregoing affirmative covenants shall apply to the Borrower and its Restricted Subsidiaries, and shall be subject to Material Adverse Effect exceptions consistent with the Documentation Considerations.

Negative Covenants:	Limited to the following and applicable to the Borrower and its Restricted Subsidiaries:

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(a) indebtedness (including guarantee obligations in respect of indebtedness), with exceptions for, among other things,

(i)    purchase money indebtedness and Capital Lease Obligations in an aggregate outstanding principal amount not to exceed, at the time of incurrence of such indebtedness (and after giving effect thereto), the greater of (i) $29,000,000 and (ii) 1.25% of Consolidated Total Assets (to be defined in a manner consistent with the Definitive Documentation);

(ii)    indebtedness existing on the Closing Date (A) expressly permitted pursuant to the Recapitalization Transaction or (B) with a principal amount of less than $100,000, and, in each case, any refinancing indebtedness incurred to refinance any such indebtedness (the “Permitted Surviving Debt”);

(iii)    other Indebtedness of the Borrower or any Restricted Subsidiary secured on a pari passu or junior Lien basis with respect to the Liens securing the obligations or on an unsecured basis; provided, that

(A)    in the case of indebtedness secured on a pari passu or senior basis (including the Revolving Facility), the Secured Net Leverage Ratio (calculated on a pro forma basis) as of the end of the most recently completed four consecutive fiscal quarters of the Borrower ending on or before such date for which financial statements have been delivered (the “Test Period”) is not greater than 5.00:1.00, and

(B)    in the case of indebtedness secured on a junior basis or secured by assets other than the Collateral or unsecured indebtedness, the Total Net Leverage Ratio (calculated on a pro forma basis) as of the end of the most recent Test Period is not greater than 6.50:1.00, provided further that, in the case of any indebtedness incurred under this clause (iii), (1) such indebtedness shall not mature prior to the date that is 91 days after the Maturity Date of the New Senior Secured Term Loans or have a Weighted Average Life to Maturity less than the Weighted Average Life to Maturity of the New Senior Secured Term Loans plus 91 days, (2) such indebtedness shall not have mandatory prepayment, redemption or offer to purchase events more onerous than those set forth in herein except to the extent applying to periods solely after the Maturity Date of New Senior Secured Term Loans outstanding

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 hereunder, (3) the other terms and conditions of such indebtedness reflect market terms and conditions at the time of incurrence or issuance of such indebtedness, (4) to the extent (x) any such indebtedness incurred is secured by a lien on the Collateral or (y) the aggregate principal amount of any such indebtedness is in excess of $25,000,000 and such indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such indebtedness is incurred or issued subject to an Intercreditor Agreement, (5) if any such Indebtedness is secured on a pari passu basis with respect to the liens securing the obligations, then such indebtedness shall be in the form of notes or other debt securities in each case and (6) prior to January 1, 2019, such indebtedness may only be incurred to finance Permitted Acquisitions and (ii) any refinancing indebtedness incurred in respect thereof;

(iv)    indebtedness of the Borrower and the other Loan Parties under a revolving facility which may provide for “super-priority” status under customary terms, including a “first-out” basis in the Collateral waterfall provision, in an aggregate principal amount of up to the greater of (x) $150 million at any time outstanding or (y) 50% of Consolidated Adjusted EBITDA (pro forma for any acquisitions), with a total outstanding principal amount not to exceed $250 million (the “Revolving Facility”), the proceeds of which shall not be used to fund any acquisitions, joint ventures, minority investments or investments in Unrestricted Subsidiaries, ;

(v)    indebtedness owed to (including obligations in respect of letters of credit or bank guarantees, or similar instruments for the benefit of) any Person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance pursuant to reimbursement or indemnification obligations to such Person, in each case, in the ordinary course of business; provided that, upon the incurrence of indebtedness with respect to reimbursement obligations regarding workers’ compensation claims, such obligations are reimbursed not later than sixty (60) days following such incurrence;

(vi) indebtedness incurred in connection with any Refinancing Facility and/or in connection with any Refinancing Notes;

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(vii)    intercompany debt without limitation; provided, that (A) loans made (and guarantees provided) by Loan Parties to (or in favor of) Restricted Subsidiaries that are not Loan Parties will be subject to the Investment covenant described below, (B) the aggregate principal amount of such indebtedness incurred pursuant to this subclause (vii) by a Restricted Subsidiary that is not a Loan Party owing to a Loan Party and investments by Loan Parties in Restricted Subsidiaries that are not Loan Parties and will not become a Loan Party in connection with the incurrence of the Investment covenant below, shall not exceed in the aggregate the greater of (x) $58,000,000 and (y) 2.50% of Consolidated Total Assets, (C) to the extent the aggregate principal amount of any such indebtedness is in excess of $25,000,000 and such indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such indebtedness is incurred or issued subject to an Intercreditor Agreement and (D) the obligation of any Loan Party to repay any loan made by any Restricted Subsidiary that is not a Loan Party shall be subject to customary subordination provisions;

(viii)    indebtedness assumed in connection with any acquisition permitted under the Term Loan Definitive Documentation so long as (A) the relevant indebtedness was not incurred in contemplation of the relevant acquisition, (B) no event of default then exists or would result therefrom and (C) after giving effect to the assumption of such indebtedness and such acquisition on a pro forma basis as of the last day of the most recent fiscal quarter of the Borrower for which financial statements have been made available, the Total Net Leverage Ratio (calculated on a pro forma basis) (x) does not exceed 6.50:1.00 or (y) would be equal to or less than immediately prior to such assumption of Indebtedness and such Permitted Acquisition;

(ix)    indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management treasury services in the ordinary course of business,

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(x)    indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations, including (A) those incurred to secure health, safety and environmental obligations and (B) performance guarantees of suppliers, customers, franchisees and licensees of the Borrower and its Restricted Subsidiaries;

(xi)    guarantees (A) by the Borrower or any Loan Party of any indebtedness of the Borrower or any Loan Party permitted to be incurred, (B) by the Borrower or any Loan Party of indebtedness otherwise permitted hereunder of any Restricted Subsidiary that is not a Loan Party to the extent such guarantees are permitted by the Investment covenant below and (C) by any Restricted Subsidiary of the Borrower that is not a Loan Party of indebtedness of another Restricted Subsidiary of the Borrower that is not a Loan Party permitted to be incurred under this Agreement; provided that guarantees by the Borrower or any Loan Party under this clause (xi) of any other indebtedness of a Person that is subordinated to other indebtedness of such Person shall be expressly subordinated to the obligations on terms not less favorable to the New Senior Secured Term Lenders than the subordination terms applicable to such other indebtedness;

(xii) indebtedness incurred in connection with any acquisition permitted under the Term Loan Definitive Documentation so long as after giving effect pro forma effect thereto:

(A)    if such indebtedness is secured on a pari passu basis, the Secured Net Leverage Ratio (calculated on a pro forma basis) as of the end of the most recent Test Period does not exceed the greater of (1) 5.00:1.00 and (2) the Secured Net Leverage Ratio as of the last day of the then-most recently completed fiscal quarter (it being understood and agreed that any such debt that is incurred by any Loan Party in the form of term loans that are pari passu with the New Senior Secured Term Loans in right of payment and with respect to security shall be subject to a “most favored nation” pricing adjustment on the same terms as those set forth in the MFN Provision),

(B) if such indebtedness is secured on a junior basis, is secured by assets other than the Collateral, or

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 is unsecured, the Total Net Leverage Ratio does not exceed the greater of (1) 6.50:1.00 and (2) the Total Net Leverage Ratio as of the last day of the then-most recently completed fiscal quarter,
(this clause (xii), the “Incurred Acquisition Debt Basket”);

(xiii)    indebtedness arising from agreements of the Borrower or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations (including contingent earn-out obligations), in each case, incurred or assumed in connection, and substantially simultaneously with, or prior to and for the purpose of consummating, any acquisition permitted under the Term Loan Definitive Documentation or other investment or the disposition of any business, assets or a subsidiary not otherwise prohibited, other than guarantees of indebtedness for borrowed money incurred for the purpose of financing such acquisition or other investment or the acquisition of such business, assets or subsidiary;

(xiv)    any secured or unsecured notes or loans issued or borrowed in lieu of loans under the New Senior Secured Incremental Term Facility (so long as the applicable conditions to borrowing loans under the New Senior Secured Incremental Term Facility would have been satisfied) (any such notes or loans, “New Senior Secured Incremental Equivalent Debt”) and any permitted refinancing indebtedness in respect thereof; it being understood that (A) the New Senior Secured Term Facility shall not be subject to a “most favored nation” pricing adjustment as a result of the issuance or incurrence of any New Senior Secured Incremental Equivalent Debt (other than New Senior Secured Incremental Equivalent Debt consisting of syndicated term loans that are pari passu with the New Senior Secured Term Loans in right of payment and security), and (B) the requirements set forth in clause (v)(B) under the heading “New Senior Secured Incremental Term Facility” shall not apply to any New Senior Secured Incremental Equivalent Debt (it being understood and agreed that the terms and conditions of such New Senior Secured Incremental Equivalent Debt subject to clause (v)(B) under the heading “New Senior Secured Incremental Term Facility” (excluding, for the avoidance of doubt, margin, pricing, maturity and/or fees) of the relevant New Senior Secured Incremental Equivalent Debt may not be more favorable (taken as a whole and as reasonably determined by the Borrower) to the

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lenders providing such New Senior Secured Incremental Equivalent Debt than those applicable to the analogous New Senior Secured Term Facility (except for covenants or other provisions applicable only to periods after the latest final maturity date of the relevant New Senior Secured Term Facility existing at the time of the implementation of such New Senior Secured Incremental Equivalent Debt) or, other than in the case of New Senior Secured Incremental Equivalent Debt consisting of term loans that are pari passu with the New Senior Secured Term Loans in right of payment and security, such terms may be current market terms for the applicable type of indebtedness);
(xv)    indebtedness incurred in connection with (A) Secured Hedging Agreements permitted under the Term Loan Definitive Documentation and (B) Secured Cash Management Arrangements;

(xvi) indebtedness arising pursuant to appeal bonds or similar instruments required in connection with judgments that do not result in a default or Event of Default;
(xvii) indebtedness consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(xviii)    indebtedness in an aggregate amount not exceeding the aggregate gross amount of “qualified” capital contributions (made in cash or which are converted into cash) and proceeds of Permitted Equity issuances (other than proceeds of Permitted Equity issuances that are applied in reliance on the Cumulative Credit) by the Borrower (or any direct or indirect parent company) after the Closing Date that are not otherwise applied;

(xix)    indebtedness of the Borrower and the Restricted Subsidiaries incurred under overdraft facilities (including, but not limited to, intraday, automated clearing house and purchasing card services) extended by one or more financial institutions and established for the Borrower’s and the Restricted Subsidiaries’ ordinary course of operations;

(xx)    indebtedness in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and trade letters of credit (other than obligations in respect of

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other indebtedness) in each case, incurred in the ordinary course of business;
(xxi)    unsecured indebtedness in respect of obligations to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services incurred in the ordinary course of business and not in connection with the borrowing of money or any Hedge Agreements;

(xxii) indebtedness representing deferred compensation to employees, directors or consultants incurred in the ordinary course of business;

(xxiii)    indebtedness consisting of promissory notes issued to current or former officers, directors and employees, or their respective estates or family members, in each case, to finance the purchase or redemption of Equity Interests of the Borrower permitted by the Investments covenant below;

(xxiv)    indebtedness consisting of obligations under deferred compensation or other similar arrangements incurred by such Person in connection with any acquisition permitted under the Term Loan Definitive Documentation or any other Investment permitted hereunder;

(xxv) guarantees of any lease permitted hereunder of real property entered into by the Borrower or any Restricted Subsidiary;
(xxvi) [reserved];

(xxvii)    indebtedness in an aggregate amount equal to 100% of the net cash proceeds received by the Borrower from the issuance or sale of its Equity Interests (other than disqualified stock) after the Closing Date excluding any equity interests issued or capital contribution made on or prior to the Closing Date;

(xxviii)    a general debt basket in an aggregate outstanding principal amount not to exceed the greater of (x) $40,500,000 and (y) 1.75% of Consolidated Total Assets; provided that, to the extent the aggregate principal amount of any such indebtedness is in excess of $25,000,000 and such indebtedness is incurred by a Restricted Subsidiary that is not organized under the laws of Canada or the United States, such indebtedness is incurred or issued subject to an Intercreditor Agreement;

(xxix) indebtedness of any Restricted Subsidiary that is not a

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Loan Party under any working capital or similar line of credit in an aggregate outstanding principal amount not to exceed an amount to be agreed;
(xxx)    solely with respect to the New Senior Secured Term Loans, the New Senior Secured Notes, including any Refinancing Facility incurred in respect thereof;

(xxxi)    solely with respect to the New Senior Secured Notes, the New Senior Secured Term Loans, including any New Senior Secured Incremental Term Facility and any Refinancing Facility incurred in respect thereof;

(xxxii)    all premium (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in subclauses (i) through (xxviii) above;

provided that any such indebtedness incurred by Restricted Subsidiaries that are not Loan Parties pursuant to clauses (iii), (iv), (vi), (xii), (xiv), (xviii), (xxvii) and (xxviii) above, shall not exceed an aggregate principal amount outstanding equal to the greater of (i) $58,000,000 and (ii) 2.5% of Consolidated Total Assets;

(b) liens, with exceptions for, among other things,

(i)    (A) any lien created under the Definitive Documentation (including, without limitation, liens created under the collateral documents securing obligations in respect of Hedge Agreements to the extent such obligations constitute obligations secured pursuant to the collateral documents), any lien created under the Definitive Documentation evidencing any other indebtedness permitted under clause (vi) of the indebtedness covenant above, and (B) liens securing any Refinancing Facility and/or issuance of Refinancing Notes,

(ii)    liens in respect of taxes that (x) are being contested in good faith and are subject to appropriate reserves to the extent required under IFRS, or (y) the non-payment of which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect,

(iii) [reserved],
(iv) any lien securing Indebtedness permitted by clause (xix) of the indebtedness covenant above or Refinancing indebtedness in respect thereof

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(v)    liens securing (A) Permitted Surviving Debt and (B) liens existing on the Closing Date securing property or assets having a fair market value not to exceed $1,000,000 individually, and $5,000,000 in the aggregate and, in each case, any modifications, replacements, renewals or extensions thereof,

(vi) [reserved],

(vii)    subject, if applicable, to Acceptable Intercreditor Arrangements, liens securing debt incurred in reliance on the Incurred Acquisition Debt Basket, subject to the applicable conditions set forth therein,

(viii)    liens securing pari passu or junior lien Indebtedness permitted pursuant to clause (iii) of the debt covenant above; provided that (i) in the case of junior lien indebtedness, such liens rank junior to the liens on the Collateral securing the obligations (but may not be secured by any assets that are not Collateral) and (ii) in each case, the beneficiaries thereof (or an agent on their behalf), shall have entered into an Intercreditor Agreement or other intercreditor arrangements reasonably acceptable to the Administrative Agent;

(ix) [reserved];
(x) liens for Taxes, assessments or other governmental charges or levies not yet delinquent or that are being contested in compliance with clause (j) of the “Affirmative Covenants” above;

(xi)    liens imposed by law (including landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like liens) arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Borrower or any Restricted Subsidiary shall have set aside on its books reserves in accordance with IFRS;

(xii)    (i) pledges and deposits and other liens made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation, un‑ employment insurance and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (ii) pledges and deposits and other liens securing liability for reimbursement or indemnification obligations of (including obligations

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in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance;
(xiii)    deposits and other liens to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capital Lease Obligations), statutory obligations, surety and appeal bonds, performance and return of money bonds, bids, leases, government contracts, trade contracts, agreements with public utilities, customs duties, and other obligations of a like nature (including letters of credit in lieu of any such bonds or to support the issuance thereof) incurred by the Borrower or any Restricted Subsidiary in the ordinary course of business that do not materially and adversely affect the conduct of the business of the Borrower and its Restricted Subsidiaries taken as a whole, including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(xiv)    zoning restrictions, survey exceptions and such matters as an accurate survey would disclose, easements, trackage rights, leases (other than Capital Lease Obligations), licenses, special assessments, rights-of-way covenants, conditions, restrictions and declarations on or agreements with respect to the use of real property, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business and title defects or irregularities that, in the aggregate, do not interfere in any material respect with the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

(xv)    liens securing indebtedness permitted to be incurred pursuant to any sale and lease-back transactions so long as such liens attach only to the property to which such Indebtedness relates (or accessions to such property and proceeds thereof);

(xvi) liens securing judgments that do not constitute an Event of Default under clause (ix) of Events of Default, below;
(xvii) liens in favor of the Borrower or any Restricted Subsidiary;

(xviii)    liens on property existing at the time of a Permitted Acquisition thereof by the Borrower or any Restricted Subsidiary of the Borrower; provided that such liens were not incurred in contemplation of or in

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connection with such Permitted Acquisition and do not extend to any property other than the property so acquired by the Borrower or the Restricted Subsidiary;
(xix)    any security interest or set-off arrangements entered into by the Borrower or any of its subsidiaries in the ordinary course of its banking arrangements which arise from the general banking conditions (algemene bankvoorwaarden);

(xx) any interest or title of a lessor or sublessor under any leases or subleases entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(xxi)    liens that are contractual rights of set-off, off-set or recourse to account balances (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts or cash pooling arrangements (including with respect to any joint and several liability provisions in relation thereto) of the Borrower or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower and the Restricted Subsidiaries, (iii) relating to debit card or other payment services or (iv) relating to purchase orders and other agreements (other than Indebtedness for borrowed money) entered into with customers in the ordinary course of business;

(xxii) liens arising by virtue of any statutory or common law provisions or similar provisions applicable in foreign jurisdictions relating to banker’s liens, rights of set-off or similar rights;

(xxiii)    liens securing obligations in respect of trade-related letters of credit, trade-related bank guarantees or similar trade-related obligations permitted under clause (xx) of the debt covenant above, and covering the goods (or the documents of title in respect of such goods) financed by such letters of credit, bank guarantees or similar obligations and the proceeds and products thereof;

(xxiv)    leases or subleases, licenses or sublicenses granted to or from others in the ordinary course of business and not interfering in any material and adverse respect with the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

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(xxv) liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(xxvi)    liens on the assets of a subsidiary of the Borrower that is not a Loan Party that secure obligations of a subsidiary of the Borrower that is not a Loan Party permitted to be incurred under the debt covenants above; provided that such liens secure obligations in an aggregate principal or other amount outstanding at any time not exceeding the greater of (x) 23,000,000 and (y) 1.0% of Consolidated Total Assets;

(xxvii) set-off and early termination rights under Hedge Agreements;

(xxviii)    (i) liens solely on any cash earnest money deposits made by the Borrower or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder and (ii) liens on the proceeds of Indebtedness in favor of the lenders or holders of such Indebtedness and their agents or representatives pending the application of such proceeds to a Permitted Acquisition or other Investment permitted hereunder or any refinancing;

(xxix) liens arising out of consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;
(xxx) liens securing insurance premium financing arrangements, provided that such liens are limited to the applicable unearned insurance premiums;
(xxxi) liens securing Hedge Agreements and submitted for clearing in accordance with applicable law;
(xxxii) liens arising from precautionary UCC financing statements or similar or analogous financing statements in any jurisdiction;

(xxxiii)    liens arising from the right of distress enjoyed by landlords or lessors or liens otherwise granted to landlords or lessors, in either case, to secure the payment of arrears of rent in respect of leased properties;

(xxxiv) [reserved];

(xxxv)    deemed trusts or other liens that are unregistered and that secure amounts that are not yet due and payable and delinquent in respect of unpaid wages, vacation pay, employee or non-resident withholding tax source

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deductions, goods and services taxes, sales taxes, harmonized sales taxes, municipal taxes, workers’ compensation, unemployment insurance, pension fund obligations and realty taxes;
(xxxvi)    liens on Equity Interests of any joint venture or Unrestricted Subsidiary (i) securing obligations of such joint venture or Unrestricted Subsidiary, as the case may be, or (ii) pursuant to the relevant joint venture agreement or arrangement;

(xxxvii) liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (iii) of the definition thereof;

(xxxviii)    liens securing the Borrower’s or its subsidiaries’ obligations in relation to corporate aircraft, including rights under any lease, sublease, charter, management, operating, crew, service, repair, maintenance, storage or other agreement relating to the aircraft, rights in the aircraft and any parts, accessions and accessories thereto, rights under insurance policies and security deposits and rights in income derived from and proceeds of any of the foregoing, in the ordinary course;

(xxxix) liens securing obligations under any Secured Hedge Agreements or Secured Cash Management Agreements;

(xl)    licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property granted to others (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or any of the Restricted Subsidiaries;

(xli)    liens securing Indebtedness permitted to be incurred pursuant to clause (i) of the debt covenants above; provided that (i) such liens attach concurrently with or within 270 days after the acquisition, installation, repair or improvement (as applicable) of the property subject to such liens, (ii) such liens do not at any time encumber any property other than the property financed by such Indebtedness, replacements thereof and additions and accessions to such property, the proceeds and the products thereof, customary security deposits and insurance and (iii) with respect to Capital Lease Obligations, such liens do not at any time extend to or cover any assets (except for additions and accessions to such assets, replacements and products thereof, customary security deposits and

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insurance) other than the assets subject to such Capital Lease Obligations; provided, further, that individual financings of equipment provided by one creditor may be cross-collateralized to other financings of equipment provided by such creditor;
(xlii)    liens securing Indebtedness permitted by clause (a)(viii) above may be secured by Liens on the newly acquired assets or assets of the newly acquired subsidiary; provided that such Indebtedness was not created in contemplation of the acquisition of such assets or subsidiary by the Borrower or any Restricted Subsidiary; provided, further, that the Senior Secured Net Leverage Ratio on a Pro Forma Basis is no greater than 5.00:1.00; and

(xliii)    liens securing Indebtedness or other obligations in an aggregate principal or other amount outstanding at any time not exceeding the greater of (x) $40,500,000 and (y) 1.75% of Consolidated Total Assets.

(c) mergers, consolidations and sales of assets, with exceptions for, among others:

(i)    any Restricted Subsidiary may be merged or consolidated or amalgamated with or into the Borrower or any Restricted Subsidiary; provided that (A) in the case of a merger, amalgamation or consolidation involving (x) the Borrower, the Borrower shall be the continuing or surviving Person or (y) an Additional Borrower, such Additional Borrower shall be the continuing or surviving Person and (B) in the case of a merger, amalgamation or consolidation involving any other Loan Party, either (x) such Loan Party shall be the continuing or surviving Person or the continuing or surviving Person shall be or become a Loan Party or (y) such transaction shall be treated as an Investment;

(ii)    sales or other dispositions among the Borrower and its Restricted Subsidiaries or by and among Restricted Subsidiaries (upon voluntary liquidation or otherwise); provided that any such sale or disposition by a Loan Party to a Person that is not a Loan Party shall be (A) for fair market value or (B) treated as an Investment;

(iii)    the liquidation or dissolution of any Restricted Subsidiary or change in form of entity of any Restricted Subsidiary if (A) the Borrower determines in good faith that such liquidation, dissolution or change in form is (1) in the best interests of the

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Borrower and its Restricted Subsidiaries, taken as a whole, and (2) either the Borrower or a Restricted Subsidiary receives any assets of such dissolved or liquidated Restricted Subsidiary; provided that in the case of a dissolution or liquidation of a Loan Party that results in a distribution of assets to a subsidiary that is not a Loan Party, such distribution shall be treated as an Investment and shall be subject to the restrictions under clause (e) below and (3) any merger, amalgamation, dissolution, liquidation or consolidation, the purpose of which is to effect (A) a sale or disposition otherwise permitted under this clause (c) (other than clause (ii) above or this clause (iii)); provided, further, in the case of a change in the form of entity of any Restricted Subsidiary that is a Loan Party, after such change, the security interests of the Collateral Agent and the Secured Parties in the Collateral of such Loan Party shall remain in full force and effect and be perfected to the same extent as prior to such change or (B) an Investment permitted under clause (e) below;
(iv)    (x) sales or leases of inventory in the ordinary course of business, (y) the leasing or subleasing of real property in the ordinary course of business and (z) leases, subleases, assignments, licenses, cross-licenses and sublicenses of assets in the ordinary course of business to third persons not interfering in any material respect with the business of the Borrower or any of its Restricted Subsidiaries;

(v) disposals of surplus, obsolete, damaged, used or worn out property or other property that is no longer useful;
(vi) dispositions of Cash Equivalents;
(vii) dispositions, mergers, amalgamations, consolidations or conveyances that constitute liens, Investments or Restricted Payments permitted hereby;

(viii)    sales or other dispositions of any assets of the Borrower or any Restricted Subsidiary for fair market value; provided that at least 75.0% of the consideration for such sale or disposition shall consist of (x) cash and Cash Equivalents, (y) any securities, notes, Equity Interests or other obligations received by the Borrower or any such Restricted Subsidiary from such transferee that are converted by the Borrower or such Restricted Subsidiary into cash within 180 days of their receipt, to the extent of the cash received in that conversion, and (z) any Designated Non-Cash Consideration received by the

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Borrower or any such Restricted Subsidiary in such sale or other disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (z) that is at that time outstanding, not to exceed $35,000,000 at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, in each case, shall be deemed to be Cash Equivalents; provided that to the extent provided therein, the net cash proceeds of any sale or disposition permitted pursuant to this clause (viii) shall be subject to the “MANDATORY PREPAYMENTS” in Schedule D-1;
(ix)    to the extent that (A) the relevant property or assets are exchanged for credit against the purchase price of similar replacement property or (B) the proceeds of the relevant sale or disposition are promptly applied to the purchase price of such replacement property, so long as the exchange, sale or disposition is made for fair value and on an arm’s length basis for like property or assets; provided that upon the consummation thereof, in the case of any Loan Party, the Administrative Agent has a perfected lien on the replacement property having the same priority as any lien held on the property or assets so exchanged, sold or disposed;

(x)    dispositions of Investments in joint ventures to the extent required by, or made pursuant to, contractual buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(xi) sales, discounting or forgiveness of accounts receivable in the ordinary course of business or in connection with the collection or compromise thereof;

(xii)    dispositions and/or terminations of leases, subleases, licenses or sublicenses (including the provision of software under an open source license), which (i) are in the ordinary course of business, (ii) do not materially interfere with the business of the Borrower and its Restricted Subsidiaries taken as a whole or (iii) relate to closed facilities or closed storage or distribution centers or the discontinuation of any product line;

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(xiii)    (i) the expiration of any option agreement in respect of real or personal property and (ii) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims in the ordinary course of business;

(xiv) transfers of property subject to a Casualty Event upon receipt of Net Cash Proceeds of such Casualty Event;

(xv)    sales of non-core assets acquired in connection with an acquisition permitted hereunder and sales of real estate assets acquired in an acquisition permitted hereunder which, within 30 days of the date of the acquisition, are designated in writing to the Administrative Agent as being held for sale and not for the continued operation of the Borrower or any of the Restricted Subsidiaries or any of their respective businesses;

(xvi)    substantially contemporaneous exchanges or swaps, including transactions covered by Section 1031 of the Internal Revenue Code, of property or assets so long as the exchange or swap is made for fair value and on an arm’s length basis for like property or assets and not to exceed $10,000,000 in the aggregate; provided that upon the consummation of such exchange or swap, in the case of any Loan Party, the Administrative Agent has a perfected lien having the same priority as any lien held on the property or assets so exchanged or swapped;

(xvii)    (A) licenses, sublicenses, covenants not to sue, releases or other rights under Intellectual Property (including in connection with distribution, license and supply agreements) granted to or from others (or expiration or termination of any of the foregoing) in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries, (B) the sale or disposal of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, which are in the ordinary course of business or, in the reasonable good faith determination of the Borrower, are uneconomical, negligible, or not material to the conduct of the business of the Borrower and the Restricted Subsidiaries taken as a whole, and (C) the abandonment, cancellation or lapse of Intellectual Property, or any issuances or registrations, or applications for issuances or registrations, of any Intellectual Property, in each case, in the ordinary course of business or in the reasonable business

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judgment of the Borrower or the Restricted Subsidiaries; (xviii) terminations of Hedge Agreements; and
(xix) sales or dispositions of Equity Interests or debt or other securities of or in Unrestricted Subsidiaries.
(d) dividends or distributions on, or redemptions or repurchases of, the capital stock of the Borrower (“Restricted Payments”), with exceptions for, among other things,
(i) the Borrower may make Restricted Payments payable solely in Qualified Stock (to be defined in a manner consistent with the Definitive Documentation) of the Borrower;
(ii) any Restricted Subsidiary of the Borrower may declare and pay cash dividends to the Borrower or to any Loan Party of which it is a subsidiary;
(iii) as expressly provided by the Recapitalization Transaction Term Sheet;

(iv)    the Borrower may repurchase Equity Interests of the Borrower upon exercise of options or warrants if such Equity Interests represents all or a portion of the exercise price of such options or warrants and/or amounts on account of required withholding taxes and brokerage fees with respect to such options as part of a “cashless” exercise;

(v)    dividend adjustments and repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities or the vesting of restricted stock units or deferred stock units (including any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement);

(vi)    so long as no event of default exists or would result therefrom, payments for the repurchase of Equity Interests of the Borrower held by any present or former employee, director, member of management, officer, manager or consultant (or any Affiliate or family member thereof) as a result of the exercise by such Person of employee stock options or the vesting of restricted stock units or deferred stock units, in an amount not to exceed $10,000,000 in a Fiscal Year;

(vii) [reserved];

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(viii) [reserved]; and

(ix)    from and after January 1, 2019, the Borrower may make Restricted Payments with any portion of the Cumulative Credit if, at the time such Restricted Payment is made, no Event of Default shall have occurred and be continuing or would result therefrom and after giving effect to such Restricted Payments on a pro forma basis, (i) the Secured Net Leverage Ratio shall not exceed 4.00:1.00 and (ii) the Total Net Leverage Ratio shall not exceed 4.50:1.00 (this clause (ix), the “Incurrence-Based Restricted Payment Basket”),

(e) investments, loans and advances (“Investments”), with exceptions for, among other things,
(i) Investments made in accordance with the terms of binding agreements existing on the Closing Date;
(ii) [reserved];
(iii) [reserved];

(iv)    Investments in a joint venture, when taken together with all other Investments made pursuant to this clause (iv) that are at the time outstanding, not to exceed $25,000,000 at any one time outstanding;

(v) Cash Equivalents and Investments that were Cash Equivalents when made;
(vi) Investments arising out of the receipt by the Borrower or any Restricted Subsidiary of non-cash consideration for the sale or other disposition of assets permitted under clause (c) above;

(vii)    loans and advances to officers, directors, employees or consultants of the Borrower or any Restricted Subsidiary (A) not to exceed in the aggregate $5,000,000 at any time outstanding, (B) for reasonable and customary business and related travel, entertainment, relocation and analogous ordinary business purposes, or (C) in respect of payroll payments and expenses in the ordinary course of business;

(viii)    accounts receivable, security deposits and prepayments arising and trade credit granted in the ordinary course of business and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors and any prepayments and other credits to

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suppliers made in the ordinary course of business; (ix) Hedge Agreements not entered into for speculative purposes;
(x) Investments existing on, or contractually committed as of, the Closing Date as expressly provided by the Recapitalization Transaction Term Sheet;
(xi) Investments resulting from pledges and deposits referred to in the corresponding liens covenant above;
(xii) solely with respect to the New Senior Secured Term Loans, repurchases of the New Senior Secured Notes in each case permitted hereunder;
(xiii) Investments constituting Permitted Acquisitions;

(xiv)    Investments of the Borrower in any Restricted Subsidiary or any entity that becomes a Restricted Subsidiary in connection and substantially concurrently with such Investment and of any Restricted Subsidiary in the Borrower or in any other Restricted Subsidiary or any entity that becomes a Restricted Subsidiary in connection and substantially concurrently with such Investment; provided that the aggregate principal amount of such Investments (including intercompany loans and other Investments) made pursuant to this clause (xiv) by Loan Parties in Restricted Subsidiaries that are not Loan Parties and will not become a Loan Party in connection with the incurrence of such Investment, when aggregated with Indebtedness incurred by Restricted Subsidiaries that are not Loan Parties owing to a Loan Party pursuant to subclause (vii)(B) of the debt covenant above and acquisitions of Persons that do not become Loan Parties pursuant to clause (xiii) above, shall not exceed the greater of (x) $58,000,000 and (y) 2.50% of Consolidated Total Assets;

(xv) any actions permitted by the Support Agreement as expressly provided by the Recapitalization Transaction Term Sheet;

(xvi)    Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, customers, distributors and suppliers, or Investments acquired by the Borrower or any Restricted Subsidiary as a result of a foreclosure by the Borrower or any of the Restricted Subsidiaries with respect to any secured Investments or other transfer of title with respect to any secured

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Investment in default;
(xvii)    Investments of a Restricted Subsidiary acquired after the Closing Date or of an entity merged into, or amalgamated or consolidated with, the Borrower or merged into or amalgamated or consolidated with a Restricted Subsidiary in accordance with the merger covenant above after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence or had been committed to be made on the date of such acquisition, merger or consolidation;

(xviii) Investments in exchange for Equity Interests of the Borrower;

(xix)    guarantees by the Borrower or any Restricted Subsidiary of obligations that do not constitute Indebtedness and are not otherwise prohibited hereunder, in each case, entered into by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(xx)    Investments consisting of the redemption, purchase, repurchase or retirement of any Equity Interests permitted under the Restricted Payments covenant; provided that any such Investments shall constitute a utilization of the applicable provision or provisions (without double counting) under the Restricted Payments covenant;

(xxi)    Investments in the ordinary course of business consisting of UCC Article 3 endorsements for collection or deposit and UCC Article 4 customary trade arrangements with customers and foreign law equivalent interests;

(xxii) advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Borrower or any Restricted Subsidiary;

(xxiii)    Investments by the Borrower or any Restricted Subsidiaries, if the Borrower or any Restricted Subsidiary would otherwise be permitted to make a Restricted Payment pursuant to clause (d)(ix) above in such amount (provided that the amount of any such Investment shall also be deemed to be a Restricted Payment for all purposes herein);

(xxiv) acquisitions by any Loan Party of Investments evidencing obligations owed by one or more officers

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 or other employees of the Borrower, such Loan Party or its subsidiaries in connection with such officer’s or employee’s acquisition of Equity Interests of the Borrower, so long as no cash is actually advanced in connection with the acquisition of any such obligations;
(xxv)    guarantees permitted under the debt covenant above (except to the extent such guarantee is expressly subject to this clause (e));

(xxvi)    Investments consisting of the licensing, sublicensing, covenants not to sue, releases or other rights under intellectual property (including in connection with distribution, license and supply agreements) in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries;

(xxvii)    Investments consisting of purchases and acquisitions of inventory, supplies, goods, materials and equipment or purchases of contract rights or leases, in each case, in the ordinary course of business;

(xxviii)    Investments consisting of purchases and acquisitions of intellectual property in the ordinary course of business or in the reasonable business judgment of the Borrower or the Restricted Subsidiaries;

(xxix)    Investments in assets useful in the business of the Borrower and any of its Restricted Subsidiaries made with the proceeds of any Reinvestment Deferred Amount or Below Threshold Asset Sale Proceeds (each to be defined in a manner consistent with Documentation Considerations); provided that if the underlying Asset Sale or Casualty Event (each to be defined in a manner consistent with Documentation Considerations) was with respect to the Borrower or a Guarantor, then such Investment shall be consummated by the Borrower or a Guarantor;

(xxx)    Investments in the New Senior Secured Term Loans and other permitted Indebtedness of the Borrower and its Restricted Subsidiaries, in each case, solely (i) to the extent permitted hereunder and under the definitive documentation governing any such other permitted indebtedness and (ii) consummated in accordance with the terms and conditions set forth in the assignment provisions of the Term Loan Definitive Documentation or pursuant to the corresponding provisions of the definitive documentation governing any such other permitted

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Indebtedness, as applicable;
(xxxi)    other Investments by the Borrower or any Restricted Subsidiary; provided that, after giving effect to such Investment, the aggregate amount of all Investments made pursuant to this subclause (xxxi) (valued at the time of the making thereof, and without giving effect to any write-downs or write-offs thereof) shall not exceed the greater of (x) $58,000,000 and (y) 2.50% of Consolidated Total Assets; and

(xxxii)    from and after January 1, 2019, so long as no Event of Default has occurred and is continuing, and after giving effect to any such Investment on a pro forma basis, (i) the Secured Net Leverage Ratio shall not exceed 4.00:1.00 and (ii) the Total Net Leverage Ratio shall not exceed 4.75:1.00, Investments made with any portion of the Cumulative Credit.

(f)    make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of any Indebtedness of the Borrower or any Restricted Subsidiary that is (x) expressly subordinate to the Obligations (to be defined in a manner consistent with Documentation Considerations), (y) unsecured or secured by a Lien that is junior to the Lien securing the Collateral or (z) any Refinancing Indebtedness (to be defined in a manner consistent with Documentation Considerations) in respect of (x) and (y) (clauses (x), (y) and (z), each, a “Junior Financing”; provided, however that any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination in respect of any Junior Financing except for (a) Refinancing Indebtedness, (b) payments of regularly scheduled interest, and, to the extent this Agreement is then in effect, principal on the scheduled maturity date of any Junior Financing, (c) the conversion of any Junior Financing to Equity Interests (other than disqualified stock) of the Borrower, (d) from and after January 1, 2019, so long as no Event of Default has occurred and is continuing or would result therefrom, payments or distributions in respect of Junior Financings prior to their scheduled maturity (1) in an aggregate amount not to exceed the greater of (x) 23,000,000 and (y) 1.0% of Consolidated Total Assets or (2) made with any portion of the Cumulative Credit, subject to compliance with (i) a Secured Net Leverage Ratio of 4.00:1.00 and (ii) a Total Net Leverage Ratio of 4.75:1.00 after giving effect to such payment or distribution on a pro forma basis and (e) payments or distributions in amounts that would otherwise have been permitted to be made as Restricted Payments; provided that any such prepayment shall constitute a

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utilization of the applicable Restricted Payment capacity;
(g)    burdensome agreements (i.e., negative pledge clauses with respect to the Collateral and limitations on dividends and other distributions by Restricted Subsidiaries);

(h) changes in business;

(i)    transactions with affiliates in excess of $5,000,000 in the aggregate, with exceptions to permit, among others, transactions among the Borrower, its Restricted Subsidiaries and/or any joint venture in which the Borrower or any Restricted Subsidiary holds an equity interest (provided that the exceptions set forth in clauses 6.6(b)(11)(B) and (13) in Existing Credit Agreement shall not be included in the Term Loan Definitive Documentation);

(j) sale and lease-back transactions that do not at any time exceed $5,000,000 and the liens in respect thereof are otherwise permitted;
(k) changes in fiscal year; provided that, the Borrower may change its fiscal year once, subject to customary conditions;
(l) creation, contribution to or maintenance of any Canadian pension plan (other than the Canada Pension Plan) which provides for defined benefits; and
(m) amendments of the organizational documents of the Loan Parties that are materially adverse to the New Senior Secured Term Lenders.

The limitations on Investments and Restricted Payments referenced above shall be subject to a carve-out in the amount of a building basket (the “Cumulative Credit”) (to be defined in a manner consistent with Documentation Considerations; provided that, in lieu of an amount equal to excess cash flow increasing the Cumulative Credit, such amount will be based on 50% of Consolidated Net Income).
The Term Loan Definitive Documentation will permit the Borrower and its Restricted Subsidiaries to make acquisitions, directly or indirectly (including in one transaction or a series of related transactions), of all or substantially all the assets of, or all the Equity Interests (other than directors’ qualifying shares or shares issued to foreign nationals) in, or merger or consolidation or amalgamation with, a person or division or line of business of a person or franchisee rights, assets or operations (each, a “Permitted Acquisition”) (or any subsequent investment made in a person, division, line of business or franchisee rights, assets or operations previously acquired in a Permitted Acquisition), if immediately after giving effect thereto: (a) no Event of Default shall have occurred and be continuing or would result therefrom, (b) before

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 and after giving effect to such acquisition on a pro forma basis the Total Net Leverage Ratio will not be greater than (x) the Total Net Leverage Ratio immediately prior to giving effect to such acquisition or (y) 6.50:1.00, (c) all transactions related thereto shall be consummated in all material respects in accordance with applicable laws, (d) any Loan Party making such acquisition and any person acquired in such acquisition comply with clause (r) of “Affirmative Covenants” above, (e) a substantial portion of the property acquired (or a substantial portion of the property of the person acquired) thereby shall be used or useful in the same or a related line of business of the Borrower and its subsidiaries (or any reasonable expansions or extensions thereof) and (f) the aggregate consideration funded by a Loan Party for any and all such acquisitions of any person that is not and will not become a Loan Party concurrently with or reasonably promptly following such acquisition shall not, when aggregated with Investments made pursuant to clause (e)(xiv) above and Indebtedness incurred by Restricted Subsidiaries that are not Loan Parties owing to a Loan Party pursuant to clause (a)(vii)(B) above, exceed the greater of (i) $58,000,000 and (ii) 2.5% of Consolidated Total Assets (the “Non-Loan Party Limitation”); provided that if greater than 80% of the assets or Consolidated Adjusted EBITDA being acquired in any Permitted Acquisition is generated by entities that will become Loan Parties concurrently with or reasonably promptly following such Permitted Acquisition, assets being acquired by Loan Parties or any combination of the foregoing, such Investment shall not reduce the Non-Loan Party Limitation.

The Term Loan Definitive Documentation will contain provisions pursuant to which, subject to customary limitations on Investments in Unrestricted Subsidiaries, the Borrower will be permitted to designate (or re-designate) any existing or subsequently acquired or organized Restricted Subsidiary as an “unrestricted subsidiary” (each, an “Unrestricted Subsidiary”) and designate (or re-designate, so long as all debt, liens, and investments held by such Unrestricted Subsidiary are tested at the time of re-designation) any such Unrestricted Subsidiary as a Restricted Subsidiary. Unrestricted Subsidiaries (and the sale of any equity interests therein or assets thereof) will not be subject to the mandatory prepayment, representations and warranties, affirmative or negative covenants or event of default provisions of the Term Loan Definitive Documentation, and the results of operations and indebtedness of Unrestricted Subsidiaries will not be taken into account for purposes of determining compliance with any financial ratio set forth in the Term Loan Definitive Documentation. For the avoidance of doubt, any designation of a Restricted Subsidiary as an Unrestricted Subsidiary may be permitted so long as (i) no default or Event of Default has occurred and is continuing or would result therefrom, (ii) such subsidiary comprises no more than 5% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of designation, (iii) after giving effect to such

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designation, all Unrestricted Subsidiaries comprise, in the aggregate, no more than 10% of (x) Consolidated Total Assets and (y) Consolidated Adjusted EBITDA at the time of designation and (iv) such subsidiary is not an Additional Borrower (to be defined in a manner consistent with Documentation Considerations); provided that such designation shall be deemed an investment in such Unrestricted Subsidiary in an amount equal to the fair market value of such subsidiary at the time of designation provided, further, that (i) no Loan Party may be designated as an Unrestricted Subsidiary (unless such Loan Party ceases to be a Loan Party in accordance with the terms of the Credit Documentation in connection with such designation), (ii) no material Intellectual Property may be transferred to any Unrestricted Subsidiary and (iii) no Restricted Subsidiary which holds any material Intellectual Property may be designated as an Unrestricted Subsidiary (it being understood that an Unrestricted Subsidiary may subsequently develop intellectual property or purchase material intellectual property from a third party).

Financial Maintenance Covenant:	None.
Events of Default:
Limited to the following: (i) material inaccuracy of representations and warranties, (ii) nonpayment of principal when due, (iii) nonpayment of interest, fees or other amounts after a five (5) business day grace period, (iv) violation of negative covenants (with customary grace periods), (v) violation of other covenants (subject to certain grace periods), (vi) cross-default and cross-acceleration to other material debt, (vii) change of control, (viii) bankruptcy and insolvency events of the Borrower and any material subsidiary, (ix) material judgments, (x) certain customary ERISA or pension events, and (xi) actual or asserted invalidity by the Loan Parties of any Term Loan Definitive Financing Document.

The definition of “change of control” will be triggered if (i) any person or group (other than (x) any employee benefit plan and/or person acting as the trustee, agent or other fiduciary administrator, and (y) any Permitted Holders or group of Permitted Holders) acquires more than 50% of the outstanding voting common stock of the Borrower or (ii) a sale of all or substantially all of the assets of the Borrower occurs; provided that a sale of the North American Assets shall not trigger a “change of control” for the purposes of this clause (ii).

“Permitted Holders” will be defined to include (a) the Plan Sponsors and (b) any person or entity with which the Plan Sponsors and management form a “group” (within the meaning of the federal securities laws) so long as, in the case of this clause (b), the Plan Sponsors beneficially own more than 50% of the relevant voting stock beneficially owned by such group.

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SCHEDULE D-2
NEW SENIOR SECURED NOTES
SUMMARY OF TERMS AND CONDITIONS
Set forth below is a summary of the principal terms and conditions for the New Senior Secured Notes. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Recapitalization Transaction—Summary of Principal Terms and Conditions to which this Schedule D-2 is attached or in Schedule D-1 (including the Annexes thereto) attached thereto.

PARTIES
Issuer:	The Borrower under the New Senior Secured Term Facility (the “Issuer”).
Guarantors:	The Guarantors under the New Senior Secured Term Facility.
Trustee and Collateral Agent:	[_________] will act as trustee and collateral agent (in such capacities, the “Trustee”).
New Senior Secured Notes Holders:
Secured Debtholders which receive New Senior Secured Notes (as defined below) in connection with the Recapitalization Transaction and, subject to applicable securities laws, transferees thereof (collectively, the “New Senior Secured Notes Holders”).

TYPE AND AMOUNT OF NEW SENIOR SECURED NOTES
Type and Amount:
A new issue of senior secured notes in an aggregate principal amount of $300 million (the “New Senior Secured Notes”), which shall be issued or distributed in connection with the Recapitalization Transaction in a single series of notes on the Effective Date and denominated in USD.

Interest Rate:	8.00%.
Interest Payment Dates:	Semi-annually.
Maturity:	The sixth anniversary of the Effective Date.
Ranking:
The New Senior Secured Notes and related guarantees will rank pari passu in right of payment with all of the Issuer’s and the Guarantors’ existing and future senior indebtedness (including the New Senior Secured Term Loans and indebtedness under the Revolving Facility); provided, that the Revolving Facility may provide for “super-priority” status under customary terms, including a “first-out” basis in the Collateral waterfall provision.

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Collateral:
The New Senior Secured Notes and related guarantees will be secured by the same collateral securing the New Senior Secured Term Loans on a pari passu basis with the New Senior Secured Term Loans. See “Collateral” of Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”) for a description of the collateral that will secure the New Senior Secured Notes and the terms related thereto, which terms are incorporated by reference herein, mutatis mutandis.

Intercreditor Arrangements:
The lien priority, relative rights and other creditors’ rights matters in respect of the New Senior Secured Term Facility, the New Senior Secured Notes and the Revolving Facility will be set forth in the Intercreditor Agreement, which shall be reasonably satisfactory to the Issuer, the Trustee and the New Senior Secured Notes Holders holding the Applicable Voting Percentage (as defined below) (the “Required Consenting Holders”). For the avoidance of doubt, the Intercreditor Agreement will, among other things, (a) allow additional first lien indebtedness permitted to be incurred pursuant to any New Senior Secured Incremental Term Facility and/or any New Senior Secured Incremental Equivalent Debt and/or otherwise in accordance with the terms of the Term Loan Definitive Documentation and the New Senior Secured Notes Definitive Documentation (as defined below) and (b) allow permitted refinancing indebtedness in respect of any of the foregoing (including, in the case of the New Senior Secured Term Facility, in the form of Refinancing Facilities).
In addition and subject to the Intercreditor Agreement, the New Senior Secured Notes Definitive Documentation will authorize and require the Trustee to enter into any Acceptable Intercreditor Arrangement which allows (at the Issuer’s option) additional debt that is permitted to be incurred and secured under the New Senior Secured Notes Definitive Documentation to be secured by a lien on the Collateral that is pari passu with or junior to the lien on the Collateral securing the New Senior Secured Notes so long as the Administrative Agent enters into such Acceptable Intercreditor Arrangement and the holders of the New Senior Secured Notes are not adversely treated thereunder as compared to the New Senior Secured Term Lenders.

REDEMPTIONS; OFFERS TO REPURCHASE
Optional Redemptions:
Except as set forth below, the New Senior Secured Notes will be non-callable until the second anniversary of the Effective Date. The Issuer (at its option) may redeem all or any portion of the New Senior Secured Notes at par plus accrued interest plus a premium equal to (i) 2% of the aggregate principal amount of such New Senior Secured Notes to be redeemed on or after the second

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anniversary of the Effective Date and (ii) 1% of the aggregate principal amount of such New Senior Secured Notes to be redeemed on or after the third anniversary of the Effective Date. The Issuer (at its option) may redeem all or any portion of the New Senior Secured Notes at par plus accrued interest (without any premium) on or after the fourth anniversary of the Effective Date.
Prior to the second anniversary of the Effective Date, the Issuer (at its option) may redeem up to 40% of the New Senior Secured Notes with the proceeds from certain equity offerings at a redemption price equal to par plus accrued interest plus a premium equal to 8.00% of the aggregate principal amount of such New Senior Secured Notes to be redeemed.
Prior to the second anniversary of the Effective Date, the Issuer (at its option) may redeem the New Senior Secured Notes, in whole or in part at any time and from time to time, at a make-whole price based on U.S. Treasury notes with a maturity closest to the first anniversary of the Effective Date plus 50 basis points, plus accrued interest to the redemption date.
The New Senior Secured Notes Indenture will provide that any redemption and notice of redemption (other than in connection with a defeasance or satisfaction and discharge of the New Senior Secured Notes Indenture) may, at the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent (including the consummation of a debt financing, an equity offering or other corporate transaction). If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition and, if applicable, shall state that, at the Issuer’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed. In addition, the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another person designated by the Issuer in such notice; provided, that any such payment or performance occurs in accordance with the New Senior Secured Notes Indenture and no such designation shall relieve the Issuer from making such payment or performing such obligations if such other person so designated shall fail to do the same in accordance with the New Senior Secured Notes Indenture.

Mandatory Redemptions:	None.

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Tax Redemption:	Substantially the same as the Existing Indenture (as defined below).
Offers to Purchase:
The Issuer shall be required to make an offer to repurchase the New Senior Secured Notes at par plus accrued interest with (i) 100% of the net cash proceeds in excess of $25 million in any fiscal year of any non-ordinary course sale or other disposition of assets (other than the North American Assets or a Material Disposition) consummated by the Issuer or any Restricted Subsidiary or as a result of casualty or condemnation (subject to the right of the Issuer to apply such proceeds to a Permitted Reinvestment within 12 months following receipt (or if the Issuer or its Restricted Subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period), in each case, with carve-outs and exceptions consistent with the New Senior Secured Notes Documentation Considerations and (ii) 100% of the net cash proceeds from (x) any non-ordinary course sale or other disposition of the North American Assets or (y) a Material Disposition consummated by the Issuer or any Restricted Subsidiary (subject, in the case of clauses (x) and (y), to the right of the Issuer to reinvest up to 50% of such proceeds as a Permitted Reinvestment within 12 months following receipt (or if the Issuer or its Restricted Subsidiaries have committed to reinvest such proceeds within such 12 month period reinvestment within 6 months following such 12 month period)), in each case, with carve-outs and exceptions consistent with the New Senior Secured Notes Documentation Considerations; provided, that an offer to purchase pursuant to this clause (ii) shall only be required to be made in the event net cash proceeds exceed $5 million (in which event, 100% of such net cash proceeds shall be required to be applied); provided further, that, to the extent required by the documentation governing such other indebtedness, the Issuer may apply the net cash proceeds thereof ratably (based on the outstanding principal amounts thereof) to such offer to repurchase the New Senior Secured Notes and the prepayment of the New Senior Secured Term Loans and any other indebtedness that is secured on a pari passu basis with the New Senior Secured Notes and the New Senior Secured Term Loans.
If the Issuer determines in good faith that any such offer to repurchase the New Senior Secured Notes (i) in the case of any such offer to repurchase attributable to any subsidiary, would violate or conflict with any local law (e.g., financial assistance, corporate benefit, thin capitalization, capital maintenance and similar legal principles, restrictions on upstreaming of cash intra group and the fiduciary and statutory duties of the directors of the

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relevant Restricted Subsidiaries), (ii) would require the Issuer or any Restricted Subsidiary to incur a material and adverse tax liability (including any withholding tax) if such amount were repatriated to the Issuer as a dividend or (iii) in the case of any such offer to repurchase attributable to any joint venture, would violate any organizational document of such joint venture (or any relevant shareholders’ or similar agreement), in each case, if the amount subject to the relevant offer to repurchase were upstreamed or transferred to the Issuer as a distribution or dividend (any amount limited as set forth in clauses (i) through (iii) of this paragraph, a “Restricted Amount”), the amount of the relevant offer to repurchase shall be reduced by the Restricted Amount; provided, that (A) in the case of any Restricted Amount arising under the circumstances described in clause (i) or (ii) above, the Issuer shall use commercially reasonable efforts to take all actions required by applicable law to permit the repatriation of the relevant amounts to the Issuer and (B) if the circumstance giving rise to any Restricted Amount ceases to exist within 365 days following the end of the event giving rise to the relevant offer to repurchase, the relevant Restricted Subsidiary shall promptly repatriate or distribute the amount that no longer constitutes a Restricted Amount to the Issuer for application to such an offer to repurchase the New Senior Secured Notes and the prepayment of the New Senior Secured Term Loans as required above promptly following the date on which the relevant circumstance ceases to exist; it being understood and agreed that following the expiration of the 365-day period referenced above, the relevant Restricted Subsidiary may retain any Restricted Amount, and no such offer to repurchase shall be required in respect thereof; provided, that in no event shall any Restricted Amount be used to increase the Cumulative Credit.
The Issuer shall be required to make an offer to repurchase the New Senior Secured Notes at 101% of the aggregate principal amount thereof plus accrued interest upon the occurrence of a “Change of Control” on terms substantially the same as the Existing Indenture, except that the definition of the term “Change of Control” shall have the meaning set forth for such term in Annex II attached to Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”).

CERTAIN CONDITIONS
DOCUMENTATION
New Senior Secured Notes Definitive	The indenture that will govern the New Senior Secured Notes (“New Senior Secured Notes Indenture,” together with all other definitive documentation related to the New Senior Secured Notes,

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Documentation:
collectively, the “New Senior Secured Notes Definitive Documentation”) shall be substantially the same as that certain Indenture, dated as of October 13, 2016 (the “Existing Indenture”), by and among Concordia International Corp., the guarantors party thereto and U.S. Bank National Association, as trustee and as collateral agent, which Existing Indenture governs the Issuer’s 9.000% First Lien Senior Secured Notes Due 2022 but modified (1) to reflect the express terms and conditions set forth herein and (2) as otherwise agreed by the Issuer and the Required Consenting Holders; it being understood and agreed that the New Senior Secured Notes Definitive Documentation shall:
(a)    contain only those redemptions, affirmative, financial and negative covenants (including affirmative covenants relating to offers to repurchase the New Senior Secured Notes as a result of asset sales) and events of default expressly set forth in this Term Sheet, in each case, applicable to the Issuer and its Restricted Subsidiaries, which shall be subject to standards, qualifications, thresholds, exceptions for materiality and/or otherwise and “baskets,” grace and cure periods, in each case, consistent (where applicable) with the New Senior Secured Notes Documentation Considerations (it being understood that certain baskets, exceptions and thresholds that are subject to a monetary cap shall also include a Builder Component); and
(b)    (i) give due regard to the operational and strategic requirements of the Issuer and its Restricted Subsidiaries in light of their consolidated capital structure, size, industry and practices (including, without limitation, the leverage profile and projected free cash flow generation of the Issuer and its Restricted Subsidiaries), in each case, after giving effect to the Recapitalization Transaction and (ii) be based upon the Existing Indenture and related notes documentation; provided, that the affirmative covenants (including affirmative covenants relating to offers to repurchase the New Senior Secured Notes as a result of asset sales) and negative covenants (other than the Merger Covenant (as defined below)) will be based upon the Existing Credit Agreement (this clause (b), together with the immediately preceding clause (a), collectively, the “New Senior Secured Notes Documentation Considerations”).
Notwithstanding anything to the contrary herein, to the extent that the New Senior Secured Notes Definitive Documentation requires (a) compliance with any financial ratio or test, (b) the absence of any default or event of default (or any type of default or event of default) or (c) compliance with any cap expressed as a percentage of Consolidated Adjusted EBITDA or Consolidated Total Assets, in each case, as a condition to the consummation of any

Schedule D-2 - Page 6

transaction in connection with any acquisition (including the incurrence of any indebtedness) or similar investment that is not subject to any financing condition, the determination of whether the relevant condition is satisfied may be made, at the election of the Issuer, either (i) at the time of the execution of the definitive agreement with respect to the relevant acquisition or (ii) at the time the relevant acquisition is consummated, in either case, after giving effect to the acquisition and any related indebtedness on a pro forma basis.

Affirmative Covenants:
Limited to the items set forth in Section 1 of Annex II attached to Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”), which affirmative covenants are incorporated by reference herein, mutatis mutandis.

Negative Covenants:
Limited to (i) the items set forth in Section 2 of Annex II attached to Schedule D-1 (“New Senior Secured Term Facility—Summary of Terms and Conditions”), which negative covenants are incorporated by reference herein, mutatis mutandis, and (ii) a merger covenant (the “Merger Covenant”) substantially the same as the one set forth in Section 5.01 of the Existing Indenture; provided, that (a) the New Senior Secured Notes Definitive Documentation shall provide that a change of the Issuer or any successor thereof (or the jurisdiction of the Issuer or any such successor) shall be permitted on a basis to be agreed, which basis shall take into consideration, inter alia, the jurisdiction of the Issuer or any such successor and applicable tax considerations which arise therefrom and (b) Section 5.01(a)(3) of the Existing Indenture shall be replaced with the following: “(3) immediately after giving effect to any such transaction or series of transactions on a Pro Forma Basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Total Net Leverage Ratio of the Company (or the Surviving Entity, if the Company is not continuing) would (x) not exceed 6.50:1.00 or (y) be equal to or less than such ratio for the Company immediately prior to such transaction or series of transactions;”.

Events of Default:	Substantially the same as the Existing Indenture.
Defeasance and Discharge Provisions:	Substantially the same as the Existing Indenture.
Modifications and	Substantially the same as the Existing Indenture; provided, that

Schedule D-2 - Page 7

Consents:
New Senior Secured Notes Indenture will provide that, notwithstanding anything to the contrary set forth in Section 316(a) of the Trust Indenture Act of 1939 (the provisions of which shall be excluded by the New Senior Secured Notes Indenture), (i) in determining whether the New Senior Secured Notes Holders of the required principal amount of New Senior Secured Notes have concurred in any request, demand, authorization, notice, direction, amendment, supplement, waiver or consent, New Senior Secured Notes owned of record or beneficially by the Issuer or any affiliate thereof (other than any Plan Sponsor) shall be considered as though they are not outstanding and (ii) in determining whether the Trustee shall be protected in relying on any such request, demand, authorization, notice, direction, amendment, supplement, waiver or consent, only New Senior Secured Notes owned by the Issuer or any such affiliate which the Trustee knows are so owned shall be considered as though they are not outstanding.
“Applicable Voting Percentage” means at any time (x) if at such time the New Senior Secured Notes held in the aggregate by the Plan Sponsors constitute more than 27.5% of the aggregate principal amount of the New Senior Secured Notes outstanding at such time, 66.66%, and (y) at any other time (so long as the Plan Sponsors have notified the Trustee that the holdings of the Plan Sponsors in the aggregate constitute less than 27.5% of the aggregate principal amount of the New Senior Secured Notes outstanding at such time), 50.1%; provided, that the consent of the New Senior Secured Notes Holders holding at least 85.0% of the aggregate principal amount of the New Senior Secured Notes outstanding shall be required with respect to (i) any increase in the maximum principal amount of the Revolving Facility from that permitted under the New Senior Secured Notes Definitive Documentation in effect on the Effective Date, (ii) the subordination of the liens on Collateral securing the New Senior Secured Notes to liens securing any other indebtedness or any increase in the amount of indebtedness that is permitted to rank senior to the liens of the New Senior Secured Notes Holders or (iii) release of all or substantially all of the Collateral from the liens of the New Senior Secured Notes Holders (provided that such percentage shall be reduced to 66.66% at any time the Applicable Voting Percentage is 50.1%). Each Plan Sponsor shall be required to promptly provide to the Trustee notice of the aggregate principal amount of the New Senior Secured Notes held by such Plan Sponsor and its affiliates upon any change in the amount of such holdings and, if such notice results in a change in the Applicable Voting Percentage, the Trustee shall notify the Issuer of any such change in the Applicable Voting Percentage. The Trustee shall be entitled to rely on all such notices absent manifest

Schedule D-2 - Page 8

error.
Governing Law and Forum:
New York; provided, that, any New Senior Secured Notes Definitive Documentation that governs any security interest in and/or lien on any Collateral will be governed by the laws of the jurisdiction in which such security interest and/or lien is intended to be created and/or perfected (subject to the terms hereof).

Schedule D-2 - Page 9

SCHEDULE D
CBCA PLAN

[Attached]

Court File No. CV-17-584836-00CL
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44,

AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF CONCORDIA INTERNATIONAL CORP. AND CONCORDIA HEALTHCARE (CANADA) LIMITED AND INVOLVING CONCORDIA LABORATORIES INC., S.A.R.L., CONCORDIA PHARMACEUTICALS INC., S.A.R.L., CONCORDIA INVESTMENTS (JERSEY) LIMITED, CONCORDIA FINANCING (JERSEY) LIMITED, AMDIPHARM HOLDINGS S.A.R.L., AMDIPHARM AG, AMDIPHARM B.V., AMDIPHARM LIMITED, AMDIPHARM MERCURY HOLDCO UK LIMITED, AMDIPHARM MERCURY UK LTD., CONCORDIA HOLDINGS (JERSEY) LIMITED, AMDIPHARM MERCURY INTERNATIONAL LIMITED, CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED, MERCURY PHARMA GROUP LIMITED, CONCORDIA INTERNATIONAL RX (UK) LIMITED, ABCUR AB, MERCURY PHARMACEUTICALS LIMITED, FOCUS PHARMA HOLDINGS LIMITED, FOCUS PHARMACEUTICALS LIMITED, MERCURY PHARMA (GENERICS) LIMITED, MERCURY PHARMACEUTICALS (IRELAND) LIMITED, AND MERCURY PHARMA INTERNATIONAL LIMITED
CONCORDIA INTERNATIONAL CORP. AND CONCORDIA HEALTHCARE (CANADA) LIMITED
PLAN OF ARRANGEMENT

●, 2018

DRAFT:

(i)
DRAFT:

ARTICLE 9 GENERAL		40
9.1	Deemed Consents, Waivers and Agreements	40
9.2	Waiver of Defaults	40
9.3	Compliance with Deadlines and Elections	41
9.4	Paramountcy	41
9.5	Deeming Provisions	41
9.6	Modification of Plan	41
9.7	Notices	42
9.8	Different Capacities	44
9.9	Consent of Majority Initial Consenting Debtholders and Majority Private	44
9.10	Further Assurances	45

(ii)
DRAFT:

PLAN OF ARRANGEMENT
Article 1
INTERPRETATION

1.1    Definitions
In this Plan, unless otherwise stated:
“7.00% Unsecured Notes” means the 7.00% Senior Unsecured Notes due 2023 issued under the 7.00% Unsecured Notes Indenture;
“7.00% Unsecured Notes Indenture” means the Indenture for 7.00% Senior Unsecured Notes dated April 21, 2015 by and among Concordia, the guarantors party thereto, and the 7.00% Unsecured Notes Trustee, as amended, modified and/or supplemented from time to time as of the date hereof;
“7.00% Unsecured Notes Trustee” means U.S. Bank National Association, in its capacity as indenture trustee under the 7.00% Unsecured Notes Indenture, and any successor thereof;
“9.50% Unsecured Notes” means the 9.50% Senior Unsecured Notes due 2022 issued under the 9.50% Unsecured Notes Indenture;
“9.50% Unsecured Notes Indenture” means the Indenture for 9.50% Unsecured Notes dated October 21, 2015 by and among Concordia, the guarantors party thereto, and the 9.50% Unsecured Notes Trustee, as amended, modified and/or supplemented from time to time as of the date hereof;
“9.50% Unsecured Notes Trustee” means U.S. Bank National Association, in its capacity as indenture trustee under the 9.50% Unsecured Notes Indenture, and any successor thereof;
“Additional Cash Amount” means, in the event that the aggregate amount of the Secured Debtholder Early Consent Cash Consideration is less than $100,000,000, an amount equal to $100,000,000 less the aggregate amount of the Secured Debtholder Early Consent Cash Consideration;
“Additional Released Parties” means those Persons listed on Schedule “A” to the Plan in accordance with Section 7.2;
“Advisors” means, collectively, (i) the Initial Consenting Secured Debtholders Advisors, and (ii) the Initial Consenting Unsecured Debtholders Advisors;
“Affected Equity” means all Existing Equity other than the Existing Shares;

DRAFT:

“Affected Equity Claim” means an equity claim (as defined in section 2(1) of the Companies Creditors Arrangement Act) in respect of Concordia, other than an Existing Equity Class Action Claim;
“Affected Equity Holder” means a holder of Affected Equity;
“Agents” means, collectively, the Secured Term Loan Agent and the Unsecured Equity Bridge Loan Agent;
“Applicants” means, collectively, Concordia and CHCL;
“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments or variations thereto made in accordance with the Support Agreement, the Arrangement Agreement and Section 9.6 of this Plan or made at the direction of the Court in the Interim Order or the Final Order or otherwise, in any case, with the consent of the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably;
“Arrangement Agreement” means the arrangement agreement dated May 1, 2018, among the Applicants, as it may be amended, modified and/or supplemented from time to time;
“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement, in form and substance satisfactory to the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably, that are required to be filed with the CBCA Director in order for the Arrangement to become effective on the Effective Date;
“Business Day” means any day, other than a Saturday, Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario, New York, New York, and London, England;
“Cash Collateral Account” has the meaning given to it in that certain Limited Consent, dated as of April 16, 2018, by and among Concordia, the Secured Term Loan Agent and the lenders party thereto;
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;
“CBCA Director” means the Director appointed under section 260 of the CBCA;
“CBCA Proceedings” means the proceedings commenced by the Applicants under the CBCA on October 20, 2017 in connection with this Plan;
“Certificate of Arrangement” means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of Concordia and CHCL in accordance with section 262 of the CBCA;

DRAFT:

“CHCL” means Concordia Healthcare (Canada) Limited;
“CIJL” means Concordia Investments (Jersey) Limited;
“Cinven Agreement” means the governance agreement dated October 21, 2015 between Concordia and Cinven Capital Management (V) General Partner Limited;
“Circular” means the management information circular of Concordia dated May ●, 2018, as it may be amended, modified and/or supplemented from time to time, with the consent of the Majority Initial Consenting Debtholders, acting reasonably, subject to the terms of the Interim Order or other Order of the Court;
“Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty) or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future;
“Collateral Agents” means Goldman Sachs Bank USA and U.S. Bank National Association in their capacities as collateral agents under the Secured Term Loan Credit Agreement and the Secured Notes Indenture, respectively;
“Common Shares” means common shares in the capital of Concordia;
“Concordia” means Concordia International Corp.;
“Concordia Entities” means Concordia and all of its direct and indirect subsidiaries;
“Concordia Released Parties” means, collectively, the Concordia Entities, and each of their respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents, including the Proxy and Information Agent and the Escrow Agent;

DRAFT:

“Consenting Debtholders” means, collectively, the Consenting Secured Debtholders and the Consenting Unsecured Debtholders;
“Consenting Secured Debtholders” means, collectively, the Secured Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement (or a joinder agreement thereto);
“Consenting Unsecured Debtholder Notes Election Pro Rata Share” means, with respect to each Consenting Unsecured Debtholder that holds Secured Term Loans, the percentage that such Consenting Unsecured Debtholder’s principal amount of Non-Elected Secured Term Loans bears to the total principal amount of Non-Elected Secured Term Loans held by all Consenting Unsecured Debtholders;
“Consenting Unsecured Debtholders” means, collectively, the Unsecured Debtholders that have executed and remain, at the relevant time, subject to the Support Agreement (or a joinder agreement thereto);
“Court” means the Ontario Superior Court of Justice (Commercial List);
“Debt” means, collectively, the Secured Debt and the Unsecured Debt;
“Debt Documents” means, collectively, the Secured Debt Documents and the Unsecured Debt Documents, and “Debt Document” means any one of such documents;
“Debtholder Claims” means, collectively, the Secured Debtholder Claims and the Unsecured Debtholder Claims;
“Debtholders” means, collectively, the Secured Debtholders and the Unsecured Debtholders;
“Designated Offshore Securities Market” has the meaning given to that term in Rule 902 of Regulation S as promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute;
“Direct Registration System” means an electronic register of the New Common Shares maintained by a transfer agent selected by Concordia;
“Distribution Record Date” means a date to be determined by Concordia in consultation with the Trustees, the Agents and the Majority Initial Consenting Debtholders for purposes of distributions under this Plan, provided that in respect of the Secured Term Loans, the Secured Swap Instruments and the Unsecured Equity Bridge Loans the Distribution Record Date shall be the Record Date;
“DTC” means the Depository Trust & Clearing Corporation and its successors and assigns;

DRAFT:

“Early Consent Date” means 5:00 p.m. on June 6, 2018, or such later date as Concordia may determine;
“Early Consenting Debtholders” means, collectively, the Early Consenting Secured Debtholders and the Early Consenting Unsecured Debtholders;
“Early Consenting Secured Debtholder” means a Secured Debtholder that (i) executes the Support Agreement or a Joinder Agreement (as defined in the Support Agreement) prior to the Early Consent Date and complies with all of its obligations under the Support Agreement in all material respects (including for certainty, and without limitation, voting in favour of the Plan prior to the Voting Deadline), other than a beneficial Noteholder, (ii) votes in favour of the Plan prior to the Early Consent Date, or (iii) otherwise supports the Arrangement in a manner satisfactory to Concordia and the Majority Initial Consenting Debtholders;
“Early Consenting Unsecured Debtholder” means an Unsecured Debtholder that (i) executes the Support Agreement or a Joinder Agreement (as defined in the Support Agreement) prior to the Early Consent Date and complies with all of its obligations under the Support Agreement in all material respects (including for certainty, and without limitation, voting in favour of the Plan prior to the Voting Deadline), other than a beneficial Noteholder, (ii) votes in favour of the Plan prior to the Early Consent Date, or (iii) otherwise supports the Arrangement in a manner satisfactory to Concordia and the Majority Initial Consenting Debtholders;
“Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director;
“Effective Time” means a time on the Effective Date as the Applicants and the Majority Initial Consenting Debtholders may agree, each acting reasonably;
“Equity Unsecured Bridge Loan Settlement” means the settlement and termination of the Two Year Equity Bridge Credit and Guaranty Agreement, as agreed to by Concordia and the lenders party thereto;
“Escrow Agent” means, collectively, Kingsdale Shareholder Services US LLC and Kingsdale Partners LP, or such other escrow agent as may be agreed by the parties to the Escrow Agreements;
“Escrow Agreements” means, collectively, (i) the escrow agreement to be entered into by the Escrow Agent, the Applicants and Bennett Jones LLP (on behalf of the certain of the Funding Private Placement Parties), and (ii) the escrow agreement to be entered into by the Escrow Agent, the Applicants and Osler, Hoskin & Harcourt LLP (on behalf of the certain of the Funding Private Placement Parties), in each case in connection with the Private Placement;
“EUR/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to Euro exchange rate;

DRAFT:

“EUR New Senior Secured Term Loans” means New Senior Secured Term Loans denominated in Euros;
“EUR New Senior Secured Term Loans Allocation Amount” means €300 million;
“EUR New Senior Secured Term Loans Elector” has the meaning given to it in Section 3.1(f);
“EUR New Senior Secured Term Loans Elector Pro Rata Share” means, with respect to each EUR New Senior Secured Term Loans Elector, the percentage that the principal amount of EUR New Senior Secured Term Loans such EUR New Senior Secured Term Loans Elector has elected to receive in accordance with Section 3.1(e) (expressed as a Euro dollar amount) bears to the total principal amount of EUR New Senior Secured Term Loans that all EUR New Senior Secured Term Loans Electors have elected to receive in accordance with Section 3.1(e) (expressed as a Euro dollar amount);
“EUR New Senior Secured Term Loans Deficiency” means the amount by which the aggregate New Senior Secured Term Loans Currency Elections for EUR New Senior Secured Term Loans made in accordance with Section 3.1(e) (expressed as a Euro dollar amount) is less than the EUR New Senior Secured Term Loans Allocation Amount, if applicable;
“EUR New Senior Secured Term Loans Excess” means the amount by which the aggregate New Senior Secured Term Loans Currency Elections for EUR New Senior Secured Term Loans made in accordance with Section 3.1(e) (expressed as a Euro dollar amount) exceeds the EUR New Senior Secured Term Loans Maximum Amount, if applicable;
“EUR New Senior Secured Term Loans Maximum Amount” means €400 million;
“Euros” means euros;
“Existing Equity” means all Existing Shares and all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor;
“Existing Equity Class Action Claims” means, collectively, (i) the claims asserted in the proceedings pending before the Ontario Superior Court of Justice under the title Ronald J. Valliere and Shauntelle Paul v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. CV-17-584809-00CP), (ii) the claims asserted in the proceedings pending before the Superior Court of Quebec under the title Robert Landry v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 500-06-000834-164), (iii) the claims asserted in the proceedings pending before the United States District Court for the Southern District of New York under the title Andrew Meyer, individually and On Behalf of All Others Similarly Situated v. Concordia International Corp., Mark Thompson and Adrian De Saldanha (Court File No. 1:16-cv-06467), and (iv) any claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above;

DRAFT:

“Existing Equity Holders” means the holders of any Existing Equity;
“Existing Shareholders” means holders of the Existing Shares, in their capacities as such;
“Existing Shares” means all Common Shares outstanding immediately prior to the Effective Date;
“Final Order” means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and this Plan, in form and substance satisfactory to the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably;
“Funded Amounts” means the aggregate of all Private Placement Commitments (i) deposited with the Escrow Agent in accordance with the Subscription Agreement and not withdrawn from escrow in accordance with the Subscription Agreement or the Escrow Agreement prior to the Effective Date, or (ii) satisfied in such other manner as Concordia and the applicable Private Placement Party may agree in writing;
“Funding Private Placement Party” means a Private Placement Party that (i) deposits its Private Placement Commitment with the Escrow Agent in accordance with the Subscription Agreement, or (ii) satisfies its Private Placement Commitment in such other manner as agreed to by Concordia and the applicable Private Placement Party in writing, and in each case is not a Terminated Private Placement Party;
“Funding Private Placement Party Shares” means, with respect to each Funding Private Placement Party, the number of Private Placement Shares that such Funding Private Placement Party has agreed to purchase from Concordia determined by dividing its Private Placement Commitment by the Issue Price;
“FX Date” means the date that is ten (10) days prior to the anticipated Effective Date, or such other date as may be agreed by Concordia and the Majority Initial Consenting Debtholders;
“GBP” means pounds sterling;
“GBP/USD Exchange Rate” means the U.S. Federal Reserve daily U.S. Dollar to GBP exchange rate;
“Governance Agreement” means an agreement to be entered into among Concordia and the Private Placement Parties with respect to certain governance matters and registration rights, in form and substance satisfactory to Concordia, acting reasonably, and the Majority Private Placement Parties;
“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making

DRAFT:

organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;
“Initial Consenting Secured Debtholders” means, collectively, the Consenting Secured Debtholders that executed the Support Agreement on May 1, 2018, which are represented by the Initial Consenting Secured Debtholders Advisors as of May 1, 2018;
“Initial Consenting Secured Debtholders Advisors” means, collectively, Osler, Hoskin & Harcourt LLP and White & Case LLP, as legal advisors, Houlihan Lokey Capital, Inc., as financial advisor, and Deloitte LLP, as tax advisor, to the Initial Consenting Secured Debtholders;
“Initial Consenting Unsecured Debtholders” means, collectively, the Consenting Unsecured Debtholders that executed the Support Agreement on May 1, 2018, which are represented by the Initial Consenting Unsecured Debtholders Advisors as of May 1, 2018;
“Initial Consenting Unsecured Debtholders Advisors” means, collectively, Paul, Weiss Rifkind, Wharton & Garrison LLP, Bennett Jones LLP, and Ashurst LLP, as legal advisors, and Greenhill & Co., LLC, as financial advisor, to the Initial Consenting Unsecured Debtholders;
“Insurance Policies” means, any insurance policy maintained by Concordia pursuant to which Concordia or any of its current of former directors or officers are insured;
“Interim Order” means the interim order of the Court in respect of the Applicants pursuant to the CBCA, in form and substance acceptable to the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably, which, among other things, approves the calling of, and the date for, the Meetings, as such order may be amended from time to time in a manner acceptable to the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably;
“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary;
“Issue Price” means $13.69 per Common Share;
“Law” means any law, statute, constitution, treaty, convention, code, injunction, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity;
“L/C Issuer” has the meaning given to it in the Secured Term Loan Agreement;
“Letter of Credit” has the meaning given to it in the Secured Term Loan Agreement;

DRAFT:

“Majority Private Placement Parties” means, at the relevant time, Remaining Private Placement Parties holding in the aggregate more than two-thirds (66 2/3%) of the aggregate Private Placement Commitments of all Remaining Private Placement Parties under the Subscription Agreement;
“Majority Initial Consenting Debtholders” means, collectively, (i) the Majority Initial Consenting Secured Debtholders and (ii) the Majority Initial Consenting Unsecured Debtholders;
“Majority Initial Consenting Secured Debtholders” means, collectively, Initial Consenting Secured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Secured Debt held by all Initial Consenting Secured Debtholders, at the applicable time;
“Majority Initial Consenting Unsecured Debtholders” means, collectively, Initial Consenting Unsecured Debtholders holding in aggregate more than half (50%) of the aggregate principal amount of Unsecured Debt held by all Initial Consenting Unsecured Debtholders, at the applicable time;
“Management Incentive Plan” means a new management incentive plan for Concordia, acceptable to Concordia and the Majority Initial Consenting Debtholders, which management incentive plan shall provide for the granting of various types of equity awards, including stock options, share appreciation rights, restricted shares, restricted share units, deferred share units and other share-based awards as determined by the board of directors of reorganized Concordia (or the applicable compensation committee) following the Effective Date, and which management incentive plan shall provide for the issuance of Common Shares comprising an aggregate amount not exceeding 7.5% of the outstanding Common Shares of Concordia immediately following the completion of the transactions set forth in Section 5.3;
“Meetings” means, collectively, (i) the Secured Debtholders’ Meeting, (ii) the Unsecured Debtholders’ Meeting and (iii) the Shareholders’ Meeting;
“New Common Shares” means, collectively, the Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares, the Unsecured Debtholder Early Consent Shares and the Funding Private Placement Party Shares;
“New Senior Secured Debt” means, collectively, the New Senior Secured Term Loans and the New Senior Secured Notes;
“New Senior Secured Debt Aggregate Principal Amount” means an amount equal to (i) (a) 93.3835% of the aggregate principal amount of the Secured Debtholder Claims held by the Early Consenting Secured Debtholders, less (b) the portion of the Secured Debt Repayment Amount paid to the Early Consenting Secured Debtholders, less (c) the aggregate Secured Debtholder Early Consent Cash Consideration paid to the Early Consenting Secured Debtholders, and the results of the foregoing divided by (ii) the fraction that the aggregate principal amount of the Secured Debtholder Claims held by the Early Consenting Secured Debtholders represents of the aggregate principal amount

DRAFT:

of all Secured Debtholder Claims held by all Secured Debtholders; provided that for the purposes of determining the principal amount of Secured Debtholder Claims in the foregoing formula, Secured Debt denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date;
“New Senior Secured Debt Guarantors” means certain of the Concordia Entities that shall guarantee the New Senior Secured Term Loans and New Senior Secured Notes as described in the Circular and/or as may otherwise be agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably;
“New Senior Secured Noteholders” means those Secured Debtholders that receive New Senior Secured Notes on the Effective Date in accordance with this Plan;
“New Senior Secured Notes” means the new senior secured notes to be issued by Concordia pursuant to the New Senior Secured Notes Indenture, which notes will be denominated in U.S. Dollars in a maximum aggregate principal amount of $300,000,000;
“New Senior Secured Notes Allocation Amount” means $300,000,000 less the principal amount of New Senior Secured Notes to be issued to Secured Noteholders as contemplated by Sections 3.1(a)(iv) and 3.1(b)(i);
“New Senior Secured Notes Deficiency” means the amount by which the aggregate New Senior Secured Notes Elections made in accordance with Section 3.1(b)(iii) (expressed as a dollar amount) is less than the New Senior Secured Notes Allocation Amount, if applicable;
“New Senior Secured Notes Election” has the meaning given to it in Section 3.1(b)(iii);
“New Senior Secured Notes Election Amount” means, with respect to each New Senior Secured Notes Elector, the amount of New Senior Secured Notes it has elected to receive pursuant to Section 3.1(b)(iii), as may be adjusted pursuant to Section 3.1(c) or Section 3.1(d);
“New Senior Secured Notes Election Deadline” means 5:00 p.m. on June 15, 2018, or such other date as the Applicants and the Majority Initial Consenting Secured Debtholders may agree, each acting reasonably;
“New Senior Secured Notes Elector” has the meaning given to it in Section 3.1(c);
“New Senior Secured Notes Elector Pro Rata Share” means, with respect to each New Senior Secured Notes Elector, the percentage that the principal amount of New Senior Secured Notes that such New Senior Secured Notes Elector has elected to receive in accordance with Section 3.1(b)(iii) bears to the total principal amount of New Senior Secured Notes that all New Senior Secured Electors have elected to receive in accordance with Section 3.1(b)(iii);

DRAFT:

“New Senior Secured Notes Elector Settlement Information” means such information as Concordia and/or its agent may reasonably request of a New Senior Secured Notes Elector in order to effect the delivery of such New Senior Secured Notes Elector’s New Senior Secured Notes in accordance with this Plan;
“New Senior Secured Notes Excess” means the amount by which the aggregate New Senior Secured Notes Elections made in accordance with Section 3.1(b)(iii) (expressed as a dollar amount) exceeds the New Senior Secured Notes Allocation Amount, if applicable;
“New Senior Secured Notes Indenture” means the indenture to be entered into on the Effective Date by Concordia, the New Senior Secured Debt Guarantors and the New Senior Secured Notes Trustee on the terms substantially as described in the Circular and/or as may otherwise be agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably, pursuant to which the New Senior Secured Notes will be issued, and which New Senior Secured Notes Indenture may, at the election of the Majority Initial Consenting Secured Noteholders, take the form of an amendment and restatement to the Secured Notes Indenture;
“New Senior Secured Notes Trustee” means the indenture trustee under the New Senior Secured Notes Indenture, as agreed to by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably;
“New Senior Secured Term Loan Agent” means the agent under the New Senior Secured Term Loan Agreement, as agreed to by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably;
“New Senior Secured Term Loan Agreement” means the senior secured term loan agreement to be entered into (or deemed to be entered into, as applicable) on the Effective Date by Concordia, the New Senior Secured Debt Guarantors, the New Senior Secured Term Loan Agent and the New Senior Secured Term Loan Lenders on the terms substantially as described in the Circular and/or as may otherwise be agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably, pursuant to which the New Senior Secured Term Loans will be issued, and which New Senior Secured Term Loan Agreement may, at the election of the Majority Initial Consenting Secured Noteholders, take the form of an amendment and restatement to the Secured Term Loan Agreement;
“New Senior Secured Term Loan Eligible Debt” means the Secured Term Loans and the Secured Swap Instruments;
“New Senior Secured Term Loan Lender Information” means such information and documentation as the New Senior Secured Term Loan Agent may require from recipients of the New Senior Secured Term Loans in order to comply with any anti-money laundering, know your client, proceeds of crime and other applicable Laws to the New

DRAFT:

Senior Secured Term Loan Agent, or any applicable customary policies or procedures of the New Senior Secured Term Loan Agent;
“New Senior Secured Term Loan Lenders” means those Secured Debtholders that receive New Senior Secured Term Loans on the Effective Date in accordance with this Plan;
“New Senior Secured Term Loans” means the new senior secured term loans to be issued pursuant to the New Senior Secured Term Loan Agreement, which term loans will be denominated in part in Euros and in part in U.S. Dollars in amounts as determined by Concordia with the consent of the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties;
“New Senior Secured Term Loans Currency Election” has the meaning given to it in Section 3.1(e);
“New Senior Secured Term Loans Currency Election Deadline” means 5:00 p.m. on June 15, 2018, or such other date as the Applicants and the Majority Initial Consenting Secured Debtholders may agree, each acting reasonably;
“New Senior Secured Term Loans Euro Share” means the percentage of New Senior Secured Term Loans which will be denominated in Euros, as determined by Concordia with the consent of the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties;
“Non-Currency Elected Secured Debt” means New Senior Secured Term Loan Eligible Debt held by a Secured Debtholder in respect of which a New Senior Secured Term Loans Currency Election has not been made in accordance with Section 3.1(e);
“Non-Currency Electing Pro Rata Share” means, with respect to each Non-Currency Electing Secured Debtholder, the percentage that such Non-Currency Electing Secured Debtholder’s principal amount of Non-Currency Elected Secured Debt bears to the total principal amount of Non-Currency Elected Secured Debt held by all Non-Currency Electing Secured Debtholders;
“Non-Currency Electing Secured Debtholder” has the meaning given to it in Section 3.1(g);
“Non-Elected Secured Term Loans” means Secured Term Loans held by a Consenting Unsecured Debtholder in respect of which a New Senior Secured Notes Election has not been made in accordance with Section 3.1(b)(iii);
“Noteholder” means a holder of (i) Secured Notes, (ii) 7.00% Unsecured Notes, or (iii) 9.50% Unsecured Notes, as applicable;
“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or

DRAFT:

otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document;
“Order” means any order entered by the Court in the CBCA Proceedings;
“Person” means an individual, a corporation, a partnership, a limited liability company, organization, trustee, executor, administrator, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body;
“Plan” means this plan of arrangement and any amendments, modifications or supplements hereto made in accordance with the terms hereof or made at the direction of the Court in the Interim Order or Final Order or otherwise with the consent of the Applicants and the Majority Initial Consenting Debtholders, each acting reasonably;
“Private Placement” means the private placement pursuant to which the Private Placement Parties will commit to purchase the Private Placement Shares in accordance with the Subscription Agreement and this Plan;
“Private Placement Commitment” means the respective amount of the Private Placement expressed as a dollar amount that each Private Placement Party agrees to subscribe for, as set forth in the Subscription Agreement (as may be adjusted from time to time in accordance with the terms of the Subscription Agreement);
“Private Placement Commitment Consideration” means cash in the amount of $44,000,000, earned and payable to the Private Placement Parties pursuant to the Subscription Agreement, as may be adjusted pursuant to the terms of the Subscription Agreement;
“Private Placement Parties” means those Persons who are party to the Subscription Agreement and who have agreed to purchase Common Shares pursuant to the Private Placement in accordance with the terms of the Subscription Agreement (as such parties may be replaced or as additional parties may agree to be bound by the Subscription Agreement from time to time in accordance with the Subscription Agreement);
“Private Placement Pro Rata Share” means, as to any Funding Private Placement Party, the percentage that such Funding Private Placement Party’s Private Placement Commitment bears to the Total Offering Size;
“Private Placement Shares” means up to the [●]1 Common Shares to be issued to Private Placement Parties pursuant to the Private Placement;
“Proxy and Information Agent” means Kingsdale Partners LP;
--------------------------
1 To represent 87.69% of the outstanding Common Shares immediately following implementation of the Plan, subject to MIP Dilution.

DRAFT:

Reallocated Unsecured Shares” means the number of Common Shares equal to the number of Common Shares in the Unsecured Early Consent Share Pool less the aggregate number of Unsecured Debtholder Early Consent Shares issued to the Early Consenting Unsecured Debtholders pursuant to Section 3.2(a)(iii);
“Record Date” means 5:00 p.m. on May 9, 2018;
“Released Claims” means, collectively, the matters that are subject to release and discharge pursuant to Sections 7.1 and 7.2, as applicable;
“Released Parties” means, collectively, the Concordia Released Parties, the Securityholder Released Parties and the Additional Released Parties, as applicable;
“Remaining Private Placement Parties” means the Private Placement Parties that are not Terminated Private Placement Parties at the applicable time;
“Remaining Secured Debt” has the meaning given to it in Section 5.3(e)(i);
“Remaining Unsecured Debt” has the meaning given to it in Section 5.3(e)(iii);
“Secured Debt” means, collectively, the debt outstanding under the Secured Debt Documents;
“Secured Debt Documents” means, collectively, (i) the Secured Term Loan Credit Agreement; (ii) the Secured Notes Indenture; (iii) the Secured Swap Instruments; and (iv) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing;
“Secured Debt Repayment Amount” means $500,000,000 in cash;
“Secured Debtholder” means a holder of Secured Debt, in its capacity as such;
“Secured Debtholder Claims” means all Obligations in respect of the Secured Debt and the Secured Debt Documents; provided, however, that the total principal amount of the Secured Debtholder Claims with respect to the Secured Swap Instruments shall be in the amount of $114,431,046;
“Secured Debtholder Early Consent Cash Consideration” means, with respect to each Early Consenting Secured Debtholder, cash in an amount equal to 5% of the principal amount of Secured Debt held by such Early Consenting Secured Debtholder as of the Record Date and voted in favour of the Plan (i) by the Early Consent Date, or (ii) in the case of an Early Consenting Secured Debtholder that is party to the Support Agreement (other than in respect of any Secured Notes it does not hold in registered form), by the Voting Deadline, in each case paid in exchange for its Secured Debtholder Claims in accordance with this Plan, provided that for the purpose of calculating the Secured Debtholder Early Consent Cash Consideration, Secured Debt denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date to

DRAFT:

the extent such Secured Debtholder Early Consent Cash Consideration is paid in U.S. Dollars;
“Secured Debtholder Pro Rata Share” means the percentage that the principal amount of Secured Debt held by a Secured Debtholder bears to the aggregate principal amount of all Secured Debt as at the Distribution Record Date, provided that for the purposes of determining the Secured Debtholder Pro Rata Share, (i) the principal amount of Secured Debt shall be determined in accordance with 3.1(h), and (ii) all Secured Debt denominated in GBP shall be converted to U.S. Dollars based on the GBP/USD Exchange Rate on the FX Date;
“Secured Debtholders’ Arrangement Resolution” means the resolution of the Secured Debtholders relating to the Arrangement to be considered at the Secured Debtholders’ Meeting, substantially in the form attached as Appendix “A” to the Circular;
“Secured Debtholders’ Meeting” means the meeting of the Secured Debtholders as of the Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the Secured Debtholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;
“Secured Noteholders” means the holders of the Secured Notes;
“Secured Notes” means the 9.00% First Lien Senior Secured Notes due 2022 issued under the Secured Notes Indenture;
“Secured Notes Trustee” means U.S. Bank National Association, as Trustee and as Collateral Agent under the Secured Notes Indenture, and any successor thereof;
“Secured Notes Indenture” means the Indenture for the Secured Notes dated October 13, 2016 by and among Concordia, the guarantors party thereto, and the Secured Notes Trustee, as amended, modified and/or supplemented from time to time as of the date hereof;
“Secured Swap Confirmations” means the Swap Confirmations entered into as of August 17, 2016 and November 8, 2016 between Goldman Sachs International and CIJL in accordance with the Secured Swap ISDA;
“Secured Swap Interest Settlement Agreement” means the Settlement Agreement entered into as of November 25, 2017 between Goldman Sachs International and Concordia;
“Secured Swap Instruments” means the Secured Swap ISDA and the Secured Swap Confirmations, as amended by the Secured Swap Interest Settlement Agreement;
“Secured Swap ISDA” means the International Swaps and Derivatives Association 2002 Master Agreement dated as of August 15, 2016, between Goldman Sachs International

DRAFT:

and CIJL (as amended, or supplemented, together with all schedules, annexes and exhibits thereto);
“Secured Swap Lender” means Goldman Sachs International, the swap provider under the Secured Swap Instruments, and any permitted assignee;
“Secured Term Loan Agent” means Goldman Sachs Bank USA, in its capacity as Administrative Agent and Collateral Agent under the Secured Term Loan Credit Agreement and in any other capacity under the Secured Term Loan Credit Agreement, and any successor thereof;
“Secured Term Loan Credit Agreement” means the Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the Secured Term Loan Agent, and the lenders and other parties thereto, as amended, modified and/or supplemented from time to time;
“Secured Term Loan Lenders” means the lenders from time to time under the Secured Term Loans;
“Secured Term Loans” means the secured term loans issued and outstanding pursuant to the Secured Term Loan Credit Agreement;
“Securityholder Released Parties” means, collectively, the Trustees and Agents, in any of their respective capacities under the applicable Debt Documents, the Administrative Agent under the Two Year Equity Bridge Credit and Guaranty Agreement, in each case including any predecessors in such capacity, the Early Consenting Debtholders, and each of their respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents which, for the avoidance of doubt, shall include the Advisors;
“Share Consolidation” has the meaning given to it in Section 5.3(d);
“Share FMV” has the meaning given to it in Section 5.3(e)(iii);
“Shareholders’ Arrangement Resolution” means the resolution of the Existing Shareholders relating to the Arrangement to be considered at the Shareholders’ Meeting, substantially in the form attached as Appendix “C” to the Circular;
“Shareholders’ Meeting” means the meeting of the Existing Shareholders as of the Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the Shareholders’ Arrangement Resolution and to consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;
“Subordinated Promissory Note” means the Non-Negotiable Subordinated Promissory Note made by Concordia Healthcare Inc. in favour of Guillermo Herrera, dated December 20, 2013, or any permitted assignee thereof, as amended, modified and/or supplemented from time to time;

DRAFT:

“Subordinated Promissory Noteholder” means Guillermo Herrera, in his capacity as stockholders’ representative and the holder of the Subordinated Promissory Note, or any permitted assignee thereof;
“Subscription Agreement” means the subscription agreement dated May 1, 2018 among Concordia and the Private Placement Parties, as it may be amended, modified and/or supplemented from time to time;
“Subsidiary Guarantors” means, collectively, Concordia Laboratories Inc., S.a.R.L., Concordia Pharmaceuticals Inc., S.a.R.L., Concordia Investments (Jersey) Limited, Concordia Financing (Jersey) Limited, Amdipharm Holdings S.a.R.L., Amdipharm AG, Amdipharm B.V., Amdipharm Limited, Amdipharm Mercury Holdco UK Limited, Amdipharm Mercury UK Ltd., Concordia Holdings (Jersey) Limited, Amdipharm Mercury International Limited, Concordia Investment Holdings (UK) Limited, Mercury Pharma Group Limited, Concordia International Rx (UK) Limited, Abcur AB, Mercury Pharmaceuticals Limited, Focus Pharma Holdings Limited, Focus Pharmaceuticals Limited, Mercury Pharma (Generics) Limited, Mercury Pharmaceuticals (Ireland) Limited and Mercury Pharma International Limited;
“Support Agreement” means the support agreement (including all schedules attached thereto) among Concordia and the Consenting Debtholders dated May 1, 2018, as it may be amended, modified and/or supplemented from time to time;
“Terminated Private Placement Party” means a Private Placement Party that (i) is a Defaulting Private Placement Party (as such term is defined in the Subscription Agreement), or (ii) is an Objecting Private Placement Party (as such term is defined in the Subscription Agreement), in each case in respect of whom the Subscription Agreement is terminated;
“Total Offering Size” means $586,500,000, subject to any reduction in accordance with the Subscription Agreement;
“Transfer Agent” means, collectively, TSX Trust Company and Continental Stock Transfer & Trust Company;
“Trustees” means, collectively, the Secured Notes Trustee and the Unsecured Notes Trustees;
“TSX” means the Toronto Stock Exchange;
“Two Year Equity Bridge Credit and Guaranty Agreement” means the Two Year Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the administrative agent, and the lenders from time to time party thereto, as amended, modified and/or supplemented from time to time;
“Unsecured Debt” means, collectively, the debt outstanding under the Unsecured Debt Documents;

DRAFT:

“Unsecured Debt Documents” means, collectively: (i) the 7.00% Unsecured Notes Indenture, (ii) the 9.50% Unsecured Notes Indenture, (iii) the Unsecured Equity Bridge Loan Agreement; (iv) the Subordinated Promissory Note; and (v) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing;
“Unsecured Debt Exchange Shares” means the aggregate [●]2 Common Shares to be issued to Unsecured Debtholders in exchange for their Unsecured Debtholder Claims in accordance with Section 3.2(a)(i) of this Plan;
“Unsecured Debtholder” means a holder of Unsecured Debt, in its capacity as such;
“Unsecured Debtholder Claims” means all Obligations in respect of the Unsecured Debt and the Unsecured Debt Documents;
“Unsecured Debtholder Early Consent Shares” means [●]3 Common Shares per $1,000 of principal amount of Unsecured Debtholder Claims held by an Early Consenting Unsecured Debtholder as of the Record Date and voted in favour of the Plan (i) by the Early Consent Date, or (ii) in the case of an Early Consenting Unsecured Debtholder that is party to the Support Agreement (other than in respect of any Unsecured Notes it does not hold in registered form), by the Voting Deadline;
“Unsecured Debtholder Pro Rata Share” means the percentage that the principal amount of Unsecured Debt plus accrued and unpaid interest thereon (calculated at the contractual non-default rate) held by an Unsecured Debtholder bears to the aggregate principal amount of all Unsecured Debt plus accrued and unpaid interest thereon (calculated at the contractual non-default rate) as at the Distribution Record Date;
“Unsecured Debtholder Share Registration Form” means the Unsecured Debtholder Share Registration Form to be distributed to Unsecured Equity Bridge Loan Lenders and the Subordinated Promissory Noteholder in order for them to provide registration and delivery instructions in respect of the Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and Unsecured Debtholder Early Consent Shares to which they are entitled under this Plan;
“Unsecured Debtholders’ Arrangement Resolution” means the resolution of the Unsecured Debtholders relating to the Arrangement to be considered at the Unsecured Debtholders’ Meeting, substantially in the form attached as Appendix “B” to the Circular;
“Unsecured Debtholders’ Meeting” means the meeting of the Unsecured Debtholders as of the Record Date to be called and held pursuant to the Interim Order for the purpose of considering and voting on the Unsecured Debtholders’ Arrangement Resolution and to

_____________________________________________________________
2 To represent 7.97% of the pro forma issued and outstanding shares, subject to MIP Dilution.
3 To be determined based on Unsecured Debtholder Pro Rata Share of available Common Shares under the
Unsecured Debtholder Early Consent Share Pool.

DRAFT:

consider such other matters as may properly come before such meeting and includes any adjournment(s) or postponement(s) of such meeting;
“Unsecured Early Consent Share Pool” means the [●]4 Common Shares available for issuance to Early Consenting Unsecured Debtholders in exchange for their Unsecured Debtholder Claims in the aggregate in accordance with Section 3.2(a)(iii) of this Plan;
“Unsecured Equity Bridge Loan Agreement” means the Extended Equity Bridge Credit and Guaranty Agreement dated October 21, 2015 by and among, inter alia, Concordia, the guarantors party thereto, the Unsecured Equity Bridge Loan Agent, and the lenders party thereto, as amended, modified and/or supplemented from time to time;
“Unsecured Equity Bridge Loan Agent” means Wilmington Trust, National Association, as Administrative Agent under the Unsecured Equity Bridge Loan Agreement, and any successor thereof;
“Unsecured Equity Bridge Loan Lenders” means the lenders from time to time under the Unsecured Equity Bridge Loan Agreement;
“Unsecured Noteholders” means the holders of the Unsecured Notes;
“Unsecured Notes” means, collectively, the 7.00% Unsecured Notes and the 9.50% Unsecured Notes;
“Unsecured Notes Indentures” means, collectively, the 7.00% Unsecured Notes Indenture and the 9.50% Unsecured Notes Indenture;
“Unsecured Notes Trustees” means, collectively, the 7.00% Unsecured Notes Trustee and the 9.50% Unsecured Notes Trustee;
“U.S. Dollars” or “$” means the lawful currency of the United States of America;
“USD New Senior Secured Term Loans” means New Senior Secured Term Loans denominated in U.S. Dollars, in an amount as determined by Concordia with the consent of the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties; and
“Voting Deadline” means 5:00 p.m. on June 15, 2018, or such later date as may be agreed by Concordia and the Majority Initial Consenting Debtholders in the event that the Meetings are postponed or adjourned.

___________________
4To represent 3.99% of the pro forma issued and outstanding shares, subject to MIP Dilution.

DRAFT:

1.2	Certain Rules of Interpretation
For the purposes of this Plan:

(a)
Unless otherwise expressly provided herein, any reference in this Plan to an instrument, agreement or an Order or an existing document or exhibit filed or to be filed means such instrument, agreement, Order, document or exhibit as it may have been or may be amended, modified, restated or supplemented in accordance with its terms;

(b)
The division of this Plan into articles and sections is for convenience of reference only and does not affect the construction or interpretation of this Plan, nor are the descriptive headings of articles and sections intended as complete or accurate descriptions of the content thereof;

(c)
The use of words in the singular or plural, or with a particular gender, including a definition, shall not limit the scope or exclude the application of any provision of this Plan to such Person (or Persons) or circumstances as the context otherwise permits;

(d)
The words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e)
Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends;

(f)
Unless otherwise provided, any reference to a statute or other enactment of parliament, a legislature or other Governmental Entity includes all regulations made thereunder, all amendments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation;

(g)
References to a specific Recital, Article or Section shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specific Recital, Article or Section of this Plan, whereas the terms “this Plan”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions shall be deemed to refer generally to this Plan and not to any particular Recital, Article, Section or other portion of this Plan and include any documents supplemental hereto; and

(h)	The word “or” is not exclusive.

DRAFT:

1.3	Governing Law
This Plan shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan and its provisions shall be subject to the exclusive jurisdiction of the Court.

1.4	Currency
Unless otherwise stated, all references in this Plan to sums of money are expressed in, and all payments provided for herein shall be made in, U.S. Dollars.

1.5	Date for Any Action
If the date on which any action is required to be taken hereunder by a Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Time
Time shall be of the essence in this Plan. Unless otherwise specified, all references to time expressed in this Plan and in any document issued in connection with this Plan mean local time in Toronto, Ontario, Canada, and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day.
ARTICLE 2
PRIVATE PLACEMENT

2.1	Issuance of Private Placement Shares
On the Effective Date, subject to and in accordance with the terms of the Subscription Agreement, and in accordance with the steps and sequences set forth in Section 5.3, (i) Concordia shall cause to be issued and delivered to each Funding Private Placement Party its Funding Private Placement Party Shares, and (ii) Concordia shall pay to each Funding Private Placement Party its Private Placement Pro Rata Share of the Private Placement Commitment Consideration in accordance with Article 4. The Private Placement Shares shall be issued as fully paid and non-assessable shares and shall bear a legend restricting the transfer of such Private Placement Shares, as contemplated by Section 2(e) of the Subscription Agreement.
ARTICLE 3
TREATMENT OF AFFECTED PARTIES

3.1	Treatment of Secured Debtholders

(a)	On the Effective Date, and in accordance with the steps and in the sequence set forth in Section 5.3, each Secured Debtholder shall receive:

DRAFT:

(i)
all accrued and unpaid interest outstanding in respect of its Secured Debt (calculated at the contractual non-default rate applicable under the relevant Secured Debt Document, not including any compounding interest, and based on the outstanding principal amount of the applicable Secured Debt (not reduced by any unamortized original issue discount), unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates, not including compounding interest) or amortization, as applicable, under the Secured Debt, on or prior to the Effective Date, in which case interest shall accrue at the default-rate for the period from such default until the Effective Date, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of the CBCA Proceedings) in full in cash;

(ii)	its Secured Debtholder Pro Rata Share of the Secured Debt Repayment Amount;

(iii)	its Secured Debtholder Pro Rata Share of the Additional Cash Amount, if any;

(iv)
New Senior Secured Term Loans and/or New Senior Secured Notes, at its election in accordance with this Section 3.1, if applicable, in an aggregate principal amount equal to its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans; and

(v)	if the Secured Debtholder is an Early Consenting Secured Debtholder, its Secured Debtholder Early Consent Cash Consideration,
all of which shall, and shall be deemed to, be received in full and final settlement of its Secured Debt and its Secured Debtholder Claims; provided that all consideration payable by Concordia to the Secured Swap Lender in consideration for the full and final settlement of its Secured Debtholder Claims under the Secured Swap Instruments shall be paid by Concordia for and on behalf of CIJL.

(b)	Each Secured Debtholder shall receive its New Senior Secured Debt as contemplated by Section 3.1(a)(iv) as follows:

(i)	in respect of the Secured Notes held by a Secured Noteholder, in the form of New Senior Secured Notes;

(ii)	in respect of the Secured Swap Instruments held by the Secured Swap Lender, in the form of New Senior Secured Term Loans; and

(iii)
in respect of the Secured Term Loans held by a Secured Term Loan Lender, in the form of New Senior Secured Term Loans; provided that each Secured Term Loan Lender as of the Record Date shall be entitled to

DRAFT:

elect to receive all or a portion of its New Senior Secured Debt in respect of its Secured Term Loans in the form of New Senior Secured Notes (the “New Senior Secured Notes Election”) by submitting a New Senior Secured Notes Election to Concordia (or its agents) prior to the New Senior Secured Notes Election Deadline pursuant to the terms of the Interim Order, subject to Section 3.1(c) and Section 3.1(d).

(c)
In the event that New Senior Secured Notes Elections are made such that the New Senior Secured Notes Election Amount elected for by Secured Term Loan Lenders pursuant to Section 3.1(b)(iii) (each such Secured Term Loan Lender, a “New Senior Secured Notes Elector”) would exceed the New Senior Secured Notes Allocation Amount, each New Senior Secured Notes Elector shall be deemed to have made a partial election to receive New Senior Secured Term Loans in respect of its Secured Term Loans in an amount equal to its New Senior Secured Notes Elector Pro Rata Share of the New Senior Secured Notes Excess and its New Senior Secured Notes Election Amount shall be reduced on a corresponding basis such that the total principal amount of all New Senior Secured Notes to be issued in respect of Secured Term Loans pursuant to this Plan is equal to the New Senior Secured Notes Allocation Amount.

(d)
In the event that New Senior Secured Notes Elections are made such that the New Senior Secured Notes Election Amount elected for by the New Senior Secured Notes Electors pursuant to Section 3.1(b)(iii) would be less than the New Senior Secured Notes Allocation Amount, each Initial Consenting Unsecured Debtholder that holds Secured Term Loans and that did not make a New Senior Secured Notes Election for all or any portion of its Secured Term Loans shall be deemed to have made a New Senior Secured Notes Election (and to be a New Senior Secured Notes Elector) in respect of its Secured Term Loans in an amount equal to its Consenting Unsecured Debtholder Notes Election Pro Rata Share of the New Senior Secured Notes Deficiency such that the total principal amount of New Senior Secured Notes to be issued to New Senior Secured Notes Electors (in such capacity) in respect of Secured Term Loans pursuant to this Plan is equal to the New Senior Secured Notes Allocation Amount, and the amount of New Senior Secured Term Loans that would otherwise have been issued to such Initial Consenting Unsecured Debtholder shall be reduced by an amount equal to its Initial Consenting Unsecured Debtholder Notes Election Pro Rata Share of the New Senior Secured Notes Deficiency; provided that no such Initial Consenting Unsecured Debtholder shall receive, in respect of its Secured Term Loans, New Senior Secured Debt in an aggregate principal amount in excess of its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans and, the total principal amount of New Senior Secured Notes to be issued to New Senior Secured Notes Electors may be less than the New Senior Secured Notes Allocation Amount as a result of such maximum.

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(e)
Each Secured Debtholder entitled to receive New Senior Secured Term Loans pursuant to Section 3.1(b)(ii) or 3.1(b)(iii) shall be entitled to elect (its “New Senior Secured Term Loans Currency Election”) to receive its New Senior Secured Term Loans as USD New Senior Secured Term Loans and/or EUR New Senior Secured Term Loans (in an amount determined based on the EUR/USD Exchange Rate on the FX Date) in the proportions specified by such Secured Debtholder by submitting its New Senior Secured Term Loans Currency Election to Concordia (or its agents) prior to the New Senior Secured Term Loans Currency Election Deadline, subject to Sections 3.1(f) and 3.1(g);

(f)
In the event that New Senior Secured Term Loans Currency Elections are made such that the aggregate principal amount of EUR New Senior Secured Term Loans elected for by Secured Debtholders pursuant to Section 3.1(e) (each such Secured Debtholder, a “EUR New Senior Secured Term Loan Elector”) would exceed the EUR New Senior Secured Term Loans Maximum Amount, each EUR New Senior Secured Term Loan Elector shall be deemed to have made a partial election to receive USD New Senior Secured Term Loans in respect of the New Senior Secured Term Loans it is entitled to receive pursuant to this Plan in an amount equal to its EUR New Senior Secured Term Loan Elector Pro Rata Share of the EUR New Senior Secured Term Loan Elector Excess and its EUR New Senior Secured Term Loan Election Amount shall be reduced on a corresponding basis such that the total principal amount of all EUR New Senior Secured Term Loans to be issued pursuant to this Plan is equal to the EUR New Senior Secured Notes Allocation Amount.

(g)
In the event that New Senior Secured Term Loans Currency Elections are made such that the aggregate principal amount of EUR New Senior Secured Term Loans elected for by EUR New Senior Secured Term Loan Electors pursuant to Section 3.1(e) would be less than the EUR New Senior Secured Term Loans Allocation Amount, each Secured Debtholder entitled to receive New Senior Secured Term Loans and that did not make a New Senior Secured Term Loans Currency Election (a “Non-Currency Electing Secured Debtholder”) shall be deemed to have made a New Senior Secured Term Loans Currency Election in respect of the New Senior Secured Term Loans to which it is entitled to receive pursuant to Section 3.1(b)(ii) or 3.1(b)(iii) in an amount equal to its Non-Currency Electing Pro Rata Share of the EUR New Senior Secured Term Loans Deficiency and shall be deemed to receive the balance of its New Senior Secured Term Loans (if any) as USD New Senior Secured Term Loans; provided that no such Non-Currency Electing Secured Debtholder shall receive, in respect of its New Senior Secured Term Loan Eligible Debt, New Senior Secured Debt in an aggregate principal amount in excess of its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans and, the total principal amount of EUR New Senior Secured Term Loans may be less than the EUR New Senior Secured Term Loans Allocation Amount as a result of such maximum.

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(h)
Except as otherwise noted herein, all references to the principal amount of the Secured Debt or the Secured Debtholder Claims contained in this Plan shall refer to the principal amount of such Secured Debt or Secured Debtholder Claims reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums. The amount of unamortized original issue discount in respect of the Secured Debt shall be calculated on the basis as has been agreed to by Concordia and the Majority Initial Consenting Debtholders prior to the execution of the Support Agreement.

(i)
The compensation, the reasonable and documented fees, expenses and disbursements (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Notes Trustee, the Secured Term Loan Agent and the Secured Swap Lender, as applicable, acting reasonably), and the indemnity claims of Secured Notes Trustee, the Secured Term Loan Agent and the Secured Swap Lender, as applicable, in accordance with the applicable Secured Debt Documents shall be paid in full in cash by Concordia pursuant to the applicable Secured Debt Documents.

(j)	After giving effect to the terms of this Section 3.1:

(i)
subject in all respects to the below subsection (ii) of this Section 3.1(j), (A) the Obligations of the Concordia Entities with respect to the Secured Debt, the Secured Debtholder Claims and the Secured Debt Documents shall, and shall be deemed to, have been irrevocably and finally extinguished, (B) each Secured Debtholder shall have no further right, title or interest in or to the Secured Debt or its Secured Debtholder Claims, and (C) the Secured Debt, the Secured Debtholder Claims and the Secured Debt Documents shall be cancelled, and all security interests granted by any of the Concordia Entities in respect of the Secured Debt shall be, and shall be deemed to be, released, discharged and extinguished pursuant to this Plan; and

(ii)
notwithstanding anything else to the contrary herein, the transactions contemplated by this Plan shall not affect, terminate or amend in any manner the rights of the Secured Term Loan Agent or any L/C Issuer in respect of (1) the Cash Collateral Account and the funds held therein or (2) any fees or other amounts owing to such parties in respect of the outstanding Letters of Credit, in each case unless otherwise agreed by Concordia, the Secured Term Loan Agent and the L/C Issuer for the outstanding Letters of Credit.

(k)
On the Effective Date, the reasonable and documented outstanding fees and expenses of the Initial Consenting Secured Debtholders Advisors shall be paid in full in cash by Concordia pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such Initial Consenting Secured Debtholders Advisors (except as such terms relate to the timing for payment of

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such reasonable and documented outstanding fees and expenses).

3.2	Treatment of Unsecured Debtholders

(a)	On the Effective Date, and in accordance with the steps and in the sequence set forth in Section 5.3, each Unsecured Debtholder shall receive:

(i)	its Unsecured Debtholder Pro Rata Share of the Unsecured Debt Exchange Shares,

(ii)	its Unsecured Debtholder Pro Rata Share of the Reallocated Unsecured Shares, if any, and

(iii)	if the Unsecured Debtholder is an Early Consenting Unsecured Debtholder, its Unsecured Debtholder Early Consent Shares,
which shall, and shall be deemed to, be received in full and final settlement of its Unsecured Debt and its Unsecured Debtholder Claims.

(b)
The compensation, the reasonable and documented fees, expenses and disbursements (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Unsecured Notes Trustees and the Unsecured Equity Bridge Loan Agent (including any of its predecessors), as applicable, acting reasonably), and the indemnity claims of Unsecured Notes Trustees and the Unsecured Equity Bridge Loan Agent (including any of its predecessors), as applicable, in accordance with the applicable Unsecured Debt Documents shall be paid in full in cash by Concordia pursuant to the applicable Unsecured Debt Documents.

(c)
After giving effect to the terms of this Section 3.2, (i) the Obligations of the Concordia Entities with respect to the Unsecured Debt, the Unsecured Debtholder Claims and the Unsecured Debt Documents shall, and shall be deemed to, have been irrevocably and finally extinguished, (ii) each Unsecured Debtholder shall have no further right, title or interest in or to the Unsecured Debt or its Unsecured Debtholder Claims, and (iii) the Unsecured Debt, the Unsecured Debtholder Claims and the Unsecured Debt Documents shall be cancelled, and all security interests granted by any of the Concordia Entities in respect of the Subordinated Promissory Note shall be, and shall be deemed to be, released, discharged and extinguished pursuant to this Plan.

(d)
Concordia shall have the right at any time to exclude the Subordinated Promissory Note from inclusion in the Unsecured Debt pursuant to this Plan and address the Subordinated Promissory Note in a manner otherwise acceptable to Concordia and the Majority Private Placement Parties.

(e)
On the Effective Date, the reasonable and documented outstanding fees and expenses of the Initial Consenting Unsecured Debtholders Advisors shall be paid in full in cash by Concordia pursuant to the terms and conditions of applicable fee

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arrangements entered into by Concordia with such Initial Consenting Unsecured Debtholders Advisors (except as such terms relate to the timing for payment of such reasonable and documented outstanding fees and expenses).

3.3	Treatment of Existing Equity Holders

(a)
Each Existing Shareholder shall retain its Existing Shares, subject to the Share Consolidation in accordance with Section 5.3(d) of this Plan and the treatment of fractional interests in accordance with Section 5.2 of this Plan.

(b)
Pursuant to this Plan and in accordance with the steps and sequences set forth herein, unless otherwise agreed by Concordia and the Majority Initial Consenting Debtholders, all of the Affected Equity shall be terminated and cancelled, and shall be deemed to be terminated and cancelled without the need for any repayment of capital thereof or any other liability, payment or compensation therefor and, for greater certainty, no Affected Equity Holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(c)	The Affected Equity Claims shall constitute Released Claims and be treated in the manner set forth in Section 7.1.
ARTICLE 4
ISSUANCES, DISTRIBUTIONS AND PAYMENTS

4.1	Delivery of New Senior Secured Debt

(a)
The delivery of the New Senior Secured Notes to be issued pursuant to this Plan shall be made by way of a global note issued in the name of DTC (or its nominee) in respect of the New Senior Secured Notes and delivered directly to the New Senior Secured Notes Trustee as custodian for DTC (or its nominee) which, in turn, will make delivery of such New Senior Secured Notes to Intermediaries (pursuant to the customary practices of DTC) who, in turn, will make delivery of the New Senior Secured Notes to the New Senior Secured Noteholders pursuant to the standing instructions and customary practices of such Intermediaries. In the event that a New Senior Secured Notes Elector has not provided Concordia (or its agent) with its New Senior Secured Notes Elector Settlement Information at least three (3) Business Days prior to the Effective Date, such New Senior Secured Notes Elector’s New Senior Secured Notes shall be issued to the Proxy and Information Agent in the form of a separate global note for the benefit of the New Senior Secured Notes Elector until such time as the New Senior Secured Notes Elector provides its New Senior Secured Notes Elector Settlement Information.

(b)
The delivery of the New Senior Secured Term Loans (and any certificates or other evidence of holdings thereof) to be issued pursuant to this Plan shall be made in accordance with standing procedures in place with the New Senior Secured Term Loan Agent, and a register of holders of the New Senior Secured Term Loans will

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be maintained by the New Senior Secured Term Loan Agent. Each Secured Debtholder receiving New Senior Secured Term Loans shall be deemed to be a party to the New Senior Secured Term Loan Credit Agreement as a lender thereunder. In the event that a New Senior Secured Term Loan Lender has not delivered its New Senior Secured Term Loan Lender Information to the New Senior Secured Term Loan Agent prior to the date that is five (5) Business Days prior to the expected Effective Date, such New Senior Secured Term Loan Lender’s New Senior Secured Term Loans shall be held by the New Senior Secured Term Loan Agent until such time as the New Senior Secured Term Loan Lender provides its New Senior Secured Term Loan Lender Information.

4.2	Delivery of New Common Shares

(a)	On the Effective Date, all New Common Shares issued in connection with this Plan shall be deemed to be duly authorized, validly issued, fully paid and non-assessable.

(b)
On the Effective Date, Concordia shall deliver a treasury direction to the Transfer Agent that directs the Transfer Agent to issue all New Common Shares to be distributed under this Plan and direct the Transfer Agent to use its commercially reasonable efforts to cause the New Common Shares to be distributed under this Plan to be distributed by no later than the second Business Day following the Effective Date (or such other date as the Applicants, the Majority Initial Consenting Debtholders and the Majority Private Placement Parties may agree, each acting reasonably).

(c)
The delivery of New Common Shares to be distributed under this Plan will be made either (i) through the facilities of DTC to Intermediaries who, in turn, will make delivery of the New Common Shares to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of DTC, or (ii) by providing Direct Registration System advices or confirmations in the name of the applicable recipient thereof (or its Intermediary) and registered electronically in Concordia’s records which will be maintained by the Transfer Agent.

(d)
Each Unsecured Equity Bridge Loan Lender and Subordinated Promissory Noteholder entitled to Unsecured Debt Exchange Shares, Reallocated Unsecured Shares and/or Unsecured Debtholder Early Consent Shares, as applicable, shall be issued and delivered such Common Shares (i) if such Unsecured Equity Bridge Loan Lender or Subordinated Promissory Noteholder delivers its Unsecured Debtholder Share Registration Form to Concordia in accordance with the instructions contained therein prior to the Distribution Record Date, in accordance with the instructions contained in its Unsecured Debtholder Share Registration Form, and (ii) if such Unsecured Equity Bridge Loan Lender or Subordinated Promissory Noteholder has not delivered its Unsecured Debtholder Share Registration Form to Concordia prior to the Distribution Record Date, in accordance with the name and address of such Unsecured Equity Bridge Loan

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Lender or Subordinated Promissory Noteholder contained on the books and records of the Unsecured Equity Bridge Loan Agent or Concordia, as applicable.

4.3	Delivery of Payments to Secured Debtholders

(a)
The payment by Concordia on the Effective Date of (1) accrued interest owing in respect of the Secured Debt, (2) the Secured Debt Repayment Amount, and (3) the Additional Cash Amount in accordance with Sections 5.3(j)(i), 5.3(j)(iv)(A) and 5.3(j)(iv)(B), respectively, shall be effected through the delivery of the applicable portion of such amounts by Concordia (or the Escrow Agent on behalf of Concordia) and, in the case of subsections (i) or (ii) below, the allocation of such amounts in accordance with this Plan among the applicable Secured Term Loan Lenders and Secured Noteholders to:

(i)	the Secured Term Loan Agent for distribution to each of the applicable Secured Term Loan Lenders in accordance with the Secured Term Loan Credit Agreement and customary practices;

(ii)	the Secured Notes Trustee for distribution to the Secured Noteholders in accordance with the Secured Notes Indenture and customary practices; and

(iii)	the Secured Swap Lender,
or in each case in such other manner as may be agreed by Concordia and the recipient of such payments in writing.

(b)
The payment by Concordia on the Effective Date of the Secured Debtholder Early Consent Cash Consideration to Early Consenting Secured Debtholders shall be effected through the delivery of the applicable portion of such amount by Concordia (or the Escrow Agent on behalf of Concordia) together with the allocation of such amounts in accordance with the Plan among the applicable Secured Debtholders:

(i)
in the case of Secured Debtholder Early Consent Cash Consideration payable to beneficial Secured Noteholders, through the facilities of DTC to Intermediaries who, in turn, will make delivery of such Secured Debtholder Early Consent Cash Consideration to the ultimate beneficial recipients thereof pursuant to standing instructions and customary practices of such Intermediaries;

(ii)
in the case of Secured Debtholder Early Consent Cash Consideration payable to registered Secured Noteholders, to the Secured Notes Trustee for distribution to such registered Secured Noteholders pursuant to standing instructions and customary practices of the Secured Notes Trustee;

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(iii)
in the case of Secured Debtholder Early Consent Cash Consideration payable to Secured Term Loan Lenders, to the Secured Term Loan Agent for distribution to the applicable Secured Term Loan Lenders in accordance with customary practices; and

(iv)	in the case of Secured Debtholder Early Consent Cash Consideration payable to the Secured Swap Lender, using such wire instructions or delivery instructions as are provided by the Secured Swap Lender, or in each case in such other manner as may be agreed by Concordia and the recipient of such payments in writing.

(c)
Concordia shall be entitled, at its election with the consent of the Majority Initial Consenting Secured Debtholders, acting reasonably, to pay to Secured Debtholders in respect of their Secured Term Loans denominated in GBP all or a portion of the Secured Debt Repayment Amount, the Additional Cash Amount and/or the Secured Debtholder Early Consent Cash Consideration in cash in U.S. Dollars and/or GBP.

4.4	Delivery of Private Placement Commitment Consideration
The payment by Concordia (or its agent) on the Effective Date of the Private Placement Commitment Consideration to the Funding Private Placement Parties, unless otherwise agreed with Concordia and such Funding Private Placement Party in writing, shall be made by Concordia (or the Escrow Agent on behalf of Concordia) to the applicable Advisors on behalf of the applicable Funding Private Placement Parties using such wire instructions or delivery instructions as are provided by the Advisors at least five (5) Business Days prior to the Effective Date.

4.5	No Liability in respect of Deliveries

(a)
None of the Concordia Entities, nor their respective directors or officers, shall have any liability or obligation in respect of any deliveries, directly or indirectly, from (i) the Secured Term Loan Agent, (ii) the New Senior Secured Term Loan Agent, (iii) the New Senior Secured Notes Trustee, (iv) DTC, or (v) the Intermediaries, in each case to the ultimate beneficial recipients of any consideration payable or deliverable by the Concordia Entities pursuant to this Plan.

(b)
The Trustees and Agents shall incur no liability as a result of carrying out any provisions of this Plan and any actions related or incidental thereto, save and except for any gross negligence or wilful misconduct on its part. On the Effective Date after the completion of the transactions set forth in Section 5.3, all duties and responsibilities of the Trustees and Agents arising under or related to the Secured Debt Documents and Unsecured Debt Documents, as applicable, shall be discharged except to the extent required in order to effectuate this Plan.

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4.6	Surrender and Cancellation of Notes

(a)
The Secured Notes are held by the Secured Notes Trustee as custodian for DTC (or its nominee) (as registered holder of the Secured Notes on behalf of the Secured Noteholders, subject to any Secured Notes which may be withdrawn from DTC and held in registered form by a Secured Noteholder). On the Effective Date, DTC and each other Person who holds Secured Notes in registered form on the Effective Date shall surrender, or cause the surrender of, the certificate(s) representing the Secured Notes to the Secured Notes Trustee for cancellation in exchange for the consideration payable to Secured Noteholders pursuant to Section 3.1.

(b)
The Unsecured Notes are held by the Unsecured Notes Trustee as custodian for DTC (or its nominee) (as sole registered holder of the Unsecured Notes on behalf of the Unsecured Noteholders). On the Effective Date, DTC shall surrender, or cause the surrender of, the certificate(s) representing the Unsecured Notes to the Unsecured Notes Trustee for cancellation in exchange for the consideration payable to Unsecured Noteholders pursuant to Section 3.2.

(c)
On the Effective Date, the Subordinated Promissory Noteholder shall surrender, or cause the surrender of, the Subordinated Promissory Note in exchange for the consideration payable to the Subordinated Promissory Noteholder pursuant to Section 3.1.

4.7	Application of Plan Distributions
Unless specified otherwise in this Plan, all amounts paid or payable hereunder on account of the Debtholder Claims (including, for greater certainty, any securities received hereunder) shall be applied in a manner acceptable to the Applicants and the Majority Initial Consenting Debtholders.

4.8	Withholding Rights
The Applicants shall be entitled to deduct and withhold from any consideration or other amount deliverable or otherwise payable to any Person hereunder such amounts as the Applicants are required to deduct or withhold with respect to such payment under the Income Tax Act (Canada), or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

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ARTICLE 5
IMPLEMENTATION

5.1	Corporate Authorizations
The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan involving corporate action of any of the Concordia Entities will occur and be effective as of the Effective Date (or such other date as the Applicants and the Majority Initial Consenting Debtholders may agree, each acting reasonably), and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Concordia Entities. All necessary approvals to take actions shall be deemed to have been obtained from the directors or the shareholders of the Concordia Entities, as applicable.

5.2	Fractional Interests

(a)
No fractional Common Shares shall be issued under this Plan, including any fractional interests created as a result of the Share Consolidation, and fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Common Shares. Any legal, equitable, contractual and any other rights or claims (whether actual or contingent, and whether or not previously asserted) of any Person with respect to fractional Common Shares pursuant to this Plan shall be rounded down to the nearest whole number of Common Shares without compensation therefor.

(b)
The New Senior Secured Debt issued pursuant to this Plan shall be issued in minimum increments of $1,000 in the case of New Senior Secured Debt issued in U.S. Dollars and €1,000 in the case of New Senior Secured Debt issued in Euros, and the amount of New Senior Secured Debt that each Secured Debtholder shall be entitled to under this Plan shall in each case be rounded down to the nearest multiple of $1,000 and €1,000, respectively, without compensation therefor.

(c)
All payments made pursuant to this Plan shall be made in minimum increments of $0.01 or £0.01, as applicable, and the amount of any payments to which a Person may be entitled to under this Plan shall be rounded down to the nearest multiple of $0.01 or £0.01, as applicable.

5.3	Effective Date Transactions
Commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in this Section 5.3 (or in such other manner or order or at such other time or times as the Applicants and the Majority Initial Consenting Debtholders may agree, each acting reasonably), without any further act or formality required on the part of any Person, except as may be expressly provided herein (provided nothing herein shall restrict or otherwise prohibit the Concordia Entities from completing certain other

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intercompany transactions prior to, concurrently with, or following the transactions contemplated by this Section 5.3):

(a)
Concordia shall pay in full in cash the outstanding reasonable and documented fees and expenses of the Advisors pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with the Advisors (except as such terms relate to the timing for payment of such reasonable and documented outstanding fees and expenses).

(b)	All Affected Equity shall be terminated and cancelled for no consideration.

(c)
The Cinven Agreement shall be terminated and all rights thereunder shall be cancelled for no consideration, or shall be otherwise treated or addressed in a manner acceptable to Concordia and the Majority Private Placement Parties.

(d)
The Existing Shares shall be, and shall be deemed to be, consolidated (the “Share Consolidation”) on the basis of one Common Share for every 300 Common Shares outstanding immediately prior to the Effective Time. Any fractional interests in the consolidated Common Shares will, without any further act or formality, be cancelled without payment of any consideration therefor. Notwithstanding any provision of the CBCA immediately following the completion of such consolidation, the stated capital of the Common Shares shall be equal to the stated capital of the Common Shares immediately prior to such consolidation.

(e)	The following shall occur concurrently:

(i)
the outstanding principal amount of each Secured Debtholder’s Secured Debt shall be forgiven, settled and extinguished to the extent such principal amount exceeds the aggregate of (A) its Secured Debtholder Pro Rata Share of the Secured Debt Repayment Amount; (B) its Secured Debtholder Pro Rata Share of the Additional Cash Amount, (C) the principal amount of the New Senior Secured Notes and/or New Senior Secured Term Loans to be issued to it in accordance with Section 5.3(j)(iv)(C); and (D) if the Secured Debtholder is an Early Consenting Secured Debtholder, its Secured Debtholder Early Consent Cash Consideration (the remaining principal amount of each Secured Debtholder’s Secured Debt following such forgiveness, settlement and extinguishment being the “Remaining Secured Debt”). If a Secured Term Loan Lender holds Secured Term Loans denominated in GBP on the Effective Date or will receive EUR New Senior Secured Term Loans on the Effective Date, for the purposes of determining the Remaining Secured Debt in accordance with this Section 5.3(e)(i) such Secured Term Loans and/or EUR New Senior Secured Term Loans shall be converted to U.S. Dollars using the GBP/USD Exchange Rate or to Euros using the EUR/USD Exchange Rate on the Effective Date, as applicable;

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(ii)
any and all accrued and unpaid interest outstanding in respect of the Secured Debt, if any, other than that interest which is paid pursuant to Section 5.3(j)(i) below, shall be forgiven, settled and extinguished for no consideration;

(iii)
the outstanding principal amount of each Unsecured Debtholder’s Unsecured Debt shall be forgiven, settled and extinguished to the extent such principal amount exceeds the amount by which (A) the aggregate of the fair market value on the Effective Date of (i) its Unsecured Debtholder Pro Rata Share of the Unsecured Debt Exchange Shares; (ii) its Unsecured Debtholder Pro Rata Share of the Reallocated Unsecured Shares; and (iii) if the Unsecured Debtholder is an Early Consenting Unsecured Debtholder, its Unsecured Debtholder Early Consent Shares (collectively, the “Share FMV”), exceeds (B) the amount of accrued and unpaid interest outstanding in respect of the Unsecured Debt held by such Unsecured Debtholder at the Effective Time (the remaining principal amount of each Unsecured Debtholder’s Unsecured Debt following such forgiveness, settlement and extinguishment, together with all accrued and unpaid interest outstanding thereon after Section 5.3(e)(iv), being the “Remaining Unsecured Debt”); and

(iv)
the accrued and unpaid interest owing to each Unsecured Debtholder shall be forgiven, settled and extinguished to the extent that such interest exceeds the Share FMV in respect of that Unsecured Debtholder.

(f)	The following shall occur concurrently:

(i)
Concordia shall become entitled to the Funded Amounts deposited in escrow with the Escrow Agent pursuant to the Escrow Agreement, subject to Section 6.1, and the Escrow Agent shall be deemed instructed to release to Concordia the Funded Amounts held by the Escrow Agent; and

(ii)	Concordia shall issue to each Funding Private Placement Party its Funding Private Placement Party Shares in consideration for its Private Placement Commitment.

(g)	Concurrently with the step set forth in Section 5.3(f) above, in exchange for, and in full and final settlement of, the Remaining Unsecured Debt, Concordia shall deliver to each Unsecured Debtholder:

(i)	its Unsecured Debtholder Pro Rata Share of the Unsecured Debt Exchange Shares;

(ii)	its Unsecured Debtholder Pro Rata Share of the Reallocated Unsecured Shares; and

(iii)	if such Unsecured Debtholder is an Early Consenting Unsecured Debtholder, its Unsecured Debtholder Early Consent Shares,

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(h)
Concurrently with the delivery of the Unsecured Debt Exchange Shares, the Reallocated Unsecured Shares and the Unsecured Debtholder Early Consent Shares as contemplated by Section 5.3(g) and Article 4:

(i)
the Unsecured Debtholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and such Unsecured Debtholder shall have no further right, title or interest in and to the Unsecured Debt or its Unsecured Debtholder Claim;

(ii)
the Unsecured Debt and the Unsecured Debt Documents shall be cancelled, provided that the Unsecured Debt Documents shall remain in effect solely to allow the applicable Trustees and Agents to make the distributions set forth in this Plan; and

(iii)
all security interests granted by any of the Concordia Entities in respect of the Subordinated Promissory Note shall be, and shall be deemed to be, released, discharged and extinguished pursuant to this Plan.

(i)
Concurrently with the step set forth in Section 5.3(f) above, Concordia shall pay to each Funding Private Placement Party its Private Placement Pro Rata Share of the Private Placement Commitment Consideration.

(j)	Concurrently with the step set forth in Section 5.3(f) above:

(i)
all accrued and unpaid interest outstanding in respect of the Secured Debt (calculated at the contractual non-default rate applicable under the relevant Secured Debt Document, not including any compound interest and based on the outstanding principal amount of the applicable Secured Debt (not reduced by any unamortized original issue discount), unless there has been a payment default with respect to any scheduled payments of interest (at contractual non-default rates, not including any compound interest) or amortization, as applicable, under the Secured Debt, on or prior to the Effective Date, in which case interest shall accrue at the default-rate for the period from such default until the Effective Date, for certainty, without giving effect to any acceleration under the Secured Debt that may have arisen from the commencement of the CBCA Proceedings) shall be paid by Concordia to the Secured Debtholders in cash;

(ii)
Concordia, the New Senior Secured Debt Guarantors and the New Senior Secured Notes Trustee shall enter into the New Senior Secured Notes Indenture together with all related documentation as agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably;

(iii)
Concordia, the New Senior Secured Debt Guarantors and the New Senior Secured Term Loan Agent shall enter into, and the New Senior Secured Term Loan Lenders shall enter into or be deemed to enter into, the New Senior Secured Term Loan Agreement together with all related

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documentation as agreed by the Applicants, the Majority Initial Consenting Secured Debtholders and the Majority Private Placement Parties, each acting reasonably;

(iv)	in exchange for, and in full and final settlement of, the Remaining Secured Debt, Concordia shall pay to each Secured Debtholder:

(A)	its Secured Debtholder Pro Rata Share of the Secured Debt Repayment Amount;

(B)	its Secured Debtholder Pro Rata Share of the Additional Cash Amount, if any;

(C)
its New Senior Secured Debt in the form of New Senior Secured Term Loans and/or New Senior Secured Notes, as applicable in accordance with Section 3.1 (as may be adjusted and/or allocated pursuant to Section 3.1), in an aggregate principal amount equal to its Secured Debtholder Pro Rata Share of the New Senior Secured Debt Aggregate Principal Amount, as adjusted based on the EUR/USD Exchange Rate on the FX Date to the extent that it receives a portion of its New Senior Secured Term Loans in the form of EUR New Senior Secured Term Loans in accordance with Section 3.1, which New Senior Secured Debt shall be distributed in the manner described in Section 4.1; and

(D)	if such Secured Debtholder is an Early Consenting Secured Debtholder, its Secured Debtholder Early Consent Cash Consideration.

(k)
Except as set forth in Section 3.1(j)(ii), concurrently with the delivery of the Secured Debt Repayment Amount, the Additional Cash Amount, the New Senior Secured Debt and the Secured Debtholder Early Consent Cash Consideration as contemplated by Section 5.3(j)(iv) and Article 4:

(1)
the Secured Debtholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and such Secured Debtholder shall have no further right, title or interest in and to the Secured Debt or its Secured Debtholder Claim;

(2)
the Secured Debt and the Secured Debt Documents shall be cancelled, provided that the Secured Debt Documents shall remain in effect solely to allow the applicable Trustees and Agents to make the distributions set forth in this Plan; and

(3)	all security interests granted by any of the Concordia Entities in respect of the Secured Debt shall be, and shall be deemed to be, released, discharged and extinguished

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pursuant to this Plan, and the Collateral Agents shall be directed to file any and all documents necessary to effectuate the release of all liens or security interests created pursuant to the Secured Debt Documents in any and all applicable jurisdictions.

(l)	CHCL shall transfer all of its assets to Concordia in consideration for a non-interest bearing promissory note issued by Concordia in a principal amount equal to the value of the transferred assets.

(m)	The Management Incentive Plan shall be deemed to be approved by the Existing Shareholders and those persons receiving New Common Shares pursuant to this Plan.

(n)	The releases referred to in Section 7.1 shall become effective.
ARTICLE 6
RELEASE OF FUNDS FROM ESCROW

6.1	Release of Funds from Escrow
The Escrow Agent shall release the Funded Amounts, or portions thereof, as follows and in accordance with the terms of the Escrow Agreements:

(a)	On the Effective Date, the Escrow Agent shall release from escrow to or on behalf of Concordia, at the applicable time, the Funded Amounts pursuant to and in accordance with Section 5.3.

(b)
If any Funding Private Placement Party (or its Intermediary, as applicable) provides to the Escrow Agent more than its Private Placement Commitment under the Subscription Agreement, the Escrow Agent shall as soon as practicable return any excess funds to such Funding Private Placement Party (or its Intermediary, as applicable).

ARTICLE 7
RELEASES

7.1	Release of Released Parties
At the applicable time pursuant to Section 5.3, each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever (other than liabilities or claims attributable to any Released Party’s gross negligence, fraud or wilful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Debt, the Debt Documents, the Affected Equity Claims, the Two Year Equity Bridge Credit and Guaranty Agreement, the Equity Unsecured Bridge Loan Settlement, the Support Agreement, the Subscription Agreement, the Private Placement, this Plan, the CBCA Proceedings, the transactions contemplated hereunder

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and any proceedings commenced with respect to or in connection with this Plan, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge (i) any of the Released Parties from or in respect of its obligations under this Plan, the Support Agreement, the Subscription Agreement, the Governance Agreement or the other Definitive Documents or (ii) any Existing Equity Class Action Claims which shall be treated as set out in Section 7.4 below.

7.2	Additional Released Parties
At any time and from time to time on or before the date of the Final Order, Schedule “A” to this Plan may be amended, restated, modified or supplemented by Concordia, with the prior written consent of the Majority Private Placement Parties, in order to add any Person as an Additional Released Party provided that such Person, through its conduct or otherwise, has provided the Concordia Entities (or any of them) with consideration or value acceptable to Concordia and the Majority Private Placement Parties, each acting reasonably. Any such amendment, restatement, modification and/or supplement of Schedule “A” shall be deemed to be effective automatically upon receipt of the prior written consent of the Majority Private Placement Parties Upon an amendment, restatement, modification or supplement to Schedule “A”, Concordia shall (i) provide notice to the service list in the CBCA Proceedings of such amendment, restatement, modification and/or supplement of Schedule “A”, and (ii) file a copy thereof with the Court.

7.3	Injunctions
All Persons are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Date, with respect to any and all Released Claims, from (i) commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever against the Released Parties, as applicable; (ii) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against the Released Parties; (iii) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind against the Released Parties or their property; or (iv) taking any actions to interfere with the implementation or consummation of this Plan; provided, however, that the foregoing shall not apply to the enforcement of any obligations under this Plan.

7.4	Existing Equity Class Action Claims
From and after the Effective Date, any Person having an Existing Equity Class Action Claim against Concordia or any of its current or former officers and/or directors shall only be permitted to continue its Existing Equity Class Action Claim to the point of determination of liability, if any, and seeking the enforcement of any judgement solely as against the Insurance Policies, to the extent available in respect of any such Existing Equity Class Action Claim. Any such Person shall be irrevocably and forever limited solely to recovery from the proceeds of the Insurance Policies payable on behalf of Concordia or its directors and officers in respect of any such Existing Equity Class Action Claim, and such Person shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the Concordia Entities or any of their respective current or former officers and directors in respect of an Existing Equity Class Action Claim, other than enforcing such Person’s rights to be paid by the applicable

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insurer(s) from the proceeds of the applicable Insurance Policies. Nothing in this paragraph prejudices, compromises, releases or otherwise affects any right or defence of any insurer in respect of an Insurance Policy.
ARTICLE 8
CONDITIONS PRECEDENT AND IMPLEMENTATION

8.1	Conditions to Plan Implementation
The implementation of this Plan shall be conditional upon the fulfillment, satisfaction or waiver (to the extent permitted by Section 8.2) of the following conditions:

(a)
The Court shall have granted the Final Order and the Final Order shall have become a final order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Applicants or the Majority Initial Consenting Debtholders, vacated or subject to pending appeal and as to which order any appeal periods relating thereto shall have expired;

(b)	No Law shall have been passed and become effective, the effect of which makes the consummation of this Plan illegal or otherwise prohibited;

(c)	All conditions to implementation of this Plan set out in the Support Agreement shall have been satisfied or waived in accordance with their terms;

(d)	All conditions to implementation of this Plan set out in the Subscription Agreement shall have been satisfied or waived in accordance with their terms; and

(e)
Concordia shall be a public company following the implementation of the Plan and the Common Shares shall be approved for trading on the TSX or on another Designated Offshore Securities Market acceptable to the Majority Consenting Private Placement Parties, subject only to receipt of customary final documentation.

8.2	Waiver of Conditions
The Applicants and the Majority Initial Consenting Debtholders may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of the conditions set out herein, to the extent and on such terms as such parties may agree, each acting reasonably, provided however that the condition set out in Sections 8.1(a), 8.1(b), 8.1(c) and 8.1(d) cannot be waived.

8.3	Effectiveness
This Plan will become effective in the sequence described in Section 5.3 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall be binding on and enure to the benefit of the Concordia Entities, the Debtholders, the Trustees and Agents, all Existing Equity Holders, all Persons with any Existing Equity Class Action Claim, the Released Parties, the directors and officers of the Concordia Entities and all other Persons named or referred to in, or subject to, this Plan and their respective successors and assigns and their

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respective heirs, executors, administrators and other legal representatives, successors and assigns. The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 5.3 has become effective in the sequence set forth therein. No portion of this Plan shall take effect with respect to any party or Person until the Effective Time.
ARTICLE 9
GENERAL

9.1	Deemed Consents, Waivers and Agreements
At the Effective Time:

(a)
each Debtholder and Existing Equity Holder shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety (both as a Debtholder and as a holder of Existing Equity, if applicable);

(b)
each Concordia Entity, Debtholder and Existing Equity Holder shall be deemed to have executed and delivered to the other parties all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety; and

(c)
all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety shall be deemed to have been executed and delivered to the Concordia Entities.

9.2	Waiver of Defaults
From and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety. Without limiting the foregoing, all Persons shall be deemed to have:

(a)
waived any and all defaults or events of default, third-party change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt or the Debt Documents, the Support Agreement, the Subscription Agreement, the Arrangement, the Arrangement Agreement, this Plan, the transactions contemplated hereunder and any proceedings commenced with respect to or in connection with this Plan and any and all amendments or supplements thereto. Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Concordia Entities and their respective successors from performing their obligations under this Plan; and

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(b)
agreed that, if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and the Concordia Entities and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly, provided, however, that notwithstanding any other provision of this Plan, nothing herein shall affect the obligations of any of the Concordia Entities to any employee thereof, including any contract of employment between any Person and any of the Concordia Entities.

9.3	Compliance with Deadlines and Elections
The Applicants have the right to waive strict compliance with the New Senior Secured Notes Election Deadline and the Early Consent Date, and shall be entitled to waive any deficiencies with respect to any elections, forms or other documentation submitted pursuant to this Plan.

9.4	Paramountcy
From and after the Effective Date, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, by-laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Debtholders and any of the Concordia Entities as at the Effective Date shall be deemed to be governed by the terms, conditions and provisions of this Plan and the Final Order, which shall take precedence and priority.

9.5	Deeming Provisions
In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

9.6	Modification of Plan
Subject to the terms and conditions of the Support Agreement and the Subscription Agreement:

(a)
the Applicants reserve the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, provided that (except as provided in subsection (c) below) any such amendment, restatement, modification or supplement must be contained in a written document that is (i) filed with the Court and, if made following the Meetings, approved by the Court, and (ii) communicated to the Debtholders and Existing Shareholders in the manner required by the Court (if so required);

(b)
any amendment, modification or supplement to this Plan may be proposed by the Applicants at any time prior to or at the Meetings, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at the Meetings, shall become part of this Plan for all purposes; and

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(c)
any amendment, modification or supplement to this Plan may be made following the Meetings by the Applicants, without requiring filing with, or approval of, the Court, provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not materially adverse to the financial or economic interests of any of the Debtholders or Existing Shareholders.

For the avoidance of doubt, any modification to the Plan pursuant to this Section 9.6 must be in a form and substance acceptable to the Majority Initial Consenting Debtholders.

9.7	Notices
Any notice or other communication to be delivered hereunder must be in writing and refer to this Plan and may, as hereinafter provided, be made or given by personal delivery, ordinary mail or email addressed to the respective parties as follows:

(a)	If to the Applicants, or any other of the Concordia Entities, at:
Concordia International Corp.
c/o Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7
Attention:         Robert J. Chadwick, Brendan O’Neill and Caroline Descours
Email:        rchadwick@goodmans.ca
        boneill@goodmans.ca
        cdescours@goodmans.ca
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, 10036-6522
Attention:         Paul D. Leake, Shana A. Elberg and Carl T. Tullson
Email:        paul.leake@skadden.com
        shana.elberg@skadden.com
        carl.tullson@skadden.

(b)	If to any of the Initial Consenting Secured Debtholders:
Osler, Hoskin & Harcourt LLP
100 King Street West, Suite 6200
Toronto, Ontario
M5X 1B8
Attention:        Marc Wasserman & Martino Calvaruso
Email:         mwasserman@osler.com
        mcalvaruso@osler.com

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with a copy to:
White & Case LLP
5 Old Broad Street
London, UK
EC2N 1DW
Attention:         Christian Pilkington and Ben Davies
Email:         cpilkington@whitecase.com
        bdavies@whitecase.com
and
1211 Avenue of the Americas
New York, NY
10020
Attention:         Thomas E Lauria and Harrison Denman
Email:        tlauria@whitecase.com
        hdenman@whitecase.com

(c)	If to any of the Initial Consenting Unsecured Debtholders:
Bennett Jones LLP
3400 One First Canadian Place, P.O. Box 130
Toronto, Ontario
M5X 1A4
Attention:         Kevin Zych and Sean Zweig
Email:         zychk@bennettjones.com
        zweigs@bennettjones.com
with a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY
10019-6064
Attention:         Andrew N. Rosenberg and Jacob A. Adlerstein
Email:         arosenberg@paulweiss.com
        jadlerstein@paulweiss.com
and with a copy to:
Ashurst LLP
5 Appold Street
London, UK
EC2A 2AG

DRAFT:

Attention:          Giles Boothman and Amrit Khosa
Email:        giles.boothman@ashurst.com
        amrit.khosa@ashurst.com

(a)
If to any of the Consenting Debtholders who are neither Initial Consenting Secured Debtholders nor Initial Consenting Unsecured Debtholders at the address set forth for each applicable Consenting Debtholder on its signature page to the Support Agreement, or to such other address as any party above may from time to time notify the others in accordance with this Section 9.7. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by email and any notice or other communication given or made by prepaid mail within the five (5) Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. Any such notices and communications so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of emailing, provided that such day in either event is a Business Day and the communication is so delivered or emailed before 5:00 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. The unintentional failure by the Applicants to give a notice contemplated hereunder to any particular Debtholder or Existing Shareholder shall not invalidate this Plan or any action taken by any Person pursuant to this Plan.

9.8	Different Capacities
Subject to the Support Agreement and the Interim Order, if any Person holds more than one type, series or class of Existing Equity or Debt, as the case may be, such Person shall have all of the rights given to a holder of each particular type, series or class of Existing Equity or Debt so held. Subject to the Support Agreement and the Interim Order, nothing done by a Person acting in its capacity as a holder of a particular type, series or class of Existing Equity or Debt, as the case may be, affects such Person’s rights as a holder of another type, series or class Existing Equity or Debt.

9.9	Consent of Majority Initial Consenting Debtholders and Majority Private Placement Parties
For the purposes of this Plan:

(a)
any matter requiring the agreement, waiver, consent or approval of the Majority Initial Consenting Debtholders shall be deemed to have been agreed to, waived, consented to or approved by such Majority Initial Consenting Debtholders if such matter is agreed to, waived, consented to or approved in writing by (i) Osler,

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Hoskin & Harcourt LLP on behalf of the Majority Initial Consenting Secured Debtholders, and (ii) Bennett Jones LLP on behalf of the Initial Consenting Unsecured Debtholders, provided that each of Osler, Hoskin & Harcourt LLP and Bennett Jones LLP confirms in writing (which can be by way of e-mail) that it is providing such agreement, consent, waiver or approval on behalf of the Majority Initial Consenting Secured Debtholders or Majority Initial Consenting Unsecured Debtholders, as applicable; and

(b)
any matter requiring the agreement, waiver, consent or approval of the Majority Private Placement Parties shall be deemed to have been agreed to, waived, consented to or approved by the Majority Private Placement Parties if such matter is agreed to, waived, consented to or approved in writing by each of Osler, Hoskin & Harcourt LLP and Bennett Jones LLP, provided that Osler, Hoskin & Harcourt LLP and Bennett Jones LLP confirm in writing (which can be by way of e-mail) that they are providing such agreement, consent, waiver or approval on behalf of the Majority Private Placement Parties.

9.10	Further Assurances

(a)
Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the Persons named or referred to in, affected by or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein.

(b)
Without limiting any other provision in this Plan, the Concordia Entities, the Secured Term Loan Agent, the Secured Notes Trustee, the Collateral Agents, the Subordinated Promissory Noteholder, the Secured Swap Lender and any of their respective agents, designees or assigns shall be authorized and directed to take such steps and prepare, execute and submit such forms and documents, and complete such filings as are necessary to effectuate and/or evidence the full and final discharge and release of any and all security registrations and/or statements made pursuant to or in connection with the Secured Debt Documents and the Subordinated Promissory Note and the full and final discharge and release of any and all security interests and liens upon any and all of the property and assets of the Concordia Entities created under the Secured Debt Documents and the Subordinated Promissory Note, in any jurisdiction in which the Concordia Entities have property or assets or conduct business, and each Secured Debtholder and the Subordinated Promissory Noteholder shall be deemed to have consented and agreed to all such steps and actions.

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SCHEDULE A

ADDITIONAL RELEASED PARTIES

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SCHEDULE E
JOINDER AGREEMENT

This Joinder Agreement is made as of the date below (the “Joinder Agreement”) by the undersigned (the “Consenting Debtholder”) in connection with the support agreement dated May 1, 2018 (the “Support Agreement”) among (i) Concordia International Corp., (ii) the Subsidiary Guarantors (as defined in the Support Agreement) and (iii) each of the Consenting Debtholders (as defined in the Support Agreement) party thereto. Capitalized terms used herein have the meanings assigned in the Support Agreement unless otherwise defined herein.

RECITALS:

A.	The Support Agreement allows holders of Relevant Debt and/or Relevant Shares to become a party thereto by executing a Joinder Agreement.

B.
Section 4(b) of the Support Agreement requires that, contemporaneously with a Transfer of any Relevant Debt and/or Relevant Shares by a Consenting Debtholder to a transferee who is not also already a Consenting Debtholder, such transferee shall execute and deliver this Joinder Agreement.

C.	The Consenting Debtholder wishes to be bound by the terms of the Support Agreement on the terms and subject to the conditions set forth in this Joinder Agreement.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Consenting Debtholder agrees as follows:

1.
The Consenting Debtholder hereby agrees to be fully bound as a Consenting Debtholder under the Support Agreement in respect of the Relevant Debt and/or Relevant Shares that are identified on the signature page hereto, and hereby represents and warrants that the Relevant Debt and/or Relevant Shares set out on the signature page constitute all of Relevant Debt and/or Relevant Shares, as applicable, that are legally or beneficially owned by such Consenting Debtholder or which such Consenting Debtholder has the sole power to vote or dispose of.

2.
The Consenting Debtholder hereby represents and warrants to each of the other Parties that the representations and warranties set forth in Section 2 of the Support Agreement are true and correct with respect to such Consenting Debtholder as if given on the date hereof.

3.	Except as expressly modified hereby, the Support Agreement shall remain in full force and effect, in accordance with its terms.

4.
This Joinder Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of the Canada applicable therein, without regard to principles of conflicts of law.

5.	This Joinder Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.
[Remainder of this page intentionally left blank; next page is signature page]

Signature Page to Joinder Agreement

STRICTLY CONFIDENTIAL

IN WITNESS WHEREOF, the undersigned has caused this Joinder Agreement to be duly executed and delivered by its proper and duly authorized officer as of ______, 2018.

Name of Consenting Debtholder:
By:
Name:
Title:

Jurisdiction of residence for legal purposes:
Email:
Address:

Debt Document	Principal Amount	Custodian or DTC Participant, if applicable
Term Loan Facilities issued October 21, 2015
Extended Bridge Loans issued October 21, 2015
7.00% Senior Unsecured Notes due 2023
9.50% Senior Unsecured Notes due 2022
9.00% First Lien Senior Secured Notes due 2022
Swap Agreement

Common Shares	Number of Shares	Custodian or DTC Participant, if applicable

SCHEDULE F
CCAA PROCEEDINGS TERMS AND TIMELINE

1.
To the extent the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their absolute and sole discretion, have consented to the implementation of the Recapitalization Transaction through the CCAA Proceedings, then the actions necessary to structure and implement the Recapitalization Transaction pursuant to the CCAA Plan will be completed on or by such dates agreed to by Concordia and the Majority Initial Consenting Debtholders:

(a)	Concordia shall commence the CCAA Proceedings and obtain an initial order in form acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably;

(b)
the Ontario Court shall approve the CCAA Plan pursuant to a sanction order in form acceptable to the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion; and

(c)
the Effective Date shall have occurred on or prior to a date agreed to by the Majority Initial Consenting Debtholders and the Majority Consenting Private Placement Parties, in their sole and absolute discretion.

2.	The Recapitalization Transaction to be implemented pursuant to the CCAA Plan may be modified as agreed by the Company and the Majority Initial Consenting Debtholders.

SCHEDULE G
CHAPTER 11 TERMS AND TIMELINE

1.
In the event the Company commences the Chapter 11 Process in accordance with Section 7(a) above, the actions necessary to structure and implement the Recapitalization Transaction pursuant to a Chapter 11 Plan shall be completed within the following timeline (subject to such other dates as may be agreed by Concordia and the Majority Initial Consenting Debtholders, each acting reasonably):

(a)	Concordia shall commence the Chapter 11 Process with the Bankruptcy Court by August 31, 2018 (the “Petition Date”);

(b)
Concordia shall file the disclosure statement for the Chapter 11 Plan (the “Disclosure Statement”) and the Chapter 11 Plan, in forms acceptable to Concordia and the Majority Initial Consenting Debtholders, each acting reasonably, on the Petition Date;

(c)
to the extent requested by the Majority Initial Consenting Debtholders, Concordia shall obtain entry of an order by the Bankruptcy Court authorizing it to assume this Support Agreement and approving the contents contained herein;

(d)
Concordia shall obtain an entry of an interim order by the Bankruptcy Court authorizing it to use cash collateral within five (5) days of the Petition Date, which shall contain customary stipulations between Concordia and the Secured Debtholders with respect to the Secured Debt and the following adequate protection provisions:

(i)
the current payment during the Chapter 11 Process of the reasonable fees and expenses of the Initial Consenting Secured Debtholders Advisors pursuant to the terms and conditions of applicable fee arrangements entered into by Concordia with such advisors;

(ii)
the current payment of all reasonable and documented fees, expenses, indemnities and other amounts owing to the Secured Term Loan Agent including, without limitation, the current payment of all reasonable and documented professional fees and expenses owing to the Secured Term Loan Agent pursuant to Section 10.5 of the Secured Term Loan Agreement;

(iii)
the reasonable and documented fees, expenses and disbursements of the Secured Swap Lender (including, without limitation, the reasonable and documented fees, expenses and disbursements of attorneys, advisors or agents retained or utilized by the Secured Swap Lender, acting reasonably);

(iv)	customary superpriority claims and liens in favor of the secured parties under the Secured Debt Documents;

(v)	continued satisfaction on a timely basis of all reporting obligations under the Secured Term Loan Agreement, unless otherwise agreed to by the Secured Term Loan Agent and the Company;

(vi)
unless otherwise agreed to by the Majority Initial Consenting Unsecured Debtholders, the current payment during the Chapter 11 Process of the reasonable fees and expenses of the Initial Consenting Unsecured Debtholders Advisors in their capacity as advisors to certain Consenting Debtholders holding Secured Debt; and

(vii)
cash payments to the holders of Secured Debt (which payments Concordia shall pay on a monthly basis) in an amount equal to the sum of (a) current non-default interest or default interest accruing under the Secured Swap Settlement Agreement or the applicable governing documents, as applicable, determined in accordance with the section titled “Determination of Claim Amounts”; provided, however, that any payment of interest on a current basis during the Chapter 11 Process shall be subject to recharacterization as payments of principal to the extent of entry of a court order finding the holders of Secured Debt to be undersecured, plus (b) any fees and expenses accruing in respect of any Letters of Credit (as defined in the Secured Term Loan Agreement).

(e)
Concordia shall obtain an entry of a final order by the Bankruptcy Court authorizing it to use cash collateral within forty five (45) days of the Petition Date, which shall contain the adequate protection provisions substantially similar to those in the interim order; provided that with respect to clauses (d) and (e) hereof, to the extent any deadline set forth in this Schedule G is extended, (i) the Company may seek to enter into debtor-in-possession financing that is on terms reasonably acceptable to the Company and the Majority Initial Consenting Debtholders, each acting reasonably and (ii) the Majority Initial Consenting Debtholders may, acting reasonably, request modifications to the adequate protection set forth in either the interim or final order authorizing the use of cash collateral; provided further, that in the event the Recapitalization Transaction does not occur, the Secured Debtholders and Unsecured Debtholders reserve all rights with respect to (i) the Company’s ability to enter into debtor-in-possession financing and (ii) any adequate protection in connection with the use of cash collateral and/or debtor-in-possession financing;

(f)
Concordia shall obtain entry of an order by the Bankruptcy Court approving the Disclosure Statement and confirming the Chapter 11 Plan on or prior to the date that is 60 days after the Petition Date; and

(g)	the Effective Date shall have occurred on or prior to the date that is 90 days after the Petition Date.

2.	The modifications to the Recapitalization Transaction to be implemented pursuant to the Chapter 11 Plan in the Chapter 11 Process shall include, without limitation (subject to further revision as agreed between the Company and the Majority Initial Consenting Debtholders, each acting reasonably):

(a)
in full and final settlement of the Secured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees and security pertaining to the Secured Debt, and the cancellation of the Secured Debt Documents, each Secured Debtholder will become entitled to and shall receive on the Effective Date: (i) payment in full, in cash, of post-petition interest at the non-default rate or default rate, as applicable under the section titled “Determination of Claim Amounts”, in respect of the Secured Debt held by such Secured Debtholder, (ii) its Pro-Rata Share of the Cash Pay-down; (iii) its Pro-Rata Share of the New Senior Secured Debt, in the form of the New Senior Secured Term Loan and/or the New Senior Secured Notes, subject to the allocations set out in the Term Sheet, and (iv) cash consideration equal to 5% of the principal amount (which shall be calculated by reducing such principal amount by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums) of Secured Debt held by such Secured Debtholder. For certainty, the aggregate amount of consideration payable to Secured Debtholders under the Plan shall equal 93.3835% of the principal amount of such Secured Debtholders’ Secured Debtholders Claims (for certainty reduced by any unamortized original issue discount and excluding any make-whole premiums, redemption premiums or other similar premiums and not taking into account consideration pursuant to Section 2(b) of this Schedule G below);

(b)
in full and final settlement of the Unsecured Debtholder Claims, the complete satisfaction, release and discharge of all guarantees pertaining to the Unsecured Debt, and the cancellation of the Unsecured Debt Documents, each Unsecured Debtholder will become entitled to and shall receive on the Effective Date its Pro Rata Share of common shares of Concordia representing 12% of the outstanding common shares of Concordia immediately following the implementation of the Recapitalization Transaction (subject to MIP Dilution and any Existing Shares Dilution or dilution resulting from the issuance of common shares to Secured Debtholders in accordance in accordance with Section 2(b) of this Schedule G, as applicable);

(c)
Concordia and the Majority Consenting Private Placement Parties may elect to exclude the Subordinated Promissory Note from the Unsecured Debt Documents and address the Subordinated Promissory Note in a manner acceptable to Concordia and the Majority Consenting Private Placement Parties;

(d)
unless otherwise agreed by the Majority Consenting Private Placement Parties, all Existing Shares shall be cancelled without any consideration therefor. Unless otherwise agreed by the Majority Consenting Private Placement Parties, each Secured Debtholder shall receive its Pro-Rata Share of such number of common shares of Concordia as determined by the Majority Consenting Private Placement Parties, acting reasonably, which shall in no case exceed 0.35% of the amount of outstanding common shares of Concordia immediately following implementation of the Recapitalization Transaction (subject to MIP Dilution);

(e)	the definition of “Equity Claim” shall mean any ‘equity security’ as defined in section 101(16) of the Bankruptcy Code;

(f)	the Additional Cash Amount shall not be payable in the Chapter 11 Process; and

(g)
unless otherwise agreed by Concordia and the Majority Consenting Private Placement Parties, the Private Placement Parties shall not be entitled to apply the cash consideration amounts set out in sub-sections 2(a) (ii) and (iv) of this Schedule G towards their Private Placement Commitments.

P
APPENDIX P
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
NOTICE OF INTERIM ORDER

P-1

NOTICE TO STAKEHOLDERS OF CONCORDIA INTERNATIONAL CORP., CONCORDIA HEALTHCARE (CANADA) LIMITED, CONCORDIA LABORATORIES INC., S.A.R.L., CONCORDIA PHARMACEUTICALS INC., S.A.R.L., CONCORDIA INVESTMENTS (JERSEY) LIMITED, CONCORDIA FINANCING (JERSEY) LIMITED, AMDIPHARM HOLDINGS S.A.R.L., AMDIPHARM AG, AMDIPHARM B.V., AMDIPHARM LIMITED, AMDIPHARM MERCURY HOLDCO UK LIMITED, AMDIPHARM MERCURY UK LTD., CONCORDIA HOLDINGS (JERSEY) LIMITED, AMDIPHARM MERCURY INTERNATIONAL LIMITED, CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED, MERCURY PHARMA GROUP LIMITED, CONCORDIA INTERNATIONAL RX (UK) LIMITED, ABCUR AB, MERCURY PHARMACEUTICALS LIMITED, FOCUS PHARMA HOLDINGS LIMITED, FOCUS PHARMACEUTICALS LIMITED, MERCURY PHARMA (GENERICS) LIMITED, MERCURY PHARMACEUTICALS (IRELAND) LIMITED, AND MERCURY PHARMA INTERNATIONAL LIMITED (collectively, the “Concordia Entities”)
PLEASE TAKE NOTICE that on May 2, 2018, the Ontario Superior Court of Justice issued an interim order (the “Interim Order”) in the Canada Business Corporations Act proceedings of the Concordia Entities, which authorizes, among other things, the holding of separate meetings (the “Meetings”) of secured debtholders, unsecured debtholders and common shareholders, in each case to consider and vote upon a proposed transaction (the “Recapitalization Transaction”) to realign the capital structure of Concordia International Corp. (“Concordia”). May 9, 2018 has been fixed as the record date for determining the applicable holders of secured debt, unsecured debt and common shares entitled to receive notice of and vote at the Meetings. The Meetings are currently scheduled to be held on June 19, 2018. Following the Meetings, Concordia expects to seek final Court approval of the Recapitalization Transaction on June 26, 2018 or such other date as may be set by the Court (the “Final Order”).
The proposed Recapitalization Transaction would, among other things, raise new equity capital of US$586.5 million, reduce Concordia’s total outstanding debt by approximately US$2.4 billion and reduce its annual interest costs by approximately US$171 million. Concordia intends to continue operating its business and satisfying its obligations to employees, suppliers and customers in the ordinary course while it pursues the implementation of the Recapitalization Transaction.
The terms of the proposed Recapitalization Transaction, the Interim Order, and the Final Order may affect your rights as stakeholders of the Concordia Entities, including any rights as a current or former shareholder, debtholder, contract counterparty or class action claimant.
Please refer to the detailed press release of Concordia issued May 2, 2018 and the materials on Concordia’s website for more information.
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Q
APPENDIX Q
TO THE MANAGEMENT INFORMATION CIRCULAR OF CONCORDIA INTERNATIONAL CORP.
DATED MAY 15, 2018
GOVERNANCE TERM SHEET

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GOVERNANCE TERM SHEET

1. PARTIES
Company	Concordia International Corp.
Company Group	The Company and its subsidiaries from time to time.
GSO	Funds managed, advised or sub-advised by GSO Capital Partners LP.
Nominating Committee
Means a committee consisting of each Shareholder Party that holds in excess of 7.5% of the Common Shares of the Company from time to time. Each Shareholder Party on the Nominating Committee shall have a single vote.

Plan Sponsors	GSO (provided GSO holds at least 12.5% of the Common Shares of the Company) and Solus (provided Solus holds at least 12.5% of the Common Shares of the Company).
Private Placement Parties
The Private Placement Parties (as defined in the Subscription Agreement), other than the Plan Sponsors. For the avoidance of doubt, where GSO or Solus ceases to qualify as a Plan Sponsor, it shall automatically become a Private Placement Party.

Shareholder Parties
The Plan Sponsors, the Private Placement Parties, and any other entity that acquires at least 5% of the Common Shares of the Company from another Shareholder Party in a single transaction by way of private agreement and is already a party or agrees to become a party to the Investor Rights Agreement.

Solus	Funds managed, advised or sub-advised by Solus Alternative Asset Management LP.
New Shareholders	Means any Initial Consenting Debtholder which will be a shareholder of the Company following the Effective Date.
2. DOCUMENTATION
Investor Rights Agreement
Each Shareholder Party shall be a party to an Investor Rights Agreement with the Company. The Investor Rights Agreement will include the terms set out in this Term Sheet. Any Shareholder Party that together with its affiliates owns less than 2.5% of the outstanding Common Shares of the Company may terminate the Investor Rights Agreement solely with respect to itself at any time following the Lock-Up Period (as defined below).

Company’s Articles	Certain of the rights granted to the Shareholder Parties in this Term Sheet shall be included in the articles of the Company.
3. BOARD STRUCTURE
Board Nomination Rights
The board of directors of the Company (the “Board”) shall consist of 7 directors, as described below.
The Board shall be comprised of the following individuals:
(i)    2 directors shall be appointed by each Plan Sponsor [1] which holds at least 24.9% of the Common Shares of the Company;
(ii)    1 director shall be appointed by each Plan Sponsor which holds at least 12.5% but less than 24.9% of the Common Shares of the Company;
(iii)    1 director shall be the CEO of the Company; and
(iv)    the remaining directors (each an “Independent Director”) shall be independent for the purposes of the TSX Company Manual (for so long as the Company is listed on the TSX) and National Instrument 52-110 Audit Committees (for so long as the Company remains a reporting issuer in any jurisdiction in Canada). The majority of the Independent Directors shall have relevant experience in the industry in which the Company operates.

Nomination of Independent Directors
One of the Independent Directors shall require the support of (i) a majority of the Nominating Committee, and (ii) both Plan Sponsors.
All remaining Independent Directors shall require the support of (i) a majority of the Nominating Committee, and (ii) at least one of the Plan Sponsors.

Approval of the Initial Independent Directors
Prior to the Effective Date, the initial Independent Directors shall be nominated by the Nominating Committee (in the manner described above in “Nomination of Independent Directors”) and be approved by the Shareholder Parties and New Shareholders holding a simple majority of the shares voted (determined on a pro forma basis as of the Effective Date).

1 Plan Sponsor board appointment rights to be effected by way of golden shares to be included in the articles of the Company.

Independent Directors Following the Effective Date
In the event of a resignation of an Initial Independent Director or the termination of an Initial Independent Director’s directorship within the 18 month period following the Effective Date, the replacement Independent Director(s) (each a “Replacement Independent Director”) shall be nominated by the Nominating Committee (in the manner described above in “Nomination of Independent Directors”) and appointed by the Board.
On and from the date falling 18 months after the Effective Date, any Replacement Independent Directors shall be nominated and appointed by the Board and serve until the next succeeding annual meeting of shareholders.
The re-election of each of the Independent Directors shall be put to a shareholder vote at each Annual General Meeting. Any such vote shall pass with the support of a simple majority of the shares cast at the Annual General Meeting, subject to the Company’s Majority Voting Policy.

Residency Requirements	At least two of the Independent Directors elected by the holders of Common Shares shall be resident Canadians and a majority of the board shall not be citizens or residents of the United States.
Director Resignation
Where a Plan Sponsor loses the right to appoint a director, such director(s) previously appointed by such Plan Sponsor shall promptly resign from the Board. Any replacement director shall be considered an Independent Director.
A director shall promptly resign from the Board upon the written request of the Plan Sponsor who appointed such director and the Board shall forthwith appoint another director designated by such Plan Sponsor to the Board.

Chairman	The Chairman will be selected by the board by majority vote. The Chairman shall not have a casting vote in the event of any deadlock.
4. INFORMATION RIGHTS
Information Rights
In addition to, and to the extent not inconsistent with, any information rights granted to shareholders of the Company by applicable law, the Shareholder Parties and/or any of their designated representatives shall have information rights in respect of the following matters, subject to the confidentiality restrictions in the Investor Rights Agreement:
(i)    Company books and records;
(ii)    Monthly management accounts;
(iii)    Annual budget;
(iv)    Details of any material claim (including in relation to the investigations currently being undertaken by the UK Competition and Markets Authority (the “CMA”); and
(v)    Information provided to any secured creditor or bondholder of the Company.
Further, the Company shall on request of any Shareholder Party provide to such person information regarding the financial condition, assets and operations of the Company Group and/or any member of the Company Group as such shareholder (as applicable) may reasonably request, provided that such request shall not unreasonably interfere with the operations of the Company Group.
Any Shareholder Party may determine not to receive any of the foregoing information.

5. EXIT EVENT
Exit Event
Means (i) a sale of Common Shares of the Company or a merger, amalgamation, arrangement or other business combination, in each case resulting in a change of control or (ii) the sale of all or substantially all of the Company Group’s assets.

Exit Event Committee
Subject to the prior consent of the Plan Sponsors, Shareholder Parties holding at least 33 1/3% of the then outstanding Common Shares of the Company may request that the Board of Directors form a sub‐committee to explore an Exit Event (the “Exit Event Committee”). Such Exit Event Committee shall be mandated to communicate with, and actively market the Company to, prospective investors. The Exit Event Committee shall be comprised of the following members:
(i)    The directors appointed by the Plan Sponsors; and
(ii)    Two of the Independent Directors.
Nothing herein shall restrict the ability of the Board to solicit or pursue an Exit Event on its own initiative in the absence of having first received a request to form an Exit Event Committee; provided that in the event an Exit Event Committee is formed during such time, the Board shall be entitled to continue soliciting and pursuing the Exit Event through the Exit Event Committee.

Exit Mechanics
The articles of the Company will provide that an Exit Event shall occur if:
(a) such Exit Event has been approved by a majority of the Board, including at least one Independent Director; and
(b) shareholders of the Company holding at least a majority of the Common Shares of the Company have consented in writing or have voted in favor of such Exit Event at a shareholder meeting.
All shareholders are deemed to have waived any dissent rights that may otherwise be available to such shareholder in respect of such Exit Event.

6. OTHER RIGHTS
Preemption Rights	The Shareholder Parties shall be entitled to customary preemptive participation rights with respect to any equity capital raises, subject to customary exceptions.
Delisting Rights
Within the 24 month period following the Effective Date, the Company may not voluntarily delist its Common Shares from the Toronto Stock Exchange unless shareholders of the Company holding at least 60% of the Common Shares of the Company have consented in writing or at least 60% of the Common Shares of the Company voted at a shareholder meeting have voted in favor of the delisting. Thereafter, any voluntary delisting shall be subject to applicable TSX rules.

Related Party Transactions
The Company Group may not enter into or effect a "related party transaction" (as defined in Multilateral Instrument 61-101):
(a) unless such transaction is approved by a majority of the Board entitled to vote on such transaction (which, for the avoidance of doubt, will not include any members of the Board appointed by the Plan Sponsor that is the related party to the transaction), including at least two Independent Directors; and
(b) if (i) the fair market value of the subject matter of, or the fair market value of the consideration for, the transaction, exceeds $25 million, and (ii) disinterested Shareholder Parties holding a majority of the shares held by all disinterested Shareholder Parties have objected to such transaction within 10 days of written notice of such transaction from the Company, provided that the above shall not apply in respect of any financing transaction which is (i) broadly syndicated, or (ii) offered up to all Shareholder Parties on a pro-rata basis either prior to such financing being entered into or promptly thereafter.

Tag Rights
Each Shareholder Party shall have customary tag-along rights on sales of 25% or more of shares of the Company by any Shareholder Party to an unaffiliated third party (other than in connection with a public distribution or an underwritten public offering).

Veto Rights – Plan Sponsors
The Company may not effect any of the following if (a) each of the Plan Sponsors object in writing, and (b) at the time of such objection, the Plan Sponsors collectively own or control 30% or more of the outstanding Common Shares:
(i)    any incurrence of debt in excess of $100 million (other than the Revolving Facility);
(ii)    the settlement or appeal by the Company or any of its subsidiaries of any material claim (including any in relation to the ongoing CMA investigation);
or
(iii)    acquisitions, divestitures or mergers in excess of $100 million (which for greater certainty shall not include any Exit Event or other similar transaction involving the Company).
The Company shall notify the Plan Sponsors of any proposal to do any of the foregoing at least 10 days prior to the effective date of such event.
If a single Plan Sponsor has notified the Company that it does not wish to receive information regarding a proposed transaction that requires its approval, such Plan Sponsor shall be deemed to have objected to such transaction.
If both Plan Sponsors have notified the Company that they

 do not wish to receive information regarding a proposed transaction that requires their approval, both Plan Sponsors shall be deemed to have approved such transaction.
If one of the Plan Sponsors ceases to be a Plan Sponsor, then the Shareholder Party that owns or controls the greatest number of Common Shares relative to all Shareholder Parties, which amount shall not be less than 12.5% of the total outstanding Common Shares, shall be considered a "Plan Sponsor" solely for the purpose of this section "Veto Rights – Plan Sponsors".
For greater certainty, if (a) there is only one Plan Sponsor and such Plan Sponsor holds 30% or more of the outstanding Common Shares, and (b) no Shareholder Party qualifies as a "Plan Sponsor" under the foregoing paragraph, such Plan Sponsor will have the veto rights described above.

Veto Rights – Tax
The Company may not enter into any transaction which could reasonably be expected to give rise to a material tax liability for a Plan Sponsor that materially disproportionately affects such Plan Sponsor relative to other Shareholder Parties unless it has first obtained the consent of the affected Plan Sponsor.

7. TRANSFERS
Lock-Up Arrangements
The shares purchased in the Private Placement will be subject to a lock-up period of 6 months following the Effective Date (the “Lock-up Period”), subject to such exceptions as set forth in the Subscription Agreement and such other exceptions as may be agreed upon by the Private Placement Parties, the Plan Sponsors and the Company. For greater certainty, the Common Shares acquired upon exchange of unsecured debt in connection with the recapitalization transaction shall not be subject to any lock-up period.

Transfers by Shareholder Parties
Shares to be freely transferrable, subject to applicable securities laws restrictions and, in the case of the Common Shares purchased in the Private Placement, restrictions on transfer during the Lock-up Period.

Registration Rights	Each Shareholder Party (or group of Shareholder Parties acting together) holding at least 7.5% of the Common Shares of the

Company will be entitled to customary demand rights in respect of a specified number of publicly registered, marketed, underwritten offerings.
Customary piggyback rights in respect of marketed, underwritten offerings by the Company or one of its shareholders shall be available to each Shareholder Party (or group of affiliated Shareholder Parties acting together) holding at least 5% of the Common Shares, subject to customary restrictions.
The registration rights provided to the Shareholder Parties shall be subject to customary terms including restrictions on the number of demand registrations per year, the size of the offering and the number of Common Shares that may be sold pursuant to such demand registrations, in each case as appropriate for the Company’s circumstances.

8. OTHER
Deregistration in U.S.	The Company shall (1) delist its Common Shares from the Nasdaq promptly, and (2) deregister its Common Shares under the Securities Exchange Act of 1934 as promptly as practicable.
Confidentiality	Customary provisions to apply to confidential information received pursuant to the Investor Rights Agreement.
Governing Law of the Investor Rights Agreement	Ontario law

Any questions and requests for assistance may be directed to our Strategic Shareholder Advisor and Proxy Solicitation Agent:
The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleadvisors.com
North American Toll Free Phone:
1-866-581-0506
Email: corpaction@kingsdaleadvisors.com Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272
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